4/21

08002052

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora Energy Resources Inc

*CURRENT ADDRESS #1650-1055 West Hastings St.
Vancouver, BC
Canada V6E 2E9

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 23 2008
THOMSON FINANCIAL

FILE NO. 82- 35180

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/22/08

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QUARTERLY INFORMATION
FOR THE THREE-MONTH PERIOD ENDED
JUNE 30, 2007

aurora

aurora energy resources inc.

(AN EXPLORATION STAGE CORPORATION)

AURORA ENERGY RESOURCES INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations of Aurora Energy Resources Inc. ("Aurora" or the "Corporation") as at August 10, 2007 for the second quarter ended June 30, 2007, and should be read in conjunction with the unaudited financial statements of the Corporation for such period, together with the accompanying notes, included therein. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader should also refer to the annual audited financial statements of the Corporation, for its most recently completed financial year, December 31, 2006. All amounts contained herein are in Canadian dollars.

OVERVIEW

Aurora is a uranium exploration and development company that holds one of the largest undeveloped uranium properties in the world. Aurora was incorporated on June 8, 2005, to hold the uranium mineral properties located in the central mineral belt ("CMB") of Newfoundland and Labrador, Canada, of Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius"). Fronteer and Altius acquired the properties by way of staking and operated the properties as a 50/50 strategic alliance venture until the transfer of the properties to the Corporation in June 2005. The properties consist of a total of 223,074 acres in 32 licenses or groups of mineral claims. As at August 10, 2007, Aurora is owned 46.8% by Fronteer and to the Corporations knowledge, Altius owns less than 10%. The Corporation went public by way of an Initial Public Offering ("IPO") in March 2006, and trades on the Toronto Stock Exchange under the symbol AXU.

On February 13, 2007, the Corporation announced an updated global uranium resource estimate. The Corporation's total global uranium resource increased from 36 million pounds in January 2005 attributed to the Michelin deposit, to 96 million pounds attributed to the Michelin and newly discovered Jacques Lake deposit. See detailed table in Exploration Projects section. The Corporation commenced its 2007 field exploration program in March 2007 with the opening of the Michelin Camp in preparation for drilling which commenced in April 2007.

For its 2007 field program, the Corporation has planned a comprehensive exploration program, which will include at least 75,000 metres of drilling, with an estimated budgeted expenditure of approximately $21,250,000. In addition, the Corporation has allocated approximately $9,000,000 for baseline environmental and engineering studies as part of its larger pre-feasibility study, which is expected to be completed by the end of 2007.

RESULTS OF OPERATIONS

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

June 30, 2007 vs. June 30, 2006

The Corporation's net loss for the quarter ended June 30, 2007 was $2,726,938 or $0.04 per share compared to a net loss of $1,652,548 or $0.03 per share for the same period in the prior year. The Corporation's net loss for the six months ended June 30, 2007 was $5,693,441 or $0.09 per share as compared to a net loss of $4,856,721 or $0.09 per share for the six months ended June 30, 2006. The Corporation's net loss for 2007 consists primarily of stock based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, office and general expenses, Part XII.6 tax and listing and filing fees, offset by interest income. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

Stock-based compensation expense for the three months ended June 30, 2007 totalled $2,466,233 as compared to $379,981 for the same period in 2006. Stock-based compensation expense for the six months ended June 30, 2007 totalled $4,888,597 as compared to $5,109,273 for the period ending June 30, 2006. The Corporation issued a total of 3,692,500 stock options to directors, employees and consultants during the first six months of 2006, including 190,000 in the second quarter of 2006 as compared to 1,060,000 during the first six months of 2007 including 180,000 in the second quarter of 2007. The Corporation expenses the value attributed to the options using the Black Scholes model, over the option vesting term. Stock option expense relating to those employees working on the Corporation's exploration properties has been charged to the properties in the same manner in which exploration wages have been charged to the properties.

Wages and benefits costs totalled $445,669 for the three months ended June 30, 2007, as compared to $223,197 for the same period in 2006. Wages and benefits costs for the six months ended June 30, 2007, totalled $967,293 as compared to $200,625 for the period ending June 30, 2006. Administrative staff was hired effective March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. The wages and benefits expense at June 30, 2007, includes a special bonus of $90,250 awarded to the Corporation's President in recognition of the significant growth experienced by the Corporation under his leadership since the March 2006 IPO and also reflect an increase in administrative staff over the prior year and general wage increases over 2006. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration projects can be identified.

Investor relations, promotion and advertising expense totalled $160,872 for the three months ended June 30, 2007 as compared to $216,894 for the same period in 2006. For the six months ended June 30, 2007, investor relations, promotion and advertising expense totalled $516,284 as compared to $314,190 for the period ending June 30, 2006. Timing of promotional activities and costs for the Corporation's first annual report and design of the Corporations web site and marketing materials, which were incurred mainly in the second quarter of 2007, were the main factors for period over period changes.

Office and general expense totalled $275,371 for the three months ended June 30, 2007 as compared to $79,603 for the same period in 2006. For the six months ended June 30, 2007, office and general expenses totalled $419,259 as compared to $98,337 for the period ending June 30, 2006. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administrations costs. In October 2006, the Corporation issued 956,200 Flow-through common shares, raising gross proceeds of

$12,000,310. The tax benefit of these planned resource expenditures was fully renounced to the flow-through common share subscribers in February 2007. The resulting future income tax effect of the renouncement of $3,960,102, was netted against share capital. The Canada Revenue Agency levies a tax on the unspent portion of these expenditures called Part XII.6 tax. The Corporation has accrued $180,237 of Part XII.6 tax as at June 30, 2007. As the Corporation incurs exploration expenditures in 2007, the amount of tax required to be recognized monthly will decrease. As at June 30, 2007, the Corporation estimates it has incurred approximately $8,800,000 in exploration expenditures out of the total $12,000,310 in flow-through funds raised. The Corporation's exploration plans for the remainder of 2007 should be sufficient to meet the remainder of this commitment.

Listing and filing fees totalled $10,844 for the three months ended June 30, 2007, as compared to $20,758 for the same period in 2006. Listing and filing fees for the six months ended June 30, 2007, totalled $120,943 as compared to $43,382 for the same period in 2006. The increase is due to the payment of annual sustaining and maintenance fees to the Toronto Stock Exchange in March 2007 which were not applicable in 2006.

Interest income increased to $505,326 for the three months ended June 30, 2007 as compared to $245,552 for the three months ended June 30, 2006. For the six months ended June 30, 2007 interest income increased to $1,039,050 as compared to $267,541 for the same period in the prior year. The Corporation did not raise any significant funds until its IPO in March of 2006, and subsequent financing in September 2006. The increased interest income reflects a higher overall average cash balance as compared to the prior year and reflects timing of receipt and investment of funds from one period to the next.

Total assets at June 30, 2007, increased to $80,627,474 from $76,419,309 at December 31, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totalling $2,454,501. Total cash flows from financing activities for the three months ended June 30, 2007 totalled $893,671 as compared to $3,652,205 for the same period ending in 2006. Cash flows from financing activities for second quarter in 2006 consisted of the receipt of the net proceeds from the exercise of the over-allotment option on the Corporation's IPO.

EXPLORATION PROJECTS

For the six months ended June 30, 2007, the Corporation incurred exploration costs and claim maintenance payments totalling $8,565,561, excluding stock based compensation expense of $1,838,816, as compared to a budget of $9,762,954 for the same period. Weather issues and delays obtaining the Michelin drilling permits, resulted in a slow start to the 2007 field season. The Corporation was required to delay the start of its 2007 field program while the Provincial and Nunatsiavut governments negotiated the Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands. Permits were granted for drilling at Michelin early in the second quarter.

For the year, Aurora has planned a $21,250,000 work program to continue the evaluation of the CMB Uranium Property. The main focus of the 2007 exploration program will be to 1) convert inferred resources to indicated resources; 2) expand the size of the known deposits; and 3) focus on discovering new deposits in the district.

The 2007 work program will also include of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing work on a pre-feasibility study, currently being conducted by a consortium of engineering companies, headed by Micon International Ltd. and SNC Lavalin Inc. In addition, it is planned that the program will involve a significant component of field work including a diamond drill program at Michelin, Jacques

Lake, Aurora Corridor, Michelin East, White Bear Lake, Melody Hill and on the Inda Lake Trend.

This work will be based out of the existing Michelin Camp and a new Jacques Lake Camp currently under construction and expected to be operational mid August. Both of these camps will be fully winterized. As of June 30, 2007, Aurora has drilled a total of approximately 9,600 metres including 2,378 metres at Michelin, 4,390 metres at Jacques Lake and 2,744 metres at Melody Hill, as compared to a budget of 31,000 metres. Additional drills, originally scheduled for arrival in July, have now been delayed until August. The Corporation is examining its alternatives to make up this drilling deficit, including extending the drilling season into the winter months. Assay results for the drilling completed to date are currently pending.

Based on the outcome of the pre-feasibility study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

Work to date has also included a component of geological mapping and a geochemical sampling program throughout the CMB claim group and a Titan IP survey over the Michelin deposit.

In addition to drilling, the Corporation has allocated approximately $9,000,000 for development, consisting of baseline environmental and engineering studies and community relations expenditures as part of its larger pre-feasibility study. This is increased from an original budget of $5,000,000 and reflects additional costs for environmental and permitting contractors not originally anticipated in 2007. During the six months ended June 30, 2007, the Corporation incurred development expenditures of $2,127,611. The Corporation continues to work towards formally registering its project for the environmental assessment process, which may take place as early as the fourth quarter in 2007.

The Corporation has received all necessary permits for its Jacques Lake camp, drilling at Melody Hill, Michelin, Jacques Lake and the Aurora Corridor, and anticipates submitting additional permits for permission to drill on other regional targets throughout the third quarter. The Corporation has also posted environmental bonds totalling $70,000 in accordance with the new Standards for Quarrying and Mineral Exploration, which recently came into effect on Labrador Inuit lands.

The Corporation continues to keep local communities informed about the project through regular meetings and has opened a new community liaison office in the community of Makkovik in May 2007, to compliment the office in Postville, which has been open for three years. The Corporation also sponsored a tour for 12 people from the Nunatsiavut government and members of the local Inuit communities, of the uranium production facilities at McLean Lake and a decommissioned mine site at Cluff Lake, located in Northern Saskatchewan. The Corporation is planning a similar trip for members of the Innu Nation and its communities, to take place later in the third quarter. The Corporation is committed to the highest standards for workplace health and safety and environmental protection and is committed to using local suppliers and contractors wherever possible.

During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. The collective resource estimate yields a total of 95,910,000 pounds of uranium, increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

The resource modeling was carried out with both an open pit and underground component. A detailed breakdown of the resource estimate for both deposits is shown in the following table[1]:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

** Open pit resource reported at 0.03% U_3O_8 cut-off*
*** Underground resource reported at a 0.05% U_3O_8 cut-off*

Copies of the National Instrument 43-101 compliant technical report entitled "*The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007*" can be viewed on SEDAR at www.sedar.com.

1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Corporation's quarterly financial statements. The Corporation was incorporated on June 8, 2005 and; therefore, has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

	Dec 2006	**March 2007**	**June 2007**
Net sales	Nil	Nil	Nil
Loss before discontinued operations	$5,486,129	$2,966,503	$2,726,938
Basic and diluted loss per share before discontinued operations	$0.10	$0.05	$0.04
Net loss for the period	$5,486,129	$2,966,503	$2,726,938
Basic and diluted loss per share for the period	$0.10	$0.05	$0.04

	Mar 2006	**June 2006**	**Sept 2006**
Net sales	Nil	Nil	Nil
Loss before discontinued operations	$3,204,172	$1,652,548	$2,228,791
Basic and diluted loss per share before discontinued operations	$0.06	$0.03	$0.04
Net loss for the period	$3,204,172	$1,652,548	$2,228,791
Basic and diluted loss per share for the period	$0.06	$0.03	$0.04

The slight decrease in the net loss for the second quarter of 2007, as compared to the first quarter of 2007 was attributable to a decrease in investor relations expense in the second quarter to $160,872 from $355,412 in the first quarter. The decrease is primarily due to annual report costs that were recorded in the first quarter.

The net loss for the first quarter of 2007 is mostly attributable to stock-based compensation expense of $2,422,364 recognized during the quarter. In addition, wages and benefits expense increased due to an increase overall number of employees from prior periods and a payment a management bonus.

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter in conjunction with the Corporation's IPO, as compared to stock-based compensation of $379,981 in the second quarter of 2006.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2007, the Corporation had cash and cash equivalents of $45,133,419 and working capital of $44,439,137 compared to cash and cash equivalents of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $8,004,443 and $7,947,280 respectively is primarily related to the use of funds in operating activities totalling $1,303,960 and deferred development and exploration expenditures of $8,483,842 offset by the receipt of $2,454,501 upon the exercise of stock options and warrants.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash are sufficient to fund its planned exploration program for the remainder of 2007 and other anticipated corporate costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities and anticipates issuing additional equity securities in the second half of 2007, to raise additional funds to carry it through mine feasibility. The Corporation has no pre-arranged source of debt financing and no debt.

The Corporation shares office premises and a number of employees in common with Fronteer. In April 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60 days notice by either party.

As at June 30, 2007, the Corporation had 4,317,335 stock options outstanding which, if exercised, would bring approximately $35,000,000 to the treasury.

The Corporation has the following contractual obligation as at June 30, 2007:

	Payments Due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$479,775	$156,553	$259,383	$63,840	Nil

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Corporation's disclosure controls and procedures. Based upon the results of that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to produce reasonable assurance that the information required to be disclosed by the Corporation in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Corporation's internal control over financial reporting during the quarter ended June 30, 2007, that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2007, the Corporation was invoiced $374,407 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, and general administration costs incurred on its behalf. At June 30, 2007, the Corporation had a payable balance due to Fronteer of $120,279.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of drilling. The costs to complete this reclamation are not significant and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Corporation's options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Corporation adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007, which addresses the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, certain information presented in this MD&A constitutes "forward-looking statements". Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Such forward looking statements herein including but are not limited to, those with respect to the timing and amount of exploration work , expected timing of receipt of permits, timing of pre-feasibility and feasibility studies, timing of possible financings and timing of the environmental assessment process, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of future exploration results, uranium prices,

future cash requirements, results of pre-feasibility or feasibility studies and engineering work, results of metallurgical studies and environmental assessment of the project as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Corporation for the year ended December 31, 2006, and other continuous disclosure documents filed by the Corporation since January 1, 2007, available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms "Measured", "Indicated", and "Inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

OUTSTANDING SHARE DATA

The following table outlines the common shares outstanding subsequent to the quarter end to August 10, 2007.

	# of common shares
Balance, June 30, 2007	66,163,162
Shares issued on exercise of stock options	5,000
Balance, August 10, 2007	66,168,162

SUBSEQUENT EVENTS

Subsequent to June 30, 2007, 5,000 stock options were exercised for proceeds of $20,000. In addition, 130,000 stock options were granted to employees of the Corporation with exercise prices ranging from $14.20 to $16.48, exercisable for a period of five years. The Corporation also entered into two new operating lease arrangements requiring payments totalling $34,500 per year until 2010 and $19,200 per year until 2008.

OUTLOOK

Drilling progress has been slower than expected during the first six months of the 2007 field season; however, Aurora has established a work program that is still considered one of the largest of its kind in Canada. Aurora believes it is well on its way to fulfilling its goal of being the next Corporation to enter the environmental assessment process for eventual permitting of a new uranium mine in Canada.

Aurora will continue to work with its contractors as it progresses through its pre-feasibility study for the Michelin and Jacques Lake deposits. In addition, the Corporation will continue to test a significant number of other exciting targets on its 100% owned property.

Aurora continues to be focused on community consultation and involvement and will strive to be a leader in employee health and safety and environmental protection. As the world's demand for uranium as a source of energy continues to grow and the price of uranium remains robust, the Corporation is well positioned to benefit from ongoing exploration and development success in 2007.

"Mark O'Dea"
Mark O'Dea
President

"Sean Tetzlaff"
Sean Tetzlaff
CFO, Corporate Secretary

August 10, 2007

Financial Statements

AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Three and six months ended June 30, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

AURORA ENERGY RESOURCES INC.
INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Balance Sheets

(Expressed in Canadian dollars - unaudited)

		June 30, 2007		December 31, 2006
Assets				
Current assets:				
Cash and cash equivalents	$	45,133,419	$	53,137,862
Short-term deposits		236,616		197,676
Accounts receivable and other		1,584,894		339,525
		46,954,929		53,675,063
Equipment		926,755		402,833
Exploration properties and deferred exploration expenditures (Note 3)		32,745,790		22,341,413
	$	80,627,474	$	76,419,309
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	2,395,513	$	1,200,492
Due to related party (Note 5)		120,279		88,154
		2,515,792		1,288,646
Future income taxes		4,624,500		559,911
Shareholders' Equity				
Share capital (Note 4)		76,535,451		76,640,085
Contributed surplus		15,235,419		10,350,914
Warrants		-		170,000
Accumulated deficit		(18,283,688)		(12,590,247)
		73,487,182		74,570,752
	$	80,627,474	$	76,419,309

Nature of operations (Note 1)
Subsequent events (Note 6)

The accompanying notes form an integral part of these interim financial statements.

Approved by the Board of Directors:

"Mark Dobbin"
Director

"Eric Cunningham"
Director

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Operating expenses:				
Stock-based compensation (Note 4(b))	$ 2,466,233	$ 379,981	$ 4,888,597	$ 5,109,273
Wages and benefits	445,669	223,197	967,293	200,625
Investor relations, promotion and advertising	160,872	216,894	516,284	314,190
Office and general	275,370	79,603	419,258	98,337
Part XII.6 tax	90,611	-	180,237	-
Listing and filing fees	10,844	20,758	120,943	43,382
Rent	13,202	26,542	57,646	26,542
Accounting and audit	10,540	13,641	32,297	10,368
Consulting	(3,110)	-	31,053	39,095
Legal	4,144	22,156	16,527	42,870
Loss from operations	3,474,375	982,772	7,230,135	5,884,682
Other income:				
Interest income	505,326	245,552	1,039,050	267,541
Loss before income taxes	2,969,049	737,220	6,191,085	5,617,141
Future income tax expense (recovery)	(242,111)	915,328	(497,644)	(760,420)
Net loss and comprehensive loss for the period	$ 2,726,938	$ 1,652,548	$ 5,693,441	$ 4,856,721
Basic and diluted loss per share	$ 0.04	$ 0.03	$ 0.09	$ 0.09
Weighted average number of common shares used in the computation of basic and diluted loss per share	66,068,909	60,732,893	65,857,635	57,133,665

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Cash provided (used for):				
Operating activities:				
Loss for the period	$ (2,726,938)	(1,652,548)	$ (5,693,441)	(4,856,721)
Items not affecting cash:				
Amortization	1,402	-	3,232	-
Future income taxes	(242,111)	915,328	(497,644)	(760,420)
Stock-based compensation	2,466,233	379,981	4,888,597	5,109,273
Changes in current assets and liabilities:				
Accounts receivable and other	(67,296)	(92,637)	(108,250)	(211,863)
Accounts payable and accrued liabilities	71,941	316,803	103,546	553,492
Cash used in operating activities	(496,769)	(133,073)	(1,303,960)	(166,239)
Financing activities:				
Decrease in bank indebtedness	-	-	-	(77,330)
Amounts due to related parties	55,576	100,609	32,125	100,609
Issuance of common shares for cash	-	3,750,001	-	28,749,999
Cash received on exercise of warrants	-	22,460	510,742	22,460
Cash received on exercise of options	838,095	-	1,943,759	-
Share issue costs	-	(220,865)	(9,799)	(2,337,916)
Cash provided by financing activities	893,671	3,652,205	2,476,827	26,457,822
Investing activities:				
Increase in accounts receivable and other	(982,536)	(436,031)	(1,141,070)	(549,929)
Increase in accounts payable and accrued liabilities	969,130	1,491,154	1,091,475	1,717,269
Purchase of short-term deposits	-	-	(35,000)	-
Purchase of equipment	(380,944)	(160,465)	(608,873)	(168,108)
Interest in exploration properties and deferred exploration expenditures	(6,377,472)	(3,217,244)	(8,483,842)	(3,382,148)
Cash used in investing activities	(6,771,822)	(2,322,586)	(9,177,310)	(2,382,916)
Increase (decrease) in cash and cash equivalents	(6,374,920)	1,196,546	(8,004,443)	23,908,667
Cash and cash equivalents, beginning of period	51,508,339	23,084,773	53,137,862	372,652
Cash and cash equivalents, end of period	$ 45,133,419	$ 24,281,319	$ 45,133,419	$ 24,281,319
Non-cash investing and financing activities:				
Depreciation capitalized to deferred exploration	$ 53,521	$ 10,046	$ 81,719	$ 11,695
Stock-based compensation expense capitalized to deferred exploration	$ 560,001	$ 177,127	$ 1,236,685	$ 687,583
Recognition of future income tax liabilties related to exploration properties and deferred exploration expenditures	$ 269,630	$ -	$ 602,131	$ -
Value of warrants included in share issue costs	$ -	$ 37,405	$ -	$ 286,775

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares					Total
	Shares	Amount	Contributed Surplus	Warrants	Deficit	Shareholders' Equity
		$	$	$	$	$
Balance as at December 31, 2006	65,504,123	76,640,085	10,350,914	170,000	(12,590,247)	74,570,752
Exercise of stock options	517,166	3,184,537	(1,240,777)	-	-	1,943,760
Exercise of warrants	141,873	680,730	-	(170,000)	-	510,730
Share issue costs	-	(9,799)	-	-	-	(9,799)
Stock-based compensation	-	-	6,125,282	-	-	6,125,282
Future income tax effect of the renunciation of flow-through expenditures	-	(3,960,102)	-	-	-	(3,960,102)
Net loss for the period	-	-	-	-	(5,693,441)	(5,693,441)
Balance as at June 30, 2007	66,163,162	76,535,451	15,235,419	-	(18,283,688)	73,487,182

The accompanying notes form an integral part of these interim financial statements.

1. NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the "Corporation") is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim financial statements follow the same accounting policies as our most recent audited annual financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Corporation's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Corporation's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007 are recognized by adjusting opening deficit and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Corporation currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Corporation now reports a statement of operations and comprehensive loss. The Corporation does not currently have any comprehensive income items.

(Expressed in Canadian dollars)

3. EXPLORATION PROPERTIES

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada:

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc.

The following table categorizes costs incurred:

		Six months ended June 30, 2007		Year ended December 31, 2006
Opening balance	$	22,341,413	$	5,953,110
Engineering and environmental studies		2,127,611		659,891
Transportation and fuel		1,978,839		4,605,456
Drilling		1,959,724		5,394,062
Stock-based compensation, including related future income taxes		1,838,816		1,801,790
Wages, consulting and management fees		987,122		1,911,022
Camp costs and field supplies		611,404		1,068,091
Geophysics		386,239		170,326
Claim maintenance payments		372,500		392,593
Petrography		35,375		11,632
Assaying and geochemical		30,058		48,493
Other		24,267		9,593
Equipment rental		23,086		34,196
Community relations and government		22,784		238,726
Surveying		6,552		24,752
Acquisition costs		-		17,680
	$	32,745,790	$	22,341,413

4. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value. As at June 30, 2007, there were 66,163,162 issued and outstanding common shares of the Corporation.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

(Expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2006	3,877,835	$ 5.57
Options granted	1,060,000	14.89
Options exercised	(517,166)	3.76
Options cancelled	(103,334)	3.63
Outstanding, June 30, 2007	4,317,335	$ 8.13

Options exercisable at June 30, 2007 are 2,706,500 (December 31, 2006 – 2,146,167).

At June 30, 2007, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

Range of prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price
$3.00 to $3.99	1,987,500	3.63 years	$ 3.61
$4.00 to $4.99	23,335	3.99 years	$ 4.00
$5.00 to $5.99	100,000	4.09 years	$ 5.08
$6.00 to $6.99	70,500	4.13 years	$ 6.15
$7.00 to $7.99	250,000	4.16 years	$ 7.58
$9.00 to $9.99	430,000	4.26 years	$ 9.16
$12.00 to $12.99	50,000	4.35 years	$ 12.00
$13.00 to $13.99	271,000	4.40 years	$ 13.27
$14.00 to $14.99	820,000	4.79 years	$ 14.33
$15.00 to $15.99	100,000	4.77 years	$ 15.64
$16.00 to $16.99	190,000	4.68 years	$ 16.34
$18.00 to $18.99	25,000	4.86 years	$ 18.03
	4,317,335	4.10 years	$ 8.13

(Expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

(b) Stock-Based Compensation:

For the period ended June 30, 2007, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. The fair value of options granted during the period ranged from $7.72 to $9.48. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	June 30, 2007	June 30, 2006
Risk free interest rate	3.9% to 4.2%	4.1% to 4.4%
Expected life	3.24 years	4.18 to 4.5 years
Expected volatility	73.5% to 79.4%	60.0% to 82.3%
Expected dividend yield	0.0%	0.0%

(c) Warrants:

As at June 30, 2007, there are no outstanding warrants. During the six months ended June 30, 2007, 141,873 warrants were exercised with a weighted average price of $3.60, for total proceeds of $510,742 to the Corporation.

(d) Income Tax Effects:

In 2007, the Corporation renounced to investors of a Flow Through Common Share offering in 2006, income tax deductions from Canadian exploration expenditures totaling $12,000,310. The related future income tax expense of $3,960,102 resulting from the renouncement has been netted against share capital.

5. RELATED PARTY TRANSACTIONS

The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the six months ended June 30, 2007, the Corporation was invoiced $374,407, by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. For the three months ended June 30, 2007, the Corporation was invoiced $182,830 for similar costs. At June 30, 2007, the Corporation had a payable balance due to Fronteer of $120,279.

6. SUBSEQUENT EVENTS

(a) Subsequent to June 30, 2007, 5,000 stock options were exercised for gross proceeds of $20,000 to the Company. In addition, the Company granted 130,000 stock options to employees, with exercise prices ranging from $14.20 to $16.48, exercisable for a period of five years.

(b) Subsequent to June 30, 2007, the Corporation signed two lease agreements for premises in St. John's, Newfoundland and Labrador for annual payments totalling $34,500 and $19,200 respectively, ending in 2010 and 2008.

CORPORATE INFORMATION

Corporate Head Office Vancouver
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.aurora-energy.com
Email: info@aurora-energy.com

Information Office Toronto
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
Angus Bruneau
Eric Cunningham
Mark Dobbin

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Don Falconer, Vice President, Corporate Development
Chris Lee, Chief Geoscientist

Legal Counsel
Curtis Dawe
139 Water Street
St. Johns, NL A1B 5J9

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Shares Quoted

Toronto Stock Exchange:	AXU

Capitalization

Issued capital:	66,168,162
Fully diluted:	70,605,497
As at August 10, 2007	

Form 52-109F2 *Certification of Interim Filings*

I Sean Tetzlaff, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer

RECEIVED

2008 APR 21 A 7:21

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 ***Certification of Interim Filings***

I Mark O'Dea, Chief Executive Officer and President of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

s/ Mark O'Dea
Mark O'Dea
Chief Executive Officer and President

aurora
aurora energy resources inc.

(AN EXPLORATION STAGE CORPORATION)

AURORA ENERGY RESOURCES INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations of Aurora Energy Resources Inc. ("Aurora" or the "Corporation") as at August 10, 2007 for the second quarter ended June 30, 2007, and should be read in conjunction with the unaudited financial statements of the Corporation for such period, together with the accompanying notes, included therein. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader should also refer to the annual audited financial statements of the Corporation, for its most recently completed financial year, December 31, 2006. All amounts contained herein are in Canadian dollars.

OVERVIEW

Aurora is a uranium exploration and development company that holds one of the largest undeveloped uranium properties in the world. Aurora was incorporated on June 8, 2005, to hold the uranium mineral properties located in the central mineral belt ("CMB") of Newfoundland and Labrador, Canada, of Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("Altius"). Fronteer and Altius acquired the properties by way of staking and operated the properties as a 50/50 strategic alliance venture until the transfer of the properties to the Corporation in June 2005. The properties consist of a total of 223,074 acres in 32 licenses or groups of mineral claims. As at August 10, 2007, Aurora is owned 46.8% by Fronteer and to the Corporations knowledge, Altius owns less than 10%. The Corporation went public by way of an Initial Public Offering ("IPO") in March 2006, and trades on the Toronto Stock Exchange under the symbol AXU.

On February 13, 2007, the Corporation announced an updated global uranium resource estimate. The Corporation's total global uranium resource increased from 36 million pounds in January 2005 attributed to the Michelin deposit, to 96 million pounds attributed to the Michelin and newly discovered Jacques Lake deposit. See detailed table in Exploration Projects section. The Corporation commenced its 2007 field exploration program in March 2007 with the opening of the Michelin Camp in preparation for drilling which commenced in April 2007.

For its 2007 field program, the Corporation has planned a comprehensive exploration program, which will include at least 75,000 metres of drilling, with an estimated budgeted expenditure of approximately $21,250,000. In addition, the Corporation has allocated approximately $9,000,000 for baseline environmental and engineering studies as part of its larger pre-feasibility study, which is expected to be completed by the end of 2007.

RESULTS OF OPERATIONS

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

June 30, 2007 vs. June 30, 2006

The Corporation's net loss for the quarter ended June 30, 2007 was $2,726,938 or $0.04 per share compared to a net loss of $1,652,548 or $0.03 per share for the same period in the prior year. The Corporation's net loss for the six months ended June 30, 2007 was $5,693,441 or $0.09 per share as compared to a net loss of $4,856,721 or $0.09 per share for the six months ended June 30, 2006. The Corporation's net loss for 2007 consists primarily of stock based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, office and general expenses, Part XII.6 tax and listing and filing fees, offset by interest income. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

Stock-based compensation expense for the three months ended June 30, 2007 totalled $2,466,233 as compared to $379,981 for the same period in 2006. Stock-based compensation expense for the six months ended June 30, 2007 totalled $4,888,597 as compared to $5,109,273 for the period ending June 30, 2006. The Corporation issued a total of 3,692,500 stock options to directors, employees and consultants during the first six months of 2006, including 190,000 in the second quarter of 2006 as compared to 1,060,000 during the first six months of 2007 including 180,000 in the second quarter of 2007. The Corporation expenses the value attributed to the options using the Black Scholes model, over the option vesting term. Stock option expense relating to those employees working on the Corporation's exploration properties has been charged to the properties in the same manner in which exploration wages have been charged to the properties.

Wages and benefits costs totalled $445,669 for the three months ended June 30, 2007, as compared to $223,197 for the same period in 2006. Wages and benefits costs for the six months ended June 30, 2007, totalled $967,293 as compared to $200,625 for the period ending June 30, 2006. Administrative staff was hired effective March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. The wages and benefits expense at June 30, 2007, includes a special bonus of $90,250 awarded to the Corporation's President in recognition of the significant growth experienced by the Corporation under his leadership since the March 2006 IPO and also reflect an increase in administrative staff over the prior year and general wage increases over 2006. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration projects can be identified.

Investor relations, promotion and advertising expense totalled $160,872 for the three months ended June 30, 2007 as compared to $216,894 for the same period in 2006. For the six months ended June 30, 2007, investor relations, promotion and advertising expense totalled $516,284 as compared to $314,190 for the period ending June 30, 2006. Timing of promotional activities and costs for the Corporation's first annual report and design of the Corporations web site and marketing materials, which were incurred mainly in the second quarter of 2007, were the main factors for period over period changes.

Office and general expense totalled $275,371 for the three months ended June 30, 2007 as compared to $79,603 for the same period in 2006. For the six months ended June 30, 2007, office and general expenses totalled $419,259 as compared to $98,337 for the period ending June 30, 2006. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administrations costs. In October 2006, the Corporation issued 956,200 Flow-through common shares, raising gross proceeds of

$12,000,310. The tax benefit of these planned resource expenditures was fully renounced to the flow-through common share subscribers in February 2007. The resulting future income tax effect of the renouncement of $3,960,102, was netted against share capital. The Canada Revenue Agency levies a tax on the unspent portion of these expenditures called Part XII.6 tax. The Corporation has accrued $180,237 of Part XII.6 tax as at June 30, 2007. As the Corporation incurs exploration expenditures in 2007, the amount of tax required to be recognized monthly will decrease. As at June 30, 2007, the Corporation estimates it has incurred approximately $8,800,000 in exploration expenditures out of the total $12,000,310 in flow-through funds raised. The Corporation's exploration plans for the remainder of 2007 should be sufficient to meet the remainder of this commitment.

Listing and filing fees totalled $10,844 for the three months ended June 30, 2007, as compared to $20,758 for the same period in 2006. Listing and filing fees for the six months ended June 30, 2007, totalled $120,943 as compared to $43,382 for the same period in 2006. The increase is due to the payment of annual sustaining and maintenance fees to the Toronto Stock Exchange in March 2007 which were not applicable in 2006.

Interest income increased to $505,326 for the three months ended June 30, 2007 as compared to $245,552 for the three months ended June 30, 2006. For the six months ended June 30, 2007 interest income increased to $1,039,050 as compared to $267,541 for the same period in the prior year. The Corporation did not raise any significant funds until its IPO in March of 2006, and subsequent financing in September 2006. The increased interest income reflects a higher overall average cash balance as compared to the prior year and reflects timing of receipt and investment of funds from one period to the next.

Total assets at June 30, 2007, increased to $80,627,474 from $76,419,309 at December 31, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totalling $2,454,501. Total cash flows from financing activities for the three months ended June 30, 2007 totalled $893,671 as compared to $3,652,205 for the same period ending in 2006. Cash flows from financing activities for second quarter in 2006 consisted of the receipt of the net proceeds from the exercise of the over-allotment option on the Corporation's IPO.

EXPLORATION PROJECTS

For the six months ended June 30, 2007, the Corporation incurred exploration costs and claim maintenance payments totalling $8,565,561, excluding stock based compensation expense of $1,838,816, as compared to a budget of $9,762,954 for the same period. Weather issues and delays obtaining the Michelin drilling permits, resulted in a slow start to the 2007 field season. The Corporation was required to delay the start of its 2007 field program while the Provincial and Nunatsiavut governments negotiated the Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands. Permits were granted for drilling at Michelin early in the second quarter.

For the year, Aurora has planned a $21,250,000 work program to continue the evaluation of the CMB Uranium Property. The main focus of the 2007 exploration program will be to 1) convert inferred resources to indicated resources; 2) expand the size of the known deposits; and 3) focus on discovering new deposits in the district.

The 2007 work program will also include of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing work on a pre-feasibility study, currently being conducted by a consortium of engineering companies, headed by Micon International Ltd. and SNC Lavalin Inc. In addition, it is planned that the program will involve a significant component of field work including a diamond drill program at Michelin, Jacques

Lake, Aurora Corridor, Michelin East, White Bear Lake, Melody Hill and on the Inda Lake Trend.

This work will be based out of the existing Michelin Camp and a new Jacques Lake Camp currently under construction and expected to be operational mid August. Both of these camps will be fully winterized. As of June 30, 2007, Aurora has drilled a total of approximately 9,600 metres including 2,378 metres at Michelin, 4,390 metres at Jacques Lake and 2,744 metres at Melody Hill, as compared to a budget of 31,000 metres. Additional drills, originally scheduled for arrival in July, have now been delayed until August. The Corporation is examining its alternatives to make up this drilling deficit, including extending the drilling season into the winter months. Assay results for the drilling completed to date are currently pending.

Based on the outcome of the pre-feasibility study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

Work to date has also included a component of geological mapping and a geochemical sampling program throughout the CMB claim group and a Titan IP survey over the Michelin deposit.

In addition to drilling, the Corporation has allocated approximately $9,000,000 for development, consisting of baseline environmental and engineering studies and community relations expenditures as part of its larger pre-feasibility study. This is increased from an original budget of $5,000,000 and reflects additional costs for environmental and permitting contractors not originally anticipated in 2007. During the six months ended June 30, 2007, the Corporation incurred development expenditures of $2,127,611. The Corporation continues to work towards formally registering its project for the environmental assessment process, which may take place as early as the fourth quarter in 2007.

The Corporation has received all necessary permits for its Jacques Lake camp, drilling at Melody Hill, Michelin, Jacques Lake and the Aurora Corridor, and anticipates submitting additional permits for permission to drill on other regional targets throughout the third quarter. The Corporation has also posted environmental bonds totalling $70,000 in accordance with the new Standards for Quarrying and Mineral Exploration, which recently came into effect on Labrador Inuit lands.

The Corporation continues to keep local communities informed about the project through regular meetings and has opened a new community liaison office in the community of Makkovik in May 2007, to compliment the office in Postville, which has been open for three years. The Corporation also sponsored a tour for 12 people from the Nunatsiavut government and members of the local Inuit communities, of the uranium production facilities at McLean Lake and a decommissioned mine site at Cluff Lake, located in Northern Saskatchewan. The Corporation is planning a similar trip for members of the Innu Nation and its communities, to take place later in the third quarter. The Corporation is committed to the highest standards for workplace health and safety and environmental protection and is committed to using local suppliers and contractors wherever possible.

During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. The collective resource estimate yields a total of 95,910,000 pounds of uranium, increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

The resource modeling was carried out with both an open pit and underground component. A detailed breakdown of the resource estimate for both deposits is shown in the following table[1]:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

* *Open pit resource reported at 0.03% U_3O_8 cut-off*
** *Underground resource reported at a 0.05% U_3O_8 cut-off*

Copies of the National Instrument 43-101 compliant technical report entitled "*The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007*" can be viewed on SEDAR at www.sedar.com.

1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Corporation's quarterly financial statements. The Corporation was incorporated on June 8, 2005 and; therefore, has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

	Dec 2006	**March 2007**	**June 2007**
Net sales	Nil	Nil	Nil
Loss before discontinued operations	$5,486,129	$2,966,503	$2,726,938
Basic and diluted loss per share before discontinued operations	$0.10	$0.05	$0.04
Net loss for the period	$5,486,129	$2,966,503	$2,726,938
Basic and diluted loss per share for the period	$0.10	$0.05	$0.04

	Mar 2006	**June 2006**	**Sept 2006**
Net sales	Nil	Nil	Nil
Loss before discontinued operations	$3,204,172	$1,652,548	$2,228,791
Basic and diluted loss per share before discontinued operations	$0.06	$0.03	$0.04
Net loss for the period	$3,204,172	$1,652,548	$2,228,791
Basic and diluted loss per share for the period	$0.06	$0.03	$0.04

The slight decrease in the net loss for the second quarter of 2007, as compared to the first quarter of 2007 was attributable to a decrease in investor relations expense in the second quarter to $160,872 from $355,412 in the first quarter. The decrease is primarily due to annual report costs that were recorded in the first quarter.

The net loss for the first quarter of 2007 is mostly attributable to stock-based compensation expense of $2,422,364 recognized during the quarter. In addition, wages and benefits expense increased due to an increase overall number of employees from prior periods and a payment a management bonus.

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter in conjunction with the Corporation's IPO, as compared to stock-based compensation of $379,981 in the second quarter of 2006.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2007, the Corporation had cash and cash equivalents of $45,133,419 and working capital of $44,439,137 compared to cash and cash equivalents of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $8,004,443 and $7,947,280 respectively is primarily related to the use of funds in operating activities totalling $1,303,960 and deferred development and exploration expenditures of $8,483,842 offset by the receipt of $2,454,501 upon the exercise of stock options and warrants.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash are sufficient to fund its planned exploration program for the remainder of 2007 and other anticipated corporate costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities and anticipates issuing additional equity securities in the second half of 2007, to raise additional funds to carry it through mine feasibility. The Corporation has no pre-arranged source of debt financing and no debt.

The Corporation shares office premises and a number of employees in common with Fronteer. In April 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60 days notice by either party.

As at June 30, 2007, the Corporation had 4,317,335 stock options outstanding which, if exercised, would bring approximately $35,000,000 to the treasury.

The Corporation has the following contractual obligation as at June 30, 2007:

	Payments Due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$479,775	$156,553	$259,383	$63,840	Nil

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Corporation's disclosure controls and procedures. Based upon the results of that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to produce reasonable assurance that the information required to be disclosed by the Corporation in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Corporation's internal control over financial reporting during the quarter ended June 30, 2007, that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2007, the Corporation was invoiced $374,407 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, and general administration costs incurred on its behalf. At June 30, 2007, the Corporation had a payable balance due to Fronteer of $120,279.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of drilling. The costs to complete this reclamation are not significant and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Corporation's options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Corporation adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007, which addresses the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, certain information presented in this MD&A constitutes "forward-looking statements". Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Such forward looking statements herein including but are not limited to, those with respect to the timing and amount of exploration work , expected timing of receipt of permits, timing of pre-feasibility and feasibility studies, timing of possible financings and timing of the environmental assessment process, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of future exploration results, uranium prices,

future cash requirements, results of pre-feasibility or feasibility studies and engineering work, results of metallurgical studies and environmental assessment of the project as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Corporation for the year ended December 31, 2006, and other continuous disclosure documents filed by the Corporation since January 1, 2007, available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms "Measured", "Indicated", and "Inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

OUTSTANDING SHARE DATA

The following table outlines the common shares outstanding subsequent to the quarter end to August 10, 2007.

	# of common shares
Balance, June 30, 2007	66,163,162
Shares issued on exercise of stock options	5,000
Balance, August 10, 2007	66,168,162

SUBSEQUENT EVENTS

Subsequent to June 30, 2007, 5,000 stock options were exercised for proceeds of $20,000. In addition, 130,000 stock options were granted to employees of the Corporation with exercise prices ranging from $14.20 to $16.48, exercisable for a period of five years. The Corporation also entered into two new operating lease arrangements requiring payments totalling $34,500 per year until 2010 and $19,200 per year until 2008.

OUTLOOK

Drilling progress has been slower than expected during the first six months of the 2007 field season; however, Aurora has established a work program that is still considered one of the largest of its kind in Canada. Aurora believes it is well on its way to fulfilling its goal of being the next Corporation to enter the environmental assessment process for eventual permitting of a new uranium mine in Canada.

Aurora will continue to work with its contractors as it progresses through its pre-feasibility study for the Michelin and Jacques Lake deposits. In addition, the Corporation will continue to test a significant number of other exciting targets on its 100% owned property.

Aurora continues to be focused on community consultation and involvement and will strive to be a leader in employee health and safety and environmental protection. As the world's demand for uranium as a source of energy continues to grow and the price of uranium remains robust, the Corporation is well positioned to benefit from ongoing exploration and development success in 2007.

"Mark O'Dea"
Mark O'Dea
President

"Sean Tetzlaff"
Sean Tetzlaff
CFO, Corporate Secretary

August 10, 2007

Financial Statements

AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Three and six months ended June 30, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

AURORA ENERGY RESOURCES INC.
INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Balance Sheets
(Expressed in Canadian dollars - unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 45,133,419	$ 53,137,862
Short-term deposits	236,616	197,676
Accounts receivable and other	1,584,894	339,525
	46,954,929	53,675,063
Equipment	926,755	402,833
Exploration properties and deferred exploration expenditures (Note 3)	32,745,790	22,341,413
	$ 80,627,474	$ 76,419,309
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,395,513	$ 1,200,492
Due to related party (Note 5)	120,279	88,154
	2,515,792	1,288,646
Future income taxes	4,624,500	559,911
Shareholders' Equity		
Share capital (Note 4)	76,535,451	76,640,085
Contributed surplus	15,235,419	10,350,914
Warrants	-	170,000
Accumulated deficit	(18,283,688)	(12,590,247)
	73,487,182	74,570,752
	$ 80,627,474	$ 76,419,309

Nature of operations (Note 1)
Subsequent events (Note 6)

The accompanying notes form an integral part of these interim financial statements.

Approved by the Board of Directors:

"Mark Dobbin"
Director

"Eric Cunningham"
Director

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Operating expenses:				
Stock-based compensation (Note 4(b))	$ 2,466,233	$ 379,981	$ 4,888,597	$ 5,109,273
Wages and benefits	445,669	223,197	967,293	200,625
Investor relations, promotion and advertising	160,872	216,894	516,284	314,190
Office and general	275,370	79,603	419,258	98,337
Part XII.6 tax	90,611	-	180,237	-
Listing and filing fees	10,844	20,758	120,943	43,382
Rent	13,202	26,542	57,646	26,542
Accounting and audit	10,540	13,641	32,297	10,368
Consulting	(3,110)	-	31,053	39,095
Legal	4,144	22,156	16,527	42,870
Loss from operations	3,474,375	982,772	7,230,135	5,884,682
Other income:				
Interest income	505,326	245,552	1,039,050	267,541
Loss before income taxes	2,969,049	737,220	6,191,085	5,617,141
Future income tax expense (recovery)	(242,111)	915,328	(497,644)	(760,420)
Net loss and comprehensive loss for the period	$ 2,726,938	$ 1,652,548	$ 5,693,441	$ 4,856,721
Basic and diluted loss per share	$ 0.04	$ 0.03	$ 0.09	$ 0.09
Weighted average number of common shares used in the computation of basic and diluted loss per share	66,068,909	60,732,893	65,857,635	57,133,665

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Cash provided (used for):				
Operating activities:				
Loss for the period	$ (2,726,938)	(1,652,548)	$ (5,693,441)	(4,856,721)
Items not affecting cash:				
Amortization	1,402	-	3,232	-
Future income taxes	(242,111)	915,328	(497,644)	(760,420)
Stock-based compensation	2,466,233	379,981	4,888,597	5,109,273
Changes in current assets and liabilities:				
Accounts receivable and other	(67,296)	(92,637)	(108,250)	(211,863)
Accounts payable and accrued liabilities	71,941	316,803	103,546	553,492
Cash used in operating activities	(496,769)	(133,073)	(1,303,960)	(166,239)
Financing activities:				
Decrease in bank indebtedness	-	-	-	(77,330)
Amounts due to related parties	55,576	100,609	32,125	100,609
Issuance of common shares for cash	-	3,750,001	-	28,749,999
Cash received on exercise of warrants	-	22,460	510,742	22,460
Cash received on exercise of options	838,095	-	1,943,759	-
Share issue costs	-	(220,865)	(9,799)	(2,337,916)
Cash provided by financing activities	893,671	3,652,205	2,476,827	26,457,822
Investing activities:				
Increase in accounts receivable and other	(982,536)	(436,031)	(1,141,070)	(549,929)
Increase in accounts payable and accrued liabilities	969,130	1,491,154	1,091,475	1,717,269
Purchase of short-term deposits	-	-	(35,000)	-
Purchase of equipment	(380,944)	(160,465)	(608,873)	(168,108)
Interest in exploration properties and deferred exploration expenditures	(6,377,472)	(3,217,244)	(8,483,842)	(3,382,148)
Cash used in investing activities	(6,771,822)	(2,322,586)	(9,177,310)	(2,382,916)
Increase (decrease) in cash and cash equivalents	(6,374,920)	1,196,546	(8,004,443)	23,908,667
Cash and cash equivalents, beginning of period	51,508,339	23,084,773	53,137,862	372,652
Cash and cash equivalents, end of period	$ 45,133,419	$ 24,281,319	$ 45,133,419	$ 24,281,319
Non-cash investing and financing activities:				
Depreciation capitalized to deferred exploration	$ 53,521	$ 10,046	$ 81,719	$ 11,695
Stock-based compensation expense capitalized to deferred exploration	$ 560,001	$ 177,127	$ 1,236,685	$ 687,583
Recognition of future income tax liabilties related to exploration properties and deferred exploration expenditures	$ 269,630	$ -	$ 602,131	$ -
Value of warrants included in share issue costs	$ -	$ 37,405	$ -	$ 286,775

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares					Total
	Shares	Amount	Contributed Surplus	Warrants	Deficit	Shareholders' Equity
		$	$	$	$	$
Balance as at December 31, 2006	65,504,123	76,640,085	10,350,914	170,000	(12,590,247)	74,570,752
Exercise of stock options	517,166	3,184,537	(1,240,777)	-	-	1,943,760
Exercise of warrants	141,873	680,730	-	(170,000)	-	510,730
Share issue costs	-	(9,799)	-	-	-	(9,799)
Stock-based compensation	-	-	6,125,282	-	-	6,125,282
Future income tax effect of the renunciation of flow-through expenditures	-	(3,960,102)	-	-	-	(3,960,102)
Net loss for the period	-	-	-	-	(5,693,441)	(5,693,441)
Balance as at June 30, 2007	66,163,162	76,535,451	15,235,419	-	(18,283,688)	73,487,182

The accompanying notes form an integral part of these interim financial statements.

1. NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the "Corporation") is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim financial statements follow the same accounting policies as our most recent audited annual financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Corporation's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Corporation's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007 are recognized by adjusting opening deficit and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Corporation currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Corporation now reports a statement of operations and comprehensive loss. The Corporation does not currently have any comprehensive income items.

(Expressed in Canadian dollars)

3. EXPLORATION PROPERTIES

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada:

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc.

The following table categorizes costs incurred:

	Six months ended June 30, 2007	Year ended December 31, 2006
Opening balance	$ 22,341,413	$ 5,953,110
Engineering and environmental studies	2,127,611	659,891
Transportation and fuel	1,978,839	4,605,456
Drilling	1,959,724	5,394,062
Stock-based compensation, including related future income taxes	1,838,816	1,801,790
Wages, consulting and management fees	987,122	1,911,022
Camp costs and field supplies	611,404	1,068,091
Geophysics	386,239	170,326
Claim maintenance payments	372,500	392,593
Petrography	35,375	11,632
Assaying and geochemical	30,058	48,493
Other	24,267	9,593
Equipment rental	23,086	34,196
Community relations and government	22,784	238,726
Surveying	6,552	24,752
Acquisition costs	-	17,680
	$ 32,745,790	$ 22,341,413

4. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value. As at June 30, 2007, there were 66,163,162 issued and outstanding common shares of the Corporation.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

(Expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2006	3,877,835	$ 5.57
Options granted	1,060,000	14.89
Options exercised	(517,166)	3.76
Options cancelled	(103,334)	3.63
Outstanding, June 30, 2007	4,317,335	$ 8.13

Options exercisable at June 30, 2007 are 2,706,500 (December 31, 2006 – 2,146,167).

At June 30, 2007, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

Range of prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price
$3.00 to $3.99	1,987,500	3.63 years	$ 3.61
$4.00 to $4.99	23,335	3.99 years	$ 4.00
$5.00 to $5.99	100,000	4.09 years	$ 5.08
$6.00 to $6.99	70,500	4.13 years	$ 6.15
$7.00 to $7.99	250,000	4.16 years	$ 7.58
$9.00 to $9.99	430,000	4.26 years	$ 9.16
$12.00 to $12.99	50,000	4.35 years	$ 12.00
$13.00 to $13.99	271,000	4.40 years	$ 13.27
$14.00 to $14.99	820,000	4.79 years	$ 14.33
$15.00 to $15.99	100,000	4.77 years	$ 15.64
$16.00 to $16.99	190,000	4.68 years	$ 16.34
$18.00 to $18.99	25,000	4.86 years	$ 18.03
	4,317,335	4.10 years	$ 8.13

(Expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

(b) Stock-Based Compensation:

For the period ended June 30, 2007, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. The fair value of options granted during the period ranged from $7.72 to $9.48. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	June 30, 2007	June 30, 2006
Risk free interest rate	3.9% to 4.2%	4.1% to 4.4%
Expected life	3.24 years	4.18 to 4.5 years
Expected volatility	73.5% to 79.4%	60.0% to 82.3%
Expected dividend yield	0.0%	0.0%

(c) Warrants:

As at June 30, 2007, there are no outstanding warrants. During the six months ended June 30, 2007, 141,873 warrants were exercised with a weighted average price of $3.60, for total proceeds of $510,742 to the Corporation.

(d) Income Tax Effects:

In 2007, the Corporation renounced to investors of a Flow Through Common Share offering in 2006, income tax deductions from Canadian exploration expenditures totaling $12,000,310. The related future income tax expense of $3,960,102 resulting from the renouncement has been netted against share capital.

5. RELATED PARTY TRANSACTIONS

The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the six months ended June 30, 2007, the Corporation was invoiced $374,407, by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. For the three months ended June 30, 2007, the Corporation was invoiced $182,830 for similar costs. At June 30, 2007, the Corporation had a payable balance due to Fronteer of $120,279.

6. SUBSEQUENT EVENTS

(a) Subsequent to June 30, 2007, 5,000 stock options were exercised for gross proceeds of $20,000 to the Company. In addition, the Company granted 130,000 stock options to employees, with exercise prices ranging from $14.20 to $16.48, exercisable for a period of five years.

(b) Subsequent to June 30, 2007, the Corporation signed two lease agreements for premises in St. John's, Newfoundland and Labrador for annual payments totalling $34,500 and $19,200 respectively, ending in 2010 and 2008.

CORPORATE INFORMATION

Corporate Head Office Vancouver
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.aurora-energy.com
Email: info@aurora-energy.com

Information Office Toronto
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
Angus Bruneau
Eric Cunningham
Mark Dobbin

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Don Falconer, Vice President, Corporate Development
Chris Lee, Chief Geoscientist

Legal Counsel
Curtis Dawe
139 Water Street
St. Johns, NL A1B 5J9

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Shares Quoted

Toronto Stock Exchange:	AXU

Capitalization

Issued capital:	66,168,162
Fully diluted:	70,605,497
As at August 10, 2007	

Form 52-109F2 ***Certification of Interim Filings***

I Sean Tetzlaff, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer

RECEIVED

2008 APR 21 A 7:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F2 *Certification of Interim Filings*

I Mark O'Dea, Chief Executive Officer and President of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

s/ Mark O'Dea
Mark O'Dea
Chief Executive Officer and President

QUARTERLY INFORMATION
FOR THE THREE-MONTH PERIOD ENDED
SEPTEMBER 30, 2007

aurora
aurora energy resources inc.

(AN EXPLORATION STAGE CORPORATION)

AURORA ENERGY RESOURCES INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations of Aurora Energy Resources Inc. ("Aurora" or the "Corporation") as at November 9, 2007 for the third quarter ended September 30, 2007, and should be read in conjunction with the unaudited financial statements of the Corporation for such period, together with the accompanying notes, included therein. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader should also refer to the annual audited financial statements of the Corporation, for its most recently completed financial year, December 31, 2006. All amounts contained herein are in Canadian dollars.

OVERVIEW

The Corporation is a uranium exploration and development company focused on the Central Mineral Belt ("CMB") in coastal Labrador, Canada, one of the world's most promising uranium districts.

Since 2005, Aurora's exploration activities have expanded its combined measured, indicated and inferred resource base to a measured and indicated resource of 52.5 million pounds U_3O_8 and an inferred resource of 33.1 million pounds U_3O_8 at Michelin and an indicated resource of 5.4 million pounds U_3O_8 and an inferred resource of 5.0 million pounds U_3O_8 at Jacques Lake, more than five times the amount originally identified in the late 1970's[1]. Exploration activities have also identified significant new resource potential at the Aurora Corridor, the Inda Lake Trend, Rainbow Lake, White Bear and Otter Lake. See detailed table in Exploration Projects section.

In April 2007, the Corporation began an advanced exploration program, one of the largest single project uranium exploration campaigns in the world, with a budget of $21,250,000 and the objective of completing up to 75,000 metres of drilling. The program aims to increase the size of the existing uranium deposits at Michelin and Jacques Lake, as well as further explore the Aurora Corridor and Inda Lake Trend.

In addition, the Corporation has allocated approximately $18,200,000 for baseline environmental and engineering studies and related costs as part of its larger pre-feasibility study, which is currently underway.

Aurora is planning to explore year-round, with two fully winterized camps, at least six drill rigs and a staff of 75. The current exploration program will continue until the end of November 2007 and then be followed by a winter campaign from January to March 2008, which will involve extensive in-fill and delineation drilling and geotechnical and metallurgical testing.

With pre-feasibility studies underway, Aurora is proposing to mine these deposits using conventional mining techniques.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health and environmental protection.

[1] See detailed table of U_3O_8 resources in Exploration and Development section.

On February 13, 2007, the Corporation announced an updated global uranium resource estimate. The Corporation's total global uranium resource increased from 36 million pounds in January 2005 attributed to the Michelin deposit, to 96 million pounds attributed to the Michelin and Jacques Lake. See detailed table in Exploration Projects section.

RESULTS OF OPERATIONS

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

September 30, 2007 vs. September 30, 2006

The Corporation's net loss for the quarter ended September 30, 2007 was $1,440,320 or $0.02 per share compared to a net loss of $2,228,791 or $0.04 per share for the same period in the prior year. The Corporation's net loss for the nine months ended September 30, 2007 was $7,133,761 or $0.11 per share as compared to a net loss of $7,085,512 or $0.12 per share for the nine months ended September 30, 2006. The Corporation's net loss for 2007 consists primarily of stock based compensation expense, wages and benefits expense, investor relations, promotion and advertising costs, office and general expenses, Part XII.6 tax and listing and filing fees, offset by interest income. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

Stock-based compensation expense for the three months ended September 30, 2007 totalled $990,924 as compared to $1,793,398 for the same period in 2006. Stock-based compensation expense for the nine months ended September 30, 2007 totalled $5,879,521 as compared to $6,902,672 for the period ending September 30, 2006. The Corporation issued a total of 4,117,500 stock options to directors, employees and consultants during the first nine months of 2006, including 425,000 in the third quarter of 2006 as compared to 1,190,000 during the first nine months of 2007 including 130,000 in the third quarter of 2007. The Corporation expenses the value attributed to the options using the Black Scholes model, over the options vesting term. Stock option expense relating to those employees working on the Corporation's exploration properties has been charged to the properties in the same manner in which exploration wages have been charged to the properties.

Wages and benefits costs totalled $356,205 for the three months ended September 30, 2007, as compared to $201,966 for the same period in 2006. Wages and benefits costs for the nine months ended September 30, 2007, totalled $1,323,497 as compared to $441,716 for the period ending September 30, 2006. Administrative staff was hired effective March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. The wages and benefits expense at September 30, 2007, includes a special bonus of $90,250 awarded to the Corporation's President in recognition of the significant growth experienced by the Corporation under his leadership since the March 2006 IPO and also reflect an increase in administrative staff over the prior year and general wage increases over 2006. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration project can be identified.

Investor relations, promotion and advertising expense totalled $349,412 for the three months ended September 30, 2007 as compared to $385,576 for the same period in 2006. For the nine months ended September 30, 2007, investor relations, promotion and advertising expense totalled $865,696 as compared to $699,766 for the period ending September 30, 2006. Timing of promotional activities and costs for the Corporation's first annual report and design of the Corporations web site and marketing materials, which were incurred mainly in the second quarter of 2007, were the main factors for period over period changes.

Office and general expense totalled $235,052 for the three months ended September 30, 2007 as compared to $59,682 for the same period in 2006. For the nine months ended September 30, 2007, office and general expenses totalled $654,310 as compared to $118,923 for the period ending September 30, 2006. Commencing in April 2006, Aurora entered into a Shared Service Agreement with Fronteer to share head office space and related administrations costs. During 2007, the Corporation incurred increased costs for Directors & Officers insurance and General Commercial Liability insurance. In addition, the Corporation opened offices in Goose Bay, NL and St John's, NL.

In October 2006, the Corporation issued 956,200 Flow-through common shares, raising gross proceeds of $12,000,310. The tax benefit of these planned resource expenditures were fully renounced to the flow-through common share subscribers in February 2007. The resulting future income tax effect of the renouncement of $3,960,102, was netted against share capital. The Canada Revenue Agency levies a tax on the unspent portion of these expenditures called Part XII.6 tax. The Corporation has accrued $185,395 of Part XII.6 tax as at September 30, 2007 and believes it has met its resource expenditure obligation from the flow-through funds raised.

Listing and filing fees totalled $5,755 for the three months ended September 30, 2007, as compared to $2,193 for the same period in 2006. Listing and filing fees for the nine months ended September 30, 2007, totalled $126,718 as compared to $45,576 for the same period in 2006. The increase is due to the payment of annual sustaining and maintenance fees to the Toronto Stock Exchange in March 2007 which were not applicable in 2006.

Interest income increased to $438,919 for the three months ended September 30, 2007 as compared to $207,211 for the three months ended September 30, 2006. For the nine months ended September 30, 2007 interest income increased to $1,477,969 as compared to $474,752 for the same period in the prior year. The Corporation did not raise any significant funds until its IPO in March of 2006, and subsequent financing in September 2006. The increased interest income reflects a higher interest rate and overall average cash balance as compared to the prior year and reflects timing of receipt and investment of funds from one period to the next.

Total assets at September 30, 2007, increased to $84,756,722 from $76,419,309 at December 31, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totalling $2,499,090. Total cash flows from financing activities for the three months ended September 30, 2007 totalled $(32,042) as compared to $1,040,934 for the same period ending in 2006. Cash flows from financing activities for third quarter in 2006 consisted mainly of the receipt of cash upon the exercise of warrants and stock options in the Company.

EXPLORATION AND DEVELOPMENT

For the nine months ended September 30, 2007, the Corporation incurred property expenditures of $15,289,549, excluding stock based compensation expense and related future income taxes of $3,592,007 and development costs of $3,263,246, as compared to a budget of $18,621,227 for the same period. Weather issues and delays obtaining the Michelin drilling permits, resulted in a slow start to the 2007 field season. The Corporation was required to delay

the start of its 2007 field program while the Provincial and Nunatsiavut governments negotiated the Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands. Permits were granted for drilling at Michelin early in the second quarter.

For the year, Aurora has planned a $21,250,000 work program to continue the evaluation of the CMB Uranium Property and advance the project towards development. The main focus of the 2007 exploration program is to 1) expand the size of the known deposits; 2) convert inferred resources to indicated resources; and 3) focus on discovering new deposits in the district.

The 2007 work program also includes additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing work on a pre-feasibility study, currently being conducted by a consortium of engineering and environmental consultants, managed by Micon International Ltd. and including SNC Lavalin, Golder Associates, Senes Consultants and Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership, Inuit and Innu affiliated companies.

The Corporation is transitioning from seasonal exploration to year-round project development and advancement. Work is based out of two fully winterized camps located at Michelin and Jacques Lake. As of September 30, 2007, Aurora has drilled a total of approximately 37,218 metres including 14,025 metres at Michelin, 12,846 metres at Jacques Lake, 4,136 metres along the Inda Lake trend on the Gear, Inda and Nash targets, 607 metres at Burnt Brook, 195 metres at Gayle, 1,858 metres at the Aurora Corridor and 3,552 metres at Melody Hill, as compared to a target of 70,000 for the first nine months of 2007 and 75,000 metres for the year.

Total metres drilled for the year is expected to be between 50,000 and 55,000 metres at a total cost of $21,000,000. The discrepancy from budget stems largely from the poor weather, permitting delays and lower than planned average drill rates achieved earlier in the Spring. In addition, the Corporation has hired drilling contractors capable of directional drilling, which although more expensive on a per metre basis, has reduced the number of metres of drilling required to test the deposit, from plan. Ongoing work includes targeting, regional prospecting, compilation work, database maintenance and logistical preparations for the 2008 field season. Particular focus will be placed on generating new working models for mineralization on the CMB targets.

The Jacques Lake and regional drill programs are slated to shut down temporarily in early November to await snow. The Michelin drill program will run to late November depending on snow conditions. An application has been submitted to Provincial and Nunatsiavut governments to allow drilling within the legislated 50-metre buffer zone surrounding water bodies for the purpose of doing a program of confirmation drilling on the upper part of the Michelin mineralization during the winter. Aurora has also applied for the necessary permits to complete the remainder of its winter program. Budgets for the winter program are being developed, but management believes the program could costs approximately $10,000,000, Please refer to 2007 news releases dated August 22 and 29, September 11, October 2, 10 and 17, 2007 for results of the Corporation's exploration activities to date.

In addition to drilling, the Corporation has allocated approximately $18,200,000 for baseline environmental and engineering studies, corporate costs and community relations expenditures ("development") as part of its larger pre-feasibility study, which is expected to be completed in 2008. This is increased from an original budget of $5,000,000 and reflects additional costs for environmental and permitting contractors as the scope of the study has been revised. During the nine months ended September 30, 2007, the Corporation incurred

development expenditures of $3,263,246, including $1,544,997 (net of stock based compensation) of engineering and environmental work completed prior to the launch of the pre-feasibility study in July 2007. Development work to date includes baseline environmental surveys for water quality; vegetation; mammal and marine life and lake bathymetry; a fly-over survey of potential Michelin road routes; meetings with the Canadian Environmental Assessment Authority ("CEAA") and the Canadian Nuclear Safety Commission; drafting of project registration document; commencement of engineering studies including detailed mine; tailings and infrastructure design alternatives and metallurgical test work including ore sorting and leaching.

The Corporation continues to work towards formally registering its project with the CEAA which is expected to occur by year end. This registration will officially commence the federal environmental assessment process. The Michelin Project should be the next uranium project to enter the permitting pipeline in Canada.

Aurora's highest priority during all project stages is to maintain worker and community health and safety and to protect the environment. The Corporation is committed to the best environmental, safety, and social practices. An important part of this commitment is our dedication to building cooperative relationships with community and government and engaging in open and honest dialogue. By doing this, Aurora hopes to build mutual success and create a positive economic legacy based on the creation of local, direct employment opportunities and training and, wherever possible, using local suppliers and service providers.

Aurora's track record proves its commitment to these principles. In 2007, 46 of an 80-person staff were from Labrador. In 2006, Aurora partnered with the Nunatsiavut Government to provide Monitor Training programs where a monitor was placed at the Michelin camp to oversee activities during the drill program. In 2007, Aurora contracted Sikumiut Environmental Management Ltd. as a third party drill monitor. This monitor reports directly to the Nunatsiavut Government on the drill site conditions. The Corporation also initiated training for driller helpers, geotechnical assistants, cooks and positions related to first aid and radiation safety.

The operation of a mine and mill will provide a number high quality jobs and training opportunities. We anticipate that the project will create 600-700 construction jobs and 400-500 fulltime jobs during the operations phase. Over the past four years, the Corporation has demonstrated its commitment to support local suppliers and in doing so contributed to the creation of direct and indirect local employment. At least 30% of Aurora's expenditures have remained in the local and provincial economy.

Aurora's commitment goes beyond the immediate employment and business benefits our activities bring to local people and communities. To build cooperative relationships with community and government Aurora also wants to foster a better understanding of these activities among our stakeholders. In 2007, with the support of Areva who allowed us access to their facilities, Aurora took a group of representatives from both the Nunatsiavut Government and Labrador North Coast communities to a producing uranium mine in Saskatchewan. The tour took visitors to an active uranium mine, as well as a reclaimed uranium mine. Visitors were also given the opportunity to meet with members of the near-by community and speak with them about the experience of living next to a uranium mining operation, as well as some of the benefits associated with it.

With the support of both the Nunatsiavut Government and. the Government of Newfoundland and Labrador, Aurora has voluntarily removed historic waste material from the Melody Lake, White Bear, and Inda properties that was left by a previous operator in the 1980s. Local communities have long wanted the debris removed and the initiative follows our

process of our ongoing consultation with these communities and governments. The historic waste included stored garbage, wood, 45-gallon oil drums, and various metals including old tins and tools. The clean-up project took several weeks to complete. The waste material was disposed of in a safe and environmentally responsible manner by a specialized contractor.

During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. A detailed breakdown of the resource estimate for both deposits is shown in the following table[2]:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

** Open pit resource reported at 0.03% U_3O_8 cut-off*
*** Underground resource reported at a 0.05% U_3O_8 cut-off*

For further details on the Corporation's Michelin Project, please refer to the National Instrument 43-101 compliant technical report entitled "*The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007*" which can be viewed on SEDAR at www.sedar.com.

In October, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee will be made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives will be asked to provide information to committee members before a policy is determined. The Corporation will participate in this process to the full extent that is permissible.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Corporation's quarterly financial statements. The Corporation was incorporated on September 8, 2005 and; therefore, has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

	March 2007	**June 2007**	**September 2007**
Net sales	Nil	Nil	Nil

[2] Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

Loss before discontinued operations	$2,966,503	$2,726,938	$1,440,320
Basic and diluted loss per share before discontinued operations	$0.05	$0.04	$0.02
Net loss for the period	$2,966,503	$2,726,938	$1,440,320
Basic and diluted loss per share for the period	$0.05	$0.04	$0.02

	March 2006	**June 2006**	**September 2006**	**December 2006**
Net sales	Nil	Nil	Nil	Nil
Loss before discontinued operations	$3,204,172	$1,652,548	$2,228,791	$5,486,129
Basic and diluted loss per share before discontinued operations	$0.06	$0.03	$0.04	$0.10
Net loss for the period	$3,204,172	$1,652,548	$2,228,791	$5,486,129
Basic and diluted loss per share for the period	$0.06	$0.03	$0.04	$0.10

The decrease in the net loss for the third quarter of 2007, as compared to the second quarter of 2007 was attributable to a decrease in stock based compensation expense in the third quarter to $990,924 from $2,466,233 in the second quarter and a decrease in Part XII.6 tax expense in the third quarter to $5,158 from $90,611 in the second quarter, as a result of the Corporation meeting its flow through expenditure commitment.

The slight decrease in the net loss for the second quarter of 2007, as compared to the first quarter of 2007 was attributable to a decrease in investor relations expense in the second quarter to $160,872 from $355,412 in the first quarter. The decrease is primarily due to annual report costs that were recorded in the first quarter.

The net loss for the first quarter of 2007 is mostly attributable to stock-based compensation expense of $2,422,364 recognized during the quarter. In addition, wages and benefits expense increased due to an increase overall number of employees from prior periods and a payment a management bonus.

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock

options granted in the quarter as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter in conjunction with the Corporation's IPO, as compared to stock-based compensation of $379,981 in the second quarter of 2006.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2007, the Corporation had cash and cash equivalents of $36,154,280 and working capital of $33,281,451 compared to cash and cash equivalents of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $16,983,582 and $19,104,966 respectively is primarily related to the use of funds for deferred development and exploration expenditures of $18,369,009 and the purchase of equipment of $1,280,367 offset by the receipt of $2,499,090 upon the exercise of stock options and warrants.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash are sufficient to fund its planned exploration program for the remainder of 2007 and other anticipated corporate costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities and anticipates issuing additional equity securities, to raise additional funds to carry it through mine feasibility. The Corporation has no pre-arranged source of debt financing and no debt.

The Corporation shares office premises and a number of employees in common with Fronteer. In April 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60 days notice by either party.

As at September 30, 2007, the Corporation had 4,346,669 stock options outstanding which, if exercised, would bring approximately $35,800,000 to the treasury.

The Corporation has the following contractual obligation as at September 30, 2007:

	Payments Due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$505,115	$210,187	$247,048	$47,880	Nil

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Corporation's disclosure controls and procedures. Based upon the results of that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to produce reasonable assurance that the information required to be disclosed by the Corporation in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Corporation's internal control over financial reporting during the quarter ended September 30, 2007, that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, 2007, the Corporation was invoiced $546,742 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, and general administration costs incurred on its behalf. At September 30, 2007, the Corporation had a payable balance due to Fronteer of $43,636.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of drilling. The costs to complete this reclamation are not significant and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Corporation's options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Corporation adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007, which addresses the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, certain information presented in this MD&A constitutes "forward-looking statements". Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Such forward looking statements herein including but are not limited to, those with respect to the timing and amount of exploration work , expected timing of receipt of permits, timing of pre-feasibility and feasibility studies, timing of possible financings and timing of the environmental assessment process, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of future exploration results, uranium prices,

future cash requirements, results of pre-feasibility or feasibility studies and engineering work, results of metallurgical studies and environmental assessment of the project as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Corporation for the year ended December 31, 2006, and other continuous disclosure documents filed by the Corporation since January 1, 2007, available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms "Measured", "Indicated", and "Inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

OUTSTANDING SHARE DATA

The following table outlines the common shares outstanding subsequent to the quarter end to November 9, 2007.

	# of common shares
Balance, September 30, 2007	66,172,162
Shares issued in bought-deal financing	6,062,500
Shares issued on exercise of stock options	119,666
Balance, November 9, 2007	72,354,328

SUBSEQUENT EVENTS

Subsequent to September 30, 2007, 119,666 stock options were exercised for proceeds of $576,581. In addition, the Corporation granted 15,000 stock options with an exercise price of $15.85.

On October 25, 2007, the Corporation announced that it had entered into a bought-deal

financing whereby it agreed to sell a total of 5,312,500 Common Shares of the Corporation at a price of $16.00 per Common Share and a total of 750,000 Flow-Through shares at a price of $20.50 per Flow-Through share for total gross proceeds of $100,375,000 to the Corporation. The Company has also granted the underwriters an option for 30-days, to purchase up to such number of additional Common Shares at a price of $16.00 per Common Share, as is equal to 15% of the number of Common Shares sold, to cover over allotments and for market stabilization purposes. As a result of this financing Fronteer's ownership will be 42.8%, not including Common Shares issued on exercise of the overallotment exercise.

OUTLOOK

Despite a slow start to this year's program due to weather issues and permit delays, drilling continues aggressively. Aurora has established a work program that is still considered one of the largest of its kind in Canada. Aurora believes it is well on its way to fulfilling its goal of being the next Corporation to enter the environmental assessment process for eventual permitting of a new uranium mine in Canada.

Aurora continues to work with its contractors to progresses its pre-feasibility study for the Michelin and Jacques Lake deposits. In addition, the Corporation will continue to test a significant number of other exciting targets on its 100% owned property.

Aurora continues to be focused on community consultation and involvement and will strive to be a leader in employee health and safety and environmental protection. Aurora looks forward to working with the Nunatsiavut government in the coming months as they formulate a policy on uranium mining.

As the world's demand for uranium as a source of energy continues to grow and the price of uranium remains robust, the Corporation is well positioned to benefit from ongoing exploration and development success in the months ahead.

"Mark O'Dea"	*"Sean Tetzlaff"*
Mark O'Dea	Sean Tetzlaff
President	*CFO, Corporate Secretary*

November 9, 2007

aurora
aurora energy resources inc.

(AN EXPLORATION STAGE CORPORATION)

AURORA ENERGY RESOURCES INC.

AMENDED AND RESTATED MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

FORM 51-102F1

AMENDED AND RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following is an amended and restated discussion of the results of operations of Aurora Energy Resources Inc. ("Aurora" or the "Corporation") as at November 21, 2007 for the third quarter ended September 30, 2007, and should be read in conjunction with the unaudited financial statements of the Corporation for such period, together with the accompanying notes, included therein. The Corporation reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader should also refer to the annual audited financial statements of the Corporation, for its most recently completed financial year, December 31, 2006. All amounts contained herein are in Canadian dollars.

OVERVIEW

The Corporation is a uranium exploration and development company focused on the Central Mineral Belt ("CMB") in coastal Labrador, Canada, one of the world's most promising uranium districts.

Since 2005, Aurora's exploration activities have expanded its combined measured, indicated and inferred resource base to a measured and indicated resource of 52.5 million pounds U_3O_8 and an inferred resource of 33.1 million pounds U_3O_8 at Michelin and an indicated resource of 5.4 million pounds U_3O_8 and an inferred resource of 5.0 million pounds U_3O_8 at Jacques Lake, more than five times the amount originally identified in the late 1970's[1]. Exploration activities have also identified significant new resource potential at the Aurora Corridor, the Inda Lake Trend, Rainbow Lake, White Bear and Otter Lake. See detailed table in Exploration Projects section.

In April 2007, the Corporation began an advanced exploration program, one of the largest single project uranium exploration campaigns in the world, with a budget of $21,250,000 and the objective of completing up to 75,000 metres of drilling. The program aims to increase the size of the existing uranium deposits at Michelin and Jacques Lake, as well as further explore the Aurora Corridor and Inda Lake Trend.

Aurora is planning to explore year-round, with two fully winterized camps, at least six drill rigs and a staff of 75. The current exploration program will continue until the end of November 2007 and then resume in January with a winter component, which will involve extensive in-fill and delineation drilling to complete 75,000 metres and geotechnical and metallurgical testing.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health and environmental protection.

On February 13, 2007, the Corporation announced an updated global uranium resource estimate. See detailed table in Exploration and Development section.

RESULTS OF OPERATIONS

The Corporation has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these

[1] See detailed table of U_3O_8 resources in Exploration and Development section.

properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

September 30, 2007 vs. September 30, 2006

The Corporation's net loss for the quarter ended September 30, 2007 was $1,440,320 or $0.02 per share compared to a net loss of $2,228,791 or $0.04 per share for the same period in the prior year. The Corporation's net loss for the nine months ended September 30, 2007 was $7,133,761 or $0.11 per share as compared to a net loss of $7,085,512 or $0.12 per share for the nine months ended September 30, 2006. The Corporation's net loss for 2007 consists primarily of stock based compensation expense, wages and benefits expense, investor relations, promotion and advertising costs, office and general expenses, Part XII.6 tax and listing and filing fees, offset by interest income. There were minimal operating expenses prior to March 21, 2006 as prior to this date the Corporation was a private company and substantially all of its expenses related to exploration and were therefore deferred to the balance sheet.

Stock-based compensation expense for the three months ended September 30, 2007 totalled $990,924 as compared to $1,793,398 for the same period in 2006. Stock-based compensation expense for the nine months ended September 30, 2007 totalled $5,879,521 as compared to $6,902,672 for the period ending September 30, 2006. The Corporation issued a total of 4,117,500 stock options to directors, employees and consultants during the first nine months of 2006, including 425,000 in the third quarter of 2006 as compared to 1,190,000 during the first nine months of 2007 including 130,000 in the third quarter of 2007. The Corporation expenses the value attributed to the options using the Black Scholes model, over the options vesting term. Stock option expense relating to those employees working on the Corporation's exploration properties has been charged to the properties in the same manner in which exploration wages have been charged to the properties.

Wages and benefits costs totalled $356,205 for the three months ended September 30, 2007, as compared to $201,966 for the same period in 2006. Wages and benefits costs for the nine months ended September 30, 2007, totalled $1,323,497 as compared to $441,716 for the period ending September 30, 2006. Administrative staff was hired effective March 22, 2006 at salary amounts determined by the compensation committee of the board of directors. The wages and benefits expense at September 30, 2007, includes a special bonus of $90,250 awarded to the Corporation's President in recognition of the significant growth experienced by the Corporation under his leadership since the March 2006 IPO and also reflect an increase in administrative staff over the prior year and general wage increases over 2006. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration project can be identified.

Investor relations, promotion and advertising expense totalled $349,412 for the three months ended September 30, 2007 as compared to $385,576 for the same period in 2006. For the nine months ended September 30, 2007, investor relations, promotion and advertising expense totalled $865,696 as compared to $699,766 for the period ending September 30, 2006. Timing of promotional activities and costs for the Corporation's first annual report and design of the Corporations web site and marketing materials, which were incurred mainly in the second quarter of 2007, were the main factors for period over period changes.

Office and general expense totalled $235,052 for the three months ended September 30, 2007 as compared to $59,682 for the same period in 2006. For the nine months ended September 30, 2007, office and general expenses totalled $654,310 as compared to $118,923 for the period ending September 30, 2006. Commencing in April 2006, Aurora entered into a Shared Service

Agreement with Fronteer to share head office space and related administrations costs. During 2007, the Corporation incurred increased costs for Directors and Officers insurance and General Commercial Liability insurance. In addition, the Corporation opened offices in Goose Bay, NL and St John's, NL.

In October 2006, the Corporation issued 956,200 Flow-through common shares, raising gross proceeds of $12,000,310. The tax benefit of these planned resource expenditures were fully renounced to the flow-through common share subscribers in February 2007. The resulting future income tax effect of the renouncement of $3,960,102, was netted against share capital. The Canada Revenue Agency levies a tax on the unspent portion of these expenditures called Part XII.6 tax. The Corporation has accrued $185,395 of Part XII.6 tax as at September 30, 2007 and believes it has met its resource expenditure obligation from the flow-through funds raised.

Listing and filing fees totalled $5,755 for the three months ended September 30, 2007, as compared to $2,193 for the same period in 2006. Listing and filing fees for the nine months ended September 30, 2007, totalled $126,718 as compared to $45,576 for the same period in 2006. The increase is due to the payment of annual sustaining and maintenance fees to the Toronto Stock Exchange in March 2007 which were not applicable in 2006.

Interest income increased to $438,919 for the three months ended September 30, 2007 as compared to $207,211 for the three months ended September 30, 2006. For the nine months ended September 30, 2007 interest income increased to $1,477,969 as compared to $474,752 for the same period in the prior year. The Corporation did not raise any significant funds until its IPO in March of 2006, and subsequent financing in September 2006. The increased interest income reflects a higher interest rate and overall average cash balance as compared to the prior year and reflects timing of receipt and investment of funds from one period to the next.

Total assets at September 30, 2007, increased to $84,756,722 from $76,419,309 at December 31, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totalling $2,499,090. Total cash flows from financing activities for the three months ended September 30, 2007 totalled $(32,042) as compared to $1,040,934 for the same period ending in 2006. Cash flows from financing activities for third quarter in 2006 consisted mainly of the receipt of cash upon the exercise of warrants and stock options in the Company.

EXPLORATION AND DEVELOPMENT

For the nine months ended September 30, 2007, the Corporation incurred property expenditures of $15,289,549, excluding stock based compensation expense and related future income taxes of $3,592,007 and development costs of $3,263,246, as compared to a budget of $18,621,227 for the same period. Weather issues and delays obtaining the Michelin drilling permits, resulted in a slow start to the 2007 field season. The Corporation was required to delay the start of its 2007 field program while the Provincial and Nunatsiavut governments negotiated the Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands. Permits were granted for drilling at Michelin early in the second quarter.

For the 2007 year, Aurora had planned a $21,250,000 work program to continue the evaluation of the CMB Uranium Property and advance the project towards development. A further $8,000,000 budget has been allocated to completing this program as further discussed below. The main focus of the current exploration program is to 1) expand the size of the known deposits; 2) convert inferred resources to indicated resources; and 3) focus on discovering new deposits in the district.

The current work program also includes additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing engineering and environmental work

currently being conducted by a consortium of engineering and environmental consultants, managed by Micon International Ltd. and including SNC Lavalin, Golder Associates, Senes Consultants and Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership, Inuit and Innu affiliated companies.

The Corporation is transitioning from seasonal exploration to year-round project development and advancement. Drilling activities are based out of two fully winterized camps located at Michelin and Jacques Lake. As of September 30, 2007, Aurora has drilled a total of approximately 37,218 metres including 14,025 metres at Michelin, 12,846 metres at Jacques Lake, 4,136 metres along the Inda Lake trend on the Gear, Inda and Nash targets, 607 metres at Burnt Brook, 195 metres at Gayle, 1,858 metres at the Aurora Corridor and 3,552 metres at Melody Hill, as compared to a target of 70,000 for the first nine months of 2007 and 75,000 metres for the year.

Total metres drilled for the year is expected to be between 50,000 and 55,000 metres at a total cost of $21,000,000. The discrepancy from budget stems largely from the poor weather, permitting delays and lower than planned average drill rates achieved earlier in the Spring. In addition, the Corporation has hired drilling contractors capable of directional drilling, which although more expensive on a per metre basis, has reduced the number of metres of drilling required to test the deposit, from plan. Ongoing work includes targeting, regional prospecting, compilation work, database maintenance and logistical preparations for the 2008 field season. Particular focus will be placed on generating new working models for mineralization on the CMB targets.

The Jacques Lake and regional drill programs are slated to shut down temporarily in early November to await freeze up and snow. The Michelin drill program will run to late November depending on snow conditions. An application has been submitted to Provincial and Nunatsiavut governments to allow drilling within the legislated 50-metre buffer zone surrounding water bodies for the purpose of doing a program of confirmation drilling on the upper part of the Michelin mineralization during the winter. Aurora has also applied for the necessary permits to complete the remainder of its current program. The winter phase has a budgeted cost of $8,000,000. Please refer to 2007 news releases dated August 22 and 29, September 11, October 2, 10 and 17, 2007 for results of the Corporation's exploration activities to date. See also the technical report entitled "An Update On The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During The Period January 1, 2007 To October 31, 2007" which can be viewed on SEDAR at www.sedar.com.

The Corporation is proposing to advance the recommended program on its CMB Uranium Property throughout the balance of 2007 and thereafter by completing the recommended program as set forth in the above noted technical report dated November 20, 2007, prepared for the Corporation by Derek Wilton, G.H. Giroux, Ian Cunningham-Dunlop, Christopher Lee, Mark O'Dea and Jim Lincoln. This recommended program is comprised of two phases, as follows: (i) regional exploration within the CMB Uranium Property at a total estimated cost of $44,000,000 (inclusive of $8,000,000 to be expended to complete the Phase II drilling program currently underway on the CMB Uranium Property scheduled to be completed during the first quarter or early in the second quarter of 2008); and (ii) completion of engineering and development work on the CMB Uranium Property at a total estimated cost of $13,585,000[2] (comprised of non-contingent ongoing engineering studies to be completed in 2007 aggregating $2,155,000, and the balance of $11,430,000 to be expended contingent upon the receipt of positive results from the $8,000,000 drilling program currently underway on the CMB Property (scheduled to be

[2] Excluding approximately $1,415,000 spent between September 30, 2007, and the date of the technical report, for a total of $15,000,000.

completed during the first quarter or early in the second quarter of 2008). During the nine months ended September 30, 2007, the Corporation incurred expenditures of $3,263,246 on baseline environmental surveys for water quality; vegetation; mammal and marine life and lake bathymetry; a fly-over survey of potential Michelin road routes; meetings with the Canadian Environmental Assessment Authority ("CEAA") and the Canadian Nuclear Safety Commission; drafting of a project registration document; commencement of engineering studies including detailed mine; tailings and infrastructure design alternatives and metallurgical test work including ore sorting and leaching.

The Corporation continues to work towards formally registering its project with the CEAA which is expected to occur by year end. This registration will officially commence the federal environmental assessment process. The Michelin Project should be the next uranium project to enter the permitting pipeline in Canada.

Aurora's highest priority during all project stages is to maintain worker and community health and safety and to protect the environment. The Corporation is committed to the best environmental, safety, and social practices. An important part of this commitment is our dedication to building cooperative relationships with community and government and engaging in open and transparent dialogue. By doing this, Aurora hopes to build mutual understanding and create a positive economic legacy based on the creation of local, direct employment opportunities and training and, wherever possible, using local suppliers and service providers.

Aurora's track record demonstrates its commitment to these principles. In 2007, 46 of an 80-person staff were from Labrador. In 2006, Aurora partnered with the Nunatsiavut Government to provide Monitor Training programs where a monitor was placed at the Michelin camp to oversee activities during the drill program. In 2007, Aurora contracted Sikumiut Environmental Management Ltd. as a third party drill monitor. This monitor reports directly to the Nunatsiavut Government on the drill site conditions. The Corporation also initiated training for driller helpers, geotechnical assistants, cooks and positions related to first aid and radiation safety.

Over the past four years, the Corporation has demonstrated its commitment to support local suppliers and in doing so contributed to the creation of direct and indirect local employment.

Aurora's commitment goes beyond the immediate employment and business benefits our activities bring to local people and communities. To build cooperative relationships with community and governments, Aurora also wants to foster a better understanding of these activities among our stakeholders. In 2007, with the support of Areva who allowed us access to their facilities, Aurora took a group of representatives from both the Nunatsiavut Government and Labrador North Coast communities to a producing uranium mine in Saskatchewan. The tour took visitors to an active uranium mine, as well as a reclaimed uranium mine. Visitors were also given the opportunity to meet with members of the near-by community and speak with them about the experience of living next to a uranium mining operation.

With the support of both the Nunatsiavut Government and the Government of Newfoundland and Labrador, Aurora has voluntarily removed historic waste material from the Melody Lake, White Bear, and Inda properties that was left by a previous operator in the 1980s. Local communities have long wanted the debris removed. The initiative follows our process of our ongoing consultation with these communities and governments. The historic waste included stored garbage, wood, oil drums, and various metals including old tins and tools. The clean-up project took several weeks to complete. The waste material was disposed of in a safe and environmentally responsible manner by a specialized contractor.

During the first quarter of 2007, an updated National Instrument 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits was announced. A detailed breakdown of the resource estimate for both deposits is shown in the following table[3]:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

** Open pit resource reported at 0.03% U_3O_8 cut-off*
*** Underground resource reported at a 0.05% U_3O_8 cut-off*

For further details on the Corporation's Michelin Project, please refer to the National Instrument 43-101 compliant technical report entitled "An Update On The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During The Period January 1, 2007 To October 31, 2007 " which can be viewed on SEDAR at www.sedar.com.

In October, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee will be made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives will be asked to provide information to committee members before a policy is determined. The Corporation will participate in this process to the extent that is appropriate.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Corporation's quarterly financial statements. The Corporation was incorporated on June 8, 2005 and; therefore, has limited operating history. The Corporation did not prepare quarterly financial statements prior to becoming a reporting issuer in March 2006.

The Corporations activities are changing. The Corporation is transitioning from an exploration company with seasonal exploration activities to a development and exploration company with year round activities. The Corporation's results are expected to reflect this transition.

---

[3] Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

	March 2007	June 2007	September 2007
Net sales	Nil	Nil	Nil
Loss before discontinued operations	$2,966,503	$2,726,938	$1,440,320
Basic and diluted loss per share before discontinued operations	$0.05	$0.04	$0.02
Net loss for the period	$2,966,503	$2,726,938	$1,440,320
Basic and diluted loss per share for the period	$0.05	$0.04	$0.02

	March 2006	June 2006	September 2006	December 2006
Net sales	Nil	Nil	Nil	Nil
Loss before discontinued operations	$3,204,172	$1,652,548	$2,228,791	$5,486,129
Basic and diluted loss per share before discontinued operations	$0.06	$0.03	$0.04	$0.10
Net loss for the period	$3,204,172	$1,652,548	$2,228,791	$5,486,129
Basic and diluted loss per share for the period	$0.06	$0.03	$0.04	$0.10

The decrease in the net loss for the third quarter of 2007, as compared to the second quarter of 2007 was attributable to a decrease in stock based compensation expense in the third quarter to $990,924 from $2,466,233 in the second quarter and a decrease in Part XII.6 tax expense in the third quarter to $5,158 from $90,611 in the second quarter, as a result of the Corporation meeting its flow through expenditure commitment.

The slight decrease in the net loss for the second quarter of 2007, as compared to the first quarter of 2007 was attributable to a decrease in investor relations expense in the second quarter to $160,872 from $355,412 in the first quarter. The decrease is primarily due to annual report costs that were recorded in the first quarter.

The net loss for the first quarter of 2007 is mostly attributable to stock-based compensation expense of $2,422,364 recognized during the quarter. In addition, wages and benefits expense increased due to an increase overall number of employees from prior periods and a payment a management bonus.

The significant increase in the net loss for the fourth quarter of 2006 was attributable to the stock-based compensation expense of $4,612,993 relating to the value attributed to stock options granted in the quarter as compared to stock-based compensation of $1,793,398 in the third quarter. In addition, wages and benefits expense increased in the fourth quarter to $507,950 from $201,996 in the third quarter primarily due to the accrual of bonuses for fiscal 2006.

The significant increase in the net loss for the first quarter of 2006 was attributable to stock-based compensation expense of $4,729,292 relating to the value attributed to stock options granted in the quarter in conjunction with the Corporation's IPO, as compared to stock-based compensation of $379,981 in the second quarter of 2006.

In addition, the Corporation realized a future income tax recovery of $1,675,748 at March 31, 2006 on the recognition of previously unrecognized tax pools. This was partially offset by a future income tax expense of $915,328 in the second quarter on the reversal of tax assets that were no longer available to the Corporation due to a tax election made by Altius that was filed in the second quarter for the initial transfer of Altius' share of the exploration properties transferred to the Corporation.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2007, the Corporation had cash and cash equivalents of $36,154,280 and working capital of $33,281,451 compared to cash and cash equivalents of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $16,983,582 and $19,104,966 respectively is primarily related to the use of funds for deferred development and exploration expenditures of $18,369,009 and the purchase of equipment of $1,280,367 offset by the receipt of $2,499,090 upon the exercise of stock options and warrants.

The Corporation has financed its operations from incorporation, to date, through the issuance of equity securities and has no sources of cash flow from operations other than interest income. The Corporation's current available cash are sufficient to fund its planned exploration program for the remainder of 2007 and other anticipated corporate costs over the next 12 months. The Corporation remains dependent on raising additional financing through the issuance of equity securities and anticipates issuing additional equity securities, to raise additional funds to carry it through mine feasibility. The Corporation has no pre-arranged source of debt financing and no debt.

The Corporation shares office premises and a number of employees in common with Fronteer. In April 2006, the Corporation signed a cost sharing agreement whereby Fronteer will charge the Corporation its share of the common office costs and common employee benefit costs to the Corporation. This arrangement is evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60 days notice by either party.

As at September 30, 2007, the Corporation had 4,346,669 stock options outstanding which, if exercised, would bring approximately $35,800,000 to the treasury.

The Corporation has the following contractual obligation as at September 30, 2007:

	Payments Due by Period				
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$505,115	$210,187	$247,048	$47,880	Nil

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Corporation's disclosure controls and procedures. Based upon the results of that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to produce reasonable assurance that the information required to be disclosed by the Corporation in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Corporation's internal control over financial reporting during the quarter ended September 30, 2007, that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, 2007, the Corporation was invoiced $546,742 by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed assets, and general administration costs incurred on its behalf. At September 30, 2007, the Corporation had a payable balance due to Fronteer of $43,636.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Corporation's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Corporation does not believe it has incurred any material environmental liabilities to date. The Corporation has the responsibility to perform reclamation upon completion of drilling. The costs to complete this reclamation are not significant and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Corporation's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the limited historical life of the Corporation's options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Corporation adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007, which addresses the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash, short-term deposits, amounts receivable and accounts payable. It is management's opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, certain information presented in this MD&A constitutes "forward-looking statements". Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Such forward looking statements herein including but are not limited to, those with respect to the timing and amount of exploration work , expected timing of receipt of permits, timing of pre-feasibility and feasibility studies, timing of possible financings and timing of the environmental assessment process, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of future exploration results, uranium prices, future cash requirements, results of pre-feasibility or feasibility studies and engineering work, results of metallurgical studies and environmental assessment of the project as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Corporation for the year ended December 31, 2006, and other continuous disclosure documents filed by the Corporation since January 1, 2007, available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms "Measured", "Indicated", and "Inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

OUTSTANDING SHARE DATA

The following table outlines the common shares outstanding subsequent to the quarter end to November 21, 2007.

	# of common shares
Balance, September 30, 2007	66,172,162
Shares issued on exercise of stock options	119,666
Balance, November 21, 2007	66,291,828

SUBSEQUENT EVENTS

Subsequent to September 30, 2007, 119,666 stock options were exercised for proceeds of $576,581. In addition, the Corporation granted 15,000 stock options with an exercise price of $15.85, and 40,000 options expired.

On October 25, 2007, the Corporation announced that it had entered into a bought-deal financing whereby it agreed to sell a total of 5,312,500 Common Shares of the Corporation at a price of $16.00 per Common Share and a total of 750,000 Flow-Through shares at a price of $20.50 per Flow-Through share for total gross proceeds of $100,375,000 to the Corporation. The Company has also granted the underwriters an option for 30-days, to purchase up to such number of additional Common Shares at a price of $16.00 per Common Share, as is equal to 15% of the number of Common Shares sold, to cover over allotments and for market stabilization purposes. As a result of this financing Fronteer's ownership will be 42.8%, not including Common Shares issued on exercise of the overallotment exercise.

OUTLOOK

Despite a slow start to this year's program due to weather issues and permit delays, drilling continues aggressively. Aurora has established a work program that is still considered one of the largest of its kind in Canada. Aurora believes it is well on its way to fulfilling its goal of being the next Corporation to enter the environmental assessment process for eventual permitting of a new uranium mine in Canada.

Aurora continues to work with its contractors to advance its development work for the Michelin and Jacques Lake deposits. In addition, the Corporation will continue to test a significant number of other exciting targets on its 100% owned property.

Aurora continues to be focused on community consultation and involvement and will strive to be a leader in employee health and safety and environmental protection. Aurora looks forward to working with the Nunatsiavut government in the coming months as they formulate a policy on uranium mining.

As the world's demand for uranium as a source of energy continues to grow and the price of uranium remains robust, the Corporation considers itself well positioned to benefit from ongoing exploration and development success in the months ahead.

"Mark O'Dea"
Mark O'Dea
President

"Sean Tetzlaff"
Sean Tetzlaff
CFO, Corporate Secretary

November 21, 2007

Financial Statements

AURORA ENERGY RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Three and nine months ended September 30, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Balance Sheets
(Expressed in Canadian dollars - unaudited)

	September 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 36,154,280	$ 53,137,862
Short-term deposits	267,208	197,676
Accounts receivable and other	2,359,020	339,525
	38,780,508	53,675,063
Equipment	1,489,999	402,833
Exploration properties and deferred exploration expenditures (Note 3)	44,486,215	22,341,413
	$ 84,756,722	$ 76,419,309
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 5,455,421	$ 1,200,492
Due to related party (Note 5)	43,636	88,154
	5,499,057	1,288,646
Future income taxes	4,992,397	559,911
Shareholders' Equity		
Share capital (Note 4)	76,608,014	76,640,085
Contributed surplus	17,381,262	10,350,914
Warrants	-	170,000
Accumulated deficit	(19,724,008)	(12,590,247)
	74,265,268	74,570,752
	$ 84,756,722	$ 76,419,309

Nature of operations (Note 1)
Subsequent events (Note 6)

The accompanying notes form an integral part of these interim financial statements.

Approved by the Board of Directors:

"Mark Dobbin"
Director

"Eric Cunningham"
Director

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Operating expenses:				
Stock-based compensation	$ 990,924	$ 1,793,398	$ 5,879,521	$ 6,902,672
Wages and benefits	356,205	201,996	1,323,497	441,716
Investor relations, promotion and advertising	349,412	385,576	865,696	699,766
Office and general	235,050	59,682	654,310	118,923
Part XII.6 tax	5,158	-	185,395	-
Listing and filing fees	5,775	2,193	126,718	45,576
Rent	38,750	27,761	96,396	54,302
Consulting	58,224	17,599	89,277	56,694
Accounting and audit	19,315	12,803	51,612	23,171
Legal	18,369	10,851	34,895	53,721
Loss from operations	2,077,182	2,511,859	9,307,317	8,396,541
Other income (expense):				
Interest income	438,919	207,211	1,477,969	474,752
Loss on disposal of capital assets	(4,469)	-	(4,469)	-
	434,450	207,211	1,473,500	474,752
Loss before income taxes	1,642,732	2,304,648	7,833,817	7,921,789
Future income tax recovery	(202,412)	(75,857)	(700,056)	(836,277)
Net loss and comprehensive loss for the period	$ 1,440,320	$ 2,228,791	$ 7,133,761	$ 7,085,512
Basic and diluted loss per share	$ 0.02	$ 0.04	$ 0.11	$ 0.12
Weighted average number of common shares used in the computation of basic and diluted loss per share	66,167,575	60,868,840	65,962,084	58,392,405

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash provided (used for):				
Operating activities:				
Loss for the period	$ (1,440,320)	(2,228,791)	$ (7,133,761)	(7,085,512)
Items not affecting cash:				
Amortization	1,714	-	4,946	-
Loss on disposal of capital assets	4,469	-	4,469	-
Future income taxes	(202,412)	(75,857)	(700,056)	(836,277)
Stock-based compensation	990,924	1,793,398	5,879,521	6,902,672
Changes in current assets and liabilities:				
Accounts receivable and other	(20,798)	5,181	(129,048)	(206,682)
Accounts payable and accrued liabilities	168,400	27,720	271,958	581,212
Cash provided by (used in) operating activities	(498,023)	(478,349)	(1,801,971)	(644,587)
Financing activities:				
Decrease in bank indebtedness	-	-	-	(77,330)
Amounts due to related parties	(76,643)	(42,052)	(44,518)	58,557
Issuance of common shares for cash	-	-	-	28,749,999
Cash received on exercise of warrants	-	328,381	510,730	350,841
Cash received on exercise of options	44,601	969,729	1,988,360	969,729
Share issue costs	-	(215,124)	(9,799)	(2,553,040)
Cash provided by (used in) financing activities	(32,042)	1,040,934	2,444,773	27,498,756
Investing activities:				
Change in accounts receivable and other	(748,909)	51,275	(1,889,979)	(498,654)
Change in accounts payable and accrued liabilities	2,891,496	274,358	3,982,971	1,991,625
Purchase of short-term deposits	(35,000)	(195,984)	(70,000)	(195,984)
Purchase of equipment	(671,494)	(210,617)	(1,280,367)	(378,724)
Interest in exploration properties and deferred exploration expenditures	(9,885,167)	(7,111,070)	(18,369,009)	(10,493,218)
Cash used in investing activities	(8,449,074)	(7,192,038)	(17,626,384)	(9,574,955)
Increase (decrease) in cash	(8,979,139)	(6,629,453)	(16,983,582)	17,279,214
Cash, beginning of period	45,133,419	24,281,319	53,137,862	372,652
Cash, end of period	$ 36,154,280	$ 17,651,866	$ 36,154,280	$ 17,651,866
Non-cash investing and financing activities:				
Depreciation capitalized to deferred exploration	$ 102,067	$ 22,565	$ 183,786	$ 34,260
Stock-based compensation expense capitalized to deferred exploration	$ 1,182,882	$ 125,679	$ 2,419,567	$ 813,262
Recognition of future income tax liabilties related to exploration properties and deferred exploration expenditures	$ 570,309	$ -	$ 1,172,440	$ -
Value of warrants included in share issue costs	$ -	$ 37,405	$ -	$ 286,775

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares					Total
	Shares	Amount	Contributed Surplus	Warrants	Deficit	Shareholders' Equity
		$	$	$	$	$
Balance as at December 31, 2006	65,504,123	76,640,085	10,350,914	170,000	(12,590,247)	74,570,752
Exercise of stock options	526,166	3,257,100	(1,268,740)	-	-	1,988,360
Exercise of warrants	141,873	680,730	-	(170,000)	-	510,730
Share issue costs	-	(9,799)	-	-	-	(9,799)
Stock-based compensation	-	-	8,299,088	-	-	8,299,088
Future income tax effect of the renunciation of flow-through expenditures	-	(3,960,102)	-	-	-	(3,960,102)
Net loss for the period	-	-	-	-	(7,133,761)	(7,133,761)
Balance as at September 30, 2007	66,172,162	76,608,014	17,381,262	-	(19,724,008)	74,265,268

The accompanying notes form an integral part of these interim financial statements.

1. NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the "Corporation") is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada. The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation's ability to dispose of its interest on an advantageous basis (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim financial statements follow the same accounting policies as our most recent audited annual financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Corporation's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Corporation's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007 are recognized by adjusting opening deficit and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Corporation currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Corporation now reports a statement of operations and comprehensive loss. The Corporation does not currently have any comprehensive income items.

(Expressed in Canadian dollars)

3. EXPLORATION PROPERTIES

Central Mineral Belt ("CMB"), Newfoundland and Labrador, Canada:

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc.

The following table categorizes costs incurred:

	Nine months ended September 30, 2007	Year ended December 31, 2006
Opening balance	$ 22,341,413	$ 5,953,110
Drilling	5,991,859	5,394,062
Transportation and fuel	5,065,461	4,605,456
Engineering and environmental studies	3,263,246	659,891
Stock-based compensation, including related future income taxes	3,592,007	1,801,790
Wages, consulting and management fees	1,862,338	1,911,022
Camp costs and field supplies	1,319,555	1,068,091
Geophysics	386,889	170,326
Claim maintenance payments	372,500	392,593
Orthophotography	72,721	-
Assaying and geochemical	62,535	48,493
Petrography	46,181	11,632
Community relations and government	43,064	238,726
Equipment rental	34,704	34,196
Other	16,183	9,593
Surveying	15,559	24,752
Acquisition costs	-	17,680
	$ 44,486,215	$ 22,341,413

4. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value. As at September 30, 2007, there were 66,172,162 issued and outstanding common shares of the Corporation.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

(Expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2006	3,877,835	$ 5.57
Options granted	1,190,000	14.97
Options exercised	(526,166)	3.78
Options cancelled	(195,000)	7.89
Outstanding, September 30, 2007	4,346,669	$ 8.25

Options exercisable at September 30, 2007 are 2,840,835 (December 31, 2006 – 2,146,167).

At September 30, 2007, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

Range of prices	Number of options outstanding	Weighted average Remaining contractual life	Weighted average exercise price
$3.00 to $3.99	1,987,500	3.38 years	$ 3.61
$4.00 to $4.99	18,335	3.74 years	$ 4.00
$5.00 to $5.99	100,000	3.84 years	$ 5.08
$6.00 to $6.99	58,167	3.88 years	$ 6.15
$7.00 to $7.99	250,000	3.90 years	$ 7.58
$9.00 to $9.99	430,000	4.01 years	$ 9.16
$12.00 to $12.99	50,000	4.09 years	$ 12.00
$13.00 to $13.99	254,334	4.14 years	$ 13.25
$14.00 to $14.99	803,333	4.29 years	$ 14.35
$15.00 to $15.99	100,000	4.52 years	$ 15.64
$16.00 to $16.99	270,000	4.54 years	$ 16.38
$18.00 to $18.99	25,000	4.61 years	$ 18.03
	4,346,669	3.86 years	$ 8.25

(Expressed in Canadian dollars)

4. SHARE CAPITAL (continued)

(b) Stock-Based Compensation:

For the period ended September 30, 2007, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. The fair value of options granted during the period ranged from $7.23 to $9.48. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	September 30, 2007	September 30, 2006
Risk free interest rate	3.9% to 4.6%	4.1% to 4.5%
Expected life	3.24 years	4.18 to 4.5 years
Expected volatility	69.8% to 79.4%	60.0% to 90.1%
Expected dividend yield	0.0%	0.0%

(c) Warrants:

As at September 30, 2007, there are no outstanding warrants. During the nine months ended September 30, 2007, 141,873 warrants were exercised with a weighted average price of $3.60, for total proceeds of $510,730 to the Corporation.

(d) Income Tax Effects:

In 2007, the Corporation renounced to investors of a Flow Through Common Share offering in 2006, income tax deductions from Canadian exploration expenditures totaling $12,000,310. The related future income tax expense of $3,960,102 resulting from the renouncement has been netted against share capital.

5. RELATED PARTY TRANSACTIONS

The Corporation and Fronteer share the same office and have employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer.

During the nine months ended September 30, 2007, the Corporation was invoiced $546,742 (nine months ended September 30, 2006 - $968,203), by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. For the three months ended September 30, 2007, the Corporation was invoiced $172,335 (three months ended September 30, 2006 - $273,045) for similar costs. At September 30, 2007, the Corporation had a payable balance due to Fronteer of $43,636 (December 31, 2006 - $88,154).

(Expressed in Canadian dollars)

6. SUBSEQUENT EVENTS

a) Subsequent to September 30, 2007, 119,666 stock options were exercised for gross proceeds of $576,581 to the Company. Also subsequent to September 30, 2007, the Company granted 15,000 stock options with an exercise price of $15.85.

b) On October 25, 2007, the Corporation announced that it had entered into a bought-deal financing whereby it agreed to sell a total of 5,312,500 Common Shares of the Corporation at a price of $16.00 per Common Share and a total of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share for gross proceeds of $100,375,000 to the Corporation. The Company has also granted the underwriters an option for 30-days, to purchase up to such number of additional Common Shares at a price of $16.00 per Common Share, as is equal to 15% of the number of Common Shares sold, to cover over allotments and for market stabilization purposes.

CORPORATE INFORMATION

Corporate Head Office Vancouver
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.aurora-energy.com
Email: info@aurora-energy.com

Information Office Toronto
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
Angus Bruneau
Eric Cunningham
Mark Dobbin

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Don Falconer, Vice President, Corporate Development
Chris Lee, Chief Geoscientist

Legal Counsel
Curtis Dawe
139 Water Street
St. Johns, NL A1B 5J9

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Shares Quoted
Toronto Stock Exchange: AXU

Capitalization

Issued capital:	66,291,828
Fully diluted:	70,518,831

As at November 9 , 2007

Form 52-109F2 ***Certification of Interim Filings***

I Sean Tetzlaff, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 9, 2007

s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer

Form 52-109F2 ***Certification of Interim Filings***

I Mark O'Dea, Chief Executive Officer and President of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 9, 2007

s/ Mark O'Dea

Mark O'Dea
Chief Executive Officer and President

Form 52-109F2 ***Certification of Interim Filings***

I Sean Tetzlaff, Chief Financial Officer of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 21, 2007

s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer

Form 52-109F2 ***Certification of Interim Filings***

I Mark O'Dea, Chief Executive Officer and President of Aurora Energy Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aurora Energy Resources Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 21, 2007

s/ Mark O'Dea
Mark O'Dea
Chief Executive Officer and President

PROSPECTUSES

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the Provinces of ***British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador,*** *but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. Accordingly, the Offered Shares (as defined below) and the Additional Offered Shares (as defined below) will only be offered and sold within the United States to a limited number of institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act ("Institutional Accredited Investors"). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution."

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, (604) 632-4677, and are also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue October 31, 2007

AURORA ENERGY RESOURCES INC.

$100,375,000

5,312,500 Common Shares and
750,000 Flow-Through Shares

This short form prospectus qualifies the distribution (the "Offering") of (a) 5,312,500 Offered Shares (as defined herein) of Aurora Energy Resources Inc. (the "Corporation") to be issued at a price of $16.00 per Offered Share; and (b) 750,000 Flow-Through Shares (as defined herein, and collectively with the "Offered Shares" and the Additional Shares (as defined below), the "Shares") of the Corporation to be issued at a price of $20.50 per Flow-Through Share, for aggregate gross proceeds of $100,375,000 (the "Offering").

The Corporation will, on or before December 31, 2008, incur and, effective on or before December 31, 2007, renounce to each subscriber of Flow-Through Shares, Canadian Exploration Expense (as defined herein) in an amount equal to the aggregate purchase price paid by such subscriber. See "Certain Canadian Federal Income Tax Considerations".

The Common Shares (as defined herein) are currently listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AXU". The closing price of the Common Shares on the TSX on October 24, 2007, the last trading day prior to the public announcement of the Offering, was $15.94.

The Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of October 31, 2007 among the Corporation and Cormark Securities Inc., RBC

Dominion Securities Inc., National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation (collectively, the "Underwriters"). The price per Share was determined based upon arm's length negotiations among the Corporation and Cormark Securities Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters. The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement (see "Plan of Distribution" and "Description of Securities Being Distributed") and subject to approval of certain legal matters on behalf of the Corporation by Cassels, Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

The Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Shares for sale, provided that in the event that less than 750,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters have agreed to purchase as principals the Flow-Through Shares not sold by the Underwriters as agents in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by Cassels, Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

	Price to Public	Underwriters' Fee(1)	Net Proceeds to Corporation(2)
Per Offered Share	$16.00	$0.64	$15.36
Per Flow-Through Share	$20.50	$0.82	$19.68
Total Offering	$100,375,000	$4,015,000	$96,360,000

Notes

(1) The Underwriters received a cash commission equal to 4% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution" and "Description of Securities Being Distributed".

(2) After deducting the Underwriters' Fee but before deducting expenses of the Offering estimated at $250,000, which will be paid from the proceeds of the Offered Shares sold pursuant to the Offering.

(3) The Corporation has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 796,875 Additional Offered Shares (as defined herein) at $16.00 per Additional Offered Share within 30 days after the Closing Date (as defined herein) solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $113,125,000, $4,525,000 and $108,600,000, respectively. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Offered Shares of the Corporation to be issued upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period / Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	796,875 Additional Offered Shares	30 days following the Closing Date	$16.00

Subscriptions for Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on November 20, 2007 or such other date as the Corporation and the Underwriters shall agree (the "Closing Date"), but in no event later than as may be prescribed pursuant to applicable securities laws or the rules of the TSX, and that certificates (other than certificates issuable to U.S. subscribers) representing the securities qualified hereunder will be issued in

registered form and will be deposited with the Canadian Depository for Securities Ltd. ("CDS") on the Closing Date. Holders of securities acquired pursuant to the Offering will receive only a customer confirmation of purchase from their investment adviser or other nominee who effected the purchase through CDS. See "Non-Certificated Issue System".

In connection with the Offering, the Underwriters may effect transactions that maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified under the heading "Risk Factors" in this short form prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

The Corporation has applied to list the Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The registered office of the Corporation is located at 323 Duckworth Street, P.O. Box 5955, St. John's, Newfoundland and Labrador, A1C 5X4, and its head office is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9.

TABLE OF CONTENTS

Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of this investment. Unless otherwise specified, all references to dollars in this short form prospectus are to Canadian dollars.

No person has been authorized to give any information other than that contained in this short form prospectus, or to make any representations in connection with the Offering made hereby, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Corporation. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The annual and interim financial statements of the Corporation incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein, including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will," "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risks and uncertainties including those discussed under "Risk Factors" and elsewhere in this short form prospectus. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning mineral exploration and management's general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

Forward-looking statements included or incorporated by reference in this short form prospectus include, but are not limited to, statements with respect to:

- the focus of capital expenditures;
- the purchase, sale or development of exploration properties;
- the impact of changes in mineral prices on cash flow;
- exploration and acquisition plans;
- the Corporation's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
- the emergence of accretive growth opportunities;
- the Corporation's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
- the quantity of Mineral Resources and Reserves;
- treatment under governmental regulatory regimes and tax laws;
- the performance characteristics of the Corporation's mineral resource properties; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, and globally;

- industry conditions, including fluctuations in the price of uranium and other metals and minerals;
- governmental regulation of the mineral resource industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in mineral exploration;
- geological, technical and processing problems;
- unanticipated operating events which can reduce production or cause production to be shut down or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required, or at all;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors outlined under "Risk Factors".

In addition, please note that statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

These forward-looking statements are made as of the date of this short form prospectus, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the various securities commissions in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the technical report dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007" prepared for the Corporation by Derek Wilton and G.H. Giroux;

(b) the annual information form of the Corporation for the year ended December 31, 2006 dated as of March 16, 2007 (the "Annual Information Form");

(c) the audited annual financial statements of the Corporation for the year ended December 31, 2006, and the period from the date of incorporation of the Corporation (June 8, 2005) to December 31, 2005;

(d) the management's discussion and analysis of the Corporation for the year ended December 31, 2006;

(e) the unaudited financial statements of the Corporation for the three and six months ended June 30, 2007;

(f) the management's discussion and analysis of the Corporation for the three and six months ended June 30, 2007;

(g) the material change report of the Corporation dated February 16, 2007 regarding two new Mineral Resource estimates for the Michelin and Jacques Lake deposits;

(h) the material change report of the Corporation dated April 23, 2007 regarding the appointment of Mr. John Roberts as Vice-President, Environment for the Corporation; and

(i) the management information circular of the Corporation dated March 16, 2007 in respect of the annual general shareholders meeting of the Corporation held on April 30, 2007.

Material change reports (excluding confidential reports), interim financial statements (unaudited), annual financial statements and the auditor's report thereon, annual information forms and information circulars which are required to be filed by the Corporation which are filed with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or

supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the secretary of the Corporation at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, (604) 632-4677, and are also available electronically at www.sedar.com.

SUMMARY DESCRIPTION OF THE BUSINESS

General Development

The Corporation was incorporated for the sole purpose of holding the exploration property assets of a strategic alliance (the "Alliance") established between Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("ARI"). As a result, the Corporation has acquired to date a 100% interest in 32 staked mineral licenses (collectively, the "CMB Uranium Property") totalling 3,611 claims (including the property known as the Michelin Uranium Deposit) located in the CMB (subject only to the royalty interests granted to ARI described below). In addition, pursuant to a survival agreement dated February 28, 2006 between Fronteer and ARI, if either Fronteer or ARI acquires any further mineral rights within a specified area of interest of approximately 5 kilometres surrounding the CMB Uranium Property, it will offer to have such rights transferred to the Corporation for the cost of acquisition.

Following its incorporation, the Corporation was initially owned as to 52% by Fronteer and as to 48% by ARI. ARI also was granted a 2% gross sales royalty on final product sales of uranium and a 2% net smelter royalty on sales of base and precious metals, in connection with the assets of the Alliance held by the Corporation.

Fronteer subsequently subscribed for an additional 4,444,440 Class B common shares of the Corporation on June 17, 2005 and August 17, 2005 for total proceeds of $4,999,995, thereby increasing its ownership percentage in the Corporation to 56.8%. These Class B common shares were converted into an aggregate of 1,111,110 Class A common shares (subsequently renamed as the Common Shares) effective January 31, 2006, and then split on a 3:1 basis effective February 15, 2006 and again on a 1.584000158:1 basis effective February 17, 2006.

The Corporation completed its initial public offering on March 22, 2006 pursuant to which it issued a further aggregate of 6,944,444 Common Shares at a price of $3.60 per share for aggregate gross proceeds of $24,999,998. Concurrently with the initial public offering, ARI also sold an aggregate of 10,713,164 of its previously held Common Shares. A further 1,041,667 Common Shares were issued by the Corporation on March 31, 2006 at a price of $3.60 per share upon exercise of the over-allotment option granted by the Corporation to the underwriters in connection with the initial public offering.

The Corporation subsequently completed a "bought deal" short form prospectus offering and concurrent private placement with Fronteer on October 5, 2006, pursuant to which the Corporation sold an aggregate of 2,679,438 Common Shares at a price of $10.45 per share, and an aggregate of 956,200 "flow-through" Common Shares at a price of $12.55 per share, to raise aggregate gross proceeds of approximately $40 million.

For further details on the property interests of the Corporation, please see the disclosure under the heading "Mineral Properties" in the Annual Information Form, which is incorporated herein by reference.

Organizational Structure

The Corporation has no subsidiaries.

Business Objectives

The primary business objective of the Corporation is to acquire and explore for, with the intent of developing, uranium mineral exploration properties. The Corporation's 100% owned Canadian uranium portfolio (subject only to the royalty interests granted to ARI – see "- General Development") is underpinned by the Michelin Uranium Deposit and the Jacques Lake Deposit. The Michelin Uranium Deposit contains a Measured and Indicated Mineral Resource base of 52.5 million pounds uranium (spot price of US$85.00 per pound as of October 30, 2007) and an additional Inferred Mineral Resource of 33.1 million pounds uranium. This Mineral Resource estimate is based upon 271 historical drill holes, as well as 597 historic underground samples and nine widely-spaced exploration drill holes completed in 2005, and an additional 35 diamond drill holes completed in 2006. The Michelin Uranium Deposit has a strike length of over 1,000 metres and has been drill tested to a vertical depth of approximately 750 metres. The Jacques Lake Deposit contains a initial Indicated Mineral Resource base of 5.4 million pounds uranium and an additional Inferred Mineral Resource of 5.0 million pounds uranium. This Mineral Resource estimate is based upon 7 drill holes completed in 2005, and a further 44 drill holes completed in 2006. Both the Michelin Uranium Deposit and the Jacques Lake Deposit remain open for expansion in all directions and are subject to ongoing drilling.

A detailed breakdown of the Mineral Resource estimates for each of the Michelin Uranium Deposit and Jacques Lake Deposit is set forth in the following table[1]:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000

** Open pit resource reported at 0.03% U_3O_8 cut-off*
*** Underground resource reported at a 0.05% U_3O_8 cut-off*

1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd.

The Corporation's portfolio also contains four other historic deposits (known as the Gear, Nash, Inda and Rainbow deposits).

The Corporation may expand its operations internationally if it is able to obtain international properties of merit. The Corporation may also seek to acquire additional properties either directly, or indirectly through the acquisition of other public or private companies.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Corporation as at June 30, 2007 (based on the unaudited financial statements of the Corporation in respect of the six months ended June 30, 2007), and as of June 30, 2007 after giving effect to the Offering. There has been no material change in the capitalization of the Corporation since June 30, 2007.

Designation	**Outstanding as at June 30, 2007 (unaudited)**	**Outstanding as at June 30, 2007 after giving effect to the Offering(1) (unaudited)**
Long-term debt	-	-
Common shares	$76,535,451 (66,163,162 shares)	$172,645,451 (72,225,662 shares)
Share purchase warrants	Nil	Nil
Contributed surplus	$15,235,419	$15,235,419
Deficit	$18,283,688	$18,283,688
Shareholders' equity	$73,487,182	$169,597,182

Notes:

(1) Without giving effect to the Over-Allotment Option or the issuance of any Common Shares which have been allocated and reserved for issuance upon the exercise of 4,230,869 outstanding stock options of the Corporation as at October 31, 2007.

(2) In the event the Over-Allotment Option is exercised in full, there shall be an aggregate of 73,022,537 common shares of the Corporation outstanding and an aggregate shareholders' equity of $184,813,451.

USE OF PROCEEDS

The net proceeds from the Offering are estimated to be as follows:

Description	Offering
Gross Proceeds	$100,375,000
Underwriters' Fees	$4,015,000
Estimated Expenses	$250,000
Estimated Net Proceeds	$96,110,000

The Corporation expects to use the total funds available as set forth above for the purposes described below:

Use of Proceeds	Offering
Completion of pre-feasibility and feasibility studies for the Michelin Uranium Deposit and Jacques Lake Deposit including but not limited to wages and benefits, engineering, environmental, metallurgical and other contracting costs and completion of the related environmental assessment process	$45,000,000
Search for, and acquisition and exploration of mineral resource properties located within the CMB	$30,000,000(1)
General corporate expenses	$21,110,000 (2)
TOTAL	$96,110,000 (3)

Notes:

(1) The gross proceeds received from the sale of the Flow-Through Shares will be used by the Corporation to incur Qualifying Expenditures which qualify under the Tax Act to be renounced in favour of purchasers of the Flow-Through Shares. See "Certain Canadian Federal Income Tax Considerations".

(2) In the event that the Over-Allotment Option is exercised, the Corporation shall apply any additional net proceeds received to general corporate expenses.

(3) The Corporation will hold all proceeds of the Offering which will not be used in the near term in term deposits or interest bearing accounts at major Canadian chartered banks pending their expenditure.

The Corporation intends to spend the funds available to it as stated in this short form prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement between the Corporation and the Underwriters, (i) the Corporation agreed to sell, and the Underwriters agreed to purchase, on the Closing Date, 5,312,500 Offered Shares at a price of $16.00 per Offered Share, payable in cash to the Corporation against delivery; and (ii) the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer an aggregate of 750,000 Flow-Through Shares for sale at a price of $20.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 750,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals at a price of $20.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. The obligations of the Underwriters pursuant to the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are,

however, obligated to take up and pay for all of the Shares if any of the Shares are purchased under the Underwriting Agreement.

The Corporation has also granted the Underwriters an Over-Allotment Option, exercisable not later than 30 days after the Closing Date, to purchase up to 796,875 Additional Offered Shares at $16.00 per Additional Offered Share. The Over-Allotment Option is exercisable in whole or in any part only for the purpose of covering over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the number of Shares issued under the Offering will be 6,859,375, the price to the public will be $113,125,000, the Underwriters' Fee will be $4,525,000 and the net proceeds to the Corporation (excluding expenses of the Offering) will be $108,600,000. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the 796,875 Additional Offered Shares of the Corporation issuable on exercise of the Over-Allotment Option.

In connection with the Offering, the Underwriters may effect transactions that maintain the market price of the Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The price per Share was determined based upon arm's-length negotiations among the Corporation and Cormark Securities Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters.

Pursuant to the Underwriting Agreement, the Underwriters will receive a commission equal to 4% of the gross proceeds of the Offering (approximately $0.64 per Offered Share and $0.82 per Flow-Through Share) for an aggregate commission of approximately $4,015,000. The Corporation will also pay certain expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement. The Corporation has also agreed to indemnify the Underwriters, their affiliates and their respective directors, officers, partners, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has applied to list the Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, prior to 90 days after the closing of the Offering, it shall not, directly or indirectly, issue, sell or agree to sell any equity or voting securities, or any securities exchangeable, convertible or exercisable into equity or voting securities or announce any intention to do any of the foregoing, without the prior written consent of Cormark Securities Inc. and RBC Dominion Securities Inc., which consent shall not be unreasonably withheld.

The Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Offered Shares and Additional Offered Shares, if any, may not be offered, sold or delivered, directly or indirectly, within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also enables the Underwriters, through one or more of their U.S. registered broker-dealer affiliates, to offer the Offered Shares and Additional Offered Shares, if any, to Institutional Accredited Investors in the United States to whom the Corporation will sell the Offered Shares or Additional Offered Shares, as applicable, in transactions that are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Shares offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.

The Offered Shares and Additional Offered Shares, if any, will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Certificates representing any Offered Shares and Additional Offered Shares, if any, that are sold or issued in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Terms used in the preceding three paragraphs not otherwise defined shall have the meanings ascribed to them by Regulation S under the U.S. Securities Act.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This short form prospectus qualifies the distribution of the Shares, details of which are set forth below.

The Corporation is authorized to issue an unlimited number of Common Shares. There were 66,287,962 Common Shares issued and outstanding as of October 31, 2007. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a *pro rata* basis such dividends on the Common Shares, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a *pro rata* basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Flow-Through Shares are Common Shares with all of the same rights and entitlements set forth above, subject only to the additional obligation of the Corporation to incur and renounce Qualifying

Expenditures to holders of Flow-Through Shares prior to the end of the Expenditure Period. The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2008, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2007, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Certain Canadian Federal Income Tax Considerations".

Subscriptions for Flow-Through Shares will be made pursuant to one or more Flow-Through Subscription Agreements to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Flow-Through Subscription Agreement.**

Pursuant to the Flow-Through Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2008 and renounce to the subscriber effective on or before December 31, 2007, Qualifying Expenditures in an amount equal to the purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2007, Qualifying Expenditures equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Flow-Through Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Flow-Through Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2009 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Flow-Through Subscription Agreement; (iv) other than as provided herein and in the Flow-Through Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; and (v) the subscriber has received and reviewed a copy of this short form prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, the following is a summary of the principal Canadian federal income tax considerations generally applicable to subscribers who acquire Shares under the Offering and who, for the purposes of the Tax Act and at all relevant times, are residents of Canada, hold and will hold their Shares as capital property and deal at arm's length and are not affiliated with the Corporation.

This summary is based upon the current provisions of the Tax Act, and the regulations thereunder, the Tax Proposals and upon counsel's understanding of the prevailing administrative practices of the CRA. This summary does not otherwise take into account or anticipate any changes to the law or administrative practice, whether by way of judicial, governmental, legislative decision or action, nor does it take into consideration any provincial, territorial or foreign tax legislation or considerations. It is assumed that the Tax Proposals will be enacted as currently proposed and that there will be no other relevant amendments to any governing law. However, no assurance can be given that the Tax Proposals will be enacted in their present form, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary does not apply to a subscriber (i) that is a "principal business corporation" within the meaning of the Tax Act, (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution" within the meaning of the "mark-to-market" rules contained in the Tax Act; (iv) who, at any time, has an "at-risk adjustment" as defined in the Tax Act; (v) that is a partnership or trust; or (vi) an investment in which is a "tax shelter investment" as defined in the Tax Act.

This summary assumes that the Corporation (i) will make all tax filings for the renunciation of Qualifying Expenditures in the manner and within the time required by the Tax Act and that all renunciations will be validly made; (ii) will incur sufficient Qualifying Expenditures to enable it to renounce to subscribers of Flow-Through Shares all of the expenses covenanted to be renounced by the Corporation effective on the applicable renunciation date; and (iii) is and will maintain at all material times its status as a "principal business corporation" for purposes of the Tax Act. This summary assumes that no Flow-Through Shares are "prescribed shares" within the meaning of the Tax Act. In addition, while the Corporation will furnish each subscriber of Flow-Through Shares with information relevant to the subscriber's Canadian federal and provincial income tax returns, the preparation and filing of those returns will remain the responsibility of each subscriber.

This summary is of a general nature only and is not intended, nor should it be construed, to be legal or tax advice to any particular subscriber.

Accordingly, each subscriber should consult his or her own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Shares of the Corporation based on the subscriber's own particular circumstances.

Canadian Exploration Expenses and Flow-Through Shares

The Corporation may, subject to certain limitations and restrictions, renounce to purchasers of Flow-Through Shares, CEE that it incurs in the period that begins on the date of acceptance of the Flow-Through Subscription Agreement and ends 24 months after the end of the month during which such subscription agreement was entered into. Such CEE as is properly renounced will be deemed to have been CEE of the subscriber on the effective date of the renunciation.

Notwithstanding the foregoing, the Tax Act permits the Corporation to make a renunciation by March 31 of a calendar year in respect of certain CEE which the Corporation plans to incur or has incurred in the calendar year and such renunciation will be effective as of December 31 in the previous calendar year. The Corporation intends to renounce, with an effective date no later than December 31, 2007, all amounts it intends to expend on certain CEE in 2007 and 2008 using the subscription proceeds from the Flow-Through Shares. In the event that the Corporation fails to incur in 2007 and 2008, CEE equal to the amount of CEE renounced to subscribers of Flow-Through Shares with an effective date no later than December 31, 2007, the Corporation will be required to reduce the renunciations made to such

subscriber. Subscribers of Flow-Through Shares will not be required to pay interest to the federal government for the period before May 1, 2009 on any increase in income tax payable as a result of such adjustment relating to expenditures that ought to have been made in 2008.

A subscriber does not claim any deduction in respect of CEE deemed to be incurred by the subscriber in respect of the subscriber's Flow-Through Shares but adds such CEE to his or her CCEE account. In computing income for tax purposes from all sources for a taxation year, a subscriber may deduct up to 100 per cent of the subscriber's CCEE account at the end of that taxation year. A subscriber may generally carry forward indefinitely any portion of the subscriber's undeducted CCEE account and may deduct the amount of such CCEE against the subscriber's income for subsequent taxation years.

The CCEE account of a subscriber is reduced by the amount deducted by the subscriber in prior years in respect of such account.

A subscriber who disposes of a Flow-Through Share will retain the entitlement to receive renunciations of CEE from the Corporation as well as the ability to make associated CCEE deductions, as described above, and a subsequent purchaser of such securities will not be entitled to any renunciations or associated deductions.

Reductions to CCEE

If at the end of a taxation year, the reductions in calculating a subscriber's CCEE account exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE account, will then have a nil balance. The sale or other disposition of Flow-Through Shares, of itself, will not result in a reduction of any subscriber's CCEE account.

A subscriber's CCEE account will be reduced by the amount of any assistance, including grants, that the subscriber has received or is entitled to receive in respect of CEE (see discussion below under "Investment Tax Credits for Individuals (other than trusts)").

Investment Tax Credit for Individuals (other than trusts)

A subscriber who is an individual (other than a trust) who has acquired a Flow-Through Share will be entitled to a non-refundable investment tax credit ("ITC") equal to 15 per cent of Qualifying Expenditures renounced to the subscriber by the Corporation provided the Tax Act is amended in accordance with the draft legislation released by the Minister of Finance on October 2, 2007. The ITC may be deducted, in accordance with detailed rules in the Tax Act, against tax payable in the taxation year in which the Qualifying Expenditure is deemed to be incurred by virtue of the renunciation and may be carried back three years and forward ten years.

An amount equal to any ITC claimed in a taxation year in respect of a Qualifying Expenditure will be deducted from the subscriber's CCEE account at the beginning of the taxation year following the deduction of the ITC (see discussion above).

Adjusted Cost Base of Common Shares

An Offered Share acquired under the Offering will have a cost for tax purposes equal to $16.00. The cost of a Flow-Through Share for the purposes of the Tax Act is deemed to be nil.

The adjusted cost base of all Common Shares in the capital of the Corporation owned by a particular subscriber at any time will be the average adjusted cost base to that subscriber of all Common Shares (including the Shares) owned by that subscriber as capital property at that time.

Disposition of Common Shares

Any disposition or deemed disposition (other than to the Corporation) of Common Shares (including the Shares) will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition to the extent the proceeds of disposition, net of any reasonable disposition costs, exceed (or are exceeded by) the adjusted cost base of such Common Shares.

Generally, one-half of any capital gain realized by a subscriber will be required to be included as a taxable capital gain in computing the subscriber's income for the year of disposition and one-half of any capital loss realized by a subscriber will be deductible as an allowable capital loss against taxable capital gains realized in the year of disposition. Allowable capital losses may be carried back three years and forward indefinitely to be applied against taxable capital gains in such years, subject to and in accordance with the Tax Act.

If the subscriber is a corporation, a capital loss realized on the disposition of Common Shares will generally be reduced by the amount of dividends received or deemed to have been received by the subscriber on such shares to the extent and under the circumstances described in the Tax Act.

A subscriber that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its aggregate investment income, including taxable capital gains.

Alternative Minimum Tax

Under the Tax Act, generally taxes payable by an individual will be the greater of taxes otherwise determined and an alternative minimum tax of 15.5%, computed by reference to the individual's "adjusted taxable income" for the taxation year in excess of a $40,000 basic exemption, reduced by certain credits. In calculating the individual's adjusted taxable income, certain deductions and credits otherwise available are disallowed and certain amounts not otherwise included in income are included. For these purposes, 80 per cent of net capital gains are included and deductions in respect of CCEE in excess of the amount of the individual's resource income (including income attributable to the disposition of Canadian resource properties) for the particular year are disallowed. Carrying charges incurred by an investor in respect of Flow-Through Shares may also be disallowed in a similar manner in computing "adjusted taxable income".

Whether and to what extent the tax liability of a particular subscriber will be increased by the alternative minimum tax will depend on the amount of such subscriber's income, the sources from which it is derived, and the nature and amounts of any deductions such subscriber claims. Any additional tax payable by an individual for the taxation year resulting from the application of the alternative minimum tax will be deductible in any of the seven immediately following taxation years in computing the amount that would, but for the alternative minimum tax, be the individual's tax otherwise payable to the extent that such tax payable exceeds the individual's minimum tax calculation for that particular year.

NON-CERTIFICATED ISSUE SYSTEM

Shares (other than Shares issuable to U.S. subscribers) will be issued in registered form and delivered to CDS or its nominee on the Closing Date. Transfers of ownership of Shares will be effected

through records maintained by brokers, dealers, banks or other financial institutions for whom, from time to time, CDS effects book entries for the Shares deposited with CDS (each, a "CDS Participant"). Indirect access to the CDS system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly. Each holder of a Share will receive a customer confirmation from the applicable CDS Participant in accordance with the practices and procedures of such CDS Participant.

Unless a request for a certificate is made to the Corporation, except as indicated above, no holder of a Share will be entitled to a certificate or other instrument from the Corporation, the Underwriters or CDS evidencing that person's interest in or ownership of any Shares, or will be shown on the records maintained by CDS, except through an agent that is a CDS Participant. All rights of an owner of Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds such Shares. The ability of a beneficial owner of a Share to pledge his or her Share, or take action with respect thereto (other than through a CDS Participant) may be limited due to the lack of physical certificates.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the Tax Act, the regulations thereunder and the Proposed Amendments, the Shares, if issued on the date hereof and listed on a prescribed stock exchange (which includes the TSX), would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by Deferred Plans. It is not anticipated that Deferred Plans would subscribe for Flow-Through Shares since Deferred Plans would not benefit from the tax deductions and credits described above under "Certain Canadian Federal Income Tax Considerations".

LEGAL OPINIONS AND EXPERTS

The matters referred to under "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment" and certain other legal matters relating to the securities offered hereby will be passed upon by Cassels Brock & Blackwell LLP, on behalf of the Corporation and by Heenan Blaikie LLP on behalf of the Underwriters.

As of October 31, 2007, partners of Cassels Brock & Blackwell LLP and partners of Heenan Blaikie LLP own Common Shares of the Corporation representing less than 1% of all of the issued and outstanding Common Shares of the Corporation. As of October 31, 2007, PricewaterhouseCoopers LLP (the auditors of the Corporation) have reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

In addition, none of the partners of Cassels Brock & Blackwell LLP or Heenan Blaikie LLP, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any of its associates or affiliates.

The individuals named below have each prepared technical reports for the Corporation with respect to the CMB Uranium Property. Please see the disclosure under "Mineral Properties" in the Annual Information Form, which is incorporated herein by reference. Both (i) as of October 31, 2007; and (ii) at all times from the dates of the respective technical reports authored by the following individuals, to October 31 2007, the following individuals have each held Common Shares of the Corporation representing less than 1% of all of the issued and outstanding Common Shares:

(a) Derek Wilton, co-author of the technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007", dated February 19, 2007 as amended March 1, 2007; and

(b) G.H. Giroux, co-author of the technical report entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007", dated February 19, 2007 as amended March 1, 2007.

Investors are encouraged to consult their own tax advisors for advice with respect to the income tax consequences of an investment in the securities offered under this short form prospectus based upon their particular circumstances.

RISK FACTORS

There are certain risks associated with an investment in the Shares, including those listed under the heading "Risk Factors" in the Annual Information Form as well as the risk factors described below. Prospective investors and their advisors should carefully consider such risk factors.

Risks Associated with the Offering

Market Price of Common Shares

There can be no assurance that an active market for the Shares will be sustained after the Offering. Securities of small- and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Shares is also likely to be significantly affected by short-term changes in uranium prices, other precious metal prices or other mineral prices, the U.S. dollar, the Canadian dollar, or in the Corporation's financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Shares include the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation's securities; lessening in trading volume and general market interest in the Corporation's securities may affect an investor's ability to trade significant numbers of Shares; the size of the Corporation's public float may limit the ability of some institutions to invest in the Corporation's securities; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Corporation's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. If an active market for the Shares does not continue, the liquidity of an investor's investment may be limited and the price of the Shares may decline below the price at which the Shares are issued pursuant to the Offering. If such a market does not develop, investors may lose their entire investment in the Shares.

As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Flow-Through Shares

Although the Corporation has agreed to incur and renounce Qualifying Expenditures to purchasers of Flow-Through Shares for purposes of the Tax Act so that renunciations of those expenditures can be made effective on or before December 31, 2007, the Corporation may not incur sufficient Qualifying Expenditures prior to the end of the Expenditure Period to enable it to make such renunciations in which case purchasers of Flow-Through Shares may not receive all or a portion of the benefits of their investment in the particular taxation year in which such benefits were expected to be received or at all. Further, although the proceeds that are received by the Corporation may be expended by the Corporation on Qualifying Expenditures, CRA may not agree with the characterization of the various expenditures of the Corporation.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent holder of such Flow-Through Shares will not be entitled to any renunciation of CEE. See "Certain Canadian Federal Income Tax Considerations".

Dilution to Common Shares

As of October 31, 2007, the Corporation had 66,287,962 Common Shares and 4,230,869 stock options issued and outstanding. Following the completion of the Offering, there will be an additional 6,062,500 Common Shares issued and outstanding. See "Description of Securities Being Distributed". The increase in the number of Common Shares issued and outstanding, and the sales of such shares, may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Corporation's existing shareholders will be diluted.

Risks Associated with the Corporation

Exploration, Development and Operating Risks

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as equipment

failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

There is no certainty that any of the Mineral Resources identified on any of the Corporation's properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

No History of Mineral Production

The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Reliance on Limited Number of Properties

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation. See "Summary Description of the Business – General Development".

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased

acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the Uranium Industry

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Insurance and Uninsured Risks

The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are

required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

Although the title to the properties in which the Corporation holds an interest was reviewed by or on behalf of the Corporation, and title opinions were obtained by the Corporation with regard to its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation's costs and delay its activities, and could adversely affect the operations of the Corporation.

Competition

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, valuable minerals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

Hedging

The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital

The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Metal Prices

There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the

Corporation's mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

In addition to adversely affecting the reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

The Nunasiavut Government has issued a press release dated October 15, 2007 which states that a special committee will be convened to consider whether uranium mining and/or mill development will be permitted on Labrador Inuit Lands (which comprise, in part, the CMB Uranium Property). There can be no assurance that such mining and/or milling activities will be permitted or, if permitted, will be allowable upon terms acceptable to the Corporation. See also "Risk Factors – Competition from Other Energy Sources and Public Acceptance of Nuclear Energy" and "- Permits".

Dividend Policy

No dividends on the Common Shares have been paid by the Corporation to date. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Corporation to raise capital through future sales of Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the effective price of the Shares being offered

pursuant to the Offering. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Common Shares that they may seek to liquidate.

Key Executives

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Corporations Act of Newfoundland and Labrador and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

GLOSSARY

The following terms used in this short form prospectus have the meanings ascribed to such terms as set forth below:

Additional Offered Shares means the 796,875 Common Shares, issuable pursuant to the Over-Allotment Option.

Alliance has the meaning given to such term under the heading "Summary Description of the Business – General Development".

Annual Information Form means the annual information form of the Corporation for the year ended December 31, 2006 dated as of March 16, 2007.

ARI means Altius Resources Inc.

Business Day means a day, other than a Saturday or Sunday, on which the commercial banks in the City of Toronto are open for the regular transaction of business.

CCEE means cumulative Canadian exploration expense as defined in subsection 66.1(6) of the Tax Act.

CDS means the Canadian Depository for Securities Ltd.

CDS Participant shall have the meaning ascribed thereto under the heading "Non-Certificated Issue System".

Canadian Exploration Expense or **CEE** means an expense incurred in 2007 of the nature referred to in the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or incurred in 2008 of the nature referred to in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or which would be included in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were read as "paragraphs (a), (d), (f) and (g.1)", but does not include (1) amounts prescribed to be "Canadian exploration and development overhead expense" for the purposes of the Tax Act, (2) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, or (3) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition "expense" in paragraph 66(15) of the Tax Act.

Closing Date means November 20, 2007 or such other date as the Corporation and the Underwriters shall agree, but in no event later than prescribed pursuant to applicable securities laws or the rules of the TSX.

CMB means the Central Mineral Belt in Northeastern Labrador, Canada.

CMB Uranium Property shall have the meaning ascribed thereto under the heading "Summary Description of Business - General Development".

Common Shares means the common shares of the Corporation, without par value, as constituted on the date hereof.

Corporation means Aurora Energy Resources Inc.

CRA means Canada Revenue Agency.

Deferred Plans means, collectively, registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans as defined in the Tax Act.

Expenditure Period means in respect of the Flow-Through Shares, the period commencing on the date of acceptance of the Flow-Through Subscription Agreement and ending on the earlier of (i) the date on which the gross proceeds from the issuance of the Flow-Through Shares have been fully expended in accordance with the terms of the Flow-Through Subscription Agreement; and (ii) December 31, 2008.

Flow-Through Shares means the 750,000 flow-through Common Shares issuable pursuant to the Offering, which flow-through Common Shares shall be "flow-through shares" as that term is defined in the Tax Act.

Flow-Through Subscription Agreement means the agreement executed by the Underwriters, as agents for and on behalf of the purchasers of Flow-Through Shares and accepted by the Corporation on or prior

to the Closing Date setting out, among other things, the contractual relationship between the Corporation and such purchasers relating to the Flow-Through Shares.

Fronteer means Fronteer Development Group Inc.

FTME means an expense which is a "flow-through mining expenditure" as defined in subsection 127(9) of the Tax Act.

Institutional Accredited Investor means an "accredited investor" that meets the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act.

Mineral Reserve means the economically mineable part of a Mineral Resource classified as "measured" or "indicated" demonstrated by at least a preliminary feasibility study including adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral Reserves can be classified into "proven" and "probable" categories.

Mineral Resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into "inferred", "indicated" and "measured" categories.

Offered Shares means the 5,312,500 Common Shares excluding the Flow-Through Shares, issuable pursuant to the Offering.

Offering Jurisdictions means British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

Offering means the offering of Offered Shares and Flow-Through Shares as qualified by this short form

Over-Allotment Option means the option granted by the Corporation to the Underwriters to purchase up to an additional 796,875 Additional Offered Shares within 30 days of the Closing Date for market stabilization purposes and to cover over-allotments, if any.

Qualifying Expenditures means an expense which is CEE that will qualify as a FTME if the Tax Act is amended in accordance with the draft legislation released by the Minister of Finance on October 2, 2007 and which can be renounced to a purchaser of Flow-Through Shares.

Regulations means the regulations promulgated under the Tax Act.

Shares means the Flow-Through Shares and Offered Shares, collectively.

Tax Act means the *Income Tax Act* (Canada).

Tax Proposals means all specific proposals to amend the Tax Act or the Regulations publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this short form prospectus.

TSX means the Toronto Stock Exchange.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Underwriters means Cormark Securities Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

Underwriters' Fee means the cash commission equal to 4% of the gross proceeds of the Offering, to be paid to the Underwriters pursuant to the Underwriting Agreement.

Underwriting Agreement means the agreement dated October 31, 2007 between the Corporation and the Underwriters giving effect to the Offering.

AUDITORS' CONSENT

We have read the short form prospectus of Aurora Energy Resources Inc. (the "Corporation") dated ●, 2007 relating to the issue and sale of 5,312,500 Common Shares and 750,000 Flow-Through Shares of the Corporation. We have complied with Canadian generally-accepted standards for an auditor's involvement with offering documents.

We consent to the use incorporated by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the year December 31, 2006 and for the period from inception on June 8, 2005 to December 31, 2005. Our report is dated March 21, 2007.

Chartered Accountants
Vancouver, British Columbia
Canada
●, 2007

CERTIFICATE OF THE CORPORATION

Dated: October 31, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

AURORA ENERGY RESOURCES INC.

(Signed) Mark O'Dea Chief Executive Officer	(Signed) Sean Tetzlaff Chief Financial Officer

On behalf of the Board of Directors

(Signed) Mark Dobbin Director	(Signed) Angus Bruneau Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 31, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

CORMARK SECURITIES INC.	RBC DOMINION SECURITIES INC.
(Signed) Darren Wallace	(Signed) Gary A. Sugar

NATIONAL BANK FINANCIAL INC.

(Signed)
Daniel W. Wilton

BLACKMONT CAPITAL INC.	DUNDEE SECURITIES CORPORATION
(Signed) Rick Vernon	(Signed) Brett Whalen

Appendix II Certificate of Co-Author – G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.
3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.
4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5
6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007 and amended March 1, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section3 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.
7) I have not previously worked on this property.
8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th day of October, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P.Eng., MASc.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

RECEIVED
2008 APR 21 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" which I have prepared, together with Derek Wilton, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the preliminary short form prospectus of the Corporation dated October 31, 2007 (the "**Preliminary Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Preliminary Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Preliminary Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 31 day of October, 2007.

Per: G.H. Giroux

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA G.H. GIROUX

RECEIVED
2008 APR 21 A 7:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Certificate of Co-Author – Derek H. C. Wilton

7 Yellowknife St.
St. John's NL
A1A 2Z7
Tel: 709-754-6624

I, **Derek H. C. Wilton, P.Geo.**, do hereby certify that:

• I am currently Professor in the Department of Earth Sciences, Memorial University of Newfoundland, Prince Phillip Parkway, St. John's, NL, A1B 3X5

• I graduated with the degree of BSc. (Geology) from Memorial University of Newfoundland, St. John's NL, in 1976, MSc. (Geological Sciences) from the University of British Columbia, Vancouver, BC, in 1978, and PhD. (Earth Sciences) from Memorial University of Newfoundland, St. John's, NL, in 1984, and have worked continuously as an academic researcher and industry consultant since 1984.

• I am a Professional Geoscientist duly registered with the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG-NL – Reg. No. 02840) and am a Fellow of the Canadian Institute of Mining and Metallurgy (CIM), Geological Association of Canada, and the Society of Economic Geologists.

• I have worked as a geologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

  ◦ I have conducted research and mineral exploration work in this region of Labrador since 1984.

  ◦ I have been involved with Aurora Energy Inc. each year 2006 and with the predecessor Fronteer-Altius Joint Venture from initiation of work in 2003.

• I have read the definition of "qualified person" set out in National Instrument 43- 101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

• I am responsible for the preparation of all sections of the report titled "The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property" relating to the CMB Uranium Property with the exception of section 19.0 pertaining to the Mineral Resource estimate that was done by Mr. Gary Giroux. I have worked on the property in a consulting capacity since July, 2003. I was last on site at the CMB Uranium Property from July 3-7, 2007.

• As of March 1st, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have the disclosure being filed and it fairly and accurately represents the information in the Technical Report and supports that disclosure.

• I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

• I am independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and I hold no securities of the Aurora Energy Inc. and do not expect to receive same.

• I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

• I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of October, 2007 in St. John's, NL, Canada

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" which I have prepared, together with G.H. Giroux, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the preliminary short form prospectus of the Corporation dated October 31, 2007 (the "**Preliminary Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Preliminary Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Preliminary Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 31 day of October, 2007.

Per: [signature]
Derek Wilton

BCSC
British Columbia Securities Commission

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

AURORA ENERGY RESOURCES INC.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a preliminary short form prospectus of the above issuer dated October 31, 2007.

DATED at Vancouver, British Columbia on October 31, 2007.

Michael L. Moretto

Michael L. Moretto, CA
Manager
Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1174790

g:\corpfin\sag\1174790
Preliminary

UNDERWRITING AGREEMENT

October 31, 2007

Aurora Energy Resources Inc.
Suite 1650 - 1055 West Hastings Street
Vancouver, BC
V6E 2E9

ATTENTION: **Mark O'Dea**
President and Chief Executive Officer

Dear Sirs:

Cormark Securities Inc. ("**Cormark**"), RBC Dominion Securities Inc. ("**RBC**" and together with Cormark, the "**Lead Underwriters**"), National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation (together with the Lead Underwriters, the "**Underwriters**", and individually, an "**Underwriter**") understand that Aurora Energy Resources Inc. (the "**Company**") proposes to issue and sell (i) 5,312,500 common shares of the Company ("**Common Shares**") at a price of $16.00 per Common Share; and (ii) 750,000 common shares of the Company to be issued on a "flow-through" basis (the "**Flow-Through Common Shares**") at a price of $20.50 per Flow-Through Common Share (the "**Offering**"). The 5,312,500 Common Shares, the 750,000 Flow-Through Common Shares and the 796,875 Additional Common Shares (as defined below) offered hereby, are collectively, referred to as "**Offered Shares**".

Based upon the foregoing and the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set forth below, (i) the Underwriters hereby severally, and not jointly, agree to purchase from the Company the Common Shares at the Closing Time (as herein defined) in the respective percentages set forth in Section 15 hereof, and the Company hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Common Shares at a purchase price of $16.00 per Common Share; and (ii) the Underwriters hereby agree to act as, and the Company appoints the Underwriters as, the sole and exclusive agents of the Company to offer the Flow-Through Common Shares for sale at a price of $20.50 per Flow-Through Common Share, provided that in the event that less than 750,000 Flow-Through Common Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase as principals, in the respective percentages set forth in Section 15 hereof, at a price of $20.50 per Flow-Through Common Share, that number of Flow-Through Common Shares not sold by the Underwriters as agents.

In addition, the Underwriters shall have an over-allotment option (the "**Option**") which may be exercised in whole or in part at the Underwriters' sole discretion and without obligation to cover over-allotments, if any, and for market stabilization purposes to purchase 796,875 additional Common Shares (the "**Additional Common Shares**") at a price of

$16.00 per Additional Common Share. The Option shall be exercisable by the Underwriters at any time and from time to time for a period of 30 days following the Closing Date by delivering written notice to that effect not later than 48 hours prior to the proposed date of closing of the sale of the Additional Common Shares pursuant to the Option (the "**Option Closing Date**"), after which time the Option shall be void and of no further force and effect. If and to the extent that Cormark shall have determined to exercise, on behalf of the Underwriters, the Option to purchase such Additional Common Shares, the Underwriters shall have the right to purchase, severally and not jointly, the Additional Common Shares from the Company. If any Additional Common Shares are purchased, each Underwriter agrees, severally and not jointly, to purchase the percentage of such Additional Common Shares (subject to such adjustments to eliminate fractional Common Shares as Cormark may determine) equal to the percentage set out opposite the name of such Underwriter in Section 15 of this Agreement.

In consideration for the Underwriters' services in underwriting the distribution of and purchasing the Offered Shares, the Company agrees to pay or cause to be paid to the Underwriters in respect of the Offering, a fee equal to 4% of the gross proceeds of the offering of the Offered Shares (the "**Underwriters' Fee**"). The Underwriters' Fee may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Common Shares and withheld for the account of the Underwriters. In the event that Canada Revenue Agency determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriters' Fee, the Company agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Company also agrees to pay the Underwriters' expenses as set forth in Section 14.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them, such remuneration to be the sole responsibility of the Underwriters.

If the Company agrees to pay a commission or fee to anyone other than the Underwriters (including without limitation any other agent, underwriter or financial advisor to the Company except for any other registered dealers or other dealers duly qualified in their respective jurisdiction appointed by the Underwriters to assist in the Offering), such commission or fee will be for the Company's account, and will not reduce the amount payable to the Underwriters hereunder.

TERMS AND CONDITIONS

The agreement resulting from the acceptance of this offer by the Company (herein referred to as this "**Agreement**") shall be subject to the following terms and conditions.

Section 1 Definitions

In this Agreement, the following terms have the meanings indicated:

"**Additional Common Shares**" has the meaning ascribed to it in the third paragraph of this Agreement;

"**affiliate**" means, in respect of a person or company, another person or company that would be considered to be an "affiliate" in respect of such person or company for the purposes of section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions, as constituted at the date of this Agreement;

"**Agreement**" means this underwriting agreement and all schedules attached to it;

"**Authorization**" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the Person;

"**business day**" means a day on which the TSX is open for trading and banking institutions are open for business in the City of Toronto, Ontario;

"**Canadian Exploration Expense**" or "**CEE**" means an expense incurred of the nature referred to in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, but does not include (1) amounts prescribed to be "Canadian exploration and development overhead expense" for the purposes of the Tax Act, (2) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, (3) any amount of assistance as described in paragraph 66(12.6)(a) of the Tax Act, or (4) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition "expense" in paragraph 66(15) of the Tax Act;

"**CDS**" means The Canadian Depository for Securities Limited and its successors;

"**Closing Date**" means November 20, 2007 or such other date , as the Company, and the Underwriters may agree to in writing and in any event not later than as permitted under applicable Securities Laws;

"**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the parties hereto may agree to in writing;

"**Company**" means Aurora Energy Resources Inc.;

"**Condition of the Company**" means the assets, liabilities (contingent or otherwise), properties, business, affairs, results of operations, prospects, capital, control or condition (financial or otherwise) of the Company;

"**Continuing Underwriters**" has the meaning ascribed to it in Section 15(2) of this Agreement;

"**CRA**" means the Canada Revenue Agency;

"**Defaulted Shares**" has the meaning ascribed to it in Section 15(2) of this Agreement;

"**distribution**" means "**distribution**" or "**distribution to the public**", which terms have the meanings attributed thereto under applicable Securities Laws;

"**Eligible Issuer**" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus;

"**Engagement Letter**" has the meaning ascribed to it in Section 20(3) of this Agreement;

"**Environmental Laws**" has the meaning ascribed to it in Section 8(1)(y) of this Agreement;

"**Flow-Through Amount**" means the aggregate amount paid by the Purchasers for the Flow-Through Common Shares;

"**Flow-Through Mining Expenditure**" means an expense which is a "flow-through mining expenditure" as defined in subsection 127(9) of the Tax Act;

"**Flow-Through Subscription Agreements**" means the subscription agreements entered into by each Purchaser for the Flow-Through Common Shares (or one or more of the Underwriters as agent for such Purchasers) and the Company in respect of the Purchaser's subscription for Flow-Through Common Shares in form and substance satisfactory to the Company's counsel and the Underwriters' counsel, acting reasonably;

"**Governmental Authority**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions, the TSX and Market Regulation Services Inc.;

"**Hazardous Materials**" has the meaning ascribed to it in Section 8(1)(y) of this Agreement;

"**Indemnified Party**" has the meaning ascribed to it in Section 13(1) of this Agreement;

"**Laws**" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal by-laws whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments,

orders, writs, injunctions, decisions, and awards of any Governmental Authority and (iii) policies, practices and guidelines of, or contracts with, any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, in each case binding on or affecting the Person referred to in the context in which the word is used;

"**Material Adverse Effect**" means any change, fact or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, operation, properties, assets, liabilities or condition (financial or otherwise) of the Company;

"**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

"**MRRS**" means the mutual reliance review systems procedures provided for under National Policy 43-201 - Mutual Reliance Review Systems for Prospectuses and Annual Information Forms;

"**MRRS Decision Document**" means a decision document issued by the applicable Canadian securities regulatory authority pursuant to the MRRS and which evidences the receipt by the applicable Canadian securities regulatory authority of the Qualifying Jurisdictions for the Preliminary Prospectus or the Prospectus, as the case may be;

"**NI 44-101**" means National Instrument 44-101 – Short-Form Prospectus Distributions;

"**Offered Shares**" has the meaning ascribed to it in the first paragraph of this Agreement;

"**Offering**" has the meaning ascribed to it in the first paragraph of this Agreement;

"**Option**" has the meaning ascribed thereto in the third paragraph of the Agreement;

"**Option Closing Date**" has the meaning ascribed thereto in the third paragraph of the Agreement;

"**Person**" means a natural person, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, legal representative, or Governmental Authority, and pronouns have a similarly extended meaning;

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Company dated October 31, 2007 relating to the distribution of the Offered Shares, and the documents incorporated by reference therein;

"**Prescribed Forms**" means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and under the applicable provision of the *Taxation Act* (Québec) as described below filed or to be filed by the Company within the prescribed times renouncing to the Purchasers of Flow-Through Common Shares the Resource Expenses incurred pursuant to the Flow-Through Subscription Agreement in respect of Flow-Through Common Shares and all parts or copies of such forms required by CRA and under the *Taxation Act* (Québec) as described below hereof to be delivered to the Purchasers of Flow-Through Common Shares;

"**Proceedings**" has the meaning ascribed to it in Section 8(1)(x) of this Agreement;

"**Property**" has the meaning ascribed to it in Section 8(1)(ll) of this Agreement;

"**Prospectus**" means the (final) short form prospectus of the Company relating to the distribution of the Offered Shares, and the documents incorporated by reference therein;

"**Public Disclosure Documents**" means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Date with the relevant Securities Commission pursuant to the requirements of Securities Laws, including all press releases available for reviewing at www.sedar.com;

"**Purchasers**" means persons (which may include the Underwriters) who, as purchasers, acquire Flow-Through Common Shares by duly completing, executing and delivering, as applicable, the Flow-Through Subscription Agreements, the required funds and any other required documentation, and permitted assignees or transferees of such persons from time to time;

"**PWC**" means PricewaterhouseCoopers LLP, the auditors of the Company;

"**Qualifying Jurisdictions**" means each of the provinces in Canada, except Quebec;

"**Refusing Underwriter**" has the meaning ascribed to it in Section 15(2) of this Agreement;

"**Resource Expense**" means an expense which is CEE and which will qualify as a Flow-Through Mining Expenditure if the Tax Act is amended in accordance with the draft legislation released by the Minister of Finance on October 2, 2007, and which is incurred on or after the Closing Date and on or before the Termination Date which may be renounced by the Company pursuant to subsection 66(12.6) of the Tax Act with an effective date not later than December 31, 2007 and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Commissions**" means the applicable securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, all applicable securities acts or similar statutes of the Qualifying Jurisdictions and all regulations and rules under such laws, together with applicable published policy statements, instruments, notices, orders and rulings of the securities regulatory authorities in such Qualifying Jurisdictions;

"**Selling Firms**" means the Underwriters, together with such other investment dealers and brokers who participate in the offer and sale of the Offered Shares pursuant to Section 6(1) of this Agreement;

"**Standard Listing Conditions**" has the meaning ascribed to it in Section 4(1)(d) of this Agreement;

"**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus, the Prospectus or the Wrap, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under the Securities Laws or the U.S. Securities Laws, as the case may be, relating to the qualification for distribution of the Offered Shares, under applicable Securities Laws or the U.S. Securities Laws, as the case may be;

"**Tax Act**" means the *Income Tax Act* (Canada) and its regulations;

"**Termination Date**" means December 31, 2008;

"**Transfer Agent**" means Pacific Corporate Trust Company;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters' Counsel**" means the law firm of Heenan Blaikie LLP, counsel for the Underwriters;

"**Underwriters' Fee**" has the meaning ascribed to it in the fourth paragraph of this Agreement;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Securities Laws**" means the applicable blue sky or state securities legislation in the United States, together with the 1934 Act (as are hereinafter defined in Schedule "A") and the 1933 Act and the rules and regulations of the SEC and the applicable state securities regulators thereunder;

"**Wrap**" means the information memorandum, in the form agreed upon by the Company and the Underwriters, in respect of the offer and sale of the Offered Shares to certain investors in the United States, which includes the U.S. Subscription Agreement (as hereinafter defined in Schedule "A"); and

"**1933 Act**" means the United States Securities Act of 1933, as amended.

Section 2 Attributes of the Offered Shares

The Offered Shares, if any, to be issued and sold under this Agreement by the Company will be duly and validly issued by the Company and, when issued and sold by the Company, such Offered Shares will have the attributes set out in the Prospectus and will be fully paid and non-assessable common shares in the capital of the Company, subject to those modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Company and the Underwriters.

Section 3 Filing of Prospectus

(1) The Company shall file:

(a) the Preliminary Prospectus and other documents required under Securities Laws with the Securities Commissions, obtain the appropriate MRRS Decision Document for the Preliminary Prospectus from the Securities Commissions as soon as possible and in any event not later than 4:00 p.m. (Toronto time) on October 31, 2007 (or such other time and/or later date as the Company and the Underwriters may agree) and will use its commercially reasonable best efforts to resolve as soon as possible any comments of the Securities Commissions relating to the Preliminary Prospectus;

(b) the Prospectus and other documents required under Securities Laws with the Securities Commissions, obtain the appropriate MRRS Decision Document for the Prospectus from the Securities Commissions, and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Jurisdictions, through the Underwriters and any other Selling Firms who comply with the relevant provisions of applicable Securities Laws, as soon as possible and in any event not later than 4:00 p.m. (Toronto time) on November 7, 2007 (or such other time and/or later date as the Company and the Underwriters may agree).

(2) The Company shall, until the distribution of the Offered Shares is completed, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under Securities Laws to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to re-qualify the Offered Shares for distribution.

(3) Prior to the filing of the Prospectus, the Company shall have allowed the Underwriters and their representatives to participate fully in the preparation of the Preliminary Prospectus and the Prospectus and shall allow the Underwriters and their representatives to conduct all due diligence investigations, examinations and oral due diligence sessions which each of them may reasonably require to be conducted in order to fulfill their obligations and in order to enable them responsibly to execute the certificates required to be executed by them at the end of the Preliminary Prospectus and the Prospectus. The Company will provide such information as to its financial condition, business, properties, title, assets and affairs (including any material contracts) as may reasonably be requested by the Underwriters, which information, if

not in the public domain, will be kept confidential by the Underwriters, provided that the Underwriters shall have the right to disclose such confidential information to their professional advisers for legal, accounting and tax advice purposes and except as otherwise required by law.

(4) The Company will provide to the Underwriters all corporate, financial and operating information and documentation regarding the Company, the Property, the Offered Shares and the Offering, and will provide access to its senior management, properties, employees, auditors, legal counsel and consultants, which are reasonably necessary and sufficient to allow the Underwriters to perform their services hereunder. Without restricting any of the foregoing, the Company will provide the Underwriters with copies of any forecasts and projections prepared by, or on behalf of the Company.

(5) The Company shall:

(a) advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and an MRRS Decision Document has been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of each MRRS Decision Document;

(b) advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Governmental Authority of any order suspending or preventing the use of the Prospectus, the Wrap or any Supplementary Material; (ii) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any of those purposes; or (iv) any requests made by any Governmental Authority for amending or supplementing the Prospectus, the Wrap, any Supplementary Material, and Public Disclosure Documents or for additional information, and will use commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to use commercially reasonable efforts to obtain the withdrawal of the order promptly; and

(c) use its commercially reasonable efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement, the Flow-Through Subscription Agreements and the transactions contemplated by the Prospectus, the Wrap and any Supplementary Material and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement, the Flow-Through Subscription Agreements and the transactions contemplated by the Prospectus, the Wrap and any Supplementary Material.

Section 4 Delivery of Prospectus and Related Documents

(1) The Company shall deliver or cause to be delivered to the Underwriters and the Underwriters' Counsel, without charge, the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Preliminary Prospectus or Prospectus, as applicable:

(i) copies of the Preliminary Prospectus and Prospectus signed as required by the Securities Laws;

(ii) copies of any other document filed or required to be filed by the Company under the Securities Laws in connection with the Offering; and

(iii) copies of the Wrap prepared as contemplated herein;

(b) as soon as they are available, copies of any Supplementary Material required to be filed under any of the Securities Laws, signed as required by the Securities Laws;

(c) at the time of delivery to the Underwriters of the Prospectus or any Supplementary Material, a long form comfort letter from PWC, in their capacity as auditors of the Company, dated the date of the Prospectus or Supplementary Material and addressed to the Underwriters, the Underwriters' Counsel and the board of directors of the Company, satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information contained in the Prospectus or Supplementary Material in respect of the Company, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of such letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(d) prior to or at the time of the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Shares subject only to satisfaction by the Company of the conditions imposed by the TSX in the letter of the TSX granting conditional listing approval (the "**Standard Listing Conditions**").

(2) The delivery to the Underwriters of the Prospectus, the Wrap and any Supplementary Material shall constitute a representation and warranty to the Underwriters by the Company, severally and not jointly, that:

(a) all information and statements (except any information or statement relating solely to the Underwriters which has been provided by the Underwriters) contained therein are true and correct in all material respects and such

document contains no misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Offered Shares;

(b) no material fact or information has been omitted from such document which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made; and

(c) the Prospectus, the Wrap and any Supplementary Material complies in all material respects with all applicable Securities Laws and U.S. Securities Laws.

Such delivery (and any delivery pursuant to Section 5 herein) shall also constitute the consent of the Company to the use of the Prospectus and the Wrap and any Supplementary Material by the Underwriters in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions and the distribution of the Common Shares and Additional Common Shares in the United States, respectively.

Section 5 Commercial Copies of Prospectus

(1) The Company shall deliver or cause to be delivered to the Underwriters, without charge, as soon as practicable and in any event not later than noon (Toronto time) on the second business day after the date on which the Company receives the appropriate MRRS Decision Document on behalf of the Securities Commissions, at the offices of the Underwriters in the cities designated by the Underwriters, such number of commercial copies of the Prospectus, as shall be specified by the Underwriters. In addition, the Company shall, as soon as possible following a request, deliver or cause to be delivered to the Underwriters such additional commercial copies of the Prospectus in such numbers and in such cities as the Underwriters may reasonably request from time to time.

(2) The Company will similarly cause to be delivered to the Underwriters, at those delivery points as the Underwriters may reasonably request, copies of the Wrap required to be delivered to purchasers or prospective purchasers of the Common Shares and Additional Common Shares under U.S. Securities Laws.

(3) The Company shall from time to time deliver or cause to be delivered to the Underwriters, as soon as practicable, at the offices of the Underwriters in the cities designated by the Underwriters, the number of commercial copies of any Supplementary Material which the Underwriters may from time to time reasonably request.

Section 6 Distribution of Common Shares

(1) The Underwriters covenant on a several, but not on a joint or a joint and several basis, that they shall offer (i) the Offered Shares for sale to the public, directly and through other investment dealers and brokers duly registered in the applicable Qualifying Jurisdiction (such other investment dealers and brokers are referred to herein as the "**Selling Firms**"), only in the Qualifying Jurisdictions in compliance with applicable

Securities Laws and (ii) the Common Shares and Additional Common Shares only to institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act, through the U.S. registered broker-dealer affiliates of the Underwriters, in the United States in compliance with applicable U.S. Securities Laws, and upon the terms and conditions set forth in the Prospectus, the Wrap, any Supplementary Material and this Agreement. Further, the Underwriters acknowledge and agree that Flow-Through Common Shares may only be offered and sold outside the United States.

(2) The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any province in Canada in respect of which an MRRS Decision Document for the Prospectus has been obtained from the British Columbia Securities Commission following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Company or the applicable Securities Commission. The Underwriters will comply with applicable Securities Laws in connection with the distribution of the Offered Shares. Except in the Qualifying Jurisdictions, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver the Preliminary Prospectus, the Prospectus, the Wrap or any Supplementary Material so as to require registration of those Offered Shares or filing of a prospectus with respect to those Offered Shares under the laws of any jurisdiction, including, without limitation, the United States. Any offer or sales of Offered Shares will also be made in accordance with the terms and conditions of this Agreement, including Schedule "A" hereto, which is incorporated by reference herein. Each Underwriter will cause similar undertakings to be contained in any agreements among the Selling Firms.

(3) Each of the Underwriters covenants, on a several, but not on a joint or a joint and several basis, that it (and any U.S. broker-dealer affiliate of such Underwriter offering Common Shares or Additional Common Shares in accordance with this Agreement) will:

(a) not deliver to any purchaser or prospective purchaser of Offered Shares any document or material except such as have been provided to it by the Company or approved by the Company for delivery to purchasers or prospective purchasers;

(b) not make any representations or warranties on behalf of the Company with respect to the Company or the Offered Shares in connection with the Offering other than as set forth in the documents and material referred to in subsection (a) above, provided that this covenant shall not preclude the Selling Firms or any U.S. broker-dealer affiliate of such Selling Firms from communicating with any purchaser or prospective purchaser of Offered Shares with respect to any information contained in any documents filed by the Company with the Securities Commissions; and

(c) execute and deliver to the Company, subject to the terms and conditions of this Agreement, any certificate required to be executed by the Underwriters

under the Securities Laws in connection with the Offering provided that the Underwriters are satisfied, in their sole discretion, that it is appropriate and responsible to do so.

(4) The Underwriters shall use commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time.

(5) Cormark, on behalf of the Underwriters, will notify the Company, when, in its opinion, the Underwriters have ceased distribution of the Offered Shares and shall, as soon as practicable, provide the Company with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to Securities Commissions.

(6) No Underwriter will be liable under this article with respect to a default by any of the other Underwriters.

Section 7 Material Changes

(1) During the period commencing on the date hereof and ending on the completion of the distribution of the Offered Shares, the Company shall promptly notify the Underwriters, in writing, with full particulars, of:

(a) any change (actual, anticipated, contemplated, proposed by, or threatened (of which it is aware), whether financial or otherwise) in the Condition of the Company;

(b) any change in any matter referred to in a statement contained in the Preliminary Prospectus, the Prospectus, the Wrap or any Supplementary Material;

(c) any fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Prospectus, the Wrap or any Supplementary Material had that fact arisen or been discovered on, or prior to, the date of any of the foregoing documents; and

(d) any other fact, event or circumstance in respect of the Company;

which is, or may be, of such a nature as to render any statement in the Preliminary Prospectus, the Prospectus, the Wrap or any Supplementary Material misleading or untrue in any material respect or which would result in any of such documents containing a misrepresentation or an omission or which would result in any of such documents not complying with any of the Securities Laws or U.S. Securities Laws, as applicable, or which would reasonably be expected to have a significant effect on the market price or value of the Offered Shares or the consummation of the Offering.

(2) The Company shall in good faith discuss with the Underwriters any change, fact, event or circumstance (actual, anticipated, contemplated or threatened) of which it is aware, which is of such a nature that there is reasonable doubt whether notice need be

given to the Underwriters pursuant to Section 7(1) and, in any event, prior to making any filing referred to in Section 7(3).

(3) The Company shall promptly comply with the requirements of all applicable Securities Laws arising as a result of any change, fact, event or circumstance referred to in Section 7(1) or otherwise and shall promptly prepare and file under all applicable Securities Laws, and in any event within any time limit prescribed under applicable Securities Laws, any Supplementary Material as may be required under applicable Securities Laws; provided that the Company shall allow the Underwriters and Underwriters' Counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in respect of any Supplementary Material and the Underwriters shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld or delayed.

(4) The Company shall promptly deliver or cause to be delivered to each of the Underwriters and Underwriters' Counsel a copy of any Supplementary Material, signed as required by applicable Securities Laws by all parties other than the Underwriters, as well as opinions and letters with respect to each such Supplementary Material to the same effect as those referred to in Section 4(1) and dated the date of such Supplementary Material.

Section 8 Representations, Warranties and Covenants of the Company

(1) The Company represents, warrants and covenants to the Underwriters and the Purchasers, and acknowledges that the Underwriters and the Purchasers are relying thereon in connection with the purchase of the Offered Shares, that:

(a) the Company is a valid and subsisting company duly incorporated and in good standing under the laws of the Province of Newfoundland and Labrador, is current and up to date with all material filings required to be made by it, and has all requisite corporate power, capacity and authority to carry on its business as currently conducted and to own, lease and operate its property and assets and, to sell, issue and deliver the Offered Shares and to execute, deliver and perform its obligations hereunder. The Company is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect;

(b) the Company has no subsidiaries;

(c) no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company;

(d) all necessary corporate action has been taken by the Company to duly authorize the issuance, sale and delivery of the Offered Shares on the terms set forth in this Agreement and, upon payment therefor, the Offered Shares will all be validly issued and outstanding as fully paid and non-assessable;

(e) this Agreement has been, and on the Closing Date the Flow-Through Subscription Agreements will be, duly authorized, executed and delivered by the Company and constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, (ii) as limited by the application of equitable principles when equitable remedies are sought, (iii) that rights to indemnity and contribution may be limited under applicable law, and (iv) that provisions that attempt to sever any provision of which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the agreement would be determined only in the discretion of the court;

(f) the execution and delivery of this Agreement and the Flow-Through Subscription Agreements, the performance of the Company's obligations hereunder and thereunder, the issuance, sale and delivery of the Offered Shares do not and will not result in a breach, violation, termination or revocation of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach, violation, termination or revocation of or default under, and do not and will not conflict with:

    (i) any of the terms, conditions or provisions of the articles or by-laws of the Company, or any resolution of their respective directors (or committees of directors) or shareholders;

    (ii) any law applicable to the Company;

    (iii) any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, concession, lease, licence, permit or other document to which it is a party or is subject or by which the Company, or any of its property or assets is bound or, any applicable law or would give rise to the acceleration or maturity of any indebtedness or other material liabilities or obligations under any of the foregoing or which would materially adversely affect the consummation of the Offering; or

    (iv) any Authorization held by the Company or any applicable Law;

(g) there is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a condition to the lawful completion of the transactions contemplated by the Prospectus, except for the filings, notifications and Authorizations required under applicable Securities Laws and the rules and policies of the TSX and any post-Closing Date or post-Option Closing Date notice filings required under U.S. federal and state securities laws;

(h) the authorized share capital of the Company consists of an unlimited number of common shares, of which as of the date hereof, there were 66,287,962 common shares of the Company issued and outstanding and all of such common shares have been validly issued and are outstanding as fully paid and non-assessable;

(i) the currently issued and outstanding common shares of the Company are listed on the TSX;

(j) except as set out in Schedule "B" hereto, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any of the Company's unissued common shares or any other securities of the Company or any other security convertible into or exchangeable for any such common shares or other securities or to require the Company to purchase, redeem or otherwise acquire any of its issued and outstanding common shares;

(k) the Company is, and at the Closing Time will be, an Eligible Issuer and a "reporting issuer", not included in a list of defaulting reporting issuers maintained by the Securities Commissions in each of the Qualifying Jurisdictions and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Commissions, except to the extent that the Offering constitutes a material change;

(l) the Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company other than as set out in the press release of the Nunatsiavut Government dated October 15, 2007;

(m) except as contemplated in connection with the Offering, there are no persons with registration rights or other similar rights to have any securities of the Company registered or qualified for distribution pursuant to any Securities Laws or the laws, rules or regulations of any other country and no person or entity holds any anti-dilution rights with respect to any securities of the Company;

(n) none of the directors or officers of the Company nor any associate or affiliate of the Company had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by the Prospectus or in any proposed transaction which materially affects, is material to or will or may reasonably be expected to materially affect the Company;

(o) the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, and has not directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do so. There is no restriction on or impediment to the declaration or payment of any dividend or other distribution on the shares in the constating documents of the Company or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party;

(p) the Company has not approved, is not contemplating, has not entered into, and has no knowledge of:

(i) the change of control (by sale or transfer of shares or sale of all or substantially all of the assets or otherwise) of the Company;

(ii) a proposed or planned disposition of any securities by any insider or any shareholder who owns, directly or indirectly, 5% or more of the issued and outstanding securities of the Company; or

(iii) any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming such, for the purchase, sale, transfer or other disposition of any material property or assets or any interest therein owned directly or indirectly by the Company;

(q) except as disclosed in the Preliminary Prospectus or the Prospectus, the Company is the absolute legal and beneficial owner of, and has good and marketable title to, or has the right to acquire the interests in, the property, business and assets referred to in the Preliminary Prospectus or the Prospectus, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and any and all agreements pursuant to which the Company holds or will hold any such interest in its property, business or assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and the Company is not in material default of any of the provisions of such agreements, and the Company is not aware of any disputes in respect thereto and each of such properties (including, but not limited to, the Property), business and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which it is situated except, in either case, where it would not result in a Material Adverse Effect, and no other property rights are necessary for the conduct of the business of the Company as now conducted, and there are no restrictions on the ability of the Company to use,

transfer, or otherwise exploit such property rights, and the Company does not know of any claim or basis for a claim that might or could adversely affect its rights to use, transfer or otherwise exploit such property rights and the Company does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the Prospectus;

(r) the Company is conducting its business in compliance with all applicable Laws of each jurisdiction in which its business is carried on that are material to the business of the Company, and all applicable Regulatory Authorities, including, without limitation, all applicable Securities Laws and applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such claims, concessions, licences, leases, permits, consents, registrations and qualifications are valid, subsisting and in good standing and all fees and payments required to have been paid with respect to such property and assets have been fully paid as of the date hereof, except in respect of matters which do not and will not result in any Material Adverse Effect. No notices, correspondence or documents relating to any inquiries, default, revocation, modification or other proceedings relating to such claims, concessions, licences, leases, permits, consents, registrations and qualifications have been received or to the best of the Company's knowledge threatened from or by an authority having jurisdiction over the Company, or any of its property and assets and the Company knows of no facts which would reasonably be expected to be a basis for any of the foregoing;

(s) no order ceasing or suspending trading in the securities of the Company, preventing or suspending use of the Prospectus or the Wrap, or the distribution of the Offered Shares has been issued to the Company or its directors or officers and, no investigations or proceedings for such purposes are pending or threatened;

(t) the Company is not in breach of, conflict with, or default under, and no event or omission has occurred which after notice or lapse of time or both, would constitute a breach of, conflict with, or default under, or would result in the acceleration or maturity of any indebtedness or other liabilities or obligations under any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, licence or other document to which it is a party or is subject or by which it is bound or to which any of the property or assets of the Company is subject;

(u) other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any debt instrument, mortgage, note, indenture, contract, instrument, lease agreement (written or unwritten);

(v) the net proceeds of the Offering will be used as described in the Prospectus;

(w) the attributes of the Offered Shares will conform in all material respects with the description thereof to be described in the Prospectus;

(x) there is no action, suit, grievance, arbitration, alternative dispute resolution process, inquiry or proceeding at law or in equity now pending or threatened against or affecting the Company, or any of its properties or assets (collectively, "**Proceedings**") that is required to be disclosed in the Prospectus or that could have a Material Adverse Effect on the Condition of the Company or the consummation of the transactions contemplated in this Agreement and the aggregate of all pending Proceedings, including routine litigation, would not reasonably be expected to have a Material Adverse Effect on the Condition of the Company if determined unfavourably;

(y) except as would not individually or in the aggregate reasonably be expected to have a material change on the condition of the Company, (i) the Company is not in violation of any applicable Law relating to pollution or occupational health and safety, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**"), (ii) the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) to the knowledge of the Company, there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company and (iv) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or any Environmental Laws;

(z) to the knowledge of the Company, the Company is not the subject of any material international, foreign, federal, provincial, municipal or private action, suit, litigation, grievance, arbitration proceeding, governmental proceeding, investigation or claim involving a demand for damages or other potential liability with respect to violations of Environmental Laws;

(aa) the audited financial statements of the Company for the period ended December 31, 2006 and the related notes thereto and the unaudited financial statements of the Company for the six month period ended June 30, 2007 and

the related notes thereto, incorporated by reference in the Preliminary Prospectus and the and the unaudited financial statements of the Company for the nine month period ended September 30, 2007 and the related notes thereto, incorporated by reference in the Prospectus present fairly, in all material respects, the balance sheet, statement of operations and deficit, and statement of cash flow of the Company as at the dates and for the periods indicated and contain no misrepresentation. Such financial statements have been prepared in conformity with Canadian generally accepted accounting principles on a basis consistent throughout the periods indicated and are in accordance with the books and records of the Company;

(bb) there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Condition of the Company or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Shares;

(cc) the Company does not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the financial statements and related notes thereto included in the Prospectus, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect.

(dd) the Company does not have any contingent liabilities, in excess of the liabilities that are either reflected or reserved against in the Company's most recent financial statements, which would reasonably be expected to have a Material Adverse Effect on the Condition of the Company;

(ee) the Company maintains a system of internal controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; (v) material information relating to the Company is made known to those within the Company responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws; and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Company's ability to disclose to the public information required to be disclosed by it in accordance with

applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company's internal controls have been disclosed to the audit committee of the Company's board of directors;

(ff) the Company's auditor, PWC, is an independent public accountant as required under the Securities Laws, is registered with the Canadian Public Accountability Board and there has not been any reportable event (within the meaning of National Instrument 51-102 "Continuous Disclosure Obligations" among the Securities Commissions) with PWC, in its capacity as auditor for the Company;

(gg) there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company;

(hh) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable by the Company have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company or result in an adverse material change to the Company. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company or result in an adverse material change to the Company. To the best of the Company's knowledge, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or result in an adverse material change to the Company;

(ii) the Company has satisfied all obligations under, and there are no outstanding defaults or violations with respect to, and no taxes, penalties, or fees are owing or exigible under or in respect of, any employee benefit, incentive, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, arrangements or practices relating to the current or former employees, officers or directors of the Company maintained, sponsored or funded by them, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered and all contributions or premiums required to be paid thereunder have been made in a timely fashion and any such plan or

arrangement which is a funded plan or arrangement is fully funded on an ongoing and termination basis, except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Condition of the Company;

(jj) no labour dispute with the employees of the Company, exists or, is imminent. The Company is not a party to any collective bargaining agreement and no action has been taken or is contemplated to organize any employees of the Company;

(kk) the Company does not maintain or contribute to and is not obligated to maintain or contribute to any defined benefit pension plan;

(ll) in respect of the CMB Uranium Property located in the Province of Newfoundland and Labrador (as defined in the Prospectus) (the "**Property**"):

(i) the Property has been validly located, staked, claimed and recorded in accordance with mining laws applicable in the Province of Newfoundland and Labrador, and all other applicable legislation and regulations. There are no unstaked portions of open ground within the Property. The Property and the Company's interest in the Property are properly and accurately described in the Prospectus;

(ii) the Property and all concessions, licences and claims are in good standing and are valid and enforceable, under the laws of the Province of Newfoundland and Labrador and all other applicable legislation and regulations;

(iii) except as disclosed in the Preliminary Prospectus or the Prospectus, the Property, and the Company's interest in the Property, is free and clear of all liens or charges related to the mineral interest of the Property;

(iv) except as disclosed in the Preliminary Prospectus or the Prospectus, the Company is the sole recorded and beneficial owner of the Property;

(v) except as disclosed in the Preliminary Prospectus or the Prospectus, no third parties hold interests in the Property, including without limitation, any rights of first refusal or back-in rights;

(vi) except as disclosed in the Preliminary Prospectus or the Prospectus, there are no outstanding agreements or options to acquire or purchase the Property or any part thereof or interest therein, and no individual, corporation or other entity has any royalty or other interest whatsoever in production or profits from the Property or any part thereof;

(vii) all exploration permits, leases, subleases, concessions, license and mining claim payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges, owing in respect of the Property, or any part of the Property, have been paid in full up to the date of this Agreement;

(viii) as except as set out in the letter from Brian Dunn, LL.B., dated October 19, 2005, addressed to Altius Minerals Corporation and Fronteer Development Group Inc. re: Edward Leslie Michelin;, there is no adverse claim against, or challenge to, the ownership of, or title to, the Property or the Company's interest in the Property;

(ix) the Company has conducted all activities on or in respect of the Property in material compliance and the Property itself materially complies with all applicable statutes, regulations, by-laws, laws and orders and judgments and all directives, rules, consents, permits, orders, guidelines, approvals and policies of all applicable Governmental Authorities; and

(x) the Company has not received any notice with respect to any material environmental claims in respect of the Property;

(mm) the information included or incorporated by reference in the Prospectus relating to the estimates by the Company of the measured, indicated and inferred mineral resources has been reviewed and verified by independent consulting geologists and, in all cases, the measured, indicated and inferred mineral resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and the methods of estimating the measured, indicated and inferred mineral resources have been verified by the information upon which the estimates of resources were based, was, to the knowledge of the Company, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof;

(nn) the Company maintains, or will maintain, insurance policies with reputable insurers against risks of loss of or damage to its properties, assets and business of such types as are customary in the case of entities engaged in the same or similar businesses and the Company is not in default with respect to any provisions of such policies and has not failed to give any notice or to present any claim under any such policy in a due and timely fashion;

(oo) all of the material contracts and agreements of the Company not made in the ordinary course of business (collectively the "**Material Contracts**") have been disclosed in the Prospectus. The Company has not received notification from any party that it is in breach or default under any Material Contract;

(pp) except for any matter that would not reasonably be expected to have a Material Adverse Effect on the Condition of the Company, the conduct of the business of the Company and the use of its intellectual property does not infringe, and the Company has not received any notice, complaint, threat or claim alleging infringement of, any patent, trade mark, trade name, copyright, industrial design, trade secret or proprietary right of any other person, and the conduct of the business of the Company does not include any activity which may constitute passing off;

(qq) except as disclosed or incorporated by reference in the Preliminary Prospectus or the Prospectus, since December 31, 2006:

(i) there has not been any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Condition of the Company;

(ii) there has not been any material change in the share capital or long-term or short-term debt of the Company; and

(iii) there has been no transaction out of the ordinary course of business that is material to the Company;

(rr) the minute books and corporate records of the Company made available to the Underwriters' Counsel are the original minute books and records of the Company and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records;

(ss) all filings and fees required to be made and paid by the Company pursuant to Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Company's Public Disclosure Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change report with any Securities Commission that is still maintained on a confidential basis;

(tt) all documents and information delivered by the Company to the Underwriters and their counsel as a part of their due diligence in connection with the Offering were complete and accurate in all material respects;

(uu) other than the Underwriters and the Selling Firms, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage, finder's fee or agent's commission or other similar payments in connection with the sale of the Offered Shares and in the event that any

Person, acting or purporting to act for the Company establishes a claim for any fee from the Underwriters (otherwise than as a result of any actions of the Underwriters), the Company covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(vv) Pacific Corporate Trust Company at it offices in Vancouver, British Columbia, has been duly appointed as the registrar and transfer agent of the Company with respect to its common shares;

(ww) the Company will use its best efforts to obtain the conditional approval of the TSX for listing the Offered Shares, subject to the satisfaction by the Company of the Standard Listing Conditions. The Company shall fulfill the Standard Listing Conditions within the time period prescribed by the TSX;

(xx) the form and terms of the certificate for the Offered Shares have been approved and adopted by the board of directors of the Company and do not conflict with any applicable laws or the rules of the TSX;

(yy) the Company shall make all necessary filings, obtain all necessary regulatory consents and approvals and will pay all filing fees required in connection with the transactions contemplated in this Agreement; the Company will use its best efforts to obtain the necessary regulatory consents from the TSX to the sale of the Offered Shares hereunder on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(zz) the Company will use its best efforts to arrange for the listing on the TSX of the Offered Shares effective as of the Closing Date;

(aaa) the Company will use its best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws of each of Qualifying Jurisdictions until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of common shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the common shares have approved the transaction;

(bbb) except as a result of any agreement, arrangement, undertaking, obligation or understanding to which the Company is not a party and of which the Company has no knowledge, upon issue, the Flow-Through Common Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and will not be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act;

(ccc) the Company is a "principal-business corporation" as defined in subsection 66(15) of the Tax Act and will continue to be a "principal-business corporation" until such time as all of the Resource Expenses required to be

renounced under the Flow-Through Subscription Agreements in respect of the Flow-Through Common Shares have been incurred and validly renounced pursuant to the Tax Act;

(ddd) the Company has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Purchasers of Flow-Through Common Shares effective on or before December 31, 2007, Resource Expenses in an amount equal to the Flow-Through Amount and the Company has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(eee) the Company has not entered into any agreements or made any covenants to any parties that would restrict the Company from entering into the Flow-Through Subscription Agreements in respect of the Flow-Through Common Shares and agreeing to incur and renounce Resource Expenses in accordance with this Agreement and the Flow-Through Subscription Agreements nor that would require the prior renunciation to any other person of Resource Expenses prior to the renunciation of the Flow-Through Amount in favour of the Purchasers of Flow-Through Common Shares and the Company has no outstanding obligations to incur and renounce Resource Expenses to any other persons other than pursuant to the Flow-Through Subscription Agreements in respect of the Flow-Through Common Shares;

(fff) the Company shall incur Resource Expenses in an amount equal to Flow-Through Amount on or before the Termination Date in accordance with the Flow-Through Subscription Agreements in respect of the Flow-Through Common Shares and renounce to each Purchaser of Flow-Through Common Shares, with an effective date no later than December 31, 2007, pursuant to subsection 66(12.6) of the Tax Act, and, in respect of Resource Expenses incurred by the Company in 2008, pursuant to subsection 66(12.66) of the Tax Act, Resource Expenses in an amount equal to each Purchaser's Flow-Through Amount;

(ggg) the Company shall deliver to the Purchasers of Flow-Through Common Shares, within the time period prescribed by the Tax Act, the relevant Prescribed Forms, fully completed and executed, renouncing to the Purchasers Resource Expenses in an amount equal to the Flow-Through Amount with an effective date of no later than December 31, 2007, such delivery constituting the authorization of the Company to the Purchasers of Flow-Through Common Shares to file such Prescribed Forms with the relevant taxation authorities;

(hhh) the Company shall ensure that the Resource Expenses to be renounced by the Company to the Purchasers of Flow-Through Common Shares:

(i) will constitute CEE on the effective date of the renunciation;

(ii) will not include expenses that are "Canadian exploration and development overhead expenses" (as defined in the regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Company or amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

(iii) will not include any amount that has previously been renounced by the Company to the Purchasers or to any other Person;

(iv) would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Purchasers of Flow-Through Common Shares;

(v) will not be subject to any reduction under subsection 66(12.73) of the Tax Act;

(iii) the Company shall not reduce the amount renounced to the Purchasers of Flow-Through Common Shares pursuant to subsection 66(12.6) of the Tax Act;

(jjj) the Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Resource Expenses to the Purchasers of Flow-Through Common Shares in an amount equal to the Flow-Through Amount;

(kkk) if the Company receives, or becomes entitled to receive, any government assistance which is described in paragraph (a) of the definition of "excluded obligation" in subsection 6202.1(5) of the regulations made under the Tax Act and the receipt of or entitlement to receive such government assistance has or will have the effect of reducing the amount of CEE validly renounced to the Purchasers of Flow-Through Common Shares under the Subscription Agreements in respect of Flow-Through Common Shares to less than the Flow-Through Amount, the Company shall incur additional CEE so that it may renounce Resource Expenses in an amount not less than the Flow-Through Amount to the Purchasers;

(lll) the Company shall use the Flow-Through Amount for exploration and development activities on the Company's properties in Canada that qualify as Resource Expenses;

(mmm) if the Company does not incur and renounce to the Purchasers, effective on or before December 31, 2007, Resource Expenses equal to the Flow-through Amount, and provided a particular Purchaser is not in breach of any of its representations under the Flow-Through Subscription Agreement which would prevent the renunciation of such expenses, the Company shall

indemnify and hold harmless a Purchaser and each of the partners thereof if the Purchaser is a partnership or a limited partnership (for the purposes of this paragraph each an "Indemnified Person") as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth Business Day following the Termination Date, an amount equal to the amount of any tax payable (within the meaning of subparagraph 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that CRA reduces the amount renounced by the Company to the Purchaser pursuant to subsection 66(12.73) of the Tax Act, the Company shall indemnify and hold harmless each Indemnified Person as to, and pay to the Indemnified Person, an amount equal to the amount of any tax payable (within the meaning of subparagraph 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction, provided that nothing in this paragraph shall derogate from any rights or remedies the Purchasers may have at common law with respect to liabilities other than those payable under the Tax Act and any corresponding provincial legislation. For certainty, the foregoing indemnity shall have no force and effect and the Purchasers shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights of action would otherwise result in the Flow-Through Shares being "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act. In addition, the foregoing indemnity shall not apply to any loss sustained by the Purchaser by reason of the holding, ownership or disposition of the Flow-Through Common Shares or to any failure of the Purchaser to derive earnings or make a profit from any of the Flow-Through Common Shares or to receive a benefit by any means whatever that may reasonably be considered to be a repayment or return of all or part of the consideration for which any Flow-Through Common Share was issued;

(nnn) the Company shall file with the CRA the form prescribed by subsection 66(12.68) of the Tax Act, together with a copy of the Flow-Through Subscription Agreements, within the time period prescribed by the Tax Act;

(ooo) other than as contemplated by the Offering and this Agreement, the Company will not, for a period of 90 days from the Closing Date, issue or sell or agree to issue or sell (or announce any intention to do so) any equity or voting shares of the Company or securities convertible or exchangeable into such shares, other than in connection with (i) the grant or exercise of stock options and other similar issuances pursuant to existing share incentive plans of the Company (including as described in Schedule "B" hereto); (ii) outstanding warrants (including as described in Schedule "B" hereto); and (iii) obligations in respect of existing agreements (including as described in Schedule "B" hereto), without the prior written consent of the Lead Underwriters, on behalf of the Underwriters; and

(ppp) the Company shall keep proper books, records and accounts of all Resource Expenses and all transactions affecting the amount of Resource Expenses to be renounced to the Purchasers, and upon reasonable notice, to make such books, records and accounts available for inspection and audit by or on behalf of the Purchasers.

Section 9 Closing

(1) The closing of the purchase and sale of the Offered Shares shall occur at the Closing Time at the offices of the Company's counsel or at such other place as the Company and the Underwriters may agree to in writing.

(2) At the Closing Time the Company, shall deliver to Cormark, on behalf of the Underwriters:

(a) for the respective accounts of the Underwriters, the Offered Shares, through the facilities of CDS registered in the name of Cormark Securities Inc., and physical share certificates for all Common Shares or Additional Common Shares, if any, sold to U.S. purchasers, against payment by the Underwriters to the Company of the purchase price therefor by wire or electronic transfer (less the Underwriters' Fees and expenses, as set out in the fourth paragraph of this Agreement and at Section 14, which may be deducted from the gross proceeds of the Offering of the Common Shares) and delivery of any documentation required to be provided by the Underwriters hereunder; and

(b) such further documentation as may be contemplated herein.

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the *Excise Tax Act* (Canada) and taxable supplies will be incidental to the exempt financial services provided.

Section 10 Conditions Precedent

(1) The following are conditions precedent to the obligations of the Underwriters hereunder (including but not limited to the obligations to purchase the Offered Shares), which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Company is a company incorporated and existing under the laws of its jurisdiction of incorporation, is current and up-to-date with all material filings required to be made by it in its jurisdiction of incorporation, has the corporate power, capacity and authority to carry on its business as currently conducted by it and to own, lease and operate its property (including but not limited to the Property, as the case may be) and assets, and has the corporate power, capacity and authority to, sell, issue and deliver the Offered Shares, and to execute, deliver and perform its obligations under this Agreement;

(b) the Company shall have delivered to the Underwriters a certificate dated the Closing Date, signed (without personal liability) by the Chief Executive

Officer and Chief Financial Officer of the Company in their capacity as officers of the Company and not in their personal capacity, certifying that:

(i) the Company has complied in all material respects with all covenants and satisfied in all material respects all terms and conditions of this Agreement to be complied with or satisfied by it at or prior to the Closing Time except to the extent that the same have been waived by the Underwriters in writing pursuant hereto;

(ii) the representations and warranties of the Company contained herein any in any certificates of the Company delivered pursuant to or in connection with this Agreement, are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time and, other than with respect to the Company's share capital, as a result of the issuance by the Company of common shares upon the exercise of convertible securities;

(iii) no order, ruling or determination having the effect of ceasing or suspending the sale of or trading in the Offered Shares in any of the Qualifying Jurisdictions has been issued and is continuing in effect and no proceedings for such purpose have been commenced, are pending or, to the knowledge of the person or persons signing such certificate, contemplated or threatened; and

(iv) to the knowledge of such officers, there has been no material adverse change (actual, anticipated, contemplated or threatened (of which they are aware), whether financial or otherwise) to such date in the Condition of the Company from that disclosed in the Prospectus, the Wrap or any Supplementary Material;

(c) the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters and Underwriters' Counsel, with respect to the articles and by-laws of the Company, all resolutions of the board of directors of the Company and other corporate action relating to this Agreement and to the authorization, issue and sale of the Offered Shares and the other agreements and transactions contemplated by this Agreement, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(d) the Company shall have provided to the Underwriters, a Certificate of Status for the Company, dated within 2 days of the Closing Date;

(e) the Company shall have provided to the Underwriters evidence that the Offered Shares have been conditionally accepted for listing by the TSX, subject only to satisfaction of the Standard Listing Conditions;

(f) the Company shall have provided to the Underwriters evidence as to the appointment of the Transfer Agent as the registrar and transfer agent for the common shares of the Company;

(g) the Company has delivered to the Underwriters a certificate of the Transfer Agent, certifying the number of common shares of the Company issued and outstanding, on a non-diluted basis, on the date prior to the Closing Date;

(h) this Agreement shall not have been terminated in accordance with any termination right of the Underwriters;

(i) the Underwriters and the Company shall have received a letter from PWC updating the letter referred to in Section 4(1)(c) prior to the Closing Time, provided that such letter shall be based on a review by PWC having a cut-off date not more than two business days prior to the Closing Date;

(j) the Underwriters shall have received at the Time of Closing favourable legal opinions dated the Closing Date from legal counsel for the Company, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following:

 (i) the incorporation and the existence of the Company under the laws of its jurisdiction of incorporation and that it is current and up-to-date with all material filings required to be made by it under such jurisdiction;

 (ii) the authorized and issued share capital of the Company;

 (iii) the attributes of the Offered Shares being consistent in all material respects with the description thereof in the Prospectus;

 (iv) the Company having all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as now conducted by it and to own, lease and operate its properties and assets in all jurisdictions in which such business is now conducted;

 (v) qualified to carry on business and own or lease and operate its properties and assets under the laws of its jurisdiction of incorporation, amalgamation or organization;

 (vi) all necessary corporate action has been taken by the Company to authorize:

  (A) the execution and delivery of each of this Agreement, the Flow-Through Subscription Agreement, the Preliminary Prospectus, the Prospectus, the Wrap and any Supplementary Materials, and the filing of such documents under the Securities Laws; and

(B) the allotment, issuance and sale of the Common Shares and Flow-Through Shares, the grant of the Option and the issuance and sale of the Additional Common Shares, provided that the Company shall have received payment of the required consideration therefor;

(vii) the corporate power and capacity of the Company to enter into and perform all of its obligations under, and the authorization, execution and delivery of, this Agreement and the Flow-Through Subscription Agreements and the enforceability of this Agreement and the Flow-Through Subscription Agreements, except (i) as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, (ii) as limited by the application of equitable principles when equitable remedies are sought, (iii) that rights to indemnity and contribution may be limited under applicable law, and (iv) that provisions that attempt to sever any provision of which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the agreement would be determined only in the discretion of the court;

(viii) the Offered Shares have been duly and validly authorized, issued and are outstanding as fully paid and non-assessable common shares of the Company;

(ix) no consent, approval, authorization, order, registration or qualification of, or filing, registration or recording with, any court, regulatory body or government agency or body under the laws of the Qualifying Jurisdictions and the laws of Canada is required for the consummation by the Company of the transactions contemplated by this Agreement or the Flow-Through Subscription Agreements, except for those which are disclosed in the Prospectus or may be required under the Securities Laws or the rules of the TSX and have been obtained on or prior to the Closing Time;

(x) the execution and delivery of this Agreement and the Flow-Through Subscription Agreements and the performance of the Company's obligations hereunder and thereunder, and the issuance, sale and delivery of the Offered Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the terms, conditions or provisions of the articles or by-laws of the Company, or any resolution of its directors (or committees of directors) or shareholders;

(B) any Laws applicable to the Company; or

(C) to counsel's knowledge, any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, licence or other document to which the Company is a party or is subject or by which the Company or any of its assets is bound or, any applicable law or would give rise to the acceleration or maturity of any indebtedness or other material liabilities or obligations under any of the foregoing or which would materially adversely affect the consummation of the Offering;

(xi) all necessary documents have been filed, all necessary proceedings have been taken and all necessary legal requirements have been fulfilled by or under the laws of the Qualifying Jurisdictions by the Company to qualify the Offered Shares for distribution in each of such Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of such Qualifying Jurisdictions who have complied with the relevant provisions of such laws;

(xii) based on letters received from the TSX, the Offered Shares have been conditionally approved for listing on the TSX, subject only to compliance with the Standard Listing Conditions;

(xiii) the form of the certificates representing the Offered Shares of the Company being approved by the directors of the Company and is in compliance with all applicable Laws;

(xiv) the Transfer Agent has been duly appointed as the registrar and transfer agent of the Company with respect to its Offered Shares;

(xv) subject to the usual qualifications, that except as disclosed in the Prospectus, to such counsel's knowledge, there is no action, suit, proceeding or inquiry before any court, governmental agency or body, to which the Company is a party or to which its property is subject which in any way would materially and adversely affect the Condition of the Company;

(xvi) the Flow-Through Common Shares are "flow-through shares" as defined in subsection 66(15) of the Tax Act and do not constitute, on the date hereof "prescribed shares" for the purposes of the definition of "flow-through share" in subsection 66(15) of the Tax Act; and

(xvii) such other matters as the Underwriters may reasonably request no less than 24 hours prior to the Time of Closing.

To the extent the foregoing opinions are expressed as being limited to counsel's knowledge, such opinions may be based upon actual knowledge (and without independent inquiry) of the lawyers who have been actively involved in the preparation of the Prospectus and/or

closing documents herein and any lawyer who, as to information relevant to a particular opinion issue or confirmation regarding a particular factual matter, is primarily responsible for providing the response concerning that particular opinion issue or confirmation;

(k) the Underwriters shall have received at the Time of Closing a favourable title opinion or opinions from counsel to the Company addressed to the Underwriters, the Underwriters' Counsel and each of the Purchasers, acceptable to Underwriters' Counsel in form and substance, acting reasonably, with respect to the title, ownership, registration and standing of the concessions and mineral rights comprising the Company's properties;

(l) the Underwriters shall have received at the Closing Time from United States counsel to the Company, a favourable legal opinion, in form and substance reasonably satisfactory to the Underwriters and Underwriters' Counsel, that the offer and sale of the Common Shares and Additional Common Shares, if any, is not required to be registered under the 1933 Act if made in accordance with this Agreement, including the Schedules attached hereto, the Prospectus and the Wrap; and

(m) each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Time, to the satisfaction of each of the Underwriters, as if made at and as of such Closing Time and the Company shall have fulfilled each of its covenants and obligations contained in this Agreement to the satisfaction of each of the Underwriters.

(2) The documents referred to in this Section 10 shall be in form and substance satisfactory to the Underwriters and Underwriter's Counsel, acting reasonably. Counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of the Company, transfer agent, auditors and public officials, and the opinions of counsel may be subject to usual qualifications as to enforceability.

Section 11 Termination of Purchase Obligation

(1) Without limiting any of the foregoing provisions of this Agreement, and in addition to any other remedies which may be available to them, the Underwriters or any of them shall be entitled, at their option, to terminate and cancel without any liability on their part, their obligations on their own behalf and on behalf of the Purchasers under this Agreement to purchase the Offered Shares by giving written notice to the Company at any time prior to the Closing Time if:

(a) *material change* - there shall be any material change in the affairs of the Company, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, Prospectus, Wrap or any Supplementary Material or there should occur a change in a material

fact contained in the Preliminary Prospectus, Prospectus, Wrap or any Supplementary Material, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Offered Shares or any other securities of the Company;

(b) *disaster out* - (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority (other than any inquiry, action, suit, investigation or other proceeding based solely on the activities of the Underwriters) or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the issuance or trading of the Offered Shares or any other securities of the Company or materially and adversely affects or will materially and adversely affect the market price or value of the Offered Shares or any other securities of the Company; or (ii) if there should develop, occur or come into effect or existence any event, action, state (including terrorism), condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriters seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or

(c) *breach* - the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement becomes or is false.

(2) Termination pursuant to Section 11(1) shall be effected by giving written notice to the Company at any time prior to the Closing Time. In the event of a termination by any of the Underwriters pursuant to Section 11(1), there shall be no further liability on the part of the Underwriters to the Company except in respect of the payment of expenses in accordance with Section 14 and any liability of the Company to the Underwriters which may have arisen or may thereafter arise under Section 13.

(3) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to all other remedies as they may have in respect of any default, act or failure to act of any of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 11 will not be binding upon the other Underwriters.

Section 12 Conditions

(1) All terms and conditions of this Agreement shall be construed as conditions, and any breach of or failure to comply in any material respect with any of such terms or

conditions which are for the benefit of the Underwriters shall entitle the Underwriters (or any of them) to terminate their obligations to purchase the Offered Shares by giving notice in writing to that effect to the Company or prior to the Closing Time.

(2) The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of the Underwriters.

Section 13 Indemnification

(1) The Company hereby covenants and agrees to indemnify and save each of the Underwriters, their respective affiliate U.S. broker-dealers and their respective directors, officers, employees and agents (each being hereinafter referred to as an "**Indemnified Party**"), harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, suits, proceedings, damages or liabilities of whatsoever nature or kind, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against any Indemnified Party, to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, actions, suits or proceedings arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriters and/or any Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, including without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) any misrepresentation (as defined in the *Securities Act* (Ontario)) or alleged misrepresentation (except as may be contained in any information or statement relating solely to the Underwriters) contained herein or in the Preliminary Prospectus, Prospectus, Wrap or any Supplementary Material or the documents incorporated by reference in the Preliminary Prospectus, Prospectus, Wrap or any Supplementary Material pursuant to the Offering;

(b) any information or statement (except any information or statement relating solely to the Underwriters) contained in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(c) any omission or alleged omission to state in any certificate or document of the Company delivered under this Agreement or any fact (except facts relating solely to the Underwriters), or in the Preliminary Prospectus, Prospectus, Wrap or any Supplementary Material, required to be stated in such document

or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(d) the non-compliance or alleged non-compliance by the Company with any requirements of the Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriters).

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i) the Underwriters or an Indemnified Party has been grossly negligent or has committed any fraudulent or illegal act in the course of the performance of professional services rendered to the Company by the Underwriters and/or the Indemnified Party or otherwise in connection with the matters referred to in this Agreement; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, illegality or fraud referred to in (i).

The Company agrees that in case any legal proceeding shall be brought against the Company and/or any Indemnified Party by any governmental commission or regulatory authority, or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Underwriters under this Agreement, the Underwriters shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by it in connection therewith) and out-of-pocket expenses incurred by it in connection therewith shall, subject to the right of indemnity, be paid by the Company as they occur.

(2) If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 13(1) or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing and throughout the course of any proceeding shall provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed; but the omission to notify the Company will not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to Section 13(1) except to the extent the Company is materially prejudiced by such failure to notify. The Company shall be entitled but not obligated to participate in or assume the

defence thereof; provided, however, that the defence shall be through experienced and competent legal counsel. Upon the Company notifying the Indemnified Party in writing of its election to assume the defense and retaining counsel, the Company shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed. Notwithstanding the above, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a) the employment thereof has been specifically authorized in writing by the Company;

(b) the Indemnified Party has been advised by counsel retained by the Company or the Underwriters that representation of the Company and the Indemnified Party by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf); or

(c) the Company has failed within a reasonable time after receipt of such written notice to assume the defence of such action or claim;

provided that the Company shall not be required to assume the fees and expenses of more than one counsel to all of the Indemnified Parties. Neither the Company nor any Indemnified Party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(3) The rights of indemnity contained in Section 13(1) shall not accrue to the benefit of any Indemnified Party if: (i) the Underwriters were provided with a copy of any Supplementary Material which corrects any misrepresentation which is the basis of a claim by a party against such Indemnified Party and which is required under the Securities Laws in the Qualifying Jurisdictions to be delivered to such party; and (ii) the person asserting the claim was not provided with a copy of such amendment or supplement.

(4) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of Section 13(1) in trust for and on behalf of such Indemnified Party.

(5) In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason is unavailable or insufficient to hold an Indemnified Party harmless (other than as a result of the occurrence of the events itemized in items (1)(d)(i) and (ii) above), the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above in such proportion as is appropriate to reflect not only the percentage that the portion of the Underwriters' Fee payable by the Company to the Underwriters bears to the gross proceeds realized from the sale of the Offered Shares but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations; provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriters' Fee actually received by them and the Company shall be responsible for the balance. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriters' Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation or material non-compliance with the provisions of this Agreement or non-compliance with applicable laws shall not be entitled to contribution from the other party.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to

contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

(6) The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in Section 13(2) hereof, *mutatis mutandis*.

(7) The Company hereby waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Preliminary Prospectus, Prospectus, Wrap or any Supplementary Material or the Company's Public Disclosure Documents, other than a misrepresentation included in reliance upon information furnished to the Company by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters.

Section 14 Expenses

Whether or not the transactions contemplated by this Agreement are completed, all expenses of or incidental to the creation, issue and offering of the Offered Shares shall be borne by the Company including, without limitation, expenses payable in connection with the qualification of the Offered Shares for distribution in the Qualifying Jurisdictions, the fees and expenses of counsel for the Company, the fees and expenses of the auditors for the Company, the fees, taxes and disbursements for road show consultants, printers and other consultants and service providers retained by the Company, stock exchange listing fees, and all costs incurred in connection with the preparation, translation, printing and delivery of the Preliminary Prospectus, the Prospectus, the Wrap and any Supplementary Material. The Company shall reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by the Underwriters in connection with their engagement hereunder, including but not limited to the Underwriters' out-of-pocket expenses for any advertising, printing, courier, telecommunications, data search, travel, entertainment and other expenses, together with all applicable taxes, incurred by the Underwriters in connection hereunder, including the fees, taxes and disbursements of Underwriters' Counsel (to a maximum of $85,000 for the fees of Underwriters' Counsel excluding taxes and disbursements).

Section 15 Several Obligations

(1) The Underwriters' obligations to purchase the Offered Shares at the Closing Time shall be several, and not joint nor joint and several, and the Underwriters' respective obligations in this respect shall be limited to the following percentages of the aggregate amount of Offered Shares to be purchased at the Closing Time:

Cormark Securities Inc.	35%
RBC Dominion Securities Inc..	35%
National Bank Financial Inc.	20%
Blackmont Capital Inc.	5%
Dundee Securities Corporation	5%

(2) If an Underwriter (a "**Refusing Underwriter**") does not complete the purchase and sale of the Offered Shares that the Underwriter has agreed to purchase under this Agreement, other than in accordance with Section 11(1) or Section 12(1) (the "**Defaulted Shares**"), the Lead Underwriters may delay the Closing Date for not more than five (5) days. In that event, the remaining Underwriters (the "**Continuing Underwriters**") will be entitled, at their option, to purchase all but not less than all of the Defaulted Shares pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made:

(a) the Continuing Underwriters will not be obliged to purchase any of the Offered Shares;

(b) the Company will not be obliged to sell less than all of the Offered Shares;

(c) the Company will be entitled to terminate its obligations under this Agreement and there will be no further liability hereunder on the part of the Company or the Continuing Underwriters, as applicable, except pursuant to the provisions of Section 13 and Section 14 of this Agreement; and

(d) any liability of the Refusing Underwriter under this Agreement will remain.

Section 16 Advertisements

The Company agrees, if requested by the Underwriters, and subject to applicable requirements under U.S. Securities Laws, to include a reference to the Underwriters and their role in any press release or other public communication issued by the Company with respect to the Offering. In any event, any press release issued by the Company after the execution of this Agreement until the earlier of closing of the Offering and termination of this Agreement that mentions the Underwriters, shall be issued only after consultation with the Underwriters and in compliance with applicable laws, including U.S. Securities Laws. If the Offering is successfully completed, and provided the Underwriters are not in breach of any material provision hereof, the Underwriters will be permitted to publish, at their own expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as the Underwriters consider appropriate, subject to the prior approval of the Company, which will not be unreasonably withheld. The Company agrees that following the Closing, the Lead Underwriters may place "tombstone" and other advertisements relating to its role in connection with the Offering.

Section 17 Actions by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the steps contemplated by Section 11 and Section 15 may be taken by Cormark on its own behalf and on behalf of the Underwriters, and each of the Underwriters authorizes the Company to deal solely with, and to accept notification from, Cormark with respect to any such steps on behalf of the Underwriters. Cormark shall use its commercially reasonable efforts to consult with the Underwriters prior to taking any action on their behalf, and shall in any event advise the Underwriters of steps taken on their behalf.

Section 18 Market Stabilization

In connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Section 19 Notices

(1) Any notice or other communication to be given hereunder shall be addressed to:

in the case of notice to the Company:

Aurora Energy Resources Inc.
c/o Fronteer Development Group Inc.
Suite 1650
1055 West Hastings Street
Vancouver, B.C. V6E 3X1

Attention: Mark O'Dea
Fax No.: (604) 632-4678

with, in each case, a copy to:

Cassels Brock and Blackwell LLP
40 King Street West
2100 Scotia Plaza
Toronto, Ontario
M5H 3C2

Attention: Jay Goldman
Fax No.: (416) 644-9337

in the case of notice to the Underwriters, to Cormark on behalf of the Underwriters:

Cormark Securities Inc.
Royal Bank Plaza
South Tower, Suite 2750
P.O. Box 63
Toronto, ON M5J 2J2

Attention: Darren J. Wallace, Director, Investment Banking
Fax No.: (416) 943-6496

with a copy to the Underwriters' Counsel:

Heenan Blaikie LLP
200 Bay Street, Suite 2600

Toronto, Ontario
M5J 2J4

Attention: Kevin Rooney
Fax No.: 1-866-285-9470

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by telecopy, and shall be deemed to be given at the time telecopied (provided complete transmission is confirmed) or delivered, if telecopied or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

Section 20 Miscellaneous

(1) The division of this Agreement into articles, sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsection, paragraphs and other subdivisions are to the sections, subsections, paragraphs and other subdivisions of this Agreement.

(2) The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Shares for a period of three years after the Closing Date.

(3) This Agreement and the other documents referred to herein constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersede all prior agreements between the parties with respect to their respective rights and obligations in respect of this offering. The parties hereto acknowledge that, notwithstanding the previous sentence, the provisions identified in the engagement letter dated October 25, 2007 between the Company and Cormark (the "**Engagement Letter**") as provisions to survive the termination of the Engagement Letter shall continue to continue to survive and remain in full force and effect.

(4) This Agreement and the other documents referred to herein constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersede all prior agreements between the parties with respect to their respective rights and obligations in respect of this offering.

(5) Time shall be of the essence of this Agreement.

(6) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

(7) Any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulation.

(8) Words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa.

(9) Except as otherwise indicated, all amounts expressed herein in terms of money refer to the lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(10) This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns provided that no party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other.

(11) Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

(12) This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The party sending the facsimile transmission will forthwith thereafter deliver the original signed counterpart to the other party, however, failure to so deliver the original signed counterpart shall not invalidate this Agreement.

(13) Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

[Remainder of Page Intentionally Left Blank]

If the foregoing is acceptable to you, please signify your acceptance by executing and returning the enclosed copy of this letter. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Company of the Offered Shares on the terms set out herein.

Yours truly,

CORMARK SECURITIES INC.

By: *"Darren Wallace"*
Authorized Signing Officer

RBC DOMINION SECURITIES INC.

By: *"Gary A. Sugar"*
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

By: *"Daniel W. Wilton"*
Authorized Signing Officer

BLACKMONT CAPITAL INC.

By: *"Rick Vernon"*
Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

By: *"Brett Whalen"*
Authorized Signing Officer

ACCEPTED this 31st day of October, 2007.

AURORA ENERGY RESOURCES INC.

By: *"Sean Tetzlaff"*

Authorized Signing Officer

SCHEDULE "A"
COMPLIANCE WITH UNITED STATES SECURITIES LAWS

1. Capitalized terms used in this Schedule and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is attached and the following terms shall have the meanings indicated:

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Affiliate**" means "affiliate" as that term is defined in Rule 405 under the 1933 Act;

"**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in the Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

"**Foreign Issuer**" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer either directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"**General Solicitation**" or "**General Advertising**" means "general solicitation or general advertising," as used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"**Institutional Accredited Investor**" means an institutional "accredited investor" that meets the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"**Person**" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

"**Regulation D**" means Regulation D adopted by the SEC under the 1933 Act;

"**Regulation S**" means Regulation S adopted by the SEC under the 1933 Act;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**U.S. Affiliates**" means the U.S. registered broker-dealer affiliates of the Underwriters; and

"**U.S. Subscription Agreement**" means the form of Subscription Agreement agreed to be entered into between the Company and purchasers in the United States.

2. The Company hereby represents, warrants, covenants and agrees to and with the Underwriters that:

(a) The Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Offered Shares.

(b) During the period in which the Offered Shares are offered for sale, none of the Company or its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, or any member of the Selling Firms, as to whom the Company makes no representation) (i) has engaged or will engage in any Directed Selling Efforts in the United States, (ii) has taken or will take any action in violation of Regulation M under the 1934 Act, (iii) has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D to be unavailable for offers and sales of the Common Shares and Additional Common Shares in the United States in accordance with this Schedule or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares outside the United States in accordance with the Underwriting Agreement, or (iv) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Common Shares or Additional Common Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

(c) The Company shall make available to each U.S. purchaser of the Common Shares or Additional Common Shares at a reasonable time prior to the purchase of such securities the opportunity to ask questions and receive answers from representatives of the Company concerning the terms and conditions of the offering of such securities and to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that the purchaser deems necessary to verify the accuracy of information contained in the Wrap and the Prospectus incorporated therein by reference.

(d) The Company is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, an open-end investment company or a unit investment trust that is or is required to be registered or a closed-end investment company required to be registered, but not registered, under the United States Investment Company Act of 1940, as amended.

(e) The Company will, within the prescribed time periods, prepare and file any forms or notices required under the 1933 Act or any state securities laws in connection with the offer and sale of the Offered Shares.

(f) Except with respect to offers and sales of Common Shares and Additional Common Shares to Institutional Accredited Investors in reliance upon the exemption from registration available under Rule 506 of Regulation D, none of the Company, its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any person acting on its or their behalf, in respect of which no representation is made) has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, the Offered Shares to a person in the United States; or (ii) any sale of Offered Shares unless, at the time the buy order was or will be originated, the purchaser is (A) outside the United States or (B) the Company, its affiliates and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(g) Except with respect to the offer and sale of the Common Shares and Additional Common Shares offered hereby, the Company has not for a period of six months prior to the commencement of the offering of the Common Shares and Additional Common Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Common Shares and Additional Common Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Common Shares or Additional Common Shares.

(h) None of the Company or any of its predecessors or affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for a failure to comply with Rule 503 of Regulation D.

3. Each of the Underwriters acknowledges that the Offered Shares have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, each Underwriter represents, warrants and covenants to and with the Company and will cause its U.S. Affiliates to comply with such representations, warranties and covenants, that:

(a) It has not offered, and will not offer, any Offered Shares constituting part of its allotment within the United States, except as provided in this Schedule "A" or outside the United States in an "offshore transaction," as such term is defined in Regulation S, in accordance with Regulation S. Accordingly, except as provided in this Agreement or this Schedule "A", none of it, its Affiliate(s) or any persons acting on its or their behalf have engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, any Offered Shares to any person in the United States, (ii) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either

reasonably believed that such purchaser was outside the United States, (iii) any Directed Selling Efforts in the United States or (iv) any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Offered Shares.

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its Affiliates, any Selling Firm or with the prior written consent of the Company.

4. Each of the Underwriters agrees with the Company that:

(a) All offers of the Common Shares or Additional Common Shares in the United States will be effected through one of their U.S. Affiliates, including, but not limited to Cormark Securities (USA) Limited, in accordance with all applicable U.S. federal and state broker-dealer requirements, in compliance with Rule 506 of Regulation D and, in each case, in the manner contemplated in this Schedule.

(b) Any U.S. Affiliate offering Common Shares or Additional Common Shares in the United States was on the dates of such offers and is on the date hereof a member of, and in good standing with, the Financial Industry Regulatory Authority.

(c) It has not used and will not use any written material other than the Wrap relating to the offering of the Common Shares and Additional Common Shares in the United States, and it agrees to deliver, through its U.S. Affiliates, prior to the purchase of any Common Shares or Additional Common Shares, a copy of the final Wrap (which includes the Prospectus), to each person in the United States purchasing Common Shares or Additional Common Shares, as applicable.

(d) It has not and will not, either directly, through its U.S. Affiliate or through a person acting on its or their behalf, solicit offers for, or offer to sell, the Common Shares or Additional Common Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

(e) It will solicit, and will cause its U.S. Affiliate to solicit, offers for the Common Shares and Additional Common Shares in the United States only from, and will offer the Common Shares and Additional Common Shares only to persons it reasonably believes to be Institutional Accredited Investors.

(f) Prior to the completion of any sale of Common Shares or Additional Common Shares to any U.S. purchaser, such purchaser shall be required to provide to the Underwriter or its U.S. Affiliate a U.S. Subscription Agreement.

(g) Immediately prior to soliciting such offerees, the Underwriter, its affiliates and any persons acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and at the time of completion of such sale to a person in the United States, the Underwriter, its affiliates and any person acting on its or their behalf will have reasonable grounds to believe and will believe that each purchaser purchasing Common Shares or

Additional Common Shares from the Company is an Institutional Accredited Investor.

5. Each Underwriter that offers Common Shares or Additional Common Shares in the United States agrees that:

   (a) At least one business day prior to the Closing Date, it will provide the Company and the transfer agent for the Company's shares with a list of all purchasers of the Common Shares or Additional Common Shares, as applicable in the United States.

   (b) At the Closing Time, it, together with its U.S. Affiliate offering Common Shares or Additional Common Shares, as applicable in the United States, will provide a certificate, substantially in the form of Exhibit I to this Schedule, relating to the manner of the offer and sale of the Common Shares or Additional Common Shares, as applicable in the United States.

   (c) The Underwriters shall require each Selling Firm to agree, for the benefit of the Company to comply with, and shall use their best efforts to ensure that each Selling Firm complies with, the provisions of this Schedule "A" as if such provisions applied to such Selling Firm.

EXHIBIT I TO SCHEDULE "A"

FORM OF U.S. SUBSCRIPTION AGREEMENT

EXHIBIT II TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of Common Shares of the Company pursuant to the Underwriting Agreement dated October 31, 2007 among the Company and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(a) the Common Shares or Additional Common Shares, as applicable, have been offered in the United States only by the U.S. Affiliates of the Underwriters, each of which was on the dates of such offers, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state of the United States in which offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority;

(b) no offers of the Flow-Through Common Shares were made in the United States, and all offers of the Common Shares or Additional Common Shares, as applicable, in the United States have been effected through our U.S. Affiliate in accordance with all applicable federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(c) each U.S. purchaser was provided with a copy of the final Wrap, including the Prospectus prepared in accordance with Canadian securities laws incorporated by reference therein, for the offering of the Common Shares and Additional Common Shares in the United States;

(d) immediately prior to transmitting such Wrap to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and, on the date hereof, we continue to believe that each such U.S. purchaser purchasing Common Shares or Additional Common Shares, as applicable, from the Company is an Institutional Accredited Investor;

(e) no form of General Solicitation or General Advertising was used by us in connection with the offer of the Common Shares or Additional Common Shares in the United States;

(f) no Directed Selling Efforts have been undertaken by us in the United States with respect to the Offered Shares;

(g) neither we nor any member of the Selling Group (as defined in Schedule "A" to the Underwriting Agreement), nor any of our or their Affiliates, have taken or will take any action which would constitute a violation of Regulation M under the 1934 Act;

(h) the offering of the Offered Shares has been conducted by us in accordance with the Underwriting Agreement, including the schedules attached thereto; and

(i) prior to any sale of Common Shares or Additional Common Shares, as applicable, in the United States to an Institutional Accredited Investor, we caused such U.S. purchaser to execute a U.S. Subscription Agreement.

Terms used in this Certificate have the meanings given to them in the Underwriting Agreement (including Schedule "A" thereto) unless otherwise defined herein.

IN WITNESS OF WHICH the parties have duly executed this Certificate.

[NAME OF UNDERWRITER]

By: ______________________________
Name:
Title:

[NAME OF U.S. AFFILIATE]

By: ______________________________
Name:
Title:

SCHEDULE "B"

CONVERTIBLE SECURITIES

Employee stock options

1,864,600	stock options with an exercise price of $3.60 expiring Feb 14, 2011
40,000	stock options with an exercise price of $3.85 expiring April 20, 2011
11,735	stock options with an exercise price of $4.00 expiring June 26, 2011
100,000	stock options with an exercise price of $5.08 expiring August 1, 2011
53,867	stock options with an exercise price of $6.15 expiring August 16, 2011
250,000	stock options with an exercise price of $7.58 expiring August 26, 2011
50,000	stock options with an exercise price of $14.20 expiring July 30, 2012
408,000	stock options with an exercise price of $9.16 expiring October 2, 2011
50,000	stock options with an exercise price of $12.00 expiring November 2, 2011
250,000	stock options with an exercise price of $13.24 expiring November 20, 2011
33,333	stock options with an exercise price of $14.04 expiring December 4, 2011
4,334	stock options with an exercise price of $13.58 expiring January 2, 2012
75,000	stock options with an exercise price of $14.41 expiring January 15, 2012
135,000	stock options with an exercise price of $16.27 expiring February 14, 2012
645,000	stock options with an exercise price of $14.37 expiring March 16, 2012
100,000	stock options with an exercise price of $15.48 expiring April 4, 2012
55,000	stock options with an exercise price of $16.39 expiring April 16, 2012
25,000	stock options with an exercise price of $18.03 expiring May 7, 2012
80,000	stock options with an exercise price of $16.48 expiring July 16, 2012
4,230,869	**TOTAL**

FORM 43-101F1
TECHNICAL REPORT

AN UPDATE ON THE EXPLORATION ACTIVITIES OF AURORA ENERGY RESOURCES INC. ON THE CMB URANIUM PROPERTY, LABRADOR, CANADA DURING THE PERIOD JANUARY 1, 2007 TO OCTOBER 31, 2007

Located on NTS Sheets:
13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09

Submitted on November 20th, 2007
in fulfillment of reporting requirements under NI 43-101

Prepared by:
Derek Wilton, P.Geo,.
G.H. Giroux, P.Eng.,
Ian Cunningham-Dunlop, P.Eng.,
Christopher Lee, P.Geo.,
Jim Lincoln, P.Eng.,
Mark O'Dea, P.Geo.

Prepared for:
Aurora Energy Resources Inc.
Suite 1650, 1055 West Hastings Street, Vancouver, BC, V6E 2E9

2.0 TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF CHARTS

LIST OF APPENDICES

3.0 SUMMARY

This technical report on the CMB Uranium Property of Aurora Energy Resources Inc. dated November 20, 2007 is an update on the ongoing 2007 drilling program, providing a summary of information collected since the filing of the previous technical report dated March 1st, 2007 (Wilton and Giroux, 2007), up to October 31st, 2007. The update has been prepared to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, at the request of management in conjunction with a proposed offering of 5,312,500 common shares and 750,000 flow through shares. A complete update on the 2007 drilling results will be filed upon completion of the program.

The CMB Uranium Property of Aurora Energy Resources Inc. is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies 180 km to the south-southwest.

The property consists of 90,275 hectares comprising 3,611 mineral claims in 32 licenses and is 100% owned by Aurora Energy Resources Inc. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, White Bear, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

An updated 43-101 compliant resource estimate for the Michelin Deposit was completed in January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component. The breakdown of the classified mineral resources is detailed in **Table 3.1** below. The resource estimates were provided by Gary Giroux, P. Eng., and consist of a total **Measured and Indicated Mineral Resource of 28.5 million tonnes at an average grade of 0.1% U3O8 (approximately 58 million pounds of U3O8) and an Inferred Mineral Resource of 17.9 million tonnes at an average grade of 0.1% U3O8 (approximately 38 million pounds of U3O8).** A detailed description of the estimation and classification methodology is described in the body of this report.

Table 3.1: 2007 CMB Resource Summary

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

** Open pit resource reported at 0.03% U_3O_8 cut-off*

*** Underground resource reported at a 0.05% U308 cut-off*

As a follow-up to encouraging exploration results during the period 2003-2006, a **$21.25 million (Can) budget** was proposed for a two-phase program of work in 2007. The 2007 Phase I Work Program was completed in Q1-2007 and included: the development of the previously above mentioned 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario, continued environmental and sociological investigations, and the initiation of conceptual engineering studies. The budget for the Proposed 2007 Phase I Work Program totaled **$0.5 million (Can).**

Based on positive results from the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program was undertaken over Q2/3/4-2007. Included in this work were a proposed 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River (including Burnt Brook and Gayle targets), Melody Hill, and Inda Lake Trend target areas to define and expand the known resource at Michelin and Jacques Lake uranium deposits and to develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the 2007 Phase II Work Program was **$20.75 million (Can).**

The Phase II Work Program commenced with diamond drilling on April 16th, 2007 and was ongoing as of October 31st, 2007. **134 drill holes** totaling **44,885.53 metres** have been completed to date on the Michelin Main, Jacques Lake, Melody Hill, Aurora Corridor, Burnt Brook, Gayle, Gear, Inda, and Nash targets. Results have been positive with continued intersections down-plunge from the inferred resource block at the Michelin Uranium Deposit, and also along strike and at depth at the Jacques Lake deposit. Results from the Inda Lake Trend (Gear, Inda, Nash) have also been encouraging, with mineralization being extended at all three target areas. Drilling at regional targets such as Aurora Corridor, Burnt Brook and Gayle has also been successful in intersecting new mineralization in the vicinity of known surface mineralization.

As of October 31, 2007 the Phase II program was still ongoing with four drills operating on the CMB Property on the Michelin Deposit. Progress on the Phase II program has been slowed by a number of factors, chiefly drill permit delays, poor weather conditions, labour shortages for diamond drillers, and difficult drilling conditions. As a result, it is expected that approximately **55,000 metres** of the recommended **75,000 metre** total will be completed by the end of 2007. The remaining **20,000 metres** will be completed by early Q2-2008, as part of the Phase III recommended program contained herein, and will focusing on infill drilling in the two main resource areas.

Results to date from the ongoing exploration programs on the CMB Property provide very encouraging results for the potential continued expansion of uranium resources on the Property. Continued aggressive exploration of this emerging belt is therefore recommended for a Phase III exploration program, in addition to the infill drilling in the two main resource areas recommended above, with a portion of the exploration efforts focused on expanding the existing resources at Michelin and Jacques Lake, both of which remain incompletely tested, and another substantial portion dedicated to further delineation and testing of additional deposits and prospects on the Property. The recommended budget for Phase III exploration amounts to **$44,000,000**, which includes **$8,000,000** to complete the **20,000 metres** of drilling recommended in the Phase II exploration program, as described above.

Pending successful completion and positive results from the Phase II component of the exploration program, it is further recommended that Aurora intensify their ongoing engineering and development investigations in 2008. The recommended budget for engineering and development studies amounts to **$13,585,000**, and includes a component for completion of ongoing engineering studies (**$2,155,000**) that is not contingent upon results of the Phase II exploration program, and a component for new engineering studies (**$11,430,000**) that is contingent upon successful completion of the Phase II exploration program.

4.0 INTRODUCTION AND TERMS OF REFERENCE

This technical report (the **"Technical Report"**) on the CMB Uranium Property of Aurora Energy Resources Inc. (the **"Corporation"**), dated November 20, 2007, provides an update to the previous technical report, filed on March 1st, 2007 (Wilton and Giroux, 2007), and includes all drilling information received to date from the ongoing 2007 drilling program, up to October 31, 2007. The update has been prepared to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, at the request of management in conjunction with a proposed offering of 5,312,500 common shares and 750,000 flow through shares. A complete update on the 2007 drilling results will be filed upon completion of the program.

The Technical Report includes all information contained in the pre-existing technical report prepared by independent consultants to the Corporation, Dr. D.H.C. Wilton, P.Geo. and Mr. G.H. Giroux, P.Eng. (Wilton and Giroux, 2007), as well as, updated information on the Corporation's ongoing drilling activities, during the period January 1st to October 31st, 2007, prepared by Mr. Ian Cunningham-Dunlop, P.Eng. Mr. Cunningham-Dunlop, P.Eng., Mr. Christopher Lee, P.Geo, Dr. Mark O'Dea, P.Geo. and Mr. Jim Lincoln, P.Geo. all collaborated on the recommendations set forth in Section 22 of the report, and are all qualified persons currently employed by the Corporation, but not independent of the Corporation.

Dr. Wilton and Mr. Giroux have conducted site visits to the CMB Uranium Property (the **"Property"**) that were current at the time of filing their initial report (Wilton and Giroux, 2007). Mr. Cunninghan-Dunlop has been intimately involved with all of the Corporation's drill programs on the Property, including multiple site visits during this program, and is on-site at the time of writing this report. Mr. Lee, Dr. O'Dea and Mr. Lincoln have all been actively involved in reviewing the results of the current drill program and have each recently been to site and inspected the current drill program, during the period of July through October, 2007.

The CMB Uranium Property is held 100% by Aurora Energy Resources Inc., a publicly traded company on the Toronto Stock Exchange (Symbol – AXU). Considerable data on the CMB Uranium Property is available in Aurora's files in Vancouver and as readily available public documents. The public sources of relevant references are listed in Section 23.0 to this report.

The uranium concentrations for work performed by Aurora are reported as %U_3O_8 unless otherwise indicated. Currency is reported in Canadian dollars unless otherwise noted. All map co-ordinates are given as metres in UTM projection NAD 27 (Zone 20 and 21) for Melody Hill, or NAD 83 (Zone 21) for all other project areas.

5.0 RELIANCE ON OTHER EXPERTS

Some of the information presented within this report is based on the historical exploration records of Brinex (*e.g.*, Morrison, 1956; McClintock, 1978a and b; and Brinex Ltd., 1979) and others written twenty-five to fifty years ago. Although these records are an invaluable practical resource for current exploration, some geological interpretations of some prospects may not reflect best practice as viewed at the present time.

All resource estimates of this period are referred to in this (and previous reports) as historical estimates regardless of the quality of these estimates.

6.0 PROPERTY DESCRIPTION AND LOCATION

The CMB Uranium Property is located east of Kaipokok Bay on the north-east coast of Labrador, Canada **(Figure 6.1)**. The nearest community is the town of Postville located approximately four km west of the project boundary. The community of Happy Valley-Goose Bay lies 180 km south-southwest of Postville. The project straddles two UTM zones (Zone 20, 21) and seven NTS map sheets (13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09). The northern and southern limits of the project area are 6094000mN (Zone 21) and 6048500mN (Zone 21), respectively, and the western and eastern limits of the project area are 681000mE (Zone 20) and 345000mE (Zone 21), respectively. Most of the licenses are contiguous and are located 5 to 40 km south of Postville, though some licenses which make up the Croteau and Storm properties are located further west in the Central Mineral Belt and the interior of Labrador.

The CMB Uranium Property consists of 32 map staked licenses registered in the name of Aurora Energy Resources Inc. (TSX-AXU) totaling 3,611 units or 90,275 ha **(Figure 6.2 and Table 6.1)** . The licenses were originally subject to a letter of agreement dated February 5th, 2003, between Fronteer Development Group Inc. (TSX-FRG) of Vancouver, Canada and Altius Resources Inc. (TSX-ALS) regarding an Area of Interest made up of eighteen 1:50,000 scale NTS map sheets. This agreement formed the basis for a 50:50 strategic alliance between Fronteer and Altius Resources Inc. of St. John's, Newfoundland to explore for iron oxide-copper-gold mineralization in the Central Mineral Belt of Labrador. A further agreement was signed on June 3rd, 2005 allowing for the formation of a jointly owned private company called Aurora Energy Inc. to hold the assets of the CMB Uranium Property. The name of Aurora Energy Inc. was subsequently changed to Aurora Energy Resources Inc. during an initial IPO on the Toronto Stock Exchange on March 22nd, 2006. Information on the individual mineral licenses can be found at www.nr.gov.nl.ca/mines&en/mqrights/mineralrights.

The property is flanked to the north and west by the Exempt Mineral Lands (**"EML"**). These are areas exempted from staking to protect local interests during final negotiation of the Labrador Inuit Association land claim. The Labrador Inuit Land Claims Agreement was ratified by parliament in May, 2005. The Treaty was formally signed December 1st, 2005. The treaty outlines the process in which EML lands will be designated. Within 6 months of the effective date of enactment (December 1st, 2005), all EML on the Labrador Inuit Settlement Area (**"LISA"**) must be extinguished. However, all EML on Labrador Inuit Land (**"LIL"**) will remain until a Land Use Plan is completed by the new Nunatsiavut government. The Nunatsiavut government is now in the process of developing mineral and land use polices from which the Land Use Plan will be developed. This process may take up to a maximum of three years but may be addressed sooner by the Nunatsiavut government.

The distinction between LISA and LIL lands is outlined in **Figure 6.2** with Melody, Otter Lake and 50% of Jacques Lake falling in LISA while White Bear, Michelin, Rainbow, Inda Lake, Aurora River and 50% of Jacques Lake falling in LIL.

Table 6.1: CMB Uranium Property - Mineral Tenure

Property	License	Claims	Ha.	NTS	Issued	Work Due	Amount Due in 2007	Next Expenditures Due Year	Next Expenditures Due Amount
Post Hill	09410M	136	3400	13J13E	3/27/2003	3/27/2008	$0.00	3/27/2011	$18,400.44
Post Hill	09411M	128	3200	13J13E	3/27/2003	3/27/2007	$74,484.22	3/27/2008	$125,684.22
Michelin	09412M	190	4750	13J12W, 13K09E	3/27/2003	3/27/2016	$0.00	3/27/2017	$171,000.00
Burnt/Emben	09413M	42	1050	13J12E	3/27/2003	3/27/2008	$0.00	3/27/2017	$37,800.00
Burnt/Emben	09414M	63	1575	13J12E	3/27/2003	3/27/2016	$0.00	3/27/2016	$56,700.00
Croteau	09415M	40	1000	13K06	3/27/2003	3/27/2007	$29,639.04	3/27/2008	$45,639.04
Michelin North	09482M	145	3625	13J12W, 13K09E	4/28/2003	4/28/2010	$0.00	4/28/2012	$49,787.23
Post Hill Northeast	09718M	8	200	13J13W	10/24/2003	10/24/2007	$849.44	10/24/2008	$4,049.44
Post Hill Northwest	09719M	32	800	13J13E	10/24/2003	10/24/2007	$25,417.20	10/24/2008	$38,217.20
Post Hill West	09720M	60	1500	13J13E, 13J13W	10/24/2003	10/24/2007	$52,780.12	10/24/2008	$76,780.12
East Micmac Lake	09721M	36	900	13J12W, 13J13W	10/24/2003	10/24/2007	$33,185.92	10/24/2008	$47,585.92
Michelin Northeast	09722M	100	2500	13J12W	10/24/2003	10/24/2007	$84,372.33	10/24/2008	$124,372.33
Michelin Northwest	09723M	42	1050	13K09E	10/24/2003	10/24/2007	$14,801.32	10/24/2008	$31,601.32
Walker Lake	10022M	190	4750	13K09E	4/2/2004	4/2/2007	$87,394.90	4/2/2008	$153,894.90
West Micmac Lake 1	10046M	181	4525	13J12W, 13K09E	4/12/2004	4/12/2007	$0.00	4/12/2009	$63,759.63
West Micmac Lake 2	10047M	120	3000	13J12W	4/12/2004	4/12/2008	$0.00	4/12/2009	$1,188.16
West Micmac Lake 3	10048M	137	3425	13J12W	4/12/2004	4/12/2007	$65,665.65	4/12/2008	$113,615.65
West Micmac Lake 4	10049M	166	4150	13J12E, 13J12W	4/12/2004	4/12/2007	$55,622.08	4/12/2008	$113,722.08
Makkovik River 1	10050M	147	3675	13J12E	4/12/2004	4/12/2010	$0.00	4/12/2010	$53,313.94
Makkovik River 2	10051M	220	5500	13J13E, 13J12E	4/12/2004	4/12/2016	$0.00	4/12/2017	$198,000.00
Makkovik River 3	10052M	127	3175	13J11W,12E,13E,14W	4/12/2004	4/12/2007	$45,012.46	4/12/2008	$89,462.46
Makkovik River 4	10053M	111	2775	13J13E, 13J12E	4/12/2004	4/12/2007	$51,944.28	4/12/2008	$90,794.28
Makkovik River 5	10054M	170	4250	13J13E	4/12/2004	4/12/2007	$96,023.74	4/12/2008	$155,523.74
Makkovik River 6	10055M	136	3400	13J13E, 13J14W	4/12/2004	4/12/2007	$73,474.35	4/12/2008	$121,074.35
Makkovik River 7	10056M	126	3150	13J13E	4/12/2004	4/12/2007	$72,078.28	4/12/2008	$116,178.28
Makkovik River 9	10058M	30	750	13J13E	4/12/2004	4/12/2008	$0.00	4/12/2008	$9,401.41
Kaipokok Bay	10059M	54	1350	13J13E, 13J13W	4/12/2004	4/12/2007	$28,861.12	4/12/2008	$47,761.12
Aurora River	10343M	175	4375	13J/12	10/29/2004	10/29/2007	$0.00	4/12/2008	$10,404.50
Melody Lake	10344M	120	3000	13K/09E, 13J12W	10/29/2004	10/29/2007	$61,145.24	4/12/2008	$103,145.24
Storm	10726M	16	400	13K03	3/27/2003	3/27/2007	$5,393.81	3/27/2008	$17,393.81
Makkovik River10	12754M	242	6050	13J/11	11/30/2006	11/30/2007	$48,400.00	11/30/2007	$48,400.00
Makkovik River 11	12778M	121	3025	13J/11	11/30/2006	11/30/2007	$24,200.00	11/30/2007	$24,200.00
Total		3,611	90,275				$1,030,745.50		

All licenses are currently in good standing until 2008 and beyond with the exception of 012754M and 012778M which require a total of $72,600.00 by November 30, 2007 or must have a security bond posted for said amount in lieu of work.

Figure 6.1: Location Map – CMB Uranium Property



Newfoundland
& Labrador
Legend
Trans Canada Highway
Major Highway
Ferry Route
0
100
200
QUÉBEC
Postville
CMB Project Area
Happy Valley - Goose Bay
Port Hope Simpson
St. Anthony
Rocky Harbour
Deer Lake
Corner Brook
Bonavista
St. John's
Argentia
QUÉBEC
Aurora Energy Inc.
Location Map
CMB Project
Labrador
Figure 1

Figure 6.2: Mineral Tenure Map – CMB Uranium Property



Labrador Inuit
Settlement Area
Postville
Labrador Inuit
Land
Gear
Inda
Nash
Jacques Lake
Aurora River
Melody Hill
White Bear
Otter Lake
Michelin Main
Rainbow
N
W
E
S
Scale 1:300,000

*Map co-ordinates are NAD 83, Zone 21

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the project area is best gained via the town of Postville which hosts sufficient amenities necessary to support field personnel, including a permanent fixed-wing gravel airstrip. Passenger service flights based in Happy Valley-Goose Bay offered by Air Labrador and Innu Mikun Airlines operate daily to communities along the coast. A coastal supply-ferry boat service owned by Woodwards, Happy Valley-Goose Bay, operates bi-weekly during ice-free periods (June to October) up and down the coast as far north as Nain to as far south as Lewisporte, Newfoundland. Helicopter support to ferry personnel and field gear from Postville to the field area is the preferred mode of transport. Float plane and boat access may also be suitable for certain properties where camps have been established to support major drilling programs. Various snow machines provide for efficient travel during winter. Foot traversing is best suited to access the interior of the project area.

The climate of Labrador is more Arctic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold lasting almost eight months with normal daytime temperatures for January between -10 and -15 °C and annual snowfalls to 400 mm annually. The summer season is brief and cool along the coast with July average temperatures between 8 to 10 °C (with rare hot spells bringing temperatures up to 35 °C) and average precipitation ranging to 200 mm.

Local infrastructure is limited to facilities in the coastal communities of Postville and Makkovik which include commercial airline service from Happy Valley-Goose Bay and commercial ferry service from Lewisporte, Newfoundland, and Happy Valley-Goose Bay, Labrador. Postville is a clean and progressive village with rental space suitable for the establishment of an exploration base. Prudent exploration practice in coastal Labrador includes the use of service contractors who have established partnerships with the Nunatsiavut Government. Based on experiences with the development of the Voisey's Bay project, the people of Labrador have acquired a good understanding of the exploration business.

The CMB Property is located in a rugged wilderness area of generally moderate gently rolling relief ranging to about 700 m above sea level (a.s.l.). Locally abundant outcrop, numerous lakes, and sparse coniferous forest cover consisting of black spruce, balsam fir and tamarack are most typical of this part of the north-eastern Canadian Shield. A large portion of the project area, immediately east of Kaipokok Bay, was devastated by a forest fire in 1966 and experienced little re-vegetation. Bedrock is exposed as north-easterly trending ridges with intervening marsh. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages. Most terrain is covered by sheets of glacial boulders. Extensive areas of burned forest show up as pink colored areas on Landsat images.

8.0 HISTORY

British Newfoundland Exploration Limited (Brinex), a subsidiary of British Newfoundland Corporation Limited (Brinco), was granted an exploration lease in the Makkovik-Kaipokok Bay area in 1955 following the discovery of encouraging signs of copper, molybdenum and uranium mineralization by prospectors. The first significant uranium showing was discovered by Walter Kitts in 1956. A program of drilling and underground development by means of adit was started on the Kitts deposit in 1957. The project was suspended in 1958, however, as the development was too late to qualify for supply contracts with the Atomic Energy Commission of Canada.

No further exploration was carried out until 1966 when Brinex and Metallgesellschaft A.G. made a joint venture agreement on part A of the lease area containing the Kitts deposit. Metallgesellschaft A.G. subsequently transferred its interest to Urangesellshaft Canada Limited. Exploration under this agreement resulted in the discovery of the Michelin deposit by prospector Leslie Michelin in 1968 as well as the Gear, Inda and Nash prospects between 1968 and 1969. All of these resulted from ground follow-up of radioactivity detected by airborne gamma-ray spectrometer surveys flown by Barringer Research in 1967.

Additional joint venture agreements were made with Urangesellshaft Canada Limited to include part B of a Statutory Agreement obtained by Brinex in 1970. In addition to property scale exploration of the Kitts and Michelin deposits, extensive exploration of other radiometric anomalies was carried out during the 1970's.

Brinex completed a plan to develop the Michelin and Kitts uranium deposits as a combined mining operation but the project was compromised by the collapse in the price of uranium in the early 1980's. Brinex ceded the rights to area B in 1980 and to area A in 1985. Remediation of the Kitts and Michelin mine sites was subsequently completed by the Provincial Government in 1992.

The ground remained open for the next ten years until the formation of the Fronteer-Altius Alliance (the "Alliance") in 2003 and the re-evaluation of the district for Cu-Au-U targets. The Alliance acquired eight mineral licenses in the spring of 2003 followed by six in the fall of 2003, 14 in the spring of 2004, and the remaining two in the fall of 2004.

A summary of the work carried out by the Alliance in 2003 and 2004 and by its successor, Aurora Energy Resources Inc., in 2005 and 2006 will be discussed under Section 12.0.

9.0 GEOLOGICAL SETTING

9.1 REGIONAL GEOLOGY

The Central Mineral Belt (CMB) refers to an area of Archean to Mesoproterozoic crust which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield. The CMB contains portions of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province **(Figure 9.1)**. The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various ages and adjacent Archean rocks. These rocks record to varying degree events associated with Makkovikian (~ 1.8 Ga), Labradorian (~ 1.6 Ga) and Grenvillian (~ 0.1 Ga) deformation. Mineral tenure of present interest is located within the Aillik Domain of the Makkovik Province (Ryan, 1984). The Makkovikian orogen is correlated with Ketilidian, Penokean and Svecofennian orogens which formed part of a Paleoproterozoic active margin along the southern margin of Laurentia-Baltica, the so-called North Atlantic Craton (Gower *et al.*, 1990).

The constituent Proterozoic sequences of the belt range in age from *ca.* 1.22 to 2.2 Ga, and in decreasing age are the Post Hill (*ca.* 2.2 Ga), Moran Lake (*ca.* 2.0 Ga), Aillik (*ca.* 1.8-1.86 Ga), Bruce River (*ca.* 1.65 Ga), Letitia Lake (*ca.* 1.33 Ga) and Seal Lake (*ca.* 1.22-1.25 Ga) groups. The granitoids are broadly grouped into the Junior Lake Granodiorite (*ca.* 1.9 Ga), Makkovikian (*ca.* 1.8 Ga) and Trans-Labrador Batholith (*ca.* 1.65 Ga) suites (after Kerr, 1994). Sills of the *ca.* 1.43 Ga Michael Gabbro (Emslie *et al.*, 1997) intrude southeastern portions of the belt near the Grenville Front.

9.2 DISTRICT GEOLOGY

The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin (Culshaw *et al.* 2000 and Ketchum *et al.* 2002).

The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill (2178-2013 Ma) and Aillik (1860-1810 Ma) groups, as well as extensive granitoid terrain comprised of several intrusive suites including 1815-1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740-1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith **(Figures 9.2 and 9.3)**. Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill and Aillik groups have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga (Ryan, 1984; Gower *et al.* 1990; Wilton, 1996; Culshaw *et al.* 2002). The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic

contact between lithologies of the Post Hill Group to the north-west and the Aillik Group to the south-east.

The Post Hill Group is an approximately 2700 m thick sequence of metamorphosed siliceous clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group (Ketchum *et al.* 2002).

The Aillik Group is made up of a 5000 m thick succession of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusives and diabase dykes (Bailey, 1979). A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic section have been recognised. Deposition in back-arc basin and in shallow marine to subaerial environments has been inferred for the Aillik Group (Ketchum *et al.*, 2002). The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences (Wilton, 1996). Within the project area, rocks of the Aillik Group are commonly represented by laminated magnetite-feldspar-quartz-bearing metavolcanic lithologies.

Figure 9.1: Regional Geology Map - CMB Project

(Map from http://www.geosurv.gov.nf..ca/ecsoot/geology.gif)



COVER AND POSTOROGENIC SEQUENCES
Mesozoic - Tertiary
Neoproterozoic - Paleozoic
Neoproterozoic Lake Melville rift system
Mesoproterozoic cover rocks
Mesoproterozoic anorthosite - granite suites
TECTONIC PROVINCES and age of crust
Grenville Province (2700 - 950 Ma)
Makkovik Province (2800 - 1800 Ma)
Southeastern Churchill Province (2780 - 1740 Ma)
Superior Province (2700 - 2650 Ma)
Nain Province (3800 - 2500 Ma)
Offshore basement well core
Shear zone
Thrust
Ungava Bay
Km
Continental shelf
NAIN PROVINCE
NPS
MB
HLP
HOPEDALE BLOCK
MAKKOVIK PROVINCE
CHD
CMB Project Area
SUPERIOR PROVINCE
GBT
THRUST
EXTERIOR
WLT
CFT
GRENVILLE PROVINCE
LMRS
BELT
MMT
HRT
LJT
GT
MLT
APPALACHIAN OROGEN
SZ = Schefferville zone; HZ = Howse zone; DT = Doublet terrane; LT = Laporte terrane; LLC = Lac Lomier complex; TD = Tasiuyak domain; BD Burwell domaine; FPD = Four Peaks domain; KD = Kaipokok domain; AD = Aillik domain; CHD = Cape Harrison domain; GBT = Groswater Bay terrane; LMT = xxxxxx; HRT = Hawke River terrane; MMT = Mealy Mountains terrane; WLT = Wilson Lake terrane; CFT = Churchill Falls terrane; MLT = Molson Lake terrane; LJT = Lac Joseph terrane; GT = Gagnon terrane; PT = Pinware terrane' LMRS = Lake Melville rift system; SLG = Seal Lake group; NPS = Nain Plutonic Suite; MB = Mistastin batholith; HLP = Harp Lake pluton; MP = Michikamau pluton; MLIC = Mistastin Lake impact crater
Aurora Energy Inc.
Regional Geology Map
CMB Project
Labrador
Figure 3.

Figure 9.2: District Geology Map - CMB Project

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)


Post Hill
(Nash, Inda, Gear)
Jacque's Lake
Melody Hill
White Bear
Otter Lake
Michelin/Michelin East
Aurora Energy Inc.
District Geology
CMB Project
Labrador

Figure 9.3: Table of Formations

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



10.0 DEPOSIT TYPES

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as syngenetic by early workers and that within the Aillik Group has been called volcanic-hosted, stratabound and possibly syngenetic in origin (Gower *et al.*, 1982; Gandhi, 1986). Pb-Pb ages in the range 1895 to 1697 Ma for uranium mineralization in the Post Hill Group (2178-2013 Ma) support an epigenetic origin for these occurrences (Wilton, 1996). An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture-filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron-oxide-copper-gold (IOCG) districts of Paleoproterozoic age (Hitzman *et al.*, 1992; Haynes, 2000). In some of these districts, a peripheral enrichment in uranium has been exploited as an exploration tool to locate copper-gold mineralization. Consequently, fracture controlled uraninite + magnetite mineralization in the Kitts - Michelin area may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

11.0 MINERALIZATION

11.1 INTRODUCTION

The Central Mineral Belt of Labrador is one of the most prolific areas of uranium mineralization in Eastern Canada. Approximately 100 metal occurrences are known in the map area held by the Aurora Energy Resources Inc. within 1:50,000 scale NTS map sheets 13J/11-14 and 13K/09 and 16. About 70% are called uranium occurrences and about 20% are called copper occurrences (http://gis.geosurv.gov.nl.ca/mods/mods.asp).

Radioactivity is associated with hydrothermal breccias marked by well oxidised wall rocks and dark hornblende-rich fracture-filling. Commonly radioactivity is proportional to the amount of dark coloured matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive. The matrix of radioactive breccia includes the assemblage: hornblende + titanite (sphene) + calcite (grey or pink) + magnetite± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite.

Selvages and halos of iron oxide are typically developed, whereas malachite and uranophane staining occur more locally. Net-vein, folded and segmented fabrics are observed in radioactive breccias. Locally, initial fracturing preceded the formation of a late subvertical cleavage and breccias were rotated into the plane of this cleavage to produce thinly banded gneiss with discontinuous mafic layers.

Descriptions of the significant prospects within the CMB Uranium Property are listed in the following sections with any corresponding historical and current resources estimates summarized in Section 19.0 of this report.

11.2 URANIUM PROSPECTS OF THE POST HILL GROUP

Gear Lake Prospect - The Gear Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization first discovered in 1968 is associated with a roughly circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs within sheared metasedimentary rocks over a strike length of 120 m. An average grade of 0.165% U_3O_8 was obtained for one zone of mineralization 30 m long by 4.9 m wide as outlined to a depth of 70 m.

Inda Lake Prospect - The Inda Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization discovered at Inda Lake in 1968 is associated with a prominent circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the north-west. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife lakes.

Nash Lake Prospect - The Nash Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric

anomaly 0.7 by 0.3 km in diameter. Drilling during the late 1960's located three zones of mineralization within a shear zone called the Nakit Slide. A dip of 60° east and average width of 1.85 m were reported for the zone. Diamond drill hole NW77-6 in the west extension zone intersected 0.072% U_3O_8 over 3.4 m from 13.4 to 16.8 m, suggesting potential for resource development to the west.

11.3 URANIUM PROSPECTS OF THE ALLIK GROUP

Aurora Corridor (River) Target – The Aurora River target lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake, approximately 10km to the south west of the main Jacques Lake target area. The Aurora River target was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed by Brinex consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone, an east-west oriented shear zone located on the south side of Jacques Lake.

Jacques Lake (McLean) Prospect - The Jacques Lake Prospect lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake and was discovered in 1956 by prospector J. McLean working on behalf of Brinex (E. R. Morrison, 1956). Mineralization occurs in felsic and intermediate metavolcanic rocks of the Aillik Group. In 1967, four trenches were dug along a strike length of 165 m on the side hill at an elevation of about 235 m. Results from the sampling of these trenches included 0.06% U_3O_8 across 0.9 m from trench #2 and 0.04% U_3O_8 across 2.1 m from trench #3. Prospector A. Andrews, working on behalf of the Urangesellschaft/Brinex Joint Venture in 1978, identified a dispersal train of twelve radioactive boulders with an average content of 0.32% U_3O_8 near the base of the ridge (McClintock, 1978a and b).

Recent drilling campaigns by Aurora in 2005-2006 have met with great success and have outlined a new resource at the Jacques Lake Prospect. A new 43-101 compliant resource calculation for the zone by Gary Giroux in January 2007 is shown below in **Section 12.4** in **Table 12.1**

Burnt Brook Showing - The Burnt Brook Showing lies within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately southwest of Jacques Lake, and was discovered by L. Michelin in 1979. About 110 m of trenching in 14 trenches were documented. The North, South and Dianne zones are hosted by folded metasedimentary and metavolcanic rocks of the Aillik Group. Trenching on the North zone returned assays that included 0.069% U_3O_8 over 6 m within a zone of intermittent radioactivity 125 m in length and 75 m in width, as constrained by trenching. Trenching in the South zone returned 0.155% U_3O_8 over 4.8 m from a metapelite within an area of intermittent radioactivity along a strike length of 250 m.

Otter Lake (Emben) Showings - The Otter Lake prospects lie within the southeast portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately west of Otter Lake. Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt Lake Granite since the initial discoveries in 1969; one grab sample from a radioactive boulder assayed 8.49% U_3O_8. Encouraging results by Brinex in 1981 included 0.423% U_3O_8 over 3.0 m in trench #5 across a zone 100 m in strike length called the Emben (Otter) South Zone. Work by Aurora in 2004/2005 identified a broad 500m x 500m radiometric anomaly covering the old Emben Main, Central and South Showings and drilling in 2005 (10 ddh – 2,685.59m) returned a high of 1.0% U_3O_8/0.5m in DDH OL-05-04 at Emben (Otter) South.

White Bear Lake (Burnt Lake) Showings – White Bear Lake showings lie within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc. They are located on the northern shore of White Bear Lake (formerly Burnt Lake) and consist of the North East Showing, the North Showing, the South Showing and the North West Showing. The project area is marked by a strong U/Th anomaly with a 3 km strike length in an east-west direction and was first explored by Brinex from 1967 through 1978. Mineralization occurs intermittently within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive. Soil geochemical surveys indicated a large anomaly over the known mineralization and led to the targeting and drilling of 17 diamond drill holes in 1977 for a cumulative total of 564 m. The Brinex drilling returned values up to 0.256 U_3O_8/16.5 m in drill hole 77-7 but these zones were not subsequently tested during follow up drilling and thus present clear targets in the White Bear area for future programs. During the course of 2005 field work, it was found that the highest scintillometer values, and therefore most intense uranium mineralization, were associated with strong to intense, pervasive hematite alteration in variably porphyritic felsic metavolcanics. The 14 samples collected during 2005 program returned a range of uranium values from 10.5 to 6680 ppm U.

Melody Hill Anomaly - A northeasterly trending zone of weak radioactivity, 8 x 1 km in size, straddles Melody Lake in the west central portion of the mineral tenure controlled by Aurora Energy Resources Inc. Within this zone, a 1.0 km dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 km northeast of Melody Lake. Historical results for these boulders include an average of 8.4% U_3O_8 from 27 boulders and a high of 28.2% U_3O_8 from a grab sample collected in 2004. Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U_3O_8/6.0m in DDH 80-44 on the shoreline suggest a possible source area below Melody Lake.

Michelin Deposit - This historic deposit, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., consists of several sub-parallel groups of mineralized zones along a strike length of 1200 metres and to local depths of 700 metres and is open in all directions. The mineralization is largely confined to 150-200 metre thick zone of visibly discernable hematite alteration within a coarse feldspar porphyritic quartz mylonite unit, the boundaries of the zone being essentially

conformable with S1 and lithologic contacts. The zones have an average grade of 0.12% U3O8, strike approximately 060°, dip about 55° southeast, and contains higher grade shoots which plunge steeply to the south-southwest, consistent with the regional plunge lineation. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade sub-intervals, separated by lower-grade or essentially un-mineralized material. The alteration zone is marked by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and locally pyrite. Uranium normally occurs in microscopic disseminations of uraninite associated with strong hematization.

New drilling by Aurora in 2005-2006 was successful in both confirming the known mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 700 metres. The best intersection came from DDH M05-006 which returned 0.1% U_3O_8/63.0m in the heart of the main plunging shoot at a vertical depth of 550 metres. A new 43-101 compliant resource calculation for the zone by Gary Giroux in January 2007 is shown below in **Section 12.4 in Table 12.1.**

Rainbow Deposit - The Rainbow Zone, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15%o U_3O_8 occurs over a strike length of 290 m and widths up to 15 m. The main lens as inferred by drilling was 140 m long by 2 to 15 m wide by 79 m deep and is open in all directions.

Michelin East Target – This area, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., was investigated by Brinex staff during the development of the neighboring Michelin Deposit and dozens of the 300 drill holes performed at Michelin fall within the Michelin East target area. Ground work resulted in the discovery of the Chitra Zone, Mikey Lake Zone, and Running Rabbit Zones and follow-up drilling partially tested these zones as well as the a number of the known radiometric anomalies. The best results were **0.11% U_3O_8/6.7m** in DDH CH75-2 from the Chitra Zone.

12.0 EXPLORATION

12.1 2003 EXPLORATION WORK

The Fronteer-Altius Alliance (the "**Alliance**") was formed in February 2003 to evaluate the potential for iron oxide-copper-gold mineralization in the eastern part of the Central Mineral Belt. The Alliance subsequently acquired eight mineral licenses through staking in March 2003 and then carried out a limited field visit in July 2003 with Fronteer and Altius personnel to examine and sample the historical metal occurrences on, and adjacent to, the newly acquired mineral land tenure.

On the basis of the observance of widespread hematite alteration and chlorite + epidote + actinolite alteration during the July 2003 field visit, six additional mineral licenses were acquired in October 2003 to blanket the Aillik and Post Hill Groups of rocks and an airborne magnetic and radiometric survey was recommended for the 2004 to cover the entire claim group.

12.2 2004 EXPL0RATION WORK

A **12,800 line-km** high resolution airborne magnetometer and gamma-ray spectrometer survey was completed by Fugro Airborne Surveys Corporation on behalf of the Alliance during the summer of 2004. The block of ground surveyed was approximately 70 by 20 km in size and covered the most of the Kitts-Michelin uranium district. Fixed wing and helicopter components to the survey were flown on a line spacing of 200 m. The aanomalies generated by the airborne survey were then prospected, evaluated and ranked in the field by Fronteer and Altius personnel during September 2004. By the end of 2004, approximately $1.06 million had been invested in the project since its inception in February 2003.

The results of the 2004 airborne survey were very encouraging and showed a dozen discreet ovoid-shaped U/Th radiometric anomalies within the Kitts-Michelin uranium district of Labrador. Many of these anomalies pinpointed the location of uranium occurrences such as the Gear, Nash, Inda, Rainbow, and Michelin deposits discovered by Brinex during the late 1960's. Other anomalies of large area and amplitude comparable to that of the Michelin deposit were outlined at Jacques Lake and Otter Lake where mineralization had not been previously drilled.

Findings from the ground follow-up in September 2004 included the following:

a) The uranium mineralization throughout the district is contained in hydrothermal breccias associated with more regionally distributed hematite-albite alteration and most frequently developed in gneiss of the Paleoproterozoic Post Hill and Aillik groups.
b) Radioactivity found on an outcrop scale typically consists of multiple intervals with uranium content of about 0.1 weight % U_3O_8 (or radioactivity of several

thousand counts per second) over widths of one to two metres but these intervals were found to be discontinuous along strike.

c) The spherical shape of the airborne radiometric anomalies suggests local thickening of mineralization along more extensive planar zones of discontinuous radioactivity. Structural controls to account for local thickening of the zones of mineralization and for the steep southwest plunge of the mineralization are inferred.
d) Mineralization found in dispersal trains of float commonly exceeds that located in bedrock by an order of magnitude. The exploration record for the Kitts – Michelin area has demonstrated that mineralised float is commonly locally derived. Consequently, discovery of the source of better quality mineralization found in float is the challenge for current exploration programs.
e) Trace element geochemistry of uranium mineralization indicates a strong positive correlation with lead content presumably as the result of the accumulation of radiogenic lead. Although assemblages containing pyrrhotite, pyrite, chalcopyrite, galena, sphalerite or molybdenite have been reported in association with uranium mineralization throughout the district, the content of Cu, Zn and Mo are poorly correlated with uranium content in rock samples. Possibly, uraniferous mineralization is the product of a separate hydrothermal event.

Based on the results of the airborne radiometric survey and the subsequent ground follow-up, the Post Hill, Jacques Lake, Otter Lake–White Bear Lake, Michelin, and Melody Hill areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization. A **$5 million (Can)** follow-up program was recommended for 2005 to include:

a) The compilation of all historic Brinex field data in digital form.
b) The digital modeling of the known uranium prospects with historical estimates.
c) The continuing consultation process with local coastal communities and government.
d) A preliminary baseline environmental study of the Michelin site and proposed drill areas.
e) The acquisition of satellite imagery of the area for ground control.
f) The completion of an infill airborne radiometrics and magnetic survey at 50 metre line spacing for the individual project areas
g) The completion of geological and geochemical surveys over the project areas.
h) 10,000 metres of diamond drilling to test targets at Michelin, Jacques Lake and Otter Lake.

12.3 2005 EXPLORATION WORK

As a follow-up to the positive results generated by the 2003 and 2004 field exploration programs carried out by the Fronteer-Altius Alliance, an aggressive **$5 million** work program was carried out in 2005 under the banner of the newly formed Aurora Energy Resources Inc. This work included:

a) **5,783 line-km** of detailed airborne magnetic and radiometric surveying on 50 metres line spacings by Fugro Airborne Survey Corporation over the Michelin, Jacques Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas in July/August 2005.
b) **IKONOS air photo imagery capture** and **geological mapping/geochemical sampling/scintillometer surveys (grid and boulder)/track etch surveying** by Aurora personnel at the Michelin, Michelin East, Otter Lake, Jacques Lake, White Bear Lake, Melody Hill and Inda Lake Trend target areas in July/August/September 2005.
c) A **9,402 m 27-hole diamond drill program** carried out by Falcon Drilling using two helicopter-supported fly drills from late August to early November 2005 with focus on the Michelin, Otter and Jacques Lake target areas.

The 2005 Field Program was highly successful in extending both the known zone of mineralization at the historic Michelin Uranium Deposit and also discovering new zones in the CMB District through the application of modern ideas and exploration technologies. A brief summary of these findings is given below. The complete results from the 2005 Work Program can be found in the 43-101 report submitted to SEDAR in January 2006 on behalf of Aurora Energy Resources Inc. (Wilton and Cunningham-Dunlop, 2006).

a) Michelin Uranium Deposit

The 2005 drill campaign successfully confirmed the presence of uranium mineralization in the upper portion the historic Michelin A Zone as documented in the previous work by Brinex. The lithologies and assay intercepts in the two new twin holes, TWM05-092 and TWM05-0174, showed an excellent correlation to those reported in the original holes, M-70-92 and M-76-174, providing Aurora staff with a high level of confidence in the caliber of the work carried out by Brinex.

Of the seven holes drilled on the down-plunge extension of the Michelin A Zone, all seven intersected the Michelin mineralization where projected, with comparable and/or higher grades and/or widths to those holes that pierced the upper portion of the zone (*i.e.* **0.11% U_3O_8/63.45 m** in DDH M05-006). As a result of this work, the Michelin A Zone was extended from a vertical depth of 250 m to almost 700 m, translating into a new dip length of almost 1000 m. Further work was recommended to test the vertical and strike extent of the zone.

b) Otter Lake Target

The Otter Lake Target Area was drill tested for the first time in the fall of 2005 as a follow-up to an aggressive summer field program. The Otter Lake target was characterized by a broad 3 km^2 radiometric anomaly with over 700 widespread radioactive boulders and less than 5% bedrock exposure.

Aurora intersected anomalous levels of uranium in four of ten drill holes completed during the drill program in three distinct areas within the main radiometric anomaly. The most encouraging results came from Otter South, where DDH OL-05-04 intersected **1.0% U_3O_8/0.50 m** as well as a separate interval assaying **0.14% U_3O_8 over 1.0 m**. The mineralization within this high grade interval was hosted within a deep red, very intensely hematite-altered, strongly foliated, fine-grained, weakly feldspar porphyritic, felsic metavolcanic unit with abundant fine magnetite, pyrite and chlorite as veinlets. Further work was recommended to test the strike and depth potential of this zone as well as remaining targets within the anomaly.

c) Jacques Lake Target

As with Otter Lake, the 2005 drilling program at Jacques Lake was also the first drilling campaign completed in this area. The Jacques Lake Target was defined by a 4 km long x 400 m wide airborne radiometric anomaly, underlain by a high strain zone in intermediate metamorphosed volcanics with abundant magnetite alteration. Uranium mineralization in outcrop had also been mapped at the south-western end of this anomaly over a strike length of approximately 220 m in the northeastern-southwestern direction.

The 2005 drilling targeted the main anomaly and its subsidiary branches and was successful in delineating uranium mineralization over a strike length of 180 m and at a vertical depth of 20-80 m in four of seven holes. The most significant result was returned in DDH JL05-05 with a maximum of **0.10% U_3O_8/9.2 m** in JL05-05 on the southern end of the western branch of the anomaly. Intercepts of **0.10% U_3O_8/5.0 m, 0.10% U_3O_8/3.0 m, and 0.10% U_3O_8/4.0 m** in holes DDH JL05-01, 02 and 03 on the eastern branch of the anomaly were also returned making this a successful first pass test on the target. Further drilling was recommended to follow up on this target

Based on the results of the 2005 Exploration Program, a further **$14.5 million** program was recommended for 2006 to identify a single large economic deposit, or series of deposits, in the CMB.

The 2006 proposed work included:

a) The metallurgical testing of core rejects from the 2005 drilling campaign at Lakefield Research (February-March, 2006).
b) A 40,000 m diamond drill program at Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Rainbow, Melody Hill, and Inda Lake Trend (April-September, 2006).
c) An ongoing geological mapping and geochemical sampling program throughout the claim group (June-October, 2006).
d) A gravity survey at Melody Hill to identify the source of high grade boulders (April, 2006)
e) An environmental baseline survey and ongoing monitoring program (April-October, 2006)
f) An updated resource calculation and economic study of Michelin deposit (Jan 2007).

12.4 2006 EXPLORATION WORK

The recommended **$14.5 million (Can) program** was carried out by Aurora Energy Resources Inc. in 2006 to further evaluate key targets within the CMB Uranium Property. This work included:

a) A **46,078 m 120-hole diamond drill program** carried out by Falcon Drilling using up to six helicopter-supported fly drills from May 9th, 2006 to November 7th, 2006 with focus on the Michelin Main, Jacques Lake, White Bear, Gear, Inda, and Nash targets.
b) Mapping and prospect sampling of the Aurora Corridor.
c) A **1360 station gravity survey** over the Melody Lake and Jamson areas.
d) Ongoing environmental baseline studies.
e) **Metallurgical testing** of ore from Michelin, Jacques Lake, and White Bear targets at SGS Laboratories in Lakefield, Ontario.
f) An **updated resource estimate** in January 2007.

Results from the 2006 Field Program were very positive with the best results to date being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake target area with comparable grades and widths of uranium mineralization to that of Michelin. A brief summary of the findings of the work program are given below. The complete results from the 2006 Work Program can be found in the 43-101 report submitted to SEDAR in March 2007 on behalf of Aurora Energy Resources Inc. (Wilton and Giroux, 2007).

a) Michelin Drilling

The delineation phase of the 2006 drilling program was successful in verifying the consistency of the area of mineralization indicated by the 2005 drilling, both in grade and thickness. The drilling showed that the separate mineralized lenses locally coalesce to form a single thicker lens, which defines a higher-grade core to the zone. Highlights included drill holes M06-013, M06-016 and M06-019 with true thicknesses of **42.0m of 0.21% U_3O_8**, **49.0m of 0.18% U_3O_8** and **36.0m of 0.24% U_3O_8** respectively. Near the margins of the zone, mineralization was observed to be restricted to the upper lens, resulting in narrower intersections, but generally of better than average grade; e.g. M06-020A with **5.0m true thickness of 0.20% U_3O_8**.

The deep exploration phase of the 2006 drilling campaign succeeded in extending the Main Zone mineralization an additional 250 metres down-plunge with eleven drill holes intersecting significant mineralization comparable to that found up-plunge. Drill holes M06-025, 039, 043 and 044 showed the higher-grade core extending down-plunge to the limits of drilling, although results were not quite as impressive as in drill holes M06-013, 016 and 019. Three drill holes, M06-022, 029 and 031 intersected narrow 1.0 to 1.5 metre thicknesses of mineralization defining the lower margin or "keel" of the Main Zone and suggesting a shallowing of the plunge with depth. The south-western limit of drilling showed an increase in the thickness, grade and consistency of the upper lens, while the lower lenses are very weak. This was demonstrated by drill holes M06-026, 032 and 043 with upper lens true thicknesses of **12.0m of 0.27% U_3O_8**, **17.0m of 0.26% U_3O_8** and **19.5m of 0.20% U_3O_8** respectively.

Two drill holes, M06-018 and M06-033, were drilled as exploration holes east of the Main Zone. M06-018 intersected **3.5m true thickness of 0.28% U_3O_8** at 360 metres vertical depth. M06-033 intersected **8.0m true thickness of 0.08% U_3O_8** at 610 metres vertical depth. These drill holes indicated that mineralization persists east of the Main Zone but the intersections are too distant from other drill holes to determine whether they represent the upper, middle or lower lenses. Further follow-up of this new Eastern Shoot would happen in 2007

As a result of the 2006 drilling, the uranium mineralization at Michelin was extended to a strike length of 1.2 kilometres and to a vertical depth of 750 metres vertical depth with a higher-grade core starting at about 330 metres vertical depth and continuing to the lower limit of drilling.

b) Jacques Lake Drilling

The 2006 drilling at Jacques Lake intersected anomalous zones of uranium mineralization over a strike length of approximately 500 m and to depth of 200 metres. These zones were found to be coincident with the known radiometric anomalies and then continued beyond these anomalies along a strong magnetic trend to the southwest. Uranium mineralization observed in Jacques Lake drill core was found to be associated with a fine-grained to aphanitic, highly strained to mylonitic metamorphosed intermediate volcanic unit with varying degrees of pervasive hematite with strong magnetite + actinolite + calcite +/- chlorite +/- pyrite veining. Anomalous intersections were generally broad and in excess of 10 m. DDH JL06-018, JL06-019 and JL06-020 returned the most significant results with intercepts up to **0.11 %U_3O_8/57.71 m.** Similarities with Michelin mineralization include variable hematite alteration within a strongly sheared host rock, however, the intensity of magnetite and calcite veining was observed to be much higher at Jacques Lake as well as an overall lower SiO_2 content in whole-rock geochemistry.

In light of the 2006 results from drilling at Jacques Lake, an intensive follow up drill program was recommended for 2007 to test the down-dip and down-plunge extension of existing mineralization as well as the possible strike extensions of the known mineralized zones.

c) White Bear Drilling

The 2006 field season saw 2.985.95 m of drilling in two drill phases at White Bear Lake. This work confirmed both the presence of bedrock uranium mineralization and verified the values returned in Brinex drilling from the late 1970s.

In Phase I, drill hole WB06-001 was drilled as a direct twin of Brinex drill hole 77-7. Results from the two holes correlated very well with approximately **0.25% U_3O_8 over 14.5m to 15m**. WB-06-002, 003 and 004 were drilled in the same vicinity but only patchy mineralization was revealed.

Phase II commenced approximately 650 m to the east towards the Burnt Lake granite intrusion. Ten drill holes were situated in this area to follow-up on Brinex drill holes and radioactive trenches. Correlation of mineralization between holes was inconsistent, possibly due to the late intrusion of the granite and the fluids associated with it. Three drill holes were also completed 1km to the west of the main drilling area but returned no significant results.

Despite the historic Brinex results being successfully confirmed, the continuity between mineralized zones was not established. Further drilling may help to better understand of the relationships between the lithologies, mineralization and the intrusion of the Burnt Lake granite.

d) Rainbow Drilling

The 2006 drill campaign was designed to confirm and expand the near surface Rainbow Zone, located 2 km to the southwest of the Michelin Deposit. Nine of fifteen drill holes intersected significant results including: **0.13% U_3O_8/18.80m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8/9.35m** in RZ06-002, **0.15% U_3O_8/7.7m** in RZ06-007, **0.42% U_3O_8/3.00m** in RZ06-011. As a result of the 2006 drilling, the mineralization was extended over a 300 m strike length and to a depth of 115.50 m though further drilling is to from a 43-101 compliant resource.

e) Inda Lake Trend

The Inda Lake Trend is a 7 km trend of uranium showings and deposits located on the boundary between the Post Hill group and the Aillik group in the northern portion of the CMB land package. Extensive historical work has located three highly prospective areas called the Gear, Inda and Nash prospects. Diamond drilling during the 2006 field season confirmed not only the presence of bedrock uranium in the Inda Lake Trend but also the potential for significant copper concentrations at the Gear target area. Highlights included **2.2% U_3O_8/3.62m** in I07-001 at the Inda prospect.

f) Melody Hill Gravity Survey

Results from the Phase I and II gravity surveys at Melody Lake showed a series of subtle gravity anomalies beneath Melody and Jamson Lakes coincident with uranium in lake sediment anomalies. It was recommended that these anomalies be drill tested from the ice during the winter of 2007.

g) Aurora River (now Aurora Corridor)

Mapping along the Aurora River Shear Zone in 2006 showed uranium mineralization to be strongly controlled by the shear zone fabric and related to the brecciation along the margins of felsic and mafic lithic domains, suggesting that the mineralization is late kinematic.

High assay values were returned from the surface trenches indicating the potential for economic mineralization at Aurora River. However, the subdued radiometric responses over the target areas did not seem to reflect the assay values. The reason for the reduced radiometric anomaly is not known, but it is speculated that the low abundance of boulders and significant swamp cover in the area may have reduce the airborne radiometric signature of bedrock hosted uranium mineralization.

Based on encouraging results returned by initial field checks in the 2006 field season, an aggressive initial drill program was recommended for 2007 to test the known zones of uranium mineralization.

g) Metallurgy

Metallurgical testing of samples from the Michelin, Jacques Lake, and White Bear targets was carried out at SGS Laboratories in Lakefield, Ontario. Testing showed uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests were also carried out at SGS including process mineralogy, comminution, physical concentration, and acid leaching.

h) Resource Update

An updated NI 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was also developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component by Gary Giroux, P. Eng. The breakdown of the resource categories is detailed in **Table 12.1** below.

Table 12.1: 2006 CMB Resource Summary

	Measured			Indicated			Inferred		
Deposit	**Tonnes**	**% U3O8**	**lbs U3O8**	**Tonnes**	**% U3O8**	**lbs U3O8**	**Tonnes**	**% U3O8**	**lbs U3O8**
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

** Open pit resource reported at 0.03% U_3O_8 cut-off*

*** Underground resource reported at a 0.05% U308 cut-off*

Based on the encouraging results from the 2006 work, a further **$21.25 million (Can) budget** was proposed for a two-phase program of work in 2007.

The 2007 Phase I Work Program included:

a) The development of the previously above mentioned NI 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target;
b) The ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and
c) Commence conceptual investigations into potential mining methods, infrastructure and environmental work.

The budget for the Proposed 2007 Phase I Work Program was **$0.5 million (Can).**

Assuming ongoing positive results from the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program was also recommended for Q2/3/4-2007. This included:

a) A 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas;
b) A geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and
c) An ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007).

The budget for the Proposed 2007 Phase II Work Program was **$20.75 million (Can).**

12.5 2005-2006 ENVIRONMENTAL BASELINE WORK

In 2005, Aurora Resources Energy Inc. contracted Earth Tech Canada to conduct an environmental assessment of the Michelin site prior to the initiation of the exploration drill program. This work included: review of background information on the study area, completion of an inspection of the Michelin area to assess current baseline conditions, completion of two sample sets (July and October 2005) of surface water and lake sediment sampling program in the area of Ranjan Lake and the adjacent lagoon; a Gamma Radiation survey of the waste rock pile, lagoon edges, roads and former building areas.

Field observations indicated that the Michelin study area was relatively clear of large amounts of waste materials.

A review of the surface water analytical data indicated that there was an increasing trend in concentrations of selected parameters between the July and October 2005 monitoring events. In July, values exceeding CCME guidelines were detected at one sample site located immediately below the waste rock pile. In October, values exceeding CCME Guidelines were observed for selected parameters at all sample sites (STN 1, STN 4, and STN 7).

A review of the sediment analytical data indicated that there was a reduction in concentrations in the 2005 data compared to the 1992 data from the same sampling locations.

Data obtained during the 2005 gamma survey generally indicated slightly higher radiation levels in the waste rock areas as compared to the previously reported 1992 decommissioning report data.

As a follow-up to the 2005 work, the 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. The program included the installation of three weather stations (Michelin, Jacques Lake and Postville) to collect temperature, precipitation, wind direction and velocity. The environmental baseline program also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plants samples (to supplement historic data).

Aurora Energy also contracted Gerald Penney Associates Limited of St. John's Newfoundland to conduct a Historic Resources Overview Assessment (Stage 1) of the drill site locations. No archaeological sites were found in the immediate proximity of the drill locations.

The 2007 Environmental Baseline work was initiated in September 2007 with wildlife studies, traditional knowledge surveys, and hydrological work. No data has been received to date.

13.0 DIAMOND DRILLING

From April 16th through October 31st, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, Melody Hill, Aurora Corridor, Burnt Brook, Gayle, Gear, Inda and Nash properties. A total of **134 diamond drill holes totaling 44,885.53 metres** were completed utilizing up to 11 helicopter-supported drill rigs from Falcon Drilling, Major Drilling and Springdale Drilling over the course of the program. This falls short of the 75,000 planned metres for a variety of reasons:

a) Delays in receiving drill permits from the Nunatsiavut Government and Provincial Governments due to the development of their new Standards for Mineral Exploration and Quarrying on Labrador Inuit Lands which was passed into law on March 30, 2007.
b) Severe winter conditions lasting well into May which slowed the construction drill pads and hampered drilling rates.
c) Delays in receiving new drill rigs on site from Major Drilling due to delays in manufacturing and shipping to site.
d) Slower than expected production due to experienced drilling crews and hard ground conditions.

A breakdown of the drilling by area is given in the following sections and details of the collar locations and assay composites constitute **Appendices II and III** of this report. Assay certificates are available on file at the Aurora Energy Resources Inc. office in Vancouver, BC.

13.1 Michelin Target Area

13.1.1 Introduction

The 2007 Michelin drill program started on June 10th and is still in progress at the time of writing of this report. It is expected to finish in late November. As of October 31, 2007, **43 diamond drill holes** totalling **16,707.98 m** of the budgeted **27,000 m** have been drilled in the Michelin Deposit area **(Figure 13.1)**. This total includes one hole that was extended from 2006, and two holes were aborted prior to intersecting the mineralized zone. Wedges and controlled drilling techniques were used in a number of holes in an attempt to better control the positioning of pierce points within the vertical longitudinal section but this also added to slower drilling production. A combination of Falcon, Major and Springdale drill rigs were used to complete this work and three Major and one Springdale drill rigs currently remain working on site.

Four phases of drilling were carried out to date in 2007: a) the Shallow Eastern Exploration Program; b) the Main Zone - Down-plunge Extension Program; c) the Eastern Shoot Down-plunge Extension Program; and d) the Confirmation Program. Drill hole locations are detailed on **Figure 13.1** and in **Table 13.1**.

Figure 13.1: Michelin Target Area, Plan Map of 2007 DDH Locations



Eastern Exploration
Metarhyolite
Confirmation Drilling
Eastern Shoot Down-plunge
Granodiorite
- monzonite
Main Zone Down-plunge
M07-048
M07-049
M07-052
M07-053
M07-054
M07-055
M07-057
M07-046
M07-047
M07-050
M07-062
M07-063
M07-064
M07-078
M07-076
M07-077
M07-058
M07-065
M07-066
M07-067
M07-081
M07-068
M07-068A
M07-071
M07-072
M07-074
M07-045
M07-051
M07-059
M07-061
M07-069
M07-070C
M07-070
M07-079
M07-075
M07-080
L6+00
L4+00
L2+00
L0+00
L4+00W
L6+00W
L8+00W
L10+00W
L12+00W
L14+00W
L16+00W
L18+00W
L20+00W

13.1.2 Eastern Exploration

11 drill holes totaling 1,674.69m were drilled to test the Michelin mineralized horizon to the east of the known deposit. These drill holes tested the horizon to a distance of 700 metres east of previous coverage and to shallow depths of a maximum of 150 metres vertically below surface.

Results of the drilling indicate that the Michelin horizon persists eastward with significant alteration but generally only weak radioactivity. Results were typically 20 to 30 metres of mineralized material assaying around 0.01% U_3O_8, with highs of **0.12% U_3O_8/1.60m** in DDH M07-047 and **0.10% U_3O_8/3.49m** in DDH M07-049.

Recommendations for this area are for a series of 200-metre spaced drill holes to continue testing the Michelin horizon to the east and at depth.

13.1.3 Main Zone Down-Plunge

13 drill holes totaling 7,222.84m were drilled to target the down-plunge of the Michelin Main Zone mineralization, including three drill holes that did not reach the target. The drill holes were widely spaced, and did not include any of the planned delineation drill holes.

The Main Zone Down-plunge Extension Program was still ongoing as of October 31st, and the drilling to date has succeeded in extending the Main Zone mineralization an additional 185 metres west of previous intercepts and to 900 metres vertical depth below surface. The deepest part of the resource now comprises an area 450 metres by 500 metres in size which is defined only by widely spaced drill holes. The zone remains open at depth.

Highlights from the drilling include: **0.11% U_3O_8/15.0m** in M07-059 and **0.12% U_3O_8/7.53m** in M07-051, extending the zone to a vertical depth of almost 800 metres. Other highlights include: **0.25% U_3O_8/9.5m** including **0.31% U_3O_8/7.5m** in M07-069 and **0.13% U_3O_8/5.61m** in M07-045A.

Drilling will continue on this zone for the remainder of November with one rig testing the deposit to a depth of approximately 1000 m.

13.1.4 Eastern Shoot Down-Plunge

16 drill holes totaling 7,480.97m were drilled to test the down-plunge of the Eastern Shoot, discovered in late 2006. The Eastern Shoot mineralization occurs 250 metres east of the Main Zone along the main mineralized horizon but is separated from the Main Zone by a narrow interval of un-mineralized material. The drill holes targeting the Eastern Shoot also cut the South Zone mineralization, as well as other smaller zones

Table 13.1: Summary of 2007 Michelin Drilling

Michelin Deposit

# Holes	Hole_ID	UTM_East	UTM_North	Grid_East	Grid_North	Elev. (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, zone 21									
Shallow Eastern Exploration									
1	M07-046	307634	6052819	-112	-60	338	329	-45	123.75
2	M07-047	307634	6052819	-112	-60	338	329	-75	154.23
3	M07-048	307820	6052920	100	-50	339	332	-45	137.77
4	M07-049	307820	6052920	100	-50	339	332	-75	182.88
5	M07-050	307634	6052819	-112	-60	338	329	-90	185.32
6	M07-052	307.82	6052920	100	-50	339	332	-90	93.57
7	M07-053	307910	6052963	200	-50	340	332	-45	93.27
8	M07-054	307910	6052963	200	-50	340	332	-85	108.81
9	M07-055	308045	6052920	300	-150	341	330	-45	214.88
10	M07-056	308045	6052920	300	-150	341	330	-80	165.33
11	M07-057	308259	6052942	501	-224	340	328	-62	214.88
Subtotal									**1,674.69**
Main Zone - Down-plunge Extension									
1	M07-045	306731	6051613	-1446	-752	342	316	-79	183.49
2	M07-051	306731	6051613	-1446	-752	342	311	-72	831.40
3	M07-059	306731	6051613	-1446	-752	342	311	-66	776.33
4	M07-061	306731	6051613	-1446	-752	342	316	-62	707.29
5	M07-069	306768	6051631	-1405	-753	342	318	-80	833.09
6	M07-070	306607	6051519	-1598	-782	341	326	-78	867.02
7	M07-070A	306607	6051519	-1598	-782	341	326	-78	308.54
8	M07-070B	306607	6051519	-1598	-782	341	326	-78	15.00
9	M07-070C	306607	6051519	-1598	-782	341	326	-78	266.00
10	M07-075	306559	6051401	-1693	-866	343	322	-85	776.18
11	M07-075A	306559	6051401	-1693	-866	343	322	-85	560.50
12	M07-079*	306607	6051519	-1598	-782	341	326	-71	553.00
13	M07-080*	306798	6051373	-1489	-997	349.6	322	-79	545.00
Subtotal									**7,222.84**
Eastern Shoot - Down-plunge Extension									
1	M07-058	307379	6052218	-601	-491	352	332	-50	504.14
2	M07-060	307379	6052218	-601	-491	352	332	-65	98.76
3	M07-060A	307379	6052218	-601	-491	352	332	-68	537.67
4	M07-065	307294	6052158	-704	-508	348	332	-53	549.55
5	M07-066	307294	6052158	-704	-508	348	332	-59	556.26
6	M07-067	307294	6052158	-704	-508	348	332	-65	559.56
7	M07-068	307215	6052122	-791	-506	346	328	-55	175.26
8	M07-068A	307215	6052122	-791	-506	346	328	-55	508.41
9	M07-071	307215	6052122	-791	-506	346	328	-63	276.76
10	M07-072	307215	6052122	-791	-506	346	328	-73	612.04
11	M07-073	307479	6052250	-498	-506	354	330	-54	539.84
12	M07-074	307215	6052122	-791	-506	346	328	-66	569.72
13	M07-076	307479	6052250	-498	-506	354	328	-65	601.00
14	M07-077	307479	6052250	-498	-506	354	330	-76	691.00
15	M07-078	307556	6052316	-401	-481	348	330	-56	568.00
16	M07-081*	307431	6052096	-609	-624	359	326	-64	133.00
Subtotal	* denotes hole in progress at time of writing of report								**7,480.97**
Confirmation Drilling									
1	M07-062	306993	6052545	-806	-27	334	332	-90	148.74
2	M07-063	306993	6052545	-806	-27	334	332	-65	99.97
3	M07-064	306993	6052545	-806	-27	334	332	-45	80.77
Subtotal									**329.48**
Total Michelin Drilling									
Total									**16,707.98**

of hanging wall mineralization. Three of the 16 drill holes were lost before reaching the mineralized zone.

The Eastern Shoot Down-plunge Extension Program was still ongoing as of October 31st, and the drilling to date has now traced the Eastern Shoot over a horizontal distance of 300 metres and to a vertical depth of 600 metres. The mineralization is generally six to sixteen metres thick with typical Michelin grades, characteristics, and geometry. The mineralization remains open down plunge where it may merge with the Main Zone.

Highlights from the 2007 drilling include: **0.09% U_3O_8/11.69m** including **0.17% U_3O_8/5.01m** in M07-058; **0.16% U_3O_8/6.8m** in M0-60A; **0.16% U_3O_8/6.53m** in M07-065; **0.15% U_3O_8/8.91m** in M07-066; and **0.24% U_3O_8/10.1m** in M07-072.

13.1.5 Confirmation Drilling

Three drill holes totaling 329.48m were drilled to validate the near-surface diamond drill results reported by Brinex from their 1970's exploration. This is part of an ongoing program designed to validate approximately 10% of the historic resource defined by the Brinex drilling; fourteen drill holes remain to be completed on this program. The area of confirmation all falls within the scope of the proposed open pit resource.

The Confirmation Drill Program was also ongoing as of October 31st, but results to date indicate the mineralization cored in the three 2007 holes compares favourably with adjacent Brinex intercepts. Highlights include: **0.06% U_3O_8/44.92m** including **0.11% U_3O_8/17.69m** in M07-062; **0.06% U_3O_8/39.31m** including **0.10% U_3O_8/15.14m** in M07-063; and **0.06% U_3O_8/33.42m** including **0.11% U_3O_8/8.22m** in M07-064.

Drilling will continue on this program for the remainder of November with one rig drilling off a small portion of the historic resource on 30 to 50 metre centres.

13.1.6 Discussion

Drilling to date in 2007 has been very successful in extending both the Main Zone and the Eastern Shoot to vertical depths of 900 metres and 600 metres respectively and both zones remain open down-plunge to the southwest. Drilling will continue to focus on these two zones for the remainder of November with two core rigs, while the other two rigs will focus on testing potential for a possible Western Shoot, and the aforementioned confirmation drilling of the historic resource.

Ongoing work in 2008 should concentrate on tightening the drill spacing throughout the resource to move the inferred portions of the resource to the indicted category in advance of any pre-feasibility work. Exploration should also continue chasing the down plunge extensions of both zones, as well as searching for similarly plunging shoots in the immediate area.

Figure13.2: Michelin Main Property DDH Section 9+40W
(with major lithological units and assay histograms)



Lithology Legend
aurora
DDH Section 9+40W
Michelin Main Property
Central Mineral Belt
Labrador

Figure 13.3: Michelin Target Area, DDH Vertical Section



SW
NE
250 m
0 m
-250 m
-500 m
M07-064
M07-063
M07-062
M07-068A
M07-065
M07-073
M07-066
M07-074
M07-067
M07-060A
M07-072
M07-061
M07-059
M07-051
M07-045A
M07-070
M07-069
%U308 x True Thickness
Drill Holes by year
Brinex (1969-79) (211)
2005 (9)
2006 (34)
2007 (29)
0 125 250
meters
-1000 mE
-750 mE
-500 mE
aurora
energy to change the world

Minimum Curvature - 5m Internal Tension 0.3 Grade Cutoff

Table 13.2: Summary of 2007 Michelin Assay Composites

Hole ID	From (m)	To (m)	Length (m)	% U3O8
M07-045A	761.09	766.70	5.61	0.13
Incl	762.09	763.01	0.92	0.22
M07-046	69.40	70.40	1.00	0.03
M07-047	103.76	105.36	1.60	0.12
M07-048	40.33	42.33	2.00	0.04
M07-049	51.04	54.53	3.49	0.10
Incl	53.78	54.53	0.75	0.16
M07-050	NSV			
M07-051	722.24	729.77	7.53	0.12
Incl	722.24	723.38	1.14	0.34
Incl	725.38	726.77	1.39	0.17
M07-052	NSV			
M07-053	NSV			
M07-054	NSV			
M07-055	NSV			
M07-056	159.95	160.85	0.90	0.03
M07-057	NSV			
M07-058	437.24	448.93	11.69	0.09
Incl	439.12	444.13	5.01	0.17
Incl	440.12	443.12	3.00	0.20
M07-059	654.92	669.92	15.00	0.11
Incl	654.92	659.92	5.00	0.14
Incl	654.92	655.92	1.00	0.21
Incl	662.76	664.76	2.00	0.16
M07-060A	501.00	507.80	6.80	0.16
Incl	504.00	506.00	2.00	0.24
M07-061	NSV			
M07-062	31.01	75.93	44.92	0.06
Incl	32.51	50.20	17.69	0.11
Incl	43.84	49.18	5.34	0.23
Incl	54.92	56.42	1.50	0.10
And	88.83	92.34	3.51	0.20
M07-063	24.26	63.57	39.31	0.06
Incl	25.76	40.90	15.14	0.10
Incl	31.29	34.89	3.60	0.25
Incl	50.69	52.76	2.07	0.11
Incl	62.51	63.57	1.06	0.19
M07-064*	20.98	54.40	33.42	0.06
	*5 feet missing - drilled through Brinex adit			
Incl	22.83	33.81	10.98	0.09
Incl	24.04	28.96	4.92	0.14
Incl	27.70	28.96	1.26	0.24
Incl	46.18	54.40	8.22	0.11
Incl	48.68	51.18	2.50	0.20
M07-065	374.18	378.22	4.04	0.08
Incl	374.18	376.72	2.54	0.11

Incl	374.18	375.12	0.94	0.20
And	452.90	459.43	6.53	0.16
Incl	453.77	455.47	1.70	0.30
And	473.13	478.37	5.24	0.06
Incl	473.13	474.63	1.50	0.10
Incl	477.37	478.37	1.00	0.10
M07-066	476.31	485.22	8.91	0.15
Incl	479.31	485.22	5.91	0.20
Incl	480.22	481.22	1.00	0.38
Incl	483.22	484.22	1.00	0.31
M07-067	509.41	509.91	0.50	0.16
And	515.19	532.88	17.69	0.06
Incl	515.19	520.50	5.31	0.11
And Incl	517.65	519.07	1.42	0.16
M07-068A	444.54	445.54	1.00	0.04
and	446.54	447.60	1.06	0.03
M07-069	757.90	767.40	9.50	0.25
Incl	758.90	766.40	7.50	0.31
Incl	758.90	759.40	0.50	1.80
M07-070	NSV			
M07-072	423.80	429.88	6.08	0.06
And	547.40	557.50	10.10	0.24
Incl	550.50	553.50	3.00	0.25
Incl	554.50	557.50	3.00	0.39
M07-073	283.00	284.00	1.00	0.13
And	326.00	329.00	3.00	0.07
And	455.00	457.00	2.00	0.09
M07-074	495.07	499.30	4.23	0.08
Incl	498.71	499.30	0.59	0.16
And	511.80	512.80	1.00	0.09
M07-075	Assays pending at time of writing of report			
M07-076	Assays pending at time of writing of report			
M07-077	Assays pending at time of writing of report			
M07-078	Assays pending at time of writing of report			
M07-079	Drill hole in progress at time of writing of report			
M07-080	Drill hole in progress at time of writing of report			
M07-081	Drill hole in progress at time of writing of report			

13.2 JACQUES LAKE TARGET AREA

13.2.1 Introduction

A diamond drilling program consisting of 22,000 metres was proposed for the Jacques Lake deposit in 2007. The focus of the proposed program was to test for additional mineralization down-dip and down-plunge to the south west of the existing resource area at the deposit.

A total of **29 drill holes** with a cumulative length of **14,209.00 m** were completed on the Jacques Lake target **(Figure 13.4 and Table 13.3)** between April 27th 2007 and October 31st 2007 using up to four helicopter-supported drill rigs from Falcon Drilling. Drilling was focused on exploring for down-dip and down-plunge extensions to the deposit. Drill holes were oriented at 315° azimuth to intercept mineralization a roughly perpendicular orientation.

The shortcomings of the actual drilling meterage versus the proposed drill metreage were due to early season weather delays, mechanical breakdown delays, and chronic drill crew shortages.

13.2.2 Discussion

The 2007 drill program was successful in expanding the Jacques Lake deposit further to the west and down-dip **(Figure 13.5 and 13.6 and Table 13.4)**. The 2007 drill program also added confidence to the understanding of the fold interference causing thickening of the mineralized zone. Intervals of uranium mineralization intersected to date in 2007 continue to be of comparable width and grade to those cut in 2006.

Highlights from 2007 drilling include: DDH **JL07-070** which intersected **0.12%U_3O_8/17.0m** approximately 100m down plunge from the existing resource block. Other results include: **0.15% U_3O_8/15.02m** including **0.21% U_3O_8/7.00m** in JL07-061; **011% U_3O_8/26.00m** in JL07-062; and **0.12% U_3O_8/42.50m** in JL07-066.

Work in 2008 should continue to focus on following the down-plunge extension of the zone to the southwest and also adding additional infill holes in the inferred resource.

Figure 13.4: Jacques Lake Target Area, Plan Map of 2007 DDH Locations


332,600 mE
332,700 mE
332,800 mE
332,900 mE
333,000 mE
333,100 mE
333,200 mE
333,300 mE
333,400 mE
6,066,300 mN
6,066,200 mN
6,066,100 mN
6,066,000 mN
6,065,900 mN
6,065,800 mN
JL06-048
JL05-002
JL06-010
JL06-011
JL06-051
JL06-043
JL06-018/019/020
JL05-001
JL06-008
JL07-058A
JL07-059
JL06-028/030
JL06-045
JL06-044
JL06-032/034/035
JL07-068
JL07-060/061/062
JL07-053/055/057
JL07-063/065/067
JL07-052/054/056/064/066
JL07-070
JL07-071/075
JL07-069
JL07-072/073
JL07-074
JL07-077/078
JL07-076
JL07-079

Table 13.3: Summary of 2007 Jacques Lake Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Jacques Lake Data = NAD 83, zone 21							
1	JL07-052	333132	6066001	270	315	-55	550.16
2	JL07-053	333176	6066031	283	315	-55	541.02
3	JL07-054	333132	6066001	270	315	-68	799.19
4	JL07-055	333176	6066031	283	315	-68	736.09
5	JL07-056	333132	6066001	270	315	-80	1,061.62
6	JL07-057	333176	6066031	283	315	-80	1,075.25
7	JL07-058	332848	6066173	191	315	-45	104.90
8	JL07-058A	332848	6066173	191	315	-45	257.56
9	JL07-059	332778	6066146	189	315	-45	226.47
10	JL07-060	332893	6066044	223	315	-50	339.84
11	JL07-061	332893	6066044	223	315	-60	373.68
12	JL07-062	332893	6066044	223	315	-75	380.09
13	JL07-063	332853	6066004	223	315	-50	355.40
14	JL07-064*	333132	6066001	270	315	-45	183.48
15	JL07-065	332853	6066004	223	315	-60	372.16
16	JL07-066	333132	6066001	270	300	-50	557.78
17	JL07-067	332853	6066004	223	315	-75	395.63
18	JL07-068	332931	6066083	235	315	-50	349.61
19	JL07-069	332778	6065935	209	315	-45	377.04
20	JL07-070	332962	6065972	235	315	-75	477.93
21	JL07-071	333104	6065963	258	300	-50	504.75
22	JL07-072	332900	6065894	229	315	-60	593.01
23	JL07-073	332900	6065894	229	315	-50	439.83
24	JL07-074	332813	6065878	211	310	-60	440.44
25	JL07-075	333104	6065963	258	300	-68	610.82
26	JL07-076	332749	6065799	207	325	-57	465.73
27	JL07-077*	333094	6065803	230	315	-48	215.49
28	JL07-078	333094	6065803	230	315	-56	691.29
29	JL07-079	333041	6065743	233	315	-56	732.74
Total							**14,209.00**

* denotes abandoned drill hole

Figure 13.5: Jacques Lake Target Area, DDH Cross-Section JL06-018, 019, 020



-100 mE
0 mE
100 mE
200 mE
300 mE
400 mE
200 mN
100 mN
0 mN
-100 mN
Ore Zone
JL-06-18
JL-06-19
JL-06-20
JL-06-18
318.52m
JL-06-20
318.92m
JL-06-19
398.07m
2006 CMB Project
Jacques Lake Target
Drill Section with Geology
and ore zone
looking ~45 degrees

Figure 13.6: Jacques Lake Target Area, DDH Vertical Section



200 elev
100 elev
0 elev
-100 elev
800 mE
900 mE
1000 mE
1100 mE
1200 mE
200 mN
100 mN
-100 mN
JL07-059
JL06-032
JL06-034
JL06-035
JL07-058A
JL06-022
JL06-043
JL06-018
JL06-028
JL06-019
JL06-030
JL06-020
JL06-045
JL07-066
JL07-063
JL07-060
JL06-023A
JL07-061
JL07-065
JL07-067
JL07-062
JL07-069
JL06-047
JL07-070
JL06-016
JL06-024A
JL06-017
JL06-021
JL06-026
JL06-050
JL06-049
JL07-052
JL07-054
JL06-048
JL05-001
JL06-014
JL06-015
JL05-003
JL07-053
JL06-009
JL07-055
JL06-008
Open
0
50
100
metres
%U308 x True Thickness
7
6
5
4
3
2
1
0.5
Drill Holes by Year
2005 (3)
2006 (28)
2007 (15)
aurora
aurora energy resources inc.

Minimum Curvature Grid 1 m Cell Size, Interior Tension 15

Table13.4: Summary of 2007 Jacques Lake Assay Composites

Hole ID	From	To	Interval	%U3O8
JL07-052	295.96	296.96	1.00	0.08
and	408.50	413.50	5.00	0.06
JL07-053	306.50	312.50	6.00	0.06
incl.	309.43	310.00	0.57	0.14
and	397.00	398.00	1.00	0.04
and	444.47	445.50	1.03	0.06
and	448.50	448.95	0.45	0.06
JL07-054	310.00	311.00	1.00	0.03
JL07-055	362.11	363.11	1.00	0.06
and	378.72	379.72	1.00	0.07
and	499.75	500.75	1.00	0.05
JL07-057	895.50	897.50	2.00	0.07
JL07-058	17.00	24.00	7.00	0.09
incl.	19.00	20.00	1.00	0.20
and	30.00	33.50	3.50	0.05
incl.	32.50	33.50	1.00	0.10
and	95.00	97.00	2.00	0.05
JL07-058A	16.24	23.24	7.00	0.09
incl.	17.24	20.24	3.00	0.15
and	25.24	26.24	1.00	0.08
and	32.25	34.64	2.39	0.09
and	125.50	126.50	1.00	0.03
and	191.00	192.00	1.00	0.05
JL07-059	90.50	92.50	2.00	0.08
JL07-060	120.28	133.50	13.22	0.09
incl.	120.28	124.50	4.00	0.15
and incl	126.50	127.50	1.00	0.22
and	158.88	159.88	1.00	0.04
and	190.50	192.50	2.00	0.04
and	195.50	195.60	0.10	0.04
and	215.25	225.60	10.35	0.05
incl.	220.60	221.60	1.00	0.12
and	242.00	253.00	11.00	0.12
incl.	243.00	244.00	1.00	0.25
incl.	246.00	251.00	5.00	0.15
and	270.95	273.95	3.00	0.07
and	296.75	304.50	7.75	0.03
JL07-061	126.37	141.39	15.02	0.15
incl.	126.37	133.37	7.00	0.21
and	172.04	172.52	0.48	0.08
and	224.11	229.96	5.85	0.06
incl.	228.96	229.96	1.00	0.17
and	233.96	234.96	1.00	0.56
and	237.96	238.96	1.00	0.04
and	256.36	257.11	0.75	0.15
and	288.95	293.20	4.25	0.18
JL07-062	164.00	190.00	26.00	0.11

incl.	166.00	168.00	2.00	0.14
incl.	174.00	177.00	3.00	0.21
incl.	180.00	181.00	1.00	0.20
incl.	188.00	189.00	1.00	0.19
and	230.00	233.00	3.00	0.11
incl.	232.00	233.00	1.00	0.19
JL07-065	119.00	135.50	16.50	0.09
incl.	119.00	121.00	2.00	0.20
incl.	124.00	127.47	3.47	0.19
and	263.00	264.00	1.00	0.04
and	269.00	270.00	1.00	0.04
and	274.50	284.31	9.81	0.07
incl.	281.00	284.31	3.31	0.12
JL07-066	370.00	412.50	42.50	0.12
incl.	370.00	373.00	3.00	0.23
incl.	374.40	375.00	0.60	0.19
incl.	384.00	385.00	1.00	0.17
incl.	387.50	390.85	3.35	0.37
incl.	392.50	397.50	5.00	0.27
incl.	400.50	401.50	1.00	0.15
incl.	404.50	406.50	2.00	0.20
JL07-067	155.81	158.00	2.19	0.05
and	169.75	173.50	3.75	0.03
and	199.50	206.00	6.50	0.05
and	387.53	388.03	0.50	0.04
JL07-069	279.35	280.35	1.00	0.04
and	306.50	307.50	1.00	0.05
JL07-070	401.00	418.00	17.00	0.12
incl.	408.00	412.00	4.00	0.27
JL07-071	Assays pending at time of writing of report			
JL07-072	Assays pending at time of writing of report			
JL07-073	Assays pending at time of writing of report			
JL07-073	Assays pending at time of writing of report			
JL07-074	Assays pending at time of writing of report			
JL07-075	Assays pending at time of writing of report			
JL07-076	Assays pending at time of writing of report			
JL07-077	Assays pending at time of writing of report			
JL07-078	Assays pending at time of writing of report			
JL07-079	Assays pending at time of writing of report			

13.3 MELODY LAKE TARGET AREA

13.3.1 Introduction

At total of 4,000 metres were originally budgeted to test the Melody Hill target during the 2007 field season. The focus of the planned program was to test coincident gravity and uranium-in-lake-sediment anomalies beneath Melody and Jamson Lakes via drill setups on the ice, and to also follow up encouraging drill results from Brinex drilling in the late 1970's near the eastern shore of Melody Lake.

A total of **14 drills holes totaling 3,376.17 metres** were drilled on the Melody and Jamson Lake targets between April 16, 2007 and June 9th, 2007 using two helicopter-supported drill rigs from Falcon Drilling. Details concerning the individual holes are listed below in **Table 13.5** and also shown in **Figures 13.7 and 13.8**.

Table 13.5: Summary of 2007 Melody Hill Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Zone	Elev. (m)	Azimuth	Dip	TD (m)
ML Data = NAD 83, zone 20 & 21								
1	**ML07-001**	692069	6063574	20	~270	72.5	-45.5	304.80
2	**ML07-002**	692068	6063575	20	~270	350	-45	18.90
3	**ML07-003**	692068	6063575	20	~270	350	-55	16.80
4	**ML07-004**	692068	6063575	20	~270	350	-60	365.85
5	**ML07-005**	698068	6063572	20	~270	170	-55	342.60
6	**ML07-006**	692393	6063096	20	~265	45	-45	305.71
7	**ML07-007**	693436	6062169	20	~265	161	-45	306.93
8	**ML07-008**	306605	6061953	21	~200	235	-45	21.34
9	**ML07-009**	306605	6061953	21	~200	235	-50	301.14
10	**ML07-010**	693436	6062169	20	~200	161	-85	163.37
11	**ML07-011**	306605	6061953	21	~200	163	-45	285.60
12	**ML07-012**	693436	6062169	20	~200	115	-45	272.49
13	**ML07-013**	693436	6062169	20	~200	330	-45	304.88
14	**ML07-014**	306605	6061953	21	~200	163	-60	365.76
Total								**3,376.17**

Figure 13.7: Melody Lake Target Area, Plan Map of 2007 DDH Locations – Jamson Lake


Figure 2: Jamson Lake drill hole locations with magnetics and gravity contours
ML07-006
400

Figure 13.8: Melody Lake Target Area, Plan Map of 2007 DDH Location – Melody Lake


Figure 3: Melody Lake drill hole locations with magnetics and gravity contours
ML07-012
ML07-009
ML07-011
meters

13.3.2 Discussion

Drilling was originally to have been carried out from the ice of Melody and Jamson Lakes but delays in receiving drill permits and the subsequent rapidly deterioration of the ice conditions, resulted in a relocation to less desirable land based sites, much further from the planned targets. A total of 7 land based sites were selected on the northern and southern shores Jamson Lake and eastern shore of Melody Lake in order to test the chosen targets.

Drilling returned generally disappointing results, with only spot highs being intersected in holes M07-007 and M07-011. Mineralization intersected was hosted in fractured granitoid rocks, with no discernable deformation or alteration associated with the mineralized zones. It is believed that due to the inability to drill from the ideal locations on the ice, the targets were not adequately tested.

Table 13.6: Summary of 2006 Melody Hill Assay Composites

Hole ID	From	To	%U3O8	Interval
ML07-001	NSV			
ML07-002	NSV			
ML07-003	NSV			
ML07-004	NSV			
ML07-005	NSV			
ML07-006	NSV			
ML07-007	41.35	42.05	0.073	0.70
ML07-008	NSV			
ML07-009	NSV			
ML07-010	NSV			
ML07-011	52.29	53.29	0.054	1.00
and	60.41	61.41	0.105	1.00
and	108.81	109.44	0.089	0.63
ML07-012	NSV			
ML07-013	NSV			
ML07-014	NSV			

(NSV = no significant results)

The drilling of these anomalies may be revisited in 2008 but the given the nature of the mineralization observed in the 2007 drill holes and its location beneath Melody and Jamson Lakes, this remains a challenging target.

13.4 AURORA CORRIDOR TARGET AREA

13.4.1 Introduction

The Aurora Corridor target area is located approximately 10km to the West of the Jacques Lake deposit, on the south western shore of Jacques Lake. Drill holes totaling 2,250 metres were originally proposed at the start of the exploration program to test the Aurora Corridor target. The target consisted of an east-west striking shear zone with a coincident magnetic anomaly with numerous occurrences of uranium mineralization along its length.

A total of **12 drill holes totaling 2,047.32 metres** were drilled between June 17, 2007 and August 1, 2007 and between October 22, 2007 and October 27, 2007 using up to helicopter-supported drill rigs from Falcon Drilling. Details concerning the individual holes are listed below in **Table 13.7** and also shown in **Figure 13.9**.

Table 13.7: Summary of 2007 Aurora Corridor Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
AC Data = NAD 83, zone 21							
1	**AR07-001**	321142	6060904	259	355	-45	99.36
2	**AR07-002**	321142	6060904	259	355	-75	319.74
3	**AR07-003**	321324	6060931	280	355	-45	373.67
4	**AR07-004**	321324	6060931	280	355	-75	93.27
5	**AR07-005**	321351	6060920	280	22	-45	104.24
6	**AR07-006**	321351	6060920	280	22	-51	96.62
7	**AR07-007**	321351	6060920	280	8	-45	102.72
8	**AR07-008**	322555	6060992	314	332	-45	255.12
9	**AR07-009**	322555	6060992	314	332	-75	93.57
10	**AR07-010**	322678	6061009	312	332	-45	163.07
11	**AR07-011**	322678	6061009	312	332	-75	146.91
12	**AR07-012**	321202	6060755	317	355	-45	199.03
Total							**2,047.32**

13.4.2 Discussion

Elevated to significant levels of uranium mineralization were intersected in 8 of the 12 holes drilled **(Table 13.8)**. Mineralization is typically hosted within strongly sheared, interlayered or transposed felsic and mafic metavolcanics. As at other target areas within the Central Mineral Belt property, significant levels of hematite + magnetite + albite alteration are observed in association with mineralized intervals.

Highlights from the drilling include: **0.11% U_3O_8/2.0m** and **0.19% U_3O_8/1.5m** including **0.48% U_3O_8/0.5m** in AR07-002; and **0.16% U_3O_8/1.5m** and **0.14% U_3O_8/2.0m** in AR07-011. These values are comparable to the initial shallow drill results from both the Michelin and Jacques Lake Deposits, and as a result, the entire Aurora Corridor warrants considerably more drilling in 2008.

Figure 13.9: Aurora Corridor Target Area, Plan Map of 2007 DDH Locations



Jacques Lake
Gayle
0.25%U3O8
Jacques Lake Deposit
Kathi
1.42%U3O8
Burnt Brook
0.54%U3O8
AURORA WEST
AR07-001
AR07-002
AR07-010
AR07-011
AR07-008
AR07-005
AR07-003
AR07-009
0
2.5
5
kilometres
(map base = Total Magnetic Intensity grid)

Table 13.8: Summary of 2007 Aurora Corridor Assay Composites

Hole ID	From	To	%U3O8	Interval
AR07-001	30.07	30.82	0.08	0.75
AR07-002	37.00	39.00	0.11	2.00
incl.	37.00	38.00	0.15	1.00
and	49.00	50.50	0.19	1.50
incl.	50.00	50.50	0.48	0.50
AR07-003	34.80	35.30	0.03	0.50
AR07-005	44.80	45.15	0.10	0.35
AR07-008	35.66	40.53	0.08	4.87
incl.	39.66	40.53	0.15	0.87
AR07-009	49.95	50.95	0.19	1.00
AR07-010	17.05	21.55	0.06	4.50
incl.	20.05	21.55	0.11	1.50
AR07-011	23.05	30.05	0.07	7.00
incl.	23.05	24.55	0.16	1.50
And incl.	28.05	30.05	0.14	2.00
AR07-012	Results Pending			

(NSV = no significant results)

13.5 BURNT BROOK TARGET AREA

13.5.1 Introduction

A total of 12 drill holes totaling 3,000 m were planned for the 2007 field season on the Burnt Brook Property, located 4.0 km southwest of the Jacques Lake Deposit. The goal of the 2007 drill program was to test known occurrences of outcropping uranium mineralization identified in the late 1970s through trenching and surface mapping within the same stratigraphic package as Jacques Lake. Particular attention was paid to targeting mapped folds in the area.

At total of **10 drill holes totaling 1,828.42 metres** were completed in the Burnt Brook area between September 21st through October 27th, 2007 using one helicopter-supported drill rig from Falcon Drilling. The drilling focused on undercutting a series of old trenches, as well as, testing a possible fold closure to the northeast.

Details of the 2007 drill holes are listed in **Table 13.3** and shown in **Figure 13.10.**

Table 13.9: Summary of 2007 Burnt Brook Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
BB Data = NAD 83, zone 21							
1	BB07-001	329741	6063335	257.8	310	-45	300.23
2	BB07-002	329776	6063300	244.8	310	-45	168.86
3	BB07-003	329776	6063300	244.8	310	-75	174.96
4	BB07-004	329684	6063249	255.6	310	-45	157.89
5	BB07-005	329727	6063215	250.8	310	-45	243.54
6	BB07-006	329900	6063290	240	290	-45	224.64
7	BB07-007	329938	6063328	245	310	-45	145.39
8	BB07-008	329938	6063328	245	310	-70	70.32
9	BB07-009	329906	6063202	233	310	-45	218.54
10	BB07-010	329848	6063373	245	310	-45	124.05
Total							1,828.42

13.5.2 Discussion

Assays for all 10 drill holes were still pending as of October 31, 2007 and as a result, no description of observed lithologies or mineralization intersected in those holes will be discussed in this report.

Recommendations for 2008 will be developed once the final assays are received.

Figure 13.10: Burnt Brook Target Area, Plan Map of 2007 DDH Locations



1150 mE
1100 mE
1050 mE
1000 mE
950 mE
329,600 mE
329,700 mE
329,800 mE
329,900 mE
6,063,400 mN
BBP-6
TR 17
Geology Legend
aurora
Burnt Brook Property 2007
DDH Plan and Geology

13.6 GAYLE TARGET AREA

13.6.1 Introduction

The Gayle target area is located approximately 1.5 kilometres to the west of the Jacques Lake deposit, and marks the eastern limits of what is referred to as the Aurora Corridor. A proposed diamond drilling program of 900 metres in 8 holes was recommended to test the Gayle target for subsurface extension to outcropping uranium mineralization identified by Brinex within hematized and albitized intermediate volcanic rocks.

A total of **8 drill holes totaling 961.33 metres** were completed in the Gayle Target between September 28, 2007 and October 22, 2007 using one helicopter-supported drill rig from Falcon Drilling. The drilling was focused in an area of historic trenching with step outs to the southwest along strike.

Details of the 2007 drill holes are listed in **Table 13.10** and shown in **Figure 13.11**

Table 13.10 Summary of 2007 Gayle Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Gayle Data = NAD 83, zone 21							
1	GL07-001	331690	6065827	237.3	310	-65	91.44
2	GL07-002	331690	6065827	237.3	310	-45	103.63
3	GL07-003	331733	6065868	235.6	310	-45	106.38
4	GL07-004	331733	6065868	235.6	310	-70	102.41
5	GL07-005	331506	6065793	233.5	310	-45	102.72
6	GL07-006	331506	6065793	233.5	310	70	124.05
7	GL07-007	331602	6065804	232	310	-50	124.05
8	GL07-008	331549	6065647	244	310	-50	206.65
Total							961.33

13.6.2 Discussion

As with the Burnt Brook Target, assay results for all 8 drill holes were still pending as of October 31, 2007 and as a result, no description of observed lithologies or mineralization intersected in those holes will be discussed in this report.

Recommendations for 2008 will be developed once the final assays are received.

Figure 13.11 Gayle Target Area, Plan Map of 2007 DDH Locations



MT-IV
MT-CO.pl
aurora
Gayle Property 2007
DDH Plan and Magnetics

13.7 GEAR TARGET AREA

13.7.1 Introduction

As a follow-up to the two confirmation holes drilled in 2006 on the historic Gear Prospect, a additional 2,000 m were planned for 2007 to assess the down-dip and down-plunge potential of the zone.

A total of **6 drill holes totaling 1,933.35 metres** were drilled between August 1, 2007 and September 4, 2007 using one helicopter-supported drill rig from Falcon Drilling. Drilling was focused on confirming and extending previously known mineralization to depth and to test possible fold offsets.

Details of the 2007 drill holes are listed in **Table 13.11** and shown in **Figure 13.12.** A typical cross-section is shown in **Figure 13.13.**

Table 13.11 Summary of 2007 Gear Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Gear Data = NAD 83, zone 21							
1	G07-004	337207	6091247	145	298	-75	411.18
2	G07-005	337248	6091147	143	300	-55	438.00
3	G07-006**	337248	6091147	143	300	-70	459.64
4	G07-007*	337248	6091147	143	300	-45	111.86
5	G07-007A	337248	6091147	143	300	-50	377.34
6	G07-008	337180	6091481	162	300	-45	135.33
Total	* denotes abandoned drill hole, **denotes drill not reaching target depth						1,933.35

13.7.2 Discussion

The drilling program at Gear successfully extended the mineralized zone over a strike length of 200 metres and a further 100 metres down-plunge. The zone of U mineralization intersected in G07-005 has rough dimensions of 150m down dip by 50 m across and remains open at depth. The strongest mineralization within the zone measures up to 20 m in width. A few observations have been made about mineralization at Gear:

1. Elevated radioactivity can occur within the argillite, dirty quartzite or sheared amphibolite (all within the Post Hill group)
2. The primary host "argillite" changes in composition along its strike indicating facies changes
3. Mineralization appears to be folded
4. The Post Hill group features an earlier deformation event which is not evident in the Aillik Group

Figure 13.12: Gear Target Area, Plan Map of 2007 DDH Locations



G68-138
G68-139
6,091,500 mN
G07-008
G68-128
G68-T1
G68-126
G68-140
G68-121
G68-120
G68-T2
G68-122
G68-123
6,091,400 mN
G68-141
G68-124
G68-125
G68-142
G68-143
G06-003
G70-147
G70-144
6,091,300 mN
G70-145
G06-001
G06-002
G07-004
G70-146
G70-148
G06-001A
6,091,200 mN
G70-149
G07-005
G07-006**
G07-007*
G07-007A
N
W
E
S
6,091,100 mN
0
50
100
meters
337,100 mE
337,200 mE
337,300 mE
337,400 mE

Figure 13.13: Cross Section of DDH G06-001A and G06-002
(with interpreted geology and % U_3O_8 assay histograms)


NW
SE
150mRL
100mRL
50mRL
0mRL
-50mRL
-100mRL
-150mRL
Overburden
Proto-mylonitic
clastic
metasediments
Felsic
Dyke
Meta-argillite
Mafic Dykes
Mineralized
Zone
G06-01A
279.5m
G06-02
273.41m
Aurora Energy Resources Inc.
NAD83 UTM Zone 21

Highlights the 2007 drilling to date include: **0.17% U_3O_8/10.0m** including **0.21% U3O8/5.0m** in G07-005 and **0.16% U_3O_8/7.0m** in G07-007A.

Further work is warranted to continue chasing the down-plunge extension of this zone in 2008.

Table 13.12: Summary of 2007 Gear Assay Composites

Hole ID	From_m	To_m	Length	U3O8_%
G07-004	Assays pending			
G07-005	346.00	369.00	23.00	0.09
incl.	358.00	368.00	10.00	0.17
and incl.	361.00	366.00	5.00	0.21
and incl.	363.00	364.00	1.00	0.38
G07-006	Assays pending			
G07-007A	323.00	330.00	7.00	0.16
G07-008	Assays pending			

13.8 INDA TARGET AREA

13.8.1 Introduction

A program of 19 holes totaling approximately 5,000m was initially proposed. This programs was designed to confirm earlier Brinex drill hole results, infill gaps in the shallow drilling, and extend the current resource down-dip. Of particular focus, was the follow-u to the **2.12% U3O8/3.62m** intercept returned in the lone confirmation drill hole completed in 2006, I06-001.

A total of **8 drill holes totaling 2,523.96 metres** were completed between September 5, 2007 and October 23, 2007 using a combination of one helicopter-supported from Falcon Drilling followed by one helicopter-supported drill rig from Springdale Drilling. The holes mainly targeted the down-dip portion of the known resource.

Details of the 2007 drill holes are listed in **Table 13.13** and shown in **Figure 13.14.** A typical cross-section is shown in **Figure 13.15.**

Table 13.13: Summary of 2007 Inda Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Inda Data = NAD 83, zone 21							
1	I07-002	334790	6089401	108	325	-68	432.21
2	I07-008*	334794	6089245	112	320	-50	89.00
3	I07-008A	334794	6089245	112	320	-58	482.00
4	I07-003	334543	6089207	113	330	-50	235.00
5	I07-004	334543	6089207	113	330	-65	358.75
6	I07-005	334464	6089176	112	320	-50	215.00
7	I07-006	334464	6089176	112	320	-72	320.00
8	I07-007	334464	6089176	112	320	-85	392.00
Total	* denotes abandoned drill hole						2,523.96

13.8.2 Discussion

Mineralized intervals in the historic Inda Lake core are characterized by a highly strained, aphanitic, felsic metavolcanic unit (possibly metasedimentary) which contains abundant actinolite + calcite + chlorite +/- pyrite veining to stock working. The unit is strongly and pervasively hematized as well as strongly magnetic. Additionally, mineralized intervals host a significant concentration of sulphide minerals, notably chalcopyrite and pyrite. Mineralized zones at Inda are generally narrow, ~ 1m, however numerous zones are seen in close proximity to one another.

Assays for all 8 drill holes were still pending as of October 31, 2007 and as a result, no description of observed lithologies or mineralization intersected in those holes will be discussed in this report. Recommendations for 2008 will be developed once the final assays are received.

Figure 13.14: Inda Target Area, Plan Map of 2007 DDH locations
(2007 ddh in purple and pre-2007 DDH (including historical Brinex DDH) in red)



N69-070
N69-069
N69-068
N70-079
N69-066
N70-075
I06-001
N70-076
N69-065
N70-077
I07-002
N70-074
N70-074A
N69-062
N69-063
N70-078
N70-072
N70-073
N69-060
N69-061
N77-080
N77-082
N77-081
I07-008
I07-008A
I07-003
I07-004
I07-005
I07-006
N69-058
N69-059
I07-007

Figure 13.15: Cross Section of DDH I06-001
(showing interpreted geology and % U_3O_8 assay histograms)



I06-01
NW
Az: 325 Dip: -85
SE
100mRL
75mRL
50mRL
25mRL
0mRL
-25mRL
-50mRL
-75mRL
-100mRL
-125mRL
Inda Lithologies
Felsic metavolcanics
Mafic Dyke
Mafic metavolcanics
Meta-quartzite
Metamorphosed mafic intrusion
Mineralized felsic metavolcanics
TD: 200.25m
Aurora Energy Resources Inc.
Inda Lake Trend
Inda Target
I06-01
NAD 83 UTM Zone 21

13.9 NASH TARGET AREA

13.9.1 Introduction

A program of 4 holes totaling 1,000 metres was recommended for the Nash Prospect to follow on the heels of the two confirmation holes completed in 2006. As with the Gear and Inda strategies, the program was designed test for down-dip extensions to the known mineralization

A total of **four drill holes** totaling **1,298.00 m** were completed at the Nash prospect between September 18, 2007 and October 17, 2007 using one helicopter-supported drill rig from Springdale Drilling. These holes targeted down-plunge mineralization below the historical Brinex drilling assuming a S or SW control on the mineralized shoot geometry.

Details of the drilling can be found in **Table 13.14** and shown in **Figure 13.16.** A typical cross-section is shown in **Figure 13.17.**

Table 13.14: Summary of 2007 Nash Drilling

Nash Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Nash Data = NAD 83, zone 21							
1	N07-003	331834	6087373	169	315	-50	272.00
2	N07-004	331834	6087373	169	315	-75	344.00
3	N07-005	331916	6087417	177	315	-55	263.00
4	N07-006	331964	6087343	156	315	-72	419.00
Total							1,298.00

13.9.2 Discussion

As with Inda, the mineralized intervals in the historic Nash Inda Lake core are generally narrow (<2 m) and hosted within a highly strained, aphanitic, hematized, magnetite-rich, felsic metavolcanic unit which contains abundant actinolite + calcite + chlorite +/- pyrite veining to stock working.

Assays for all 4 drill holes were still pending as of October 31, 2007 and as a result, no description of observed lithologies or mineralization intersected in those holes will be discussed in this report.

Recommendations for 2008 will be developed once the final assays are received.

Figure 13.16: Nash Target Area, Plan Map of 2007 DDH locations
(2007 DDH in red and pre-2007 DDH (including historical Brinex DDH) in purple)


N69-048
N69-047
N69-017
N69-018
N69-043
N69-038
N69-031
N69-035
N69-044
N69-030
N69-046
N69-029
N69-045
N07-005
N07-P5A
N07-003
N07-004
N69-050
Turnip / Lunch Lake

Figure 13.17: Cross Section of DDH N06-001 and N06-002
(showing interpreted geology and % U_3O_8 assay histograms)



NW
SE
Overburden
Intermediate dyke
Mineralized zone
Meta-mafic intrusive
Meta-shale
N06-02
65.53m
Meta-argillite
N06-01
75.29m
160mRL
140mRL
120mRL
100mRL
Aurora Energy Resources Inc.

14.0 SAMPLING METHOD AND APPROACH

14.1 CORE DRILLING AND LOGGING

Diamond drilling was completed by three different contractors in 2007 using a variety of helicopter-supported drill rigs: Falcon Drilling of Prince George, B.C. supplied three F-1000 and three F-2000 portable fly rigs; Major Drilling of Winnipeg, Manitoba supplied three Duralite 1000 drill rigs; and Springdale Drilling of Springdale, Newfoundland supplied two Duralite 500 drill rigs. A Devico directional tool supplied by Major Drilling's Directional Services Group was also utilized on the deeper Michelin holes.

Drilling commenced on April 16th, 2007 and was still ongoing at the time of writing of this report. Four drill rigs remain working on the Michelin Deposit with an anticipated shutdown of late November.. All drilling was supervised by Aurora Energy Resources technical staff and general industry standards were followed in all matters.

Helicopter support for the drilling were two Bell 407's, one A-Star and one Bell 206LR provided by Universal Helicopters of Happy Valley-Goose Bay, Labrador.

All proposed drill collars were surveyed with hand-held GPS units by Aurora geologists. All final drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas were surveyed either using the real-time, satellite and base station corrected TOPCON HYPER GPS system by N.E. Parrott C.L.S. from Happy Valley-Goose Bay, Labrador, or later in the season, by a real-time, satellite and base station corrected TRIMBLE 5700RTK/GPS system manned by Aurora staff.. Control is relative to two local survey monuments located at Michelin and Jacques Lake.

A combination of NQ and BTW diameter core was drilled and the core was placed in wooden core trays with depth markers every drill run (up to 3 m). Core recovery during these programs was excellent. The boxes were securely sealed and delivered once a day by helicopter to the temporary core logging facilities that were set up in each of the respective drilling areas (Michelin (also for Melody), Jacques Lake, Aurora Corridor, Inda Lake (also for Gear and Nash), and Burnt Brook/Gayle. Flex-It survey tests were taken generally at 75-100 m intervals down-hole to provide down-hole survey control. All holes were cemented following completion and casing was left in the hole. Core logging procedures followed industry standards and a defined sample protocol.

14.2 DRILL CORE SAMPLING

All samples collected by Aurora staff during 2007 drill programs on the CMB Project were subjected to a quality control procedure that ensured best practices in the handling, sampling, analysis, and storage of the drill core.

Drill core sampling was done based on visual indications of mineralization and zones of anomalous radioactivity based on scintillometer readings. All drill core with a

scintillometer reading greater than 300 cps was removed from the core box and tested without the interference of background radioactivity. Sampling intervals were predominantly in the 0.5 to 1.0 m range; though in areas of homogenous lithology, samples were collected in 1.5 m intervals. Narrow zones of mineralization were broken out as well.

14.3 HEALTH AND SAFETY PROTOCOLS FOR PERSONNEL

The company developed ***Uranium Exploration Health and Safety and Environmental Protection Guidelines*** specific to the CMB project (Buchnea 2005, revised August 2006). The level of radiation exposure resulting from exploration activities is generally minimal, but proper precautions must be followed when handling radioactive material.

The purpose of these guidelines is to minimize personal and environmental exposures to levels that are as low as reasonably achievable (ALARA). The most effective way to reduce potential exposure to radiation is accomplished by minimal handling of radioactive samples, maximizing the distance from mineralized core or rocks, sufficient ventilation and personal hygiene. In the field, workers wore gloves when handling rock samples. When returning to town or camp, all field gear was stored in the dry away from kitchen and sleeping facilities. During the drill program workers handling mineralized core were required to wear coveralls, safety glasses, gloves and dust mask when splitting core. Core was split using a core splitter rather then a rock saw to reduce dust in the core splitting facility. The core shack and dry facilities were monitored on a regular basis to ensure radioactive levels were kept to a minimum.

Scintillometers were used to monitor daily external dosages. To measure the cumulative external dosages, all field workers were supplied with thermo luminescent radiation dosimeters (TLDs). The TLD's were supplied by Health Canada's National Dosimetry Service and were submitted every 3 months to Health Canada, which reports the results and maintains a central registry. The Health Canada TLD dosimetry program indicated that no worker received a measurable dose during the 2005 exploration program or during the 2006 exploration program. Data is still pending for the 2007 program.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 DRILL CORE SAMPLES

Core samples were split using a manual core splitter; with one-half of the core selected for analysis and the remaining half returned to the core box for reference. The samples were placed in a polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Every 25 samples a duplicate of one-quarter of the sample interval, as well as a geochemical blank, and a geochemical standard were inserted into the shipments at pre-designated locations in the sample series. The pails were then delivered by helicopter to the main Aurora storage facility in Postville, Labrador to await processing for shipment.

15.2 SHIPPING

Once in Postville, Labrador, drill core sample buckets were double checked to ensure all samples were present and in the appropriate shipping containers (lidded plastic pails). In addition, drill core samples were individually scanned with Exploranium GR-110 G Portable Gamma Ray scintillometer for data correlation purposes.

As per regulations for the Transportation of Dangerous Goods Act, all containers were labeled "UN2910" on the outside, with signage indicating "Excepted Package: Radioactive Material" placed within each container. The individual containers were then scanned with a S.E. International Inc. "Inspector" contamination meter to ensure compliance with the maximum allowable limit of 5 μSv/hr measured at a distance of one m from the package.

Analytical request forms from Activation Laboratories Ltd. were completed, copied, and placed in the designated container. Pails were then sealed with numbered security "zip-tie" tags, which were previously recorded on the laboratory forms. The containers were shipped from Postville to Activation Laboratories sample prep facility in Happy Valley-Goose Bay, who arranged shipment of the pulps via truck to the main Activation Laboratories facility in Ancaster, Ontario.

15.3 ASSAY LABORATORY

The processing and analysis of samples was conducted by Activation Laboratories ("Actlabs") in Ancaster, Ontario and check samples have been sent to ALS Chemex Laboratories in North Vancouver, BC. Both Actlabs and ALS Chemex operate according to the guidelines set out in ISO/IEC Guide 25 – "General requirements for the competence of calibration and testing laboratories".

15.4 SAMPLE PREPARATION

Using preparation method RX-1, drill core samples were crushed up to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then pulverized using hardened steel to 85% passing 75mesh. Remaining pulps and coarse reject were bagged and stored.

For check assay analysis, sample pulps were shipped from Actlabs to ALS Chemex in North Vancouver, BC. As the sample pulps are already in powder form, no additional prep should be required.

15.5 ASSAY PROCEDURES

For drill core samples at Actlabs, uranium was determined by delayed neutron counting (DNC) of a 30 g sub-sample. The samples are placed in a neutron flux produced by a nuclear reactor where the U^{235} within the sample absorbs neutrons which indicate some of the fission products of U^{235}, including neutrons. The sample is rapidly removed from the reactor; the neutrons are thermalized, and measured by an array of BF_3 neutron detectors. Total uranium from 0.1 ppm up to 2% U_3O_8 can be measured using this method. For drill core, samples, the ICP/OES aqua regia multi-element package provides analytical results for a suite of thirty-five elements. Samples were prepped and pulped, with 0.5 g of sample undergoing digestion with aqua regia (0.5 mL H_2O + 0.6 mL concentrated HNO_3, and 1.8 mL concentrated HCl) for two hours at 95°C, then cooled and diluted to 10 mL with de-ionized water and homogenized. This solution was then analyzed with a Perkin-Elmer OPTIMA 3000 Radical ion-coupled plasma (ICP) spectrometer for the 35 element suite, with a matrix standard and blank inserted every thirteen samples.

Assays results from Actlabs forwarded electronically and by regular mail to Aurora's office in Vancouver where the final assay certificates are presently on file and catalogued.

For check assay analysis, samples were shipped to ALS Chemex Laboratories in North Vancouver, BC for analysis by U-XRF10 for samples in the range of 0.01% to 15% uranium and U-XRF05 for samples in the range of 4 ppm to 10000 ppm uranium.

15.6 STORAGE OF DRILL CORE PULPS AND REJECTS

All drill core has been left on site at the Michelin, Jacques Lake, Aurora Corridor, Inda Lake and the Burnt Brook/Gayle camps in stacked piles. All 2007 pulps and coarse rejects are currently stored at the Actlabs facility in Ancaster, Ontario and will remain there until Actlabs is otherwise advised. 2005 and 2006 pulps and coarse rejects have been transported to an Aurora Energy Resources storage facility in Happy-Valley Goose Bay, NL.

16.0 DATA VERIFICATION

Aurora currently submits a blank, standard and quarter-split duplicate approximately every 25 samples to ensure at least one set of QA-QC samples is in every batch. Care was taken to ensure that the portion of the core being sent to the lab was representative and the same half of the interval was always being sampled.

Upon receipt of analytical batches, blanks, standards and quarter-split duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and any other signs of unusual processing. The results were reviewed and plotted on graphs to clearly display the acceptable limits and show those samples that are outside of that range. Failed batches were investigated and often resulted in the samples being re-run at the lab until the control material passed. A table was made to record all of the batches that failed and the resulting action that was taken (**Table 16.2**).

16.1 STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of six different standards were purchased from the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2007 CMB Exploration Program. The standards were chosen to test the accuracy of the assays from a low of 220 ppm uranium, through to high grade at 10,200 ppm uranium. Part way through the program STD 1 was replaced by STD 1A because STD 1 was no longer available from CANMET. In-house standards are currently being prepared and should be ready for the 2008 program.

Published standard information is summarized in **Table 16.1**.

Table 16.1: CMB 2007 Exploration Program Geochem Standards					
Standard	**Field ID**	**U ppm**	**% U_3O_8**	**Th**	**Ni**
BL-1	STD-1	220	0.0260	15 ppm	
UTS-3	STD-1A	513	0.0605		
UTS-4	STD-2	1010	0.119		
RL-1	STD-3	2010	0.2372	19.6 micro g/g	185 micro g/g
BL-2	STD-4	4530	0.5345	16 ppm	
BL-3	STD-5	10,200	1.2036	15 ppm	

Standards were generally inserted into the sample sequence every 25 samples. The majority of standards submitted were STD-1/STD 1A, and STD-2, due to the generally low grade nature of mineralization in the CMB. BL-3 was not used in 2007. With few exceptions, the standards were chosen to match the anticipated grade of the core (based primarily on scintillometer values).

The performance of the standards is shown in **Charts 16.1 to 16.5.** A list of failed control samples is provided in **Table 16.2**.



Standard 1
(Canmet BL-1 Certified value 220 U ppm)
U ppm
260.00
250.00
240.00
230.00
220.00
210.00
200.00
190.00
180.00
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
Best Value U ppm
U ppm 0.1 DNC
Lab Batch
numbered according to date received by lab

Chart 16.1



Standard 1a
(Canmet UTS-3 Certified value 513 U ppm)
U ppm
550.00
540.00
530.00
520.00
510.00
500.00
490.00
480.00
470.00
G07-005
G07-005
G07-007A
G07-007A
G07-007A
G07-007A
I07-003
JL07-073
Uppm + 2 std dev
Uppm - 2 std dev
Uppm + 3 std dev
Uppm - 3 std dev
Best Value U ppm
Uppm 0.1 DNC
Lab Batch
numbered according to date received by lab

Chart 16.2


Standard 2
(Canmet UTS-4 Certified value 1010 U ppm)
1100.0
1050.0
1000.0
950.0
900.0
U ppm
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
Lab Batch
numbered according to date received by lab

Chart 16.3


Standard 3
(Canmet RL-1 Certified value: 2010 U ppm)
2220.0
2170.0
2120.0
2070.0
2020.0
1970.0
1920.0
1870.0
1820.0
U ppm
A07-2374
A07-3211
A07-3355
A07-3217
A07-3764
A07-4443
A07-3214
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
Lab Batch
numbered according to date received by lab

Chart 16.4


Standard 4
(Canmet BL-2 Certified Value 4530 U ppm)
4750
4700
4650
4600
4550
4500
4450
4400
4350
4300
U ppm
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
A07-3245, DNC rerun
A07-3364, DNC Re-run
Lab Batch
(numbered according to date received by lab)

Chart 16.5

Batch	Hole ID	Sample ID	Type	Problem	Action Taken
A07-2374	Melody holes		stds	Failed standard	Re-run DNC. Passed.
A07-3212	AR07-05	19956	std 1	Returned 61 ppm U	Mislabelled standard? Check with lab for which is pulp.
A07-3212	AR07-05	19957	core	Returned 226 ppm U	Mislabelled standard? Check with lab for which is pulp.
A07-3364	JL07-063		std	Standard fail	Re-run DNC. Passed
A07-3604	M07-061	CMB06721	blank	Returned 223 ppm U	Sample tag mix up in field. Lab confirmed 6721 is a pulp.
A07-3604	M07-061	CMB06722	std 1	Returned 8.8 ppm U	Sample tag mix up in field. Info from the lab: Sample 6722 weight 1967g.
A07-3764	M07-067	CMB07799	std 3	ICP 2030 ppm U/DNC 110	Sample mix up at lab for DNC samples 7799-7800 and 7951-7966. Re-run passed.
A07-4473	JL07-073	CMB18750	std 1a	Failed standard	Re-run DNC on batch. Passed
A07-4604	I07-002			1 fail std, 2 > 2 std dev	Re-run DNC requested. Passed.
A07-4804	I07-004	20525	std 1a	Sample not reported	Batch waiting re-run with standard included. Pending
A07-4809	I07-005	20550	std 1a	Failed standard	Re-run DNC requested. Re-run failed. Third analysis requested. Pending.
A07-5209	I07-007	20625, 20650, 20675		Failed standards	Re-run requested.
A07-3214	M07-063	CMB07601	core	Sample missing from results	Lab found sample, included in final batch - 61 ppm U.

Table 16.2: Listing of Quality Control Failures for 2007 samples received to date.

16.2 BLANKS

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible uranium results on a consistent basis. Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay and from unmineralized hanging wall core. Assays returned from this material were generally less than 25 ppm uranium. This would indicate low to negligible levels of contamination at the laboratory.

Blank standard results are summarized in **Chart 16.6** below.



CMB 2007 Blank Samples - U ppm DNC
U ppm DNC
100
90
80
70
60
50
40
30
20
10
0
Batch number

Chart 16.6

16.3 CORE DUPLICATES

Duplicates are sampled by quarter-splitting the remaining half of the core. A review of the values indicates duplicate pairs returned similar values suggesting homogeneous distribution of uranium mineralization in the rocks.



CMB 2007 Core Duplicate Samples
Duplicate Sample U ppm DNC
Original Sample U ppm DNC
0
200
400
600
800
1000
1200
1400
1600
1800
2000

Chart 16.7

16.4 CHECK ASSAYS

The check assays have not been completed yet this year as they are typically organized at the end of the drilling program.

16.5 CONCLUSIONS

Continual monitoring of the 2007 control samples has maintained thorough assurances of the quality of the data received to date. No data are added to the CMB drilling database, or released to the public, until they have passed all quality assurance checks and balances. All data presented in this report are considered to be adequate for future analyses and resource estimation purposes.

17.0 ADJACENT PROPERTIES

No information on adjacent properties has been collected as part of this current report.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 PROCESS MINERALOGY

SGS Lakefield has examined the process mineralogy of a composite of Michelin mineralization. Additionally, the trace element content of core samples has been correlated to better understand inter-element relationships.

The analytical evidence shows a strong correlation between the uranium and lead content of samples from Michelin, Jacques Lake deposits and the Otter Lake occurrence. The mineralogical examination of a composite of Michelin mineralization indicated that most of the uranium is present as a uranium-lead-calcium mineral – possibly Wolsendorfite [(Pb,Ba,Ca)U2O7·2H2O] or Fourmarierite [Pb(UO2)4O3(OH)4·4H2O]. The mineralogical work also showed that the Michelin composite contained 9% of the uranium in titanite and 3% in zircon – two refractory silicate minerals. The mineralogical data suggest that uranium extraction greater than about 88% will be difficult since it will require extraction of some of the uranium contained in the zircon and titanite. Subsequent leach tests (see below) have confirmed this finding.

Analytical and mineralogical work shows that Michelin and Jacques Lake mineralization contain calcite which is an acid consumer. Whilst Michelin mineralization generally contains less than 1% CO_3, Jacques Lake mineralization typically contains about 2.2% CO_3. The same work shows that sulphide sulphur levels in both Michelin and Jacques Lake are low – typically <0.01% $S^{=}$.

18.2 COMMINUTION

SGS Lakefield has recently completed several Bond ball mill work index (BWi), rod mill work index (RWi), and abrasion index (Ai) tests on samples of mineralized and waste material from Michelin, Jacques Lake, and White Bear. Samples were prepared from quarter core and were selected to represent different depths within each deposit as defined in late 2006. The results are summarized below in **Table 18.1**.

Of the three RWi measurements on Michelin samples, the values for the mineralized zone and hanging wall composites are substantially lower than the corresponding BWi values. This generally indicates that a semi-autogenous (SAG) mill will not generate critical sized material requiring a pebble crusher. The RWi for the foot wall is slightly higher than the BWi suggesting that foot wall rock might accumulate in the SAG circuit but the amount of foot wall material expected in the mineralization is low.

Five of the tabulated tests examine the variability of the BWi with grind size and indicated a rapid change as the mineralized material is ground finer. For a composite of Michelin mineralization, the metric BWi at a closing screen size of 100 mesh (80% past 122 μm) was 5.6 whereas at a closing screen of 200 mesh (80% passing 64 μm) the BWi was 14.1.

Table 18.1: Comminution Data

Deposit	Sample	RWi	BWi 80% past, µm	BWi Value	AI, g
Michelin	Overall Aurora Comp	-	122	5.6	-
	Overall Aurora Comp	-	92	9.0	-
	Overall Aurora Comp	-	64	14.1	-
	Hanging wall composite	5.2	93	7.1	0.098
	Ore zone composite	4.2	100	9.9	0.085
	0 to 250 m ore zone	-	99	10.0	-
	250 to 500 m ore zone	-	98	10.7	-
	500 to 750 m ore zone	-	96	10.3	-
	250 to 500 m ore zone	-	127	6.4	-
	Foot wall composite	6.1	91	5.4	0.230
	Mafic intrusive comp.	-	86	9.6	-
Jacques Lake	0 to 100 m foot wall	-	90	7.7	-
	0 to 100 m hanging wall	-	84	8.5	-
	0 to 50 m mafic intrusive	-	81	10.8	-
	0 to 50 m ore zone	-	92	7.7	-
	50 to 100 m ore zone	-	92	6.8	-
White Bear	0 to 100 m foot wall	-	80	6.9	-
	0 to 50 m hanging wall	-	85	7.7	-
	0 to 50 m ore zone	-	90	7.6	-
	50 to 100 m ore zone	-	86	6.9	-

The BWi values at 80% passing 100 µm for the three depth samples prepared from Michelin mineralization returned essentially identical values of ~10.3 (metric). These measurements, coupled with geological observations, suggest that there is no difference in the comminution parameters of Michelin mineralization with depth. This means that the extensive comminution data generated in the 1960s and 1970s can be used, with caution, in the present process design calculations.

The abrasion index measurements all indicate a very soft mineralized material so the consumption of grinding media and mill liners is expected to be low.

18.3 PHYSICAL CONCENTRATION

Composites of Michelin mineralized material were subjected to various forms of pre-concentration during the 2006-2007 program of testwork at SGS Lakefield.

Gravity concentration of the uranium minerals in the mineralized material was attempted using a centrifugal concentrator. The test was unsuccessful in that just 3.5% of the uranium in the feed was concentrated to a grade of 2.4% U_3O_8.

The reported association of uranium and magnetite prompted a test in which a whole sample of Michelin mineralization was subjected to magnetic concentration. The concentrate amounted to 5% mass and contained 12% of the uranium in the feed to the test at a grade of 0.64% U_3O_8 – substantially higher than the 0.26% U_3O_8 feed grade. The concentrate was finely ground, combined with the tailings and leached under standard conditions. The resulting leach tailings had the same assay as a parallel, standard leach. The data indicate that the magnetite-uranium association is real but not exploitable.

In a further investigation of the leach system in general and the possibility of magnetic separation, two leach tailings samples were processed for magnetite recovery. The concentrates were combined, assayed, reground and re-leached. The magnetic concentration step recovered 12% of the uranium in the tailings in a 4% mass at a grade of 0.12% U_3O_8 – substantially higher than the 0.03% U_3O_8 grade of the tailings. The re-leach step extracted 28% of the uranium in the concentrate which equates to a 3% improvement in overall uranium recovery. Although this was of interest, further magnetic separation work has been deferred.

The occurrence of some uranium in refractory titanite and sphene suggests the possibility of their recovery by mineral processing methods followed by an intensive treatment to extract the contained uranium. This could be done on leach plant feed or tailings. In the latter case, the titanite/sphene concentrate would contain a substantial part of the 12% uranium that occurs in these minerals.

A first attempt to concentrate zircon and sphene from leach tailings was preceded by magnetic removal of the heavy magnetite fraction. The tailings were then concentrated on a Wilfley table and a Mozley table was used to further concentrate the heavy minerals. The high grade gravity concentrate (1.2% mass) obtained from the Mozley table was found to be enriched in titanite and zircon. The feed to the test contained 0.25% Ti and 0.09% Zr while the gravity concentrate contained 1.34% Ti and 0.88% Zr. However, recovery of these elements to the high grade concentrate was very low at 7 and 13% respectively. The gravity concentrate assayed 0.034% U which can be compared with the feed grade of 0.014% U. Recovery of U to the gravity concentrate was just 3% from the tailings which represents about 0.3% of the U in the mineralized material. These results offer limited encouragement for a viable method of enhancing uranium extraction. Some low-priority work is continuing.

18.4 ACID LEACHING

SGS Lakefield completed ten acid leach tests on a composite of Michelin mineralization in early 2006. The tests studied the effect of pH, oxidant, grind size, and temperature on uranium extraction and reagent consumption.

The tests data show that a 24 hour leach at 25^0 C, a pH of 1.4 with 1 kg/t of sodium chlorate yielded 88% uranium extraction from mineralized material ground to 80% passing 72 µm. The uranium extraction dropped to 87% at a slightly coarser grind of 80% passing 90 µm. Acid consumption in both tests was about 36 kg/t.

Other tests showed that increasing the leach temperature to 50^0 C increased the extraction to 89% albeit the acid consumption increased slightly to 38 kg/t.

The above data can be compared with data from the December 1979 Kitts-Michelin Project Report (Brinex, 1979) prepared for Brinco which proposed the following for a plant processing a mixture of Kitts and Michelin mineralization:

Grind – 80% passing 90 µm
Acid leach time – 48 h
Leach temperature – 50^0 C
pH control point – 1.6
Acid consumption by Michelin mineralization – 43.7 kg/t
Sodium chlorate addition – 1.25 kg/t
Uranium dissolution from Michelin mineralization – 87.5%

It can be seen that the data generated in the early-2006 test work was in general agreement with the data generated from the extensive test work of the 1960s and 1970s carried out by Brinex. (Lakefield, 1976).

More recently, about thirty additional leach tests have been performed on Michelin mineralization samples. These generally confirm that uranium extractions of about 88% are attainable from Michelin mineralized material ground to 80% passing about 90 µm and leached for 36 h at pH 1.6 with chlorate addition.

One series of tests examined the variability of leach extraction with depth in the Michelin deposit. Samples were made from drill intercepts to represent different depths from surface. They were then ground to 80% passing 85 µm and leached for 48 h at a pH of 1.8 and with the addition of 1 kg/t of sodium chlorate as an oxidant. The acid consumption, relative residue filtration rates, and uranium extraction levels were monitored and are summarized in **Table 18.2**.

Table 18.2: Results of leaching Michelin depth samples

Test No.	Sample	Depth, m	H2SO4 added, kg/t	Filtration time, min	Uranium extraction, %
6-23	M (0-250) OZ	0 to 250	26.0	1.5	88.2
6-24	M (250-500) OZ	250 to 500	26.1	1.5	89.2
6-25	M (500-750) OZ	500 to 750	25.7	1.0	88.2

The tabulated data show that there is little or no change in the leach or filtration characteristics of the Michelin mineralized material with depth. This is an important finding since, coupled with the similarities in comminution parameters, it means that near-surface mineralized material and deep mineralized material have similar processing parameters. This has positive implications concerning the use of data obtained from the shallow samples tested in the 1960s and 1970s and for future sample acquisition.

Several leach optimization tests were performed by SGS on an overall composite of Michelin mineralized material which included mineralized material, hanging and foot wall rock and mafic intrusive. This sample contained 0.15% U_3O_8, 0.75% CO_3, and <0.01% S.

Numerous tests under a wide range of leach conditions demonstrated that ultimate leach extraction is reached at 36 h and that very little additional extraction is realized at longer retention times. However, acid consumption continues beyond 36 h so this leach time is proposed for the process plant.

SGS completed a series of leach tests on Michelin mineralized material at pH 1.8 covering grinds ranging from 80% passing 73 to 80% passing 117 µm. The uranium extraction dropped from 87.7% at 76 µm to 84% at 117 m. At the same time, the acid consumption dropped from 27.6 kg/t to 23.5 kg/t. An initial optimization based on unit process for acid, power, and uranium indicated that coarser grinds (80% passing >90 µm) are preferred. This initial assessment will be re-evaluated as more cost and extraction data are generated for Michelin and other ores.

Other tests on Michelin mineralized material have investigated the effect of temperature (25 and 50^0 C), oxidant type (chlorate and SO_2/Air) and dosage, and percentage solids (50 and 60%). Data indicate that 25^0 C, 1 kg/t chlorate, and 60% solids are reasonable design parameters for the proposed process plant. Additional work is planned on the use of SO_2/Air as an oxidant or as a replacement for the use of oxidants and sulphuric acid.

A limited number of leach tests have been performed on Jacques Lake samples. These tests have shown that uranium extractions of 91% are possible but acid consumptions at such extraction levels have been high at >110 kg/t of acid. Additional samples and tests are planned and improvements in the overall leach system are expected.

Two leach tests have been performed on above cut-off grade material from the White Bear deposit. These tests (test 6-1 and 6-29) gave very high uranium extraction levels of 94.1 and 96.4% respectively and low acid consumptions (32 and 18 kg/t respectively).

A composite sample of Michelin mineralization was subjected to a carbonate leach using a sodium carbonate/bicarbonate solution, a temperature of 120^0 C, and an oxygen partial pressure of 500 kPa. Samples were taken periodically during the 8 h leach time and assayed to determine the kinetics of uranium extraction. The ultimate extraction was found to be 64% and kinetics showed that far longer times or more aggressive conditions would be needed for reasonable extraction levels – if indeed they could be achieved. These findings parallel those observed during work done in the 1970s. Additional carbonate leaching tests are not planned.

18.5 LIQUID-SOLID SEPARATION

During the recent program, a composite sample of Michelin mineralization was ground and subjected to thickening tests. The sample was then acid leached and the leach residue subjected to both thickening and filtration tests.

Flocculant screening tests showed that a non-ionic flocculant (Magnafloc 351) was suitable for both ground mineralization and leach residue and that a low dosage (<20 g/t) was effective.

In standard Kynch thickening tests using rakes, the ground mineralization sample settled to 70% solids given a thickener area of 0.03 to 0.04 m^2/t/d (based on underflow and without scale-up factor applied) and a 10% feed solids through dilution with overflow.

The leached mineralization sample was only tested at 32% solids in the feed. The underflow reached 69% solids and a thickener unit area of 0.09 m^2/t/d was indicated (based on underflow and without scale-up factor applied). More dilution would probably indicate higher percentage solids and a lower thickener area requirement – a trend evident in the detailed data for the ground mineralization.

The thickening rates for both samples are satisfactory and normal process equipment will be employed in the process plant.

SGS determined the rheological properties of the ground mineralization and leached residue slurries. The results can be summarized in the Critical Solids Density (CSD) which is defined as the percentage solids above which a small increase in solids percentage causes a very large increase in slurry yield stress. The CSD was found to be about 70% solids for both the ground mineralization and the leach residue.

The CSD is also a general indicator of the maximum attainable solids percentage that can be expected from gravity thickening operation. It will be noted that actual percentage solids experienced in the thickening tests were similar to the values suggested by the rheology work.

Standard vacuum filtration rates were applied to a ~64% solids slurry feed. Residual cake moisture values below 20% were obtained at throughputs of 2.7 $t/m^2/h$ (form and dry times only and without scale-up factor). This rate will be reduced as wash time and scale-up factors are applied but remain as very viable filtration rates. Belt filters are a viable option for the Michelin process plant.

18.6 URANIUM EXTRACTION

Solvent extraction and ion exchange testwork have been performed but a complete analysis of the data has yet to be completed. Satisfactory extraction of uranium has been achieved with both the solvent extraction and ion exchange route.

Additional tests will be performed and both a liquid-solid separation route followed by solvent extraction and a resin-in-pulp (RIP) are being examined.

18.7 NEUTRALIZATION AND EFFLUENT CONTROL

Leached slurry has been processed through uranium recovery, radium control, and neutralization tests. Reagent consumption data have been generated but full assays are awaited.

18.8 MINERALIZED MATERIAL, WASTE ROCK, AND TAILINGS ENVIRONMENTAL STABILITY

Samples of mineralized material, waste rock, and neutralized tailings have been subjected to Acid Base Accounting (ABA) analysis and environmental stability testing using the British Columbia leach procedure using agitation for 24 h with distilled water at 25% solids. Partial data have been received and a full analysis will be completed in the near future.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

An initial 43-101 compliant resource calculation for the Michelin Uranium Deposit was prepared by Roscoe Postle Associates ("RPA") of Toronto, Ontario for Aurora Energy Resources Inc. in January 2006 based on the historical Brinex drilling and new drilling completed by Aurora in 2005. RPA estimated the Mineral Resource of the Michelin Uranium Deposit to consist of 22,225,000 lbs U_3O_8 Measured and Indicated and 13,360,000 Inferred lbs U_3O_8. The details of this resource estimate are available in Agnerian, 2006.

An updated resource estimate for Michelin and a preliminary resource estimate for Jacques Lake were completed by Mr. Gary Giroux in January, 2007. These resource estimates remain current as of October 31st, 2007, and the details and methodology of each estimate are included here verbatim from the previous technical report (Wilton and Giroux, 2007). A new updated resource estimate for each deposit will be prepared upon receipt of all results from the 2007 drilling program.

19.1 DATA ANALYSIS

19.1.1 Michelin

The Michelin data base is made up of a combination of historic diamond drill holes both surface (221 holes) and underground (50 holes), 9 diamond drill holes drilled in 2005, 35 holes drilled in 2006 for which assays were available when this study was completed and 597 historic underground samples (see **Appendix XII** for listing of data used in study).

Two of the 2005 drill holes were drilled to twin historic holes TWM-05-174 twined M-76-174 while TWM-05-92 twined M-70-92. A comparison of these holes is presented in Section 16.0 Data Validation. In general, the twins matched the original holes in average grade and in the location of the mineralized zones.

The grade distribution for uranium was examined with cumulative probability plots to determine if capping was necessary and if so at what level **(Table 19.1)**. The distribution was positively skewed and a lognormal transformation was made. The lognormal cumulative probability plot is shown below as **Figure 19.1**. The grade distribution is shown by open triangles and is made up of multiple overlapping populations. In this graphical format a single lognormal distribution will plot as a straight line. By a method called partitioning the inflection points in the curved line (shown as vertical lines) are selected and the individual populations shown as open circles are broken out. The interpreted populations are then re-plotted as solid circles and can then be compared against the original distribution. This procedure is explained in detail in a paper by A. J. Sinclair on the Application of probability graphs in mineral exploration (Sinclair, 1976).

Uranium showed 5 overlapping lognormal populations as shown in **Figure 19.1**. The top population with a mean of 33.86 % U_3O_8 representing 0.03 % of the data or 4 samples can be considered erratic. A threshold to separate out this population would be

3.9 % U_3O_8. Using this cap level, a total of 4 assays were capped at 3.9 % U_3O_8. The effects of capping 4 assays are shown in **Table 19.2** by the reduction in both average grade (reduced by 8%) and coefficient of variation (reduced from 6.94 to 1.76).

Table 19.1: Summary of Lognormal U_3O_8 Populations at Michelin

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	33.86	0.03 %	4
2	0.71	0.10 %	13
3	0.14	30.21 %	4,074
4	0.03	34.53 %	4,657
5	0.003	35.13 %	4,738



Partition
1.00
0.00
-1.00
-2.00
-3.00
U3O8 * 10**0
logged
N = 13486(13486,13486)
Max = 1.62
Mean = -1.70
Min = -3.00
StDv = 0.794
06/12/22
10:39:39
MICHELIN U3O8 ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 19.1: Lognormal Cumulative Probability Plot for U_3O_8 at Michelin

Table 19.2: Summary of Statistics for Assays and Capped Assays at Michelin

	U_3O_8 (%)	Capped U_3O_8 (%)
Number of Samples	13,512	13,512
Mean Grade	0.072	0.067
Standard Deviation	0.505	0.120
Minimum Value	0.001	0.001
Maximum Value	42.00	3.90
Coefficient of Variation	6.98	1.80

19.1.2 Jacques Lake

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt drilled first in 2005 with 7 diamond drill holes and a further 44 holes in 2006. At the time of this study 45 drill holes had assays completed (See Appendix 1 for listing of holes used). In addition holes Jl-06-31, 33, 36A, 38 and 40 are outside the resource estimate area. Assays reported as 0.00 (123 samples) were assigned a nominal 0.001% U_3O_8. Gaps in the drill holes where samples were not taken were also assigned a value of 0.001% U_3O_8. A total of 2,546 U_3O_8 assays were available for analysis.

A lognormal cumulative frequency plot showed 5 overlapping lognormal populations (see **Figure 19.2**). The populations are summarized in **Table 19.3**. An effective capping level would be at 2 standard deviations above the mean of population 2 a level of 0.45 % U_3O_8. A total of 8 assays were capped at 0.45 % U_3O_8. The effects of capping on the overall statistics were minimal as shown in **Table 19.4**.

Table 19.3: Summary of Lognormal U_3O_8 Populations at Jacques Lake

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	0.567	0.21 %	5
2	0.321	2.14 %	54
3	0.142	7.39 %	188
4	0.040	42.47 %	1,081
5	0.002	47.80 %	1,218


Partition
-0.50
-1.00
-1.50
-2.00
-2.50
-3.00
U3O8 * 10**0
logged
N = 2546(2546,2546)
Max = -0.178
Mean = -1.98
Min = -3.00
StDv = 0.771
07/01/10
14:26:09
JACQUES LAKE - U3O8
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 19.2: Lognormal Cumulative Probability Plot for U_3O_8 at Jacques

Table 19.4: Summary of Statistics for Assays and Capped Assays at Jacques Lake

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	0.567	0.21 %	5
2	0.321	2.14 %	54
3	0.142	7.39 %	188
4	0.040	42.47 %	1,081
5	0.002	47.80 %	1,218

19.2 GEOLOGIC MODEL

19.2.1 Michelin

A different approach for modeling the Michelin deposit was employed for the 2006 resource estimate. Whereas past resource estimates tried to estimate many different mineralized lenses within the overall mineralized zone, this estimate has attempted to model the footwall and hanging wall of the mineralization and include all material including internal waste within a main mineralized solid. Two smaller zones that could not be included were modeled separately as Z2 and Z3 zones **(Figure 19.3)**. This approach lets the data determine where the mineralized patches within the overall structure are located instead of joining up intervals from drill hole to drill hole.



Figure 19.3: Geologic Model for Michelin looking north showing Main Zone Solid in dark blue, Z2 solid in light blue and the Z3 Solid in green.

19.2.2 Jacques Lake

For Jacques lake cross sections were used to delineate the mineralized zones and three dimensional solids were drawn around these zones. **Figure 19.4** shows a view of the models with a Main zone, Hanging wall zone and Foot wall zone separated by a post mineralized felsic body and a metamorphosed mafic body.



Looking North
Metamorphosed mafic
FW Zone
HW Zone
Post-mineral felsic
Main zone

Figure 19.4: Geologic Model for Jacques Lake looking north showing mineralized and waste zones.

19.3 COMPOSITES

19.3.1 Michelin

Drill holes were "passed through" the mineralized solids with the points the hole's entered and left each solid recorded. Uniform down hole 2.5 m composites were formed to honor the boundaries of the solids. Composites were produced for the Main mineralized zone, the hanging wall zones labeled Z2 and Z3 and all material outside these zones classed as waste. Composites less than ½ the composite length at solid boundaries were combined with adjacent composites to produce a uniform support of 2.5± 1.25 m. A summary of the statistics for 2.5 m composites is presented in **Table 19.5**.

Table 19.5: Summary of Statistics for 2.5 m Composites Michelin

ZONE	Main Zone U_3O_8 (%)	Z2 Zone U_3O_8 (%)	Z3 Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	3,167	213	180	19,394
Mean Grade	0.067	0.041	0.020	0.003
Standard Deviation	0.082	0.045	0.021	0.014
Minimum Value	0.001	0.001	0.001	0.001
Maximum Value	0.829	0.277	0.093	1.00
Coefficient of Variation	1.22	1.09	1.04	4.51

19.3.2 Jacques Lake

Drill holes at Jacques Lake were passed through the various geologic solids and uniform 2.5 m down hole composites were formed that honored the various lithologic solids. Composites were prepared for the three mineralized zones, HW, FW and Main. Composites were also formed in waste units labeled metamorphosed mafic (MT-MI), post mineralized felsic (FI.POR), overburden (OVBD) and all other areas un-modeled (WASTE). The statistics for these composites are shown below in **Table 19.6** with all unmineralized units combined as waste.

Table 19.6: Summary of Statistics for 2.5 m Composites Jacques Lake

ZONE	Main Zone U_3O_8 (%)	Z2 Zone U_3O_8 (%)	Z3 Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	3,167	213	180	19,394
Mean Grade	0.067	0.041	0.020	0.003
Standard Deviation	0.082	0.045	0.021	0.014
Minimum Value	0.001	0.001	0.001	0.001
Maximum Value	0.829	0.277	0.093	1.00
Coefficient of Variation	1.22	1.09	1.04	4.51

19.4 VARIOGRAPHY

19.4.1 Michelin

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, Z2, Z3 and Waste zones. There was insufficient data within the Z2 and Z3 zones to determine a model so the Main zone model was applied to these domains. Due to the linear style of mineralization within the Main zone semivariograms were produced along strike (Grid E-W Dip 0), down dip (Grid S Dip -55) and across dip (Grid N Dip -35). Nested spherical models were fit to each direction. The models are shown in Appendix XIII and the parameters summarized in Table 19.7. The nugget to sill ratio was 42% indicating reasonable sampling variability. These models were also used for the Z2 and Z3 parallel mineralized zones. For the waste zone an omni directional spherical model was applied.

Table 19.7: Summary of semivariogram Parameters for U_3O_8 at Michelin

Variable	Zone	Direction	C_0	C_1	C_2	a_1 (m)	a_2 (m)
U_3O_8 (%)	Main, Z2, Z3	Grid E-W Dip 0	0.30	0.30	0.35	25	90
		Grid S Dip -55	0.30	0.30	0.35	20	100
		Grid N Dip -35	0.30	0.30	0.35	8	22
	Waste	Omni Directional	0.11	0.06	0.09	50	120

19.4.2 Jacques Lake

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, and Waste zones. The hanging wall and foot wall zones did not have enough data to generate a model. The non mineralized units were all combined as waste and modeled.

Within the Main zone the directions modeled were dictated by the strike and dip of the mineralized zones namely: Strike 036° dip -60°. Spherical nested models were fit to both the Main zone and Waste data. The results are summarized below in **Table 19.8** with semivariograms shown in **Appendix XIII.**

Table 19.8: Summary of semivariogram Parameters for U_3O_8 at Jacques Lake

Variable	Zone	Direction	C_0	C_1	C_2	a_1 (m)	a_2 (m)
U_3O_8 (%)	Main, Z2, Z3	Grid E-W Dip 0	0.30	0.30	0.35	25	90
		Grid S Dip -55	0.30	0.30	0.35	20	100
		Grid N Dip -35	0.30	0.30	0.35	8	22
	Waste	Omni Directional	0.11	0.06	0.09	50	120

19.5 BLOCK MODEL

19.5.1 Michelin

A block model with individual blocks 10 x 5 x 10 m in dimension in the directions E-W, N-S and vertical was superimposed on the various mineralized solids. The proportion of each block below surface topography, below the overburden surface, within the Main zone, within the Z2 zone, within the Z3 zone and within Waste was measured and tagged to the block. The block model parameters are as follows:

Lower left origin	Easting	-1600 E	10 m wide	156 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	10 m high	110 levels
No Rotation				

A second block model with similar origin but blocks 5 x 5 x 5 m was provided for possible underground extraction:

Lower left origin	Easting	-1600 E	5 m wide	312 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	5 m high	220 levels
No Rotation				


MICHELIN 10 X 5 X 10 m BLOCK MODEL
Z3 ZONE
Composites
NORTH
MAIN ZONE
Z
Z2 ZONE
EAST

Figure 19.5: Michelin Block Model Isometric drawing showing Main Zone in Green, Z2 zone in Red and Z3 zone in Blue

19.5.2 Jacques Lake

A block model consisting of blocks 10 m NE x 5 m NW x 10 m Vertical was superimposed over the geologic solids. The model was rotated 45° more or less parallel to the mineralized zones. Figure 19.6 shows the model and describes the origin, block sizes and numbers of columns, rows and levels in the model.

Blocks were coded with the percentage of block below surface topography, and the percentage of block within each geologic domain.


=332250, 6065950, 330
(level 1 is top)
Block rotation = 45 counter clockwise
Blocks are 10NE x 5NW x 10vertical
141 columns, 101 rows, 53 levels

Figure 19.6: Showing Jacques Lake block model orientation

19.6 GRADE INTERPOLATION

19.6.1 Michelin

The grades for U_3O_8 in each block were interpolated by ordinary kriging. Blocks with some percentage of volume within the Main Zone solid were estimated using the composites from within the Main zone. Blocks with some percentage of volume within the Z2 and Z3 solid were estimated using Z2 and Z3 composites respectively. Blocks on the edges of the solids with some percentage of volume in waste were estimated using the

waste composites. A weighted average grade for U_3O_8 in each block was then calculated as follows.

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3 + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

All grades were estimated in a series of passes with expanding search ellipse dimensions. The search ellipse for each pass was oriented along strike (Grid E-W) and down Dip (Grid S dipping -54). The first pass for each variable used dimensions for the search ellipse equal to ¼ the semivariogram range in each direction. If a minimum 4 composites were not found the block was not estimated. A second pass was completed for un-estimated blocks using search ellipse dimensions equal to ½ the semivariogram range. A third pass was completed on blocks still not estimated using a search ellipse with dimensions equal to the full range of the semivariogram and in some cases a fourth pass using 2 times the range was used to fill in the solids. In all cases if more than 12 composites were found the closest 12 were used. As mentioned earlier the semivariogram model from the Main zone was used to estimate zones Z2 and Z3.
A second estimate was tabulated looking only at the proportion of mineralized blocks as determined by the combined total of:
% Min = % Main Zone + % Z2 + % Z3.

This estimate assumes one could mine to the limits of the mineralized solids and includes no edge dilution. In this case the grade of the block is the weighted average of:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3)/ %Min

The tonnage for this block would be:
Tonnes = Block volume * SG * % Min/100 %

To allow for the possibility of several mining methods the resource was calculated twice; once using 10 x 5 x 10 m blocks (for possible open pit methods) and once using 5 x 5 x 5 m blocks (for possible underground extraction).

Table 19.9 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.10 summarizes the same information for 5 x 5 x 5 m blocks.

Table 19.9: Summary of Kriging search parameters for Michelin 10 x 5 x 10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	8,505	22.5	5.5	25.0
	2	25,642	45.0	11.0	50.0
	3	15,779	90.0	22.0	100.0
	4*	17,805	180.0	44.0	200.0
Z2	1	527	22.5	5.5	25.0
	2	2,693	45.0	11.0	50.0
	3	2.243	90.0	22.0	100.0
	4	771	180.0	44.0	200.0
Z3	1	269	22.5	5.5	25.0
	2	2,429	45.0	11.0	50.0
	3	2,453	90.0	22.0	100.0
	4	1.027	180.0	44.0	200.0
Waste	1	20,376	30.0	30.0	30.0
	2	13,095	60.0	60.0	60.0
	3	10,901	120.0	120.0	120.0
	4	4,999	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

Table 19.10: Summary of Kriging search parameters for Michelin 5 x 5 x 5 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	33,974	22.5	5.5	25.0
	2	96,244	45.0	11.0	50.0
	3	56,413	90.0	22.0	100.0
	4*	64,972	180.0	44.0	200.0
Z2	1	2,084	22.5	5.5	25.0
	2	9,697	45.0	11.0	50.0
	3	7,793	90.0	22.0	100.0
	4	2,526	180.0	44.0	200.0
Z3	1	1,085	22.5	5.5	25.0
	2	8,188	45.0	11.0	50.0
	3	7,742	90.0	22.0	100.0
	4	3,300	180.0	44.0	200.0
Waste	1	63,844	30.0	30.0	30.0
	2	40,477	60.0	60.0	60.0
	3	34,517	120.0	120.0	120.0
	4	15,891	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

As an example of the kriged grade distribution for 10 x 5 x 10 m blocks, **Figures 19.7 and 19.8** show isometric views of the Main Zone with blocks from 0.05 – 0.1% shown in green and blocks greater than 0.10% U_3O_8 in red.


Z
Michelin Main Zone
Kriged 10 x 5 x 10 m Blocks
with
U3O8>= 0.05 < 0.1%
EAST
NORTH

Figure 19.7: Michelin Main Zone U3O8 Blocks > 0.05% and < 0.10 %


Z
Michelin Main Zone
Kriged 10 x 5 x 10 m
Blocks
U3O8 >= 0.1 %
EAST
NORTH

Figure 19.8: Michelin Main Zone U_3O_8 Blocks > 0.10 %

19.6.2 Jacques Lake

A similar kriging strategy was used for Jacques Lake on blocks 10 x 5 x 10 m in size. Again ordinary kriging was completed in a number of passes with the search ellipse oriented and scaled by the semivariogram for the Main Zone. Pass one used ¼ the range, pass 2 used ½ the range, pass 3 used the full range and pass 4 used double the range. Blocks required a minimum 4 composites to be found to be estimated during each pass. If more than 12 composites were found the closest 12 were used. The Main Zone at Jacques Lake was estimated using only composites within the Main Zone. The HW zone and FW zone were estimated using only composites from the HW and FW respectively. Waste or areas outside these three mineralized zones were estimated from all composites outside the mineralized solids.

The whole block or diluted grade of a block was calculated as a weighted average as follows:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

As was done at Michelin, a second grade was calculated as the grade within the mineralized solids, a grade attainable if one could mine to the solid boundaries. The weighted average of mineralized zones was calculated as follows:

% Min in Block = % Main Zone + % HW + % FW

Grade U_3O_8 in Mineralized Part of Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW)/ %Min

Table 19.11 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.11: Summary of Kriging search parameters for Jacques Lake 10x5x10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			AZ. 36 Dip 0	AZ 306 Dip -30	AZ 126 Dip -60
Main	1	393	11.25	5.0	25.0
	2	2,481	22.5	10.0	50.0
	3	3,513	45.0	20.0	100.0
	4	2,280	90.0	40.0	200.0
HW	1	32	11.25	5.0	25.0
	2	403	22.5	10.0	50.0
	3	1,465	45.0	20.0	100.0
	4	669	90.0	40.0	200.0
FW	1	82	11.25	5.0	25.0
	2	541	22.5	10.0	50.0
	3	913	45.0	20.0	100.0
	4	260	90.0	40.0	200.0
Waste	1	414	7.5	17.5	7.5
	2	1,636	15.0	35.0	15.0
	3	3,903	30.0	70.0	30.0
	4	3,306	60.0	140.0	60.0
	5	428	120.0	280.0	120.0

19.7 BULK DENSITY

19.7.1 Michelin

Historically a bulk density of 2.72 g/cc was used in Brinex estimates (Agnerian, 2006). For the 2006 43-101 report Roscoe Postle had 18 independent measurements of specific gravity completed on crushed samples at SGS Laboratories. RPA came up with an average specific gravity of 2.83 g/cc which was used in the 2005 resource estimate (Agnerian, 2006).

During the 2005 drill campaign Aurora had 60 specific gravity determinations taken from course rejects at CMB Laboratories. During the 2006 drill program an additional 118 specific gravity measurements were made from core samples. The results of these 2005-06 determinations are shown below in **Table 19.12** sorted by grade and all determinations are listed in **Appendix IV**.

Table 19.12: Summary of Specific Gravity measurements sorted by U_3O_8 Grade

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			AZ. 36 Dip 0	AZ 306 Dip -30	AZ 126 Dip -60
Main	1	393	11.25	5.0	25.0
	2	2,481	22.5	10.0	50.0
	3	3,513	45.0	20.0	100.0
	4	2,280	90.0	40.0	200.0
HW	1	32	11.25	5.0	25.0
	2	403	22.5	10.0	50.0
	3	1,465	45.0	20.0	100.0
	4	669	90.0	40.0	200.0
FW	1	82	11.25	5.0	25.0
	2	541	22.5	10.0	50.0
	3	913	45.0	20.0	100.0
	4	260	90.0	40.0	200.0
Waste	1	414	7.5	17.5	7.5
	2	1,636	15.0	35.0	15.0
	3	3,903	30.0	70.0	30.0
	4	3,306	60.0	140.0	60.0
	5	428	120.0	280.0	120.0

Clearly there is no correlation between specific gravity and uranium grade (correlation coefficient= -0.006). Based on the current measurements, the density used in the 2005 estimate seems high with the average of 178 determinations in 2005 -2006 being very close at 2.71 to the Brinex 2.72 used in historic estimates. For this resource estimate, an average specific gravity of 2.71 g/cc was used.

19.7.2 Jacques Lake

For Jacques Lake, 173 specific gravity determinations were made in the area of mineralization during the 2006 drill program. These density values ranged from a low of 2.5 to a high of 3.3 with a mean value of 2.81. The distribution of measurements was fairly uniform through the mineralized zones so a value for specific gravity was interpolated into all estimated blocks using inverse distance squared and a similar search strategy as used for U_3O_8.

19.8 CLASSIFICATION

Based on the study herein reported, delineated mineralization of the Michelin and Jacques Lake Project is classified as a resource according to the following definition from National Instrument 43-101:

"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."

*"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

*"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

*"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

*"An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

19.8.1 Michelin

The geologic continuity of the Michelin mineralized zones is well established through surface mapping, drill hole information and underground mapping and sampling. Grade continuity can be quantified by variography. For the Michelin Deposit blocks near surface and the underground sampling that were estimated in Pass 1 (using ¼ the semivariogram ranges for a search ellipse) were classed as measured. Indicated blocks were those estimated in Pass 2 (using search ellipses with ½ the semivariogram range). Blocks in the lower portions of the mineralized zones and near the edges estimated in Pass 3 and 4 (using the full range and double the range of the semivariogram) were classed inferred. The distribution of measured, indicated and inferred blocks is shown in **Figure 19.9**.

Table 19.13 shows the total resource from 10 x 5 x 10 m blocks with edge dilution applied. That is to say all blocks with some proportion within the mineralized solid are included. The block grades are a weighted average of mineralization within the mineralized solid and outside the solid. This approach is valid for an open pit mining scenario where the large equipment used could not mine to the three dimensional shapes of the mineralized model.


Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Measured
Drill Hole Composites
NORTH
EAST
Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Indicated
Drill Hole Composites
NORTH
EAST
Z
Michelin 10 x 5 x 10 m Block Model
Drill Hole Composites
Blocks Classed Inferred
NORTH
EAST

Figure 19.9: Isometric plots showing distribution of Classified Blocks at Michelin

Table 19.13: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,410,000	0.071	5,340,000	26,520,000	0.085	49,710,000
0.05	2,190,000	0.089	4,300,000	18,690,000	0.105	43,270,000
0.06	1,760,000	0.098	3,800,000	15,750,000	0.114	39,590,000
0.07	1,420,000	0.106	3,320,000	13,340,000	0.123	36,180,000
0.08	1,140,000	0.114	2,870,000	11,220,000	0.132	32,660,000
0.09	860,000	0.124	2,350,000	9,350,000	0.142	29,280,000
0.10	670,000	0.132	1,950,000	7,790,000	0.151	25,940,000
0.11	510,000	0.141	1,590,000	6,540,000	0.160	23,070,000
0.12	360,000	0.152	1,210,000	5,410,000	0.170	20,280,000
0.13	260,000	0.161	920,000	4,530,000	0.179	17,880,000
0.14	190,000	0.171	720,000	3,740,000	0.188	15,500,000
0.15	150,000	0.180	600,000	3,110,000	0.197	13,510,000
0.16	100,000	0.191	420,000	2,520,000	0.207	11,500,000
0.17	80,000	0.198	350,000	2,090,000	0.216	9,950,000
0.18	58,000	0.208	270,000	1,720,000	0.225	8,530,000
0.19	38,000	0.220	180,000	1,410,000	0.234	7,280,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	29,930,000	0.084	55,440,000	21,680,000	0.078	37,290,000
0.05	20,880,000	0.103	47,420,000	13,160,000	0.103	29,890,000
0.06	17,510,000	0.113	43,630,000	10,930,000	0.113	27,230,000
0.07	14,760,000	0.122	39,710,000	9,420,000	0.120	24,930,000
0.08	12,350,000	0.131	35,670,000	7,220,000	0.134	21,330,000
0.09	10,210,000	0.140	31,520,000	5,940,000	0.145	18,990,000
0.10	8,450,000	0.150	27,950,000	4,780,000	0.157	16,550,000
0.11	7,040,000	0.159	24,680,000	4,110,000	0.166	15,040,000
0.12	5,770,000	0.169	21,500,000	3,460,000	0.176	13,430,000
0.13	4,790,000	0.178	18,800,000	3,010,000	0.183	12,150,000
0.14	3,930,000	0.187	16,200,000	2,670,000	0.189	11,130,000
0.15	3,260,000	0.196	14,090,000	2,350,000	0.195	10,100,000
0.16	2,620,000	0.207	11,960,000	1,840,000	0.207	8,400,000
0.17	2,170,000	0.215	10,290,000	1,510,000	0.216	7,190,000
0.18	1,780,000	0.225	8,830,000	1,300,000	0.223	6,390,000
0.19	1,450,000	0.234	7,480,000	1,040,000	0.232	5,320,000

To aid the underground mine planning a second block model was estimated, using the same geologic model, composites, variogram models and kriging strategy but reducing the size of the blocks to 5 x 5 x 5 m **(Table 19.14)**. This block reduction does not increase the confidence in block grades but does reduce the effects of edge dilution as with smaller blocks a smaller volume would be affected.

Table 19.14: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) Using Whole Blocks with edge Dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,410,000	0.073	5,490,000	26,120,000	0.087	50,110,000
0.05	2,270,000	0.091	4,550,000	18,720,000	0.106	43,750,000
0.06	1,850,000	0.099	4,040,000	15,930,000	0.115	40,390,000
0.07	1,480,000	0.108	3,520,000	13,590,000	0.124	37,160,000
0.08	1,170,000	0.117	3,020,000	11,510,000	0.133	33,750,000
0.09	910,000	0.126	2,530,000	9,650,000	0.142	30,220,000
0.10	720,000	0.134	2,130,000	8,030,000	0.152	26,910,000
0.11	560,000	0.143	1,770,000	6,720,000	0.161	23,860,000
0.12	420,000	0.152	1,410,000	5,630,000	0.170	21,100,000
0.13	310,000	0.162	1,110,000	4,680,000	0.179	18,470,000
0.14	230,000	0.171	870,000	3,880,000	0.189	16,170,000
0.15	170,000	0.181	680,000	3,220,000	0.198	14,060,000
0.16	120,000	0.191	510,000	2,640,000	0.207	12,050,000
0.17	90,000	0.200	400,000	2,180,000	0.216	10,380,000
0.18	66,000	0.210	310,000	1,790,000	0.226	8,920,000
0.19	46,000	0.221	220,000	1,480,000	0.234	7,640,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	29,530,000	0.085	55,350,000	21,930,000	0.078	37,720,000
0.05	20,990,000	0.104	48,130,000	13,490,000	0.103	30,640,000
0.06	17,770,000	0.113	44,280,000	11,250,000	0.113	28,030,000
0.07	15,080,000	0.122	40,570,000	9,750,000	0.120	25,800,000
0.08	12,690,000	0.131	36,660,000	7,470,000	0.134	22,070,000
0.09	10,560,000	0.141	32,830,000	6,100,000	0.145	19,500,000
0.10	8,750,000	0.150	28,940,000	4,920,000	0.157	17,030,000
0.11	7,280,000	0.160	25,680,000	4,140,000	0.167	15,240,000
0.12	6,050,000	0.169	22,550,000	3,510,000	0.177	13,700,000
0.13	4,990,000	0.178	19,590,000	3,070,000	0.184	12,460,000
0.14	4,110,000	0.188	17,040,000	2,760,000	0.190	11,560,000
0.15	3,390,000	0.197	14,730,000	2,440,000	0.196	10,550,000
0.16	2,760,000	0.207	12,600,000	1,940,000	0.207	8,850,000
0.17	2,270,000	0.216	10,810,000	1,600,000	0.215	7,590,000
0.18	1,860,000	0.225	9,230,000	1,380,000	0.222	6,760,000
0.19	1,530,000	0.234	7,890,000	1,080,000	0.232	5,520,000

These same two sets of tables can be produced for only material within the mineralized solids. These resources are valid if you could mine to the solid boundaries as drawn. These resources have no edge dilution applied **(Table 19.15 & 19.16)**.

Table 19.15: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) with no edge dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	2,920,000	0.076	4,890,000	23,220,000	0.094	48,130,000
0.05	2,000,000	0.094	4,150,000	17,960,000	0.111	43,960,000
0.06	1,640,000	0.102	3,690,000	15,650,000	0.119	41,060,000
0.07	1,370,000	0.110	3,320,000	13,680,000	0.127	38,310,000
0.08	1,130,000	0.118	2,940,000	11,890,000	0.135	35,390,000
0.09	870,000	0.128	2,460,000	10,140,000	0.143	31,970,000
0.10	680,000	0.137	2,050,000	8,590,000	0.152	28,790,000
0.11	530,000	0.146	1,710,000	7,220,000	0.161	25,630,000
0.12	410,000	0.156	1,410,000	5,970,000	0.171	22,510,000
0.13	320,000	0.164	1,160,000	5,060,000	0.179	19,970,000
0.14	240,000	0.174	920,000	4,210,000	0.188	17,450,000
0.15	180,000	0.184	730,000	3,480,000	0.198	15,190,000
0.16	140,000	0.193	600,000	2,850,000	0.207	13,010,000
0.17	110,000	0.201	490,000	2,370,000	0.216	11,290,000
0.18	83,000	0.209	380,000	1,920,000	0.226	9,570,000
0.19	58,000	0.221	280,000	1,560,000	0.235	8,080,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	26,140,000	0.092	53,030,000	20,440,000	0.085	38,310,000
0.05	19,960,000	0.109	47,970,000	13,700,000	0.107	32,320,000
0.06	17,290,000	0.117	44,610,000	11,680,000	0.116	29,880,000
0.07	15,050,000	0.125	41,480,000	10,490,000	0.121	27,990,000
0.08	13,020,000	0.133	38,180,000	7,920,000	0.136	23,750,000
0.09	11,010,000	0.142	34,470,000	6,480,000	0.148	21,150,000
0.10	9,260,000	0.151	30,830,000	5,180,000	0.161	18,390,000
0.11	7,750,000	0.160	27,340,000	4,470,000	0.170	16,760,000
0.12	6,370,000	0.170	23,880,000	3,780,000	0.181	15,090,000
0.13	5,370,000	0.179	21,200,000	3,330,000	0.188	13,800,000
0.14	4,450,000	0.188	18,450,000	2,930,000	0.195	12,600,000
0.15	3,660,000	0.197	15,900,000	2,640,000	0.201	11,700,000
0.16	2,990,000	0.207	13,650,000	2,110,000	0.213	9,910,000
0.17	2,480,000	0.215	11,760,000	1,790,000	0.221	8,720,000
0.18	2,010,000	0.225	9,970,000	1,590,000	0.227	7,960,000
0.19	1,620,000	0.235	8,390,000	1,250,000	0.238	6,560,000

Table 19.16: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,230,000	0.077	5,480,000	24,810,000	0.092	50,330,000
0.05	2,230,000	0.094	4,620,000	18,870,000	0.109	45,350,000
0.06	1,840,000	0.102	4,140,000	16,310,000	0.117	42,080,000
0.07	1,520,000	0.110	3,690,000	14,090,000	0.126	39,150,000
0.08	1,230,000	0.118	3,200,000	12,080,000	0.134	35,690,000
0.09	960,000	0.127	2,690,000	10,280,000	0.143	32,410,000
0.10	750,000	0.136	2,250,000	8,620,000	0.152	28,890,000
0.11	600,000	0.145	1,920,000	7,220,000	0.162	25,790,000
0.12	450,000	0.155	1,540,000	6,060,000	0.171	22,850,000
0.13	340,000	0.165	1,240,000	5,070,000	0.180	20,120,000
0.14	270,000	0.173	1,030,000	4,220,000	0.189	17,590,000
0.15	200,000	0.182	800,000	3,500,000	0.198	15,280,000
0.16	150,000	0.192	640,000	2,870,000	0.208	13,160,000
0.17	110,000	0.202	490,000	2,370,000	0.217	11,340,000
0.18	83,000	0.211	390,000	1,940,000	0.226	9,670,000
0.19	61,000	0.220	300,000	1,590,000	0.235	8,240,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	28,030,000	0.090	55,630,000	21,660,000	0.083	39,640,000
0.05	21,090,000	0.107	49,760,000	14,250,000	0.105	32,990,000
0.06	18,150,000	0.116	46,420,000	12,020,000	0.114	30,210,000
0.07	15,610,000	0.124	42,680,000	10,720,000	0.120	28,370,000
0.08	13,310,000	0.133	39,030,000	8,090,000	0.135	24,080,000
0.09	11,240,000	0.142	35,190,000	6,550,000	0.147	21,230,000
0.10	9,380,000	0.151	31,230,000	5,200,000	0.161	18,460,000
0.11	7,820,000	0.160	27,590,000	4,410,000	0.171	16,630,000
0.12	6,510,000	0.170	24,400,000	3,750,000	0.180	14,880,000
0.13	5,410,000	0.179	21,350,000	3,290,000	0.188	13,640,000
0.14	4,480,000	0.188	18,570,000	2,970,000	0.194	12,700,000
0.15	3,700,000	0.197	16,070,000	2,650,000	0.200	11,690,000
0.16	3,020,000	0.207	13,780,000	2,130,000	0.211	9,910,000
0.17	2,480,000	0.216	11,810,000	1,810,000	0.220	8,780,000
0.18	2,020,000	0.225	10,020,000	1,610,000	0.225	7,990,000
0.19	1,650,000	0.235	8,550,000	1,240,000	0.237	6,480,000

Finally, a set of combined Tables that would reflect the style of mining and the levels that might separate a surface open pit from an underground mine scenario. **Table 19.17** shows the grades and tonnages for blocks 10 x 5 x 10 m with edge dilution above the 150 m elevation level that might represent the bottom of an open pit. The edge dilution would represent mining 10 x 5 x 10 m blocks with large equipment.

Table 19.17: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution, Above the 150 m Elevation

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	**3,410,000**	**0.071**	**5,340,000**	**7,930,000**	**0.062**	**10,840,000**
0.05	2,190,000	0.089	4,300,000	4,280,000	0.082	7,740,000
0.06	1,760,000	0.098	3,800,000	3,140,000	0.092	6,370,000
0.07	1,420,000	0.106	3,320,000	2,340,000	0.102	5,260,000
0.08	1,140,000	0.114	2,870,000	1,690,000	0.113	4,210,000
0.09	860,000	0.124	2,350,000	1,260,000	0.122	3,390,000
0.10	670,000	0.132	1,950,000	950,000	0.131	2,740,000
0.11	510,000	0.141	1,590,000	720,000	0.140	2,220,000
0.12	360,000	0.152	1,210,000	530,000	0.149	1,740,000
0.13	260,000	0.161	920,000	390,000	0.157	1,350,000
0.14	190,000	0.171	720,000	290,000	0.166	1,060,000
0.15	150,000	0.180	600,000	230,000	0.172	870,000
0.16	100,000	0.191	420,000	150,000	0.180	600,000
0.17	80,000	0.198	350,000	100,000	0.188	410,000
0.18	58,000	0.208	270,000	60,000	0.196	260,000
0.19	38,000	0.220	180,000	30,000	0.207	140,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	**11,340,000**	**0.065**	**16,250,000**	**460,000**	**0.043**	**440,000**
0.05	6,480,000	0.085	12,150,000	110,000	0.061	150,000
0.06	4,900,000	0.094	10,160,000	50,000	0.072	80,000
0.07	3,770,000	0.104	8,650,000	30,000	0.077	50,000
0.08	2,830,000	0.113	7,050,000	7,000	0.085	10,000
0.09	2,120,000	0.123	5,750,000	3,000	0.093	6,000
0.10	1,620,000	0.132	4,720,000			
0.11	1,230,000	0.140	3,800,000			
0.12	890,000	0.150	2,940,000			
0.13	660,000	0.159	2,310,000			
0.14	480,000	0.168	1,780,000			
0.15	370,000	0.175	1,430,000			
0.16	260,000	0.184	1,050,000			
0.17	180,000	0.193	770,000			
0.18	120,000	0.202	530,000			
0.19	70,000	0.214	330,000			

Table 19.18 shows the resource below the 150 m elevation that might be extractable by underground methods and as a result it is reported from 5 x 5 x 5 m blocks with no edge dilution. This assumes more selectivity underground but of course some mining dilution will ultimately be applied. There is no measured resource below the 150 m elevation.

Table 19.18: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution below the 150 m Elevation reflecting a possible Underground Resource

U3O8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	17,690,000	0.101	39,400,000	21,160,000	0.083	38,730,000
0.05	**14,310,000**	**0.115**	**36,290,000**	**13,950,000**	**0.106**	**32,610,000**
0.06	12,730,000	0.123	34,530,000	11,870,000	0.115	30,100,000
0.07	11,340,000	0.130	32,510,000	10,650,000	0.121	28,410,000
0.08	9,930,000	0.138	30,220,000	8,070,000	0.135	24,020,000
0.09	8,610,000	0.146	27,720,000	6,540,000	0.147	21,200,000
0.10	7,330,000	0.155	25,050,000	5,200,000	0.161	18,460,000
0.11	6,220,000	0.164	22,490,000	4,400,000	0.171	16,590,000
0.12	5,290,000	0.173	20,180,000	3,750,000	0.180	14,880,000
0.13	4,450,000	0.182	17,860,000	3,290,000	0.188	13,640,000
0.14	3,750,000	0.191	15,790,000	2,960,000	0.194	12,660,000
0.15	3,150,000	0.200	13,890,000	2,650,000	0.200	11,690,000
0.16	2,600,000	0.210	12,040,000	2,130,000	0.211	9,910,000
0.17	2,170,000	0.219	10,480,000	1,810,000	0.220	8,780,000
0.18	1,800,000	0.228	9,050,000	1,610,000	0.225	7,990,000
0.19	1,500,000	0.237	7,840,000	1,240,000	0.237	6,480,000

19.8.2 Jacques Lake

At this point in time the drill spacing at Jacques Lake is too wide spaced to calculate a measured resource. The blocks estimated in pass 1 and 2 were classed indicated and those estimate in pass 3 and 4 were classed inferred.

As in Michelin the resource has been presented as two sets of Tables. **Table 19.19** shows the resource with edge dilution applied to 10 x 5 x 10 m blocks while **Table 19.20** shows the resource if you could mine to the geological solid boundaries.

Table 19.19: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,660,000	0.073	5,890,000	5,680,000	0.051	6,390,000
0.05	2,410,000	0.091	4,840,000	2,070,000	0.073	3,330,000
0.06	1,980,000	0.099	4,320,000	1,260,000	0.085	2,360,000
0.07	1,640,000	0.107	3,870,000	960,000	0.091	1,930,000
0.08	1,330,000	0.114	3,340,000	630,000	0.100	1,390,000
0.09	1,090,000	0.121	2,910,000	380,000	0.110	920,000
0.10	830,000	0.129	2,360,000	250,000	0.118	650,000
0.11	590,000	0.139	1,810,000	138,000	0.130	396,000
0.12	410,000	0.150	1,360,000	69,000	0.145	221,000
0.13	290,000	0.160	1,020,000	50,000	0.154	170,000
0.14	210,000	0.169	780,000	33,000	0.164	119,000
0.15	143,000	0.182	570,000	24,000	0.171	90,000
0.16	105,000	0.192	440,000	16,000	0.180	64,000
0.17	78,000	0.201	350,000	13,000	0.184	53,000
0.18	55,000	0.212	257,000	4,000	0.198	17,000
0.19	39,000	0.223	192,000	4,000	0.198	17,000

Table 19.20: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) with no edge Dilution

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,550,000	0.079	6,180,000	6,130,000	0.055	7,430,000
0.05	2,500,000	0.095	5,240,000	2,700,000	0.075	4,470,000
0.06	2,120,000	0.102	4,770,000	1,660,000	0.088	3,220,000
0.07	1,810,000	0.109	4,350,000	1,300,000	0.095	2,720,000
0.08	1,470,000	0.116	3,760,000	1,030,000	0.100	2,270,000
0.09	1,220,000	0.123	3,310,000	600,000	0.111	1,470,000
0.10	950,000	0.131	2,740,000	400,000	0.120	1,060,000
0.11	700,000	0.140	2,160,000	235,000	0.131	679,000
0.12	500,000	0.151	1,660,000	124,000	0.146	399,000
0.13	360,000	0.161	1,280,000	95,000	0.153	320,000
0.14	270,000	0.170	1,010,000	64,000	0.162	229,000
0.15	194,000	0.180	770,000	46,000	0.169	171,000
0.16	144,000	0.188	600,000	28,000	0.179	111,000
0.17	95,000	0.201	420,000	18,000	0.187	74,000
0.18	65,000	0.212	304,000	6,000	0.206	27,000
0.19	51,000	0.220	247,000	4,000	0.223	20,000

When mining method is considered the resource could be subdivided into an open pit possible extraction above the 130 m elevation. This resource is reported using the whole block results (edge dilution applied) in **Table 19.21**. The part of the resource below the 130 elevation that might be extracted by underground methods is reported as the mineralized part of the blocks (no edge dilution applied) in **Table 19.22.**

Table 19.21: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution above 130 m Elevation

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	**1,150,000**	**0.083**	**2,100,000**	**1,520,000**	**0.056**	**1,880,000**
0.05	810,000	0.101	1,800,000	630,000	0.080	1,110,000
0.06	690,000	0.109	1,660,000	430,000	0.093	880,000
0.07	580,000	0.117	1,500,000	350,000	0.100	770,000
0.08	500,000	0.124	1,370,000	270,000	0.107	640,000
0.09	440,000	0.130	1,260,000	210,000	0.114	530,000
0.10	350,000	0.138	1,070,000	150,000	0.122	400,000
0.11	260,000	0.149	850,000	81,000	0.138	246,000
0.12	200,000	0.162	710,000	53,000	0.150	175,000
0.13	150,000	0.173	570,000	45,000	0.154	153,000
0.14	130,000	0.180	520,000	30,000	0.165	109,000
0.15	102,000	0.189	430,000	23,000	0.171	87,000

Table 19.22: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) With no edge Dilution below 130 m Elevation

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	2,440,000	0.074	3,980,000	4,460,000	0.054	5,310,000
0.05	**1,670,000**	**0.090**	**3,310,000**	**1,950,000**	**0.072**	**3,100,000**
0.06	1,410,000	0.097	3,020,000	1,160,000	0.084	2,150,000
0.07	1,200,000	0.103	2,730,000	880,000	0.090	1,750,000
0.08	930,000	0.111	2,280,000	680,000	0.095	1,420,000
0.09	740,000	0.117	1,910,000	320,000	0.106	750,000
0.10	550,000	0.125	1,520,000	190,000	0.114	480,000
0.11	400,000	0.133	1,170,000	106,000	0.121	283,000
0.12	280,000	0.141	870,000	43,000	0.132	125,000
0.13	200,000	0.148	650,000	21,000	0.141	65,000
0.14	120,000	0.157	420,000	7,000	0.151	23,000
0.15	75,000	0.165	270,000	3,000	0.164	11,000

These resource tables can be summarized as follows:

Table 19.23: Summary of the CMB Classified Resources

Deposit	Measured			Indicated			Inferred		
	Tonnes (x 1000)	% U_3O_8	lbs U_3O_8 (x 1000)	Tonnes (x1000)	% U_3O_8	lbs U_3O_8 (x1000)	Tonnes (x1000	% U_3O_8	lbs U_3O_8 (x1000)
Michelin Open Pit*	3,410	0.07	5,340	7,930	0.06	10,840	460	0.04	440
Michelin Underground**				14,310	0.12	36,290	13,950	0.11	32,610
Jacques Lake Open Pit*				1,150	0.08	2,100	1,520	0.06	1,880
Jacques Lake Underground**				1,670	0.09	3,310	1,950	0.07	3,100
Totals	**3,410**	**0.07**	**5,340**	**25,060**	**0.10**	**52,540**	**17,880**	**0.10**	**38,030**

* *Open pit resource reported at 0.03% U_3O_8 cut-off*

** *Underground resource reported at a 0.05% U_3O_8 cut-off*

19.9 OTHER RESOURCES

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System **(MODS)**, a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the authors of any the CMB Technical Report, the Michelin Technical Report or the 2006 Technical Report have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. **As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates.**

However, management believes that these historical estimates may be indicative of the potential for mineralization on these properties. These historical estimates include:

1. The Rainbow Deposit with 272,232 tonnes @ 0.100% U_3O_8 (600,159 lbs U_3O_8). Note - The 1975 historical estimate for the Rainbow Deposit by Brinex was based on data from 19 surface drill holes which defined a zone 140 m long by 2 to 15 m wide by 79 m deep. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

2. The Gear Lake Deposit with 76,860 tonnes @ 0.145% U_3O_8 (245,695 lbs U_3O_8) Note - The historical estimate for the Gear Lake Prospect (year unknown) by Brinex was based on data from an unknown number of surface holes which defined the zone over a length of 30 m and to a depth of 70 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards. The drill hole and assay data are deemed to be inadequate for an accurate estimation of tonnage and grade and the calculations assume a continuity of the mineralized zone which is not completely tested by drilling.

3. The Inda Lake Deposit with 514,519 tonnes @ 0.155% U_3O_8 (1,758,167 lbs U_3O_8) Note - The 1976 historical estimate for the Inda Lake Prospect by Brinex was based on data from 23 surface drill holes. 75% percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 m and strike length of 640 m. The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U_3O_8. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

4. The Nash Lake Deposit with 215,971 tonnes @ 0.224% U_3O_8 (1,066,523 lbs U_3O_8) Note - The 1970 historical estimate for the Nash Lake Prospect (Main Zone) by Brinex was based on data from unknown number of surface drill holes which defined the zone over a strike length of 365 m and a depth of 140 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

A "qualified person" as defined in National Instrument 43-101 has not completed sufficient work on these properties to classify these historical estimates as current Mineral Resources or Mineral Reserves in accordance with the requirements of National Instrument 43-101, the Corporation is not treating these historical estimates as current Mineral Resources or Mineral Reserves as defined under National Instrument 43-101, and accordingly these historical estimates should not be relied upon. Potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource to date on any of the Rainbow, Gear Lake, Inda Lake or Nash Lake properties, and it is uncertain if further exploration will result in any of these properties being delineated as Mineral Resources in accordance with National Instrument 43-101.

20.0 OTHER RELEVANT DATA AND INFORMATION

The Nunatsiavut Government came into effect December 1st, 2005. The current Board of the Labrador Inuit Association became the transitional government which will be in place until an election is held. The Nunatsiavut Government will operate on a consensus basis rather than an adversarial party system. The Nunatsiavut Government will observe federal and provincial laws and, in time, take greater control over policy.

The effective date marks the transition of the Labrador Inuit Lands Claims Agreement into a legal and constitutional reality.

Sections of the Agreement which deal specifically with exploration interests in Labrador are Part 4.11 Subsurface Interests and Part 4.12 Subsurface Resource Development in Labrador Inuit Lands. For the purposes of this report, the following paraphrased parts are of note:

- Administration of subsurface resources in the Labrador Inuit Settlement Area rest with the Province (4.11.1). The Province is obliged to consult with the Nunatsiavut Government about conditions to be attached to a subsurface interest in Labrador Inuit Lands (4.12.4).
- Exploration of Labrador Inuit Lands requires approval of an application in the form of a work plan made to the Nunatsiavut Government and the Province (4.11.13(b)). Fifteen days is indicated as the time frame for processing applications. Approval from both the Provincial and Nunatsiavut governments is required before work can proceed.
- Exploration companies must obtain consent from the Nunatsiavut Government for access to Labrador Inuit Lands (4.11.13(a)).
- Development of a subsurface resource in Labrador Inuit Lands requires an Inuit Impacts and Benefits Agreement with the Nunatsiavut Government (4.12.1).

The ***Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands*** were ratified in to law in April 2007 by the Government of Newfoundland and Labrador and the Nunatsiavut Government. This act facilitates the issuing of exploration approvals for Labrador Inuit Lands and sets out clear guidelines for exploration practices in Labrador.

21.0 INTERPRETATION AND CONCLUSIONS

The program carried out over the period from April 2007 to the end of October has been successful in identifying additional mineralization at Michelin and Jacques Lake, and in confirming mineralization at the Aurora Corridor, Gayle and Burnt Brook. Additionally, the extent of uranium mineralization at the Gear, Inda, and Nash targets has been both confirmed and expanded through ongoing drilling.

21.1 MICHELIN TARGET AREA

The 2007 drilling program completed to date has extended the Main Zone down plunge and to the west, along strike, with 13 new holes (7,223 metres). The zone appears to be narrowing in width, although it continues to return comparable grades over significant widths (e.g. 0.25% U3O8 over 9.5 metres in hole M07-069, and 0.11% U3O8 over 15.0 metres in hole M07-059), out to 185 metres beyond the western limits of the previous 2006 drilling.

In addition to extending the Main Zone, the 2007 drill program has begun to define a new shoot to the east of the Main Zone referred to as the "Eastern Shoot", with 16 holes (7,481 metres). Building on widely-spaced holes from the 2006 drill program, this new zone is now better defined within a region measuring approximately 600 metres down-plunge and 300 metres across, with comparable grades and widths to the Main Zone (e.g. 0.25% U3O8 over 10.1 metres in hole M07-072, and 0.15% U3O8 over 8.9 metres in hole M07-066).

The eastern limits of alteration and relatively weak mineralization associated with the Michelin deposit have been extended approximately 700 metres to the east of previous drilling. While this region is unlikely to contribute to the Michelin resource there is still a great deal of remaining potential along this trend for the discovery of additional resources.

Results to date from the confirmation drilling program in the shallower portion of the deposit have shown that the U3O8 mineralization in this area is at least as good as suggested by the historical drilling by Brinex (1969-79), and locally better.

21.2 BURNT BROOK TARGET AREA

Drilling at Burnt Brook was carried out from September 21st through October 25th, 2007. A total of 10 drill holes totaling 1828.42 metres were completed at Burnt Brook. Mineralized intervals cut during the drilling were generally narrow and were hosted in a variety of lithologies, ranging from fine grained clastic metasediments, to hematized and albitized intermediate volcanics similar to the host rocks at the Jacques Lake deposit. Alteration packages associated with mineralization at Burnt Brook were similar to those seen at the Jacques Lake and Michelin deposits, with strong hematite + magnetite + albite alteration.

While mineralized zones were generally narrow, i.e. 1-5 metres, sufficiently elevated levels of radioactivity have been intersected to warrant follow up surface work and diamond drilling in 2008.

21.3 JACQUES LAKE TARGET AREA

During the 2007 field season, a total of **30 diamond drill holes** with a cumulative length of **14,649 m** were completed on the Jacques Lake target **(Figure 13.5).** Drilling commenced on April 27th 2007 and was completed on November 1st 2007. Drilling was focused on exploring for down-dip and down plunge extensions to the deposit. Drill holes were oriented at 315° azimuth to intercept mineralization a roughly perpendicular orientation.

The 2007 drill program was successful in expanding the Jacques Lake deposit further to the west and down-dip. The 2007 drill program also added confidence to the understanding of the fold interference causing thickening of the mineralized zone. In 2006 the recommended budget for 2007 was set at 22,000 m. The shortcomings of the drilling meterage were due to early season weather delays, mechanical breakdown delays and drill crew shortages. Intervals of uranium mineralization intersected to date in 2007 are of comparable width and grade to those cut in 2006. Of particular note, drill hole **JL07-070** intersected **0.12%U3O8 over 16m** approximately 100m down plunge from the existing resource block. Additional results from drilling to the south west are still pending.

21.4 GEAR TARGET AREA

The drilling program at Gear successfully extended the ore zone 100-110 m down plunge. The zone of U mineralization intersected in G07-005 has rough dimensions of 150m down dip by 50 m across. The strongest mineralization within it measures 20 m in width. A few observations have been made about mineralization at Gear:

5. Elevated radioactivity can occur within the argillite, dirty quartzite or sheared amphibolite (all within the Posthill group)
6. The primary host "argillite" changes in composition along its strike indicating facies changes
7. Mineralization appears to be folded
8. The Posthill group features an earlier deformation event which is not evident in the Aillik Group

21.5 INDA TARGET AREA

Mineralized intervals in the Inda Lake core were characterized by a highly strained, aphanitic, felsic metavolcanic (possibly metasedimentary) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. Additionally, mineralized intervals hosted a significant concentration of sulphide minerals, notably

chalcopyrite and pyrite. Drilling served to extend mineralization at Inda to the south west (along strike) and to date has returned values comparable to those seen in historic Brinex drilling. Mineralized zones at Inda are generally narrow, ~ 1m, however numerous zones are seen in close proximity to one another. Further work is recommended for the Inda target, this work is still in the planning stages.

21.6 NASH TARGET AREA

Of the proposed program at Nash, a total of 1149m metres were completed in 6 drill holes. To date, assay results have been received for 3 of these holes, showing narrow mineralized zones, 1 to 4m, ranging from 0.03 % U3O8 to 0.1 % U308. Assays are currently pending for the remainder of 2007 work at Nash. Further work is recommended to further expand and delineate the mineralized zones at Nash.

21.7 MELODY HILL TARGET AREA

2007 Drilling at Melody Hill returned generally disappointing results, with only spot highs being intersected in holes M07-007 and M07-011. Mineralization intersected at Melody was hosted in granitoid rocks, with no discernable deformation or alteration associated with the mineralized zones. It is believed that due to the inability to drill from the ideal locations on the ice, the targets were not adequately tested.

21.8 AURORA CORRIDOR TARGET AREA

Elevated to significant levels of uranium mineralization were intersected in 8 of the 12 holes drilled. Mineralization is typically hosted within strongly sheared, interlayered or transposed felsic and mafic metavolcanics. As at other target areas within the Central Mineral Belt property, significant levels of hematite + magnetite + albite alteration are observed in association with mineralized intervals.

21.9 GAYLE TARGET AREA

Anomalous radioactivity was intersected in 2 of the 8 holes drilled, with scintillometer readings being very low in both drill holes. Little continuity was seen between outcropping uranium mineralization and subsurface testing of those zones. At this juncture, no further work is recommended on the Gayle target. Assays for all Gayle drilling completed in 2007 are currently pending.

22.0 RECOMMENDATIONS

22.1 DISCUSSION

As of October 31, 2007, the Corporation has completed approximately 45,000 metres of the recommended 75,000 metre Phase II diamond drilling program recommended in the previous technical report (Wilton and Giroux, 2007). The program remains in progress with results still pending, and is anticipated to have completed 55,000 by year end. The majority of the 2007 drilling to date has been focused at the Michelin (~25,000 metres) and Jacques Lake (~20,000 metres) deposits, with the remainder dedicated to testing regional targets within the CMB Property.

The 2007 drilling has continued to intersect significant widths of mineralized material, extending the previously-defined limits of both the Michelin and Jacques Lake deposits. At Michelin, the deposit has been expanded approximately 250 metres down dip on the Eastern chute, and approximately 185 metres west and down plunge of the Main Zone, with new intercepts showing comparable continuity, widths, grade and style of mineralization to the existing resource.

Drilling at Jacques Lake has increased the drilled strike length of the deposit to 900 metres, and has extended known mineralization to a vertical depth of approximately 400 metres from 275 metres. Newly intersected mineralization at Jacques Lake shows excellent continuity with the existing resource in terms of width, grade and style of mineralization.

Regional exploration drilling has successfully tested the Melody Hill, Aurora Corridor, Burnt Brook, Gayle and Inda Lake Trend targets.

In summary, to date, Phase II drilling appears to have expanded the known deposits of Jacques Lake and Michelin; extended the mineralization in the Gear occurrence by 100 metres vertical compared with the shallow historical drilling; and identified a new occurrence 15 kilometres west of Jacques Lake, called "Aurora West". Ongoing drill results have returned encouraging grades with reasonable probability for further expansion.

22.2 ANALYSIS

Results to date demonstrate that both the Michelin and Jacques Lake deposits have significant potential to expand beyond their current resource boundaries. The current resource for each deposit comprises significant amounts of inferred resources (~40% at Michelin and ~50% at Jacques Lake), and the 2007 drilling to date is likely to increase this proportion at each deposit. The remaining 30,000 metres of the recommended 2007 drilling program is planned to focus on infill drilling of the resource areas to convert as much of the inferred resources to the measured and indicated mineral resource categories as possible, in preparation for pre-feasibility studies.

22.3 RECOMMENDATIONS

22.3.1 Phase III Exploration Program

Results to date from the ongoing exploration programs on the CMB Property provide encouraging results for the potential continued expansion of uranium resources on the Property. Existing resources are limited to the Michelin and Jacques Lake deposits; however, positive results from the Inda, Gear and Nash deposits, as well as, promising targets along the Aurora Corridor, including the Gayle, Burnt Brook, and Kathi deposits, and the presence of further historical resources at Rainbow, all demonstrate the excellent prospectivity of the district. Continued aggressive exploration of this emerging belt is therefore recommended for a Phase III exploration program (Table 22.1), with a portion of the exploration efforts focused on expanding the existing resources at Michelin and Jacques Lake, both of which remain incompletely tested, and another substantial portion dedicated to further delineation and testing of the additional deposits and prospects listed above.

The Phase II drilling program currently underway will be completed as recommended in the previous CMB technical report (Wilton and Giroux, 2007). This program is ongoing and includes infill drilling in the two main resource areas, comprising 8,000 metres of drilling at Jacques Lake and 22,000 metres at Michelin, 10,000 metres of which is expected to be completed by year end. The projected cost of the remaining 20,000 metres of drilling is estimated at $8,000,000, and is anticipated to be completed by the end of the first quarter or early in the second quarter of 2008.

Table 22.1: Recommended budget for Phase III exploration program

Description	Cost ($Can)
Labour*	$4,750,000
General and Administration*	$600,000
Capital Purchases*	$479,762
Drilling and Assays (110,000m @ $185/m)*	$20,350,000
Field Geochemistry	$100,000
Field Geophysics	$250,000
Field Support (Heli/Plane/Fuel/etc)*	$13,150,000
Travel and Lodging*	$625,000
Land/Legal*	$1,600,000
Subtotal	**$41,904,762**
Contingency (5%)	2,095,238
Total*	**$44,000,000**

*Includes an aggregate of $8,000,000 (comprised of: labour - $750,000, general and administrative - $100,000, capital purchases - $44,048, drilling and assays (20,000 metres @ $185/m) - $3,700,000, field support - $2,400,000, travel and lodging - $125,000, land and legal - $500,000, and contingency of 5% - $380,952) to complete the Phase II exploration program currently underway, as recommended in the Corporation's technical report dated February 19th, 2007 as amended March 1st, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007".

22.3.2 Engineering and Development Studies

Following completion of the current resource estimate (Wilton and Giroux, 2007), and consequent recognition of the significance of the Michelin and Jacques Lake deposits, Aurora began efforts to augment their ongoing engineering and environmental studies to meet the needs of anticipated future prefeasibility and feasibility level studies. To date, these studies are primarily conceptual and inconclusive in nature, and are laying out the framework for more detailed engineering and development studies as the project advances. It is recommended that, pending successful completion and positive results of the Phase II component of the exploration program (comprising expenditures of $8,000,000, see Table 22.1), Aurora should further intensify their engineering and development investigations in 2008.

The recommended budget for engineering and development studies for Q4-2007 and 2008 amounts to $13,585,000 (Table 22.2), and includes a component for completion of ongoing engineering studies ($2,155,000) that is not contingent upon results of the Phase II exploration program, and a component for new engineering studies ($11,430,000) that is contingent upon successful completion of the Phase II exploration program.

Table 22.2: Recommended budget for engineering and development studies

Description	Cost ($Can)
Mine Engineering*	$840,000
Process Engineering*	$365,000
Infrastructure*	$525,000
Geotech and Hydrogeology*	$1,235,000
Metallurgy*	$1,900,000
Environmental*	$3,200,000
Equipment/Other*	$1,480,000
Socio-economic	$240,000
Subtotal	**$9,785,000**
General and Administration*	$3,800,000
Total	**$13,585,000**

*Includes non-contingent ongoing engineering studies to be completed in Q4-2007 (aggregating $2,155,000; comprised of: mine engineering - $30,000, process engineering - $15,000, infrastructure - $45,000, geotech and hydrogeology - $235,000, metallurgy - $330,000, environmental - $320,000, equipment and other - $480,000, and general and administration - $700,000). The balance of each item (aggregating $11,430,000) is contingent upon positive results of the $8,000,000 remaining expenditures under the Phase II exploration program currently underway, as recommended in the Corporation's technical report dated February 19th, 2007 as amended March 1st, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007".

23.0 REFERENCES

Agnerian, H,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

Bailey, D.G.,
1979: Geology of the Walker-MacLean Lake Area, 13K/9E, 13J/12, Central Mineral Belt, Labrador; Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 78-3: 17 pages.

Beaven, A.P.,
1958: The Labrador uranium area. Proceedings of the Geological Association of Canada, 10: pages 137-145.

Brinex Ltd.,
1979: Kitts-Michelin Project – Information Summary: 32 pages.

Booth, J.K.V., Leigh, O.E., and Archer, D.J.,
1979: Brinex Ltd., Michelin/Kitts Project, Volume I - Report on Geology and Reserves, Volume II - Michelin Deposit Plans and Sections: 227 pages.

Buchnea, A.,
2005: Aurora Energy Inc., Evaluation of the Implementation of the Uranium Exploration Radiological Health and Safety Program, 2005 Central Mineral Belt Exploration Program, Labrador, Canada: 10 pages.

Culshaw, N., Ketchum, J. and Barr, S.,
2000: Structural evolution of the Makkovik Province, Labrador, Canada: tectonic processes during 200 Myr at a Paleoproterozoic active margin. Tectonics, 19: pages 961-977.

Cunningham-Dunlop, I.R., Barbour, D., Buschman, A., Howson, S., King, M., Lennox-King, M., Trevors, M. and Valenta, R.
2006: 2005 Assessment Report on the Geological, Geophysical, Geochemical and Diamond Drilling Investigations on the CMB Project, Labrador, Canada: 141 pages.

Earth Tech Canada Inc.,
2005: Michelin Lake 2005 Environmental Baseline Program, Aurora Energy Inc. CMB Project Michelin Lake Area, Labrador: 20 pages.

Emslie, R.F., Hamilton, M.A. and Gower, C.F.,
1997: The Michael Gabbro and other Mesoproterozoic lithospheric probes in southern and central Labrador. Canadian Journal of Earth Sciences, 34: pages 1566-1580.

Farquhar, E.,
2005: High Resolution Stinger Mounted Magnetometer and Radiometric Survey for Fronteer Development Group, Labrador, NTS: 13K/9; 13J/12,13,14; 13O/3,4: 29 pages.

Gandhi, S.S.,
1986: Uranium in early Proterozoic Aillik Group, Labrador. *In* Uranium Deposits of Canada, Canadian Institute of Mining and Metallurgy, Special Volume 33: pages 70-82.

Garsed, I.,
2005: Results of Michelin East Mapping; Confidential Memo to Fronteer Development Group Inc.: 16 pages.

Government of Newfoundland and Labrador,
2003: Labrador Inuit Land Claims Agreement: 404 pages.

Gower, C.F., Ryan, A.B. and Rivers, T.,
1990: Mid-Proterozoic Laurentia-Baltica: An overview of its geological evolution and a summary of the contributions made by this volume. *In* Gower, C.F., Rivers, T. and Ryan, A.B. (eds.) Mid-Proterozoic Laurentia-Baltica; Geological Association of Canada, Special Paper 38: pages 1-20.

Gower, C.F., Flanagan, M.J., Kerr, A. and Bailey, D.G.,
1982: Geology of the Kaipokok Bay – Big River area, Central Mineral Belt, Labrador; Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division, Report 82-7: 77 pages.

Hall, R.D.,
2005: NI43-101 Report on the Central Mineral Belt Project, Labrador. Unpublished report for Fronteer Development Group Inc.: 33 pages.

Haynes, D.W.,
2000: Iron oxide copper (-gold) deposits: Their position in the ore deposit spectrum and modes of origin; *In* Porter, T.M. (ed.) Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1, PGC Publishing, Adelaide: pages 71-90.

Hendry, J.P.,
2005: Michelin Area Exploration Target Definition, Confidential Memo from Roscoe Postle Associates to Fronteer Development Group Inc.: 5 pages.

Hitzman, M. W., Oreskes, N., and Einaudi, M. T.,
1992: Geological Characteristics and tectonic setting of Proterozoic iron-oxide (Cu-U-Au-REE) deposits. Precambrian Research, 58: pages 241-287.

Kerr, A.,
1994: Early Proterozoic magmatic suites of the eastern Central Mineral Belt , Labrador: geology, geochemistry and mineral potential. Newfoundland Department of Natural Resources Report 94-03: 167 pages.

Ketchum, J.W.F., Culshaw, N.G. and Barr, S.M.,
2002: Anatomy and orogenic history of a Paleoproterozoic accretionary belt: The Makkovik Province, Labrador, Canada. Canadian Journal of Earth Sciences, 39: pages 711-730.

Lakefield Research of Canada Ltd.,
1976: The Recovery of Uranium from Michelin Samples – Project Report No. 3: 454 pages.

McClintock, D.,
1978a: Reconnaissance geology and prospecting of the Ribs-Mustang-Aurora lakes area in Area and B, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 64 pages.

McClintock, D.,
1978b: Report on Prospecting and uranium mineralization of the MacLean Lake area in the White Bear mountain belt, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 15 pages.

Morrison, E.R.,
1956: Report on Prospecting in Area D, Labrador, 1956; Brinex Document No. G56014; GSB#LAB/0182: 25 pages.

Penney, G.,
2005: Historic Resources Overview Assessment (Stage 1), 2005 Uranium Drilling, Central Labrador, Archaeological Research Permit 05.45; Provincial Archaeology Office, Department of Tourism, Culture and Recreation, St. John's, NF: 16 pages.

Roscoe Postle Associates,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, submitted to Fronteer Development Group Inc.: 138 pages.

Ross, K.,
2006: Petrographic Study of the Michelin Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 219 pages.

Ross, K.,
2006: Petrographic Study of the Jacques Lake, White Bear Lake, and Rainbow Zones, CMB Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 158 pages.

Ryan, A.B.,
1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland and Labrador Department of Mines and Energy, Memoir 3: 185 pages.

Scott, W.J. and O'Neill, K.
2006: 2006 Gravity Survey, Melody Hill Target Area, Central Mineral Belt, Labrador ML009482M: 6 pages

SGS Lakefield Research Ltd.,
2006: An Investigation into Uranium Acid Leaching of Michelin Deposit Ore Samples, prepared for Aurora Energy Resources Inc., Project CALR-11269-002, Report No. 1: 30 pages

Sinclair, A.J.
1976: Applications of probability graphs in mineral exploration Spec. v. 4, Association of Exploration Geochemists, 95 p.

Sharpley, F. J., Cote R.
1980: Geology and Uranium Exploration of the Mustang North, Aurora River Extension, Aurora River, Burnt Brook Prospects and Andrew Zone, Area A, Labrador, G80006. British Newfoundland Exploration Limited: 50 pages.

Sikumiut Environmental Management Ltd.,
2005: Literature Review of the Postville – Makkovik Mineral Exploration Area, submitted to Altius Resources Inc.: 27 pages.

Smith, R.L., Valenta, R., Butler, R., Hall, R., and Wilton, D.H.C.,
2005: First and second year assessment report covering geological, geophysical, and geochemical investigations pertaining to map-staked licenses: 9410M, 9411M, 9412M, 9413M, 9414M, 9482M, 9718M, 9719M, 9720M, 9721M, 9722M, 9723M, 10022M, 10046M, 10047M, 10048M, 10049M, 10050M, 10051M, 10052M, 10053M, 10054M, 10055M, 10056M, 10057M, 10058M, 10059M, 10343M, and 10344M. Located in the Central Mineral Belt of Labrador, Eastern Canada, NTS Sheets: 13J/11, 13J/12, 13J/13, 13J/14, 13K/09: 96 pages.

Willy, A.J.,

1983: Evaluation of Occurrences and Prospects in Kitts Michelin Uranium Area, Labrador: 29 pages.

Wilton, D.H.C,
1996: Metallogeny of the Central Mineral Belt and adjacent Archean Basement, Labrador. Newfoundland Department of Mines and Energy, Geological Survey, Mineral Resource Report 8: 178 pages.

Wilton, D.H.C. and Cunningham-Dunlop, I.R.,
2006: The exploration activities of Aurora Energy Inc. on the CMB Uranium property, Labrador, Canada during the period June 2005 to December 2005: 87 pages

Wilton, D.H.C. and Giroux, G.H.,
2007: The exploration activities of Aurora Energy Resources Inc. on the CMB Uranium property, Labrador, Canada during the period January 2006 to January 2007; dated March 1st, 2007: 174 pages

24.0 DATE

Respectfully Submitted at Vancouver, Canada, this 20th day of November, 2007 by

Ian R. Cunningham-Dunlop, P.Eng.
Vice President — Exploration
Aurora Energy Resources Inc.

Mark O'Dea, *Ph.D, P.Geo*
President & CEO
Aurora Energy Resources Inc.

Christopher Lee, M.Sc., P.Geo.
Chief Geoscientist
Aurora Energy Resources Inc.

James B. Lincoln; Wyoming Professional Geologist #1087 and Registered Professional Geologist with the American Institute of Professional Geologists (P.G. 07958)

Chief Operating Officer

Aurora Energy Resources Inc.

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P.Eng., MASc.

Appendix I – Author's Certificates and Consents

Certificate of Co-Author – Derek H. C. Wilton

7 Yellowknife St.
St. John's NL
A1A 2Z7
Tel: 709-754-6624

I, **Derek H. C. Wilton, P.Geo.**, do hereby certify that:

- I am currently Professor in the Department of Earth Sciences, Memorial University of Newfoundland, Prince Phillip Parkway, St. John's, NL, A1B 3X5
- I graduated with the degree of BSc. (Geology) from Memorial University of Newfoundland, St. John's NL, in 1976, MSc. (Geological Sciences) from the University of British Columbia, Vancouver, BC, in 1978, and PhD. (Earth Sciences) from Memorial University of Newfoundland, St. John's, NL, in 1984, and have worked continuously as an academic researcher and industry consultant since 1984.
- I am a Professional Geoscientist duly registered with the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG-NL – Reg. No. 02840) and am a Fellow of the Canadian Institute of Mining and Metallurgy (CIM), Geological Association of Canada, and the Society of Economic Geologists.
- I have worked as a geologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - I have conducted research and mineral exploration work in this region of Labrador since 1984.
    - I have been involved with Aurora Energy Inc. each year 2006 and with the predecessor Fronteer-Altius Joint Venture from initiation of work in 2003.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am responsible for the preparation of the sections from the report entitled "An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007, that were derived from an earlier technical report entitled "The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property" that I co-authored with Mr. Gary Giroux. I have worked on the property in a consulting capacity since July, 2003. I was last on site at the CMB Uranium Property from July 3-7, 2007.
- As of November 20th, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have

the disclosure being filed and it fairly and accurately represents the information in the Technical Report and supports that disclosure.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.
- I am independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and I hold no securities of the Aurora Energy Inc. and do not expect to receive same.
- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of November, 2007 in St. John's, NL, Canada



Derek H. C. Wilton, P.Geo.

Certificate of Co-Author - G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.
3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.
4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5
6) This report titled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador Canada during the period January 1, 2007 to October 31, 2007" and dated November 20th, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.
7) I have not previously worked on this property.
8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th day of November, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P.Eng., MASc.

PROFESSIONAL
PROVINCE
OF
G. H. GIROUX

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

1) I am a geological engineer residing at 2519 Swinburne Avenue, North Vancouver, B.C., and employed by Aurora Energy Resources Inc. as Vice President – Exploration.

2) I am a graduate of Queen's University in Kingston, Ontario, Canada with a Bachelor of Applied Science (Geological Engineering) in 1984.

3) I have worked continuously in the industry since 1984 and my relevant experience for the purpose of the Technical Report is:
   - Supervision of numerous mineral exploration programs on properties in Canada, Argentina, and Turkey for Gold Fields Canadian Mining Ltd., Santa Fe Canadian Mining Ltd., Homestake Canada Limited, Barrick Gold Corp., Rubicon Minerals Corp., and Fronteer Development Group Inc..
   - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property in the years 2005 and 2006 and, in particular, the period January 1, 2007 and October 31, 2007.

4) I am a member of the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221), the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385), the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining and Metallurgy,

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I am responsible for the updated exploration information collected during the 2007 CMB exploration program described in this report, the revised disclosure of information relating to the 2006 CMB exploration program in Section 12.4, and share responsibility, along with the three other Company Qualified Persons (Christopher Lee, Mark O'Dea and Jim Lincoln), for the preparation of Section 22.0 Recommendations, of the report entitled **"An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007"**, dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since 2004 and personally overseen all the field work carried out on the property between January 2004 and October 2007.

7) As of November 20th, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of Aurora Energy Resources in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20st day of November, 2007 in Vancouver, B.C.

Ian R. Cunningham-Dunlop, P.Eng.
Vice President – Exploration
Aurora Energy Resources Inc.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **Christopher Lee**, P. Geo., do hereby certify that:

1) I am a geologist residing at 303-141 Water Street, Vancouver, BC, V6B 1A7, and employed by Aurora Energy Resources Inc., as Chief Geoscientist.

2) I am a graduate of the University of Waterloo, with an Honours B.Sc. Co-op in Geology, 1991, and I obtained a M.Sc. in Geology from the Memorial University of Newfoundland in 1994. I have practiced my profession continuously since 1991;

3) I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#29049);

4) I have worked on the property continuously since January 15th, 2007 and have relevant experience having led or participated in geological studies supporting more than 60 advanced exploration and development projects and/or operations, in 15 different countries.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I share responsibility, along with the three other Company QP's (Mark O'Dea, Ian Cunninghan-Dunlop and Jim Lincoln), for the preparation of Section 22.0 Recommendations, of the report entitled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007", dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since January 15, 2007 and personally visited the site most recently in August 2007.

7) As of November 20, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20st day of November, 2007 in Vancouver, B.C.

Christopher Lee, M.Sc., P.Geo.
Chief Geoscientist
Aurora Energy Resources Inc.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **Mark O'Dea**, Ph.D., P. Geo., do hereby certify that:

1) I am a geologist residing at 1671 Coldwell Road, North Vancouver, BC, and employed by Aurora Resources Energy Inc. as President and CEO.

2) I am a graduate of Carleton University of Ottawa, with an Honours B.Sc.in Geology, 1989, and I obtained a Ph.D in Geology from Monash University, Australia in 1996.

3) I have practiced my profession continuously since 1989, and my relevant experience for the purposes of this report is;

   - I have been technically involved in all programs related to the CMB Property since 2003,
   - I have been involved in a wide variety of advanced base and precious metals exploration and development projects many of them of similar scale and scope as the CMB project.

4) I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#24220);

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I share responsibility, along with the three other Company QP's (Christopher Lee, Ian Cunningham-Dunlop and Jim Lincoln), for the preparation of Section 22.0 Recommendations, of the report entitled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007", dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since 2004 and personally visited the site most recently in July 2007.

7) As of November 20, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have

read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of Aurora Energy Resources in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of November, 2007 in Vancouver, B.C.

Mark O'Dea, *Ph.D, P.Geo*
President & CEO
Aurora Energy Resources Inc.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **James B. Lincoln**, P. Geo., do hereby certify that:

1) I am a geologist residing at 3790 US Hwy 89 South, Livingston, Montana, 59047 United States of America, and I am employed by Aurora Resources Energy Inc. as Chief Operating Officer.

2) I am a graduate of Eastern Michigan University with a B.Sc. Degree in Geology with a Chemistry minor in 1967; and also a graduate of the Ohio State University in 1969 with a M.Sc. Degree in Mineralogy from the College of Materials Engineering. I have practiced geology since 1971 to the present time.

3) My relevant experience includes technical and management positions with the following mining companies: Boliden Canada, Cominco, Pegasus Gold Corp., Dayton Mining Corp., Mount Isa Mines, North Star Exploration, Jinshan Gold Mines, Inc., Fronteer Development Group Inc. and Aurora Energy Resources Inc. I have also consulted in the mineral resource industry internationally and domestically. I have worked or conducted consulting in the mining industry in 31 countries.

4) I am a Professional Geologist registered in good standing with the State of Wyoming Board of Professional Geologists (PG-1087); and also, a registered Professional Geologist with American Institute of Professional Geologists (P.G. 07958).

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I share responsibility, along with the three other Company QP's (Mark O'Dea, Ian Cunninghan-Dunlop and Chris Lee), for the preparation of Section 22.0 Recommendations, of the report entitled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007", dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since March 2006 and personally visited the site most recently in October 2007. I have been on site in a technical and professional capacity over 15 times during the course of my tenure with Aurora Energy Resources Inc.

7) As of November 20, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of both Aurora Energy Resources Inc. and the Fronteer Development Group Inc. in the form shares of stock and stock option agreements.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of November, 2007 in Denver, Colorado, United States of America

James B. Lincoln

James B. Lincoln; Wyoming Professional Geologist #1087 and Registered Professional Geologist with the American Institute of Professional Geologists (P.G. 07958)

Chief Operating Officer

Aurora Energy Resources Inc.

Appendix II – 2007 DDH Program – Summary of Holes by Area

Aurora Corridor Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
AC Data = NAD 83, zone 21							
1	**AR07-001**	321142	6060904	259	355	-45	99.36
2	**AR07-002**	321142	6060904	259	355	-75	319.74
3	**AR07-003**	321324	6060931	280	355	-45	373.67
4	**AR07-004**	321324	6060931	280	355	-75	93.27
5	**AR07-005**	321351	6060920	280	22	-45	104.24
6	**AR07-006**	321351	6060920	280	22	-51	96.62
7	**AR07-007**	321351	6060920	280	8	-45	102.72
8	**AR07-008**	322555	6060992	314	332	-45	255.12
9	**AR07-009**	322555	6060992	314	332	-75	93.57
10	**AR07-010**	322678	6061009	312	332	-45	163.07
11	**AR07-011**	322678	6061009	312	332	-75	146.91
12	**AR07-012**	321202	6060755	317	355	-45	199.03
12							**2,047.32**

Burnt Brook Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
BB Data = NAD 83, zone 21							
1	**BB07-001**	329741	6063335	257.8	310	-45	300.23
2	**BB07-002**	329776	6063300	244.8	310	-45	168.86
3	**BB07-003**	329776	6063300	244.8	310	-75	174.96
4	**BB07-004**	329684	6063249	255.6	310	-45	157.89
5	**BB07-005**	329727	6063215	250.8	310	-45	243.54
6	**BB07-006**	329900	6063290	240	290	-45	224.64
7	**BB07-007**	329938	6063328	245	310	-45	145.39
8	**BB07-008**	329938	6063328	245	310	-70	70.32
9	**BB07-009**	329906	6063202	233	310	-45	218.54
10	**BB07-010**	329848	6063373	245	310	-45	124.05
10	**Total**						**1,828.42**

Gayle Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Gayle Data = NAD 83, zone 21							
1	**GL07-001**	331690	6065827	237.3	310	-65	91.44
2	**GL07-002**	331690	6065827	237.3	310	-45	103.63
3	**GL07-003**	331733	6065868	235.6	310	-45	106.38
4	**GL07-004**	331733	6065868	235.6	310	-70	102.41
5	**GL07-005**	331506	6065793	233.5	310	-45	102.72
6	**GL07-006**	331506	6065793	233.5	310	70	124.05
7	**GL07-007**	331602	6065804	232	310	-50	124.05
8	**GL07-008**	331549	6065647	244	310	-50	206.65
8	**Total**						**961.33**

Gear Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)

Gear Data = NAD 83, zone 21							
1	**G07-004**	337207	6091247	145	298	-75	411.18
2	**G07-005**	337248	6091147	143	300	-55	438.00
3	**G07-006****	337248	6091147	143	300	-70	459.64
4	**G07-007***	337248	6091147	143	300	-45	111.86
5	**G07-007A**	337248	6091147	143	300	-50	377.34
6	**G07-008**	337180	6091481	162	300	-45	135.33
6	*** denotes abandoned drillhole, **denotes drill not reaching target depth**						**1,933.35**

Inda Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Inda Data = NAD 83, zone 21							
1	**I07-002**	334790	6089401	108	325	-68	432.21
2	**I07-008***	334794	6089245	112	320	-50	89.00
3	**I07-008A**	334794	6089245	112	320	-58	482.00
4	**I07-003**	334543	6089207	113	330	-50	235.00
5	**I07-004**	334543	6089207	113	330	-65	358.75
6	**I07-005**	334464	6089176	112	320	-50	215.00
7	**I07-006**	334464	6089176	112	320	-72	320.00
8	**I07-007**	334464	6089176	112	320	-85	392.00
8	*** denotes abandoned drillhole**						**2,523.96**

Jacques Lake Deposit

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Jacques Lake Data = NAD 83, zone 21							
1	JL07-052	333132	6066001	270	315	-55	550.16
2	JL07-053	333176	6066031	283	315	-55	541.02
3	JL07-054	333132	6066001	270	315	-68	799.19
4	JL07-055	333176	6066031	283	315	-68	736.09
5	JL07-056	333132	6066001	270	315	-80	1,061.62
6	JL07-057	333176	6066031	283	315	-80	1,075.25
7	JL07-058	332848	6066173	191	315	-45	104.90
8	JL07-058A	332848	6066173	191	315	-45	257.56
9	JL07-059	332778	6066146	189	315	-45	226.47
10	JL07-060	332893	6066044	223	315	-50	339.84
11	JL07-061	332893	6066044	223	315	-60	373.68
12	JL07-062	332893	6066044	223	315	-75	380.09
13	JL07-063	332853	6066004	223	315	-50	355.40
14	JL07-064*	333132	6066001	270	315	-45	183.48
15	JL07-065	332853	6066004	223	315	-60	372.16
16	JL07-066	333132	6066001	270	300	-50	557.78
17	JL07-067	332853	6066004	223	315	-75	395.63
18	JL07-068	332931	6066083	235	315	-50	349.61
19	JL07-069	332778	6065935	209	315	-45	377.04
20	JL07-070	332962	6065972	235	315	-75	477.93
21	JL07-071	333104	6065963	258	300	-50	504.75
22	JL07-072	332902	6065892	229	315	-60	593.01
23	JL07-073	332900	6065894	228	315	-50	439.83
24	JL07-074	332813	6065878	211	310	-60	440.44
25	JL07-075	333104	6065963	258	300	-68	610.82

26	JL07-076	332749	6065799	207	325	-57	465.73
27	JL07-077*	333094	6065803	230	315	-48	215.49
28	JL07-078	333094	6065803	230	315	-56	691.29
29	JL07-079	333041	6065743	233	315	-56	732.74
29	*** denotes abandoned drillhole**						**14,209.00**

Melody LakeTarget

# Holes	Hole ID	UTM_East	UTM_North	Zone	Elev. (m)	Azimuth	Dip	TD (m)
ML Data = NAD 83, zone 20 & 21								
1	**ML07-001**	692069	6063574	20	~270	72.5	-45.5	304.80
2	**ML07-002**	692068	6063575	20	~270	350	-45	18.90
3	**ML07-003**	692068	6063575	20	~270	350	-55	16.80
4	**ML07-004**	692068	6063575	20	~270	350	-60	365.85
5	**ML07-005**	698068	6063572	20	~270	170	-55	342.60
6	**ML07-006**	692393	6063096	20	~265	45	-45	305.71
7	**ML07-007**	693436	6062169	20	~265	161	-45	306.93
8	**ML07-008**	306605	6061953	21	~200	235	-45	21.34
9	**ML07-009**	306605	6061953	21	~200	235	-50	301.14
10	**ML07-010**	693436	6062169	20	~200	161	-85	163.37
11	**ML07-011**	306605	6061953	21	~200	163	-45	285.60
12	**ML07-012**	693436	6062169	20	~200	115	-45	272.49
13	**ML07-013**	693436	6062169	20	~200	330	-45	304.88
14	**ML07-014**	306605	6061953	21	~200	163	-60	365.76
14	**Total**							**3,376.17**

Michelin Deposit

# Holes	Hole ID	UTM_East	UTM_North	Grid_East	Grid_North	Elev. (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, zone 21									
Shallow Eastern Exploration									
1	M07-046	307634	6052819	-112	-60	338	329	-45	123.75
2	M07-047	307634	6052819	-112	-60	338	329	-75	154.23
3	M07-048	307820	6052920	100	-50	339	332	-45	137.77
4	M07-049	307820	6052920	100	-50	339	332	-75	182.88
5	M07-050	307634	6052819	-112	-60	338	329	-90	185.32
6	M07-052	307.82	6052920	100	-50	339	332	-90	93.57
7	M07-053	307910	6052963	200	-50	340	332	-45	93.27
8	M07-054	307910	6052963	200	-50	340	332	-85	108.81
9	M07-055	308045	6052920	300	-150	341	330	-45	214.88
10	M07-056	308045	6052920	300	-150	341	330	-80	165.33
11	M07-057	308259	6052942	501	-224	340	328	-62	214.88
11									**1,674.69**
Main Zone - Down-plunge Extension									
1	M07-045	306731	6051613	-1446	-752	342	316	-79	183.49
2	M07-051	306731	6051613	-1446	-752	342	311	-72	831.40
3	M07-059	306731	6051613	-1446	-752	342	311	-66	776.33
4	M07-061	306731	6051613	-1446	-752	342	316	-62	707.29
5	M07-069	306768	6051631	-1405	-753	342	318	-80	833.09
6	M07-070	306607	6051519	-1598	-782	341	326	-78	867.02
7	M07-070A	306607	6051519	-1598	-782	341	326	-78	308.54
8	M07-070B	306607	6051519	-1598	-782	341	326	-78	15.00
9	M07-070C	306607	6051519	-1598	-782	341	326	-78	266.00

10	M07-075	306559	6051401	-1693	-866	343	322	-85	776.18
11	M07-075A	306559	6051401	-1693	-866	343	322	-85	560.50
12	M07-079+	306607	6051519	-1598	-782	341	326	-71	553.00
13	M07-080+	306798	6051373	-1489	-997	349.6	322	-79	545.00
13									**7,222.84**
Eastern Shoot - Down-plunge Extension									
1	M07-058	307379	6052218	-601	-491	352	332	-50	504.14
2	M07-060	307379	6052218	-601	-491	352	332	-65	98.76
3	M07-060A	307379	6052218	-601	-491	352	332	-68	537.67
4	M07-065	307294	6052158	-704	-508	348	332	-53	549.55
5	M07-066	307294	6052158	-704	-508	348	332	-59	556.26
6	M07-067	307294	6052158	-704	-508	348	332	-65	559.56
7	M07-068	307215	6052122	-791	-506	346	328	-55	175.26
8	M07-068A	307215	6052122	-791	-506	346	328	-55	508.41
9	M07-071	307215	6052122	-791	-506	346	328	-63	276.76
10	M07-072	307215	6052122	-791	-506	346	328	-73	612.04
11	M07-073	307479	6052250	-498	-506	354	330	-54	539.84
12	M07-074	307215	6052122	-791	-506	346	328	-66	569.72
13	M07-076	307479	6052250	-498	-506	354	328	-65	601.00
14	M07-077	307479	6052250	-498	-506	354	330	-76	691.00
15	M07-078	307556	6052316	-401	-481	348	330	-56	568.00
16	M07-081+	307431	6052096	-609	-624	359	326	-64	133.00
16	*** denotes hole in progress at time of writing of report**								**7,480.97**
Confirmation Drilling									
1	M07-062	306993	6052545	-806	-27	334	332	-90	148.74
2	M07-063	306993	6052545	-806	-27	334	332	-65	99.97
3	M07-064	306993	6052545	-806	-27	334	332	-45	80.77
3									**329.48**
Total Michelin Drilling									
43									**16,707.98**

Nash Target

# Holes	**Hole_ID**	**UTM_East**	**UTM_North**	**Elev. (m)**	**Azimuth**	**Dip**	**TD (m)**
Nash Data = NAD 83, zone 21							
1	**N07-003**	331834	6087373	169	315	-50	272.00
2	**N07-004**	331834	6087373	169	315	-75	344.00
3	**N07-005**	331916	6087417	177	315	-55	263.00
4	**N07-006**	331964	6087343	156	315	-72	419.00
4							**1,298.00**

Grand Total

134							**44,885.53**

Appendix III – 2007 DDH Program – Summary of Assay Composites by Area

Summary of 2007 Michelin Assay Composites

Hole ID	From (m)	To (m)	Length (m)	% U3O8
M07-045A	761.09	766.70	5.61	0.13
Incl	762.09	763.01	0.92	0.22
M07-046	69.40	70.40	1.00	0.03
M07-047	103.76	105.36	1.60	0.12
M07-048	40.33	42.33	2.00	0.04
M07-049	51.04	54.53	3.49	0.10
Incl	53.78	54.53	0.75	0.16
M07-050	NSV			
M07-051	722.24	729.77	7.53	0.12
Incl	722.24	723.38	1.14	0.34
Incl	725.38	726.77	1.39	0.17
M07-052	NSV			
M07-053	NSV			
M07-054	NSV			
M07-055	NSV			
M07-056	159.95	160.85	0.90	0.03
M07-057	NSV			
M07-058	437.24	448.93	11.69	0.09
Incl	439.12	444.13	5.01	0.17
Incl	440.12	443.12	3.00	0.20
M07-059	654.92	669.92	15.00	0.11
Incl	654.92	659.92	5.00	0.14
Incl	654.92	655.92	1.00	0.21
Incl	662.76	664.76	2.00	0.16
M07-060A	501.00	507.80	6.80	0.16
Incl	504.00	506.00	2.00	0.24
M07-061	NSV			
M07-062	31.01	75.93	44.92	0.06
Incl	32.51	50.20	17.69	0.11
Incl	43.84	49.18	5.34	0.23
Incl	54.92	56.42	1.50	0.10
And	88.83	92.34	3.51	0.20
M07-063	24.26	63.57	39.31	0.06
Incl	25.76	40.90	15.14	0.10
Incl	31.29	34.89	3.60	0.25
Incl	50.69	52.76	2.07	0.11
Incl	62.51	63.57	1.06	0.19
M07-064*	20.98	54.40	33.42	0.06
	*5 feet missing - drilled through Brinex adit			
Incl	22.83	33.81	10.98	0.09
Incl	24.04	28.96	4.92	0.14
Incl	27.70	28.96	1.26	0.24
Incl	46.18	54.40	8.22	0.11
Incl	48.68	51.18	2.50	0.20

M07-065	374.18	378.22	4.04	0.08
Incl	374.18	376.72	2.54	0.11
Incl	374.18	375.12	0.94	0.20
And	452.90	459.43	6.53	0.16
Incl	453.77	455.47	1.70	0.30
And	473.13	478.37	5.24	0.06
Incl	473.13	474.63	1.50	0.10
Incl	477.37	478.37	1.00	0.10
M07-066	476.31	485.22	8.91	0.15
Incl	479.31	485.22	5.91	0.20
Incl	480.22	481.22	1.00	0.38
Incl	483.22	484.22	1.00	0.31
M07-067	509.41	509.91	0.50	0.16
And	515.19	532.88	17.69	0.06
Incl	515.19	520.50	5.31	0.11
And Incl	517.65	519.07	1.42	0.16
M07-068A	444.54	445.54	1.00	0.04
and	446.54	447.60	1.06	0.03
M07-069	757.90	767.40	9.50	0.25
Incl	758.90	766.40	7.50	0.31
Incl	758.90	759.40	0.50	1.80
M07-070	NSV			
M07-072	423.80	429.88	6.08	0.06
And	547.40	557.50	10.10	0.24
Incl	550.50	553.50	3.00	0.25
Incl	554.50	557.50	3.00	0.39
M07-073	283.00	284.00	1.00	0.13
And	326.00	329.00	3.00	0.07
And	455.00	457.00	2.00	0.09
M07-074	495.07	499.30	4.23	0.08
Incl	498.71	499.30	0.59	0.16
And	511.80	512.80	1.00	0.09
M07-075	Assays pending at time of writing of report			
M07-076	Assays pending at time of writing of report			
M07-077	Assays pending at time of writing of report			
M07-078	Assays pending at time of writing of report			
M07-079	Drill hole in progress at time of writing of report			
M07-080	Drill hole in progress at time of writing of report			
M07-081	Drill hole in progress at time of writing of report			

Summary of 2007 Jacques Lake Assay Composites

Hole ID	From	To	Interval	%U3O8
JL07-052	295.96	296.96	1.00	0.08
and	408.50	413.50	5.00	0.06
JL07-053	306.50	312.50	6.00	0.06
incl.	309.43	310.00	0.57	0.14
and	397.00	398.00	1.00	0.04
and	444.47	445.50	1.03	0.06
and	448.50	448.95	0.45	0.06

JL07-054	310.00	311.00	1.00	0.03
JL07-055	362.11	363.11	1.00	0.06
and	378.72	379.72	1.00	0.07
and	499.75	500.75	1.00	0.05
JL07-057	895.50	897.50	2.00	0.07
JL07-058	17.00	24.00	7.00	0.09
incl.	19.00	20.00	1.00	0.20
and	30.00	33.50	3.50	0.05
incl.	32.50	33.50	1.00	0.10
and	95.00	97.00	2.00	0.05
JL07-058A	16.24	23.24	7.00	0.09
incl.	17.24	20.24	3.00	0.15
and	25.24	26.24	1.00	0.08
and	32.25	34.64	2.39	0.09
and	125.50	126.50	1.00	0.03
and	191.00	192.00	1.00	0.05
JL07-059	90.50	92.50	2.00	0.08
JL07-060	120.28	133.50	13.22	0.09
incl.	120.28	124.50	4.00	0.15
and incl	126.50	127.50	1.00	0.22
and	158.88	159.88	1.00	0.04
and	190.50	192.50	2.00	0.04
and	195.50	195.60	0.10	0.04
and	215.25	225.60	10.35	0.05
incl.	220.60	221.60	1.00	0.12
and	242.00	253.00	11.00	0.12
incl.	243.00	244.00	1.00	0.25
incl.	246.00	251.00	5.00	0.15
and	270.95	273.95	3.00	0.07
and	296.75	304.50	7.75	0.03
JL07-061	126.37	141.39	15.02	0.15
incl.	126.37	133.37	7.00	0.21
and	172.04	172.52	0.48	0.08
and	224.11	229.96	5.85	0.06
incl.	228.96	229.96	1.00	0.17
and	233.96	234.96	1.00	0.56
and	237.96	238.96	1.00	0.04
and	256.36	257.11	0.75	0.15
and	288.95	293.20	4.25	0.18
JL07-062	164.00	190.00	26.00	0.11
incl.	166.00	168.00	2.00	0.14
incl.	174.00	177.00	3.00	0.21
incl.	180.00	181.00	1.00	0.20
incl.	188.00	189.00	1.00	0.19
and	230.00	233.00	3.00	0.11
incl.	232.00	233.00	1.00	0.19
JL07-065	119.00	135.50	16.50	0.09
incl.	119.00	121.00	2.00	0.20
incl.	124.00	127.47	3.47	0.19
and	263.00	264.00	1.00	0.04

and	269.00	270.00	1.00	0.04
and	274.50	284.31	9.81	0.07
incl.	281.00	284.31	3.31	0.12
JL07-066	370.00	412.50	42.50	0.12
incl.	370.00	373.00	3.00	0.23
incl.	374.40	375.00	0.60	0.19
incl.	384.00	385.00	1.00	0.17
incl.	387.50	390.85	3.35	0.37
incl.	392.50	397.50	5.00	0.27
incl.	400.50	401.50	1.00	0.15
incl.	404.50	406.50	2.00	0.20
JL07-067	155.81	158.00	2.19	0.05
and	169.75	173.50	3.75	0.03
and	199.50	206.00	6.50	0.05
and	387.53	388.03	0.50	0.04
JL07-069	279.35	280.35	1.00	0.04
and	306.50	307.50	1.00	0.05
JL07-070	401.00	418.00	17.00	0.12
incl.	408.00	412.00	4.00	0.27
JL07-071	Assays pending at time of writing of report			
JL07-072	Assays pending at time of writing of report			
JL07-073	Assays pending at time of writing of report			
JL07-073	Assays pending at time of writing of report			
JL07-074	Assays pending at time of writing of report			
JL07-075	Assays pending at time of writing of report			
JL07-076	Assays pending at time of writing of report			
JL07-077	Assays pending at time of writing of report			
JL07-078	Assays pending at time of writing of report			
JL07-079	Assays pending at time of writing of report			

Summary of 2006 Melody Hill Assay Composites

Hole ID	From	To	%U3O8	Interval
ML07-001	NSV			
ML07-002	NSV			
ML07-003	NSV			
ML07-004	NSV			
ML07-005	NSV			
ML07-006	NSV			
ML07-007	41.35	42.05	0.073	0.70
ML07-008	NSV			
ML07-009	NSV			
ML07-010	NSV			
ML07-011	52.29	53.29	0.054	1.00
and	60.41	61.41	0.105	1.00
and	108.81	109.44	0.089	0.63
ML07-012	NSV			
ML07-013	NSV			
ML07-014	NSV			

Summary of 2007 Aurora Corridor Assay Composites

Hole ID	From	To	%U3O8	Interval
AR07-001	30.07	30.82	0.08	0.75
AR07-002	37.00	39.00	0.11	2.00
incl.	37.00	38.00	0.15	1.00
and	49.00	50.50	0.19	1.50
incl.	50.00	50.50	0.48	0.50
AR07-003	34.80	35.30	0.03	0.50
AR07-005	44.80	45.15	0.10	0.35
AR07-008	35.66	40.53	0.08	4.87
incl.	39.66	40.53	0.15	0.87
AR07-009	49.95	50.95	0.19	1.00
AR07-010	17.05	21.55	0.06	4.50
incl.	20.05	21.55	0.11	1.50
AR07-011	23.05	30.05	0.07	7.00
incl.	23.05	24.55	0.16	1.50
And incl.	28.05	30.05	0.14	2.00
AR07-012	Results Pending			

Summary of 2007 Gear Assay Composites

Hole ID	From_m	To_m	Length	U3O8_%
G07-004	Assays pending			
G07-005	346.00	369.00	23.00	0.09
incl.	358.00	368.00	10.00	0.17
and incl.	361.00	366.00	5.00	0.21
and incl.	363.00	364.00	1.00	0.38
G07-006	Assays pending			
G07-007A	323.00	330.00	7.00	0.16
G07-008	Assays pending			

Appendix IV – Actlabs Analytical Methods – Rock Sample Preparation (RX-1)

Rock Sample Preparation Procedure (www.actlabs.com) 0 PRINT EMAIL

To obtain meaningful analytical results, it is imperative that sample collection and preparation be done properly. ACTLABS can advise on sampling protocol for your field program if requested. Once the samples arrive in the laboratory, ACTLABS will ensure that they are prepared properly. As a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

As a routine practice, we will automatically use cleaner sand between each sample at no cost to the customer. Quality of crushing and pulverization is routinely checked as part of our quality assurance program. Randomization of samples in larger orders (>100) provides an excellent means to monitor data for systematic errors. The data is resorted after analysis according to sample number. Please request **Code Random (additional $1.00/sample)** if you prefer randomization.

Samples submitted in an unorganized fashion will be subject to a sorting surcharge and may substantially slow turnaround time. Providing an accurate detailed sample list by e-mail will also aid in improving turnaround time and for Quality Control purposes.

Additional charges may apply for poorly organized batches. **Code CP2** - Sample list not provided for orders over 25 samples **($0.25/sample)**; **Code CP3** - Sorting chaotic shipments **($0.50/sample)**.

Code	*Description*	*Price (USD)*
Code RX1	*crush up to 75% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$6.50*
Code RX1 Terminator	*crush up to 90% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$7.25*
Code RX2	*crush, split and pulverize with mild steel (100 g) (best for low contamination)*	*$6.75*
Code RX3	*oversize charge per kilogram (if required)*	*$1.50*
Code RX4	*pulverization only (mild steel) (coarse pulp or crushed rock)*	*$5.00*
Code RX5	*pulverize ceramic (100 g)*	*$12.25*
Code RX6	*hand pulverize small samples (agate mortar and pestle)*	*$12.25*
Code RX7	*crush only (split)*	*$3.75*
Code RX8	*sample prep only surcharge, no analyses*	*$2.00*
Code RX9	*compositing (per composite)*	*$2.00*
Code RX10	*dry drill cuttings in plastic bags*	*$1.75*
Code RX11	*checking quality of pulps or rejects prepared by other labs and issuing report*	*$6.75*

Rock, Core and Drill Cuttings

Note: Larger sample sizes than listed above can be pulverized at additional cost.

Pulverization Contaminants Added

(amount added depends on hardness of material and particle size required)

Mill Type	*Contaminant Added*
Mild Steel (best choice)	*Fe (up to 0.2%)*

Hardened Steel	*Fe (up to 0.2%), Cr (up to 200 ppm), trace Ni, Si, Mn and C*
Ceramic	*Al (up to 0.2%), Ba, trace REE*
Tungsten Carbide	*W (up to 0.1%), Co, C, Ta, Nb and Ti*
Agate	*Si (up to 0.3%), Al, Na, Fe, K, Ca, Mg, Pb*

Appendix V – Actlabs Analytical Methods – Uranium Analysis (5D-U)

Code 5D – Miscellaneous Elements Requiring Specific Methods (www.actlabs.com) PDF PRINT EMAIL

Analysis	*Method*	*Detection Limit*	*Upper Limit*
C-Total	*Infrared*	*0.01%*	
C-Graphitic	*Infrared*	*0.05%*	
C-Organic	*Infrared*	*0.05%*	
F	*ISE*	*100 ppm*	*10,000 ppm*
Li	*Total Digestion ICP*	*1 ppm*	*10,000 ppm*
Sn	*Fusion ICP*	*1 ppm*	*10,000 ppm*
U	***DNC***	***0.1 ppm***	***10,000 ppm***
B-Total	*PGNAA*	*0.5 ppm*	*10,000 ppm*
B-Total	*PGNAA*	*2 ppm*	*10,000 ppm*
Tl	*Total Digestion ICP-MS*	*0.2 ppm*	*10,000 ppm*

Code 5D – C (Organic)

0.5 g of sample is titrated with 25% HCl to drive off the CO2 (inorganic C). The sample is neutralized with ammonium hydroxide and dried on a hot plate. Sample residue is analyzed by LECO Combustion-IR technique to provide a value for total carbon, which is composed of organic C and graphitic C. The graphitic C content is subtracted to provide the organic C content.

Code 5D – C (Graphitic)

0.5 g of sample is ignited at 1,000°C to drive off organic and inorganic carbon (CO2). The residue is analyzed by LECO Combustion-IR t o provide a graphitic carbon value.

Code 5D - F

0.5 g samples are fused with sodium hydroxide in an oven at 580°C for 1 hour to release the fluoride ions from the sample matrix. The fuseate is dissolved in sulphuric acid with ammonium citrate buffer. The fluoride-ion electrode is immersed in this solution to measure the fluoride-ion activity directly.

Code 5D - B

1 g samples are encapsulated in a polyethylene vial and placed in a thermalized beam of neutrons produced from a nuclear reactor. Samples are measured for the doppler broadened prompt gamma ray at 478 KeV using a high purity GE detector. Samples are compared to certified reference materials used to calibrate the system.

Appendix VI – Actlabs Analytical Methods – Multi-element analysis (1E3)

Code 1E1/1E3** – Aqua Regia - ICP-OES (www.actlabs.com)

PDF PRINT EMAIL

0.5 g of sample is digested with aqua regia (0.5 ml H2O, 0.6 ml concentrated HNO3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. Sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30 element suite. A matrix standard and blank are run every 13 samples. For vegetation a 0.25 g sample is used.

A series of USGS-geochemical standards are used as controls. This digestion is near total for base metals however will only be partial for silicates and oxides.

Code 1E1 Elements and Detection Limits (ppm)

Element	*Detection Limit*	*Upper Limit*
*Ag**	*0.2*	*100*
*Al**	*0.01%*	
*As**	*10*	
*Ba**	*1*	
*Be**	*1*	
Bi	*10*	
*Ca**	*0.01%*	
Cd	*0.5*	*2,000*
*Co**	*1*	
*Cr**	*2*	
Cu	*1*	*10,000*
*Fe**	*0.01%*	
*K**	*0.01%*	
*Mg**	*0.01%*	
*Mn**	*2*	*10,000*
*Mo**	*2*	*10,000*
*Na**	*0.01%*	
*Ni**	*1*	*10,000*
*P**	*0.001%*	
*Pb**	*2*	*5,000*
*S**	*100*	
*Sb**	*10*	
*Sc**	*1*	
*Sn**	*10*	
*Ti**	*0.01%*	
*V**	*1*	
*W**	*10*	
*Y**	*1*	
*Zn**	*1*	*10,000*
*Zr**	*1*	

Notes:

* Element may only be partially extracted.
**** 1E3 includes B, Ga, Hg, La, Sb, Sr, Tl and U but includes Sn, Y, and Zr.**
*** Assays are recommended for values which exceed the upper limits.

Appendix VII – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Pressed Pellet Geochemical Procedure – ME-XRF05

Sample Decomposition: Pressed Powder Pellet (XRF-PPP)
Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A finely ground sample powder (10 g minimum) is mixed with a few drops of liquid binder (Polyvinyl Alcohol) and then transferred into an aluminum cap. The sample is subsequently compressed under approximately 30 ton/in^2 in a pellet press. After pressing, the pellet is dried to remove the solvent and analyzed by WDXRF spectrometry for the following elements.

Element	Symbol	Units	Lower Limit	Upper Limit
Arsenic	As	ppm	5	5000
Barium	Ba	ppm	10	10000
Bismuth	Bi	ppm	4	10000
Cerium	Ce	ppm	10	10000
Chromium	Cr	ppm	5	10000
Copper	Cu	ppm	10	10000
Gallium	Ga	ppm	4	10000
Lanthanum	La	ppm	10	10000
Molybdenum	Mo	ppm	4	10000
Niobium	Nb	ppm	2	10000
Nickel	Ni	ppm	10	15000
Rubidium	Rb	ppm	2	10000
Antimony	Sb	ppm	4	10000
Selenium	Se	ppm	2	10000
Tin	Sn	ppm	5	10000
Strontium	Sr	ppm	2	10000
Tantalum	Ta	ppm	10	10000
Thorium	Th	ppm	4	10000
Titanium	Ti	ppm	5	10000
Uranium	U	ppm	4	10000
Tungsten	W	ppm	10	10000
Yttrium	Y	ppm	2	10000
Zirconium	Zr	ppm	2	10000
Zinc	Zn	ppm	10	10000

Appendix VIII – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Ore Grade Analysis by XRF – ME-XRF10

Sample Decomposition: Lithium Metaborate or Tetraborate Fusion* (WEI-GRA06)

Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A prepared sample (1.000 g) is added to lithium metaborate or tetraborate flux (9.000 g), mixed well and fused in a furnace at 1100°C. A flat glass disc is prepared from the resulting melt. This disc is then analyzed by X-ray fluorescence spectrometry.

Element	Symbol	Units	Lower Limit	Upper Limit
Barium	Ba	%	0.01	50
Tin	Sn	%	0.01	60
Tungsten	W	%	0.01	50
Zirconium	Zr	%	0.01	50
Iron**	Fe_2O_3	%	0.01	100
Potassium**	K_2O	%	0.01	100
Magnesium**	MgO	%	0.01	100
Sodium**	Na_2O	%	0.01	100

** Elements reported as oxide

Elements listed below are available upon request

Element	Symbol	Units	Lower Limit	Upper Limit
Tungsten*	WO_3	%	0.01	60

*Note: For samples that are high in sulphides, we may substitute a peroxide fusion in order to obtain better results.

Appendix IX - Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the CMB Uranium Property. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

- Inspection of core boxes, for missing boxes and footage errors.
- Digital photographs will be taken of all core boxes and
- RQD and core loss will be noted.

Logging

- Notes will be collected on rock units, alteration, structure, mineralization and recorded on paper logging forms and then transferred into Excel spread sheets

Sampling

- Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
- Standards and blanks and duplicates (1/4 core) will be entered every 25th sample in the sample stream.
- All holes will be sampled where deemed radioactive with hand-held scintillometer or at the discretion of the geologist. Typical samples lengths will be 0.5-1.5 m.
- The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core with the sample tag placed at the beginning of the sample.
- For each sample interval, all required parts ('From-To') of the standard sample card will be filled in and half of the sample number tag will be placed at the starting point of the sample interval in the core box.
- The second half of the tag will be put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Double-Check

- The geologist will double-check that all of the samples collected are properly labeled with the sample tags inside of the sample bags.

Scintillometer Readings

- Scintillometer measements will be recorded by taking each piece of core from the core box and scanning the individual pieces with the scintillometer. This is done to minimize background readings generated by the mass of core present in the core box. The maximum value is measured in each 3 m "run" of core will be recorded, as will the average of values recorded.

Magnetic Susceptibility Readings

- Magnetic susceptibility readings will be collected every m, roughly corresponding to the top, middle, and bottom of each 3 m "run" of core.

Appendix X - QA/QC Sampling

At the CMB Uranium Property, the insertion of "blind" quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicate samples

- Duplicates are taken every 25 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks

- Non-mineralized material from the Michel Gabbro was used as a blank, where material was collected from an outcrop in the project area, broken with a hammer and inserted into the sample series every 25 samples.

Standards

- Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2005 CMB Regional Program. The standards chosen were designed to test the accuracy of the assays from low, 220 ppm uranium, through to high grade, 10,200 ppm uranium. Standards were inserted into the sample series every 25 samples.

Check Samples:

- 5% of all assayed sample pulps are being sent to ALS Chemex in Vancouver, B.C. for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Analyzing Data

- Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

Appendix XI

LIST OF DRILL HOLES WITH ASSAYS USED IN RESOURCE ESTIMATE
MICHELIN

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH
2005 DRILL HOLES				
M-05-02C	-943.00	-436.00	340.44	460.55
M-05-03	-1001.50	-434.00	341.47	480.67
M-05-04	-1064.00	-403.80	337.10	487.38
M-05-05	-1064.00	-404.50	337.15	578.51
M-05-06	-1001.50	-434.78	341.61	578.51
M-05-07	-1128.00	-459.30	335.90	549.55
M-05-08D	-1063.50	-565.00	339.60	801.01
TWM-05-174	-440.00	-101.30	336.55	203.68
TWM-05-92	-643.00	-84.30	336.13	151.79
2006 DRILL HOLES				
M-06-09	-867.00	-429.00	340.00	441.10
M-06-10	-867.00	-429.00	340.00	450.19
M-06-11	-940.00	-438.00	340.00	428.55
M-06-12	-1000.00	-437.00	341.00	431.90
M-06-13	-940.00	-438.00	340.00	459.64
M-06-14	-1000.00	-437.00	341.00	465.73
M-06-15	-1063.00	-407.00	337.00	419.10
M-06-16	-1000.00	-437.00	341.00	551.08
M-06-17	-1063.00	-407.00	337.00	437.69
M-06-18	-605.00	-489.00	342.00	522.00
M-06-19	-940.00	-438.00	340.00	578.51
M-06-20A	-1126.00	-461.00	336.00	456.59
M-06-21	-940.00	-438.00	340.00	581.86
M-06-22	-1204.00	-803.00	346.00	895.53
M-06-24	-1063.00	-407.00	337.00	505.05
M-06-25	-1297.00	-792.00	345.00	827.23
M-06-26	-1412.00	-797.00	343.00	883.31
M-06-27	-1061.00	-567.00	339.00	840.03
M-06-28	-1061.00	-567.00	339.00	644.96
M-06-29	-1412.00	-797.00	343.00	965.30
M-06-30A	-997.00	-608.00	343.00	650.00
M-06-31	-1489.00	-997.00	345.00	1050.00
M-06-32	-1412.00	-797.00	343.00	850.00
M-06-33	-740.00	-600.00	340.00	694.03
M-06-35	-997.00	-608.00	343.00	730.61
M-06-36A	-1072.00	-708.00	349.00	776.02
M-06-37	-1153.00	-653.00	342.00	642.21
M-06-38A	-1240.00	-720.00	345.00	663.55
M-06-39	-1153.00	-653.00	342.00	718.41
M-06-40	-1351.00	-734.00	345.00	671.78
M-06-41	-1240.00	-720.00	345.00	716.79
M-06-42	-1153.00	-653.00	342.00	767.49
M-06-43	-1351.00	-734.00	345.00	749.20
M-06-44	-1240.00	-720.00	345.00	785.47
HISTORIC DRILL HOLES				
1969 DRILL HOLES				
M-69-1	-274.32	-21.34	339.24	70.71
M-69-10	-488.40	-243.07	332.79	305.71
M-69-11	-121.65	-98.05	336.53	152.70
M-69-12	31.77	-89.79	335.98	129.24

M-69-13	-638.99	-197.80	332.92	216.71
M-69-14	31.82	-91.00	336.33	138.38
M-69-16	-639.00	-197.69	333.19	262.37
M-69-18	-777.36	-180.15	333.20	231.04
M-69-19	185.37	-91.81	340.16	135.33
M-69-2	-274.80	-21.57	339.16	81.69
M-69-21	-898.07	-125.15	332.84	201.17
M-69-23	-1066.80	-94.11	330.75	173.74
M-69-25	-1220.80	-132.93	333.70	148.44
M-69-27	-1387.17	-154.55	338.65	185.01
M-69-3	-303.73	-74.14	336.21	99.06
M-69-32	-1076.39	-231.70	332.97	321.26
M-69-35	-1310.50	-62.75	335.95	30.78
M-69-36	-1310.60	-64.34	336.05	43.28
M-69-37	-1310.15	-53.24	336.77	16.76
M-69-39	-1310.14	-53.90	336.87	15.24
M-69-4	-303.71	-75.33	336.24	144.17
M-69-40	-1310.16	-52.96	336.88	35.05
M-69-41	-1310.18	-53.19	336.88	14.33
M-69-42	-1311.73	-90.06	335.28	45.72
M-69-43	-1311.80	-90.60	335.23	57.91
M-69-46	-1335.13	-60.13	337.41	25.60
M-69-47	-1335.19	-61.11	337.44	36.88
M-69-48	-1274.05	-65.17	334.95	33.53
M-69-49	-1274.08	-66.00	335.17	65.84
M-69-5	-334.72	-77.88	336.48	89.61
M-69-50	-272.87	-128.49	335.52	185.93
M-69-51	-273.39	-129.35	335.44	214.58
M-69-52	-1246.87	-65.78	334.93	44.20
M-69-53	-1246.97	-66.81	334.80	64.62
M-69-54	-1221.14	-66.87	335.11	48.77
M-69-55	-1221.13	-67.85	335.00	67.97
M-69-56	-1221.30	-96.46	334.22	79.86
M-69-57	-1221.31	-96.77	334.18	104.49
M-69-58	-389.92	-133.28	335.21	167.03
M-69-59	-390.10	-134.09	335.07	193.55
M-69-6	-334.76	-79.06	336.21	138.38
M-69-60	-1249.92	-120.57	332.90	112.78
M-69-61	-1249.87	-121.00	332.82	120.40
M-69-62	-1275.86	-121.51	333.18	113.39
M-69-63	-1275.93	-121.92	333.16	122.53
M-69-64	-484.22	-141.36	332.93	217.02
M-69-65	-394.15	-36.37	341.82	78.94
M-69-66	-1308.94	-143.61	334.62	116.74
M-69-67	-304.39	-235.70	333.73	309.37
M-69-68	-1377.97	-68.97	340.25	91.14
M-69-69	-1071.21	-38.95	334.90	88.39
M-69-7	-488.83	-59.37	340.94	86.87
M-69-70	-1143.13	-61.23	335.89	73.15
M-69-71	-1143.13	-62.33	335.89	90.83
M-69-72	-1143.13	-147.67	335.79	176.48
M-69-73	-564.66	-102.50	336.71	162.15
M-69-74	-564.67	-103.52	336.47	161.24
M-69-75	-984.13	-64.37	333.38	109.42
M-69-76	-984.16	-65.16	333.36	121.62
M-69-77	-702.31	-125.32	333.28	179.83
M-69-78	-842.61	-63.86	335.26	154.84

M-69-79	-702.37	-126.28	333.66	203.91
M-69-8	-488.60	-60.28	340.75	124.36
M-69-9	-121.61	-97.05	336.69	136.86
1970 DRILL HOLES				
M-70-80	-837.43	-124.02	335.09	194.77
M-70-81	-777.35	-29.47	334.83	100.58
M-70-82	-704.57	-258.28	331.10	332.54
M-70-83	-898.11	-31.43	336.87	89.31
M-70-84	-669.40	-81.40	334.32	115.52
M-70-85	-896.11	-231.04	333.01	335.58
M-70-90	-897.77	-75.91	331.52	122.83
M-70-91	-709.90	-53.21	333.23	77.42
M-70-92	-639.13	-83.76	335.82	96.32
1975 DRILL HOLES				
M-75-94	-705.61	-88.39	332.85	129.54
M-75-95	-702.56	-207.26	332.79	226.47
M-75-96	-702.56	-207.26	332.79	255.12
M-75-97	-705.61	-146.30	334.01	157.58
M-75-98	-703.48	-144.17	334.07	168.10
1976 DRILL HOLES				
M-76-100	-1012.85	-223.11	334.13	273.71
M-76-103	-740.97	-238.96	334.55	261.82
M-76-104	-1012.85	-222.50	334.13	269.14
M-76-105	-564.49	-223.72	334.80	170.08
M-76-106	-564.49	-224.03	334.80	245.06
M-76-107	-740.97	-238.66	334.55	253.90
M-76-108	-1013.46	-145.69	334.25	228.60
M-76-109	-640.38	-231.65	334.68	264.57
M-76-110	-740.97	-238.66	334.55	233.17
M-76-111	-1013.46	-145.39	334.25	229.30
M-76-112	-640.38	-231.04	334.68	235.18
M-76-113	-1013.46	-145.08	334.25	207.26
M-76-114	-778.15	-210.31	334.77	274.32
M-76-115	-778.15	-210.01	334.77	236.22
M-76-116	-1044.85	-138.99	334.68	167.03
M-76-117	-484.63	-199.03	334.92	68.88
M-76-118	-487.38	-199.34	334.92	56.69
M-76-119	-1044.85	-138.68	334.68	152.40
M-76-120	-487.07	-171.60	335.01	63.40
M-76-121	-807.42	-212.14	334.55	273.83
M-76-122	-487.07	-171.60	335.01	190.50
M-76-123	-1044.85	-207.26	335.44	252.37
M-76-124	-807.42	-211.84	334.55	251.80
M-76-127	-1044.85	-207.26	335.44	212.45
M-76-128	-838.50	-210.92	334.55	278.89
M-76-129	-389.92	-180.15	334.92	198.12
M-76-130	-985.11	-176.48	334.68	222.81
M-76-131	-838.50	-210.62	334.55	240.27
M-76-132	-985.11	-175.87	334.68	199.16
M-76-133	-437.08	-173.43	334.92	253.59
M-76-134	-837.90	-132.89	334.55	191.72
M-76-135	-940.31	-210.31	334.62	248.41
M-76-136	-896.11	-180.75	334.52	259.08
M-76-137	-940.31	-210.31	334.62	173.43
M-76-138	-837.90	-132.89	334.55	152.10
M-76-139	-896.42	-180.44	334.52	213.36
M-76-140	-739.75	-140.82	332.92	181.36

M-76-141	-938.48	-107.29	332.57	207.26
M-76-142	-1074.12	-190.80	332.21	243.84
M-76-143	-938.48	-106.98	332.57	195.07
M-76-144	-738.84	-94.49	332.42	143.26
M-76-145	-1074.12	-190.50	332.21	213.36
M-76-146	-929.03	-159.11	333.00	216.71
M-76-147	-773.89	-136.25	332.74	204.22
M-76-148	-1110.69	-237.74	333.55	311.20
M-76-149	-1075.94	-62.48	335.07	152.40
M-76-150	-804.98	-146.91	333.27	224.94
M-76-151	-1109.47	-104.24	333.64	179.22
M-76-152	-1110.69	-237.44	333.55	270.36
M-76-153	-1109.47	-104.55	333.64	141.12
M-76-154	-804.98	-146.61	333.57	182.88
M-76-155	-1110.69	-237.13	333.27	212.14
M-76-156	-1179.88	-114.91	333.97	106.07
M-76-157	-770.23	-73.46	333.05	94.18
M-76-159	-1180.19	-36.88	338.76	63.40
M-76-160	-806.20	-85.65	334.80	109.12
M-76-161	-1142.39	-203.61	332.76	196.29
M-76-162	-806.20	-86.26	334.80	124.36
M-76-163	-1178.05	-193.24	332.60	172.52
M-76-164	-1142.39	-203.91	332.76	219.46
M-76-165	-1178.05	-193.55	332.60	219.46
M-76-166	-638.86	-106.07	336.79	121.62
M-76-167	-1145.13	-113.69	333.30	114.00
M-76-168	-565.40	-148.13	333.06	78.64
M-76-169	-1107.64	-37.49	336.20	55.17
M-76-170	-436.47	-100.58	336.41	138.38
M-76-171	-1046.07	-28.35	334.92	81.53
M-76-172	-1220.72	-212.14	333.15	235.61
M-76-173	-1046.07	-27.74	334.92	54.25
M-76-174	-436.47	-101.19	336.75	187.76
M-76-175	-1014.07	-29.87	334.34	75.59
M-76-176	-1014.07	-29.26	334.34	63.09
M-76-177	-1220.72	-211.53	333.15	176.17
M-76-178	-337.11	-183.18	334.01	204.52
M-76-179	-940.61	-39.62	334.26	121.01
M-76-180	-940.61	-39.01	334.19	81.08
M-76-181	-337.11	-183.49	334.07	237.13
M-76-182	-210.62	-48.16	338.36	91.14
M-76-183	-210.62	-48.77	338.36	95.71
M-76-99	-704.09	-169.77	334.55	226.47
1979 DRILL HOLES				
M-79-200	-210.31	-9.14	337.90	60.96
M-79-201	-242.32	-16.76	339.30	31.09
M-79-202	-390.14	-12.19	339.94	27.43
M-79-203	-390.14	6.10	340.95	27.43
M-79-204	-434.95	6.10	339.85	20.12
M-79-205	-487.68	-24.08	339.85	42.67
M-79-206	-525.78	-21.34	339.85	42.67
M-79-207	-525.78	-53.34	339.44	74.68
M-79-208	-525.78	-97.54	336.74	30.48
M-79-209	-563.88	0.00	339.85	30.48
M-79-211	-601.98	-27.43	339.24	70.10
M-79-213	-637.64	7.62	340.34	21.34
M-79-214	-640.08	-21.34	339.09	26.52

M-79-215	-670.56	0.00	340.58	30.48
M-79-216	-670.56	-18.29	340.80	30.48
M-79-217	-708.66	4.57	339.09	35.05
M-79-218	-708.66	-15.24	337.96	39.62
M-79-219	-740.66	21.34	339.30	25.91
M-79-220	-740.66	-15.24	336.80	38.10
M-79-222	-777.24	-7.62	337.17	24.69
M-79-223	-807.72	22.86	338.20	23.16
M-79-224	-807.72	-9.14	336.26	28.96
M-79-225	-838.20	30.48	339.09	23.47
M-79-226	-838.20	6.10	337.54	27.43
M-79-227	-867.16	30.48	340.49	27.43
M-79-228	-867.16	6.10	337.63	34.14
M-79-229	-896.11	32.00	340.95	20.42
M-79-230	-896.11	7.62	337.66	24.38
M-79-231	-940.31	0.00	336.04	45.72
M-79-232	-984.50	-18.29	335.40	51.82
M-79-233	-1013.46	6.10	335.83	44.20
M-79-234	-1045.46	6.10	336.17	24.38
M-79-235	-1074.42	-1.52	336.59	25.91
M-79-236	-1109.47	-9.14	337.51	33.53
M-79-237	-1143.00	-10.67	338.18	26.21
M-79-238	-1179.58	-12.19	338.24	29.26
M-79-239	-1221.64	-32.00	337.41	29.26
M-79-240	-1247.24	-45.72	337.23	36.58
M-79-241	-1274.06	-45.72	337.54	30.78
M-79-242	-1380.74	-45.72	341.44	27.43
M-79-243	-1411.22	-50.29	343.11	32.31
M-79-244	-601.98	-195.07	332.35	118.57
M-79-245	-670.56	-129.54	336.53	135.03
M-79-246	-740.66	-51.82	332.99	99.06
M-79-247	-777.24	-117.35	332.51	132.74
M-79-248	-805.89	-188.98	332.90	213.36
M-79-249	-838.50	-91.44	333.73	124.36
M-79-250	-867.16	-27.43	334.76	41.76
M-79-250A	-867.16	-28.04	334.98	84.73
M-79-251	-867.16	-56.39	333.54	99.97
M-79-252	-867.16	-120.09	332.81	149.35
M-79-253	-867.16	-120.40	332.81	171.30
M-79-254	-867.16	-120.70	332.81	208.79
M-79-255	-896.11	-41.15	333.88	100.58
M-79-256	-896.11	-73.15	333.09	143.87
M-79-257	-1045.46	-73.15	333.36	99.97
M-79-258	-1179.58	-85.34	335.01	82.30
M-79-259	-640.08	-132.59	337.08	67.36
M-79-260	-601.98	-82.30	336.90	105.77
M-79-261	-601.98	-150.88	333.82	164.59
M-79-263	-983.28	15.24	336.41	27.43
M-79-264	-940.31	18.29	337.08	30.48
M-79-265	-662.94	-184.40	332.66	182.88
1975 UNDER GROUND DRILL HOLES				
MU-75-1	-624.84	2.13	305.71	41.46
MU-75-10	-381.00	8.23	317.91	9.15
MU-75-11	-396.24	10.97	315.77	9.15
MU-75-12	-396.24	7.62	315.77	33.54
MU-75-14	-411.48	10.06	313.33	9.76
MU-75-16	-426.72	9.30	311.81	36.59

MU-75-17	-441.96	7.77	309.37	10.28
MU-75-18	-460.55	10.36	306.32	42.68
MU-75-19	-480.06	10.67	304.19	22.87
MU-75-2	-624.84	5.33	305.71	26.28
MU-75-20	-511.30	22.86	303.43	57.92
MU-75-21	-518.16	14.63	303.73	50.73
MU-75-22	-527.61	10.52	304.19	56.40
MU-75-24	-651.51	6.71	306.17	39.94
MU-75-25	-677.27	2.13	306.63	33.54
MU-75-26	-677.27	5.94	306.63	6.11
MU-75-27	-703.17	-2.13	306.78	20.43
MU-75-28	-731.52	-16.15	306.93	13.12
MU-75-29	-731.52	-12.50	306.93	33.08
MU-75-3	-594.36	5.49	304.80	46.34
MU-75-30	-762.00	-17.98	307.24	21.35
MU-75-31	-762.00	-14.63	307.24	39.94
MU-75-32	-793.55	-10.06	307.54	25.31
MU-75-33	-793.55	-6.40	307.54	32.93
MU-75-34	-822.96	-3.35	308.00	34.45
MU-75-35	-822.96	0.30	308.00	52.47
MU-75-36	-853.44	-4.11	308.31	46.64
MU-75-37	-853.44	-0.30	308.31	33.54
MU-75-39	-878.89	-4.57	308.46	42.68
MU-75-4	-338.02	-37.95	328.88	55.18
MU-75-40	-880.26	-4.72	308.46	52.74
MU-75-41	-881.18	-4.88	308.46	61.27
MU-75-42	-868.98	-6.40	308.31	36.28
MU-75-43	-868.98	-6.40	308.31	9.46
MU-75-44	-838.20	-2.13	308.15	22.87
MU-75-45	-838.20	-1.52	308.15	29.09
MU-75-46	-807.72	-6.10	307.85	24.27
MU-75-47	-807.72	-2.74	307.85	30.49
MU-75-48	-777.24	-14.94	307.54	22.87
MU-75-49	-777.24	-14.33	307.54	39.69
MU-75-5	-341.22	-18.90	325.22	45.73
MU-75-50	-746.76	-18.90	307.24	15.25
MU-75-51	-746.76	-15.54	307.24	39.94
MU-75-52	-716.28	-11.89	306.93	18.30
MU-75-53	-777.24	-8.08	306.93	27.44
MU-75-54	-616.31	1.52	305.41	39.63
MU-75-55	-579.12	12.50	304.50	54.26
MU-75-6	-350.52	0.91	321.72	30.49
MU-75-7	-365.76	8.53	319.58	12.20
MU-75-8	-365.76	4.57	319.43	28.36
MU-75-9	-381.00	11.89	317.91	12.20
UNDER GROUND SAMPLES				
X-100_1	-508.54	18.14	303.43	3.05
X-100_2	-508.21	19.19	303.43	3.84
X-101_1	-510.34	18.05	303.43	3.05
X-101_2	-510.08	19.15	303.43	3.66
X-102_1	-512.19	17.90	303.43	3.05
X-102_2	-511.33	19.05	303.43	5.06
X-103_1	-514.23	17.41	303.43	3.05
X-103_2	-513.29	20.00	303.43	5.24
X-104_1	-516.53	18.86	303.43	3.05
X-104_2	-518.09	23.25	303.43	6.71
X-105_1	-518.06	16.41	303.43	3.05

X-106_1	-518.20	19.78	303.43	3.05
X-106_2	-519.55	24.71	303.43	8.05
X-107_1	-519.83	15.40	303.43	3.05
X-107_2	-519.99	16.74	303.43	3.66
X-108_1	-519.98	20.01	303.43	3.05
X-108_2	-519.52	20.96	303.43	3.66
X-109_2	-522.57	20.74	303.43	3.05
X-10_1	-341.97	-28.44	324.63	3.05
X-110_1	-521.87	14.77	303.43	3.05
X-110_2	-521.78	15.86	303.43	3.96
X-111_2	-523.71	21.90	303.43	4.66
X-112_1	-523.73	13.76	303.43	3.05
X-112_2	-523.64	15.19	303.43	4.11
X-113_1	-525.76	13.05	303.43	3.05
X-113_2	-525.77	14.37	303.43	3.96
X-114_1	-526.83	20.93	303.43	3.05
X-114_2	-525.74	21.86	303.43	5.15
X-115_1	-528.00	12.01	303.43	3.05
X-115_2	-527.90	13.21	303.43	3.96
X-116_1	-529.37	21.28	303.43	3.05
X-116_2	-528.81	22.23	303.43	3.96
X-117_1	-529.46	11.16	303.43	3.96
X-118_1	-531.73	21.53	303.43	3.05
X-118_2	-531.56	22.33	303.43	3.23
X-119_1	-533.79	21.92	303.43	3.05
X-119_2	-533.52	22.73	303.43	3.51
X-11_1	-342.08	-26.26	325.22	3.05
X-120_1	-536.57	21.85	303.43	3.05
X-120_2	-536.12	22.77	303.43	3.84
X-121_1	-538.47	21.92	303.43	3.05
X-121_2	-538.26	22.78	303.43	3.41
X-122_1	-540.83	21.85	303.43	3.05
X-122_2	-540.51	22.77	303.43	3.51
X-123_1	-542.73	22.00	303.43	3.05
X-123_2	-542.55	22.79	303.43	3.51
X-124_1	-545.06	21.77	303.43	3.05
X-124_2	-544.62	22.57	303.43	3.96
X-125_1	-547.57	21.73	303.43	3.05
X-125_2	-547.26	22.55	303.43	3.69
X-126_1	-550.33	23.72	304.30	3.05
X-126_2	-550.11	22.49	304.30	3.20
X-127_1	-552.20	22.15	304.35	3.05
X-127_2	-552.37	23.34	304.35	3.20
X-128_1	-554.18	21.88	304.41	3.05
X-128_2	-554.26	23.18	304.39	3.54
X-129_1	-556.20	21.42	304.46	3.05
X-129_2	-556.18	22.99	304.43	3.54
X-12_1	-342.27	-24.02	325.81	3.05
X-130_1	-558.22	21.09	304.50	3.05
X-130_2	-558.28	22.31	304.48	3.41
X-131_1	-560.60	20.15	304.50	3.05
X-131_2	-560.66	21.55	304.50	3.51
X-132_1	-563.05	19.86	304.50	3.05
X-132_2	-563.26	21.12	304.50	3.20
X-133_1	-564.90	19.02	304.50	3.05
X-133_2	-565.17	20.38	304.50	3.20
X-134_1	-567.23	19.87	304.50	3.05

X-134_2	-566.88	18.65	304.50	3.05
X-135_1	-568.92	17.75	304.50	3.05
X-135_2	-569.19	19.35	304.50	3.51
X-136_1	-571.57	18.96	304.50	3.05
X-136_2	-571.05	17.74	304.50	3.05
X-137_1	-572.93	16.87	304.50	3.05
X-137_2	-572.92	18.38	304.50	3.90
X-138_1	-574.81	16.14	304.50	3.05
X-138_2	-575.23	17.56	304.50	3.63
X-139_1	-577.71	16.68	304.50	3.05
X-139_2	-576.75	15.43	304.50	3.05
X-13_1	-342.78	-21.95	325.22	3.05
X-140_1	-578.56	14.33	304.50	3.05
X-140_2	-579.31	15.67	304.50	3.20
X-141_1	-580.77	13.32	304.50	3.05
X-141_2	-581.28	14.93	304.50	3.51
X-142_1	-582.52	12.76	304.56	3.05
X-142_2	-582.92	13.92	304.53	3.66
X-143_1	-584.36	11.75	304.61	3.05
X-143_2	-584.75	12.90	304.58	3.75
X-144_1	-586.40	10.61	304.64	3.05
X-144_2	-586.97	12.03	304.64	3.23
X-145_1	-588.35	9.98	304.72	3.05
X-145_2	-588.76	11.08	304.69	3.35
X-146_1	-590.42	8.74	304.77	3.05
X-146_2	-590.76	10.13	304.75	3.66
X-147_1	-592.60	8.07	304.80	3.05
X-147_2	-593.07	9.30	304.80	3.66
X-148_1	-594.48	7.10	304.80	3.05
X-148_2	-594.92	8.60	304.80	3.66
X-149_1	-597.25	7.85	304.82	3.05
X-149_2	-596.63	6.77	304.84	3.05
X-14_1	-342.92	-19.85	325.22	3.05
X-150_1	-598.88	5.70	304.89	3.05
X-150_2	-599.10	6.96	304.87	3.47
X-151_1	-600.98	4.70	304.93	3.05
X-151_2	-601.11	5.71	304.91	3.63
X-152_1	-603.20	3.66	304.97	3.05
X-152_2	-603.05	5.04	304.95	3.63
X-153_1	-605.28	3.19	305.02	3.05
X-153_2	-605.21	4.47	305.00	3.41
X-154_1	-607.57	2.96	305.06	3.05
X-154_2	-607.50	4.28	305.04	3.20
X-155_1	-609.48	2.84	305.11	3.05
X-155_2	-609.41	4.12	305.08	3.35
X-156_1	-611.40	2.91	305.15	3.05
X-156_2	-611.32	4.05	305.13	3.11
X-157_1	-613.40	3.96	305.17	3.05
X-157_2	-613.39	2.65	305.19	3.05
X-158_1	-615.34	2.62	305.41	3.05
X-158_2	-615.15	3.76	305.21	3.38
X-159_1	-617.60	2.83	305.49	3.05
X-159_2	-617.48	4.01	305.45	3.38
X-15_1	-343.14	-17.69	324.83	3.05
X-160_1	-620.85	3.31	305.56	1.28
X-160_2	-620.45	4.18	305.52	2.23
X-160_3	-619.92	2.33	305.60	3.05

X-161_1	-623.55	4.50	305.63	0.70
X-161_2	-622.68	3.54	305.67	2.44
X-161_3	-622.64	2.27	305.71	3.05
X-162_1	-624.89	4.56	305.71	2.35
X-162_2	-624.93	2.79	305.73	3.05
X-163_1	-627.17	3.53	305.76	3.05
X-163_2	-626.52	5.35	305.74	3.44
X-164_1	-629.68	5.01	305.80	1.58
X-164_2	-629.39	5.87	305.78	1.86
X-164_3	-629.36	3.95	305.81	3.05
X-165_1	-632.04	5.69	305.85	0.91
X-165_2	-631.00	6.71	305.83	2.65
X-165_3	-631.28	4.25	305.86	3.05
X-166_1	-632.98	5.27	305.90	3.05
X-166_2	-632.14	7.01	305.88	3.90
X-167_1	-636.14	6.53	305.93	0.61
X-167_2	-635.16	4.97	305.95	3.05
X-167_3	-634.60	7.41	305.91	3.35
X-168_1	-637.91	7.52	305.97	2.10
X-168_2	-637.91	6.53	305.98	2.29
X-168_3	-637.80	5.49	306.00	3.05
X-16_1	-343.31	-15.54	324.44	3.05
X-170_1	-640.35	7.01	306.03	1.52
X-170_2	-640.00	7.66	306.02	2.10
X-170_3	-639.69	6.00	306.05	3.05
X-171_1	-642.28	6.34	306.08	3.05
X-171_2	-641.92	7.99	306.07	3.14
X-172_1	-644.00	6.55	306.12	3.05
X-172_2	-643.71	8.26	306.10	3.14
X-172_3	-645.72	7.48	306.14	3.63
X-173_1	-648.53	7.44	306.17	3.05
X-173_2	-648.36	9.07	306.15	3.35
X-174_1	-650.61	7.48	306.17	3.05
X-174_2	-650.29	9.17	306.17	3.75
X-175_1	-652.75	8.43	306.21	3.05
X-175_2	-652.69	9.70	306.19	3.20
X-176_1	-655.13	8.10	306.26	3.05
X-176_2	-655.00	9.78	306.24	3.08
X-177_1	-657.66	7.84	306.30	3.05
X-177_2	-657.42	9.99	306.28	3.44
X-178_1	-659.42	8.28	306.35	3.05
X-178_2	-659.26	10.37	306.32	3.35
X-179_1	-661.95	8.15	306.39	3.05
X-179_2	-661.73	10.07	306.37	3.60
X-17_1	-343.32	-13.18	324.05	3.05
X-180_1	-664.33	7.85	306.43	3.05
X-180_2	-664.29	9.61	306.41	3.57
X-181_1	-667.85	8.33	306.48	0.58
X-181_2	-667.22	9.54	306.45	2.50
X-181_3	-666.27	7.67	306.50	3.05
X-182_1	-669.48	7.65	306.54	1.46
X-182_2	-669.62	8.67	306.52	2.32
X-182_3	-668.28	6.64	306.56	3.05
X-183_1	-670.66	5.83	306.61	3.05
X-183_2	-671.31	7.90	306.59	3.51
X-184_1	-673.22	5.78	306.63	3.05
X-184_2	-673.43	6.84	306.63	3.54

X-185_1	-677.69	5.37	306.63	0.43
X-185_2	-677.50	4.70	306.63	0.43
X-185_3	-675.95	4.40	306.63	2.87
X-185_4	-675.45	3.52	306.63	3.05
X-186_1	-679.62	4.21	306.64	0.30
X-186_2	-677.95	3.70	306.64	3.26
X-187_1	-679.14	2.15	306.65	3.05
X-187_2	-679.78	3.74	306.65	3.23
X-188_1	-680.89	1.42	306.66	3.05
X-188_2	-681.41	3.21	306.67	3.26
X-189_1	-683.70	2.67	306.68	2.26
X-189_2	-682.91	1.66	306.68	3.05
X-189_3	-682.53	0.58	306.67	3.05
X-18_1	-344.14	-11.24	323.66	3.05
X-190_1	-686.84	1.83	306.69	1.22
X-190_2	-685.57	0.77	306.70	2.74
X-190_3	-684.84	-0.46	306.70	3.05
X-191_1	-686.92	-1.29	306.71	3.05
X-191_2	-689.94	0.44	306.72	3.26
X-191_3	-687.75	1.19	306.71	3.35
X-192_1	-689.11	-1.59	306.73	3.05
X-193_1	-693.73	-0.87	306.74	0.12
X-193_2	-693.07	-1.88	306.74	0.49
X-193_3	-692.33	-1.08	306.75	2.44
X-193_4	-691.32	-2.39	306.73	3.05
X-194_1	-695.28	-1.30	306.76	1.68
X-194_2	-694.42	-2.22	306.76	2.04
X-194_3	-693.60	-3.06	306.77	3.05
X-195_1	-695.42	-3.52	306.78	3.05
X-195_2	-696.03	-1.25	306.77	3.51
X-196_1	-697.75	-2.67	306.79	3.05
X-197_1	-699.85	-3.89	306.67	3.05
X-198_1	-703.43	-3.16	306.78	0.91
X-198_2	-700.98	-5.73	306.79	3.05
X-198_3	-703.23	-2.10	306.67	5.49
X-199_1	-703.78	-5.22	306.79	3.05
X-199_2	-704.00	-3.82	306.79	3.60
X-19_1	-344.81	-8.90	323.28	3.05
X-200_1	-701.03	-7.86	308.09	2.44
X-200_2	-704.47	-7.95	306.79	3.05
X-200_3	-701.77	-7.80	306.80	3.51
X-201_1	-706.03	-6.15	306.91	3.05
X-201_2	-706.49	-4.35	306.90	3.75
X-202_1	-704.08	-9.98	306.80	3.05
X-202_2	-701.75	-9.63	306.81	3.75
X-203_1	-704.62	-13.04	306.82	1.83
X-203_2	-701.21	-13.12	307.36	2.44
X-203_3	-704.16	-11.90	306.81	3.05
X-203_4	-702.44	-11.85	306.82	3.29
X-204_1	-708.17	-7.29	306.92	3.05
X-204_2	-708.49	-5.37	306.91	3.63
X-205_1	-704.07	-14.15	306.82	3.05
X-205_2	-701.91	-13.81	306.82	3.35
X-206_1	-710.16	-7.28	306.92	3.05
X-207_1	-703.57	-16.58	306.83	3.05
X-207_2	-701.68	-16.44	306.83	3.35
X-208_1	-711.84	-7.87	306.93	3.75

X-209_1	-703.82	-18.43	306.84	3.05
X-209_2	-701.83	-18.02	306.84	3.75
X-20_1	-345.82	-7.29	322.89	3.05
X-210_1	-713.78	-8.55	306.93	3.05
X-211_1	-703.70	-19.95	306.85	3.05
X-211_2	-701.88	-19.94	306.86	3.14
X-212_1	-715.51	-10.57	306.93	3.05
X-212_2	-715.96	-8.66	306.93	3.35
X-213_1	-703.61	-22.38	306.86	3.05
X-213_2	-701.82	-22.31	306.86	3.05
X-214_1	-717.86	-11.30	306.93	3.05
X-214_2	-718.34	-9.24	306.93	3.66
X-215_1	-703.52	-24.36	306.87	3.05
X-215_2	-701.93	-24.14	306.87	3.51
X-216_1	-722.40	-10.18	306.93	0.30
X-216_2	-720.49	-10.99	306.93	3.05
X-216_3	-720.04	-12.00	306.93	3.05
X-217_1	-703.67	-25.71	306.88	3.05
X-217_2	-701.72	-25.52	306.88	3.51
X-218_1	-724.10	-10.74	306.93	0.76
X-218_2	-722.76	-11.38	306.93	2.74
X-218_3	-721.90	-12.13	306.93	3.05
X-219_1	-704.76	-28.25	306.89	3.05
X-219_2	-702.88	-28.05	306.89	3.54
X-21_1	-347.44	-5.30	322.50	3.05
X-220_1	-724.35	-12.36	306.93	3.05
X-220_2	-724.79	-10.77	306.93	3.66
X-221_1	-726.57	-13.23	306.90	3.05
X-221_2	-703.39	-30.04	306.90	3.05
X-221_3	-727.21	-11.63	306.90	3.35
X-221_4	-701.97	-28.81	306.90	4.63
X-223_1	-728.83	-12.82	306.93	3.05
X-223_2	-728.89	-11.99	306.93	3.63
X-224_1	-730.39	-14.63	306.93	3.05
X-224_2	-730.96	-12.82	306.96	3.23
X-225_1	-732.77	-15.84	306.98	3.05
X-225_2	-733.08	-13.97	306.98	3.35
X-226_1	-734.85	-16.68	307.03	3.05
X-226_2	-734.78	-14.72	307.06	3.66
X-227_1	-737.21	-17.83	307.08	3.05
X-227_2	-737.18	-16.25	307.11	3.54
X-228_1	-738.89	-18.20	307.14	3.05
X-228_2	-738.80	-16.41	307.14	3.54
X-229_1	-740.94	-18.36	307.19	3.05
X-229_2	-741.09	-16.77	307.21	3.66
X-22_1	-348.75	-3.74	322.11	3.05
X-231_1	-745.43	-17.13	307.24	3.05
X-231_2	-743.07	-17.71	307.24	3.05
X-232_1	-747.58	-17.73	307.24	3.05
X-232_2	-747.16	-16.11	307.24	3.66
X-233_1	-749.54	-17.69	307.24	3.05
X-233_2	-749.25	-16.07	307.24	3.66
X-234_1	-752.00	-17.48	307.24	3.05
X-234_2	-751.51	-15.83	307.24	3.78
X-235_1	-754.05	-17.51	307.24	3.05
X-235_2	-753.58	-15.76	307.24	3.96
X-236_1	-756.11	-17.10	307.24	3.05

X-236_2	-755.77	-15.65	307.24	3.75
X-237_1	-758.90	-16.68	307.24	3.05
X-238_1	-761.15	-16.80	307.24	3.05
X-238_2	-760.81	-15.68	307.24	3.51
X-239_1	-763.11	-16.49	307.29	3.05
X-239_2	-762.64	-15.19	307.26	3.35
X-23_1	-350.23	-2.34	321.72	3.05
X-240_1	-765.37	-16.18	307.34	3.05
X-240_2	-765.07	-15.02	307.32	3.41
X-241_1	-767.50	-15.61	307.39	3.05
X-241_2	-767.01	-14.44	307.37	3.66
X-242_1	-769.83	-15.06	307.44	3.05
X-242_2	-769.32	-13.94	307.42	3.78
X-243_1	-771.82	-14.58	307.49	3.05
X-243_2	-771.48	-13.50	307.46	3.51
X-244_1	-773.74	-14.34	307.51	3.05
X-244_2	-773.20	-13.25	307.51	3.51
X-245_1	-775.81	-12.72	307.54	3.05
X-246_1	-778.47	-13.35	307.57	3.05
X-246_2	-777.60	-11.73	307.56	3.84
X-247_1	-780.63	-12.77	307.60	3.05
X-247_2	-780.04	-11.05	307.58	3.54
X-248_1	-782.56	-12.02	307.63	3.05
X-248_2	-782.09	-10.72	307.61	3.41
X-249_1	-784.79	-10.94	307.64	3.05
X-249_2	-784.10	-9.96	307.64	3.81
X-24_1	-351.77	-1.10	321.72	3.05
X-250_1	-786.85	-10.66	307.67	3.05
X-250_2	-786.18	-9.46	307.67	3.63
X-251_1	-789.28	-10.05	307.70	3.05
X-251_2	-788.78	-8.62	307.70	3.20
X-252_1	-791.18	-8.86	307.73	3.05
X-253_1	-792.95	-7.57	307.54	3.05
X-254_1	-795.59	-7.88	309.27	3.05
X-254_2	-794.98	-6.84	309.27	3.66
X-255_1	-797.96	-7.39	307.76	3.05
X-255_2	-797.48	-6.06	307.75	3.66
X-256_1	-799.55	-7.08	307.79	3.05
X-256_2	-798.87	-5.58	307.78	3.66
X-257_1	-801.68	-6.61	307.82	3.05
X-257_2	-800.91	-5.06	307.81	3.84
X-258_1	-804.14	-6.23	307.85	3.05
X-258_2	-803.56	-4.49	307.83	3.66
X-259_1	-806.51	-4.57	307.85	3.05
X-25_1	-352.59	1.11	321.02	3.05
X-260_1	-808.43	-5.07	307.88	3.05
X-260_2	-807.92	-3.51	307.86	3.44
X-261_1	-810.76	-4.37	307.90	3.05
X-261_2	-810.03	-2.73	307.89	3.66
X-262_1	-812.85	-4.00	307.93	3.05
X-262_2	-812.20	-2.36	307.91	3.72
X-263_1	-814.93	-3.79	307.94	3.05
X-263_2	-814.59	-2.11	307.95	3.66
X-264_1	-816.96	-3.41	307.98	3.05
X-264_2	-816.36	-1.57	307.96	3.63
X-265_1	-819.36	-2.80	307.99	3.05
X-265_2	-818.99	-1.17	308.00	3.35

X-266_1	-821.96	-2.49	308.00	3.05
X-267_1	-823.78	-2.45	308.01	3.05
X-267_2	-823.21	-0.66	308.02	3.96
X-268_1	-825.74	-1.80	308.05	3.05
X-268_2	-825.22	-0.19	308.04	3.66
X-269_1	-828.43	-1.79	308.06	3.05
X-269_2	-827.87	-0.52	308.07	3.66
X-26_1	-354.66	2.03	320.31	3.05
X-270_1	-830.83	-1.21	308.10	3.05
X-270_2	-830.44	0.16	308.09	3.66
X-271_1	-833.44	-1.13	308.13	3.05
X-271_2	-833.08	0.56	308.11	3.47
X-272_1	-835.23	-0.85	308.15	3.05
X-272_2	-834.83	0.70	308.14	3.60
X-273_1	-837.55	-0.64	308.15	3.05
X-273_2	-837.39	0.60	308.15	3.47
X-274_1	-839.84	-1.04	308.18	3.05
X-274_2	-839.72	0.68	308.17	3.54
X-275_1	-842.01	-1.07	308.21	3.05
X-275_2	-841.79	0.68	308.19	3.47
X-276_1	-844.10	-1.07	308.24	3.05
X-276_2	-844.13	0.37	308.22	3.63
X-277_1	-846.53	-1.23	308.27	3.05
X-277_2	-846.58	0.21	308.25	3.66
X-278_1	-848.69	-0.85	308.28	3.05
X-279_1	-850.60	-1.76	308.30	3.05
X-27_1	-356.59	2.76	319.61	3.05
X-280_1	-853.01	-3.03	308.31	3.05
X-280_2	-853.02	-1.37	308.31	3.47
X-281_1	-855.36	-3.42	308.33	3.05
X-281_2	-855.31	-1.60	308.32	3.54
X-282_1	-857.21	-3.18	308.35	3.05
X-282_2	-857.33	-2.08	308.36	3.66
X-283_1	-859.64	-3.34	308.38	3.05
X-283_2	-859.67	-2.04	308.37	3.35
X-284_1	-861.82	-3.91	308.40	3.05
X-284_2	-861.96	-2.69	308.41	3.47
X-285_1	-863.85	-2.93	308.42	3.05
X-285_2	-863.74	-4.41	308.44	3.05
X-286_1	-866.70	-2.76	308.46	0.82
X-286_2	-865.19	-4.61	308.45	3.05
X-286_3	-865.44	-3.28	308.46	3.20
X-287_1	-868.31	-4.97	308.31	3.05
X-287_2	-868.41	-3.83	308.31	3.35
X-288_1	-870.43	-5.50	308.46	3.05
X-288_2	-870.53	-4.09	308.46	3.35
X-289_1	-872.51	-5.73	308.46	3.05
X-289_2	-872.55	-4.38	308.46	3.47
X-28_1	-358.45	3.66	318.91	3.05
X-290_1	-874.54	-5.46	308.46	3.05
X-290_2	-874.00	-4.43	308.46	3.63
X-291_1	-876.55	-5.79	308.46	3.05
X-292_1	-878.53	-6.32	308.46	3.05
X-29_1	-360.54	4.47	322.86	3.05
X-30_1	-362.32	5.26	322.27	3.05
X-31_1	-364.31	6.10	319.58	3.05
X-32_1	-366.97	5.87	321.68	3.05

X-32_2	-366.14	6.74	319.58	4.18
X-33_1	-369.09	6.55	319.34	3.05
X-33_2	-368.31	7.38	319.34	3.96
X-34_1	-371.03	7.31	319.10	3.05
X-34_2	-370.27	8.28	319.10	3.96
X-35_1	-372.96	8.31	318.87	3.05
X-35_2	-372.42	9.17	318.87	3.66
X-36_1	-375.47	8.61	318.63	3.05
X-36_2	-374.99	9.65	318.63	3.66
X-37_1	-378.46	8.71	318.15	1.22
X-37_2	-377.70	11.14	318.15	2.44
X-38_1	-378.48	11.07	317.91	3.05
X-39_1	-382.58	11.03	317.68	1.83
X-39_2	-382.48	10.05	317.68	1.83
X-39_3	-381.79	9.15	317.68	3.05
X-40_1	-384.68	9.77	317.20	1.22
X-40_2	-384.62	8.64	317.20	1.22
X-40_3	-384.31	10.78	317.20	2.44
X-41_1	-387.62	10.29	316.72	1.52
X-41_2	-387.27	9.14	316.72	2.13
X-41_3	-387.02	8.13	316.72	2.13
X-42_1	-388.95	8.12	316.48	3.05
X-42_2	-388.73	9.11	316.48	3.66
X-43_1	-392.32	9.94	316.01	0.73
X-43_2	-391.22	7.75	316.01	2.93
X-43_3	-391.17	8.79	316.01	3.05
X-44_1	-394.10	10.31	315.77	0.91
X-44_2	-393.38	8.20	315.77	2.74
X-44_3	-393.16	9.18	315.77	3.05
X-45_1	-395.58	9.48	315.77	2.90
X-45_2	-395.62	8.42	315.77	3.05
X-46_1	-397.39	8.76	315.77	3.05
X-46_2	-397.15	9.82	315.77	3.66
X-48_1	-402.48	11.64	315.77	1.52
X-48_2	-402.48	9.32	315.77	2.13
X-48_3	-401.81	10.43	315.77	3.05
X-49_1	-404.74	9.84	315.77	1.98
X-49_2	-404.52	11.95	315.77	1.98
X-49_3	-404.01	10.87	315.77	3.05
X-50_1	-406.84	11.31	317.50	1.52
X-50_2	-406.39	12.20	317.50	2.13
X-50_3	-406.19	10.29	317.50	3.05
X-51_1	-409.04	12.83	313.33	1.68
X-51_2	-408.96	11.70	313.33	1.98
X-51_3	-408.58	10.75	313.33	3.05
X-52_1	-410.39	11.92	313.33	3.05
X-53_1	-412.55	11.27	313.33	3.05
X-53_2	-412.18	12.01	313.33	3.66
X-54_1	-415.44	11.20	313.08	3.05
X-54_2	-415.10	11.96	313.08	3.66
X-56_1	-420.28	12.79	312.32	1.62
X-56_2	-420.07	11.65	312.32	2.04
X-56_3	-419.53	10.30	312.57	3.05
X-57_1	-422.00	11.38	312.06	1.83
X-57_2	-421.95	12.54	312.06	1.83
X-57_3	-421.25	10.11	311.81	3.05
X-58_1	-424.45	11.31	311.81	1.52

X-58_2	-424.04	12.44	311.81	2.13
X-58_3	-423.55	10.22	311.81	3.05
X-59_1	-425.83	10.95	311.81	3.05
X-60_1	-428.91	10.91	311.81	1.07
X-60_2	-428.21	12.06	311.81	2.59
X-60_3	-427.89	9.93	311.81	3.05
X-61_1	-431.11	11.00	311.81	1.49
X-61_2	-430.81	12.22	311.52	2.10
X-61_3	-430.16	9.65	311.23	3.05
X-62_1	-433.69	10.70	311.58	1.40
X-62_2	-433.30	11.68	310.94	2.26
X-62_3	-432.66	9.60	310.64	3.05
X-63_1	-434.48	9.65	312.82	3.05
X-63_2	-434.34	10.41	310.35	3.66
X-64_1	-437.93	10.01	311.36	1.16
X-64_2	-437.27	11.01	310.06	2.74
X-64_3	-437.00	8.93	309.77	3.05
X-65_1	-439.98	8.66	309.77	1.22
X-65_2	-439.31	10.59	309.77	2.93
X-65_3	-439.21	9.57	309.77	3.05
X-66_1	-441.22	8.81	309.37	3.05
X-66_2	-440.92	9.52	309.77	3.66
X-67_1	-444.90	9.27	309.52	0.46
X-67_2	-444.42	10.45	309.52	1.37
X-67_3	-444.21	8.77	309.52	1.83
X-67_4	-443.58	8.13	309.52	3.05
X-68_1	-446.89	10.55	308.78	0.15
X-68_2	-446.60	9.77	308.78	0.76
X-68_3	-445.68	9.00	308.78	2.74
X-68_4	-445.58	8.24	308.78	3.05
X-69_1	-448.60	10.62	308.05	1.52
X-69_2	-448.18	9.46	308.05	2.13
X-69_3	-447.68	8.40	308.05	3.05
X-70_1	-450.50	9.98	307.55	0.91
X-70_2	-450.32	10.82	307.55	1.22
X-70_3	-450.08	9.18	307.55	1.83
X-70_4	-449.43	8.45	307.55	3.05
X-71_1	-453.04	11.54	306.81	0.73
X-71_2	-452.08	10.23	306.81	2.93
X-71_3	-452.02	8.96	306.81	3.05
X-72_1	-454.20	10.51	306.32	3.05
X-73_1	-457.82	12.71	306.32	0.91
X-73_2	-457.04	10.30	306.32	3.05
X-73_3	-453.83	11.20	306.32	3.66
X-74_1	-460.15	10.76	306.32	0.61
X-74_2	-458.44	13.02	306.32	3.05
X-75_1	-461.87	12.15	306.32	1.34
X-75_2	-461.05	13.48	306.32	2.32
X-75_3	-461.14	10.87	306.32	3.05
X-76_1	-462.98	12.38	306.17	3.05
X-76_2	-462.59	13.17	306.17	3.66
X-77_1	-466.44	12.57	306.02	0.61
X-77_2	-465.28	11.19	306.02	2.93
X-77_3	-465.14	13.62	306.02	3.05
X-78_1	-468.60	12.43	305.71	0.52
X-78_2	-467.25	13.38	305.71	3.02
X-78_3	-467.35	11.38	305.71	3.05

X-79_1	-470.70	12.18	304.26	0.46
X-79_2	-469.53	11.02	305.26	3.05
X-79_3	-469.40	13.27	305.41	3.20
X-80_1	-472.18	12.27	304.23	0.61
X-80_2	-471.07	11.07	304.95	3.05
X-80_3	-470.94	13.18	305.10	3.05
X-81_1	-474.96	12.15	304.80	0.91
X-81_2	-473.92	13.22	304.80	2.90
X-81_3	-473.90	10.88	304.80	3.05
X-82_1	-477.40	12.21	304.49	0.43
X-82_2	-477.34	11.74	304.49	0.61
X-82_3	-476.33	13.35	304.49	2.62
X-82_4	-476.17	11.01	304.49	3.05
X-83_1	-479.66	12.44	304.19	0.24
X-83_2	-479.45	11.78	304.19	0.61
X-83_3	-478.36	13.24	304.19	2.80
X-83_4	-478.31	11.08	304.19	3.05
X-84_1	-481.80	12.64	304.19	0.21
X-84_2	-481.48	11.95	304.19	0.64
X-84_3	-480.52	13.30	304.19	2.80
X-84_4	-480.36	10.92	304.19	3.05
X-85_1	-484.26	12.63	304.14	0.30
X-85_2	-483.86	12.05	304.14	1.13
X-85_3	-483.32	13.22	304.14	2.23
X-85_4	-482.93	11.05	304.14	3.05
X-86_1	-485.38	12.12	303.99	3.05
X-86_2	-485.10	12.88	303.99	3.66
X-87_1	-489.05	12.52	303.94	0.30
X-87_2	-488.36	13.52	303.94	1.52
X-87_3	-488.29	12.08	303.94	1.83
X-87_4	-487.70	10.67	303.94	3.05
X-88_1	-491.07	14.91	303.79	1.40
X-88_2	-491.39	13.22	303.79	2.13
X-88_3	-491.31	12.45	303.79	2.65
X-88_4	-491.49	11.77	303.79	3.05
X-89_1	-491.05	11.31	303.79	6.10
X-8_1	-341.16	-32.82	323.45	3.05
X-90_1	-493.77	10.45	303.53	2.74
X-91_2	-494.52	13.50	303.48	3.05
X-92_1	-495.58	9.79	303.58	2.74
X-93_2	-495.94	15.36	303.43	3.66
X-94_1	-497.23	9.20	303.63	2.74
X-95_1	-498.60	15.36	303.38	3.05
X-95_2	-497.84	16.37	303.38	3.66
X-96_1	-500.61	15.83	303.33	3.05
X-96_2	-499.53	16.58	303.33	4.27
X-97_1	-502.33	16.40	303.28	3.05
X-97_2	-501.83	17.38	303.28	3.96
X-98_1	-504.72	17.24	303.23	3.05
X-98_2	-504.37	18.26	303.23	3.66
X-99_1	-507.94	19.94	303.18	0.09
X-99_2	-508.05	19.05	303.18	0.21
X-99_3	-507.88	18.42	303.18	0.61
X-99_4	-506.73	17.39	303.18	3.05
X-9_1	-341.72	-30.72	324.04	3.05
X-F196_1	-701.73	-1.84	306.67	3.47
X-F197_1	-700.26	-3.93	306.67	4.39

X-F206_1	-709.62	-8.38	306.67	3.66
X-F208_1	-711.49	-8.83	306.67	3.75
X-F210_1	-713.28	-9.63	306.67	3.35
X-F230_1	-743.59	-15.74	307.24	3.66
X-F231_1	-745.56	-18.76	307.24	3.35
X-F245_1	-775.93	-14.39	307.54	3.75
X-F253_1	-792.99	-8.69	307.54	3.47
X-F259_1	-806.46	-5.76	307.85	3.63
X-F266_1	-821.52	-0.84	308.00	3.57
X-F278_1	-847.77	-1.74	308.28	3.66
X-F279_1	-849.84	-2.63	308.30	3.66
X-F291_1	-876.27	-6.83	308.46	3.05
X-F292_1	-877.88	-7.33	308.46	3.57
X-F293_1	-880.30	-6.35	308.46	3.66
X-f237_1	-758.87	-17.52	307.35	3.35
X-f252_1	-791.04	-9.78	307.54	3.63

LIST OF DRILL HOLES WITH ASSAYS USED IN RESOURCE ESTIMATE
JACQUES LAKE

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH	AZIMUTH	DIP
JL-05-01	333181.90	6065979.30	293.34	358.75	315.00	-55.00
JL-05-02	333233.70	6066064.70	282.62	327.66	315.00	-55.00
JL-05-03	333127.30	6065913.20	282.96	361.80	315.00	-55.00
JL-05-04	333048.50	6065915.20	261.49	303.28	315.00	-50.00
JL-05-05	333036.00	6066262.00	194.00	287.73	315.00	-45.00
JL-05-06	333121.60	6066332.50	197.42	282.55	315.00	-45.00
JL-05-07	333217.90	6066421.30	208.75	268.52	315.00	-45.00
JL-06-08	333179.00	6065981.40	287.00	385.88	315.00	-70.00
JL-06-09	333134.00	6065916.80	282.96	395.33	315.00	-70.00
JL-06-10	333229.60	6066065.80	280.00	431.60	315.00	-65.00
JL-06-11	333271.80	6066119.20	280.00	468.17	315.00	-50.00
JL-06-12	333036.00	6066262.00	194.00	306.20	315.00	-60.00
JL-06-13	333036.00	6066262.00	194.00	303.58	315.00	-75.00
JL-06-14	332992.10	6066155.20	191.00	303.97	315.00	-45.00
JL-06-15	332992.10	6066155.20	191.00	328.27	315.00	-60.00
JL-06-16	332902.00	6066039.00	199.00	350.52	315.00	-55.00
JL-06-17	332902.00	6066039.00	199.00	352.04	315.00	-70.00
JL-06-18	332884.20	6065970.70	216.00	318.52	315.00	-45.00
JL-06-19	332884.20	6065970.70	216.00	398.07	315.00	-60.00
JL-06-20	332884.00	6065971.00	216.00	318.82	315.00	-75.00
JL-06-21	333048.00	6065914.00	261.00	366.06	315.00	-65.00
JL-06-22	332807.00	6065911.00	207.00	333.76	315.00	-45.00
JL-06-23A	332807.00	6065911.00	207.00	309.68	315.00	-63.00
JL-06-24A	332921.00	6066006.00	220.00	317.29	315.00	-50.00
JL-06-25	333138.00	6066170.00	210.00	380.09	315.00	-65.00
JL-06-26	332921.00	6066006.00	220.00	333.76	315.00	-70.00
JL-06-27	333194.00	6066267.00	227.00	288.65	315.00	-55.00
JL-06-28	332837.00	6065959.00	217.00	325.23	315.00	-55.00
JL-06-29	333276.70	6066362.51	236.00	285.60	315.00	-55.00
JL-06-30	332837.00	6065959.00	217.00	316.08	315.00	-70.00
JL-06-31	333670.00	6067029.00	200.00	282.55	315.00	-45.00
JL-06-32	332749.00	6065875.00	206.00	287.73	315.00	-50.00
JL-06-33	333843.00	6067261.00	201.00	213.96	315.00	-45.00
JL-06-34	332749.00	6065875.00	206.00	368.90	315.00	-65.00
JL-06-35	332749.00	6065875.00	206.00	316.08	315.00	-80.00
JL-06-37	332694.00	6065799.00	203.00	412.20	315.00	-45.00
JL-06-36A	334222.00	6067836.00	213.00	184.10	315.00	-55.00
JL-06-38	334371.00	6068024.00	250.00	199.95	315.00	-55.00

JL-06-39	332609.00	6065772.00	196.00	306.63	315.00	-45.00
JL-06-40	334451.00	6068110.00	265.00	272.19	315.00	-55.00
JL-06-41	332609.00	6065772.00	196.00	284.99	315.00	-60.00
JL-06-42	332550.00	6065749.00	191.00	296.57	315.00	-45.00
JL-06-43	332809.00	6066011.00	197.00	243.93	315.00	-45.00
JL-06-44	332624.00	6065864.00	204.00	339.85	315.00	-45.00
JL-06-45	332955.00	6065893.00	247.00	443.79	315.00	-70.00
JL-06-46	332402.00	6065773.00	202.00	304.19	360.00	-45.00
JL-06-47	332921.00	6065862.00	248.00	398.37	315.00	-70.00
JL-06-48	332933.00	6066128.00	190.50	255.55	315.00	-45.00
JL-06-49	332988.00	6065934.00	257.00	376.73	315.00	-70.00
JL-06-50	332946.00	6065965.00	240.00	357.53	315.00	-70.00
JL-06-51	332850.00	6066041.00	194.00	256.95	315.00	-45.00

Appendix XII
SEMIVARIOGRAMS


Number of Pairs
6745
12747
12720
20776
25784
244


C0 = .300
C1 = .300
C2 = .350
A1 = 20.0
A2 = 100.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN MAIN ZONE U3O8 - AZ 180 DIP -54



C0 = .300
C1 = .300
C2 = .350
A1 = 8.0
A2 = 22.0
Number of Pairs
1708
8347
2089
948
248
59
4
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN MAIN ZONE U308 - AZ 0 DIP -36



C0 = .110
C1 = .060
C2 = .090
A1 = 50.0
A2 = 120.0
Number of Pairs
Gamma (h) /Mean Squared
1.00
.80
.60
.40
.20
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN WASTE U308 - OMNI DIRECTIONAL



C0 = .050
C1 = .400
C2 = .080
A1 = 20.0
A2 = 45.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE MAIN ZONE U308 - AZ 36 DIP 0


C0 = .050
C1 = .400
C2 = .080
A1 = 12.0
A2 = 100.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES MAIN ZONE U308 - AZ 126 DIP -60



C0 = .050
C1 = .400
C2 = .080
A1 = 8.0
A2 = 20.0
Number of Pairs
118
208
128
52
85
81
70
73
86
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
JACQUES MAIN ZONE U308 - AZ 306 DIP -30



CO = .050
C1 = .100
C2 = .140
A1 = 15.0
A2 = 30.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE WASTE U308 - AZ 36 DIP 0


C0 = .050
C1 = .100
C2 = .140
A1 = 20.0
A2 = 30.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
JACQUES LAKE WASTE U308 - AZ 126 DIP -60



C0 = .050
C1 = .100
C2 = .140
A1 = 12.0
A2 = 70.0
Number of Pairs
Gamma (h) /Mean Squared
1.00
.80
.60
.40
.20
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE WASTE U3O8 - AZ 306 DIP -30

Appendix XIII
LISTING OF SPECIFIC GRAVITY DETERMINATIONS

HOLE	FROM	TO	SAMPLE	U3O8	SG
M-05-02C	369.53	370.53	CMB3506	0.109	2.77
M-05-02C	372.75	373.75	CMB3510	0.151	2.69
M-05-02C	376.75	377.83	CMB3514	0.217	2.74
M-05-02C	381.00	382.00	CMB3518	0.043	2.72
M-05-02C	385.12	386.12	CMB3522	0.007	2.72
M-05-02C	388.12	388.82	CMB3528	0.307	2.73
M-05-02C	391.32	392.36	CMB3532	0.078	2.77
M-05-02C	395.04	396.04	CMB3536	0.116	2.72
M-05-02C	398.79	399.12	CMB3889	0.001	2.97
M-05-02C	401.72	402.72	CMB3543	0.025	2.71
M-05-02C	405.51	406.51	CMB3547	0.267	2.72
M-05-02C	408.56	409.56	CMB3553	0.324	2.72
M-05-03	309.60	310.60	CMB2311	0.001	2.70
M-05-03	339.36	340.36	CMB2319	0.006	2.68
M-05-03	346.36	347.36	CMB2329	0.081	2.73
M-05-03	354.36	355.36	CMB2337	0.021	2.72
M-05-03	362.36	363.14	CMB2345	0.007	2.75
M-05-03	377.74	378.74	CMB3574	0.042	2.68
M-05-03	384.63	385.63	CMB3582	0.180	2.70
M-05-03	394.65	395.65	CMB3590	0.007	2.69
M-05-03	415.64	416.64	CMB3598	0.001	2.93
M-05-03	422.42	423.42	CMB3606	0.224	2.70
M-05-03	429.42	430.42	CMB3614	0.195	2.74
M-05-03	437.22	438.22	CMB3622	0.058	2.69
M-05-04	267.40	268.40	CMB3638	0.003	2.73
M-05-04	275.30	276.37	CMB3646	0.001	3.02
M-05-04	327.45	328.45	CMB3654	0.018	2.71
M-05-04	340.60	341.60	CMB3662	0.079	2.69
M-05-04	351.95	352.95	CMB3673	0.333	2.73
M-05-04	359.95	360.95	CMB3683	0.284	2.72
M-05-04	367.95	368.95	CMB3691	0.035	2.71
M-05-04	374.95	375.95	CMB3701	0.151	2.74
M-05-04	383.15	384.20	CMB3709	0.290	2.73
M-05-04	390.40	391.40	CMB3717	0.003	2.70
M-05-04	397.10	398.10	CMB3727	0.004	2.69
M-05-04	418.88	420.08	CMB3735	0.011	2.71
M-05-04	429.40	430.40	CMB3743	0.012	2.71
M-05-05	327.57	328.57	CMB3757	0.002	2.67
M-05-05	335.07	336.07	CMB3765	0.001	2.68
M-05-05	377.61	378.61	CMB3769	0.001	2.71
M-05-05	423.68	424.68	CMB3773	0.010	2.71
M-05-05	431.68	432.68	CMB3783	0.012	2.71
M-05-05	435.68	436.68	CMB3787	0.007	2.74
M-05-05	441.45	442.75	CMB3793	0.010	2.71
M-05-05	454.54	455.54	CMB3809	0.173	2.75
M-05-05	462.47	463.47	CMB3817	0.031	2.72
M-05-05	469.81	470.50	CMB3827	0.001	2.98
M-05-05	484.95	485.95	CMB3843	0.001	2.68
M-05-05	491.95	492.95	CMB3853	0.008	2.66
M-05-05	506.54	507.54	CMB3869	0.007	2.70
M-05-06	448.40	449.40	CMB3903	0.002	2.72
M-05-06	488.07	489.07	CMB3919	0.061	2.77

M-05-06	495.17	496.21	CMB3929	0.009	2.67
M-05-06	503.31	504.16	CMB3937	0.143	2.71
M-05-06	512.16	513.16	CMB3946	0.049	2.73
M-05-06	519.41	520.41	CMB3956	0.007	2.80
M-05-06	527.26	528.26	CMB3964	0.448	2.73
M-05-06	535.24	536.24	CMB3973	0.029	2.72
M-05-06	543.36	544.36	CMB3983	0.242	2.73
M-05-06	551.47	552.43	CMB3991	0.010	2.91
M-06-09	306.56	307.71	CMB5001	0.055	2.63
M-06-09	331.58	332.58	CMB5012	0.017	2.59
M-06-09	366.86	367.86	CMB5040	0.046	2.60
M-06-09	379.68	380.16	CMB5056	0.017	2.88
M-06-09	401.55	402.55	CMB5082	0.065	2.69
M-06-10	313.80	314.80	CMB8018	0.004	2.58
M-06-10	322.57	323.57	CMB8024	0.182	2.50
M-06-10	389.14	390.42	CMB8067	0.096	2.48
M-06-10	404.28	405.28	CMB8082	0.165	2.60
M-06-11	199.33	200.33	CMB8002	0.001	2.61
M-06-11	322.80	323.80	CMB8130	0.037	2.69
M-06-11	359.86	360.92	CMB8153	0.247	2.67
M-06-11	374.31	375.31	CMB8168	0.126	2.73
M-06-11	390.08	391.08	CMB8183	0.183	2.73
M-06-12	333.00	334.00	CMB5563	0.025	2.61
M-06-12	348.00	349.00	CMB5581	0.037	2.60
M-06-12	355.00	356.00	CMB5588	0.159	2.68
M-06-12	359.15	359.50	CMB5593	0.224	2.61
M-06-12	415.65	416.65	CMB5661	0.026	2.56
M-06-12	421.58	423.08	CMB5666	0.024	3.00
M-06-13	385.00	386.00	CMB8232	0.058	2.66
M-06-13	408.00	409.00	CMB8259	0.140	2.67
M-06-13	412.00	413.00	CMB8264	0.299	2.68
M-06-13	420.00	421.00	CMB8273	0.179	2.68
M-06-13	436.50	437.50	CMB8289	0.019	2.65
M-06-13	454.50	455.50	CMB8309	0.350	2.73
M-06-14	359.68	360.68	CMB5681	0.043	2.66
M-06-14	388.64	389.64	CMB5697	0.087	2.61
M-06-14	392.64	393.64	CMB5095	0.074	2.56
M-06-14	396.83	398.03	CMB5099	0.168	2.67
M-06-14	430.64	432.00	CMB5108	0.295	2.62
M-06-14	437.75	438.75	CMB5115	0.212	2.56
M-06-15	332.46	333.46	CMB8363	0.142	2.67
M-06-15	336.46	337.60	CMB8367	0.090	2.76
M-06-15	344.73	345.93	CMB8377	0.036	2.73
M-06-15	360.80	361.80	CMB8390	0.063	2.83
M-06-17	374.04	375.04	CMB5156	0.497	2.31
M-06-17	385.64	386.64	CMB5167	0.166	2.77
M-06-17	395.84	397.04	CMB5180	0.309	2.61
M-06-17	398.43	399.73	CMB5182	0.154	2.88
M-06-17	403.87	404.90	CMB5187	0.131	2.82
M-06-18	463.85	464.85	CMB5353	0.217	2.70
M-06-18	464.85	465.85	CMB5354	0.170	2.70
M-06-19	441.02	442.00	CMB5216	0.307	2.73
M-06-19	451.00	452.00	CMB5229	0.234	2.67
M-06-19	454.10	455.03	CMB5232	0.873	2.74
M-06-20A	378.63	379.63	CMB5239	0.132	2.67
M-06-20A	381.63	382.76	CMB5242	0.195	2.78
M-06-20A	391.63	392.63	CMB5255	0.074	2.66

M-06-21	495.30	496.30	CMB7113	0.114	2.62
M-06-21	499.30	500.30	CMB7117	0.195	2.72
M-06-21	507.50	508.50	CMB7128	0.148	2.71
M-06-21	511.50	512.50	CMB7132	0.106	2.66
M-06-21	518.50	519.66	CMB7139	0.046	2.76
M-06-24	400.13	401.13	CMB5404	0.132	2.78
M-06-24	403.13	404.13	CMB5407	0.290	2.69
M-06-24	408.32	409.32	CMB5413	0.359	2.81
M-06-24	410.32	411.70	CMB5415	0.360	2.70
M-06-24	419.07	420.07	CMB5422	0.062	2.83
M-06-24	430.97	431.97	CMB5437	0.217	2.75
M-06-25	733.43	734.43	CMB5716	0.131	2.79
M-06-25	736.43	737.43	CMB5719	0.315	2.82
M-06-25	739.43	740.57	CMB5722	0.184	2.84
M-06-25	743.73	744.73	CMB5729	0.325	2.79
M-06-25	748.14	749.34	CMB5734	0.225	2.78
M-06-25	761.73	762.76	CMB5747	0.153	2.74
M-06-25	771.76	772.83	CMB5454	0.103	2.78
M-06-27	524.80	525.81	CMB6555	0.009	2.72
M-06-27	534.30	535.30	CMB6565	0.028	2.70
M-06-27	544.15	544.63	CMB6575	0.297	2.73
M-06-27	548.77	549.77	CMB6585	0.321	2.81
M-06-27	576.99	578.00	CMB6620	0.004	2.71
M-06-27	581.00	582.00	CMB6624	0.002	2.73
M-06-28	568.83	569.83	CMB5469	0.107	2.68
M-06-28	570.83	571.83	CMB5471	0.084	2.92
M-06-28	575.59	576.59	CMB5478	0.188	2.82
M-06-28	577.59	578.59	CMB5480	0.340	2.75
M-06-28	588.09	589.09	CMB5490	0.247	2.77
M-06-28	591.96	592.96	CMB5495	0.113	2.80
M-06-29	888.43	889.43	CMB5517	0.097	2.72
M-06-29	897.11	898.11	CMB5526	0.023	2.63
M-06-33	667.17	668.17	CMB5875	0.148	2.81
M-06-33	668.17	668.92	CMB5876	0.221	2.78
M-06-35	659.30	660.30	CMB5903	0.113	2.71
M-06-35	662.30	663.30	CMB5906	0.152	2.70
M-06-35	664.30	665.30	CMB5908	0.096	2.61
M-06-35	667.50	668.80	CMB5911	0.099	2.65
M-06-36A	726.94	727.94	CMB5993	0.092	2.61
M-06-36A	727.94	728.94	CMB5994	0.127	2.58
M-06-36A	730.94	731.94	CMB5997	0.151	2.67
M-06-36A	732.94	733.97	CMB6052	0.145	2.83
M-06-37	582.00	583.00	CMB5955	0.379	2.66
M-06-37	584.00	585.40	CMB5957	0.257	2.73
M-06-37	587.55	588.55	CMB5962	0.099	2.76
M-06-37	589.55	590.55	CMB5964	0.385	2.66
M-06-37	602.70	604.25	CMB5979	0.146	2.80
M-06-37	607.75	608.75	CMB5983	0.119	2.72
M-06-37	615.65	616.65	CMB5991	0.171	2.68
M-06-39	623.18	624.18	CMB6062	0.341	2.56
M-06-39	627.07	628.07	CMB6066	0.201	2.56
M-06-39	632.62	633.62	CMB6071	0.314	2.66
M-06-39	634.62	635.41	CMB6076	0.668	2.75
M-06-39	639.67	640.67	CMB6082	0.059	2.76
M-06-39	643.67	644.67	CMB6086	0.137	2.74
M-06-39	648.14	649.14	CMB6090	0.257	2.86
M-06-39	655.14	656.14	CMB6097	0.090	2.73

M-06-40	616.28	617.51	CMB6129	0.009	2.65
M-06-40	618.51	619.51	CMB6131	0.105	2.68
M-06-40	620.51	621.51	CMB6133	0.235	2.71
M-06-40	623.51	624.51	CMB6136	0.222	2.64
M-06-40	625.51	626.71	CMB6138	0.144	2.70
M-06-44	723.48	724.48	CMB6327	0.144	2.67
M-06-44	725.48	727.00	CMB6329	0.217	2.66
M-06-44	730.13	731.13	CMB6333	0.190	2.66
M-06-44	733.76	734.76	CMB6336	0.166	2.69
M-06-44	749.15	750.15	CMB6348	0.131	2.42
M-06-44	755.04	756.04	CMB6356	0.297	2.70
M-06-44	760.04	761.04	CMB6361	0.394	2.64

JACQUES LAKE SG DETERMINATIONS

Hole ID	Depth-From (m)	Depth-To (m)	SG
JL-06-08	190.50	191.50	2.79
JL-06-08	310.00	311.00	2.77
JL-06-08	326.00	327.00	2.84
JL-06-08	334.00	334.59	2.99
JL-06-08	344.00	345.50	2.64
JL-06-09	238.50	240.00	2.94
JL-06-09	244.00	245.00	2.77
JL-06-09	265.50	266.50	2.73
JL-06-09	303.35	304.47	2.65
JL-06-09	311.00	312.00	2.82
JL-06-09	312.00	313.00	2.79
JL-06-11	290.00	291.50	2.86
JL-06-11	298.00	299.00	2.78
JL-06-11	309.00	310.00	2.85
JL-06-11	415.00	416.00	2.92
JL-06-11	427.26	428.26	2.96
JL-06-12	4.43	5.43	2.77
JL-06-12	5.43	6.43	2.85
JL-06-12	19.50	21.00	2.78
JL-06-12	56.00	57.00	2.93
JL-06-12	154.50	155.50	3.30
JL-06-12	157.50	159.00	2.72
JL-06-13	6.50	8.00	2.79
JL-06-13	8.00	9.00	2.82
JL-06-13	37.50	39.00	2.85
JL-06-13	88.50	89.54	3.02
JL-06-13	114.50	115.50	2.93
JL-06-13	121.26	122.25	2.91
JL-06-15	24.00	25.00	2.75
JL-06-15	30.00	31.00	2.70
JL-06-15	71.00	72.00	2.87
JL-06-15	80.27	81.00	2.79
JL-06-15	83.00	84.52	2.74
JL-06-15	118.00	119.00	2.79
JL-06-16	72.90	74.00	2.65

JL-06-16	75.00	76.50	2.74
JL-06-16	169.50	170.50	2.78
JL-06-16	170.50	172.00	2.77
JL-06-16	180.50	182.00	2.74
JL-06-17	90.00	91.50	2.92
JL-06-17	93.50	94.50	2.91
JL-06-17	94.50	95.76	2.80
JL-06-17	97.50	98.50	2.80
JL-06-17	99.50	100.50	2.82
JL-06-18	91.00	92.00	2.80
JL-06-18	99.50	100.50	2.79
JL-06-18	103.50	104.50	2.76
JL-06-18	111.50	112.50	2.83
JL-06-18	143.50	144.50	2.69
JL-06-18	216.50	217.50	2.77
JL-06-19	114.50	116.50	2.73
JL-06-19	121.00	122.00	2.73
JL-06-19	133.00	134.00	2.81
JL-06-19	140.00	141.00	2.75
JL-06-19	150.00	151.00	2.71
JL-06-19	188.19	189.50	2.81
JL-06-20	142.00	143.00	2.90
JL-06-20	146.00	147.00	2.77
JL-06-20	178.00	179.00	2.76
JL-06-20	187.50	188.50	2.72
JL-06-20	218.50	219.50	2.83
JL-06-20	257.00	258.00	2.91
JL-06-21	161.50	163.00	2.81
JL-06-21	317.00	318.00	2.87
JL-06-21	322.50	324.00	2.68
JL-06-21	338.77	339.86	2.98
JL-06-21	348.50	350.00	2.65
JL-06-22	59.50	61.00	2.87
JL-06-22	61.00	62.50	2.82
JL-06-22	94.90	96.00	2.92
JL-06-22	96.00	97.00	2.91
JL-06-22	200.00	201.00	2.88
JL-06-22	201.00	202.50	2.90
JL-06-23	68.66	70.54	3.04
JL-06-23	70.54	71.50	2.82
JL-06-23	77.50	78.50	2.95
JL-06-23	78.50	79.50	2.97
JL-06-23	103.34	104.50	2.87
JL-06-23	108.50	109.66	2.93
JL-06-23A	72.16	73.50	2.92
JL-06-23A	73.50	75.00	3.02
JL-06-23A	85.00	86.00	2.93
JL-06-23A	86.00	87.00	2.84
JL-06-23A	88.00	89.00	2.90
JL-06-24A	3.50	4.50	2.70
JL-06-24A	6.00	7.50	2.51

JL-06-24A	116.60	117.60	2.50
JL-06-24A	129.81	130.81	2.64
JL-06-24A	135.70	137.20	2.68
JL-06-24A	268.23	269.73	2.86
JL-06-25	15.00	15.40	2.91
JL-06-25	21.40	22.45	2.86
JL-06-25	251.00	252.66	2.65
JL-06-25	255.00	256.00	2.77
JL-06-25	261.00	262.00	2.67
JL-06-25	372.00	373.00	2.85
JL-06-26	173.00	174.00	2.92
JL-06-26	182.00	183.00	2.96
JL-06-26	202.70	203.70	2.83
JL-06-26	207.70	208.70	2.92
JL-06-26	268.00	269.00	2.81
JL-06-26	283.56	284.56	2.95
JL-06-27	32.32	33.32	2.64
JL-06-27	84.50	85.50	2.56
JL-06-27	197.33	198.33	2.93
JL-06-27	234.83	235.83	2.71
JL-06-27	241.09	242.09	2.76
JL-06-27	242.09	243.09	2.89
JL-06-28	81.50	82.50	2.65
JL-06-28	96.00	96.94	2.77
JL-06-28	108.00	109.00	2.73
JL-06-28	125.00	126.00	2.81
JL-06-28	139.00	140.00	2.74
JL-06-28	224.00	225.00	2.94
JL-06-29	212.00	213.50	2.94
JL-06-29	213.50	215.00	2.73
JL-06-29	218.50	219.50	2.88
JL-06-29	219.50	221.00	2.90
JL-06-29	222.50	224.00	2.89
JL-06-29	224.00	225.50	2.87
JL-06-30	115.50	116.50	2.70
JL-06-30	134.00	135.00	2.80
JL-06-30	138.00	139.00	2.81
JL-06-30	151.00	152.00	2.83
JL-06-30	162.44	163.50	2.71
JL-06-30	221.00	222.00	2.74
JL-06-31	64.66	65.75	2.97
JL-06-31	65.75	66.50	2.86
JL-06-31	166.50	167.50	2.97
JL-06-31	194.00	195.50	2.81
JL-06-31	230.00	231.50	2.83
JL-06-31	231.50	233.00	2.76
JL-06-32	40.00	41.00	2.81
JL-06-32	44.00	45.00	2.86
JL-06-32	61.50	62.50	2.79
JL-06-32	113.00	114.00	2.85
JL-06-32	164.00	165.00	2.82

JL-06-32	203.50	204.50	2.84
JL-06-33	19.00	20.00	2.91
JL-06-33	20.00	21.50	2.86
JL-06-33	45.07	46.50	2.80
JL-06-33	46.50	47.64	2.80
JL-06-33	80.50	82.00	2.84
JL-06-33	194.50	196.00	2.91
JL-06-34	41.50	42.50	2.84
JL-06-34	52.50	53.50	2.76
JL-06-34	122.59	124.00	2.73
JL-06-34	159.03	160.00	2.75
JL-06-34	175.74	177.00	2.78
JL-06-34	300.78	302.00	2.79
JL-06-35	41.50	43.00	2.82
JL-06-35	55.00	56.21	2.88
JL-06-35	68.50	69.50	2.85
JL-06-35	69.50	70.50	2.86
JL-06-35	285.00	286.50	2.69
JL-06-35	286.50	288.00	2.75
JL-06-36A	120.50	122.00	2.79
JL-06-36A	122.00	123.50	2.72
JL-06-36A	128.00	129.50	2.87
JL-06-36A	153.50	155.00	2.65
JL-06-36A	159.50	161.00	2.65
JL-06-36A	161.00	162.50	2.64
JL-06-37	70.00	71.50	2.85
JL-06-37	71.50	73.00	2.83
JL-06-37	73.00	74.00	2.88
JL-06-37	176.81	178.00	2.82
JL-06-37	274.00	275.00	2.60
JL-06-37	275.00	276.50	2.63
JL-06-38	135.50	137.00	2.88
JL-06-38	137.00	138.50	2.79
JL-06-39	131.90	133.27	2.72
JL-06-39	136.27	137.27	2.77
JL-06-39	138.27	139.77	2.86
JL-06-40	141.50	143.00	2.79
JL-06-40	147.50	149.00	2.93
JL-06-45	277.00	278.50	2.81
JL-06-45	278.50	280.10	2.63
JL-06-45	351.20	352.00	2.81
JL-06-45	352.00	353.20	2.83

Appendix I – Author's Certificates and Consents

Certificate of Co-Author – Derek H. C. Wilton
7 Yellowknife St.
St. John's NL
A1A 2Z7
Tel: 709-754-6624

I, **Derek H. C. Wilton, P.Geo.**, do hereby certify that:

- I am currently Professor in the Department of Earth Sciences, Memorial University of Newfoundland, Prince Phillip Parkway, St. John's, NL, A1B 3X5
- I graduated with the degree of BSc. (Geology) from Memorial University of Newfoundland, St. John's NL, in 1976, MSc. (Geological Sciences) from the University of British Columbia, Vancouver, BC, in 1978, and PhD. (Earth Sciences) from Memorial University of Newfoundland, St. John's, NL, in 1984, and have worked continuously as an academic researcher and industry consultant since 1984.
- I am a Professional Geoscientist duly registered with the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG-NL – Reg. No. 02840) and am a Fellow of the Canadian Institute of Mining and Metallurgy (CIM), Geological Association of Canada, and the Society of Economic Geologists.
- I have worked as a geologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - I have conducted research and mineral exploration work in this region of Labrador since 1984.
    - I have been involved with Aurora Energy Inc. each year 2006 and with the predecessor Fronteer-Altius Joint Venture from initiation of work in 2003.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am responsible for the preparation of the sections from the report entitled "An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007, that were derived from an earlier technical report entitled "The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property" that I co-authored with Mr. Gary Giroux. I have worked on the property in a consulting capacity since July, 2003. I was last on site at the CMB Uranium Property from July 3-7, 2007.
- As of November 20th, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have

the disclosure being filed and it fairly and accurately represents the information in the Technical Report and supports that disclosure.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.
- I am independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and I hold no securities of the Aurora Energy Inc. and do not expect to receive same.
- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of November, 2007 in St. John's, NL, Canada



Derek H. C. Wilton, P.Geo.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **Mark O'Dea**, Ph.D., P. Geo., do hereby certify that:

1) I am a geologist residing at 1671 Coldwell Road, North Vancouver, BC, and employed by Aurora Resources Energy Inc. as President and CEO.

2) I am a graduate of Carleton University of Ottawa, with an Honours B.Sc.in Geology, 1989, and I obtained a Ph.D in Geology from Monash University, Australia in 1996.

3) I have practiced my profession continuously since 1989, and my relevant experience for the purposes of this report is;

   - I have been technically involved in all programs related to the CMB Property since 2003,
   - I have been involved in a wide variety of advanced base and precious metals exploration and development projects many of them of similar scale and scope as the CMB project.

4) I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#24220);

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I share responsibility, along with the three other Company QP's (Christopher Lee, Ian Cunningham-Dunlop and Jim Lincoln), for the preparation of Section 22.0 Recommendations, of the report entitled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007", dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since 2004 and personally visited the site most recently in July 2007.

7) As of November 20, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have

read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of Aurora Energy Resources in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of November, 2007 in Vancouver, B.C.

Mark O'Dea, *Ph.D, P.Geo*
President & CEO
Aurora Energy Resources Inc.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **James B. Lincoln**, P. Geo., do hereby certify that:

1) I am a geologist residing at 3790 US Hwy 89 South, Livingston, Montana, 59047 United States of America, and I am employed by Aurora Resources Energy Inc. as Chief Operating Officer.

2) I am a graduate of Eastern Michigan University with a B.Sc. Degree in Geology with a Chemistry minor in 1967; and also a graduate of the Ohio State University in 1969 with a M.Sc. Degree in Mineralogy from the College of Materials Engineering. I have practiced geology since 1971 to the present time.

3) My relevant experience includes technical and management positions with the following mining companies: Boliden Canada, Cominco, Pegasus Gold Corp., Dayton Mining Corp., Mount Isa Mines, North Star Exploration, Jinshan Gold Mines, Inc., Fronteer Development Group Inc. and Aurora Energy Resources Inc. I have also consulted in the mineral resource industry internationally and domestically. I have worked or conducted consulting in the mining industry in 31 countries.

4) I am a Professional Geologist registered in good standing with the State of Wyoming Board of Professional Geologists (PG-1087); and also, a registered Professional Geologist with American Institute of Professional Geologists (P.G. 07958).

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I share responsibility, along with the three other Company QP's (Mark O'Dea, Ian Cunninghan-Dunlop and Chris Lee), for the preparation of Section 22.0 Recommendations, of the report entitled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007", dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since March 2006 and personally visited the site most recently in October 2007. I have been on site in a technical and professional capacity over 15 times during the course of my tenure with Aurora Energy Resources Inc.

7) As of November 20, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of both Aurora Energy Resources Inc. and the Fronteer Development Group Inc. in the form shares of stock and stock option agreements.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of November, 2007 in Denver, Colorado, United States of America

James B. Lincoln; Wyoming Professional Geologist #1087 and Registered Professional Geologist with the American Institute of Professional Geologists (P.G. 07958)

Chief Operating Officer

Aurora Energy Resources Inc.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **Christopher Lee**, P. Geo., do hereby certify that:

1) I am a geologist residing at 303-141 Water Street, Vancouver, BC, V6B 1A7, and employed by Aurora Energy Resources Inc., as Chief Geoscientist.

2) I am a graduate of the University of Waterloo, with an Honours B.Sc. Co-op in Geology, 1991, and I obtained a M.Sc. in Geology from the Memorial University of Newfoundland in 1994. I have practiced my profession continuously since 1991;

3) I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#29049);

4) I have worked on the property continuously since January 15th, 2007 and have relevant experience having led or participated in geological studies supporting more than 60 advanced exploration and development projects and/or operations, in 15 different countries.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I share responsibility, along with the three other Company QP's (Mark O'Dea, Ian Cunninghan-Dunlop and Jim Lincoln), for the preparation of Section 22.0 Recommendations, of the report entitled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007", dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since January 15, 2007 and personally visited the site most recently in August 2007.

7) As of November 20, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20st day of November, 2007 in Vancouver, B.C.

Christopher Lee, M.Sc., P.Geo.
Chief Geoscientist
Aurora Energy Resources Inc.

Certificate of Co-Author - G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.
2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.
3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.
4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5
6) This report titled "An Update on the exploration activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador Canada during the period January 1, 2007 to October 31, 2007" and dated November 20th, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.
7) I have not previously worked on this property.
8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th day of November, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P.Eng., MASc.

PROFESSIONAL
PROVINCE OF
G. H. GIROUX
BRITISH COLUMBIA
ENGINEER

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated November 20th, 2007

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

1) I am a geological engineer residing at 2519 Swinburne Avenue, North Vancouver, B.C., and employed by Aurora Energy Resources Inc. as Vice President – Exploration.

2) I am a graduate of Queen's University in Kingston, Ontario, Canada with a Bachelor of Applied Science (Geological Engineering) in 1984.

3) I have worked continuously in the industry since 1984 and my relevant experience for the purpose of the Technical Report is:
    - Supervision of numerous mineral exploration programs on properties in Canada, Argentina, and Turkey for Gold Fields Canadian Mining Ltd., Santa Fe Canadian Mining Ltd., Homestake Canada Limited, Barrick Gold Corp., Rubicon Minerals Corp., and Fronteer Development Group Inc..
    - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property in the years 2005 and 2006 and, in particular, the period January 1, 2007 and October 31, 2007.

4) I am a member of the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221), the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385), the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining and Metallurgy,

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I am responsible for the updated exploration information collected during the 2007 CMB exploration program described in this report, the revised disclosure of information relating to the 2006 CMB exploration program in Section 12.4, and share responsibility, along with the three other Company Qualified Persons (Christopher Lee, Mark O'Dea and Jim Lincoln), for the preparation of Section 22.0 Recommendations, of the report entitled **"An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to October 31, 2007"**, dated November 20th, 2007, relating to the CMB Property. I have worked on the property in a technical capacity since 2004 and personally overseen all the field work carried out on the property between January 2004 and October 2007.

7) As of November 20th, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of Aurora Energy Resources in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20st day of November, 2007 in Vancouver, B.C.

Alan R. Cunningham-Dunlop, P.Eng.
Vice President – Exploration
Aurora Energy Resources Inc.

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" which I have prepared, together with Gary Giroux, Ian Cunningham-Dunlop, Christopher Lee, Jim Lincoln and Mark O'Dea, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the short form prospectus of the Corporation dated November 21, 2007 (the "**Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 21st day of November, 2007.

Per: *"Derek Wilton"*
Derek Wilton

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" which I have prepared, together with Gary Giroux, Derek Wilton, Ian Cunningham Dunlop, Christopher Lee and Jim Lincoln, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the short form prospectus of the Corporation dated November 21, 2007 (the "**Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 21st day of November, 2007.

Per: *"Mark O'Dea"*
Mark O'Dea

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" which I have prepared, together with Gary Giroux, Derek Wilton, Ian Cunningham Dunlop, Christopher Lee and Mark O'Dea, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the short form prospectus of the Corporation dated November 21, 2007 (the "**Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 21st day of November, 2007.

Per: *"Jim Lincoln"*
Jim Lincoln

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" which I have prepared, together with Gary Giroux, Derek Wilton, Ian Cunningham Dunlop, Jim Lincoln and Mark O'Dea, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the short form prospectus of the Corporation dated November 21, 2007 (the "**Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 21st day of November, 2007.

Per: *"Christopher Lee"*
Christopher Lee

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" which I have prepared, together with Derek Wilton, Ian Cunningham-Dunlop, Christopher Lee, Jim Lincoln and Mark O'Dea, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the short form prospectus of the Corporation dated November 21, 2007 (the "**Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 21st day of November, 2007.

Per: *"G.H. Giroux"*
G.H. Giroux

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" which I have prepared, together with Gary Giroux, Derek Wilton, Christopher Lee, Jim Lincoln and Mark O'Dea, for Aurora Energy Resources Inc. (the "**Corporation**"). I hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report (either directly or in a document incorporated by reference) in the short form prospectus of the Corporation dated November 21, 2007 (the "**Short Form Prospectus**"), and to the public filing of the Technical Report with the Commissions and the TSX.

I also certify that I have read the Short Form Prospectus including the disclosure set forth under the headings thereof entitled "Documents Incorporated by Reference", "Summary Description of the Business", "Use of Proceeds", "Legal Opinions and Experts", "Glossary" and "Risk Factors" and (i) it fairly and accurately represents the information in the Technical Report that supports the disclosure; and (ii) I do not have any reason to believe that there are any misrepresentations in the information contained in the Short Form Prospectus that was derived from the Technical Report, or that are within my knowledge as a result of the services which I performed in connection with the Technical Report.

DATED this 21st day of November, 2007.

Per: *"Ian Cunningham-Dunlop"*
Ian Cunningham-Dunlop

CASSELS BROCK
LAWYERS

November 21, 2007

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
(Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc. (the "Corporation")
Final Short Form Prospectus dated November 21, 2007 (the "Prospectus")

We refer to the Prospectus of the Corporation relating to the qualification for distribution of Offered Shares and Flow-Through Shares (as defined in the Prospectus).

We, as counsel to the Corporation, hereby consent to the use of our firm name and the reference to and use of our firm opinion under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" and to the reference to our firm name on page 2 of the Prospectus and under the heading "Legal Opinions and Experts" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document.

Yours truly,

"Cassels Brock & Blackwell LLP"

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

Heenan Blaikie

RECEIVED

2008 APR 21 A 7:~0

OFFICE OF INTERN... CORPORATE ...

FILED VIA SEDAR

Of Counsel
The Right Honourable Pierre Elliott Trudeau, P.C., Q.C. (1984-2000) †
The Right Honourable Jean Chrétien, P.C., Q.C.
The Honourable Donald J. Johnston, P.C., Q.C. (1974-1996)
Pierre Marc Johnson, F.S.R.C.
The Honourable John W. Morden
André Bureau, O.C.
Pierre C. Lemoine

November 21, 2007

ONTARIO SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION, SECURITIES DIVISION
MANITOBA SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
SECURITIES COMMISSIONS OF NEWFOUNDLAND AND LABRADOR
PRINCE EDWARD ISLAND, REGISTRAR OF SECURITIES

Re: Aurora Energy Resources Inc. (the "Corporation")
Final Short Form Prospectus dated November 21, 2007 (the "Prospectus")

We refer to the Prospectus of the Corporation relating to the qualification for distribution of Offered Shares and Flow-Through Shares (as defined in the Prospectus).

We, as counsel to the Underwriters (as defined in the Prospectus), hereby consent to the use of our firm name and the reference to and use of our firm opinion under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" and to the reference to our firm name on page 2 of the Prospectus and under the heading "Legal Opinions and Experts" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document.

Yours truly,

"Heenan Blaikie LLP"

P.O. Box 185, Suite 2600
200 Bay Street
South Tower, Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J4

www.heenanblaikie.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

November 21, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs:

We refer to the short form prospectus of Aurora Energy Resources Inc. (the "company") dated November 21, 2007 relating to the sale and issue of (a) 5,312,500 common shares; and (b) 750,000 flow-through shares of the company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 21, 2007 to the shareholders of the company on the following financial statements:

- Balance sheets as at December 31, 2006 and 2005 and;
- Statements of operations and deficit and cash flows for the year ended December 31, 2006 and for the period from inception on June 8, 2005 to December 31, 2005.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or

PRICEWATERHOUSECOOPERS

damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"Signed PricewaterhouseCoopers LLP"

Chartered Accountants

British Columbia Securities Commission

BCSC

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES**

AND

IN THE MATTER OF

AURORA ENERGY RESOURCES INC.

<u>DECISION DOCUMENT</u>

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a short form prospectus of the above issuer dated November 21, 2007.

DATED at Vancouver, British Columbia on November 21, 2007.

Jody-Ann Edman

Jody-Ann Edman
Senior Securities Analyst
Corporate Finance

SEDAR Project No.: 1174790

NOVA SCOTIA **Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Aurora Energy Resources Inc.

Receipt for (Final) Short Form Prospectus dated **November 21, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **21st** day of **November, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project # 1174790

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. Accordingly, the Offered Shares (as defined below) and the Additional Offered Shares (as defined below) will only be offered and sold within the United States to a limited number of institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act ("Institutional Accredited Investors"). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution."

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, (604) 632-4677, and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue | November 21, 2007

AURORA ENERGY RESOURCES INC.

$100,375,000

5,312,500 Common Shares and
750,000 Flow-Through Shares

This short form prospectus qualifies the distribution (the "Offering") of (a) 5,312,500 Offered Shares (as defined herein) of Aurora Energy Resources Inc. (the "Corporation") to be issued at a price of $16.00 per Offered Share; and (b) 750,000 Flow-Through Shares (as defined herein, and collectively with the "Offered Shares" and the Additional Shares (as defined below), the "Shares") of the Corporation to be issued at a price of $20.50 per Flow-Through Share, for aggregate gross proceeds of $100,375,000 (the "Offering").

The Corporation will, on or before December 31, 2008, incur and, effective on or before December 31, 2007, renounce to each subscriber of Flow-Through Shares, Canadian Exploration Expense (as defined herein) in an amount equal to the aggregate purchase price paid by such subscriber. See "Certain Canadian Federal Income Tax Considerations".

The Common Shares (as defined herein) are currently listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AXU". The closing price of the Common Shares on the TSX on November 20, 2007, the last trading day prior to the public announcement of the Offering, was $14.37.

The Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of October 31, 2007 among the Corporation and Cormark Securities Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation (collectively, the "Underwriters"). The price per Share was determined based upon arm's length negotiations among the Corporation and Cormark Securities Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters. The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement (see "Plan of Distribution" and "Description of Securities Being Distributed") and subject to approval of certain legal matters on behalf of the Corporation by Cassels, Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

The Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Shares for sale, provided that in the event that less than 750,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters have agreed to purchase as principals the Flow-Through Shares not sold by the Underwriters as agents in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by Cassels, Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

	Price to Public	Underwriters' Fee(1)	Net Proceeds to Corporation(2)
Per Offered Share	$16.00	$0.64	$15.36
Per Flow-Through Share	$20.50	$0.82	$19.68
Total Offering	$100,375,000	$4,015,000	$96,360,000

Notes

(1) The Underwriters received a cash commission equal to 4% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution" and "Description of Securities Being Distributed".

(2) After deducting the Underwriters' Fee but before deducting expenses of the Offering estimated at $250,000, which will be paid from the proceeds of the Offered Shares sold pursuant to the Offering.

(3) The Corporation has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 796,875 Additional Offered Shares (as defined herein) at $16.00 per Additional Offered Share within 30 days after the Closing Date (as defined herein) solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $113,125,000, $4,525,000 and $108,600,000, respectively. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Offered Shares of the Corporation to be issued upon exercise of the Over-Allotment Option. See "Plan of Distribution".

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period / Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	796,875 Additional Offered Shares	30 days following the Closing Date	$16.00

Subscriptions for Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on November 27, 2007 or such other date as the Corporation and the Underwriters shall agree (the "Closing Date"), but in no event later than as may be prescribed pursuant to applicable securities laws or the rules of the TSX, and that certificates (other than certificates issuable to U.S. subscribers) representing the securities qualified hereunder will be issued in registered form and will be deposited with the Canadian Depository for Securities Ltd. ("CDS") on the Closing Date. Holders of securities acquired pursuant to the Offering will receive only a customer confirmation of purchase from their investment adviser or other nominee who effected the purchase through CDS. See "Non-Certificated Issue System".

In connection with the Offering, the Underwriters may effect transactions that maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified under the heading "Risk Factors" in this short form prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

The Corporation has applied to list the Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The registered office of the Corporation is located at 323 Duckworth Street, P.O. Box 5955, St. John's, Newfoundland and Labrador, A1C 5X4, and its head office is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9.

TABLE OF CONTENTS

Page

Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of this investment. Unless otherwise specified, all references to dollars in this short form prospectus are to Canadian dollars.

No person has been authorized to give any information other than that contained in this short form prospectus, or to make any representations in connection with the Offering made hereby, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Corporation. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The annual and interim financial statements of the Corporation incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein, including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will," "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risks and uncertainties including those discussed under "Risk Factors" and elsewhere in this short form prospectus. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning mineral exploration and management's general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

Forward-looking statements included or incorporated by reference in this short form prospectus include, but are not limited to, statements with respect to:

- the focus of capital expenditures;
- the purchase, sale or development of exploration properties;
- the impact of changes in mineral prices on cash flow;
- exploration and acquisition plans;
- the Corporation's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
- the emergence of accretive growth opportunities;
- the Corporation's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
- the quantity of Mineral Resources and Reserves;
- treatment under governmental regulatory regimes and tax laws;
- the performance characteristics of the Corporation's mineral resource properties; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, and globally;
- industry conditions, including fluctuations in the price of uranium and other metals and minerals;
- governmental regulation of the mineral resource industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in mineral exploration;
- geological, technical and processing problems;
- unanticipated operating events which can reduce production or cause production to be shut down or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required, or at all;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors outlined under "Risk Factors".

In addition, please note that statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

These forward-looking statements are made as of the date of this short form prospectus, or in the case of documents incorporated by reference herein, as of the date of such document.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the various securities commissions in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the technical report dated November 20, 2007 entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007" prepared for the Corporation by Derek Wilton, G.H. Giroux, Ian Cunningham-Dunlop, Christopher Lee, Mark O'Dea and Jim Lincoln (the "CMB Report");

(b) the annual information form of the Corporation for the year ended December 31, 2006 dated as of March 16, 2007 (the "Annual Information Form");

(c) the audited annual financial statements of the Corporation for the year ended December 31, 2006, and the period from the date of incorporation of the Corporation (June 8, 2005) to December 31, 2005;

(d) the management's discussion and analysis of the Corporation for the year ended December 31, 2006;

(e) the unaudited financial statements of the Corporation for the three and nine months ended September 30, 2007;

(f) the amended and restated management's discussion and analysis of the Corporation for the three and nine months ended September 30, 2007;

(g) the material change report of the Corporation dated February 16, 2007 regarding two new Mineral Resource estimates for the Michelin and Jacques Lake deposits;

(h) the material change report of the Corporation dated April 23, 2007 regarding the appointment of Mr. John Roberts as Vice-President, Environment for the Corporation; and

(i) the management information circular of the Corporation dated March 16, 2007 in respect of the annual general shareholders meeting of the Corporation held on April 30, 2007.

Material change reports (excluding confidential reports), interim financial statements (unaudited), annual financial statements and the auditor's report thereon, annual management's discussion and analysis, interim management's discussion and analysis, business acquisition reports, annual information forms, publicly disseminated financial information for which financial statements have not yet been filed, and information circulars, any of the foregoing disclosure documents filed pursuant to an exemption from any requirement under applicable continuous disclosure rules since January 1, 2006, and any other disclosure document filed pursuant to an undertaking to a provincial or territorial securities regulatory authority since January 1, 2006, in each case which are required to be filed by the Corporation and which are filed with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be

incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the secretary of the Corporation at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, (604) 632-4677, and are also available electronically at www.sedar.com.

SUMMARY DESCRIPTION OF THE BUSINESS

General Development

The Corporation was incorporated for the sole purpose of holding the exploration property assets of a strategic alliance (the "Alliance") established between Fronteer Development Group Inc. ("Fronteer") and Altius Resources Inc. ("ARI"). As a result, the Corporation has acquired to date a 100% interest in 32 staked mineral licenses (collectively, the "CMB Uranium Property") totalling 3,611 claims (including the property known as the Michelin Uranium Deposit) located in the CMB (subject only to the royalty interests granted to ARI described below). In addition, pursuant to a survival agreement dated February 28, 2006 between Fronteer and ARI, if either Fronteer or ARI acquires any further mineral rights within a specified area of interest of approximately 5 kilometres surrounding the CMB Uranium Property, it will offer to have such rights transferred to the Corporation for the cost of acquisition.

Following its incorporation, the Corporation was initially owned as to 52% by Fronteer and as to 48% by ARI. ARI also was granted a 2% gross sales royalty on final product sales of uranium and a 2% net smelter royalty on sales of base and precious metals, in connection with the assets of the Alliance held by the Corporation.

Fronteer subsequently subscribed for an additional 4,444,440 Class B common shares of the Corporation on June 17, 2005 and August 17, 2005 for total proceeds of $4,999,995, thereby increasing its ownership percentage in the Corporation to 56.8%. These Class B common shares were converted into an aggregate of 1,111,110 Class A common shares (subsequently renamed as the Common Shares) effective January 31, 2006, and then split on a 3:1 basis effective February 15, 2006 and again on a 1.584000158:1 basis effective February 17, 2006.

The Corporation completed its initial public offering on March 22, 2006 pursuant to which it issued a further aggregate of 6,944,444 Common Shares at a price of $3.60 per share for aggregate gross proceeds of $24,999,998. Concurrently with the initial public offering, ARI also sold an aggregate of 10,713,164 of its previously held Common Shares. A further 1,041,667 Common Shares were issued by the Corporation on March 31, 2006 at a price of $3.60 per share upon exercise of the over-allotment option granted by the Corporation to the underwriters in connection with the initial public offering.

The Corporation subsequently completed a "bought deal" short form prospectus offering and concurrent private placement with Fronteer on October 5, 2006, pursuant to which the Corporation sold an aggregate of 2,679,438 Common Shares at a price of $10.45 per share, and an aggregate of 956,200 "flow-through" Common Shares at a price of $12.55 per share, to raise aggregate gross proceeds of approximately $40 million.

For further details on the property interests of the Corporation, please see the disclosure under the heading "Mineral Properties" in the Annual Information Form, which is incorporated herein by reference.

Organizational Structure

The Corporation has no subsidiaries.

Business Objectives

The primary business objective of the Corporation is to acquire and explore for, with the intent of developing, uranium mineral exploration properties. The Corporation's 100% owned Canadian uranium portfolio (subject only to the royalty interests granted to ARI – see "- General Development") is underpinned by the Michelin Uranium Deposit and the Jacques Lake Deposit. The Michelin Uranium Deposit contains a Measured and Indicated Mineral Resource base of 52.5 million pounds uranium (spot price of US$85.00 per pound as of October 30, 2007) and an additional Inferred Mineral Resource of 33.1 million pounds uranium. This Mineral Resource estimate is based upon 271 historical drill holes, as well as 597 historic underground samples and nine widely-spaced exploration drill holes completed in 2005, and an additional 35 diamond drill holes completed in 2006. The Michelin Uranium Deposit has a strike length of over 1,000 metres and has been drill tested to a vertical depth of approximately 750 metres. The Jacques Lake Deposit contains a initial Indicated Mineral Resource base of 5.4 million pounds uranium and an additional Inferred Mineral Resource of 5.0 million pounds uranium. This Mineral Resource estimate is based upon 7 drill holes completed in 2005, and a further 44 drill holes completed in 2006. Both the Michelin Uranium Deposit and the Jacques Lake Deposit remain open for expansion in all directions and are subject to ongoing drilling.

A detailed breakdown of the Mineral Resource estimates for each of the Michelin Uranium Deposit and Jacques Lake Deposit is set forth in the following table[1]:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000

** Open pit resource reported at 0.03% U_3O_8 cut-off*
*** Underground resource reported at a 0.05% U_3O_8 cut-off*

1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Corporation, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd.

A preliminary assessment was initially recommended to be carried out on the CMB Uranium Property by the Phase I recommended program set forth in the technical report dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007", prepared for the Corporation by Derek Wilton and G.H. Giroux (the "Prior Technical Report"). This preliminary assessment was initiated in the form of a scoping study in 2007. However, as the scoping study was taking longer to complete than initially anticipated, and as the Corporation was beginning to receive drilling results from its Phase II program recommended by the Prior Technical Report during this period, the Corporation made the strategic decision not to complete the scoping study and to make its determination as to whether or not to proceed to a pre-feasibility study on the basis of its Phase II drilling results. As a result, the scoping study was not completed, and the Corporation has continued to focus instead on the completion of its Phase II recommended program during the balance of 2007.

The Corporation previously allocated $20,000,000 to the completion of the Phase II program on the CMB Uranium Property recommended in the Prior Technical Report. However, the completion of this program has been unexpectedly impacted by adverse weather conditions and increasing costs. The Corporation anticipates that it will have fully expended this initial $20,000,000 by the end of 2007, at which time it is estimated that the Corporation will have completed approximately 55,000 meters of the 75,000 meters of drilling comprising part of the Phase II recommended program, all as set forth in the Prior Technical Report. Based upon the CMB Report, the Corporation estimates that it will cost a further $8,000,000 to complete this program, and anticipates that the balance of the drilling will be completed by late in the first quarter or early in the second quarter of 2008, all in accordance with the CMB Report. See "Use of Proceeds".

The Corporation's portfolio also contains four other historic deposits (known as the Gear, Nash, Inda and Rainbow deposits).

The Corporation may expand its operations internationally if it is able to obtain international properties of merit. The Corporation may also seek to acquire additional properties either directly, or indirectly through the acquisition of other public or private companies.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Corporation as at September 30, 2007 (based on the unaudited financial statements of the Corporation in respect of the nine months ended September 30, 2007), and as of September 30, 2007 after giving effect to the Offering. There has been no material change in the capitalization of the Corporation since September 30, 2007.

Designation	**Outstanding as at September 30, 2007 (unaudited)**	**Outstanding as at September 30, 2007 after giving effect to the Offering(1) (unaudited)**
Long-term debt	-	-
Common shares	$76,608,014 (66,172,162 shares)	$172,718,014 (72,234,662 shares)
Share purchase warrants	Nil	Nil
Contributed surplus	$17,381,262	$17,381,262
Net loss and comprehensive loss for the period	($7,133,761)	($7,133,761)
Deficit	($12,590,247)	($12,590,247)
Shareholders' equity	$74,265,268	$170,375,268

Notes:

(1) Without giving effect to the Over-Allotment Option or the issuance of any Common Shares which have been allocated and reserved for issuance upon the exercise of 4,202,003 outstanding stock options of the Corporation as at November 21, 2007.

(2) In the event the Over-Allotment Option is exercised in full, there shall be an aggregate of 73,020,537 common shares of the Corporation outstanding and an aggregate shareholders' equity of $182,615,268.

USE OF PROCEEDS

The net proceeds from the Offering are estimated to be as follows:

Description	Offering
Gross Proceeds	$100,375,000
Underwriters' Fees	$4,015,000
Estimated Expenses	$250,000
Estimated Net Proceeds	$96,110,000

The Corporation expects to use the total funds available as set forth above for the purposes described below:

Use of Proceeds	Offering(1)
Regional exploration of mineral resource properties located within the CMB, pursuant to the CMB Report	$44,000,000(4)(5)
Completion of engineering and development work on the CMB Uranium Property, pursuant to the CMB Report	$13,585,000(6)(7)
Completion of additional work on the CMB Uranium Property, if warranted	$38,600,000(8)
TOTAL	$96,110,000(3)

Notes:

(1) The gross proceeds received from the sale of the Flow-Through Shares will be used by the Corporation to incur Qualifying Expenditures which qualify under the Tax Act to be renounced in favour of purchasers of the Flow-Through Shares. See "Certain Canadian Federal Income Tax Considerations".

(2) In the event that the Over-Allotment Option is exercised, the Corporation shall apply any additional net proceeds received to general corporate expenses.

(3) The Corporation will hold all proceeds of the Offering which will not be used in the near term in term deposits or interest bearing accounts at major Canadian chartered banks pending their expenditure.

(4) This work includes an aggregate of $8,000,000 (comprised of labour costs ($750,000); general and administrative costs ($100,000); capital expenditures ($44,048); drilling and assay costs ($3,700,000); field support ($2,400,000); travel and lodging ($125,000); land and legal costs ($500,000); and contingency funds ($380,952)) to be allocated towards the completion of the Phase II exploration program currently underway on the CMB Uranium Property, as recommended by the Prior Technical Report.

(5) The aggregate costs of $44,000,000 are anticipated to be comprised of labour ($4,750,000); general and administrative expenses ($600,000); capital expenditures ($479,762); drilling and assay costs ($20,350,000); field geochemistry ($100,000); field geophysics ($250,000); field support ($13,150,000); travel and lodging ($625,000); land and legal costs ($1,600,000); and contingency funds ($2,095,238).

(6) This work includes non-contingent ongoing engineering studies to be completed in 2007 aggregating $2,155,000 (comprised of mine engineering ($30,000); process engineering ($15,000); infrastructure costs ($45,000); geotechnical engineering and hydrogeology costs ($235,000); metallurgy ($330,000); environmental costs ($320,000); equipment and other costs ($480,000); and general and administrative costs ($700,000)). The balance of this work aggregating $11,430,000 is contingent upon the receipt of positive results from the Phase II exploration program currently underway on the CMB Uranium Property, as recommended by the Prior Technical Report.

(7) The aggregate costs of $13,585,000 are anticipated to be comprised of mine engineering ($840,000); process engineering ($365,000); infrastructure costs ($525,000); geotechnical engineering and hydrogeology costs ($1,235,000); metallurgy ($1,900,000); environmental costs ($3,200,000); equipment and other costs ($1,480,000); socio-economic costs ($240,000); and general and administrative costs ($3,800,000).

(8) This work will be contingent upon the results of prior exploration and engineering and development work conducted on the CMB Uranium Property as recommended in the CMB Report, and is currently anticipated to include costs associated with mine engineering; process engineering; infrastructure costs; geotechnical engineering and hydrogeology costs; metallurgy; environmental costs; equipment and other costs; socio-economic costs; and general and administrative costs.

The Corporation intends to spend the funds available to it as stated in this short form prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement between the Corporation and the Underwriters, (i) the Corporation agreed to sell, and the Underwriters agreed to purchase, on the Closing Date, 5,312,500 Offered Shares at a price of $16.00 per Offered Share, payable in cash to the Corporation against delivery; and (ii) the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer an aggregate of 750,000 Flow-Through Shares for sale at a price of $20.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 750,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals at a price of $20.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. The obligations of the Underwriters pursuant to the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Shares if any of the Shares are purchased under the Underwriting Agreement.

The Corporation has also granted the Underwriters an Over-Allotment Option, exercisable not later than 30 days after the Closing Date, to purchase up to 796,875 Additional Offered Shares at $16.00 per Additional Offered Share. The Over-Allotment Option is exercisable in whole or in any part only for the purpose of covering over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the number of Shares issued under the Offering will be 6,859,375, the price to the public will be $113,125,000, the Underwriters' Fee will be $4,525,000 and the net proceeds to the Corporation (excluding expenses of the Offering) will be $108,600,000. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the 796,875 Additional Offered Shares of the Corporation issuable on exercise of the Over-Allotment Option.

In connection with the Offering, the Underwriters may effect transactions that maintain the market price of the Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The price per Share was determined based upon arm's-length negotiations among the Corporation and Cormark Securities Inc. and RBC Dominion Securities Inc. on behalf of the Underwriters.

Pursuant to the Underwriting Agreement, the Underwriters will receive a commission equal to 4% of the gross proceeds of the Offering (approximately $0.64 per Offered Share and $0.82 per Flow-Through Share) for an aggregate commission of approximately $4,015,000. The Corporation will also pay certain expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement. The Corporation has also agreed to indemnify the Underwriters, their affiliates and their respective directors, officers, partners, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has applied to list the Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, prior to 90 days after the closing of the Offering, it shall not, directly or indirectly, issue, sell or agree to sell any equity or voting securities, or any securities exchangeable, convertible or exercisable into equity or voting securities or announce any intention to do any of the foregoing, without the prior written consent of Cormark Securities Inc. and RBC Dominion Securities Inc., which consent shall not be unreasonably withheld.

The Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Offered Shares and Additional Offered Shares, if any, may not be offered, sold or delivered, directly or indirectly, within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also enables the Underwriters, through one or more of their U.S. registered broker-dealer affiliates, to offer the Offered Shares and Additional Offered Shares, if any, to Institutional Accredited Investors in the United States to whom the Corporation will sell the Offered Shares or Additional Offered Shares, as applicable, in transactions that are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Shares offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.

The Offered Shares and Additional Offered Shares, if any, will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Certificates representing any Offered Shares and Additional Offered Shares, if any, that are sold or issued in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Terms used in the preceding three paragraphs not otherwise defined shall have the meanings ascribed to them by Regulation S under the U.S. Securities Act.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This short form prospectus qualifies the distribution of the Shares, details of which are set forth below.

The Corporation is authorized to issue an unlimited number of Common Shares. There were 66,291,828 Common Shares issued and outstanding as of November 21, 2007. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a *pro rata* basis such dividends on the Common Shares, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a *pro rata* basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a *pro rata* basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Flow-Through Shares are Common Shares with all of the same rights and entitlements set forth above, subject only to the additional obligation of the Corporation to incur and renounce Qualifying Expenditures to holders of Flow-Through Shares prior to the end of the Expenditure Period. The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2008, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2007, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Certain Canadian Federal Income Tax Considerations".

Subscriptions for Flow-Through Shares will be made pursuant to one or more Flow-Through Subscription Agreements to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Flow-Through Subscription Agreement.**

Pursuant to the Flow-Through Subscription Agreement, the Corporation will covenant and agree (i) to incur on or before December 31, 2008 and renounce to the subscriber effective on or before December 31, 2007, Qualifying Expenditures in an amount equal to the purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2007, Qualifying Expenditures equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the

Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Flow-Through Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Flow-Through Subscription Agreement will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2009 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Flow-Through Subscription Agreement; (iv) other than as provided herein and in the Flow-Through Subscription Agreement, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; and (v) the subscriber has received and reviewed a copy of this short form prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to subscribers who acquire Shares under the Offering and who, for the purposes of the Tax Act and at all relevant times, are residents of Canada, hold and will hold their Shares as capital property and deal at arm's length and are not affiliated with the Corporation.

This summary is based upon the current provisions of the Tax Act, and the regulations thereunder, the Tax Proposals and upon counsel's understanding of the prevailing administrative practices of the CRA. This summary does not otherwise take into account or anticipate any changes to the law or administrative practice, whether by way of judicial, governmental, legislative decision or action, nor does it take into consideration any provincial, territorial or foreign tax legislation or considerations. It is assumed that the Tax Proposals will be enacted as currently proposed and that there will be no other relevant amendments to any governing law. However, no assurance can be given that the Tax Proposals will be enacted in their present form, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary does not apply to a subscriber (i) that is a "principal business corporation" within the meaning of the Tax Act, (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution" within the meaning of the "mark-to-market" rules contained in the Tax Act; (iv) who, at any time, has an "at-risk adjustment" as defined in the Tax Act; (v) that is a partnership or trust; or (vi) an investment in which is a "tax shelter investment" as defined in the Tax Act.

This summary assumes that the Corporation (i) will make all tax filings for the renunciation of Qualifying Expenditures in the manner and within the time required by the Tax Act and that all renunciations will be validly made; (ii) will incur sufficient Qualifying Expenditures to enable it to renounce to subscribers of Flow-Through Shares all of the expenses covenanted to be renounced by the Corporation effective on the applicable renunciation date; and (iii) is and will maintain at all material times its status as a "principal business corporation" for purposes of the Tax Act. This summary assumes

that no Flow-Through Shares are "prescribed shares" within the meaning of the Tax Act. In addition, while the Corporation will furnish each subscriber of Flow-Through Shares with information relevant to the subscriber's Canadian federal and provincial income tax returns, the preparation and filing of those returns will remain the responsibility of each subscriber.

This summary is of a general nature only and is not intended, nor should it be construed, to be legal or tax advice to any particular subscriber.

Accordingly, each subscriber should consult his or her own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Shares of the Corporation based on the subscriber's own particular circumstances.

Canadian Exploration Expenses and Flow-Through Shares

The Corporation may, subject to certain limitations and restrictions, renounce to purchasers of Flow-Through Shares, CEE that it incurs in the period that begins on the date of acceptance of the Flow-Through Subscription Agreement and ends 24 months after the end of the month during which such subscription agreement was entered into. Such CEE as is properly renounced will be deemed to have been CEE of the subscriber on the effective date of the renunciation.

Notwithstanding the foregoing, the Tax Act permits the Corporation to make a renunciation by March 31 of a calendar year in respect of certain CEE which the Corporation plans to incur or has incurred in the calendar year and such renunciation will be effective as of December 31 in the previous calendar year. The Corporation intends to renounce, with an effective date no later than December 31, 2007, all amounts it intends to expend on certain CEE in 2007 and 2008 using the subscription proceeds from the Flow-Through Shares. In the event that the Corporation fails to incur in 2007 and 2008, CEE equal to the amount of CEE renounced to subscribers of Flow-Through Shares with an effective date no later than December 31, 2007, the Corporation will be required to reduce the renunciations made to such subscriber. Subscribers of Flow-Through Shares will not be required to pay interest to the federal government for the period before May 1, 2009 on any increase in income tax payable as a result of such adjustment relating to expenditures that ought to have been made in 2008.

A subscriber does not claim any deduction in respect of CEE deemed to be incurred by the subscriber in respect of the subscriber's Flow-Through Shares but adds such CEE to his or her CCEE account. In computing income for tax purposes from all sources for a taxation year, a subscriber may deduct up to 100 per cent of the subscriber's CCEE account at the end of that taxation year. A subscriber may generally carry forward indefinitely any portion of the subscriber's undeducted CCEE account and may deduct the amount of such CCEE against the subscriber's income for subsequent taxation years.

The CCEE account of a subscriber is reduced by the amount deducted by the subscriber in prior years in respect of such account.

A subscriber who disposes of a Flow-Through Share will retain the entitlement to receive renunciations of CEE from the Corporation as well as the ability to make associated CCEE deductions, as described above, and a subsequent purchaser of such securities will not be entitled to any renunciations or associated deductions.

Reductions to CCEE

If at the end of a taxation year, the reductions in calculating a subscriber's CCEE account exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE account, will then have a nil balance. The sale or other disposition of Flow-Through Shares, of itself, will not result in a reduction of any subscriber's CCEE account.

A subscriber's CCEE account will be reduced by the amount of any assistance, including grants, that the subscriber has received or is entitled to receive in respect of CEE (see discussion below under "Investment Tax Credits for Individuals (other than trusts)").

Investment Tax Credit for Individuals (other than trusts)

A subscriber who is an individual (other than a trust) who has acquired a Flow-Through Share will be entitled to a non-refundable investment tax credit ("ITC") equal to 15 per cent of Qualifying Expenditures renounced to the subscriber by the Corporation provided the Tax Act is amended in accordance with the draft legislation released by the Minister of Finance on October 2, 2007. The ITC may be deducted, in accordance with detailed rules in the Tax Act, against tax payable in the taxation year in which the Qualifying Expenditure is deemed to be incurred by virtue of the renunciation and may be carried back three years and forward ten years.

An amount equal to any ITC claimed in a taxation year in respect of a Qualifying Expenditure will be deducted from the subscriber's CCEE account at the beginning of the taxation year following the deduction of the ITC (see discussion above).

Adjusted Cost Base of Common Shares

An Offered Share acquired under the Offering will have a cost for tax purposes equal to $16.00. The cost of a Flow-Through Share for the purposes of the Tax Act is deemed to be nil.

The adjusted cost base of all Common Shares in the capital of the Corporation owned by a particular subscriber at any time will be the average adjusted cost base to that subscriber of all Common Shares (including the Shares) owned by that subscriber as capital property at that time.

Disposition of Common Shares

Any disposition or deemed disposition (other than to the Corporation) of Common Shares (including the Shares) will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition to the extent the proceeds of disposition, net of any reasonable disposition costs, exceed (or are exceeded by) the adjusted cost base of such Common Shares.

Generally, one-half of any capital gain realized by a subscriber will be required to be included as a taxable capital gain in computing the subscriber's income for the year of disposition and one-half of any capital loss realized by a subscriber will be deductible as an allowable capital loss against taxable capital gains realized in the year of disposition. Allowable capital losses may be carried back three years and forward indefinitely to be applied against taxable capital gains in such years, subject to and in accordance with the Tax Act.

If the subscriber is a corporation, a capital loss realized on the disposition of Common Shares will generally be reduced by the amount of dividends received or deemed to have been received by the subscriber on such shares to the extent and under the circumstances described in the Tax Act.

A subscriber that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its aggregate investment income, including taxable capital gains.

Alternative Minimum Tax

Under the Tax Act, generally taxes payable by an individual will be the greater of taxes otherwise determined and an alternative minimum tax of 15.5%, computed by reference to the individual's "adjusted taxable income" for the taxation year in excess of a $40,000 basic exemption, reduced by certain credits. In calculating the individual's adjusted taxable income, certain deductions and credits otherwise available are disallowed and certain amounts not otherwise included in income are included. For these purposes, 80 per cent of net capital gains are included and deductions in respect of CCEE in excess of the amount of the individual's resource income (including income attributable to the disposition of Canadian resource properties) for the particular year are disallowed. Carrying charges incurred by an investor in respect of Flow-Through Shares may also be disallowed in a similar manner in computing "adjusted taxable income".

Whether and to what extent the tax liability of a particular subscriber will be increased by the alternative minimum tax will depend on the amount of such subscriber's income, the sources from which it is derived, and the nature and amounts of any deductions such subscriber claims. Any additional tax payable by an individual for the taxation year resulting from the application of the alternative minimum tax will be deductible in any of the seven immediately following taxation years in computing the amount that would, but for the alternative minimum tax, be the individual's tax otherwise payable to the extent that such tax payable exceeds the individual's minimum tax calculation for that particular year.

NON-CERTIFICATED ISSUE SYSTEM

Shares (other than Shares issuable to U.S. subscribers) will be issued in registered form and delivered to CDS or its nominee on the Closing Date. Transfers of ownership of Shares will be effected through records maintained by brokers, dealers, banks or other financial institutions for whom, from time to time, CDS effects book entries for the Shares deposited with CDS (each, a "CDS Participant"). Indirect access to the CDS system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly. Each holder of a Share will receive a customer confirmation from the applicable CDS Participant in accordance with the practices and procedures of such CDS Participant.

Unless a request for a certificate is made to the Corporation, except as indicated above, no holder of a Share will be entitled to a certificate or other instrument from the Corporation, the Underwriters or CDS evidencing that person's interest in or ownership of any Shares, or will be shown on the records maintained by CDS, except through an agent that is a CDS Participant. All rights of an owner of Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds such Shares. The ability of a beneficial owner of a Share to pledge his or her Share, or take action with respect thereto (other than through a CDS Participant) may be limited due to the lack of physical certificates.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the Tax Act, the regulations thereunder and the Proposed Amendments, the Shares, if issued on the date hereof and listed on a prescribed stock exchange (which includes the TSX), would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by Deferred Plans. It is not anticipated that Deferred Plans would subscribe for Flow-Through Shares since Deferred Plans would not benefit from the tax deductions and credits described above under "Certain Canadian Federal Income Tax Considerations".

LEGAL OPINIONS AND EXPERTS

The matters referred to under "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment" and certain other legal matters relating to the securities offered hereby will be passed upon by Cassels Brock & Blackwell LLP, on behalf of the Corporation and by Heenan Blaikie LLP on behalf of the Underwriters.

As of November 21, 2007, partners of Cassels Brock & Blackwell LLP and partners of Heenan Blaikie LLP own Common Shares of the Corporation representing less than 1% of all of the issued and outstanding Common Shares of the Corporation. As of November 21, 2007, PricewaterhouseCoopers LLP (the auditors of the Corporation) have reported that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

In addition, none of the partners of Cassels Brock & Blackwell LLP or Heenan Blaikie LLP, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any of its associates or affiliates.

The individuals named below have collectively prepared the CMB Report for the Corporation with respect to the CMB Uranium Property. Please see the disclosure under "Mineral Properties" in the Annual Information Form, which is incorporated herein by reference. Both (i) as of November 20, 2007; and (ii) at all times from the date of the CMB Report co-authored by the following individuals, to November 21, 2007, the following individuals have each held Common Shares of the Corporation representing less than 1% of all of the issued and outstanding Common Shares:

(a) Derek Wilton, co-author of the CMB Report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007;

(b) G.H. Giroux, co-author of the CMB Report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007;

(c) Mark O'Dea, co-author of the CMB Report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007;

(d) Christopher Lee, co-author of the CMB Report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007;

(e) Jim Lincoln, co-author of the CMB Report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007; and

(f) Ian Cunningham-Dunlop, co-author of the CMB Report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007.

Mr. Mark O'Dea serves as President and Chief Executive Officer of the Corporation; Mr. Christopher Lee serves as Chief Geoscientist of the Corporation; Mr. Jim Lincoln serves as a director of the Corporation; and Mr. Cunningham-Dunlop is Vice President, Exploration of the Corporation.

Investors are encouraged to consult their own tax advisors for advice with respect to the income tax consequences of an investment in the securities offered under this short form prospectus based upon their particular circumstances.

RISK FACTORS

There are certain risks associated with an investment in the Shares, including those listed under the heading "Risk Factors" in the Annual Information Form as well as the risk factors described below. Prospective investors and their advisors should carefully consider such risk factors.

Risks Associated with the Offering

Market Price of Common Shares

There can be no assurance that an active market for the Shares will be sustained after the Offering. Securities of small- and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Shares is also likely to be significantly affected by short-term changes in uranium prices, other precious metal prices or other mineral prices, the U.S. dollar, the Canadian dollar, or in the Corporation's financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Shares include the following: the extent of analytical coverage available to investors concerning the business of the Corporation may be limited if investment banks with research capabilities do not follow the Corporation's securities; lessening in trading volume and general market interest in the Corporation's securities may affect an investor's ability to trade significant numbers of Shares; the size of the Corporation's public float may limit the ability of some institutions to invest in the Corporation's securities; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Corporation's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. If an active market for the Shares does not continue, the liquidity of an investor's investment may be limited and the price of the Shares may decline below the price at which the Shares are issued pursuant to the Offering. If such a market does not develop, investors may lose their entire investment in the Shares.

As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Flow-Through Shares

Although the Corporation has agreed to incur and renounce Qualifying Expenditures to purchasers of Flow-Through Shares for purposes of the Tax Act so that renunciations of those expenditures can be made effective on or before December 31, 2007, the Corporation may not incur sufficient Qualifying Expenditures prior to the end of the Expenditure Period to enable it to make such renunciations in which case purchasers of Flow-Through Shares may not receive all or a portion of the benefits of their investment in the particular taxation year in which such benefits were expected to be received or at all. Further, although the proceeds that are received by the Corporation may be expended by the Corporation on Qualifying Expenditures, CRA may not agree with the characterization of the various expenditures of the Corporation.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Corporation as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent holder of such Flow-Through Shares will not be entitled to any renunciation of CEE. See "Certain Canadian Federal Income Tax Considerations".

Dilution to Common Shares

As of November 21, 2007, the Corporation had 66,291,828 Common Shares and 4,202,003 stock options issued and outstanding. Following the completion of the Offering, there will be an additional 6,062,500 Common Shares issued and outstanding. See "Description of Securities Being Distributed". The increase in the number of Common Shares issued and outstanding, and the sales of such shares, may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Corporation's existing shareholders will be diluted.

Risks Associated with the Corporation

Exploration, Development and Operating Risks

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation's operations.

Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

There is no certainty that any of the Mineral Resources identified on any of the Corporation's properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation's results of operations and financial condition.

No History of Mineral Production

The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Reliance on Limited Number of Properties

The only property interest of the Corporation is currently the CMB Uranium Property. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the CMB Uranium Property could have a material adverse effect upon the Corporation and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation. See "Summary Description of the Business – General Development".

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the Uranium Industry

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent the Corporation from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Corporation will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Insurance and Uninsured Risks

The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

Although the title to the properties in which the Corporation holds an interest was reviewed by or on behalf of the Corporation, and title opinions were obtained by the Corporation with regard to its properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the CMB Uranium Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation's operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation's costs and delay its activities, and could adversely affect the operations of the Corporation.

Competition

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, valuable minerals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

Hedging

The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital

The development and exploration of the CMB Uranium Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Metal Prices

There can be no assurance that uranium prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the CMB Uranium Property to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

In addition to adversely affecting the reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

The Nunasiavut Government has issued a press release dated October 15, 2007 which states that a special committee will be convened to consider whether uranium mining and/or mill development will be permitted on Labrador Inuit Lands (which comprise, in part, the CMB Uranium Property). There can be no assurance that such mining and/or milling activities will be permitted or, if permitted, will be allowable upon terms acceptable to the Corporation. See also "Risk Factors – Competition from Other Energy Sources and Public Acceptance of Nuclear Energy" and "- Permits".

Dividend Policy

No dividends on the Common Shares have been paid by the Corporation to date. The Corporation currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Corporation's board of directors after taking into account many factors, including the Corporation's operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Corporation to raise capital through future sales of Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the effective price of the Shares being offered pursuant to the Offering. Accordingly, a significant number of shareholders of the Corporation have an investment profit in the Common Shares that they may seek to liquidate.

Key Executives

The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Corporations Act of Newfoundland and Labrador and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

PROMOTERS

Each of Fronteer and ARI may be considered to have been promoters of the Corporation within the meaning of relevant Canadian securities legislation during the three years immediately preceding the date of this prospectus. ARI is not currently a promoter of the Corporation, as it presently owns or controls less than 10% of all issued and outstanding Common Shares, does not have any nominees on the board of directors of the Corporation, and is a passive shareholder without any involvement in management or the day to day operations of the Corporation.

As of the date of this prospectus, (i) Fronteer has reported that it beneficially owns, directly or indirectly, or exercises control or direction over, an aggregate of 30,947,336 Common Shares, representing approximately 46.6% of all issued and outstanding Common Shares as of the date hereof; and (ii) ARI has reported that it beneficially owns, directly or indirectly, or exercises control or direction over, an aggregate of 2,500,000 Common Shares, representing approximately 3.8% of all issued and outstanding Common Shares as of the date hereof.

See also "Summary Description of the Business".

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

GLOSSARY

The following terms used in this short form prospectus have the meanings ascribed to such terms as set forth below:

Additional Offered Shares means the 796,875 Common Shares, issuable pursuant to the Over-Allotment Option.

Alliance has the meaning given to such term under the heading "Summary Description of the Business – General Development".

Annual Information Form means the annual information form of the Corporation for the year ended December 31, 2006 dated as of March 16, 2007.

ARI means Altius Resources Inc.

Business Day means a day, other than a Saturday or Sunday, on which the commercial banks in the City of Toronto are open for the regular transaction of business.

CCEE means cumulative Canadian exploration expense as defined in subsection 66.1(6) of the Tax Act.

CDS means the Canadian Depository for Securities Ltd.

CDS Participant shall have the meaning ascribed thereto under the heading "Non-Certificated Issue System".

Canadian Exploration Expense or **CEE** means an expense incurred in 2007 of the nature referred to in the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or incurred in 2008 of the nature referred to in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or which would be included in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were read as "paragraphs (a), (d), (f) and (g.1)", but does not include (1) amounts prescribed to be "Canadian exploration and development overhead expense" for the purposes of the Tax Act, (2) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, or (3) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition "expense" in paragraph 66(15) of the Tax Act.

Closing Date means November 27, 2007 or such other date as the Corporation and the Underwriters shall agree, but in no event later than prescribed pursuant to applicable securities laws or the rules of the TSX.

CMB means the Central Mineral Belt in Northeastern Labrador, Canada.

CMB Report means the technical report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", dated November 20, 2007, prepared by Gary Giroux, Derek Wiltno, Mark O'Dea, Jim Lincoln, Ian Cunningham-Dunlop and Christopher Lee.

CMB Uranium Property shall have the meaning ascribed thereto under the heading "Summary Description of Business - General Development".

Common Shares means the common shares of the Corporation, without par value, as constituted on the date hereof.

Corporation means Aurora Energy Resources Inc.

CRA means Canada Revenue Agency.

Deferred Plans means, collectively, registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans as defined in the Tax Act.

Expenditure Period means in respect of the Flow-Through Shares, the period commencing on the date of acceptance of the Flow-Through Subscription Agreement and ending on the earlier of (i) the date on which the gross proceeds from the issuance of the Flow-Through Shares have been fully expended in accordance with the terms of the Flow-Through Subscription Agreement; and (ii) December 31, 2008.

Flow-Through Shares means the 750,000 flow-through Common Shares issuable pursuant to the Offering, which flow-through Common Shares shall be "flow-through shares" as that term is defined in the Tax Act.

Flow-Through Subscription Agreement means the agreement executed by the Underwriters, as agents for and on behalf of the purchasers of Flow-Through Shares and accepted by the Corporation on or prior to the Closing Date setting out, among other things, the contractual relationship between the Corporation and such purchasers relating to the Flow-Through Shares.

Fronteer means Fronteer Development Group Inc.

FTME means an expense which is a "flow-through mining expenditure" as defined in subsection 127(9) of the Tax Act.

Institutional Accredited Investor means an "accredited investor" that meets the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act.

Mineral Reserve means the economically mineable part of a Mineral Resource classified as "measured" or "indicated" demonstrated by at least a preliminary feasibility study including adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral Reserves can be classified into "proven" and "probable" categories.

Mineral Resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into "inferred", "indicated" and "measured" categories.

Offered Shares means the 5,312,500 Common Shares excluding the Flow-Through Shares, issuable pursuant to the Offering.

Offering Jurisdictions means British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

Offering means the offering of Offered Shares and Flow-Through Shares as qualified by this short form

Over-Allotment Option means the option granted by the Corporation to the Underwriters to purchase up to an additional 796,875 Additional Offered Shares within 30 days of the Closing Date for market stabilization purposes and to cover over-allotments, if any.

Qualifying Expenditures means an expense which is CEE that will qualify as a FTME if the Tax Act is amended in accordance with the draft legislation released by the Minister of Finance on October 2, 2007 and which can be renounced to a purchaser of Flow-Through Shares.

Prior Technical Report means the technical report dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007" prepared for the Corporation by Derek Wilton and G.H. Giroux.

Regulations means the regulations promulgated under the Tax Act.

Shares means the Flow-Through Shares and Offered Shares, collectively.

Tax Act means the *Income Tax Act* (Canada).

Tax Proposals means all specific proposals to amend the Tax Act or the Regulations publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this short form prospectus.

TSX means the Toronto Stock Exchange.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Underwriters means Cormark Securities Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

Underwriters' Fee means the cash commission equal to 4% of the gross proceeds of the Offering, to be paid to the Underwriters pursuant to the Underwriting Agreement.

Underwriting Agreement means the agreement dated October 31, 2007 between the Corporation and the Underwriters giving effect to the Offering.

AUDITORS' CONSENT

We have read the short form prospectus of Aurora Energy Resources Inc. (the "Corporation") dated November 21, 2007 relating to the issue and sale of 5,312,500 Common Shares and 750,000 Flow-Through Shares of the Corporation. We have complied with Canadian generally-accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the year December 31, 2006 and for the period from inception on June 8, 2005 to December 31, 2005. Our report is dated March 21, 2007.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
Canada
November 21, 2007

CERTIFICATE OF THE CORPORATION

Dated: November 21, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

AURORA ENERGY RESOURCES INC.

(Signed) Mark O'Dea Chief Executive Officer	(Signed) Sean Tetzlaff Chief Financial Officer

On behalf of the Board of Directors

(Signed) Mark Dobbin Director	(Signed) Angus Bruneau Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November 21, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

CORMARK SECURITIES INC.	RBC DOMINION SECURITIES INC.
(Signed) Darren Wallace	(Signed) Gary A. Sugar

NATIONAL BANK FINANCIAL INC.

(Signed)
Daniel W. Wilton

BLACKMONT CAPITAL INC.	DUNDEE SECURITIES CORPORATION
(Signed) Rick Vernon	(Signed) Brett Whalen

CERTIFICATE OF THE PROMOTERS

Dated: November 21, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

By the Promoter:

FRONTEER DEVELOPMENT GROUP INC.

(Signed)
Sean Tetzlaff

TECHNICAL REPORTS

FORM 43-101F1
TECHNICAL REPORT

RECEIVED
2008 APR 21 A 7:43
FFICE OF INTERNATIONAL CORPORATE FINANCE

THE EXPLORATION ACTIVITIES OF AURORA ENERGY RESOURCES INC. ON THE CMB URANIUM PROPERTY, LABRADOR, CANADA DURING THE PERIOD JANUARY 2006 TO JANUARY 2007

Located on NTS Sheets:
13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09

Submitted in fulfillment of reporting requirements under
National Instrument 43-101
On
February 19, 2007

Prepared by:

I. R. Cunningham-Dunlop, P. Eng.
2537 Sechelt Drive
North Vancouver, BC, V7H 1N7

And

G.H. Giroux,
1215 – 675 Hastings St.
Vancouver, British Columbia

Prepared for:
Aurora Resources Energy Inc.
Suite 1650, 1055 West Hastings Street, Vancouver, BC, V6E 2E9

2.0 TABLE OF CONTENTS

Page

Page

LIST OF FIGURES

LIST OF TABLES

LIST OF CHARTS

LIST OF APPENDICES

Page

3.0 SUMMARY

The CMB Uranium Property of Aurora Energy Resources Inc. is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 km to the south-southwest.

The property consists of 90,275 hectares comprising 3,611 mineral claims in 32 licenses and is 100% owned by Aurora Energy Resources Inc. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, Burnt Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

As a follow-up to encouraging exploration results by predecessor companies during the period 2003-2005, a **$14.5 million (Can) budget** was proposed by Aurora Energy Resources Inc. for 2006 to further evaluate key targets within the CMB Uranium Property. This proposal included 40,000 m of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill, and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground gravity survey at Melody Hill, and preliminary resource, metallurgical, environmental, and engineering studies.

An initial gravity survey was completed on the ice of Melody Lake during April 2006 and on land in August/September 2006 with the goal of identifying possible sources for the uraniferous boulder train. The survey was successful in identifying a series of discrete gravity anomalies coincident with lake bottom sediment uranium anomalies beneath Melody Lake and nearby Jamson Lake.

Diamond drilling commenced on May 9th, 2006 and was completed on November 7th, 2006. **120 drill holes** totaling **46,077.74 metres** were completed on the Michelin Main, Jacques Lake, White Bear, Rainbow, Gear, Inda, and Nash targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake target area with comparable grades and widths of uranium mineralization to that of Michelin.

Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories in Lakefield, Ontario. Testing to date has shown uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests being carried out at SGS include process mineralogy, communition, physical concentration, and acid leaching.

An updated 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component. The breakdown of the resource categories is detailed in **Table 3.1** below. The resource estimates were calculated by Gary Giroux, P. Eng., and the details are contained within the body of this report.

Table 3.1: 2006 CMB Resource Summary

	Measured			Indicated			Inferred		
Deposit	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

** Open pit resource reported at 0.03% U_3O_8 cut-off*

*** Underground resource reported at a 0.05% U308 cut-off*

Based on the encouraging results to date, a further **$21.25 million (Can) budget** is proposed for a two-phase program of work in 2007. The 2007 Phase I Work Program is currently being carried out in Q1-2007 and includes: the development of the previously above mentioned 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and the completion of a preliminary economic study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining, milling and infrastructure. The budget for the Proposed 2007 Phase I Work Program is **$0.5 million (Can).**

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended for Q2/3/4-2007. This would include: a 75,000 metre

diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the Proposed 2007 Phase II Work Program is **$20.75 million (Can).**

4.0 INTRODUCTION AND TERMS OF REFERENCE

This technical report (the **"Technical Report"**) on the CMB Uranium Property of Aurora Energy Resource Inc. (the **"Corporation"**) dated February 19, 2007 and has been prepared by Mr. I. R. Cunningham-Dunlop, P. Eng. and Mr. G.A. Giroux, P. Eng. at the request of Dr. Mark O'Dea, President. The Technical Report was commissioned to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1 in support of the short form prospectus (the **"Short Form Prospectus"**) currently being prepared by the Corporation..

The CMB Uranium Property is held 100% by Aurora Energy Resources Inc., a publicly traded company on the Toronto Stock Exchange (Symbol – AXU). Considerable data on the CMB Uranium Property is available in Aurora's files in Vancouver and as readily available public documents. The public sources of relevant references are listed in Section 23.0 to this report.

Mr. I. R. Cunningham-Dunlop, the co-author, is a qualified person but not an independent person with respect to the business activities of Aurora Energy Resources Inc. He has worked in his field of expertise for 20 years on exploration properties in Canada, Argentina, and Turkey. The co-author has been employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and contributed to the management and execution of the field work carried out on the property between January and November 2006. Mr. Cunningham-Dunlop is responsible for the preparation of all Sections of this report with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Mr. Giroux.

Mr. G.H. Giroux, the co-author, is a qualified and independent person with respect to the business activities of Aurora Energy Resources Inc. He was worked in the field of his expertise continuously since 1970. Mr. Giroux is responsible for the estimate of the Mineral Resource found in Section 19.0 of this report which was based upon a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. A site visit was conducted from August 29-30, 2006.

The uranium concentrations for work performed by Aurora are reported as $\%U_3O_8$ unless otherwise indicated. Currency is reported in Canadian dollars unless

otherwise noted. All map co-ordinates are given as metres in UTM projection NAD 27 (Zone 20 and 21) for Melody Hill, or NAD 83 (Zone 21) for all other project areas.

5.0 RELIANCE ON OTHER EXPERTS

Some of the information presented within this report is based on the historical exploration records of Brinex (*e.g.*, Morrison, 1956; McClintock, 1978a and b; and Brinex Ltd., 1979) and others written twenty-five to fifty years ago. Although these records are an invaluable practical resource for current exploration, some geological interpretations of some prospects may not reflect best practice as viewed at the present time.

All resource estimates of this period are referred to in this (and previous reports) as historical estimates regardless of the quality of these estimates.

6.0 PROPERTY DESCRIPTION AND LOCATION

The CMB Uranium Property is located east of Kaipokok Bay on the north-east coast of Labrador, Canada **(Figure 6.1)**. The nearest community is the town of Postville located approximately four km west of the project boundary. The community of Happy Valley-Goose Bay lies 180 km south-southwest of Postville. The project straddles two UTM zones (Zone 20, 21) and seven NTS map sheets (13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09). The northern and southern limits of the project area are 6094000mN (Zone 21) and 6048500mN (Zone 21), respectively, and the western and eastern limits of the project area are 681000mE (Zone 20) and 345000mE (Zone 21), respectively. Most of the licenses are contiguous and are located 5 to 40 km south of Postville, though some licenses which make up the Croteau and Storm properties are located further west in the Central Mineral Belt and the interior of Labrador.

The CMB Uranium Property consists of 32 map staked licenses registered in the name of Aurora Energy Resources Inc. (TSX-AXU) totaling 3,611 units or 90,275 ha **(Figure 6.2 and Table 6.1)**. The licenses were originally subject to a letter of agreement dated February 5th, 2003, between Fronteer Development Group Inc. (TSX-FRG) of Vancouver, Canada and Altius Resources Inc. (TSX-ALS) regarding an Area of Interest made up of eighteen 1:50,000 scale NTS map sheets. This agreement formed the basis for a 50:50 strategic alliance between Fronteer and Altius Resources Inc. of St. John's, Newfoundland to explore for iron oxide-copper-gold mineralization in the Central Mineral Belt of Labrador. A further agreement was signed on June 3rd, 2005 allowing for the formation of a jointly owned private company called Aurora Energy Inc. to hold the assets of the CMB Uranium Property. The name of Aurora Energy Inc. was subsequently changed to Aurora Energy Resources Inc. during an initial IPO on the Toronto Stock Exchange on March 22nd, 2006. Information on the individual mineral licenses can be found at www.nr.gov.nl.ca/mines&en/mqrights/mineralrights.

The property is flanked to the north and west by the Exempt Mineral Lands (**"EML"**). These are areas exempted from staking to protect local interests during final negotiation of the Labrador Inuit Association land claim. The Labrador Inuit Land Claims Agreement was ratified by parliament in May, 2005. The Treaty was formally signed December 1st, 2005. The treaty outlines the process in which EML lands will be designated. Within 6 months of the effective date of enactment (December 1st, 2005), all EML on the Labrador Inuit Settlement Area (**"LISA"**) must be extinguished. However, all EML on Labrador Inuit Land (**"LIL"**) will remain until a Land Use Plan is completed by the new Nunatsiavut government. The Nunatsiavut government is now in the process of developing mineral and land use polices from which the Land Use Plan will be developed. This process may take up to a maximum of three years but may be addressed sooner by the Nunatsiavut government.

The distinction between LISA and LIL lands is outlined in **Figure 6.2** with Michelin, White Bear, Inda Lake Trend and 50% of Jacques Lake falling in LISA and Otter Lake, the other 50% of Jacques Lake and Melody Hill falling in LIL.

Table 6.1: CMB Uranium Property - Mineral Tenure

Property	License	Claims	Ha.	NTS	Issued	Work Due	Amount Due
Burnt/Emben	09414M	63	1575	13J12E	27/03/2003	27/03/2016	$56,700.00
Burnt/Emben	09413M	42	1050	13J12E	27/03/2003	27/03/2008	$15,868.28
Croteau	09415M	40	1000	13K06	27/03/2003	27/03/2007	$29,639.04
East Micmac Lake	09721M	36	900	13J12W, 13J13W	24/10/2003	24/10/2007	$33,185.92
Kaipokok Bay	10059M	54	1350	13J13E, 13J13W	12/04/2004	12/04/2007	$28,861.12
Makkovik River 1	10050M	147	3675	13J12E	12/04/2004	12/04/2010	$61,766.73
Makkovik River 2	10051M	220	5500	13J13E, 13J12E	12/04/2004	12/04/2016	$198,000.00
Makkovik River 3	10052M	127	3175	13J11W,12E,13E,14W	12/04/2004	12/04/2007	$45,012.46
Makkovik River 4	10053M	111	2775	13J13E, 13J12E	12/04/2004	12/04/2007	$51,944.28
Makkovik River 5	10054M	170	4250	13J13E	12/04/2004	12/04/2007	$96,023.74
Makkovik River 6	10055M	136	3400	13J13E, 13J14W	12/04/2004	12/04/2007	$73,474.35
Makkovik River 7	10056M	126	3150	13J13E	12/04/2004	12/04/2007	$72,078.28
Makkovik River 9	10058M	30	750	13J13E	12/04/2004	12/04/2008	$9,401.41
Michelin	09412M	190	4750	13J12W, 13K09E	27/03/2003	27/03/2016	$171,000.00
Michelin North	09482M	145	3625	13J12W, 13K09E	28/04/2003	28/04/2010	$32,880.18
Michelin Northeast	09722M	100	2500	13J12W	24/10/2003	24/10/2007	$84,372.33
Michelin Northwest	09723M	42	1050	13K09E	24/10/2003	24/10/2007	$14,801.32
Post Hill	09410M	136	3400	13J13E	27/03/2003	27/03/2008	$14,680.87
Post Hill	09411M	128	3200	13J13E	27/03/2003	27/03/2007	$74,484.22
Post Hill Northeast	09718M	8	200	13J13W	24/10/2003	24/10/2007	$849.44
Post Hill Northwest	09719M	32	800	13J13E	24/10/2003	24/10/2007	$25,417.20
Post Hill West	09720M	60	1500	13J13E, 13J13W	24/10/2003	24/10/2007	$52,780.12
Storm	10726M	16	400	13K03	27/03/2003	27/03/2007	$10,993.81
Walker Lake	10022M	190	4750	13K09E	02/04/2004	02/04/2007	$87,394.90
West Micmac Lake 1	10046M	181	4525	13J12W, 13K09E	12/04/2004	12/04/2007	$86,421.02
West Micmac Lake 2	10047M	120	3000	13J12W	12/04/2004	12/04/2008	$1,451.82
West Micmac Lake 3	10048M	137	3425	13J12W	12/04/2004	12/04/2007	$65,665.65
West Micmac Lake 4	10049M	166	4150	13J12E, 13J12W	12/04/2004	12/04/2007	$55,622.08
Aurora River	10343M	175	4375	13J/12	29/10/2004	29/10/2007	$70,177.51
Melody Lake	10344M	120	3000	13K/09E, 13J12W	29/10/2004	29/10/2007	$61,145.24
Makkovik River10	12754M	242	6050	13J/11	30/11/2006	30/11/2007	$48,400.00
Makkovik River 11	12778	121	3025	13J/11	30/11/2006	30/11/2007	$24,200.00
Total		3,611	90,275				

Figure 6.1: Location Map – CMB Uranium Property


Newfoundland
& Labrador
QUÉBEC
Legend
Trans Canada Highway
Major Highway
Ferry Route
Under Construction
0
100
200
Postville
CMB Project Area
QUÉBEC
Aurora Energy Inc.
Location Map
CMB Project
Labrador
Figure 1

Figure 6.2: Mineral Tenure Map – CMB Uranium Property


Labrador Inuit
Settlement Area
Postville
Labrador Inuit
Land
Gear
Inda
Nash
Jacques Lake
Aurora River
Melody Hill
White Bear
Otter Lake
Michelin Main
Rainbow
Scale 1:300,000

*Map co-ordinates are NAD 83, Zone 21

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the project area is best gained via the town of Postville which hosts sufficient amenities necessary to support field personnel, including a permanent fixed-wing gravel airstrip. Passenger service flights based in Happy Valley-Goose Bay offered by Air Labrador and Provincial Airlines operate daily to communities along the coast. A coastal supply-ferry boat service owned by Woodwards, Happy Valley-Goose Bay, operates bi-weekly during ice-free periods (June to October) up and down the coast as far north as Nain to as far south as Lewisporte, Newfoundland. Helicopter support to ferry personnel and field gear from Postville to the field area is the preferred mode of transport. Float plane and boat access may also be suitable for certain properties where camps have been established to support major drilling programs. Various snow machines provide for efficient travel during winter. Foot traversing is best suited to access the interior of the project area.

The climate of Labrador is more Arctic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold lasting almost eight months with normal daytime temperatures for January between -10 and -15 °C and annual snowfalls to 400 mm annually. The summer season is brief and cool along the coast with July average temperatures between 8 to 10 °C (with rare hot spells bringing temperatures up to 35 °C) and average precipitation ranging to 200 mm.

Local infrastructure is limited to facilities in the coastal communities of Postville and Makkovik which include commercial airline service from Happy Valley-Goose Bay and commercial ferry service from Lewisporte, Newfoundland, and Happy Valley-Goose Bay, Labrador. Postville is a clean and progressive village with rental space suitable for the establishment of an exploration base. Prudent exploration practice in coastal Labrador includes the use of service contractors who have established partnerships with the Labrador Inuit Association. Based on experiences with the development of the Voisey's Bay project, the people of Labrador have acquired a good understanding of the exploration business.

The CMB Property is located in a rugged wilderness area of generally moderate gently rolling relief ranging to about 700 m above sea level (a.s.l.). Locally abundant outcrop, numerous lakes, and sparse coniferous forest cover consisting of black spruce, balsam fir and tamarack are most typical of this part of the north-eastern Canadian Shield. A large portion of the project area, immediately east of Kaipokok Bay, was devastated by a forest fire in 1966 and experienced little re-vegetation. Bedrock is exposed as north-easterly trending ridges with intervening marsh. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages. Most terrain is covered by sheets of glacial boulders. Extensive areas of burned forest show up as pink colored areas on Landsat images.

8.0 HISTORY

British Newfoundland Exploration Limited (Brinex), a subsidiary of British Newfoundland Corporation Limited (Brinco), was granted an exploration lease in the Makkovik-Kaipokok Bay area in 1955 following the discovery of encouraging signs of copper, molybdenum and uranium mineralization by prospectors. The first significant uranium showing was discovered by Walter Kitts in 1956. A program of drilling and underground development by means of adit was started on the Kitts deposit in 1957. The project was suspended in 1958, however, as the development was too late to qualify for supply contracts with the Atomic Energy Commission of Canada.

No further exploration was carried out until 1966 when Brinex and Metallgesellschaft A.G. made a joint venture agreement on part A of the lease area containing the Kitts deposit. Metallgesellschaft A.G. subsequently transferred its interest to Urangesellshaft Canada Limited. Exploration under this agreement resulted in the discovery of the Michelin deposit by prospector Leslie Michelin in 1968 as well as the Gear, Inda and Nash prospects between 1968 and 1969. All of these resulted from ground follow-up of radioactivity detected by airborne gamma-ray spectrometer surveys flown by Barringer Research in 1967.

Additional joint venture agreements were made with Urangesellshaft Canada Limited to include part B of a Statutory Agreement obtained by Brinex in 1970. In addition to property scale exploration of the Kitts and Michelin deposits, extensive exploration of other radiometric anomalies was carried out during the 1970's.

Brinex completed a plan to develop the Michelin and Kitts uranium deposits as a combined mining operation but the project was compromised by the collapse in the price of uranium in the early 1980's. Brinex ceded the rights to area B in 1980 and to area A in 1985. Remediation of the Kitts and Michelin mine sites was subsequently completed by the Provincial Government in 1992.

The ground remained open for the next ten years until the formation of the Fronteer-Altius Alliance (the "Alliance") in 2003 and the re-evaluation of the district for Cu-Au-U targets. The Alliance acquired 8 mineral licenses in the spring of 2003 followed by 6 in the fall of 2003, 14 in the spring of 2004, and the remaining 2 in the fall of 2004.

A summary of the work carried out by the Alliance in 2003 and 2004 and by its offspring, Aurora Energy Resources Inc., in 2005 will be discussed under Section 12.0.

9.0 GEOLOGICAL SETTING

9.1 REGIONAL GEOLOGY

The Central Mineral Belt (CMB) refers to an area of Archean to Mesoproterozoic crust which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield. The CMB contains portions of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province **(Figure 9.1)**. The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various ages and adjacent Archean rocks. These rocks record to varying degree events associated with Makkovikian (~ 1.8 Ga), Labradorian (~ 1.6 Ga) and Grenvillian (~ 0.1 Ga) deformation. Mineral tenure of present interest is located within the Aillik Domain of the Makkovik Province (Ryan, 1984). The Makkovikian orogen is correlated with Ketilidian, Penokean and Svecofennian orogens which formed part of a Paleoproterozoic active margin along the southern margin of Laurentia-Baltica, the so-called North Atlantic Craton (Gower *et al.*, 1990).

The constituent Proterozoic sequences of the belt range in age from *ca.* 1.22 to 2.2 Ga, and in decreasing age are the Post Hill (*ca.* 2.2 Ga), Moran Lake (*ca.* 2.0 Ga), Aillik (*ca.* 1.8-1.86 Ga), Bruce River (*ca.* 1.65 Ga), Letitia Lake (*ca.* 1.33 Ga) and Seal Lake (*ca.* 1.22-1.25 Ga) groups. The granitoids are broadly grouped into the Junior Lake Granodiorite (*ca.* 1.9 Ga), Makkovikian (*ca.* 1.8 Ga) and Trans-Labrador Batholith (*ca.* 1.65 Ga) suites (after Kerr, 1994). Sills of the *ca.* 1.43 Ga Michael Gabbro (Emslie *et al.*, 1997) intrude southeastern portions of the belt near the Grenville Front.

9.2 DISTRICT GEOLOGY

The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin (Culshaw *et al.* 2000 and Ketchum *et al.* 2002).

The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill (2178-2013 Ma) and Aillik (1860-1810 Ma) groups, as well as extensive granitoid terrain comprised of several intrusive suites including 1815-1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740-1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith **(Figures 9.2 and 9.3)**. Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill and Aillik groups have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga (Ryan, 1984; Gower *et al.* 1990; Wilton, 1996; Culshaw *et al.* 2002). The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic

contact between lithologies of the Post Hill Group to the north-west and the Aillik Group to the south-east.

The Post Hill Group consists of about 2700 m of metamorphosed siliceous clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group (Ketchum *et al.* 2002).

The Aillik Group is made up of about 5000 m of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusives and diabase dykes (Bailey, 1979). A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic section have been recognised. Deposition in back-arc basin and in shallow marine to subaerial environments has been inferred for the Aillik Group (Ketchum *et al.*, 2002). The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences (Wilton, 1996). Within the project area, rocks of the Aillik Group are commonly represented by laminated magnetite-feldspar-quartz-bearing metavolcanic lithologies.

Figure 9.1: Regional Geology Map - CMB Project

(Map from http://www.geosurv.gov.nf..ca/ecsoot/geology.gif)



COVER AND POSTOROGENIC SEQUENCES
Mesozoic - Tertiary
Neoproterozoic - Paleozoic
Neoproterozoic Lake Melville rift system
Mesoproterozoic cover rocks
Mesoproterozoic anorthosite - granite suites
TECTONIC PROVINCES and age of crust
Grenville Province (2700 - 950 Ma)
Makkovik Province (2800 - 1800 Ma)
Southeastern Churchill Province (2780 - 1740 Ma)
Superior Province (2700 - 2650 Ma)
Nain Province (3800 - 2500 Ma)
Offshore basement well core
Shear zone
Thrust
Ungava Bay
Continental shelf
SOUTHEASTERN CHURCHILL PROVINCE
NAIN PROVINCE
CORE ZONE
NEW QUEBEC OROGEN
SAGLEK BLOCK
HOPEDALE BLOCK
MAKKOVIK PROVINCE
CMB Project Area
SUPERIOR PROVINCE
THRUST BELT
EXTERIOR
GRENVILLE PROVINCE
INTERIOR MAGMATIC BELT
APPALACHIAN OROGEN
NPS
MLIC
MB
HLP
MP
CHD
GBT
LMRS
WLT
CFT
MMT
HRT
LJT
GT
MLT
PT
FPD
LLC
TD
BD
Aurora Energy Inc.
Regional Geology Map
CMB Project
Labrador
Figure 3
SZ = Schefferville zone; HZ = Howse zone; DT = Doublet terrane; LT = Laporte terrane; LLC = Lac Lomier complex; TD = Tasiuyak domain; BD Burwel domaine; FPD = Four Peaks domain; KD = Kaipokok domain; AD = Allik domain; CHD = Cape Harrison domain; GBT = Groswater Bay terrane; LMT = xxxxxx; HRT = Hawke River terrane; MMT = Mealy Mountains terrane; WLT = Wilson Lake terrane; CFT = Churchill Falls terrane; MLT = Molson Lake terrane; LJT = Lac Joseph terrane; GT = Gagnon terrane; PT = Pinware terrane' LMRS = Lake Melville rift system; SLG = Seal Lake group; NPS = Nain Plutonic Suite; MB = Mistastin batholith; HLP = Harp Lake pluton; MP = Michikamau pluton; MLIC = Mistastin Lake impact crater

Figure 9.2: District Geology Map - CMB Project

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



09718M
10058M
Post Hill
(Nash, Inda, Gear)
09410M
09719M
09720M
09411M
10056M
10055M
10059M
10054M
10053M
09721M
10344M
09722M
Jacque's Lake
10052M
10051M
Melody Hill
10343M
09482M
09723M
10048M
White Bear
09413M
Otter Lake
09414M
10022M
10047M
10049M
10050M
09412M
10046M
Michelin/Michelin East
Aurora Energy Inc.
District Geology
CMB Project
Labrador
Figure 4

Figure 9.3: Table of Formations

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



Aurora Energy Inc.
Table of Formations
Figure 4a

10.0 DEPOSIT TYPES

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as syngenetic by early workers and that within the Aillik Group has been called volcanic-hosted, stratabound and possibly syngenetic in origin (Gower *et al.*, 1982; Gandhi, 1986). Pb-Pb ages in the range 1895 to 1697 Ma for uranium mineralization in the Post Hill Group (2178-2013 Ma) support an epigenetic origin for these occurrences (Wilton, 1996). An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture-filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron-oxide-copper-gold (IOCG) districts of Paleoproterozoic age (Hitzman *et al.*, 1992; Haynes, 2000). In some of these districts, a peripheral enrichment in uranium has been exploited as an exploration tool to locate copper-gold mineralization. Consequently, fracture controlled uraninite + magnetite mineralization in the Kitts - Michelin area may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

11.0 MINERALIZATION

11.1 INTRODUCTION

The Central Mineral Belt of Labrador is one of the most prolific areas of uranium mineralization in Eastern Canada. Approximately 100 metal occurrences are known in the map area held by the Aurora Energy Resources Inc. within 1:50,000 scale NTS map sheets 13J/11-14 and 13K/09 and 16. About 70% are called uranium occurrences and about 20% are called copper occurrences (http://gis.geosurv.gov.nl.ca/mods/mods.asp).

Radioactivity is associated with hydrothermal breccias marked by well oxidised wall rocks and dark hornblende-rich fracture-filling. Commonly radioactivity is proportional to the amount of dark coloured matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive. The matrix of radioactive breccia includes the assemblage: hornblende + titanite (sphene) + calcite (grey or pink) + magnetite± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite.

Selvages and halos of iron oxide are typically developed, whereas malachite and uranophane staining occur more locally. Net-vein, folded and segmented fabrics are observed in radioactive breccias. Locally, initial fracturing preceded the formation of a late subvertical cleavage and breccias were rotated into the plane of this cleavage to produce thinly banded gneiss with discontinuous mafic layers.

Descriptions of the significant prospects within the CMB Uranium Property are listed in the following sections with any corresponding historical and current resources estimates summarized in Section 19.0 of this report.

11.2 URANIUM PROSPECTS OF THE POST HILL GROUP

Gear Lake Prospect - The Gear Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization first discovered in 1968 is associated with a roughly circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs within sheared metasedimentary rocks over a strike length of 120 m. An average grade of 0.165% U_3O_8 was obtained for one zone of mineralization 30 m long by 4.9 m wide as outlined to a depth of 70 m.

Inda Lake Prospect - The Inda Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization discovered at Inda Lake in 1968 is associated with a prominent circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the north-west. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife lakes.

Nash Lake Prospect - The Nash Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization

discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric anomaly 0.7 by 0.3 km in diameter. Drilling during the late 1960's located three zones of mineralization within a shear zone called the Nakit Slide. A dip of 60° east and average width of 1.85 m were reported for the zone. Diamond drill hole NW77-6 in the west extension zone intersected 0.072% U_3O_8 over 3.4 m from 13.4 to 16.8 m, suggesting potential for resource development to the west.

11.3 URANIUM PROSPECTS OF THE ALLIK GROUP

Aurora River Target – The Aurora River target lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake, approximately 10km to the south west of the main Jacques Lake target area. The Aurora River target was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed by Brinex consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone, an east-west oriented shear zone located on the south side of Jacques Lake.

McLean (Jacques Lake) Prospect - The McLean Prospect lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake and was discovered in 1956 by prospector J. McLean working on behalf of Brinex (E. R. Morrison, 1956). Mineralization occurs in felsic and intermediate metavolcanic rocks of the Aillik Group. In 1967, four trenches were dug along a strike length of 165 m on the side hill at an elevation of about 235 m. Results from the sampling of these trenches included 0.06% U_3O_8 across 0.9 m from trench #2 and 0.04% U_3O_8 across 2.1 m from trench #3. Prospector A. Andrews, working on behalf of the Urangesellschaft/Brinex Joint Venture in 1978, identified a dispersal train of twelve radioactive boulders with an average content of 0.32% U_3O_8 near the base of the ridge (McClintock, 1978a and b). Recent work by Aurora in 2004/2005 identified two strong radiometric anomalies along the side hill and at the base of the ridge extending for a distance of 4 km. Subsequent drilling of the anomalies in late 2005 (7 ddh - 2,180.24m) intersected uranium mineralization in 4 of 7 holes and returned a high of 0.10% U_3O_8/9.2m in DDH JL05-05.

Burnt Brook Showing - The Burnt Brook Showing lies within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately southwest of Jacques Lake, and was discovered by L. Michelin in 1979. About 110 m of trenching in 14 trenches were documented. The North, South and Dianne zones are hosted by folded metasedimentary and metavolcanic rocks of the Aillik Group. 1980 results included 0.069% U_3O_8 over 6 m in trench #1 on a zone of intermittent radioactivity 125 m in length and 75 m in width, as constrained by trenching, named the North zone. An assay of 0.155% U_3O_8 over 4.8 m was obtained from metapelite in trench #5 on the South zone of intermittent radioactivity defined by four trenches along a strike length of 250 m.

Embe<u></u>n (Otter Lake) Showings - The Emben (Otter Lake) prospects lie within the southeast portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately west of Otter Lake. Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt Lake Granite since the initial discoveries in 1969. One selective grab sample in 1969 from a radioactive boulder assayed 8.49% U_3O_8. Encouraging results by Brinex in 1981 included 0.423% U_3O_8 over 3.0 m in trench #5 across a zone 100 m in strike length called the Emben (Otter) South Zone. Work by Aurora in 2004/2005 identified a broad 500m x 500m radiometric anomaly covering the old Emben Main, Central and South Showings and drilling in 2005 (10 ddh – 2,685.59m) returned a high of 1.0% U_3O_8/0.5m in DDH OL-05-04 at Emben (Otter) South.

Burnt Lake (White Bear Lake) Showings – The Burnt Lake (White Bear Lake) showings lie within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc. They are located on the northern shore of White Bear Lake (formerly Burnt Lake) and consist of the North East Showing, the North Showing, the South Showing and the North West Showing. The project area is marked by a strong U/Th anomaly with a 3 km strike length in an east-west direction and was first explored by Brinex from 1967 through 1978. Mineralization occurs intermittently within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive. Soil geochemical surveys indicated a large anomaly over the known mineralization and led to the targeting and drilling of 17 diamond drill holes in 1977 for a cumulative total of 564 m. The Brinex drilling returned values up to 0.256 U_3O_8/16.5 m in drill hole 77-7 but these zones were not subsequently tested during follow up drilling and thus present clear targets in the White Bear area for future programs. During the course of 2005 field work, it was found that the highest scintillometer values, and therefore most intense uranium mineralization, were associated with strong to intense, pervasive hematite alteration in variably porphyritic felsic metavolcanics. The 14 samples collected during 2005 program returned a range of uranium values from 10.5 to 6680 ppm U.

Melody Hill Anomaly - A northeasterly trending zone of weak radioactivity, 8 x 1 km in size, straddles Melody Lake in the west central portion of the mineral tenure controlled by Aurora Energy Resources Inc. Within this zone, a 1.0 km dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 km northeast of Melody Lake. Historical results for these boulders include an average of 8.4% U_3O_8 from 27 boulders and a high of 28.2% U_3O_8 from a grab sample collected in 2004. Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U_3O_8/6.0m in DDH 80-44 on the shoreline suggest a possible source area below Melody Lake.

Michelin Deposit - This historic deposit, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., consists of several sub-parallel groups of mineralized zones along a strike length of 1200 metres and to local depths of 700 metres and is open in all directions. The mineralization is largely confined to 150-200 metre thick zone of visibly discernable hematite alteration within a coarse

feldspar porphyritic quartz mylonite unit, the boundaries of the zone being essentially conformable with S1 and lithologic contacts. The zones have an average grade of 0.12% U3O8, strike approximately 060°, dip about 55° southeast, and contains higher grade shoots which plunge steeply to the south-southwest, consistent with the regional plunge lineation. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade sub-intervals, separated by lower-grade or essentially un-mineralized material. The alteration zone is marked by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and locally pyrite. Uranium normally occurs in microscopic disseminations of uraninite associated with strong hematization.

New drilling by Aurora in 2005 (10 ddh totaling 4,547.19 m) was successful in both confirming the know mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 700 metres. The best intersection came from DDH M05-006 which returned 0.1% U3O8/63.0m in the heart of the main plunging shoot at a vertical depth of 550 metres. A new 43-101 compliant resource calculation for the zone by RPA in January 2006 shows a Measured and Indicated Resource of 8,957,000 tonnes @ 0.113% U3O8 and an Inferred Resource of 4,116,000 tonnes @ 0.148% U3O8 (RPA, 2006)

Rainbow Deposit - The Rainbow Zone, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15%o U_3O_8 occurs over a strike length of 290 m and widths up to 15 m. The main lens as inferred by drilling was 140 m long by 2 to 15 m wide by 79 m deep and is open in all directions.

Michelin East Target – This area, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., was investigated by Brinex staff during the development of the neighboring Michelin Deposit and dozens of the 300 drill holes performed at Michelin fall within the Michelin East target area. Ground work resulted in the discovery of the Chitra Zone, Mikey Lake Zone, and Running Rabbit Zones and follow-up drilling partially tested these zones as well as the a number of the known radiometric anomalies. The best results were 0.11% U_3O_8/6.7m in DDH CH75-2 from the Chitra Zone.

12.0 EXPLORATION

12.1 2003 EXPLORATION WORK

The Fronteer-Altius Alliance (the **"Alliance"**) was formed in February 2003 to evaluate the potential for iron oxide-copper-gold mineralization in the eastern part of the Central Mineral Belt. The Alliance subsequently acquired 8 mineral licenses through staking in March 2003 and then carried out a limited field visit in July 2003 with Fronteer and Altius personnel to examine and sample the historical metal occurrences on, and adjacent to, the newly acquired mineral land tenure.

On the basis of the observance of widespread hematite alteration and chlorite + epidote + actinolite alteration during the July 2003 field visit, 6 additional mineral licenses were acquired in October 2003 to blanket the Aillik and Post Hill Groups of rocks and an airborne magnetic and radiometric survey was recommended for the 2004 to cover the entire claim group.

12.2 2004 EXPL0RATION WORK

A **12,800 line-km** high resolution airborne magnetometer and gamma-ray spectrometer survey was completed by Fugro Airborne Surveys Corporation on behalf of the Alliance during the summer of 2004. The block of ground surveyed was approximately 70 by 20 km in size and covered the most of the Kitts-Michelin uranium district. Fixed wing and helicopter components to the survey were flown on a line spacing of 200 m. The aanomalies generated by the airborne survey were then prospected, evaluated and ranked in the field by Fronteer and Altius personnel during September 2004. By the end of 2004, approximately $1.06 million had been invested in the project since its inception in February 2003.

The results of the 2004 airborne survey were very encouraging and showed a dozen discreet ovoid-shaped U/Th radiometric anomalies within the Kitts-Michelin uranium district of Labrador. Many of these anomalies pinpointed the location of uranium occurrences such as the Gear, Nash, Inda, Rainbow, and Michelin deposits discovered by Brinex during the late 1960's. Other anomalies of large area and amplitude comparable to that of the Michelin deposit were outlined at Jacques Lake and Otter Lake where mineralization had not been previously drilled.

Findings from the ground follow-up in September 2004 included the following:

a) The uranium mineralization throughout the district is contained in hydrothermal breccias associated with more regionally distributed hematite-albite alteration and most frequently developed in gneiss of the Paleoproterozoic Post Hill and Aillik groups.
b) Radioactivity found on an outcrop scale typically consists of multiple intervals with uranium content of about 0.1 weight % U_3O_8 (or radioactivity of several

thousand counts per second) over widths of one to two metres but these intervals were found to be discontinuous along strike.

c) The spherical shape of the airborne radiometric anomalies suggests local thickening of mineralization along more extensive planar zones of discontinuous radioactivity. Structural controls to account for local thickening of the zones of mineralization and for the steep southwest plunge of the mineralization are inferred.
d) Mineralization found in dispersal trains of float commonly exceeds that located in bedrock by an order of magnitude. The exploration record for the Kitts – Michelin area has demonstrated that mineralised float is commonly locally derived. Consequently, discovery of the source of better quality mineralization found in float is the challenge for current exploration programs.
e) Trace element geochemistry of uranium mineralization indicates a strong positive correlation with lead content presumably as the result of the accumulation of radiogenic lead. Although assemblages containing pyrrhotite, pyrite, chalcopyrite, galena, sphalerite or molybdenite have been reported in association with uranium mineralization throughout the district, the content of Cu, Zn and Mo are poorly correlated with uranium content in rock samples. Possibly, uraniferous mineralization is the product of a separate hydrothermal event.

Based on the results of the airborne radiometric survey and the subsequent ground follow-up, the Post Hill, Jacques Lake, Otter Lake–White Bear Lake, Michelin, and Melody Hill areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization. A **$5 million (Can)** follow-up program was recommended for 2005 to include:

a) The compilation of all historic Brinex field data in digital form.
b) The digital modeling of the known uranium prospects with historical estimates.
c) The continuing consultation process with local coastal communities and government.
d) A preliminary baseline environmental study of the Michelin site and proposed drill areas.
e) The acquisition of satellite imagery of the area for ground control.
f) The completion of an infill airborne radiometrics and magnetic survey at 50 metre line spacing for the individual project areas
g) The completion of geological and geochemical surveys over the project areas.
h) 10,000 metres of diamond drilling to test targets at Michelin, Jacques Lake and Otter Lake.

12.3 2005 EXPLORATION WORK

As a follow-up to the positive results generated by the 2003 and 2004 field exploration programs carried out by the Fronteer-Altius Alliance, an aggressive work program was planned for 2005 under the banner of the newly formed Aurora Energy Resources Inc. This work included:

a) **5,783 line-km** of detailed airborne magnetic and radiometric surveying on 50 metres line spacings by Fugro Airborne Survey Corporation over the Michelin, Jacques Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas in July/August 2005.
b) IKONOS air photo imagery capture and geological mapping/geochemical sampling/scintillometer surveys (grid and boulder)/track etch surveying by Aurora personnel at the Michelin, Michelin East, Otter Lake, Jacques Lake, White Bear Lake, Melody Hill and Inda Lake Trend target areas in July/August/September 2005.
c) A **9,402 m 27-hole diamond drill program** carried out by Falcon Drilling using two helicopter-supported fly drills from late August to early November 2005 with focus on the Michelin, Otter and Jacques Lake target areas.

The 2005 Field Program was highly successful in extending both the known zone of mineralization at the historic Michelin Deposit and also discovering new zones in the CMB District through the application of modern ideas and exploration technologies. A brief summary of these findings is given below. The complete results from the 2005 Work Program can be found in the 43-101 report submitted to SEDAR in January 2006 on behalf of Aurora Energy Resources Inc. (Wilton and Cunningham-Dunlop, 2006).

a) Michelin Uranium Deposit

The 2005 drill campaign successfully confirmed the presence of uranium mineralization in the upper portion the historic Michelin A Zone as documented in the previous work by Brinex. The lithologies and assay intercepts in the two new twin holes, TWM05-092 and TWM05-0174, showed an excellent correlation to those reported in the original holes, M-70-92 and M-76-174, providing Aurora staff with a high level of confidence in the caliber of the work carried out by Brinex.

Of the seven new completed holes drilled on the down-plunge extension of the Michelin A Zone, all seven intersected the Michelin mineralization where projected, with comparable and/or higher grades and/or widths to those holes that pierced the upper portion of the zone (*i.e.* **0.11 %U_3O_8/63.45 m** in DDH M05-006). As a result of this work, the Michelin A Zone has now been extended from a vertical depth of 250 m to almost 700 m, translating into a new dip length of almost 1000 m. The zone remains open for expansion at depth and along strike and the potential for the continuation of the zone below 700 m vertical depth is considered excellent.

More work is recommended to: a) infill the 2005 drill pattern to bring the zone to an indicated resource category; b) continue testing the down-plunge extension of the zone to at least 1000 m vertical depth; and c) test similar shoots along strike for similar down-plunge potential.

b) Otter Lake Target

The Otter Lake Target Area was drill tested for the first time in the fall of 2005 as a follow-up to an aggressive summer field program. The Otter Lake target is characterized by a broad 3 km^2 radiometric anomaly with over 700 widespread radioactive boulders and less than 5% bedrock exposure.

Aurora intersected anomalous levels of uranium in four of ten drill holes completed during the drill program in three distinct areas within the main radiometric anomaly. The most encouraging results came from Otter South, where DDH OL-05-04 intersected **1.0% U_3O_8/0.50 m** as well as a separate interval assaying **0.14% U_3O_8 over 1.0 m**. The mineralization within this high grade interval was hosted within a deep red, very intensely hematite-altered, strongly foliated, fine-grained, weakly feldspar porphyritic, felsic metavolcanic unit with abundant fine magnetite, pyrite and chlorite as veinlets. The assay from DDH OL-05-04 represents the highest grade drill intercept in an exploration hole to date on the CMB Project (excluding historic Michelin drill holes) and the zone remains open at depth and along strike.

Further work is recommended to test the strike and depth potential of this zone as well as remaining targets within the anomaly.

c) Jacques Lake Target

As with Otter Lake, the 2005 drilling program at Jacques Lake was also the first drilling campaign completed in this area. The Jacques Lake Target is defined by a 4 km long x 400 m wide airborne radiometric anomaly, underlain by a high strain zone in intermediate metamorphosed volcanics with abundant magnetite alteration. Uranium mineralization in outcrop has been mapped at the south-western end of this anomaly over a strike length of approximately 220 m in the northeastern-southwestern direction.

The 2005 drilling targeted the main anomaly and its subsidiary branches and was successful in delineating uranium mineralization over a strike length of 180 m and at a vertical depth of 20-80 m in four of seven holes. The most significant result was returned in DDH JL05-05 with a maximum of **0.10 %U_3O_8/9.2 m** in JL05-05 on the southern end of the western branch of the anomaly. This result combined with intercepts of **0.10 %U_3O_8/5.0 m, 0.10 %U_3O_8/3.0 m, and 0.10 %U_3O_8/4.0 m** in holes DDH JL05-01, 02 and 03 on the eastern branch of the anomaly, respectively, make this a successful first pass test

on this target. All intercepts remain open along strike and at depth, thus further drilling is warranted to follow-up on this target

Based on the results of the 2005 Exploration Program, a further **$14.5 million** follow-up program was recommended for 2006 to identify a single large economic deposit, or series of deposits, in the CMB. The 2006 proposed work included:

a) The metallurgical testing of core rejects from the 2005 drilling campaign at Lakefield Research (February-March, 2006).
b) A 40,000 m diamond drill program at Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Rainbow, Melody Hill, and Inda Lake Trend (April-September, 2006).
c) An ongoing geological mapping and geochemical sampling program throughout the claim group (June-October, 2006).
d) A gravity survey at Melody Hill to identify the source of high grade boulders (April, 2006)
e) An environmental baseline survey and ongoing monitoring program (April-October, 2006)
f) An updated resource calculation and economic study of Michelin deposit (Jan 2007).

12.4 2005-2006 ENVIRONMENTAL BASELINE WORK

In 2005, Aurora Resources Energy Inc. contracted Earth Tech Canada to conduct an environmental assessment of the Michelin site prior to the initiation of the exploration drill program. This work included: review of background information on the study area, completion of an inspection of the Michelin area to assess current baseline conditions, completion of two sample sets (July and October 2005) of surface water and lake sediment sampling program in the area of Ranjan Lake and the adjacent lagoon; a Gamma Radiation survey of the waste rock pile, lagoon edges, roads and former building areas.

Field observations indicated that the Michelin study area was relatively clear of large amounts of waste materials.

A review of the surface water analytical data indicated that there was an increasing trend in concentrations of selected parameters between the July and October 2005 monitoring events. In July, values exceeding CCME guidelines were detected at one sample site located immediately below the waste rock pile. In October, values exceeding CCME Guidelines were observed for selected parameters at all sample sites (STN 1, STN 4, and STN 7).

A review of the sediment analytical data indicated that there was a reduction in concentrations in the 2005 data compared to the 1992 data from the same sampling locations.

Data obtained during the 2005 gamma survey generally indicated slightly higher radiation levels in the waste rock areas as compared to the previously reported 1992 decommissioning report data.

As a follow-up to the 2005 work, the 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. To date, the program has included the installation of three weather stations (Michelin, Jacques Lake and Postville), to collect temperature, precipitation, wind direction and velocity. The environmental baseline program has also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plants samples (to supplement historic data). Data from the 2006 environmental baseline sampling programs is pending at this time.

Aurora Energy also contracted Gerald Penney Associates Limited of St. John's Newfoundland to conduct a Historic Resources Overview Assessment (Stage 1) of the drill site locations. No archaeological sites were found in the immediate proximity of the drill locations.

12.5 2006 MELODY HILL GRAVITY SURVEY

12.5.1 Introduction

During the period from April 3rd to April 24th, 2006, GeoScott Exploration Consultants Inc. carried out a Phase I gravity survey on the ice of Melody Lake, located on the Melody Hill property of Aurora Energy Resources Inc. The survey was carried out in an attempt to identify the source of historic high grade boulders in the Melody Lake area, given the density of the high grade mineralization relative to the surrounding rocks.

A follow-up Phase II gravity survey was conducted over the land based portion of the Melody Hill property. This work was carried out from August 21st to September 7th, 2006 and was designed to test the portion of the property not covered during the Phase I gravity survey.

12.5.2 Procedure

The Phase I survey consisted of 492 stations collected over 12 lines covering Jamson Lake and portions of Melody Lake. Lines were spaced at 200m and gravity stations were spaced at 25m along each line. The gravity survey was carried out with a Scintrex CG-5 digital gravity meter. The CG-5 provided the average gravity value over the measurement period, together with the standard deviation and other statistics associated with the measured value. This information was then stored in the CG-5 memory for recovery at night. Gravity readings were reduced for free-air and Bouguer effects; the resulting values are called Bouguer gravity values. The density used in reduction of the gravity data was 2.7 g/cc. Terrain corrections were also applied to the data collected over the area of Melody Lake. Elevations were obtained by use of a Trimble Series 4000 GPS system, with a base station rover and a radio link between base and rover.

The Phase II survey was carried out using the same instrumentation and protocols as the Phase I work program. A total of 868 stations were collected over 16 north east-south west oriented cut grid lines covering the slope to the North and East of Melody Lake.

12.5.3 Discussion

The Bouguer Gravity data showed broad gentle highs under both Jamson and Melody Lakes possibly related to buried mafic intrusives or other rocks with a positive density contrast. The Residual Gravity data showed a number of spot highs which could not easily be correlated from line to line due to the wide line spacing. A number of these spot highs are coincident with uranium anomalies identified from Brinex lake bottom sediment sampling. These coincident gravity and U geochemical anomalies represent potential source areas for the Melody Lake high grade boulder train **(Figure 12.1)**. These targets will be drilled in early 2007.

Results from the Phase I and II gravity surveys have been merged by Geoscott. The resulting residual gravity image shows some subtle anomalies remaining beneath Melody and Jamson Lakes, with very strong anomalies lying to the North of Melody Lake. The subtle gravity anomalies beneath the lakes are coincident with uranium in lake sediment anomalies and will be drill tested in March and April, 2007 pending approval of exploration permits. An additional processing of the merged gravity data will be carried out in order to provide better detail on the anomalies beneath Melody and Jamson Lakes. Modeling of the individual gravity highs will also be carried out prior to 2007 drilling.

Figure 12.1: Melody Hill Target Area, Shaded Image of Residual Gravity with station and line locations.



Jamson
Melody Lake

12.6 AURORA RIVER EXPLORATION PROGRAM

12.6.1 Introduction

From August 7th to October 30th, 2006, a preliminary exploration program was carried out over the Aurora River target area. This program consisted of field checks of Brinex mapping and trenching, and geological mapping. The mapping program identified a number of areas of elevated radioactivity within a highly deformed felsic metavolcanic package. A humus survey and limited track etch survey was subsequently carried out over the target area in order to identify additional areas of mineralization **(Figure 12.2)**.

12.6.2 Previous Work

The Aurora River property was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Work was ceased in 1981, when Brinex abandoned their Labrador holdings. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone.

12.6.3 Geochemistry

a) Humus: A total of 709 samples were collected over a total of 38 north south oriented gridlines. Gridlines were oriented perpendicular to the dominant foliation in an attempt to detect variations in signal strength along strike. A humus sampling program was completed over the entire strike length of the Aurora River target area. A field grid was established with sample spacing of 25 metres and line spacing of 200m. Grid line length varied from 675 metres to 1275 metres. At each sample location, a scintillometer reading was taken to gauge background radiation values. Sample locations were flagged and benchmarked using a hand-held GPS unit and recorded in Excel spreadsheets.

b) Rock: In order to verify uranium assay values reported by Brinex and distribution of uranium mineralization within radioactive outcrops, a series of 21 rock grab and 8 channel samples were collected from the historic trenches for analysis. The positions of all samples were recorded using handheld GPS units.

12.6.4 Track Etch Survey

A series of 37 track etch pots were laid out in a small grid pattern over a swamp adjacent to radioactive outcrops in order to test the effectiveness of this technique in the Aurora River area. The track etch pots were laid out in a north-south grid, with spacing between locations of 25 metres and grid dimensions of 150 x 200 metres.

Figure 12.2: Location of Aurora River Humus, Rock and Track Etch Samples


321000 mE
322000 mE
323000 mE
324000 mE
325000 mE
326000 mE
Location of Track Etch Grid
Rock Sample Location
Channel Sample Location

12.6.5 Discussion

a) General - The Aurora River Project is characterized by two subtle airborne radiometric anomalies coincident with a narrow, east-west trending aeromagnetic anomaly that has a strike length of nine kilometres. Mapping in the vicinity of historical Brinex trenches, at the western end of the aeromagnetic anomaly, has demonstrated that uranium mineralization occurs within a mylonitic ductile shear zone, the Aurora River Shear Zone that deforms intercalated felsic and mafic rocks of the Aillik Group **(Figure 12.3).** Mineralization in the Brinex trenches is located above distinctive magnetic highs within the aeromagnetic anomaly. Grab samples from the trenches have assayed up to 13% U_3O_8 and scattered outcrops along the strike of the shear zone, between the two trench clusters, have scintillometer measurements up to 6000 cps. Unfortunately, outcrop exposure is minimal in this area due to extensive bogs and vegetation cover, making it difficult to discern the extent of mineralized zones.

Figure 12.3: Geology of the Aurora River Target


Granite
Granite - foliated
Shear Zone Boundary
Felsic Metavolcanic - mylonite
Limit of Mapping
Limit of Mapping
Mafic Intrusives
Felsic metavolcanic - lapilli tuff
Felsic Metavolcanic
Coarse grained

The Aurora River Shear Zone is characterized by a penetrative C-plane foliation that has an orientation of 084\75 RH. Amphibole, and locally quartz, defines a penetrative mineral lineation that is considered to approximate the x-axis of the associated strain field. Two populations of amphibole lineations may be distinguished from their distinct orientation patterns: 1. 70-142 and 2. 65-179. This indicates a polyphase displacement history for the shear zone that includes both a dextral and sinistral strike-slip component, respectively. Exposure of the XZ-plane is limited, but where it is exposed winged porphyroclasts are common and consistently indicate reverse displacement of the shear zone.

Hematite and amphibole alteration associated with uranium mineralization is strongly controlled by the shear zone fabric and is related to the brecciation along the margins of felsic and mafic lithic domains. These textural relationships suggest that mineralization in the Aurora River Shear Zone is late kinematic. Over pressurized shear zone fluids may have formed a fault-valve type mechanism that caused the localized brecciation. Corresponding, abrupt, physio-chemical changes to the environment of the mineralized fluids were probably an important control on the generation of the shear zone hosted uranium mineralization.

The high assay values from the surface trenches indicate good potential for economic mineralization at Aurora River. However, the radiometric response over the

target areas is subdued and does not seem to reflect the assay values. The reason for the reduced radiometric anomaly is not known, but it is speculated that the low abundance of boulders in the area may reduce the airborne radiometric signature of bedrock hosted uranium mineralization.

b) Geochemistry - The results of the humus survey are pending. The results from the rock sampling confirmed existing zones of mineralization and no new areas of anomalies were identified.

c) Track Etch – The track etch survey produced results ranging from 4 to 2898 tracks per mm^2. The majority of the 34 results were between 2and 200 tracks per mm^2. The highest result of 2898 tracks per mm^2 falls in the North Eastern corner of the test area. The variations in results may indicate the distribution of subsurface radioactive material, or, may represent varying depths of overburden. The results from the test survey are inconclusive with respect to detecting subsurface uranium mineralization in the Aurora River target area.

13.0 DIAMOND DRILLING

From May 9th through November 7th, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, White Bear, Rainbow, Gear, Inda and Nash properties. A total of **120 diamond drill holes totaling 46,077.74 metres** were completed utilizing 6 helicopter supported drill rigs over the course of the program, these holes and their results are discussed within the context of this report

A breakdown of the drilling by area is given in the following sections and details of the collar locations and assay composites constitute **Appendices III and IV.** Assay certificates are available on file at the Aurora Energy Resources Inc. office in Vancouver, BC.

13.1 Michelin Target Area

13.1.1 Introduction

Over the course of the 2006 field season, a total of **41 diamond drill holes** totaling **24,999.83 m** were drilled in the Michelin Deposit area **(Figure 13.1)**. This total includes three drill holes that were lost prior to intersecting the mineralized zone, and were completely re-drilled. One drill hole was wedged with the wedged portion termed a separate drill hole. Wedging attempts were unsuccessful on two additional drill holes that were lost prior to reaching the mineralized zone, these remain open for further wedging attempts in 2007. Drilling commenced on May 9th and finished on November 7th, 2006.

The goal of the 2006 drill program was to continue to extend the known zones of uranium mineralization below the previously tested vertical depth of 700 m, and to infill the inferred resource defined in 2005. To that end, 18 holes were drilled on the 2005 extension of the A Zone to infill the zone between 250 m and 700 m vertical depths. 21 holes were drilled to extend the mineralization down-plunge, and two holes were drilled to test for additional mineralized shoots to the east of the A-Zone mineralization. Details of the individual holes are listed in **Table 13.1** and in the following summaries.

Figure 13.1: Michelin Target Area, Plan Map of 2006 DDH Locations


306800 mE
307000 mE
307200 mE
307600 mE
307800 mE
6052000 mN
6051800 mN
6051600 mN
6051400 mN
M-06-08
M-06-10
M-06-11
M-06-13
M-06-19
M-06-21
M-06-15
M-06-17
M-06-24
M-06-12
M-06-14
M-06-16
M-06-18
M-06-33
M-06-20A
M-06-27
M-06-28
M-06-30
M-06-30A
M-06-35
M-06-37
M-06-39
M-06-42
M-06-36
M-06-36A
M-06-23
M-06-38
M-06-38A
M-06-41
M-06-44
M-06-40
M-06-43
M-06-22
M-06-25
M-06-45
M-06-26
M-06-29
M-06-32
M-06-31
M-06-34
N
aurora
2006 DDH Plan
Michelin Main Property
Central Mineral Belt
Labrador

Table 13.1: Summary of 2006 Michelin Drilling

Hole_ID	UTM_East	UTM_North	Elev (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, Zone 21						
M06-009	307111	6052157	340	332	-57	441.05
M06-010	307111	6052157	340	332	-67	450.19
M06-011	307049	6052118	340	332	-51	428.55
M06-012	306996	6052094	341	332	-56	431.90
M06-013	307049	6052118	340	332	-69	459.64
M06-014	306996	6052094	341	332	-71	465.73
M06-015	306926	6052093	337	332	-58	419.10
M06-016	306996	6052094	341	332	-79	551.08
M06-017	306926	6052093	337	332	-74	437.69
M06-018	307377	6052219	342	332	-59	522.00
M06-019	307049	6052118	340	332	-77	578.51
M06-020	306893	6052016	336	332	-77	118.05
M06-020A	306893	6052016	336	330	-63	450.49
M06-021	307049	6052118	340	332	-81	581.86
M06-022	306971	6051677	346	328	-73	895.53
M06-023	306671	6051808	331.5	330	-55	553.82
M06-024	306926	6052093	337	332	-80	505.05
M06-025	306882	6051643	345	324	-71	827.23
M06-026	306781	6051590	343	324	-73	883.31
M06-027	306997	6051949	339	324	-71	840.03
M06-028	306997	6051949	339	332	-77	644.96
M06-029	306781	6051590	343	334	-85	965.30
M06-030	307073	6051940	343	324	-73	511.00
M06-030A	307073	6051940	343	324	-72	675.74
M06-031	306797	6051375	345	322	-79	1050.34
M06-032	306781	6051590	343	334	-76	753.58
M06-033	307303	6052060	340	320	-71	694.03
M06-034	306797	6051375	345	322	-60	581.56
M06-035	307073	6051940	343	324	-79	730.61
M06-036	307051	6051818	349	320	-68	296.88
M06-036A	307051	6051818	349	320	-72	776.02
M06-037	306953	6051823	342	320	-64	642.21
M06-038	306903	6051733	345	320	-59	441.67
M06-038A	306903	6051733	345	320	-58	228.55
M06-039	306953	6051823	342	320	-70	718.41
M06-040	306808	6051671	345	320	-62	671.78
M06-041	306903	6051733	345	320	-66	716.79
M06-042	306953	6051823	342	320	-79.5	767.49
M06-043	306808	6051671	345	320	-75	749.20
M06-044	306903	6051733	345	320	-77	785.47
M06-045	306731	6051613	342	316	-77	757.43
						24,999.83

13.1.2 Drill Hole Summaries

M06-009 **Az:** 332° **Dip:** -57° **E:** 307111 **N:** 6052157 **EOH:** 441.05 m

Drilled on the site of M05-001, this was the first drill hole designed to delineate the resource addition indicated by the 2005 drilling. Elevated radioactivity was intersected from 306.56-412.2m, with significant levels from 360.04-382.58m. The zone assayed 0.077% U3O8 over a true thickness of 20.3 metres, centered at 8+50W and +34m elevation.

M06-010 **Az:** 332° **Dip:** -67° **E:** 307111 **N:** 6052157 **EOH:** 450.19 m

Drilled on the same set-up as M06-009, this hole was drilled as part of the delineation phase of the 2006 program to test the upper eastern edge of the main mineralized zone on section 8+67W. It undercut drill hole M06-009 by approximately 50 metres. M06-010 intersected a single mineralized zone from 386.34 to 420.85 metres, interrupted by 5 metres collectively of barren mafic dikes. This interval assayed 0.116% U3O8 over a true thickness of 24.5m, centered at -23m elevation and 8+52W. M06-010 should be undercut with at least another drill hole, as it certainly did not define the lower edge of the main Michelin mineralization.

M06-011 **Az:** 332° **Dip:** -51° **E:** 307049 **N:** 6052118 **EOH:** 428.55 m

Drilled on the site of M05-002C, this hole was drilled on section 9+40W to provide an intersection 50 metres above drill hole M05-002C. M06-011 intersected three mineralized zones from 355.5 to 401.2 metres, which fit almost perfectly with the three intersections in drill hole M05-002C, and in overlying historic drill hole M-79-135. The interval assayed 0.085% U3O8 over a true thickness of 42 metres, and is centered at +50m elevation and 9+41W.

M06-012 **Az:** 332° **Dip:** -56° **E:** 307111 **N:** 6052157 **EOH:** 431.90 m

This hole was collared on the site of M05-003 to drill test the Michelin ore body above M05-003. The hole cored the typical Michelin sequence of felsic metavolcanics cut by several sets of mafic dykes, both pre/syn and post kinematic. Elevated radioactivity was intersected in strongly hematite altered felsic volcanics from 355-383 m and 392-410m. The collective interval assayed 0.074% U3O8 over a true thickness of 51 metres, and is centered at +36m elevation and 9+82W.

M06-013 **Az:** 332° **Dip:** -69° **E:** 307049 **N:** 6052118 **EOH:** 459.64 m

Drilled on the location of M05-002C, M06-013 was part of the Michelin Infill program to test the upper portions of the Michelin zone mineralization. Sampling of drill core for assay began at 361.0m and was relatively continuous until the EOH. The main Michelin zone mineralization was intercepted at 407.4 m and continued for roughly 42m

until 449m. This zone assayed 0.208% U3O8 over a true thickness of 42 metres. The intersection is centered at 9+19W and -47 metres elevation.

M06-014 **Az:** 332° **Dip:** -71° **E:** 306996 **N:** 6052094 **EOH:** 465.73 m

The drill hole was designed to provide an intersection of the Main Zone mineralization at -70m elevation on section 9+85W. The drill hole intersected two zones of significant mineralization at 384.11-398.37m and 427.7-443.15m, which correspond to the two zones in overlying drill hole M05-003. The mineralized interval assayed 0.071% U3O8 over a true thickness of 47 metres, and occurs at an elevation of -38m at 9+92W.

M06-015 **Az:** 332° **Dip:** -58° **E:** 306926 **N:** 6052093 **EOH:** 419.10 m

The proposed target for this hole was at +40m elevation on section 10+45W. The drill hole intersected the upper mineralized lens at 332.46-338.7m, and a weak zone at 373.1-376.7m. This mineralization represents the upper edge of the Main Zone. The upper lens assayed 0.189% U3O8 over a true thickness of 5.0 metres, and is centered at +51m elevation and 10+43W. The lower lens assayed 0.102% U3O8 over a true thickness of 3 metres, with an intermediate 1-metre thick zone of 0.123% U3O8.

M06-016 **Az:** 331° **Dip:** -79° **E:** 306996 **N:** 6052094 **EOH:** 551.08 m

The drill hole was designed to provide an intersection of the Main Zone at -120m elevation on section 9+85W. It intersected a significant zone of mineralization from 442.78-502.2m, which assayed 0.177% U3O8 over a true thickness of 49 metres. The mineralized interval plots at -116m elevation and 9+95W.

M06-017 **Az:** 331° **Dip:** -74° **E:** 306926 **N:** 6052093 **EOH:** 437.69 m

The planned intersection of the Main Zone mineralization for this drill hole was at -40m elevation at 10+50W. M06-017 cut the zone from 358.9-406.35m, comparable to the intersections in drill holes M05-004 and M05-005 above and below it respectively. The mineralized interval plots at -25m elevation and 10+54W, and assayed 0.109% U3O8 over 35 metres true thickness.

M06-018 **Az:** 332° **Dip:** -59° **E:** 307377 **N:** 6052219 **EOH:** 522.0m

M06-018 was designed to test the down-plunge extension of near-surface mineralization that occurs east of the Michelin Main Zone, at a target point of -25m elevation on section 6+00W. The drill hole also undercut the South Zone mineralization, which was not closed off by previous drilling. Sporadic, very weak mineralization was intersected at the position of the South Zone, with traces of mineralization continuing intermittently to 461.07m depth, which was the capacity of the 1000 drill rig. The drill hole was later re-entered with a larger drill rig, and continued to 522m depth. It intersected 0.282% U3O8 over a true thickness of 3.5 metres, centered at -36m elevation

and 5+53 W. Nine metres lower in the drill hole is an intercept of 0.126% U3O8 over a 1.1-metre thickness.

M06-019 **Az:** 330° **Dip:** -77° **E:** 307049 **N:** 6052118 **EOH:** 457.89 m

The drill hole was designed to intersect 100 metres below M05-002C (-90m elevation) on 9+20W. The hole was drilled to a depth of 457.89m, where the rods became stuck and could not be retrieved. The hole was temporarily abandoned until NQ rods could be brought to site to ream down over the BTW so that they could be retrieved and the hole completed. M06-016 ended in 18.65m (439.24-457.89) of strong mineralization. A second attempt was made to pull the rod string out, which succeeded in bringing up the string minus half the crown. The strongly mineralized zone continued to 480.5m, giving a 40m zone of strong mineralization comparable to holes M06-013 and M06-016. The mineralized interval plots at 9+30W and is centered at -100m elevation. It assayed 0.239% U3O8 over a true thickness of 36 metres.

M06-020 **Az:** 332° **Dip:** -63° **E:** 306893 **N:** 6052016 **EOH:** 118.05 m

The drill hole was designed to test the upper edge of the Main Zone at 50 metres above M05-007 at 11+30W. The drill hole was lost at 118.05m when the hole could not be re-entered after pulling the rods.

M06-020A **Az:** 332° **Dip:** -63° **E:** 306893 **N:** 6052016 **EOH:** 450.49 m

M06-020A is a re-drilling of M06-020, after moving the drill rig 0.25 metres to the east of the original drill hole. The hole intersected almost precisely where it was planned on the western hanging wall fringe of the mineralized zone. The upper lens is represented by 0.2% U3O8 over a true thickness of 5 metres, centered at 11+23W and 7m elevation. The rest of the Main Zone is represented by weakly elevated uranium values, with scattered 1-metre intervals of up to 0.095% U3O8.

M06-021 **Az:** 331° **Dip:** -81° **E:** 307049 **N:** 6052118 **EOH:** 581.86 m

The planned intersection for this drill hole was at -150m elevation and 9+20W, 50 metres below M06-019. The hole intersected the mineralized zone on section 9+20W but at -140m elevation. The mineralized intersection was not as thick in this hole as it pierced the zone closer to the footwall fringe. The intersection consisted of 0.16% U3O8 over a true thickness of 19 metres.

M06-022 **Az:** 328° **Dip:** -73° **E:** 306997 **N:** 6051677 **EOH:** 895.53m

M06-022 was designed to test the down-plunge extension of the Main Zone mineralization at -400 metres elevation on section 11+50 W. The drill hole deviated severely to the east, intersecting the favorable horizon very close to its bottom edge. The intersection consisted of 0.143% U3O8 over a true thickness of 1.5metres, centered at -424 metres elevation and 10+69 W.

M06-023 **Az:** 330° **Dip:** -55° **E:** 306671 **N:** 6051808 **EOH:** 553.82m

This drill hole was designed to test the down-plunge potential of near-surface mineralization that occurs west of the Main Zone. It intersected only traces of mineralization on the favorable horizon, with the pierce point centered at -24 metres elevation and 13+68 W.

M06-024 **Az:** 332° **Dip:** -80° **E:** 306926 **N:** 6052093 **EOH:** 505.05m

M06-024 was designed to intersect -85 metres elevation on section 10+50 W, 50 metres below drill hole M06-017. It intersected 0.116 % U3O8 over a true thickness of 29 metres, centered at -66 metres elevation and 10+58 W.

M06-025 **Az:** 325° **Dip:** -71° **E:** 306882 **N:** 6051643 **EOH:** 827.23m

This drill hole was designed to test the down-plunge extension of the Michelin Main Zone on section 12+50 W at the -400-metre elevation level. It intersected a 50.15-metre section of mineralization centered at 12+40 W and -316 metres elevation. The mineralization assayed 0.102% U3O8 over a true thickness of 48 metres, with the best values concentrated in the upper 24 metres of the zone.

M06-026 **Az:** 324° **Dip:** -74° **E:** 306781 **N:** 6051590 **EOH:** 883.31m

The drill hole was targeted to test the down-plunge extension of the Michelin Main Zone at an elevation of -400 metres on section 13+50 W, 100 metres to the west of M06-025. It intersected 0.274% U3O8 over a true thickness of 12 metres on the upper lens. The mineralization is centered at -376 metres elevation and 13+24 W. The lower part of the zone contained only traces of mineralization, with a best value of 0.053% U3O8.

M06-027 **Az:** 324° **Dip:** -71° **E:** 306997 **N:** 6051949 **EOH:** 840.03m

The target for this drill hole was an elevation of -175 metres on section 10+00 W. It intersected strong mineralization from 533.3 to 576.99 metres depth, which assayed 0.168% U3O8 over a true thickness of 37 metres. The mineralization is centered at -176 metres elevation and 10+55 W. Higher up in the drill hole, at 452.28m, some hematitization and mineralization is associated with a narrow breccia zone with a chlorite matrix. This material assayed 0.689% U3O8 over a thickness of 0.25 metres. M06-027 was continued an extra 200 metres into the footwall to check for additional zones of mineralization below the Main Zone.

M06-028 **Az:** 324° **Dip:** -77° **E:** 306997 **N:** 6051949 **EOH:** 644.96m

The drill hole was designed to intersect 50 metres below M06-027, at -230 metres elevation on section 10+50 W. It intersected mineralization from 567.83 to 593.64 metres depth, assaying 0.085% U3O8 over a true thickness of 22 metres. The intersection is centered at an elevation of -205 metres on 10+48 W. It represents a weaker spot in the Main Zone.

M06-029 **Az:** 324° **Dip:** -85° **E:** 306781 **N:** 6051590 **EOH:** 965.3m

The drill hole was started from the same collar as M06-026, and designed to hit the mineralized zone 150 metres deeper at -550m elevation, section 13+50 W. It cut very weakly altered and mineralized material at the favorable horizon, with a best intercept of 0.097% U3O8 over a true thickness of 1 metre. This mineralization is centered at -516 metres elevation on 13+33 W. The results from M06-029 suggest that the Michelin Main Zone either has a shallower plunge than projected, or is dissipating at this depth.

M06-030 **Az:** 324° **Dip:** -73° **E:** 307073 **N:** 6051941 **EOH:** 511.15m

The drill hole was designed to intersect 50 metres below M05-006, at -220 metres elevation on section 9+90 W. The drill hole was lost at 511.15 metres depth when the drill platform collapsed and the core barrel became stuck in the hole and could not be retrieved.

M06-030A **Az:** 320° **Dip:** -73° **E:** 307073 **N:** 6051941 **EOH:** 675.74m

M06-030 was re-drilled as M06-030A after turning the drill rig about 4 degrees west to get away from the M06-030 casing. The drill hole intersected three zones of mineralization similar to, but less strong, than overlying drill hole M05-006. Collectively the zones comprise a true thickness of 32 metres, and assayed 0.116% U3O8. The mineralization is centered at -216 metres elevation and 10+01 W.

M06-031 **Az:** 322° **Dip:** -76° **E:** 306797 **N:** 6051375 **EOH:** 1050.34m

Target elevation for this drill hole was -550 metres on section 14+50 W, designed to test the down-plunge potential of the Main Zone mineralization. M06-031 intersected only weak mineralization on the favorable horizon, with a best intercept of 0.068% U3O8 over a true thickness of 1.5 metres. This intercept is centered at -580 metres elevation on 14+40 W. These results, along with M06-029, suggest that the Michelin mineralization does not continue along the projected plunge.

M06-032 **Az:** 324° **Dip:** -65° **E:** 306781 **N:** 6051590 **EOH:** 753.58m

M06-032 was designed to intersect the Michelin horizon at an elevation of -250 metres on section 13+50 W, to test whether the Main Zone mineralization has a shallower plunge than projected. The drill hole deviated 140 metres east of section, and so did not adequately test the intended target. It did intersect the Main Zone mineralization, cutting a true thickness of 17 metres that assayed 0.261% U3O8. The intersection is centered at -244 metres elevation on 12+83 W.

M06-033 **Az:** 320° **Dip:** -71° **E:** 307303 **N:** 6052060 **EOH:** 694.03m

The drill hole was designed to test the Michelin horizon at an elevation of -200 metres on section 7+00 W, east of the Main Zone mineralization. M06-033 intersected a wide zone of weak mineralization corresponding to the target horizon, with higher-grade values restricted to narrow intervals throughout the zone. The best mineralization assayed 0.075% U3O8 over a true thickness of 8 metres, and is centered at -276 metres elevation and 7+27 W. These results indicate that mineralization does persist east of the Main Zone.

M06-034 **Az:** 322° **Dip:** -60° **E:** 306797 **N:** 6051375 **EOH:** 581.56m

M06-034 was drilled at a shallower angle from the M06-031 platform, and designed to intersect section 14+50 W at an elevation of -350 metres, to test whether the plunge of the Main Zone is less steep than projected. The drill hole was lost at 581.56 metres when problems were encountered with the drill platform, and the core barrel was lost in the bottom of the hole. An attempt was made to spud a new hole above the core barrel, without using a bypass wedge, but failed because of the flexibility of the BTW rods. A drill rig was later moved back onto this platform, and a bypass wedge was set at 574 metres. An attempt to drill past the wedge was unsuccessful, so a second wedge was set 535 metres. Drilling past this wedge was also unsuccessful when the rods got stuck in the hole before penetrating past the wedge. The drill hole has been abandoned for 2006.

M06-035 **Az:** 324° **Dip:** -79° **E:** 307073 **N:** 6051941 **EOH:** 730.61m

M06-035 was drilled from the M06-030A platform to test the Michelin horizon 50 metres below that drill hole. The drill hole did not flatten as anticipated, and intersected 26 metres lower than planned, closer to the lower edge of the Main Zone. It cut a 9-metre true thickness of 0.170% U3O8, centered at -291 metres elevation and 9+92 W.

M06-036 **Az:** 320° **Dip:** -68° **E:** 307051 **N:** 6051818 **EOH:** 296.88m

M06-036 was designed to intersect the Michelin horizon between previous drill holes M06-028 and M05-008D, on section 10+45W. Due to excessive flattening the drill hole had to be stopped at 296.88m, as the intersection of the mineralization would have coincided with existing drill hole M06-027, about 100 metres higher than planned.

M06-036A **Az:** 320° **Dip:** -72° **E:** 307051 **N:** 6051818 **EOH:** 776.02m

The drill rig was steepened to -72 degrees on the M06-036 site, and the hole re-started for a second attempt at the intended target. This hole refused to flatten, but did deviate significantly to the east, resulting in an intersection very close to the lower edge of the zone, and not close to the target. It cut a 6.5-metre true thickness of 0.107% U3O8, centered at -320 metres elevation and 10+20 W. The space between holes M06-028 and M05-008D has still not been adequately tested.

M06-037 **Az:** 320° **Dip:** -64° **E:** 306953 **N:** 6051823 **EOH:** 642.21m

This drill hole was designed to test the Michelin horizon 100 metres below M05-007, at -175 metres elevation on section 11+30 W. It intersected 0.091% U3O8 over a true thickness of 34.5 metres, centered at -172 metres and 11+57 W.

M06-038 **Az:** 320° **Dip:** -59° **E:** 306903 **N:** 6051733 **EOH:** 441.67m

M06-038 targeted the Michelin horizon at -150 metres elevation on section 12+00 W. The core barrel was stuck in the hole at 441.67m and could not be retrieved.

M06-038A **Az:** 320° **Dip:** -59° **E:** 306903 **N:** 6051733 **EOH:** 663.55m

M06-038A was wedged from M06-038 at 431 metres depth, in order to bypass the stuck core barrel and complete the hole; an earlier attempt to ream NQ down over the BTW rather than wedging was unsuccessful. The drill hole intersected %U3O8 over a 4.6-metre true thickness on the upper lens, and two weaker zones of %U3O8 over 1.43 metres, and %U3O8 over 2.6 metres on the lower lens. The upper lens is centered at -96 metres elevation on 11+94 W.

M06-039 **Az:** 320° **Dip:** -70° **E:** 306953 **N:** 6051823 **EOH:** 718.41m

This drill hole was designed to test the Michelin horizon at -200 metres elevation on section 13+00 W. It intersected %U3O8 over a true thickness of 31 metres, centered at -240 metres elevation and 11+48 W. A zone of weaker mineralization, assaying % U3O8 over a true thickness of 6.2 metres, was intersected lower in the hole at 676.1 to 683.1 metres.

M06-040 **Az:** 320° **Dip:** -62° **E:** 306808 **N:** 6051671 **EOH:** 671.78m

This drill hole targeted the Michelin horizon at an elevation of -180 metres on section 13+11 W. M06-040 flattened excessively and ended up near the top edge of the Main Zone. It intersected a true thickness of 9 metres of % U3O8, centered at 12+89 W and -129 metres elevation.

M06-041 **Az:** 320° **Dip:** -66° **E:** 306903 **N:** 6051733 **EOH:** 716.79m

M06-041 was designed to undercut M06-038 on section 12+21 W. Upper lens mineralization started at 634.78m and assayed % U3O8 over 15.5 metres true thickness, centered at -204 metres elevation and 12+29 W. Two thin zones of lower-grade mineralization occur intermittently down to 679.59m, representing the middle and lower lenses. These zones assay % U3O8 over metres true thickness, and % U3O8 over metres true thickness respectively.

M06-042 **Az:** 320° **Dip:** -79.5° **E:** 306953 **N:** 6051823 **EOH:** 767.49m

M06-042 was drilled to undercut M06-039 on section 11+41 W. The drill hole cored 38.8 metres of mineralization from 689.0 to 727.8 metres depth. This material assayed % U3O8 over a true thickness of 29 metres, and is centered at -329 metres elevation and 11+47 W.

M06-043 **Az:** 320° **Dip:** -77° **E:** 306808 **N:** 6051671 **EOH:** 749.2m

The drill hole was designed to undercut M06-040 at an elevation of -300 metres on section 13+00 W. It cored 21.7 metres (21 metres true thickness) of mineralization from 699.92 to 721.62 m, that assayed % U3O8. The mineralization is centered at -305 metres elevation and 13+03 W.

M06-044 **Az:** 320° **Dip:** -77° **E:** 306903 **N:** 6051733 **EOH:** 785.47m

M06-044 was designed to undercut drill hole M06-041 at -340 metres elevation on section 12+21 W. It intersected 47.81 metres (40.5 metres true thickness) of mineralization from 713.9 to 761.71 m. The mineralization assayed % U3O8, and is centered at -339 metres elevation and 12+12 W.

M06-045 **Az:** 316° **Dip:** -79° **E:** 306731 **N:** 6051613 **EOH:** 757.43m

M06-045 was designed to intersect the Michelin mineralized horizon at -400 metres elevation on section 14+00W. This position would extend the mineralization 75 metres west of previous intercepts. The hole was drilled to 757.43 metres, where the core barrel was lost in the drill hole. An attempt was made to set a bypass wedge in order to complete the drill hole. The pine plug was set on top of the core barrel at 750.7 m. When the wedge was being lowered it hit an obstruction at 704.4 metres depth and the wedge was sheared off from the dropper. Attempts to push the wedge to the bottom of the hole were unsuccessful, and wedging at this depth was not possible because the wedge rotated when attempting to bullnose past it. There were no other wedges on site so the drill hole was abandoned until 2007.

13.1.3 Discussion

The 2006 drilling beneath the Michelin deposit provided encouraging results **(Figure 13.2, Figure 13.3 and Table 13.2)**. The 2006 infill phase of the program verified the consistency of the area of mineralization indicated by the 2005 drilling, both in thickness and grade. The mineralized intervals ranged in true thickness from 5 m in M06-015 to a maximum of 49 m in M06-016. The new drilling was also successful in increasing the grade of uranium mineralization within the known resource area by identifying a higher grade core to this zone (e.g. 0.208 % U3O8 over 42 metres true thickness in M06-013).

The 2006 deep exploration drilling phase extended the Main Zone mineralization an additional 250 metres down-plunge beyond the 2005 indicated resource. This new area of mineralization was intersected in eleven drill holes with results similar to 2005 drill holes. Three initial drill holes, targeting the projected plunge of the Main Zone, intersected only the very bottom edge of the zone, indicating that the plunge has shallowed significantly.

Uranium mineralization in the Michelin drill holes is strongly associated with intense, pervasive albitization and hematite alteration, an increase in actinolite, pyroxene and calcite, and de-silicification in strongly foliated felsic metavolcanic rocks. In non-mineralized zones above the Michelin ore body, abundant magnetite is present both with actinolite + calcite veining and disseminated within a felsic metavolcanic rock lacking hematite alteration. This magnetite is significantly decreased in the mineralized zones, as is the normal trace amounts of pyrite.

Uranium mineralization generally consists of a broad zone of averaging approximately 0.12 %U_3O_8, enveloping three lenses, ranging in width from 5 to 20 m each, with grades ranging from 0.13 %U_3O_8 to 0.53 % U_3O_8. The 2006 drilling has shown that some of these zones coalesce deeper in the deposit forming a more consistent mineralized horizon (as observed in M06-019).

The drill holes at Michelin displayed a wide range of deflections, both in azimuth and dip, commonly with poor correlation between the amounts of deflection, even in closely spaced adjacent drill holes. The deflections ranged between 5 and 44.4° to the northeast in azimuth, and between 6 and 33.5° in dip. The switch to NQ core or controlled drilling techniques may be appropriate for future programs.

Figure13.2: Michelin Main Property DDH Section 9+40W, with major lithological units and assay histograms.


Lithology Legend
DDH Section 9+40W
Michelin Main Property
Central Mineral Belt
Labrador

Figure 13.3: Michelin Target Area, DDH Vertical Section


SW
NE
M-06-38A
0.31 % U3O8 over 4.6 m
M-06-41
0.20 % U3O8 over 9.7 m
M-06-43
0.23 % U3O8 over 17.8 m
M-06-44
0.20 % U3O8 over 21.8 m and
0.13% U3O8 over 18.0 m
M 06-42
0.11 % U3O8 over 39.0 m
0
100
200
metres
Contours % U3O8 x True thickness (m)
9
6.5
5
4
3.5
3
2.5
1.5
1
0.5
a_rora
energy to change the world
MINC Interpolation - 5m grid cell size
Michelin Long Section as of 3 January, 2007

Table 13.2: Summary of 2006 Michelin Assay Composites

Hole ID	*From*	*To*	*Interval*	*%U3O8*
M06-009	360.86	371.86	11.00	0.11
and	380.16	382.59	2.43	0.12
M06-010	394.71	413.38	18.67	0.14
including	402.28	408.39	6.11	0.22
M06-011	358.76	360.92	2.16	0.19
and	372.31	380.13	7.82	0.12
and	389.08	401.20	12.12	0.15
M06-012	355.00	366.00	11.00	0.16
and	390.00	406.72	16.72	0.10
M06-013	408.00	456.50	48.25	0.21
including	408.00	421.75	13.75	0.20
and including	427.00	436.50	9.50	0.29
and including	443.00	456.50	13.50	0.25
M06-014	428.64	442.75	14.11	0.20
and	387.64	394.64	7.00	0.15
M06-015	332.46	337.60	5.14	0.19
and	373.10	376.40	3.30	0.10
M06-016	442.63	502.02	59.39	0.18
including	446.69	458.12	11.43	0.25
M06-017	370.32	406.35	36.03	0.11
including	374.04	381.20	7.16	0.27
M06-018	462.85	466.74	3.89	0.28
and	476.00	477.10	1.10	0.13
M06-019	437.40	481.10	43.70	0.24
including	454.10	460.42	6.32	0.53
M06-020A	377.63	382.76	5.13	0.20
M06-021	494.30	520.50	26.20	0.16
M06-022	844.32	846.28	1.96	0.14
and	854.64	854.85	0.21	0.27
M06-024	399.13	434.15	35.02	0.12
M06-025	728.53	754.10	25.57	0.16
and	760.73	762.76	2.03	0.11
and	771.76	772.83	1.07	0.10
M06-026	772.90	786.30	13.40	0.27
including	774.90	781.30	6.40	0.41
M06-027	533.30	576.99	43.69	0.17
and	452.28	452.53	0.17	0.69
M06-028	567.83	579.59	11.76	0.12
and	588.09	595.64	7.55	0.11
M06-029	888.43	889.43	1.00	0.10
M06-030A	597.89	633.87	35.98	0.12
including	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34
and incl	629.87	633.87	4.00	0.22

M06-031	991.00	992.50	1.50	0.07
M06-032	703.02	720.29	17.27	0.26
M06-033	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M06-034	Incomplete hole			
M06-035	658.30	668.80	10.50	0.16
including	658.30	663.30	5.00	0.22
M06-036A	726.94	733.97	7.03	0.11
M06-037	581.00	591.85	10.85	0.19
M06-038	604.26	608.86	4.60	0.31
M06-039	622.18	657.34	35.16	0.15
including	622.18	637.97	15.79	0.24
M06-040	617.51	626.71	9.20	0.17
M06-041	635.78	645.42	0.200	9.64
M06-042	689.00	728.00	0.108	39.00
including	689.00	701.00	0.166	12.00
and incl.	714.00	728.00	0.135	14.00
M06-043	700.43	718.18	0.232	17.75
M06-044	713.75	735.58	0.199	21.83
and	745.71	761.71	0.134	16.00
M06-045	Hole Not Completed			

13.2 WHITE BEAR TARGET AREA

13.2.1 Introduction

A total of **17 diamond drill holes** were completed in the 2006 field season on the White Bear Property. A helicopter supported F-1000 hydraulic drill produced **2,985.95 m** of core from 15 different locations on the property **(Figure 13.4)**. The initial four holes (*Phase I*) were carried out between June 26th and July 7th, 2006 with a total of 693.73 m drilled. A further 13 holes (*Phase II*) were drilled from September 17th to October 16th, 2006 which produced the remaining 2292.22 m.

The goal of the 2006 drill program was to test known occurrences of uranium mineralization. Targeting was based on radioactivity discovered in the late 1970s through trenching and drill holes. Favorable alteration packages were also drilled in the western area of White Bear. Details of the 2006 drill holes are listed in **Table 13.3** and in the following summaries.

Figure 13.4: White Bear Lake Target Area, Plan Map of 2006 DDH Locations



Main Zone of Radiometric Anomaly
0
200
metres

Table 13.3: Summary of 2006 White Bear Lake Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
White Bear Data = NAD 83, Zone 21						
Phase I						
WB06-001	325189	6058180	351	330	-45	144.78
WB06-002	325202	6058158	351	330	-60	191.11
WB06-003	325228	6058189	350	330	-45	199.95
WB06-004	325129	6058115	360	330	-45	157.89
Phase II						
WB06-005	325846	6058203	328.5	318	60	172.8
WB06-006	325846	6058203	328.5	0	90	126.2
WB06-007	325807	6058171	330.37	330	45	163
WB06-008	325896	6058241	325.4	330	45	126.79
WB06-009	325728	6058249	336	50	45	176.09
WB06-010	324814	6058028	370	350	45	221.89
WB06-011	324814	6058028	370	350	75	267.31
WB06-012	324763	6058027	375	350	45	224.33
WB06-013	325578	6058605	375.5	330	45	162.46
WB06-014	325642	6058345	335	325	60	181.96
WB06-015	325590	6058333	335	325	45	158.8
WB06-016	325646	6058418	334	325	45	153.92
WB06-017	325887	6058183	326.5	318	45	156.67
					Total:	**2,985.95m**

13.2.2 Drill Hole Summaries

Phase I

WB06-001 **Azimuth**: 330° **Dip**: -45° **E**: 325121 **N**: 6057958 **EOH**: 145.39 m

This hole was drilled at the location of The Brinex hole BL-77-07, and was a direct twin of the hole. The core consisted of metamorphosed porphyritic felsic volcanics for the first 23.36 m and was followed by a porphyritic rhyolite. The rhyolite was cut by a number of post kinematic mafic dikes. Uranium mineralization was associated with the metamorphosed porphyritic felsic volcanics. The first 23.36 m contained scintillometer values reaching a maximum of 6110 cps, with an average of ~900 cps in hand. Mineralization was associated with moderate hematite alteration. Drilling was completed at a depth of 145.39m.

WB06-002 **Azimuth**: 330° **Dip**: -60° **E**: 325133 **N**: 6057935 **EOH**: 191.11 m

This hole was situated 25 m south of WB06-001. Its purpose was to test the down dip extension of mineralization. The core consisted of a moderately foliated, metamorphosed, porphyritic rhyolite for the first 52.09 m. This was followed by a small, 52.09-60.58 m, interval of metamorphosed porphyritic rhyolite containing moderate amounts of amphibole. The remainder of the hole consisted of un-metamorphosed porphyritic rhyolite. All units were cut by mafic dikes throughout the drill hole. Uranium mineralization was associated with the metamorphosed porphyritic rhyolite containing the amphibole. Scintillometer values had a max of 1220 cps and average of 530 cps in hand. The mineralization appeared to be associated with the presence of amphibole. The hole was drilled to a depth of 191.11 m.

WB06-003 **Azimuth**: 330° **Dip**: -45° **E**: 325147 **N**: 6057964 **EOH**: 199.95 m

This hole was a 25 m step out, towards the east, of WB06-001. It served two purposes, testing both the dip of mineralization in the area and the eastern edge of the radiometric anomaly. The upper 8.4 m of core consisted of a porphyritic, metamorphosed felsic volcanic. This was followed by porphyritic rhyolite, inter-mixed mafic dikes for the remainder of the hole. There was no radioactivity encountered in the drill hole as detected by the scintillometer. Discrete units at the top of the hole correlate with units just below the mineralized zone in WB06-001 inferring that the host rock for mineralization would have occurred above the collar and has been displaced. WB06-003 was drilled to a final depth of 199.95 m.

WB06-004 **Azimuth**: 330° **Dip**: -45° **E**: 325058 **N**: 6057894 **EOH**: 157.89 m

WB06-004 was located approximately 50 m to the west of WB06-001 following the trend of the radiometric anomaly. The hole was drilled to a final depth of 157.89 m. The core consisted of porphyritic rhyolite for the first 65.3 m. From 65.3-93.11 m an

intermixture of rhyolite and metamorphosed felsic volcanic occurred. This unit contained moderate amphibole. The following 65m consisted of porphyritic rhyolite. Mafic dikes occur throughout the drill hole. Mineralization was associated with the metamorphosed felsic volcanic unit and has an average of 300 cps with a maximum value of 1200 cps in hand. The mineralization appears to be again associated with the presence of amphibole.

Phase II

WB06-005 **Azimuth:** 318° **Dip**: -60° **E:** 325779 **N:** 6057981 **EOH:** 172.8 m

This hole was targeted to intersect the down dip extension of mineralization observed at surface and intersected in Brinex hole 77-12. Strong alteration and associated radioactivity was hosted in intercalated coarse grained and fine grained volcanic and volcaniclastic rocks. A 10 m wide monzonite dyke was intersected below the alteration zone. An aphanitic dyke intruded the central portion of the mineralized zone, but did not host mineralization in this hole. Three distinct zones of radioactivity were intersected: 25 m with an average of 798 cps, 9 m with an average of 701 cps, and 4.6 m with an average of 326 cps. The best intersection, at a depth of 28 m, was 4.1 m wide and averaged 1518 cps with a maximum reading of 3164 cps. The hole ended in monzonite, interpreted to be a phase of the Burnt Lake Granite.

WB06-006 **Azimuth:** 000° **Dip**:-90° **N:** 6057981 **E:** 325779 **EOH:** 126.2 m

WB06-005 was drilled to extend the known mineralization on the fence 77-12 and WB06-005. The hole intersected strong alteration and radioactivity over 50.4 m, which correlate well with the interval in WB06-005. The alteration overprints coarse grained felsic volcanic rocks that are cut by multiple generations of mafic dykes. The alteration zone is cut-off by a 10 m wide granite dyke. A succession of unaltered, intercalated fine and coarse grained volcanic rocks were intersected in the footwall of the dyke. The hole ended in monzonite interpreted to be a phase of the Burnt Lake Granite. The average scint value over the 50.4 m mineralized interval is 575 cps. The best portion of the interval is 4 m wide with an average of 1399 cps and a maximum scint value of 2550 cps.

WB06-007 **Azimuth:** 330° **Dip**:-45° **N:** 6057949 **E:** 325740 **EOH:** 163.0 m

This hole was drilled 50 m south-west of WB06-005 along the trend of the dominant foliation observed in outcrop. The hole intersected coarse grained felsic volcanic rocks with feldspar porphyroclasts which was intercalated with fine grained felsic volcanic rocks. A 6.5 m wide undeformed granite dyke cut the volcanic succession. An 18 m wide zone of moderate alteration was intersected at 126.9 m. The average scint value was 275 cps and a peak of 2025 cps was associated with a narrow aphanitic dyke within the alteration zone.

WB06-008 **Azimuth:** 330° **Dip**:-45° **N:** 6058019 **E:** 325829 **EOH:** 126.8 m

This hole was drilled 50 m north-east of WB-05-06 to test the strike extent of mineralization along the trend of the dominant foliation. The hole intersected coarse grained felsic volcanic rocks with feldspar porphyroclasts. Several post-kinematic dykes and a 10 m monzonite dyke cut the volcanic succession. The main body of the dyke was undeformed, but a narrow mylonite shear zone was developed along its lower contact. The hole ended in granite, which is interpreted to be the subsurface extension of the Burnt Lake Granite. The maximum scint peak in the hole was 389 cps.

WB06-009 **Azimuth:** 050° **Dip**:-45° **N:** 6058027 **E:** 325661 **EOH:** 176.1 m

WB06-009 hole was drilled 125 m north-west of WB06-005. It was targeted to intersect surface mineralization observed in a Brinex trench 35 m north east of the collar location. The hole intersected predominantly coarse grained felsic volcanic rocks. Several granitoid and mafic dykes cut the volcanic rocks. The hole ended in granite interpreted to be the Burnt Lake Granite. Neither radioactivity nor alteration was intersected at the expected target depth. However, a 10 m wide zone of moderate alteration and slightly elevated radioactivity was intersected at 126 m. A 1.2 m wide aphanitic felsic dyke in this interval averaged 920 cps and contained a peak of 1845 cps.

WB06-010 **Azimuth:** 350° **Dip**:-45° **N:** 6057806 **E:** 324747 **EOH:** 221.9 m

This hole was targeted 25 m SW of a Brinex trench with strong alteration and surface mineralization. The upper 53 m of the hole consists of strongly altered fine grained felsic volcanic rocks. Weakly elevated radioactivity was distributed throughout the alteration zone with maximums of 425 and 720 cps associated with aphanitic felsic dykes. At 186 m, in the footwall of a prominent mafic dyke, a 17 m zone of alteration in coarse grained felsic volcanic rocks was intersected. This interval is strongly altered and has associated radioactivity that averages 411 cps with a max of 830 cps.

WB06-011 **Azimuth:** 350° **Dip**:-70° **N:** 6057806 **E:** 324747 **EOH:** 221.9 m

WB06-011 was targeted to test the down dip extension of both zones of alteration and radioactivity in WB06-010. A 56 m zone of alteration was intersected at the top of the hole in fine grained felsic volcanic rocks. Radioactivity over 25 m of this alteration zone averaged 286 cps with a max of 335 cps. This interval correlates very well to the upper alteration zone in WB06-010. The footwall of a prominent mafic dyke consists of a succession of unaltered coarse grained felsic volcanic rocks to the end of the hole. The lack of alteration and radioactivity in this deeper interval suggests the presence of a fault at the base of the mafic dyke, which was demarcated by a strongly deformed amphibolite dyke.

WB06-012 **Azimuth:** 350° **Dip:**-45° **E:** 324696 **N:** 6057805 **EOH:** 224.33 m

This hole was located on the western side of the property. It served as a 50 m step out from the drill site WB06-010/11. Drilling began on October 1, 2006 coring into coarsely porphyritic felsic metavolcanics typical of the White Bear property. This unit dominated the rest of the drill hole and was interrupted by an amphibolite post kinematic mafic dyke, <1 m at 92 m and a 16 m late/syn kinematic mafic dyke at 119 m. A 5 m interval of volcaniclastics occurred at 145 m. The porphyritic felsic metavolcanics have elevated radioactivity averaging ~200-240cps. Spikes in the scintillometer values occurred in the upper 150 m of the hole with 330 cps at 29 m (occurring within 4 m averaging 320 cps), 345 cps at 37.65 m and 775 cps at 144 m (in hand measurements). The hole ended at a total depth of 224.31m within the porphyritic felsic metavolcanics.

WB06-013 **Azimuth:** 330° **Dip:**-45° **E:** 325518 **N:** 6058197 **EOH:** 162.46 m

The target of this hole was a trench on the northeastern side of the property that displayed anomalous scintillometer values and alteration characteristic of elevated radioactivity. This alteration consisted of strong pervasive hematite and abundant elongated amphibolite porphyroblasts. The drill began turning October 4th, 2006 and finished up the next day at a total depth of 162.46 m. The hole intersected a series of felsic metavolcanics with quartz and feldspar porphyroclasts of varying size. Pre/syn kinematic mafic dykes interrupted the core at several instances. Three spikes in scintillometer values occurred giving values of 401 cps at 30 m, 617 cps at 37.50 m and 656 cps at 37.80 m (in hand measurements). The remainder of the drill hole had values <300 cps.

WB06-014 **Azimuth:** 325° **Dip:**-60° **E:** 325575 **N:** 6058123 **EOH:** 181.92 m

WB06-014 was drilled ~10 m south of Brinex hole 77-2 which returned several peaks of 0.1% U_3O_8. The hole was started on October 6, 2006 coring into porphyritic felsic metavolcanics. The lithologies intersected were typical of the White Bear property. The drill core was dominated by porphyritic felsic metavolcanics which had experienced variable amounts of hematite alteration and patchy sodic alteration. Mafic dykes appear throughout the drill hole both pre- and post-kinematic. An intermediate intrusive was intersected at 54 m. Mineralization occurred over an interval of 8 m averaging 350 cps from 37-46 m. A maximum scintillometer value of 519 cps was attained at 45 m. An additional 2 m averaging ~350 cps were intersected at 72 m (in hand measurements). Drilling finished on October 9, 2006 at a total depth of 181.92 m.

WB06-015 **Azimuth:** 325° **Dip:**-45° **E:** 325523 **N:** 6058111 **EOH:** 158.80 m

This hole served as a 50 m step out to the west of WB06-014 and as a further follow up on Brinex hole 77-2. It was commenced on October 9th, 2006. Mineralization was intersected at similar depths and with similar strengths as seen in WB06-014. From 56-62.5 m the scint values averaged 335 cps with a maximum value of 684 cps at 58.5 m (in hand measurements). This was hosted in porphyritic felsic metavolcanics with

hematite alteration and containing amphibolite porphyroblasts. This unit dominated the drill hole but lacked any significant mineralization beyond 65 m. Mafic dykes both post kinematic and pre/syn kinematic cut the felsic metavolcanics as expected on the White Bear property. Drilling reached a final depth of 158.80 m on October 12th, 2006.

WB06-016 **Azimuth:** 325° **Dip:**-45° **E:** 325523 **N:** 6058111 **EOH:** 158.80 m

WB06-016 was drilled ~50 m east of WB06-014 which served as the follow up hole for Brinex hole 77-2. The drill started turning on October 12th, 2006. It intersected weaker than expected mineralization at two locations. At 58 m, 2 m averaged 276 cps and at 67 m, 2 m averaged 279 cps with several peaks above 300 cps. The maximum scintillometer value attained was 468 cps at 68.74 m (in hand measurements). The location of the radioactivity correlates with the two other drill holes in the area however the strength is decreased. Hematized and porphyritic felsic metavolcanics continued to dominate the core this time with the appearance of thin, aphanitic felsic dyking commonly seen on surface at White Bear. Mafic dykes also interrupt the volcanics. Drilling was terminated at a depth of 158.80m on October 14th, 2006.

WB06-017 **Azimuth:** 318° **Dip:**-45° **E:** 325820 **N:** 6057961 **EOH:** 156.67 m

For the final drill hole at White Bear for 2006 the drill was moved back to the central eastern part of the property near the margin with the Burnt Lake granite. The hole was planned as a follow-up on WB06-005/06. Drilling commenced at this location on October 14th, 2006. The lithologies aligned well with WB06-005/06 coring into porphyritic felsic metavolcanics which dominated the rest of the hole, intersecting a felsic dyke at 75 m and ending in the Burnt Lake granite. Mineralization was not as intense as previously seen in the area. The maximum scint value was 549 cps at 71 m occurring within 2 m averaging 357 cps (in hand measurements). The remainder of the drill hole lacked any significant mineralization. Drilling was completed on October 16th, 2006 at a total depth of 156.67 m.

13.2.3 Discussion

The 2006 field season saw 2,985.95 m of drilling at White Bear Lake. This work confirmed both the presence of bedrock uranium mineralization and the values returned in Brinex drilling from the late 1970's.

Mineralization at White Bear Lake occurs in discreet steeply dipping bodies, similar in orientation to the Michelin Deposit. Uranium mineralization in drill core is associated with pervasive moderate to strongly hematized felsic metavolcanic rocks with abundant feldspar and quartz porphyroclasts. A moderate to strong shear fabric is also observed within mineralized zones, possibly dictating the geometry of these zones. As well, elongated amphibolite porphyroblasts are commonly associated with uranium mineralization on the property.

Drill hole WB06-001 was drilled as a direct twin hole of Brinex drill hole 77-7. Results from the two holes correlate very well, with approximately 0.25% U3O8 over 14.5 to 15 m. WB06-002, 03 and 04 were drilled in the same vicinity during Phase I of the program. Patchy mineralization was revealed (**Table 13.4**). Intervals range from 14.93m in WB06-001 to 1.00m in WB06-004. Grades returned range from 0.246% U3O8 in WB06-001 to 0.101% U3O8 in WB06-001.

Phase II commenced approximately 650m to the east towards the Burnt Lake granite intrusion (**Figure 13.4**). Correlation of mineralization between holes was inconsistent possibly due to the late intrusion of the granite and the fluids associated with emplacement. Ten drill holes were situated in this area to follow-up on Brinex drill holes and radioactive trenches. Results indicate that mineralization, when present occurs for intervals ranging from 1 m in WB06-007 to 24.62 m in WB06-005. Grades range from 0.198% U_3O_8 in WB06-005 to 0.055% U_3O_8 in WB06-014. Drill holes WB06-005 and WB06-006 returned the widest intervals of mineralization during Phase II of the drilling (**Figure 13.5**).

Drill holes WB06-010, WB06-011, WB06-012 of Phase II drilling were situated approximately 1km to the west of the eastern drilling area. There were no significant results for these drill holes. Mineralization was generally weak with consistently elevated radioactivity of ~200-300 cps. Alteration packages however, were similar to those found to be associated with mineralization occurring in the rest of the property. In addition, correlation of lithologies and contacts was possible. This is likely due the distance from the Burnt Lake Granite and its effects upon intrusion.

Figure 13.5: Cross Section of 2006 DDH WB06-005, WB06-006 and Brinex DDH BL77-10. BL77-12, BL77-14


NW
SE

Table 13.4: Summary of 2006 White Bear Lake Assay Composites

Hole ID	From	To	%U3O8	Interval (m)
Phase I				
WB06-001	8.21	24.71	0.196	16.5
WB06-002	53.95	58.95	0.161	5.00
WB06-003	NSV			
WB06-004	66.01	67.01	0.101	1.00
Phase II				
WB06-005	17.04	41.66	0.172	24.62
including	20.04	39.66	0.198	19.62
WB06-006	38.09	58.26	0.090	20.17
including	38.09	47.85	0.140	9.76
WB06-007	139.17	140.17	0.072	1.00
WB06-008	NSV			
WB06-009	134.76	135.76	0.110	1.00
WB06-010	NSV			
WB06-011	NSV			
WB06-012	NSV			
WB06-013	NSV			
WB06-014	37.5	45.5	0.055	8.00
WB06-015	NSV			
WB06-016	NSV			
WB06-017	NSV			

(*NSV* = no significant value)

13.3 JACQUES LAKE TARGET AREA

13.3.1 INTRODUCTION

During the 2006 field season, a total of **44 diamond drill holes** with a cumulative length of **14,475.30 m** were completed on the Jacques Lake property **(Figure 13.6).** Drilling commenced on May 12th and was completed on October 21st, 2006. Drill planning initially focused on the Eastern and Western airborne radiometric anomalies, as well as, smaller airborne radiometric anomalies located further to the northeast. This was modified as the program progressed based on a combination of preliminary drilling results, detailed field surveys and airborne magnetic interpretations.

Drilling during the early portion of the 2006 program targeted the eastern and western branches of the airborne U/Th anomaly. Drill holes were designed to test the full subsurface projection of the airborne anomaly, as well as, known uranium mineralization in outcrop. Four drill holes targeting the eastern radiometric anomaly were drilled from the top of "Jacques ridge" along an azimuth of 315° with inclinations ranging from -50° to -70°; this was dependant on steepness of the slope or as a test of down-dip extension of mineralization. On the western branch, two drill holes were drilled on the location of JL05-05 to test the extent of surface mineralization down-dip. A total of 32 drill holes targeting the extent of mineralization along strike, down-dip, or on-section were drilled on the slope or at its base, to the west of the ridge, with an azimuth of 315° and inclinations ranging from -45°to -80°. One drill hole was drilled across the river to the west at an azimuth of 360° to test the potential plunge of the mineralized zone while two drill holes were abandoned due to difficulties and re-drilled. A total of five drill holes, and one abandoned drill hole, targeted smaller airborne U/Th anomalies located 1.2 to 2.5 km to the northeast; these were drilled at an azimuth of 315° with inclinations of either -45° or -55°.

Details concerning the individual holes are listed in **Table 13.5** and in the following summaries.

Figure 13.6: Jacques Lake Target Area, Plan Map of 2006 DDH Locations



332400 mE
332600 mE
332800 mE
333000 mE
333200 mE
333400 mE
333600 mE
6066400 mN
6066200 mN
6066000 mN
6065800 mN
6065600 mN
JL-05-07
JL-06-29
JL-05-06
JL-05-05
JL-06-12
JL-06-13
JL-06-27
JL-06-25
JL-06-14
JL-06-15
JL-06-16
JL-06-48
JL-06-51
JL-06-17
JL-06-43
JL-06-24A
JL-06-26
JP-15
JL-06-18-19-20
JL-06-50
JP-16
JL-06-28
JL-06-30
JL-06-22
JL-06-23A
JL-06-49
JL-06-45
JL-06-47
JL-06-44
JL-06-32
JL-06-34
JL-06-35
JL-06-37
JL-06-46
JL-06-39
JL-06-41
JL-06-42
JL-05-02
JL-06-10
JL-06-11
JL-05-01
JL-06-08
JL-05-04
JL-06-21
JL-05-03
JL-06-09

Table 13.5: Summary of 2006 Jacques Lake Drilling

Hole_ID	UTM_East	UTM_North	Elevation (m)	Azimuth	Dip	Final Depth (m)
Jacques Lake Data = NAD 27, Zone 21						
JL06-008	333179	6065981	287	315	-70	385.88
JL06-009	333134	6065917	283	315	-70	395.33
JL06-010	333230	6066066	280	315	-65	431.60
JL06-011	333272	6066119	300	315	-50	468.17
JL06-012	333058	6066246	194	315	-60	306.20
JL06-013	333058	6066246	194	315	-75	303.58
JL06-014	332992	6066155	191	315	-45	303.97
JL06-015	332992	6066155	191	315	-60	328.27
JL06-016	332902	6066039	199	315	-55	350.52
JL06-017	332902	6066039	199	315	-70	352.04
JL06-018	332884	6065971	216	315	-45	318.52
JL06-019	332884	6065971	216	315	-60	398.07
JL06-020	332884	6065971	216	315	-75	318.82
JL06-021	333058	6065905	261	315	-65	366.06
JL06-022	332807	6065911	207	315	-45	333.76
JL06-023 *	332807	6065911	207	315	-60	109.66
JL06-023A	332807	6065911	207	315	-63	309.68
JL06-024 *	332921	6065006	220	315	-50	26.35
JL06-024A	332921	6066006	220	315	-50	317.29
JL06-025	333138	6066170	210	315	-65	380.09
JL06-026	332921	6066006	220	315	-70	333.76
JL06-027	333194	6066267	227	315	-55	288.65
JL06-028	332837	6065959	217	315	-55	325.22
JL06-029	333277	6066363	236	315	-55	285.60
JL06-030	332837	6065959	217	315	-70	316.08
JL06-031	333670	6067029	200	315	-45	282.55
JL06-032	332749	6065875	206	315	-50	287.73
JL06-033	333843	6067261	201	315	-45	214.96
JL06-034	332749	6065875	206	315	-65	368.81
JL06-035	332749	6065875	206	315	-80	316.08
JL06-036 *	334222	6067836	213	315	-45	18.59
JL06-036A	334222	6067836	213	315	-55	184.10
JL06-037	332694	6065799	203	315	-55	412.09
JL06-038	334371	6068024	250	315	-55	199.95
JL06-039	332609	6065772	196	315	-45	306.63
JL06-040	334451	6068110	265	315	-55	272.19

JL06-041	332609	6065772	196	315	-60	284.99
JL06-042	332550	6065749	191	315	-45	296.57
JL06-043	332809	6066011	197	315	-45	243.93
JL06-044	332624	6065864	204	315	-45	339.85
JL06-045	332955	6065893	247	315	-70	443.79
JL06-046	332402	6065773	202	360	-45	304.19
JL06-047	332921	6065862	248	315	-70	398.37
JL06-048	332933	6066128	204	315	-45	255.55
JL06-049	322988	6065934	257	315	-70	376.73
JL06-050	332946	6065965	240	315	-70	357.53
JL06-051	332850	6066041	194	315	-45	256.95
*** Denotes abandoned drill hole**						**14,475.30**

13.3.2 Drill Hole Summaries

JL06-008 **Azimuth:** 315° **Dip:** -70° **E:** 333179 **N:** 606598 **EOH:**385.88 m

This hole was drilled on the location of JL05-001 (315°/-55°) on May 12th – May 20th, 2006, to a depth of 385.88 m. JL06-008 cored sequences of heterolithic volcaniclastics in the upper 150 m, with metamorphosed intermediate volcanics below. Both units are cut by abundant mafic dykes, both pre/syn and post-kinematic. From 191.11 to 197.21 m depth, maximum scintillometer values ranged from 338 to 666 cps (in hand); from 316.08 m to 343.51 m depth, maximum values ranged from 141 to 1851 cps. Anomalous radioactivity was hosted within a very high strain, moderate to strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining.

JL06-009 **Azimuth:** 315° **Dip:** -70° **E:** 333134 **N:** 6065917 **EOH:**395.33 m

This hole was drilled on location of JL05-003 (315°/-55°) on May 20th – May 28th, 2006, to a depth of 395.33 m. JL06-009 cored sequences of heterolithic volcaniclastics in the upper 220 m, with metamorphosed intermediate volcanics below. Both units are cut by abundant mafic dykes, both pre/syn and post-kinematic. From 299.92 m to 313.03 m depth, maximum scintillometer values ranged from 613 to 3379 cps (in hand). Anomalous radioactivity was hosted within a very high strain, moderate to strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining.

JL06-010 **Azimuth:** 315° **Dip:** -65° **E:** 333235 **N:** 6066065 **EOH:** 431.60 m

JL06-010 was drilled as follow up on JL05-002 to test the down-dip extent of the mineralization. The planned target depth of 375 m was extended to 431.60 m. The upper 75 m was dominated by heterolithic metamorphosed felsic volcaniclastics typical of the

Jacques Lake property which were cut by several mafic dykes. Anomalous scintillometer values with a max of 650 cps occurred at 132 m for 2 m within a metamorphosed intermediate volcanic sequence. Mineralization did not appear again until a depth of 250 m where scintillometer values ranging from 230 to 2500 cps occurred over a 50 m interval. From 400 m to 410 m, mylonitic metamorphosed intermediate volcanics hosted radioactivity, with scintillometer values of 426 to 1200 cps. Correlating the stratigraphy in JL05-002 to JL06-010, a dip of -70° to -75° from horizontal can be inferred for the trend of the mineralization.

JL06-011 **Azimuth:** 315° **Dip:** -50° **E:** 333272 **N:** 6066119 **EOH:** 468.17m

This hole was drilled to test the northeast extension of the mineralization found in JL05-002. Drilled from June 2nd to June 10th, 2006, JL06-011 cored sequences of heterolithic metamorphosed felsic volcaniclastics, exhibiting variable amounts of strain, and metamorphosed intermediate volcanics, both of which were cut by frequent mafic dykes. The bottom 100 m contained 15 m intervals of felsic intrusives. Minimal mineralization was encountered. From 290 m to 310 m depth, a maximum scintillometer value of 880 cps was recorded, averaging 240 cps. Two anomalous highs of 597 and 344 cps occurred at 415 m and 426 m respectively. The hole was extended from a planned depth of 350 m to a total depth of 468.17 m.

JL06-012 **Azimuth:** 315° **Dip:** -60° **E:** 333058 **N:** 6066246 **EOH:** 306.20 m

Drilled between June 10th and June 14th, 2006, JL05-012 was drilled to test the down-dip extension of the mineralization found in JL05-005. Significant mineralization was encountered within the metamorphosed intermediate volcanic interval in the top 20 m of the hole, with an average scintillometer value of 330 cps and a maximum value of 1100 cps. This correlates well with the top of JL05-005. The lithologies continue to correlate down hole, with the absence of intense mineralization experienced in JL05-005. Two anomalous in hand values of 330 cps and 390 cps at 157 m and 167 m are the only correlation to the 0.1%U_3O_8/9.0m intersection in JL05-005. Several porphyritic felsic intrusive units were encountered throughout the hole. JL06-012 finished at 306.20 m as planned.

JL06-013 **Azimuth:** 315° **Dip:** -45° **E:** 333058 **N:** 6066246 **EOH:** 303.58 m

This hole was drilled on the location of JL05-005 on June 14th – June 18th, 2006, to a depth of 303.58 m. JL06-013 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 7.92 m to 26.21 m depth, maximum scintillometer values ranged from 227 to 1814 cps (in hand); from 87.17 m to 90.22 m depth, anomalous radioactivity reached a maximum scintillometer value of 1430 cps and from 120.70 m to 123.75 m depth, maximum scintillometer values reached 1020 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-014 **Azimuth:** 315° **Dip:** -45° **E:** 332992 **N:** 6066155 **EOH:** 303.97 m

This hole was drilled to test the south-western extension of the radiometric anomaly on a ~100 m step-out from JL05-005 (JL06-012 & JL06-013). The drill hole had a final depth of 303.97 m. Drilled from June 18th to June 24th, 2006, JL06-014 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldpsar-porphyritic felsic intrusives. From 20.42 m to 29.57 m depth, maximum scintillometer values ranged from 304 to 2088 cps (in hand), and from 60.05 m to 72.24 m, maximum scintillometer values ranged from 528 to 1360 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-015 **Azimuth:** 315° **Dip:** -60° **E:** 332992 **N:** 6066155 **EOH:** 328.27 m

This hole was drilled on the same set-up as JL06-014 at a steeper inclination. The drill hole had a final depth of 328.27 m. Drilled from June 24th to June 24th, 2006, JL06-015 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldpsar-porphyritic felsic intrusives. From 23.47 m to 41.76 m depth, maximum scintillometer values ranged from 198 to 1174 cps (in hand), and from 63.09 m to 124.05 m, maximum scintillometer values ranged from 179 to 2903 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-016 **Azimuth:** 315° **Dip:** -55° **E:** 332902 **N:** 6066039 **EOH:** 350.52 m

This drill hole is located on a ~150 m step-out to the southwest of JL06-014 & JL06-015. The drill hole had a final depth of 350.52 m. Drilled from June 29th to July 4th, 2006, JL06-020 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 164.59 m to 176.78 m depth, maximum scintillometer values ranged from 375 to 852 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-017 **Azimuth:** 315° **Dip:** -70° **E:** 332902 **N:** 6066039 **EOH:** 352.04 m

This hole was drilled on the location of JL06-016 from July 4th to July 8th, 2006, to a depth of 352.04 m. JL06-017 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. . From 77.72 m to 102.11 m depth, maximum scintillometer values ranged from 125 to 2900 cps (in hand), and from 190.50 m to 198.88 m, maximum scintillometer values ranged from 180 to 2236

cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-018 **Azimuth:** 315° **Dip:** -45° **E:** 332884 **N:** 6065971 **EOH:** 318.52 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-016 & JL06-017. The drill hole had a final depth of 398.07 m. Drilled from July 10th to July 13th, 2006, JL06-018 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 89.92 m to 141.73 m depth, maximum scintillometer values ranged from 412 to 4509 cps (in hand), and from 211.84 m to 227.08 m, maximum scintillometer values ranged from 455 to 1920 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-019 **Azimuth:** 315° **Dip:** -60° **E:** 332884 **N:** 6065971 **EOH:** 398.07 m

This hole was drilled on the location of JL06-018 from July 13th to July 17th, 2006. The drill hole had a final depth of 398.07 m. JL06-019 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 114.60 m to 172.52 m depth, maximum scintillometer values ranged from 350 to 5350 cps (in hand), and from 187.76 m to 196.90 m, maximum scintillometer values ranged from 255 to 1360 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-020 **Azimuth:** 315° **Dip:** -75° **E:** 332884 **N:** 6065971 **EOH:** 318.82 m

This hole was drilled on the same set-up as JL06-018 & JL06-019 at a steeper declination. The drill hole had a final depth of 318.82 m. Drilled from July 17th to July 20th, 2006, JL06-020 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 135.94 m to 196.90 m depth, maximum scintillometer values ranged from 208 to 4645 cps (in hand), and from 215.19 m to 236.52 m, maximum scintillometer values ranged from 253 to 1661 cps. An additional small anomalous zone was present at 257 m depth, reaching 1486 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-021 **Azimuth:** 315° **Dip:** -65° **E:** 333048 **N:** 6065914 **EOH:** 366.06 m

This hole was drilled on the same set-up as JL05-004 at a steeper declination. The drill hole had a final depth of 366.06 m. Drilled from July 20th to July 27th, 2006, JL06-021 cored sequences of strongly strained heterolithic volcaniclastics and metamorphosed intermediate volcanics cut by abundant mafic dykes and with a zone of coarse feldspar-porphyritic felsic intrusive at the bottom. From 163.37 m to 184.71 m depth, maximum scintillometer values ranged from 272 to 1569 cps (in hand), and from 309.68 m to 353.87 m, maximum scintillometer values ranged from 275 to 1163 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-022 **Azimuth:** 315° **Dip:** -45° **E:** 332807 **N:** 6065911 **EOH:** 333.76 m

This drill hole is located ~100 m to the southwest of JL06-018/019/020, and is to test the western extension of the airborne magnetic anomaly. Drilled from July 27th to August 1st, 2006, JL06-022 cored sequences of metamorphosed mafic intrusives, slightly to moderately mineralized metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 59.44 m to 117.35 m depth, maximum scintillometer values ranged from 219 to 2336 cps (in hand), and from 193.55 m to 202.69 m depth, maximum scintillometer values ranged from 563 to 3066 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-023 **Azimuth:** 315° **Dip:**-60° **E:** 332807 **N:** 6065911 **EOH:** 109.66 m

Drilled between August 1st and August 2nd, 2006 on the location of JL06-022, this drill hole was abandoned at a depth of 109.66 m due to drilling difficulties. JL06-023 cored approximately 65 m of the metamorphosed mafic intrusive unit overlying the metamorphosed intermediate volcanics. At 70.54 m depth, ~23 m of mineralized metamorphosed intermediate volcanics with increased hematite alteration was intersected. This interval averaged 595 cps with 6 m averaging 850 cps and containing a maximum scintillometer value of 3550 cps (in hand). JL06-023A was drilled to replace this abandoned drill hole.

JL06-023A **Azimuth:** 315° **Dip:**-63° **E:** 332807 **N:** 6065911 **EOH:** 309.68 m

On the location of JL06-022 and as a replacement to JL06-023, this drill hole has a final depth of 309.68 m. Drilled between August 2nd and August 6th, 2006, JL06-023A cored lithological sequences very similar to what was encountered in JL06-023. The upper ~65 m consisted of metamorphosed mafic intrusive, followed by mineralized metamorphosed intermediate volcanics at ~75 m depth. This 33 m interval averaged 442 cps with a maximum scintillometer value of 1279 cps (in hand), with ~5 m averaging 700 cps. Metamorphosed intermediate volcanics continued to dominate the remainder of the drill hole with minor interruptions from mafic dykes and the metamorphosed mafic intrusive. Additional mineralization occurred as minor pockets 1-7.5 m wide until ~230

m depth. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-024 **Azimuth:** 315° **Dip:**-45° **E:** 332852 **N:** 6065941 **EOH:** 26.35 m

JL06-024 was cored from August 6th to August 7th, 2006, and is located ~25 m northeast of JL06-018/019/020 to infill the zone located between JL06-016/017 and JL06-018/019/020. The drill hole was abandoned at a depth of 26.35 m due to drilling difficulties.

JL06-024A **Azimuth:** 315° **Dip:**-50° **E:** 332852 **N:** 6065941 **EOH:** 317.29 m

Drilled on the location of JL06-024 between August 7th and August 11th, 2006, JL06-024A has a final depth of 317.29 m. This drill hole cored sequences of metamorphosed intermediate volcanics and metamorphosed mafic intrusives, cut by abundant post-kinematic mafic dykes and a coarse feldspar porphyritic felsic intrusive. Slight mineralization was intersected within the drill hole; at 116.30 m depth, 1.5 m averaged 800 cps; at ~133 m, 0.5 m interval averaged 1190 cps; and at ~267 m, scintillometer values reached 417 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-025 **Azimuth:** 315° **Dip:** -65° **E:** 333138 **N:** 6066170 **EOH:** 380.09 m

This drill hole is located on a ~100 m step-back to the southeast of JL05-005/JL06-012/013. The drill hole had a final depth of 380.09 m. Drilled from August 9th to August 14th, 2006, JL06-025 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 249.02 m to 261.21 m depth, maximum scintillometer values ranged from 466 to 1199 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-026 **Azimuth:** 315° **Dip:** -70° **E:** 332921 **N:** 6066006 **EOH:** 333.76 m

This hole was drilled on the location of JL06-024 from August 11th to August 15th, 2006. The drill hole had a final depth of 333.76 m. JL06-026 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 168.86 m to 184.10 m depth, maximum scintillometer values ranged from 112 to 1192 cps (in hand), from 202.69 m to 214.88 m depth, maximum scintillometer values ranged from 407 to 2692 cps, from 230.12 m to 245.36 m depth, maximum scintillometer values ranged from 193 to 3050 cps, and from 278.89 m to 288.04 m, maximum scintillometer values ranged from 433 to 2007 cps. Anomalous

radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-027 **Azimuth:** 315° **Dip:** -55° **E:** 333194 **N:** 6066267 **EOH:** 288.65 m

This drill hole is located on a ~100 m step-out to the northeast of JL06-025, and ~100 m to the southeast of JL05-006. The drill hole had a final depth of 288.65 m. Drilled from August 14th to August 20th, 2006, JL06-027 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 175.87 m to 188.06 m depth, maximum scintillometer values ranged from 305 to 1297 cps (in hand), and from 233.78 m to 239.88 m, maximum scintillometer values ranged from 396 to 1161 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-028 **Azimuth:** 315° **Dip:** -55° **E:** 332837 **N:** 6065959 **EOH:** 325.22 m

This drill hole was drilled as a ~50 m infill between JL06-018/019/020 & JL06-022/023/023A. The drill hole had a final depth of 325.22 m. Drilled from July 16th to July 22nd, 2006, JL06-028 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 78.13 m to 142.34 m depth, maximum scintillometer values ranged from 212 to 4952 cps (in hand), and from 206.35 m to 227.68 m, maximum scintillometer values ranged from 406 to 1118 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-029 **Azimuth:** 315° **Dip:**-50° **E:** 333277 **N:** 6066363 **EOH:** 285.60 m

Drill hole JL06-029 commenced drilling on August 20th, 2006, located approximately 100 m south east of JL05-007. It was designed to test the width of the lower northeast-trending ore zone. The upper 230 m of the drill hole was dominated by metamorphosed intermediate volcanics cut by abundant post-kinematic dykes. Three metres of mineralized core was intersected at 219 m averaging 360 cps and having a maximum scintillometer value of 1134 cps. The final depth of 285.60 m was reached on August 24th, 2006 with the lower 50 m being composed of mafic dykes and a coarse, feldspar-porphyritic felsic intrusives. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-031 **Azimuth:** 315° **Dip:**-50° **E:** 333670 **N:** 6067029 **EOH:** 282.55 m

JL06-031 was the first of five drill holes planned to explore the north-eastern radiometric and magnetic anomalies. The set up was located approximately 1.2 km northeast of JL06-029 and JL05-007. Drilled between August 25th and August 29th, JL06-031 has a final depth of 282.55 m, and cored sequences of metamorphosed intermediate volcanics and metamorphosed volcaniclastics, both cut by frequent post-kinematic mafic dykes. Mineralization occurred at 167 m with 0.5 m averaging 1475 cps and between 190 m and 195 m with maximum scintillometer values near 400 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-032 **Azimuth:** 315° **Dip:** -50° **E:** 332749 **N:** 6065875 **EOH:** 287.73 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-022/023/023A. The drill hole had a final depth of 287.73 m. Drilled from August 25th to August 29th, 2006, JL06-032 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 34.74 m to 65.23 m depth, maximum scintillometer values ranged from 211 to 5346 cps (in hand), and from 101.80 m to 120.09 m, maximum scintillometer values ranged from 354 to 1849 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-033 **Azimuth:** 315° **Dip:**-45° **E:** 332843 **N:** 6067261 **EOH:** 213.96 m

Drilled approximately 300 m northeast of JL06-031 between August 29th and September 2nd, 2006, this drill hole has a final depth of 213.60 m. JL06-033 cored sequences of metamorphosed intermediate volcanics cut by frequent post-kinematic mafic dykes and occasional intervals of coarse, feldspar-porphyritic felsic intrusives. At ~45 m depth, 2.5 m of slight mineralization was intersected, averaging 450 cps and having a maximum scintillometer value of 1714 cps (in hand). Small zones of <0.5 m length were intersected with elevated scintillometer values of ~300 cps further down-hole. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-034 **Azimuth:** 315° **Dip:** -65° **E:** 332749 **N:** 6065875 **EOH:** 368.81 m

Drilled on the location of JL06-032 between August 29th and September 2nd, 2006, this drill hole had a final depth of 368.81 m. JL06-034 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 37.49 m to 58.83 m depth, maximum scintillometer values ranged from 1447 to 3458 cps (in hand); from 125.88 m 138.07 m depth, maximum scintillometer values ranged from 1354 to 3136 cps; and from 156.36 m to 183.79 m depth, maximum scintillometer values ranged from 704 to 2996 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-035 **Azimuth:** 315° **Dip:** -80° **E:** 332749 **N:** 6065875 **EOH:** 316.08 m

Drilled on the location of JL06-032/034 between September 2nd and September 4th, 2006, this drill hole had a final depth of 316.08 m. JL06-035 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 44.81 m to 72.24 m depth, maximum scintillometer values ranged from 1107 to 2336 cps (in hand); from 233.78 m 255.12 m depth, maximum scintillometer values ranged from 261 to 1016 cps; and from 261.21 m to 285.60 m depth, maximum scintillometer values ranged from 389 to 1427 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-036 **Azimuth:** 315° **Dip:**-45° **E:** 334222 **N:** 6067836 **EOH:** 18.59 m

Drill hole JL06-036 began coring on September 2nd, 2006, located approximately 700 m northeast of JL06-033. After coring 18.59 m of the coarse feldspar-porphyritic felsic intrusive, the drill hole was abandoned on September 4th due to drilling difficulties.

JL06-036A **Azimuth:** 315° **Dip:** -55° **E:** 334222 **N:** 6067836 **EOH:** 184.10 m

JL06-036A was commenced on September 5th, 2006 in the same location as JL06-036. To alleviate the complications with overburden the dip was steepened to -55°. There were three major units in the drill hole. The upper 37 m consisted of a coarse feldspar porphyritic felsic intrusion. This was followed by metamorphosed intermediate volcaniclastics which had experienced weak strain. At 132m depth metamorphosed intermediate volcanics were intersected. This unit was silicified with moderate hematite alteration and weak strain. No mineralization, as detected by the scintillometer, was recognized in the drill hole. All scintillometer values were less than 200cps. The drill hole ended on September 8th, 2006 at a total depth of 184.10m.

JL06-037 **Azimuth:** 315° **Dip:** -55° **E:** 332694 **N:** 6065799 **EOH:** 412.09 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-032/034/035. The drill hole had a final depth of 412.09 m. Drilled from September 5th to September 10th, 2006, JL06-037 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. No significant mineralization was encountered in this drill hole, most likely as a result of faulting present in the rock.

JL06-038 **Azimuth:** 315° **Dip:** -55° **E:** 334371 **N:** 6068024 **EOH:** 199.95 m

Drill hole JL06-038 was started on September 8th, 2006. Located 300 m north-east of JL06-036/036A, its purpose was to further test the radiometric and magnetic anomalies along their strike. The drilling intersected a sequence of weakly strained polylithic metamorphosed felsic volcaniclastics which were cut by post kinematic mafic dykes. The volcaniclastics were clast dominated with a chloritized matrix. No mineralization was intersected as indicated by the scintillometer. Drilling was terminated on September 13th, 2006 at a total depth of 199.95 m.

JL06-039 **Azimuth:** 315° **Dip:** -45° **E:** 332609 **N:** 6065772 **EOH:** 306.63 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-037 and has a final depth of 306.60 m. Drilled from September 10th to September 13th, 2006, JL06-039 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 132.89 m to 142.04 m depth, maximum scintillometer values ranged from 523 to 1959 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-040 **Azimuth:** 315° **Dip:** -55° **E:** 334451 **N:** 6068110 **EOH:** 272.19 m

JL06-040 began coring on September 13th, 2006 and is located 125 m to the northeast of JL06-038. No mineralization was intersected as detected by the scintillometer. The lithologies displayed more variation than previously encountered in this area of the property. The upper ~30 m consisted of moderately strained metamorphosed intermediate volcanics cut by a felsic dyke. From ~30 m to ~80 m depth, a series of feldspar-porphyritic felsic dykes cut by fresher mafic dykes was cored; followed by ~90 m of metamorphosed polylithic felsic volcaniclastics with variable chlorite and hematite alteration. The lower 100 m were dominated by a granitoid felsic intrusive. The hole ended at a total depth of 272.19 m on September 18th, 2006.

JL06-041 **Azimuth:** 315° **Dip:** -55° **E:** 332609 **N:** 6065772 **EOH:** 284.99 m

This hole was drilled on the location of JL06-039 and was drilled between September 13th and September 16th, 2006. This drill hole had a final depth of 284.99 m. JL06-041 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by occasional small mafic dykes. No significant mineralization was encountered in this drill hole.

JL06-042 **Azimuth:** 315° **Dip:** -45° **E:** 332550 **N:** 6065749 **EOH:** 296.57 m

Drill hole JL06-042 commenced on September 16th, 2006 and is located approximately 100 m west southwest of JL06-039/041. The hole tested the extension of the radiometric and magnetic anomaly intersected in JL06-018/019/020 along-strike. The drill cored sequences of polylithic metamorphosed felsic volcaniclastics, metamorphosed intermediate volcanics and metamorphosed, biotite-rich mafic intrusives, all cut by abundant post-kinematic mafic dykes. Maximum scintillometer values ranging from 300 to 580 cps occurred between 7.7 – 10.8 m; a 0.35 m interval at ~30 m depth with scintillometer values ranging from 345 to 1140 cps; and an isolated value of 978 cps occurred at 189 m depth. The hole ended with a final depth of 296.57 m on September 20th, 2006.

JL06-043 **Azimuth:** 315° **Dip:** -45° **E:** 332809 **N:** 6066011 **EOH:** 243.93 m

This hole is a test the continuity of mineralization up-dip of holes JL06-018/019/020 and is located approximately 100 m to the northwest. Mineralization was intersected 9.50 m down-hole, indicating continuity with JL06-018/019/020. A number of mineralized zones were encountered within a sequence of metamorphosed intermediate volcanic rocks that is cut by mafic dykes. Scintillometer values indicate strong mineralization from 9.58 m to 13.00 m, from 22.00 m to 25.18 m, and lesser values between 31.20 m and 39.94 m. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking. A fault was encountered at 159 m depth; therefore the hole was extended as a test for repetition of the mineralized sequences. Lithologies below the fault correlate with other holes in the area and are not indicative of significant displacement.

JL06-044 **Azimuth:** 315° **Dip:** -45° **E:** 332624 **N:** 6065864 **EOH:** 339.85 m

Drilled between September 20th and September 24th, 2006, this drill hole targeted surface mineralization in the river located on the western end of the magnetic and radiometric trend. Mineralization was expected near the top of the hole but was not intersected. The hole collared into 45 m of metamorphosed intermediate volcanic rocks with patchy hematite alteration and some chlorite-magnetite-calcite +/- hematite though no significant mineralization was encountered. This unit was underlain by the coarse feldspar-porphyritic felsic intrusive, numerous mafic dykes and into a fault within metamorphosed intermediate volcanic rock. The fault correlates with that in holes nearby

and does not seem to cause significant displacement. The hole was completed at 339.85 m within an extensive quartz monzonite.

JL06-045 **Azimuth:** 315° **Dip:** -70° **E:** 332955 **N:** 6065893 **EOH:** 443.79 m

Located 100 m on-section to the southeast from drill holes JL06-018/019/020, this drill hole has a final depth of 443.79 m. Drilled between September 23rd and October 2nd, 2006, JL06-045 cored sequences of strongly to intensely silicified felsic volcaniclastics and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional coarse, feldspar-porphyritic felsic intrusives. Between 111.56 m and 114.60 m depth, maximum scintillometer values reached 1459 cps (in hand); between 270.05 m and 321.87 m depth, maximum scintillometer values ranged from 285 to 5148 cps; and from 346.25 m to 358.44 m depth, maximum scintillometer values ranged from 1289 cps to 3061 cps. Anomalous radioactivity is hosted with a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-046 **Azimuth:** 360° **Dip:** -45° **E:** 332402 **N:** 6065773 **EOH:** 304.19 m

This hole is a test of the magnetic anomaly along trend from known mineralization to the east and represents the westernmost drill hole to date. A thick sequence of mafic intrusions and dykes with minor felsic intrusions were cored throughout this hole. No significant mineralization was encountered.

JL06-047 **Azimuth:** 315° **Dip:** -70° **E:** 332921 **N:** 6065862 **EOH:** 398.37 m

This drill hole is located 100 m, on section, to the southeast from drill holes JL06-028/030 and has a final depth of 398.37 m. Drilled between September 29th and October 4th, JL06-047 cored sequences of intensely silicified heterolithic volcaniclastic mylonite and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar-porphyritic felsic intrusives. Slight mineralization was encountered in this drill hole, with maximum scintillometer values reaching 784 cps (in hand) at 252.20 m depth, 796 cps at 258.00 m depth, and 942 cps at 275.85 m depth. This anomalous radioactivity was hosted within highly strained and strongly pervasively hematite altered metamorphosed intermediate volcanics, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-048 **Azimuth:** 315° **Dip:** -45° **E:** 332921 **N:** 6065862 **EOH:** 255.55 m

Located 100 m to the southwest of JL06-014/015 and on section with JL05-003/JL06-009, this drill hole has a final depth of 255.55 m. Drilled between October 2nd and October 5th, 2006, JL06-048 cored sequences of biotite-rich metamorphosed mafic intrusives and metamorphosed intermediate volcanics, both of which were cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar porphyritic felsic intrusives. From 31.39 m to 46.63 m depth, maximum scintillometer values ranged between 463 cps and 2582 cps (in hand), and from 131.98 m

to 147.22 m depth, maximum scintillometer values ranged from 264 cps to 1168 cps. Anomalous radioactivity was hosted within highly strained and strongly pervasively hematite altered metamorphosed intermediate volcanics, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-049 **Azimuth:** 315° **Dip:** -70° **E:** 332988 **N:** 6065934 **EOH:** 376.73 m

This drill hole is located on a ~100 m step-back to the southeast of JL06-018/019/020 and is approximately 25 metres off-section to the northeast. The drill hole had a final depth of 376.73 m. Drilled from October 4th to October 16th, 2006, JL06-049 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 260.91 m to 306.63 m depth, maximum scintillometer values ranged from 264 to 3193 cps (in hand); and from 343.20 m 355.40 m depth, maximum scintillometer values ranged from 726 to 4398 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-050 **Azimuth:** 315° **Dip:** -70° **E:** 332946 **N:** 6065965 **EOH:** 357.53 m

Drilled between October 5th and October 10th, 2006, this drill hole is located approximately 100 m to the east of JL06-018/019/020 and has a final depth of 357.53 m. JL06-050 cored sequences of biotite-rich metamorphosed mafic intrusives and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar porphyritic felsic intrusives. From 217.32 m to 256.95 m depth, maximum scintillometer values ranged from 243 cps to 4280 cps (in hand). Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-051 **Azimuth:** 315° **Dip:** -45° **E:** 332850 **N:** 6066041 **EOH:** 256.96 m

This drill hole is located on a ~50 m step-out to the northeast of JL06-043 to test the plunge/extension of the mineralized zone. The drill hole had a final depth of 256.96 m. Drilled from October 16th to October 21st, 2006, JL06-051 cored sequences of highly strained metamorphosed intermediate volcanics and biotite-rich metamorphic mafic intrusives, both of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. Minor mineralization was encountered in this drill hole: from 141.12 m to 159.41 m depth, maximum scintillometer values ranged from 276 to 1276 cps (in hand), with minor anomalous spikes of elevated scintillometer readings throughout. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

13.3.3 Discussion

Initial components of the Jacques Lake diamond drill programs, including the 2005 program and early portion of the 2006 program, focused on testing the two airborne U/Th anomalies and follow-up results returned from the 2005 field program. Further drilling indicates mineralization occurring along strike to the southwest of the western radiometric anomaly with the most significant results occurring with little or no airborne U/Th signature. In addition, five holes were drilled approximately 1.2 – 2.5 km to the northeast, along strike, from the western radiometric anomaly.

a) Eastern Radiometric Anomaly - Drill holes JL06-08 through JL06-011 were drilled from the top of the ridge to the south of Jacques Lake over a 200 m strike length, in order to test the eastern branch of the airborne U/Th anomaly and follow up results returned in 2005. Drill holes JL06-08 through JL06-011 all intersected zones of anomalous radioactivity (>200 cps over several m) **(Figures 13.7 and 13.8 and Table 13.6).**

In drill core, a drastic increase in strain was observed from southeast to northwest, with the heterolithic volcaniclastic unit being relatively unstrained and unfoliated in the south-east and becoming progressively higher strain towards the north-west. The "cliff" at Jacques Lake represents the centre of this high strain corridor.

b) Western Radiometric Anomaly - Drill holes JL06-012 through JL06-020 were drilled from the base of the ridge in order to test the western branch of the airborne U/Th anomaly and follow up on results returned from JL05-005. The holes, JL06-018, JL06-019 and JL06-020, drilled 100 m from the head of the anomaly, returned the most significant results from the Jacques Lake drilling program with intercepts up to **0.11 %U_3O_8/57.71 m.**

Consequently, these intercepts resulted in the drill program being modified to follow mineralization along strike to the southwest with the majority of holes being drilled to delineate the extension of anomalous radioactivity. Of these drill holes, JL06-028 and JL06-030 (located 50 m to the southwest of JL06-018/019/020) returned intercepts up to **0.07%U_3O_8/56.50 m including 1.10%U_3O_8/9.00 m** and JL06-032, JL06-034 and JL06-035 (located 150 m to the southwest of JL06-018/019/020) returned intercepts up to **0.30%U_3O_8/11.00 m** and **0.10%U_3O_8/25.50 m**.

In addition, holes JL06-045, JL06-047, and JL06-049 were collared up the slope of the ridge to test the extent of mineralization down-dip of several drill holes that had significant results returned. These were drilled approximately on section with JL06-018/019/020, JL06-024A/026 and JL06-028/030 to depths ranging from 376.73 m to 443.79 m. Significant results returned from these drill holes include **0.13%U_3O_8/27.50 m including 0.25%U_3O_8/5.35 m** and indicate the extent of mineralization is open at depth.

Drill holes JL05-006 and JL05-007, collared further to the north-east from JL05-005, did not intersect any anomalous radioactivity downhole. The position of these drill holes corresponds to the main body of the western radiometric anomaly, indicating that this portion of the airborne anomaly may be a product of a boulder dispersion train, sourced from the outcropping mineralization in the south-western portion of the project area. This conclusion is supported by the presence of radioactive boulders, similar in appearance to outcropping mineralization, along the Jacques Lake trend.

c) Northern Radiometric Anomalies – Five drill holes, JL06-031; JL06-033; JL06-036A (JL06-036 was abandoned due to drilling difficulties); JL06-038; and JL06-040, targeted several smaller U/Th airborne anomalies located approximately 1.2 – 2.5 km to the northeast, along strike, from the western radiometric anomaly. Narrow anomalous mineralization was encountered in JL06-031 and JL06-033, but the remaining drill holes returned no significant values. As in JL05-006 and JL05-007, the airborne anomalies observed in this section of the Jacques Lake target area may be a result of glacial transport of radioactive material from the southwest.

d) Summary - Uranium mineralization observed in Jacques Lake drill core is associated with a fine-grained to aphanitic, highly strained to mylonitic metamorphosed intermediate volcanic unit. This unit is variably pervasively hematite-altered, with strong magnetite + actinolite + calcite veining. Anomalous intersections were generally broad and generally in excess of 10 m. High-grade values (*i.e.,* intersection with > 1000 cps) were generally discreet with down-hole lengths of 20 cm maximum. Similarities with Michelin mineralization include variable hematite alteration within a strongly sheared host rock. However, the intensity of magnetite and calcite veining is much higher at Jacques Lake as well as overall SiO_2 content in whole-rock geochemistry is significantly lower.

In summary, drilling at Jacques Lake intersected anomalous zones of uranium mineralization over a strike length of approximately 500 m on and to the southwest of the Western anomaly and 200 m on the Eastern anomaly. This may represent a continuous sheet or a series of individual uraniferous shoots. Observations from drill core include a strong stretching lineation of approximately 70° to the south-east so the potential exists for shoots similar in style and size to the main Michelin zones.

In light of the 2006 results from drilling at Jacques Lake, an intensive follow-up drill program is recommended for 2007. This drill program will initially test the down-dip and down-plunge extension of existing mineralization as well as the possible strike extensions of the known mineralized zones. As the drill holes with most significant results were collared in areas with little or no airborne U/Th signature and known mineralization has not been tested at depths greater than 200 vertical metres, the potential for other discoveries within the Jacques Lake target area is considered excellent.

Figure 13.7: Jacques Lake Target Area, DDH Cross-Section JL06-018, 019, 020


-100 mE
0 mE
100 mE
200 mE
300 mE
400 mE
200 mN
100 mN
0 mN
-100 mN
Ore Zone
2006 CMB Project
Jacques Lake Target
Drill Section with Geology
and ore zone
looking ~45 degrees

Figure 13.8: Jacques Lake Target Area, DDH Vertical Section


SW
NE
JL-06-32
0.30% U3O8 over 11.0 m
JL-06-43
0.11% U3O8 over 32.72m
JL-06-18
0.21% U3O8 over 21.0 m
JL-05-05
JL-06-12
JL-06-37
JL-06-23A
JL-06-22
JL-06-16
JL-06-24A
JL-06-17
JL-06-19
0.10% U3O8 over 46.0 m
JL-06-14
JL-06-15
JL-06-13
JL-06-35
0.10% U3O8 over 25.5 m
JL-06-34
0.19% U3O8 over 14.0 m
JL-06-28
0.12% U3O8 over 37.0m
JL-06-30
0.06% U3O8 over 51.0m
JL-06-20
0.11% U3O8 over 57.7 m
JL-06-45
0.13% U3O8 over 27.5 m and
0.12% U3O8 over 10.0 m
JL-05-04
JL-06-26
JL-06-21
JL-06-27
JL-06-11
JL-06-25
JL-06-10
0
100
200
metres
a_rora
energy to change the world

IDW Interpolation - 5m cell size

Jacques Lake Long Section as of 1 December, 2006

Table13.6: Summary of 2006 Jacques Lake Assay Composites

Hole ID	From	To	%U3O8	Interval
JL06-08	332.00	334.49	0.15	2.49
incl.	334.00	334.49	0.30	0.49
JL06-09	300.00	310.00	0.12	10.00
incl.	302.35	305.47	0.35	2.12
and	308.00	310.00	0.10	2.00
JL06-010	292.00	302.00	0.11	10.00
incl.	297.00	299.00	0.23	2.00
and	280.43	281.30	0.87	0.33
JL06-011	NSV			
JL06-012	NSV			
JL06-013	8.00	10.00	0.12	2.00
and	87.42	89.54	0.11	2.12
JL06-014	60.08	72.00	0.08	11.92
incl.	69.00	72.00	0.11	3.00
and incl.	62.00	64.00	0.09	2.00
JL06-015	78.00	83.00	0.12	5.00
and	93.00	97.50	0.09	4.50
and	121.00	122.00	0.10	1.00
JL06-016	168.50	174.06	0.07	5.56
JL06-017	92.50	95.76	0.21	3.26
and	197.00	198.00	0.15	1.00
JL06-018	96.54	117.56	0.21	21.02
incl.	96.54	99.50	0.21	3.85
and incl.	102.50	114.50	0.30	12.00
and	122.00	127.00	0.11	5.00
JL06-019	118.00	164.00	0.10	46.00
incl.	118.00	143.00	0.12	25.00
incl.	138.00	143.00	0.12	5.00
JL06-020	137.89	195.60	0.11	57.71
incl.	137.89	159.00	0.13	21.11
and incl.	176.00	181.00	0.20	5.00
and incl.	187.50	194.50	0.20	7.00
JL06-022	64.00	77.00	0.12	13.00
and	80.50	82.50	0.10	2.00
and	90.50	91.70	0.11	1.20
and	94.90	97.00	0.12	2.10
and	199.00	200.00	0.19	1.00
JL06-023	76.50	89.50	0.15	13.00
JL06-023A	78.00	94.00	0.12	14.50

and	204.50	206.50	0.14	2.00
JL06-024A	132.70	133.70	0.12	1.00
JL06-025	22.45	23.45	0.14	1.00
JL06-026	169.00	177.00	0.09	8.00
and	202.70	208.70	0.10	6.00
and	232.50	234.65	0.13	2.15
and	281.56	283.56	0.10	2.00
JL06-027	NSV			
JL06-028	90.00	127.00	0.12	37.00
JL06-029	NSV			
JL06-030	113.50	170.00	0.07	56.50
incl.	113.50	122.50	1.10	9.00
and incl.	134.00	139.00	0.17	5.00
and incl.	151.00	161.00	0.14	10.00
JL06-031	NSV			
JL06-032	37.00	48.00	0.30	11.00
and	61.50	62.50	0.18	1.00
and	117.00	118.81	0.14	1.81
JL06-033	NSV			
JL06-034	39.50	53.50	0.19	14.00
and	58.50	60.50	0.11	2.00
and	133.00	134.93	0.16	1.93
and	175.74	183.50	0.06	7.76
JL06-035	45.00	70.50	0.10	25.50
and	272.00	273.00	0.13	1.00
JL06-036A	NSV			
JL06-037	NSV			
JL06-038	NSV			
JL06-039	NSV			
JL06-040	NSV			
JL06-041	NSV			
JL06-042	NSV			
JL06-043	9.58	39.00	0.11	29.42
including	9.58	13.00	0.30	3.42
and incl.	19.00	25.18	0.16	6.18
and incl.	30.30	39.00	0.12	8.70
JL06-044	NSV			
JL06-045	278.50	306.00	0.13	27.50
including	278.50	283.00	0.16	4.50
and incl.	287.80	293.50	0.25	5.35
and	347.00	357.00	0.12	10.00
JL06-046	No Samples taken			
JL06-047	275.00	276.15	0.12	1.15

JL06-048	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL06-049	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL06-050	239.05	256.18	0.16	17.13
JL06-051	NSV			

13.4 GEAR TARGET AREA

13.4.1 Introduction

A total of **four diamond drill holes** were completed on the Gear property during the 2006 field season (**Figure 13.9**). This work produced **792.08 m** of core. Drilling was focused on confirming results from Brinex drilling and testing the down dip exploration potential beneath know zones of uranium mineralization. Details of the drilling can be found in **Table 13.7** and in the following descriptions.

Figure 13.9: Gear Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology


337100 mE
337200 mE
337300 mE
G70-147
G70-145
G70-149
G70-146
G-06-02
Siltstone and Schist
6091100 mN

Table 13.7: Summary of 2006 Gear Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Gear Data = NAD 83, Zone 21						
G06-001	337198	6091258	140	300	-60	48.67
G06-001A	337198	6091258	140	300	-60	279.50
G06-002	337198	6091258	143	300	-75	273.41
G06-003	337149	6091370	143	300	-45	190.50
					Total:	792.08m

13.4.2 Drill Hole Summaries

G06-001 **Azimuth:** 300° **Dip:**-60° **E:** 337081 **N:** 6091036 **EOH:** 48.67 m

Drilling commenced on the Gear property on October 16, 2006 with a twin of Brinex hole G70-146. The hole was terminated ahead of schedule the following day due to drill rods being stuck and drilling was unable to continue. The drill was shifted as little as possible and the hole was re-started.

G06-001A **Azimuth:** 300° **Dip:**-60° **E:** 337081 **N:** 6091036 **EOH:** 279.50 m

This twin of Brinex hole G70-146 was re-started on October 17th, 2006. The drill cored into a mylonitic metaconglomerate which graded into a mylonitic arkose at an approximate depth of 30m. The mylonitic arkose continued to a depth of 180 m with variable amounts of hematite, chlorite and epidote alteration. Disseminated carbonate occurred for patches throughout this interval. As well, frequent mafic dykes and occasional felsic dykes cut the unit. At 180 m a pre-kinematic mafic dyke separated the arkose from the underlying mylonitic argillite. Sulphide veining began to occur at this depth. It was dominated by pyrite, chalcopyrite and later in the hole (after 246 m) pyrrhotite. Mineralization occurred within the argillite from 217-259 m. This unit also hosted strong magnetite, abundant biotite and frequent fine-grained mafic veinlets. Three intervals of radioactivity occur as follows: 217-221 m averaged 496 cps, 222.5-231 m averaged 748 cps and 229-231 m averaged 1460 cps. The maximum scintillometer value recorded was 5940 cps at 230.20 m (all in hand measurements). No radioactivity was detected after 259 m. The mylonitic argillite graded into a wacke at ~270 m. Drilling finished at a total depth of 279.50m on October 20th, 2006.

G06-002 **Azimuth:** 300° **Dip:**-75° **E:** 337081 **N:** 6091036 **EOH:** 273.41 m

G06-002 was commenced on October 20th, 2006 in the same location as G06-001/01A at the steepened dip of -75°. Its intention was to test the down-dip extension of mineralization. As expected the lithologies were very similar to the previous hole. The mylonitic metaconglomerate dominated the upper ~73 m of the drill hole. Underlying this was the mylonitic arkose with variable amounts and intensities of hematite, chlorite and epidote alteration. No radioactivity was encountered in the drill hole. The pre

kinematic mafic dyke seen at a depth of 180 m in the shallower hole may have been intersected at a depth of 257 m however it was underlain by additional mylonitic arkose as opposed to the argillite. The results of this drill hole demonstrate very steeply dipping units and projects mineralization at depth of approximately 300-330 m. A deeper hole is needed to test the down-dip extension of mineralization at Gear.

G06-003 **Azimuth:** 300° **Dip:**-45° **E:** 337081 **N:** 6091148 **EOH:** 190.55 m

This third and final drill hole at Gear during the 2006 field season served as a twin hole to Brinex G68-143. It started coring on October 22nd, 2006. The upper 20 m consisted of gneiss that was followed by mylonitic metasediments to a depth of 47 m. Frequent mafic dykes cut both units. The remainder of the drill hole was dominated by mylonitic argillite which hosted mineralization from 66-90 m. The following intervals of radioactivity were intersected: 66.85-74.86 m averaged 460 cps (lower 1.5 m averaged 1115 cps), 76.11-79.26 m averaged 504 cps and 80.75-90.30 m averaged 624 cps (lower 2m averaged 1185 cps). The maximum scintillometer value recorded was 5175 cps at 88.80 m (all in hand measurements). The argillite also hosted veinlets of pyrite, chalcopyrite and pyrrhotite (with minor arsenopyrite), which appeared in up to 5% abundance for 1-2 m intervals. A 7 m interval of wacke occurred at 118 m depth. The remainder of the drill hole consisted of mylonitic argillite. Drilling terminated on October 24th, 2006 at a depth of 190.55 m.

13.4.3 Discussion

Twin holes G06-001A and G06-003 returned values comparable with original Brinex results **(Figure 13.10 and Table 13.8)**. G06-001 shows good correlation with results from G70-146 in the upper portions of the hole. Local variability of mineralization in the host rock likely accounts for the offset of results from lower in the holes. This work will provide the framework for future exploration in the area.

Exploration hole G06-002 was stopped prior to target depth and failed to intersect the expected mineralization. The sequence cut in G06-01A and G06-002 indicate a steep dip to the south, indicating that the argillaceous unit hosting the mineralized sequence intersected in G06-01A extends to depth. The work carried out in 2006 will form the basis of a more extensive 2007 program to further assess the Gear target area.

Mineralization in the Gear target area is hosted within proto-mylonitic argillite with patchy disseminated carbonate and magnetite. Sulphides are present within the mineralized zone. Clusters of pyrite, chalcopyrite and occasional pyrrhotite occur with up to 5% abundance locally.

Figure 13.10: Cross Section of DDH G06-001A and G06-002 with interpreted geology and % U3O8 assay histograms



NW
SE
150mRL
100mRL
50mRL
0mRL
-50mRL
-100mRL
-150mRL
Overburden
Proto-mylonitic
clastic
metasediments
Felsic
Dyke
Meta-argillite
Mafic Dykes
G06-01A
279.5m
Mineralized
Zone
G06-02
273.41m
Aurora Energy Resources Inc.

Table 13.8: Gear Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
G06-01A	217.32	220.98	0.102	3.66	**G70-146**	210.01	213.36	0.09	3.35
and	222.81	225.00	0.128	2.19	and	220.98	222.5	0.24	1.52
and	229.00	231.00	0.332	2.00	and	245.06	347.95	0.25	2.9
					and	248.72	250.85	0.15	2.6
G06-002	NSV								
G06-003	73.00	74.86	0.167	1.86	**G70-143**	70.13	74.68	0.13	4.54
and	81.50	83.50	0.110	2.00	and	79.25	80.41	0.55	1.16
and	87.50	89.50	0.098	2.00					

13.5 INDA TARGET AREA

13.5.1 Introduction

One diamond drill hole totaling **200.25 m** was completed at the Inda property during the 2006 field season (**Figure 13.11**). The objective of this hole was to test mineralization intersected in 1969 by Brinex and provide results for an updated resource calculation of the Inda target area. Details of the drilling can be found in **Table 13.9** and in the following descriptions.

Figure 13.11: Inda Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology


334700 mE
334800 mE
I69-65
I-06-01
I70-75
I70-76
I69-64
I70-77
Siltstone and Schist
I69-74A
6089100 mN
I69-82
I69-63
I69-72
I69-73
I70-78

Table 13.9: Summary of 2006 Inda Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Inda Data = NAD 83, Zone 21						
I06-001	334724	6089504	98.75	325	-85	200.25
					Total:	200.25 m

13.5.2 Drill Hole Summaries

I06-001 **Azimuth:** 325° **Dip:**-85° **E:**334656 **N:**6089282 **EOH:**200.25 m

Located on the Inda Prospect of the Inda Lake Trend, I06-001 was drilled as a twin to Brinex hole N-69-65. Drilled from October 22nd to October 24th, 2006 the drill hole had a final depth of 200.25 m. I06-001 cored sequences of quartzite and metamorphosed felsic volcanics (possibly metasediments) both highly strained to mylonitic and aphanitic, as well as sequences of amphibolite, all of which were occasionally cut by syn- and post-kinematic mafic dykes. Significant mineralization was encountered in this drill hole. From 111.86 m to 166.73 m maximum scintillometer values ranged from 426 to >10 000 cps (in hand). Anomalous radioactivity was hosted within a highly strained, aphanitic, felsic metavolcanic (possibly metasediments) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. In addition, the mineralized intervals hosted a significant concentration of sulphides, including chalcopyrite and pyrite.

13.5.3 Discussion

Assay results from the upper portions of twin hole I06-001 returned values broadly in agreement with those returned from Brinex hole N69-65 **(Figure 13.12 and Table 13.10)**. However, the lower portions of I06-001 show a poor correlation with N69-65. Zones of mineralization cut in N69-65 were absent from I06-001 and conversely, zones of mineralization intersected in I06-001 were absent in the original Brinex drilling. Among these disparities, **I06-001** returned **6.7% U3O8 over 1.08m**, marking the highest individual assay from drill core for the 2006 program. This interval was characterized by a 5cm uranophane veinlet cutting the core axis at a very low angle. This veinlet would likely not have been cut had the drill string followed a path differing by a metre or less. Bedding and local foliation in the Inda area are quite steep and in general, fabric to core axis angles were quite low.

Mineralized intervals in the Inda Lake core were characterized by a highly strained, aphanitic, felsic metavolcanic (possibly metasedimentary) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. Additionally, mineralized intervals hosted a significant concentration of sulphide minerals, notably

chalcopyrite and pyrite. The work carried out in 2006 will form the basis of a more extensive 2007 program to further assess the Inda target area

Figure 13.12: Cross Section of DDH I06-001 showing interpreted geology and % U3O8 assay histograms



I06-01
NW
Az: 325 Dip: -85
SE
TD: 200.25m
Inda Lithologies
Felsic metavolcanics
Mafic Dyke
Mafic metavolcanics
Meta-quartzite
Metamorphosed mafic intrusion
Mineralized felsic metavolcanics
Aurora Energy Resources Inc
Inda Lake Trend
Inda Target
I06-01
NAD 83 UTM Zone 21

Table 13.10: Inda Lake Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
I06-001	49.00	52.00	0.058	3.00	N69-65	47.61	50.78	0.05	3.17
and	117.00	122.00	0.118	5.00	N69-65	118.99	127.56	0.19	8.56
and	138.52	143.00	0.142	4.48	N69-65	136.25	137.56	0.07	1.31
and	146.88	150.50	2.185	3.62	N69-65	146.79	149.87	0.04	3.08
and	163.50	166.40	0.390	2.90	N69-65	154.53	157.79	0.44	3.26
					N69-65	166.18	171.3	0.05	5.12
					N69-65	178.09	179.5	0.05	1.4

13.6 NASH TARGET AREA

13.6.1 Introduction

Two diamond drill holes totaling **140.82 m** were completed at the Nash property during the 2006 field season (**Figure 13.13**). These holes tested the mineralization recorded by Brinex in 1969. Details of the drilling can be found in **Table 13.11** and in the following summaries.

Figure 13.13: Nash Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology


332000 mE
N69-18

Table 13.11: Summary of 2006 Nash Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Nash Data = NAD 83, Zone 21						
N06-001	331882	6087639	182.33	315	-85	75.29
N06-002	331882	6087639	182.33	315	-45	65.53
					Total:	**140.82m**

13.6.2 Drill Hole Summaries

N06-001 **Azimuth:** 315° **Dip:** -85° **E:**331814 **N:**6087417 **EOH:**75.29 m

Located on the Nash Prospect of the Inda Lake Trend, N06-001 was drilled as a twin to the Brinex DDH N-69-20. Drilling began on October 24th, 2006 and finished the following day at a total depth of 75.29m. N06-001 cored sequences of highly strained to mylonitic, aphanitic metasediments and highly strained amphibolite, both occasionally cut by post-kinematic diorite dykes. From 26.52 to 32.61 m maximum scintillometer values ranged from 899 to 3529 cps (in hand). Anomalous radioactivity is hosted within aphanitic and mylonitic metasediments. The unit has strong pervasive hematite alteration and is highly magnetic. Veining of actinolite + calcite + chlorite +/- pyrite is abundant and occasionally occurs as stockworking.

N06-002 **Azimuth:** 315° **Dip:** -45° **E:**331814 **N:**6087417 **EOH:**65.53 m

Located on the same set-up as N06-001, N06-002 was drilled as a twin to the Brinex DDH N-69-19. The drill cored sequences of highly strained to mylonitic, aphanitic metasediments and highly strained amphibolite, both occasionally cut by post-kinematic diorite dykes. From 22.86 to 28.96 m maximum scintillometer values ranged from 2292 to 3039 cps (in hand). Anomalous radioactivity was hosted in the same unit as encountered in N06-001. Drilling was completed on October 26th, 2006 at a final depth of 65.53m.

13.6.3 Discussion

Twin holes N06-001 and N06-002 returned values broadly in agreement with Brinex results. N06-001 returned 0.205% U3O8 over 4m, while the original Brinex hole, N69-20, intersected 0.21% U3O8 over 5.18m **(Figure 13.14 and Table 13.12).** Additionally, N06-002 returned 0.246 % U3O8 over 3.41 m compared to the original result of 0.27 % U3O8 over 3.35 m in Brinex drill hole N69-19. The slight differences in interval length are likely due to the natural variation of uranium mineralization within the Post Hill sequence, while the offset between intervals can likely be attributed to differing heights of the drill rigs in the 2006 versus 1969 drilling. The work carried out in 2006 will form the basis for future exploration on the Nash property.

Figure 13.14: Cross Section of DDH N06-001 and N06-002 showing interpreted geology and % U3O8 assay histograms


NW
SE
Overburden
Intermediate dyke
Mineralized zone
Meta-mafic intrusive
Meta-shale
Meta-argillite
180mRL
140mRL
120mRL
100mRL
N06-02
N06-01
Aurora Energy Resources Inc.

Table 13.12: Nash Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
N06-001	28.00	32.00	0.205	4.00	**N69-20**	29.26	34.44	0.21	5.18
N06-002	23.38	26.79	0.246	3.41	**N69-19**	25.3	28.65	0.27	3.35

13.7 RAINBOW TARGET AREA

13.7.1 Introduction

During the 2006 field season, a total of **15 diamond drill holes** with a cumulative length of **2483.51 m** were completed on the Rainbow Property **(Figure 13.15).** Drilling commenced on July 7th and was completed on August 8th, 2006. The focus of the program was to verify historic drilling and to test for the possibility of ore shoots oriented similarly to those at the Michelin Deposit that lies approximately 2 km to the north-northeast.

Details concerning the individual holes are listed below in **Table 13.13** and in the summaries that follow.

Figure 13.15: Rainbow Target Area, Plan Map of 2006 DDH Locations


Section
E306278
Aurora Energy Inc.

Table 13.13: Summary of 2006 Rainbow Drilling

Hole_ID	UTM_East	UTM_North	Elevation (m)	Azimuth	Dip	Final Depth (m)
Rainbow Data = NAD 83 Zones 20 & 21						
RZ06-001	306340	6050407	304	320	-45	35.97
RZ06-001A	306340	6050407	304	320	-45	151.18
RZ06-002	306307	6050350	304	330	-45	139.29
RZ06-003	306351	6050288	306	330	-45	184.71
RZ06-004	306369	6050261	296	330	-45	242.93
RZ06-005	306259	6050350	317	330	-45	90.53
RZ06-006	306304	6050283	313	330	-54	166.73
RZ06-007	306228	6050296	315	330	-45	112.17
RZ06-008	306228	6050296	315	330	-72	139.29
RZ06-009	306426	6050447	310	330	-45	200.25
RZ06-010	306426	6050447	310	330	-70	149.95
RZ06-011	306411	6050378	310	330	-45	133.20
RZ06-012	306411	6050378	310	330	-70	160.93
RZ06-013	306502	6050434	312.2	330	-45	136.25
RZ06-014	306502	6050434	312.2	330	-70	175.87
RZ06-015	693978	6050072		330	-45	264.26
					Total:	**2,483.51**

13.7.2 Drill Hole Summaries

RZ06-001A Azimuth: 330° **Dip:** -45° **E:** 306340 **N:** 6050407 **EOH:** 151.18 m

This hole was drilled at the location of the Brinex hole RZ-71-06 as a confirmatory hole. It commenced on July 8, 2006 and was completed on July 10, 2006 at a final depth of 151.18 m. The core consisted of metamorphosed felsic volcanics to a depth of 58.71 m and underlain by interlayered felsic and mafic intrusives until 113.29m. From 113.29-147.36 m another sequence of metamorphosed felsic volcanic rock was cored, the final 3.82 m intersected felsic intrusive rocks. There were a few small mafic dykes throughout.

Mineralization is associated with the metamorphosed felsic volcanic rock, specifically the mafic minerals within. Mineralization was is very fine grained and therefore visually difficult to determine. Scintillometer values reached a maximum of 2745 cps from 39.11-58.71 m and averaged 800 cps in hand. A second lesser zone from 113.3-141.08 m had a maximum of 664 cps and averaged 350 cps in hand. These results correlate to those of RZ-71-06. RZ06-001 had to be restarted due to problems with drill pad.

RZ06-002 Azimuth: 330° **Dip:** -45° **E:** 306307 **N:** 6050350 **EOH:** 139.29 m

This hole was located about 50 m southwest of RZ06-001A to test for mineralization along strike. It commenced on July 10, 2006 and was completed on July

11, 2006 at a final depth of 139.29 m. The hole cored metamorphosed felsic volcanic rock with few thick mafic dykes to 79.32 m. The rest of the hole consisted of both mafic and felsic intrusive rocks that were cut by mafic dyking. Mineralization is associated with the mafic minerals (amphibole, biotite) in the metamorphosed felsic volcanics. Strong mineralization occurred 64.42 m for 7.28 m; maximum scintillometer value 4023 cps with an average of 1344 cps. Weaker mineralization continued to a depth of 79.32 metres (7.62 m) with maximum value of 630 cps and an average of 325 cps in hand. The mineralization was occurred where the zone was projected from surface.

RZ06-003 **Azimuth:** 330° **Dip:** -45° **E:** 306351 **N:** 6050288 **EOH:** 181.74 m

This hole was collared approximately 50 m southeast and along section from RZ06-002 to test the down-dip continuity of the mineralized zone. Drilling occurred July 11-13, 2006 and the hole was completed at a final depth of 181.74 m. The hole cored a series of metamorphosed felsic volcanic rocks, with a few mafic dykes, mafic and felsic intrusive rocks throughout in the upper 145.06 m. The rest of the hole consisted of mostly mafic intrusive rocks with minor felsic intrusives and mafic dykes. There was no mineralization encountered in this hole and the felsic volcanic rocks were relatively mafic poor compared to mineralized zones in other holes. Mafic intrusive rocks were intersected where the mineralized zone was projected from surface.

RZ06-004 **Azimuth:** 330° **Dip:** -45° **E:** 306369 **N:** 6050261 **EOH:** 242.93 m

RZ06-004 was drilled to test for mineralization further down dip of holes RZ06-002 and RZ06-003, and collared 100 m 30 m southeast of the holes respectively. Drilling was completed July 13-16, 2006 at 242.93 m final depth. The dominant lithology in the hole consisted of pervasively silicified felsic metavolcanic rocks with weak hematization and moderate strain. This sequence was cut by several chlorite-rich mafic dykes and a 10 m felsic intrusion. At approximately 180 m depth a 60 m mafic intrusion was intersected and continued to bottom of the hole. The typical host for mineralization on the Rainbow property, felsic metavolcanic rocks lacking silicification or hematite alteration, was not intersected in this hole. Mafic intrusive rocks were cored where mineralization was anticipated.

RZ06-005 **Azimuth:** 330° **Dip:** -45° **E:** 306259 **N:** 6050350 **EOH:** 90.53 m

RZ06-005 was situated approximately 50 m west of RZ06-002 and 100 m southwest of RZ06-001A to test the mineralization along strike. Coring began July 16, 2006 and finished the following day at 90.53 m. The upper 54.39 m consisted of pervasively silicified moderately strained to locally mylonitic felsic metavolcanic rocks which were cut by two mafic dykes. Mineralization occurred within mylonitic felsic metavolcanics from 48-54.4 m and is associated with increased chlorite. The scintillometer values averaged 437 cps with a maximum of 1231cps (in hand measurements). Mineralization occurred 5-10m above the projected depth and was cut off by a chlorite- and biotite-rich mafic intrusion. Coarse grained felsic dyke was intersected in the lower 3 m of the hole.

RZ06-006 **Azimuth**: 330° **Dip**: -54° **E**: 306304 **N**: 6050283 **EOH**: 166.73m

This hole began coring on July 18, 2006 and was collared approximately 80 m southwest of RZ06-005 with the intention of testing the down dip continuity of mineralization. It was completed on July 19, 2006 at a total depth of 166.73 m. The lithology in the upper 118.30 m consisted mainly of silicified felsic metavolcanic rocks with pervasive silicification which became patchy in the lower 3m. This unit was cut by both mafic and felsic dykes. Mafic intrusion with rare felsic dykes was intersected for the remainder of the hole. The mafic intrusion was intersected instead of the expected mineralization as projected from surface. Mineralization did not occur in this hole. Due to the lack of mineralization in this hole, the third hole planned on this section was cancelled.

RZ06-007 **Azimuth:** 330° **Dip:** -45° **E**: 306228 **N**: 6050296 **EOH:** 112.17 m

This hole was situated approximately 60 m southwest of RZ06-005 and was designed to test the western extent of the shallow mineralization intersected in RZ06-01a, RZ06-002 and RZ06-005. The drill began coring on July 20, 2006 and finished up the next day at a total depth of 112.17m. Mineralization was intersected at 68 m depth after drilling through intervals of silicified felsic metavolcanic rocks cut by mafic dykes. The mineralization had an average scintillometer value of 694 cps over 9 m and a maximum of 2283 cps (in hand measurements). The host rock consisted of the typical unsilicified, unhematized felsic metavolcanics with increased chlorite and fine grained mafic veinlets. It occurred shallower than anticipated according projection from surface. The mineralization was once again cut off by a chlorite- and biotite-rich mafic intrusion that was cored to the end of the hole.

RZ06-008 **Azimuth:** 330° **Dip:** -72° **E**: 306228 **N**: 6050296 **EOH:** 139.29 m

RZ06-008 was drilled at the same location as RZ06-007 at a steeper dip of -72°. The drill began coring on July 22, 2006 and finished the next day at a total depth of 139.29 m. Ninety metres of silicified felsic metavolcanic rocks cut by mafic and felsic dykes were drilled prior to the intersection of unsilicified felsic metavolcanic that typically hosts mineralization. At 97 m scintillometer values reached a maximum of 458 cps (in hand) and no significant interval of mineralization was intersected. At 98.37 a coarse grained felsic dyke truncated the felsic metavolcanic rock and was in turn underlain by the mafic intrusion which typically occurring at the bottom of the sequence.

RZ06-009 **Azimuth:** 330° **Dip:** -45° **E**: 306426 **N**: 6050447 **EOH:** 200.25 m

Due to the presence of mafic intrusive rock where mineralization was projected in drill holes RZ06-003, 04 and 06, the drill was moved northeast of RZ06-001A to test for an eastern ore shoot. RZ06-009 was situated approximately 90 m northeast of RZ06-001A to investigate positive historic drilling results in hole RZ-71-11. The drill began July 23, 2006 and finished on July 26, 2006 at a total depth of 200.25 m after coring the

silicified felsic metavolcanic rocks underlying the mafic intrusion. From surface to approximately 55 m, silicified and weakly hematized felsic metavolcanic rocks with minor felsic and mafic dykes were intersected. This was underlain by 14 m of unsilicified felsic metavolcanic rocks with the lower 5 m having a scintillometer average of 472 cps and a maximum of 1252 cps (in hand measurements). Mineralization was associated with pervasive chlorite. At 69.81 m the mafic intrusion, with variable amounts of fine grained chlorite and biotite, was intersected for approximately 60 m. Minor intervals of felsic dyking also occurred. At 134 m the silicified felsic metavolcanic rock re-appeared and dominated the remainder of the drill hole. No additional mineralization was intersected.

RZ06-010 **Azimuth:** 330° **Dip:** -70° **E:** 306426 **N:** 6050447 **EOH:** 149.95 m

RZ06-010 was drilled off the same pad as RZ06-009 at the steeper angle of -70°. Drilling commenced on July 27, 2006 and finished the following day at a total depth of 149.95 m. Approximately 100 m of fine grained, silicified felsic metavolcanic rocks with occasional unsilicifed intervals and dykes overlain the mineralized interval. From 103.00 m to 112.45 m scintillometer values averaged 447 cps and reached a maximum of 847 cps (in hand measurements). Mineralization was associated with pervasive chlorite- and biotite-rich mafic veinlets and the host rock lacked hematization or silicification. Again mineralization was abruptly terminated by the chlorite- and biotite-rich mafic intrusion.

RZ06-011 **Azimuth:** 330° **Dip:** -45° **E:** 306411 **N:** 6050378 **EOH:** 133.46 m

RZ06-011 began coring on July 28, 2006 approximately 25 m to the southeast of RZ06-001A. Its purpose was to test the down dip continuity of mineralized zone intersected in RZ06-001A. The hole was completed on July 29, 2006 at a total depth of 133.46 m. The upper 110.00 m of the drill hole was dominated by silicified felsic metavolcanic rocks which were intruded by both felsic and mafic dykes. Mineralization was intersected at a depth of 115.50 m with approximately 5.00 m of core averaging scintillometer values of 1226 cps and a maximum of 3577 cps (in hand measurements). Unsilicified felsic metavolcanic rocks with biotite-rich mafic veinlets played host to the mineralization. This host rock was cut by a schistose mafic intrusive rich in biotite and chlorite as seen in other drill holes on the Rainbow property.

RZ06-012 **Azimuth:** 330° **Dip:** -70 **E:** 306411 **N:** 6050378 **EOH:** 160.93 m

On July 29, 2006 drill hole RZ06-012 was commenced off the same pad as RZ06-011 at a steeper angle of -70°. It reached a final depth of 160.93 m on July 31, 2006. Approximately 100.00 m of silicified felsic metavolcanic rocks with two phases of dyking were cored before the intersecting the unsilicified felsic metavolcanic rocks. Scintillometer highs of 316 cps and 1101 cps were recorded at 106.00 m and 112.50 m respectively (in hand measurements). The remainder of the drill hole lacked any significant mineralization. At 140.00 m the schistose mafic intrusive was intersected and continued until the bottom of the hole.

RZ06-013 **Azimuth:** 330° **Dip:** -45 **E:** 306502 **N:** 6050434 **EOH:** 133.20 m

Hole RZ06-013, located approximately 75 m east of RZ06-009/10, started drilling on July 31, 2006. Its purpose was to test the dip and eastern extension of the mineralized zone intersected in RZ06-001A. At total depth of 133.20 m, RZ06-013 was completed on August 1, 2006. Felsic metavolcanic rock with patchy weak silicification was intersected in the first 112.00 m. Approximately 1.50 m of mineralized core occurred at 107.00 m with an average of 450 cps and a maximum of 755 cps (in hand measurements). The mineralized zone was truncated by the fine grained mafic intrusion in which the hole was terminated.

RZ06-014 **Azimuth:** 330° **Dip:** -70 **E:** 306502 **N:** 6050434 **EOH:** 175.87 m

This hole was on the same set up as RZ06-013 and was drilled to test down dip mineralization. It commenced on August 1, 2006 and finished August 3, 2006 reaching a final depth of 175.87 m. The main lithologies encountered were fine grained metamorphosed felsic volcanic rocks with fine grained mafic dykes throughout. There were small hints of mineralization, associated with the felsic volcanic, located at 22.72 m, 67.32 m and 161.50-163.18 m having a max of 448 cps, 459 cps and 695 cps respectively, in hand. The bottom was comprised of the typical mafic intrusive, at 163.18 m.

RZ06-015 **Azimuth:** 330° **Dip:** -45 **E:** 693978 **N:** 6050072 **EOH:** 264.26 m

RZ06-015 was located in property license 10046M approximately 300 m southwest of 2006 drilling and tested a radiometric anomaly. It commenced drilling of August 4, 2006 and finished August 8, 2006 going to a final depth of 264.26 m. The upper 38.21 m of the hole intersected granite and was underlain by 41 m of mafic intrusive that was in turn underlain by a 10 m interval of porphyritic felsic metavolcanic rock. Felsic and mafic intrusions were cored for another 13 m before intersecting the final unit of porphyritic felsic volcanic rock over the remaining 170 m. There was no mineralization encountered in the hole. This completed the drilling program at Rainbow and the drill was moved to Jacques Lake.

13.6.3 Discussion

Significant results were intersected in nine of fifteen drill holes **(Figure 13.16 and Table 13.14)**. Results from 2006 roughly correspond with mineralization located by the 1971 and 1975 Brinex drilling campaigns. Highlights include **0.13% U_3O_8 over 18.80 m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8 over 9.35 m** in RZ06-002, **0.15% U_3O_8 over 7.7 m** in RZ06-007, **0.42% U_3O_8 over 3.00 m** in RZ06-011. Mineralization has been intersected over a 300 m strike length and to a depth of 115.50 m.

Mineralization is commonly hosted in felsic metavolcanic rocks that are have either low levels or are void of silicification and hematization and is associated with veinlets of fine grained mafic minerals such as chlorite and biotite. An extensive chlorite- biotite-rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. It was postulated that mineralization would

continue below the mafic intrusion but this has yet to be shown. The intrusion is underlain by silicified and hematized felsic metavolcanic and not the typical host rock of Rainbow mineralization.

Figure 13.16: Cross Section of DDH RZ06-01A showing interpreted geology and % U3O8 assay histograms



Rainbow Formation
Felsic Metavolcanic
Mafic Intrusion
Felsic Metavolcanic Rock
Granite
Aurora Energy Inc.

Table 13.14: Summary of 2006 Rainbow Assay Composites

Hole ID	*From*	*To*	*%U3O8*	*Interval(m)*
RZ06-001A	39.00	57.80	0.125	18.80
incl.	39.00	43.00	0.252	4.00
RZ06-002	64.35	73.70	0.154	9.35
incl.	64.35	67.95	0.278	3.60
RZ06-003	NSV			
RZ06-004	NSV			
RZ06-005	46.50	52.00	0.116	5.50
RZ06-006	NSV			
RZ06-007	70.00	77.69	0.147	7.69
incl.	70.00	74.00	0.246	4.00
RZ06-008	NSV			
RZ06-009	65.50	67.50	0.110	2.00
RZ06-010	104.0 0	112.45	0.070	8.45
incl.	104.0 0	105.00	0.106	1.00
RZ06-011	116.0 0	119.00	0.415	3.00
RZ06-012	NSV			
RZ06-013	20.00	21.50	0.223	1.50
and	107.2 4	108.24	0.105	1.00
RZ06-014	161.2 0	163.34	0.129	2.14
RZ06-015	NSV			

14.0 SAMPLING METHOD AND APPROACH

14.1 CORE DRILLING AND LOGGING

Diamond drilling was completed by Falcon Drilling of Prince George, B.C. using three F-1000 and three F-2000 portable fly rigs. Drilling commenced on May 8th, 2006 and was completed on November 7th, 2006. All drilling was supervised by Aurora Energy Resources technical staff and general industry standards were followed in all matters.

Helicopter support for the drilling was a Bell 407 and a Bell 206 provided by Universal Helicopters of Happy Valley-Goose Bay, Labrador.

All proposed drill collars were surveyed with hand-held GPS units by Aurora geologists. All final drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas were surveyed using the real-time, satellite and base station corrected TOPCON HYPER GPS system by N.E. Parrott C.L.S. from Happy Valley-Goose Bay, Labrador. Control is relative to two local survey monuments located at Michelin and Jacques Lake.

A combination of NQ and BTW diameter core was drilled and the core was placed in wooden core trays with depth markers every drill run (up to 3 m). Core recovery during these programs was excellent. The boxes were securely sealed and delivered once a day by helicopter to the temporary core logging facilities that were set up in each of the three respective drilling areas (Michelin, Jacques Lake and White Bear). Flex-It survey tests were taken generally at 75-100 m intervals down-hole to provide down-hole survey control. All holes were cemented following completion and casing was left in the hole. Core logging procedures followed industry standards and a defined sample protocol.

14.2 DRILL CORE SAMPLING

All samples collected by Aurora staff during 2006 drill programs on the CMB Project were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis, and storage of the drill core.

Drill core sampling was done based on visual indications of mineralization and zones of anomalous radioactivity based on scintillometer readings. All drill core with a scintillometer reading greater than 300 cps was removed from the core box and tested without the interference of background radioactivity. Sampling intervals were predominantly in the 0.5 to 1.0 m range; though in areas of homogenous lithology, samples were collected in 1.5 m intervals. Narrow zones of mineralization were broken out as well.

14.3 HEALTH AND SAFETY PROTOCOLS FOR PERSONNEL

The company developed ***Uranium Exploration Health and Safety and Environmental Protection Guidelines*** specific to the CMB project (Buchnea 2005, revised August 2006). The level of radiation exposure resulting from exploration activities is generally minimal, but proper precautions must be followed when handling radioactive material.

The purpose of these guidelines is to minimize personal and environmental exposures to levels that are as low as reasonably achievable (ALARA). The most effective way to reduce potential exposure to radiation is accomplished by minimal handling of radioactive samples, maximizing the distance from mineralized core or rocks, sufficient ventilation and personal hygiene. In the field, workers wore gloves when handling rock samples. When returning to town or camp, all field gear was stored in the dry away from kitchen and sleeping facilities. During the drill program workers handling mineralized core were required to wear coveralls, safety glasses, gloves and dust mask when splitting core. Core was split using a core splitter rather then a rock saw to reduce dust in the core splitting facility. The core shack and dry facilities were monitored on a regular basis to ensure radioactive levels were kept to a minimum.

Scintillometers were used to monitor daily external dosages. To measure the cumulative external dosages, all field workers were supplied with thermo luminescent radiation dosimeters (TLDs). The TLD's were supplied by Health Canada's National Dosimetry Service and were submitted every 3 months to Health Canada, which reports the results and maintains a central registry. The Health Canada TLD dosimetry program indicated that no worker received a measurable dose during the 2005 exploration program or during the 2006 exploration program.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 DRILL CORE SAMPLES

Core samples were split using a manual core splitter; with one-half of the core selected for analysis and the remaining half returned to the core box for reference. The samples were placed in a polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Every 25 samples a duplicate of one-quarter of the sample interval, as well as a geochemical blank, and a geochemical standard were inserted into the shipments at pre-designated locations in the sample series. The pails were then delivered by helicopter to the main Aurora storage facility in Postville, Labrador to await processing for shipment.

15.2 SHIPPING

Once in Postville, Labrador, drill core sample buckets were double checked to ensure all samples were present and in the appropriate shipping containers (lidded plastic pails). In addition, drill core samples were individually scanned with Exploranium GR-110 G Portable Gamma Ray scintillometer for data correlation purposes.

As per regulations for the Transportation of Dangerous Goods Act, all containers were labeled "UN2910" on the outside, with signage indicating "Excepted Package: Radioactive Material" placed within each container. The individual containers were then scanned with a S.E. International Inc. "Inspector" contamination meter to ensure compliance with the maximum allowable limit of 5 μSv/hr measured at a distance of one m from the package.

Analytical request forms from Activation Laboratories Ltd. were completed, copied, and placed in the designated container. Pails were then sealed with numbered security "zip-tie" tags, which were previously recorded on the laboratory forms. The containers were shipped from Postville to CAI Logistical Services in Happy Valley-Goose Bay, who arranged shipment via truck to the Activation Laboratories in Ancaster, Ontario.

15.3 ASSAY LABORATORY

The processing and analysis of samples was conducted by Activation Laboratories ("Actlabs") in Ancaster, Ontario and check samples will be sent to ALS Chemex Laboratories in North Vancouver, BC. Both Actlabs and ALS Chemex operate according to the guidelines set out in ISO/IEC Guide 25 – "General requirements for the competence of calibration and testing laboratories".

15.4 SAMPLE PREPARATION

Using preparation method RX-1, drill core samples were crushed up to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then

pulverized using hardened steel to 85% passing 75mesh. Remaining pulps and coarse reject were bagged and stored.

For check assay analysis, sample pulps will be shipped from Actlabs to ALS Chemex in North Vancouver, BC. As the sample pulps are already in powder form, no additional prep should be required.

15.5 ASSAY PROCEDURES

For drill core samples at Actlabs, uranium was determined by delayed neutron counting (DNC) of a 30 g sub-sample. The samples are placed in a neutron flux produced by a nuclear reactor where the U^{235} within the sample absorbs neutrons which indicate some of the fission products of U^{235}, including neutrons. The sample is rapidly removed from the reactor; the neutrons are thermalized, and measured by an array of BF_3 neutron detectors. Total uranium from 0.1 ppm up to 2% U_3O_8 can be measured using this method.

For drill core, samples, the ICP/OES aqua regia multi-element package provides analytical results for a suite of thirty-five elements. Samples were prepped and pulped, with 0.5 g of sample undergoing digestion with aqua regia (0.5 mL H_2O + 0.6 mL concentrated HNO_3, and 1.8 mL concentrated HCl) for two hours at 95°C, then cooled and diluted to 10 mL with de-ionized water and homogenized. This solution was then analyzed with a Perkin-Elmer OPTIMA 3000 Radical ion-coupled plasma (ICP) spectrometer for the 35 element suite, with a matrix standard and blank inserted every thirteen samples.

Assays results from Actlabs forwarded electronically and by regular mail to Aurora's office in Vancouver where the final assay certificates are presently on file and catalogued.

For check assay analysis, samples were shipped to ALS Chemex Laboratories in North Vancouver, BC for analysis by U-XRF10 for samples in the range of 0.01% to 15% uranium and U-XRF05 for samples in the range of 4 ppm to 10000 ppm uranium.

15.6 STORAGE OF DRILL CORE PULPS AND REJECTS

All drill core has been left on site at the Michelin, White Bear, Rainbow and Jacques Lake camps in stacked piles. All 2006 pulps and coarse rejects are currently stored at the Actlabs facility in Ancaster, Ontario and will remain there until Actlabs is otherwise advised. 2005 pulps and coarse rejects have been transported to an Aurora Energy Resources storage facility in Happy-Valley Goose Bay, NL.

16.0 DATA VERIFICATION

Aurora currently submits a blank, standard and quarter-split duplicate approximately every 25 samples to ensure at least one set of QA-QC samples is in every batch. Care was taken to ensure that the portion of the core being sent to the lab was representative and the same half of the interval was always being sampled.

Upon receipt of analytical batches, blanks, standards and quarter-split duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and any other signs of unusual processing. The results were reviewed and plotted on graphs to clearly display the acceptable limits and show those samples that are outside of that range. Samples that fall outside of these limits are thoroughly investigated to determine the cause of the fail. The cause of a number of fails was due to inserting the wrong standard into the sample sequence. Another source of fails was the unreliability of Standard 2 (BL-4A) due the lack of round-robin analysis that is typically used to determine the best value and acceptable error margins.

A number of changes took place at ActLabs over the field season and these are reflected in the data. Due to the varied results from the Aurora standards (particularly standard 2) the lab purchased additional standards from CANMET in August to develop a better calibration. This date is marked by a vertical line on the graphs of each standard below. There is a noticeable improvement in the results processed after this date. In addition, the lab also changed the amplifier on the DNC system in August and then changed their irradiation protocol in mid-October when they increase the reactor power. Of note is the mass of the DNC sample of some of the Aurora standards; the quantity of sample analyzed is quite variable and commonly less than 1 gram. ActLabs consistently uses approximately 1 gram of sample in their DNC analysis for their internal QA-QC and as a result, some of the Aurora standards did not have enough material to ensure a 1 gram sample was analyzed. This problem will be rectified in 2007 by ensuring ample sample is sent to the lab and by requesting that a set weight is sampled in all DNC samples.

As part of the investigation into the varied results of the standards, four samples each of Standard 1-4 were sent to ALS-Chemex for U-NAA05 analysis in early September. They are plotted on the graphs of each standard below and labeled as batch VA06092727. All results were well within the acceptable limits and this led to further discussions with ActLabs to determine the cause of inconsistencies.

Additional procedures are being carried out to ensure the data is well within the limits of industry standards. For example, the pulps from seven holes have been selected for check assays at an alternate lab. As well, the sample database was sent to Scott Long, Chief Geochemist at AMEC for evaluation. He concluded that Aurora's procedures are up to industry standards. He recommended that coarse reject and pulp duplicates be added to the QC program in 2007. In addition, he supported Aurora's decision to have new in-house certified reference material prepared for the 2007 season and is providing guidance on its preparation.

16.1 STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased from the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2006 CMB Exploration Program. The standards were chosen to test the accuracy of the assays from a low of 220 ppm uranium, through to high grade at 10,200 ppm uranium. The published standard information is summarized in **Table 16.1**.

Table 16.1 – CMB 2006 Exploration Program Geochem Standards

Standard	Field ID	U ppm	%U3O8	Th	Ni
BL-1	STD-1	220	0.0260	15 ppm	
BL-4A	STD-2	1248	0.1473		
RL-1	STD-3	2010	0.2372	19.6 micro g/g	185 micro g/g
BL-2	STD-4	4530	0.5345	16 ppm	
BL-3	STD-5	10,200	1.2036	15 ppm	

Standards were generally inserted into the sample sequence every 25 samples. The majority of standards submitted were STD-1 and STD-2, due to the generally low grade nature of mineralization in the CMB. The standards were commonly chosen to match the anticipated grade of the core (based primarily on scintillometer values).

The performance of the standards is reviewed in detail on the following pages and in **Charts 16.1 to 16.5.** A list of fails is provided in **Table 16.2** with explanation of the action taken and the conclusion.

Standard 1 (CANMET BL-1)

Results from Standard 1 fall within two standard deviations with the exception of three samples, CMB 08241, CMB 10443 and CMB 13845 (batches A06-1878, A06-2113 and A06-3451 respectively). See **Table 16.2** for the action taken and conclusions for these fails. The pulps from batches A06-1878 and A06-2113 are being sent to ALS-Chemex for check assays. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 1
(Canmet BL-1)
260.00
250.00
240.00
230.00
220.00
210.00
200.00
190.00
180.00
U ppm
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
Best Value U ppm
U ppm 0.1 DNC
ALS-Chemex
NOTE: Off Scale
A06-1878 - M-06-13 - 1360 ppm U
Sample ID: 8241
A06-2113 - JL-06-13 - 145 ppm U
Sample ID: 10443
A06-3451 - JL-06-35 - 1030 ppm U
Sample ID: 13845
Lab Batch
numbered according to date received by lab

Chart 16.1

Standard 2 (CANMET BL-4A)

The graph below indicates many fails in Standard 2 and was a cause for concern at the start of the program and a marked improvement is noted from batch A06-3147 onward. Prior to batch A06-3147 (late August) the lab consistently returned higher than the published value of 1248 ppm uranium. The results were commonly from 1340-1360 ppm uranium with a high of 1590 ppm uranium. The improvement corresponds with ActLabs purchasing two additional standards from CANMET in August and thereby improving their calibration.

Due to the varied results of Standard 2 CANMET's procedure to determine the published value was reviewed. It was revealed that the standard did not have the usual Round Robin analysis to determine the best fit and this could account for some of the erratic results.

The fails have been documented in **Table 16.2** along with the action taken and the conclusion reached. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 2
(Canmet BL-4A)
U ppm
1500
1450
1400
1350
1300
1250
1200
1150
ALS-Chemex
Lab Batch
numbered accoding to date received by lab
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Off Scale
A06-1878 - M-06-13 - 2080 U ppm
Sample ID: 8270
A06-2456 - M-06-20A - 2.3 U ppm
Sample ID 5280
A06-2942 - M-06-26 - 1590 ppm U
Sample ID; 6025
A06-1877 - JL-06-10 - 216 U ppm
Sample ID:10210
A06-2516 - RZ-06-01A:
2.3 U ppm Sample ID:11454 and
4.9 U ppm Sample ID:11445

Chart 16.2

Standard 3 (CANMET RL-1)

This standard performed relatively well throughout the year although the bias was high prior to CAMET's purchase of additional standards in August (batch A06-3147). Three samples did not fall within the range of the graph and are fails. The fails are from batches A06-1728, A06-3451 and A06-3929 (samples 8135, 13898 and 12150 respectively) and are documented in **Table 16.2** with explanations. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.


Standard 3
(Canmet RL-1)
U ppm
2320
2220
2120
2020
1920
1820
1720
1620
ALS-Chemex
Lab Batch
numbered according to date received by lab
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Off Scale
A06-1728 - M06-11 12000 U ppm (ICP)
Sample ID: 8135
A06-3451 - JL06-35 6640 U ppm
Sample ID:13898
A06-3929 - JL06-48 78.4 U ppm
Sample ID.12150

Chart 16.3

Standard 4

The majority of results returned for Standard 4 failed and are discussed in **Table 16.2**. Again the mass of the DNC sample may have been a factor and will be standardized in the 2007 program. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 4
(Canmet BL-2)
U ppm
5000
4800
4600
4400
4200
4000
A06-1633
A06-1728
A06-1728
A06-1843
A06-1855
A06-1879
A06-1879
A06-1880
A06-1880
A06-2114
A06-2114
A06-2511
A06-2631
A06-3294
A06-3451
A06-3677
A06-4257
VA06092727
VA06092727
VA06092727
VA06092727
Lab Batch
(numbered according to date received by lab)
ALS-Chemex
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Off Scale
A06-3451 - JL-06-35 5530 U ppm
Sample ID: 13674

Chart 16.4

Standard 5

Results have been variable partly due to errors in submitting the wrong standard and, in other cases, due to insufficient sample mass submitted for the completion of the DNC analysis. Explanations of the fails are given in **Table 16.2**. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 5
(Canmet BL-3)
11400
10900
10400
9900
9400
U ppm
U ppm 0.1 DNC
Canmot U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Samples off scale
JL-06-19: 4790 ppm U Sample D:10770
M-06-10: Sample ID:08065 1880 ppm U
DNC (11000 ppm U ICP)
A06-1728
A06-1855
A06-1880
A06-2114
A06-2514
A06-2631
A06-2919
A06-3293
A06-3294
A06-3678
A06-4257
VA06092727
VA06092727
VA06092727
VA06092727
Lab Batch
(number according to date received by lab)

Chart 16.5

Table of Fails

Hole_id	Sample	Type	Batch	U_ppm_10_AR-ICP	U_ppm_0.1_DNC	Mass_g_DNC	Canmet U ppm	Action Taken	Conclusion
M06-09	5025	std 4	A06-1633	5390	4850	0.572	4530	Batch being shipped to ALS-Chemex for check. Std 1 and 2 passed. Low DNC mass.	Results Pending
M06-10	8065	std 5	A06-1728	11100	1880	1.080	10200	Requested repeat DNC - discrepancy of DNC and ICP values. Std 1 and 2 passed.	Results Pending
M06-11	8135	std 3	A06-1728	12000		--	2010	No DNC - ICP unreliable. Submission error - Std 5? Std 1, 3, 4 and 4 passed.	Increased quantity of standard submitted to lab for 2007.
M06-12	5597	std 4	A06-1843	3930	5000	0.505	4530	Investigated other samples in batch - Std 1, 2 and 3 passed. Low DNC mass.	Acceptable.Increased quantity of standard submitted to lab for 2007.
JL06-09	10125	std 4	A06-1855	4680	4910	0.531	4530	Investigated other samples in batch - Std 2 and 5 passed. Low DNC mass.	Acceptable.Increased quantity of standard submitted to lab for 2007.
JL06-10	10210	std 2	A06-1877	180	216	1.092	1248	Submission error, submitted Standard 1.	Revised method of labelling and recording QC data for 2007 program.
M06-13	8241	std 1	A06-1878	1150	1360	1.038	220	Submission error, submitted Std 2. Batch to ALS-Chemex for check assay program.	Revised method of labelling and recording QC data for 2007 program.
M06-13	8270	std 2	A06-1878	1790	2080	1.031	1248	Submission error, submitted Std 3. Batch to ALS-Chemex for check assay program.	Results Pending
M06-15	8376	std 4	A06-1879	3490	4940	0.507	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-15	8400	std 4	A06-1879	3130	5040	0.501	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5125	std 4	A06-1880	4840	5010	0.506	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5675	std 4	A06-1880	4400	4770	0.308	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5700	std 5	A06-1880	11400	--	--	10200	No DNC - insufficient sample. ICP analysis less reliable. Result inconclusive.	Increased quantity of standard material submitted to lab for 2007.
M06-17	5150	std 2	A06-1982	1190	1370	0.612	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-17	5175	std 2	A06-1982	1180	1380	0.677	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-17	5199	blank	A06-1982	138	155	1.0291	n/a	Curious, check for contamination in nearby samples.	Acceptable - no contamination noted.
JL06-11	10341	std 2	A06-1983	1110	1370	1.000	1248	Reviewed ActLabs internal qa/qc okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-12	10357	std 2	A06-2112	--	1400	0.992	1248	Reviewed ActLabs internal qa/qc - okay. Only Aurora std in batch.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-13	10395	std 2	A06-2113	1080	1420	0.502	1248	Batch to ALS-Chemex for check assay program. Two Aurora fails and std 3 pass.	Results Pending
JL06-13	10443	std 1	A06-2113	117	145	1.009	220	Batch to ALS-Chemex for check assay program. Two Aurora fails and std 3 pass.	Results Pending
M06-19	5225	std 2	A06-2200	1000	1370	0.542	1249	Reviewed ActLabs internal qa/qc okay. No other Aurora stds submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-20A	5280	std 2	A06-2201	0.5	2.3	1.099	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
M06-20-A	5279	blank	A06-2201	149	174	1.0442	n/a	Curious, check for contamination in nearby samples.	Acceptable - no contamination noted.
WB06-01	9957	blank	A06-2325	1380	1410	1.055	n/a	Submission error, submitted Std 2.	Revised method of labelling and recording QC data for 2007 program.
WB06-02	11023	std 2	A06-2456	--	1360	1.024	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
WB06-02	11041	std 2	A06-2456	1390	1360	1.097	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-18	5370	std 2	A06-2458	1100	1360	1.077	1248	Reviewed ActLabs internal qa/qc - okay. Only std submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
WB06-04	11093	std 2	A06-2508	1100	1370	0.504	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-18	10680	std 2	A06-2511	1150	1410	0.501	1248	Reviewed ActLabs internal qa/qc - okay Std 1 passed twice and std 4 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
WB06-03	11056	std 2	A06-2513	1040	1440	0.518	1248	Reviewed ActLabs internal qa/qc - okay. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-19*	10770	std 5	A06-2514	4570	4790	0.543	10200	Submission error, submitted std 4.	Revised method of labelling and recording QC data for 2007 program.
JL06-19	10799	std 2	A06-2514	1210	1360	0.544	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
RZ06-01A	11445	std 2	A06-2516	0.5	4.9	1.051	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
RZ06-01A	11454	std 2	A06-2516	0.5	2.3	1.041	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
M06-24	5427	std 2	A06-2599	988	1380	1.055	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-20	10847	std 2	A06-2631	1290	1450	0.546	1248	Batch to ALS-Chemex for check assay program. Std 1, 4 and 5 passed.	Results Pending
M06-27	6580	std 2	A06-2916	982	1400	0.510	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-27	6604	std 2	A06-2916	1040	1450	0.510	1249	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-21	10923	std 2	A06-2918	967	1400	1.020	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-22	13021	std 5	A06-2919	7860	9460	1.001	10200	Batch being shipped to ALS-Chemex for check assay program. Std 3 passed.	Results Pending
JL06-22	13074	std 2	A06-2919	1010	1480	0.518	1248	Batch being shipped to ALS-Chemex for check assay program. Std 3 passed.	Results Pending
M06-25	5445	std 2	A06-2939	1090	1470	1.068	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-26	6025	std 2	A06-2942	1080	1590	0.530	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std. Request re-assay.	Results Pending
RZ06-14	11790	std 2	A06-2954	932	1480	0.618	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-28	5475	std 2	A06-3053	997	1380	0.546	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-29	5499	std 2	A06-3053	989	1400	0.170	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std . Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-28	13470	std 5	A06-3293	8910	--	--	10200	No DNC - insufficient sample. ICP analysis less reliable. Result inconclusive.	Increased quantity of standard material submitted to lab for 2007.
JL06-30	13548	std 5	A06-3294	10200	11000	0.446	10200	Reviewed ActLabs internal qa/qc - okay. Std 3 passed twice. Low DNC sample weight.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-30	13571	std 4	A06-3294	4720	4940	0.133	4530	Reviewed ActLabs internal qa/qc - okay. Std 3 passed twice. Low DNC sample weight.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-35	13845	std 1	A06-3451	191	1030	0.220	220	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-35	13874	std 4	A06-3451	3860	5530	0.776	4530	Large discrepancy between DNC and ICP. Requested re-assay.	Results Pending
JL06-35	13898	std 3	A06-3451	1410	6640	0.289	2010	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-35	13923	std 2	A06-3451	1050	5200	0.248	1248	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-48	12150	std 3	A06-3929	71	76.4	1.092	2010	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
I06-01	12399	blank	A06-4257	41	32.5	1.0082		Std 1, 2, 4 and 5 passed.	Acceptable - no contamination noted.

*Request same sample mass be used for all future DNC analysis to eleminate possible bias. Possible correlation with beginning of the year, sample mass of DNC < 0.500 g, results high

Table 16.2: Listing of Standard Failures for 2006.

16.2 BLANKS

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible uranium results on a consistent basis. Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay. Assays returned from this material were generally less than 25 ppm uranium. This would indicate low to negligible levels of contamination at the laboratory.

Three blank samples returned elevated levels of uranium. Blank standard results are summarized in **Chart 16.6** below and fails are reviewed in **Table 16.2**.



CMB 2006 Blank Samples - U ppm DNC
180
160
140
120
100
80
60
40
20
0
U ppm DNC
M-06-17
CMB 05279
A06-1982
M-06-20A
CMB05199
A06-2201
WB-06-01
CMB09957
1410 ppm U
A06-2325
Batch number

Chart 16.6

16.3 CORE DUPLICATES

Duplicates are sampled by quarter-splitting the remaining half of the core. A review of the values indicates duplicate pairs returned similar values suggesting homogeneous distribution of uranium mineralization in the rocks. AMEC performed a sine test on the duplicate pairs and the result was close to a 50-50 distribution, indicating no positive or negative bias.



CMB 2006 Core Duplicate Samples
Duplicate Sample U ppm DNC
Original Sample U ppm DNC
0
1000
2000
3000
4000
5000
6000

Chart 16.7

16.4 CHECK ASSAYS

As part of the QA-QC program, seven holes have been selected for check analysis at ALS-Chemex of Vancouver, B.C. This approach is used to identify variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

At the recommendation of Scott Long of AMEC, the entire sequence of pulps from M06-009, M06-013, M06-016, M06-026, JL06-013, JL06-020 and JL06-22 was selected and will be shipped shortly. Analysis will be carried out by the U-XRF10 method for samples in the range of 0.01% to 15% uranium and the U-XRF05 method for samples in the range of 4 ppm to 10000 ppm uranium.

17.0 ADJACENT PROPERTIES

The Mustang Lake property, held by Monster Copper and Santoy Resources, is located eight km north-east of the Michelin Deposit. Three boulder trains were discovered on the Mustang Lake property by Brinex in the late 1970's. These are the Irving Zone, where 117 boulders averaged 1.28% U_3O_8 (range 0.09 to 6.25%); the South Prospect, where 40 boulders averaged 0.55% U_3O_8 (range 0.02 to 3.5%); and Mustang Lake East, where 22 boulders averaged 0.1% U_3O_8 (range 0.02 to 0.6%). Santoy has confirmed the existence and distribution of the three boulder trains by prospecting during the past field season. Santoy's assays from grab samples of boulders in the boulder trains are 1.60% U_3O_8 from Irving Zone, 0.32% U_3O_8 from South Prospect and 0.46% U_3O_8 from Mustang Lake East (Monster Copper Press Release, January 18, 2006).

The Moran Lake Property, held by Crosshair Exploration, lies approximately 65 km west of the Michelin Deposit and 75 km south-west of Postville. Exploration in the Moran Lake area started in the 1950's. Detailed exploration was initiated in 1976, when Shell Canada began several trenching and subsequent drilling programs on two mineralized zones. Drilling produced several high grade drill intersections including 0.56% U3O8 over 3.99 m. Uranium mineralization at Moran Lake occurs in two areas known as the B and C Zones, located approximately 3 km apart. Shell Canada reported that the Upper C Zone hosts an inferred geological resource of 500 tonnes (1.1 million pounds) of contained U3O8, whereas the Lower C Zone has a potential resource of 2,236 tonnes (4.92 million pounds) of contained U3O8 (Crosshair Press Release, Wednesday, November 23, 2005).

Silver Spruce Resources Ltd and Universal Uranium Ltd hold a number of properties in areas surrounding Aurora Energy Resources' CMB project. They recently announced the completion of a 10,000m airborne geophysical survey and the identification of a number of high priority uranium targets which are currently being followed up by ground teams (Universal Uranium Press Release, Thursday, August 31, 2006). The JL project is located approximately 6km north-west of Jacques Lake. The CMB SE project is located approximately 2km south of the Rainbow prospect. The CMB NE project is located approximately 5km to the south-east of the Inda Lake trend, and the CMB E project is located approximately 10 km east of the Jacques Lake prospect.

Bayswater Uranium Corporation has an extensive land holding mainly to the south, south-west and north of the Aurora CMB project area. The company has recently announced the first round of results from its regional airborne geophysical and ground follow-up program (Bayswater Press Release, Tuesday, August 28, 2006). According to this press release, Bayswater has identified over 100 targets for ground follow-up, and ground work to date has resulted in the identification of a number of anomalous outcrops and boulder trains with the characteristics of IOCG and Alaskite-type mineralization. Bayswater's airborne geophysical survey is continuing.

The Kitts Deposit (Beaven, 1958) is located within the Exempt Mineral Lands (EML), immediately northeast of the mineral tenure held by the Aurora Energy Resources Inc. The deposit is associated with a U/Th radiometric anomaly about 0.8 km in diameter although this is probably due in part to surface disturbance. The Kitts deposit is an aggregate of several discontinuous, en echelon zones of mineralization along a strike length of 400 m. The deepest intercept is in the B-Central zone, approximately 160 m below surface. The mineralization is associated with black, carbonaceous argillite interbedded with greywacke and garnetiferous tuffs (Booth et. al., 1979). Strata strike 320° and dip north-east. Gabbro occurs in the footwall and pillow basalt forms the hanging to the mineralised section.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 PROCESS MINERALOGY

SGS Lakefield has examined the process mineralogy of a composite of Michelin ore. Additionally, the trace element content of core samples has been correlated to better understand inter-element relationships.

The analytical evidence shows a strong correlation between the uranium and lead content of samples from Michelin, Jacques Lake deposits and the Otter Lake occurrence. The mineralogical examination of a composite of Michelin ore indicated that most of the uranium is present as a uranium-lead-calcium mineral – possibly Wolsendorfite [(Pb,Ba,Ca)U2O7·2H2O] or Fourmarierite [Pb(UO2)4O3(OH)4·4H2O]. The mineralogical work also showed that the Michelin composite contained 9% of the uranium in titanite and 3% in zircon – two refractory silicate minerals. The mineralogical data suggest that uranium extraction greater than about 88% will be difficult since it will require extraction of some of the uranium contained in the zircon and titanite. Subsequent leach tests (see below) have confirmed this finding.

Analytical and mineralogical work shows that Michelin and Jacques Lake ores contain calcite which is an acid consumer. Whilst Michelin ore generally contains less than 1% CO_3, Jacques Lake ore typically contains about 2.2% CO_3. The same work shows that sulphide sulphur levels in both Michelin and Jacques Lake are low – typically <0.01% $S^{=}$.

18.2 COMMINUTION

SGS Lakefield has recently completed several Bond ball mill work index (BWi), rod mill work index (RWi), and abrasion index (Ai) tests on samples of ore and waste from Michelin, Jacques Lake, and White Bear. Samples were prepared from quarter core and were selected to represent different depths within each deposit as defined in late 2006. The results are summarized below in **Table 18.1**.

Of the three RWi measurements on Michelin samples, the values for the ore zone and hanging wall composites are substantially lower than the corresponding BWi values. This generally indicates that a semi-autogenous (SAG) mill will not generate critical sized material requiring a pebble crusher. The RWi for the foot wall is slightly higher than the BWi suggesting that foot wall rock might accumulate in the SAG circuit but the amount of foot wall material expected in the ore is low.

Five of the tabulated tests examine the variability of the BWi with grind size and indicated a rapid change as the ore is ground finer. For a composite of Michelin ore, the metric BWi at a closing screen size of 100 mesh (80% past 122 µm) was 5.6 whereas at a closing screen of 200 mesh (80% passing 64 µm) the BWi was 14.1.

Table 18.1: Comminute Data

Deposit	Sample	RWi	BWi		AI, g
			80% past, µm	Value	
Michelin	Overall Aurora Comp	-	122	5.6	-
	Overall Aurora Comp	-	92	9.0	-
	Overall Aurora Comp	-	64	14.1	-
	Hanging wall composite	5.2	93	7.1	0.098
	Ore zone composite	4.2	100	9.9	0.085
	0 to 250 m ore zone	-	99	10.0	-
	250 to 500 m ore zone	-	98	10.7	-
	500 to 750 m ore zone	-	96	10.3	-
	250 to 500 m ore zone	-	127	6.4	-
	Foot wall composite	6.1	91	5.4	0.230
	Mafic intrusive comp.	-	86	9.6	-
Jacques Lake	0 to 100 m foot wall	-	90	7.7	-
	0 to 100 m hanging wall	-	84	8.5	-
	0 to 50 m mafic intrusive	-	81	10.8	-
	0 to 50 m ore zone	-	92	7.7	-
	50 to 100 m ore zone	-	92	6.8	-
White Bear	0 to 100 m foot wall	-	80	6.9	-
	0 to 50 m hanging wall	-	85	7.7	-
	0 to 50 m ore zone	-	90	7.6	-
	50 to 100 m ore zone	-	86	6.9	-

The BWi values at 80% passing 100 µm for the three depth samples prepared from Michelin ore returned essentially identical values of ~10.3 (metric). These measurements, coupled with geological observations, suggest that there is no difference in the comminution parameters of Michelin ore with depth. This means that the extensive comminution data generated in the 1960s and 1970s can be used, with caution, in the present process design calculations.

The abrasion index measurements all indicate a very soft ore so the consumption of grinding media and mill liners is expected to be low.

18.3 PHYSICAL CONCENTRATION

Composites of Michelin ore were subjected to various forms of pre-concentration during the 2006-2007 program of testwork at SGS Lakefield.

Gravity concentration of the uranium minerals in the ore was attempted using a centrifugal concentrator. The test was unsuccessful in that just 3.5% of the uranium in the feed was concentrated to a grade of 2.4% U_3O_8.

The reported association of uranium and magnetite prompted a test in which a whole ore sample of Michelin ore was subjected to magnetic concentration. The concentrate amounted to 5% mass and contained 12% of the uranium in the feed to the test at a grade of 0.64% U_3O_8 – substantially higher than the 0.26% U_3O_8 feed grade. The concentrate was finely ground, combined with the tailings and leached under standard conditions. The resulting leach tailings had the same assay as a parallel, standard leach. The data indicate that the magnetite-uranium association is real but not exploitable.

In a further investigation of the leach system in general and the possibility of magnetic separation, two leach tailings samples were processed for magnetite recovery. The concentrates were combined, assayed, reground and re-leached. The magnetic concentration step recovered 12% of the uranium in the tailings in a 4% mass at a grade of 0.12% U_3O_8 – substantially higher than the 0.03% U_3O_8 grade of the tailings. The re-leach step extracted 28% of the uranium in the concentrate which equates to a 3% improvement in overall uranium recovery. Although this was of interest, further magnetic separation work has been deferred.

The occurrence of some uranium in refractory titanite and sphene suggests the possibility of their recovery by mineral processing methods followed by an intensive treatment to extract the contained uranium. This could be done on leach plant feed or tailings. In the latter case, the titanite/sphene concentrate would contain a substantial part of the 12% uranium that occurs in these minerals.

A first attempt to concentrate zircon and sphene from leach tailings was preceded by magnetic removal of the heavy magnetite fraction. The tailings were then concentrated on a Wilfley table and a Mozley table was used to further concentrate the heavy minerals. The high grade gravity concentrate (1.2% mass) obtained from the Mozley table was found to be enriched in titanite and zircon. The feed to the test contained 0.25% Ti and 0.09% Zr while the gravity concentrate contained 1.34% Ti and 0.88% Zr. However, recovery of these elements to the high grade concentrate was very low at 7 and 13% respectively. The gravity concentrate assayed 0.034% U which can be compared with the feed grade of 0.014% U. Recovery of U to the gravity concentrate was just 3% from the tailings which represents about 0.3% of the U in the ore. These results offer limited encouragement for a viable method of enhancing uranium extraction. Some low-priority work is continuing.

18.4 ACID LEACHING

SGS Lakefield completed ten acid leach tests on a composite of Michelin ore in early 2006. The tests studied the effect of pH, oxidant, grind size, and temperature on uranium extraction and reagent consumption.

The tests data show that a 24 hour leach at 25^0 C, a pH of 1.4 with 1 kg/t of sodium chlorate yielded 88% uranium extraction from an ore ground to 80% passing 72 µm. The uranium extraction dropped to 87% at a slightly coarser grind of 80% passing 90 µm. Acid consumption in both tests was about 36 kg/t.

Other tests showed that increasing the leach temperature to 50^0 C increased the extraction to 89% albeit the acid consumption increased slightly to 38 kg/t.

The above data can be compared with data from the December 1979 Kitts-Michelin Project Report (Brinex, 1979) prepared for Brinco which proposed the following for a plant processing a mixture of Kitts and Michelin ore:

Grind – 80% passing 90 µm
Acid leach time – 48 h
Leach temperature – 50^0 C
pH control point – 1.6
Acid consumption by Michelin ore – 43.7 kg/t
Sodium chlorate addition – 1.25 kg/t
Uranium dissolution from Michelin ore – 87.5%

It can be seen that the data generated in the early-2006 test work was in general agreement with the data generated from the extensive test work of the 1960s and 1970s carried out by Brinex. (Lakefield, 1976).

More recently, about thirty additional leach tests have been performed on Michelin ore samples. These generally confirm that uranium extractions of about 88% are attainable from Michelin ore ground to 80% passing about 90 µm and leached for 36 h at pH 1.6 with chlorate addition.

One series of tests examined the variability of leach extraction with ore depth in the Michelin deposit. Samples were made from drill intercepts to represent different depths from surface. They were then ground to 80% passing 85 µm and leached for 48 h at a pH of 1.8 and with the addition of 1 kg/t of sodium chlorate as an oxidant. The acid consumption, relative residue filtration rates, and uranium extraction levels were monitored and are summarized in **Table 18.2**.

Table 18.2: Results of leaching Michelin depth samples

Test No.	Sample	Depth, m	H2SO4 added, kg/t	Filtration time, min	Uranium extraction, %
6-23	M (0-250) OZ	0 to 250	26.0	1.5	88.2
6-24	M (250-500) OZ	250 to 500	26.1	1.5	89.2
6-25	M (500-750) OZ	500 to 750	25.7	1.0	88.2

The tabulated data show that there is little or no change in the leach or filtration characteristics of the Michelin ore with depth. This is an important finding since, coupled with the similarities in comminution parameters, it means that near-surface ore and deep ore have similar processing parameters. This has positive implications concerning the use of data obtained from the shallow samples tested in the 1960s and 1970s and for future sample acquisition.

Several leach optimization tests were performed by SGS on an overall composite of Michelin ore which included ore zone material, hanging and foot wall rock and mafic intrusive. This sample contained 0.15% U_3O_8, 0.75% CO_3, and <0.01% S.

Numerous tests under a wide range of leach conditions demonstrated that ultimate leach extraction is reached at 36 h and that very little additional extraction is realized at longer retention times. However, acid consumption continues beyond 36 h so this leach time is proposed for the process plant.

SGS completed a series of leach tests on Michelin ore at pH 1.8 covering grinds ranging from 80% passing 73 to 80% passing 117 µm. The uranium extraction dropped from 87.7% at 76 µm to 84% at 117 m. At the same time, the acid consumption dropped from 27.6 kg/t to 23.5 kg/t. An initial optimization based on unit process for acid, power, and uranium indicated that coarser grinds (80% passing >90 µm) are preferred. This initial assessment will be re-evaluated as more cost and extraction data are generated for Michelin and other ores.

Other tests on Michelin ore have investigated the effect of temperature (25 and 50^0 C), oxidant type (chlorate and SO_2/Air) and dosage, and percentage solids (50 and 60%). Data indicate that 25^0 C, 1 kg/t chlorate, and 60% solids are reasonable design parameters for the proposed process plant. Additional work is planned on the use of SO_2/Air as an oxidant or as a replacement for the use of oxidants and sulphuric acid.

A limited number of leach tests have been performed on Jacques Lake ore samples. These tests have shown that uranium extractions of 91% are possible but acid consumptions at such extraction levels have been high at >110 kg/t of acid. Additional samples and tests are planned and improvements in the overall leach system are expected.

Two leach tests have been performed on ore-grade material from the White Bear deposit. These tests (test 6-1 and 6-29) gave very high uranium extraction levels of 94.1 and 96.4% respectively and low acid consumptions (32 and 18 kg/t respectively).

A composite sample of Michelin ore was subjected to a carbonate leach using a sodium carbonate/bicarbonate solution, a temperature of 120^0 C, and an oxygen partial pressure of 500 kPa. Samples were taken periodically during the 8 h leach time and assayed to determine the kinetics of uranium extraction. The ultimate extraction was found to be 64% and kinetics showed that far longer times or more aggressive conditions would be needed for reasonable extraction levels – if indeed they could be achieved. These findings parallel those observed during work done in the 1970s. Additional carbonate leaching tests are not planned.

18.5 LIQUID-SOLID SEPARATION

During the recent program, a composite sample of Michelin ore was ground and subjected to thickening tests. The ore was then acid leached and the leach residue subjected to both thickening and filtration tests.

Flocculant screening tests showed that a non-ionic flocculant (Magnafloc 351) was suitable for both ground ore and leach residue and that a low dosage (<20 g/t) was effective.

In standard Kynch thickening tests using rakes, the ground ore sample settled to 70% solids given a thickener area of 0.03 to 0.04 m^2/t/d (based on underflow and without scale-up factor applied) and a 10% feed solids through dilution with overflow.

The leached ore sample was only tested at 32% solids in the feed. The underflow reached 69% solids and a thickener unit area of 0.09 m^2/t/d was indicated (based on underflow and without scale-up factor applied). More dilution would probably indicate higher percentage solids and a lower thickener area requirement – a trend evident in the detailed data for the ground ore.

The thickening rates for both samples are satisfactory and normal process equipment will be employed in the process plant.

SGS determined the rheological properties of the ground ore and leached residue slurries. The results can be summarized in the Critical Solids Density (CSD) which is defined as the percentage solids above which a small increase in solids percentage causes a very large increase in slurry yield stress. The CSD was found to be about 70% solids for both the ground ore and the leach residue.

The CSD is also a general indicator of the maximum attainable solids percentage that can be expected from gravity thickening operation. It will be noted that actual percentage solids experienced in the thickening tests were similar to the values suggested by the rheology work.

Standard vacuum filtration rates were applied to a ~64% solids slurry feed. Residual cake moisture values below 20% were obtained at throughputs of 2.7 t/m^2/h (form and dry times only and without scale-up factor). This rate will be reduced as wash

time and scale-up factors are applied but remain as very viable filtration rates. Belt filters are a viable option for the Michelin process plant.

18.6 URANIUM EXTRACTION

Solvent extraction and ion exchange testwork have been performed but a complete analysis of the data has yet to be completed. Satisfactory extraction of uranium has been achieved with both the solvent extraction and ion exchange route.

Additional tests will be performed and both a liquid-solid separation route followed by solvent extraction and a resin-in-pulp (RIP) are being examined in a scoping study.

18.7 NEUTRALIZATION AND EFFLUENT CONTROL

Leached slurry has been processed through uranium recovery, radium control, and neutralization tests. Reagent consumption data have been generated but full assays are awaited.

18.8 ORE, WASTE ROCK, AND TAILINGS ENVIRONMENTAL STABILITY

Samples of ore, waste rock, and neutralized tailings have been subjected to Acid Base Accounting (ABA) analysis and environmental stability testing using the British Columbia leach procedure using agitation for 24 h with distilled water at 25% solids. Partial data have been received and a full analysis will be completed in the near future.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

An initial 43-101 compliant resource calculation for the Michelin Uranium Deposit was prepared by Roscoe Postle Associates ("RPA") of Toronto, Ontario for Aurora Energy Resources Inc. in January 2006 based on the historical Brinex drilling and new drilling completed by Aurora in 2005. RPA estimated the Mineral Resource of the Michelin Uranium Deposit by constructing a block model of the mineralized zones. The RPA resource estimate was done in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves. **The RPA resource calculation consisted of 22,225,000 lbs U3O8 Measured and Indicated and 13,360,000 Inferred lbs U3O8. The details of this resource estimate are available in** Agnerian, Hrayr (2006) **'Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada'** , NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

An updated resource estimate for Michelin and a preliminary resource estimate for Jacques Lake were completed in January, 2007. The resource estimates were completed by Mr. Gary Giroux, P. Eng. and the details and methodology are discussed in the following sections.

19.1 DATA ANALYSIS

19.1.1 Michelin

The Michelin data base is made up of a combination of historic diamond drill holes both surface (221 holes) and underground (50 holes), 9 diamond drill holes drilled in 2005, 35 holes drilled in 2006 for which assays were available when this study was completed and 597 historic underground samples (see **Appendix XII** for listing of data used in study).

Two of the 2005 drill holes were drilled to twin historic holes TWM-05-174 twined M-76-174 while TWM-05-92 twined M-70-92. A comparison of these holes is presented in Section 16.0 Data Validation. In general, the twins matched the original holes in average grade and in the location of the mineralized zones.

The grade distribution for uranium was examined with cumulative probability plots to determine if capping was necessary and if so at what level **(Table 19.1)**. The distribution was positively skewed and a lognormal transformation was made. The lognormal cumulative probability plot is shown below as **Figure 19.1**. The grade distribution is shown by open triangles and is made up of multiple overlapping populations. In this graphical format a single lognormal distribution will plot as a straight line. By a method called partitioning the inflection points in the curved line (shown as vertical lines) are selected and the individual populations shown as open circles are broken out. The interpreted populations are then re-plotted as solid circles and can then be compared against the original distribution. This procedure is explained in detail in a paper by A. J. Sinclair on the Application of probability graphs in mineral exploration (Sinclair, 1976).

Uranium showed 5 overlapping lognormal populations as shown in **Figure 19.1**. The top population with a mean of 33.86 % U_3O_8 representing 0.03 % of the data or 4 samples can be considered erratic. A threshold to separate out this population would be 3.9 % U_3O_8. Using this cap level, a total of 4 assays were capped at 3.9 % U_3O_8. The effects of capping 4 assays are shown in **Table 19.2** by the reduction in both average grade (reduced by 8%) and coefficient of variation (reduced from 6.94 to 1.76).

Table 19.1: Summary of Lognormal U_3O_8 Populations at Michelin

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	33.86	0.03 %	4
2	0.71	0.10 %	13
3	0.14	30.21 %	4,074
4	0.03	34.53 %	4,657
5	0.003	35.13 %	4,738



Partition
1.00
0.00
-1.00
-2.00
-3.00
U3O8 * 10**0
logged
N = 13486(13486,13486)
Max = 1.62
Mean = -1.70
Min = -3.00
StDv = 0.794
06/12/22
10:29:39
MICHELIN U3O8 ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 19.1: Lognormal Cumulative Probability Plot for U_3O_8 at Michelin

Table 19.2: Summary of Statistics for Assays and Capped Assays at Michelin

	U_3O_8 (%)	Capped U_3O_8 (%)
Number of Samples	13,512	13,512
Mean Grade	0.072	0.067
Standard Deviation	0.505	0.120
Minimum Value	0.001	0.001
Maximum Value	42.00	3.90
Coefficient of Variation	6.98	1.80

19.1.2 Jacques Lake

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt drilled first in 2005 with 7 diamond drill holes and a further 44 holes in 2006. At the time of this study 45 drill holes had assays completed (See Appendix 1 for listing of holes used). In addition holes Jl-06-31, 33, 36A, 38 and 40 are outside the resource estimate area. Assays reported as 0.00 (123 samples) were assigned a nominal 0.001% U_3O_8. Gaps in the drill holes where samples were not taken were also assigned a value of 0.001% U_3O_8. A total of 2,546 U_3O_8 assays were available for analysis.

A lognormal cumulative frequency plot showed 5 overlapping lognormal populations (see **Figure 19.2**). The populations are summarized in **Table 19.3**. An effective capping level would be at 2 standard deviations above the mean of population 2 a level of 0.45 % U_3O_8. A total of 8 assays were capped at 0.45 % U_3O_8. The effects of capping on the overall statistics were minimal as shown in **Table 19.4**.

Table 19.3: Summary of Lognormal U_3O_8 Populations at Jacques Lake

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	0.567	0.21 %	5
2	0.321	2.14 %	54
3	0.142	7.39 %	188
4	0.040	42.47 %	1,081
5	0.002	47.80 %	1,218



Partition
-0.50
-1.00
-1.50
-2.00
-2.50
-3.00
U3O8 * 10**0
logged
N = 2546(2546,2546)
Max = -0.178
Mean = -1.98
Min = -3.00
StDv = 0.771
07/01/10
14:26:09
JACQUES LAKE - U3O8
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 19.2: Lognormal Cumulative Probability Plot for U_3O_8 at Jacques

Table 19.4: Summary of Statistics for Assays and Capped Assays at Jacques Lake

	U_3O_8 (%)	Capped U_3O_8 (%)
Number of Samples	2,546	2,546
Mean Grade	0.039	0.039
Standard Deviation	0.068	0.066
Minimum Value	0.001	0.001
Maximum Value	0.663	0.450
Coefficient of Variation	1.75	1.71

19.2 GEOLOGIC MODEL

19.2.1 Michelin

A different approach for modeling the Michelin deposit was employed for the 2006 resource estimate. Whereas past resource estimates tried to estimate many different mineralized lenses within the overall mineralized zone, this estimate has attempted to model the footwall and hanging wall of the mineralization and include all material including internal waste within a main mineralized solid. Two smaller zones that could not be included were modeled separately as Z2 and Z3 zones **(Figure 19.3)**. This approach lets the data determine where the mineralized patches within the overall structure are located instead of joining up intervals from drill hole to drill hole.



Figure 19.3: Geologic Model for Michelin looking north showing Main Zone Solid in dark blue, Z2 solid in light blue and the Z3 Solid in green.

19.2.2 Jacques Lake

For Jacques lake cross sections were used to delineate the mineralized zones and three dimensional solids were drawn around these zones. **Figure 19.4** shows a view of the models with a Main zone, Hanging wall zone and Foot wall zone separated by a post mineralized felsic body and a metamorphosed mafic body.



Looking North
Metamorphosed mafic
FW Zone
HW Zone
Post-mineral felsic
Main zone

Figure 19.4: Geologic Model for Jacques Lake looking north showing mineralized and waste zones.

19.3 COMPOSITES

19.3.1 Michelin

Drill holes were "passed through" the mineralized solids with the points the hole's entered and left each solid recorded. Uniform down hole 2.5 m composites were formed to honor the boundaries of the solids. Composites were produced for the Main mineralized zone, the hanging wall zones labeled Z2 and Z3 and all material outside these zones classed as waste. Composites less than ½ the composite length at solid boundaries were combined with adjacent composites to produce a uniform support of 2.5± 1.25 m. A summary of the statistics for 2.5 m composites is presented in **Table 19.5**.

Table 19.5: Summary of Statistics for 2.5 m Composites Michelin

ZONE	Main Zone U_3O_8 (%)	Z2 Zone U_3O_8 (%)	Z3 Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	3,167	213	180	19,394
Mean Grade	0.067	0.041	0.020	0.003
Standard Deviation	0.082	0.045	0.021	0.014
Minimum Value	0.001	0.001	0.001	0.001
Maximum Value	0.829	0.277	0.093	1.00
Coefficient of Variation	1.22	1.09	1.04	4.51

19.3.2 Jacques Lake

Drill holes at Jacques Lake were passed through the various geologic solids and uniform 2.5 m down hole composites were formed that honored the various lithologic solids. Composites were prepared for the three mineralized zones, HW, FW and Main. Composites were also formed in waste units labeled metamorphosed mafic (MT-MI), post mineralized felsic (FI.POR), overburden (OVBD) and all other areas un-modeled (WASTE). The statistics for these composites are shown below in **Table 19.6** with all unmineralized units combined as waste.

Table 19.6: Summary of Statistics for 2.5 m Composites Jacques Lake

ZONE	Main Zone U_3O_8 (%)	HW Zone U_3O_8 (%)	FW Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	324	51	89	5,395
Mean Grade	0.079	0.053	0.049	0.003
Standard Deviation	0.071	0.039	0.041	0.008
Minimum Value	0.002	0.009	0.007	0.001
Maximum Value	0.362	0.193	0.213	0.184
Coefficient of Variation	0.90	0.75	0.84X	3.19

19.4 VARIOGRAPHY

19.4.1 Michelin

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, Z2, Z3 and Waste zones. There was insufficient data within the Z2 and Z3 zones to determine a model so the Main zone model was applied to these domains. Due to the linear style of mineralization within the Main zone semivariograms were produced along strike (Grid E-W Dip 0), down dip (Grid S Dip -55) and across dip (Grid N Dip -35). Nested spherical models were fit to each direction. The models are shown in Appendix XIII and the parameters summarized in Table 19.7. The nugget to sill ratio was 42% indicating reasonable sampling variability. These models were also used for the Z2 and Z3 parallel mineralized zones. For the waste zone an omni directional spherical model was applied.

Table 19.7: Summary of semivariogram Parameters for U_3O_8 at Michelin

Variable	Zone	Direction	C_0	C_1	C_2	a_1(m)	a_2(m)
U_3O_8 (%)	Main, Z2, Z3	Grid E-W Dip 0	0.30	0.30	0.35	25	90
		Grid S Dip -55	0.30	0.30	0.35	20	100
		Grid N Dip -35	0.30	0.30	0.35	8	22
	Waste	Omni Directional	0.11	0.06	0.09	50	120

19.4.2 Jacques Lake

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, and Waste zones. The hanging wall and foot wall zones did not have enough data to generate a model. The non mineralized units were all combined as waste and modeled.

Within the Main zone the directions modeled were dictated by the strike and dip of the mineralized zones namely: Strike 036° dip -60°. Spherical nested models were fit to both the Main zone and Waste data. The results are summarized below in **Table 19.8** with semivariograms shown in **Appendix XIII.**

Table 19.8: Summary of semivariogram Parameters for U_3O_8 at Jacques Lake

Variable	Zone	Direction	C_0	C_1	C_2	a_1(m)	a_2(m)
U_3O_8 (%)	Main, HW and FW	Az 036 Dip 0	0.05	0.40	0.08	20	45
		Az 126 Dip -60	0.05	0.40	0.08	12	100
		Az 306 Dip -30	0.05	0.40	0.08	8	20
	Waste	Az 036 Dip 0	0.05	0.10	0.14	15	30
		Az 126 Dip -60	0.05	0.10	0.14	20	30
		Az 306 Dip -30	0.05	0.10	0.14	12	70

19.5 BLOCK MODEL

19.5.1 Michelin

A block model with individual blocks 10 x 5 x 10 m in dimension in the directions E-W, N-S and vertical was superimposed on the various mineralized solids. The proportion of each block below surface topography, below the overburden surface, within the Main zone, within the Z2 zone, within the Z3 zone and within Waste was measured and tagged to the block. The block model parameters are as follows:

Lower left origin	Easting	-1600 E	10 m wide	156 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	10 m high	110 levels
No Rotation				

A second block model with similar origin but blocks 5 x 5 x 5 m was provided for possible underground extraction:

Lower left origin	Easting	-1600 E	5 m wide	312 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	5 m high	220 levels
No Rotation				


MICHELIN 10 X 5 X 10 m BLOCK MODEL
Z3 ZONE
Composites
NORTH
Z
Z2 ZONE
EAST

Figure 19.5: Michelin Block Model Isometric drawing showing Main Zone in Green, Z2 zone in Red and Z3 zone in Blue

19.5.2 Jacques Lake

A block model consisting of blocks 10 m NE x 5 m NW x 10 m Vertical was superimposed over the geologic solids. The model was rotated 45° more or less parallel to the mineralized zones. Figure 19.6 shows the model and describes the origin, block sizes and numbers of columns, rows and levels in the model.

Blocks were coded with the percentage of block below surface topography, and the percentage of block within each geologic domain.


=332250, 6065950, 330
(level 1 is top)
Block rotation = 45 counter clockwise
Blocks are 10NE x 5NW x 10vertical
141 columns, 101 rows, 53 levels

Figure 19.6: Showing Jacques Lake block model orientation

19.6 GRADE INTERPOLATION

19.6.1 Michelin

The grades for U_3O_8 in each block were interpolated by ordinary kriging. Blocks with some percentage of volume within the Main Zone solid were estimated using the composites from within the Main zone. Blocks with some percentage of volume within the Z2 and Z3 solid were estimated using Z2 and Z3 composites respectively. Blocks on the edges of the solids with some percentage of volume in waste were estimated using the

waste composites. A weighted average grade for U_3O_8 in each block was then calculated as follows.

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3 + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

All grades were estimated in a series of passes with expanding search ellipse dimensions. The search ellipse for each pass was oriented along strike (Grid E-W) and down Dip (Grid S dipping -54). The first pass for each variable used dimensions for the search ellipse equal to ¼ the semivariogram range in each direction. If a minimum 4 composites were not found the block was not estimated. A second pass was completed for un-estimated blocks using search ellipse dimensions equal to ½ the semivariogram range. A third pass was completed on blocks still not estimated using a search ellipse with dimensions equal to the full range of the semivariogram and in some cases a fourth pass using 2 times the range was used to fill in the solids. In all cases if more than 12 composites were found the closest 12 were used. As mentioned earlier the semivariogram model from the Main zone was used to estimate zones Z2 and Z3.
A second estimate was tabulated looking only at the proportion of mineralized blocks as determined by the combined total of:
% Min = % Main Zone + % Z2 + % Z3.

This estimate assumes one could mine to the limits of the mineralized solids and includes <u>no edge dilution</u>. In this case the grade of the block is the weighted average of:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3)/ %Min

The tonnage for this block would be:
Tonnes = Block volume * SG * % Min/100 %

To allow for the possibility of several mining methods the resource was calculated twice; once using 10 x 5 x 10 m blocks (for possible open pit methods) and once using 5 x 5 x 5 m blocks (for possible underground extraction).

Table 19.9 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.10 summarizes the same information for 5 x 5 x 5 m blocks.

Table 19.9: Summary of Kriging search parameters for Michelin 10 x 5 x 10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	8,505	22.5	5.5	25.0
	2	25,642	45.0	11.0	50.0
	3	15,779	90.0	22.0	100.0
	4*	17,805	180.0	44.0	200.0
Z2	1	527	22.5	5.5	25.0
	2	2,693	45.0	11.0	50.0
	3	2.243	90.0	22.0	100.0
	4	771	180.0	44.0	200.0
Z3	1	269	22.5	5.5	25.0
	2	2,429	45.0	11.0	50.0
	3	2,453	90.0	22.0	100.0
	4	1.027	180.0	44.0	200.0
Waste	1	20,376	30.0	30.0	30.0
	2	13,095	60.0	60.0	60.0
	3	10,901	120.0	120.0	120.0
	4	4,999	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

Table 19.10: Summary of Kriging search parameters for Michelin 5 x 5 x 5 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	33,974	22.5	5.5	25.0
	2	96,244	45.0	11.0	50.0
	3	56,413	90.0	22.0	100.0
	4*	64,972	180.0	44.0	200.0
Z2	1	2,084	22.5	5.5	25.0
	2	9,697	45.0	11.0	50.0
	3	7,793	90.0	22.0	100.0
	4	2,526	180.0	44.0	200.0
Z3	1	1,085	22.5	5.5	25.0
	2	8,188	45.0	11.0	50.0
	3	7,742	90.0	22.0	100.0
	4	3,300	180.0	44.0	200.0
Waste	1	63,844	30.0	30.0	30.0
	2	40,477	60.0	60.0	60.0
	3	34,517	120.0	120.0	120.0
	4	15,891	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

As an example of the kriged grade distribution for 10 x 5 x 10 m blocks, **Figures 19.7 and 19.8** show isometric views of the Main Zone with blocks from 0.05 – 0.1% shown in green and blocks greater than 0.10% U_3O_8 in red.


Z
Michelin Main Zone
Kriged 10 x 5 x 10 m Blocks
with
U3O8>= 0.05 < 0.1%
EAST
NORTH

Figure 19.7: Michelin Main Zone U3O8 Blocks > 0.05% and < 0.10 %


Z
Michelin Main Zone
Kriged 10 x 5 x 10 m
Blocks
U3O8 >= 0.1 %
EAST
NORTH

Figure 19.8: Michelin Main Zone U3O8 Blocks > 0.10 %

19.6.2 Jacques Lake

A similar kriging strategy was used for Jacques Lake on blocks 10 x 5 x 10 m in size. Again ordinary kriging was completed in a number of passes with the search ellipse oriented and scaled by the semivariogram for the Main Zone. Pass one used ¼ the range, pass 2 used ½ the range, pass 3 used the full range and pass 4 used double the range. Blocks required a minimum 4 composites to be found to be estimated during each pass. If more than 12 composites were found the closest 12 were used. The Main Zone at Jacques Lake was estimated using only composites within the Main Zone. The HW zone and FW zone were estimated using only composites from the HW and FW respectively. Waste or areas outside these three mineralized zones were estimated from all composites outside the mineralized solids.

The whole block or diluted grade of a block was calculated as a weighted average as follows:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

As was done at Michelin, a second grade was calculated as the grade within the mineralized solids, a grade attainable if one could mine to the solid boundaries. The weighted average of mineralized zones was calculated as follows:

% Min in Block = % Main Zone + % HW + % FW

Grade U_3O_8 in Mineralized Part of Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW)/ %Min

Table 19.11 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.11: Summary of Kriging search parameters for Jacques Lake 10x5x10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			AZ. 36 Dip 0	AZ 306 Dip -30	AZ 126 Dip -60
Main	1	393	11.25	5.0	25.0
	2	2,481	22.5	10.0	50.0
	3	3,513	45.0	20.0	100.0
	4	2,280	90.0	40.0	200.0
HW	1	32	11.25	5.0	25.0
	2	403	22.5	10.0	50.0
	3	1,465	45.0	20.0	100.0
	4	669	90.0	40.0	200.0
FW	1	82	11.25	5.0	25.0
	2	541	22.5	10.0	50.0
	3	913	45.0	20.0	100.0
	4	260	90.0	40.0	200.0
Waste	1	414	7.5	17.5	7.5
	2	1,636	15.0	35.0	15.0
	3	3,903	30.0	70.0	30.0
	4	3,306	60.0	140.0	60.0
	5	428	120.0	280.0	120.0

19.7 BULK DENSITY

19.7.1 Michelin

Historically a bulk density of 2.72 g/cc was used in Brinex estimates (Agnerian, 2006). For the 2006 43-101 report Roscoe Postle had 18 independent measurements of specific gravity completed on crushed samples at SGS Laboratories. RPA came up with an average specific gravity of 2.83 g/cc which was used in the 2005 resource estimate (Agnerian, 2006).

During the 2005 drill campaign Aurora had 60 specific gravity determinations taken from course rejects at CMB Laboratories. During the 2006 drill program an additional 118 specific gravity measurements were made from core samples. The results of these 2005-06 determinations are shown below in **Table 19.12** sorted by grade and all determinations are listed in **Appendix IV**.

Table 19.12: Summary of Specific Gravity measurements sorted by U_3O_8 Grade

Number	Grade Range U3O8 %	U_3O_8 %	Average SG
38	0.000 to 0.020	0.007	2.73
19	0.020 to 0.050	0.034	2.70
12	0.050 to 0.080	0.066	2.71
11	0.080 to 0.100	0.092	2.69
18	0.100 to 0.140	0.119	2.70
33	0.140 to 0.200	0.164	2.72
26	0.200 to 0.300	0.248	2.70
21	>0.300	0.393	2.70
178	**TOTAL**	**0.140**	**2.71**

Clearly there is no correlation between specific gravity and uranium grade (correlation coefficient= -0.006). Based on the current measurements, the density used in the 2005 estimate seems high with the average of 178 determinations in 2005 -2006 being very close at 2.71 to the Brinex 2.72 used in historic estimates. For this resource estimate, an average specific gravity of 2.71 g/cc was used.

19.7.2 Jacques Lake

For Jacques Lake, 173 specific gravity determinations were made in the area of mineralization during the 2006 drill program. These density values ranged from a low of 2.5 to a high of 3.3 with a mean value of 2.81. The distribution of measurements was fairly uniform through the mineralized zones so a value for specific gravity was interpolated into all estimated blocks using inverse distance squared and a similar search strategy as used for U_3O_8.

19.8 CLASSIFICATION

Based on the study herein reported, delineated mineralization of the Michelin and Jacques Lake Project is classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."*

> *"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

> *"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

> *"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

*"An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

19.8.1 Michelin

The geologic continuity of the Michelin mineralized zones is well established through surface mapping, drill hole information and underground mapping and sampling. Grade continuity can be quantified by variography. For the Michelin Deposit blocks near surface and the underground sampling that were estimated in Pass 1 (using ¼ the semivariogram ranges for a search ellipse) were classed as measured. Indicated blocks were those estimated in Pass 2 (using search ellipses with ½ the semivariogram range). Blocks in the lower portions of the mineralized zones and near the edges estimated in Pass 3 and 4 (using the full range and double the range of the semivariogram) were classed inferred. The distribution of measured, indicated and inferred blocks is shown in **Figure 19.9**.

Table 19.13 shows the total resource from 10 x 5 x 10 m blocks with edge dilution applied. That is to say all blocks with some proportion within the mineralized solid are included. The block grades are a weighted average of mineralization within the mineralized solid and outside the solid. This approach is valid for an open pit mining scenario where the large equipment used could not mine to the three dimensional shapes of the mineralized model.


Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Measured
Drill Hole Composites
NORTH
EAST
Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Indicated
Drill Hole Composites
NORTH
EAST
Z
Michelin 10 x 5 x 10 m Block Model
Drill Hole Composites
Blocks Classed Inferred
NORTH
EAST

Figure 19.9: Isometric plots showing distribution of Classified Blocks at Michelin

Table 19.13: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	3,410,000	0.071	5,340,000	26,520,000	0.085	49,710,000
0.05	2,190,000	0.089	4,300,000	18,690,000	0.105	43,270,000
0.06	1,760,000	0.098	3,800,000	15,750,000	0.114	39,590,000
0.07	1,420,000	0.106	3,320,000	13,340,000	0.123	36,180,000
0.08	1,140,000	0.114	2,870,000	11,220,000	0.132	32,660,000
0.09	860,000	0.124	2,350,000	9,350,000	0.142	29,280,000
0.10	670,000	0.132	1,950,000	7,790,000	0.151	25,940,000
0.11	510,000	0.141	1,590,000	6,540,000	0.160	23,070,000
0.12	360,000	0.152	1,210,000	5,410,000	0.170	20,280,000
0.13	260,000	0.161	920,000	4,530,000	0.179	17,880,000
0.14	190,000	0.171	720,000	3,740,000	0.188	15,500,000
0.15	150,000	0.180	600,000	3,110,000	0.197	13,510,000
0.16	100,000	0.191	420,000	2,520,000	0.207	11,500,000
0.17	80,000	0.198	350,000	2,090,000	0.216	9,950,000
0.18	58,000	0.208	270,000	1,720,000	0.225	8,530,000
0.19	38,000	0.220	180,000	1,410,000	0.234	7,280,000

U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	29,930,000	0.084	55,440,000	21,680,000	0.078	37,290,000
0.05	20,880,000	0.103	47,420,000	13,160,000	0.103	29,890,000
0.06	17,510,000	0.113	43,630,000	10,930,000	0.113	27,230,000
0.07	14,760,000	0.122	39,710,000	9,420,000	0.120	24,930,000
0.08	12,350,000	0.131	35,670,000	7,220,000	0.134	21,330,000
0.09	10,210,000	0.140	31,520,000	5,940,000	0.145	18,990,000
0.10	8,450,000	0.150	27,950,000	4,780,000	0.157	16,550,000
0.11	7,040,000	0.159	24,680,000	4,110,000	0.166	15,040,000
0.12	5,770,000	0.169	21,500,000	3,460,000	0.176	13,430,000
0.13	4,790,000	0.178	18,800,000	3,010,000	0.183	12,150,000
0.14	3,930,000	0.187	16,200,000	2,670,000	0.189	11,130,000
0.15	3,260,000	0.196	14,090,000	2,350,000	0.195	10,100,000
0.16	2,620,000	0.207	11,960,000	1,840,000	0.207	8,400,000
0.17	2,170,000	0.215	10,290,000	1,510,000	0.216	7,190,000
0.18	1,780,000	0.225	8,830,000	1,300,000	0.223	6,390,000
0.19	1,450,000	0.234	7,480,000	1,040,000	0.232	5,320,000

To aid the underground mine planning a second block model was estimated, using the same geologic model, composites, variogram models and kriging strategy but reducing the size of the blocks to 5 x 5 x 5 m **(Table 19.14)**. This block reduction does not increase the confidence in block grades but does reduce the effects of edge dilution as with smaller blocks a smaller volume would be affected.

Table 19.14: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) Using Whole Blocks with edge Dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	3,410,000	0.073	5,490,000	26,120,000	0.087	50,110,000
0.05	2,270,000	0.091	4,550,000	18,720,000	0.106	43,750,000
0.06	1,850,000	0.099	4,040,000	15,930,000	0.115	40,390,000
0.07	1,480,000	0.108	3,520,000	13,590,000	0.124	37,160,000
0.08	1,170,000	0.117	3,020,000	11,510,000	0.133	33,750,000
0.09	910,000	0.126	2,530,000	9,650,000	0.142	30,220,000
0.10	720,000	0.134	2,130,000	8,030,000	0.152	26,910,000
0.11	560,000	0.143	1,770,000	6,720,000	0.161	23,860,000
0.12	420,000	0.152	1,410,000	5,630,000	0.170	21,100,000
0.13	310,000	0.162	1,110,000	4,680,000	0.179	18,470,000
0.14	230,000	0.171	870,000	3,880,000	0.189	16,170,000
0.15	170,000	0.181	680,000	3,220,000	0.198	14,060,000
0.16	120,000	0.191	510,000	2,640,000	0.207	12,050,000
0.17	90,000	0.200	400,000	2,180,000	0.216	10,380,000
0.18	66,000	0.210	310,000	1,790,000	0.226	8,920,000
0.19	46,000	0.221	220,000	1,480,000	0.234	7,640,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	29,530,000	0.085	55,350,000	21,930,000	0.078	37,720,000
0.05	20,990,000	0.104	48,130,000	13,490,000	0.103	30,640,000
0.06	17,770,000	0.113	44,280,000	11,250,000	0.113	28,030,000
0.07	15,080,000	0.122	40,570,000	9,750,000	0.120	25,800,000
0.08	12,690,000	0.131	36,660,000	7,470,000	0.134	22,070,000
0.09	10,560,000	0.141	32,830,000	6,100,000	0.145	19,500,000
0.10	8,750,000	0.150	28,940,000	4,920,000	0.157	17,030,000
0.11	7,280,000	0.160	25,680,000	4,140,000	0.167	15,240,000
0.12	6,050,000	0.169	22,550,000	3,510,000	0.177	13,700,000
0.13	4,990,000	0.178	19,590,000	3,070,000	0.184	12,460,000
0.14	4,110,000	0.188	17,040,000	2,760,000	0.190	11,560,000
0.15	3,390,000	0.197	14,730,000	2,440,000	0.196	10,550,000
0.16	2,760,000	0.207	12,600,000	1,940,000	0.207	8,850,000
0.17	2,270,000	0.216	10,810,000	1,600,000	0.215	7,590,000
0.18	1,860,000	0.225	9,230,000	1,380,000	0.222	6,760,000

0.19	1,530,000	0.234	7,890,000	1,080,000	0.232	5,520,000

These same two sets of tables can be produced for only material within the mineralized solids. These resources are valid if you could mine to the solid boundaries as drawn. These resources have no edge dilution applied **(Table 19.15 & 19.16)**.

Table 19.15: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) with no edge dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	2,920,000	0.076	4,890,000	23,220,000	0.094	48,130,000
0.05	2,000,000	0.094	4,150,000	17,960,000	0.111	43,960,000
0.06	1,640,000	0.102	3,690,000	15,650,000	0.119	41,060,000
0.07	1,370,000	0.110	3,320,000	13,680,000	0.127	38,310,000
0.08	1,130,000	0.118	2,940,000	11,890,000	0.135	35,390,000
0.09	870,000	0.128	2,460,000	10,140,000	0.143	31,970,000
0.10	680,000	0.137	2,050,000	8,590,000	0.152	28,790,000
0.11	530,000	0.146	1,710,000	7,220,000	0.161	25,630,000
0.12	410,000	0.156	1,410,000	5,970,000	0.171	22,510,000
0.13	320,000	0.164	1,160,000	5,060,000	0.179	19,970,000
0.14	240,000	0.174	920,000	4,210,000	0.188	17,450,000
0.15	180,000	0.184	730,000	3,480,000	0.198	15,190,000
0.16	140,000	0.193	600,000	2,850,000	0.207	13,010,000
0.17	110,000	0.201	490,000	2,370,000	0.216	11,290,000
0.18	83,000	0.209	380,000	1,920,000	0.226	9,570,000
0.19	58,000	0.221	280,000	1,560,000	0.235	8,080,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	26,140,000	0.092	53,030,000	20,440,000	0.085	38,310,000
0.05	19,960,000	0.109	47,970,000	13,700,000	0.107	32,320,000
0.06	17,290,000	0.117	44,610,000	11,680,000	0.116	29,880,000
0.07	15,050,000	0.125	41,480,000	10,490,000	0.121	27,990,000
0.08	13,020,000	0.133	38,180,000	7,920,000	0.136	23,750,000
0.09	11,010,000	0.142	34,470,000	6,480,000	0.148	21,150,000
0.10	9,260,000	0.151	30,830,000	5,180,000	0.161	18,390,000
0.11	7,750,000	0.160	27,340,000	4,470,000	0.170	16,760,000
0.12	6,370,000	0.170	23,880,000	3,780,000	0.181	15,090,000
0.13	5,370,000	0.179	21,200,000	3,330,000	0.188	13,800,000
0.14	4,450,000	0.188	18,450,000	2,930,000	0.195	12,600,000
0.15	3,660,000	0.197	15,900,000	2,640,000	0.201	11,700,000
0.16	2,990,000	0.207	13,650,000	2,110,000	0.213	9,910,000
0.17	2,480,000	0.215	11,760,000	1,790,000	0.221	8,720,000
0.18	2,010,000	0.225	9,970,000	1,590,000	0.227	7,960,000
0.19	1,620,000	0.235	8,390,000	1,250,000	0.238	6,560,000

Table 19.16: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	3,230,000	0.077	5,480,000	24,810,000	0.092	50,330,000
0.05	2,230,000	0.094	4,620,000	18,870,000	0.109	45,350,000
0.06	1,840,000	0.102	4,140,000	16,310,000	0.117	42,080,000
0.07	1,520,000	0.110	3,690,000	14,090,000	0.126	39,150,000
0.08	1,230,000	0.118	3,200,000	12,080,000	0.134	35,690,000
0.09	960,000	0.127	2,690,000	10,280,000	0.143	32,410,000
0.10	750,000	0.136	2,250,000	8,620,000	0.152	28,890,000
0.11	600,000	0.145	1,920,000	7,220,000	0.162	25,790,000
0.12	450,000	0.155	1,540,000	6,060,000	0.171	22,850,000
0.13	340,000	0.165	1,240,000	5,070,000	0.180	20,120,000
0.14	270,000	0.173	1,030,000	4,220,000	0.189	17,590,000
0.15	200,000	0.182	800,000	3,500,000	0.198	15,280,000
0.16	150,000	0.192	640,000	2,870,000	0.208	13,160,000
0.17	110,000	0.202	490,000	2,370,000	0.217	11,340,000
0.18	83,000	0.211	390,000	1,940,000	0.226	9,670,000
0.19	61,000	0.220	300,000	1,590,000	0.235	8,240,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	28,030,000	0.090	55,630,000	21,660,000	0.083	39,640,000
0.05	21,090,000	0.107	49,760,000	14,250,000	0.105	32,990,000
0.06	18,150,000	0.116	46,420,000	12,020,000	0.114	30,210,000
0.07	15,610,000	0.124	42,680,000	10,720,000	0.120	28,370,000
0.08	13,310,000	0.133	39,030,000	8,090,000	0.135	24,080,000
0.09	11,240,000	0.142	35,190,000	6,550,000	0.147	21,230,000
0.10	9,380,000	0.151	31,230,000	5,200,000	0.161	18,460,000
0.11	7,820,000	0.160	27,590,000	4,410,000	0.171	16,630,000
0.12	6,510,000	0.170	24,400,000	3,750,000	0.180	14,880,000
0.13	5,410,000	0.179	21,350,000	3,290,000	0.188	13,640,000
0.14	4,480,000	0.188	18,570,000	2,970,000	0.194	12,700,000
0.15	3,700,000	0.197	16,070,000	2,650,000	0.200	11,690,000
0.16	3,020,000	0.207	13,780,000	2,130,000	0.211	9,910,000
0.17	2,480,000	0.216	11,810,000	1,810,000	0.220	8,780,000
0.18	2,020,000	0.225	10,020,000	1,610,000	0.225	7,990,000
0.19	1,650,000	0.235	8,550,000	1,240,000	0.237	6,480,000

Finally, a set of combined Tables that would reflect the style of mining and the levels that might separate a surface open pit from an underground mine scenario. **Table 19.17** shows the grades and tonnages for blocks 10 x 5 x 10 m with edge dilution above the 150 m elevation level that might represent the bottom of an open pit. The edge dilution would represent mining 10 x 5 x 10 m blocks with large equipment.

Table 19.17: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution, Above the 150 m Elevation

U3O8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	**3,410,000**	**0.071**	**5,340,000**	**7,930,000**	**0.062**	**10,840,000**
0.05	2,190,000	0.089	4,300,000	4,280,000	0.082	7,740,000
0.06	1,760,000	0.098	3,800,000	3,140,000	0.092	6,370,000
0.07	1,420,000	0.106	3,320,000	2,340,000	0.102	5,260,000
0.08	1,140,000	0.114	2,870,000	1,690,000	0.113	4,210,000
0.09	860,000	0.124	2,350,000	1,260,000	0.122	3,390,000
0.10	670,000	0.132	1,950,000	950,000	0.131	2,740,000
0.11	510,000	0.141	1,590,000	720,000	0.140	2,220,000
0.12	360,000	0.152	1,210,000	530,000	0.149	1,740,000
0.13	260,000	0.161	920,000	390,000	0.157	1,350,000
0.14	190,000	0.171	720,000	290,000	0.166	1,060,000
0.15	150,000	0.180	600,000	230,000	0.172	870,000
0.16	100,000	0.191	420,000	150,000	0.180	600,000
0.17	80,000	0.198	350,000	100,000	0.188	410,000
0.18	58,000	0.208	270,000	60,000	0.196	260,000
0.19	38,000	0.220	180,000	30,000	0.207	140,000
U3O8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	**11,340,000**	**0.065**	**16,250,000**	**460,000**	**0.043**	**440,000**
0.05	6,480,000	0.085	12,150,000	110,000	0.061	150,000
0.06	4,900,000	0.094	10,160,000	50,000	0.072	80,000
0.07	3,770,000	0.104	8,650,000	30,000	0.077	50,000
0.08	2,830,000	0.113	7,050,000	7,000	0.085	10,000
0.09	2,120,000	0.123	5,750,000	3,000	0.093	6,000
0.10	1,620,000	0.132	4,720,000			
0.11	1,230,000	0.140	3,800,000			
0.12	890,000	0.150	2,940,000			
0.13	660,000	0.159	2,310,000			
0.14	480,000	0.168	1,780,000			
0.15	370,000	0.175	1,430,000			
0.16	260,000	0.184	1,050,000			
0.17	180,000	0.193	770,000			
0.18	120,000	0.202	530,000			
0.19	70,000	0.214	330,000			

Table 19.18 shows the resource below the 150 m elevation that might be extractable by underground methods and as a result it is reported from 5 x 5 x 5 m blocks with no edge dilution. This assumes more selectivity underground but of course some

mining dilution will ultimately be applied. There is no measured resource below the 150 m elevation.

Table 19.18: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution below the 150 m Elevation Reflecting a possible Underground Resource

U3O8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	17,690,000	0.101	39,400,000	21,160,000	0.083	38,730,000
0.05	**14,310,000**	**0.115**	**36,290,000**	**13,950,000**	**0.106**	**32,610,000**
0.06	12,730,000	0.123	34,530,000	11,870,000	0.115	30,100,000
0.07	11,340,000	0.130	32,510,000	10,650,000	0.121	28,410,000
0.08	9,930,000	0.138	30,220,000	8,070,000	0.135	24,020,000
0.09	8,610,000	0.146	27,720,000	6,540,000	0.147	21,200,000
0.10	7,330,000	0.155	25,050,000	5,200,000	0.161	18,460,000
0.11	6,220,000	0.164	22,490,000	4,400,000	0.171	16,590,000
0.12	5,290,000	0.173	20,180,000	3,750,000	0.180	14,880,000
0.13	4,450,000	0.182	17,860,000	3,290,000	0.188	13,640,000
0.14	3,750,000	0.191	15,790,000	2,960,000	0.194	12,660,000
0.15	3,150,000	0.200	13,890,000	2,650,000	0.200	11,690,000
0.16	2,600,000	0.210	12,040,000	2,130,000	0.211	9,910,000
0.17	2,170,000	0.219	10,480,000	1,810,000	0.220	8,780,000
0.18	1,800,000	0.228	9,050,000	1,610,000	0.225	7,990,000
0.19	1,500,000	0.237	7,840,000	1,240,000	0.237	6,480,000

19.8.2 Jacques Lake

At this point in time the drill spacing at Jacques Lake is too wide spaced to calculate a measured resource. The blocks estimated in pass 1 and 2 were classed indicated and those estimate in pass 3 and 4 were classed inferred.

As in Michelin the resource has been presented as two sets of Tables. **Table 19.19** shows the resource with edge dilution applied to 10 x 5 x 10 m blocks while **Table 19.20** shows the resource if you could mine to the geological solid boundaries.

Table 19.19: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

U3O8 Cutoff (%)	INDICATED			INFERRED		
		Grade>Cutoff			Grade>Cutoff	
	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8
0.03	3,660,000	0.073	5,890,000	5,680,000	0.051	6,390,000
0.05	2,410,000	0.091	4,840,000	2,070,000	0.073	3,330,000
0.06	1,980,000	0.099	4,320,000	1,260,000	0.085	2,360,000
0.07	1,640,000	0.107	3,870,000	960,000	0.091	1,930,000
0.08	1,330,000	0.114	3,340,000	630,000	0.100	1,390,000
0.09	1,090,000	0.121	2,910,000	380,000	0.110	920,000
0.10	830,000	0.129	2,360,000	250,000	0.118	650,000
0.11	590,000	0.139	1,810,000	138,000	0.130	396,000
0.12	410,000	0.150	1,360,000	69,000	0.145	221,000
0.13	290,000	0.160	1,020,000	50,000	0.154	170,000
0.14	210,000	0.169	780,000	33,000	0.164	119,000
0.15	143,000	0.182	570,000	24,000	0.171	90,000
0.16	105,000	0.192	440,000	16,000	0.180	64,000
0.17	78,000	0.201	350,000	13,000	0.184	53,000
0.18	55,000	0.212	257,000	4,000	0.198	17,000
0.19	39,000	0.223	192,000	4,000	0.198	17,000

Table 19.20: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) with no edge Dilution

U3O8 Cutoff (%)	INDICATED			INFERRED		
		Grade>Cutoff			Grade>Cutoff	
	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8
0.03	3,550,000	0.079	6,180,000	6,130,000	0.055	7,430,000
0.05	2,500,000	0.095	5,240,000	2,700,000	0.075	4,470,000
0.06	2,120,000	0.102	4,770,000	1,660,000	0.088	3,220,000
0.07	1,810,000	0.109	4,350,000	1,300,000	0.095	2,720,000
0.08	1,470,000	0.116	3,760,000	1,030,000	0.100	2,270,000
0.09	1,220,000	0.123	3,310,000	600,000	0.111	1,470,000
0.10	950,000	0.131	2,740,000	400,000	0.120	1,060,000
0.11	700,000	0.140	2,160,000	235,000	0.131	679,000
0.12	500,000	0.151	1,660,000	124,000	0.146	399,000
0.13	360,000	0.161	1,280,000	95,000	0.153	320,000
0.14	270,000	0.170	1,010,000	64,000	0.162	229,000
0.15	194,000	0.180	770,000	46,000	0.169	171,000
0.16	144,000	0.188	600,000	28,000	0.179	111,000
0.17	95,000	0.201	420,000	18,000	0.187	74,000
0.18	65,000	0.212	304,000	6,000	0.206	27,000
0.19	51,000	0.220	247,000	4,000	0.223	20,000

When mining method is considered the resource could be subdivided into an open pit possible extraction above the 130 m elevation. This resource is reported using the whole block results (edge dilution applied) in **Table 19.21**. The part of the resource below the 130 elevation that might be extracted by underground methods is reported as the mineralized part of the blocks (no edge dilution applied) in **Table 19.22**.

Table 19.21: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution above 130 m Elevation

U3O8 Cutoff (%)	INDICATED			INFERRED		
		Grade>Cutoff			Grade>Cutoff	
	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8
0.03	**1,150,000**	**0.083**	**2,100,000**	**1,520,000**	**0.056**	**1,880,000**
0.05	810,000	0.101	1,800,000	630,000	0.080	1,110,000
0.06	690,000	0.109	1,660,000	430,000	0.093	880,000
0.07	580,000	0.117	1,500,000	350,000	0.100	770,000
0.08	500,000	0.124	1,370,000	270,000	0.107	640,000
0.09	440,000	0.130	1,260,000	210,000	0.114	530,000
0.10	350,000	0.138	1,070,000	150,000	0.122	400,000
0.11	260,000	0.149	850,000	81,000	0.138	246,000
0.12	200,000	0.162	710,000	53,000	0.150	175,000
0.13	150,000	0.173	570,000	45,000	0.154	153,000
0.14	130,000	0.180	520,000	30,000	0.165	109,000
0.15	102,000	0.189	430,000	23,000	0.171	87,000

Table 19.22: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) With no edge Dilution below 130 m Elevation

U3O8 Cutoff (%)	INDICATED			INFERRED		
		Grade>Cutoff			Grade>Cutoff	
	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8	Tonnes> Cutoff (tonnes)	U3O8 (%)	Pounds of U3O8
0.03	2,440,000	0.074	3,980,000	4,460,000	0.054	5,310,000
0.05	**1,670,000**	**0.090**	**3,310,000**	**1,950,000**	**0.072**	**3,100,000**
0.06	1,410,000	0.097	3,020,000	1,160,000	0.084	2,150,000
0.07	1,200,000	0.103	2,730,000	880,000	0.090	1,750,000
0.08	930,000	0.111	2,280,000	680,000	0.095	1,420,000
0.09	740,000	0.117	1,910,000	320,000	0.106	750,000
0.10	550,000	0.125	1,520,000	190,000	0.114	480,000
0.11	400,000	0.133	1,170,000	106,000	0.121	283,000
0.12	280,000	0.141	870,000	43,000	0.132	125,000
0.13	200,000	0.148	650,000	21,000	0.141	65,000
0.14	120,000	0.157	420,000	7,000	0.151	23,000
0.15	75,000	0.165	270,000	3,000	0.164	11,000

These resource tables can be summarized as follows.

Deposit	Measured			Indicated			Inferred		
	Tonnes (x 1000)	% U3O8	lbs U3O8 (x 1000)	Tonnes (x1000)	% U3O8	lbs U3O8 (x1000)	Tonnes (x1000	% U3O8	lbs U3O8 (x1000)
Michelin Open Pit*	3,410	0.07	5,340	7,930	0.06	10,840	460	0.04	440
Michelin Underground**				14,310	0.12	36,290	13,950	0.11	32,610
Jacques Lake Open Pit*				1,150	0.08	2,100	1,520	0.06	1,880
Jacques Lake Underground**				1,670	0.09	3,310	1,950	0.07	3,100
Totals	**3,410**	**0.07**	**5,340**	**25,060**	**0.10**	**52,540**	**17,880**	**0.10**	**38,030**

** Open pit resource reported at 0.03% U3O8 cut-off*

*** Underground resource reported at a 0.05% U3O8 cut-off*

19.9 OTHER RESOURCES

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (**MODS**), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the authors of any the CMB Technical Report, the Michelin Technical Report or the 2006 Technical Report have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. **As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates.**

However, management believes that these historical estimates may be indicative of the potential for mineralization on these properties. These historical estimates include:

1. The Rainbow Deposit with 272,232 tonnes @ 0.100% U_3O_8 (600,159 lbs U_3O_8). Note - The 1975 historical estimate for the Rainbow Deposit by Brinex was based on data from 19 surface drill holes which defined a zone 140 m long by 2 to 15 m wide by 79 m deep. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

2. The Gear Lake Deposit with 76,860 tonnes @ 0.145% U_3O_8 (245,695 lbs U_3O_8) Note - The historical estimate for the Gear Lake Prospect (year unknown) by Brinex was based on data from an unknown number of surface holes which defined the zone over a length of 30 m and to a depth of 70 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards. The drill hole and assay data are deemed to be inadequate for an accurate estimation of tonnage and grade and the calculations assume a continuity of the mineralized zone which is not completely tested by drilling.

3. The Inda Lake Deposit with 514,519 tonnes @ 0.155% U_3O_8 (1,758,167 lbs U_3O_8) Note - The 1976 historical estimate for the Inda Lake Prospect by Brinex was based on data from 23 surface drill holes. 75% percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 m and strike length of 640 m. The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U_3O_8. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

4. The Nash Lake Deposit with 215,971 tonnes @ 0.224% U_3O_8 (1,066,523 lbs U_3O_8) Note - The 1970 historical estimate for the Nash Lake Prospect (Main Zone) by Brinex was based on data from unknown number of surface drill holes which defined the zone over a strike length of 365 m and a depth of 140 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

A "qualified person" as defined in National Instrument 43-101 has not completed sufficient work on these properties to classify these historical estimates as current Mineral Resources or Mineral Reserves in accordance with the requirements of National Instrument 43-101, the Corporation is not treating these historical estimates as current Mineral Resources or Mineral Reserves as defined under National Instrument 43-101, and accordingly these historical estimates should not be relied upon. Potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource to date on any of the Rainbow, Gear Lake, Inda Lake or Nash Lake properties, and it is uncertain if further exploration will result in any of these properties being delineated as Mineral Resources in accordance with National Instrument 43-101.

20.0 OTHER RELEVANT DATA AND INFORMATION

The Nunatsiavut Government came into effect December 1st, 2005. The current Board of the Labrador Inuit Association became the transitional government which will be in place until an election is held. The Nunatsiavut Government will operate on a consensus basis rather than an adversarial party system. The Nunatsiavut Government will observe federal and provincial laws and, in time, take greater control over policy.

The effective date marks the transition of the Labrador Inuit Lands Claims Agreement into a legal and constitutional reality.

Sections of the Agreement which deal specifically with exploration interests in Labrador are Part 4.11 Subsurface Interests and Part 4.12 Subsurface Resource Development in Labrador Inuit Lands. For the purposes of this report, the following paraphrased parts are of note:

- Administration of subsurface resources in the Labrador Inuit Settlement Area rest with the Province (4.11.1). The Province is obliged to consult with the Nunatsiavut Government about conditions to be attached to a subsurface interest in Labrador Inuit Lands (4.12.4).
- Exploration of Labrador Inuit Lands requires approval of an application in the form of a work plan made to the Nunatsiavut Government and the Province (4.11.13(b)). Fifteen days is indicated as the time frame for processing applications. Approval from both the Provincial and Nunatsiavut governments is required before work can proceed.
- Exploration companies must obtain consent from the Nunatsiavut Government for access to Labrador Inuit Lands (4.11.13(a)).
- Development of a subsurface resource in Labrador Inuit Lands requires an Inuit Impacts and Benefits Agreement with the Nunatsiavut Government (4.12.1).

As of February 19, 2007 the effective date of this technical report, ***the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands*** were still in the negotiation phase between the Nunatsiavut Government and the Government of Newfoundland and Labrador. Until such time as the Standards are ratified into law, no winter drilling permits will be awarded for Labrador Inuit Lands.

21.0 INTERPRETATION AND CONCLUSIONS

The program over the period from January 2006 to November 2006 period has been very successful in identifying additional mineralization at Michelin and Jacques Lake, and in confirming mineralization at White Bear, Gear, Inda, Nash and Rainbow through ongoing drilling.

21.1 MICHELIN TARGET AREA

The 2006 program has been successful in infilling and expanding upon the area of the inferred resource drilled in 2005. In addition to confirming the presence of mineralization inferred from the wider-spaced drilling, the 2006 program has also successfully identified a significant zone of increased width and grade, with values better than any previously drilled on the Michelin project. The best of these is M06-019, which returned **0.24% U_3O_8/43.7 m**

With continued drilling, it is also becoming clearer that the main zone at Michelin has a continuous and predictable hanging wall and footwall, but shows significant internal zonation within those two bounding structures.

The 2006 drilling has substantially infilled the main zone down to a depth of approximately 750m below surface and has intersected uranium mineralization to a vertical depth of 880m from surface. Continued drilling in the area should now be aimed at extending the mineralization to a greater depth and drill-testing the potential for other similarly plunging shoots to the east and west of the main zone.

21.2 WHITE BEAR LAKE TARGET AREA

The White Bear Lake target area was previously drilled by Brinex and returned a number of significant drill intersections which were not followed up at the time. The drilling carried out far in 2006 has confirmed the presence of bedrock mineralization in the area and also verified the values returned in Brinex drilling from the late 1970's.

The most significant intercept in Phase I drilling was returned in **WB06-001** with **0.25% U_3O_8/15 m.** The three subsequent Phase I drill holes were designed to test the extent of this mineralized zone, and returned narrower but still significant mineralized intervals.

Phase II drilling at White Bear produced variable results, with the most significant being returned in **WB06-005 at 0.25% U_3O_8/15 m.** The remainder of holes drilled during the Phase II program returned a range of results from background values to **0.14 % U_3O_8/9.76 m** in **WB06-006**. Follow up drilling showed a large degree of metamorphic and overprinting effects from the emplacement of the Burnt Lake granite, located to the East of the target area.

Mineralization in the White Bear Lake area is associated with moderate hematite alteration, disseminated amphibole and disseminated pyrite. The mineralized zones exhibit a lower degree of strain than mineralization at Michelin and Jacques Lake.

The White Bear Lake area contains widespread outcropping uranium mineralization which was trenched by Brinex during the 1970s. There are a number of additional zones in the area with positive trench and first-pass drill results which have not subsequently been followed up.

Further work is recommended to map and sample the extent and nature of alteration and structures hosting uranium mineralization, prior to continued drill testing of the White Bear target area.

21.3 JACQUES LAKE TARGET AREA

The 2006 program was successful in extending the known mineralization at Jacques Lake over a strike length of 400 m, and in the identification of a much broader and more continuous mineralized zone in drill holes **JL06-018/019/020**. The most significant results were returned in **DDH JL06-020** with **0.11% U_3O_8/57.7 m** and in **DDH JL06-018** with **0.21% U_3O_8/21 m**. The zone intersected in these holes remains open to the south-west and at depth. This new, wider zone has now been defined over a strike length of 200m, and to a depth of 220m.

It is notable that the best intersections to date at Jacques Lake occur in an area located off the south-western end of the airborne radiometric anomaly, suggesting that the anomaly has been displaced by glacial transport of mineralized boulders, and confirming that the position and intensity of airborne radiometric anomalies are strongly controlled by the degree of vegetation and water cover, along with the number of mineralized boulders. The fact that mineralization has been shown to be more extensive than the airborne radiometric anomaly enhances significantly the size potential of the Jacques Lake area.

More work is recommended to continue to extend the known mineralization in the Jacques Lake area in all directions and to test other similar targets in the surrounding region.

21.4 GEAR TARGET AREA

2006 Drilling at the Gear target was successful in confirming previously reported results from Brinex drilling and in confirming the potential for successful accessory copper and silver mineralization. Current work also indicates the Gear target remains open at for expansion at depth.

Uranium mineralization at Gear is found within a dark grey to black metamorphosed argillite. Significant amounts of pyrite and chalcopyrite stockworking are observed within zones of uranium mineralization.

Proposed 2007 drilling at the Gear target will focus on expanding the target down dip and along strike.

21.5 INDA TARGET AREA

2006 Drilling at the Inda target was successful in confirming previously reported results from Brinex drilling and in confirming the potential for significant accessory copper and silver mineralization. The Inda target returned the highest grade intercept from all 2006 drilling in the CMB, with 6.77% U_3O_8 over 1 metre in drill hole I06-001. This result indicates the potential for higher grade mineralization within the Post Hill group.

Zones of uranium mineralization are associated with strongly sheared clastic metasediments, with strong magnetite and hematite alteration. As in the Gear area, abundant pyrite and chalcopyrite are observed in intervals of elevated radioactivity.

A comprehensive data compilation is underway in order to target the down dip and along strike potential of the Inda target. 2007 drilling on the Inda target will focus on following up the high-grade interval from I06-001 and will test the down dip and along strike potential of the target area.

21.6 NASH TARGET AREA

The 2006 Drill program at the Nash target confirmed previously reported results from Brinex drilling and the potential for significant accessory copper and silver mineralization within the Post Hill Group. Significant intervals returned were **0.21% U3O8** over **4.0** metres in **N06-001** and **0.25% U3O8** over **3.4** metres in **N06-002,** the results of which are in agreement with reported Brinex grades and widths.

Uranium mineralization at Nash is hosted within a mixed package of highly strained felsic metavolcanics and clastic metasediments. Widespread, intense iron oxide mineralization is observed within mineralized zones.

A comprehensive data compilation is underway to target the down dip and along strike potential of the Nash target. 2007 drilling on the Nash target will focus on expanding upon 2006 results and will test the down dip and along strike potential of the target area.

21.7 RAINBOW ZONE TARGET AREA

2006 Drilling at the Rainbow Zone intersected significant results in nine of fifteen drill holes. Results from the 2006 roughly correspond with mineralization intersected by the 1971 and 1975 Brinex drilling campaigns. Highlights include **0.13% U_3O_8 over 18.80 m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8 over 9.35 m** in RZ06-002, **0.15% U_3O_8 over 7.7 m** in RZ06-007, **0.42% U_3O_8 over 3.00 m** in RZ06-

011. Mineralization has been intersected over a 300 m strike length and to a depth of 115.50 m.

Uranium mineralization is commonly hosted in felsic metavolcanic rocks, that are notable for the lack of silicification and hematization, and is associated with veinlets of fine grained mafic minerals such as chlorite and biotite. An extensive chlorite- biotite-rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. It is postulated that mineralization would continue below the mafic intrusion but this has yet to be confirmed. The intrusion is underlain by silicified and hematized felsic metavolcanic which is not the typical host rock of Rainbow mineralization. A review of all Rainbow data is recommended prior to the implementation of any subsequent drill programs.

22.0 RECOMMENDATIONS

A **$21,250,000 Can. two-phase budget** is recommended for 2007 to continue to evaluate the CMB Uranium Property located in north-east central Labrador.

The main focus of the proposed 2007 exploration program would be to continue to convert inferred resources to indicated resources at the Michelin Uranium Deposit and to establish new resource bases at Jacques Lake Target and other target areas. This work would go hand-in-hand with the ongoing resource, metallurgical, and environmental and engineering work that was contracted to SNC Lavalin in August 2006. The 2007 proposed exploration program would be two phase and include a preliminary economic scoping study in Q1-2007 followed by an intensive field program in Q1/2/3-2007.

22.1 PROPOSED 2007 PHASE I WORK PROGRAM

This work is currently being carried out over the first quarter of 2007 and includes:

a) The development of an updated 43-101compliant resource for the Michelin Uranium Deposit and the Jacques Lake Target by an independent qualified person (Q1 – 2007).
b) The metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario (Q1 – 2007).
c) The completion of a preliminary Economic Study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure (Q1 – 2007).

The budget for the Proposed 2007 Phase I Work Program is **$500,000 Can.** and is summarized in **Table 22.1.**

Table 22.1: Budget for Proposed 2007 Phase I Work Program

Description	Cost ($Can)	% of Total
Labor	$155,550	31.11
General and Administration	$32,000	6.40
Infrastructure	$20,000	4.00
Engineering/Environmental	$145,000	29.00
Field Support	$84,995	17.00
Travel and Lodging	$13,500	2.70
Land and Community Relations	$3,500	0.70
Subtotal	**$454,545**	**90.91**
Contingency (10%)	$45,455	9.09
Total	**$500,000**	**100.00**

22.2 PROPOSED 2007 PHASE II WORK PROGRAM

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended. This would involve a significant component of field work and would include:

a) A 75,000 m diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend (Q1/Q4 – 2007). This program would continue to expand the known inferred resource at Michelin and as well as focusing on the conversion of inferred to indicated resources. The program would also seek to develop new resources within the other targets areas. The approximate breakdown of the meterage would be as follows:

o Michelin Main	27,000 m
o Jacques Lake	22,000 m
o Aurora River	10,000 m
o White Bear	4,000 m
o Michelin East	4,000 m
o Melody Hill	4,000 m
o Inda Lake Trend	4,000m
o **Total**	**75,000m**

This work would involve a minimum of six diamond drill rigs (currently on site) for a period of 8 months and be based out of the Michelin Camp and a new Jacques Lake camp to be constructed in June 2007. Based on the outcome of the scoping study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

b) A geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake (Q2/Q3 - 2007).

c) An ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007).

The budget for the Proposed 2007 Phase II Work Program is **$20,750,000 Can.** and is summarized in **Table 22.2** on the following page.

Table 22.2: Budget for Proposed 2007 Phase II Work Program

Description	**Cost ($Can)**	**% of Total**
Labor	$2,285,202	11
General and Administration	$204,000	1
Infrastructure	$30,000	0
Capital Purchases	$150,000	1
Drilling and Assays	$8,625,000	42
Field Geochemistry	$30,000	0
Field Geophysics	355,000	2
Field Support (Heli/Plane/Fuel/etc)	$7,157,703	34
Travel and Lodging	$325,000	2
Land and Community Relations	$600,000	3
Subtotal	**$19,761,905**	**95**
Contingency (5%)	988,095	5
Total	**$20,750,000**	**100**

23.0 REFERENCES

Agnerian, H,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

Bailey, D.G.,
1979: Geology of the Walker-MacLean Lake Area, 13K/9E, 13J/12, Central Mineral Belt, Labrador; Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 78-3: 17 pages.

Beaven, A.P.,
1958: The Labrador uranium area. Proceedings of the Geological Association of Canada, 10: pages 137-145.

Brinex Ltd.,
1979: Kitts-Michelin Project – Information Summary: 32 pages.

Booth, J.K.V., Leigh, O.E., and Archer, D.J.,
1979: Brinex Ltd., Michelin/Kitts Project, Volume I - Report on Geology and Reserves, Volume II - Michelin Deposit Plans and Sections: 227 pages.

Buchnea, A.,
2005: Aurora Energy Inc., Evaluation of the Implementation of the Uranium Exploration Radiological Health and Safety Program, 2005 Central Mineral Belt Exploration Program, Labrador, Canada: 10 pages.

Culshaw, N., Ketchum, J. and Barr, S.,
2000: Structural evolution of the Makkovik Province, Labrador, Canada: tectonic processes during 200 Myr at a Paleoproterozoic active margin. Tectonics, 19: pages 961-977.

Cunningham-Dunlop, I.R., Barbour, D., Buschman, A., Howson, S., King, M., Lennox-King, M., Trevors, M. and Valenta, R.
2006: 2005 Assessment Report on the Geological, Geophysical, Geochemical and Diamond Drilling Investigations on the CMB Project, Labrador, Canada: 141 pages.

Earth Tech Canada Inc.,
2005: Michelin Lake 2005 Environmental Baseline Program, Aurora Energy Inc. CMB Project Michelin Lake Area, Labrador: 20 pages.

Emslie, R.F., Hamilton, M.A. and Gower, C.F.,
1997: The Michael Gabbro and other Mesoproterozoic lithospheric probes in southern and central Labrador. Canadian Journal of Earth Sciences, 34: pages 1566-1580.

Farquhar, E.,
2005: High Resolution Stinger Mounted Magnetometer and Radiometric Survey for Fronteer Development Group, Labrador, NTS: 13K/9; 13J/12,13,14; 13O/3,4: 29 pages.

Gandhi, S.S.,
1986: Uranium in early Proterozoic Aillik Group, Labrador. *In* Uranium Deposits of Canada, Canadian Institute of Mining and Metallurgy, Special Volume 33: pages 70-82.

Garsed, I.,
2005: Results of Michelin East Mapping; Confidential Memo to Fronteer Development Group Inc.: 16 pages.

Government of Newfoundland and Labrador,
2003: Labrador Inuit Land Claims Agreement: 404 pages.

Gower, C.F., Ryan, A.B. and Rivers, T.,
1990: Mid-Proterozoic Laurentia-Baltica: An overview of its geological evolution and a summary of the contributions made by this volume. *In* Gower, C.F., Rivers, T. and Ryan, A.B. (eds.) Mid-Proterozoic Laurentia-Baltica; Geological Association of Canada, Special Paper 38: pages 1-20.

Gower, C.F., Flanagan, M.J., Kerr, A. and Bailey, D.G.,
1982: Geology of the Kaipokok Bay – Big River area, Central Mineral Belt, Labrador; Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division, Report 82-7: 77 pages.

Hall, R.D.,
2005: NI43-101 Report on the Central Mineral Belt Project, Labrador. Unpublished report for Fronteer Development Group Inc.: 33 pages.

Haynes, D.W.,
2000: Iron oxide copper (-gold) deposits: Their position in the ore deposit spectrum and modes of origin; *In* Porter, T.M. (ed.) Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1, PGC Publishing, Adelaide: pages 71-90.

Hendry, J.P.,
2005: Michelin Area Exploration Target Definition, Confidential Memo from Roscoe Postle Associates to Fronteer Development Group Inc.: 5 pages.

Hitzman, M. W., Oreskes, N., and Einaudi, M. T.,
1992: Geological Characteristics and tectonic setting of Proterozoic iron-oxide (Cu-U-Au-REE) deposits. Precambrian Research, 58: pages 241-287.

Kerr, A.,
1994: Early Proterozoic magmatic suites of the eastern Central Mineral Belt , Labrador: geology, geochemistry and mineral potential. Newfoundland Department of Natural Resources Report 94-03: 167 pages.

Ketchum, J.W.F., Culshaw, N.G. and Barr, S.M.,
2002: Anatomy and orogenic history of a Paleoproterozoic accretionary belt: The Makkovik Province, Labrador, Canada. Canadian Journal of Earth Sciences, 39: pages 711-730.

Lakefield Research of Canada Ltd.,
1976: The Recovery of Uranium from Michelin Samples – Project Report No. 3: 454 pages.

McClintock, D.,
1978a: Reconnaissance geology and prospecting of the Ribs-Mustang-Aurora lakes area in Area and B, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 64 pages.

McClintock, D.,
1978b: Report on Prospecting and uranium mineralization of the MacLean Lake area in the White Bear mountain belt, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 15 pages.

Morrison, E.R.,
1956: Report on Prospecting in Area D, Labrador, 1956; Brinex Document No. G56014; GSB#LAB/0182: 25 pages.

Penney, G.,
2005: Historic Resources Overview Assessment (Stage 1), 2005 Uranium Drilling, Central Labrador, Archaeological Research Permit 05.45; Provincial Archaeology Office, Department of Tourism, Culture and Recreation, St. John's, NF: 16 pages.

Roscoe Postle Associates,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, submitted to Fronteer Development Group Inc.: 138 pages.

Ross, K.,
2006: Petrographic Study of the Michelin Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 219 pages.

Ross, K.,
2006: Petrographic Study of the Jacques Lake, White Bear Lake, and Rainbow Zones, CMB Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 158 pages.

Ryan, A.B.,
1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland and Labrador Department of Mines and Energy, Memoir 3: 185 pages.

Scott, W.J. and O'Neill, K.
2006: 2006 Gravity Survey, Melody Hill Target Area, Central Mineral Belt, Labrador ML009482M: 6 pages

SGS Lakefield Research Ltd.,
2006: An Investigation into Uranium Acid Leaching of Michelin Deposit Ore Samples, prepared for Aurora Energy Resources Inc., Project CALR-11269-002, Report No. 1: 30 pages

Sinclair, A.J.
1976: Applications of probability graphs in mineral exploration Spec. v. 4, Association of Exploration Geochemists, 95 p.

Sharpley, F. J., Cote R.
1980: Geology and Uranium Exploration of the Mustang North, Aurora River Extension, Aurora River, Burnt Brook Prospects and Andrew Zone, Area A, Labrador, G80006. British Newfoundland Exploration Limited: 50 pages.

Sikumiut Environmental Management Ltd.,
2005: Literature Review of the Postville – Makkovik Mineral Exploration Area, submitted to Altius Resources Inc.: 27 pages.

Smith, R.L., Valenta, R., Butler, R., Hall, R., and Wilton, D.H.C.,
2005: First and second year assessment report covering geological, geophysical, and geochemical investigations pertaining to map-staked licenses: 9410M, 9411M, 9412M, 9413M, 9414M, 9482M, 9718M, 9719M, 9720M, 9721M, 9722M, 9723M, 10022M, 10046M, 10047M, 10048M, 10049M, 10050M, 10051M, 10052M, 10053M, 10054M, 10055M, 10056M, 10057M, 10058M, 10059M, 10343M, and 10344M. Located in the Central Mineral Belt of Labrador, Eastern Canada, NTS Sheets: 13J/11, 13J/12, 13J/13, 13J/14, 13K/09: 96 pages.

Willy, A.J.,

1983: Evaluation of Occurrences and Prospects in Kitts Michelin Uranium Area, Labrador: 29 pages.

Wilton, D.H.C,
1996: Metallogeny of the Central Mineral Belt and adjacent Archean Basement, Labrador. Newfoundland Department of Mines and Energy, Geological Survey, Mineral Resource Report 8: 178 pages.

Wilton, D.H.C. and Cunningham-Dunlop, I.R.,
2006: The exploration activities of Aurora Energy Inc. on the CMB Uranium property, Labrador, Canada during the period June 2005 to December 2005: 87 pages

24.0 DATE

Respectively Submitted at Vancouver, Canada, this 19[rth] day of February, 2007 by

Ian R. Cunningham-Dunlop, P.Eng.
Vice President – Exploration
Aurora Energy Resources Inc.

Gary. H. Giroux, P. Eng., MASc.

Appendix I Certificate of Co-Author – I. R. Cunningham-Dunlop

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

- I am currently Vice President – Exploration for Aurora Energy Resources Inc. of Suite 1650, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

- I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen's University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

- I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

- I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:
  - Supervision of mineral exploration programs on properties in Canada, Argentina, and Turkey
  - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property between January and August 2006.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the preparation of all Sections of the report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" relating to the CMB Uranium Property with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Gary Giroux. I have worked on the property in a technical capacity since January 1st, 2006 and have personally supervised the 2006 Exploration Program.

- As of February 19, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the short form prospectus being filed and it fairly and accurately represents the information in the Technical Report that supports the short form prospectus.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

- I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of a stock option agreement.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of February, 2007 in Vancouver, B.C., Canada

Ian R. Cunningham-Dunlop, P.Eng.
I.R. Cunningham-Dunlop
I.R. CUNNINGHAM-DUNLOP
#27221
Vice President – Exploration
Aurora Energy Resources Inc.

Appendix II Certificate of Co-Author – G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th day of February, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P. Eng., MASc.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

Appendix III - 2006 DDH Program – Summary of Holes by Area

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, Zone 21U						
M-06-09	307111	6052157	340	332	-57	441.05
M-06-10	307111	6052157	340	332	-67	450.19
M-06-11	307049	6052118	340	332	-51	428.55
M-06-12	306996	6052094	341	332	-56	431.90
M-06-13	307049	6052118	340	332	-69	459.64
M-06-14	306996	6052094	341	332	-71	465.73
M-06-15	306926	6052093	337	332	-58	419.10
M-06-16	306996	6052094	341	332	-79	551.08
M-06-17	306926	6052093	337	332	-74	437.69
M-06-18	307377	6052219	~342	332	-59	522.00
M-06-19	307049	6052118	340	332	-77	578.51
M-06-20	306893	6052016	336	332	-77	118.05
M-06-20A	306893	6052016	336	330	-63	450.49
M-06-21	307049	6052118	340	332	-81	581.86
M-06-22	306971	6051677	346	328	-73	895.53
M-06-23	306671	6051808	~331.5	330	-55	553.82
M-06-24	306926	6052093	337	332	-80	505.05
M-06-25	306882	6051643	345	324	-71	827.23
M-06-26	306781	6051590	343	324	-73	883.31
M-06-27	306997	6051949	339	324	-71	840.03
M-06-28	306997	6051949	339	332	-77	644.96
M-06-29	306781	6051590	343	334	-85	965.30
M-06-30	307073	6051940	343	324	-73	511.00
M-06-30A	307073	6051940	343	324	-72	675.74
M-06-31	306797	6051375	345	322	-79	1050.34
M-06-32	306781	6051590	343	334	-76	753.58
M-06-33	307303	6052060	340	320	-71	694.03
M-06-34	306797	6051375	345	322	-60	528.73
M-06-35	307073	6051940	343	324	-79	730.61
M-06-36	307051	6051818	349	320	-68	296.88
M-06-36A	307051	6051818	349	320	-72	776.02
M-06-37	306953	6051823	342	320	-64	642.21
M-06-38	306903	6051733	345	320	-58	441.67
M-06-38A	306903	6051733	345	320	-58	228.55
M-06-39	306953	6051823	342	320	-70	718.41
M-06-40	306808	6051671	345	320	-62	671.78
M-06-41	306903	6051733	345	320	-66	716.79
M-06-42	306953	6051823	342	320	-79.5	767.49
M-06-43	306808	6051671	345	320	-75	749.20
M-06-44	306903	6051733	345	320	-77	785.47
M-06-45	306731	6051613	342	316	-77	757.43
						Total: 24,999.83m

White Bear Data = NAD 83, Zone 21						
Phase I						
WB06-001	325189	6058180	351	330	-45	144.78
WB06-002	325202	6058158	351	330	-60	191.11
WB06-003	325228	6058189	350	330	-45	199.95
WB06-004	325129	6058115	360	330	-45	157.89
Phase II						
WB06-005	325846	6058203	328.5	318	60	172.8
WB06-006	325846	6058203	328.5	0	90	126.2
WB06-007	325807	6058171	330.37	330	45	163
WB06-008	325896	6058241	325.4	330	45	126.79
WB06-009	325728	6058249	336	50	45	176.09
WB06-010	324814	6058028	370	350	45	221.89
WB06-011	324814	6058028	370	350	75	267.31
WB06-012	324763	6058027	375	350	45	224.33
WB06-013	325578	6058605	375.5	330	45	162.46
WB06-014	325642	6058345	335	325	60	181.96
WB06-015	325590	6058333	335	325	45	158.8
WB06-016	325646	6058418	334	325	45	153.92
WB06-017	325887	6058183	326.5	318	45	156.67
						Total: 2,985.95m
Jacques Lake Data = NAD 83, Zone 21						
JL-06-08	333179	6065981	287	315	-70	385.88
JL-06-09	333134	6065917	283	315	-70	395.33
JL-06-10	333230	6066066	280	315	-65	431.60
JL-06-11	333272	6066119	300	315	-50	468.17
JL-06-12	333058	6066246	194	315	-60	306.20
JL-06-13	333058	6066246	194	315	-75	303.58
JL-06-14	332992	6066155	191	315	-45	303.97
JL-06-15	332992	6066155	191	315	-60	328.27
JL-06-16	332902	6066039	199	315	-55	350.52
JL-06-17	332902	6066039	199	315	-70	352.04
JL-06-18	332884	6065971	216	315	-45	318.52
JL-06-19	332884	6065971	216	315	-60	398.07
JL-06-20	332884	6065971	216	315	-75	318.82
JL-06-21	333058	6065905	261	315	-65	366.06
JL-06-22	332807	6065911	207	315	-45	333.76
JL-06-23	332807	6065911	207	315	-60	109.66
JL-06-23A	332807	6065911	207	315	-63	309.68
JL-06-24	332921	6066006	220	315	-50	26.35
JL-06-24A	332921	6066006	220	315	-50	317.29
JL-06-25	333138	6066170	210	315	-65	380.09
JL-06-26	332921	6066006	220	315	-70	333.76
JL-06-27	333194	6066267	227	315	-55	288.65

JL-06-28	332837	6065959	217	315	-55	325.22
JL-06-29	333277	6066363	236	315	-55	285.60
JL-06-30	332837	6065959	217	315	-70	316.08
JL-06-31	333670	6067029	200	315	-45	282.55
JL-06-32	332749	6065875	206	315	-50	287.73
JL-06-33	333843	6067261	201	315	-45	214.96
JL-06-34	332749	6065875	206	315	-65	368.81
JL-06-35	332749	6065875	206	315	-80	316.08
JL-06-36	334222	6067836	213	315	-45	18.59
JL-06-36A	334222	6067836	213	315	-55	184.10
JL-06-37	332694	6065799	203	315	-55	412.09
JL-06-38	334371	6068024	250	315	-55	199.95
JL-06-39	332609	6065772	196	315	-45	306.63
JL-06-40	334451	6068110	265	315	-55	272.19
JL-06-41	332609	6065772	196	315	-60	284.99
JL-06-42	332550	6065749	191	315	-45	296.57
JL-06-43	332809	6066011	197	315	-45	243.93
JL-06-44	332624	6065864	204	315	-45	339.85
JL-06-45	332955	6065893	247	315	-70	443.79
JL-06-46	332402	6065773	202	360	-45	304.19
JL-06-47	332921	6065862	248	315	-70	398.37
JL-06-48	332933	6066128		315	-45	255.55
JL-06-49	332988	6065934	257	315	-70	376.73
JL-06-50	332946	6065965	240	315	-70	357.53
JL-06-51	332850	6066041	194	315	45	256.95
						Total: 14,475.30m
Gear Data = NAD 83, Zone 21						
G06-001	337198	6091258	140	300	-60	48.67
G06-001A	337198	6091258	140	300	-60	279.5
G06-002	337198	6091258	143	300	-75	273.41
G06-003	337149	6091370	143	300	-45	190.5
						Total: 792.08m
Inda Data = NAD 83, Zone 21						
I06-001	334724	6089504	98.75	325	-85	200.25
						Total: 200.25 m
Nash Data = NAD 83, Zone 21						
N06-001	331882	6087639	182.33	315	-85	75.29
N06-002	331882	6087639	182.33	315	-45	65.53
						Total: 140.82m
Rainbow Data = NAD 83 Zones 20 & 21						
RZ06-001	306340	6050407	304	320	-45	35.97
RZ06-001A	306340	6050407	304	320	-45	151.18
RZ06-002	306307	6050350	304	330	-45	139.29
RZ06-003	306351	6050288	306	330	-45	184.71

RZ06-004	306369	6050261	296	330	-45	242.93
RZ06-005	306259	6050350	317	330	-45	90.53
RZ06-006	306304	6050283	313	330	-54	166.73
RZ06-007	306228	6050296	315	330	-45	112.17
RZ06-008	306228	6050296	315	330	-72	139.29
RZ06-009	306426	6050447	310	330	-45	200.25
RZ06-010	306426	6050447	310	330	-70	149.95
RZ06-011	306411	6050378	310	330	-45	133.2
RZ06-012	306411	6050378	310	330	-70	160.93
RZ06-013	306502	6050434	312.2	330	-45	136.25
RZ06-014	306502	6050434	312.2	330	-70	175.87
RZ06-015	693978	6050072		330	-45	264.26
						Total: 2,483.51
					Grand Total:	**46,077.74**

Appendix IV – 2006 DDH Program – Summary of Assay Composites by Area

Michelin

Hole ID	From	To	Interval	%U3O8
M06-009	360.86	371.86	11.00	0.11
and	380.16	382.59	2.43	0.12
M06-010	394.71	413.38	18.67	0.14
including	402.28	408.39	6.11	0.22
M06-011	358.76	360.92	2.16	0.19
and	372.31	380.13	7.82	0.12
and	389.08	401.20	12.12	0.15
M06-012	355.00	366.00	11.00	0.16
and	390.00	406.72	16.72	0.10
M06-013	408.00	456.50	48.25	0.21
including	408.00	421.75	13.75	0.20
and including	427.00	436.50	9.50	0.29
and including	443.00	456.50	13.50	0.25
M06-014	428.64	442.75	14.11	0.20
and	387.64	394.64	7.00	0.15
M06-015	332.46	337.60	5.14	0.19
and	373.10	376.40	3.30	0.10
M06-016	442.63	502.02	59.39	0.18
including	446.69	458.12	11.43	0.25
M06-017	370.32	406.35	36.03	0.11
including	374.04	381.20	7.16	0.27
M06-018	462.85	466.74	3.89	0.28
and	476.00	477.10	1.10	0.13
M06-019	437.40	481.10	43.70	0.24
including	454.10	460.42	6.32	0.53
M06-020A	377.63	382.76	5.13	0.20
M06-021	494.30	520.50	26.20	0.16
M06-022	844.32	846.28	1.96	0.14
and	854.64	854.85	0.21	0.27
M06-024	399.13	434.15	35.02	0.12
M06-025	728.53	754.10	25.57	0.16
and	760.73	762.76	2.03	0.11
and	771.76	772.83	1.07	0.10
M06-026	772.90	786.30	13.40	0.27
including	774.90	781.30	6.40	0.41
M06-027	533.30	576.99	43.69	0.17
and	452.28	452.53	0.17	0.69
M06-028	567.83	579.59	11.76	0.12
and	588.09	595.64	7.55	0.11
M06-029	888.43	889.43	1.00	0.10
M06-030A	597.89	633.87	35.98	0.12
including	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34

and incl	629.87	633.87	4.00	0.22
M06-031	991.00	992.50	1.50	0.07
M06-032	703.02	720.29	17.27	0.26
M06-033	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M06-034	Incomplete hole			
M06-035	658.30	668.80	10.50	0.16
including	658.30	663.30	5.00	0.22
M06-036A	726.94	733.97	7.03	0.11
M06-037	581.00	591.85	10.85	0.19
M06-038	604.26	608.86	4.60	0.31
M06-039	622.18	657.34	35.16	0.15
including	622.18	637.97	15.79	0.24
M06-040	617.51	626.71	9.20	0.17
M06-041	635.78	645.42	0.200	9.64
M06-042	689.00	728.00	0.108	39.00
including	689.00	701.00	0.166	12.00
and incl.	714.00	728.00	0.135	14.00
M06-043	700.43	718.18	0.232	17.75
M06-044	713.75	735.58	0.199	21.83
and	745.71	761.71	0.134	16.00
M06-045	Hole Not Completed			

White Bear

Hole ID	From	To	%U3O8	Interval (m)
Phase I				
WB06-001	8.21	24.71	0.196	16.5
WB06-002	53.95	58.95	0.161	5.00
WB06-003	NSV			
WB06-004	66.01	67.01	0.101	1.00
Phase II				
WB06-005	17.04	41.66	0.172	24.62
including	20.04	39.66	0.198	19.62
WB06-006	38.09	58.26	0.090	20.17
including	38.09	47.85	0.140	9.76
WB06-007	139.17	140.17	0.072	1.00
WB06-008	NSV			
WB06-009	134.76	135.76	0.110	1.00
WB06-010	NSV			
WB06-011	NSV			
WB06-012	NSV			
WB06-013	NSV			
WB06-014	37.5	45.5	0.055	8.00
WB06-015	NSV			

WB06-016	NSV
WB06-017	NSV

Jacques Lake

Hole ID	From	To	%U3O8	Interval
JL06-08	332.00	334.49	0.15	2.49
incl.	334.00	334.49	0.30	0.49
JL06-09	300.00	310.00	0.12	10.00
incl.	302.35	305.47	0.35	2.12
and	308.00	310.00	0.10	2.00
JL06-010	292.00	302.00	0.11	10.00
incl.	297.00	299.00	0.23	2.00
and	280.43	281.30	0.87	0.33
JL06-011	NSV			
JL06-012	NSV			
JL06-013	8.00	10.00	0.12	2.00
and	87.42	89.54	0.11	2.12
JL06-014	60.08	72.00	0.08	11.92
incl.	69.00	72.00	0.11	3.00
and incl.	62.00	64.00	0.09	2.00
JL06-015	78.00	83.00	0.12	5.00
and	93.00	97.50	0.09	4.50
and	121.00	122.00	0.10	1.00
JL06-016	168.50	174.06	0.07	5.56
JL06-017	92.50	95.76	0.21	3.26
and	197.00	198.00	0.15	1.00
JL06-018	96.54	117.56	0.21	21.02
incl.	96.54	99.50	0.21	3.85
and incl.	102.50	114.50	0.30	12.00
and	122.00	127.00	0.11	5.00
JL06-019	118.00	164.00	0.10	46.00
incl.	118.00	143.00	0.12	25.00
incl.	138.00	143.00	0.12	5.00
JL06-020	137.89	195.60	0.11	57.71
incl.	137.89	159.00	0.13	21.11
and incl.	176.00	181.00	0.20	5.00
and incl.	187.50	194.50	0.20	7.00
JL06-022	64.00	77.00	0.12	13.00
and	80.50	82.50	0.10	2.00
and	90.50	91.70	0.11	1.20
and	94.90	97.00	0.12	2.10
and	199.00	200.00	0.19	1.00

JL06-023	76.50	89.50	0.15	13.00
JL06-023A	78.00	94.00	0.12	14.50
and	204.50	206.50	0.14	2.00
JL06-024A	132.70	133.70	0.12	1.00
JL06-025	22.45	23.45	0.14	1.00
JL06-026	169.00	177.00	0.09	8.00
and	202.70	208.70	0.10	6.00
and	232.50	234.65	0.13	2.15
and	281.56	283.56	0.10	2.00
JL06-027	NSV			
JL06-028	90.00	127.00	0.12	37.00
JL06-029	NSV			
JL06-030	113.50	170.00	0.07	56.50
incl.	113.50	122.50	1.10	9.00
and incl.	134.00	139.00	0.17	5.00
and incl.	151.00	161.00	0.14	10.00
JL06-031	NSV			
JL06-032	37.00	48.00	0.30	11.00
and	61.50	62.50	0.18	1.00
and	117.00	118.81	0.14	1.81
JL06-033	NSV			
JL06-034	39.50	53.50	0.19	14.00
and	58.50	60.50	0.11	2.00
and	133.00	134.93	0.16	1.93
and	175.74	183.50	0.06	7.76
JL06-035	45.00	70.50	0.10	25.50
and	272.00	273.00	0.13	1.00
JL06-036A	NSV			
JL06-037	NSV			
JL06-038	NSV			
JL06-039	NSV			
JL06-040	NSV			
JL06-041	NSV			
JL06-042	NSV			
JL06-043	9.58	39.00	0.11	29.42
including	9.58	13.00	0.30	3.42
and incl.	19.00	25.18	0.16	6.18
and incl.	30.30	39.00	0.12	8.70
JL06-044	NSV			
JL06-045	278.50	306.00	0.13	27.50
including	278.50	283.00	0.16	4.50
and incl.	287.80	293.50	0.25	5.35
and	347.00	357.00	0.12	10.00

JL06-046	No Samples taken			
JL06-047	275.00	276.15	0.12	1.15
JL06-048	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL06-049	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL06-050	239.05	256.18	0.16	17.13
JL06-051	NSV			

Gear

Aurora Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**	**Brinex** Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**
G06-01A	217.32	220.98	0.102	3.66	**G70-146**	210.01	213.36	0.09	3.35
and	222.81	225.00	0.128	2.19	and	220.98	222.5	0.24	1.52
and	229.00	231.00	0.332	2.00	and	245.06	347.95	0.25	2.9
					and	248.72	250.85	0.15	2.6
G06-002	NSV								
G06-003	73.00	74.86	0.167	1.86	**G70-143**	70.13	74.68	0.13	4.54
and	81.50	83.50	0.110	2.00	and	79.25	80.41	0.55	1.16
and	87.50	89.50	0.098	2.00					

Inda

Aurora Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**	**Brinex Hole ID**	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**
I06-001	49.00	52.00	0.058	3.00	**N69-65**	47.61	50.78	0.05	3.17
and	117.00	122.00	0.118	5.00	**N69-65**	118.99	127.56	0.19	8.56
and	138.52	143.00	0.142	4.48	**N69-65**	136.25	137.56	0.07	1.31
and	146.88	150.50	2.185	3.62	**N69-65**	146.79	149.87	0.04	3.08
and	163.50	166.40	0.390	2.90	**N69-65**	154.53	157.79	0.44	3.26
					N69-65	166.18	171.3	0.05	5.12
					N69-65	178.09	179.5	0.05	1.4

Nash

Aurora Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**	**Brinex Hole ID**	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**
N06-001	28.00	32.00	0.205	4.00	**N69-20**	29.26	34.44	0.21	5.18
N06-002	23.38	26.79	0.246	3.41	**N69-19**	25.3	28.65	0.27	3.35

Rainbow

Hole ID	*From*	*To*	*%U3O8*	*Interval(m)*
RZ06-001A	39.00	57.80	0.125	18.80
incl.	39.00	43.00	0.252	4.00
RZ06-002	64.35	73.70	0.154	9.35
incl.	64.35	67.95	0.278	3.60
RZ06-003	NSV			
RZ06-004	NSV			
RZ06-005	46.50	52.00	0.116	5.50
RZ06-006	NSV			
RZ06-007	70.00	77.69	0.147	7.69
incl.	70.00	74.00	0.246	4.00
RZ06-008	NSV			
RZ06-009	65.50	67.50	0.110	2.00
RZ06-010	104.00	112.45	0.070	8.45
incl.	104.00	105.00	0.106	1.00
RZ06-011	116.00	119.00	0.415	3.00
RZ06-012	NSV			
RZ06-013	20.00	21.50	0.223	1.50
and	107.24	108.24	0.105	1.00
RZ06-014	161.20	163.34	0.129	2.14
RZ06-015	NSV			

Appendix V – Actlabs Analytical Methods – Rock Sample Preparation (RX-1)

Rock Sample Preparation Procedure (www.actlabs.com)

To obtain meaningful analytical results, it is imperative that sample collection and preparation be done properly. ACTLABS can advise on sampling protocol for your field program if requested. Once the samples arrive in the laboratory, ACTLABS will ensure that they are prepared properly. As a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

As a routine practice, we will automatically use cleaner sand between each sample at no cost to the customer. Quality of crushing and pulverization is routinely checked as part of our quality assurance program. Randomization of samples in larger orders (>100) provides an excellent means to monitor data for systematic errors. The data is resorted after analysis according to sample number. Please request **Code Random (additional $1.00/sample)** if you prefer randomization.

Samples submitted in an unorganized fashion will be subject to a sorting surcharge and may substantially slow turnaround time. Providing an accurate detailed sample list by e-mail will also aid in improving turnaround time and for Quality Control purposes.

Additional charges may apply for poorly organized batches. **Code CP2** - Sample list not provided for orders over 25 samples **($0.25/sample); Code CP3** - Sorting chaotic shipments **($0.50/sample)**.

Rock, Core and Drill Cuttings

Code	***Description***	***Price (USD)***
Code RX1	*crush up to 75% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$6.50*
Code RX1 Terminator	*crush up to 90% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$7.25*
Code RX2	*crush, split and pulverize with mild steel (100 g) (best for low contamination)*	*$6.75*
Code RX3	*oversize charge per kilogram (if required)*	*$1.50*
Code RX4	*pulverization only (mild steel) (coarse pulp or crushed rock)*	*$5.00*
Code RX5	*pulverize ceramic (100 g)*	*$12.25*
Code RX6	*hand pulverize small samples (agate mortar and pestle)*	*$12.25*
Code RX7	*crush only (split)*	*$3.75*
Code RX8	*sample prep only surcharge, no analyses*	*$2.00*
Code RX9	*compositing (per composite)*	*$2.00*
Code RX10	*dry drill cuttings in plastic bags*	*$1.75*
Code RX11	*checking quality of pulps or rejects prepared by other labs and issuing report*	*$6.75*

Note: Larger sample sizes than listed above can be pulverized at additional cost.

Pulverization Contaminants Added

(amount added depends on hardness of material and particle size required)

Mill Type	***Contaminant Added***
Mild Steel (best choice)	*Fe (up to 0.2%)*
Hardened Steel	*Fe (up to 0.2%), Cr (up to 200 ppm), trace Ni, Si, Mn and C*
Ceramic	*Al (up to 0.2%), Ba, trace REE*
Tungsten Carbide	*W (up to 0.1%), Co, C, Ta, Nb and Ti*
Agate	*Si (up to 0.3%), Al, Na, Fe, K, Ca, Mg, Pb*

Appendix VI – Actlabs Analytical Methods – Uranium Analysis (5D-U)

Code 5D – Miscellaneous Elements Requiring Specific Methods

(www.actlabs.com)

Analysis	*Method*	*Detection Limit*	*Upper Limit*
C-Total	*Infrared*	*0.01%*	
C-Graphitic	*Infrared*	*0.05%*	
C-Organic	*Infrared*	*0.05%*	
F	*ISE*	*100 ppm*	*10,000 ppm*
Li	*Total Digestion ICP*	*1 ppm*	*10,000 ppm*
Sn	*Fusion ICP*	*1 ppm*	*10,000 ppm*
U	***DNC***	***0.1 ppm***	***10,000 ppm***
B-Total	*PGNAA*	*0.5 ppm*	*10,000 ppm*
B-Total	*PGNAA*	*2 ppm*	*10,000 ppm*
Tl	*Total Digestion ICP-MS*	*0.2 ppm*	*10,000 ppm*

Code 5D – C (Organic)

0.5 g of sample is titrated with 25% HCl to drive off the CO2 (inorganic C). The sample is neutralized with ammonium hydroxide and dried on a hot plate. Sample residue is analyzed by LECO Combustion-IR technique to provide a value for total carbon, which is composed of organic C and graphitic C. The graphitic C content is subtracted to provide the organic C content.

Code 5D – C (Graphitic)

0.5 g of sample is ignited at 1,000°C to drive off organic and inorganic carbon (CO2). The residue is analyzed by LECO Combustion-IR t o provide a graphitic carbon value.

Code 5D - F

0.5 g samples are fused with sodium hydroxide in an oven at 580°C for 1 hour to release the fluoride ions from the sample matrix. The fuseate is dissolved in sulphuric acid with ammonium citrate buffer. The fluoride-ion electrode is immersed in this solution to measure the fluoride-ion activity directly.

Code 5D - B

1 g samples are encapsulated in a polyethylene vial and placed in a thermalized beam of neutrons produced from a nuclear reactor. Samples are measured for the doppler broadened prompt gamma ray at 478 KeV using a high purity GE detector. Samples are compared to certified reference materials used to calibrate the system.

Appendix VII – Actlabs Analytical Methods – Multi-element analysis (1E3)

Code 1E1/1E3** – Aqua Regia - ICP-OES (www.actlabs.com)

0.5 g of sample is digested with aqua regia (0.5 ml H2O, 0.6 ml concentrated HNO3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. Sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30 element suite. A matrix standard and blank are run every 13 samples. For vegetation a 0.25 g sample is used.

A series of USGS-geochemical standards are used as controls. This digestion is near total for base metals however will only be partial for silicates and oxides.

Code 1E1 Elements and Detection Limits (ppm)

Element	***Detection Limit***	***Upper Limit***
*Ag**	*0.2*	*100*
*Al**	*0.01%*	
*As**	*10*	
*Ba**	*1*	
*Be**	*1*	
Bi	*10*	
*Ca**	*0.01%*	
Cd	*0.5*	*2,000*
*Co**	*1*	
*Cr**	*2*	
Cu	*1*	*10,000*
*Fe**	*0.01%*	
*K**	*0.01%*	
*Mg**	*0.01%*	
*Mn**	*2*	*10,000*
*Mo**	*2*	*10,000*
*Na**	*0.01%*	
*Ni**	*1*	*10.000*
*P**	*0.001%*	
*Pb**	*2*	*5,000*
*S**	*100*	
*Sb**	*10*	
*Sc**	*1*	
*Sn**	*10*	
*Ti**	*0.01%*	
*V**	*1*	
*W**	*10*	
*Y**	*1*	
*Zn**	*1*	*10,000*
*Zr**	*1*	

Notes:

* Element may only be partially extracted.

**** 1E3 includes B, Ga, Hg, La, Sb, Sr, Tl and U but includes Sn, Y, and Zr.**

*** Assays are recommended for values which exceed the upper limits.

Appendix VIII – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Pressed Pellet Geochemical Procedure – ME-XRF05

Sample Decomposition: Pressed Powder Pellet (XRF-PPP)
Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A finely ground sample powder (10 g minimum) is mixed with a few drops of liquid binder (Polyvinyl Alcohol) and then transferred into an aluminum cap. The sample is subsequently compressed under approximately 30 ton/in^2 in a pellet press. After pressing, the pellet is dried to remove the solvent and analyzed by WDXRF spectrometry for the following elements.

Element	Symbol	Units	Lower Limit	Upper Limit
Arsenic	As	ppm	5	5000
Barium	Ba	ppm	10	10000
Bismuth	Bi	ppm	4	10000
Cerium	Ce	ppm	10	10000
Chromium	Cr	ppm	5	10000
Copper	Cu	ppm	10	10000
Gallium	Ga	ppm	4	10000
Lanthanum	La	ppm	10	10000
Molybdenum	Mo	ppm	4	10000
Niobium	Nb	ppm	2	10000
Nickel	Ni	ppm	10	15000
Rubidium	Rb	ppm	2	10000
Antimony	Sb	ppm	4	10000
Selenium	Se	ppm	2	10000
Tin	Sn	ppm	5	10000
Strontium	Sr	ppm	2	10000
Tantalum	Ta	ppm	10	10000
Thorium	Th	ppm	4	10000
Titanium	Ti	ppm	5	10000
Uranium	U	ppm	4	10000
Tungsten	W	ppm	10	10000
Yttrium	Y	ppm	2	10000
Zirconium	Zr	ppm	2	10000
Zinc	Zn	ppm	10	10000

Appendix IX – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Ore Grade Analysis by XRF – ME-XRF10

Sample Decomposition: Lithium Metaborate or Tetraborate Fusion* (WEI-GRA06)

Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A prepared sample (1.000 g) is added to lithium metaborate or tetraborate flux (9.000 g), mixed well and fused in a furnace at 1100°C. A flat glass disc is prepared from the resulting melt. This disc is then analyzed by X-ray fluorescence spectrometry.

Element	Symbol	Units	Lower Limit	Upper Limit
Barium	Ba	%	0.01	50
Tin	Sn	%	0.01	60
Tungsten	W	%	0.01	50
Zirconium	Zr	%	0.01	50
Iron**	Fe_2O_3	%	0.01	100
Potassium**	K_2O	%	0.01	100
Magnesium**	MgO	%	0.01	100
Sodium**	Na_2O	%	0.01	100

** Elements reported as oxide

Elements listed below are available upon request

Element	Symbol	Units	Lower Limit	Upper Limit
Tungsten*	WO_3	%	0.01	60

*Note: For samples that are high in sulphides, we may substitute a peroxide fusion in order to obtain better results.

Appendix X - Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the CMB Uranium Property. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

- Inspection of core boxes, for missing boxes and footage errors.
- Digital photographs will be taken of all core boxes and
- RQD and core loss will be noted.

Logging

- Notes will be collected on rock units, alteration, structure, mineralization and recorded on paper logging forms and then transferred into Excel spread sheets

Sampling

- Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
- Standards and blanks and duplicates (1/4 core) will be entered every 25th sample in the sample stream.
- All holes will be sampled where deemed radioactive with hand-held scintillometer or at the discretion of the geologist. Typical samples lengths will be 0.5-1.5 m.
- The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core with the sample tag placed at the beginning of the sample.
- For each sample interval, all required parts ('From-To') of the standard sample card will be filled in and half of the sample number tag will be placed at the starting point of the sample interval in the core box.
- The second half of the tag will be put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Double-Check

- The geologist will double-check that all of the samples collected are properly labeled with the sample tags inside of the sample bags.

Scintillometer Readings

- Scintillometer measements will be recorded by taking each piece of core from the core box and scanning the individual pieces with the scintillometer. This is done to minimize background readings generated by the mass of core present in the core box. The maximum value is measured in each 3 m "run" of core will be recorded, as will the average of values recorded.

Magnetic Susceptibility Readings

- Magnetic susceptibility readings will be collected every m, roughly corresponding to the top, middle, and bottom of each 3 m "run" of core.

Appendix XI - QA/QC Sampling

At the CMB Uranium Property, the insertion of "blind" quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicate samples

- Duplicates are taken every 25 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks

- Non-mineralized material from the Michel Gabbro was used as a blank, where material was collected from an outcrop in the project area, broken with a hammer and inserted into the sample series every 25 samples.

Standards

- Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2005 CMB Regional Program. The standards chosen were designed to test the accuracy of the assays from low, 220 ppm uranium, through to high grade, 10,200 ppm uranium. Standards were inserted into the sample series every 25 samples.

Check Samples:

- 5% of all assayed sample pulps are being sent to ALS Chemex in Vancouver, B.C. for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Analyzing Data

- Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

Appendix XII

LIST OF DRILL HOLES WITH ASSAYS USED IN STUDY
MICHELIN

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH
2005 DRILL HOLES				
M-05-02C	-943.00	-436.00	340.44	460.55
M-05-03	-1001.50	-434.00	341.47	480.67
M-05-04	-1064.00	-403.80	337.10	487.38
M-05-05	-1064.00	-404.50	337.15	578.51
M-05-06	-1001.50	-434.78	341.61	578.51
M-05-07	-1128.00	-459.30	335.90	549.55
M-05-08D	-1063.50	-565.00	339.60	801.01
TWM-05-174	-440.00	-101.30	336.55	203.68
TWM-05-92	-643.00	-84.30	336.13	151.79
2006 DRILL HOLES				
M-06-09	-867.00	-429.00	340.00	441.10
M-06-10	-867.00	-429.00	340.00	450.19
M-06-11	-940.00	-438.00	340.00	428.55
M-06-12	-1000.00	-437.00	341.00	431.90
M-06-13	-940.00	-438.00	340.00	459.64
M-06-14	-1000.00	-437.00	341.00	465.73
M-06-15	-1063.00	-407.00	337.00	419.10
M-06-16	-1000.00	-437.00	341.00	551.08
M-06-17	-1063.00	-407.00	337.00	437.69
M-06-18	-605.00	-489.00	342.00	522.00
M-06-19	-940.00	-438.00	340.00	578.51
M-06-20A	-1126.00	-461.00	336.00	456.59
M-06-21	-940.00	-438.00	340.00	581.86
M-06-22	-1204.00	-803.00	346.00	895.53
M-06-24	-1063.00	-407.00	337.00	505.05
M-06-25	-1297.00	-792.00	345.00	827.23
M-06-26	-1412.00	-797.00	343.00	883.31
M-06-27	-1061.00	-567.00	339.00	840.03
M-06-28	-1061.00	-567.00	339.00	644.96
M-06-29	-1412.00	-797.00	343.00	965.30
M-06-30A	-997.00	-608.00	343.00	650.00
M-06-31	-1489.00	-997.00	345.00	1050.00
M-06-32	-1412.00	-797.00	343.00	850.00
M-06-33	-740.00	-600.00	340.00	694.03
M-06-35	-997.00	-608.00	343.00	730.61
M-06-36A	-1072.00	-708.00	349.00	776.02
M-06-37	-1153.00	-653.00	342.00	642.21
M-06-38A	-1240.00	-720.00	345.00	663.55
M-06-39	-1153.00	-653.00	342.00	718.41
M-06-40	-1351.00	-734.00	345.00	671.78
M-06-41	-1240.00	-720.00	345.00	716.79
M-06-42	-1153.00	-653.00	342.00	767.49
M-06-43	-1351.00	-734.00	345.00	749.20
M-06-44	-1240.00	-720.00	345.00	785.47
HISTORIC DRILL HOLES				
1969 DRILL HOLES				
M-69-1	-274.32	-21.34	339.24	70.71
M-69-10	-488.40	-243.07	332.79	305.71
M-69-11	-121.65	-98.05	336.53	152.70
M-69-12	31.77	-89.79	335.98	129.24
M-69-13	-638.99	-197.80	332.92	216.71
M-69-14	31.82	-91.00	336.33	138.38
M-69-16	-639.00	-197.69	333.19	262.37

M-69-18	-777.36	-180.15	333.20	231.04
M-69-19	185.37	-91.81	340.16	135.33
M-69-2	-274.80	-21.57	339.16	81.69
M-69-21	-898.07	-125.15	332.84	201.17
M-69-23	-1066.80	-94.11	330.75	173.74
M-69-25	-1220.80	-132.93	333.70	148.44
M-69-27	-1387.17	-154.55	338.65	185.01
M-69-3	-303.73	-74.14	336.21	99.06
M-69-32	-1076.39	-231.70	332.97	321.26
M-69-35	-1310.50	-62.75	335.95	30.78
M-69-36	-1310.60	-64.34	336.05	43.28
M-69-37	-1310.15	-53.24	336.77	16.76
M-69-39	-1310.14	-53.90	336.87	15.24
M-69-4	-303.71	-75.33	336.24	144.17
M-69-40	-1310.16	-52.96	336.88	35.05
M-69-41	-1310.18	-53.19	336.88	14.33
M-69-42	-1311.73	-90.06	335.28	45.72
M-69-43	-1311.80	-90.60	335.23	57.91
M-69-46	-1335.13	-60.13	337.41	25.60
M-69-47	-1335.19	-61.11	337.44	36.88
M-69-48	-1274.05	-65.17	334.95	33.53
M-69-49	-1274.08	-66.00	335.17	65.84
M-69-5	-334.72	-77.88	336.48	89.61
M-69-50	-272.87	-128.49	335.52	185.93
M-69-51	-273.39	-129.35	335.44	214.58
M-69-52	-1246.87	-65.78	334.93	44.20
M-69-53	-1246.97	-66.81	334.80	64.62
M-69-54	-1221.14	-66.87	335.11	48.77
M-69-55	-1221.13	-67.85	335.00	67.97
M-69-56	-1221.30	-96.46	334.22	79.86
M-69-57	-1221.31	-96.77	334.18	104.49
M-69-58	-389.92	-133.28	335.21	167.03
M-69-59	-390.10	-134.09	335.07	193.55
M-69-6	-334.76	-79.06	336.21	138.38
M-69-60	-1249.92	-120.57	332.90	112.78
M-69-61	-1249.87	-121.00	332.82	120.40
M-69-62	-1275.86	-121.51	333.18	113.39
M-69-63	-1275.93	-121.92	333.16	122.53
M-69-64	-484.22	-141.36	332.93	217.02
M-69-65	-394.15	-36.37	341.82	78.94
M-69-66	-1308.94	-143.61	334.62	116.74
M-69-67	-304.39	-235.70	333.73	309.37
M-69-68	-1377.97	-68.97	340.25	91.14
M-69-69	-1071.21	-38.95	334.90	88.39
M-69-7	-488.83	-59.37	340.94	86.87
M-69-70	-1143.13	-61.23	335.89	73.15
M-69-71	-1143.13	-62.33	335.89	90.83
M-69-72	-1143.13	-147.67	335.79	176.48
M-69-73	-564.66	-102.50	336.71	162.15
M-69-74	-564.67	-103.52	336.47	161.24
M-69-75	-984.13	-64.37	333.38	109.42
M-69-76	-984.16	-65.16	333.36	121.62
M-69-77	-702.31	-125.32	333.28	179.83
M-69-78	-842.61	-63.86	335.26	154.84
M-69-79	-702.37	-126.28	333.66	203.91
M-69-8	-488.60	-60.28	340.75	124.36
M-69-9	-121.61	-97.05	336.69	136.86
1970 DRILL HOLES				
M-70-80	-837.43	-124.02	335.09	194.77
M-70-81	-777.35	-29.47	334.83	100.58

M-70-82	-704.57	-258.28	331.10	332.54
M-70-83	-898.11	-31.43	336.87	89.31
M-70-84	-669.40	-81.40	334.32	115.52
M-70-85	-896.11	-231.04	333.01	335.58
M-70-90	-897.77	-75.91	331.52	122.83
M-70-91	-709.90	-53.21	333.23	77.42
M-70-92	-639.13	-83.76	335.82	96.32
1975 DRILL HOLES				
M-75-94	-705.61	-88.39	332.85	129.54
M-75-95	-702.56	-207.26	332.79	226.47
M-75-96	-702.56	-207.26	332.79	255.12
M-75-97	-705.61	-146.30	334.01	157.58
M-75-98	-703.48	-144.17	334.07	168.10
1976 DRILL HOLES				
M-76-100	-1012.85	-223.11	334.13	273.71
M-76-103	-740.97	-238.96	334.55	261.82
M-76-104	-1012.85	-222.50	334.13	269.14
M-76-105	-564.49	-223.72	334.80	170.08
M-76-106	-564.49	-224.03	334.80	245.06
M-76-107	-740.97	-238.66	334.55	253.90
M-76-108	-1013.46	-145.69	334.25	228.60
M-76-109	-640.38	-231.65	334.68	264.57
M-76-110	-740.97	-238.66	334.55	233.17
M-76-111	-1013.46	-145.39	334.25	229.30
M-76-112	-640.38	-231.04	334.68	235.18
M-76-113	-1013.46	-145.08	334.25	207.26
M-76-114	-778.15	-210.31	334.77	274.32
M-76-115	-778.15	-210.01	334.77	236.22
M-76-116	-1044.85	-138.99	334.68	167.03
M-76-117	-484.63	-199.03	334.92	68.88
M-76-118	-487.38	-199.34	334.92	56.69
M-76-119	-1044.85	-138.68	334.68	152.40
M-76-120	-487.07	-171.60	335.01	63.40
M-76-121	-807.42	-212.14	334.55	273.83
M-76-122	-487.07	-171.60	335.01	190.50
M-76-123	-1044.85	-207.26	335.44	252.37
M-76-124	-807.42	-211.84	334.55	251.80
M-76-127	-1044.85	-207.26	335.44	212.45
M-76-128	-838.50	-210.92	334.55	278.89
M-76-129	-389.92	-180.15	334.92	198.12
M-76-130	-985.11	-176.48	334.68	222.81
M-76-131	-838.50	-210.62	334.55	240.27
M-76-132	-985.11	-175.87	334.68	199.16
M-76-133	-437.08	-173.43	334.92	253.59
M-76-134	-837.90	-132.89	334.55	191.72
M-76-135	-940.31	-210.31	334.62	248.41
M-76-136	-896.11	-180.75	334.52	259.08
M-76-137	-940.31	-210.31	334.62	173.43
M-76-138	-837.90	-132.89	334.55	152.10
M-76-139	-896.42	-180.44	334.52	213.36
M-76-140	-739.75	-140.82	332.92	181.36
M-76-141	-938.48	-107.29	332.57	207.26
M-76-142	-1074.12	-190.80	332.21	243.84
M-76-143	-938.48	-106.98	332.57	195.07
M-76-144	-738.84	-94.49	332.42	143.26
M-76-145	-1074.12	-190.50	332.21	213.36
M-76-146	-929.03	-159.11	333.00	216.71
M-76-147	-773.89	-136.25	332.74	204.22
M-76-148	-1110.69	-237.74	333.55	311.20
M-76-149	-1075.94	-62.48	335.07	152.40

M-76-150	-804.98	-146.91	333.27	224.94
M-76-151	-1109.47	-104.24	333.64	179.22
M-76-152	-1110.69	-237.44	333.55	270.36
M-76-153	-1109.47	-104.55	333.64	141.12
M-76-154	-804.98	-146.61	333.57	182.88
M-76-155	-1110.69	-237.13	333.27	212.14
M-76-156	-1179.88	-114.91	333.97	106.07
M-76-157	-770.23	-73.46	333.05	94.18
M-76-159	-1180.19	-36.88	338.76	63.40
M-76-160	-806.20	-85.65	334.80	109.12
M-76-161	-1142.39	-203.61	332.76	196.29
M-76-162	-806.20	-86.26	334.80	124.36
M-76-163	-1178.05	-193.24	332.60	172.52
M-76-164	-1142.39	-203.91	332.76	219.46
M-76-165	-1178.05	-193.55	332.60	219.46
M-76-166	-638.86	-106.07	336.79	121.62
M-76-167	-1145.13	-113.69	333.30	114.00
M-76-168	-565.40	-148.13	333.06	78.64
M-76-169	-1107.64	-37.49	336.20	55.17
M-76-170	-436.47	-100.58	336.41	138.38
M-76-171	-1046.07	-28.35	334.92	81.53
M-76-172	-1220.72	-212.14	333.15	235.61
M-76-173	-1046.07	-27.74	334.92	54.25
M-76-174	-436.47	-101.19	336.75	187.76
M-76-175	-1014.07	-29.87	334.34	75.59
M-76-176	-1014.07	-29.26	334.34	63.09
M-76-177	-1220.72	-211.53	333.15	176.17
M-76-178	-337.11	-183.18	334.01	204.52
M-76-179	-940.61	-39.62	334.26	121.01
M-76-180	-940.61	-39.01	334.19	81.08
M-76-181	-337.11	-183.49	334.07	237.13
M-76-182	-210.62	-48.16	338.36	91.14
M-76-183	-210.62	-48.77	338.36	95.71
M-76-99	-704.09	-169.77	334.55	226.47
1979 DRILL HOLES				
M-79-200	-210.31	-9.14	337.90	60.96
M-79-201	-242.32	-16.76	339.30	31.09
M-79-202	-390.14	-12.19	339.94	27.43
M-79-203	-390.14	6.10	340.95	27.43
M-79-204	-434.95	6.10	339.85	20.12
M-79-205	-487.68	-24.08	339.85	42.67
M-79-206	-525.78	-21.34	339.85	42.67
M-79-207	-525.78	-53.34	339.44	74.68
M-79-208	-525.78	-97.54	336.74	30.48
M-79-209	-563.88	0.00	339.85	30.48
M-79-211	-601.98	-27.43	339.24	70.10
M-79-213	-637.64	7.62	340.34	21.34
M-79-214	-640.08	-21.34	339.09	26.52
M-79-215	-670.56	0.00	340.58	30.48
M-79-216	-670.56	-18.29	340.80	30.48
M-79-217	-708.66	4.57	339.09	35.05
M-79-218	-708.66	-15.24	337.96	39.62
M-79-219	-740.66	21.34	339.30	25.91
M-79-220	-740.66	-15.24	336.80	38.10
M-79-222	-777.24	-7.62	337.17	24.69
M-79-223	-807.72	22.86	338.20	23.16
M-79-224	-807.72	-9.14	336.26	28.96
M-79-225	-838.20	30.48	339.09	23.47
M-79-226	-838.20	6.10	337.54	27.43
M-79-227	-867.16	30.48	340.49	27.43

M-79-228	-867.16	6.10	337.63	34.14
M-79-229	-896.11	32.00	340.95	20.42
M-79-230	-896.11	7.62	337.66	24.38
M-79-231	-940.31	0.00	336.04	45.72
M-79-232	-984.50	-18.29	335.40	51.82
M-79-233	-1013.46	6.10	335.83	44.20
M-79-234	-1045.46	6.10	336.17	24.38
M-79-235	-1074.42	-1.52	336.59	25.91
M-79-236	-1109.47	-9.14	337.51	33.53
M-79-237	-1143.00	-10.67	338.18	26.21
M-79-238	-1179.58	-12.19	338.24	29.26
M-79-239	-1221.64	-32.00	337.41	29.26
M-79-240	-1247.24	-45.72	337.23	36.58
M-79-241	-1274.06	-45.72	337.54	30.78
M-79-242	-1380.74	-45.72	341.44	27.43
M-79-243	-1411.22	-50.29	343.11	32.31
M-79-244	-601.98	-195.07	332.35	118.57
M-79-245	-670.56	-129.54	336.53	135.03
M-79-246	-740.66	-51.82	332.99	99.06
M-79-247	-777.24	-117.35	332.51	132.74
M-79-248	-805.89	-188.98	332.90	213.36
M-79-249	-838.50	-91.44	333.73	124.36
M-79-250	-867.16	-27.43	334.76	41.76
M-79-250A	-867.16	-28.04	334.98	84.73
M-79-251	-867.16	-56.39	333.54	99.97
M-79-252	-867.16	-120.09	332.81	149.35
M-79-253	-867.16	-120.40	332.81	171.30
M-79-254	-867.16	-120.70	332.81	208.79
M-79-255	-896.11	-41.15	333.88	100.58
M-79-256	-896.11	-73.15	333.09	143.87
M-79-257	-1045.46	-73.15	333.36	99.97
M-79-258	-1179.58	-85.34	335.01	82.30
M-79-259	-640.08	-132.59	337.08	67.36
M-79-260	-601.98	-82.30	336.90	105.77
M-79-261	-601.98	-150.88	333.82	164.59
M-79-263	-983.28	15.24	336.41	27.43
M-79-264	-940.31	18.29	337.08	30.48
M-79-265	-662.94	-184.40	332.66	182.88
1975 UNDER GROUND DRILL HOLES				
MU-75-1	-624.84	2.13	305.71	41.46
MU-75-10	-381.00	8.23	317.91	9.15
MU-75-11	-396.24	10.97	315.77	9.15
MU-75-12	-396.24	7.62	315.77	33.54
MU-75-14	-411.48	10.06	313.33	9.76
MU-75-16	-426.72	9.30	311.81	36.59
MU-75-17	-441.96	7.77	309.37	10.28
MU-75-18	-460.55	10.36	306.32	42.68
MU-75-19	-480.06	10.67	304.19	22.87
MU-75-2	-624.84	5.33	305.71	26.28
MU-75-20	-511.30	22.86	303.43	57.92
MU-75-21	-518.16	14.63	303.73	50.73
MU-75-22	-527.61	10.52	304.19	56.40
MU-75-24	-651.51	6.71	306.17	39.94
MU-75-25	-677.27	2.13	306.63	33.54
MU-75-26	-677.27	5.94	306.63	6.11
MU-75-27	-703.17	-2.13	306.78	20.43
MU-75-28	-731.52	-16.15	306.93	13.12
MU-75-29	-731.52	-12.50	306.93	33.08
MU-75-3	-594.36	5.49	304.80	46.34
MU-75-30	-762.00	-17.98	307.24	21.35

MU-75-31	-762.00	-14.63	307.24	39.94
MU-75-32	-793.55	-10.06	307.54	25.31
MU-75-33	-793.55	-6.40	307.54	32.93
MU-75-34	-822.96	-3.35	308.00	34.45
MU-75-35	-822.96	0.30	308.00	52.47
MU-75-36	-853.44	-4.11	308.31	46.64
MU-75-37	-853.44	-0.30	308.31	33.54
MU-75-39	-878.89	-4.57	308.46	42.68
MU-75-4	-338.02	-37.95	328.88	55.18
MU-75-40	-880.26	-4.72	308.46	52.74
MU-75-41	-881.18	-4.88	308.46	61.27
MU-75-42	-868.98	-6.40	308.31	36.28
MU-75-43	-868.98	-6.40	308.31	9.46
MU-75-44	-838.20	-2.13	308.15	22.87
MU-75-45	-838.20	-1.52	308.15	29.09
MU-75-46	-807.72	-6.10	307.85	24.27
MU-75-47	-807.72	-2.74	307.85	30.49
MU-75-48	-777.24	-14.94	307.54	22.87
MU-75-49	-777.24	-14.33	307.54	39.69
MU-75-5	-341.22	-18.90	325.22	45.73
MU-75-50	-746.76	-18.90	307.24	15.25
MU-75-51	-746.76	-15.54	307.24	39.94
MU-75-52	-716.28	-11.89	306.93	18.30
MU-75-53	-777.24	-8.08	306.93	27.44
MU-75-54	-616.31	1.52	305.41	39.63
MU-75-55	-579.12	12.50	304.50	54.26
MU-75-6	-350.52	0.91	321.72	30.49
MU-75-7	-365.76	8.53	319.58	12.20
MU-75-8	-365.76	4.57	319.43	28.36
MU-75-9	-381.00	11.89	317.91	12.20
UNDER GROUND SAMPLES				
X-100_1	-508.54	18.14	303.43	3.05
X-100_2	-508.21	19.19	303.43	3.84
X-101_1	-510.34	18.05	303.43	3.05
X-101_2	-510.08	19.15	303.43	3.66
X-102_1	-512.19	17.90	303.43	3.05
X-102_2	-511.33	19.05	303.43	5.06
X-103_1	-514.23	17.41	303.43	3.05
X-103_2	-513.29	20.00	303.43	5.24
X-104_1	-516.53	18.86	303.43	3.05
X-104_2	-518.09	23.25	303.43	6.71
X-105_1	-518.06	16.41	303.43	3.05
X-106_1	-518.20	19.78	303.43	3.05
X-106_2	-519.55	24.71	303.43	8.05
X-107_1	-519.83	15.40	303.43	3.05
X-107_2	-519.99	16.74	303.43	3.66
X-108_1	-519.98	20.01	303.43	3.05
X-108_2	-519.52	20.96	303.43	3.66
X-109_2	-522.57	20.74	303.43	3.05
X-10_1	-341.97	-28.44	324.63	3.05
X-110_1	-521.87	14.77	303.43	3.05
X-110_2	-521.78	15.86	303.43	3.96
X-111_2	-523.71	21.90	303.43	4.66
X-112_1	-523.73	13.76	303.43	3.05
X-112_2	-523.64	15.19	303.43	4.11
X-113_1	-525.76	13.05	303.43	3.05
X-113_2	-525.77	14.37	303.43	3.96
X-114_1	-526.83	20.93	303.43	3.05
X-114_2	-525.74	21.86	303.43	5.15
X-115_1	-528.00	12.01	303.43	3.05

X-115_2	-527.90	13.21	303.43	3.96
X-116_1	-529.37	21.28	303.43	3.05
X-116_2	-528.81	22.23	303.43	3.96
X-117_1	-529.46	11.16	303.43	3.96
X-118_1	-531.73	21.53	303.43	3.05
X-118_2	-531.56	22.33	303.43	3.23
X-119_1	-533.79	21.92	303.43	3.05
X-119_2	-533.52	22.73	303.43	3.51
X-11_1	-342.08	-26.26	325.22	3.05
X-120_1	-536.57	21.85	303.43	3.05
X-120_2	-536.12	22.77	303.43	3.84
X-121_1	-538.47	21.92	303.43	3.05
X-121_2	-538.26	22.78	303.43	3.41
X-122_1	-540.83	21.85	303.43	3.05
X-122_2	-540.51	22.77	303.43	3.51
X-123_1	-542.73	22.00	303.43	3.05
X-123_2	-542.55	22.79	303.43	3.51
X-124_1	-545.06	21.77	303.43	3.05
X-124_2	-544.62	22.57	303.43	3.96
X-125_1	-547.57	21.73	303.43	3.05
X-125_2	-547.26	22.55	303.43	3.69
X-126_1	-550.33	23.72	304.30	3.05
X-126_2	-550.11	22.49	304.30	3.20
X-127_1	-552.20	22.15	304.35	3.05
X-127_2	-552.37	23.34	304.35	3.20
X-128_1	-554.18	21.88	304.41	3.05
X-128_2	-554.26	23.18	304.39	3.54
X-129_1	-556.20	21.42	304.46	3.05
X-129_2	-556.18	22.99	304.43	3.54
X-12_1	-342.27	-24.02	325.81	3.05
X-130_1	-558.22	21.09	304.50	3.05
X-130_2	-558.28	22.31	304.48	3.41
X-131_1	-560.60	20.15	304.50	3.05
X-131_2	-560.66	21.55	304.50	3.51
X-132_1	-563.05	19.86	304.50	3.05
X-132_2	-563.26	21.12	304.50	3.20
X-133_1	-564.90	19.02	304.50	3.05
X-133_2	-565.17	20.38	304.50	3.20
X-134_1	-567.23	19.87	304.50	3.05
X-134_2	-566.88	18.65	304.50	3.05
X-135_1	-568.92	17.75	304.50	3.05
X-135_2	-569.19	19.35	304.50	3.51
X-136_1	-571.57	18.96	304.50	3.05
X-136_2	-571.05	17.74	304.50	3.05
X-137_1	-572.93	16.87	304.50	3.05
X-137_2	-572.92	18.38	304.50	3.90
X-138_1	-574.81	16.14	304.50	3.05
X-138_2	-575.23	17.56	304.50	3.63
X-139_1	-577.71	16.68	304.50	3.05
X-139_2	-576.75	15.43	304.50	3.05
X-13_1	-342.78	-21.95	325.22	3.05
X-140_1	-578.56	14.33	304.50	3.05
X-140_2	-579.31	15.67	304.50	3.20
X-141_1	-580.77	13.32	304.50	3.05
X-141_2	-581.28	14.93	304.50	3.51
X-142_1	-582.52	12.76	304.56	3.05
X-142_2	-582.92	13.92	304.53	3.66
X-143_1	-584.36	11.75	304.61	3.05
X-143_2	-584.75	12.90	304.58	3.75
X-144_1	-586.40	10.61	304.64	3.05

X-144_2	-586.97	12.03	304.64	3.23
X-145_1	-588.35	9.98	304.72	3.05
X-145_2	-588.76	11.08	304.69	3.35
X-146_1	-590.42	8.74	304.77	3.05
X-146_2	-590.76	10.13	304.75	3.66
X-147_1	-592.60	8.07	304.80	3.05
X-147_2	-593.07	9.30	304.80	3.66
X-148_1	-594.48	7.10	304.80	3.05
X-148_2	-594.92	8.60	304.80	3.66
X-149_1	-597.25	7.85	304.82	3.05
X-149_2	-596.63	6.77	304.84	3.05
X-14_1	-342.92	-19.85	325.22	3.05
X-150_1	-598.88	5.70	304.89	3.05
X-150_2	-599.10	6.96	304.87	3.47
X-151_1	-600.98	4.70	304.93	3.05
X-151_2	-601.11	5.71	304.91	3.63
X-152_1	-603.20	3.66	304.97	3.05
X-152_2	-603.05	5.04	304.95	3.63
X-153_1	-605.28	3.19	305.02	3.05
X-153_2	-605.21	4.47	305.00	3.41
X-154_1	-607.57	2.96	305.06	3.05
X-154_2	-607.50	4.28	305.04	3.20
X-155_1	-609.48	2.84	305.11	3.05
X-155_2	-609.41	4.12	305.08	3.35
X-156_1	-611.40	2.91	305.15	3.05
X-156_2	-611.32	4.05	305.13	3.11
X-157_1	-613.40	3.96	305.17	3.05
X-157_2	-613.39	2.65	305.19	3.05
X-158_1	-615.34	2.62	305.41	3.05
X-158_2	-615.15	3.76	305.21	3.38
X-159_1	-617.60	2.83	305.49	3.05
X-159_2	-617.48	4.01	305.45	3.38
X-15_1	-343.14	-17.69	324.83	3.05
X-160_1	-620.85	3.31	305.56	1.28
X-160_2	-620.45	4.18	305.52	2.23
X-160_3	-619.92	2.33	305.60	3.05
X-161_1	-623.55	4.50	305.63	0.70
X-161_2	-622.68	3.54	305.67	2.44
X-161_3	-622.64	2.27	305.71	3.05
X-162_1	-624.89	4.56	305.71	2.35
X-162_2	-624.93	2.79	305.73	3.05
X-163_1	-627.17	3.53	305.76	3.05
X-163_2	-626.52	5.35	305.74	3.44
X-164_1	-629.68	5.01	305.80	1.58
X-164_2	-629.39	5.87	305.78	1.86
X-164_3	-629.36	3.95	305.81	3.05
X-165_1	-632.04	5.69	305.85	0.91
X-165_2	-631.00	6.71	305.83	2.65
X-165_3	-631.28	4.25	305.86	3.05
X-166_1	-632.98	5.27	305.90	3.05
X-166_2	-632.14	7.01	305.88	3.90
X-167_1	-636.14	6.53	305.93	0.61
X-167_2	-635.16	4.97	305.95	3.05
X-167_3	-634.60	7.41	305.91	3.35
X-168_1	-637.91	7.52	305.97	2.10
X-168_2	-637.91	6.53	305.98	2.29
X-168_3	-637.80	5.49	306.00	3.05
X-16_1	-343.31	-15.54	324.44	3.05
X-170_1	-640.35	7.01	306.03	1.52
X-170_2	-640.00	7.66	306.02	2.10

X-170_3	-639.69	6.00	306.05	3.05
X-171_1	-642.28	6.34	306.08	3.05
X-171_2	-641.92	7.99	306.07	3.14
X-172_1	-644.00	6.55	306.12	3.05
X-172_2	-643.71	8.26	306.10	3.14
X-172_3	-645.72	7.48	306.14	3.63
X-173_1	-648.53	7.44	306.17	3.05
X-173_2	-648.36	9.07	306.15	3.35
X-174_1	-650.61	7.48	306.17	3.05
X-174_2	-650.29	9.17	306.17	3.75
X-175_1	-652.75	8.43	306.21	3.05
X-175_2	-652.69	9.70	306.19	3.20
X-176_1	-655.13	8.10	306.26	3.05
X-176_2	-655.00	9.78	306.24	3.08
X-177_1	-657.66	7.84	306.30	3.05
X-177_2	-657.42	9.99	306.28	3.44
X-178_1	-659.42	8.28	306.35	3.05
X-178_2	-659.26	10.37	306.32	3.35
X-179_1	-661.95	8.15	306.39	3.05
X-179_2	-661.73	10.07	306.37	3.60
X-17_1	-343.32	-13.18	324.05	3.05
X-180_1	-664.33	7.85	306.43	3.05
X-180_2	-664.29	9.61	306.41	3.57
X-181_1	-667.85	8.33	306.48	0.58
X-181_2	-667.22	9.54	306.45	2.50
X-181_3	-666.27	7.67	306.50	3.05
X-182_1	-669.48	7.65	306.54	1.46
X-182_2	-669.62	8.67	306.52	2.32
X-182_3	-668.28	6.64	306.56	3.05
X-183_1	-670.66	5.83	306.61	3.05
X-183_2	-671.31	7.90	306.59	3.51
X-184_1	-673.22	5.78	306.63	3.05
X-184_2	-673.43	6.84	306.63	3.54
X-185_1	-677.69	5.37	306.63	0.43
X-185_2	-677.50	4.70	306.63	0.43
X-185_3	-675.95	4.40	306.63	2.87
X-185_4	-675.45	3.52	306.63	3.05
X-186_1	-679.62	4.21	306.64	0.30
X-186_2	-677.95	3.70	306.64	3.26
X-187_1	-679.14	2.15	306.65	3.05
X-187_2	-679.78	3.74	306.65	3.23
X-188_1	-680.89	1.42	306.66	3.05
X-188_2	-681.41	3.21	306.67	3.26
X-189_1	-683.70	2.67	306.68	2.26
X-189_2	-682.91	1.66	306.68	3.05
X-189_3	-682.53	0.58	306.67	3.05
X-18_1	-344.14	-11.24	323.66	3.05
X-190_1	-686.84	1.83	306.69	1.22
X-190_2	-685.57	0.77	306.70	2.74
X-190_3	-684.84	-0.46	306.70	3.05
X-191_1	-686.92	-1.29	306.71	3.05
X-191_2	-689.94	0.44	306.72	3.26
X-191_3	-687.75	1.19	306.71	3.35
X-192_1	-689.11	-1.59	306.73	3.05
X-193_1	-693.73	-0.87	306.74	0.12
X-193_2	-693.07	-1.88	306.74	0.49
X-193_3	-692.33	-1.08	306.75	2.44
X-193_4	-691.32	-2.39	306.73	3.05
X-194_1	-695.28	-1.30	306.76	1.68
X-194_2	-694.42	-2.22	306.76	2.04

X-194_3	-693.60	-3.06	306.77	3.05
X-195_1	-695.42	-3.52	306.78	3.05
X-195_2	-696.03	-1.25	306.77	3.51
X-196_1	-697.75	-2.67	306.79	3.05
X-197_1	-699.85	-3.89	306.67	3.05
X-198_1	-703.43	-3.16	306.78	0.91
X-198_2	-700.98	-5.73	306.79	3.05
X-198_3	-703.23	-2.10	306.67	5.49
X-199_1	-703.78	-5.22	306.79	3.05
X-199_2	-704.00	-3.82	306.79	3.60
X-19_1	-344.81	-8.90	323.28	3.05
X-200_1	-701.03	-7.86	308.09	2.44
X-200_2	-704.47	-7.95	306.79	3.05
X-200_3	-701.77	-7.80	306.80	3.51
X-201_1	-706.03	-6.15	306.91	3.05
X-201_2	-706.49	-4.35	306.90	3.75
X-202_1	-704.08	-9.98	306.80	3.05
X-202_2	-701.75	-9.63	306.81	3.75
X-203_1	-704.62	-13.04	306.82	1.83
X-203_2	-701.21	-13.12	307.36	2.44
X-203_3	-704.16	-11.90	306.81	3.05
X-203_4	-702.44	-11.85	306.82	3.29
X-204_1	-708.17	-7.29	306.92	3.05
X-204_2	-708.49	-5.37	306.91	3.63
X-205_1	-704.07	-14.15	306.82	3.05
X-205_2	-701.91	-13.81	306.82	3.35
X-206_1	-710.16	-7.28	306.92	3.05
X-207_1	-703.57	-16.58	306.83	3.05
X-207_2	-701.68	-16.44	306.83	3.35
X-208_1	-711.84	-7.87	306.93	3.75
X-209_1	-703.82	-18.43	306.84	3.05
X-209_2	-701.83	-18.02	306.84	3.75
X-20_1	-345.82	-7.29	322.89	3.05
X-210_1	-713.78	-8.55	306.93	3.05
X-211_1	-703.70	-19.95	306.85	3.05
X-211_2	-701.88	-19.94	306.86	3.14
X-212_1	-715.51	-10.57	306.93	3.05
X-212_2	-715.96	-8.66	306.93	3.35
X-213_1	-703.61	-22.38	306.86	3.05
X-213_2	-701.82	-22.31	306.86	3.05
X-214_1	-717.86	-11.30	306.93	3.05
X-214_2	-718.34	-9.24	306.93	3.66
X-215_1	-703.52	-24.36	306.87	3.05
X-215_2	-701.93	-24.14	306.87	3.51
X-216_1	-722.40	-10.18	306.93	0.30
X-216_2	-720.49	-10.99	306.93	3.05
X-216_3	-720.04	-12.00	306.93	3.05
X-217_1	-703.67	-25.71	306.88	3.05
X-217_2	-701.72	-25.52	306.88	3.51
X-218_1	-724.10	-10.74	306.93	0.76
X-218_2	-722.76	-11.38	306.93	2.74
X-218_3	-721.90	-12.13	306.93	3.05
X-219_1	-704.76	-28.25	306.89	3.05
X-219_2	-702.88	-28.05	306.89	3.54
X-21_1	-347.44	-5.30	322.50	3.05
X-220_1	-724.35	-12.36	306.93	3.05
X-220_2	-724.79	-10.77	306.93	3.66
X-221_1	-726.57	-13.23	306.90	3.05
X-221_2	-703.39	-30.04	306.90	3.05
X-221_3	-727.21	-11.63	306.90	3.35

X-221_4	-701.97	-28.81	306.90	4.63
X-223_1	-728.83	-12.82	306.93	3.05
X-223_2	-728.89	-11.99	306.93	3.63
X-224_1	-730.39	-14.63	306.93	3.05
X-224_2	-730.96	-12.82	306.96	3.23
X-225_1	-732.77	-15.84	306.98	3.05
X-225_2	-733.08	-13.97	306.98	3.35
X-226_1	-734.85	-16.68	307.03	3.05
X-226_2	-734.78	-14.72	307.06	3.66
X-227_1	-737.21	-17.83	307.08	3.05
X-227_2	-737.18	-16.25	307.11	3.54
X-228_1	-738.89	-18.20	307.14	3.05
X-228_2	-738.80	-16.41	307.14	3.54
X-229_1	-740.94	-18.36	307.19	3.05
X-229_2	-741.09	-16.77	307.21	3.66
X-22_1	-348.75	-3.74	322.11	3.05
X-231_1	-745.43	-17.13	307.24	3.05
X-231_2	-743.07	-17.71	307.24	3.05
X-232_1	-747.58	-17.73	307.24	3.05
X-232_2	-747.16	-16.11	307.24	3.66
X-233_1	-749.54	-17.69	307.24	3.05
X-233_2	-749.25	-16.07	307.24	3.66
X-234_1	-752.00	-17.48	307.24	3.05
X-234_2	-751.51	-15.83	307.24	3.78
X-235_1	-754.05	-17.51	307.24	3.05
X-235_2	-753.58	-15.76	307.24	3.96
X-236_1	-756.11	-17.10	307.24	3.05
X-236_2	-755.77	-15.65	307.24	3.75
X-237_1	-758.90	-16.68	307.24	3.05
X-238_1	-761.15	-16.80	307.24	3.05
X-238_2	-760.81	-15.68	307.24	3.51
X-239_1	-763.11	-16.49	307.29	3.05
X-239_2	-762.64	-15.19	307.26	3.35
X-23_1	-350.23	-2.34	321.72	3.05
X-240_1	-765.37	-16.18	307.34	3.05
X-240_2	-765.07	-15.02	307.32	3.41
X-241_1	-767.50	-15.61	307.39	3.05
X-241_2	-767.01	-14.44	307.37	3.66
X-242_1	-769.83	-15.06	307.44	3.05
X-242_2	-769.32	-13.94	307.42	3.78
X-243_1	-771.82	-14.58	307.49	3.05
X-243_2	-771.48	-13.50	307.46	3.51
X-244_1	-773.74	-14.34	307.51	3.05
X-244_2	-773.20	-13.25	307.51	3.51
X-245_1	-775.81	-12.72	307.54	3.05
X-246_1	-778.47	-13.35	307.57	3.05
X-246_2	-777.60	-11.73	307.56	3.84
X-247_1	-780.63	-12.77	307.60	3.05
X-247_2	-780.04	-11.05	307.58	3.54
X-248_1	-782.56	-12.02	307.63	3.05
X-248_2	-782.09	-10.72	307.61	3.41
X-249_1	-784.79	-10.94	307.64	3.05
X-249_2	-784.10	-9.96	307.64	3.81
X-24_1	-351.77	-1.10	321.72	3.05
X-250_1	-786.85	-10.66	307.67	3.05
X-250_2	-786.18	-9.46	307.67	3.63
X-251_1	-789.28	-10.05	307.70	3.05
X-251_2	-788.78	-8.62	307.70	3.20
X-252_1	-791.18	-8.86	307.73	3.05
X-253_1	-792.95	-7.57	307.54	3.05

X-254_1	-795.59	-7.88	309.27	3.05
X-254_2	-794.98	-6.84	309.27	3.66
X-255_1	-797.96	-7.39	307.76	3.05
X-255_2	-797.48	-6.06	307.75	3.66
X-256_1	-799.55	-7.08	307.79	3.05
X-256_2	-798.87	-5.58	307.78	3.66
X-257_1	-801.68	-6.61	307.82	3.05
X-257_2	-800.91	-5.06	307.81	3.84
X-258_1	-804.14	-6.23	307.85	3.05
X-258_2	-803.56	-4.49	307.83	3.66
X-259_1	-806.51	-4.57	307.85	3.05
X-25_1	-352.59	1.11	321.02	3.05
X-260_1	-808.43	-5.07	307.88	3.05
X-260_2	-807.92	-3.51	307.86	3.44
X-261_1	-810.76	-4.37	307.90	3.05
X-261_2	-810.03	-2.73	307.89	3.66
X-262_1	-812.85	-4.00	307.93	3.05
X-262_2	-812.20	-2.36	307.91	3.72
X-263_1	-814.93	-3.79	307.94	3.05
X-263_2	-814.59	-2.11	307.95	3.66
X-264_1	-816.96	-3.41	307.98	3.05
X-264_2	-816.36	-1.57	307.96	3.63
X-265_1	-819.36	-2.80	307.99	3.05
X-265_2	-818.99	-1.17	308.00	3.35
X-266_1	-821.96	-2.49	308.00	3.05
X-267_1	-823.78	-2.45	308.01	3.05
X-267_2	-823.21	-0.66	308.02	3.96
X-268_1	-825.74	-1.80	308.05	3.05
X-268_2	-825.22	-0.19	308.04	3.66
X-269_1	-828.43	-1.79	308.06	3.05
X-269_2	-827.87	-0.52	308.07	3.66
X-26_1	-354.66	2.03	320.31	3.05
X-270_1	-830.83	-1.21	308.10	3.05
X-270_2	-830.44	0.16	308.09	3.66
X-271_1	-833.44	-1.13	308.13	3.05
X-271_2	-833.08	0.56	308.11	3.47
X-272_1	-835.23	-0.85	308.15	3.05
X-272_2	-834.83	0.70	308.14	3.60
X-273_1	-837.55	-0.64	308.15	3.05
X-273_2	-837.39	0.60	308.15	3.47
X-274_1	-839.84	-1.04	308.18	3.05
X-274_2	-839.72	0.68	308.17	3.54
X-275_1	-842.01	-1.07	308.21	3.05
X-275_2	-841.79	0.68	308.19	3.47
X-276_1	-844.10	-1.07	308.24	3.05
X-276_2	-844.13	0.37	308.22	3.63
X-277_1	-846.53	-1.23	308.27	3.05
X-277_2	-846.58	0.21	308.25	3.66
X-278_1	-848.69	-0.85	308.28	3.05
X-279_1	-850.60	-1.76	308.30	3.05
X-27_1	-356.59	2.76	319.61	3.05
X-280_1	-853.01	-3.03	308.31	3.05
X-280_2	-853.02	-1.37	308.31	3.47
X-281_1	-855.36	-3.42	308.33	3.05
X-281_2	-855.31	-1.60	308.32	3.54
X-282_1	-857.21	-3.18	308.35	3.05
X-282_2	-857.33	-2.08	308.36	3.66
X-283_1	-859.64	-3.34	308.38	3.05
X-283_2	-859.67	-2.04	308.37	3.35
X-284_1	-861.82	-3.91	308.40	3.05

X-284_2	-861.96	-2.69	308.41	3.47
X-285_1	-863.85	-2.93	308.42	3.05
X-285_2	-863.74	-4.41	308.44	3.05
X-286_1	-866.70	-2.76	308.46	0.82
X-286_2	-865.19	-4.61	308.45	3.05
X-286_3	-865.44	-3.28	308.46	3.20
X-287_1	-868.31	-4.97	308.31	3.05
X-287_2	-868.41	-3.83	308.31	3.35
X-288_1	-870.43	-5.50	308.46	3.05
X-288_2	-870.53	-4.09	308.46	3.35
X-289_1	-872.51	-5.73	308.46	3.05
X-289_2	-872.55	-4.38	308.46	3.47
X-28_1	-358.45	3.66	318.91	3.05
X-290_1	-874.54	-5.46	308.46	3.05
X-290_2	-874.00	-4.43	308.46	3.63
X-291_1	-876.55	-5.79	308.46	3.05
X-292_1	-878.53	-6.32	308.46	3.05
X-29_1	-360.54	4.47	322.86	3.05
X-30_1	-362.32	5.26	322.27	3.05
X-31_1	-364.31	6.10	319.58	3.05
X-32_1	-366.97	5.87	321.68	3.05
X-32_2	-366.14	6.74	319.58	4.18
X-33_1	-369.09	6.55	319.34	3.05
X-33_2	-368.31	7.38	319.34	3.96
X-34_1	-371.03	7.31	319.10	3.05
X-34_2	-370.27	8.28	319.10	3.96
X-35_1	-372.96	8.31	318.87	3.05
X-35_2	-372.42	9.17	318.87	3.66
X-36_1	-375.47	8.61	318.63	3.05
X-36_2	-374.99	9.65	318.63	3.66
X-37_1	-378.46	8.71	318.15	1.22
X-37_2	-377.70	11.14	318.15	2.44
X-38_1	-378.48	11.07	317.91	3.05
X-39_1	-382.58	11.03	317.68	1.83
X-39_2	-382.48	10.05	317.68	1.83
X-39_3	-381.79	9.15	317.68	3.05
X-40_1	-384.68	9.77	317.20	1.22
X-40_2	-384.62	8.64	317.20	1.22
X-40_3	-384.31	10.78	317.20	2.44
X-41_1	-387.62	10.29	316.72	1.52
X-41_2	-387.27	9.14	316.72	2.13
X-41_3	-387.02	8.13	316.72	2.13
X-42_1	-388.95	8.12	316.48	3.05
X-42_2	-388.73	9.11	316.48	3.66
X-43_1	-392.32	9.94	316.01	0.73
X-43_2	-391.22	7.75	316.01	2.93
X-43_3	-391.17	8.79	316.01	3.05
X-44_1	-394.10	10.31	315.77	0.91
X-44_2	-393.38	8.20	315.77	2.74
X-44_3	-393.16	9.18	315.77	3.05
X-45_1	-395.58	9.48	315.77	2.90
X-45_2	-395.62	8.42	315.77	3.05
X-46_1	-397.39	8.76	315.77	3.05
X-46_2	-397.15	9.82	315.77	3.66
X-48_1	-402.48	11.64	315.77	1.52
X-48_2	-402.48	9.32	315.77	2.13
X-48_3	-401.81	10.43	315.77	3.05
X-49_1	-404.74	9.84	315.77	1.98
X-49_2	-404.52	11.95	315.77	1.98
X-49_3	-404.01	10.87	315.77	3.05

X-50_1	-406.84	11.31	317.50	1.52
X-50_2	-406.39	12.20	317.50	2.13
X-50_3	-406.19	10.29	317.50	3.05
X-51_1	-409.04	12.83	313.33	1.68
X-51_2	-408.96	11.70	313.33	1.98
X-51_3	-408.58	10.75	313.33	3.05
X-52_1	-410.39	11.92	313.33	3.05
X-53_1	-412.55	11.27	313.33	3.05
X-53_2	-412.18	12.01	313.33	3.66
X-54_1	-415.44	11.20	313.08	3.05
X-54_2	-415.10	11.96	313.08	3.66
X-56_1	-420.28	12.79	312.32	1.62
X-56_2	-420.07	11.65	312.32	2.04
X-56_3	-419.53	10.30	312.57	3.05
X-57_1	-422.00	11.38	312.06	1.83
X-57_2	-421.95	12.54	312.06	1.83
X-57_3	-421.25	10.11	311.81	3.05
X-58_1	-424.45	11.31	311.81	1.52
X-58_2	-424.04	12.44	311.81	2.13
X-58_3	-423.55	10.22	311.81	3.05
X-59_1	-425.83	10.95	311.81	3.05
X-60_1	-428.91	10.91	311.81	1.07
X-60_2	-428.21	12.06	311.81	2.59
X-60_3	-427.89	9.93	311.81	3.05
X-61_1	-431.11	11.00	311.81	1.49
X-61_2	-430.81	12.22	311.52	2.10
X-61_3	-430.16	9.65	311.23	3.05
X-62_1	-433.69	10.70	311.58	1.40
X-62_2	-433.30	11.68	310.94	2.26
X-62_3	-432.66	9.60	310.64	3.05
X-63_1	-434.48	9.65	312.82	3.05
X-63_2	-434.34	10.41	310.35	3.66
X-64_1	-437.93	10.01	311.36	1.16
X-64_2	-437.27	11.01	310.06	2.74
X-64_3	-437.00	8.93	309.77	3.05
X-65_1	-439.98	8.66	309.77	1.22
X-65_2	-439.31	10.59	309.77	2.93
X-65_3	-439.21	9.57	309.77	3.05
X-66_1	-441.22	8.81	309.37	3.05
X-66_2	-440.92	9.52	309.77	3.66
X-67_1	-444.90	9.27	309.52	0.46
X-67_2	-444.42	10.45	309.52	1.37
X-67_3	-444.21	8.77	309.52	1.83
X-67_4	-443.58	8.13	309.52	3.05
X-68_1	-446.89	10.55	308.78	0.15
X-68_2	-446.60	9.77	308.78	0.76
X-68_3	-445.68	9.00	308.78	2.74
X-68_4	-445.58	8.24	308.78	3.05
X-69_1	-448.60	10.62	308.05	1.52
X-69_2	-448.18	9.46	308.05	2.13
X-69_3	-447.68	8.40	308.05	3.05
X-70_1	-450.50	9.98	307.55	0.91
X-70_2	-450.32	10.82	307.55	1.22
X-70_3	-450.08	9.18	307.55	1.83
X-70_4	-449.43	8.45	307.55	3.05
X-71_1	-453.04	11.54	306.81	0.73
X-71_2	-452.08	10.23	306.81	2.93
X-71_3	-452.02	8.96	306.81	3.05
X-72_1	-454.20	10.51	306.32	3.05
X-73_1	-457.82	12.71	306.32	0.91

X-73_2	-457.04	10.30	306.32	3.05
X-73_3	-453.83	11.20	306.32	3.66
X-74_1	-460.15	10.76	306.32	0.61
X-74_2	-458.44	13.02	306.32	3.05
X-75_1	-461.87	12.15	306.32	1.34
X-75_2	-461.05	13.48	306.32	2.32
X-75_3	-461.14	10.87	306.32	3.05
X-76_1	-462.98	12.38	306.17	3.05
X-76_2	-462.59	13.17	306.17	3.66
X-77_1	-466.44	12.57	306.02	0.61
X-77_2	-465.28	11.19	306.02	2.93
X-77_3	-465.14	13.62	306.02	3.05
X-78_1	-468.60	12.43	305.71	0.52
X-78_2	-467.25	13.38	305.71	3.02
X-78_3	-467.35	11.38	305.71	3.05
X-79_1	-470.70	12.18	304.26	0.46
X-79_2	-469.53	11.02	305.26	3.05
X-79_3	-469.40	13.27	305.41	3.20
X-80_1	-472.18	12.27	304.23	0.61
X-80_2	-471.07	11.07	304.95	3.05
X-80_3	-470.94	13.18	305.10	3.05
X-81_1	-474.96	12.15	304.80	0.91
X-81_2	-473.92	13.22	304.80	2.90
X-81_3	-473.90	10.88	304.80	3.05
X-82_1	-477.40	12.21	304.49	0.43
X-82_2	-477.34	11.74	304.49	0.61
X-82_3	-476.33	13.35	304.49	2.62
X-82_4	-476.17	11.01	304.49	3.05
X-83_1	-479.66	12.44	304.19	0.24
X-83_2	-479.45	11.78	304.19	0.61
X-83_3	-478.36	13.24	304.19	2.80
X-83_4	-478.31	11.08	304.19	3.05
X-84_1	-481.80	12.64	304.19	0.21
X-84_2	-481.48	11.95	304.19	0.64
X-84_3	-480.52	13.30	304.19	2.80
X-84_4	-480.36	10.92	304.19	3.05
X-85_1	-484.26	12.63	304.14	0.30
X-85_2	-483.86	12.05	304.14	1.13
X-85_3	-483.32	13.22	304.14	2.23
X-85_4	-482.93	11.05	304.14	3.05
X-86_1	-485.38	12.12	303.99	3.05
X-86_2	-485.10	12.88	303.99	3.66
X-87_1	-489.05	12.52	303.94	0.30
X-87_2	-488.36	13.52	303.94	1.52
X-87_3	-488.29	12.08	303.94	1.83
X-87_4	-487.70	10.67	303.94	3.05
X-88_1	-491.07	14.91	303.79	1.40
X-88_2	-491.39	13.22	303.79	2.13
X-88_3	-491.31	12.45	303.79	2.65
X-88_4	-491.49	11.77	303.79	3.05
X-89_1	-491.05	11.31	303.79	6.10
X-8_1	-341.16	-32.82	323.45	3.05
X-90_1	-493.77	10.45	303.53	2.74
X-91_2	-494.52	13.50	303.48	3.05
X-92_1	-495.58	9.79	303.58	2.74
X-93_2	-495.94	15.36	303.43	3.66
X-94_1	-497.23	9.20	303.63	2.74
X-95_1	-498.60	15.36	303.38	3.05
X-95_2	-497.84	16.37	303.38	3.66
X-96_1	-500.61	15.83	303.33	3.05

X-96_2	-499.53	16.58	303.33	4.27
X-97_1	-502.33	16.40	303.28	3.05
X-97_2	-501.83	17.38	303.28	3.96
X-98_1	-504.72	17.24	303.23	3.05
X-98_2	-504.37	18.26	303.23	3.66
X-99_1	-507.94	19.94	303.18	0.09
X-99_2	-508.05	19.05	303.18	0.21
X-99_3	-507.88	18.42	303.18	0.61
X-99_4	-506.73	17.39	303.18	3.05
X-9_1	-341.72	-30.72	324.04	3.05
X-F196_1	-701.73	-1.84	306.67	3.47
X-F197_1	-700.26	-3.93	306.67	4.39
X-F206_1	-709.62	-8.38	306.67	3.66
X-F208_1	-711.49	-8.83	306.67	3.75
X-F210_1	-713.28	-9.63	306.67	3.35
X-F230_1	-743.59	-15.74	307.24	3.66
X-F231_1	-745.56	-18.76	307.24	3.35
X-F245_1	-775.93	-14.39	307.54	3.75
X-F253_1	-792.99	-8.69	307.54	3.47
X-F259_1	-806.46	-5.76	307.85	3.63
X-F266_1	-821.52	-0.84	308.00	3.57
X-F278_1	-847.77	-1.74	308.28	3.66
X-F279_1	-849.84	-2.63	308.30	3.66
X-F291_1	-876.27	-6.83	308.46	3.05
X-F292_1	-877.88	-7.33	308.46	3.57
X-F293_1	-880.30	-6.35	308.46	3.66
X-f237_1	-758.87	-17.52	307.35	3.35
X-f252_1	-791.04	-9.78	307.54	3.63

LIST OF DRILL HOLES WITH ASSAYS USED IN STUDY
JACQUES LAKE

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH	AZIMUTH	DIP
JL-05-01	**333181.90**	**6065979.30**	**293.34**	**358.75**	**315.00**	**-55.00**
JL-05-02	**333233.70**	**6066064.70**	**282.62**	**327.66**	**315.00**	**-55.00**
JL-05-03	**333127.30**	**6065913.20**	**282.96**	**361.80**	**315.00**	**-55.00**
JL-05-04	**333048.50**	**6065915.20**	**261.49**	**303.28**	**315.00**	**-50.00**
JL-05-05	**333036.00**	**6066262.00**	**194.00**	**287.73**	**315.00**	**-45.00**
JL-05-06	333121.60	6066332.50	197.42	282.55	315.00	-45.00
JL-05-07	333217.90	6066421.30	208.75	268.52	315.00	-45.00
JL-06-08	333179.00	6065981.40	287.00	385.88	315.00	-70.00
JL-06-09	**333134.00**	**6065916.80**	**282.96**	**395.33**	**315.00**	**-70.00**
JL-06-10	**333229.60**	**6066065.80**	**280.00**	**431.60**	**315.00**	**-65.00**
JL-06-11	**333271.80**	**6066119.20**	**280.00**	**468.17**	**315.00**	**-50.00**
JL-06-12	**333036.00**	**6066262.00**	**194.00**	**306.20**	**315.00**	**-60.00**
JL-06-13	**333036.00**	**6066262.00**	**194.00**	**303.58**	**315.00**	**-75.00**
JL-06-14	**332992.10**	**6066155.20**	**191.00**	**303.97**	**315.00**	**-45.00**
JL-06-15	**332992.10**	**6066155.20**	**191.00**	**328.27**	**315.00**	**-60.00**
JL-06-16	**332902.00**	**6066039.00**	**199.00**	**350.52**	**315.00**	**-55.00**
JL-06-17	**332902.00**	**6066039.00**	**199.00**	**352.04**	**315.00**	**-70.00**
JL-06-18	**332884.20**	**6065970.70**	**216.00**	**318.52**	**315.00**	**-45.00**
JL-06-19	**332884.20**	**6065970.70**	**216.00**	**398.07**	**315.00**	**-60.00**
JL-06-20	**332884.00**	**6065971.00**	**216.00**	**318.82**	**315.00**	**-75.00**
JL-06-21	**333048.00**	**6065914.00**	**261.00**	**366.06**	**315.00**	**-65.00**
JL-06-22	**332807.00**	**6065911.00**	**207.00**	**333.76**	**315.00**	**-45.00**
JL-06-23A	**332807.00**	**6065911.00**	**207.00**	**309.68**	**315.00**	**-63.00**
JL-06-24A	**332921.00**	**6066006.00**	**220.00**	**317.29**	**315.00**	**-50.00**
JL-06-25	**333138.00**	**6066170.00**	**210.00**	**380.09**	**315.00**	**-65.00**
JL-06-26	**332921.00**	**6066006.00**	**220.00**	**333.76**	**315.00**	**-70.00**
JL-06-27	**333194.00**	**6066267.00**	**227.00**	**288.65**	**315.00**	**-55.00**

JL-06-28	332837.00	6065959.00	217.00	325.23	315.00	-55.00
JL-06-29	333276.70	6066362.51	236.00	285.60	315.00	-55.00
JL-06-30	332837.00	6065959.00	217.00	316.08	315.00	-70.00
JL-06-31	333670.00	6067029.00	200.00	282.55	315.00	-45.00
JL-06-32	332749.00	6065875.00	206.00	287.73	315.00	-50.00
JL-06-33	333843.00	6067261.00	201.00	213.96	315.00	-45.00
JL-06-34	332749.00	6065875.00	206.00	368.90	315.00	-65.00
JL-06-35	332749.00	6065875.00	206.00	316.08	315.00	-80.00
JL-06-37	332694.00	6065799.00	203.00	412.20	315.00	-45.00
JL-06-36A	334222.00	6067836.00	213.00	184.10	315.00	-55.00
JL-06-38	334371.00	6068024.00	250.00	199.95	315.00	-55.00
JL-06-39	332609.00	6065772.00	196.00	306.63	315.00	-45.00
JL-06-40	334451.00	6068110.00	265.00	272.19	315.00	-55.00
JL-06-41	332609.00	6065772.00	196.00	284.99	315.00	-60.00
JL-06-42	332550.00	6065749.00	191.00	296.57	315.00	-45.00
JL-06-43	332809.00	6066011.00	197.00	243.93	315.00	-45.00
JL-06-44	332624.00	6065864.00	204.00	339.85	315.00	-45.00
JL-06-45	332955.00	6065893.00	247.00	443.79	315.00	-70.00
JL-06-46	332402.00	6065773.00	202.00	304.19	360.00	-45.00
JL-06-47	332921.00	6065862.00	248.00	398.37	315.00	-70.00
JL-06-48	332933.00	6066128.00	190.50	255.55	315.00	-45.00
JL-06-49	332988.00	6065934.00	257.00	376.73	315.00	-70.00
JL-06-50	332946.00	6065965.00	240.00	357.53	315.00	-70.00
JL-06-51	332850.00	6066041.00	194.00	256.95	315.00	-45.00

Appendix XIII
SEMIVARIOGRAMS



C0 = .300
C1 = .300
C2 = .350
A1 = 25.0
A2 = 90.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN MAIN ZONE U308 - AZ 90 DIP 0



C0 = .300
C1 = .300
C2 = .350
A1 = 20.0
A2 = 100.0
Number of Pairs
407 1943 2754 5132 5659 5645 5883 7922 9541 7721 7104 8331 10496 10525 9953 10002 11664 12847 11476 9773 8543 10042 7795 8286 8386
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MICHELIN MAIN ZONE U308 - AZ 180 DIP -54



C0 = .300
C1 = .300
C2 = .350
A1 = 8.0
A2 = 22.0
Number of Pairs
1708
8347
2053
948
248
60
4
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN MAIN ZONE U3O8 - AZ 0 DIP -36



C0 = .110
C1 = .060
C2 = .090
A1 = 50.0
A2 = 120.0
Number of Pairs
Gamma (h) /Mean Squared
LAG h (metres)
MICHELIN WASTE U308 - OMNI DIRECTIONAL



C0 = .050
C1 = .400
C2 = .080
A1 = 20.0
A2 = 45.0
Number of Pairs
Gamma (h) /Mean Squared
1.00
.80
.60
.40
.20
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE MAIN ZONE U308 - AZ 36 DIP 0



C0 = .050
C1 = .400
C2 = .080
A1 = 12.0
A2 = 100.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES MAIN ZONE U3O8 - AZ 126 DIP -60


C0 = .050
C1 = .400
C2 = .080
A1 = 8.0
A2 = 20.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES MAIN ZONE U308 - AZ 306 DIP -30



C0 = .050
C1 = .100
C2 = .140
A1 = 15.0
A2 = 30.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE WASTE U308 - AZ 36 DIP 0



C0 = .050
C1 = .100
C2 = .140
A1 = 20.0
A2 = 30.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE WASTE U308 - AZ 126 DIP -60


C0 = .050
C1 = .100
C2 = .140
A1 = 12.0
A2 = 70.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
JACQUES LAKE WASTE U308 - AZ 306 DIP -30

Appendix XIV
LISTING OF SPECIFIC GRAVITY DETERMINATIONS

HOLE	FROM	TO	SAMPLE	U3O8	SG
M-05-02C	369.53	370.53	CMB3506	0.109	2.77
M-05-02C	372.75	373.75	CMB3510	0.151	2.69
M-05-02C	376.75	377.83	CMB3514	0.217	2.74
M-05-02C	381.00	382.00	CMB3518	0.043	2.72
M-05-02C	385.12	386.12	CMB3522	0.007	2.72
M-05-02C	388.12	388.82	CMB3528	0.307	2.73
M-05-02C	391.32	392.36	CMB3532	0.078	2.77
M-05-02C	395.04	396.04	CMB3536	0.116	2.72
M-05-02C	398.79	399.12	CMB3889	0.001	2.97
M-05-02C	401.72	402.72	CMB3543	0.025	2.71
M-05-02C	405.51	406.51	CMB3547	0.267	2.72
M-05-02C	408.56	409.56	CMB3553	0.324	2.72
M-05-03	309.60	310.60	CMB2311	0.001	2.70
M-05-03	339.36	340.36	CMB2319	0.006	2.68
M-05-03	346.36	347.36	CMB2329	0.081	2.73
M-05-03	354.36	355.36	CMB2337	0.021	2.72
M-05-03	362.36	363.14	CMB2345	0.007	2.75
M-05-03	377.74	378.74	CMB3574	0.042	2.68
M-05-03	384.63	385.63	CMB3582	0.180	2.70
M-05-03	394.65	395.65	CMB3590	0.007	2.69
M-05-03	415.64	416.64	CMB3598	0.001	2.93
M-05-03	422.42	423.42	CMB3606	0.224	2.70
M-05-03	429.42	430.42	CMB3614	0.195	2.74
M-05-03	437.22	438.22	CMB3622	0.058	2.69
M-05-04	267.40	268.40	CMB3638	0.003	2.73
M-05-04	275.30	276.37	CMB3646	0.001	3.02
M-05-04	327.45	328.45	CMB3654	0.018	2.71
M-05-04	340.60	341.60	CMB3662	0.079	2.69
M-05-04	351.95	352.95	CMB3673	0.333	2.73
M-05-04	359.95	360.95	CMB3683	0.284	2.72
M-05-04	367.95	368.95	CMB3691	0.035	2.71
M-05-04	374.95	375.95	CMB3701	0.151	2.74
M-05-04	383.15	384.20	CMB3709	0.290	2.73
M-05-04	390.40	391.40	CMB3717	0.003	2.70
M-05-04	397.10	398.10	CMB3727	0.004	2.69
M-05-04	418.88	420.08	CMB3735	0.011	2.71
M-05-04	429.40	430.40	CMB3743	0.012	2.71
M-05-05	327.57	328.57	CMB3757	0.002	2.67
M-05-05	335.07	336.07	CMB3765	0.001	2.68
M-05-05	377.61	378.61	CMB3769	0.001	2.71
M-05-05	423.68	424.68	CMB3773	0.010	2.71
M-05-05	431.68	432.68	CMB3783	0.012	2.71
M-05-05	435.68	436.68	CMB3787	0.007	2.74
M-05-05	441.45	442.75	CMB3793	0.010	2.71
M-05-05	454.54	455.54	CMB3809	0.173	2.75
M-05-05	462.47	463.47	CMB3817	0.031	2.72
M-05-05	469.81	470.50	CMB3827	0.001	2.98
M-05-05	484.95	485.95	CMB3843	0.001	2.68
M-05-05	491.95	492.95	CMB3853	0.008	2.66
M-05-05	506.54	507.54	CMB3869	0.007	2.70
M-05-06	448.40	449.40	CMB3903	0.002	2.72
M-05-06	488.07	489.07	CMB3919	0.061	2.77
M-05-06	495.17	496.21	CMB3929	0.009	2.67
M-05-06	503.31	504.16	CMB3937	0.143	2.71
M-05-06	512.16	513.16	CMB3946	0.049	2.73

M-05-06	519.41	520.41	CMB3956	0.007	2.80
M-05-06	527.26	528.26	CMB3964	0.448	2.73
M-05-06	535.24	536.24	CMB3973	0.029	2.72
M-05-06	543.36	544.36	CMB3983	0.242	2.73
M-05-06	551.47	552.43	CMB3991	0.010	2.91
M-06-09	306.56	307.71	CMB5001	0.055	2.63
M-06-09	331.58	332.58	CMB5012	0.017	2.59
M-06-09	366.86	367.86	CMB5040	0.046	2.60
M-06-09	379.68	380.16	CMB5056	0.017	2.88
M-06-09	401.55	402.55	CMB5082	0.065	2.69
M-06-10	313.80	314.80	CMB8018	0.004	2.58
M-06-10	322.57	323.57	CMB8024	0.182	2.50
M-06-10	389.14	390.42	CMB8067	0.096	2.48
M-06-10	404.28	405.28	CMB8082	0.165	2.60
M-06-11	199.33	200.33	CMB8002	0.001	2.61
M-06-11	322.80	323.80	CMB8130	0.037	2.69
M-06-11	359.86	360.92	CMB8153	0.247	2.67
M-06-11	374.31	375.31	CMB8168	0.126	2.73
M-06-11	390.08	391.08	CMB8183	0.183	2.73
M-06-12	333.00	334.00	CMB5563	0.025	2.61
M-06-12	348.00	349.00	CMB5581	0.037	2.60
M-06-12	355.00	356.00	CMB5588	0.159	2.68
M-06-12	359.15	359.50	CMB5593	0.224	2.61
M-06-12	415.65	416.65	CMB5661	0.026	2.56
M-06-12	421.58	423.08	CMB5666	0.024	3.00
M-06-13	385.00	386.00	CMB8232	0.058	2.66
M-06-13	408.00	409.00	CMB8259	0.140	2.67
M-06-13	412.00	413.00	CMB8264	0.299	2.68
M-06-13	420.00	421.00	CMB8273	0.179	2.68
M-06-13	436.50	437.50	CMB8289	0.019	2.65
M-06-13	454.50	455.50	CMB8309	0.350	2.73
M-06-14	359.68	360.68	CMB5681	0.043	2.66
M-06-14	388.64	389.64	CMB5697	0.087	2.61
M-06-14	392.64	393.64	CMB5095	0.074	2.56
M-06-14	396.83	398.03	CMB5099	0.168	2.67
M-06-14	430.64	432.00	CMB5108	0.295	2.62
M-06-14	437.75	438.75	CMB5115	0.212	2.56
M-06-15	332.46	333.46	CMB8363	0.142	2.67
M-06-15	336.46	337.60	CMB8367	0.090	2.76
M-06-15	344.73	345.93	CMB8377	0.036	2.73
M-06-15	360.80	361.80	CMB8390	0.063	2.83
M-06-17	374.04	375.04	CMB5156	0.497	2.31
M-06-17	385.64	386.64	CMB5167	0.166	2.77
M-06-17	395.84	397.04	CMB5180	0.309	2.61
M-06-17	398.43	399.73	CMB5182	0.154	2.88
M-06-17	403.87	404.90	CMB5187	0.131	2.82
M-06-18	463.85	464.85	CMB5353	0.217	2.70
M-06-18	464.85	465.85	CMB5354	0.170	2.70
M-06-19	441.02	442.00	CMB5216	0.307	2.73
M-06-19	451.00	452.00	CMB5229	0.234	2.67
M-06-19	454.10	455.03	CMB5232	0.873	2.74
M-06-20A	378.63	379.63	CMB5239	0.132	2.67
M-06-20A	381.63	382.76	CMB5242	0.195	2.78
M-06-20A	391.63	392.63	CMB5255	0.074	2.66
M-06-21	495.30	496.30	CMB7113	0.114	2.62
M-06-21	499.30	500.30	CMB7117	0.195	2.72
M-06-21	507.50	508.50	CMB7128	0.148	2.71
M-06-21	511.50	512.50	CMB7132	0.106	2.66
M-06-21	518.50	519.66	CMB7139	0.046	2.76
M-06-24	400.13	401.13	CMB5404	0.132	2.78

M-06-24	403.13	404.13	CMB5407	0.290	2.69
M-06-24	408.32	409.32	CMB5413	0.359	2.81
M-06-24	410.32	411.70	CMB5415	0.360	2.70
M-06-24	419.07	420.07	CMB5422	0.062	2.83
M-06-24	430.97	431.97	CMB5437	0.217	2.75
M-06-25	733.43	734.43	CMB5716	0.131	2.79
M-06-25	736.43	737.43	CMB5719	0.315	2.82
M-06-25	739.43	740.57	CMB5722	0.184	2.84
M-06-25	743.73	744.73	CMB5729	0.325	2.79
M-06-25	748.14	749.34	CMB5734	0.225	2.78
M-06-25	761.73	762.76	CMB5747	0.153	2.74
M-06-25	771.76	772.83	CMB5454	0.103	2.78
M-06-27	524.80	525.81	CMB6555	0.009	2.72
M-06-27	534.30	535.30	CMB6565	0.028	2.70
M-06-27	544.15	544.63	CMB6575	0.297	2.73
M-06-27	548.77	549.77	CMB6585	0.321	2.81
M-06-27	576.99	578.00	CMB6620	0.004	2.71
M-06-27	581.00	582.00	CMB6624	0.002	2.73
M-06-28	568.83	569.83	CMB5469	0.107	2.68
M-06-28	570.83	571.83	CMB5471	0.084	2.92
M-06-28	575.59	576.59	CMB5478	0.188	2.82
M-06-28	577.59	578.59	CMB5480	0.340	2.75
M-06-28	588.09	589.09	CMB5490	0.247	2.77
M-06-28	591.96	592.96	CMB5495	0.113	2.80
M-06-29	888.43	889.43	CMB5517	0.097	2.72
M-06-29	897.11	898.11	CMB5526	0.023	2.63
M-06-33	667.17	668.17	CMB5875	0.148	2.81
M-06-33	668.17	668.92	CMB5876	0.221	2.78
M-06-35	659.30	660.30	CMB5903	0.113	2.71
M-06-35	662.30	663.30	CMB5906	0.152	2.70
M-06-35	664.30	665.30	CMB5908	0.096	2.61
M-06-35	667.50	668.80	CMB5911	0.099	2.65
M-06-36A	726.94	727.94	CMB5993	0.092	2.61
M-06-36A	727.94	728.94	CMB5994	0.127	2.58
M-06-36A	730.94	731.94	CMB5997	0.151	2.67
M-06-36A	732.94	733.97	CMB6052	0.145	2.83
M-06-37	582.00	583.00	CMB5955	0.379	2.66
M-06-37	584.00	585.40	CMB5957	0.257	2.73
M-06-37	587.55	588.55	CMB5962	0.099	2.76
M-06-37	589.55	590.55	CMB5964	0.385	2.66
M-06-37	602.70	604.25	CMB5979	0.146	2.80
M-06-37	607.75	608.75	CMB5983	0.119	2.72
M-06-37	615.65	616.65	CMB5991	0.171	2.68
M-06-39	623.18	624.18	CMB6062	0.341	2.56
M-06-39	627.07	628.07	CMB6066	0.201	2.56
M-06-39	632.62	633.62	CMB6071	0.314	2.66
M-06-39	634.62	635.41	CMB6076	0.668	2.75
M-06-39	639.67	640.67	CMB6082	0.059	2.76
M-06-39	643.67	644.67	CMB6086	0.137	2.74
M-06-39	648.14	649.14	CMB6090	0.257	2.86
M-06-39	655.14	656.14	CMB6097	0.090	2.73
M-06-40	616.28	617.51	CMB6129	0.009	2.65
M-06-40	618.51	619.51	CMB6131	0.105	2.68
M-06-40	620.51	621.51	CMB6133	0.235	2.71
M-06-40	623.51	624.51	CMB6136	0.222	2.64
M-06-40	625.51	626.71	CMB6138	0.144	2.70
M-06-44	723.48	724.48	CMB6327	0.144	2.67
M-06-44	725.48	727.00	CMB6329	0.217	2.66
M-06-44	730.13	731.13	CMB6333	0.190	2.66
M-06-44	733.76	734.76	CMB6336	0.166	2.69

M-06-44	749.15	750.15	CMB6348	0.131	2.42
M-06-44	755.04	756.04	CMB6356	0.297	2.70
M-06-44	760.04	761.04	CMB6361	0.394	2.64

JACQUES LAKE SG DETERMINATIONS

Hole ID	Depth-From (m)	Depth-To (m)	SG
JL-06-08	190.50	191.50	2.79
JL-06-08	310.00	311.00	2.77
JL-06-08	326.00	327.00	2.84
JL-06-08	334.00	334.59	2.99
JL-06-08	344.00	345.50	2.64
JL-06-09	238.50	240.00	2.94
JL-06-09	244.00	245.00	2.77
JL-06-09	265.50	266.50	2.73
JL-06-09	303.35	304.47	2.65
JL-06-09	311.00	312.00	2.82
JL-06-09	312.00	313.00	2.79
JL-06-11	290.00	291.50	2.86
JL-06-11	298.00	299.00	2.78
JL-06-11	309.00	310.00	2.85
JL-06-11	415.00	416.00	2.92
JL-06-11	427.26	428.26	2.96
JL-06-12	4.43	5.43	2.77
JL-06-12	5.43	6.43	2.85
JL-06-12	19.50	21.00	2.78
JL-06-12	56.00	57.00	2.93
JL-06-12	154.50	155.50	3.30
JL-06-12	157.50	159.00	2.72
JL-06-13	6.50	8.00	2.79
JL-06-13	8.00	9.00	2.82
JL-06-13	37.50	39.00	2.85
JL-06-13	88.50	89.54	3.02
JL-06-13	114.50	115.50	2.93
JL-06-13	121.26	122.25	2.91
JL-06-15	24.00	25.00	2.75
JL-06-15	30.00	31.00	2.70
JL-06-15	71.00	72.00	2.87
JL-06-15	80.27	81.00	2.79
JL-06-15	83.00	84.52	2.74
JL-06-15	118.00	119.00	2.79
JL-06-16	72.90	74.00	2.65
JL-06-16	75.00	76.50	2.74
JL-06-16	169.50	170.50	2.78
JL-06-16	170.50	172.00	2.77
JL-06-16	180.50	182.00	2.74
JL-06-17	90.00	91.50	2.92
JL-06-17	93.50	94.50	2.91
JL-06-17	94.50	95.76	2.80
JL-06-17	97.50	98.50	2.80

JL-06-17	99.50	100.50	2.82
JL-06-18	91.00	92.00	2.80
JL-06-18	99.50	100.50	2.79
JL-06-18	103.50	104.50	2.76
JL-06-18	111.50	112.50	2.83
JL-06-18	143.50	144.50	2.69
JL-06-18	216.50	217.50	2.77
JL-06-19	114.50	116.50	2.73
JL-06-19	121.00	122.00	2.73
JL-06-19	133.00	134.00	2.81
JL-06-19	140.00	141.00	2.75
JL-06-19	150.00	151.00	2.71
JL-06-19	188.19	189.50	2.81
JL-06-20	142.00	143.00	2.90
JL-06-20	146.00	147.00	2.77
JL-06-20	178.00	179.00	2.76
JL-06-20	187.50	188.50	2.72
JL-06-20	218.50	219.50	2.83
JL-06-20	257.00	258.00	2.91
JL-06-21	161.50	163.00	2.81
JL-06-21	317.00	318.00	2.87
JL-06-21	322.50	324.00	2.68
JL-06-21	338.77	339.86	2.98
JL-06-21	348.50	350.00	2.65
JL-06-22	59.50	61.00	2.87
JL-06-22	61.00	62.50	2.82
JL-06-22	94.90	96.00	2.92
JL-06-22	96.00	97.00	2.91
JL-06-22	200.00	201.00	2.88
JL-06-22	201.00	202.50	2.90
JL-06-23	68.66	70.54	3.04
JL-06-23	70.54	71.50	2.82
JL-06-23	77.50	78.50	2.95
JL-06-23	78.50	79.50	2.97
JL-06-23	103.34	104.50	2.87
JL-06-23	108.50	109.66	2.93
JL-06-23A	72.16	73.50	2.92
JL-06-23A	73.50	75.00	3.02
JL-06-23A	85.00	86.00	2.93
JL-06-23A	86.00	87.00	2.84
JL-06-23A	88.00	89.00	2.90
JL-06-24A	3.50	4.50	2.70
JL-06-24A	6.00	7.50	2.51
JL-06-24A	116.60	117.60	2.50
JL-06-24A	129.81	130.81	2.64
JL-06-24A	135.70	137.20	2.68
JL-06-24A	268.23	269.73	2.86
JL-06-25	15.00	15.40	2.91
JL-06-25	21.40	22.45	2.86
JL-06-25	251.00	252.66	2.65
JL-06-25	255.00	256.00	2.77

JL-06-25	261.00	262.00	2.67
JL-06-25	372.00	373.00	2.85
JL-06-26	173.00	174.00	2.92
JL-06-26	182.00	183.00	2.96
JL-06-26	202.70	203.70	2.83
JL-06-26	207.70	208.70	2.92
JL-06-26	268.00	269.00	2.81
JL-06-26	283.56	284.56	2.95
JL-06-27	32.32	33.32	2.64
JL-06-27	84.50	85.50	2.56
JL-06-27	197.33	198.33	2.93
JL-06-27	234.83	235.83	2.71
JL-06-27	241.09	242.09	2.76
JL-06-27	242.09	243.09	2.89
JL-06-28	81.50	82.50	2.65
JL-06-28	96.00	96.94	2.77
JL-06-28	108.00	109.00	2.73
JL-06-28	125.00	126.00	2.81
JL-06-28	139.00	140.00	2.74
JL-06-28	224.00	225.00	2.94
JL-06-29	212.00	213.50	2.94
JL-06-29	213.50	215.00	2.73
JL-06-29	218.50	219.50	2.88
JL-06-29	219.50	221.00	2.90
JL-06-29	222.50	224.00	2.89
JL-06-29	224.00	225.50	2.87
JL-06-30	115.50	116.50	2.70
JL-06-30	134.00	135.00	2.80
JL-06-30	138.00	139.00	2.81
JL-06-30	151.00	152.00	2.83
JL-06-30	162.44	163.50	2.71
JL-06-30	221.00	222.00	2.74
JL-06-31	64.66	65.75	2.97
JL-06-31	65.75	66.50	2.86
JL-06-31	166.50	167.50	2.97
JL-06-31	194.00	195.50	2.81
JL-06-31	230.00	231.50	2.83
JL-06-31	231.50	233.00	2.76
JL-06-32	40.00	41.00	2.81
JL-06-32	44.00	45.00	2.86
JL-06-32	61.50	62.50	2.79
JL-06-32	113.00	114.00	2.85
JL-06-32	164.00	165.00	2.82
JL-06-32	203.50	204.50	2.84
JL-06-33	19.00	20.00	2.91
JL-06-33	20.00	21.50	2.86
JL-06-33	45.07	46.50	2.80
JL-06-33	46.50	47.64	2.80
JL-06-33	80.50	82.00	2.84
JL-06-33	194.50	196.00	2.91
JL-06-34	41.50	42.50	2.84

JL-06-34	52.50	53.50	2.76
JL-06-34	122.59	124.00	2.73
JL-06-34	159.03	160.00	2.75
JL-06-34	175.74	177.00	2.78
JL-06-34	300.78	302.00	2.79
JL-06-35	41.50	43.00	2.82
JL-06-35	55.00	56.21	2.88
JL-06-35	68.50	69.50	2.85
JL-06-35	69.50	70.50	2.86
JL-06-35	285.00	286.50	2.69
JL-06-35	286.50	288.00	2.75
JL-06-36A	120.50	122.00	2.79
JL-06-36A	122.00	123.50	2.72
JL-06-36A	128.00	129.50	2.87
JL-06-36A	153.50	155.00	2.65
JL-06-36A	159.50	161.00	2.65
JL-06-36A	161.00	162.50	2.64
JL-06-37	70.00	71.50	2.85
JL-06-37	71.50	73.00	2.83
JL-06-37	73.00	74.00	2.88
JL-06-37	176.81	178.00	2.82
JL-06-37	274.00	275.00	2.60
JL-06-37	275.00	276.50	2.63
JL-06-38	135.50	137.00	2.88
JL-06-38	137.00	138.50	2.79
JL-06-39	131.90	133.27	2.72
JL-06-39	136.27	137.27	2.77
JL-06-39	138.27	139.77	2.86
JL-06-40	141.50	143.00	2.79
JL-06-40	147.50	149.00	2.93
JL-06-45	277.00	278.50	2.81
JL-06-45	278.50	280.10	2.63
JL-06-45	351.20	352.00	2.81
JL-06-45	352.00	353.20	2.83

Appendix II Certificate of Co-Author – G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th day of February, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P. Eng., MASc.

PROFESSIONAL
PROVINCE OF
G. H. GIROUX
BRITISH COLUMBIA
ENGINEER

Appendix II Certificate of Co-Author – G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th day of February, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P. Eng., MASc.

PROFESSIONAL
PROVINCE OF
G. H. GIROUX
BRITISH COLUMBIA
ENGINEER

Appendix I Certificate of Co-Author – I. R. Cunningham-Dunlop

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

- I am currently Vice President – Exploration for Aurora Energy Resources Inc. of Suite 1650, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

- I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen's University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

- I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

- I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:
  - Supervision of mineral exploration programs on properties in Canada, Argentina, and Turkey
  - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property between January and August 2006.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the preparation of all Sections of the report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" relating to the CMB Uranium Property with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Gary Giroux. I have worked on the property in a technical capacity since January 1st, 2006 and have personally supervised the 2006 Exploration Program.

- As of February 19, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the short form prospectus being filed and it fairly and accurately represents the information in the Technical Report that supports the short form prospectus.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

- I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of a stock option agreement.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of February, 2007 in Vancouver, B.C., Canada

Ian R. Cunningham-Dunlop, P.Eng.
Vice President—Exploration
Aurora Energy Resources Inc.

Appendix I Certificate of Co-Author – I. R. Cunningham-Dunlop

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

- I am currently Vice President – Exploration for Aurora Energy Resources Inc. of Suite 1650, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

- I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen's University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

- I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

- I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:
  - Supervision of mineral exploration programs on properties in Canada, Argentina, and Turkey
  - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property between January and August 2006.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the preparation of all Sections of the report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" relating to the CMB Uranium Property with the exception of the portion of Section 19.0 pertaining to the Mineral Resource estimated by Gary Giroux. I have worked on the property in a technical capacity since January 1st, 2006 and have personally supervised the 2006 Exploration Program.

- As of February 19, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the short form prospectus being filed and it fairly and accurately represents the information in the Technical Report that supports the short form prospectus.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

- I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of a stock option agreement.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of February, 2007 in Vancouver, B.C., Canada

Ian R. Cunningham-Dunlop, P.Eng.
Vice President – Exploration
Aurora Energy Resources Inc.

FORM 43-101F1
TECHNICAL REPORT

AN UPDATE ON THE EXPLORATION ACTIVITIES OF AURORA ENERGY RESOURCES INC. ON THE CMB URANIUM PROPERTY, LABRADOR, CANADA, DURING THE PERIOD JANUARY 1, 2007 TO DECEMBER 31, 2007,

PART II - CMB MINERAL RESOURCES

Located on NTS Sheets:
13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09

Submitted on April 7th, 2008
In fulfillment of reporting requirements under NI 43-101

Prepared by:

Ian Cunningham-Dunlop, P. Eng.
Christopher Lee, P. Geo.

Prepared for:
Aurora Energy Resources Inc.
Suite 1650, 1055 West Hastings Street,
Vancouver, BC, V6E 2E9

2.0 TABLE OF CONTENTS

Figures Listing:

Tables Listing:

Listing of Appendices:

Listing of Charts:

3.0 SUMMARY

This technical report on the CMB Uranium Property of Aurora Energy Resources Inc. dated April 7th, 2008, is a final summary of the 2007 drilling program and provides an update of the information collected since the filing of the previous technical report dated November 20th, 2007 (Dr. D.H.C. Wilton, Gary Giroux P. Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O'Dea, P. Geo.,2007) up to and including December 31st, 2007, with particular emphasis on the updated mineral resources on the CMB Uranium Property. This update has been prepared to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, at the request of management of Aurora Energy Resources Inc.

The CMB Uranium Property of Aurora Energy Resources Inc. is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies 180 km to the south-southwest.

The property consists of 81,200 hectares comprising 3,248 mineral claims in 28 licenses and is 100% owned by Aurora Energy Resources Inc. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including six significant uranium deposits (Michelin, Jacques Lake, Rainbow, Gear, Inda and Nash). The uranium mineralization is typically hosted within: a) strongly foliated, pelitic metasedimentary rocks of the Post Hill Group; or b) fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

As a follow-up to encouraging exploration results during the period 2003-2006, a **$21.25 million (Can) budget** was proposed by Aurora Energy Resources Inc. for a two-phase program of work in 2007.

The **2007 Phase I Work Program** was completed in Q1-2007 and included: a) the development of a new 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; b) the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; c) continued environmental and sociological

investigations; and d) the initiation of conceptual engineering studies. The budget for the **2007 Phase I Work Program** totaled **$0.5 million (Can).**

Based on positive results from the **2007 Phase I Work Program**, the follow-up **2007 Phase II Work Program** was undertaken over Q2/3/4-2007. Included in this work were: a) a proposed 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River Trend (including Burnt Brook and Gayle targets), Melody Hill, and Inda Lake Trend target areas (including Gear, Inda and Nash targets) to define and expand the known resources at Michelin and Jacques Lake, and to also develop new resources within the other targets areas; b) a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and c) an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the 2007 Phase II Work Program was **$20.75 million (Can).**

The **2007 Phase II Work Program** commenced with diamond drilling on April 16th, 2007 and was completed on November 27th, 2007. **141 drill holes** totaling **49,793 metres** were completed on the Michelin Main, Jacques Lake, Melody Hill, Aurora Corridor, Burnt Brook, Gayle, Gear, Inda, and Nash targets. Results were very positive with continued intersections down-plunge from the inferred resource block at the Michelin Uranium Deposit, and also along strike and at depth at the Jacques Lake Deposit. Results from the Inda Lake Trend (Gear, Inda, and Nash Deposits) were also encouraging with mineralization being extended at all three target areas. Drilling at regional targets such as Aurora Corridor, Burnt Brook and Gayle was successful in intersecting new mineralization in the vicinity of known surface mineralization.

Utilizing the new drill results from 2007, an updated 43-101 compliant resource estimate for the Michelin and Jacques Lake Deposit was completed in February, 2008. Concurrently with the updated resource estimate, an initial resource estimate was developed for the Gear, Inda, Nash, and Rainbow deposits. The resource modeling was carried out with both an Open Pit and Underground component. The resource estimates were provided by Christopher Lee, P. Geo., Chief Geoscientist, Aurora Energy Resources Inc., and consist of:

- **a total Measured and Indicated Mineral Resource of 40.30 million tonnes at an average grade of 0.09% U_3O_8 (approximately 83.9 million pounds of U_3O_8);** and
- **a total Inferred Mineral Resource of 23.93 million tonnes at an average grade of 0.085% U_3O_8 (approximately 49.78 million pounds of U_3O_8).**

A detailed description of the estimation and classification methodology is described in the body of this report in **Section 19.0** and a breakdown of the classified mineral resources is detailed in **Table 3.1** on the following page.

Table 3.1: 2007 CMB Resource Summary

		Underground*			Open Pit*			Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	
	MEASURED & INDICATED	**17,459,000**	**0.12**	**47,892,000**	**12,941,000**	**0.07**	**19,542,000**	**67,434,000**
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000	
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000	
	MEASURED & INDICATED	**3,772,000**	**0.08**	**6,663,000**	**2,310,000**	**0.07**	**3,748,000**	**10,411,000**
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000
TOTAL	**MEASURED & INDICATED**	**21,231,000**	**0.12**	**54,555,000**	**19,076,000**	**0.07**	**29,355,000**	**83,910,000**
MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000
TOTAL	**INFERRED**	**15,355,000**	**0.11**	**38,243,000**	**8,570,000**	**0.06**	**11,536,000**	**49,779,000**

** Aurora's CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U_3O_8) and open pit (0.03% U_3O_8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.*

Results from the 2007 Phase I and II exploration programs on the CMB Uranium Property are considered to be very encouraging and hold great promise for the future ongoing expansion of uranium resources on the Property. Continued aggressive exploration of this emerging belt is therefore recommended for a **Phase III Exploration Program** which would include:

- the completion of the remaining **20,000 metres of drilling** from the 2007 Phase II Work Program with focus on the infill drilling in the two main resource areas at Michelin and Jacques Lake Deposits **during Q1-2008;** and
- **90,000 metres of drilling in Q2/3/4-2008 and Q1/2/3/4-2009** with a portion focused on expanding the existing resources at Michelin and Jacques Lake, both of which remain incompletely tested, and another substantial portion dedicated to further delineation and testing of additional deposits and prospects on the Property.

The recommended budget for the **Phase III Exploration Program** is **$44,000,000 (Can)**, which includes $8,000,000 to complete the remaining 20,000 metres of drilling recommended in the Phase II Work Program, $20,000,000 (Can) for 50,000 metres of drilling in Q2/3/4-2008, and $16,000,000 (Can) for 40,000 metres of drilling in Q1/2/3/4-2009.

Pending successful completion and positive results from the Phase II component of the exploration program, it is further recommended that Aurora intensify their ongoing engineering and development investigations in 2008. The recommended budget for the **Phase III Engineering and Development Studies** amounts to **$13,585,000 (Can)**, and includes a component for completion of ongoing engineering studies ($2,155,000 (Can)) that is not contingent upon results of the Phase II Work Program, and a component for new engineering studies ($11,430,000 (Can)).

4.0 INTRODUCTION AND TERMS OF REFERENCE

This technical report (the **"Technical Report"**) on the CMB Uranium Property of Aurora Energy Resources Inc. (the **"Corporation"**), dated April 7th, 2008 provides an update to the previous technical report, filed on November 20th, 2007 (Dr. D.H.C. Wilton, Gary Giroux P. Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O'Dea, P. Geo., 2007), and includes all drilling information received from the 2007 drilling program, completed on November 27th, 2007. The summary has been prepared to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, at the request of management.

The Technical Report includes all information contained in the pre-existing technical report prepared by independent consultants to the Corporation, Dr. D.H.C. Wilton, P. Geo. and Mr. G.H. Giroux, P. Eng. (Wilton and Giroux, 2007), with the exception of Section 19, which has been replaced in its entirety in this update. This Technical Report also includes previously updated information on the Corporation's ongoing drilling activities, during the period January 1st to October 31st, 2007, prepared by Mr. Ian Cunningham-Dunlop, P. Eng. Mr. Cunningham-Dunlop, P. Eng., Mr. Christopher Lee, P.Geo, Dr. Mark O'Dea, P.Geo., and Mr. Jim Lincoln, P.Geo., who all collaborated on the recommendations set forth in Section 22.0 of the report, and are all qualified persons currently employed by the Corporation, but not independent of the Corporation.

Mr. Cunningham-Dunlop has been intimately involved with all of the Corporation's drill programs on the Property since 2005 including multiple site visits during 2007 Work Program. Mr. Lee has been actively involved in reviewing the results of the 2007 Work Program, traveled to site and inspected the core from the 2007 drilling during the period of July through November, 2007, and personally estimated the updated and new mineral resources for the CMB Uranium Property.

The CMB Uranium Property is held 100% by Aurora Energy Resources Inc., a publicly traded company on the Toronto Stock Exchange (Symbol – AXU). Considerable data on the CMB Uranium Property is available in Aurora's files in Vancouver and as readily available public documents. The public sources of relevant references are listed in Section 23.0 to this report.

The uranium concentrations for work performed by Aurora are reported as $\%U_3O_8$ unless otherwise indicated. Currency is reported in Canadian dollars unless otherwise noted. All map co-ordinates are given as metres in UTM projection NAD 27 (Zone 20 and 21) for Melody Hill, or NAD 83 (Zone 21) for all other project areas.

5.0 RELIANCE ON OTHER EXPERTS

Some of the information presented within this report is based on the historical exploration records of Brinex (*e.g.*, Morrison, 1956; McClintock, 1978a and b; and Brinex Ltd., 1979) and others written twenty-five to fifty years ago. Although these records are an invaluable practical resource for current exploration, some geological interpretations of some prospects may not reflect best practice as viewed at the present time.

All resource estimates of this period are referred to in this (and previous reports) as historical estimates regardless of the quality of these estimates.

6.0 PROPERTY DESCRIPTION AND LOCATION

The CMB Uranium Property is located east of Kaipokok Bay on the north-east coast of Labrador, Canada **(Figure 6.1)**. The nearest community is the town of Postville located approximately four km west of the project boundary. The community of Happy Valley-Goose Bay lies 180 km south-southwest of Postville. The project straddles two UTM zones (Zone 20, 21) and seven NTS map sheets (13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09). The northern and southern limits of the project area are 6094000mN (Zone 21) and 6048500mN (Zone 21), respectively, and the western and eastern limits of the project area are 681000mE (Zone 20) and 345000mE (Zone 21), respectively. Most of the licenses are contiguous and are located 5 to 40 km south of Postville, though some licenses which make up the Croteau and Storm properties are located further west in the Central Mineral Belt and the interior of Labrador.

The CMB Uranium Property consists of 28 map staked licenses registered in the name of Aurora Energy Resources Inc. (TSX-AXU) totaling 3,248 units or 81,200 ha **(Figure 6.2 and Table 6.1)** . The licenses were originally subject to a letter of agreement dated February 5th, 2003, between Fronteer Development Group Inc. (TSX-FRG) of Vancouver, Canada and Altius Resources Inc. (TSX-ALS) regarding an Area of Interest made up of eighteen 1:50,000 scale NTS map sheets. This agreement formed the basis for a 50:50 strategic alliance between Fronteer and Altius Resources Inc. of St. John's, Newfoundland to explore for iron oxide-copper-gold mineralization in the Central Mineral Belt of Labrador. A further agreement was signed on June 3rd, 2005 allowing for the formation of a jointly owned private company called Aurora Energy Inc. to hold the assets of the CMB Uranium Property. The name of Aurora Energy Inc. was subsequently changed to Aurora Energy Resources Inc. during an initial IPO on the Toronto Stock Exchange on March 22nd, 2006. Information on the individual mineral licenses can be found at www.nr.gov.nl.ca/mines&en/mqrights/mineralrights.

The property is flanked to the north and west by the Exempt Mineral Lands (**"EML"**). These are areas exempted from staking to protect local interests during final negotiation of the Labrador Inuit Association land claim. The Labrador Inuit Land Claims Agreement was ratified by parliament in May, 2005. The Treaty was formally signed December 1st, 2005. The treaty outlines the process in which EML lands will be designated. Within 6 months of the effective date of enactment (December 1st, 2005), all EML on the Labrador Inuit Settlement Area (**"LISA"**) must be extinguished. However, all EML on Labrador Inuit Land (**"LIL"**) will remain until a Land Use Plan is completed by the new Nunatsiavut government. The Nunatsiavut government is now in the process of developing mineral and land use polices from which the Land Use Plan will be developed. This process may take up to a maximum of three years but may be addressed sooner by the Nunatsiavut government.

The distinction between LISA and LIL lands is outlined in **Figure 6.2** with Melody, Otter Lake and 50% of Jacques Lake falling in LISA while Michelin, Rainbow, Inda Lake, Aurora River, White Bear and 50% of Jacques Lake falling in LIL.

Table 6.1: CMB Uranium Property - Mineral Tenure

No	Claim/Lic Name	Claim/Lic #	# Units	# Acres	# Hectares	NTS Sheet	Recording Date	Anniversary Date	Year	Report Due
1	Post Hill	09411M	128	7,907	3,200	13J/13E	27/03/2003	27/03/2008	5	26/05/2008
2	Michelin	09412M	190	11,738	4,750	13J/12W 13K/09E	27/03/2003	27/03/2017	5	26/05/2008
3	Burnt/Emben	09413M	42	2,595	1,050	13J/12E	27/03/2003	27/03/2017	5	26/05/2008
4	Burnt/Emben	09414M	63	3,892	1,575	13J/12E	27/03/2003	27/03/2016	5	26/05/2008
5	Croteau	09415M	40	2,471	1,000	13K/06	27/03/2003	27/03/2008	5	26/05/2008
6	Michelin North	09482M	145	8,958	3,625	13J/12W 13K/09E	28/04/2003	28/04/2012	5	27/06/2008
7	Post Hill Northwest	09719M	32	1,977	800	13J/13E	24/10/2003	24/10/2008	5	23/12/2008
8	Post Hill West	09720M	60	3,707	1,500	13J/13E 13J/13W	24/10/2003	24/10/2008	5	23/12/2008
9	East Micmac Lake	09721M	36	2,224	900	13J/12W 13J/13W	24/10/2003	24/10/2008	5	23/12/2008
10	Michelin Northeast	09722M	100	6,178	2,500	13J/12W	24/10/2003	24/10/2008	5	23/12/2008
11	Michelin Northwest	09723M	42	2,595	1,050	13K/09E	24/10/2003	24/10/2008	5	23/12/2008
12	Walker Lake	10022M	190	11,738	4,750	13K/09E	02/04/2004	02/04/2008	4	02/06/2008
13	West Micmac Lake 1	10046M	181	11,182	4,525	13K/09E 13J/12W	12/04/2004	12/04/2009	4	11/06/2008
14	West Micmac Lake 2	10047M	120	7,413	3,000	13J/12W	12/04/2004	12/04/2009	4	11/06/2008
15	West Micmac Lake 3	10048M	137	8,463	3,425	13J/12W	12/04/2004	12/04/2008	4	11/06/2008
16	West Micmac Lake 4	10049M	166	10,255	4,150	13J/12E 13J/12W	12/04/2004	12/04/2008	4	11/06/2008
17	Makkovik River 1	10050M	147	9,081	3,675	13J/12E	12/04/2004	12/04/2010	4	11/06/2008
18	Makkovik River 2	10051M	220	13,591	5,500	13J/13E 13J/12E	12/04/2004	12/04/2017	4	11/06/2008
19	Makkovik River 3	10052M	127	7,846	3,175	13J/11W 13J/12E	12/04/2004	12/04/2008	4	11/06/2008
20	Makkovik River 4	10053M	111	6,857	2,775	13J/13E 13J/12E	12/04/2004	12/04/2008	4	11/06/2008
21	Makkovik River 5	10054M	170	10,502	4,250	13J/13E	12/04/2004	12/04/2008	4	11/06/2008
22	Makkovik River 6	10055M	136	8,402	3,400	13J/13E 13J/14W	12/04/2004	12/04/2008	4	11/06/2008
23	Makkovik River 7	10056M	126	7,784	3,150	13J/13E	12/04/2004	12/04/2008	4	11/06/2008
24	Kaipokok Bay	10059M	54	3,336	1,350	13J/13E 13J/13W	12/04/2004	12/04/2008	4	11/06/2008
25	Aurora Lake	10343M	175	10,811	4,375	13J/12E 13J/12W	29/10/2004	29/10/2014	4	29/12/2008
26	Melody Hill	10344M	120	7,413	3,000	13J/12W 13K/09E	29/10/2004	29/10/2008	4	29/12/2008
27	Storm	10726M	16	988	400	13K/03	27/03/2003	27/03/2008	5	26/05/2008
28	(New grouped Lic)	14457M	174	10,749	4,350	13J/13E	27/03/2003	27/03/2010	5	26/05/2008
28			**3,248**	**200,653**	**81,200**					

Figure 6.1: Location Map – CMB Uranium Property


Newfoundland
& Labrador
Legend
Trans Canada Highway
Major Highway
Ferry Route
QUÉBEC
Postville
CMB Project Area
Happy Valley - Goose Bay
Port Hope Simpson
Red Bay
St. Anthony
Rocky Harbour
Deer Lake
Corner Brook
Grand Falls-Windsor
Gander
Bonavista
Clarenville
St. John's
Channel-Port aux Basques
Trepassey
QUÉBEC
Aurora Energy Inc.
Location Map
CMB Project
Labrador
Figure 1

Figure 6.2: Mineral Tenure Map – CMB Uranium Property

(Map coordinates are NAD 83, Zone 21)



Labrador Inuit Lands
Labrador Inuit Settlement Areas
Postville
Nash
Inda
Gear
Gayle
Jacques Lake
Kathi
Burnt Brook
Aurora River
White Bear
Otter Lake
Melody Hill
Michelin Main
Rainbow
009719M
014457M
009720M
009411M
010056M
010059M
010054M
010055M
010053M
010052M
009721M
010344M
009722M
010343M
009482M
010048M
010051M
010050M
010022M
009723M
010049M
009413M
009414M
009412M
010047M
010046M
300,000 mE
310,000 mE
320,000 mE
330,000 mE
340,000 mE
350,000 mE
6,090,000 mN
6,080,000 mN
6,070,000 mN
6,060,000 mN
6,050,000 mN
N
E
S
W
Scale 1:250,000

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the project area is best gained via the town of Postville which hosts sufficient amenities necessary to support field personnel, including a permanent fixed-wing gravel airstrip. Passenger service flights based in Happy Valley-Goose Bay offered by Air Labrador and Innu Mikun Airlines operate daily to communities along the coast. A coastal supply-ferry boat service owned by Woodwards, Happy Valley-Goose Bay, operates bi-weekly during ice-free periods (June to October) up and down the coast as far north as Nain to as far south as Lewisporte, Newfoundland. Helicopter support to ferry personnel and field gear from Postville to the field area is the preferred mode of transport. Float plane and boat access may also be suitable for certain properties where camps have been established to support major drilling programs. Various snow machines provide for efficient travel during winter. Foot traversing is best suited to access the interior of the project area.

The climate of Labrador is more Arctic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold lasting almost eight months with normal daytime temperatures for January between -10 and -15 °C and annual snowfalls to 400 mm annually. The summer season is brief and cool along the coast with July average temperatures between 8 to 10 °C (with rare hot spells bringing temperatures up to 35 °C) and average precipitation ranging to 200 mm.

Local infrastructure is limited to facilities in the coastal communities of Postville and Makkovik which include commercial airline service from Happy Valley-Goose Bay and commercial ferry service from Lewisporte, Newfoundland, and Happy Valley-Goose Bay, Labrador. Postville is a clean and progressive village with rental space suitable for the establishment of an exploration base. Prudent exploration practice in coastal Labrador includes the use of service contractors who have established partnerships with the Nunatsiavut Government. Based on experiences with the development of the Voisey's Bay project, the people of Labrador have acquired a good understanding of the exploration business.

The CMB Property is located in a rugged wilderness area of generally moderate gently rolling relief ranging to about 700 m above sea level (a.s.l.). Locally abundant outcrop, numerous lakes, and sparse coniferous forest cover consisting of black spruce, balsam fir and tamarack are most typical of this part of the north-eastern Canadian Shield. A large portion of the project area, immediately east of Kaipokok Bay, was devastated by a forest fire in 1966 and experienced little re-vegetation. Bedrock is exposed as north-easterly trending ridges with intervening marsh. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages. Most terrain is covered by sheets of glacial boulders. Extensive areas of burned forest show up as pink colored areas on Landsat images.

8.0 HISTORY

British Newfoundland Exploration Limited (Brinex), a subsidiary of British Newfoundland Corporation Limited (Brinco), was granted an exploration lease in the Makkovik-Kaipokok Bay area in 1955 following the discovery of encouraging signs of copper, molybdenum and uranium mineralization by prospectors. The first significant uranium showing was discovered by Walter Kitts in 1956. A program of drilling and underground development by means of adit was started on the Kitts deposit in 1957. The project was suspended in 1958, however, as the development was too late to qualify for supply contracts with the Atomic Energy Commission of Canada.

No further exploration was carried out until 1966 when Brinex and Metallgesellschaft A.G. made a joint venture agreement on part A of the lease area containing the Kitts deposit. Metallgesellschaft A.G. subsequently transferred its interest to Urangesellshaft Canada Limited. Exploration under this agreement resulted in the discovery of the Michelin deposit by prospector Leslie Michelin in 1968 as well as the Gear, Inda and Nash prospects between 1968 and 1969. All of these resulted from ground follow-up of radioactivity detected by airborne gamma-ray spectrometer surveys flown by Barringer Research in 1967.

Additional joint venture agreements were made with Urangesellshaft Canada Limited to include part B of a Statutory Agreement obtained by Brinex in 1970. In addition to property scale exploration of the Kitts and Michelin deposits, extensive exploration of other radiometric anomalies was carried out during the 1970's.

Brinex completed a plan to develop the Michelin and Kitts uranium deposits as a combined mining operation but the project was compromised by the collapse in the price of uranium in the early 1980's. Brinex ceded the rights to area B in 1980 and to area A in 1985. Remediation of the Kitts and Michelin mine sites was subsequently completed by the Provincial Government in 1992.

The ground remained open for the next ten years until the formation of the Fronteer-Altius Alliance (the "Alliance") in 2003 and the re-evaluation of the district for Cu-Au-U targets. The Alliance acquired eight mineral licenses in the spring of 2003 followed by six in the fall of 2003, 14 in the spring of 2004, and the remaining two in the fall of 2004.

A summary of the work carried out by the Alliance in 2003 and 2004 and by its successor, Aurora Energy Resources Inc., in 2005 and 2006 will be discussed under **Section 12.0.**

9.0 GEOLOGICAL SETTING

9.1 REGIONAL GEOLOGY

The Central Mineral Belt (CMB) refers to an area of Archean to Mesoproterozoic crust which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield. The CMB contains portions of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province **(Figure 9.1)**. The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various ages and adjacent Archean rocks. These rocks record to varying degree events associated with Makkovikian (~ 1.8 Ga), Labradorian (~ 1.6 Ga) and Grenvillian (~ 0.1 Ga) deformation. Mineral tenure of present interest is located within the Aillik Domain of the Makkovik Province (Ryan, 1984). The Makkovikian orogen is correlated with Ketilidian, Penokean and Svecofennian orogens which formed part of a Paleoproterozoic active margin along the southern margin of Laurentia-Baltica, the so-called North Atlantic Craton (Gower *et al.*, 1990).

The constituent Proterozoic sequences of the belt range in age from *ca.* 1.22 to 2.2 Ga, and in decreasing age are the Post Hill (*ca.* 2.2 Ga), Moran Lake (*ca.* 2.0 Ga), Aillik (*ca.* 1.8-1.86 Ga), Bruce River (*ca.* 1.65 Ga), Letitia Lake (*ca.* 1.33 Ga) and Seal Lake (*ca.* 1.22-1.25 Ga) groups. The granitoids are broadly grouped into the Junior Lake Granodiorite (*ca.* 1.9 Ga), Makkovikian (*ca.* 1.8 Ga) and Trans-Labrador Batholith (*ca.* 1.65 Ga) suites (after Kerr, 1994). Sills of the *ca.* 1.43 Ga Michael Gabbro (Emslie *et al.*, 1997) intrude southeastern portions of the belt near the Grenville Front.

9.2 DISTRICT GEOLOGY

The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin (Culshaw *et al.* 2000 and Ketchum *et al.* 2002).

The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill (2178-2013 Ma) and Aillik (1860-1810 Ma) groups, as well as extensive granitoid terrain comprised of several intrusive suites including 1815-1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740-1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith **(Figures 9.2 and 9.3)**. Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill and Aillik groups have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga (Ryan, 1984; Gower *et al.* 1990; Wilton, 1996; Culshaw *et al.* 2002). The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic

contact between lithologies of the Post Hill Group to the north-west and the Aillik Group to the south-east.

The Post Hill Group is an approximately 2700 m thick sequence of metamorphosed siliceous clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group (Ketchum *et al.* 2002).

The Aillik Group is made up of a 5000 m thick succession of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusives and diabase dykes (Bailey, 1979). A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic section have been recognised. Deposition in back-arc basin and in shallow marine to subaerial environments has been inferred for the Aillik Group (Ketchum *et al.*, 2002). The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences (Wilton, 1996). Within the project area, rocks of the Aillik Group are commonly represented by laminated magnetite-feldspar-quartz-bearing metavolcanic lithologies.

Figure 9.1: Regional Geology Map - CMB Project

(Map from http://www.geosurv.gov.nf..ca/ecsoot/geology.gif)



COVER AND POSTOROGENIC SEQUENCES
Mesozoic - Tertiary
Neoproterozoic - Paleozoic
Neoproterozoic Lake Melville rift system
Mesoproterozoic cover rocks
Mesoproterozoic anorthosite - granite suites
TECTONIC PROVINCES and age of crust
Grenville Province (2700 - 950 Ma)
Makkovik Province (2800 - 1800 Ma)
Southeastern Churchill Province (2780 - 1740 Ma)
Superior Province (2700 - 2650 Ma)
Nain Province (3800 - 2500 Ma)
Offshore basement well core
Shear zone
Thrust
Ungava Bay
Continental shelf
SAGLEK BLOCK
NAIN PROVINCE
SOUTHEASTERN CHURCHILL PROVINCE
CORE ZONE
NEW QUEBEC OROGEN
HOPEDALE BLOCK
NPS
MLIC
MB
HLP
MAKKOVIK PROVINCE
CHD
CMB Project Area
SUPERIOR PROVINCE
GBT
THRUST
EXTERIOR
BELT
LMRS
WLT
CFT
MMT
HRT
GRENVILLE PROVINCE
LJT
GT
MLT
PT
INTERIOR MAGMATIC BELT
APPALACHIAN OROGEN
Aurora Energy Inc.
Regional Geology Map
CMB Project
Labrador
Figure 3
SZ = Schefferville zone; HZ = Howse zone; DT = Doublet terrane; LT = Laporte terrane; LLC = Lac Lomier complex; TD = Tasiuyak domain; BD Burwell domaine; FPD = Four Peaks domain; KD = Kaipokok domain; AD = Aillik domain; CHD = Cape Harrison domain; GBT = Groswater Bay terrane; LMT = xxxxxx; HRT = Hawke River terrane; MMT = Mealy Mountains terrane; WLT = Wilson Lake terrane; CFT = Churchill Falls terrane; MLT = Molson Lake terrane; LJT = Lac Joseph terrane; GT = Gagnon terrane; PT = Pinware terrane' LMRS = Lake Melville rift system; SLG = Seal Lake group; NPS = Nain Plutonic Suite; MB = Mistastin batholith; HLP = Harp Lake pluton; MP = Michikamau pluton; MLIC = Mistastin Lake impact crater

Figure 9.2: District Geology Map - CMB Project

(after Gower *et al*, 1982, and Ryan, 1984)



6,090,000 mN
6,080,000 mN
6,070,000 mN
6,060,000 mN
6,050,000 mN
300,000 mE
310,000 mE
320,000 mE
330,000 mE
350,000 mE
N
W
E
Postville
Gear
Inda
Nash
Gayle
Jacques Lake
Kathi
Burnt Brook
Melody Hill
Aurora River
White Bear
Otter Lake
Michelin Main
Rainbow
Scale 1:250,000

Figure 9.3: Table of Formations

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



Aillik Group
- Confident
- Probable
- Uncertain
Post Hill Group
- Confident
- Uncertain
Undifferentiated Paleoproterozoic Cover
- Uncertain
Archean
- Migmatites (Nain Craton?)
- Undifferentiated Granitoids/Metaseds
Granitoids
- Undifferentiated Low Mag Intensity/Relief
- Undifferentiated High Mag Intensity/Relief
- Syn-kinematic Intrusives?
- Deformed in solid state (Ketchum et al. 2002)
- Post-kinematic Mafic Dykes and Sills(?)
- Magnetic Form Lines (represent shear zone fabrics and deformed bedding)
- Discrete Breaks in Magnetic Form Lines (represent faults and localised ductile strain?)



Legend
Symbols
Mineral Occurrences

10.0 DEPOSIT TYPES

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as syngenetic by early workers and that within the Aillik Group has been called volcanic-hosted, stratabound and possibly syngenetic in origin (Gower *et al.*, 1982; Gandhi, 1986). Pb-Pb ages in the range 1895 to 1697 Ma for uranium mineralization in the Post Hill Group (2178-2013 Ma) support an epigenetic origin for these occurrences (Wilton, 1996). An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture-filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron-oxide-copper-gold (IOCG) districts of Paleoproterozoic age (Hitzman *et al.*, 1992; Haynes, 2000). In some of these districts, a peripheral enrichment in uranium has been exploited as an exploration tool to locate copper-gold mineralization. Consequently, fracture controlled uraninite + magnetite mineralization in the Kitts - Michelin area may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

11.0 MINERALIZATION

11.1 INTRODUCTION

The Central Mineral Belt of Labrador is one of the most prolific areas of uranium mineralization in Eastern Canada. Approximately 100 metal occurrences are known in the map area held by the Aurora Energy Resources Inc. within 1:50,000 scale NTS map sheets 13J/11-14 and 13K/09 and 16. About 70% are called uranium occurrences and about 20% are called copper occurrences (http://gis.geosurv.gov.nl.ca/mods/mods.asp).

Radioactivity is associated with hydrothermal breccias marked by well oxidised wall rocks and dark hornblende-rich fracture-filling. Commonly radioactivity is proportional to the amount of dark coloured matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive. The matrix of radioactive breccia includes the assemblage: hornblende + titanite (sphene) + calcite (grey or pink) + magnetite± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite.

Selvages and halos of iron oxide are typically developed, whereas malachite and uranophane staining occur more locally. Net-vein, folded and segmented fabrics are observed in radioactive breccias. Locally, initial fracturing preceded the formation of a late subvertical cleavage and breccias were rotated into the plane of this cleavage to produce thinly banded gneiss with discontinuous mafic layers.

Descriptions of the significant prospects within the CMB Uranium Property are listed in the following sections with any corresponding historical and current resources estimates summarized in Section 19.0 of this report.

11.2 URANIUM PROSPECTS OF THE POST HILL GROUP

Gear Lake Prospect – The Gear Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Mineralization first discovered in 1968 is associated with a U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs within sheared metasedimentary rocks over a strike length of 120 m. An average grade of 0.165% U_3O_8 was obtained for a zone of mineralization 30 m long by 4.9 m wide as outlined to a depth of 70 m. A new 43-101 compliant resource estimate for the zone by Aurora Energy in February 2008 is included in **Section 19.0.**

Inda Lake Prospect – The Inda Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Mineralization discovered at Inda Lake in 1968 is associated with a prominent circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the north-west. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife lakes. A new 43-101 compliant resource estimate for the zone by Aurora Energy in February 2008 is included in **Section 19.0**.

Nash Lake Prospect – The Nash Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Mineralization discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric anomaly 0.7 by 0.3 km in diameter. Drilling during the late 1960's located three zones of mineralization within a shear zone called the Nakit Slide. A dip of 60° east and average width of 1.85 m were reported for the zone. Diamond drill hole NW77-6 in the west extension zone intersected 0.072% U_3O_8 over 3.4 m from 13.4 to 16.8 m, suggesting potential for resource development to the west. A new 43-101 compliant resource estimate for the zone by Aurora Energy in February 2008 is included in **Section 19.0.**

11.3 URANIUM PROSPECTS OF THE ALLIK GROUP

Aurora Corridor (River) Target – The Aurora River target lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake, approximately 10km to the south west of the main Jacques Lake target area. The Aurora River target was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed by Brinex consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone, an east-west oriented shear zone located on the south side of Jacques Lake.

Jacques Lake (McLean) Prospect – The Jacques Lake Prospect lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake and was discovered in 1956 by prospector J. McLean working on behalf of Brinex (E. R. Morrison, 1956). Mineralization occurs in felsic and intermediate metavolcanic rocks of the Aillik Group. In 1967, four trenches were dug along a strike length of 165 m on the side hill at an elevation of about 235 m. Results from the sampling of these trenches included 0.06% U_3O_8 across 0.9 m from trench #2 and 0.04% U_3O_8 across 2.1 m from trench #3. Prospector A. Andrews, working on behalf of the Urangesellschaft/Brinex Joint Venture in 1978, identified a dispersal train of twelve radioactive boulders with an average content of 0.32% U_3O_8 near the base of the ridge (McClintock, 1978a and b). Recent drilling campaigns by Aurora in 2005-2007 have met with great success and have outlined a new resource at the Jacques Lake Prospect. A new 43-101 compliant resource estimate for the zone by Aurora Energy in February 2008 is included in **Section 19.0.**

Burnt Brook Showing – The Burnt Brook Showing lies within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately southwest of Jacques Lake, and was discovered by L. Michelin in 1979. About 110 m of trenching in 14 trenches were documented. The North, South and Dianne zones are hosted by folded metasedimentary and metavolcanic rocks of the Aillik Group. Trenching on the North zone returned assays that included 0.069% U_3O_8 over 6 m within a zone of intermittent radioactivity 125 m in length and 75 m in width, as constrained by trenching. Trenching in the South zone returned 0.155% U_3O_8 over 4.8 m from a metapelite within an area of intermittent radioactivity along a strike length of 250 m.

Gayle Showing – The Gayle showing is located approximately 1.5 km southwest of the Jacques Lake Deposit, was discovered and explored by Brinex during the years 1979 and 1980, and was dubbed one of the 'Lucky Girl' prospects. Work completed by Brinex included ground-based geological, geochemical, magnetic, VLF-EM, and radiometric surveys over 16 km of line cut field grid. A spotty and subdued radiometric response was returned for the area, possibly as a result of numerous bogs and thick vegetation. In addition, a series of 6 outcrops were trenched and sampled. Mineralization is hosted within intensely altered volcanic rocks, similar in nature to those found at Jacques Lake.

Otter Lake (Emben) Showings – The Otter Lake prospects lie within the southeast portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately west of Otter Lake. Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt Lake Granite since the initial discoveries in 1969; one grab sample from a radioactive boulder assayed 8.49% U_3O_8. Encouraging results by Brinex in 1981 included 0.423% U_3O_8 over 3.0 m in trench #5 across a zone 100 m in strike length called the Emben (Otter) South Zone. Work by Aurora in 2004/2005 identified a broad 500m x 500m radiometric anomaly covering the old Emben Main, Central and South Showings and drilling in 2005 (10 ddh – 2,685.59m) returned a high of 1.0% U_3O_8/0.5m in DDH OL-05-04 at Emben (Otter) South.

White Bear Lake (Burnt Lake) Showings – White Bear Lake showings lie within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc. They are located on the northern shore of White Bear Lake (formerly Burnt Lake) and consist of the North East Showing, the North Showing, the South Showing and the North West Showing. The project area is marked by a strong U/Th anomaly with a 3 km strike length in an east-west direction and was first explored by Brinex from 1967 through 1978. Mineralization occurs intermittently within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive. Soil geochemical surveys indicated a large anomaly over the known mineralization and led to the targeting and drilling of 17 diamond drill holes in 1977 for a cumulative total of 564 m. The Brinex drilling returned values up to 0.256 U_3O_8/16.5 m in drill hole 77-7 but these zones were not subsequently tested during follow up drilling and thus present clear targets in the White Bear area for future programs. During the course of 2005 field work, it was found that the highest scintillometer values, and therefore most intense uranium mineralization, were associated with strong to intense, pervasive hematite alteration in variably porphyritic felsic metavolcanics. The 14 samples collected during 2005 program returned a range of uranium values from 10.5 to 6680 ppm U.

Melody Hill Anomaly – A northeasterly trending zone of weak radioactivity, 8 x 1 km in size, straddles Melody Lake in the west central portion of the mineral tenure controlled by Aurora Energy Resources Inc. Within this zone, a 1.0 km dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 km northeast of Melody Lake. Historical results for these boulders include an average of 8.4% U3O8 from 27 boulders and a high of 28.2% U3O8 from a grab sample collected in

2004. Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U3O8/6.0m in DDH 80-44 on the shoreline suggest a possible source area below Melody Lake.

Michelin Deposit – This historic deposit, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., consists of several sub-parallel groups of mineralized zones along a strike length of 1200 metres and to local depths of 700 metres and is open in all directions. The mineralization is largely confined to 150-200 metre thick zone of visibly discernable hematite alteration within a coarse feldspar porphyritic quartz mylonite unit, the boundaries of the zone being essentially conformable with S1 and lithologic contacts. The zones have an average grade of 0.12% U3O8, strike approximately 060°, dip about 55° southeast, and contains higher grade shoots which plunge steeply to the south-southwest, consistent with the regional plunge lineation. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade sub-intervals, separated by lower-grade or essentially un-mineralized material. The alteration zone is marked by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. Hematization increases proximal to mineralization, with associated disappearance of magnetite and locally pyrite. Uranium normally occurs in microscopic disseminations of uraninite associated with strong hematization.

New drilling by Aurora in 2005-2007 was successful in both confirming the known mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 700 metres. The best intersection came from DDH M05-006 which returned 0.1% U3O8/63.0m in the heart of the main plunging shoot at a vertical depth of 550 metres. A new 43-101 compliant resource calculation for the zone by Aurora Energy in February 2008 is included in **Section 19.0.**

Rainbow Deposit – The Rainbow Zone, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15%o U_3O_8 occurs over a strike length of 290 m and widths up to 15 m. The main lens as inferred by drilling was 140 m long by 2 to 15 m wide by 79 m deep and is open in all directions. A new 43-101 compliant resource estimate for the zone by Aurora Energy in February 2008 is included in **Section 19.0.**

Michelin East Target – This area, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., was investigated by Brinex staff during the development of the neighboring Michelin Deposit and dozens of the 300 drill holes performed at Michelin fall within the Michelin East target area. Ground work resulted in the discovery of the Chitra Zone, Mikey Lake Zone, and Running Rabbit Zones and follow-up drilling partially tested these zones as well as the a number of the known radiometric anomalies. The best results were 0.11% U_3O_8/6.7m in DDH CH75-2 from the Chitra Zone.

12.0 EXPLORATION

12.1 2003 EXPLORATION WORK

The Fronteer-Altius Alliance (the "**Alliance**") was formed in February 2003 to evaluate the potential for iron oxide-copper-gold mineralization in the eastern part of the Central Mineral Belt. The Alliance subsequently acquired eight mineral licenses through staking in March 2003 and then carried out a limited field visit in July 2003 with Fronteer and Altius personnel to examine and sample the historical metal occurrences on, and adjacent to, the newly acquired mineral land tenure.

On the basis of the observance of widespread hematite alteration and chlorite + epidote + actinolite alteration during the July 2003 field visit, six additional mineral licenses were acquired in October 2003 to blanket the Aillik and Post Hill Groups of rocks and an airborne magnetic and radiometric survey was recommended for the 2004 to cover the entire claim group.

12.2 2004 EXPL0RATION WORK

A **12,800 line-km** high resolution airborne magnetometer and gamma-ray spectrometer survey was completed by Fugro Airborne Surveys Corporation on behalf of the Alliance during the summer of 2004. The block of ground surveyed was approximately 70 by 20 km in size and covered the most of the Kitts-Michelin uranium district. Fixed wing and helicopter components to the survey were flown on a line spacing of 200 m. The aanomalies generated by the airborne survey were then prospected, evaluated and ranked in the field by Fronteer and Altius personnel during September 2004. By the end of 2004, approximately **$1.06 million (Can)** had been invested in the project since its inception in February 2003.

The results of the 2004 airborne survey were very encouraging and showed a dozen discreet ovoid-shaped U/Th radiometric anomalies within the Kitts-Michelin uranium district of Labrador. Many of these anomalies pinpointed the location of uranium occurrences such as the Gear, Nash, Inda, Rainbow, and Michelin deposits discovered by Brinex during the late 1960's. Other anomalies of large area and amplitude comparable to that of the Michelin deposit were outlined at Jacques Lake and Otter Lake where mineralization had not been previously drilled.

Findings from the ground follow-up in September 2004 included the following:

a) The uranium mineralization throughout the district is contained in hydrothermal breccias associated with more regionally distributed hematite-albite alteration and most frequently developed in gneiss of the Paleoproterozoic Post Hill and Aillik groups.
b) Radioactivity found on an outcrop scale typically consists of multiple intervals with uranium content of about 0.1 weight % U_3O_8 (or radioactivity of several

thousand counts per second) over widths of one to two metres but these intervals were found to be discontinuous along strike.

c) The spherical shape of the airborne radiometric anomalies suggests local thickening of mineralization along more extensive planar zones of discontinuous radioactivity. Structural controls to account for local thickening of the zones of mineralization and for the steep southwest plunge of the mineralization are inferred.
d) Mineralization found in dispersal trains of float commonly exceeds that located in bedrock by an order of magnitude. The exploration record for the Kitts – Michelin area has demonstrated that mineralised float is commonly locally derived. Consequently, discovery of the source of better quality mineralization found in float is the challenge for current exploration programs.
e) Trace element geochemistry of uranium mineralization indicates a strong positive correlation with lead content presumably as the result of the accumulation of radiogenic lead. Although assemblages containing pyrrhotite, pyrite, chalcopyrite, galena, sphalerite or molybdenite have been reported in association with uranium mineralization throughout the district, the content of Cu, Zn and Mo are poorly correlated with uranium content in rock samples. Possibly, uraniferous mineralization is the product of a separate hydrothermal event.

Based on the results of the airborne radiometric survey and the subsequent ground follow-up, the Post Hill, Jacques Lake, Otter Lake–White Bear Lake, Michelin, and Melody Hill areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization. A **$5 million (Can)** follow-up program was recommended for 2005 to include:

a) The compilation of all historic Brinex field data in digital form.
b) The digital modeling of the known uranium prospects with historical estimates.
c) The continuing consultation process with local coastal communities and government.
d) A preliminary baseline environmental study of the Michelin site and proposed drill areas.
e) The acquisition of satellite imagery of the area for ground control.
f) The completion of an infill airborne radiometrics and magnetic survey at 50 metre line spacing for the individual project areas
g) The completion of geological and geochemical surveys over the project areas.
h) 10,000 metres of diamond drilling to test targets at Michelin, Jacques Lake and Otter Lake.

12.3 2005 EXPLORATION WORK

As a follow-up to the positive results generated by the 2003 and 2004 field exploration programs carried out by the Fronteer-Altius Alliance, an aggressive **$5.0 million (Can)** work program was carried out in 2005 under the banner of the newly formed Aurora Energy Resources Inc. This work included:

a) **5,783 line-km** of detailed airborne magnetic and radiometric surveying on 50 metres line spacings by Fugro Airborne Survey Corporation over the Michelin, Jacques Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas in July/August 2005.
b) **IKONOS air photo imagery capture** and **geological mapping/geochemical sampling/scintillometer surveys (grid and boulder)/track etch surveying** by Aurora personnel at the Michelin, Michelin East, Otter Lake, Jacques Lake, White Bear Lake, Melody Hill and Inda Lake Trend target areas in July/August/September 2005.
c) A **9,402 m 27-hole diamond drill program** carried out by Falcon Drilling using two helicopter-supported fly drills from late August to early November 2005 with focus on the Michelin, Otter and Jacques Lake target areas.

The 2005 Field Program was highly successful in extending both the known zone of mineralization at the historic Michelin Uranium Deposit and also discovering new zones in the CMB District through the application of modern ideas and exploration technologies. A brief summary of these findings is given below. The complete results from the 2005 Work Program can be found in the 43-101 report submitted to SEDAR in January 2006 on behalf of Aurora Energy Resources Inc. (Wilton and Cunningham-Dunlop, 2006).

a) Michelin Uranium Deposit

The 2005 drill campaign successfully confirmed the presence of uranium mineralization in the upper portion the historic Michelin A Zone as documented in the previous work by Brinex. The lithologies and assay intercepts in the two new twin holes, TWM05-092 and TWM05-0174, showed an excellent correlation to those reported in the original holes, M-70-92 and M-76-174, providing Aurora staff with a high level of confidence in the caliber of the work carried out by Brinex.

Of the seven holes drilled on the down-plunge extension of the Michelin A Zone, all seven intersected the Michelin mineralization where projected, with comparable and/or higher grades and/or widths to those holes that pierced the upper portion of the zone (*i.e.* **0.11% U3O8/63.45 m** in DDH M05-006). As a result of this work, the Michelin A Zone was extended from a vertical depth of 250 m to almost 700 m, translating into a new dip length of almost 1000 m. Further work was recommended to test the vertical and strike extent of the zone.

b) Otter Lake Target

The Otter Lake Target Area was drill tested for the first time in the fall of 2005 as a follow-up to an aggressive summer field program. The Otter Lake target was characterized by a broad 3 km^2 radiometric anomaly with over 700 widespread radioactive boulders and less than 5% bedrock exposure.

Aurora intersected anomalous levels of uranium in four of ten drill holes completed during the drill program in three distinct areas within the main radiometric anomaly. The most encouraging results came from Otter South, where DDH OL-05-04 intersected **1.0% U3O8/0.50 m** as well as a separate interval assaying **0.14% U3O8 over 1.0 m**. The mineralization within this high grade interval was hosted within a deep red, very intensely hematite-altered, strongly foliated, fine-grained, weakly feldspar porphyritic, felsic metavolcanic unit with abundant fine magnetite, pyrite and chlorite as veinlets. Further work was recommended to test the strike and depth potential of this zone as well as remaining targets within the anomaly.

c) Jacques Lake Target

As with Otter Lake, the 2005 drilling program at Jacques Lake was also the first drilling campaign completed in this area. The Jacques Lake Target was defined by a 4 km long x 400 m wide airborne radiometric anomaly, underlain by a high strain zone in intermediate metamorphosed volcanics with abundant magnetite alteration. Uranium mineralization in outcrop had also been mapped at the south-western end of this anomaly over a strike length of approximately 220 m in the northeastern-southwestern direction.

The 2005 drilling targeted the main anomaly and its subsidiary branches and was successful in delineating uranium mineralization over a strike length of 180 m and at a vertical depth of 20-80 m in four of seven holes. The most significant result was returned in DDH JL05-05 with a maximum of **0.10% U_3O_8 /9.2 m** in JL05-05 on the southern end of the western branch of the anomaly. Intercepts of **0.10% U_3O_8 /5.0 m, 0.10% U_3O_8 /3.0 m, and 0.10% U_3O_8 /4.0 m** in holes DDH JL05-01, 02 and 03 on the eastern branch of the anomaly were also returned making this a successful first pass test on the target. Further drilling was recommended to follow up on this target

Based on the results of the 2005 Exploration Program, a further **$14.5 million (Can)** program was recommended for 2006 to identify a single large economic deposit, or series of deposits, in the CMB.

The 2006 proposed work included:

a) The metallurgical testing of core rejects from the 2005 drilling campaign at Lakefield Research (February-March, 2006).
b) A 40,000 m diamond drill program at Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Rainbow, Melody Hill, and Inda Lake Trend (April-September, 2006).

c) An ongoing geological mapping and geochemical sampling program throughout the claim group (June-October, 2006).
d) A gravity survey at Melody Hill to identify the source of high grade boulders (April, 2006)
e) An environmental baseline survey and ongoing monitoring program (April-October, 2006)
f) An updated resource calculation and economic study of Michelin deposit (Jan 2007).

12.4 2006 EXPLORATION WORK

The recommended **$14.5 million (Can) program** was carried out by Aurora Energy Resources Inc. in 2006 to further evaluate key targets within the CMB Uranium Property. This work included:

a) A **46,078 m 120-hole diamond drill program** carried out by Falcon Drilling using up to six helicopter-supported fly drills from May 9th, 2006 to November 7th, 2006 with focus on the Michelin Main, Jacques Lake, White Bear, Gear, Inda, and Nash targets.
b) Mapping and prospect sampling of the Aurora Corridor.
c) A **1360 station gravity survey** over the Melody Lake and Jamson areas.
d) Ongoing environmental baseline studies.
e) **Metallurgical testing** of ore from Michelin, Jacques Lake, and White Bear targets at SGS Laboratories in Lakefield, Ontario.
f) An **updated resource estimate** in January 2007.

Results from the 2006 Field Program were very positive with the best results to date being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake target area with comparable grades and widths of uranium mineralization to that of Michelin. A brief summary of the findings of the work program are given below. The complete results from the 2006 Work Program can be found in the 43-101 report submitted to SEDAR in March 2007 on behalf of Aurora Energy Resources Inc. (Wilton and Giroux, 2007).

a) Michelin Drilling

The delineation phase of the 2006 drilling program was successful in verifying the consistency of the area of mineralization indicated by the 2005 drilling, both in grade and thickness. The drilling showed that the separate mineralized lenses locally coalesce to form a single thicker lens, which defines a higher-grade core to the zone. Highlights included drill holes M06-013, M06-016 and M06-019 with true thicknesses of **42.0m of 0.21% U_3O_8, 49.0m of 0.18% U_3O_8** and **36.0m of 0.24% U_3O_8** respectively. Near the margins of the zone, mineralization was observed to be restricted to the upper lens, resulting in narrower intersections, but generally of better than average grade; e.g. M06-020A with **5.0m true thickness of 0.20% U_3O_8**.

The deep exploration phase of the 2006 drilling campaign succeeded in extending the Main Zone mineralization an additional 250 metres down-plunge with eleven drill holes intersecting significant mineralization comparable to that found up-plunge. Drill holes M06-025, 039, 043 and 044 showed the higher-grade core extending down-plunge to the limits of drilling, although results were not quite as impressive as in drill holes M06-013, 016 and 019. Three drill holes, M06-022, 029 and 031 intersected narrow 1.0 to 1.5 metre thicknesses of mineralization defining the lower margin or "keel" of the Main Zone and suggesting a shallowing of the plunge with depth. The south-western limit of drilling showed an increase in the thickness, grade and consistency of the upper lens, while the lower lenses are very weak. This was demonstrated by drill holes M06-026, 032 and 043 with upper lens true thicknesses of **12.0m of 0.27% U_3O_8, 17.0m of 0.26% U_3O_8** and **19.5m of 0.20% U_3O_8** respectively.

Two drill holes, M06-018 and M06-033, were drilled as exploration holes east of the Main Zone. M06-018 intersected **3.5m true thickness of 0.28% U_3O_8** at 360 metres vertical depth. M06-033 intersected **8.0m true thickness of 0.08% U_3O_8** at 610 metres vertical depth. These drill holes indicated that mineralization persists east of the Main Zone but the intersections are too distant from other drill holes to determine whether they represent the upper, middle or lower lenses. Further follow-up of this new Eastern Shoot would happen in 2007

As a result of the 2006 drilling, the uranium mineralization at Michelin was extended to a strike length of 1.2 kilometres and to a vertical depth of 750 metres vertical depth with a higher-grade core starting at about 330 metres vertical depth and continuing to the lower limit of drilling.

b) Jacques Lake Drilling

The 2006 drilling at Jacques Lake intersected anomalous zones of uranium mineralization over a strike length of approximately 500 m and to depth of 200 metres. These zones were found to be coincident with the known radiometric anomalies and then continued beyond these anomalies along a strong magnetic trend to the southwest. Uranium mineralization observed in Jacques Lake drill core was found to be associated with a fine-grained to aphanitic, highly strained to mylonitic metamorphosed intermediate volcanic unit with varying degrees of pervasive hematite with strong magnetite + actinolite + calcite +/- chlorite +/- pyrite veining. Anomalous intersections were generally broad and in excess of 10 m. DDH JL06-018, JL06-019 and JL06-020 returned the most significant results with intercepts up to **0.11% U_3O_8/57.71 m.** Similarities with Michelin mineralization include variable hematite alteration within a strongly sheared host rock, however, the intensity of magnetite and calcite veining was observed to be much higher at Jacques Lake as well as an overall lower SiO_2 content in whole-rock geochemistry.

In light of the 2006 results from drilling at Jacques Lake, an intensive follow up drill program was recommended for 2007 to test the down-dip and down-plunge

extension of existing mineralization as well as the possible strike extensions of the known mineralized zones.

c) White Bear Drilling

The 2006 field season saw 2.985.95 m of drilling in two drill phases at White Bear Lake. This work confirmed both the presence of bedrock uranium mineralization and verified the values returned in Brinex drilling from the late 1970s.

In Phase I, drill hole WB06-001 was drilled as a direct twin of Brinex drill hole 77-7. Results from the two holes correlated very well with approximately **0.25% U_3O_8 over 14.5m to 15m**. WB-06-002, 003 and 004 were drilled in the same vicinity but only patchy mineralization was revealed.

Phase II commenced approximately 650 m to the east towards the Burnt Lake granite intrusion. Ten drill holes were situated in this area to follow-up on Brinex drill holes and radioactive trenches. Correlation of mineralization between holes was inconsistent, possibly due to the late intrusion of the granite and the fluids associated with it. Three drill holes were also completed 1km to the west of the main drilling area but returned no significant results.

Despite the historic Brinex results being successfully confirmed, the continuity between mineralized zones was not established. Further drilling may help to better understand of the relationships between the lithologies, mineralization and the intrusion of the Burnt Lake granite.

d) Rainbow Drilling

The 2006 drill campaign was designed to confirm and expand the near surface Rainbow Zone, located 2 km to the southwest of the Michelin Deposit. Nine of fifteen drill holes intersected significant results including: **0.13% U_3O_8/18.80m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8 /9.35m** in RZ06-002, **0.15% U_3O_8/7.7m** in RZ06-007, **0.42% U_3O_8/3.00m** in RZ06-011. As a result of the 2006 drilling, the mineralization was extended over a 300 m strike length and to a depth of 115.50 m though further drilling is to from a 43-101 compliant resource.

e) Inda Lake Trend

The Inda Lake Trend is a 7 km trend of uranium showings and deposits located on the boundary between the Post Hill group and the Aillik group in the northern portion of the CMB land package. Extensive historical work has located three highly prospective areas called the Gear, Inda and Nash prospects. Diamond drilling during the 2006 field season confirmed not only the presence of bedrock uranium in the Inda Lake Trend but also the potential for significant copper concentrations at the Gear target area. Highlights included **2.2% U_3O_8 /3.62m** in I07-001 at the Inda prospect.

f) Melody Hill Gravity Survey

Results from the Phase I and II gravity surveys at Melody Lake showed a series of subtle gravity anomalies beneath Melody and Jamson Lakes coincident with uranium in lake sediment anomalies. It was recommended that these anomalies be drill tested from the ice during the winter of 2007.

g) Aurora River (now Aurora Corridor)

Mapping along the Aurora River Shear Zone in 2006 showed uranium mineralization to be strongly controlled by the shear zone fabric and related to the brecciation along the margins of felsic and mafic lithic domains, suggesting that the mineralization is late kinematic.

High assay values were returned from the surface trenches indicating the potential for economic mineralization at Aurora River. However, the subdued radiometric responses over the target areas did not seem to reflect the assay values. The reason for the reduced radiometric anomaly is not known, but it is speculated that the low abundance of boulders and significant swamp cover in the area may have reduce the airborne radiometric signature of bedrock hosted uranium mineralization.

Based on encouraging results returned by initial field checks in the 2006 field season, an aggressive initial drill program was recommended for 2007 to test the known zones of uranium mineralization.

g) Metallurgy

Metallurgical testing of samples from the Michelin, Jacques Lake, and White Bear targets was carried out at SGS Laboratories in Lakefield, Ontario. Testing showed uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests were also carried out at SGS including process mineralogy, comminution, physical concentration, and acid leaching.

h) Resource Update

An updated NI 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was also developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component by Gary Giroux, P. Eng. The breakdown of the resource categories is detailed in **Table 12.1** below.

Table 12.1: 2007 CMB Resource Summary

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

Open pit resource reported at 0.03% U_3O_8 cut-off
***** Underground resource reported at a 0.05% U308 cut-off***

Based on the encouraging results from the 2006 work, a further **$21.25 million (Can) budget** was proposed for a two-phase program of work in 2007.

The 2007 Phase I Work Program included:

a) The development of the previously above mentioned NI 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target;
b) The ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and
c) Commence conceptual investigations into potential mining methods, infrastructure and environmental work.

The budget for the Proposed 2007 Phase I Work Program was **$0.5 million (Can).**

Assuming ongoing positive results from the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program was also recommended for Q2/3/4-2007. This included:

a) A 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas;
b) A geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and
c) An ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007).

The budget for the Proposed 2007 Phase II Work Program was **$20.75 million (Can).**

12.5 2005-2006 ENVIRONMENTAL BASELINE WORK

In 2005, Aurora Resources Energy Inc. contracted Earth Tech Canada to conduct an environmental assessment of the Michelin site prior to the initiation of the exploration drill program. This work included: review of background information on the study area, completion of an inspection of the Michelin area to assess current baseline conditions, completion of two sample sets (July and October 2005) of surface water and lake sediment sampling program in the area of Ranjan Lake and the adjacent lagoon; a Gamma Radiation survey of the waste rock pile, lagoon edges, roads and former building areas.

Field observations indicated that the Michelin study area was relatively clear of large amounts of waste materials.
A review of the surface water analytical data indicated that there was an increasing trend in concentrations of selected parameters between the July and October 2005 monitoring events. In July, values exceeding CCME guidelines were detected at one sample site located immediately below the waste rock pile. In October, values exceeding CCME Guidelines were observed for selected parameters at all sample sites (STN 1, STN 4, and STN 7).

A review of the sediment analytical data indicated that there was a reduction in concentrations in the 2005 data compared to the 1992 data from the same sampling locations.

Data obtained during the 2005 gamma survey generally indicated slightly higher radiation levels in the waste rock areas as compared to the previously reported 1992 decommissioning report data.

As a follow-up to the 2005 work, the 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. The program included the installation of three weather stations (Michelin, Jacques Lake and Postville) to collect temperature, precipitation, wind direction and velocity. The environmental baseline program also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plants samples (to supplement historic data).

Aurora Energy also contracted Gerald Penney Associates Limited of St. John's Newfoundland to conduct a Historic Resources Overview Assessment (Stage 1) of the drill site locations. No archaeological sites were found in the immediate proximity of the drill locations.

The 2007 Environmental Baseline work was initiated in September 2007 with wildlife studies, traditional knowledge surveys, and hydrological work. No data has been received to date.

13.0 DIAMOND DRILLING

From April 16th, 2007 through December 31st, 2007, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, Melody Hill, Aurora Corridor, Burnt Brook, Gayle, Gear, Inda, and Nash properties. A total of **141 diamond drill holes totaling 49,793 metres** were completed utilizing up to 11 helicopter-supported drill rigs from Falcon Drilling, Major Drilling and Springdale Drilling over the course of the program. This falls short of the 75,000 planned metres for a variety of reasons:

a) Delays in receiving drill permits from the Nunatsiavut Government and Provincial Governments due to the development of their new Standards for Mineral Exploration and Quarrying on Labrador Inuit Lands which was passed into law on March 30th, 2007.
b) Severe winter conditions lasting well into May which slowed the construction drill pads and hampered drilling rates.
c) Delays in receiving new drill rigs on site from Major Drilling due to delays in manufacturing and shipping to site.
d) Slower than expected production due to experienced drilling crews and hard ground conditions.

A breakdown of the drilling by area is given in the following sections and details of the collar locations and assay composites constitute **Appendices II and III** of this report. Assay certificates are available on file at the Aurora Energy Resources Inc. office in Vancouver, BC.

13.1 MICHELIN TARGET AREA

13.1.1 Introduction

The 2007 Michelin drill program started on June 10th and finished on November 27th. **50 diamond drill holes** totalling **21,611.49m** were drilled in the Michelin Deposit area **(Figure 13.1)**. This total includes one hole that was extended from 2006, and two holes were aborted prior to intersecting the mineralized zone. Wedges and controlled drilling techniques were used in a number of holes in an attempt to better control the positioning of pierce points within the vertical longitudinal section but this also added to slower drilling production. A combination of Falcon, Major and Springdale drill rigs were used to complete this work.

Five phases of drilling were carried out in 2007: a) the Shallow Eastern Exploration Program; b) the Main Zone - Down-plunge Extension Program; c) the Eastern Shoot Down-plunge Extension Program; d) the Confirmation Program; and e) the Western Shoot Program. Drill hole locations are detailed on **Figure 13.1** and in **Table 13.1**.

Figure 13.1: Michelin Target Area, Plan Map of 2007 DDH Locations


Confirmation Drilling
Eastern Exploration
Metarhyolite
Granodiorite
-monzonite
Main Zone Down Plunge
M07-057
M07-055
M07-078
M07-083
M07-085
M07-075
M07-075A
M07-080A

13.1.2 Eastern Exploration

11 drill holes totaling 1,674.69m were drilled to test the Michelin mineralized horizon to the east of the known deposit. These drill holes tested the horizon to a distance of 700 meters east of previous coverage and to shallow depths of a maximum of 150 meters vertically below surface.

Results of the drilling indicate that the Michelin horizon persists eastward with significant alteration but generally only weak radioactivity. Results were typically 20 to 30 meters of mineralized material assaying around 0.01% U_3O_8, with highs of **0.12% U_3O_8/1.60m** in DDH M07-047 and **0.10% U_3O_8/3.49m** in DDH M07-049.

Recommendations for this area are for a series of 200-meter spaced drill holes to continue testing the Michelin horizon to the east and at depth.

13.1.3 Main Zone Down-Plunge

15 drill holes totaling 10,319.11m were drilled to target the down-plunge of the Michelin Main Zone mineralization, including three drill holes that did not reach the target. The drill holes were widely spaced, and included one of the planned delineation drill holes.

The Main Zone Down-plunge Extension Program ended on November 29 and the drilling to date has succeeded in extending the Main Zone mineralization an additional 185 meters west of previous intercepts and to 900 meters vertical depth below surface. The deepest part of the resource now comprises an area 450 meters by 500 meters in size which is defined only by widely spaced drill holes. The zone appears to be closed off at depth.

Highlights from the drilling include: **0.11% U_3O_8/15.0m** in M07-059 and **0.12% U_3O_8/7.53m** in M07-051, extending the zone to a vertical depth of almost 800 meters. Other highlights include: **0.25% U_3O_8/9.5m** including **0.31% U_3O_8/7.5m** in M07-069; **0.13% U_3O_8/5.61m** in M07-045A; and **0.09% U_3O_8/46.44m**, including **0.017% U_3O_8/11m** and **0.4% U_3O_8/5.56m** in M07-083.

13.1.4 Eastern Shoot Down-Plunge

16 drill holes totaling 7,991.67m were drilled to test the down-plunge of the Eastern Shoot, discovered in late 2006. The Eastern Shoot mineralization occurs 250 meters east of the Main Zone along the main mineralized horizon but is separated from the Main Zone by a narrow interval of un-mineralized material. The drill holes targeting the Eastern Shoot also cut the South Zone mineralization, as well as other smaller zones of hanging wall mineralization. Three of the 16 drill holes were lost before reaching the mineralized zone.

Table 13.1: Summary of 2007 Michelin Drilling

Michelin Deposit

# Holes	Hole_ID	UTM_East	UTM_North	Grid_East	Grid_North	Elev. (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, zone 21									
Shallow Eastern Exploration									
1	M07-046	307634	6052819	-112	-60	338	329	-45	123.75
2	M07-047	307634	6052819	-112	-60	338	329	-75	154.23
3	M07-048	307820	6052920	100	-50	339	332	-45	137.77
4	M07-049	307820	6052920	100	-50	339	332	-75	182.88
5	M07-050	307634	6052819	-112	-60	338	329	-90	185.32
6	M07-052	307.82	6052920	100	-50	339	332	-90	93.57
7	M07-053	307910	6052963	200	-50	340	332	-45	93.27
8	M07-054	307910	6052963	200	-50	340	332	-85	108.81
9	M07-055	308045	6052920	300	-150	341	330	-45	214.88
10	M07-056	308045	6052920	300	-150	341	330	-80	165.33
11	M07-057	308259	6052942	501	-224	340	328	-62	214.88
Subtotal									**1,674.69**
Main Zone - Down-plunge Extension									
1	M07-045	306731	6051613	-1446	-752	342	316	-79	183.49
2	M07-051	306731	6051613	-1446	-752	342	311	-72	831.40
3	M07-059	306731	6051613	-1446	-752	342	311	-66	776.33
4	M07-061	306731	6051613	-1446	-752	342	316	-62	707.29
5	M07-069	306768	6051631	-1405	-753	342	318	-80	833.09
6	M07-070	306607	6051519	-1598	-782	341	326	-78	867.02
7	M07-070A	306607	6051519	-1598	-782	341	326	-78	308.54
8	M07-070B	306607	6051519	-1598	-782	341	326	-78	15.00
9	M07-070C	306607	6051519	-1598	-782	341	326	-78	266.00
10	M07-075	306559	6051401	-1693	-866	343	322	-85	776.18
11	M07-075A	306559	6051401	-1693	-866	343	322	-85	560.50
12	M07-079	306607	6051519	-1598	-782	341	326	-71	872.00
13	M07-080	306798	6051373	-1489	-997	349.6	322	-79	701.00
14	M07-080A	306798	6051373	-1489	-997	349.6	322	-79	1151.00
15	M07-083	306882	6051842	-1200	-600	337	325	-84	818.00
Subtotal									**10,319.11**
Eastern Shoot - Down-plunge Extension									
1	M07-058	307379	6052218	-601	-491	352	332	-50	504.14
2	M07-060	307379	6052218	-601	-491	352	332	-65	98.76
3	M07-060A	307379	6052218	-601	-491	352	332	-68	537.67
4	M07-065	307294	6052158	-704	-508	348	332	-53	549.55
5	M07-066	307294	6052158	-704	-508	348	332	-59	556.26
6	M07-067	307294	6052158	-704	-508	348	332	-65	559.56
7	M07-068	307215	6052122	-791	-506	346	328	-55	175.26
8	M07-068A	307215	6052122	-791	-506	346	328	-55	508.41
9	M07-071	307215	6052122	-791	-506	346	328	-63	276.76
10	M07-072	307215	6052122	-791	-506	346	328	-73	612.04
11	M07-073	307479	6052250	-498	-506	354	330	-54	539.84
12	M07-074	307215	6052122	-791	-506	346	328	-66	569.72
13	M07-076	307479	6052250	-498	-506	354	328	-65	601.00
14	M07-077	307479	6052250	-498	-506	354	330	-76	691.00
15	M07-078	307556	6052316	-401	-481	348	330	-56	568.00
16	M07-081	307431	6052096	-609	-624	359	326	-64	643.70
Subtotal									**7,991.67**
Confirmation Drilling									
1	M07-062	306993	6052545	-806	-27	334	332	-90	148.74
2	M07-063	306993	6052545	-806	-27	334	332	-65	99.97
3	M07-064	306993	6052545	-806	-27	334	332	-45	80.77
4	M07-082	307071	6052419	-790	-175	334	330	-53	224
5	M07-084	307071	6052419	-790	-175	334	330	-65	224.34
6	M07-086	307071	6052419	-790	-175	334	330	-76	242.2
7	M07-087	307071	6052419	-790	-175	334	330	-37	200
Subtotal									**1,220.02**

Western Shoot									
1	M07-085	306600	6051992	-1398	-353	333	326	-66	406
Subtotal									**406**
Total Michelin Drilling									
Total									**21,611.49**

The Eastern Shoot Down-plunge Extension Program has traced the Eastern Shoot over a horizontal distance of 300 meters and to a vertical depth of 600 meters. The mineralization is generally six to sixteen meters thick with typical Michelin grades, characteristics, and geometry. The mineralization remains open down plunge where it may merge with the Main Zone.

Highlights from the 2007 drilling include: **0.09% U_3O_8/11.69m** including **0.17% U_3O_8/5.01m** in M07-058; **0.16% U_3O_8/6.8m** in M0-60A; **0.16% U_3O_8/6.53m** in M07-065; **0.15% U_3O_8/8.91m** in M07-066; and **0.24% U_3O_8/10.1m** in M07-072.

13.1.5 Confirmation Drilling

7 drill holes totaling 1220.02m were drilled to validate the near-surface diamond drill results reported by Brinex from their 1970's exploration. This is part of an ongoing program designed to validate approximately 10% of the historic resource defined by the Brinex drilling; 10 drill holes remain to be completed on this program in 2008. The area of confirmation all falls within the scope of the proposed open pit resource.

Results to date indicate that the mineralization cored in the seven 2007 holes compares favorably with adjacent Brinex intercepts. Highlights include: **0.06% U_3O_8/44.92m** including **0.11% U_3O_8/17.69m** in M07-062; **0.06% U_3O_8/39.31m** including **0.10% U_3O_8/15.14m** in M07-063; **0.06% U_3O_8/33.42m** including **0.11% U_3O_8/8.22m** in M07-064; **0.13% U_3O_8/35.82m** in M07-082; **0.12% U_3O_8/28.82m** in M07-084; **0.1% U_3O_8/40.49m** in M07-086; and **0.1% U_3O_8/39.07m** in M07-087.

13.1.6 Western Shoot

One drill hole totalling 406m was drilled to test the mineralization potential of the Western Shoot. Drill hole **M07-085** intersected a thin zone of mineralization, returning **0.08% U_3O_8/0.58m**.

13.1.7 Discussion

Drilling in 2007 was very successful in extending both the Main Zone and the Eastern Shoot to vertical depths of 900 meters and 600 meters respectively and the Eastern Shoot remains open down-plunge to the southwest.

Drilling in 2008 will focus on delineation of the Main Zone with three core rigs, and on completion of the aforementioned confirmation drilling of the historic resource with one core rig. The Main Zone delineation drilling will concentrate on tightening the drill spacing throughout the resource to move the inferred portions of the resource to the indicted category in advance of any pre-feasibility work. Exploration should also continue chasing the down plunge extensions of the Eastern Shoot, as well as searching for similarly plunging shoots in the immediate area.

Figure13.2: Michelin Main Property DDH Section 9+40W

(With major lithological units and assay histograms)


400m
200m
0m
-200m
M79-264
M79-231
45.72m
M78-180
81.08m
M78-179
121.01m
M78-143
195.07m
M78-141
237.20m
M78-135
248.41m
M06-11
428.55m
M05-02C
480.55m
M06-13
459.84m
M06-19
578.51m
M06-21
581.88m
Lithology Legend
Finely Porphyritic Felsic Metavolcanics
Coarsely Porphyritic Felsic Metavolcanics
Distinct Unit of Coarsely Porphyritic Felsic Metavolcanics
Granodiorite
aurora
DDH Section 9+40W
Michelin Main Property
Central Mineral Belt
Labrador
January 19, 2007
0
25
50
100

Figure 13.3: Michelin Target Area, DDH Vertical Longitudinal Section


SW
NE
M07-064
M07-062
M07-063
M07-087
M07-082
M07-084
M07-086
M07-085
M07-058
M07-073
M07-078
M07-068A
M07-065
M07-066
M07-076
M07-074
M07-060A
M07-067
M07-072
M07-081
M07-077
M07-061
M07-059
M07-079
M07-051
M07-070
M07-069
M07-083
M07-045A
M07-045
M07-070C
M07-075A
M07-080A
M07-046
M07-047
M07-050
M07-048
M07-053
M07-054
M07-049
M07-052
M07-055
M07-056
M07-057
0
125
250
meters
400 mN
0 mN
-100 mN
-200 mN
-300 mN
-400 mN
-500 mN
-700 mN
100 mN
-800 mN
-900 mN
-1,000 mN

Miniumu Curvature - 5 M Internal Tension 0.3 Grade Cutoff

Table 13.2: Summary of 2007 Michelin Assay Composites

Hole ID	From (m)	To (m)	Length (m)	% U3O8
cut off grade 0.03% U3O8				
M07-045A	761.09	766.70	5.61	0.13
incl	762.09	763.01	0.92	0.22
M07-046	69.40	70.40	1.00	0.03
M07-047	103.76	105.36	1.60	0.12
M07-048	40.33	42.33	2.00	0.04
M07-049	51.04	54.53	3.49	0.10
incl	53.78	54.53	0.75	0.16
M07-050	NSV			
M07-051	722.24	729.77	7.53	0.12
incl	722.24	723.38	1.14	0.34
incl	725.38	726.77	1.39	0.17
M07-052	NSV			
M07-053	NSV			
M07-054	NSV			
M07-055	NSV			
M07-056	159.95	160.85	0.90	0.03
M07-057	NSV			
M07-058	437.24	448.93	11.69	0.09
incl	439.12	444.13	5.01	0.17
incl	440.12	443.12	3.00	0.20
M07-059	654.92	669.92	15.00	0.11
incl	654.92	659.92	5.00	0.14
incl	654.92	655.92	1.00	0.21
incl	662.76	664.76	2.00	0.16
M07-060A	501.00	507.80	6.80	0.16
incl	504.00	506.00	2.00	0.24
M07-061	NSV			
M07-062	31.01	75.93	44.92	0.06
incl	32.51	50.20	17.69	0.11
incl	43.84	49.18	5.34	0.23
incl	54.92	56.42	1.50	0.10
and	88.83	92.34	3.51	0.20
M07-063	24.26	63.57	39.31	0.06
incl	25.76	40.90	15.14	0.10
incl	31.29	34.89	3.60	0.25
incl	50.69	52.76	2.07	0.11
incl	62.51	63.57	1.06	0.19
M07-064*	20.98	54.40	33.42	0.06
*5 feet missing - drilled through Brinex adit				
incl	22.83	33.81	10.98	0.09
incl	24.04	28.96	4.92	0.14
incl	27.70	28.96	1.26	0.24
incl	46.18	54.40	8.22	0.11
incl	48.68	51.18	2.50	0.20

M07-065	374.18	378.22	4.04	0.08
incl	374.18	376.72	2.54	0.11
incl	374.18	375.12	0.94	0.20
and	452.90	459.43	6.53	0.16
incl	453.77	455.47	1.70	0.30
and	473.13	478.37	5.24	0.06
incl	473.13	474.63	1.50	0.10
incl	477.37	478.37	1.00	0.10
M07-066	476.31	485.22	8.91	0.15
incl	479.31	485.22	5.91	0.20
incl	480.22	481.22	1.00	0.38
incl	483.22	484.22	1.00	0.31
M07-067*	509.41	509.91	0.50	0.16
and	515.19	532.88	17.69	0.06
incl	515.19	520.50	5.31	0.11
and incl	517.65	519.07	1.42	0.16
M07-068A	444.54	445.54	1.00	0.04
and	446.54	447.60	1.06	0.03
M07-069	757.90	767.40	9.50	0.25
incl	758.90	766.40	7.50	0.31
incl	758.90	759.40	0.50	1.80
M07-070	NSV			
M07-070A-C				
M07-072	423.80	429.88	6.08	0.06
and	547.40	557.50	10.10	0.24
incl	550.50	553.50	3.00	0.25
incl	554.50	557.50	3.00	0.39
M07-073	283.00	284.00	1.00	0.13
and	326.00	329.00	3.00	0.07
and	455.00	457.00	2.00	0.09
M07-074	495.07	499.30	4.23	0.08
incl	498.71	499.30	0.59	0.16
and	511.80	512.80	1.00	0.09
M07-075A	NSV			
M07-076	293.70	294.70	1.00	0.06
and	316.13	318.13	2.00	0.04
and	486.63	488.00	1.37	0.04
and	491.90	492.90	1.00	0.04
M07-077	337.00	337.60	0.60	0.17
and	621.75	622.75	1.00	0.04
M07-078	245.86	247.06	1.20	0.06
and	261.37	261.87	0.50	0.04
and	267.05	268.05	1.00	0.16
and	455.65	457.21	1.56	0.04
and	495.70	496.77	1.07	0.03
M07-079	670.08	670.50	0.42	0.03
M07-080	NSV			
M07-081	424.00	425.00	1.00	0.04
and	433.00	434.00	1.00	0.05

and	469.31	470.31	1.00	0.03
and	605.10	609.10	4.00	0.12
incl	607.10	609.10	2.00	0.17
and	612.60	613.60	1.00	0.03
M07-082	94.00	95.00	1.00	0.03
and	118.47	120.71	2.24	0.05
and	125.29	126.29	1.00	0.04
and	130.19	131.79	1.60	0.11
incl	130.19	130.99	0.80	0.16
and	140.21	176.03	35.82	0.13
incl	140.21	142.21	2.00	0.24
incl	147.21	149.21	2.00	0.24
incl	150.21	152.21	2.00	0.26
incl	155.42	157.62	2.20	0.37
M07-083	719.00	730.00	11.00	0.17
incl	724.00	728.00	4.00	0.26
and	741.74	742.94	1.20	0.05
and	745.55	746.63	1.08	0.10
and	759.88	765.44	5.56	0.40
incl	761.88	762.8	0.92	0.61
incl	764.30	765.44	1.14	0.95
M07-084	143.02	144.20	1.18	0.04
and	154.40	183.22	28.82	0.12
incl	155.40	165.40	10.00	0.23
and incl	160.40	163.40	3.00	0.39
incl	168.35	169.15	0.80	0.20
M07-085	306.19	306.77	0.58	0.08
M07-086	145.90	146.90	1.00	0.07
and	170.67	211.16	40.49	0.10
incl	170.67	185.02	14.35	0.17
and incl	174.67	175.67	1.00	0.36
and incl	177.67	178.67	1.00	0.31
and incl	180.67	182.67	2.00	0.27
incl	188.20	189.20	1.00	0.29
incl	197.37	198.37	1.00	0.18
M07-087	119.91	121.29	1.38	0.13
and	126.30	127.07	077	0.17
and	134.00	173.07	39.07	0.10
incl	135.00	142.09	7.09	0.19
incl	142.82	146.74	3.92	0.26
incl	148.45	151.45	3.00	0.18
incl	171.04	173.07	2.03	0.23

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length)

Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

13.2 JACQUES LAKE TARGET AREA

13.2.1 Introduction

A diamond drilling program consisting of 22,000 metres was proposed for the Jacques Lake deposit in 2007. The focus of the proposed program was to test for additional mineralization down-dip and down-plunge to the south west of the existing resource area at the deposit.

A total of **29 drill holes** with a cumulative length of **14,209.00 m** were completed on the Jacques Lake target **(Figure 13.2.1 and Table 13.2.1)** between April 27th 2007 and October 31st 2007 using up to four helicopter-supported drill rigs from Falcon Drilling. Drilling was focused on exploring for down-dip and down-plunge extensions to the deposit. Drill holes were oriented at 315° azimuth to intercept mineralization a roughly perpendicular orientation.

The short fall in the actual drilling meterage versus the proposed drill meterage were due to early season weather delays, mechanical breakdown delays, and chronic drill crew shortages.

13.2.2 Discussion

The 2007 drill program was successful in expanding the Jacques Lake deposit further to the west and down-dip **(Figure 13.2.2 and 13.2.3 and Table 13.2.2)**. The 2007 drill program also added confidence to the understanding of the fold interference pattern controlling thickening of the mineralized zone. Intervals of uranium mineralization intersected in 2007 are of comparable width and grade to those cut in 2006.

Uranium mineralization at Jacques Lake is hosted within a package of magnetite bearing intermediate volcanic rocks (trachyandesites), variably hematized and albitized. Mineralization is correlatable with an increase in both magnetite and hematite content. Ore zones are interpreted to have undergone multiple folding events, and to be plunging to the south. The hanging wall to the deposit consists of a poorly sorted heterolithic conglomerate, clasts of albitized intermediate volcanics have been observed within the conglomerate, and as such the hanging wall conglomerate is interpreted to be younger than the host intermediate volanics. The footwall to the deposit is dominantly a granite pluton related to the Trans-Labrador batholith. All levels of the deposit area are cut by a series of mafic intrusive bodies, these bodies crosscut the mineralized zones and may be unfoliated to strongly foliated. The deposit is poorly exposed at surface with a series of mineralized outcrops scattered along the slope overlying the deposit. Airborne magnetics are effective in mapping the distribution of magnetite alteration in the area, and therefore the extent of the host rocks.

Highlights from 2007 drilling include: DDH **JL07-070** which intersected **0.12% U_3O_8/17.0m** approximately 100m down plunge from the existing resource block. Other results include: **0.15% U_3O_8/15.02m** including **0.21% U_3O_8/7.00m** in JL07-061; **011% U_3O_8/26.00m** in JL07-062; and **0.12% U_3O_8/42.50m** in JL07-066. Drill hole

JL07-076 intersected a main zone of **0.11% U_3O_8/10m** approximately 200m down-plunge from the existing resource block, demonstrating the potential for additional mineralization to occur in close proximity to the existing deposit.

Work in 2008 should continue to focus on following the down-plunge extension of the zone to the southwest and continuing the conversion of inferred resource blocks to indicated, through adding additional infill drill holes in the inferred resource. Exploration potential is believed to exist to the North East of the current deposit, in an area of coincident airborne magnetic and radiometric anomalies.

Figure 13.2.1: Jacques Lake Target Area, Plan Map of 2007 DDH Locations


JL07-058A
JL07-059
JL07-068
JL07-060/061/062
JL07-063/065/067
JL07-053/055/057
JL07-052/054/056/064/066
JL07-071/075
JL07-069
JL07-070
JL07-074
JL07-072/073
JL07-077/078
JL07-076
JL07-079
aurora
Jacques Lake
DDH Plan Map

Table 13.2.1: Summary of 2007 Jacques Lake Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Jacques Lake Data = NAD 83, zone 21							
1	JL07-052	333132	6066001	270	315	-55	550.16
2	JL07-053	333176	6066031	283	315	-55	541.02
3	JL07-054	333132	6066001	270	315	-68	799.19
4	JL07-055	333176	6066031	283	315	-68	736.09
5	JL07-056	333132	6066001	270	315	-80	1,061.62
6	JL07-057	333176	6066031	283	315	-80	1,075.25
7	JL07-058	332848	6066173	191	315	-45	104.90
8	JL07-058A	332848	6066173	191	315	-45	257.56
9	JL07-059	332778	6066146	189	315	-45	226.47
10	JL07-060	332893	6066044	223	315	-50	339.84
11	JL07-061	332893	6066044	223	315	-60	373.68
12	JL07-062	332893	6066044	223	315	-75	380.09
13	JL07-063	332853	6066004	223	315	-50	355.40
14	JL07-064*	333132	6066001	270	315	-45	183.48
15	JL07-065	332853	6066004	223	315	-60	372.16
16	JL07-066	333132	6066001	270	300	-50	557.78
17	JL07-067	332853	6066004	223	315	-75	395.63
18	JL07-068	332931	6066083	235	315	-50	349.61
19	JL07-069	332778	6065935	209	315	-45	377.04
20	JL07-070	332962	6065972	235	315	-75	477.93
21	JL07-071	333104	6065963	258	300	-50	504.75
22	JL07-072	332900	6065894	229	315	-60	593.01
23	JL07-073	332900	6065894	229	315	-50	439.83
24	JL07-074	332813	6065878	211	310	-60	440.44
25	JL07-075	333104	6065963	258	300	-68	610.82
26	JL07-076	332749	6065799	207	325	-57	465.73
27	JL07-077*	333094	6065803	230	315	-48	215.49
28	JL07-078	333094	6065803	230	315	-56	691.29
29	JL07-079	333041	6065743	233	315	-56	732.74
Total							**14,209.00**

* denotes abandoned drill hole

Figure 13.2.2: Jacques Lake Target Area, DDH Cross-Section L900mE

(Looking 225 degrees - Showing interpreted geology and ore zones)



200 mE
400 mE
600 mE
800 mE
1,000 mE
200 mN
0 mN
-200 mN
-400 mN
JL07-062
JL07-061
JL07-060
JL06-023A
JL06-022
Interpreted Orezones
Mafic Intrusive
JL07-071
231.2m
JL07-070
JL07-060
339.85m
JL06-022
333.76m
JL06-023A
309.68m
JL07-071
504.75m
JL07-061
373.68m
JL07-062
360.09m
Hangingwall Conglomerate
JL07-070
477.93m
Footwall Granite
JL07-078
684.3m
Host Intermediate Volcanic

Figure 13.2.3: Jacques Lake Target Area, DDH Vertical Longitudinal Section
(%U3O8 x thickness - looking ~315 degrees)


SW
NE
100 m
0 m
-100 m
-200 m
-300 mN
700 mE
800 mE
900 mE
1000 mE
JL07-074
JL07-068
0.08% U308/20.0 m
JL07-073
0.05% U308/37.09 m
JL07-072
JL07-076
0.11% U308/10.0 m
JL07-070
JL07-078
0.11% U308/7.0 m
JL07-079
JL07-075
Limit of Drilling
metres
% U308 x Thickness
7
6
5
4
3
2
1
0.5
0
New Holes
2007 Holes
Pre-2007 Drill Holes
aurora
aurora energy resources inc.

Minimum Curvature Grid 1m Cell Size, Interior Tension 15

Table 13.2.2: Summary of 2007 Jacques Lake Assay Composites

Hole ID	From	To	Interval	%U3O8
cut off grade 0.03%U3O8				
JL07-052	295.96	296.96	1.00	0.08
and	408.50	413.50	5.00	0.06
JL07-053	306.50	312.50	6.00	0.06
incl.	309.43	310.00	0.57	0.14
and	397.00	398.00	1.00	0.04
and	444.47	445.50	1.03	0.06
and	448.50	448.95	0.45	0.06
JL07-054	310.00	311.00	1.00	0.03
JL07-055	362.11	363.11	1.00	0.06
and	378.72	379.72	1.00	0.07
and	499.75	500.75	1.00	0.05
JL07-056	No samples taken			
JL07-057	895.50	897.50	2.00	0.07
JL07-058	17.00	24.00	7.00	0.09
incl.	19.00	20.00	1.00	0.20
and	30.00	33.50	3.50	0.05
incl.	32.50	33.50	1.00	0.10
and	95.00	97.00	2.00	0.05
JL07-058A	16.24	23.24	7.00	0.09
incl.	17.24	20.24	3.00	0.15
and	25.24	26.24	1.00	0.08
and	32.25	34.64	2.39	0.09
and	125.50	126.50	1.00	0.03
and	191.00	192.00	1.00	0.05
JL07-059	90.50	92.50	2.00	0.08
JL07-060	120.28	133.50	13.22	0.09
incl.	120.28	124.50	4.22	0.13
and incl	126.50	127.50	1.00	0.22
and	158.88	159.88	1.00	0.04
and	190.50	192.50	2.00	0.04
and	195.50	195.60	0.10	0.04
and	215.25	225.60	10.35	0.05
incl.	220.60	221.60	1.00	0.12
and	242.00	253.00	11.00	0.12
incl.	243.00	244.00	1.00	0.25
incl.	246.00	251.00	5.00	0.15
and	270.95	273.95	3.00	0.07
and	296.75	304.50	7.75	0.03
JL07-061	126.37	141.39	15.02	0.15
incl.	126.37	133.37	7.00	0.21
and	172.04	172.52	0.48	0.08
and	224.11	229.96	5.85	0.06
incl.	228.96	229.96	1.00	0.17
and	233.96	234.96	1.00	0.56
and	237.96	238.96	1.00	0.04
and	256.36	257.11	0.75	0.15

and	288.95	293.20	4.25	0.18
JL07-062	164.00	190.00	26.00	0.11
incl.	166.00	168.00	2.00	0.14
incl.	174.00	177.00	3.00	0.21
incl.	180.00	181.00	1.00	0.20
incl.	188.00	189.00	1.00	0.19
and	230.00	233.00	3.00	0.11
incl.	232.00	233.00	1.00	0.19
JL07-063	104.00	119.55	15.55	0.05
incl.	104.00	105.00	1.00	0.09
incl.	114.00	115.00	1.00	0.14
incl.	116.00	117.00	1.00	0.12
and	137.00	138.00	1.00	0.03
and	184.50	195.22	10.72	0.04
and	215.50	232.00	16.50	0.06
incl.	217.50	218.50	1.00	0.11
incl.	226.00	227.00	1.00	0.16
and	256.50	265.00	8.50	0.04
incl.	260.50	261.50	1.00	0.10
and	277.00	280.00	3.00	0.05
incl.	278.00	279.00	1.00	0.07
and	283.00	285.00	2.00	0.03
and	298.00	304.00	6.00	0.09
incl.	299.00	300.00	1.00	0.17
incl.	302.00	303.00	1.00	0.15
and	322.50	324.50	2.00	0.06
JL07-064	No samples taken			
JL07-065	119.00	135.50	16.50	0.09
incl.	119.00	121.00	2.00	0.20
incl.	124.00	127.47	3.47	0.19
and	263.00	264.00	1.00	0.04
and	269.00	270.00	1.00	0.04
and	274.50	284.31	9.81	0.07
incl.	281.00	284.31	3.31	0.12
JL07-066	370.00	412.50	42.50	0.12
incl.	370.00	373.00	3.00	0.23
incl.	374.40	375.00	0.60	0.19
incl.	384.00	385.00	1.00	0.17
incl.	387.50	390.85	3.35	0.37
incl.	392.50	397.50	5.00	0.27
incl.	400.50	401.50	1.00	0.15
incl.	404.50	406.50	2.00	0.20
JL07-067	155.81	158.00	2.19	0.05
and	169.75	173.50	3.75	0.03
and	199.50	206.00	6.50	0.05
and	387.53	388.03	0.50	0.04
JL07-068	52.50	53.00	0.50	0.09
and	149.10	169.10	20.00	0.08
incl.	149.10	154.10	5.00	0.13
and incl.	161.10	163.10	2.00	0.15

and incl.	166.10	168.10	2.00	0.16
and	172.10	173.10	1.00	0.04
and	185.80	188.10	2.30	0.08
and	197.10	209.77	12.67	0.04
incl.	205.10	206.10	1.00	0.10
and	273.00	274.00	1.00	0.05
and	278.00	279.00	1.00	0.08
and	299.00	301.00	2.00	0.10
JL07-069	279.35	280.35	1.00	0.04
and	306.50	307.50	1.00	0.05
JL07-070	401.00	418.00	17.00	0.12
incl.	408.00	412.00	4.00	0.27
JL07-071	113.50	114.50	1.00	0.04
and	338.00	340.00	2.00	0.05
and	343.00	344.00	1.00	0.07
and	374.00	376.00	2.00	0.14
and	468.00	471.00	3.00	0.06
JL07-072	No samples taken			
JL07-073	346.00	347.00	1.00	0.05
and	359.00	396.09	37.09	0.05
incl.	359.00	360.00	1.00	0.12
incl.	373.00	375.00	2.00	0.09
JL07-074	362.00	364.00	2.00	0.04
and	371.00	375.00	4.00	0.03
and	379.00	380.00	1.00	0.04
and	386.00	389.00	3.00	0.04
JL07-075	472.00	473.00	1.00	0.03
and	503.50	504.50	1.00	0.03
JL07-076	374.00	378.00	4.00	0.05
and	380.00	381.00	1.00	0.04
and	384.00	391.00	7.00	0.05
incl.	389.00	390.00	1.00	0.11
and	398.00	400.00	2.00	0.04
and	411.00	421.00	10.00	0.11
incl.	412.00	413.00	1.00	0.17
incl.	416.00	419.00	3.00	0.23
JL07-077	No samples taken			
JL07-078	555.00	562.00	7.00	0.11
incl.	559.00	561.00	2.00	0.21
and	565.00	566.00	1.00	0.05
and	572.10	581.30	9.20	0.08
incl.	572.10	574.00	1.90	0.13
incl.	579.00	580.00	1.00	0.11
JL07-079	372.00	372.26	0.26	0.07

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length)
Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

13.3 MELODY LAKE TARGET AREA

13.3.1 Introduction

At total of 4,000 metres were originally budgeted to test the Melody Hill target during the 2007 field season. The focus of the planned program was to test coincident gravity and uranium-in-lake-sediment anomalies beneath Melody and Jamson Lakes via drill setups on the ice, and to also follow up encouraging drill results from Brinex drilling in the late 1970's near the eastern shore of Melody Lake.

A total of **14 drills holes totaling 3,376.17 metres** were drilled on the Melody and Jamson Lake targets between April 16, 2007 and June 9th, 2007 using two helicopter-supported drill rigs from Falcon Drilling. Details concerning the individual holes are listed below in **Table 13.3.1** and also shown in **Figures 13.3.1 and 13.3.2**.

Table 13.3.1: Summary of 2007 Melody Hill Drilling

# Holes	Hole_ID	UTM_East	UTM_North	Zone	Elev. (m)	Azimuth	Dip	TD (m)
ML Data = NAD 83, zone 20 & 21								
1	**ML07-001**	692069	6063574	20	~270	72.5	-45.5	304.80
2	**ML07-002**	692068	6063575	20	~270	350	-45	18.90
3	**ML07-003**	692068	6063575	20	~270	350	-55	16.80
4	**ML07-004**	692068	6063575	20	~270	350	-60	365.85
5	**ML07-005**	698068	6063572	20	~270	170	-55	342.60
6	**ML07-006**	692393	6063096	20	~265	45	-45	305.71
7	**ML07-007**	693436	6062169	20	~265	161	-45	306.93
8	**ML07-008**	306605	6061953	21	~200	235	-45	21.34
9	**ML07-009**	306605	6061953	21	~200	235	-50	301.14
10	**ML07-010**	693436	6062169	20	~200	161	-85	163.37
11	**ML07-011**	306605	6061953	21	~200	163	-45	285.60
12	**ML07-012**	693436	6062169	20	~200	115	-45	272.49
13	**ML07-013**	693436	6062169	20	~200	330	-45	304.88
14	**ML07-014**	306605	6061953	21	~200	163	-60	365.76
Total								**3,376.17**

Figure 13.3.1: Melody Lake Target Area, Plan Map of 2007 DDH Locations – Jamson Lake


Figure 2: Jamson Lake drill hole locations with magnetics and gravity contours
ML07-006
200
400

Figure 13.3.2: Melody Lake Target Area, Plan Map of 2007 DDH Location – Melody Lake


Figure 3: Melody Lake drill hole locations with magnetics and gravity contours
N
ML07-012
ML07-011
0
100
meters

13.3.2 Discussion

Drilling was originally to have been carried out from the ice of Melody and Jamson Lakes but delays in receiving drill permits and the subsequent rapidly deterioration of the ice conditions, resulted in a relocation to less desirable land based

sites, much further from the planned targets. A total of 7 land based sites were selected on the northern and southern shores Jamson Lake and eastern shore of Melody Lake in order to test the chosen targets.

Targeting criteria based on airborne magnetic interpretations, gravity surveys and lake sediment geochemical anomalies, indicated a likely host to mineralization along a contact between felsic volcanic rocks and a granitic pluton.

Drilling returned generally disappointing results, with only spot highs being intersected in holes M07-007 and M07-011. Mineralization intersected was hosted in fractured granitoid rocks, with no discernable deformation or alteration associated with the mineralized zones. It is believed that due to the inability to drill from the ideal locations on the ice, the targets were not adequately tested.

Table 13.3.2: Summary of 2007 Melody Hill Assay Composites

Hole ID	From(m)	To(m)	Interval(m)	%U3O8
cut off grade 0.03% U3O8				
ML07-001	NSV			
ML07-002	NSV			
ML07-003	NSV			
ML07-004	NSV			
ML07-005	NSV			
ML07-006	NSV			
ML07-007	41.35	42.05	0.7	0.073
ML07-008	NSV			
ML07-009	NSV			
ML07-010	NSV			
ML07-011	52.29	53.29	1	0.054
and	60.41	61.41	1	0.105
and	108.81	109.44	0.63	0.089
ML07-012	NSV			
ML07-013	NSV			
ML07-014	NSV			

(NSV = no significant results)

Assay composites are calculated using the following formula:
[Sum(sample %U3O8 x sample interval length)]/(total interval length)
Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

The drilling of these anomalies may be revisited in 2008 but the given the erratic nature of the mineralization observed in 2007 drill holes and the target location beneath Melody and Jamson Lakes, this remains a challenging target.

13.4 AURORA CORRIDOR TARGET AREA

13.4.1 Introduction

The Aurora Corridor target area is located approximately 10km to the west of the Jacques Lake deposit, on the south western shore of Jacques Lake. Drill holes totaling 2,250 metres were originally proposed at the start of the exploration program to test the Aurora Corridor target. The target consisted of an east-west striking shear zone with a coincident magnetic anomaly with numerous occurrences of uranium mineralization along its length.

A total of **12 drill holes totaling 2,047.32 metres** were drilled between June 17, 2007 and August 1, 2007 and between October 22, 2007 and October 27, 2007 using one helicopter-supported drill rig from Falcon Drilling. Details concerning the individual holes are listed below in **Table 13.4.1**, and also shown in **Figure 13.4.1**.

Table 13.4.1: Summary of 2007 Aurora Corridor Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Aurora Corridor Data = NAD 83, zone 21							
1	**AR07-001**	321142	6060904	259	355	-45	99.36
2	**AR07-002**	321142	6060904	259	355	-75	319.74
3	**AR07-003**	321324	6060931	280	355	-45	373.67
4	**AR07-004**	321324	6060931	280	355	-75	93.27
5	**AR07-005**	321351	6060920	280	22	-45	104.24
6	**AR07-006**	321351	6060920	280	22	-51	96.62
7	**AR07-007**	321351	6060920	280	8	-45	102.72
8	**AR07-008**	322555	6060992	314	332	-45	255.12
9	**AR07-009**	322555	6060992	314	332	-75	93.57
10	**AR07-010**	322678	6061009	312	332	-45	163.07
11	**AR07-011**	322678	6061009	312	332	-75	146.91
12	**AR07-012**	321202	6060755	317	355	-45	199.03
Total							**2,047.32**

13.4.2 Discussion

a) Geology – The Aurora Corridor Property is characterized by a narrow E-W trending aeromagnetic anomaly that is 9km in strike-length, and two small airborne radiometric anomalies. These two geophysical signatures are coincident with the Aurora River Shear Zone (ARSZ), a prominent E-W trending, ductile reverse-dextral, mylonitic shear zone that cuts across the entire property.

The geology is classified into three main lithotectonic domains; 1) the Hanging Wall which consists of moderately deformed Aillik Group rocks, 2) strongly to extremely deformed rocks of the Aurora River Shear Zone, and 3) the Footwall which consists of variably deformed granitoids. Within these lithotectonic domains, several distinct lithologies were encountered during the 2007 drill program and they have been summarized in the **Table 13.4.2** below:

Table 13.4.2: Summary of the Aurora Corridor Drill Program Lithologies

Lithology	Lithotectonic Domain
Coarsely porphyritic felsic metavolcanic	Shear Zone
Finely porphyritic felsic metavolcanic	Shear Zone
Mylonitized porphyroblastic mafic volcanic	Shear Zone
Pink fine-grained felsic volcanics intercalated with transposed, green mafic volcanics	Eastern Anomaly U Mineralization Host Rock within the Shear Zone
Mylonitized, strongly altered volcanic pseudo-brecciated with actinolite + calcite + chlorite +/- pyrite and hematite-magnetite alteration	Western Anomaly U Mineralization Host Rock within the Shear Zone
Syn-kinematic mafic dyke	Shear Zone
Undifferentiable mafic dyke	Shear Zone
Medium-grained granite	Footwall
Foliated medium-grained granite	Footwall
Post-kinematic diorite dyke	Footwall

Intense alteration and deformation throughout the entire Aurora River Shear Zone units makes identifying the protolith a difficult task. Two main alteration assemblages are present:

1) a peak metamorphic assemblage consisting mainly of albite-K feldspar-amphibole-biotite+/-magnetite with occasional titanite+/-garnet; and
2) a retrograde overprint assemblage including epidote-chlorite-calcite+/-pyrite.

Uranium mineralization was encountered in the strongly sheared to mylonitized volcanic rocks of the Aurora River Shear Zone. Mineralization drilled in the Western Anomaly was hosted in a hematite-altered, extremely magnetite-rich, fibrous actinolite + calcite + chlorite felsic volcanic pseudo-breccia; whereas mineralization drilled on the Eastern Anomaly was typically hosted within a pervasively hematite-altered, thinly banded felsic metavolcanic unit with moderate to strong disseminated magnetite – a common, un-mineralized unit on the Western Anomaly. Only one exception to mineralization host rock occurs; AR07-009, the western most drill hole of the Eastern Anomaly that intercepted a second mineralization zone contained within the pseudo-breccia host rock. Given that mineralization is found in two different rock types, mineralization was most likely present prior to the shear event with remobilization during the event.

b) Drill Results – Elevated to significant levels of uranium mineralization were intersected in 8 of the 12 holes drilled **(Table 13.4.3)**. Highlights from the drilling include: **0.11% U_3O_8/2.0m** and **0.19% U_3O_8/1.5m** including **0.48% U_3O_8/0.5m** in AR07-002; and **0.16% U_3O_8/1.5m** and **0.14% U_3O_8/2.0m** in AR07-011. These values are comparable to the initial shallow drill results from both the Michelin and Jacques Lake Deposits, and as a result, the entire Aurora Corridor warrants considerably more drilling, prospecting, and mapping in 2008.

The strong correlation between disseminated magnetite and uranium mineralization in this area is an excellent tool for focusing drill targets. Thickened magnetic anomalies past the eastern and western extent of drilling in 2007 most likely correspond to hinge zones and fold interference structures with potential for wider sequences of mineralization.

Figure 13.4.1: Aurora Corridor Target Area, Plan Map of 2007 DDH Locations


mE
321500 mE
322000 mE
322500 mE
6061500 mN
6061000 mN
6060500 mN
Jacques
Lake
AR07-001&
AR07-002
AR07-005,
AR07-006,&
AR07-007
AR07-003 &
AR07-004
AR07-012
AR07-010 &
AR07-011
AR07-008 &
AR07-009
aurora
CMB Regional 2007
Aurora Corridor Property
Drill Hole Locations
Overlying Magnetics
0
75
150
300
metres


AR07-001
99.36m
AR07-002
319.74m
Felsic Volcanic
Pseudo-Breccia:
Mineralization Host
Coarsely Porphyritic
Felsic Volcanics
Finely Porphyritic
Felsic Volcanics
Finely Porphyritic
Felsic Volcanics
AR07-002
319.74m
aurora

Figure 13.4.2: Representative Cross-section of drill holes AR07-001 and AR07-002

Table 13.4.3: Summary of 2007 Aurora Corridor Assay Composites

Hole ID	From (m)	To (m)	Interval (m)	%U_3O_8
cut off grade 0.03% U_3O_8				
AR07-001	22.32	23.32	1.00	0.05
and	26.32	27.32	1.00	0.03
and	30.07	30.82	0.75	0.08
AR07-002	37.00	39.00	2.00	0.11
incl	37.00	38.00	1.00	0.15
and	46.00	50.50	4.50	0.08
incl	49.00	50.50	1.50	0.19
and incl	50.00	50.50	0.50	0.48
AR07-003	34.80	35.30	0.50	0.03
AR07-004	No samples taken			
AR07-005	44.80	45.15	0.35	0.10
and	48.27	48.95	0.68	0.07
AR07-006	No samples taken			
AR07-007	No samples taken			
AR07-008	34.95	36.66	1.71	0.10
incl	34.95	35.66	0.71	0.15
and	40.53	41.00	0.47	0.04
AR07-009	49.95	52.45	2.50	0.10
incl	49.95	50.95	1.00	0.19
and	70.43	71.43	1.00	0.05
AR07-010	17.05	21.55	4.50	0.06
incl	20.05	21.55	1.50	0.11
AR07-011	23.05	30.05	7.00	0.07
incl	23.55	24.05	0.50	0.11
incl	28.05	30.05	2.00	0.14
and	30.70	31.35	0.65	0.04
and	53.73	54.48	0.75	0.08
AR07-012	21.00	23.00	2.00	0.05

Assay composites are calculated using the following formula:
[Sum(sample %U3O8 x sample interval length)]/(total interval length)
Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

13.5 BURNT BROOK TARGET AREA

13.5.1 Introduction

A total of 12 drill holes totaling 3,000 m were planned for the 2007 field season on the Burnt Brook Property, located 4.0 km southwest of the Jacques Lake Deposit. The goal of the 2007 drill program was to test known occurrences of outcropping uranium mineralization identified in the late 1970s through trenching and surface mapping within the same stratigraphic package as Jacques Lake. Particular attention was paid to targeting mapped folds in the area.

At total of **10 drill holes totaling 1,828.42 metres** were completed in the Burnt Brook area between September 21 and October 27, 2007 using one helicopter-supported drill rig from Falcon Drilling. Drilling was focused on undercutting a series of previously identified mineralized trenches, as well as testing an interpreted fold closure to the northeast.

Details of the 2007 drill holes are listed in **Table 13.5.1,** and shown in **Figure 13.5.2.**

Table 13.5.1: Summary of 2007 Burnt Brook Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Burnt Brook Data = NAD 83, zone 21							
1	**BB07-001**	329741	6063335	257.8	310	-45	300.23
2	**BB07-002**	329776	6063300	244.8	310	-45	168.86
3	**BB07-003**	329776	6063300	244.8	310	-75	174.96
4	**BB07-004**	329684	6063249	255.6	310	-45	157.89
5	**BB07-005**	329727	6063215	250.8	310	-45	243.54
6	**BB07-006**	329900	6063290	240	290	-45	224.64
7	**BB07-007**	329938	6063328	245	310	-45	145.39
8	**BB07-008**	329938	6063328	245	310	-70	70.32
9	**BB07-009**	329906	6063202	233	310	-45	218.54
10	**BB07-010**	329848	6063373	245	310	-45	124.05
Total							**1,828.42**

13.5.2 Discussion

a) Geology – The Burnt Brook Prospect is underlain by a northeast-southwest striking sequence of Aillik Group metasediments and volcanics. A granitoid batholith intrudes to the north, and several mafic and intermediate dykes are present throughout the property. A few units are very similar in nature to those at the Jacques Lake Property just a few kilometres to the east. Several main lithologies were encountered in drilling and mapping the Burnt Brook Prospect and have been identified in **Table 13.5.2**.

Table 13.5.2: Main Lithologies of the Burnt Brook Target

Lithology	Description
Microdiorite mafic intrusive	Felspar porphyritic with dark grey aphanitic matrix; Rare quartz; **Hosts mineralization**
Psammite	Grey & thinly bedded; **Hosts mineralization**
Meta-pelite	Argillaceous; **Hosts mineralization**
Metamorphosed rhyolite	Quartz & feldspar porphyritic
Mafic tuff	Contains thin beds of arkosic and locally, black pebble conglomerate
Metamorphosed plagioclase porphyry	Dark grey aphanitic matrix with up to 20% plagioclase laths and occasional rounded quartz phenocryst; Massive to flow banded
Mafic metavolcanic crystal - lapilli tuff	Fine-grained and foliated with broken phenos of plagioclase laths and rounded quartz phenocrysts; Rare fragments of fine-grained sedimentary rock
Intermediate metavolcanic crystal-lapilli tuff	Fine-grained and foliated; Broken phenocrysts of plagioclase laths and rounded quartz
Intermediate metavolcanic	Similar to Jacques Lake unit; **Occasionally hosts mineralization**
Medium-grained granite	Foliated
Diorite mafic dyke	Syn-kinematic with penetrative S2 foliation
Mafic dyke	Undifferentiable
Post-kinematic mafic dyke	Un-foliated
Pre-kinematic mafic dyke	Foliated

Uranium mineralization is typically hosted in pelitic and psammitic Aillik Group metasediments confirming observations from surface mapping. The metasediment host rocks are associated with increased hematite alteration, strong disseminated magnetite, and calcite+biotite+/-chlorite+/-sulphide veining. Mineralization has also been encountered within a later microdioritic intrusive, and appears to have been remobilized from xenoliths of the metasediments contained within this relatively fresh intrusive. This intrusive host rock is associated with increased hematite alteration, actinolite-calcite+/-biotite veining, and moderately to strongly disseminated magnetite. Minor intervals of mineralization also occurred in moderately hematized and albitized intermediate volcanics similar to the host rocks at the Jacques Lake deposit.

Fold system geometry and mesoscale fold interference structures control the distribution of mineralization on this property. Field observations have indicated that the

host rocks form the core of a large scale asymmetric Type II interference structure and are enclosed by felsic volcanic rocks. The strike extent of the prospect is limited to the northeast by the closure of an F_2 synform and to the southwest by closure of an F_1 synform\antiform pair.

b) Drill Results – Highlights from 2007 drilling include **0.05% U_3O_8/7.00m** in BB07-001, **0.09% U_3O_8/2.00m** in BB07-002, and **0.06% U_3O_8/4.73m** in BB07-003.

While mineralized zones were generally narrow, i.e. 1-7 metres, sufficiently elevated levels of radioactivity have been intersected to warrant follow up surface work and diamond drilling in the 2008 field season. Drilling in the 2008 field season will focus on the continued step-out from known outcropping of mineralization.

Figure 13.5.1 Burnt Brook Target – Cross Section L950mE
(Interpreted subsurface geology + %U_3O_8 histogram)


100 mE
200 mE
300 mE
BB07-008
BB07-007
BB07-010
Meta-pelite
Meta-pelite
200 mN
100 mN
Metamorphosed
Feldspar &
Quartz-phyric
Rhyolite
Mafic Dykes
Intermediate
Metavolcanic
Crystal-lapilli
Tuff

Table 13.5.3: Summary of 2007 Burnt Brook Assay Composites

Hole ID		From (m)	To (m)	Interval (m)	% U_3O_8
cut off grade 0.03% U_3O_8					
BB07-001		5.75	12.75	7.00	0.05
	incl	6.75	7.75	1.00	0.17
	and	20.50	21.50	1.00	0.03
	and	24.50	26.50	2.00	0.07
BB07-002		1.52	3.50	1.98	0.09
	incl	1.52	2.50	0.98	0.11
BB07-003		1.52	6.25	4.73	0.06
	incl	4.25	5.25	1.00	0.10
	and	15.05	17.23	2.18	0.05
	and	21.10	22.10	1.00	0.04
BB07-004		4.00	5.00	1.00	0.06
BB07-005		36.00	37.00	1.00	0.04
BB07-006		127.00	128.00	1.00	0.03
BB07-007		NSV			
BB07-008		14.50	18.50	4.00	0.04
	incl	14.50	15.50	1.00	0.08
	incl	17.50	18.50	1.00	0.08
BB07-009		No samples taken			
BB07-010		36.50	37.50	1.00	0.04
NSV = No Significant Results					

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length)

Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

Figure 13.5.2: Burnt Brook Target Area, Plan Map of 2007 DDH Locations



329600 mE
329700 mE
329800 mE
329900 mE
330000 mE
6063400 mN
6063300 mN
6063200 mN
BB07-001
300.23m
BB07-002
168.86m
BB07-005
243.54m
BB07-004
157.89m
BB07-010
BB07-007
BB07-003
BB07-002
BB07-003
BB07-004
BB07-005
aurora
Burnt Brook Property
CMB Regional 2007
DDH Plan Map
Overlying Lithology
0
20
40
60
metres
Surface Geology Legend

13.6 GAYLE TARGET AREA

13.6.1 Introduction

The Gayle target area is located approximately 1.5 kilometres to the west of the Jacques Lake deposit, and marks the eastern limits of what is referred to as the Aurora Corridor. A proposed diamond drilling program of 900 metres in 8 holes was recommended to test the Gayle target for subsurface extension to outcropping uranium mineralization identified by Brinex within hematized and albitized intermediate volcanic rocks.

A total of **8 drill holes totaling 961.33 metres** were completed in the Gayle Target between September 28, 2007 and October 22, 2007 using one helicopter-supported drill rig from Falcon Drilling. The drilling was focused in an area of historic trenching with step outs to the southwest along strike.

Details of the 2007 drill holes are listed in **Table 13.6.1,** and are shown in **Figure 13.6.1.**

Table 13.6.1 Summary of 2007 Gayle Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Gayle Data = NAD 83, zone 21							
1	**GL07-001**	331690	6065827	237.3	310	-65	91.44
2	**GL07-002**	331690	6065827	237.3	310	-45	103.63
3	**GL07-003**	331733	6065868	235.6	310	-45	106.38
4	**GL07-004**	331733	6065868	235.6	310	-70	102.41
5	**GL07-005**	331506	6065793	233.5	310	-45	102.72
6	**GL07-006**	331506	6065793	233.5	310	70	124.05
7	**GL07-007**	331602	6065804	232	310	-50	124.05
8	**GL07-008**	331549	6065647	244	310	-50	206.65
Total							**961.33**

13.6.2 Discussion

b) Geology – The Gayle Prospect is underlain by Aillik Group rocks, a granitoid instrusive suite, and several mafic dykes; all of which are very similar in nature to those at the Jacques Lake Property, just a few kilometres to the east. Several main lithologies were encountered in drilling and mapping the Gayle Prospect and have been identified in **Table 13.6.2**.

Table 13.6.2: Main Lithologies of the Gayle Target

Lithology	Lithotectonic Domain
Polylithic conglomerate	Hanging Wall; Jacques Lake Unit
Intermediate volcanics (often containing intervals of large feldspar-quartz phenocrysts)	Hosts Rock for U Mineralization; Similar to Jacques Lake Unit
Feldspar porphyritic intermediate volcanics	Jacques Lake Unit
Feldspar-quartz porphyritic felsic volcanics	Jacques Lake Unit
Medium-grained granite	Footwall
Syn-kinematic mafic dyke	Regional dyke swarm
Post-kinematic mafic dyke	Regional dyke swarm

Mineralization intersected at Gayle was hosted in a fine-grained to aphanitic metamorphosed intermediate volcanic unit, similar to that found at Jacques Lake, and often associated with increased pervasive to patchy hematization, and increased chlorite-magnetite-actinolite-calcite rich zones as stockwork veining. However, the presence of this alteration assemblage is not always indicative of the presence of mineralization.

The Gayle Target Area is characterized by a magnetic high outlining a small fold interpreted from the regional magnetic survey. Mapping has confirmed the presence of folded contacts between main hanging wall units, which is consistent with folding of mineralization and alteration at the Gayle Prospect. An E-W fault with apparent dextral separation trends through the southern extent of the Jacques Lake Deposit and it has been suggested that the Gayle Prospect is a displaced extension of the Jacques Lake Deposit. The similarity in host rocks, alteration and structural controls associated with the mineralization support this hypothesis.

b) Drill Results – Drilling at Gayle returned generally disappointing results, with only weak, patchy mineralization occurring over narrow intervals usually <1 m but ranging up to 5 m. Five of the eight drill holes intersected elevated levels of radioactivity but with only three holes returning assays above cut-off grade (0.03%U_3O_8). The most notable result was returned from DDH GL07-006 with a grade of **0.06% U_3O_8/3m**, including **0.10% U_3O_8/1m**. As well, little continuity was seen between outcropping uranium mineralization and subsurface testing of those zones.

With very little mineralization intersected within the drill holes of the 2007 drill program, no further work is recommended on the Gayle Property in 2008.

Table 13.6.3: Summary of 2007 Gayle Assay Composites

Hole ID	From (m)	To (m)	Interval (m)	%U_3O_8
cut off grade 0.03% U_3O_8				
GL07-001	NSV			
GL07-002	26.00	27.00	1.00	0.03
and	60.00	63.00	3.00	0.04
GL07-003	NSV			
GL07-004	No Samples Taken			
GL07-005	No Samples Taken			
GL07-006	96.00	97.00	1.00	0.05
and	98.00	99.00	1.00	0.03
and	100.00	103.00	3.00	0.06
incl	100.00	101.00	1.00	0.10
GL07-007	82.25	82.75	0.50	0.06
GL07-008	No Samples Taken			
NSV = No Significant Results				

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length)
Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

Figure 13.6.1 Gayle Target Area, Plan Map of 2007 DDH Locations



331400 mE
331500 mE
331600 mE
331700 mE
331800 mE
6065900 mN
6065800 mN
6065700 mN
6065600 mN
Granite
Intermediate
Metavolcanics
Heterolithic
Conglomerate
GL07-002
103.83m
GL07-001
91.44m
GL07-004
99.38m
GL07-007
124 05m
GL07-005
102.72m
GL07-006
124.05m
GL07-008
206.65m
100 / 165.7
100 / 158.8
50 / 195.2
50 / 187.0
0 / 233.5
0 / 184.2
0 / 233.0
200 / 95.1
150 / 132.5
100 / 169.8
GL07-006
0.06% U3O8 / 3.0m
incl. 0.1% U3O8 / 1.0m
GL07-002
0.04% U3O8 / 3.0m
aurora
Gayle Property
CMB Regional 2007
DDH Plan Map
Overlying Magnetics.
0
20
40
80
metres

Figure 13.6.2: Gayle Representative Cross-section L250mE



MT-CO;pl
MT-IV
Fl.gr
400 mN
450 mN
500 mN
550 mN
250 mRL
200 mRL
150 mRL
100 mRL
Heterolithic
Conglomerate
Interpreted
Mineralized
Zone
Intermediate
Metavolcanic
Mafic Dykes
GL07-002
GL07-001
Granite
aurora
Gayle Property
CMB Regional 2007
Line 250mE
GL07-001 & 002
Site GP-1

13.7 GEAR TARGET AREA

13.7.1 Introduction

As a follow-up to the two confirmation holes drilled in 2006 on the historic Gear Prospect, an additional 2,000 m of diamond drilling were planned for 2007 to assess the down-dip and down-plunge potential of the mineralized zone.

A total of **6 drill holes totaling 1,933.35 meters** were drilled between August 1, 2007 and September 4, 2007 using one helicopter-supported drill rig from Falcon Drilling. Drilling was focused on confirming and extending previously known mineralization to depth and to test possible fold offsets for additional mineralization.

Details of the 2007 drill holes are listed in **Table 13.7.1** and shown in **Figure 13.7.1.** A typical cross-section is shown in **Figure 13.7.2.**

Table 13.7.1 Summary of 2007 Gear Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Gear Data = NAD 83, zone 21							
1	G07-004	337207	6091247	145	298	-75	411.18
2	G07-005	337248	6091147	143	300	-55	438.00
3	G07-006**	337248	6091147	143	300	-70	459.64
4	G07-007*	337248	6091147	143	300	-45	111.86
5	G07-007A	337248	6091147	143	300	-50	377.34
6	G07-008	337180	6091481	162	300	-45	135.33
Total	* denotes abandoned drill hole, **denotes drill not reaching target depth						1,933.35

13.7.2 Discussion

a) Geology – The stratigraphy of the Gear Property consists of Aillik Group banded psammite interbedded with metaconglomerate. The Post Hill Group, which unconformably underlies the Aillik Group, contains banded and sheared amphibolites, argillites and mafic (biotite-rich) quartzites. The Post Hill assemblage is thought to represent an intraflow sequence within the amphibolites (originally thick pillow lavas). Mafic and intermediate dykes, with minor felsic dykes, are found throughout both the Aillik and Post Hill Groups. The Post Hill Group features an earlier deformation even which is not evident in the Aillik Group. A stratigraphic column summarizing the Aillik and Post Hill Group lithology from youngest to oldest is presented below in **Table 13.7.2.**

Table 13.7.2: Stratigraphic Summary for the Gear Prospect Based on 2007 Drilling

Lithology	Stratigraphic Unit
Pink-grey banded psammite	Aillik Group
Metaconglomerate	Aillik Group
Amphibolite	Post Hill Group
Black argillite containing U mineralization, layer-parallel pyrrhotite, quartz-pyrrhotite-chalcopyrite veins, & breccias	Post Hill Group
Grey-black coarse-grained dirty (biotite-rich) quartzite	Post Hill Group
Amphibolite	Post Hill Group

The Gear Showing lies on the SE limb of a doubly plunging, regional-scale antiform. Geophysically, the prospect is outlined by a tight, coincident magnetics-U/Th anomaly. Geochemically, Gear is represented by a bull's eye U-Cu anomaly in the 2004 soil survey, and a clearly defined U anomaly in the 2005 humus line survey.

Mineralization is found solely within the Post Hill Group lithology. The main host rock is argillite but elevated radioactivity can also occur within the mafic quartzite and sheared amphibolites. Mineralized zones are pseudo-brecciated by biotite+/-carbonate veinlets, and accompanied by occasional hematite+/-magnetite alteration, and pervasive chlorite+/-actinolite+/-epidote alteration. Sulphides, mainly pyrrhotite, with chalcopyrite and pyrite, occur as stringers, disseminations, and as massive fracture fill. Mineralization appears to be folded and the argillite host changed composition along strike indicating a facies change within this unit.

b) Drill Results – The drilling program at Gear successfully extended the mineralized zone over a strike length of 200 metres and a further 100 metres down-plunge. The zone of U mineralization intersected in G07-005 has rough dimensions of 150m down dip by 50 m across and remains open at depth. The strongest mineralization within the zone measures up to 20 m in width.

Highlights the 2007 drilling to date include: **0.17% U_3O_8/10.0m** including **0.21% U_3O_8/5.0m** in G07-005 and **0.16% U_3O_8/7.0m** in G07-007A. As a result of the successful 2007 drill results and updated NI 43-101 compliant resource estimate was completed in Q1 2008, consisting of 730,000 tonnes at an average grade of 0.06% U_3O_8 for an inferred resource of 927,000 lbs U_3O_8. Details of this estimate are discussed in **Section 19** of this report.

An aggressive follow up drilling program is recommended for 2008 at the Gear deposit. The Gear deposit remains open along strike and down plunge to the south west. Potential for deposit expansion is considered to be excellent.

Figure 13.7.1: Gear Target Area, Plan Map of 2007 DDH Locations



G68-138
G68-139
6,091,500 mN
G07-008
G68-128
G68-126
G68-T1
G68-140
G68-121
G68-120
G68-T2
G68-122
G68-123
6,091,400 mN
G68-141
G68-124
G68-125
G68-142
G68-143
G06-003
G70-147
G70-144
6,091,300 mN
G70-145
G06-001
G06-002
G07-004
G70-146
G06-001A
G70-148
6,091,200 mN
G70-149
G07-005
G07-006**
G07-007*
G07-007A
N
W
E
S
6,091,100 mN
0
50
100
meters
337,100 mE
337,200 mE
337,300 mE
337,400 mE

Figure 13.7.2: WNW-ESE Oriented Cross-Section Incl. DDH G07-005 to G07-007A

This cross-section is looking approx. 015° (True). The pink unit on the right is Aillik Group and all other rock types (except the flat lying dyke) are Post Hill Group. The red zone is the interpreted (uranium) mineralized zone. For scale, gridlines on the vertical axis are spaced at 50m



Argillite
Aillik Group
psammites
G07-005
Lower Amphibolite
Argillite

Table 13.7.3: Summary of 2007 Gear Assay Composites

Hole ID	From(m)	To(m)	Length(m)	% U_3O_8
cut off 0.03%U_3O_8				
G07-004	NSV			
G07-005	346.00	369.00	23.00	0.10
incl.	358.00	368.00	10.00	0.17
and incl.	361.00	367.00	6.00	0.22
and incl.	363.00	364.00	1.00	0.45
G07-007A	320.17	330.00	9.83	0.13
incl.	328.00	329.00	1.00	0.27
G07-008	NSV			
NSV = No Significant Results				

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length). Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

13.8 INDA TARGET AREA

13.8.1 Introduction

A program of 19 holes totaling approximately 5,000m was initially proposed for 2007 at the Inda Target. This program was designed to follow up earlier Brinex drill hole results, infill gaps in the shallow historic drilling, and extend the current resource area down-dip. Of particular focus, was the follow up to the **2.12% U_3O_8/3.62m** intercept returned in the lone confirmation drill hole completed in 2006, I06-001.

A total of **8 drill holes totaling 2,523.96 metres** were completed between September 5, 2007 and October 23, 2007 using one helicopter-supported from Falcon Drilling followed by one helicopter-supported drill rig from Springdale Drilling. The holes mainly targeted the down-dip portion of the historic resource. Details of the 2007 drill holes are listed in **Table 13.8.1,** and are shown in **Figure 13.8.1.**

Table 13.8.1: Summary of 2007 Inda Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Inda Data = NAD 83, zone 21							
1	I07-002	334790	6089401	108	325	-68	432.21
2	I07-008*	334794	6089245	112	320	-50	89.00
3	I07-008A	334794	6089245	112	320	-58	482.00
4	I07-003	334543	6089207	113	330	-50	235.00
5	I07-004	334543	6089207	113	330	-65	358.75
6	I07-005	334464	6089176	112	320	-50	215.00
7	I07-006	334464	6089176	112	320	-72	320.00
8	I07-007	334464	6089176	112	320	-85	392.00
Total	* denotes abandoned drill hole						2,523.96

13.8.2 Discussion

a) Geology – At Inda, the stratigraphy consists of the Aillik Group which unconformably overlies the Post Hill Group. In detail however, thin slithers of felsic volcanics which could possibly be Aillik Group rocks occur enveloped within Post Hill Group lithologies. This occurs at one surface outcrop and in drill holes I06-001 and I07-006. The gross structure at Inda consists of a doubly plunging anticline with the Inda Prospect located on the SE limb of the SW plunging hinge line. The stratigraphy varies from moderate (SE) dipping to vertical in the central part of the prospect. Stratigraphy is folded both in plan and in section and at least 2 fold generations have been mapped in surface outcrops. The dominant foliation is sub-parallel to bedding which is tightly, parasitically folded. The stratigraphy (from youngest to oldest) drilled in 2007 drill holes at Inda is summarized in **Table 13.8.2** and presented in **Figure 13.8.2.**

Table 13.8.2: Stratigraphic Summary for Inda Prospect Based on 2007 Drilling

Aurora Lithology	Brinex Stratigraphy (Report G7014)	Stratigraphic Unit
Grey psammite (meta-sandstone with lesser interbedded pink meta-siltstone / ?felsic volcanics?)	Grey siltstone and sandstone	Aillik Group
Pink felsic volcanics (?meta-siltstones / "semi-pelites") with variable epidote and albite-hematite alteration	Felsic Ash (Pink Siltstone)	Aillik Group (transitional to Post Hill Group towards base
Amphibolite (mafic meta-volcanics) and grungy brown "mafic metasediments"	Upper mafic volcanic flows, Tuffs and Breccias	Post Hill Group
Calcareous amphibolite	Calcareous Mafic Tuff, Siltstone, Sandstone and Limestone	Post Hill Group
Upper amphibolite	Laminated Mafic-Felsic Ash	Post Hill Group
"Argillite"	Argillite and impure argillite	Post Hill Group
Quartzite	Chert and Cherty Quartzite	Post Hill Group
Amphibolite / mafic meta-volcanics (variably massive to foliated)	Lower Mafic Volcanic Flows, Tuffs and breccias	Post Hill Group

At least 3 to 4 types of intrusives have been noted at Inda. These consist of felsic aplitic dykes (which may have been confused with meta-sandstones / quartzites previously) and dykelets. Intermediate to mafic dykes include foliated pre to syn-kinematic intermediate bodies and unfoliated, post-kinematic diorite dykes. Minor diorite dykes with feldspar phenocrysts were also intersected in drill core. Chilled margins are common and many dykes appear to have intruded along faults.

Uranium mineralization at Inda occurs both in felsic volcanics of the Aillik Group (previously undocumented) and predominantly within amphibolites and mafic meta-sediments (derived thereof) of the Post Hill Group. Mineralization in the felsic volcanics is related to hematite-albite and/or magnetite alteration, whereas uranium mineralization in the Post Hill Group (mafic meta-sediments and amphibolites) is associated with carbonate-chlorite-actinolite+/-pyrite alteration. Numerous flat lying, post-kinematic intermediate dykes cross-cut the stratigraphy and uranium mineralization.

b) Drill Results – Results from the Inda target in 2007 were generally encouraging with strongly anomalous to "ore grade" intercepts being intercepted in all drill holes. In addition to the strong uranium values returned at the Inda target, appreciable copper and silver results were returned from a number of drill holes. The copper and silver are typically found in proximity to the uranium bearing zones, and are associated with chalcopyrite, pyrite and pyrrhotite.

The strong uranium results from 2007 drilling were incorporated in an NI43-101 compliant resource estimate in Q1 2008, consisting of 4.5 million tonnes at an average

grade of 0.065% U_3O_8 and an inferred resource of 6,575,000 lbs U_3O_8, the details of which are contained in **Section 19.0** of this report.

A follow up program of exploration drilling beneath the existing resource is recommended for 2008. The potential for expanding the size of the resource is considered excellent. Particular attention should be paid to drilling beneath the eastern portion of the deposit and down plunge to the south west.

Table 13.8.3: Summary of 2007 Inda Assay Composites

Hole ID	From(m)	To(m)	Interval(m)	% U_3O_8	Ag_gpt
cut off 0.03%U_3O_8					
I07-002	180.00	181.00	1.00	0.04	NSV
and	183.00	185.00	2.00	0.07	NSV
and	271.00	276.00	5.00	0.08	NSV
incl.	271.00	272.00	1.00	0.11	NSV
and	274.00	275.00	1.00	0.10	NSV
and	285.00	286.00	1.00	0.07	NSV
and	297.00	301.00	4.00	0.07	NSV
incl.	300.00	301.00	1.00	0.18	NSV
and	311.00	313.00	2.00	0.11	NSV
and	318.00	320.00	2.00	0.16	NSV
incl.	318.00	319.00	1.00	0.23	NSV
and	330.00	331.00	1.00	0.03	NSV
and	339.00	345.00	6.00	0.05	NSV
and	347.00	348.00	1.00	0.03	NSV
and	361.36	364.00	2.64	0.06	NSV
and	368.00	370.00	2.00	0.05	NSV
and	373.00	374.00	1.00	0.05	NSV
I07-003	126.00	130.00	4.00	0.08	NSV
incl.	128.00	129.00	1.00	0.16	NSV
I07-004	156.00	163.00	7.00	0.08	NSV
incl.	160.00	162.00	2.00	0.14	NSV
and	165.00	166.00	1.00	0.05	NSV
and	170.00	171.00	1.00	0.05	NSV
I07-005	108.00	109.00	1.00	0.04	NSV
and	133.00	134.00	1.00	0.05	NSV
and	147.00	148.00	1.00	0.04	NSV
I07-006	139.00	163.00	24.00	0.05	NSV
incl.	142.00	143.00	1.00	0.12	NSV
incl.	151.00	152.00	1.00	0.10	42.60
and	166.00	167.00	1.00	0.04	NSV
and	246.00	248.00	2.00	0.05	NSV
and	261.00	263.00	2.00	0.04	NSV
I07-007	247.00	248.00	1.00	0.04	NSV
and	284.00	290.00	6.00	0.04	NSV
and	303.00	309.50	6.50	-	148.00
and	305.00	306.00	1.00	0.07	NSV
and	310.05	311.00	0.95	0.11	NSV
I07-008A	243.00	244.00	1.00	0.05	NSV

and	310.00	311.00	1.00	0.06	NSV
and	358.00	360.00	2.00	0.04	NSV
and	381.00	382.00	1.00	0.03	NSV
and	425.00	427.00	2.00	0.13	NSV
incl.	425.00	426.00	1.00	0.17	NSV
and	437.00	443.00	6.00	0.08	NSV
incl.	440.00	441.00	1.00	0.14	NSV
incl.	442.00	443.00	1.00	0.12	NSV
NSV = No Significant Results					

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length)

Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

Figure 13.8.1: Inda Target Area, Plan Map of 2007 DDH Locations

(2007 DDH in purple and pre-2007 DDH (including historical Brinex DDH) in red)



N69-070
N69-069
N69-068
N70-079
N69-066
N70-075
I06-001
N70-076
N69-064
N69-065
N70-077
N70-074
N70-074A
I07-002
N69-062
N69-063
N70-072
N70-073
N70-078
N69-060
N69-061
N77-080
N77-082
N77-081
I07-008
I07-008A
I07-003
I07-004
I07-005
I07-006
I07-007
N69-058
N69-059

Figure 13.8.2: Inda Target Area - Cross Section 375mE
(Interpreted geology and % U_3O_8 assay histograms)



Psammite
Felsic meta-volcanics
Amphibolite
Mafic dyke
150mRL
100mRL
50mRL
0mRL
-50mRL
-100mRL
-150mRL
-200mRL
aurora
Inda Prospect
SECTION 375E
DDH I07-003 & 004J

13.9 NASH TARGET AREA

13.9.1 Introduction

A program of 4 holes totaling 1,000 metres was recommended for the Nash Prospect to follow on the heels of the two confirmation holes completed in 2006. As with the Gear and Inda strategies, the program was designed test for down-dip extensions to the known mineralization.

A total of **four drill holes** totaling **1,298.00 m** were completed at the Nash prospect between September 18, 2007 and November 3, 2007 using one helicopter-supported drill rig from Springdale Drilling. These holes targeted down-plunge mineralization below historical Brinex drilling assuming a south or south west structural control on the mineralized shoot geometry.

Details of the drilling can be found in **Table 13.9.1**, and are shown in **Figure 13.9.1.** A representative cross-section is shown in **Figure 13.9.2.**

Table 13.9.1: Summary of 2007 Nash Drilling

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Nash Data = NAD 83, zone 21							
1	N07-003	331834	6087373	169	315	-50	272.00
2	N07-004	331834	6087373	169	315	-75	344.00
3	N07-005	331916	6087417	177	315	-55	263.00
4	N07-006	331964	6087343	156	315	-72	419.00
Total							1,298.00

13.9.2 Discussion

a) Geology – As with Inda and Gear, the Nash Prospect is located on the SE limb of a regional scale, doubly plunging antiform. The lithology at Nash consists of Aillik Group quartz-feldspar porphyry, marble and banded metasediments, unconformably overlying Post Hill Group mafic metasediments and aphibolites. Mafic and intermediate dykes are found throughout the Aillik and Post Hill Group lithologies. A stratigraphic column outlining the main lithologies from youngest to oldest in found below in **Table 13.9.2**.

Table 13.9.2: A Stratigraphic Summary for Nash Prospect Based on 2007 Drilling

Lithology	Stratigraphic Unit
Quartz-feldspar porphyry	Aillik Group
Marble	Aillik Group
Banded psammite (meta-sandstone & siltstone)	Aillik Group
Mafic metasediments containing U mineralization	Post Hill Group
Amphibolite	Post Hill Group

Mineralization at Nash is hosted within the Post Hill Group mafic metasediments. Patchy magnetics and albite alteration are present with mineralization, as well as abundant chlorite-amphibole stringers, and biotite-calcite stringers. Elevated Cu and Ag occur with U mineralization, however, generally in uneconomic amounts.

Table 13.9.3: Summary of 2007 Nash Assay Composites

Hole ID	From(m)	To(m)	Interval(m)	U_3O_8
cut off 0.03% U_3O_8				
N07-003	194	195	1	0.03
N07-004	278	279	1	0.06
N07-005	218	222	4	0.11
incl.	219	220	1	0.34
N07-006	355	356	1	0.08
and	361	365	4	0.08
incl.	364	365	1	0.11
and	373	374	1	0.11

Assay composites are calculated using the following formula:

[Sum(sample %U3O8 x sample interval length)]/(total interval length)

Minimum cut off grades must be maintained in both the "up hole" and "down hole" directions for a composite to qualify.

b) Drill Results – Mineralized zones intersected in 2007 drilling at the Nash prospect are generally narrow, from 1 to 4m, but can show significant grades, i.e. N07-005 with 0.34% U_3O_8 over 1.00m. As in the case of the other Inda Lake Trend targets, the 2007 drill results were incorporated into an updated NI43-101 compliant resource estimate, completed in Q1, 2008. The resource estimate for Nash consists of 1,370,000 tonnes at an average grade of 0.075% U_3O_8, with an inferred resource of 2,204,000 lbs U_3O_8. The details of the resource estimate are contained within **Section 19.0** of this report.

A follow up drill program is recommended for the Nash area for 2008. Particular attention should be paid to follow up encouraging historical trench and drill results reported by Brinex for the Nash West Area, approximately 1km west-south-west of the main Nash Deposit. The Nash deposit remains a prospective target and the potential for additional mineralization in the area is considered to be excellent.

Figure 13.9.1: Nash Target Area, Plan Map of 2007 DDH Locations
(2007 DDH in red and pre-2007 DDH (including historical Brinex DDH) in purple)



N69-048
N69-047
N69-017
N69-018
N69-043
N69-038
N69-031
N69-035
N69-044
N69-046
N69-030
N69-029
N69-045
N07-005
N07-P5A
N07-003
N07-004
N69-050
N07-006
Turnip / Lunch Lake

Figure 13.9.2: NW-SE Cross-Section Through Holes N07-005 and N07-006

(The cross section is looking approximately 055° True.)



14.0 SAMPLING METHOD AND APPROACH

14.1 CORE DRILLING AND LOGGING

Diamond drilling was ongoing from April 16, 2007 to November 26, 2007. All drilling was supervised by Aurora Energy Resources technical staff and general industry standards were followed in all matters. Three different contractors used a variety of helicopter-supported drill rigs: Falcon Drilling of Prince George, B.C. supplied three F-1000 and three F-2000 portable fly rigs; Major Drilling of Winnipeg, Manitoba supplied three Duralite 1000 drill rigs; and Springdale Drilling of Springdale, Newfoundland supplied two Duralite 500 drill rigs. A Devico directional tool supplied by Major Drilling's Directional Services Group was also utilized on the deeper Michelin holes.

Helicopter support for the drilling were two Bell 407's, one A-Star and one Bell 206LR provided by Universal Helicopters of Happy Valley-Goose Bay, Labrador.

All proposed drill collars were surveyed with hand-held GPS units by Aurora geologists. All final drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas were surveyed either using the real-time, satellite and base station corrected TOPCON HYPER GPS system by N.E. Parrott C.L.S. from Happy Valley-Goose Bay, Labrador, or later in the season, by a real-time, satellite and base station corrected TRIMBLE 5700RTK/GPS system manned by Aurora staff. Control is relative to two local survey monuments located at Michelin and Jacques Lake.

A combination of NQ and BTW diameter core was drilled and the core was placed in wooden core trays with depth markers every drill run (up to 3 m). Core recovery during these programs was excellent. The boxes were securely sealed and delivered once a day by helicopter to the temporary core logging facilities that were set up in each of the respective drilling areas (Michelin (also for Melody), Jacques Lake, Aurora Corridor, Inda Lake (also for Gear and Nash), and Burnt Brook/Gayle. Flex-It survey tests were taken generally at 75-100 m intervals down-hole to provide down-hole survey control. All holes were cemented following completion and casing was left in the hole. Core logging procedures followed industry standards and a defined sample protocol.

14.2 DRILL CORE SAMPLING

All samples collected by Aurora staff during 2007 drill programs on the CMB Project were subjected to a quality control procedure that ensured best practices in the handling, sampling, analysis, and storage of the drill core.

Drill core sampling was done based on visual indications of mineralization and zones of anomalous radioactivity based on scintillometer readings. All drill core with a scintillometer reading greater than 300 cps was removed from the core box and tested without the interference of background radioactivity. In general, intervals greater than 300 cps in hand were sampled. Sampling intervals were predominantly in the 0.5 to 1.0 m range though in areas of homogenous lithology, samples were collected in 1.5 m intervals. Narrow zones of mineralization were broken out as well.

14.3 HEALTH AND SAFETY PROTOCOLS FOR PERSONNEL

The company developed ***Uranium Exploration Health and Safety and Environmental Protection Guidelines*** specific to the CMB project (Buchnea 2005, revised August 2006). The level of radiation exposure resulting from exploration activities is generally minimal, but proper precautions must be followed when handling radioactive material.

The purpose of these guidelines is to minimize personal and environmental exposures to levels that are as low as reasonably achievable (ALARA). The most effective way to reduce potential exposure to radiation is accomplished by minimal handling of radioactive samples, maximizing the distance from mineralized core or rocks, sufficient ventilation and personal hygiene. In the field, workers wore gloves when handling rock samples. When returning to town or camp, all field gear was stored in the dry away from kitchen and sleeping facilities. During the drill program workers handling mineralized core were required to wear coveralls, safety glasses, gloves and dust mask when splitting core. Core was split using a manual core splitter rather then a rock saw to reduce dust in the core splitting facility. The core shack and dry facilities were monitored on a regular basis to ensure radioactive levels were kept to a minimum.

Scintillometers were used to monitor daily external dosages. To measure the cumulative external dosages, all field workers were supplied with thermo luminescent radiation dosimeters (TLD's). The TLD's were supplied by Health Canada's National Dosimetry Service and were submitted every 3 months to Health Canada, which reports the results and maintains a central registry. The Health Canada TLD dosimetry program indicated that no worker received a measurable dose during the 2005 exploration program or during the 2006 exploration program. Data is still pending for the 2007 program.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 DRILL CORE SAMPLES

Core samples were split using a manual core splitter; with one-half of the core selected for analysis and the remaining half returned to the core box for reference. The samples were placed in a polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Every 25 samples a duplicate of one-quarter of the sample interval, as well as a geochemical blank, and a geochemical standard were inserted into the shipments at pre-designated locations in the sample series. The pails were then delivered by helicopter to either Postville or Witchdoctor Lake for shipment by chartered plane to Goose Bay where the samples were taken by Aurora staff to the Actlabs prep facility in Goose Bay.

15.2 SHIPPING

Prior to shipping, drill core sample buckets were double checked to ensure all samples were present and in the appropriate shipping containers (lidded plastic pails). In addition, drill core samples were individually scanned with Exploranium GR-110 G Portable Gamma Ray scintillometer for data correlation purposes.

As per regulations for the Transportation of Dangerous Goods Act, all containers were labeled "UN2910" on the outside, with signage indicating "Excepted Package: Radioactive Material" placed within each container. The individual containers were then scanned with a S.E. International Inc. "Inspector" contamination meter to ensure compliance with the maximum allowable limit of 5 μSv/hr measured at a distance of one m from the package.

Analytical request forms from Activation Laboratories Ltd. were completed, copied, and placed in the designated container. Pails were then sealed with numbered security "zip-tie" tags, which were previously recorded on the laboratory forms. The containers were shipped from Postville to Activation Laboratories sample prep facility in Happy Valley-Goose Bay, who arranged shipment of the pulps via truck to the main Activation Laboratories facility in Ancaster, Ontario.

15.3 ASSAY LABORATORY

The processing and analysis of samples was conducted by Activation Laboratories ("Actlabs") in Ancaster, Ontario and check samples have been sent to Saskatchewan Research Council in Saskatchewan for uranium analysis by DNC. Both Actlabs and SRC operate according to the guidelines set out in ISO/IEC Guide 25 – "General requirements for the competence of calibration and testing laboratories".

15.4 SAMPLE PREPARATION

Using preparation method RX-1, drill core samples were crushed up to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then pulverized using hardened steel to 85% passing 75mesh. Remaining pulps and coarse reject were bagged and stored.

15.5 ASSAY PROCEDURES

For drill core samples at Actlabs, uranium was determined by delayed neutron counting (DNC) of a 30 g sub-sample. The samples are placed in a neutron flux produced by a nuclear reactor where the U^{235} within the sample absorbs neutrons which indicate some of the fission products of U^{235}, including neutrons. The sample is rapidly removed from the reactor; the neutrons are thermalized, and measured by an array of BF_3 neutron detectors. Total uranium from 0.1 ppm up to 2% U_3O_8 can be measured using this method. For drill core, samples, the ICP/OES aqua regia multi-element package provides analytical results for a suite of thirty-five elements. Samples were prepped and pulped, with 0.5 g of sample undergoing digestion with aqua regia (0.5 mL H_2O + 0.6 mL concentrated HNO_3, and 1.8 mL concentrated HCl) for two hours at 95°C, then cooled and diluted to 10 mL with de-ionized water and homogenized. This solution was then analyzed with a Perkin-Elmer OPTIMA 3000 Radical ion-coupled plasma (ICP) spectrometer for the 35 element suite, with a matrix standard and blank inserted every thirteen samples.

Assays results from Actlabs forwarded electronically and by mail to the Aurora office in Vancouver where the final assay certificates are presently on file and catalogued.

For check assay analysis, samples were shipped to Saskatchewan Research Council for DNC analysis.

15.6 STORAGE OF DRILL CORE, PULPS AND REJECTS

All drill core has been left on site at the Michelin, Jacques Lake, Aurora Corridor, Inda Lake and the Burnt Brook/Gayle camps or logging sites in stacked piles. All 2007 pulps and coarse rejects are currently stored at the Actlabs facility in Ancaster, Ontario and will remain there until Actlabs is otherwise advised. 2005 and 2006 pulps and coarse rejects have been transported to an Aurora Energy Resources storage facility in Happy-Valley Goose Bay, NL.

16.0 DATA VERIFICATION

Aurora currently submits a blank, standard and quarter-split duplicate approximately every 25 samples to ensure at least one set of QA-QC samples is in every batch. Care was taken to ensure that the portion of the core being sent to the lab was representative and the same half of the interval was always being sampled. Pulp and prep duplicates are included in the program as a rate of 2-5%. The pulp duplicates were completed at the time of submission. Prep duplicates were requested at the end of the season and are pending except for a few samples that were done at the time of submission.

Upon receipt of analytical data, the blanks, standards and duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and any other signs of unusual processing. Fail criteria is outlined below in the section for each type of sample. The results were reviewed and plotted on graphs to clearly display the acceptable limits and show those samples that are outside of that range. Failed batches were investigated and often resulted in the samples being re-run at the lab until the control material passed. A table was made to record failed batches and the resulting action that was taken (**Table 16.2**).

16.1 STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of six different standards were purchased from the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2007 CMB Exploration Program. The standards were chosen to test the accuracy of the assays from a low of 220 ppm uranium, through to high grade at 10,200 ppm uranium. Part way through the program STD 1 was replaced by STD 1A because STD 1 was no longer available from CANMET. In-house standards are currently being prepared and should be ready for the 2008 program.

Table 16.1: Published Geochemical Standards Information

Table 16.1: CMB 2007 Exploration Program Geochem Standards					
Standard	Field ID	ppm U	% U_3O_8	Th	Ni
BL-1	STD-1	220	0.0260	15 ppm	
UTS-3	STD-1A	513	0.0605		
UTS-4	STD-2	1010	0.119		
RL-1	STD-3	2010	0.2372	19.6 micro g/g	185 micro g/g
BL-2	STD-4	4530	0.5345	16 ppm	
BL-3	STD-5	10,200	1.2036	15 ppm	

Standards were generally inserted into the sample sequence every 25 samples. The majority of standards submitted were STD-1/STD 1A, and STD-2, due to the generally low grade nature of mineralization in the CMB. Standard 5, BL-3, was not used in 2007. With few exceptions, the standards were chosen to match the anticipated grade of the core (based primarily on scintillometer values).

Fail criteria is any value that is returned greater than 3 standard deviations above or below the certified value. The lab is notified if samples are returned consistently beyond two standard deviations but those batches are not failed. Results are not released for use either publicly or in-house until the quality control samples have passed. In general the 2007 standards returned values above the certified value and the lab was notified of this and the labs internal quality control was monitored. Nothing unusual was found and the high bias is likely due to the difference between the methods used in the round robin and the DNC analysis used at Actlabs.

The performance of the standards is shown in **Charts 16.1 to 16.5.** Samples are plotted by date of uranium by DNC analysis which roughly corresponds to the batch number. A list of failed control samples is provided in **Table 16.2**. The fails have been re-analyzed and now pass. Batches that failed initially and were re-analyzed have been noted with "DNC rerun' after the batch number in the charts.


Standard 1
(Canmet BL-1 Certified value 220 U ppm)
250.00
240.00
230.00
220.00
210.00
200.00
190.00
U ppm
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
Best Value U ppm
U ppm 0.1 DNC
Lab Batch
(sorted by date of U analysis)

Chart 16.1 – Standard 1

Standard 1 generally returned values between 220 and 230 ppm U with few samples falling below the certified value of 220 ppm U. Four batches failed and were re-analyzed for uranium by DNC.


Standard 1a
(Canmet UTS-3 Certified value 513 U ppm)
U ppm
560.00
540.00
520.00
500.00
480.00
460.00
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
Best Value U ppm
U ppm 0.1 DNC
A07-3842
A07-3842
A07-3842
A07-3944
A07-3947
A07-3947
A07-4141
A07-4141
A07-4141
A07-4141
A07-4471
A07-4608
A07-4808
A07-5047
A07-5047
A07-4604 DNC rerun
A07-4604 DNC rerun
A07-4604 DNC rerun
A07-4604 DNC rerun
A07-5114
A07-4473 DNC rerun
A07-4473 DNC rerun
A07-4473 DNC rerun
A07-5126
A07-5349
A07-5301
A07-5348
A07-5342
A07-5339
A07-5125
A07-5125
A07-5404
A07-5685
A07-5687
A07-5697
A07-5817
A07-5825
A07-5817
A07-5352 DNC rerun
A07-5345 DNC rerun
A07-5828
A07-4804 DNC rerun
A07-5350 DNC rerun
A07-5209
A07-5209
A07-5209
A07-5814, DNC rerun
A07-5539, DNC rerun
A07-5529, DNC rerun
A07-5814, DNC rerun
A07-5433, DNC rerun
A07-5433, DNC rerun
A07-5419, DNC rerun
A07-4809
A07-5144
A07-5405
Lab Batch
(sorted by date of U analysis)

Chart 16.2 – Standard 1a

Standard 1a generally returned values between 518 and 540 ppm U with few samples falling below the certified value of 513 ppm U. Four batches failed and were re-analyzed for U by DNC.



Standard 2
(Canmet UTS-4 Certified value 1010 U ppm)
U ppm
1100
1080
1060
1040
1020
1000
980
960
940
920
900
U ppm 0.1 DNC
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
A07-2364
A07-2489
A07-2362
A07-2648
A07-3213
A07-3748
A07-3053
A07-3111
A07-3111
A07-3111
A07-2940 DNC rerun
A07-3115
A07-3355
A07-3593
A07-3947
A07-3364 DNC rerun
A07-3364 DNC rerun
A07-4254
A07-4254
A07-4255
A07-4444
A07-4444
A07-3214
A07-4473 DNC rerun
A07-5313
A07-5404
A07-5817
A07-5828
A07-5950
A07-5949
A07-5949
A07-6142
A07-6144
A07-6143
A07-6143
Lab Batch
(sorted by date of U analysis)

Chart 16.3 – Standard 2

Standard 2 generally returned values between 991 and 1030 ppm U and had a near even mix of results below and above the certified value of 1010 ppm U. Three batches failed and were re-analyzed for U by DNC.



Standard 3
(Canmet RL-1 Certified value: 2010 U ppm)
U ppm
2170
2120
2070
2020
1970
1920
1870
U ppm 0.1 DNC
U ppm
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
A07-2374
A07-3211
A07-3214
A07-3355
A07-3217
A07-4443
A07-3764
A07-5398
A07-5828
A07-5828
A07-5800
A07-5405
Lab Batch (ordered by date of U analysis)

Chart 16.4 – Standard 3

Standard 3 generally returned values between 2020 and 2070 ppm U were commonly above the certified value of 2010 ppm U.



Standard 4
(Canmet BL-2 Certified Value 4530 U ppm)
4700
4600
4500
4400
4300
U ppm
U ppm 0.1 DNC
U ppm
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
A07-3245 DNC rerun
A07-3364 DNC rerun
Lab Batch
(sorted by date of U analysis)

Chart 16.5 – Standard 4

Standard 4 had only two samples submitted and returned values of 4640 and 4660 ppm U. Both were above the certified value of 4530 ppm U and both had failed with values greater than three standard deviations above the certified value, the given standard deviations leave a very small margin of error. Both batches included other standards that had passed in both the initial DNC results as well as the re-analysis.

16.2 BLANKS

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible uranium results on a consistent basis. Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay and from unmineralized hanging wall core. The fail value is 30 ppm U, this was determined as the method detection limit including sample preparation.

Assays returned from this material were generally less than 25 ppm U, the mean is 9.7 ppm U. This would indicate low to negligible levels of contamination at the laboratory. The variability in likely stems from low levels of radioactivity in the blanks taken from hanging wall core and none of the samples greater than 30 ppm U were failed after investigation. Four samples assayed higher than 30 ppm U, shown in the chart below (**Chart 16.6**).

As seen on the chart below, one blank returned 98.7 ppm U so the batch was re-analyzed with new pulps. The new results were also high; the blank was 102 ppm U. A closer investigation showed no evidence of a sample mix up or anything out of the ordinary, all other quality control samples passed including the other two blanks in this batch. It appears the blank had low levels of mineralization and the batch was passed. The other three samples that were greater than 30 ppm U are explained in the table below (**Table 16.2**). The anomalous samples were from either hanging wall Jacques Lake or the Inda Lake Trend and both are now known to have minor spots of weak mineralization so the hanging wall will not be used for blanks on these properties in the 2008 program.


CMB 2007 Blank Samples - U ppm DNC
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
U ppm DNC
Batch Number (by date U analysis)

Chart 16.6 – CMB Blank Samples

Batch	Hole ID	Sample ID	Type	Problem	Action Taken
A07-2374	M07-048,49,50, 52	CMB06475, 6491, 7250, 7287	std 1	Failed or >2 std dev 233/236/232/236 ppm U	Two of the seven standards in batch A07-2374 failed. DNC analysis re-run samples CMB06461-6519 and CMB07229-7296 (a total of 125 samples) re-analyzed for U DNC. Re-run passed.
A07-2652	JL07-058	CMB16224	blank	78 ppm U	Accepted. Double checked samples, no evidence of sample mix-up or contamination. Sample before returned 86.2 ppm U therefore contamination unlikely. ICP value returned 40 ppm U indicating weakly elevated values in blank. Hanging wall will not be used for blank in 2008.
A07-2829	JL07-057	CMB15525, 50	std 1 and std 1	232 and 231 ppm U - consecutive std > 2 std dev	Re-run passed.
A07-3111	JL07-060	CMB18199	blank	35 ppm U	Accepted. Double checked samples, no evidence of sample mix-up or contamination. ICP returned 10 ppm U. Possible low level mineralization in blank material. Hanging wall will not be used for blank in 2008.
A07-3212	AR07-005	CMB19956, 57	std 1 and core	61 and 226 ppm U	Mislabeled standard. Lab confirmed 19957 is pulp. Corrections passed.
A07-3214	M07-063	CMB07601	core	Sample missing from returned DNC analysis	Lab found sample, included in final batch - 61 ppm U. Finals passed.
A07-3364	JL07-063	CMB18437	core	Sample omitted	Sample mix up at lab. Re-run passed.
A07-3604	M07-061	CMB06721, 22	blank and std 1	223 and 8.8 ppm U	Sample tag mix up in field - weight of samples submitted to lab confirms the mix up. Info from the lab: Sample 6722 weight 1967g and 6721 had no coarse reject remained, just a pulp. Corrections passed.
A07-3764	M07-067	CMB07799	std 3	ICP 2030 and DNC 110 ppm U	Sample mix up at lab for DNC samples 7799-7800 and 7951-7966. Re-visions passed.
A07-3842	JL07-066	CMB15624	blank	33.9 ppm U	Accepted. Double checked samples, no evidence of sample mix up or contamination. ICP returned 31 ppm U. Possible low level mineralization in blank material. Hanging wall will not be used for blank in 2008.
A07-3947	G07-005	CMB12724	blank	98.7 ppm U	Re-run returned 102 ppm U in blank and one failed std. ICP on blank 93 ppm U in original batch. Suggests blank had low level mineralization. Conclusion: Original assays were passed. Hanging wall will not be used for blank in 2008.
A07-4473	JL07-073	CMB18750	std 1a	Failed standard	Re-run passed.
A07-4604	I07-002		std	1 fail std, 2 > 2 std dev	Re-run passed.
A07-4804	I07-004	CMB20525	std 1a	Sample not reported	Re-run with standard included failed. Second re-run passed.
A07-4809	I07-005	CMB20550	std 1a	Failed	Re-run failed. Third analysis requested. Final passed.
A07-5124	BB07-002	CMB21549, 50	std 1 and blank	Mislabeled samples	Mislabeled standard, lab verified the pulp was 21550. QC passed.
A07-5125	BB07-003	CMB21575	std 2	Mislabeled standard	Checked tag - okay - Std 1a submitted and passed.
A07-5125	BB07-003	CMB21600	std 1a	Failed - 541 ppm U. Other std 1a in batch passed - 524 ppm U	Reran batch, 21600 passed (511 ppm U) but 21575 failed (541 ppm U). Allowed FIRST batch to pass after checking values and minimal variation. 21575 was inserted nearest the min'l zone.
A07-5127	BB07-001	CMB21524, 25	std 1 and blank	Mislabeled samples	Mislabeled standard, lab verified the pulp was 21525. QC passed.
A07-5209	I07-007	CMB20625, 20650, 20675		Failed standards	Re-run passed, 2 of 3 >2 std dev - acceptable.
A07-5345	BB07-008	CMB21665	std 1a	Failed - 542 ppm U	Re-run passed.

A07-5349	GL07-002	CMB22236	std 2	Mislabeled standard	Submitted std 1a; returned 538 ppm U. Corrections passed.
A07-5350	BB07-005	CMB21630	std1a	Failed - 555 ppm U	Re-run passed.
A07-5352	BB07-006	CMB21641	std1a	Failed - 563 ppm U	Re-run passed.
A07-5405	JL07-076	CMB16099	blank	1290 ppm U	Sample mix-up at lab. Scint value 134 cps, U by DNC = 1290 ppm U, second analysis on same pulp returned 1240. All other samples in batch correlate with scint values. Blank passed (19.4 ppm U) in final analysis on new pulps but no standards were run (none left). All values were higher in third batch so used second set of DNC values as correct values (expect the blank). Both standards passed in the second batch of analysis.
A07-5405	JL07-076	CMB 16100	std 4	Mislabeled std - returned value for std 1a: 546 ppm U (a fail for std 1a)	Mislabeled standard (value for 1a). Values failed for 1a. Re-run on same pulps passed.
A07-5539	AR07-012	CMB 21689	std 1a	Failed 545 ppm U	Re-run passed (535 ppm U).
A07-5828	I07-008A	CMB20700	std 1a	Mislabeled standard - 1020 ppm U.	Mislabeled std in field submitted std 2. Passed.
A07-5828	I07-008A	CMB20750	std 1a	Mislabeled standard - 1980 ppm U.	Mislabeled std in field submitted std 3. Passed.
A07-6145P	M07-086	CMB08735	blank	1400 ppm U	Other samples do not correlate with scint values. Samples reanalyzed, failed again, sample mix up somewhere, will be doing new quarter splits and re-analyzing. PENDING.
A07-6211	M07-080			No qc submitted	Three samples < 17 ppm. Scint values correlate. Reminded staff of proper sample insertion procedure. Passed.

Table 16.2: Listing of Quality Control Failures for 2007 samples received to date.

16.3 QUARTER SPLIT FIELD DUPLICATES

Duplicates are sampled by quarter-splitting the remaining half of the core. The samples were collected at a rate of approximately one every 25 samples and submitted and analyzed at the same time as the regular sample. In general, the duplicate pairs returned similar values suggesting a fairly homogeneous distribution of uranium mineralization in the rocks. Batches are not failed based on this data. The chart below shows greater differences between the pairs in samples above 1000 ppm U. This could be due to the nugget effect. The duplicate data is statistically analyzed by an external geochemist.



CMB 2007 Core Duplicate Samples
Duplicate Sample U ppm
Original Sample U ppm
0
200
400
600
800
1000
1200
1400
1600
1800
2000

Chart 16.7 – CMB Core Duplicate Samples

16.4 PREP DUPLICATES

Prep duplicates are created by taking a second split of the crushed sample. These samples are used to detect errors during the preparation phase. The prep duplicate is plotted against the original sample for comparison. In the 2007 program some of the prep duplicates were taken when the sample was crushed. Those samples are plotted below. The remaining samples were selected at the end of the program and are currently being analyzed. The correlation between the two samples should be better than those of the quarter split field duplicates. Approximately 2% of samples havė prep duplicates.

Although there is no fail criteria for these samples wide discrepancies are investigated. Most of the data received to date correlates closely. The sample pair from drill hole M07-062 at Michelin returned 669 ppm U on the original and 778 ppm U on the prep duplicate. There is no evidence of anything unusual with the rest of the batch the difference is probably the result of nuggety mineralization at Michelin.


CMB 2007 Prep Duplicate Samples
Duplicate Sample U ppm DNC
Original Sample U ppm DNC
0
200
400
600
800
1000
1200
1400
1600
1800
2000

16.5 PULP DUPLICATES

Pulp duplicates are created by taking a second split of the pulp. These samples are used to detect errors during the assaying phase. The pulp duplicate is plotted against the original sample for comparison. These samples were analyzed with the rest of the batch. Correlation between the two analyses should be better than those of the prep duplicates. Approximately 2% of samples have pulp duplicates.

Batches are not failed based on the results of pulp duplicates but any sample pairs that do not correlate are investigated. All samples from the 2007 program show close correlation.



CMB 2007 Pulp Duplicate Samples
Duplicate Sample U ppm
2000
1800
1600
1400
1200
1000
800
600
400
200
0
0 200 400 600 800 1000 1200 1400 1600 1800 2000
Original Sample U ppm

16.6 CHECK ASSAYS

Approximately 5% of samples are sent for check assay. The pulps have been sent from Actlabs to SRC in Saskatchewan for uranium by DNC analysis. Results are pending.

16.7 CONCLUSION

In 2007, 112 batches were submitted for analysis and 28 batches had irregularities that needed follow up. The problems were 18 failed standards, 9 instances of mislabeled samples by Aurora staff, 4 sample mix ups by Actlabs and 6 blanks with high values. All quality control irregularities to date have been investigated have been passed to the satisfaction of the company.

Results from the bulk of the prep duplicates and check assays are pending.

A number of changes are planned for the 2008 program:

- Phase out CANMET standards as soon as Michelin derived in-house standards are certified by Barry Smee. These standards are pre-packaged and labeled so should help reduce submission errors and recording errors.
- Prep duplicates will be done during the initial processing of each batch.
- QC data will be processed using QAQCR, software that automatically plots the samples on charts and identifies failed batches. The program is linked to the database and provides reports as desired.

17.0 ADJACENT PROPERTIES

No information on adjacent properties has been collected as part of this current report.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Some detail on mineral processing and metallurgical testing was provided in the November 20, 2007 43-101 report entitled "An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 1, 2007 to October 31, 2007".

The November 2007 report included comminution data needed for the design of the crushing and grinding circuits necessary to process the ore. Additional samples of Michelin and Jacques Lake ore and waste have recently been tested including procedures developed by SAG Design and by JKTech Pty Ltd. The new data confirm that the Michelin ore is soft and that grinding requirements will be low relative to other ores. Jacques Lake ore is also soft, similar to Michelin ore, but it is slightly more abrasive. Jacques Lake hanging and footwall rock is hard and abrasive indicating the importance of avoiding dilution with such rock during operations. Aurora now has sufficient basic data to design the comminution circuit and that task has been started.

A pilot plant using batch ball milling and continuous leaching, resin-in-pulp (RIP) recovery of uranium and semi-continuous neutralization has been operated at SGS Lakefield. During this work, a continuous pilot-scale thickener was operated on ground ore and RIP tailings. The pilot thickener data indicated that both streams thicken well to give slurries containing more than 70% solids at modest flocculant dosages. Data from the leaching and RIP sections of the pilot plant are still being analyzed but indications are that leach recovery is in the high 80's percentage, acid consumption is modest at less than 30 kg/t and that an air-SO2 oxidant is effective on Michelin ore and a Michelin-Jacques Lake ore blend. The RIP section of the pilot plant operated effectively with average recovery of 99.7% and periods of 99.9%. Neutralization of the RIP tails was performed in a two stage process using limestone and lime and resulted in very acceptable solution analyses. Test work continues to investigate paste backfill plant design parameters, RIP adsorption and elution details, and other design data.

Preliminary column leach tests on Michelin quarter core (generally -20 mm) containing about 0.06% U3O8 gave better than 75% uranium extraction over a 60 d leach period. These encouraging results will be studied to determine if heap leaching might be applicable to lower grade ore. If engineering and economic studies indicate that this route is promising, larger samples will be subjected to column leach tests.

19.0 MINERAL RESOURCE ESTIMATE

In 2007, Aurora collected 42,711 metres of core from 97 drill holes in five resource areas of the Central Mineral Belt (**Table 19.1** and

Table 19.2). Including drilling already completed in the six established deposits, the CMB resource database now contains 139,782 metres of core from 652 drill holes. More than 115,000 of these metres are concentrated in the Michelin and Jacques Lake deposits, both now in the pre-feasibility stages of investigation, and the remaining ~25,000 metres are split amongst four satellite resource areas, Rainbow, Nash, Inda and Gear, in earlier stages of investigation.

Table 19.1: Metres drilled in CMB resource areas

	Brinex	Aurora			Total
	1968-79	2005	2006	2007	
Michelin	32,554	4,547	25,435	22,693	85,229
Jacques Lake	-	2,190	14,476	14,217	30,883
Rainbow	1,211	-	2,484	-	3,695
Nash	5,824	-	140	1,298	7,262
Inda	3,772	-	200	2,570	6,542
Gear	3,446	-	792	1,933	6,171
Totals	46,807	6,737	43,527	42,711	139,782

Table 19.2: Drill holes in CMB resource areas

	Brinex	Aurora			Total
	1968-79	2005	2006	2007	
Michelin	292	15	41	50	398
Jacques Lake	-	7	47	29	83
Rainbow	13	-	16	-	29
Nash	57	-	2	4	63
Inda	26	-	1	8	35
Gear	34	-	4	6	44
Totals	422	22	111	97	652

The Michelin resource received its first NI 43-101 compliant estimate in 2006, which was updated in 2007, along with a first estimate of the Jacques Lake mineral resource. This report updates the Michelin and Jacques Lake resources and includes the first NI 43-101 compliant resource estimates for Rainbow, Nash, Inda and Gear. Each resource estimate is described in a different section for ease of reference.

All of the new resource estimates are constrained by hand-digitized 3D wireframes, interpreted in cross-sections. Assay data captured within these wireframes were capped and composited, and then used to interpolate grades into 3D block models using either Ordinary Kriging (OK) or Inverse Distance Squared (ID2), in Gemcom software. The resulting block grades were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distance to the samples used in each estimate. Cut-off grades are based on very preliminary economic analyses and contemplate both open pit and underground mining scenarios. These cut-off grades, and

the resulting mineral resources, may change slightly as more in depth economic analyses evolve.

The Mineral Resource estimate described herein is considered to be a reasonable representation of the contained mineralization as it is currently understood, and no explicit allowances have been made for mining and or metallurgical recoveries. There is no guarantee that a Mineral Resource will become a Mineral Reserve.

19.1 MICHELIN

19.1.1 Resource Model

The Michelin deposit consists of a steeply-dipping, tabular zone of mineralization, hosted by highly strained felsic volcanics (**Figure 19.1.1**). Mineralization is coincident with a zone containing a number of coarsely porphyritic units, which define a poorly-constrained stratigraphy, parallel, or sub-parallel, to the principal tectonic fabric. This stratigraphy consists of alternating units of coarse-, and medium-grained porphyritic and aphyric felsic volcanic horizons of variable thickness and continuity, and although mineralization is concentrated within this zone, there is no direct correlation between the grade of mineralization and lithology.

The zone of mineralization is contained within a broader zone of sodic alteration, and has a very strong spatial correlation with hematite alteration, but there is no direct and consistent relationship with any observable geological feature. The resource model was therefore primarily constrained by assay grades. Four coherent domains are distinguished within the zone of mineralization. The main zone (MAIN) contains more than 95% of the mineralization and is sandwiched between two hanging wall domains (HW1, HW2) and a footwall domain (FW1). The result is a set of stacked, sub-parallel tabular bodies, separated by 10 to 50 metres (**Figure 19.1.1 and Figure 19.1.2**).

The boundaries of mineralization are generally very sharp and easy to model; however, in some cases, the boundaries may be marked by a gradual decrease in grade, or by a number of intermittent, discrete intervals at increased spacing away from the main zone of mineralization. In digitizing the mineralized domains, an attempt was made to capture the highest grades possible, while still maintaining a coherent shape between drill holes and across sections. In the deeper portions, below 150 metres elevation, the boundaries were digitized using a 0.03% U_3O_8 cut-off grade. Above this level, lower grades were accepted, provided they could still be grouped into a relatively coherent body. The mineralized domains were clipped using a 150 metre buffer zone around all drill holes.

The entire rock mass, including mineralization, is cut by a swarm of narrow mafic dykes. More than 300 dyke intersections were logged within the zone of mineralization; ranging in thickness from 1 centimetre to almost 15 metres (**Figure 19.1.3**). The small width and large number of dykes make them impossible to model at the scale of interest; however, their dilutive effects are assumed to be adequately represented by the composite data.


HW1
HW2
FW1
MAIN

Figure 19.1.1: Cross-section 900W showing polygonal interpretation of mineralized domains within the Michelin deposit.



Figure 19.1.2: 3D oblique view of the Michelin resource model, looking NW


Points: 339
Weights: 339
Mean. 1 177
Std Dev 1.159
CV. 0 984
Maximum. 14 9
75%: 1.500
50%: 0 900
25%: 0 500
Minimum. 0.1
Frequency (% of 339 points)
15.0
12.5
10.0
7.5
5.0
2.5
0.0
1
2
3
4
5
6
7
8
9
10
Length (m)

Figure 19.1.3: Histogram showing the length distribution of mafic dykes within the mineralized zones of the Michelin deposit

19.1.2 Data

The Michelin drill hole database contains 12,979 assays from 398 core drill holes and 597 channel samples. A total of 50 drill holes were rejected from the resource estimate due to: (i) they fall outside the main deposit area, (ii) they failed to intersect the mineralized domains, or (iii) a lack of data. The first two sets of rejected drill holes comprise 263 assays, which were removed from the database.

Drill holes may lack data within the mineralized domain for one of two reasons: (i) the interval presented no visible or radiometric mineralization for sampling and no sample was collected, or (ii) the interval was sampled, but the data were lost. If (i) could be confirmed, the drill hole was kept in the database and composited with zero grade. If not, then (ii) was assumed and the drill hole was removed from the database. Five historical drill holes (M76-158, M76-166G, M76-170G, MU75-023 and MU75-056) were rejected under the assumption that the data were lost. Of these 5, 3 drill holes intersect areas that are either below cut-off, or low grade, and two intersect areas of moderate grades, supported by high data density from adjacent drill holes. The impact on the resource of rejecting these drill holes is therefore deemed to be negligible.

The channel samples were not used in the estimation due to a lack of knowledge regarding sampling protocols (collection technique, sample size, etc.) and sample quality.

The resulting database contains 348 drill holes and 12,119 core assays, which were used to build the 3D solids in the resource model, as described above. A total of 9,160 samples were captured within the modeled resource domains, resulting in an increase in the mean sample grade of almost 25% (**Figure 19.1.4**).


(a)
(b)

Figure 19.1.4: Histograms showing the grade distributions of (a) all assays and (b) assays captured within the modeled mineralized domains.

19.1.2.1 Grade Capping

The assay database contains a number of very high grade outliers, ranging up to 42 $\%U_3O_8$. In order to limit any undue influence of these values in the estimation process, extreme high grade samples must be capped at an upper limit. One way to determine an appropriate capping grade is to examine the assay data distribution on a cumulative probability plot, as shown in **Figure 19.1.5**.


Points: 9180
Weights: 9180
Mean: 0.102
Std Dev: 0.610
CV: 5.990
Maximum: 42
75%: 0.131
50%: 0.052
25%: 0.015
Minimum: 0
Cumulative Probability (%)
Grade (%U3O8)
0.01
0.1
1
10

Figure 19.1.5: Cumulative probability plot showing the distribution of grade data within the modeled mineralized domains.

A grade population with a log-normal distribution will plot as a straight line on this graph and different populations may be distinguished by their different slopes. Assuming that the Michelin grade data contain different populations approaching a log-normal distribution, as is common in many ore deposit types, including uranium; **Figure** 19.1.5 shows two principal populations (green and grey dashed lines) separated by an inflection point at around 0.8% U_3O_8 and the 99.8th percentile. The higher grade portion of this line may represent a distinct high grade population, but is also consistent with a

lack of support for grades higher than 0.8% U_3O_8. This inflection point was therefore chosen as a reasonable capping grade to trim the high grade outliers.

Twenty-one assay values were reduced to 0.8% U_3O_8, prior to compositing, resulting in a ~10% drop in the mean grade of the actual assay data, but only a ~1% drop on a declustered basis (**Table 19.1.1**).

Table 19.1.1: Comparison of assay grade distributions of raw versus capped data.

	Assays		Declustered	
	Raw	*Capped*	*Raw*	*Capped*
Mean	0.102	0.092	0.077	0.076
Median	0.052	0.052	0.035	0.035
Standard Deviation	0.610	0.108	0.113	0.101
Minimum	0.000	0.000	0.000	0.000
Maximum	42.000	0.800	2.158	0.800
# samples cut	0	21	0	21
Count	9,160	9,160	2,512	2,512

19.1.2.2 Composites

Sample lengths in the Michelin assay database range from 0.03 metres to more than 86 metres (**Figure 19.1.6**). More than 70% of the samples fall into four length categories corresponding to 1, 2 and 3 feet and 1 metre samples. In order to normalize the weight of influence of each sample, all assay data within the mineralized domains were composited into 2 metre intervals. Short composites generated at the margins of the mineralized domains were not rejected.


Points 9160
Weights 9160
CV
75%
50%
25%
Frequency (% of 9160 points)
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
LENGTH (m)

Figure 19.1.6: Histogram showing distribution of sample lengths for assays within the mineralized domains.

Composites were generated from the capped assay data and resulted in a further ~35% drop in grade (**Figure 19.1.7**), which implies a very strong bias in the assay data towards higher grades in shorter samples. On a declustered basis, the composite grades have a mean value about 20% lower than the capped assay data; however, there is virtually no difference in the mean grades of composites generated from raw versus capped data (**Table 19.1.2**).



Figure 19.1.7: Histograms showing the grade distributions of (a) capped assays and (b) 2 metre composites of capped data within the modeled mineralized domains.

Table 19.1.2: Comparison of composite grade distributions using raw versus capped data.

	Composites		Declustered	
	Raw	*Capped*	*Raw*	*Capped*
Mean	0.060	0.059	0.060	0.060
Median	0.028	0.028	0.029	0.029
Standard Deviation	0.085	0.079	0.086	0.080
Minimum	0.000	0.000	0.001	0.001
Maximum	1.473	0.783	1.473	0.783
Count	5,112	5,112	2,773	2,773

19.1.2.3 Comparison of Brinex versus Aurora Data

Of the 12,119 assays in the Michelin database, 8,724 (72%) are inherited from the historical Brinex database. While these data were validated at the feasibility level in 1978, the documentation of QAQC performance does not meet current standards defined by NI 43-101 guidelines. This section provides a comparison of the old (Brinex) and new (Aurora) datasets to confirm their suitability for use in the resource estimation.

Raw Brinex and Aurora assays captured within the modeled mineralized domains (n=9160) have identical mean values (**Figure 19.1.8**); however, Aurora data are slightly positively skewed relative to the Brinex data.



Figure 19.1.8: Histogram plots showing grade distributions for (a) Brinex and (b) Aurora assays.

Brinex samples tend to be either 1, 2 or 3 foot lengths, with a greater tendency towards 1 foot lengths; whereas, Aurora samples are predominantly 1 metre long (**Figure 19.1.9**). When both data sets are normalized into 2 metre composites, the mean grade of the Aurora data drops to 0.086% U_3O_8; whereas the mean of the Brinex data drops even further to 0.051% U_3O_8 (**Figure 19.1.10**). The dramatic drop in grade of the Brinex data is primarily due to a relatively large number of short (1 and 2 ft) samples at higher grades.



Figure 19.1.9: Histogram plots showing sample length distributions for (a) Brinex and (b) Aurora assays.


(a)
Points 3850
Weights 3850
Std Dev 0.073
CV 1.436
Maximum 1.47337
75% 0.071
50% 0.025
25% 0.001
Minimum 0.001
Frequency (% of 3850 points)
Grade (%U3O8)
(b)
Points 1202
Weights 1202
Std Dev 0.110
Maximum 1.10678
50% 0.044
25% 0.007
Minimum 0
Frequency (% of 1202 points)
Grade (%U3O8)

Figure 19.1.10: Histogram plots showing grade distributions for 2 metre composites of (a) Brinex and (b) Aurora data.

The relative positive skewness of the Aurora data is even more apparent in the 2 metre composite data (**Figure 19.1.10**), compared to the differences seen in the raw uncomposited data (**Figure 19.1.8**), with the mean grade of the Aurora composites more than 60% higher than the Brinex composites. However, these data are not directly comparable, since the Brinex data is almost entirely clustered above 100 metres elevation (<250 metres from surface), and the Aurora data are predominantly below that level. This difference in grade is interpreted to reflect a real increase in grades at depth.

Aurora currently has a confirmation drilling program underway to collect an adequate number of samples in the >100 metre elevation range to more rigorously assess these differences, but at the time this estimate was conducted only four new Aurora drill holes within this >100 metre range were available for comparison. **Figure 19.1.11** shows the relative grade distributions for Brinex and Aurora within a 200 metre wide swath encompassing the four Aurora confirmation holes.


(a)
Points 1315
Weights 1315
Std Dev 0.073
CV 1.295
Maximum 0.728053
25% 0.001
Minimum 0.001
Frequency (% of 1315 points)
Grade (%U3O8)
(b)
Points 113
Weights 113
CV 1.533
Maximum 0.482909
75% 0.077
50% 0.013
25% 0.001
Minimum 0.001
Frequency (% of 113 points)
Grade (%U3O8)

Figure 19.1.11: Histogram plots showing the grade distribution of 2 metre composites of (a) Brinex and (b) Aurora data, within a 200 metre wide swath (307,000 - 307,200 mE) above 100 metres elevation.

Once again, the mean grades of each population are identical; however, a Quantile-Quantile plot (**Figure 19.1.12**) shows that the Brinex sample grades tend to be slightly higher than Aurora grades, below ~0.1% U_3O_8, and vice versa above that threshold. This threshold corresponds to about the 80th percentile of both datasets. Given the similarity in grades observed within this swath, the large disparity in grades of the overall datasets (outside the swath) appears to confirm the increase in grades below ~100 metres elevation.

It should be noted that the confirmatory Aurora data are relatively few compared to the Brinex dataset, and the comparison is therefore not as robust as it could be. More in depth comparative analyses will be conducted upon completion of the confirmation drilling program in the coming months. Nevertheless, the data are deemed sufficiently comparable to be used together in resource estimation.



Grade Brinex (%U3O8) (1315 values)
Grade Aurora (%U3O8) (113 values)
1
0.1
0.01
0.01
0.1
1

Figure 19.1.12: Q-Q (log-log) plot comparing Brinex versus Aurora 2 metre composite data within a 200 metre wide swath (307,000 - 307,200 mE) above 100 metres elevation.

19.1.3 Grade Estimation

The Michelin resource estimates were conducted using Ordinary Kriging in two Gemcom block models. The two block models were constructed to represent an open pit portion of the resource (above 150 metres elevation), and an underground portion. The 150 metre threshold elevation matches that of the 2007 resource update, which was chosen using a preliminary floating cone analysis. The block models are rotated parallel to the main trend of the deposit and their dimensions reflect the anticipated mining method to be used in each portion of the resource. The full block model parameters are given in

: Michelin block model parameters

		Michelin OP	Michelin UG
Origin	minX	306,000	306,000
	minY	6,051,000	6,051,000
	maxZ	400	150
Rotation	counter-clockwise	26	26
Block Size	Column (m)	10	5
	Row (m)	5	5
	Level (m)	10	5
Dimensions	# Columns	280	560
	# Rows	240	240
	# Levels	25	140
Total	# Blocks	1,680,000	18,816,000

The block models were coded by domain, and partial blocks on the perimeters of the domains were coded using a percentage model.

19.1.3.1 Variography

Variographic analyses were conducted by Marek Nowak of SRK. First pass uninformed variography gives the best directions of continuity in the horizontal and vertical directions. These directions do not match the principal direction of continuity defined by grade x thickness plots, which plunges steeply towards the southwest. This plunge is parallel to a well-developed stretching lineation in the deposit host rocks, which is believed to have a meaningful relationship to the mineralization. Based on these geological observations, Mr. Nowak was able to refine his variographic analyses and produced a reasonable correlogram model with two exponential structures in the expected direction of continuity (**Table 19.1.4**). The horizontal and vertical directions of the preliminary analysis are interpreted to be an artifact of the data density and distribution within the deposit.

The continuity analysis was conducted on the Michelin MAIN zone only, and treated it as a single domain. The results of a first pass estimation revealed that the MAIN zone has a slight 5 degree steepening at depth (**c.f. Figure 19.1.15**), which results in grade interpolations transecting, rather paralleling, the mineralized domain. Mr. Nowak's correlogram model was therefore slightly modified to account for this change in dip: 55 degrees above 0 metres elevation (MAIN+), and 60 degrees below (MAIN-) (**Table 19.1.4**).

Table 19.1.4: Correlogram model for Michelin mineralization

		MAIN+			MAIN-		
Structure		C0	C1	C2	C0	C1	C2
Sill		0.25	0.60	0.15	0.25	0.60	0.15
Orientation*	rotZ		0	0		0	0
	rotY		55	55		60	60
	rotZ		-17	-17		-17	-17
Dimensions	rangeX		25	100		25	100
	rangeY		55	300		55	300
	rangeZ		12	60		12	60

Rotations follow Gemcom conventions and are relative to the block model orientation

19.1.3.2 Estimation Parameters

The choice of dimensions and orientations for each search ellipse was determined by a combination of variography, data density and dimensions of the mineralized domains, and are given in **Table 19.1.5**.

Table 19.1.5: Estimation parameters for the Michelin deposit

		MAIN+ (>0 m elev)	MAIN- (<0 m elev)	FW1	HW1	HW2
Orientation*	rotZ	0	0	0	0	0
	rotY	55	60	60	55	55
	rotZ	-17	-17	-17	-17	-17
Dimensions	rangeX	100	100	100	100	100
	rangeY	150	150	150	150	150
	rangeZ	35	35	35	35	35
Samples	min	4	2	4	4	4
	max	16	8	16	16	16

Rotations follow Gemcom conventions and are relative to the block model orientation

19.1.3.3 Interpolation

Grades in the Michelin block models were interpolated by Ordinary Kriging in a single pass estimate for each of the mineralized domains. All mineralized domains were treated as hard boundaries. A maximum of 4 samples per drill hole were used for each estimate. Blocks were also estimated using the same parameters for an inverse distance squared interpolation. The average distance and number of samples used for each estimated block were tracked for classification purposes.

19.1.4 Bulk Density

Aurora has collected 224 specific gravity measurements from Michelin core samples, with a mean s.g. of 2.69 (**Figure 19.1.13**). Within the mineralized domains, 124 samples returned a mean s.g. of 2.7. Brinex's historical reserves used an average s.g. of 2.72, calculated from 4 drill core samples in mineralization (range 2.71-2.72), and a bulk sample taken from their underground adit (2.73). Aurora's mean value of 2.7 was used to calculate the tonnage of each block for the current estimate.



Figure 19.1.13: Histogram showing the distribution of s.g. measurements by Aurora

19.1.5 Interpolation Results

The results of the OK interpolation are shown graphically in **Figure 19.1.14** and **Figure 19.1.15**, along with the composite data to show the relative data density in the deposit.

19.1.5.1 Mineral Inventory

Table 19.1.6 provides the tonnes, grade and pounds of the Michelin resource at a range of cut-off grades. These data are also plotted on grade-tonnage curves in **Figure** 19.1.16.

Table 19.1.6: Mineral inventory for the Michelin open pit (left) and underground (right) resources

Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)	Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)
0.01	20,305,000	0.054	23,985,000	0.01	44,719,000	0.092	91,080,000
0.02	17,795,000	0.059	23,155,000	0.02	41,355,000	0.099	89,999,000
0.03	14,505,000	0.067	21,360,000	0.03	37,222,000	0.107	87,746,000
0.04	11,691,000	0.075	19,209,000	0.04	33,349,000	0.115	84,810,000
0.05	8,989,000	0.084	16,562,000	0.05	30,036,000	0.123	81,539,000
0.06	6,776,000	0.093	13,911,000	0.06	27,139,000	0.130	78,041,000
0.07	5,049,000	0.103	11,461,000	0.07	24,625,000	0.137	74,458,000
0.08	3,808,000	0.112	9,429,000	0.08	21,759,000	0.145	69,733,000
0.09	2,847,000	0.122	7,647,000	0.09	19,097,000	0.154	64,800,000
0.10	2,149,000	0.131	6,197,000	0.10	17,048,000	0.161	60,528,000



Figure 19.1.14: Long section view showing composite data (black points) relative to all estimated block grades above a 0.03% U_3O_8 cut-off grade (blue=0.03-0.05, green=0.05-0.10, yellow=0.10-0.15, orange=0.15-2.00, red=>2.00). Red line = cross-section 1050W.



Figure 19.1.15: Cross-section 1050W (looking SW) showing composite data relative to estimated block grades in the MAIN zone above a 0.03% U_3O_8 cut-off grade (colours as in Figure 19.1.14).


Grade-Tonnage Curve
Michelin Open Pit
Tonnes
lbs U3O8
Grade
Tonnes ('000,000) / lbs U3O8 ('000,000)
Grade (%U3O8)
Cut-off Grade (%U3O8)
Grade-Tonnage Curve
Michelin Underground
Tonnes
lbs U3O8
Grade
Tonnes ('000,000) / lbs U3O8 ('000,000)
Grade (%U3O8)
Cut-off Grade (%U3O8)

Figure 19.1.16: Grade-tonnage curves showing the distribution of tonnes, grade and pounds of U_3O_8 in the Michelin resource at different cut-off grades

19.1.6 Block Model Validation

The Michelin resource grade estimates were validated by comparing the OK estimates with those generated by ID2 estimates. Block grades are also compared against the average grade of composites contained by, or adjacent to them.

Figure 19.1.17 shows the grade distributions for each type of estimate as 'Box & Whisker' plots. The mean grades of the estimates are indistinguishable; however, as expected, the ID2 and composite populations are more variable.


0.1
0.01
0.001
Michelin MAIN OK
Michelin MAIN ID2
Michelin MAIN Composites

Figure 19.1.17: 'Box & Whisker' plot showing the log-scale distribution of grades (%U_3O_8) for each estimation method. The 'T' lines (whiskers) show the max and min values for each population, and the boxes show the 25th, 50th and 75th percentiles. The mean grades are indicated by the red lines labelled 'M'.

19.1.6.1 X-Y Scatter plots

When compared against the OK estimates on scatter plots, the greater variability of the ID2 and composite data is much more evident. In both cases, lower grades are under-estimated and higher grades are over-estimated by the ID2 and composite data, as compared to the OK estimates. This 'smoothing' effect is an expected result of the OK estimation process.

Despite the greater variability, the regression lines show a fairly close correspondence between the OK and ID2 estimates; whereas, the composite grades are significantly higher than the OK estimates.


Michelin MAIN ID2 (188406 values)
Michelin MAIN OK (188406 values)
Michelin Main Composites (5499 values)
Michelin Main OK (5499 values)

Figure 19.1.18: Scatter plots comparing the block grades from the OK estimates against those of the ID2 estimates and composite data.

19.1.6.2 Swath Plots

In order to evaluate the spatial variability of the different types of estimates, the block model can be examined along 'swaths' of a given thickness across the deposit. **Figure 19.1.19** is an example plot of such a swath, and shows the high variability of the composite data relative to the ID2 and OK estimates. The plot also shows the smoothing effect whereby the highs and lows of the ID2 estimates are more pronounced than those of the OK estimates. Despite this variability, there is a very close correlation between the ID2 and OK estimates, as well as with a moving average of the composite grades, across the deposit, attesting to the veracity of the estimates.



Michelin Swath Plot
(Col 255-265)
OK
ID2
NN
10 per. Mov. Avg (NN)
Block Grades (% U3O8)
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
350
250
150
50
-50
-150
-250
-350
-450
-550
Elevation (metres)

Figure 19.1.19: Swath plot showing a comparison of grade estimates within a 50 metre wide, vertical envelope or 'swath' through the heart of the Michelin resource.

19.1.6.3 Visual Inspection

A visual inspection of the OK estimates reveals that the estimates in the lower portion of the resource are not as smooth as the estimates in the upper portion. This is likely a consequence of the lower number of samples used for each estimate in the deeper blocks (**c.f. Table 19.1.5**), which were chosen to account for its lower data density. The lower minimum of 2 samples was used to ensure reasonable coverage of estimated blocks in areas of sparse data density, and the lower maximum of 8 was used to maintain a reasonable level of spatial variability across the deposit. The result is less visually 'pleasing' than a smoother estimate, but is believed to more accurately represent the statistical grade distribution in the deposit. This effect will be minimized with the inclusion of the infill drilling results expected in the coming months.

19.1.7 Mineral Resource Classification

The geological confidence in the interpreted continuity and distribution of mineralization within the modeled domains is very high. Confidence in the actual grades of the estimates is more data dependent and all estimated blocks in the Michelin resource were therefore classified using a combination of: (i) the number of drill holes used for each estimate, and (ii) the average distance of all samples used in each estimate. Blocks

estimated with a minimum of 2 drill holes, and an average distance to samples used in the estimate of less than 30 metres were assigned to the Measured category. Indicated blocks required at least 2 drill holes and an average distance of less than 60 metres. All other estimated blocks were assigned to the Inferred category. **Figure 19.1.20** shows the distribution of Measured, Indicated and Inferred resource blocks within the Michelin deposit.



Figure 19.1.20: Long section showing the distribution of classified blocks in the Michelin resource model (red=measured, green = indicated, blue=inferred)

The Classified Mineral Resources for the Michelin deposit are reported at cut-off grades of 0.03% and 0.05% U_3O_8 in the open pit and underground portions, respectively, and are given in **Table 19.1.7**.

Table 19.1.7 - Classified mineral resources of the Michelin deposit

		Underground*			Open Pit*		
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000
	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000

** The Michelin resource estimate contemplates both underground and open pit mining scenarios. Cut-off grades (UG=0.05% U3O8, OP=0.03% U3O8) are based on preliminary economics and may be revised in future updates.*

19.2 JACQUES LAKE

19.2.1 Resource Model

The Jacques Lake deposit is hosted by a variably strained sequence of intermediate volcanic rocks sandwiched between a distinct conglomeratic unit in its hanging wall and a large granitic batholith in its footwall. Mineralization is associated with moderate to strong hematite alteration and forms a distinct, folded horizon within the intermediate volcanic package (**Figure 19.2.1**). There are two distinct mineralized domains that may be repeated portions of the same folded horizon; however, they have been kept separate for ease of modeling and estimation.

The hanging wall conglomerate unit is folded along with the mineralization and its host rocks, but with lower amplitude and frequency due to its higher competence. There is some indication that the conglomerate rests in angular unconformity on the intermediate volcanics and mineralization, including: (i) a distinct lack of mineralization in the conglomerate adjacent to strongly mineralized portions of the intermediate volcanics, (ii) the apparent truncation, along strike, of the upper hanging wall mineralized domain by the conglomerate contact, and (iii) the observation of possible mineralized intermediate volcanic clasts in the conglomerate.

The mineralized domains were digitized using the same guiding principle as for the Michelin domains, i.e. finding a balance between capturing the highest grades, while still maintaining a reasonable degree of continuity of the domain within, and between, sections.

As at Michelin, the Jacques Lake deposit is transected by a swarm of variably strained mafic dykes. The dykes all cut mineralization, and are interpreted as pre-, syn- and post-kinematic based on their degree of strain; however, at least some of the strain variation is likely a consequence of their position relative to fold limbs and hinges. Many of these dykes are much wider than those transecting the Michelin deposit, up to more than 100 metres in places, yet their variability between drill holes and between sections precludes their modeling with reasonable confidence, at the current resolution of drilling. They have therefore been included in the current mineralized domains at zero grade. It is anticipated that the imminent infill drilling program will provide the necessary detail to support the interpretation of reasonable lithological solids for the larger dykes.



Figure 19.2.1: Cross-section 900NE showing the polygonal interpretation of the Main mineralized domain in the Jacques Lake deposit



Figure 19.2.2: 3D oblique view (looking NNE) of the Jacques Lake resource model

19.2.2 Data

The Jacques Lake database contains 3,594 assays from 83 drill holes. All of these samples were collected and analyzed by Aurora using the same sampling and analytical protocols. All of these data were used in the modeling, but about a third of the data were excluded from the digitized domains (**Figure 19.2.3**), either because they were too far removed from the main zones of mineralization, or they were very low grade (i.e. less than 0.03% U_3O_8). The mean grade of the data captured within the mineralized domains is 40% higher than that of the total database.



(a)
(b)

Figure 19.2.3: Histograms showing the grade distributions of (a) all assays and (b) assays captured within the modeled mineralized domains.

19.2.2.1 Grade Capping

The Jacques Lake assays show a distinct break in slope on a cumulative probability plot at around 0.5% U_3O_8 (**Figure 19.2.4**). Examination of the data reveals a strong lack of support for assays greater than around 0.45% U_3O_8, so this value was used as a capping for the assays.



Points: 2322
Weights: 2322
Mean: 0.056
Std Dev: 0.078
CV: 1.383
Maximum: 0.663
75%: 0.068
50%: 0.029
25%: 0.007
Minimum: 0
Cumulative Probability (%)
Grade (%U3O8)

Figure 19.2.4: Cumulative probability plot showing the distribution of grade data within the modeled mineralized domains

A total of 10 assays were capped at 0.45% U_3O_8, which had virtually no impact on the statistical distribution of the assay data (**Table 19.2.1**).

Table 19.2.1: Comparison of assay grade distributions of raw versus capped data

	Assays		Declustered	
	Raw	*Capped*	*Raw*	*Capped*
Mean	0.056	0.056	0.050	0.050
Median	0.029	0.029	0.025	0.025
Standard Deviation	0.078	0.075	0.071	0.070
Minimum	0.000	0.000	0.000	0.000
Maximum	0.663	0.450	0.585	0.450
# samples cut	0	10	0	10
Count	2,322	2,322	804	804

19.2.2.2 Composites

The sampling protocol at Jacques Lake was to take 1 metre samples within mineralized zones, and 1.5 metre samples where the core was very low grade or barren (**Figure 19.2.5**). In some cases, samples were broken or extended slightly to meet geological contacts such as mafic dyke contacts. All samples were capped at a grade of 0.45% U_3O_8, then composited to 2 metre lengths to normalize the weighting of the samples for resource estimation.


Frequency (% of 3594 points)
Length (m)
Points 3594
Weights 3594
Maximum 3.5
75% 1.500
50% 1.000
25% 1.000

Figure 19.2.5: Histogram showing distribution of sample lengths for assays within the mineralized domains

The mean grade of the capped and composited data is 30% lower than the raw assay data (**Figure 19.2.6**), indicating a significant bias towards higher grades in the shorter samples in the assay data. The mean grade of the composites is virtually unchanged on a declustered basis (**Table 19.2.2**).



Frequency (% of 2322 points)
Grade_Capped (%U3O8)
(a)
Frequency (% of 933 points)
Composites_Capped (%U3O8)
(b)

Figure 19.2.6: Histograms showing the grade distributions of (a) capped assays and (b) 2 metre composites of capped data within the modeled mineralized domains

Table 19.2.2: Comparison of composite grade distributions using raw versus capped data

	Composites		Declustered	
	Raw	*Capped*	*Raw*	*Capped*
Mean	0.040	0.040	0.040	0.040
Median	0.019	0.019	0.019	0.019
Standard Deviation	0.059	0.058	0.060	0.058
Minimum	0.000	0.000	0.000	0.000
Maximum	0.449	0.368	0.449	0.368
Count	1,721	1,721	933	933

19.2.3 Grade Estimation

The Jacques Lake resource estimate was conducted using Ordinary Kriging in a Gemcom block model (**Table 19.2.3**). The block dimensions were based on data density and were chosen to match those of the previous 2007 resource estimate. The block model was rotated parallel to main northeast trend of the deposit.

The block model was coded by resource domain as defined by the digitized wireframes, and partial blocks were included around the perimeter of the domains as a percentage model. These wireframes were treated as hard boundaries, including only their contained composites for the resource grade estimates.

Table 19.2.3: Jacques Lake block model parameters

		Jacques Lake
Origin	minX	332,200
	minY	6,066,100
	maxZ	330
Rotation	counter-clockwise	-45
Block Size	Column (m)	5
	Row (m)	10
	Level (m)	10
Dimensions	# Columns	150
	# Rows	140
	# Levels	75
Total	# Blocks	1,575,000

19.2.3.1 Variography

Variographic analyses were conducted by Marek Nowak of SRK, and showed that the strongest direction of continuity plunges steeply to the southeast. The resulting correlogram model comprises two exponential structures, with the short range being fairly prolate and longer ranges becoming more oblate (**Table 19.2.4**).

Table 19.2.4: Correlogram model for the Jacques Lake mineralization

		All Domains		
Structure		C0	C1	C2
Sill		0.3	0.35	0.35
Orientation*	rotZ		5	5
	rotY		65	65
	rotZ		15	15
Dimensions	rangeX		100	160
	rangeY		40	110
	rangeZ		30	70

**Rotations follow Gemcom conventions and are relative to the block model orientation*

19.2.3.2 Estimation Parameters

The choice of dimensions and orientations for each search ellipse was determined by a combination of variography, data density and dimensions of the mineralized domains, and are given in

Table 19.2.5.

Table 19.2.5: Estimation parameters for the Jacques Lake deposit

		MAIN	HW
Orientation*	rotZ	5	5
	rotY	65	80
	rotZ	15	15
Dimensions	rangeX	150	150
	rangeY	100	100
	rangeZ	35	35
Samples	min	4	4
	max	16	16

**Rotations follow Gemcom conventions and are relative to the block model orientation*

19.2.3.3 Interpolation

Grades in the Jacques Lake block model were interpolated by Ordinary Kriging in a single pass estimate for each of the mineralized domains. All mineralized domains were treated as hard boundaries. A maximum of 4 samples per drill hole were used for each estimate. Blocks were also estimated using the same parameters for an inverse distance squared interpolation. The average distance and number of samples used for each estimated block were tracked for classification purposes.

19.2.4 Bulk Density

Specific gravity was measured in a total of 345 samples of Jacques Lake core. 194 of these s.g. samples were captured within the mineralized domain and have the same mean value as the entire s.g. dataset. A single average grade of 2.79 was used to calculate tonnages for each block in the block model.


Frequency (% of 345 points)
SG (g/cc)
Points: 345
Weights: 345

Figure 19.2.7: Histogram showing the distribution of s.g. measurements from the Jacques Lake core samples

19.2.5 Interpolation Results

The results of the OK interpolation are shown graphically in **Figure 19.2.8** and **Figure 19.3.19**, along with the composite data to show the relative data density in the deposit.

19.2.5.1 Mineral Inventory

Table 19.2.6 provides the tonnes, grade and pounds of the Michelin resource at a range of cut-off grades. These data are also plotted on grade-tonnage curves in **Figure** 19.2.10. The mineral inventory is tabulated an open pit and underground mine. The elevation cut-off for the open pit is 130 metres elevation, or 250 metres depth.

Table 19.2.6: Mineral inventory for the Jacques Lake deposit, including both open pit (left) and underground (right) resource areas

Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)	Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)
0.01	7,543,000	0.046	7,644,000	0.01	28,312,000	0.038	23,932,000
0.02	6,578,000	0.050	7,311,000	0.02	22,181,000	0.045	21,872,000
0.03	4,520,000	0.061	6,062,000	0.03	15,083,000	0.054	18,065,000
0.04	3,566,000	0.068	5,378,000	0.04	9,717,000	0.066	14,040,000
0.05	2,304,000	0.082	4,154,000	0.05	6,550,000	0.078	11,259,000
0.06	1,614,000	0.094	3,337,000	0.06	4,570,000	0.086	8,685,000
0.07	1,104,000	0.107	2,605,000	0.07	3,373,000	0.094	6,986,000
0.08	892,000	0.115	2,259,000	0.08	2,455,000	0.101	5,486,000
0.09	692,000	0.124	1,888,000	0.09	1,750,000	0.108	4,174,000
0.10	496,000	0.135	1,478,000	0.10	1,032,000	0.118	2,692,000



Figure 19.2.8: Long section view of the Jacques Lake resource model showing block grades and the section line for Figure 19.2.9 (colours as in Figure 19.1.14)



Figure 19.2.9: Cross-section 900NE view of the Jacques Lake resource model


Grade-Tonnage Curve
Jacques Lake Open Pit
Tonnes
lbs U3O8
Grade
Cut-off grade (%U3O8)
Grade-Tonnage Curve
Jacques Lake Underground
Tonnes
lbs U3O8
Grade
Cut-off grade (%U3O8)

Figure 19.2.10: Grade-tonnage curves for the Jacques Lake resource model showing the distribution of tones, grade and pounds of U_3O_8 at a range of cut-off grades

19.2.6 Block Model Validation

The Jacques Lake resource grade estimates were validated by comparing the OK estimates with those generated by ID2 estimates. Block grades are also compared against the average grade of composites contained by, or adjacent to them. This latter dataset was generated by estimating all blocks touching at distances of less than 5 metres, and is referred to as the Nearest Neighbour (NN) estimate.

Figure 19.1.1711 shows the grade distributions for each type of estimate as 'Box & Whisker' plots. The mean grades of the OK and ID2 estimates are indistinguishable; however, the NN grades have a mean grade significantly higher than the others.


0.1
0.01
0.001
M
Jacques Lake OK
Jacques Lake ID2
Jacques Lake NN

Figure 19.2.11: Box & Whisker plot showing a summary of the grade distributions for each type of estimate.

19.2.6.1 X-Y Scatter plot

When compared against the OK estimates on scatter plots (**Figure 19.2.12**), the greater variability of the ID2 and composite data is much more evident. In both cases, lower grades are under-estimated and higher grades are over-estimated by the ID2 and composite data, as compared to the OK estimates. This 'smoothing' effect is an expected result of the OK estimation process.

Despite the greater variability, the regression lines show a fairly close correspondence between the OK and ID2 estimates; whereas, the composite grades are significantly higher than the OK estimates.


Jacques Lake ID2 (22737 values)
Jacques Lake OK (22737 values)
Jacques Lake NN (285 values)
Jacques Lake OK (285 values)

Figure 19.2.12: Scatter plots comparing the block grades from the OK estimates against those of the ID2 estimates and composite data

19.2.6.2 Swath Plots

In order to evaluate the spatial variability of the different types of estimates, the block model can be examined along 'swaths' of a given thickness across the deposit. **Figure 19.1.13** is an example plot of such a swath, and shows the high variability of the composite data relative to the ID2 and OK estimates. The plot also shows the smoothing effect whereby the highs and lows of the ID2 estimates are more pronounced than those of the OK estimates. Despite this variability, there is a very close correlation between the ID2 and OK estimates, as well as with a moving average of the composite grades, across the deposit, attesting to the veracity of the estimates.



Jacques Lake Swath Plot
(Rows 95-100)
OK
ID2
NN
5 per. Mov. Avg (NN)
Grade (%U3O8)
0.25
0.2
0.15
0.1
0.05
0
200
100
0
-100
-200
-300
-400
Elevation (metres)

Figure 19.2.13: Swath plot showing block grade distributions within a 50 metre wide vertical envelope.

19.2.6.3 Visual Inspection

A visual inspection of the Jacques Lake resource blocks reveals a slightly fragmented distribution of blocks above cut-off, in both long and cross-section views. This appears to be due, in part, to the variable dips of the mineralized domain, which deviate from the orientation of the single search ellipse. This effect is fairly limited since the bulk of the mineralization has a relatively consistent dip that is easily interpolated with a single search ellipse orientation; however, future updates should aim to sub-domain out those areas presenting difficulty for the 'one orientation fits all' approach. The ease of modeling of these areas of variable dip will also improve with the planned infill drilling program.

19.2.7 Mineral Resource Classification

The geological confidence in the interpreted continuity and distribution of mineralization within the modeled domains is very high. Confidence in the actual grades of the estimates is more data dependent and all estimated blocks in the Jacques Lake resource were therefore classified using a combination of: (i) the number of drill holes used for each estimate, and (ii) the average distance of all samples used in each estimate. Blocks estimated with a minimum of 2 drill holes, and an average distance to samples

used in the estimate of less than 30 metres were assigned to the Measured category. Indicated blocks required at least 2 drill holes and an average distance of less than 60 metres. All other estimated blocks were assigned to the Inferred category. **Figure 19.2.114** shows the distribution of Measured, Indicated and Inferred resource blocks within the Michelin deposit.



Figure 19.2.14: Long section showing the classified blocks of the Jacques Lake resource (colours as in Figure 19.1.20)

The Classified Mineral Resources for the Michelin deposit are reported at cut-off grades of 0.03% and 0.05% U_3O_8 in the open pit and underground portions, respectively, and are given in **Table 19.1.7**.

Table 19.2.7: Classified mineral resources for the Jacques Lake deposit

		Underground*			Open Pit*		
Deposit	**Class**	**Tonnes**	**%U3O8**	**lbs U3O8**	**Tonnes**	**%U3O8**	**lbs U3O8**
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000
	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000

** The Jacques Lake resource estimate contemplates both underground and open pit mining scenarios. Cut-off grades (UG=0.05% U3O8, OP=0.03% U3O8) are based on preliminary economics and may be revised in future updates.*

19.3 RAINBOW

19.3.1 Resource Model

Rainbow Zone mineralization is hosted in a suite of felsic volcanics very similar to those of the Michelin deposit. It occupies a possible opposing limb of a large fold defined by a narrow airborne radiometric anomaly that also hosts the Michelin deposit and closes 5 km to the east, through Running Rabbit Lake. As currently defined, the mineralization is predominantly located at or near the hanging wall contact of a ~50 m wide mafic dyke (**Figure 19.3.1**). Deeper holes along this contact failed to intersect significant mineralization, and the hanging wall zone appears to wedge out against the dyke.

All but two of the 29 drill holes in the Rainbow Zone terminate within the mafic dyke, presumably guided by the assumption that the footwall is either barren or too deep to prove economic. However, the first of Aurora's drill holes in the Rainbow Zone in 2006 intersected a narrow interval of weak mineralization at the footwall contact of the dyke, demonstrating the presence of mineralization below the dyke. Given the understanding of similar mafic dyke relationships to mineralization elsewhere in the belt, the relationships here indicate that the Rainbow mineralized horizon was almost certainly transected by this mafic dyke and likely continues into the footwall with comparable grades and widths to those intersected in the hanging wall. This hypothesis has never been truly tested.

The current resource model builds on the interpretation that the footwall mineralization intersected by Aurora in 2006 represents the narrow top of the truncated footwall portion of the Rainbow mineralized horizon, which continues to depth in the same way that it extends to surface. The consequence of this interpretation is that the hanging wall mineralization does not extend down dip along the upper contact of the dyke; rather it is truncated by the dyke and continues at depth in the dyke's footwall. The two zones constructed under this interpretation are called MIN_HW and MIN_FW (**Figure 19.3.1** and **Figure 19.3.2**).


MIN_HW
Mafic Dyke
MIN_FW

Figure 19.3.1: Cross-section showing all drill holes relative to hanging wall and footwall mineralized domains on either side of wide mafic dyke



Figure 19.3.2: 3D oblique view (looking NE) of the Rainbow mineralized domains (red=MIN_FW, yellow=MIN_HW) and mafic dyke (transparent green)

19.3.2 Data

The Rainbow drill hole database contains a total of 432 assays from 29 drill holes. Of these, 352 were collected by Aurora from 16 drill holes. The two mineralized domains described above captured 185 of the total assays, resulting in a 220% increase in average grade of the data to be used in the resource estimate (**Figure 19.3.3**).


(a)
(b)

Figure 19.3.3: Histograms showing the grade distributions of (a) all assays and (b) assays captured within the modeled mineralized domains

19.3.2.1 Grade Capping

Rainbow assay data exhibit two distinct grade populations (assuming log-normal distributions) defined by two sloping trends on a cumulative probability plot (**Figure 19.3.4**). The inflection point between the two trends, at around 0.35% U_3O_8, is interpreted as the threshold value for a higher grade population of assays. These higher samples will be treated differently in the estimation process.


Rainbow Assays
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
Percentile
0.01
0.1
1
Grade (%U3O8)

Figure 19.3.4: Cumulative probability plot showing all Rainbow assays on a log scale

Figure 19.3.4 also illustrates the lack of data to support grade values above 0.5% U_3O_8, suggesting this to be a reasonable value for grade capping. Using this cap, 5 high grade samples were trimmed down to 0.5% U_3O_8, which resulted in a negligible 2% drop in the average grade of the assays (

Table 19.3.1).

Table 19.3.1: Comparison of raw vs. capped grades on clustered and declustered data

	Assays		Declustered	
	Raw	*Capped*	*Raw*	*Capped*
Mean	0.113	0.110	0.084	0.082
Median	0.060	0.060	0.050	0.050
Standard Deviation	0.132	0.122	0.108	0.099
Minimum	0.000	0.000	0.000	0.000
Maximum	0.790	0.500	0.580	0.500
# samples cut	0	5	0	5
Count	185	185	43	43

19.3.2.2 Composites

Rainbow samples were predominantly collected on 1 foot, 1 metre or 1.5 metre intervals. A composite length of 2 metres is appropriate to normalize the weighting of each sample in the estimation process. The composites were generated on raw and capped data for comparison (**Table 19.3.2**), but only the composites generated using capped data were used in the estimate.



Frequency (% of 432 points)
Length (m)
Weights 432
CV 0.431
75% 1.500
50% 1.000

Figure 19.3.5: Histogram showing the distribution of sample lengths in the Rainbow database

Table 19.3.2: Comparison of composites derived from raw vs. capped assay data on a clustered and declustered basis

	Composites		Declustered	
	Raw	*Capped*	*Raw*	*Capped*
Mean	0.080	0.078	0.091	0.089
Median	0.050	0.050	0.056	0.056
Standard Deviation	0.095	0.090	0.109	0.100
Minimum	0.000	0.000	0.000	0.000
Maximum	0.443	0.380	0.443	0.380
Count	94	94	48	48

19.3.2.3 Comparison of Brinex versus Aurora Data

Assay data within the Rainbow mineralized domains are dominated by Aurora samples; however, the average grade of the Brinex data is 100% higher than the Aurora data (**Figure 19.3.6**)


(a)
U3O8 (%U3O8)
(b)
U3O8 (%U3O8)

Figure 19.3.6: Comparison of (a) Brinex versus (b) Aurora assay data from within the mineralized domain

When compared on a Quartile-Quartile plot, the Brinex assays are clearly higher grade at all percentiles (**Figure 19.3.7(a)**). In order to evaluate how much of the positive bias may have been introduced by the shorter samples taken by Brinex, the same plot is shown comparing capped and composited grades for the same dataset (**Figure 19.3.7(b)**). The Brinex grades at all levels drop significantly compared to the Aurora grades, but the curve retains a concave shape indicating a slight positive bias in the Brinex data between 0.06 and 0.11% U_3O_8. The median and mean values of both datasets are close to each other, around 0.05% and 0.08% U_3O_8, respectively (**Figure 19.3.8**), and the bias pivots more or less equally above (in the upper quartiles) and below (in the lower quartiles) the 1:1 correlation line. For this reason, the capped and composited data are considered adequately similar for use together in the Rainbow resource estimate.


U3O8 Domain Brinex (%U3O8) (73 values)
U3O8 Domain Aurora (%U3O8) (112 values)
(a)
COMPS_CUT Domain Brinex (%U3O8) (38 values)
COMPS_CUT Domain Aurora (%U3O8) (56 values)
(b)

Figure 19.3.7: Q-Q plots comparing Brinex vs. Aurora data (a) before, and (b) after capping and compositing




Figure 19.3.8: Histogram showing a comparison of (a) Brinex versus (b) Aurora capped composites from within the mineralized domain

19.3.3 Grade Estimation

There are insufficient data in the Rainbow database to support reliable variogram modeling. For this reason, the Rainbow resource estimate was interpolated using inverse distance squared (ID2) weighting. The interpolation was done using a 3D block model in Gemcom software. The data density is suitable for a 10x10x10 block, and the block model was rotated parallel to the trend of mineralization. The full parameters are given in **Table 19.3.3**.

Table 19.3.3: Rainbow zone block model parameters

		Rainbow
Origin	minX	305,650
	minY	6,050,400
	maxZ	340
Rotation	counter-clockwise	-60
Block Size	Column (m)	10
	Row (m)	10
	Level (m)	10
Dimensions	# Columns	80
	# Rows	120
	# Levels	30
Total	# Blocks	288,000

The block model was coded using the resource domains defined by the digitized wireframes, and partial blocks were included around the perimeter of the domains as a percentage model. These wireframes were treated as hard boundaries, including only their contained composites for the resource grade estimates.

19.3.3.1 Estimation Parameters

The choice of dimensions and orientations for each search ellipse was determined by a combination of data density, dimensions of the mineralized domains, and a visual estimate of the principal trend of mineralization (**Table 19.3.4**). High grade data in the HW zone were defined as those data above a threshold value of 0.35% U_3O_8. The influence of these data in the interpolation was limited to half of the normal ranges for the zone. The search ellipse used in the FW domain was enlarged by approximately 50% in order to allow capture of data in the HW to used to estimate blocks in the FW domain.

This approach relies entirely on the assumption that the mineralization has simply been truncated and displaced by the cross-cutting mafic dyke, which remains to be proven with future drilling.

Table 19.3.4: Rainbow zone estimation parameters

		HW	FW
Orientation*	rotZ	0	0
	rotY	65	90
	rotZ	0	0
Dimensions	rangeX	100	150
	rangeY	70	100
	rangeZ	30	50
High Grade		0.35	
	rangeX	50	
	rangeY	35	
	rangeZ	15	
Samples	min	4	4
	max	12	12

**Rotations follow Gemcom conventions and are relative to the block model orientation*

19.3.4 Bulk Density

No density data exist for the Rainbow deposit. Previous estimates by Brinex assumed a tonnage factor of 12, which corresponds to a specific gravity of approximately 2.67. This is in keeping with the average s.g. value for the Michelin deposit of 2.7, derived from 224 measurements, which is hosted in effectively the same rocks as Rainbow. For this reason, the s.g. value of 2.7 for Michelin was considered a reasonable estimate for an average s.g. for Rainbow.

19.3.5 Interpolation Results

The results of the ID2 estimate for the Rainbow zone are shown graphically in **Figure 19.3.9** and **Figure 19.3.10**, along with the composite point data for reference.

19.3.5.1 Mineral Inventory

Table 19.3.5 provides the mineral inventory for the Rainbow resource at a range of cut-off grades. These data are also plotted on grade-tonnage curves in **Figure 19.3.11**.

Table 19.3.5: Mineral inventory for the Rainbow resource at a range of cut-off grades

Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)
0.01	2,174,000	0.080	3,840,000
0.02	2,134,000	0.081	3,828,000
0.03	2,019,000	0.084	3,763,000
0.04	1,863,000	0.089	3,642,000
0.05	1,595,000	0.096	3,378,000
0.06	1,208,000	0.110	2,918,000
0.07	1,033,000	0.117	2,673,000
0.08	916,000	0.123	2,480,000
0.09	814,000	0.128	2,289,000
0.10	661,000	0.135	1,970,000



Figure 19.3.9: Long section view of the Rainbow zone showing the estimated grades in the block model together with the composites used in the estimation (Colours as in Figure 19.1.14)



Figure 19.3.10: Cross-section 1500NE through the Rainbow zone showing the distribution of HW and FW estimated blocks on either side of the mafic dyke


Grade-Tonnage Curve
Rainbow Resource
Tonnes
lbs U3O8
Grade
Tonnes ('000,000) / lbs ('000,000)
Grade (%U3O8)
Cut-off grade (%U3O8)
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
0.01
0.02
0.03
0.04
0.05
0.06
0.07
0.08
0.09
0.1

Figure 19.3.11: Grade-tonnage curves for the Rainbow resource model

19.3.6 Block Model Validation

The Rainbow block grade estimates were validated by comparing them with the composites contained in or adjacent to a given block.

As expected, the composite data (NN) show a moderately higher degree of variability than the ID2 in a swath plot across the zone (**Figure 19.3.12**), and high grades are higher and low grades are lower, as seen in the scatter plot (**Figure 19.3.13**).


Rainbow Swath Plot
(Levels 7-11)
ID2
NN
5 per. Mov. Avg. (ID2)
Grade (%U3O8)
Block Model Rows (decreasing eastward)
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
85
80
75
70
65
60
55
50
45
40
35

Figure 19.3.12: Plot showing data from a 50 metre wide, sub-horizontal swath through the Rainbow resource comparing ID2 estimated grades with contained composite data (NN)


X-Y Scatter Plot
Comparison of ID2 versus Nearest Neighbour Estimates
y = 1.3263x - 0.0156
R² = 0.8595
NN Estimates (%U3O8)
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
OK Estimates (%U3O8)

Figure 19.3.13: Scatter plot showing a comparison between ID2 and composite (NN) data from the Rainbow resource model

19.3.6.1 Visual Inspection

A visual inspection shows that the Rainbow block model has been estimated in the way it was intended and no significant deviations from expected results were observed.

19.3.7 Mineral Resource Classification

The Rainbow resource blocks were classified using a combination of: (i) geological confidence, (ii) number of drill holes, and (iii) average distance of samples used in the grade estimate. Due to its interpretive nature, the entire FW zone was assigned to the Inferred category regardless of the number of drill holes and average distances. No blocks were assigned to the Measured category due to a general lack of data and the consequent inability to evaluate the direction and strength of continuity of mineralization. Blocks in the HW zone that were estimated using a minimum of 2 drill holes, and with an average distance from samples used in its estimation were assigned to the Indicated category. All other blocks were classified as Inferred.

The Classified Mineral Resources for the Rainbow Zone are tabulated in

Table 19.3.6 and depicted graphically in long section in **Figure 19.3.14**.

Table 19.3.6: Classified Mineral Resources for the Rainbow Zone

Deposit	Class	Tonnes	%U3O8	lbs U3O8
RAINBOW	Indicated	1,088,000	0.09	2,063,000
	Inferred	931,000	0.08	1,700,000

Reported at a cut-off grade of 0.03% U3O8



Figure 19.3.14: Long section through the Rainbow resource model showing the distribution of block classifications

19.3.7.1 Comparison with historical estimate

An historical resource estimate for the Rainbow Deposit by Brinex in 1975 consisted of 272,232 tonnes @ 0.100% U_3O_8 (600,159 lbs U_3O_8). This estimate was based on data from 19 surface drill holes, which defined a zone 140 m long by 2 to 15 m wide by 79 m deep. These dimensions consist of rough estimations based on the lengths and extents of mineralized intervals. The dimensions of the current Rainbow resource model are approximately 400x20x50 metres.

The average grade of 0.1% U_3O_8 used in the Brinex estimate is comparable to the mean grade of the current resource if a 0.05% U_3O_8 cut-off were used, and only slightly higher than that of the reported resource.

Clearly the biggest difference between the two estimates is the shear size of the interpreted resource model, which is about 3 times the size of the historical model. This is considered to be an acceptable difference given the vast differences in modeling techniques (it is unknown how Brinex arrived at those dimensions and how they were used in their estimate), and the level of geological confidence in the data produced by Aurora and its confirmation of the historical data.

19.4 INDA TREND

The Inda trend deposits are all hosted within a common stratigraphic horizon of the Post Hill Group, containing a mix of argillaceous and volcanogenic sediments, near the contact with Aillik Group felsic volcanics. There are indications from historical maps that this contact is either a shear zone or a deformed angular unconformity, with a preference for the former by most workers. While mineralization is concentrated at or near this contact, it transgresses all lithologies within the Post Hill Group package. Mineralization is variably associated with magnetite and hematite alteration, with local amphibole and very minor sulphides and base and precious metal mineralization.

The stratigraphy has undergone polyphase folding of variable intensity, ranging from isoclinal to open folds, and the main bodies of mineralization appear to have been entrained by the same deformation as their host rocks. This is particularly well-exhibited by the Kitts deposit, to the northeast in the same belt of rocks, and in which very complex fold interference patterns have been mapped in the ore zones.

The current resource models have been constructed and estimated using a mix of Brinex and Aurora data. As with all of the other CMB resource models, they are effectively grade shells, loosely constrained by the enveloping stratigraphy. All Inda Trend resources are dealt with together in this section for ease of reference, due to their similarity in style and location.

19.4.1 Resource Models


Nash
Inda
Gear

Figure 19.4.1: 3D oblique view (looking NW) showing the relative distribution of the Inda Trend resource models. Field of view is approximately 9.5 km. Topo = 5 metre contour interval.

The Inda Trend comprises three significant zones of known mineralization, referred to as the Nash, Inda and Gear deposits. The distribution of these zones is shown in **Figure 19.4.1**. Each zone was digitized on 50 metre spaced cross-sections using a mix of lithological and grade controls to constrain the boundaries. The deposits range from moderately- to steeply-dipping tabular bodies, at Nash and Inda, while the Gear deposit currently consists of a single, plunging, planar shoot (**Figure 19.4.2**, **Figure 19.4.3** and **Figure 19.4.4**).



Figure 19.4.2: Cross-Section 1775NE showing polygonal interpretation of mineralized domain in the Nash deposit



Figure 19.4.3: Cross-section 5175NE showing polygonal interpretation of mineralized domain in the Inda deposit



Figure 19.4.4: Cross-section 8175NE showing polygonal interpretation of mineralized domain in the Gear deposit

19.4.2 Data

The Inda Trend drill hole database contains 1,965 assays from 142 diamond drill holes. All of the data were used to model the resource domains, which captured a total of 981 assays for all zones and resulted in increases of average grade for the resource models of ~40 (Inda) to 300% (Gear) (**Figure 19.4.5**, **Figure 19.4.6** and **Figure 19.4.7**).



Figure 19.4.5: Histograms showing the grade distributions of (a) all assays and (b) assays captured within the modeled mineralized domain of the Nash deposit



Figure 19.4.6: Histograms showing the grade distributions of (a) all assays and (b) assays captured within the modeled mineralized domain of the Inda deposit



Figure 19.4.7: Histograms showing the grade distributions of (a) all assays and (b) assays captured within the modeled mineralized domain of the Gear deposit

19.4.2.1 Grade Capping

The assay data were examined on cumulative probability plots to evaluate appropriate capping grades to remove high grade outliers.

Data from the Nash deposit exhibit strong support for single grade population up to about 0.45% U_3O_8 (**Figure 19.4.8**), which was chosen as an appropriate capping grade for Nash and 10 samples were capped. Assay data from Inda show two distinct populations (**Figure 19.4.9**): a lower grade population, up to about 0.3% U_3O_8, and a higher grade population, between 0.4% and 0.7% U_3O_8, above which there only 7 high grade sample points to support the distribution and this value was chosen as a reasonable capping grade. At Gear, the assay data are relatively low grade (**Figure 19.4.10**) and 8 samples were capped at a grade 0.3% U_3O_8, above which the data are sparse.

The resulting drop in mean grades of the capped data range from 7%, at Gear, to 26%, at Inda, with Nash in the middle, at 13%. On a declustered basis these reductions change to 5%, 3% and 11%, respectively.



1.20
1.00
0.80
0.60
0.40
0.20
0.00
Percentile
0.01
0.1
1
10
%U3O8

Figure 19.4.8: Cumulative probability plot of assay data in the Nash deposit



1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Percentile
0.01
0.1
1
10
%U3O8

Figure 19.4.9: Cumulative probability plot of assay data in the Inda deposit



1.20
1.00
0.80
0.60
0.40
0.20
0.00
Percentile
0.01
0.1
1
%U3O8

Figure 19.4.10: Cumulative probability plot of assay data in the Gear deposit

19.4.2.2 Composites

Inda Trend samples were predominantly collected 1 foot and 1 metre intervals, with 2 foot and 1.5 metre samples being the next most common (**Figure 19.4.11**). Very few samples exceed 2 metres in length, which was chosen as an appropriate composite interval for each of these deposits.



Figure 19.4.11: Histogram plots of sample lengths at Nash, Inda and Gear (left to right)

Table 19.4.1summarizes the effects of the compositing process from data capture within the digitized mineralized domains to compositing of capped grades. Nash and Inda show dramatic decreases in mean grade from raw assays to capped composites; whereas, Gear nearly doubles in grade. On a declustered basis (**Figure 19.4.12**): the mean grade at Nash more than doubles from its declustered raw assays, the mean grade at Inda remains the same, and Gear increases by about 10%. These unexpected fluctuations in grade are almost certainly a consequence of the variable sample sizes and the capped composite data are believed to be adequately representative for resource estimation.

Table 19.4.1: Summary statistics for assays and composites: Nash (a), Inda (b), and Gear (c)

	All Assays	Mineralized Domain	Composites
Mean	0.064	0.097	0.057
Standard Deviation	0.135	0.168	0.069
Median	0.02	0.041	0.034
Max	1.36	1.36	0.374
Min	0.001	0.001	0.001
Count	508	296	168

(a)

	All Assays	Mineralized Domain	Composites
Mean	0.069	0.098	0.044
Standard Deviation	0.36	0.459	0.071
Median	0.023	0.032	0.023
Max	7.47	7.47	0.64
Min	0.001	0.001	0.001
Count	887	537	342

(b)

	All Assays	Mineralized Domain	Composites
Mean	0.027	0.087	0.053
Standard Deviation	0.064	0.102	0.064
Median	0.003	0.053	0.034
Max	0.55	0.55	0.3
Min	0.001	0.001	0.01
Count	570	148	115

(c)



Frequency (% of 80 points)
U3O8 (%U3O8)
Frequency (% of 175 points)
U3O8 (%U3O8)
Frequency (% of 60 points)
U3O8 (%U3O8)

Figure 19.4.12: Histograms showing the distributions of declustered, capped composites from the Nash, Inda and Gear (left to right) deposits

19.4.2.3 Comparison of Brinex versus Aurora Data

Brinex assay data are consistently higher grade than Aurora data in all deposits. **Figure 19.4.13(a)**, **Figure 19.4.14(a)** and **Figure 19.4.15(a)** illustrate this difference on Q-Q plots. These differences are not consistently affected by declustering. For example, at Nash, declustered grades are still higher by 200% in the Brinex data (

Table 19.4.2). At Inda, the difference is elevated by declustering (**Table 19.4.3**). At Gear, however, declustering does appear to produce greater similarity between the two datasets (**Table 19.4.4**). The lack of similarity between declustered Brinex and Aurora datasets would present serious concerns about their compatibility for resource estimation, if it weren't for the effects of capping and compositing. Grade capping and subsequent compositing has the desired effect of lowering the average grade of the Brinex data more so than the Aurora data (**Figure 19.4.13(b)**, **Figure 19.4.14(b)** and **Figure 19.4.15(b)**); but perhaps too much so.


(a)
U3O8 Domain Brinex (%U3O8) (378 values)
U3O8 Domain Aurora (%U3O8) (130 values)
(b)
Comps_cut Domain Brinex (%U3O8) (148 values)
Comps_cut Domain Aurora (%U3O8) (22 values)

Figure 19.4.13: Q-Q plots comparing Aurora vs. Brinex data as (a) raw assays and (b) capped composites, at Nash

Table 19.4.2: Summary statistics for raw, declustered and capped composite data at Nash

	All Assays	Aurora		Brinex		Composites
		Raw	Declustered	Raw	Declustered	
Mean	0.064	0.024	0.025	0.077	0.053	0.057
Standard Deviation	0.135	0.07	0.066	0.149	0.123	0.069
Median	0.02	0.003	0.004	0.028	0.022	0.034
Max	1.36	0.575	0.343	1.36	1.32	0.374
Min	0.001	0.001	0.001	0.001	0.001	0.001
Count	508	130	37	378	147	168


(a)
U3O8 Domain Brinex (%U3O8) (467 values)
U3O8 Domain Aurora (%U3O8) (420 values)
(b)
Comps_cut Domain Brinex (%U3O8) (225 values)
Comps_cut Domain Aurora (%U3O8) (117 values)

Figure 19.4.14: Q-Q plots comparing Aurora vs. Brinex data as (a) raw assays and (b) capped composites, at Inda

Table 19.4.3: Summary statistics for raw, declustered and capped composite data at Inda

	All Assays	Aurora		Brinex		Composites
		Raw	Declustered	Raw	Declustered	
Mean	0.069	0.05	0.027	0.087	0.059	0.044
Standard Deviation	0.36	0.333	0.031	0.382	0.11	0.071
Median	0.023	0.017	0.014	0.031	0.022	0.023
Max	7.47	6.764	0.156	7.47	0.744	0.64
Min	0.001	0.001	0.001	0.001	0.001	0.001
Count	887	420	137	467	149	342


U3O8 Domain Brinex (%U3O8) (148 values)
U3O8 Domain Aurora (%U3O8) (422 values)
Comps_cut Domain Brinex (%U3O8) (77 values)
Comps_cut Domain Aurora (%U3O8) (38 values)

(a) (b)

Figure 19.4.15: Q-Q plots comparing Aurora vs. Brinex data as (a) raw assays and (b) capped composites, at Gear

Table 19.4.4: Summary statistics for raw, declustered and capped composite data at Gear

	All Assays	Aurora		Brinex		Composites
		Raw	Declustered	Raw	Declustered	
Mean	0.027	0.02	0.021	0.045	0.028	0.053
Standard Deviation	0.064	0.051	0.057	0.089	0.076	0.064
Median	0.003	0.003	0.003	0.008	0.001	0.034
Max	0.55	0.521	0.521	0.55	0.55	0.3
Min	0.001	0.001	0.001	0.001	0.001	0.01
Count	570	422	134	148	87	115

It seems clear that elevated grades in the Brinex database are, to a large degree, a consequence of the shorter sample lengths, which were likely to be highly selective in nature. However, the reversal to a negative bias relative to the Aurora data is not ideal either. Future updates should investigate these dissimilarities further, but these data will be used together in the current estimate. If anything, the effect will be to decrease, rather than inflate, the resources, and thereby maintain a higher level of conservatism to the results.

19.4.3 Grade Estimation

There are insufficient data in the Inda Trend deposit databases to support reliable variogram modeling. For this reason, these resource estimates were all interpolated using inverse distance squared (ID2) weighting. The interpolation was done using a 3D block model in Gemcom software. Due to their more tabular nature and data density, the

deposits are well suited to a 10x5x10 block size. Each block model was rotated to match its specific deposit trends. The full block model parameters for each deposit are given in **Table 19.4.5**.

Table 19.4.5: Block model parameters for deposits in the Inda Trend

		Gear	Inda	Nash
Origin	minX	337,100	334,350	331,750
	minY	6,091,050	6,088,850	6,087,150
	maxZ	180	150	220
Rotation	counter-clockwise	60	40	35
Block Size	Column (m)	10	10	10
	Row (m)	5	5	5
	Level (m)	10	10	10
Dimensions	# Columns	48	130	83
	# Rows	60	108	108
	# Levels	50	55	50
Total	# Blocks	144,000	772,200	448,200

The block model was coded using the resource domains defined by the digitized wireframes, and partial blocks were included around the perimeter of the domains as a percentage model. These wireframes were treated as hard boundaries, including only their contained composites for the resource grade estimates.

19.4.3.1 Estimation Parameters

The choice of dimensions and orientations for each search ellipse was determined by a combination of data density, dimensions of the mineralized domains, and a visual estimate of the principal trend of mineralization (**Table 19.4.6**). High grade data in the Inda deposit were defined as those data above a threshold value of 0.4% U_3O_8. The ranges of influence of these data were limited to half of the normal ranges for the deposit. The search ellipse used in the Nash deposit is slightly more oblate than the other due to a greater apparent trend in the sub-horizontal direction. The Inda search ellipse is a bit wider to account for the broader envelope produced by open folding. Also at Inda, one isolated drill hole with only 3 composites produced a large gap in the interpolated block model. This gap was filled by reducing the required number of samples to estimate a block from 4 to 3.

Table 19.4.6: Estimation parameters for deposits in the Inda Trend

		GEAR	INDA	NASH
Orientation*	rotZ	-90	-85	-90
	rotY	80	80	60
	rotZ	-30	-20	-20
Dimensions	rangeX	100	100	100
	rangeY	50	50	75
	rangeZ	25	30	25
High Grade			0.40	
	rangeX		50	
	rangeY		25	
	rangeZ		15	
Samples	min	4	3	4
	max	12	12	12

**Rotations follow Gemcom conventions and are relative to the block model orientation*

19.4.4 Bulk Density

A total of 90 Inda Trend samples were submitted for s.g. measurements. A summary of the results is presented in **Table 19.4.7**. These densities are significantly higher than other resource areas in the belt, but agree well with their more mafic, iron-rich host rocks. The tonnages of the Inda Trend deposits were calculated using a different average s.g. value at each location.

Table 19.4.7: Specific gravity measurements for the Inda Trend

	Nash	Inda	Gear
Mean	2.87	2.85	2.82
Standard Deviation	0.09	0.11	0.12
Median	2.88	2.83	2.83
Max	3.02	3.03	3.04
Min	2.71	2.65	2.51
Count	22	29	39

19.4.5 Interpolation Results

The results of the ID2 estimate for the Inda Trend resources are shown graphically in **Figure 19.4.16** thru **Figure 19.4.21**, along with the composite point data for reference.



Figure 19.4.16: Long section of the Nash resource block model showing the distribution and grade of all estimated blocks



Figure 19.4.17: Cross section through the Nash deposit showing the distribution of all estimated blocks



Figure 19.4.18: Long section of the Inda resource block model showing the distribution and grade of all estimated blocks



Figure 19.4.19: Cross section through the Inda deposit showing the distribution of all estimated blocks



Figure 19.4.20: Long section of the Gear resource block model showing the distribution and grade of all estimated blocks



Figure 19.4.21: Cross section through the Nash deposit showing the distribution of all estimated blocks

19.4.5.1 Mineral Inventories

Table 19.4.8 provides the mineral inventories for the Inda Trend resources at a range of cut-off grades. These data are also plotted on grade-tonnage curves in **Figure 19.4.22** thru **Figure 19.4.24**.

Table 19.4.8: Mineral inventory for the Inda Trend deposits at a range of cut-off grades

Nash				Inda				Gear			
Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)	Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)	Cut-off (%U3O8)	Tonnes	Grade (%U3O8)	lbs (%U3O8)
0.01	2,560,000	0.053	2,999,000	0.01	8,839,000	0.048	9,404,000	0.01	1,266,000	0.059	1,652,000
0.02	2,167,000	0.060	2,872,000	0.02	7,687,000	0.053	9,021,000	0.02	1,210,000	0.061	1,634,000
0.03	1,804,000	0.067	2,673,000	0.03	5,836,000	0.062	8,033,000	0.03	1,002,000	0.069	1,517,000
0.04	1,508,000	0.074	2,452,000	0.04	4,209,000	0.074	6,835,000	0.04	752,000	0.080	1,328,000
0.05	1,148,000	0.083	2,100,000	0.05	2,787,000	0.089	5,465,000	0.05	604,000	0.089	1,183,000
0.06	879,000	0.092	1,777,000	0.06	1,944,000	0.104	4,448,000	0.06	420,000	0.104	964,000
0.07	620,000	0.103	1,409,000	0.07	1,233,000	0.126	3,430,000	0.07	302,000	0.120	796,000
0.08	474,000	0.112	1,172,000	0.08	947,000	0.142	2,965,000	0.08	272,000	0.125	747,000
0.09	398,000	0.117	1,030,000	0.09	855,000	0.148	2,793,000	0.09	235,000	0.131	678,000
0.10	311,000	0.124	849,000	0.10	639,000	0.167	2,357,000	0.10	219,000	0.134	644,000


Grade-Tonnage Curve
Nash Resource
Tonnes
lbs U3O8
Grade
3.5
3
2.5
2
1.5
1
0.5
0
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
0.01
0.02
0.03
0.04
0.05
0.06
0.07
0.08
0.09
0.10
Cut-off grade (%U3O8)
Grade (%U3O8)

Figure 19.4.22: Grade-tonnage curve for the Nash resource


Grade-Tonnage Curve
Inda Resource
Tonnes
lbs U3O8
Grade
Tonnes ('000,000) / lbs ('000,000)
Grade (%U3O8)
Cut-off grade (%U3O8)

Figure 19.4.23: Grade-tonnage curve for the Inda resource


Grade-Tonnage Curve
Gear Resource
Tonnes
lbs U3O8
Grade
Tonnes ('000,000) / lbs ('000,000)
Grade (%U3O8)
Cut-off grade (%U3O8)

Figure 19.4.24: Grade-tonnage plots for the Gear resource

19.4.6 Block Model Validation

The Rainbow block grade estimates were validated by comparing them with the composites contained in or adjacent to a given block.

19.4.6.1 X-Y Scatter plot

The composite data (NN) show a slight positive bias against the ID2 estimates in scatter plots of ID2 versus NN (**Figure 19.4.25**).


Nash U3O8 (60 values)
Inda U3O8 (91 values)
Gear U3O8 (32 values)

Figure 19.4.25: Scatter plots showing the ID2 estimated block grades against contained and/or adjacent composite values for each deposit in the Inda Trend

19.4.6.2 Swath Plots

In swath plots generated horizontally across the resource models at Nash and Inda, and vertically at Gear (**Figure 19.3.12**), high grades are higher and low grades are lower. This smoothing effect is a desired result of the estimation process.



Nash Swath Plot
(Levels 3-12)
Inda Swath Plot
(Levels 11-20)
Gear Swath Plot
(Rows 26-35)

Figure 19.4.26: Comparison of ID2 estimated grades versus composite values from 100 metre wide swaths across each deposit in the Inda Trend

19.4.6.3 Visual Inspection

A visual inspection shows that the Inda Trend block models have been estimated in the way they were intended and no significant deviations from expected results were observed.

19.4.7 Mineral Resource Classification

Mineral resources in the Inda Trend were classified according to a combination of: (i) geological confidence, (ii) number of drill holes, and (iii) average samples used in each block estimate. Due to the lack of confidence in the actual grades of the Brinex data as described above, none of the Inda Trend resources can be classified as Measured Mineral Resources. Blocks estimated with a minimum of 2 drill holes and with an average distance to samples of less than 50 metres were classified as Indicated. All other resources are relegated to the Inferred category.

In addition to the above qualifications on the resource, it is believed that, as they are currently defined, none of the deposits, alone or together, could support an underground mining operation. As such, they are reported using a single cut-off suitable to open pit mining scenario, but none of the resource blocks occurring below a depth of 300 metres from surface are reported in the Mineral Resource statement below. These deep blocks are shown in the sections and in the mineral inventories for illustration, but do not constitute a portion of the Mineral Resources.

The distribution of classified blocks in each deposit is shown in **Figure 19.4.27** to **Figure 19.4.29**.



Figure 19.4.27: Long section showing the distribution of classified blocks in the Nash resource model



Figure 19.4.28: Long section showing the distribution of classified blocks in the Inda resource model



Figure 19.4.29: Long section showing the distribution of classified blocks in the Gear resource model

Table 19.4.9: Classified Mineral Resources of the Inda Trend, CMB

Deposit	Class	Tonnes	%U3O8	lbs U3O8
NASH	Indicated	757,000	0.08	1,300,000
	Inferred	613,000	0.07	904,000
INDA	Indicated	1,460,000	0.06	2,037,000
	Inferred	3,042,000	0.07	4,538,000
GEAR	Indicated	520,000	0.06	665,000
	Inferred	210,000	0.06	262,000

Resources are reported at a cut-off grade of 0.03% U3O8, and do not include any blocks estimated below 300 metres depth.

19.4.7.1 Comparison with Brinex Resource

Historical resources for the Inda Trend deposits are shown in **Table 19.4.10**.

Table 19.4.10: Compilation of historical resource estimates in the Inda Trend

	Tonnes	Grade %U3O8	lbs U3O8
Nash	215,971	0.224	1,066,523
Inda	514,519	0.155	1,758,167
Gear	76,860	0.145	245,695

The 1970 historical estimate for the Nash Lake Prospect (Main Zone) by Brinex was based on data from an unknown number of surface drill holes which defined the zone over a strike length of 365 m and a depth of 140 m. The 1976 historical estimate for the Inda Lake Prospect by Brinex was based on data from 23 surface drill holes. 75% percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 m and strike length of 640 m. The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U_3O_8. The historical estimate for the Gear Lake Prospect (year unknown) by Brinex was based on data from an unknown number of surface holes which defined the zone over a length of 30 m and to a depth of 70 m.

Limited information is given by Brinex as to their estimation method for these resources. On the surface it appears that they simply used broadly defined, average (?) rectangular volumes based on strike, dip and across strike extents. These do not compare at all with those volumes defined by sectional interpretations as in the current models. No information is given by Brinex as to the cut-off grade applied to their estimates (if any). At a cut-off of 0.1% U_3O_8, the current resources approach and exceed the historical grades. If Brinex used a cut-off grade of 0.1% U_3O_8 for their resources, then the current estimates are surprisingly similar (**c.f. Table 19.4.8** and **Table 19.4.10**). However, without this information, it is difficult to draw conclusions about their veracity and compatibility with the current resources.

19.5 CONCLUSIONS

Aurora's 2007 exploration program proved to be another tremendously successful year in terms of adding resources to their uranium holdings in the Central Mineral Belt. Michelin, the flagship deposit of the belt, was increased by 20%, adding 17 Mlbs U_3O_8, Jacques Lake was increased by more than 66% with its addition of 17.3 Mlbs U_3O_8, and the upgrading up historical resources to current NI 43-101 compliant resources at Rainbow, Nash, Inda and Gear, generated another 13.5 Mlbs U_3O_8. A full accounting of all of Aurora's CMB Mineral Resources is tabulated in **Table 19.5.1**.

The CMB resource deposits proved amenable to either OK or ID2 estimation techniques. In most cases, the historical Brinex assay data can be shown to be comparable to current data generated by Aurora under the auspices of NI 43-101 guidelines. This similarity between the datasets is of tremendous value to Aurora since it lessens the need for additional confirmation drilling in some areas. The subtle lack of correlation with the Inda Trend data remains a small concern, and should be addressed in future resource updates. For now, the slightly lower grades of the Brinex data mitigate any risks of over-estimation, but getting the grade right is ultimately most important.

It is recommended that infill drilling be completed as soon as possible to better define the grade distributions within the existing mineralized domains. There remain a number of lower grade lenses that may be stripped out of the resource model to improve on the average grade of the deposit. This is true for all of the deposits, but only Michelin and Jacques Lake have advanced to a stage where this has been the critical next step.

The confirmation drilling program in the Brinex-defined portion of the Michelin resource is now complete and should be incorporated into the next resource update. There are early indications that the grades may slightly higher in the new drilling, but this remains to be evaluated.

One of the most compelling drill targets to emerge from this analysis is the potential in the footwall zone at Rainbow. Portions of the hanging wall zone have very high grades, and, aside from the mafic dyke, its similarities to Michelin are stronger than any other resource area. In addition, further testing along strike from both Michelin and Rainbow, towards Running Rabbit Lake, needs to be done to rigorously test the potential of the folded radiometric horizon and possible closure near Running Rabbit.

The recognition of the folded geometry of the Jacques Lake deposit has answered many questions regarding its distribution and potential extents, but raises more in terms of its genesis and how it can be used to define additional targets and ideas that remain untested and even unconsidered.

These advances in understanding of the controls on mineralization in the region are crystallizing a belt scale understanding of the CMB and its contained deposits that should prove to generate a steady stream of worthy targets as Aurora's work advances.

Table 19.5.1: Classified Mineral Resources for Aurora's CMB Project, Labrador, Canada, February, 2008

		Underground*			Open Pit*			Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	
	Measured & Indicated	**17,459,000**	**0.12**	**47,892,000**	**12,941,000**	**0.07**	**19,542,000**	**67,434,000**
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000	
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000	
	Measured & Indicated	**3,772,000**	**0.08**	**6,663,000**	**2,310,000**	**0.07**	**3,748,000**	**10,411,000**
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000
	Subtotal				3,825,000	0	6,065,000	
TOTAL	**Measured & Indicated**	**21,231,000**	**0.12**	**54,555,000**	**19,076,000**	**0.07**	**29,355,000**	**83,910,000**
MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000
							7,404,000	
TOTAL	**Inferred**	**15,355,000**	**0.11**	**38,243,000**	**8,570,000**	**0.06**	**11,536,000**	**49,779,000**

** The CMB mineral resource estimates contemplate both underground and open pit mining scenarios. Cut-off grades (UG=0.05% U3O8, OP=0.03% U3O8) are based on very preliminary economics and may be revised with more detailed economic analyses in future updates.*

20.0 OTHER RELEVANT DATA AND INFORMATION

The Nunatsiavut Government came into effect December 1st, 2005. The current Board of the Labrador Inuit Association became the transitional government which will be in place until an election is held. The Nunatsiavut Government will operate on a consensus basis rather than an adversarial party system. The Nunatsiavut Government will observe federal and provincial laws and, in time, take greater control over policy.

The effective date marks the transition of the Labrador Inuit Lands Claims Agreement into a legal and constitutional reality.

Sections of the Agreement which deal specifically with exploration interests in Labrador are Part 4.11 Subsurface Interests and Part 4.12 Subsurface Resource Development in Labrador Inuit Lands. For the purposes of this report, the following paraphrased parts are of note:

- Administration of subsurface resources in the Labrador Inuit Settlement Area rest with the Province (4.11.1). The Province is obliged to consult with the Nunatsiavut Government about conditions to be attached to a subsurface interest in Labrador Inuit Lands (4.12.4).
- Exploration of Labrador Inuit Lands requires approval of an application in the form of a work plan made to the Nunatsiavut Government and the Province (4.11.13(b)). Fifteen days is indicated as the time frame for processing applications. Approval from both the Provincial and Nunatsiavut governments is required before work can proceed.
- Exploration companies must obtain consent from the Nunatsiavut Government for access to Labrador Inuit Lands (4.11.13(a)).
- Development of a subsurface resource in Labrador Inuit Lands requires an Inuit Impacts and Benefits Agreement with the Nunatsiavut Government (4.12.1).

The ***Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands*** were ratified in to law in April 2007 by the Government of Newfoundland and Labrador and the Nunatsiavut Government. This act facilitates the issuing of exploration approvals for Labrador Inuit Lands and sets out clear guidelines for exploration practices in Labrador.

On March 5th, 2008, the Nunatsiavut Government tabled a proposed motion banning the mining and milling of uranium on Labrador Inuit Lands for a period of three years while they develop their new land use plan and their environmental assessment process. Consensus was not reached by the Government, and the motion is to be heard at a second reading on April 9th, 2008. Under this motion, exploration and environmental baseline work would not be affected.

21.0 INTERPRETATION AND CONCLUSIONS

The program carried out over the period from April to the end of November, 2007 was successful in identifying additional mineralization at Michelin and Jacques Lake, and in confirming mineralization at the Aurora Corridor, Gayle and Burnt Brook. Additionally, the extent of uranium mineralization at the Gear, Inda, and Nash targets has been both confirmed and expanded through ongoing drilling.

21.1 MICHELIN TARGET AREA

The 2007 drilling program was successful in extending the Main Zone down plunge and to the west, along strike, with 15 new holes (10,319 metres). The zone appears to be narrowing in width, although it continues to return comparable grades over significant widths (e.g. **0.25% U_3O_8/9.5 meters** in hole M07-069, and **0.11% U_3O_8/15.0 meters** in hole M07-059), out to 185 meters beyond the western limits of the previous 2006 drilling.

In addition to extending the Main Zone, the 2007 drill program began to define a new shoot to the east of the Main Zone referred to as the "Eastern Shoot", with 16 holes (7,992 metres). Building on widely-spaced holes from the 2006 drill program, this new zone is now better defined within a region measuring approximately 600 meters down-plunge and 300 meters across, with comparable grades and widths to the Main Zone (e.g. **0.25% U_3O_8/10.1 meters** in hole M07-072, and **0.15% U_3O_8/8.9 meters** in hole M07-066).

The eastern limits of alteration and relatively weak mineralization associated with the Michelin deposit have been extended approximately 700 meters to the east of previous drilling. While this region is unlikely to contribute to the Michelin resource there is still a great deal of remaining potential along this trend for the discovery of additional resources.

Results to date from the confirmation drilling program in the shallower portion of the deposit have shown that the uranium mineralization in this area is at least as good as suggested by the historical drilling by Brinex (1969-79), and locally better.

21.2 BURNT BROOK TARGET AREA

A total of 10 drill holes totaling 1,828 metres were completed at Burnt Brook in a Phase I drill program. Mineralized intervals cut during the drilling were generally narrow and were hosted in a variety of lithologies, ranging from fine grained clastic metasediments, to hematized and albitized intermediate volcanics similar to the host rocks at the Jacques Lake deposit. Alteration packages associated with mineralization at Burnt Brook were similar to those seen at the Jacques Lake and Michelin deposits, with strong hematite + magnetite + albite alteration.

While mineralized zones generally ranged from 1 to 5 metres, sufficiently elevated levels of radioactivity have been intersected to warrant follow up surface work and diamond drilling in 2008.

21.3 JACQUES LAKE TARGET AREA

During the 2007 field season, a total of 30 diamond drill holes with a cumulative length of 14,209 metres were completed on the Jacques Lake target to test the for down-dip and down plunge extensions to the deposit.

The 2007 drill program was successful in expanding the Jacques Lake deposit further to the west and down-dip. Intervals of uranium mineralization intersected in 2007 were of comparable width and grade to those cut in 2006. Of particular note, drill hole JL07-070 intersected **0.12% U_3O_8/16m** approximately 100m down plunge from the existing resource block. The 2007 drill program also added confidence to the understanding of the fold interference causing thickening of the mineralized zone.

21.4 GEAR TARGET AREA

The drilling program at Gear successfully extended the ore zone 100-110 m down plunge with six drill holes totaling 1,933 metres. The zone of U mineralization intersected in G07-005 has rough dimensions of 150m down dip by 50 m across. The strongest mineralization within it measures 20 m in width. A few observations have been made about mineralization at Gear:

a) Elevated radioactivity can occur within the argillite, dirty quartzite or sheared amphibolite (all within the Post Hill Group)
b) The primary host "argillite" changes in composition along its strike indicating facies changes
c) Mineralization appears to be folded
d) The Post hill group features an earlier deformation event which is not evident in the Aillik Group

21.5 INDA TARGET AREA

During the 2007 field season, a total of eight drill holes totaling 2,524 metres were completed. Mineralized intervals at Inda occur both in felsic volcanics of the Aillik Group and predominantly within amphibolites and mafic meta-sediments of the Post Hill Group. Mineralization in the felsic volcanics is related to hematite-albite and/or magnetite alteration, whereas uranium mineralization in the Post Hill Group (mafic meta-sediments and amphibolites) is associated with carbonate-chlorite-actinolite+/-pyrite alteration.

Drilling served to extend mineralization at Inda to the south west (along strike) and to date has returned values comparable to those seen in historic Brinex drilling. Mineralized zones at Inda are generally narrow, ~ 1 metre, however, numerous zones are seen in close proximity to one another. Further work is recommended for the Inda target, including drilling beneath the eastern portion of the deposit and down plunge to the southwest.

21.6 NASH TARGET AREA

A total of four drill holes totaling 1,298.00 m were completed during the 2007 field season testing for down-dip extensions to the known mineralization. Mineralized zones intersected in 2007 drilling at the Nash prospect were generally narrow, from 1 to 4m, but showed significant grades including 0.34% U_3O_8 over 1.00m in N07-005. Mineralization at Nash is hosted within the Post Hill Group mafic metasediments. Patchy magnetics and albite alteration are present with mineralization, as well as abundant chlorite-amphibole stringers, and biotite-calcite stringers. Elevated Cu and Ag occur with U mineralization, however, generally in uneconomic amounts.

A follow up drill program is recommended for the Nash area for 2008. Particular attention should be paid to follow up encouraging historical trench and drill results reported by Brinex for the Nash West Area, approximately 1km west-south-west of the main Nash Deposit. The Nash deposit remains a prospective target and the potential for additional mineralization in the area is considered to be excellent.

21.7 MELODY HILL TARGET AREA

2007 drilling at Melody Hill returned generally disappointing results, with only spot highs being intersected in holes M07-007 and M07-011. Mineralization intersected at Melody was hosted in granitoid rocks, with no discernable deformation or alteration associated with the mineralized zones. It is believed that due to the inability to drill from the ideal locations on the ice, the targets were not adequately tested.

21.8 AURORA CORRIDOR TARGET AREA

A total of 12 drill holes totaling 2,047.32 metres were drilled during the 2007 field season. Drilling targeted the subsurface extension of outcropping mineralization along the east-west striking shear zone and magnetic anomaly. Elevated to significant levels of uranium mineralization were intersected in 8 of the 12 holes drilled. Mineralization is typically hosted within strongly sheared, fibrous actinolite + calcite + chlorite felsic volcanic pseudo-breccia, and thinly banded felsic metavolcanics. As at other target areas within the Central Mineral Belt property, significant levels of hematite + magnetite + albite alteration are observed in association with mineralized intervals.

Assay values are comparable to the initial shallow drill results from both the Michelin and Jacques Lake Deposits, and as a result, the entire Aurora Corridor warrants considerably more drilling, prospecting, and mapping in 2008.

21.9 GAYLE TARGET AREA

Anomalous radioactivity was intersected in two of the eight holes drilled, with scintillometer readings being very low in both drill holes. Little continuity was seen between outcropping uranium mineralization and subsurface testing of those zones. At this juncture, no further work is recommended on the Gayle target.

22.0 RECOMMENDATIONS

22.1 DISCUSSION

As of November 27th, 2007, the Corporation has completed approximately 49,793 metres of the proposed 75,000 metre Phase II diamond drilling program recommended in the previous technical report dated March 1, 2007 (Wilton and Giroux, 2007). The majority of the 2007 drilling was focused at the Michelin (~25,000 metres) and Jacques Lake (~20,000 metres) deposits, with the remainder dedicated to testing regional targets within the CMB Property.

The 2007 drilling continued to intersect significant widths of mineralized material, extending the previously-defined limits of both the Michelin and Jacques Lake deposits. At Michelin, the deposit has been expanded approximately 250 metres down dip on the Eastern chute, and approximately 185 metres west and down plunge of the Main Zone, with new intercepts showing comparable continuity, widths, grade and style of mineralization to the existing resource.

Drilling at Jacques Lake has increased the drilled strike length of the deposit to 900 metres, and has extended known mineralization to a vertical depth of approximately 400 metres from 275 metres. Newly intersected mineralization at Jacques Lake shows excellent continuity with the existing resource in terms of width, grade and style of mineralization.

Regional exploration drilling has successfully tested the Melody Hill, Aurora Corridor, Burnt Brook, Gayle and Inda Lake Trend targets.

In summary, the Phase II drilling has expanded the known deposits of Jacques Lake and Michelin, extended the mineralization and resources at the Gear, Inda, Nash and Rainbow deposits, and identified a new occurrence 15 kilometres west of Jacques Lake, called "Aurora West". Drill results continue to return encouraging grades with reasonable probability for further expansion at all target areas.

22.2 ANALYSIS

Results to date demonstrate that both the Michelin and Jacques Lake deposits have significant potential to expand beyond their current resource boundaries. The current resource for each deposit comprises significant amounts of inferred resources (~40% at Michelin and ~50% at Jacques Lake), and the 2007 drilling has successfully increased this proportion at each deposit. The remaining 20,000 metres of the recommended 2007 drilling program should be completed with focus on infill drilling of the resource areas to convert as much of the inferred resources to the measured and indicated mineral resource categories as possible, in preparation for pre-feasibility studies.

22.3 RECOMMENDATIONS

22.3.1 Phase III Exploration Program

Results to date from the 2007 exploration programs on the CMB Property have resulted in a significant expansion of uranium resources on the Property. Uranium resources now exist at the Michelin and Jacques Lake deposits; as well as the Inda, Gear, Nash and Rainbow deposits, as well as, promising targets along the Aurora Corridor, including the Gayle, Burnt Brook, and Kathi deposits, all demonstrate the excellent prospectivity of the district. Continued aggressive exploration of this emerging belt is therefore recommended for a **Phase III Exploration Program** with a portion of the exploration efforts focused on expanding the existing resources at Michelin and Jacques Lake, both of which remain incompletely tested, and another substantial portion dedicated to further delineation and testing of the additional deposits and prospects listed above. Budget for the proposed **Phase III Exploration Program** is **$44,000,000 (Can) (Table 22.1).**

The Phase III budget would include an aggregate of **$8,000,000 (Can)** to complete the remainder of the 2007 Phase II Work Program as recommended in the previous CMB technical report (Dr. D.H.C. Wilton, Gary Giroux P. Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O'Dea, P. Geo). This work will be completed in Q1-2008 and will include infill drilling in the two main resource areas, comprising 8,000 metres of drilling at Jacques Lake and 12,000 metres at Michelin. The remainder of the Phase III budget would include **$20,000,000 (Can)** for 50,000 metres of drilling in Q2/3/4-2008, and **$16,000,000 (Can)** for 40,000 metres of drilling in Q1/2/3/4-2009.

Table 22.1: Recommended budget for 2008 Phase III Exploration Program

Description	Cost ($Can)
Labour*	$4,750,000
General and Administration*	$600,000
Capital Purchases*	$479,762
Drilling and Assays (110,000m @ $185/m)*	$20,350,000
Field Geochemistry	$100,000
Field Geophysics	$250,000
Field Support (Heli/Plane/Fuel/etc)*	$13,150,000
Travel and Lodging*	$625,000
Land/Legal*	$1,600,000
Subtotal	**$41,904,762**
Contingency (5%)	2,095,238
Total*	**$44,000,000**

*Includes an aggregate of $8,000,000 (comprised of: labour - $750,000, general and administrative - $100,000, capital purchases - $44,048, drilling and assays (20,000 metres @ $185/m) - $3,700,000, field support - $2,400,000, travel and lodging - $125,000, land and legal - $500,000, and contingency of 5% - $380,952) to complete the Phase II Work Program currently underway, as recommended in the Corporation's technical report dated February 19th, 2007 as amended March 1st, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007".

22.2.1 Phase III Engineering and Development Studies

Following completion of the current resource estimate (Wilton and Giroux, 2007), and consequent recognition of the significance of the Michelin and Jacques Lake deposits, Aurora began efforts to augment their ongoing engineering and environmental studies to meet the needs of anticipated future pre-feasibility and feasibility level studies. To date, these studies are primarily conceptual and inconclusive in nature, and are laying out the framework for more detailed engineering and development studies as the project advances. It is recommended that, pending successful completion and positive results of the 2007 Phase II Work Program in Q1-2008 (comprising expenditures of $8,000,000, see Table 22.1), Aurora should further intensify their engineering and development investigations in 2008.

The recommended budget for engineering and development studies for Q4-2007 and 2008 amounts to **$13,585,000 (Table 22.2)**, and includes a component for completion of ongoing engineering studies (**$2,155,000** from 2007) that is not contingent upon results of the Phase II Work Program, and a component for new engineering studies (**$11,430,000**) that is contingent upon successful completion of the Phase II Exploration Program.

Table 22.2: Recommended budget for engineering and development studies

Description	Cost ($Can)
Mine Engineering*	$840,000
Process Engineering*	$365,000
Infrastructure*	$525,000
Geotech and Hydrogeology*	$1,235,000
Metallurgy*	$1,900,000
Environmental*	$3,200,000
Equipment/Other*	$1,480,000
Socio-economic	$240,000
Subtotal	**$9,785,000**
General and Administration*	$3,800,000
Total	**$13,585,000**

*Includes non-contingent ongoing engineering studies to be completed in Q4-2007 (aggregating $2,155,000; comprised of: mine engineering - $30,000, process engineering - $15,000, infrastructure - $45,000, geotech and hydrogeology - $235,000, metallurgy - $330,000, environmental - $320,000, equipment and other - $480,000, and general and administration - $700,000). The balance of each item (aggregating $11,430,000) is contingent upon positive results of the $8,000,000 remaining expenditures under the Phase II exploration program currently underway, as recommended in the Corporation's technical report dated February 19th, 2007 as amended March 1st, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January, 2006 to January, 2007".

23.0 REFERENCES

Agnerian, H,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

Bailey, D.G.,
1979: Geology of the Walker-MacLean Lake Area, 13K/9E, 13J/12, Central Mineral Belt, Labrador; Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 78-3: 17 pages.

Beaven, A.P.,
1958: The Labrador uranium area. Proceedings of the Geological Association of Canada, 10: pages 137-145.

Brinex Ltd.,
1979: Kitts-Michelin Project – Information Summary: 32 pages.

Booth, J.K.V., Leigh, O.E., and Archer, D.J.,
1979: Brinex Ltd., Michelin/Kitts Project, Volume I - Report on Geology and Reserves, Volume II - Michelin Deposit Plans and Sections: 227 pages.

Buchnea, A.,
2005: Aurora Energy Inc., Evaluation of the Implementation of the Uranium Exploration Radiological Health and Safety Program, 2005 Central Mineral Belt Exploration Program, Labrador, Canada: 10 pages.

Culshaw, N., Ketchum, J. and Barr, S.,
2000: Structural evolution of the Makkovik Province, Labrador, Canada: tectonic processes during 200 Myr at a Paleoproterozoic active margin. Tectonics, 19: pages 961-977.

Cunningham-Dunlop, I.R., Barbour, D., Buschman, A., Howson, S., King, M., Lennox-King, M., Trevors, M. and Valenta, R.
2006: 2005 Assessment Report on the Geological, Geophysical, Geochemical and Diamond Drilling Investigations on the CMB Project, Labrador, Canada: 141 pages.

Earth Tech Canada Inc.,
2005: Michelin Lake 2005 Environmental Baseline Program, Aurora Energy Inc. CMB Project Michelin Lake Area, Labrador: 20 pages.

Emslie, R.F., Hamilton, M.A. and Gower, C.F.,
1997: The Michael Gabbro and other Mesoproterozoic lithospheric probes in southern and central Labrador. Canadian Journal of Earth Sciences, 34: pages 1566-1580.

Farquhar, E.,
2005: High Resolution Stinger Mounted Magnetometer and Radiometric Survey for Fronteer Development Group, Labrador, NTS: 13K/9; 13J/12,13,14; 13O/3,4: 29 pages.

Gandhi, S.S.,
1986: Uranium in early Proterozoic Aillik Group, Labrador. *In* Uranium Deposits of Canada, Canadian Institute of Mining and Metallurgy, Special Volume 33: pages 70-82.

Garsed, I.,
2005: Results of Michelin East Mapping; Confidential Memo to Fronteer Development Group Inc.: 16 pages.

Government of Newfoundland and Labrador,
2003: Labrador Inuit Land Claims Agreement: 404 pages.

Gower, C.F., Ryan, A.B. and Rivers, T.,
1990: Mid-Proterozoic Laurentia-Baltica: An overview of its geological evolution and a summary of the contributions made by this volume. *In* Gower, C.F., Rivers, T. and Ryan, A.B. (eds.) Mid-Proterozoic Laurentia-Baltica; Geological Association of Canada, Special Paper 38: pages 1-20.

Gower, C.F., Flanagan, M.J., Kerr, A. and Bailey, D.G.,
1982: Geology of the Kaipokok Bay – Big River area, Central Mineral Belt, Labrador; Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division, Report 82-7: 77 pages.

Hall, R.D.,
2005: NI43-101 Report on the Central Mineral Belt Project, Labrador. Unpublished report for Fronteer Development Group Inc.: 33 pages.

Haynes, D.W.,
2000: Iron oxide copper (-gold) deposits: Their position in the ore deposit spectrum and modes of origin; *In* Porter, T.M. (ed.) Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1, PGC Publishing, Adelaide: pages 71-90.

Hendry, J.P.,
2005: Michelin Area Exploration Target Definition, Confidential Memo from Roscoe Postle Associates to Fronteer Development Group Inc.: 5 pages.

Hitzman, M. W., Oreskes, N., and Einaudi, M. T.,
1992: Geological Characteristics and tectonic setting of Proterozoic iron-oxide (Cu-U-Au-REE) deposits. Precambrian Research, 58: pages 241-287.

Kerr, A.,
1994: Early Proterozoic magmatic suites of the eastern Central Mineral Belt , Labrador: geology, geochemistry and mineral potential. Newfoundland Department of Natural Resources Report 94-03: 167 pages.

Ketchum, J.W.F., Culshaw, N.G. and Barr, S.M.,
2002: Anatomy and orogenic history of a Paleoproterozoic accretionary belt: The Makkovik Province, Labrador, Canada. Canadian Journal of Earth Sciences, 39: pages 711-730.

Lakefield Research of Canada Ltd.,
1976: The Recovery of Uranium from Michelin Samples – Project Report No. 3: 454 pages.

McClintock, D.,
1978a: Reconnaissance geology and prospecting of the Ribs-Mustang-Aurora lakes area in Area and B, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 64 pages.

McClintock, D.,
1978b: Report on Prospecting and uranium mineralization of the MacLean Lake area in the White Bear mountain belt, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 15 pages.

Morrison, E.R.,
1956: Report on Prospecting in Area D, Labrador, 1956; Brinex Document No. G56014; GSB#LAB/0182: 25 pages.

Penney, G.,
2005: Historic Resources Overview Assessment (Stage 1), 2005 Uranium Drilling, Central Labrador, Archaeological Research Permit 05.45; Provincial Archaeology Office, Department of Tourism, Culture and Recreation, St. John's, NF: 16 pages.

Roscoe Postle Associates,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, submitted to Fronteer Development Group Inc.: 138 pages.

Ross, K.,
2006: Petrographic Study of the Michelin Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 219 pages.

Ross, K.,
2006: Petrographic Study of the Jacques Lake, White Bear Lake, and Rainbow Zones, CMB Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 158 pages.

Ryan, A.B.,
1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland and Labrador Department of Mines and Energy, Memoir 3: 185 pages.

Scott, W.J. and O'Neill, K.
2006: 2006 Gravity Survey, Melody Hill Target Area, Central Mineral Belt, Labrador ML009482M: 6 pages

SGS Lakefield Research Ltd.,
2006: An Investigation into Uranium Acid Leaching of Michelin Deposit Ore Samples, prepared for Aurora Energy Resources Inc., Project CALR-11269-002, Report No. 1: 30 pages

Sinclair, A.J.
1976: Applications of probability graphs in mineral exploration Spec. v. 4, Association of Exploration Geochemists, 95 p.

Sharpley, F. J., Cote R.
1980: Geology and Uranium Exploration of the Mustang North, Aurora River Extension, Aurora River, Burnt Brook Prospects and Andrew Zone, Area A, Labrador, G80006. British Newfoundland Exploration Limited: 50 pages.

Sikumiut Environmental Management Ltd.,
2005: Literature Review of the Postville – Makkovik Mineral Exploration Area, submitted to Altius Resources Inc.: 27 pages.

Smith, R.L., Valenta, R., Butler, R., Hall, R., and Wilton, D.H.C.,
2005: First and second year assessment report covering geological, geophysical, and geochemical investigations pertaining to map-staked licenses: 9410M, 9411M, 9412M, 9413M, 9414M, 9482M, 9718M, 9719M, 9720M, 9721M, 9722M, 9723M, 10022M, 10046M, 10047M, 10048M, 10049M, 10050M, 10051M, 10052M, 10053M, 10054M, 10055M, 10056M, 10057M, 10058M, 10059M, 10343M, and 10344M. Located in the Central Mineral Belt of Labrador, Eastern Canada, NTS Sheets: 13J/11, 13J/12, 13J/13, 13J/14, 13K/09: 96 pages.

Willy, A.J.,
1983: Evaluation of Occurrences and Prospects in Kitts Michelin Uranium Area, Labrador: 29 pages.

Wilton, D.H.C,
1996: Metallogeny of the Central Mineral Belt and adjacent Archean Basement, Labrador. Newfoundland Department of Mines and Energy, Geological Survey, Mineral Resource Report 8: 178 pages.

Wilton, D.H.C. and Cunningham-Dunlop, I.R.,
2006: The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada during the period June 2005 to December 2005: 87 pages

Wilton, D.H.C. and Giroux, G.H.,
2007: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium property, Labrador, Canada during the period January 2006 to January 2007; dated March 1st, 2007: 174 pages

Wilton, D.H.C., Giroux, G.H., Cunningham-Dunlop, I., Lee, C., Lincoln, J., and O'Dea, M.
2007: An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the period January 1, 2007 to December 31, 2007; dated November 20, 2007: 200 pages

24.0 DATE

Respectfully Submitted at Vancouver, Canada, this 7th day of April, 2008 by

Ian R. Cunningham-Dunlop, P.Eng.
Vice President – Exploration
Aurora Energy Resources Inc.

Christopher Lee, M.Sc., P.Geo.
Chief Geoscientist
Aurora Energy Resources Inc.

APPENDIX I – AUTHOR'S CERTIFICATES AND CONSENTS

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated April 7, 2008

I, **Ian R. Cunningham-Dunlop, P. Eng.**, do hereby certify that:

1) I am a geological engineer residing at 2519 Swinburne Avenue, North Vancouver, B.C., and employed by Aurora Energy Resources Inc. as Vice President – Exploration.

2) I am a graduate of Queen's University in Kingston, Ontario, Canada with a Bachelor of Applied Science (Geological Engineering) in 1984.

3) I have worked continuously in the industry since 1984 and my relevant experience for the purpose of the Technical Report is:
   - Supervision of numerous mineral exploration programs on properties in Canada, Argentina, and Turkey for Gold Fields Canadian Mining Ltd., Santa Fe Canadian Mining Ltd., Homestake Canada Limited, Barrick Gold Corp., Rubicon Minerals Corp., and Fronteer Development Group Inc..
   - Currently employed by Aurora Energy Resources Inc. since January 1st, 2006 as Vice President – Exploration and personally oversaw the field work carried out on the property in the years 2005 and 2006 and, in particular, the period January 1, 2007 and December 31, 2007.

4) I am a member of the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221), the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385), the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining and Metallurgy,

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I am responsible for the exploration information collected during the 2007 CMB exploration program described in this report and I supervised the preparation of all Sections of the report entitled **"An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to December 31, 2007, Part II – CMB Minerals Resources"**, dated April 7th, 2008, relating to the CMB Property with the exception of Section 19.0. I have worked on the property in a technical capacity since 2004 and personally oversaw all the field work carried out on the property between January 2004 and December 2007.

7) As of November 20th, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of Aurora Energy Resources in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of April, 2008, in Vancouver, B.C..

Ian R. Cunningham-Dunlop, P.Eng.
Vice-President—Exploration
Aurora Energy Resources Inc.

CERTIFICATE AND CONSENT

To accompany the Technical Report on the CMB Property, Labrador, Canada, dated April 7, 2008

I, **Christopher Lee,** P. Geo., do hereby certify that:

1) I am a geologist residing at 303-141 Water Street, Vancouver, BC, V6B 1A7, and employed by Aurora Energy Resources Inc., as Chief Geoscientist.

2) I am a graduate of the University of Waterloo, with an Honours B.Sc. Co-op in Geology, 1991, and I obtained a M.Sc. in Geology from the Memorial University of Newfoundland in 1994. I have practiced my profession continuously since 1991;

3) I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#29049);

4) I have worked on the property continuously since January 15th, 2007 and have relevant experience having led or participated in geological studies supporting more than 60 advanced exploration and development projects and/or operations, in 15 different countries.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" (QP) for the purposes of NI 43-101.

6) I was responsible for the preparation of Section 19.0 of the report entitled "**An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the period January 1, 2007 to December 31, 2007, Part II – CMB Mineral Resources**", dated April 7th, 2008, relating to the CMB Property. I have worked on the property in a technical capacity since January 15, 2007 and personally visited the site most recently in August 2007.

7) As of April 7th, 2008, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9) I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Aurora Energy Resources Inc. in the form of stock option.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of April, 2008, in Vancouver, B.C..

Christopher Lee, M.Sc., P.Geo.
Chief Geoscientist
Aurora Energy Resources Inc.

APPENDIX II – 2007 DDH PROGRAM – SUMMARY OF HOLES BY AREA

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Aurora Corridor Data = NAD 83, zone 21							
1	**AR07-001**	321142	6060904	259	355	-45	99.36
2	**AR07-002**	321142	6060904	259	355	-75	319.74
3	**AR07-003**	321324	6060931	280	355	-45	373.67
4	**AR07-004**	321324	6060931	280	355	-75	93.27
5	**AR07-005**	321351	6060920	280	22	-45	104.24
6	**AR07-006**	321351	6060920	280	22	-51	96.62
7	**AR07-007**	321351	6060920	280	8	-45	102.72
8	**AR07-008**	322555	6060992	314	332	-45	255.12
9	**AR07-009**	322555	6060992	314	332	-75	93.57
10	**AR07-010**	322678	6061009	312	332	-45	163.07
11	**AR07-011**	322678	6061009	312	332	-75	146.91
12	**AR07-012**	321202	6060755	317	355	-45	199.03
Total							**2,047.32**

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Burnt Brook Data = NAD 83, zone 21							
1	**BB07-001**	329741	6063335	257.8	310	-45	300.23
2	**BB07-002**	329776	6063300	244.8	310	-45	168.86
3	**BB07-003**	329776	6063300	244.8	310	-75	174.96
4	**BB07-004**	329684	6063249	255.6	310	-45	157.89
5	**BB07-005**	329727	6063215	250.8	310	-45	243.54
6	**BB07-006**	329900	6063290	240	290	-45	224.64
7	**BB07-007**	329938	6063328	245	310	-45	145.39
8	**BB07-008**	329938	6063328	245	310	-70	70.32
9	**BB07-009**	329906	6063202	233	310	-45	218.54
10	**BB07-010**	329848	6063373	245	310	-45	124.05
Total							**1,828.42**

# Holes	Hole ID	UTM East	UTM North	Elev. (m)	Azimuth	Dip	TD (m)
Gayle Data = NAD 83, zone 21							
1	**GL07-001**	331690	6065827	237.3	310	-65	91.44
2	**GL07-002**	331690	6065827	237.3	310	-45	103.63
3	**GL07-003**	331733	6065868	235.6	310	-45	106.38
4	**GL07-004**	331733	6065868	235.6	310	-70	102.41
5	**GL07-005**	331506	6065793	233.5	310	-45	102.72
6	**GL07-006**	331506	6065793	233.5	310	70	124.05
7	**GL07-007**	331602	6065804	232	310	-50	124.05
8	**GL07-008**	331549	6065647	244	310	-50	206.65
Total							**961.33**

Gear Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Gear Data = NAD 83, zone 21							

1	**G07-004**	337207	6091247	145	298	-75	411.18
2	**G07-005**	337248	6091147	143	300	-55	438.00
3	**G07-006****	337248	6091147	143	300	-70	459.64
4	**G07-007***	337248	6091147	143	300	-45	111.86
5	**G07-007A**	337248	6091147	143	300	-50	377.34
6	**G07-008**	337180	6091481	162	300	-45	135.33
6	*** denotes abandoned drill hole, **denotes drill not reaching target depth**						**1,933.35**

Inda Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Inda Data = NAD 83, zone 21							
1	**I07-002**	334790	6089401	108	325	-68	432.21
2	**I07-008***	334794	6089245	112	320	-50	89.00
3	**I07-008A**	334794	6089245	112	320	-58	482.00
4	**I07-003**	334543	6089207	113	330	-50	235.00
5	**I07-004**	334543	6089207	113	330	-65	358.75
6	**I07-005**	334464	6089176	112	320	-50	215.00
7	**I07-006**	334464	6089176	112	320	-72	320.00
8	**I07-007**	334464	6089176	112	320	-85	392.00
8	*** denotes abandoned drill hole**						**2,523.96**

Jacques Lake Deposit

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Jacques Lake Data = NAD 83, zone 21							
1	JL07-052	333132	6066001	270	315	-55	550.16
2	JL07-053	333176	6066031	283	315	-55	541.02
3	JL07-054	333132	6066001	270	315	-68	799.19
4	JL07-055	333176	6066031	283	315	-68	736.09
5	JL07-056	333132	6066001	270	315	-80	1,061.62
6	JL07-057	333176	6066031	283	315	-80	1,075.25
7	JL07-058	332848	6066173	191	315	-45	104.90
8	JL07-058A	332848	6066173	191	315	-45	257.56
9	JL07-059	332778	6066146	189	315	-45	226.47
10	JL07-060	332893	6066044	223	315	-50	339.84
11	JL07-061	332893	6066044	223	315	-60	373.68
12	JL07-062	332893	6066044	223	315	-75	380.09
13	JL07-063	332853	6066004	223	315	-50	355.40
14	JL07-064*	333132	6066001	270	315	-45	183.48
15	JL07-065	332853	6066004	223	315	-60	372.16
16	JL07-066	333132	6066001	270	300	-50	557.78
17	JL07-067	332853	6066004	223	315	-75	395.63
18	JL07-068	332931	6066083	235	315	-50	349.61
19	JL07-069	332778	6065935	209	315	-45	377.04
20	JL07-070	332962	6065972	235	315	-75	477.93
21	JL07-071	333104	6065963	258	300	-50	504.75
22	JL07-072	332902	6065892	229	315	-60	593.01
23	JL07-073	332900	6065894	228	315	-50	439.83
24	JL07-074	332813	6065878	211	310	-60	440.44
25	JL07-075	333104	6065963	258	300	-68	610.82
26	JL07-076	332749	6065799	207	325	-57	465.73

27	JL07-077*	333094	6065803	230	315	-48	215.49
28	JL07-078	333094	6065803	230	315	-56	691.29
29	JL07-079	333041	6065743	233	315	-56	732.74
29	*** denotes abandoned drill lhole**						**14,209.00**

Melody LakeTarget

# Holes	Hole_ID	UTM_East	UTM_North	Zone	Elev. (m)	Azimuth	Dip	TD (m)
ML Data = NAD 83, zone 20 & 21								
1	**ML07-001**	692069	6063574	20	~270	72.5	-45.5	304.80
2	**ML07-002**	692068	6063575	20	~270	350	-45	18.90
3	**ML07-003**	692068	6063575	20	~270	350	-55	16.80
4	**ML07-004**	692068	6063575	20	~270	350	-60	365.85
5	**ML07-005**	698068	6063572	20	~270	170	-55	342.60
6	**ML07-006**	692393	6063096	20	~265	45	-45	305.71
7	**ML07-007**	693436	6062169	20	~265	161	-45	306.93
8	**ML07-008**	306605	6061953	21	~200	235	-45	21.34
9	**ML07-009**	306605	6061953	21	~200	235	-50	301.14
10	**ML07-010**	693436	6062169	20	~200	161	-85	163.37
11	**ML07-011**	306605	6061953	21	~200	163	-45	285.60
12	**ML07-012**	693436	6062169	20	~200	115	-45	272.49
13	**ML07-013**	693436	6062169	20	~200	330	-45	304.88
14	**ML07-014**	306605	6061953	21	~200	163	-60	365.76
14	**Total**							**3,376.17**

Michelin Deposit

# Holes	Hole_ID	UTM_East	UTM_North	Grid_East	Grid_North	Elev. (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, zone 21									
Shallow Eastern Exploration									
1	M07-046	307634	6052819	-112	-60	338	329	-45	123.75
2	M07-047	307634	6052819	-112	-60	338	329	-75	154.23
3	M07-048	307820	6052920	100	-50	339	332	-45	137.77
4	M07-049	307820	6052920	100	-50	339	332	-75	182.88
5	M07-050	307634	6052819	-112	-60	338	329	-90	185.32
6	M07-052	307.82	6052920	100	-50	339	332	-90	93.57
7	M07-053	307910	6052963	200	-50	340	332	-45	93.27
8	M07-054	307910	6052963	200	-50	340	332	-85	108.81
9	M07-055	308045	6052920	300	-150	341	330	-45	214.88
10	M07-056	308045	6052920	300	-150	341	330	-80	165.33
11	M07-057	308259	6052942	501	-224	340	328	-62	214.88
11									**1,674.69**
Main Zone - Down-plunge Extension									
1	M07-045	306731	6051613	-1446	-752	342	316	-79	183.49
2	M07-051	306731	6051613	-1446	-752	342	311	-72	831.40
3	M07-059	306731	6051613	-1446	-752	342	311	-66	776.33
4	M07-061	306731	6051613	-1446	-752	342	316	-62	707.29
5	M07-069	306768	6051631	-1405	-753	342	318	-80	833.09
6	M07-070	306607	6051519	-1598	-782	341	326	-78	867.02
7	M07-070A	306607	6051519	-1598	-782	341	326	-78	308.54
8	M07-070B	306607	6051519	-1598	-782	341	326	-78	15.00
9	M07-070C	306607	6051519	-1598	-782	341	326	-78	266.00
10	M07-075	306559	6051401	-1693	-866	343	322	-85	776.18

11	M07-075A	306559	6051401	-1693	-866	343	322	-85	560.50
12	M07-079	306607	6051519	-1598	-782	341	326	-71	872.00
13	M07-080	306798	6051373	-1489	-997	349.6	322	-79	701.00
14	M07-080A	306798	6051373	-1489	-997	349.6	322	-79	1151.00
15	M07-083	306882	6051842	-1200	-600	337	325	-84	818.00
15									**10,319.11**
Eastern Shoot - Down-plunge Extension									
1	M07-058	307379	6052218	-601	-491	352	332	-50	504.14
2	M07-060	307379	6052218	-601	-491	352	332	-65	98.76
3	M07-060A	307379	6052218	-601	-491	352	332	-68	537.67
4	M07-065	307294	6052158	-704	-508	348	332	-53	549.55
5	M07-066	307294	6052158	-704	-508	348	332	-59	556.26
6	M07-067	307294	6052158	-704	-508	348	332	-65	559.56
7	M07-068	307215	6052122	-791	-506	346	328	-55	175.26
8	M07-068A	307215	6052122	-791	-506	346	328	-55	508.41
9	M07-071	307215	6052122	-791	-506	346	328	-63	276.76
10	M07-072	307215	6052122	-791	-506	346	328	-73	612.04
11	M07-073	307479	6052250	-498	-506	354	330	-54	539.84
12	M07-074	307215	6052122	-791	-506	346	328	-66	569.72
13	M07-076	307479	6052250	-498	-506	354	328	-65	601.00
14	M07-077	307479	6052250	-498	-506	354	330	-76	691.00
15	M07-078	307556	6052316	-401	-481	348	330	-56	568.00
16	M07-081	307431	6052096	-609	-624	359	326	-64	643.70
16									**7,991.67**
Confirmation Drilling									
1	M07-062	306993	6052545	-806	-27	334	332	-90	148.74
2	M07-063	306993	6052545	-806	-27	334	332	-65	99.97
3	M07-064	306993	6052545	-806	-27	334	332	-45	80.77
4	M07-082	307071	6052419	-790	-175	334	330	-53	224
5	M07-084	307071	6052419	-790	-175	334	330	-65	224.34
6	M07-086	307071	6052419	-790	-175	334	330	-76	242.2
7	M07-087	307071	6052419	-790	-175	334	330	-37	200
7									**1,220.02**
Western Shoot									
1	M07-085	306600	6051992	-1398	-353	333	326	-66	406
1									**406.00**
Total Michelin Drilling									
50									**21,611.49**

Nash Target

# Holes	Hole_ID	UTM_East	UTM_North	Elev. (m)	Azimuth	Dip	TD (m)
Nash Data = NAD 83, zone 21							
1	**N07-003**	331834	6087373	169	315	-50	272.00
2	**N07-004**	331834	6087373	169	315	-75	344.00
3	**N07-005**	331916	6087417	177	315	-55	263.00
4	**N07-006**	331964	6087343	156	315	-72	419.00
4							**1,298.00**

Grand Total

141							**49,793**

APPENDIX III – SUMMARY OF 2007 ASSAY COMPOSITES BY AREA

Summary of 2007 Michelin Assay Composites

Hole ID	From (m)	To (m)	Length (m)	% U3O8
cut off grade 0.03% U3O8				
M07-045A	761.09	766.70	5.61	0.13
incl	762.09	763.01	0.92	0.22
M07-046	69.40	70.40	1.00	0.03
M07-047	103.76	105.36	1.60	0.12
M07-048	40.33	42.33	2.00	0.04
M07-049	51.04	54.53	3.49	0.10
incl	53.78	54.53	0.75	0.16
M07-050	NSV			
M07-051	722.24	729.77	7.53	0.12
incl	722.24	723.38	1.14	0.34
incl	725.38	726.77	1.39	0.17
M07-052	NSV			
M07-053	NSV			
M07-054	NSV			
M07-055	NSV			
M07-056	159.95	160.85	0.90	0.03
M07-057	NSV			
M07-058	437.24	448.93	11.69	0.09
incl	439.12	444.13	5.01	0.17
incl	440.12	443.12	3.00	0.20
M07-059	654.92	669.92	15.00	0.11
incl	654.92	659.92	5.00	0.14
incl	654.92	655.92	1.00	0.21
incl	662.76	664.76	2.00	0.16
M07-060A	501.00	507.80	6.80	0.16
incl	504.00	506.00	2.00	0.24
M07-061	NSV			
M07-062	31.01	75.93	44.92	0.06
incl	32.51	50.20	17.69	0.11
incl	43.84	49.18	5.34	0.23
incl	54.92	56.42	1.50	0.10
and	88.83	92.34	3.51	0.20
M07-063	24.26	63.57	39.31	0.06
incl	25.76	40.90	15.14	0.10
incl	31.29	34.89	3.60	0.25
incl	50.69	52.76	2.07	0.11
incl	62.51	63.57	1.06	0.19
M07-064*	20.98	54.40	33.42	0.06
*5 feet missing - drilled through Brinex adit				
incl	22.83	33.81	10.98	0.09
incl	24.04	28.96	4.92	0.14
incl	27.70	28.96	1.26	0.24

incl	46.18	54.40	8.22	0.11
incl	48.68	51.18	2.50	0.20
M07-065	374.18	378.22	4.04	0.08
incl	374.18	376.72	2.54	0.11
incl	374.18	375.12	0.94	0.20
and	452.90	459.43	6.53	0.16
incl	453.77	455.47	1.70	0.30
and	473.13	478.37	5.24	0.06
incl	473.13	474.63	1.50	0.10
incl	477.37	478.37	1.00	0.10
M07-066	476.31	485.22	8.91	0.15
incl	479.31	485.22	5.91	0.20
incl	480.22	481.22	1.00	0.38
incl	483.22	484.22	1.00	0.31
M07-067*	509.41	509.91	0.50	0.16
and	515.19	532.88	17.69	0.06
incl	515.19	520.50	5.31	0.11
and incl	517.65	519.07	1.42	0.16
M07-068A	444.54	445.54	1.00	0.04
and	446.54	447.60	1.06	0.03
M07-069	757.90	767.40	9.50	0.25
incl	758.90	766.40	7.50	0.31
incl	758.90	759.40	0.50	1.80
M07-070	NSV			
M07-070A-C				
M07-072	423.80	429.88	6.08	0.06
and	547.40	557.50	10.10	0.24
incl	550.50	553.50	3.00	0.25
incl	554.50	557.50	3.00	0.39
M07-073	283.00	284.00	1.00	0.13
and	326.00	329.00	3.00	0.07
and	455.00	457.00	2.00	0.09
M07-074	495.07	499.30	4.23	0.08
incl	498.71	499.30	0.59	0.16
and	511.80	512.80	1.00	0.09
M07-075A	NSV			
M07-076	293.70	294.70	1.00	0.06
and	316.13	318.13	2.00	0.04
and	486.63	488.00	1.37	0.04
and	491.90	492.90	1.00	0.04
M07-077	337.00	337.60	0.60	0.17
and	621.75	622.75	1.00	0.04
M07-078	245.86	247.06	1.20	0.06
and	261.37	261.87	0.50	0.04
and	267.05	268.05	1.00	0.16
and	455.65	457.21	1.56	0.04
and	495.70	496.77	1.07	0.03
M07-079	670.08	670.50	0.42	0.03
M07-080	NSV			

M07-081	424.00	425.00	1.00	0.04
and	433.00	434.00	1.00	0.05
and	469.31	470.31	1.00	0.03
and	605.10	609.10	4.00	0.12
incl	607.10	609.10	2.00	0.17
and	612.60	613.60	1.00	0.03
M07-082	94.00	95.00	1.00	0.03
and	118.47	120.71	2.24	0.05
and	125.29	126.29	1.00	0.04
and	130.19	131.79	1.60	0.11
incl	130.19	130.99	0.80	0.16
and	140.21	176.03	35.82	0.13
incl	140.21	142.21	2.00	0.24
incl	147.21	149.21	2.00	0.24
incl	150.21	152.21	2.00	0.26
incl	155.42	157.62	2.20	0.37
M07-083	719.00	730.00	11.00	0.17
incl	724.00	728.00	4.00	0.26
and	741.74	742.94	1.20	0.05
and	745.55	746.63	1.08	0.10
and	759.88	765.44	5.56	0.40
incl	761.88	762.8	0.92	0.61
incl	764.30	765.44	1.14	0.95
M07-084	143.02	144.20	1.18	0.04
and	154.40	183.22	28.82	0.12
incl	155.40	165.40	10.00	0.23
and incl	160.40	163.40	3.00	0.39
incl	168.35	169.15	0.80	0.20
M07-085	306.19	306.77	0.58	0.08
M07-086	145.90	146.90	1.00	0.07
and	170.67	211.16	40.49	0.10
incl	170.67	185.02	14.35	0.17
and incl	174.67	175.67	1.00	0.36
and incl	177.67	178.67	1.00	0.31
and incl	180.67	182.67	2.00	0.27
incl	188.20	189.20	1.00	0.29
incl	197.37	198.37	1.00	0.18
M07-087	119.91	121.29	1.38	0.13
and	126.30	173.07	46.77	0.09
incl	126.30	127.07	0.77	0.17
incl	135.00	142.09	7.09	0.19
incl	142.82	146.74	3.92	0.26
incl	148.45	151.45	3.00	0.18
incl	171.04	173.07	2.03	0.23

Summary of 2007 Jacques Lake Assay Composites

Hole ID	From	To	Interval	%U3O8
cut off grade 0.03%U3O8				
JL07-052	295.96	296.96	1.00	0.08
and	408.50	413.50	5.00	0.06
JL07-053	306.50	312.50	6.00	0.06
incl.	309.43	310.00	0.57	0.14
and	397.00	398.00	1.00	0.04
and	444.47	445.50	1.03	0.06
and	448.50	448.95	0.45	0.06
JL07-054	310.00	311.00	1.00	0.03
JL07-055	362.11	363.11	1.00	0.06
and	378.72	379.72	1.00	0.07
and	499.75	500.75	1.00	0.05
JL07-056	No samples taken			
JL07-057	895.50	897.50	2.00	0.07
JL07-058	17.00	24.00	7.00	0.09
incl.	19.00	20.00	1.00	0.20
and	30.00	33.50	3.50	0.05
incl.	32.50	33.50	1.00	0.10
and	95.00	97.00	2.00	0.05
JL07-058A	16.24	23.24	7.00	0.09
incl.	17.24	20.24	3.00	0.15
and	25.24	26.24	1.00	0.08
and	32.25	34.64	2.39	0.09
and	125.50	126.50	1.00	0.03
and	191.00	192.00	1.00	0.05
JL07-059	90.50	92.50	2.00	0.08
JL07-060	120.28	133.50	13.22	0.09
incl.	120.28	124.50	4.22	0.13
and incl	126.50	127.50	1.00	0.22
and	158.88	159.88	1.00	0.04
and	190.50	192.50	2.00	0.04
and	195.50	195.60	0.10	0.04
and	215.25	225.60	10.35	0.05
incl.	220.60	221.60	1.00	0.12
and	242.00	253.00	11.00	0.12
incl.	243.00	244.00	1.00	0.25
incl.	246.00	251.00	5.00	0.15
and	270.95	273.95	3.00	0.07
and	296.75	304.50	7.75	0.03
JL07-061	126.37	141.39	15.02	0.15
incl.	126.37	133.37	7.00	0.21
and	172.04	172.52	0.48	0.08
and	224.11	229.96	5.85	0.06
incl.	228.96	229.96	1.00	0.17
and	233.96	234.96	1.00	0.56
and	237.96	238.96	1.00	0.04
and	256.36	257.11	0.75	0.15

and	288.95	293.20	4.25	0.18
JL07-062	164.00	190.00	26.00	0.11
incl.	166.00	168.00	2.00	0.14
incl.	174.00	177.00	3.00	0.21
incl.	180.00	181.00	1.00	0.20
incl.	188.00	189.00	1.00	0.19
and	230.00	233.00	3.00	0.11
incl.	232.00	233.00	1.00	0.19
JL07-063	104.00	119.55	15.55	0.05
incl.	104.00	105.00	1.00	0.09
incl.	114.00	115.00	1.00	0.14
incl.	116.00	117.00	1.00	0.12
and	137.00	138.00	1.00	0.03
and	184.50	195.22	10.72	0.04
and	215.50	232.00	16.50	0.06
incl.	217.50	218.50	1.00	0.11
incl.	226.00	227.00	1.00	0.16
and	256.50	265.00	8.50	0.04
incl.	260.50	261.50	1.00	0.10
and	277.00	280.00	3.00	0.05
incl.	278.00	279.00	1.00	0.07
and	283.00	285.00	2.00	0.03
and	298.00	304.00	6.00	0.09
incl.	299.00	300.00	1.00	0.17
incl.	302.00	303.00	1.00	0.15
and	322.50	324.50	2.00	0.06
JL07-064	No samples taken			
JL07-065	119.00	135.50	16.50	0.09
incl.	119.00	121.00	2.00	0.20
incl.	124.00	127.47	3.47	0.19
and	263.00	264.00	1.00	0.04
and	269.00	270.00	1.00	0.04
and	274.50	284.31	9.81	0.07
incl.	281.00	284.31	3.31	0.12
JL07-066	370.00	412.50	42.50	0.12
incl.	370.00	373.00	3.00	0.23
incl.	374.40	375.00	0.60	0.19
incl.	384.00	385.00	1.00	0.17
incl.	387.50	390.85	3.35	0.37
incl.	392.50	397.50	5.00	0.27
incl.	400.50	401.50	1.00	0.15
incl.	404.50	406.50	2.00	0.20
JL07-067	155.81	158.00	2.19	0.05
and	169.75	173.50	3.75	0.03
and	199.50	206.00	6.50	0.05
and	387.53	388.03	0.50	0.04
JL07-068	52.50	53.00	0.50	0.09
and	149.10	169.10	20.00	0.08
incl.	149.10	154.10	5.00	0.13
and incl.	161.10	163.10	2.00	0.15

and incl.	166.10	168.10	2.00	0.16
and	172.10	173.10	1.00	0.04
and	185.80	188.10	2.30	0.08
and	197.10	209.77	12.67	0.04
incl.	205.10	206.10	1.00	0.10
and	273.00	274.00	1.00	0.05
and	278.00	279.00	1.00	0.08
and	299.00	301.00	2.00	0.10
JL07-069	279.35	280.35	1.00	0.04
and	306.50	307.50	1.00	0.05
JL07-070	401.00	418.00	17.00	0.12
incl.	408.00	412.00	4.00	0.27
JL07-071	113.50	114.50	1.00	0.04
and	338.00	340.00	2.00	0.05
and	343.00	344.00	1.00	0.07
and	374.00	376.00	2.00	0.14
and	468.00	471.00	3.00	0.06
JL07-072	No samples taken			
JL07-073	346.00	347.00	1.00	0.05
and	359.00	396.09	37.09	0.05
incl.	359.00	360.00	1.00	0.12
incl.	373.00	375.00	2.00	0.09
JL07-074	362.00	364.00	2.00	0.04
and	371.00	375.00	4.00	0.03
and	379.00	380.00	1.00	0.04
and	386.00	389.00	3.00	0.04
JL07-075	472.00	473.00	1.00	0.03
and	503.50	504.50	1.00	0.03
JL07-076	374.00	378.00	4.00	0.05
and	380.00	381.00	1.00	0.04
and	384.00	391.00	7.00	0.05
incl.	389.00	390.00	1.00	0.11
and	398.00	400.00	2.00	0.04
and	411.00	421.00	10.00	0.11
incl.	412.00	413.00	1.00	0.17
incl.	416.00	419.00	3.00	0.23
JL07-077	No samples taken			
JL07-078	555.00	562.00	7.00	0.11
incl.	559.00	561.00	2.00	0.21
and	565.00	566.00	1.00	0.05
and	572.10	581.30	9.20	0.08
incl.	572.10	574.00	1.90	0.13
incl.	579.00	580.00	1.00	0.11
JL07-079	372.00	372.26	0.26	0.07

Summary of 2007 Melody Hill Assay Composites

Hole ID	From(m)	To(m)	Interval(m)	%U3O8
cut off grade 0.03% U3O8				
ML07-001	NSV			
ML07-002	NSV			
ML07-003	NSV			
ML07-004	NSV			
ML07-005	NSV			
ML07-006	NSV			
ML07-007	41.35	42.05	0.7	0.073
ML07-008	NSV			
ML07-009	NSV			
ML07-010	NSV			
ML07-011	52.29	53.29	1	0.054
and	60.41	61.41	1	0.105
and	108.81	109.44	0.63	0.089
ML07-012	NSV			
ML07-013	NSV			
ML07-014	NSV			

Summary of 2007 Aurora Corridor Assay Composites

Hole ID	From (m)	To (m)	Interval (m)	$\%U_3O_8$
cut off grade 0.03% U_3O_8				
AR07-001	22.32	23.32	1.00	0.05
and	26.32	27.32	1.00	0.03
and	30.07	30.82	0.75	0.08
AR07-002	37.00	39.00	2.00	0.11
incl	37.00	38.00	1.00	0.15
and	46.00	50.50	4.50	0.08
incl	49.00	50.50	1.50	0.19
and incl	50.00	50.50	0.50	0.48
AR07-003	34.80	35.30	0.50	0.03
AR07-004	No samples taken			
AR07-005	44.80	45.15	0.35	0.10
and	48.27	48.95	0.68	0.07
AR07-006	No samples taken			
AR07-007	No samples taken			
AR07-008	34.95	36.66	1.71	0.10
incl	34.95	35.66	0.71	0.15
and	40.53	41.00	0.47	0.04
AR07-009	49.95	52.45	2.50	0.10
incl	49.95	50.95	1.00	0.19
and	70.43	71.43	1.00	0.05
AR07-010	17.05	21.55	4.50	0.06
incl	20.05	21.55	1.50	0.11
AR07-011	23.05	30.05	7.00	0.07

incl	23.55	24.05	0.50	0.11
incl	28.05	30.05	2.00	0.14
and	30.70	31.35	0.65	0.04
and	53.73	54.48	0.75	0.08
AR07-012	21.00	23.00	2.00	0.05

Summary of 2007 Burnt Brook Assay Composites

Hole ID	From (m)	To (m)	Interval (m)	% U_3O_8
cut off grade 0.03% U_3O_8				
BB07-001	5.75	12.75	7.00	0.05
incl	6.75	7.75	1.00	0.17
and	20.50	21.50	1.00	0.03
and	24.50	26.50	2.00	0.07
BB07-002	1.52	3.50	1.98	0.09
incl	1.52	2.50	0.98	0.11
BB07-003	1.52	6.25	4.73	0.06
incl	4.25	5.25	1.00	0.10
and	15.05	17.23	2.18	0.05
and	21.10	22.10	1.00	0.04
BB07-004	4.00	5.00	1.00	0.06
BB07-005	36.00	37.00	1.00	0.04
BB07-006	127.00	128.00	1.00	0.03
BB07-007	NSV			
BB07-008	14.50	18.50	4.00	0.04
incl	14.50	15.50	1.00	0.08
incl	17.50	18.50	1.00	0.08
BB07-009	No samples taken			
BB07-010	36.50	37.50	1.00	0.04
NSV = No Significant Results				

Summary of 2007 Gayle Assay Composites

Hole ID	From (m)	To (m)	Interval (m)	%U_3O_8
cut off grade 0.03% U_3O_8				
GL07-001	NSV			
GL07-002	26.00	27.00	1.00	0.03
and	60.00	63.00	3.00	0.04
GL07-003	NSV			
GL07-004	No Samples Taken			
GL07-005	No Samples Taken			
GL07-006	96.00	97.00	1.00	0.05
and	98.00	99.00	1.00	0.03
and	100.00	103.00	3.00	0.06
incl	100.00	101.00	1.00	0.10
GL07-007	82.25	82.75	0.50	0.06
GL07-008	No Samples Taken			
NSV = No Significant Results				

Summary of 2007 Gear Assay Composites

Hole ID	From(m)	To(m)	Length(m)	% U_3O_8
cut off 0.03%U_3O_8				
G07-004	NSV			
G07-005	346.00	369.00	23.00	0.10
incl.	358.00	368.00	10.00	0.17
and incl.	361.00	367.00	6.00	0.22
and incl.	363.00	364.00	1.00	0.45
G07-007A	320.17	330.00	9.83	0.13
incl.	328.00	329.00	1.00	0.27
G07-008	NSV			
NSV = No Significant Results				

Summary of 2007 Inda Assay Composites

Hole ID	From(m)	To(m)	Interval(m)	% U_3O_8	Ag_gpt
cut off 0.03%U_3O_8					
I07-002	180.00	181.00	1.00	0.04	NSV
and	183.00	185.00	2.00	0.07	NSV
and	271.00	276.00	5.00	0.08	NSV
incl.	271.00	272.00	1.00	0.11	NSV
and	274.00	275.00	1.00	0.10	NSV
and	285.00	286.00	1.00	0.07	NSV
and	297.00	301.00	4.00	0.07	NSV
incl.	300.00	301.00	1.00	0.18	NSV
and	311.00	313.00	2.00	0.11	NSV
and	318.00	320.00	2.00	0.16	NSV
incl.	318.00	319.00	1.00	0.23	NSV
and	330.00	331.00	1.00	0.03	NSV
and	339.00	345.00	6.00	0.05	NSV
and	347.00	348.00	1.00	0.03	NSV
and	361.36	364.00	2.64	0.06	NSV
and	368.00	370.00	2.00	0.05	NSV
and	373.00	374.00	1.00	0.05	NSV
I07-003	126.00	130.00	4.00	0.08	NSV
incl.	128.00	129.00	1.00	0.16	NSV
I07-004	156.00	163.00	7.00	0.08	NSV
incl.	160.00	162.00	2.00	0.14	NSV
and	165.00	166.00	1.00	0.05	NSV
and	170.00	171.00	1.00	0.05	NSV
I07-005	108.00	109.00	1.00	0.04	NSV
and	133.00	134.00	1.00	0.05	NSV
and	147.00	148.00	1.00	0.04	NSV
I07-006	139.00	163.00	24.00	0.05	NSV
incl.	142.00	143.00	1.00	0.12	NSV
incl.	151.00	152.00	1.00	0.10	42.60
and	166.00	167.00	1.00	0.04	NSV
and	246.00	248.00	2.00	0.05	NSV
and	261.00	263.00	2.00	0.04	NSV
I07-007	247.00	248.00	1.00	0.04	NSV

and	284.00	290.00	6.00	0.04	NSV
and	303.00	309.50	6.50	-	148.00
and	305.00	306.00	1.00	0.07	NSV
and	310.05	311.00	0.95	0.11	NSV
I07-008A	243.00	244.00	1.00	0.05	NSV
and	310.00	311.00	1.00	0.06	NSV
and	358.00	360.00	2.00	0.04	NSV
and	381.00	382.00	1.00	0.03	NSV
and	425.00	427.00	2.00	0.13	NSV
incl.	425.00	426.00	1.00	0.17	NSV
and	437.00	443.00	6.00	0.08	NSV
incl.	440.00	441.00	1.00	0.14	NSV
incl.	442.00	443.00	1.00	0.12	NSV
NSV = No Significant Results					

Summary of 2007 Nash Assay Composites

Hole ID	From(m)	To(m)	Interval(m)	% U_3O_8
cut off 0.03% U_3O_8				
N07-003	194	195	1	0.03
N07-004	278	279	1	0.06
N07-005	218	222	4	0.11
incl.	219	220	1	0.34
N07-006	355	356	1	0.08
and	361	365	4	0.08
incl.	364	365	1	0.11
and	373	374	1	0.11

APPENDIX IV – ACTLABS ANALYTICAL METHODS
ROCK SAMPLE PREPARATION (RX-1)

Rock Sample Preparation Procedure (www.actlabs.com)

0 PRINT EMAIL

To obtain meaningful analytical results, it is imperative that sample collection and preparation be done properly. ACTLABS can advise on sampling protocol for your field program if requested. Once the samples arrive in the laboratory, ACTLABS will ensure that they are prepared properly. As a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

As a routine practice, we will automatically use cleaner sand between each sample at no cost to the customer. Quality of crushing and pulverization is routinely checked as part of our quality assurance program. Randomization of samples in larger orders (>100) provides an excellent means to monitor data for systematic errors. The data is resorted after analysis according to sample number. Please request **Code Random (additional $1.00/sample)** if you prefer randomization.

Samples submitted in an unorganized fashion will be subject to a sorting surcharge and may substantially slow turnaround time. Providing an accurate detailed sample list by e-mail will also aid in improving turnaround time and for Quality Control purposes. Additional charges may apply for poorly organized batches. **Code CP2** - Sample list not provided for orders over 25 samples **($0.25/sample)**; **Code CP3** - Sorting chaotic shipments **($0.50/sample)**.

Code	*Description*	*Price (USD)*
Code RX1	*crush up to 75% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$6.50*
Code RX1 Terminator	*crush up to 90% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$7.25*
Code RX2	*crush, split and pulverize with mild steel (100 g) (best for low contamination)*	*$6.75*
Code RX3	*oversize charge per kilogram (if required)*	*$1.50*
Code RX4	*pulverization only (mild steel) (coarse pulp or crushed rock)*	*$5.00*
Code RX5	*pulverize ceramic (100 g)*	*$12.25*
Code RX6	*hand pulverize small samples (agate mortar and pestle)*	*$12.25*
Code RX7	*crush only (split)*	*$3.75*
Code RX8	*sample prep only surcharge, no analyses*	*$2.00*
Code RX9	*compositing (per composite)*	*$2.00*
Code RX10	*dry drill cuttings in plastic bags*	*$1.75*
Code RX11	*checking quality of pulps or rejects prepared by other labs and issuing report*	*$6.75*

Rock, Core and Drill Cuttings

Note: Larger sample sizes than listed above can be pulverized at additional cost.

Pulverization Contaminants Added

(amount added depends on hardness of material and particle size required)

Mill Type	*Contaminant Added*
Mild Steel (best choice)	*Fe (up to 0.2%)*

Hardened Steel	*Fe (up to 0.2%), Cr (up to 200 ppm), trace Ni, Si, Mn and C*
Ceramic	*Al (up to 0.2%), Ba, trace REE*
Tungsten Carbide	*W (up to 0.1%), Co, C, Ta, Nb and Ti*
Agate	*Si (up to 0.3%), Al, Na, Fe, K, Ca, Mg, Pb*

APPENDIX V – ACTLABS ANALYTICAL METHODS
URANIUM ANALYSIS (5D-U)

Code 5D – Miscellaneous Elements Requiring Specific Methods (www.actlabs.com) PDF PRINT EMAIL

Analysis	*Method*	*Detection Limit*	*Upper Limit*
C-Total	*Infrared*	*0.01%*	
C-Graphitic	*Infrared*	*0.05%*	
C-Organic	*Infrared*	*0.05%*	
F	*ISE*	*100 ppm*	*10,000 ppm*
Li	*Total Digestion ICP*	*1 ppm*	*10,000 ppm*
Sn	*Fusion ICP*	*1 ppm*	*10,000 ppm*
U	***DNC***	***0.1 ppm***	***10,000 ppm***
B-Total	*PGNAA*	*0.5 ppm*	*10,000 ppm*
B-Total	*PGNAA*	*2 ppm*	*10,000 ppm*
Tl	*Total Digestion ICP-MS*	*0.2 ppm*	*10,000 ppm*

Code 5D – C (Organic)

0.5 g of sample is titrated with 25% HCl to drive off the CO2 (inorganic C). The sample is neutralized with ammonium hydroxide and dried on a hot plate. Sample residue is analyzed by LECO Combustion-IR technique to provide a value for total carbon, which is composed of organic C and graphitic C. The graphitic C content is subtracted to provide the organic C content.

Code 5D – C (Graphitic)

0.5 g of sample is ignited at 1,000°C to drive off organic and inorganic carbon (CO2). The residue is analyzed by LECO Combustion-IR t o provide a graphitic carbon value.

Code 5D - F

0.5 g samples are fused with sodium hydroxide in an oven at 580°C for 1 hour to release the fluoride ions from the sample matrix. The fuseate is dissolved in sulphuric acid with ammonium citrate buffer. The fluoride-ion electrode is immersed in this solution to measure the fluoride-ion activity directly.

Code 5D - B

1 g samples are encapsulated in a polyethylene vial and placed in a thermalized beam of neutrons produced from a nuclear reactor. Samples are measured for the doppler broadened prompt gamma ray at 478 KeV using a high purity GE detector. Samples are compared to certified reference materials used to calibrate the system.

APPENDIX VI – ACTLABS ANALYTICAL METHODS
MULTI-ELEMENT ANALYSIS (1E3)

Code 1E1/1E3** – Aqua Regia - ICP-OES (www.actlabs.com)

PDF PRINT EMAIL

0.5 g of sample is digested with aqua regia (0.5 ml H2O, 0.6 ml concentrated HNO3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. Sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30 element suite. A matrix standard and blank are run every 13 samples. For vegetation a 0.25 g sample is used.

A series of USGS-geochemical standards are used as controls. This digestion is near total for base metals however will only be partial for silicates and oxides.

Code 1E1 Elements and Detection Limits (ppm)

Element	*Detection Limit*	*Upper Limit*
Ag*	0.2	100
Al*	0.01%	
As*	10	
Ba*	1	
Be*	1	
Bi	10	
Ca*	0.01%	
Cd	0.5	2,000
Co*	1	
Cr*	2	
Cu	1	10,000
Fe*	0.01%	
K*	0.01%	
Mg*	0.01%	
Mn*	2	10,000
Mo*	2	10,000
Na*	0.01%	
Ni*	1	10,000
P*	0.001%	
Pb*	2	5,000
S*	100	
Sb*	10	
Sc*	1	
Sn*	10	
Ti*	0.01%	
V*	1	
W*	10	
Y*	1	
Zn*	1	10,000
Zr*	1	

Notes:* Element may only be partially extracted.

** **1E3 includes B, Ga, Hg, La, Sb, Sr, Tl and U but includes Sn, Y, and Zr.**

*** Assays are recommended for values which exceed the upper limits.

APPENDIX VII – ALS CHEMEX ANALYTICAL METHODS URANIUM ANALYSIS (ME-XRF05)

Pressed Pellet Geochemical Procedure – ME-XRF05

Sample Decomposition: Pressed Powder Pellet (XRF-PPP)
Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A finely ground sample powder (10 g minimum) is mixed with a few drops of liquid binder (Polyvinyl Alcohol) and then transferred into an aluminum cap. The sample is subsequently compressed under approximately 30 ton/in^2 in a pellet press. After pressing, the pellet is dried to remove the solvent and analyzed by WDXRF spectrometry for the following elements.

Element	Symbol	Units	Lower Limit	Upper Limit
Arsenic	As	ppm	5	5000
Barium	Ba	ppm	10	10000
Bismuth	Bi	ppm	4	10000
Cerium	Ce	ppm	10	10000
Chromium	Cr	ppm	5	10000
Copper	Cu	ppm	10	10000
Gallium	Ga	ppm	4	10000
Lanthanum	La	ppm	10	10000
Molybdenum	Mo	ppm	4	10000
Niobium	Nb	ppm	2	10000
Nickel	Ni	ppm	10	15000
Rubidium	Rb	ppm	2	10000
Antimony	Sb	ppm	4	10000
Selenium	Se	ppm	2	10000
Tin	Sn	ppm	5	10000
Strontium	Sr	ppm	2	10000
Tantalum	Ta	ppm	10	10000
Thorium	Th	ppm	4	10000
Titanium	Ti	ppm	5	10000
Uranium	U	ppm	4	10000
Tungsten	W	ppm	10	10000
Yttrium	Y	ppm	2	10000
Zirconium	Zr	ppm	2	10000
Zinc	Zn	ppm	10	10000

APPENDIX VIII – ALS CHEMEX ANALYTICAL METHODS
URANIUM ANALYSIS (ME-XRF05)

Ore Grade Analysis by XRF – ME-XRF10

Sample Decomposition: Lithium Metaborate or Tetraborate Fusion* (WEI-GRA06)

Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A prepared sample (1.000 g) is added to lithium metaborate or tetraborate flux (9.000 g), mixed well and fused in a furnace at 1100°C. A flat glass disc is prepared from the resulting melt. This disc is then analyzed by X-ray fluorescence spectrometry.

Element	Symbol	Units	Lower Limit	Upper Limit
Barium	Ba	%	0.01	50
Tin	Sn	%	0.01	60
Tungsten	W	%	0.01	50
Zirconium	Zr	%	0.01	50
Iron**	Fe_2O_3	%	0.01	100
Potassium**	K_2O	%	0.01	100
Magnesium**	MgO	%	0.01	100
Sodium**	Na_2O	%	0.01	100

** Elements reported as oxide

Elements listed below are available upon request

Element	Symbol	Units	Lower Limit	Upper Limit
Tungsten*	WO_3	%	0.01	60

*Note: For samples that are high in sulphides, we may substitute a peroxide fusion in order to obtain better results.

APPENDIX IX - SAMPLING PROTOCOL

The following protocol outlines the procedure that will be applied to sampling drill core at the CMB Uranium Property. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

- Inspection of core boxes, for missing boxes and footage errors.
- Digital photographs will be taken of all core boxes and
- RQD and core loss will be noted.

Logging

- Notes will be collected on rock units, alteration, structure, mineralization and recorded on paper logging forms and then transferred into Excel spread sheets

Sampling

- Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
- Standards and blanks and duplicates (1/4 core) will be entered every 25th sample in the sample stream.
- All holes will be sampled where deemed radioactive with hand-held scintillometer or at the discretion of the geologist. Typical samples lengths will be 0.5-1.5 m.
- The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core with the sample tag placed at the beginning of the sample.
- For each sample interval, all required parts ('From-To') of the standard sample card will be filled in and half of the sample number tag will be placed at the starting point of the sample interval in the core box.
- The second half of the tag will be put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Double-Check

- The geologist will double-check that all of the samples collected are properly labeled with the sample tags inside of the sample bags.

Scintillometer Readings

- Scintillometer measements will be recorded by taking each piece of core from the core box and scanning the individual pieces with the scintillometer. This is done to minimize background readings generated by the mass of core present in the core box. The maximum value is measured in each 3 m "run" of core will be recorded, as will the average of values recorded.

Magnetic Susceptibility Readings

- Magnetic susceptibility readings will be collected every m, roughly corresponding to the top, middle, and bottom of each 3 m "run" of core.

APPENDIX X - QA/QC SAMPLING

At the CMB Uranium Property, the insertion of "blind" quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicate samples

- Duplicates are taken every 25 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks

- Non-mineralized material from the Michel Gabbro was used as a blank, where material was collected from an outcrop in the project area, broken with a hammer and inserted into the sample series every 25 samples.

Standards

- Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2005 CMB Regional Program. The standards chosen were designed to test the accuracy of the assays from low, 220 ppm uranium, through to high grade, 10,200 ppm uranium. Standards were inserted into the sample series every 25 samples.

Check Samples:

- 5% of all assayed sample pulps are being sent to ALS Chemex in Vancouver, B.C. for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Analyzing Data

- Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

I, **G.H. Giroux,** of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007, and amended March 1, 2007, ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of March, 2007.

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P. Eng., MASc.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" which I have prepared, together with Derek Wilton, for Aurora Energy Resources Inc. (the "**Corporation**").

I hereby consent to the public filing of the Technical Report with the Commissions.

DATED this 31 day of October, 2007.

Per: [signature]
G.H. Giroux

PROFESSIONAL
PROVINCE OF
G. H. GIROUX
BRITISH COLUMBIA

Legal*3063158.1

Appendix I Certificate of Co-Author – D. H C. Wilton

7 Yellowknife St.
St. John's NL
A1A 2Z7
Tel: 709-754-6624

I, **Derek H. C. Wilton, P.Geo.**, hereby certify that:

- I am a Professor in the Department of Earth Sciences, Memorial University of Newfoundland, Prince Phillip Parkway, St. John's, NL, A1B 3X5

- I graduated with the degrees of BSc. (Geology) from Memorial University of Newfoundland, St. John's, NL, in 1976, MSc. (Geological Sciences) form the University of British Columbia, Vancouver, BC, in 1978, and Ph.D. (Earth Sciences) from Memorial University of Newfoundland, St. John's, NL, in 1984, and have worked continuously as an academic researcher and industry consultant since 1984.

- I am a Professional Geoscientist duly registered with the Professional Engineers and Geoscientists – Newfoundland and Labrador (PEG-NL – Reg. No. 02840) and am a Fellow of the Canadian Institute of Mining and Metallurgy (CIM), Geological Association of Canada, and the Society of Economic Geologists.

- I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:
  - I have conducted research and mineral exploration work in this region of Labrador intermittently since 1984.
  - I have been involved with the Fronteer-Altius Alliance each year since they initiated work in the region in 2003.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the preparation of all sections of the report titled "The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property" relating to the CMB Uranium Property with the exception of the portion of section 19.0 pertaining to the Mineral Resource estimate that was done by Mr. Gary Giroux.. I have worked on the property in a consulting technical capacity since July, 2003. I was last on site at the CMB Uranium Property from August 16-31, 2006.

- As of March 1st, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

- I am independent of the issuer applying all the tests in Section 1.4 of National Instrument 43-101, I hold no securities of the Fronteer Development Group Inc. nor Altius Resources Inc. and do not expect to receive same.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of March, 2007 in St. John's, NL, Canada



01/03/07

CONSENT

TO: Aurora Energy Resources Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007" which I have prepared, together with G.H. Giroux, for Aurora Energy Resources Inc. (the "**Corporation**").

I hereby consent to the public filing of the Technical Report with the Commissions.

DATED this 31 day of October, 2007.

Per: [signature]
Derek Wilton

Legal*3063158.1

FORM 43-101F1
TECHNICAL REPORT

RECEIVED
2008 APR 21 A 7:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE EXPLORATION ACTIVITIES OF AURORA ENERGY RESOURCES INC. ON THE CMB URANIUM PROPERTY, LABRADOR, CANADA DURING THE PERIOD JANUARY 2006 TO JANUARY 2007

Located on NTS Sheets:
13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09

Submitted in fulfillment of reporting requirements under National Instrument 43-101
On
February 19, 2007 as amended March 1, 2007

Prepared by:
D.H.C. Wilton, P. Geo.
7 Yellowknife St.
St. John's, NL, A1A 2Z7

And

G.H. Giroux, P. Eng.
1215 – 675 West Hastings St.
Vancouver, BC, V6B 1N2

Prepared for:
Aurora Resources Energy Inc.
Suite 1650, 1055 West Hastings Street, Vancouver, BC, V6E 2E9

2.0 TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF CHARTS

LIST OF APPENDICES

Page

3.0 SUMMARY

The CMB Uranium Property of Aurora Energy Resources Inc. is located near the northeast coast of Labrador in proximity to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 km to the south-southwest.

The property consists of 90,275 hectares comprising 3,611 mineral claims in 32 licenses and is 100% owned by Aurora Energy Resources Inc. Most of the claims are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, White Bear, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

As a follow-up to encouraging exploration results by predecessor companies during the period 2003-2005, a **$14.5 million (Can) budget** was proposed by Aurora Energy Resources Inc. for 2006 to further evaluate key targets within the CMB Uranium Property. This proposal included 40,000 m of diamond drilling at the Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Melody Hill, and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground gravity survey at Melody Hill, and preliminary resource, metallurgical, environmental, and engineering studies.

An initial gravity survey was completed on the ice of Melody Lake during April 2006 and on land in August/September 2006 with the goal of identifying possible sources for the uraniferous boulder train. The survey was successful in identifying a series of discrete gravity anomalies coincident with lake bottom sediment uranium anomalies beneath Melody Lake and nearby Jamson Lake.

Diamond drilling commenced on May 9th, 2006 and was completed on November 7th, 2006. **120 drill holes** totaling **46,077.74 metres** were completed on the Michelin Main, Jacques Lake, White Bear, Rainbow, Gear, Inda, and Nash targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, and a new deposit emerging at the Jacques Lake

target area with comparable grades and widths of uranium mineralization to that of Michelin.

Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories in Lakefield, Ontario. Testing to date has shown uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests being carried out at SGS include process mineralogy, communition, physical concentration, and acid leaching.

An updated 43-101 compliant resource estimate for the Michelin Deposit was completed over the month of January, 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The resource modeling was carried out with both an Open Pit and Underground component. The breakdown of the resource categories is detailed in **Table 3.1** below. The resource estimates were calculated by Gary Giroux, P. Eng., and the details are contained within the body of this report.

Table 3.1: 2006 CMB Resource Summary

	Measured			Indicated			Inferred		
Deposit	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000

** Open pit resource reported at 0.03% U_3O_8 cut-off*

*** Underground resource reported at a 0.05% U308 cut-off*

Based on the encouraging results to date, a further **$21.25 million (Can) budget** is proposed for a two-phase program of work in 2007. The 2007 Phase I Work Program is currently being carried out in Q1-2007 and includes: the development of the previously above mentioned 43-101 compliant resource for the Michelin Uranium Deposit and the Jacques Lake target; the ongoing metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario; and the completion of a preliminary economic study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining, milling and infrastructure. The budget for the Proposed 2007 Phase I Work Program is **$0.5 million (Can).**

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended for Q2/3/4-2007. This would include: a 75,000 metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend to define and expand the known resource at Michelin and Jacques Lake and develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007). The budget for the Proposed 2007 Phase II Work Program is **$20.75 million (Can).**

4.0 INTRODUCTION AND TERMS OF REFERENCE

This technical report (the **"Technical Report"**) on the CMB Uranium Property of Aurora Energy Resource Inc. (the **"Corporation"**) dated February 19, 2007 and has been prepared by Dr. D.H.C. Wilton, P. Geo. and Mr. G.A. Giroux, P. Eng. at the request of Dr. Mark O'Dea, President. The Technical Report was commissioned to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1 in support of the short form prospectus (the **"Short Form Prospectus"**) currently being prepared by the Corporation..

The CMB Uranium Property is held 100% by Aurora Energy Resources Inc., a publicly traded company on the Toronto Stock Exchange (Symbol – AXU). Considerable data on the CMB Uranium Property is available in Aurora's files in Vancouver and as readily available public documents. The public sources of relevant references are listed in Section 23.0 to this report.

Dr. D.H.C. Wilton, the co-author, is a qualified person whom has an "arms-length" independent relationship with Aurora Energy Resources Inc. He is a Professor of Mineral Deposits in the Department of Earth Sciences, Memorial University of Newfoundland, St. John's, NL. He has over 20 years experience conducting research in the CMB and has over the years visited and has knowledge of all showings described in this report. Most recently he was employed as a consultant by the Fronteer-Altius Alliance for field work in the CMB during the summer of 2003 and September 2004, and as a consultant by Aurora Energy Inc. in the summer of 2005. Dr. Wilton was onsite August 16-31, 2007 to review drill core and collect samples at Michelin, Jacques Lake, White Bear and Rainbow as part of his research project on mineralization styles and genesis on the CMB property. Dr. Wilton is responsible for the preparation of all sections of this report with the exception of the portion of section 19.0 pertaining to the Mineral Resource estimate that was done by Mr. Giroux.

Mr. G.H. Giroux, the co-author, is a qualified and independent person with respect to the business activities of Aurora Energy Resources Inc. He was worked in the

field of his expertise continuously since 1970. Mr. Giroux is responsible for the estimate of the Mineral Resource found in Section 19.0 of this report which was based upon a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. A site visit was conducted from August 29-30, 2006.

The uranium concentrations for work performed by Aurora are reported as %U_3O_8 unless otherwise indicated. Currency is reported in Canadian dollars unless otherwise noted. All map co-ordinates are given as metres in UTM projection NAD 27 (Zone 20 and 21) for Melody Hill, or NAD 83 (Zone 21) for all other project areas.

5.0 RELIANCE ON OTHER EXPERTS

Some of the information presented within this report is based on the historical exploration records of Brinex (*e.g.*, Morrison, 1956; McClintock, 1978a and b; and Brinex Ltd., 1979) and others written twenty-five to fifty years ago. Although these records are an invaluable practical resource for current exploration, some geological interpretations of some prospects may not reflect best practice as viewed at the present time.

All resource estimates of this period are referred to in this (and previous reports) as historical estimates regardless of the quality of these estimates.

6.0 PROPERTY DESCRIPTION AND LOCATION

The CMB Uranium Property is located east of Kaipokok Bay on the north-east coast of Labrador, Canada **(Figure 6.1)**. The nearest community is the town of Postville located approximately four km west of the project boundary. The community of Happy Valley-Goose Bay lies 180 km south-southwest of Postville. The project straddles two UTM zones (Zone 20, 21) and seven NTS map sheets (13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09). The northern and southern limits of the project area are 6094000mN (Zone 21) and 6048500mN (Zone 21), respectively, and the western and eastern limits of the project area are 681000mE (Zone 20) and 345000mE (Zone 21), respectively. Most of the licenses are contiguous and are located 5 to 40 km south of Postville, though some licenses which make up the Croteau and Storm properties are located further west in the Central Mineral Belt and the interior of Labrador.

The CMB Uranium Property consists of 32 map staked licenses registered in the name of Aurora Energy Resources Inc. (TSX-AXU) totaling 3,611 units or 90,275 ha **(Figure 6.2 and Table 6.1)** . The licenses were originally subject to a letter of agreement dated February 5th, 2003, between Fronteer Development Group Inc. (TSX-FRG) of Vancouver, Canada and Altius Resources Inc. (TSX-ALS) regarding an Area of Interest made up of eighteen 1:50,000 scale NTS map sheets. This agreement formed the basis for a 50:50 strategic alliance between Fronteer and Altius Resources Inc. of St. John's, Newfoundland to explore for iron oxide-copper-gold mineralization in the Central Mineral Belt of Labrador. A further agreement was signed on June 3rd, 2005 allowing for the formation of a jointly owned private company called Aurora Energy Inc. to hold the assets of the CMB Uranium Property. The name of Aurora Energy Inc. was subsequently changed to Aurora Energy Resources Inc. during an initial IPO on the Toronto Stock Exchange on March 22nd, 2006. Information on the individual mineral licenses can be found at www.nr.gov.nl.ca/mines&en/mqrights/mineralrights.

The property is flanked to the north and west by the Exempt Mineral Lands (**"EML"**). These are areas exempted from staking to protect local interests during final negotiation of the Labrador Inuit Association land claim. The Labrador Inuit Land Claims Agreement was ratified by parliament in May, 2005. The Treaty was formally signed December 1st, 2005. The treaty outlines the process in which EML lands will be designated. Within 6 months of the effective date of enactment (December 1st, 2005), all EML on the Labrador Inuit Settlement Area (**"LISA"**) must be extinguished. However, all EML on Labrador Inuit Land (**"LIL"**) will remain until a Land Use Plan is completed by the new Nunatsiavut government. The Nunatsiavut government is now in the process of developing mineral and land use polices from which the Land Use Plan will be developed. This process may take up to a maximum of three years but may be addressed sooner by the Nunatsiavut government.

The distinction between LISA and LIL lands is outlined in **Figure 6.2** with Melody, Otter Lake and 50% of Jacques Lake falling in LISA while White Bear, Michelin, Rainbow, Inda Lake, Aurora River and 50% of Jacques Lake falling in LIL.

Table 6.1: CMB Uranium Property - Mineral Tenure

Property	License	Claims	Ha.	NTS	Issued	Work Due	Amount Due
Burnt/Emben	09414M	63	1575	13J12E	27/03/2003	27/03/2016	$56,700.00
Burnt/Emben	09413M	42	1050	13J12E	27/03/2003	27/03/2008	$15,868.28
Croteau	09415M	40	1000	13K06	27/03/2003	27/03/2007	$29,639.04
East Micmac Lake	09721M	36	900	13J12W, 13J13W	24/10/2003	24/10/2007	$33,185.92
Kaipokok Bay	10059M	54	1350	13J13E, 13J13W	12/04/2004	12/04/2007	$28,861.12
Makkovik River 1	10050M	147	3675	13J12E	12/04/2004	12/04/2010	$61,766.73
Makkovik River 2	10051M	220	5500	13J13E, 13J12E	12/04/2004	12/04/2016	$198,000.00
Makkovik River 3	10052M	127	3175	13J11W,12E,13E,14W	12/04/2004	12/04/2007	$45,012.46
Makkovik River 4	10053M	111	2775	13J13E, 13J12E	12/04/2004	12/04/2007	$51,944.28
Makkovik River 5	10054M	170	4250	13J13E	12/04/2004	12/04/2007	$96,023.74
Makkovik River 6	10055M	136	3400	13J13E, 13J14W	12/04/2004	12/04/2007	$73,474.35
Makkovik River 7	10056M	126	3150	13J13E	12/04/2004	12/04/2007	$72,078.28
Makkovik River 9	10058M	30	750	13J13E	12/04/2004	12/04/2008	$9,401.41
Michelin	09412M	190	4750	13J12W, 13K09E	27/03/2003	27/03/2016	$171,000.00
Michelin North	09482M	145	3625	13J12W, 13K09E	28/04/2003	28/04/2010	$32,880.18
Michelin Northeast	09722M	100	2500	13J12W	24/10/2003	24/10/2007	$84,372.33
Michelin Northwest	09723M	42	1050	13K09E	24/10/2003	24/10/2007	$14,801.32
Post Hill	09410M	136	3400	13J13E	27/03/2003	27/03/2008	$14,680.87
Post Hill	09411M	128	3200	13J13E	27/03/2003	27/03/2007	$74,484.22
Post Hill Northeast	09718M	8	200	13J13W	24/10/2003	24/10/2007	$849.44
Post Hill Northwest	09719M	32	800	13J13E	24/10/2003	24/10/2007	$25,417.20
Post Hill West	09720M	60	1500	13J13E, 13J13W	24/10/2003	24/10/2007	$52,780.12
Storm	10726M	16	400	13K03	27/03/2003	27/03/2007	$10,993.81
Walker Lake	10022M	190	4750	13K09E	02/04/2004	02/04/2007	$87,394.90
West Micmac Lake 1	10046M	181	4525	13J12W, 13K09E	12/04/2004	12/04/2007	$86,421.02
West Micmac Lake 2	10047M	120	3000	13J12W	12/04/2004	12/04/2008	$1,451.82
West Micmac Lake 3	10048M	137	3425	13J12W	12/04/2004	12/04/2007	$65,665.65
West Micmac Lake 4	10049M	166	4150	13J12E, 13J12W	12/04/2004	12/04/2007	$55,622.08
Aurora River	10343M	175	4375	13J/12	29/10/2004	29/10/2007	$70,177.51
Melody Lake	10344M	120	3000	13K/09E, 13J12W	29/10/2004	29/10/2007	$61,145.24
Makkovik River10	12754M	242	6050	13J/11	30/11/2006	30/11/2007	$48,400.00
Makkovik River 11	12778	121	3025	13J/11	30/11/2006	30/11/2007	$24,200.00
Total		3,611	90,275				

Figure 6.1: Location Map – CMB Uranium Property



Newfoundland & Labrador
Legend
Trans Canada Highway
Major Highway
Ferry Route
0 100 200
QUÉBEC
Postville
CMB Project Area
QUÉBEC
Aurora Energy Inc.
Location Map
CMB Project
Labrador
Figure 1

14

Figure 6.2: Mineral Tenure Map – CMB Uranium Property


Labrador Inuit
Settlement Area
Postville
Gear
Inda
Nash
Labrador Inuit
Land
Jacques Lake
Aurora River
Melody Hill
White Bear
Otter Lake
Michelin Main
Rainbow
Scale 1:300,000

*Map co-ordinates are NAD 83, Zone 21

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the project area is best gained via the town of Postville which hosts sufficient amenities necessary to support field personnel, including a permanent fixed-wing gravel airstrip. Passenger service flights based in Happy Valley-Goose Bay offered by Air Labrador and Innu Mikun Airlines operate daily to communities along the coast. A coastal supply-ferry boat service owned by Woodwards, Happy Valley-Goose Bay, operates bi-weekly during ice-free periods (June to October) up and down the coast as far north as Nain to as far south as Lewisporte, Newfoundland. Helicopter support to ferry personnel and field gear from Postville to the field area is the preferred mode of transport. Float plane and boat access may also be suitable for certain properties where camps have been established to support major drilling programs. Various snow machines provide for efficient travel during winter. Foot traversing is best suited to access the interior of the project area.

The climate of Labrador is more Arctic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold lasting almost eight months with normal daytime temperatures for January between -10 and -15 °C and annual snowfalls to 400 mm annually. The summer season is brief and cool along the coast with July average temperatures between 8 to 10 °C (with rare hot spells bringing temperatures up to 35 °C) and average precipitation ranging to 200 mm.

Local infrastructure is limited to facilities in the coastal communities of Postville and Makkovik which include commercial airline service from Happy Valley-Goose Bay and commercial ferry service from Lewisporte, Newfoundland, and Happy Valley-Goose Bay, Labrador. Postville is a clean and progressive village with rental space suitable for the establishment of an exploration base. Prudent exploration practice in coastal Labrador includes the use of service contractors who have established partnerships with the Nunatsiavut Government. Based on experiences with the development of the Voisey's Bay project, the people of Labrador have acquired a good understanding of the exploration business.

The CMB Property is located in a rugged wilderness area of generally moderate gently rolling relief ranging to about 700 m above sea level (a.s.l.). Locally abundant outcrop, numerous lakes, and sparse coniferous forest cover consisting of black spruce, balsam fir and tamarack are most typical of this part of the north-eastern Canadian Shield. A large portion of the project area, immediately east of Kaipokok Bay, was devastated by a forest fire in 1966 and experienced little re-vegetation. Bedrock is exposed as north-easterly trending ridges with intervening marsh. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages. Most terrain is covered by sheets of glacial boulders. Extensive areas of burned forest show up as pink colored areas on Landsat images.

8.0 HISTORY

British Newfoundland Exploration Limited (Brinex), a subsidiary of British Newfoundland Corporation Limited (Brinco), was granted an exploration lease in the Makkovik-Kaipokok Bay area in 1955 following the discovery of encouraging signs of copper, molybdenum and uranium mineralization by prospectors. The first significant uranium showing was discovered by Walter Kitts in 1956. A program of drilling and underground development by means of adit was started on the Kitts deposit in 1957. The project was suspended in 1958, however, as the development was too late to qualify for supply contracts with the Atomic Energy Commission of Canada.

No further exploration was carried out until 1966 when Brinex and Metallgesellschaft A.G. made a joint venture agreement on part A of the lease area containing the Kitts deposit. Metallgesellschaft A.G. subsequently transferred its interest to Urangesellshaft Canada Limited. Exploration under this agreement resulted in the discovery of the Michelin deposit by prospector Leslie Michelin in 1968 as well as the Gear, Inda and Nash prospects between 1968 and 1969. All of these resulted from ground follow-up of radioactivity detected by airborne gamma-ray spectrometer surveys flown by Barringer Research in 1967.

Additional joint venture agreements were made with Urangesellshaft Canada Limited to include part B of a Statutory Agreement obtained by Brinex in 1970. In addition to property scale exploration of the Kitts and Michelin deposits, extensive exploration of other radiometric anomalies was carried out during the 1970's.

Brinex completed a plan to develop the Michelin and Kitts uranium deposits as a combined mining operation but the project was compromised by the collapse in the price of uranium in the early 1980's. Brinex ceded the rights to area B in 1980 and to area A in 1985. Remediation of the Kitts and Michelin mine sites was subsequently completed by the Provincial Government in 1992.

The ground remained open for the next ten years until the formation of the Fronteer-Altius Alliance (the "Alliance") in 2003 and the re-evaluation of the district for Cu-Au-U targets. The Alliance acquired eight mineral licenses in the spring of 2003 followed by six in the fall of 2003, 14 in the spring of 2004, and the remaining two in the fall of 2004.

A summary of the work carried out by the Alliance in 2003 and 2004 and by its successor, Aurora Energy Resources Inc., in 2005 will be discussed under Section 12.0.

9.0 GEOLOGICAL SETTING

9.1 REGIONAL GEOLOGY

The Central Mineral Belt (CMB) refers to an area of Archean to Mesoproterozoic crust which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield. The CMB contains portions of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province **(Figure 9.1)**. The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various ages and adjacent Archean rocks. These rocks record to varying degree events associated with Makkovikian (~ 1.8 Ga), Labradorian (~ 1.6 Ga) and Grenvillian (~ 0.1 Ga) deformation. Mineral tenure of present interest is located within the Aillik Domain of the Makkovik Province (Ryan, 1984). The Makkovikian orogen is correlated with Ketilidian, Penokean and Svecofennian orogens which formed part of a Paleoproterozoic active margin along the southern margin of Laurentia-Baltica, the so-called North Atlantic Craton (Gower *et al.*, 1990).

The constituent Proterozoic sequences of the belt range in age from *ca.* 1.22 to 2.2 Ga, and in decreasing age are the Post Hill (*ca.* 2.2 Ga), Moran Lake (*ca.* 2.0 Ga), Aillik (*ca.* 1.8-1.86 Ga), Bruce River (*ca.* 1.65 Ga), Letitia Lake (*ca.* 1.33 Ga) and Seal Lake (*ca.* 1.22-1.25 Ga) groups. The granitoids are broadly grouped into the Junior Lake Granodiorite (*ca.* 1.9 Ga), Makkovikian (*ca.* 1.8 Ga) and Trans-Labrador Batholith (*ca.* 1.65 Ga) suites (after Kerr, 1994). Sills of the *ca.* 1.43 Ga Michael Gabbro (Emslie *et al.*, 1997) intrude southeastern portions of the belt near the Grenville Front.

9.2 DISTRICT GEOLOGY

The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin (Culshaw *et al.* 2000 and Ketchum *et al.* 2002).

The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill (2178-2013 Ma) and Aillik (1860-1810 Ma) groups, as well as extensive granitoid terrain comprised of several intrusive suites including 1815-1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740-1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith **(Figures 9.2 and 9.3)**. Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill and Aillik groups have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga (Ryan, 1984; Gower *et al.* 1990; Wilton, 1996; Culshaw *et al.* 2002). The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic

contact between lithologies of the Post Hill Group to the north-west and the Aillik Group to the south-east.

The Post Hill Group is an approximately 2700 m thick sequence of metamorphosed siliceous clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group (Ketchum *et al.* 2002).

The Aillik Group is made up of a 5000 m thick succession of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusives and diabase dykes (Bailey, 1979). A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic section have been recognised. Deposition in back-arc basin and in shallow marine to subaerial environments has been inferred for the Aillik Group (Ketchum *et al.*, 2002). The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences (Wilton, 1996). Within the project area, rocks of the Aillik Group are commonly represented by laminated magnetite-feldspar-quartz-bearing metavolcanic lithologies.

Figure 9.1: Regional Geology Map - CMB Project

(Map from http://www.geosurv.gov.nf..ca/ecsoot/geology.gif)


COVER AND POSTOROGENIC SEQUENCES
Mesozoic - Tertiary
Neoproterozoic - Paleozoic
Neoproterozoic Lake Melville rift system
Mesoproterozoic cover rocks
Mesoproterozoic anorthosite - granite suites
TECTONIC PROVINCES and age of crust
Grenville Province (2700 - 950 Ma)
Makkovik Province (2800 - 1800 Ma)
Southeastern Churchill Province (2780 - 1740 Ma)
Superior Province (2700 - 2650 Ma)
Nain Province (3800 - 2500 Ma)
Offshore basement well core
Shear zone
Thrust
Ungava Bay
Continental shelf
SOUTHEASTERN CHURCHILL PROVINCE
CORE ZONE
NEW QUEBEC OROGEN
NAIN PROVINCE
SAGLEK BLOCK
HOPEDALE BLOCK
MAKKOVIK PROVINCE
CMB Project Area
SUPERIOR PROVINCE
THRUST BELT
EXTERIOR
GRENVILLE PROVINCE
INTERIOR MAGMATIC BELT
APPALACHIAN OROGEN
NPS
MB
HLP
GBT
CHD
WLT
CFT
LJT
GT
MLT
MMT
HRT
PT
LMRS

SZ = Schefferville zone; HZ = Howse zone; DT = Doublet terrane; LT = Laporte terrane; LLC = Lac Lomier complex; TD = Tasiuyak domain; BD Burwell domaine; FPD = Four Peaks domain; KD = Kaipokok domain; AD = Aillik domain; CHD = Cape Harrison domain; GBT = Groswater Bay terrane; LMT = xxxxxx; HRT = Hawke River terrane; MMT = Mealy Mountains terrane; WLT = Wilson Lake terrane; CFT = Churchill Falls terrane; MLT = Molson Lake terrane; LJT = Lac Joseph terrane; GT = Gagnon terrane; PT = Pinware terrane' LMRS = Lake Melville rift system; SLG = Seal Lake group; NPS = Nain Plutonic Suite; MB = Mistastin batholith; HLP = Harp Lake pluton; MP = Michikamau pluton; MLIC = Mistastin Lake impact crater

Aurora Energy Inc.

Regional Geology Map
CMB Project
Labrador

Figure 9.2: District Geology Map - CMB Project

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



Post Hill
(Nash, Inda, Gear)
09718M
10058M
09410M
09719M
09720M
09411M
10056M
10059M
10054M
10053M
Jacque's Lake
10052M
10051M
09721M
10344M
09722M
Melody Hill
09482M
10343M
09723M
10048M
White Bear
09413M
Otter Lake
09414M
10049M
10022M
10047M
10050M
09412M
10046M
Michelin/Michelin East
Aurora Energy Inc.
District Geology
CMB Project
Labrador

Figure 9.3: Table of Formations

(Geology compiled from Gower *et al*, 1982, and Ryan, 1984)



10.0 DEPOSIT TYPES

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as syngenetic by early workers and that within the Aillik Group has been called volcanic-hosted, stratabound and possibly syngenetic in origin (Gower *et al.*, 1982; Gandhi, 1986). Pb-Pb ages in the range 1895 to 1697 Ma for uranium mineralization in the Post Hill Group (2178-2013 Ma) support an epigenetic origin for these occurrences (Wilton, 1996). An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture-filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron-oxide-copper-gold (IOCG) districts of Paleoproterozoic age (Hitzman *et al.*, 1992; Haynes, 2000). In some of these districts, a peripheral enrichment in uranium has been exploited as an exploration tool to locate copper-gold mineralization. Consequently, fracture controlled uraninite + magnetite mineralization in the Kitts - Michelin area may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

11.0 MINERALIZATION

11.1 INTRODUCTION

The Central Mineral Belt of Labrador is one of the most prolific areas of uranium mineralization in Eastern Canada. Approximately 100 metal occurrences are known in the map area held by the Aurora Energy Resources Inc. within 1:50,000 scale NTS map sheets 13J/11-14 and 13K/09 and 16. About 70% are called uranium occurrences and about 20% are called copper occurrences (http://gis.gcosurv.gov.nl.ca/mods/mods.asp).

Radioactivity is associated with hydrothermal breccias marked by well oxidised wall rocks and dark hornblende-rich fracture-filling. Commonly radioactivity is proportional to the amount of dark coloured matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive. The matrix of radioactive breccia includes the assemblage: hornblende + titanite (sphene) + calcite (grey or pink) + magnetite± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite.

Selvages and halos of iron oxide are typically developed, whereas malachite and uranophane staining occur more locally. Net-vein, folded and segmented fabrics are observed in radioactive breccias. Locally, initial fracturing preceded the formation of a late subvertical cleavage and breccias were rotated into the plane of this cleavage to produce thinly banded gneiss with discontinuous mafic layers.

Descriptions of the significant prospects within the CMB Uranium Property are listed in the following sections with any corresponding historical and current resources estimates summarized in Section 19.0 of this report.

11.2 URANIUM PROSPECTS OF THE POST HILL GROUP

Gear Lake Prospect - The Gear Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization first discovered in 1968 is associated with a roughly circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs within sheared metasedimentary rocks over a strike length of 120 m. An average grade of 0.165% U_3O_8 was obtained for one zone of mineralization 30 m long by 4.9 m wide as outlined to a depth of 70 m.

Inda Lake Prospect - The Inda Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization discovered at Inda Lake in 1968 is associated with a prominent circular U/Th radiometric anomaly 0.35 km in diameter. The mineralization occurs on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the north-west. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife lakes.

Nash Lake Prospect - The Nash Lake prospect lies within the northeast portion of the mineral tenure controlled by Aurora Energy Resources Inc. Uranium mineralization

discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric anomaly 0.7 by 0.3 km in diameter. Drilling during the late 1960's located three zones of mineralization within a shear zone called the Nakit Slide. A dip of 60° east and average width of 1.85 m were reported for the zone. Diamond drill hole NW77-6 in the west extension zone intersected 0.072% U_3O_8 over 3.4 m from 13.4 to 16.8 m, suggesting potential for resource development to the west.

11.3 URANIUM PROSPECTS OF THE ALLIK GROUP

Aurora River Target – The Aurora River target lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake, approximately 10km to the south west of the main Jacques Lake target area. The Aurora River target was originally discovered and explored by Brinex during the years spanning 1979-1981. Work completed by Brinex consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Uraniferous outcrops are found within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone, an east-west oriented shear zone located on the south side of Jacques Lake.

Jacques Lake (McLean) Prospect - The Jacques Lake Prospect lies within the east central portion of the mineral tenure controlled by Aurora Energy Resources Inc. near Jacques Lake and was discovered in 1956 by prospector J. McLean working on behalf of Brinex (E. R. Morrison, 1956). Mineralization occurs in felsic and intermediate metavolcanic rocks of the Aillik Group. In 1967, four trenches were dug along a strike length of 165 m on the side hill at an elevation of about 235 m. Results from the sampling of these trenches included 0.06% U_3O_8 across 0.9 m from trench #2 and 0.04% U_3O_8 across 2.1 m from trench #3. Prospector A. Andrews, working on behalf of the Urangesellschaft/Brinex Joint Venture in 1978, identified a dispersal train of twelve radioactive boulders with an average content of 0.32% U_3O_8 near the base of the ridge (McClintock, 1978a and b). Recent work by Aurora in 2004/2005 identified two strong radiometric anomalies along the side hill and at the base of the ridge extending for a distance of 4 km. Subsequent drilling of the anomalies in late 2005 (7 ddh - 2,180.24m) intersected uranium mineralization in four of seven holes and returned a high of 0.10% U_3O_8/9.2m in DDH JL05-05.

Burnt Brook Showing - The Burnt Brook Showing lies within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately southwest of Jacques Lake, and was discovered by L. Michelin in 1979. About 110 m of trenching in 14 trenches were documented. The North, South and Dianne zones are hosted by folded metasedimentary and metavolcanic rocks of the Aillik Group. Trenching on the North zone returned assays that included 0.069% U_3O_8 over 6 m within a zone of intermittent radioactivity 125 m in length and 75 m in width, as constrained by trenching. Trenching in the South zone returned 0.155% U_3O_8 over 4.8 m from a metapelite within an area of intermittent radioactivity along a strike length of 250 m.

Otter Lake (Emben) Showings - The Otter Lake prospects lie within the southeast portion of the mineral tenure controlled by Aurora Energy Resources Inc., immediately west of Otter Lake. Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt Lake Granite since the initial discoveries in 1969; one grab sample from a radioactive boulder assayed 8.49% U_3O_8. Encouraging results by Brinex in 1981 included 0.423% U_3O_8 over 3.0 m in trench #5 across a zone 100 m in strike length called the Emben (Otter) South Zone. Work by Aurora in 2004/2005 identified a broad 500m x 500m radiometric anomaly covering the old Emben Main, Central and South Showings and drilling in 2005 (10 ddh – 2,685.59m) returned a high of 1.0% U_3O_8/0.5m in DDH OL-05-04 at Emben (Otter) South.

White Bear Lake (Burnt Lake) Showings – White Bear Lake showings lie within the central portion of the mineral tenure controlled by Aurora Energy Resources Inc. They are located on the northern shore of White Bear Lake (formerly Burnt Lake) and consist of the North East Showing, the North Showing, the South Showing and the North West Showing. The project area is marked by a strong U/Th anomaly with a 3 km strike length in an east-west direction and was first explored by Brinex from 1967 through 1978. Mineralization occurs intermittently within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive. Soil geochemical surveys indicated a large anomaly over the known mineralization and led to the targeting and drilling of 17 diamond drill holes in 1977 for a cumulative total of 564 m. The Brinex drilling returned values up to 0.256 U_3O_8/16.5 m in drill hole 77-7 but these zones were not subsequently tested during follow up drilling and thus present clear targets in the White Bear area for future programs. During the course of 2005 field work, it was found that the highest scintillometer values, and therefore most intense uranium mineralization, were associated with strong to intense, pervasive hematite alteration in variably porphyritic felsic metavolcanics. The 14 samples collected during 2005 program returned a range of uranium values from 10.5 to 6680 ppm U.

Melody Hill Anomaly - A northeasterly trending zone of weak radioactivity, 8 x 1 km in size, straddles Melody Lake in the west central portion of the mineral tenure controlled by Aurora Energy Resources Inc. Within this zone, a 1.0 km dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 km northeast of Melody Lake. Historical results for these boulders include an average of 8.4% U_3O_8 from 27 boulders and a high of 28.2% U_3O_8 from a grab sample collected in 2004. Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U_3O_8/6.0m in DDH 80-44 on the shoreline suggest a possible source area below Melody Lake.

Michelin Deposit - This historic deposit, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., consists of several sub-parallel groups of mineralized zones along a strike length of 1200 metres and to local depths of 700 metres and is open in all directions. The mineralization is largely confined to 150-200 metre thick zone of visibly discernable hematite alteration within a coarse feldspar porphyritic quartz mylonite unit, the boundaries of the zone being essentially

conformable with S1 and lithologic contacts. The zones have an average grade of 0.12% U3O8, strike approximately 060°, dip about 55° southeast, and contains higher grade shoots which plunge steeply to the south-southwest, consistent with the regional plunge lineation. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade sub-intervals, separated by lower-grade or essentially un-mineralized material. The alteration zone is marked by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and locally pyrite. Uranium normally occurs in microscopic disseminations of uraninite associated with strong hematization.

New drilling by Aurora in 2005 (10 ddh totaling 4,547.19 m) was successful in both confirming the known mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 700 metres. The best intersection came from DDH M05-006 which returned 0.1% U_3O_8/63.0m in the heart of the main plunging shoot at a vertical depth of 550 metres. A new 43-101 compliant resource calculation for the zone by RPA in January 2006 shows a Measured and Indicated Resource of 8,957,000 tonnes @ 0.113% U_3O_8 and an Inferred Resource of 4,116,000 tonnes @ 0.148% U_3O_8 (RPA, 2006)

Rainbow Deposit - The Rainbow Zone, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15%o U_3O_8 occurs over a strike length of 290 m and widths up to 15 m. The main lens as inferred by drilling was 140 m long by 2 to 15 m wide by 79 m deep and is open in all directions.

Michelin East Target – This area, located in the southwest portion of the mineral tenure controlled by Aurora Energy Resources Inc., was investigated by Brinex staff during the development of the neighboring Michelin Deposit and dozens of the 300 drill holes performed at Michelin fall within the Michelin East target area. Ground work resulted in the discovery of the Chitra Zone, Mikey Lake Zone, and Running Rabbit Zones and follow-up drilling partially tested these zones as well as the a number of the known radiometric anomalies. The best results were 0.11% U_3O_8/6.7m in DDH CH75-2 from the Chitra Zone.

12.0 EXPLORATION

12.1 2003 EXPLORATION WORK

The Fronteer-Altius Alliance (the "**Alliance**") was formed in February 2003 to evaluate the potential for iron oxide-copper-gold mineralization in the eastern part of the Central Mineral Belt. The Alliance subsequently acquired eight mineral licenses through staking in March 2003 and then carried out a limited field visit in July 2003 with Fronteer and Altius personnel to examine and sample the historical metal occurrences on, and adjacent to, the newly acquired mineral land tenure.

On the basis of the observance of widespread hematite alteration and chlorite + epidote + actinolite alteration during the July 2003 field visit, six additional mineral licenses were acquired in October 2003 to blanket the Aillik and Post Hill Groups of rocks and an airborne magnetic and radiometric survey was recommended for the 2004 to cover the entire claim group.

12.2 2004 EXPL0RATION WORK

A **12,800 line-km** high resolution airborne magnetometer and gamma-ray spectrometer survey was completed by Fugro Airborne Surveys Corporation on behalf of the Alliance during the summer of 2004. The block of ground surveyed was approximately 70 by 20 km in size and covered the most of the Kitts-Michelin uranium district. Fixed wing and helicopter components to the survey were flown on a line spacing of 200 m. The aanomalies generated by the airborne survey were then prospected, evaluated and ranked in the field by Fronteer and Altius personnel during September 2004. By the end of 2004, approximately $1.06 million had been invested in the project since its inception in February 2003.

The results of the 2004 airborne survey were very encouraging and showed a dozen discreet ovoid-shaped U/Th radiometric anomalies within the Kitts-Michelin uranium district of Labrador. Many of these anomalies pinpointed the location of uranium occurrences such as the Gear, Nash, Inda, Rainbow, and Michelin deposits discovered by Brinex during the late 1960's. Other anomalies of large area and amplitude comparable to that of the Michelin deposit were outlined at Jacques Lake and Otter Lake where mineralization had not been previously drilled.

Findings from the ground follow-up in September 2004 included the following:

a) The uranium mineralization throughout the district is contained in hydrothermal breccias associated with more regionally distributed hematite-albite alteration and most frequently developed in gneiss of the Paleoproterozoic Post Hill and Aillik groups.
b) Radioactivity found on an outcrop scale typically consists of multiple intervals with uranium content of about 0.1 weight % U_3O_8 (or radioactivity of several

thousand counts per second) over widths of one to two metres but these intervals were found to be discontinuous along strike.

c) The spherical shape of the airborne radiometric anomalies suggests local thickening of mineralization along more extensive planar zones of discontinuous radioactivity. Structural controls to account for local thickening of the zones of mineralization and for the steep southwest plunge of the mineralization are inferred.
d) Mineralization found in dispersal trains of float commonly exceeds that located in bedrock by an order of magnitude. The exploration record for the Kitts – Michelin area has demonstrated that mineralised float is commonly locally derived. Consequently, discovery of the source of better quality mineralization found in float is the challenge for current exploration programs.
e) Trace element geochemistry of uranium mineralization indicates a strong positive correlation with lead content presumably as the result of the accumulation of radiogenic lead. Although assemblages containing pyrrhotite, pyrite, chalcopyrite, galena, sphalerite or molybdenite have been reported in association with uranium mineralization throughout the district, the content of Cu, Zn and Mo are poorly correlated with uranium content in rock samples. Possibly, uraniferous mineralization is the product of a separate hydrothermal event.

Based on the results of the airborne radiometric survey and the subsequent ground follow-up, the Post Hill, Jacques Lake, Otter Lake–White Bear Lake, Michelin, and Melody Hill areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization. A **$5 million (Can)** follow-up program was recommended for 2005 to include:

a) The compilation of all historic Brinex field data in digital form.
b) The digital modeling of the known uranium prospects with historical estimates.
c) The continuing consultation process with local coastal communities and government.
d) A preliminary baseline environmental study of the Michelin site and proposed drill areas.
e) The acquisition of satellite imagery of the area for ground control.
f) The completion of an infill airborne radiometrics and magnetic survey at 50 metre line spacing for the individual project areas
g) The completion of geological and geochemical surveys over the project areas.
h) 10,000 metres of diamond drilling to test targets at Michelin, Jacques Lake and Otter Lake.

12.3 2005 EXPLORATION WORK

As a follow-up to the positive results generated by the 2003 and 2004 field exploration programs carried out by the Fronteer-Altius Alliance, an aggressive work program was planned for 2005 under the banner of the newly formed Aurora Energy Resources Inc. This work included:

a) **5,783 line-km** of detailed airborne magnetic and radiometric surveying on 50 metres line spacings by Fugro Airborne Survey Corporation over the Michelin, Jacques Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas in July/August 2005.
b) IKONOS air photo imagery capture and geological mapping/geochemical sampling/scintillometer surveys (grid and boulder)/track etch surveying by Aurora personnel at the Michelin, Michelin East, Otter Lake, Jacques Lake, White Bear Lake, Melody Hill and Inda Lake Trend target areas in July/August/September 2005.
c) A **9,402 m 27-hole diamond drill program** carried out by Falcon Drilling using two helicopter-supported fly drills from late August to early November 2005 with focus on the Michelin, Otter and Jacques Lake target areas.

The 2005 Field Program was highly successful in extending both the known zone of mineralization at the historic Michelin Deposit and also discovering new zones in the CMB District through the application of modern ideas and exploration technologies. A brief summary of these findings is given below. The complete results from the 2005 Work Program can be found in the 43-101 report submitted to SEDAR in January 2006 on behalf of Aurora Energy Resources Inc. (Wilton and Cunningham-Dunlop, 2006).

a) Michelin Uranium Deposit

The 2005 drill campaign successfully confirmed the presence of uranium mineralization in the upper portion the historic Michelin A Zone as documented in the previous work by Brinex. The lithologies and assay intercepts in the two new twin holes, TWM05-092 and TWM05-0174, showed an excellent correlation to those reported in the original holes, M-70-92 and M-76-174, providing Aurora staff with a high level of confidence in the caliber of the work carried out by Brinex.

Of the seven new completed holes drilled on the down-plunge extension of the Michelin A Zone, all seven intersected the Michelin mineralization where projected, with comparable and/or higher grades and/or widths to those holes that pierced the upper portion of the zone (*i.e.* **0.11 %U_3O_8/63.45 m** in DDH M05-006). As a result of this work, the Michelin A Zone has now been extended from a vertical depth of 250 m to almost 700 m, translating into a new dip length of almost 1000 m. The zone remains open for expansion at depth and along strike and the potential for the continuation of the zone below 700 m vertical depth is considered excellent.

More work is recommended to: a) infill the 2005 drill pattern to bring the zone to an indicated resource category; b) continue testing the down-plunge extension of the zone to at least 1000 m vertical depth; and c) test similar shoots along strike for similar down-plunge potential.

b) Otter Lake Target

The Otter Lake Target Area was drill tested for the first time in the fall of 2005 as a follow-up to an aggressive summer field program. The Otter Lake target is characterized by a broad 3 km^2 radiometric anomaly with over 700 widespread radioactive boulders and less than 5% bedrock exposure.

Aurora intersected anomalous levels of uranium in four of ten drill holes completed during the drill program in three distinct areas within the main radiometric anomaly. The most encouraging results came from Otter South, where DDH OL-05-04 intersected **1.0% U_3O_8/0.50 m** as well as a separate interval assaying **0.14% U_3O_8 over 1.0 m**. The mineralization within this high grade interval was hosted within a deep red, very intensely hematite-altered, strongly foliated, fine-grained, weakly feldspar porphyritic, felsic metavolcanic unit with abundant fine magnetite, pyrite and chlorite as veinlets. The assay from DDH OL-05-04 represents the highest grade drill intercept in an exploration hole to date on the CMB Project (excluding historic Michelin drill holes) and the zone remains open at depth and along strike.

Further work is recommended to test the strike and depth potential of this zone as well as remaining targets within the anomaly.

c) Jacques Lake Target

As with Otter Lake, the 2005 drilling program at Jacques Lake was also the first drilling campaign completed in this area. The Jacques Lake Target is defined by a 4 km long x 400 m wide airborne radiometric anomaly, underlain by a high strain zone in intermediate metamorphosed volcanics with abundant magnetite alteration. Uranium mineralization in outcrop has been mapped at the south-western end of this anomaly over a strike length of approximately 220 m in the northeastern-southwestern direction.

The 2005 drilling targeted the main anomaly and its subsidiary branches and was successful in delineating uranium mineralization over a strike length of 180 m and at a vertical depth of 20-80 m in four of seven holes. The most significant result was returned in DDH JL05-05 with a maximum of **0.10 %U_3O_8/9.2 m** in JL05-05 on the southern end of the western branch of the anomaly. This result combined with intercepts of **0.10 %U_3O_8/5.0 m, 0.10 %U_3O_8/3.0 m, and 0.10 %U_3O_8/4.0 m** in holes DDH JL05-01, 02 and 03 on the eastern branch of the anomaly, respectively, make this a successful first pass test

on this target. All intercepts remain open along strike and at depth, thus further drilling is warranted to follow-up on this target

Based on the results of the 2005 Exploration Program, a further **$14.5 million** follow-up program was recommended for 2006 to identify a single large economic deposit, or series of deposits, in the CMB. The 2006 proposed work included:

a) The metallurgical testing of core rejects from the 2005 drilling campaign at Lakefield Research (February-March, 2006).
b) A 40,000 m diamond drill program at Michelin, Michelin East, Jacques Lake, White Bear Lake, Otter Lake, Rainbow, Melody Hill, and Inda Lake Trend (April-September, 2006).
c) An ongoing geological mapping and geochemical sampling program throughout the claim group (June-October, 2006).
d) A gravity survey at Melody Hill to identify the source of high grade boulders (April, 2006)
e) An environmental baseline survey and ongoing monitoring program (April-October, 2006)
f) An updated resource calculation and economic study of Michelin deposit (Jan 2007).

12.4 2005-2006 ENVIRONMENTAL BASELINE WORK

In 2005, Aurora Resources Energy Inc. contracted Earth Tech Canada to conduct an environmental assessment of the Michelin site prior to the initiation of the exploration drill program. This work included: review of background information on the study area, completion of an inspection of the Michelin area to assess current baseline conditions, completion of two sample sets (July and October 2005) of surface water and lake sediment sampling program in the area of Ranjan Lake and the adjacent lagoon; a Gamma Radiation survey of the waste rock pile, lagoon edges, roads and former building areas.

Field observations indicated that the Michelin study area was relatively clear of large amounts of waste materials.

A review of the surface water analytical data indicated that there was an increasing trend in concentrations of selected parameters between the July and October 2005 monitoring events. In July, values exceeding CCME guidelines were detected at one sample site located immediately below the waste rock pile. In October, values exceeding CCME Guidelines were observed for selected parameters at all sample sites (STN 1, STN 4, and STN 7).

A review of the sediment analytical data indicated that there was a reduction in concentrations in the 2005 data compared to the 1992 data from the same sampling locations.

Data obtained during the 2005 gamma survey generally indicated slightly higher radiation levels in the waste rock areas as compared to the previously reported 1992 decommissioning report data.

As a follow-up to the 2005 work, the 2006 environmental baseline program was designed to develop an environmental baseline report sufficient to support a pre-feasibility study for a uranium mine development at Michelin and satellite exploration sites. To date, the program has included the installation of three weather stations (Michelin, Jacques Lake and Postville), to collect temperature, precipitation, wind direction and velocity. The environmental baseline program has also included a surface water quality sampling and hydrological program in the area of the Michelin and Jacques Lake watersheds, the collection of data on aquatic (fish) habitat, lake sediment samples, fish tissue and aquatic plants samples (to supplement historic data). Data from the 2006 environmental baseline sampling program is pending at this time.

Aurora Energy also contracted Gerald Penney Associates Limited of St. John's Newfoundland to conduct a Historic Resources Overview Assessment (Stage 1) of the drill site locations. No archaeological sites were found in the immediate proximity of the drill locations.

12.5 2006 MELODY HILL GRAVITY SURVEY

12.5.1 Introduction

During the period from April 3rd to April 24th, 2006, GeoScott Exploration Consultants Inc. carried out a Phase I gravity survey on the ice of Melody Lake, located on the Melody Hill property of Aurora Energy Resources Inc. The survey was carried out in an attempt to identify the source of historic high grade boulders in the Melody Lake area, given the density of the high grade mineralization relative to the surrounding rocks.

A follow-up Phase II gravity survey was conducted over the land based portion of the Melody Hill property. This work was carried out from August 21st to September 7th, 2006 and was designed to test the portion of the property not covered during the Phase I gravity survey.

12.5.2 Procedure

The Phase I survey consisted of 492 stations collected over 12 lines covering Jamson Lake and portions of Melody Lake. Lines were spaced at 200m and gravity stations were spaced at 25m along each line. The gravity survey was carried out with a Scintrex CG-5 digital gravity meter. The CG-5 provided the average gravity value over the measurement period, together with the standard deviation and other statistics associated with the measured value. This information was then stored in the CG-5 memory for recovery at night. Gravity readings were reduced for free-air and Bouguer effects; the resulting values are called Bouguer gravity values. The density used in reduction of the gravity data was 2.7 g/cc. Terrain corrections were also applied to the data collected over the area of Melody Lake. Elevations were obtained by use of a Trimble Series 4000 GPS system, with a base station rover and a radio link between base and rover.

The Phase II survey was carried out using the same instrumentation and protocols as the Phase I work program. A total of 868 stations were collected over 16 north east-south west oriented cut grid lines covering the slope to the North and East of Melody Lake.

12.5.3 Discussion

The Bouguer Gravity data showed broad gentle highs under both Jamson and Melody Lakes possibly related to buried mafic intrusives or other rocks with a positive density contrast. The Residual Gravity data showed a number of spot highs which could not easily be correlated from line to line due to the wide line spacing. A number of these spot highs are coincident with uranium anomalies identified from Brinex lake bottom sediment sampling. These coincident gravity and U geochemical anomalies represent potential source areas for the Melody Lake high grade boulder train **(Figure 12.1)**. These targets will be drilled in early 2007.

Results from the Phase I and II gravity surveys have been merged by Geoscott. The resulting residual gravity image shows some subtle anomalies remaining beneath Melody and Jamson Lakes, with very strong anomalies lying to the North of Melody Lake. The subtle gravity anomalies beneath the lakes are coincident with uranium in lake sediment anomalies and will be drill tested in March and April, 2007 pending approval of exploration permits. An additional processing of the merged gravity data will be carried out in order to provide better detail on the anomalies beneath Melody and Jamson Lakes. Modeling of the individual gravity highs will also be carried out prior to 2007 drilling.

Figure 12.1: Melody Hill Target Area, Shaded Image of Residual Gravity with station and line locations.



Jamson
Melodv Lake

12.6 AURORA RIVER EXPLORATION PROGRAM

12.6.1 Introduction

From August 7th to October 30th, 2006, a preliminary exploration program was carried out over the Aurora River target area. This program consisted of field checks of Brinex mapping and trenching, and geological mapping. The mapping program identified a number of areas of elevated radioactivity within a highly deformed felsic metavolcanic package. A humus survey and a limited track etch survey were subsequently carried out over the target area in order to identify additional areas of mineralization **(Figure 12.2)**.

12.6.2 Previous Work

The Aurora River property was originally discovered and explored by Brinex during 1979-1981. The completed work consisted of geological, magnetic and electromagnetic surveys, carried out on 40 km of cut grid lines. A series of 12 radioactive outcrops were trenched and sampled. Work was ceased in 1981, when Brinex abandoned their Labrador holdings. Uraniferous outcrops occur within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone.

12.6.3 Geochemistry

a) Humus: A total of 709 samples were collected over a total of 38 north south oriented gridlines. Gridlines were oriented perpendicular to the dominant foliation in an attempt to detect variations in signal strength along strike. A humus sampling program was completed over the entire strike length of the Aurora River target area. A field grid was established with sample spacing of 25 metres and line spacing of 200m. Grid line length varied from 675 metres to 1275 metres. At each sample location, a scintillometer reading was taken to gauge background radiation values. Sample locations were flagged and benchmarked using a hand-held GPS unit and recorded in Excel spreadsheets.

b) Rock: In order to verify uranium assay values reported by Brinex and distribution of uranium mineralization within radioactive outcrops, a series of 21 rock grab and eight channel samples were collected from the historic trenches for analysis. The positions of all samples were recorded using handheld GPS units.

12.6.4 Track Etch Survey

A series of 37 track etch pots were laid out in a small grid pattern over a swamp adjacent to radioactive outcrops in order to test the effectiveness of this technique in the Aurora River area. The track etch pots were laid out in a north-south grid, with spacing between locations of 25 metres and grid dimensions of 150 x 200 metres.

Figure 12.2: Location of Aurora River Humus, Rock and Track Etch Samples



321000 mE
322000 mE
323000 mE
324000 mE
325000 mE
326000 mE
6063000 mN
6062000 mN
6061000 mN
6060000 mN
6059000 mN
Location of Track Etch Grid
Rock Sample Location
Channel Sample Location

12.6.5 Discussion

a) General - The Aurora River Project is characterized by two subtle airborne radiometric anomalies coincident with a narrow, east-west trending aeromagnetic anomaly that has a strike length of nine kilometres. Mapping in the vicinity of historical Brinex trenches, at the western end of the aeromagnetic anomaly, has demonstrated that uranium mineralization occurs within a mylonitic ductile shear zone, the Aurora River Shear Zone that deforms intercalated felsic and mafic rocks of the Aillik Group **(Figure 12.3).** Mineralization in the Brinex trenches is located above distinctive magnetic highs within the aeromagnetic anomaly. Grab samples from the trenches have assayed up to 13% U_3O_8 and scattered outcrops along the strike of the shear zone, between the two trench clusters, have scintillometer measurements up to 6000 cps. Unfortunately, outcrop exposure is minimal in this area due to extensive bogs and vegetation cover, making it difficult to discern the extent of mineralized zones.

Figure 12.3: Geology of the Aurora River Target



Granite
Granite - foliated
Shear Zone Boundary
Felsic Metavolcanic - mylonite
Limit of Mapping
Limit of Mapping
Mafic Intrusives
Felsic metavolcanic - lapilli tuff
Felsic Metavolcanic - Coarse grained

The Aurora River Shear Zone is characterized by a penetrative C-plane foliation that has an orientation of 084\75 RH. Amphibole, and locally quartz, defines a penetrative mineral lineation that is considered to approximate the x-axis of the associated strain field. Two populations of amphibole lineations may be distinguished from their distinct orientation patterns: 1. 70-142 and 2. 65-179. This indicates a polyphase displacement history for the shear zone that includes both a dextral and sinistral strike-slip component, respectively. Exposure of the XZ-plane is limited, but where it is exposed winged porphyroclasts are common and consistently indicate reverse displacement of the shear zone.

Hematite and amphibole alteration associated with uranium mineralization is strongly controlled by the shear zone fabric and is related to the brecciation along the margins of felsic and mafic lithic domains. These textural relationships suggest that mineralization in the Aurora River Shear Zone is late kinematic. Over pressurized shear zone fluids may have formed a fault-valve type mechanism that caused the localized brecciation. Corresponding, abrupt, physio-chemical changes to the environment of the mineralized fluids were probably an important control on the generation of the shear zone hosted uranium mineralization.

The high assay values from the surface trenches indicate good potential for economic mineralization at Aurora River. However, the radiometric response over the

target areas is subdued and does not seem to reflect the assay values. The reason for the reduced radiometric anomaly is not known, but it is speculated that the low abundance of boulders in the area may reduce the airborne radiometric signature of bedrock hosted uranium mineralization.

b) Geochemistry - The results of the humus survey are pending. The results from the rock sampling confirmed existing zones of mineralization and no new areas of anomalies were identified.

c) Track Etch – The track etch survey produced results ranging from 4 to 2898 tracks per mm^2. The majority of the 34 results were between 2and 200 tracks per mm^2. The highest result of 2898 tracks per mm^2 falls in the North Eastern corner of the test area. The variations in results may indicate the distribution of subsurface radioactive material or may represent varying depths of overburden. The results from the test survey are inconclusive with respect to detecting subsurface uranium mineralization in the Aurora River target area.

13.0 DIAMOND DRILLING

From May 9th through November 7th, an extensive diamond drilling program was completed on the CMB Uranium Property to test the Michelin, Jacques Lake, White Bear, Rainbow, Gear, Inda and Nash properties. A total of **120 diamond drill holes totaling 46,077.74 metres** were completed utilizing 6 helicopter supported drill rigs over the course of the program, these holes and their results are discussed within the context of this report

A breakdown of the drilling by area is given in the following sections and details of the collar locations and assay composites constitute **Appendices III and IV.** Assay certificates are available on file at the Aurora Energy Resources Inc. office in Vancouver, BC.

13.1 Michelin Target Area

13.1.1 Introduction

Over the course of the 2006 field season, a total of **41 diamond drill holes** totaling **24,999.83 m** were drilled in the Michelin Deposit area **(Figure 13.1)**. This total includes three drill holes that were lost prior to intersecting the mineralized zone, and were completely re-drilled. One drill hole was wedged with the wedged portion termed a separate drill hole. Wedging attempts were unsuccessful on two additional drill holes that were lost prior to reaching the mineralized zone, these remain open for further wedging attempts in 2007. Drilling commenced on May 9th and finished on November 7th, 2006.

The goal of the 2006 drill program was to continue to extend the known zones of uranium mineralization below the previously tested vertical depth of 700 m, and to infill the inferred resource defined in 2005. To that end, 18 holes were drilled on the 2005 extension of the A Zone to infill the zone between 250 m and 700 m vertical depths. 21 holes were drilled to extend the mineralization down-plunge, and two holes were drilled to test for additional mineralized shoots to the east of the A-Zone mineralization. Details of the individual holes are listed in **Table 13.1** and in the following summaries.

Figure 13.1: Michelin Target Area, Plan Map of 2006 DDH Locations


Granodiorite
- monzonite
Metarhyolite
aurora

Table 13.1: Summary of 2006 Michelin Drilling

Hole_ID	UTM_East	UTM_North	Elev (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, Zone 21						
M06-009	307111	6052157	340	332	-57	441.05
M06-010	307111	6052157	340	332	-67	450.19
M06-011	307049	6052118	340	332	-51	428.55
M06-012	306996	6052094	341	332	-56	431.90
M06-013	307049	6052118	340	332	-69	459.64
M06-014	306996	6052094	341	332	-71	465.73
M06-015	306926	6052093	337	332	-58	419.10
M06-016	306996	6052094	341	332	-79	551.08
M06-017	306926	6052093	337	332	-74	437.69
M06-018	307377	6052219	342	332	-59	522.00
M06-019	307049	6052118	340	332	-77	578.51
M06-020	306893	6052016	336	332	-77	118.05
M06-020A	306893	6052016	336	330	-63	450.49
M06-021	307049	6052118	340	332	-81	581.86
M06-022	306971	6051677	346	328	-73	895.53
M06-023	306671	6051808	331.5	330	-55	553.82
M06-024	306926	6052093	337	332	-80	505.05
M06-025	306882	6051643	345	324	-71	827.23
M06-026	306781	6051590	343	324	-73	883.31

M06-027	306997	6051949	339	324	-71	840.03
M06-028	306997	6051949	339	332	-77	644.96
M06-029	306781	6051590	343	334	-85	965.30
M06-030	307073	6051940	343	324	-73	511.00
M06-030A	307073	6051940	343	324	-72	675.74
M06-031	306797	6051375	345	322	-79	1050.34
M06-032	306781	6051590	343	334	-76	753.58
M06-033	307303	6052060	340	320	-71	694.03
M06-034	306797	6051375	345	322	-60	581.56
M06-035	307073	6051940	343	324	-79	730.61
M06-036	307051	6051818	349	320	-68	296.88
M06-036A	307051	6051818	349	320	-72	776.02
M06-037	306953	6051823	342	320	-64	642.21
M06-038	306903	6051733	345	320	-59	441.67
M06-038A	306903	6051733	345	320	-58	228.55
M06-039	306953	6051823	342	320	-70	718.41
M06-040	306808	6051671	345	320	-62	671.78
M06-041	306903	6051733	345	320	-66	716.79
M06-042	306953	6051823	342	320	-79.5	767.49
M06-043	306808	6051671	345	320	-75	749.20
M06-044	306903	6051733	345	320	-77	785.47
M06-045	306731	6051613	342	316	-77	757.43
						24,999.83

13.1.2 Drill Hole Summaries

M06-009 **Azimuth:** 332° **Dip:** -57° **E:** 307111 **N:** 6052157 **EOH:** 441.05 m

Drilled on the site of M05-001, this was the first drill hole designed to delineate the resource addition indicated by the 2005 drilling. Elevated radioactivity was intersected from 306.56-412.2m, with significant levels from 360.04-382.58m. The zone assayed 0.077% U_3O_8 over a true thickness of 20.3 metres, centered at 8+50W and +34m elevation.

M06-010 **Azimuth:** 332° **Dip:** -67° **E:** 307111 **N:** 6052157 **EOH:** 450.19 m

Drilled on the same set-up as M06-009, this hole was drilled as part of the delineation phase of the 2006 program to test the upper eastern edge of the main mineralized zone on section 8+67W. It undercut drill hole M06-009 by approximately 50 metres. M06-010 intersected a single mineralized zone from 386.34 to 420.85 metres, interrupted by 5 metres collectively of barren mafic dikes. This interval assayed 0.116% U_3O_8 over a true thickness of 24.5m, centered at -23m elevation and 8+52W. M06-010 should be undercut with at least another drill hole, as it certainly did not define the lower edge of the main Michelin mineralization.

M06-011 **Azimuth:** 332° **Dip:** -51° **E:** 307049 **N:** 6052118 **EOH:** 428.55 m

Drilled on the site of M05-002C, this hole was drilled on section 9+40W to provide an intersection 50 metres above drill hole M05-002C. M06-011 intersected three mineralized zones from 355.5 to 401.2 metres, which fit almost perfectly with the three intersections in drill hole M05-002C, and in overlying historic drill hole M-79-135. The interval assayed 0.085% U_3O_8 over a true thickness of 42 metres, and is centered at +50m elevation and 9+41W.

M06-012 **Azimuth:** 332° **Dip:** -56° **E:** 307111 **N:** 6052157 **EOH:** 431.90 m

This hole was collared on the site of M05-003 to drill test the Michelin ore body above M05-003. The hole cored the typical Michelin sequence of felsic metavolcanics cut by several sets of mafic dykes, both pre/syn and post kinematic. Elevated radioactivity was intersected in strongly hematite altered felsic volcanics from 355-383 m and 392-410m. The collective interval assayed 0.074% U_3O_8 over a true thickness of 51 metres, and is centered at +36m elevation and 9+82W.

M06-013 **Azimuth:** 332° **Dip:** -69° **E:** 307049 **N:** 6052118 **EOH:** 459.64 m

Drilled on the location of M05-002C, M06-013 was part of the Michelin Infill program to test the upper portions of the Michelin zone mineralization. Sampling of drill core for assay began at 361.0m and was relatively continuous until the EOH. The main Michelin zone mineralization was intercepted at 407.4 m and continued for roughly 42m

until 449m. This zone assayed 0.208% U_3O_8 over a true thickness of 42 metres. The intersection is centered at 9+19W and -47 metres elevation.

M06-014 **Azimuth:** 332° **Dip:** -71° **E:** 306996 **N:** 6052094 **EOH:** 465.73 m

The drill hole was designed to provide an intersection of the Main Zone mineralization at -70m elevation on section 9+85W. The drill hole intersected two zones of significant mineralization at 384.11-398.37m and 427.7-443.15m, which correspond to the two zones in overlying drill hole M05-003. The mineralized interval assayed 0.071% U_3O_8 over a true thickness of 47 metres, and occurs at an elevation of -38m at 9+92W.

M06-015 **Azimuth:** 332° **Dip:** -58° **E:** 306926 **N:** 6052093 **EOH:** 419.10 m

The proposed target for this hole was at +40m elevation on section 10+45W. The drill hole intersected the upper mineralized lens at 332.46-338.7m, and a weak zone at 373.1-376.7m. This mineralization represents the upper edge of the Main Zone. The upper lens assayed 0.189% U_3O_8 over a true thickness of 5.0 metres, and is centered at +51m elevation and 10+43W. The lower lens assayed 0.102% U_3O_8 over a true thickness of 3 metres, with an intermediate 1-metre thick zone of 0.123% U_3O_8.

M06-016 **Azimuth:** 331° **Dip:** -79° **E:** 306996 **N:** 6052094 **EOH:** 551.08 m

The drill hole was designed to provide an intersection of the Main Zone at -120m elevation on section 9+85W. It intersected a significant zone of mineralization from 442.78-502.2m, which assayed 0.177% U_3O_8 over a true thickness of 49 metres. The mineralized interval plots at -116m elevation and 9+95W.

M06-017 **Azimuth:** 331° **Dip:** -74° **E:** 306926 **N:** 6052093 **EOH:** 437.69 m

The planned intersection of the Main Zone mineralization for this drill hole was at -40m elevation at 10+50W. M06-017 cut the zone from 358.9-406.35m, comparable to the intersections in drill holes M05-004 and M05-005 above and below it respectively. The mineralized interval plots at -25m elevation and 10+54W, and assayed 0.109% U_3O_8 over 35 metres true thickness.

M06-018 **Azimuth:** 332° **Dip:** -59° **E:** 307377 **N:** 6052219 **EOH:** 522.0m

M06-018 was designed to test the down-plunge extension of near-surface mineralization that occurs east of the Michelin Main Zone, at a target point of -25m elevation on section 6+00W. The drill hole also undercut the South Zone mineralization, which was not closed off by previous drilling. Sporadic, very weak mineralization was intersected at the position of the South Zone, with traces of mineralization continuing intermittently to 461.07m depth, which was the capacity of the 1000 drill rig. The drill hole was later re-entered with a larger drill rig, and continued to 522m depth. It intersected 0.282% U_3O_8 over a true thickness of 3.5 metres, centered at -36m elevation

and 5+53 W. Nine metres lower in the drill hole is an intercept of 0.126% U_3O_8 over a 1.1-metre thickness.

M06-019 **Azimuth:** 330° **Dip:** -77° **E:** 307049 **N:** 6052118 **EOH:** 457.89 m

The drill hole was designed to intersect 100 metres below M05-002C (-90m elevation) on 9+20W. The hole was drilled to a depth of 457.89m, where the rods became stuck and could not be retrieved. The hole was temporarily abandoned until NQ rods could be brought to site to ream down over the BTW so that they could be retrieved and the hole completed. M06-016 ended in 18.65m (439.24-457.89) of strong mineralization. A second attempt was made to pull the rod string out, which succeeded in bringing up the string minus half the crown. The strongly mineralized zone continued to 480.5m, giving a 40m zone of strong mineralization comparable to holes M06-013 and M06-016. The mineralized interval plots at 9+30W and is centered at -100m elevation. It assayed 0.239% U_3O_8 over a true thickness of 36 metres.

M06-020 **Azimuth:** 332° **Dip:** -63° **E:** 306893 **N:** 6052016 **EOH:** 118.05 m

The drill hole was designed to test the upper edge of the Main Zone at 50 metres above M05-007 at 11+30W. The drill hole was lost at 118.05m when the hole could not be re-entered after pulling the rods.

M06-020A **Azimuth:** 332° **Dip:** -63° **E:** 306893 **N:** 6052016 **EOH:** 450.49 m

M06-020A is a re-drilling of M06-020, after moving the drill rig 0.25 metres to the east of the original drill hole. The hole intersected almost precisely where it was planned on the western hanging wall fringe of the mineralized zone. The upper lens is represented by 0.2% U_3O_8 over a true thickness of 5 metres, centered at 11+23W and 7m elevation. The rest of the Main Zone is represented by weakly elevated uranium values, with scattered 1-metre intervals of up to 0.095% U_3O_8.

M06-021 **Azimuth:** 331° **Dip:** -81° **E:** 307049 **N:** 6052118 **EOH:** 581.86 m

The planned intersection for this drill hole was at -150m elevation and 9+20W, 50 metres below M06-019. The hole intersected the mineralized zone on section 9+20W but at -140m elevation. The mineralized intersection was not as thick in this hole as it pierced the zone closer to the footwall fringe. The intersection consisted of 0.16% U_3O_8 over a true thickness of 19 metres.

M06-022 **Azimuth:** 328° **Dip:** -73° **E:** 306997 **N:** 6051677 **EOH:** 895.53m

M06-022 was designed to test the down-plunge extension of the Main Zone mineralization at -400 metres elevation on section 11+50 W. The drill hole deviated severely to the east, intersecting the favorable horizon very close to its bottom edge. The intersection consisted of 0.143% U_3O_8 over a true thickness of 1.5metres, centered at -424 metres elevation and 10+69 W.

M06-023 **Azimuth:** 330° **Dip:** -55° **E:** 306671 **N:** 6051808 **EOH:** 553.82m

This drill hole was designed to test the down-plunge potential of near-surface mineralization that occurs west of the Main Zone. It intersected only traces of mineralization on the favorable horizon, with the pierce point centered at -24 metres elevation and 13+68 W.

M06-024 **Azimuth:** 332° **Dip:** -80° **E:** 306926 **N:** 6052093 **EOH:** 505.05m

M06-024 was designed to intersect -85 metres elevation on section 10+50 W, 50 metres below drill hole M06-017. It intersected 0.116 % U_3O_8 over a true thickness of 29 metres, centered at -66 metres elevation and 10+58 W.

M06-025 **Azimuth:** 325° **Dip:** -71° **E:** 306882 **N:** 6051643 **EOH:** 827.23m

This drill hole was designed to test the down-plunge extension of the Michelin Main Zone on section 12+50 W at the -400-metre elevation level. It intersected a 50.15-metre section of mineralization centered at 12+40 W and -316 metres elevation. The mineralization assayed 0.102% U_3O_8 over a true thickness of 48 metres, with the best values concentrated in the upper 24 metres of the zone.

M06-026 **Azimuth:** 324° **Dip:** -74° **E:** 306781 **N:** 6051590 **EOH:** 883.31m

The drill hole was targeted to test the down-plunge extension of the Michelin Main Zone at an elevation of -400 metres on section 13+50 W, 100 metres to the west of M06-025. It intersected 0.274% U_3O_8 over a true thickness of 12 metres on the upper lens. The mineralization is centered at -376 metres elevation and 13+24 W. The lower part of the zone contained only traces of mineralization, with a best value of 0.053% U_3O_8.

M06-027 **Azimuth:** 324° **Dip:** -71° **E:** 306997 **N:** 6051949 **EOH:** 840.03m

The target for this drill hole was an elevation of -175 metres on section 10+00 W. It intersected strong mineralization from 533.3 to 576.99 metres depth, which assayed 0.168% U_3O_8 over a true thickness of 37 metres. The mineralization is centered at -176 metres elevation and 10+55 W. Higher up in the drill hole, at 452.28m, some hematitization and mineralization is associated with a narrow breccia zone with a chlorite matrix. This material assayed 0.689% U_3O_8 over a thickness of 0.25 metres. M06-027 was continued an extra 200 metres into the footwall to check for additional zones of mineralization below the Main Zone.

M06-028 **Azimuth:** 324° **Dip:** -77° **E:** 306997 **N:** 6051949 **EOH:** 644.96m

The drill hole was designed to intersect 50 metres below M06-027, at -230 metres elevation on section 10+50 W. It intersected mineralization from 567.83 to 593.64 metres depth, assaying 0.085% U_3O_8 over a true thickness of 22 metres. The intersection is centered at an elevation of -205 metres on 10+48 W. It represents a weaker spot in the Main Zone.

M06-029 **Azimuth:** 324° **Dip:** -85° **E:** 306781 **N:** 6051590 **EOH:** 965.3m

The drill hole was started from the same collar as M06-026, and designed to hit the mineralized zone 150 metres deeper at -550m elevation, section 13+50 W. It cut very weakly altered and mineralized material at the favorable horizon, with a best intercept of 0.097% U_3O_8 over a true thickness of 1 metre. This mineralization is centered at -516 metres elevation on 13+33 W. The results from M06-029 suggest that the Michelin Main Zone either has a shallower plunge than projected, or is dissipating at this depth.

M06-030 **Azimuth:** 324° **Dip:** -73° **E:** 307073 **N:** 6051941 **EOH:** 511.15m

The drill hole was designed to intersect 50 metres below M05-006, at -220 metres elevation on section 9+90 W. The drill hole was lost at 511.15 metres depth when the drill platform collapsed and the core barrel became stuck in the hole and could not be retrieved.

M06-030A **Azimuth:** 320° **Dip:** -73° **E:** 307073 **N:** 6051941 **EOH:** 675.74m

M06-030 was re-drilled as M06-030A after turning the drill rig about 4 degrees west to get away from the M06-030 casing. The drill hole intersected three zones of mineralization similar to, but less strong, than overlying drill hole M05-006. Collectively the zones comprise a true thickness of 32 metres, and assayed 0.116% U_3O_8. The mineralization is centered at -216 metres elevation and 10+01 W.

M06-031 **Azimuth:** 322° **Dip:** -76° **E:** 306797 **N:** 6051375 **EOH:** 1050.34m

Target elevation for this drill hole was -550 metres on section 14+50 W, designed to test the down-plunge potential of the Main Zone mineralization. M06-031 intersected only weak mineralization on the favorable horizon, with a best intercept of 0.068% U_3O_8 over a true thickness of 1.5 metres. This intercept is centered at -580 metres elevation on 14+40 W. These results, along with M06-029, suggest that the Michelin mineralization does not continue along the projected plunge.

M06-032 **Azimuth:** 324° **Dip:** -65° **E:** 306781 **N:** 6051590 **EOH:** 753.58m

M06-032 was designed to intersect the Michelin horizon at an elevation of -250 metres on section 13+50 W, to test whether the Main Zone mineralization has a shallower plunge than projected. The drill hole deviated 140 metres east of section, and so did not adequately test the intended target. It did intersect the Main Zone mineralization, cutting a true thickness of 17 metres that assayed 0.261% U_3O_8. The intersection is centered at -244 metres elevation on 12+83 W.

M06-033 **Azimuth:** 320° **Dip:** -71° **E:** 307303 **N:** 6052060 **EOH:** 694.03m

The drill hole was designed to test the Michelin horizon at an elevation of -200 metres on section 7+00 W, east of the Main Zone mineralization. M06-033 intersected a wide zone of weak mineralization corresponding to the target horizon, with higher-grade values restricted to narrow intervals throughout the zone. The best mineralization assayed 0.075% U_3O_8 over a true thickness of 8 metres, and is centered at -276 metres elevation and 7+27 W. These results indicate that mineralization does persist east of the Main Zone.

M06-034 **Azimuth:** 322° **Dip:** -60° **E:** 306797 **N:** 6051375 **EOH:** 581.56m

M06-034 was drilled at a shallower angle from the M06-031 platform, and designed to intersect section 14+50 W at an elevation of -350 metres, to test whether the plunge of the Main Zone is less steep than projected. The drill hole was lost at 581.56 metres when problems were encountered with the drill platform, and the core barrel was lost in the bottom of the hole. An attempt was made to spud a new hole above the core barrel, without using a bypass wedge, but failed because of the flexibility of the BTW rods. A drill rig was later moved back onto this platform, and a bypass wedge was set at 574 metres. An attempt to drill past the wedge was unsuccessful, so a second wedge was set 535 metres. Drilling past this wedge was also unsuccessful when the rods got stuck in the hole before penetrating past the wedge. The drill hole has been abandoned for 2006.

M06-035 **Azimuth:** 324° **Dip:** -79° **E:** 307073 **N:** 6051941 **EOH:** 730.61m

M06-035 was drilled from the M06-030A platform to test the Michelin horizon 50 metres below that drill hole. The drill hole did not flatten as anticipated, and intersected 26 metres lower than planned, closer to the lower edge of the Main Zone. It cut a 9-metre true thickness of 0.170% U_3O_8, centered at -291 metres elevation and 9+92 W.

M06-036 **Azimuth:** 320° **Dip:** -68° **E:** 307051 **N:** 6051818 **EOH:** 296.88m

M06-036 was designed to intersect the Michelin horizon between previous drill holes M06-028 and M05-008D, on section 10+45W. Due to excessive flattening the drill hole had to be stopped at 296.88m, as the intersection of the mineralization would have coincided with existing drill hole M06-027, about 100 metres higher than planned.

M06-036A **Azimuth:** 320° **Dip:** -72° **E:** 307051 **N:** 6051818 **EOH:** 776.02m

The drill rig was steepened to -72 degrees on the M06-036 site, and the hole re-started for a second attempt at the intended target. This hole refused to flatten, but did deviate significantly to the east, resulting in an intersection very close to the lower edge of the zone, and not close to the target. It cut a 6.5-metre true thickness of 0.107% U_3O_8, centered at -320 metres elevation and 10+20 W. The space between holes M06-028 and M05-008D has still not been adequately tested.

M06-037 **Azimuth:** 320° **Dip:** -64° **E:** 306953 **N:** 6051823 **EOH:** 642.21m

This drill hole was designed to test the Michelin horizon 100 metres below M05-007, at -175 metres elevation on section 11+30 W. It intersected 0.091% U_3O_8 over a true thickness of 34.5 metres, centered at -172 metres and 11+57 W.

M06-038 **Azimuth:** 320° **Dip:** -59° **E:** 306903 **N:** 6051733 **EOH:** 441.67m

M06-038 targeted the Michelin horizon at -150 metres elevation on section 12+00 W. The core barrel was stuck in the hole at 441.67m and could not be retrieved.

M06-038A **Azimuth:** 320° **Dip:** -59° **E:** 306903 **N:** 6051733 **EOH:** 663.55m

M06-038A was wedged from M06-038 at 431 metres depth, in order to bypass the stuck core barrel and complete the hole; an earlier attempt to ream NQ down over the BTW rather than wedging was unsuccessful. The drill hole intersected 0.31% U_3O_8 over a 4.6-metre true thickness on the upper lens, and two weaker zones of 0.08% U_3O_8 over 1.43 metres, and 0.09% U_3O_8 over 2.6 metres in the lower lens. The upper lens is centered at -96 metres elevation on 11+94 W.

M06-039 **Azimuth:** 320° **Dip:** -70° **E:** 306953 **N:** 6051823 **EOH:** 718.41m

This drill hole was designed to test the Michelin horizon at -200 metres elevation on section 13+00 W. It intersected 0.15% U_3O_8 over a true thickness of 31 metres, centered at -240 metres elevation and 11+48 W. A zone of weaker mineralization, assaying 0.046% U_3O_8 over a true thickness of 6.2 metres, was intersected lower in the hole at 676.1 to 683.1 metres.

M06-040 **Azimuth:** 320° **Dip:** -62° **E:** 306808 **N:** 6051671 **EOH:** 671.78m

This drill hole targeted the Michelin horizon at an elevation of -180 metres on section 13+11 W. M06-040 flattened excessively and ended up near the top edge of the Main Zone. It intersected a true thickness of 9 metres of 0.168% U_3O_8, centered at 12+89 W and -129 metres elevation.

M06-041 **Azimuth:** 320° **Dip:** -66° **E:** 306903 **N:** 6051733 **EOH:** 716.79m

M06-041 was designed to undercut M06-038 on section 12+21 W. Upper lens mineralization started at 634.78m and assayed 0.137 % U_3O_8 over 15.5 metres true thickness, centered at -204 metres elevation and 12+29 W. Two thin zones of lower-grade mineralization occur intermittently down to 679.59m, representing the middle and lower lenses. These zones assay 0.90 % U_3O_8 over 4.8 metres true thickness, and 0.056% U_3O_8 over 4.3 metres true thickness respectively. Collectively the three lenses assay 0.066% U_3O_8 over a true thickness of 43.8 metres, but the lower zones are probably of insufficient significance to be considered part of the resource.

M06-042 **Azimuth:** 320° **Dip:** -79.5° **E:** 306953 **N:** 6051823 **EOH:** 767.49m

M06-042 was drilled to undercut M06-039 on section 11+41 W. The drill hole cored 38.8 metres of mineralization from 689.0 to 727.8 metres depth. This material assayed 0.108% U_3O_8 over a true thickness of 30 metres, and is centered at -329 metres elevation and 11+47 W. This zone consists of the upper lens at 0.166% U_3O_8 over 9.2 metres true thickness, and the lower lens at 0.136% U_3O_8 over 10.7 metres true thickness, separated by 10 metres of 0.027% U_3O_8.

M06-043 **Azimuth:** 320° **Dip:** -77° **E:** 306808 **N:** 6051671 **EOH:** 749.2m

The drill hole was designed to undercut M06-040 at an elevation of -300 metres on section 13+00 W. It cored 20.75 metres (19.5 metres true thickness) of mineralization from 700.43m to 721.18m that assayed 0.201% U_3O_8. This included a 1.7-metre interval that assayed 1.52% U_3O_8.The mineralization is centered at -305 metres elevation and 13+03 W, and represents the upper lens. The positions of the middle and lower lenses are marked by zones of weakly elevated radioactivity, assaying 0.056% U_3O_8 over 1 metre and 0.06% U_3O_8 over 3 metres respectively. The lower lens ends at 743.18m depth, giving a true thickness of 40.2 metres to the mineralized horizon.

M06-044 **Azimuth:** 320° **Dip:** -77° **E:** 306903 **N:** 6051733 **EOH:** 785.47m

M06-044 was designed to undercut drill hole M06-041 at -340 metres elevation on section 12+21 W. It intersected 47.96 metres (40.5 metres true thickness) of mineralization from 713.75 to 761.71m. The mineralization assayed 0.138% U_3O_8, and is centered at -339 metres elevation and 12+12 W. The zone is comprised of an upper lens of 18.4 metres true thickness of 0.199% U_3O_8, and a lower lens of 10.6 metres true thickness of 0.158% U_3O_8, separated by 11.6 metres of 0.023% U_3O_8. The upper lens contained a 1-metre interval that assayed 1.83% U_3O_8.

M06-045 **Azimuth:** 316° **Dip:** -79° **E:** 306731 **N:** 6051613 **EOH:** 757.43m

M06-045 was designed to intersect the Michelin mineralized horizon at -400 metres elevation on section 14+00W. This position would extend the mineralization 75 metres west of previous intercepts. The hole was drilled to 757.43 metres, where the core barrel was lost in the drill hole. An attempt was made to set a bypass wedge in order to complete the drill hole. The pine plug was set on top of the core barrel at 750.7m. When the wedge was being lowered it hit an obstruction at 704.4 metres depth and the wedge was sheared off from the dropper. Attempts to push the wedge to the bottom of the hole were unsuccessful, and wedging at this depth was not possible because the wedge rotated when attempting to bullnose past it. There were no other wedges on site so the drill hole was abandoned till 2007.

The drill holes at Michelin displayed a wide range of deflections, both in azimuth and dip, commonly with poor correlation between the amounts of deflection even in closely spaced adjacent drill holes. The deflections ranged between 5° and 44.4° to the northeast in azimuth, and between 6° and 33.5° flattening in dip.

13.1.3 Discussion

The 2006 drilling beneath the Michelin deposit provided encouraging results **(Figure 13.2, Figure 13.3 and Table 13.2)**. The 2006 infill phase of the program verified the consistency of the area of mineralization indicated by the 2005 drilling, both in thickness and grade. The mineralized intervals ranged in true thickness from 5 m in M06-015 to a maximum of 49 m in M06-016. The new drilling was also successful in increasing the grade of uranium mineralization within the known resource area by identifying a higher grade core to this zone (e.g. 0.208 % U_3O_8 over 42 metres true thickness in M06-013).

The 2006 deep exploration drilling phase extended the Main Zone mineralization an additional 250 metres down-plunge beyond the 2005 indicated resource. This new area of mineralization was intersected in eleven drill holes with results similar to 2005 drill holes. Three initial drill holes, targeting the projected plunge of the Main Zone, intersected only the very bottom edge of the zone, indicating that the plunge has shallowed significantly.

Uranium mineralization in the Michelin drill holes is strongly associated with intense, pervasive albitization and hematite alteration, an increase in actinolite, pyroxene and calcite, and de-silicification in strongly foliated felsic metavolcanic rocks. In non-mineralized zones above the Michelin ore body, abundant magnetite is present both with actinolite + calcite veining and disseminated within a felsic metavolcanic rock lacking hematite alteration. This magnetite is significantly decreased in the mineralized zones, as is the normal trace amounts of pyrite.

Uranium mineralization generally consists of a broad zone of averaging approximately 0.12 % U_3O_8, enveloping three lenses, ranging in width from 5 to 20 m each, with grades ranging from 0.13 % U_3O_8 to 0.53 % U_3O_8. The 2006 drilling has shown that some of these zones coalesce deeper in the deposit forming a more consistent mineralized horizon (as observed in M06-019).

The drill holes at Michelin displayed a wide range of deflections, both in azimuth and dip, commonly with poor correlation between the amounts of deflection, even in closely spaced adjacent drill holes. The deflections ranged between 5 and 44.4° to the northeast in azimuth, and between 6 and 33.5° in dip. The switch to NQ core or controlled drilling techniques may be appropriate for future programs.

Figure13.2: Michelin Main Property DDH Section 9+40W, with major lithological units and assay histograms.



Lithology Legend
DDH Section 9+40W
Michelin Main Property
Central Mineral Belt
Labrador
metres

Figure 13.3: Michelin Target Area, DDH Vertical Section



SW
NE
M-06-38A
0.31 % U3O8 over 4.6 m
M-06-41
0.20 % U3O8 over 9.7 m
M-06-43
0.23 % U3O8 over 17.8 m
M-06-44
0.20 % U3O8 over 21.8 m and
0.13% U3O8 over 16.0 m
M-06-42
0.11 % U3O8 over 39.0 m
0
100
200
metres
Contours % U3O8 x True thickness (m)
9
6.5
5
4
3.5
3
2.5
1.5
1
0.5
energy to change the world
MINC Interpolation - 5m grid cell size
Michelin Long Section as of 3 January, 2007

Table 13.2: Summary of 2006 Michelin Assay Composites

Hole ID	From	To	Interval	%U3O8
M06-009	360.86	371.86	11.00	0.11
and	380.16	382.59	2.43	0.12
M06-010	394.71	413.38	18.67	0.14
including	402.28	408.39	6.11	0.22
M06-011	358.76	360.92	2.16	0.19
and	372.31	380.13	7.82	0.12
and	389.08	401.20	12.12	0.15
M06-012	355.00	366.00	11.00	0.16
and	390.00	406.72	16.72	0.10
M06-013	408.00	456.50	48.25	0.21
including	408.00	421.75	13.75	0.20
and including	427.00	436.50	9.50	0.29
and including	443.00	456.50	13.50	0.25
M06-014	428.64	442.75	14.11	0.20
and	387.64	394.64	7.00	0.15
M06-015	332.46	337.60	5.14	0.19
and	373.10	376.40	3.30	0.10
M06-016	442.63	502.02	59.39	0.18
including	446.69	458.12	11.43	0.25
M06-017	370.32	406.35	36.03	0.11
including	374.04	381.20	7.16	0.27
M06-018	462.85	466.74	3.89	0.28
and	476.00	477.10	1.10	0.13
M06-019	437.40	481.10	43.70	0.24
including	454.10	460.42	6.32	0.53
M06-020A	377.63	382.76	5.13	0.20
M06-021	494.30	520.50	26.20	0.16
M06-022	844.32	846.28	1.96	0.14
and	854.64	854.85	0.21	0.27
M06-024	399.13	434.15	35.02	0.12
M06-025	728.53	754.10	25.57	0.16
and	760.73	762.76	2.03	0.11
and	771.76	772.83	1.07	0.10
M06-026	772.90	786.30	13.40	0.27
including	774.90	781.30	6.40	0.41
M06-027	533.30	576.99	43.69	0.17
and	452.28	452.53	0.17	0.69
M06-028	567.83	579.59	11.76	0.12
and	588.09	595.64	7.55	0.11
M06-029	888.43	889.43	1.00	0.10
M06-030A	597.89	633.87	35.98	0.12
including	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34
and incl	629.87	633.87	4.00	0.22
M06-031	991.00	992.50	1.50	0.07
M06-032	703.02	720.29	17.27	0.26

M06-033	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M06-034	Incomplete hole			
M06-035	658.30	668.80	10.50	0.16
including	658.30	663.30	5.00	0.22
M06-036A	726.94	733.97	7.03	0.11
M06-037	581.00	591.85	10.85	0.19
M06-038	604.26	608.86	4.60	0.31
M06-039	622.18	657.34	35.16	0.15
including	622.18	637.97	15.79	0.24
M06-040	617.51	626.71	9.20	0.17
M06-041	635.78	645.42	0.200	9.64
M06-042	689.00	728.00	0.108	39.00
including	689.00	701.00	0.166	12.00
and incl.	714.00	728.00	0.135	14.00
M06-043	700.43	718.18	0.232	17.75
M06-044	713.75	735.58	0.199	21.83
and	745.71	761.71	0.134	16.00
M06-045	Hole Not Completed			

13.2 WHITE BEAR TARGET AREA

13.2.1 Introduction

A total of **17 diamond drill holes** were completed in the 2006 field season on the White Bear Property. A helicopter supported F-1000 hydraulic drill produced **2,985.95 m** of core from 15 different locations on the property **(Figure 13.4)**. The initial four holes (*Phase I*) were carried out between June 26th and July 7th, 2006 with a total of 693.73 m drilled. A further 13 holes (*Phase II*) were drilled from September 17th to October 16th, 2006 which produced the remaining 2292.22 m.

The goal of the 2006 drill program was to test known occurrences of uranium mineralization. Targeting was based on radioactivity discovered in the late 1970s through trenching and drill holes. Favorable alteration packages were also drilled in the western area of White Bear. Details of the 2006 drill holes are listed in **Table 13.3** and in the following summaries.

Figure 13.4: White Bear Lake Target Area, Plan Map of 2006 DDH Locations



Table 13.3: Summary of 2006 White Bear Lake Drilling

Hole_ID	UTM_East	UTM_North	Elev (m)	Azimuth	Dip	TD (m)
White Bear Data = NAD 83, Zone 21						
Phase I						
WB06-001	325189	6058180	351	330	-45	144.78
WB06-002	325202	6058158	351	330	-60	191.11
WB06-003	325228	6058189	350	330	-45	199.95
WB06-004	325129	6058115	360	330	-45	157.89
Phase II						
WB06-005	325846	6058203	328.5	318	60	172.8
WB06-006	325846	6058203	328.5	0	90	126.2
WB06-007	325807	6058171	330.37	330	45	163
WB06-008	325896	6058241	325.4	330	45	126.79
WB06-009	325728	6058249	336	50	45	176.09
WB06-010	324814	6058028	370	350	45	221.89
WB06-011	324814	6058028	370	350	75	267.31
WB06-012	324763	6058027	375	350	45	224.33
WB06-013	325578	6058605	375.5	330	45	162.46
WB06-014	325642	6058345	335	325	60	181.96
WB06-015	325590	6058333	335	325	45	158.8
WB06-016	325646	6058418	334	325	45	153.92
WB06-017	325887	6058183	326.5	318	45	156.67
					Total:	**2,985.95m**

13.2.2 Drill Hole Summaries

Phase I

WB06-001 **Azimuth**: 330° **Dip**: -45° **E**: 325121 **N**: 6057958 **EOH**: 145.39 m

This hole was drilled at the location of The Brinex hole BL-77-07, and was a direct twin of the hole. The core consisted of metamorphosed porphyritic felsic volcanics for the first 23.36 m and was followed by a porphyritic rhyolite. The rhyolite was cut by a number of post kinematic mafic dikes. Uranium mineralization was associated with the metamorphosed porphyritic felsic volcanics. The first 23.36 m contained scintillometer values reaching a maximum of 6110 cps, with an average of ~900 cps in hand. Mineralization was associated with moderate hematite alteration. Drilling was completed at a depth of 145.39m.

WB06-002 **Azimuth**: 330° **Dip**: -60° **E**: 325133 **N**: 6057935 **EOH**: 191.11 m

This hole was situated 25 m south of WB06-001 and was drilled to test the down dip extension of mineralization. The core consisted of a moderately foliated, metamorphosed, porphyritic rhyolite for the first 52.09 m and was underlain by a small, 52.09-60.58 m, interval of metamorphosed porphyritic rhyolite containing moderate amounts of amphibole. The remainder of the hole cored un-metamorphosed porphyritic rhyolite. All units were cut by mafic dikes throughout the drill hole. Uranium mineralization was associated with the ambphibole-bearing metamorphosed porphyritic rhyolite. Scintillometer values had a maximum of 1220 cps and average of 530 cps in hand. The mineralization appeared to be associated with the presence of amphibole.

WB06-003 **Azimuth**: 330° **Dip**: -45° **E**: 325147 **N**: 6057964 **EOH**: 199.95 m

This hole was a 25 m step out, towards the east, of WB06-001 as a test the dip of mineralization and the eastern edge of the radiometric anomaly. The upper 8.4 m of core consisted of a porphyritic, metamorphosed felsic volcanic rocks and was underlain by porphyritic rhyolite that are cut by mafic dikes for the remainder of the hole. No anomalous radioactivity was detected by the scintillometer. Discrete units at the top of this hole correlate with units just below the mineralized zone in WB06-001 inferring that the mineralization has been displaced.

WB06-004 **Azimuth**: 330° **Dip**: -45° **E**: 325058 **N**: 6057894 **EOH**: 157.89 m

WB06-004 was located approximately 50 m to the west of WB06-001 following the trend of the radiometric anomaly. The hole was drilled to a final depth of 157.89 m. The core consisted of porphyritic rhyolite in the upper 65.3 m. From 65.3-93.11 m an intermixture of rhyolite and amphibole-bearing metamorphosed felsic volcanic rocks underlain by porphyritic rhyolite in the lower 65.0 m. Mafic dikes cut the entire sequence. Mineralization was associated with the amphibole-bearing metamorphosed felsic volcanic unit and had an average of 300 cps with a maximum value of 1200 cps in hand. The mineralization appears to be associated with the presence of amphibole.

Phase II
WB06-005 **Azimuth:** 318° **Dip**: -60° **E:** 325779 **N:** 6057981 **EOH:** 172.8 m

This hole was targeted to intersect the down dip extension of mineralization observed at surface and in Brinex hole 77-12. Strong albite and hematite alteration and associated radioactivity was hosted in intercalated coarse grained and fine grained volcanic and volcaniclastic rocks. A 10 m wide monzonite dyke was intersected below the alteration zone. An aphanitic dyke intruded the central portion of the mineralized zone, but did not host mineralization in this hole. Three distinct zones of radioactivity were intersected: 25 m with an average of 798 cps, 9 m with an average of 701 cps, and 4.6 m with an average of 326 cps. The best intersection, at a depth of 28 m, was 4.1 m wide and averaged 1518 cps with a maximum reading of 3164 cps. The hole ended in monzonite, interpreted to be a phase of the Burnt Lake Granite.

WB06-006 **Azimuth:** 000° **Dip**:-90° **N:** 6057981 **E:** 325779 **EOH:** 126.2 m

WB06-006 was drilled to extend the known mineralization along the section with hole 77-12 and WB06-005. The hole intersected strong alteration and radioactivity over 50.4 m, which correlate well with the interval in WB06-005. The alteration overprints coarse grained felsic volcanic rocks that are cut by multiple generations of mafic dykes. The alteration zone is cut-off by a 10 m wide granite dyke. A succession of unaltered, intercalated fine and coarse grained volcanic rocks were intersected in the footwall of the dyke. The hole ended in monzonite interpreted to be a phase of the Burnt Lake Granite. The average scint value over the 50.4 m mineralized interval is 575 cps. The best portion of the interval is 4.0 m wide with an average of 1399 cps and a maximum scint value of 2550 cps.

WB06-007 **Azimuth:** 330° **Dip**:-45° **N:** 6057949 **E:** 325740 **EOH:** 163.0 m

This hole was drilled 50 m south-west of WB06-005 along the strike of the dominant surface foliation. The hole cored intercalated feldspar-phyric coarse grained felsic volcanic rocks and fine grained felsic volcanic rocks. A 6.5 m wide undeformed granite dyke cut the volcanic succession. At 126.9 m, an 18 m wide zone of moderate alteration was intersected at 126.9 m. The average scint value was 275 cps and a peak of 2025 cps was associated with a narrow aphanitic dyke within the alteration zone.

WB06-008 **Azimuth:** 330° **Dip**:-45° **N:** 6058019 **E:** 325829 **EOH:** 126.8 m

This hole was drilled 50 m north-east of WB-05-006 to test the strike extent of mineralization along the strike of the dominant foliation. The hole intersected coarse grained felsic volcanic rocks with feldspar porphyroclasts. Several post-kinematic dykes and a 10 m monzonite dyke cut the volcanic succession. The main body of the dyke was undeformed, with the exception of a narrow mylonite shear zone developed along the lower contact. The hole was terminated in granite, interpreted to be the Burnt Lake

Granite. Mineralization was weak with a maximum scint value of 389 cps. No significant values were returned.

WB06-009 **Azimuth:** 050° **Dip**:-45° **N:** 6058027 **E:** 325661 **EOH:** 176.1 m

WB06-009 hole was drilled 125 m north-west of WB06-005. It was targeted to intersect surface mineralization observed in a Brinex trench 35 m north east of the collar location. The hole intersected predominantly coarse grained felsic volcanic rocks. Several granitoid and mafic dykes cut the volcanic rocks. The hole ended in granite interpreted to be the Burnt Lake Granite. Neither radioactivity nor alteration was intersected at the expected target depth. However, a 10 m wide zone of moderate alteration and slightly elevated radioactivity was intersected at 126 m. A 1.2 m wide aphanitic felsic dyke in this interval averaged 920 cps and contained a peak of 1845 cps.

WB06-010 **Azimuth:** 350° **Dip**:-45° **N:** 6057806 **E:** 324747 **EOH:** 221.9 m

This hole was targeted 25 m southwest of a Brinex trench with strong alteration and surface mineralization. The upper 53 m of the hole consists of strongly albitized fine grained felsic volcanic rocks. Weakly elevated radioactivity was distributed throughout the alteration zone with maximums of 425 and 720 cps associated with aphanitic felsic dykes. At 186 m, in the footwall of a prominent mafic dyke, a 17 m zone of alteration in coarse grained felsic volcanic rocks was intersected. This interval is strongly altered and has associated radioactivity that averages 411 cps with a max of 830 cps. Assays did not return significant results.

WB06-011 **Azimuth:** 350° **Dip**:-70° **N:** 6057806 **E:** 324747 **EOH:** 267.31 m

WB06-011 was targeted to test the down dip extension of both zones of alteration and radioactivity in WB06-010. A 56 m zone of albite alteration was intersected at the top of the hole in fine grained felsic volcanic rocks. Radioactivity over 25 m of this alteration zone averaged 286 cps with a max of 335 cps. This interval correlates with the upper alteration zone in WB06-010. The footwall of a prominent mafic dyke consists of a succession of unaltered coarse grained felsic volcanic rocks that continued to the end of the hole. The lack of alteration and radioactivity in this deeper interval suggests the presence of a fault at the base of the mafic dyke, which was demarcated by a strongly deformed amphibolite dyke. No significant values were returned.

WB06-012 **Azimuth:** 350° **Dip:**-45° **E:** 324696 **N:** 6057805 **EOH:** 224.33 m

This hole was located on the western side of the property. It served as a 50 m step out from the drill site WB06-010/11. The hole was dominated by coarsely porphyritic felsic metavolcanic rocks typical of the White Bear property. Two mafic dykes were intersected within the sequence: at 92 m depth a narrow (<1m) amphibolite post kinematic mafic dyke occurred and at 119 m a 16 m late/syn kinematic mafic dyke was cored. At 145 m, a 5 m interval of volcaniclastic rock was intersected. The porphyritic felsic metavolcanic rocks had weakly elevated radioactivity averaging ~200-240cps.

Higher scintillometer values occurred in the upper 150 m of the hole with 330 cps at 29 m (occurring within 4 m averaging 320 cps), 345 cps at 38 m and 775 cps at 144 m (in hand measurements). The hole ended at a total depth of 224.31m in porphyritic felsic metavolcanic rocks. There were no significant results.

WB06-013 **Azimuth:** 330° **Dip:**-45° **E:** 325518 **N:** 6058197 **EOH:** 162.46 m

This hole was drilled under a trench with anomalous radioactivity on the northeastern portion of the property. Strong pervasive hematite and abundant elongated amphibolite porphyroblasts occurred within the trench. The hole intersected a series of felsic metavolcanic rocks with quartz and feldspar porphyroclasts of varying size. Pre/syn kinematic mafic dykes interrupted the core at several instances. Three spikes in scintillometer values occurred giving values of 401 cps at 30.0 m, 617 cps at 37.5 m and 656 cps at 37.8 m (in hand measurements). The remainder of the drill hole had values <300 cps. Sampling retuned no significant values.

WB06-014 **Azimuth:** 325° **Dip:**-60° **E:** 325575 **N:** 6058123 **EOH:** 181.92 m

WB06-014 was drilled approximately 10 m south of Brinex hole 77-2 which returned several peaks of 0.1% U_3O_8. The hole cored into porphyritic felsic metavolcanic rocks. The lithologies intersected were typical of the White Bear property. The sequence was dominated by porphyritic felsic metavolcanic rocks with varying intensity of hematite alteration and patchy sodic alteration. Pre- and post-kinematic mafic dykes appear throughout the drill hole. An intermediate intrusive was intersected at 54 m. Low level mineralization averaging 350 cps occurred at 37-46 m with 519 cps as the maximum scintillometer value. An additional 2 m averaging ~350 cps were intersected at 72 m (in hand measurements). Results returned 0.055% U308 over 8.00 m at 37 m depth.

WB06-015 **Azimuth:** 325° **Dip:**-45° **E:** 325523 **N:** 6058111 **EOH:** 158.80 m

This hole served as a 50 m step out to the west of WB06-014 and as a further follow up on Brinex hole 77-2. Mineralization was intersected at similar depths and with similar strengths as seen in WB06-014. From 56.0-62.5 m the scint values averaged 335 cps with a maximum value of 684 cps at 58.5 m (in hand measurements). This was hosted in porphyritic felsic metavolcanic rcoks with hematite alteration and containing amphibolite porphyroblasts. This unit dominated the drill hole but lacked any significant mineralization beyond 65 m. Mafic dykes both post kinematic and pre/syn kinematic cut the felsic metavolcanic rocks as expected on the White Bear property. No significant values were returned.

WB06-016 **Azimuth:** 325° **Dip:**-45° **E:** 325523 **N:** 6058111 **EOH:** 153.92 m

WB06-016 was drilled approximately 50 m east of WB06-014 which served as the follow up hole for Brinex hole 77-2. The drill started turning on October 12th, 2006. It intersected weaker than expected mineralization at two locations. At 58 m, 2 m averaged 276 cps and at 67 m, 2 m averaged 279 cps with several peaks above 300 cps. The maximum scintillometer value attained was 468 cps at 68.74 m (in hand measurements). The location of the radioactivity correlates with the two other drill holes in the area however the strength is decreased. Hematized and porphyritic felsic metavolcanics continued to dominate the core this time with the appearance of thin, aphanitic felsic dyking commonly seen on surface at White Bear. Mafic dykes also interrupt the volcanics. There were no significant results.

WB06-017 **Azimuth:** 318° **Dip:**-45° **E:** 325820 **N:** 6057961 **EOH:** 156.67 m

For the final drill hole at White Bear for 2006 the drill was drilled on the central eastern part of the property near the contact of the Burnt Lake granite. The hole was planned as a follow-up on WB06-005/06. Drilling commenced at this location on October 14th, 2006. The lithologies aligned well with WB06-005/06 coring into porphyritic felsic metavolcanics which dominated the rest of the hole, intersecting a felsic dyke at 75 m and ending in the Burnt Lake granite. Mineralization was not as intense as previously seen in the area. The maximum scint value was 549 cps at 71 m occurring within 2 m averaging 357 cps (in hand measurements). The remainder of the drill hole lacked any significant mineralization. Drilling was completed on October 16th, 2006 at a total depth of 156.67 m.

13.2.3 Discussion

The 2006 field season saw 2,985.95 m of drilling at White Bear Lake. This work confirmed both the presence of bedrock uranium mineralization and the values returned in Brinex drilling from the late 1970's.

Mineralization at White Bear Lake occurs in discreet steeply dipping bodies, similar in orientation to the Michelin Deposit. Uranium mineralization in drill core is associated with pervasive moderate to strongly hematized felsic metavolcanic rocks with abundant feldspar and quartz porphyroclasts. A moderate to strong shear fabric is also observed within mineralized zones, possibly dictating the geometry of these zones. As well, elongated amphibolite porphyroblasts are commonly associated with uranium mineralization on the property.

Drill hole WB06-001 was drilled as a direct twin hole of Brinex drill hole 77-7. Results from the two holes correlate very well, with approximately 0.25% U_3O_8 over 14.5 to 15 m. WB06-002, 03 and 04 were drilled in the same vicinity during Phase I of the program. Patchy mineralization was revealed (**Table 13.4**). Intervals range from 14.93m in WB06-001 to 1.00m in WB06-004. Grades returned range from 0.246% U_3O_8 in WB06-001 to 0.101% U_3O_8 in WB06-001.

Phase II commenced approximately 650m to the east towards the Burnt Lake granite intrusion (**Figure 13.4**). Correlation of mineralization between holes was inconsistent possibly due to the late intrusion of the granite and the fluids associated with emplacement. Ten drill holes were situated in this area to follow-up on Brinex drill holes and radioactive trenches. Results indicate that mineralization, when present occurs for intervals ranging from 1 m in WB06-007 to 24.62 m in WB06-005. Grades range from 0.198% U_3O_8 in WB06-005 to 0.055% U_3O_8 in WB06-014. Drill holes WB06-005 and WB06-006 returned the widest intervals of mineralization during Phase II of the drilling (**Figure 13.5**).

Drill holes WB06-010, WB06-011, WB06-012 of Phase II drilling were situated approximately 1km to the west of the eastern drilling area. There were no significant results for these drill holes. Mineralization was generally weak with consistently elevated radioactivity of ~200-300 cps. Alteration packages however, were similar to those found to be associated with mineralization occurring in the rest of the property. In addition, correlation of lithologies and contacts was possible. This is likely due the distance from the Burnt Lake Granite and its effects upon intrusion.

Figure 13.5: Cross Section of 2006 DDH WB06-005, WB06-006 and Brinex DDH BL 77-10. BL77-12, BL 77-14.



Table 13.4: Summary of 2006 White Bear Lake Assay Composites

Hole ID	*From*	*To*	*Interval*	% U_3O_8

Phase I				
WB06-001	8.21	24.71	16.5	0.196
WB06-002	53.95	58.95	5.00	0.161
WB06-003	NSV			
WB06-004	66.01	67.01	1.00	0.101
WB06-005	17.04	41.66	24.62	0.172
including	20.04	39.66	19.62	0.198
WB06-006	38.09	58.26	20.17	0.090
including	38.09	47.85	9.76	0.140
WB06-007	139.17	140.17	1.00	0.072
WB06-008	NSV			
WB06-009	134.76	135.76	1.00	0.110
WB06-010	NSV			
WB06-011	NSV			
WB06-012	NSV			
WB06-013	NSV			
WB06-014	37.5	45.5	8.00	0.055
WB06-015	NSV			
WB06-016	NSV			
WB06-017	NSV			

(*NSV* = no significant value)

13.3 JACQUES LAKE TARGET AREA

13.3.1 INTRODUCTION

During the 2006 field season, a total of **44 diamond drill holes** with a cumulative length of **14,475.30 m** were completed on the Jacques Lake property **(Figure 13.6).** Drilling commenced on May 12th and was completed on October 21st, 2006. Drill planning initially focused on the Eastern and Western airborne radiometric anomalies, as well as, smaller airborne radiometric anomalies located further to the northeast. This was modified as the program progressed based on a combination of preliminary drilling results, detailed field surveys and airborne magnetic interpretations.

Drilling during the early portion of the 2006 program targeted the eastern and western branches of the airborne U/Th anomaly. Drill holes were designed to test the full subsurface projection of the airborne anomaly, as well as, known uranium mineralization in outcrop. Four drill holes targeting the eastern radiometric anomaly were drilled from the top of "Jacques ridge" along an azimuth of 315° with inclinations ranging from -50° to -70°; this was dependant on steepness of the slope or as a test of down-dip extension of mineralization. On the western branch, two drill holes were drilled on the location of JL05-05 to test the extent of surface mineralization down-dip. A total of 32 drill holes targeting the extent of mineralization along strike, down-dip, or on-section were drilled on the slope or at its base, to the west of the ridge, with an azimuth of 315° and inclinations ranging from -45°to -80°. One drill hole was drilled across the river to the west at an azimuth of 360° to test the potential plunge of the mineralized zone while two drill holes were abandoned due to difficulties and re-drilled. A total of five drill holes, and one abandoned drill hole, targeted smaller airborne U/Th anomalies located 1.2 to 2.5 km to the northeast; these were drilled at an azimuth of 315° with inclinations of either -45° or -55°.

Details concerning the individual holes are listed in **Table 13.5** and in the following summaries.

Figure 13.6: Jacques Lake Target Area, Plan Map of 2006 DDH Locations



332400 mE
332600 mE
332800 mE
333000 mE
333200 mE
333400 mE
333600 mE
6066400 mN
6066200 mN
6066000 mN
6065800 mN
6065600 mN
JL-05-07
JL-06-29
JL-05-06
JL-05-05
JL-06-12
JL-06-13
JL-06-27
JL-06-25
JL-06-14
JL-06-15
JL-06-16
JL-06-48
JL-06-51
JL-06-17
JL-05-02
JL-06-10
JL-06-11
JL-06-43
JL-06-24A
JL-06-26
JP-15
JL-06-18-19-20
JL-06-50
JL-05-01
JL-06-08
JP-16
JL-06-28
JL-06-30
JL-06-49
JL-06-22
JL-06-23A
JL-06-45
JL-05-04
JL-06-21
JL-05-03
JL-06-09
JL-06-44
JL-06-32
JL-06-34
JL-06-35
JL-06-47
JL-06-37
JL-06-46
JL-06-39
JL-06-41
JL-06-42

Table 13.5: Summary of 2006 Jacques Lake Drilling

Hole_ID	UTM_East	UTM_North	Elev (m)	Azimuth	Dip	TD (m)
Jacques Lake Data = NAD 27, Zone 21						
JL06-008	333179	6065981	287	315	-70	385.88
JL06-009	333134	6065917	283	315	-70	395.33
JL06-010	333230	6066066	280	315	-65	431.60
JL06-011	333272	6066119	300	315	-50	468.17
JL06-012	333058	6066246	194	315	-60	306.20
JL06-013	333058	6066246	194	315	-75	303.58
JL06-014	332992	6066155	191	315	-45	303.97
JL06-015	332992	6066155	191	315	-60	328.27
JL06-016	332902	6066039	199	315	-55	350.52
JL06-017	332902	6066039	199	315	-70	352.04
JL06-018	332884	6065971	216	315	-45	318.52
JL06-019	332884	6065971	216	315	-60	398.07
JL06-020	332884	6065971	216	315	-75	318.82
JL06-021	333058	6065905	261	315	-65	366.06
JL06-022	332807	6065911	207	315	-45	333.76
JL06-023 *	332807	6065911	207	315	-60	109.66
JL06-023A	332807	6065911	207	315	-63	309.68
JL06-024 *	332921	6065006	220	315	-50	26.35
JL06-024A	332921	6066006	220	315	-50	317.29
JL06-025	333138	6066170	210	315	-65	380.09
JL06-026	332921	6066006	220	315	-70	333.76
JL06-027	333194	6066267	227	315	-55	288.65
JL06-028	332837	6065959	217	315	-55	325.22
JL06-029	333277	6066363	236	315	-55	285.60
JL06-030	332837	6065959	217	315	-70	316.08
JL06-031	333670	6067029	200	315	-45	282.55
JL06-032	332749	6065875	206	315	-50	287.73
JL06-033	333843	6067261	201	315	-45	214.96
JL06-034	332749	6065875	206	315	-65	368.81
JL06-035	332749	6065875	206	315	-80	316.08
JL06-036 *	334222	6067836	213	315	-45	18.59
JL06-036A	334222	6067836	213	315	-55	184.10
JL06-037	332694	6065799	203	315	-55	412.09
JL06-038	334371	6068024	250	315	-55	199.95
JL06-039	332609	6065772	196	315	-45	306.63
JL06-040	334451	6068110	265	315	-55	272.19
JL06-041	332609	6065772	196	315	-60	284.99
JL06-042	332550	6065749	191	315	-45	296.57
JL06-043	332809	6066011	197	315	-45	243.93
JL06-044	332624	6065864	204	315	-45	339.85
JL06-045	332955	6065893	247	315	-70	443.79
JL06-046	332402	6065773	202	360	-45	304.19
JL06-047	332921	6065862	248	315	-70	398.37
JL06-048	332933	6066128	204	315	-45	255.55
JL06-049	322988	6065934	257	315	-70	376.73

JL06-050	332946	6065965	240	315	-70	357.53
JL06-051	332850	6066041	194	315	-45	256.95
*** Denotes abandoned drill hole**						**14,475.30**

13.3.2 Drill Hole Summaries

JL06-008 **Azimuth:** 315° **Dip:** -70° **E:** 333179 **N:** 606598 **EOH:**385.88 m

This hole was drilled on the location of JL05-001 (315°/-55°) on May 12th – May 20th, 2006, to a depth of 385.88 m. JL06-008 cored sequences of heterolithic volcaniclastics in the upper 150 m, with metamorphosed intermediate volcanics below. Both units are cut by abundant mafic dykes, both pre/syn and post-kinematic. From 191.11 to 197.21 m depth, maximum scintillometer values ranged from 338 to 666 cps (in hand); from 316.08 m to 343.51 m depth, maximum values ranged from 141 to 1851 cps. Anomalous radioactivity was hosted within a very high strain, moderate to strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining.

JL06-009 **Azimuth:** 315° **Dip:** -70° **E:** 333134 **N:** 6065917 **EOH:**395.33 m

This hole was drilled on location of JL05-003 (315°/-55°) on May 20th – May 28th, 2006, to a depth of 395.33 m. JL06-009 cored sequences of heterolithic volcaniclastics in the upper 220 m, with metamorphosed intermediate volcanics below. Both units are cut by abundant mafic dykes, both pre/syn and post-kinematic. From 299.92 m to 313.03 m depth, maximum scintillometer values ranged from 613 to 3379 cps (in hand). Anomalous radioactivity was hosted within a very high strain, moderate to strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining.

JL06-010 **Azimuth:** 315° **Dip:** -65° **E:** 333235 **N:** 6066065 **EOH:** 431.60 m

JL06-010 was drilled as follow up on JL05-002 to test the down-dip extent of the mineralization. The planned target depth of 375 m was extended to 431.60 m. The upper 75 m was dominated by heterolithic metamorphosed felsic volcaniclastics typical of the Jacques Lake property which were cut by several mafic dykes. Anomalous scintillometer values with a max of 650 cps occurred at 132 m for 2 m within a metamorphosed intermediate volcanic sequence. Mineralization did not appear again until a depth of 250 m where scintillometer values ranging from 230 to 2500 cps occurred over a 50 m interval. From 400 m to 410 m, mylonitic metamorphosed intermediate volcanics hosted radioactivity, with scintillometer values of 426 to 1200 cps. Correlating the stratigraphy in JL05-002 to JL06-010, a dip of -70° to -75° from horizontal can be inferred for the trend of the mineralization.

JL06-011 **Azimuth:** 315° **Dip:** -50° **E:** 333272 **N:** 6066119 **EOH:** 468.17m

This hole was drilled to test the northeast extension of the mineralization found in JL05-002. Drilled from June 2nd to June 10th, 2006, JL06-011 cored sequences of heterolithic metamorphosed felsic volcaniclastics, exhibiting variable amounts of strain, and metamorphosed intermediate volcanics, both of which were cut by frequent mafic dykes. The bottom 100 m contained 15 m intervals of felsic intrusives. Minimal mineralization was encountered. From 290 m to 310 m depth, a maximum scintillometer value of 880 cps was recorded, averaging 240 cps. Two anomalous highs of 597 and 344 cps occurred at 415 m and 426 m respectively. The hole was extended from a planned depth of 350 m to a total depth of 468.17 m.

JL06-012 **Azimuth:** 315° **Dip:** -60° **E:** 333058 **N:** 6066246 **EOH:** 306.20 m

Drilled between June 10th and June 14th, 2006, JL05-012 was drilled to test the down-dip extension of the mineralization found in JL05-005. Significant mineralization was encountered within the metamorphosed intermediate volcanic interval in the top 20 m of the hole, with an average scintillometer value of 330 cps and a maximum value of 1100 cps. This correlates well with the top of JL05-005. The lithologies continue to correlate down hole, with the absence of intense mineralization experienced in JL05-005. Two anomalous in hand values of 330 cps and 390 cps at 157 m and 167 m are the only correlation to the 0.1%U_3O_8/9.0m intersection in JL05-005. Several porphyritic felsic intrusive units were encountered throughout the hole. JL06-012 finished at 306.20 m as planned.

JL06-013 **Azimuth:** 315° **Dip:** -45° **E:** 333058 **N:** 6066246 **EOH:** 303.58 m

This hole was drilled on the location of JL05-005 on June 14th – June 18th, 2006, to a depth of 303.58 m. JL06-013 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 7.92 m to 26.21 m depth, maximum scintillometer values ranged from 227 to 1814 cps (in hand); from 87.17 m to 90.22 m depth, anomalous radioactivity reached a maximum scintillometer value of 1430 cps and from 120.70 m to 123.75 m depth, maximum scintillometer values reached 1020 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-014 **Azimuth:** 315° **Dip:** -45° **E:** 332992 **N:** 6066155 **EOH:** 303.97 m

This hole was drilled to test the south-western extension of the radiometric anomaly on a ~100 m step-out from JL05-005 (JL06-012 & JL06-013). The drill hole had a final depth of 303.97 m. Drilled from June 18th to June 24th, 2006, JL06-014 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldpsar-porphyritic felsic intrusives. From 20.42 m to 29.57 m depth, maximum scintillometer values ranged from 304 to 2088 cps (in hand), and from 60.05 m to 72.24 m, maximum scintillometer values ranged from 528 to 1360 cps.

Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-015 **Azimuth:** 315° **Dip:** -60° **E:** 332992 **N:** 6066155 **EOH:** 328.27 m

This hole was drilled on the same set-up as JL06-014 at a steeper inclination. The drill hole had a final depth of 328.27 m. Drilled from June 24th to June 24th, 2006, JL06-015 cored sequences of metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldpsar-porphyritic felsic intrusives. From 23.47 m to 41.76 m depth, maximum scintillometer values ranged from 198 to 1174 cps (in hand), and from 63.09 m to 124.05 m, maximum scintillometer values ranged from 179 to 2903 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-016 **Azimuth:** 315° **Dip:** -55° **E:** 332902 **N:** 6066039 **EOH:** 350.52 m

This drill hole is located on a ~150 m step-out to the southwest of JL06-014 & JL06-015. The drill hole had a final depth of 350.52 m. Drilled from June 29th to July 4th, 2006, JL06-020 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 164.59 m to 176.78 m depth, maximum scintillometer values ranged from 375 to 852 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-017 **Azimuth:** 315° **Dip:** -70° **E:** 332902 **N:** 6066039 **EOH:** 352.04 m

This hole was drilled on the location of JL06-016 from July 4th to July 8th, 2006, to a depth of 352.04 m. JL06-017 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. . From 77.72 m to 102.11 m depth, maximum scintillometer values ranged from 125 to 2900 cps (in hand), and from 190.50 m to 198.88 m, maximum scintillometer values ranged from 180 to 2236 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-018 **Azimuth:** 315° **Dip:** -45° **E:** 332884 **N:** 6065971 **EOH:** 318.52 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-016 & JL06-017. The drill hole had a final depth of 398.07 m. Drilled from July 10th to July 13th, 2006, JL06-018 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional

zones of coarse feldspar-porphyritic felsic intrusives. From 89.92 m to 141.73 m depth, maximum scintillometer values ranged from 412 to 4509 cps (in hand), and from 211.84 m to 227.08 m, maximum scintillometer values ranged from 455 to 1920 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-019 **Azimuth:** 315° **Dip:** -60° **E:** 332884 **N:** 6065971 **EOH:** 398.07 m

This hole was drilled on the location of JL06-018 from July 13th to July 17th, 2006. The drill hole had a final depth of 398.07 m. JL06-019 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 114.60 m to 172.52 m depth, maximum scintillometer values ranged from 350 to 5350 cps (in hand), and from 187.76 m to 196.90 m, maximum scintillometer values ranged from 255 to 1360 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-020 **Azimuth:** 315° **Dip:** -75° **E:** 332884 **N:** 6065971 **EOH:** 318.82 m

This hole was drilled on the same set-up as JL06-018 & JL06-019 at a steeper declination. The drill hole had a final depth of 318.82 m. Drilled from July 17th to July 20th, 2006, JL06-020 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 135.94 m to 196.90 m depth, maximum scintillometer values ranged from 208 to 4645 cps (in hand), and from 215.19 m to 236.52 m, maximum scintillometer values ranged from 253 to 1661 cps. An additional small anomalous zone was present at 257 m depth, reaching 1486 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-021 **Azimuth:** 315° **Dip:** -65° **E:** 333048 **N:** 6065914 **EOH:** 366.06 m

This hole was drilled on the same set-up as JL05-004 at a steeper declination. The drill hole had a final depth of 366.06 m. Drilled from July 20th to July 27th, 2006, JL06-021 cored sequences of strongly strained heterolithic volcaniclastics and metamorphosed intermediate volcanics cut by abundant mafic dykes and with a zone of coarse feldspar-porphyritic felsic intrusive at the bottom. From 163.37 m to 184.71 m depth, maximum scintillometer values ranged from 272 to 1569 cps (in hand), and from 309.68 m to 353.87 m, maximum scintillometer values ranged from 275 to 1163 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-022 **Azimuth:** 315° **Dip:** -45° **E:** 332807 **N:** 6065911 **EOH:** 333.76 m

This drill hole is located ~100 m to the southwest of JL06-018/019/020, and is to test the western extension of the airborne magnetic anomaly. Drilled from July 27th to August 1st, 2006, JL06-022 cored sequences of metamorphosed mafic intrusives, slightly to moderately mineralized metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 59.44 m to 117.35 m depth, maximum scintillometer values ranged from 219 to 2336 cps (in hand), and from 193.55 m to 202.69 m depth, maximum scintillometer values ranged from 563 to 3066 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-023 **Azimuth:** 315° **Dip:**-60° **E:** 332807 **N:** 6065911 **EOH:** 109.66 m

Drilled between August 1st and August 2nd, 2006 on the location of JL06-022, this drill hole was abandoned at a depth of 109.66 m due to drilling difficulties. JL06-023 cored approximately 65 m of the metamorphosed mafic intrusive unit overlying the metamorphosed intermediate volcanics. At 70.54 m depth, ~23 m of mineralized metamorphosed intermediate volcanics with increased hematite alteration was intersected. This interval averaged 595 cps with 6 m averaging 850 cps and containing a maximum scintillometer value of 3550 cps (in hand). JL06-023A was drilled to replace this abandoned drill hole.

JL06-023A **Azimuth:** 315° **Dip:**-63° **E:** 332807 **N:** 6065911 **EOH:** 309.68 m

On the location of JL06-022 and as a replacement to JL06-023, this drill hole has a final depth of 309.68 m. Drilled between August 2nd and August 6th, 2006, JL06-023A cored lithological sequences very similar to what was encountered in JL06-023. The upper ~65 m consisted of metamorphosed mafic intrusive, followed by mineralized metamorphosed intermediate volcanics at ~75 m depth. This 33 m interval averaged 442 cps with a maximum scintillometer value of 1279 cps (in hand), with ~5 m averaging 700 cps. Metamorphosed intermediate volcanics continued to dominate the remainder of the drill hole with minor interruptions from mafic dykes and the metamorphosed mafic intrusive. Additional mineralization occurred as minor pockets 1-7.5 m wide until ~230 m depth. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-024 **Azimuth:** 315° **Dip:**-45° **E:** 332852 **N:** 6065941 **EOH:** 26.35 m

JL06-024 was cored from August 6th to August 7th, 2006, and is located ~25 m northeast of JL06-018/019/020 to infill the zone located between JL06-016/017 and JL06-018/019/020. The drill hole was abandoned at a depth of 26.35 m due to drilling difficulties.

JL06-024A **Azimuth:** 315° **Dip:**-50° **E:** 332852 **N:** 6065941 **EOH:** 317.29 m

Drilled on the location of JL06-024 between August 7th and August 11th, 2006, JL06-024A has a final depth of 317.29 m. This drill hole cored sequences of metamorphosed intermediate volcanics and metamorphosed mafic intrusives, cut by abundant post-kinematic mafic dykes and a coarse feldspar porphyritic felsic intrusive. Slight mineralization was intersected within the drill hole; at 116.30 m depth, 1.5 m averaged 800 cps; at ~133 m, 0.5 m interval averaged 1190 cps; and at ~267 m, scintillometer values reached 417 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-025 **Azimuth:** 315° **Dip:** -65° **E:** 333138 **N:** 6066170 **EOH:** 380.09 m

This drill hole is located on a ~100 m step-back to the southeast of JL05-005/JL06-012/013. The drill hole had a final depth of 380.09 m. Drilled from August 9th to August 14th, 2006, JL06-025 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 249.02 m to 261.21 m depth, maximum scintillometer values ranged from 466 to 1199 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-026 **Azimuth:** 315° **Dip:** -70° **E:** 332921 **N:** 6066006 **EOH:** 333.76 m

This hole was drilled on the location of JL06-024 from August 11th to August 15th, 2006. The drill hole had a final depth of 333.76 m. JL06-026 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 168.86 m to 184.10 m depth, maximum scintillometer values ranged from 112 to 1192 cps (in hand), from 202.69 m to 214.88 m depth, maximum scintillometer values ranged from 407 to 2692 cps, from 230.12 m to 245.36 m depth, maximum scintillometer values ranged from 193 to 3050 cps, and from 278.89 m to 288.04 m, maximum scintillometer values ranged from 433 to 2007 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-027 **Azimuth:** 315° **Dip:** -55° **E:** 333194 **N:** 6066267 **EOH:** 288.65 m

This drill hole is located on a ~100 m step-out to the northeast of JL06-025, and ~100 m to the southeast of JL05-006. The drill hole had a final depth of 288.65 m. Drilled from August 14th to August 20th, 2006, JL06-027 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic

intrusives. From 175.87 m to 188.06 m depth, maximum scintillometer values ranged from 305 to 1297 cps (in hand), and from 233.78 m to 239.88 m, maximum scintillometer values ranged from 396 to 1161 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-028 **Azimuth:** 315° **Dip:** -55° **E:** 332837 **N:** 6065959 **EOH:** 325.22 m

This drill hole was drilled as a ~50 m infill between JL06-018/019/020 & JL06-022/023/023A. The drill hole had a final depth of 325.22 m. Drilled from July 16th to July 22nd, 2006, JL06-028 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 78.13 m to 142.34 m depth, maximum scintillometer values ranged from 212 to 4952 cps (in hand), and from 206.35 m to 227.68 m, maximum scintillometer values ranged from 406 to 1118 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-029 **Azimuth:** 315° **Dip:**-50° **E:** 333277 **N:** 6066363 **EOH:** 285.60 m

Drill hole JL06-029 commenced drilling on August 20th, 2006, located approximately 100 m south east of JL05-007. It was designed to test the width of the lower northeast-trending ore zone. The upper 230 m of the drill hole was dominated by metamorphosed intermediate volcanics cut by abundant post-kinematic dykes. Three metres of mineralized core was intersected at 219 m averaging 360 cps and having a maximum scintillometer value of 1134 cps. The final depth of 285.60 m was reached on August 24th, 2006 with the lower 50 m being composed of mafic dykes and a coarse, feldspar-porphyritic felsic intrusives. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-031 **Azimuth:** 315° **Dip:**-50° **E:** 333670 **N:** 6067029 **EOH:** 282.55 m

JL06-031 was the first of five drill holes planned to explore the north-eastern radiometric and magnetic anomalies. The set up was located approximately 1.2 km northeast of JL06-029 and JL05-007. Drilled between August 25th and August 29th, JL06-031 has a final depth of 282.55 m, and cored sequences of metamorphosed intermediate volcanics and metamorphosed volcaniclastics, both cut by frequent post-kinematic mafic dykes. Mineralization occurred at 167 m with 0.5 m averaging 1475 cps and between 190 m and 195 m with maximum scintillometer values near 400 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-032 **Azimuth:** 315° **Dip:** -50° **E:** 332749 **N:** 6065875 **EOH:** 287.73 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-022/023/023A. The drill hole had a final depth of 287.73 m. Drilled from August 25th to August 29th, 2006, JL06-032 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 34.74 m to 65.23 m depth, maximum scintillometer values ranged from 211 to 5346 cps (in hand), and from 101.80 m to 120.09 m, maximum scintillometer values ranged from 354 to 1849 cps. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-033 **Azimuth:** 315° **Dip:**-45° **E:** 332843 **N:** 6067261 **EOH:** 213.96 m

Drilled approximately 300 m northeast of JL06-031 between August 29th and September 2nd, 2006, this drill hole has a final depth of 213.60 m. JL06-033 cored sequences of metamorphosed intermediate volcanics cut by frequent post-kinematic mafic dykes and occasional intervals of coarse, feldspar-porphyritic felsic intrusives. At ~45 m depth, 2.5 m of slight mineralization was intersected, averaging 450 cps and having a maximum scintillometer value of 1714 cps (in hand). Small zones of <0.5 m length were intersected with elevated scintillometer values of ~300 cps further down-hole. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized intermediate metavolcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-034 **Azimuth:** 315° **Dip:** -65° **E:** 332749 **N:** 6065875 **EOH:** 368.81 m

Drilled on the location of JL06-032 between August 29th and September 2nd, 2006, this drill hole had a final depth of 368.81 m. JL06-034 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 37.49 m to 58.83 m depth, maximum scintillometer values ranged from 1447 to 3458 cps (in hand); from 125.88 m 138.07 m depth, maximum scintillometer values ranged from 1354 to 3136 cps; and from 156.36 m to 183.79 m depth, maximum scintillometer values ranged from 704 to 2996 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-035 **Azimuth:** 315° **Dip:** -80° **E:** 332749 **N:** 6065875 **EOH:** 316.08 m

Drilled on the location of JL06-032/034 between September 2nd and September 4th, 2006, this drill hole had a final depth of 316.08 m. JL06-035 cored sequences of biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 44.81 m to 72.24 m depth, maximum scintillometer values ranged from 1107 to 2336 cps (in hand); from 233.78 m 255.12 m depth, maximum scintillometer values ranged from 261 to 1016 cps; and from 261.21 m to 285.60 m depth, maximum scintillometer values ranged from 389 to 1427 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-036 **Azimuth:** 315° **Dip:**-45° **E:** 334222 **N:** 6067836 **EOH:** 18.59 m

Drill hole JL06-036 began coring on September 2nd, 2006, located approximately 700 m northeast of JL06-033. After coring 18.59 m of the coarse feldspar-porphyritic felsic intrusive, the drill hole was abandoned on September 4th due to drilling difficulties.

JL06-036A **Azimuth:** 315° **Dip:** -55° **E:** 334222 **N:** 6067836 **EOH:** 184.10 m

JL06-036A was commenced on September 5th, 2006 in the same location as JL06-036. To alleviate the complications with overburden the dip was steepened to -55°. There were three major units in the drill hole. The upper 37 m consisted of a coarse feldspar porphyritic felsic intrusion. This was followed by metamorphosed intermediate volcaniclastics which had experienced weak strain. At 132m depth metamorphosed intermediate volcanics were intersected. This unit was silicified with moderate hematite alteration and weak strain. No mineralization, as detected by the scintillometer, was recognized in the drill hole. All scintillometer values were less than 200cps. The drill hole ended on September 8th, 2006 at a total depth of 184.10m.

JL06-037 **Azimuth:** 315° **Dip:** -55° **E:** 332694 **N:** 6065799 **EOH:** 412.09 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-032/034/035. The drill hole had a final depth of 412.09 m. Drilled from September 5th to September 10th, 2006, JL06-037 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. No significant mineralization was encountered in this drill hole, most likely as a result of faulting present in the rock.

JL06-038 **Azimuth:** 315° **Dip:** -55° **E:** 334371 **N:** 6068024 **EOH:** 199.95 m

Drill hole JL06-038 was started on September 8th, 2006. Located 300 m north-east of JL06-036/036A, its purpose was to further test the radiometric and magnetic anomalies along their strike. The drilling intersected a sequence of weakly strained polylithic metamorphosed felsic volcaniclastics which were cut by post kinematic mafic dykes. The volcaniclastics were clast dominated with a chloritized matrix. No mineralization was intersected as indicated by the scintillometer. Drilling was terminated on September 13th, 2006 at a total depth of 199.95 m.

JL06-039 **Azimuth:** 315° **Dip:** -45° **E:** 332609 **N:** 6065772 **EOH:** 306.63 m

This drill hole is located on a ~100 m step-out to the southwest of JL06-037 and has a final depth of 306.60 m. Drilled from September 10th to September 13th, 2006, JL06-039 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 132.89 m to 142.04 m depth, maximum scintillometer values ranged from 523 to 1959 cps (in hand). Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-040 **Azimuth:** 315° **Dip:** -55° **E:** 334451 **N:** 6068110 **EOH:** 272.19 m

JL06-040 began coring on September 13th, 2006 and is located 125 m to the northeast of JL06-038. No mineralization was intersected as detected by the scintillometer. The lithologies displayed more variation than previously encountered in this area of the property. The upper ~30 m consisted of moderately strained metamorphosed intermediate volcanics cut by a felsic dyke. From ~30 m to ~80 m depth, a series of feldspar-porphyritic felsic dykes cut by fresher mafic dykes was cored; followed by ~90 m of metamorphosed polylithic felsic volcaniclastics with variable chlorite and hematite alteration. The lower 100 m were dominated by a granitoid felsic intrusive. The hole ended at a total depth of 272.19 m on September 18th, 2006.

JL06-041 **Azimuth:** 315° **Dip:** -55° **E:** 332609 **N:** 6065772 **EOH:** 284.99 m

This hole was drilled on the location of JL06-039 and was drilled between September 13th and September 16th, 2006. This drill hole had a final depth of 284.99 m. JL06-041 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, both cut by occasional small mafic dykes. No significant mineralization was encountered in this drill hole.

JL06-042 **Azimuth:** 315° **Dip:** -45° **E:** 332550 **N:** 6065749 **EOH:** 296.57 m

Drill hole JL06-042 commenced on September 16th, 2006 and is located approximately 100 m west southwest of JL06-039/041. The hole tested the extension of the radiometric and magnetic anomaly intersected in JL06-018/019/020 along-strike. The drill cored sequences of polylithic metamorphosed felsic volcaniclastics, metamorphosed intermediate volcanics and metamorphosed, biotite-rich mafic intrusives, all cut by abundant post-kinematic mafic dykes. Maximum scintillometer values ranging from 300 to 580 cps occurred between 7.7 – 10.8 m; a 0.35 m interval at ~30 m depth with scintillometer values ranging from 345 to 1140 cps; and an isolated value of 978 cps occurred at 189 m depth. The hole ended with a final depth of 296.57 m on September 20th, 2006.

JL06-043 **Azimuth:** 315° **Dip:** -45° **E:** 332809 **N:** 6066011 **EOH:** 243.93 m

This hole is a test the continuity of mineralization up-dip of holes JL06-018/019/020 and is located approximately 100 m to the northwest. Mineralization was intersected 9.50 m down-hole, indicating continuity with JL06-018/019/020. A number of mineralized zones were encountered within a sequence of metamorphosed intermediate volcanic rocks that is cut by mafic dykes. Scintillometer values indicate strong mineralization from 9.58 m to 13.00 m, from 22.00 m to 25.18 m, and lesser values between 31.20 m and 39.94 m. Anomalous radioactivity was hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking. A fault was encountered at 159 m depth; therefore the hole was extended as a test for repetition of the mineralized sequences. Lithologies below the fault correlate with other holes in the area and are not indicative of significant displacement.

JL06-044 **Azimuth:** 315° **Dip:** -45° **E:** 332624 **N:** 6065864 **EOH:** 339.85 m

Drilled between September 20th and September 24th, 2006, this drill hole targeted surface mineralization in the river located on the western end of the magnetic and radiometric trend. Mineralization was expected near the top of the hole but was not intersected. The hole collared into 45 m of metamorphosed intermediate volcanic rocks with patchy hematite alteration and some chlorite-magnetite-calcite +/- hematite though no significant mineralization was encountered. This unit was underlain by the coarse feldspar-porphyritic felsic intrusive, numerous mafic dykes and into a fault within metamorphosed intermediate volcanic rock. The fault correlates with that in holes nearby

and does not seem to cause significant displacement. The hole was completed at 339.85 m within an extensive quartz monzonite.

JL06-045 **Azimuth:** 315° **Dip:** -70° **E:** 332955 **N:** 6065893 **EOH:** 443.79 m

Located 100 m on-section to the southeast from drill holes JL06-018/019/020, this drill hole has a final depth of 443.79 m. Drilled between September 23rd and October 2nd, 2006, JL06-045 cored sequences of strongly to intensely silicified felsic volcaniclastics and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional coarse, feldspar-porphyritic felsic intrusives. Between 111.56 m and 114.60 m depth, maximum scintillometer values reached 1459 cps (in hand); between 270.05 m and 321.87 m depth, maximum scintillometer values ranged from 285 to 5148 cps; and from 346.25 m to 358.44 m depth, maximum scintillometer values ranged from 1289 cps to 3061 cps. Anomalous radioactivity is hosted with a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-046 **Azimuth:** 360° **Dip:** -45° **E:** 332402 **N:** 6065773 **EOH:** 304.19 m

This hole is a test of the magnetic anomaly along trend from known mineralization to the east and represents the westernmost drill hole to date. A thick sequence of mafic intrusions and dykes with minor felsic intrusions were cored throughout this hole. No significant mineralization was encountered.

JL06-047 **Azimuth:** 315° **Dip:** -70° **E:** 332921 **N:** 6065862 **EOH:** 398.37 m

This drill hole is located 100 m, on section, to the southeast from drill holes JL06-028/030 and has a final depth of 398.37 m. Drilled between September 29th and October 4th, JL06-047 cored sequences of intensely silicified heterolithic volcaniclastic mylonite and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar-porphyritic felsic intrusives. Slight mineralization was encountered in this drill hole, with maximum scintillometer values reaching 784 cps (in hand) at 252.20 m depth, 796 cps at 258.00 m depth, and 942 cps at 275.85 m depth. This anomalous radioactivity was hosted within highly strained and strongly pervasively hematite altered metamorphosed intermediate volcanics, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-048 **Azimuth:** 315° **Dip:** -45° **E:** 332921 **N:** 6065862 **EOH:** 255.55 m

Located 100 m to the southwest of JL06-014/015 and on section with JL05-003/JL06-009, this drill hole has a final depth of 255.55 m. Drilled between October 2nd and October 5th, 2006, JL06-048 cored sequences of biotite-rich metamorphosed mafic intrusives and metamorphosed intermediate volcanics, both of which were cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar porphyritic felsic intrusives. From 31.39 m to 46.63 m depth, maximum scintillometer values ranged between 463 cps and 2582 cps (in hand), and from 131.98 m

to 147.22 m depth, maximum scintillometer values ranged from 264 cps to 1168 cps. Anomalous radioactivity was hosted within highly strained and strongly pervasively hematite altered metamorphosed intermediate volcanics, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-049 **Azimuth:** 315° **Dip:** -70° **E:** 332988 **N:** 6065934 **EOH:** 376.73 m

This drill hole is located on a ~100 m step-back to the southeast of JL06-018/019/020 and is approximately 25 metres off-section to the northeast. The drill hole had a final depth of 376.73 m. Drilled from October 4th to October 16th, 2006, JL06-049 cored sequences of highly strained heterolithic volcaniclastics, biotite-rich metamorphic mafic intrusives and metamorphosed intermediate volcanics, all of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. From 260.91 m to 306.63 m depth, maximum scintillometer values ranged from 264 to 3193 cps (in hand); and from 343.20 m 355.40 m depth, maximum scintillometer values ranged from 726 to 4398 cps. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-050 **Azimuth:** 315° **Dip:** -70° **E:** 332946 **N:** 6065965 **EOH:** 357.53 m

Drilled between October 5th and October 10th, 2006, this drill hole is located approximately 100 m to the east of JL06-018/019/020 and has a final depth of 357.53 m. JL06-050 cored sequences of biotite-rich metamorphosed mafic intrusives and metamorphosed intermediate volcanics, cut by abundant pre/syn- and post-kinematic mafic dykes and occasional zones of coarse, feldspar porphyritic felsic intrusives. From 217.32 m to 256.95 m depth, maximum scintillometer values ranged from 243 cps to 4280 cps (in hand). Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

JL06-051 **Azimuth:** 315° **Dip:** -45° **E:** 332850 **N:** 6066041 **EOH:** 256.96 m

This drill hole is located on a ~50 m step-out to the northeast of JL06-043 to test the plunge/extension of the mineralized zone. The drill hole had a final depth of 256.96 m. Drilled from October 16th to October 21st, 2006, JL06-051 cored sequences of highly strained metamorphosed intermediate volcanics and biotite-rich metamorphic mafic intrusives, both of which were cut by abundant mafic dykes and occasional zones of coarse feldspar-porphyritic felsic intrusives. Minor mineralization was encountered in this drill hole: from 141.12 m to 159.41 m depth, maximum scintillometer values ranged from 276 to 1276 cps (in hand), with minor anomalous spikes of elevated scintillometer readings throughout. Anomalous radioactivity is hosted within a highly strained, strongly pervasively hematized metamorphosed intermediate volcanic, with abundant amphibole +/- pyroxene +/- calcite +/- pyrite veining to stockworking.

13.3.3 Discussion

Initial components of the Jacques Lake diamond drill programs, including the 2005 program and early portion of the 2006 program, focused on testing the two airborne U/Th anomalies and follow-up results returned from the 2005 field program. Further drilling indicates mineralization occurring along strike to the southwest of the western radiometric anomaly with the most significant results occurring with little or no airborne U/Th signature. In addition, five holes were drilled approximately 1.2 – 2.5 km to the northeast, along strike, from the western radiometric anomaly.

a) Eastern Radiometric Anomaly - Drill holes JL06-08 through JL06-011 were drilled from the top of the ridge to the south of Jacques Lake over a 200 m strike length, in order to test the eastern branch of the airborne U/Th anomaly and follow up results returned in 2005. Drill holes JL06-08 through JL06-011 all intersected zones of anomalous radioactivity (>200 cps over several m) **(Figures 13.7 and 13.8 and Table 13.6).**

In drill core, a drastic increase in strain was observed from southeast to northwest, with the heterolithic volcaniclastic unit being relatively unstrained and unfoliated in the south-east and becoming progressively higher strain towards the north-west. The "cliff" at Jacques Lake represents the centre of this high strain corridor.

b) Western Radiometric Anomaly - Drill holes JL06-012 through JL06-020 were drilled from the base of the ridge in order to test the western branch of the airborne U/Th anomaly and follow up on results returned from JL05-005. The holes, JL06-018, JL06-019 and JL06-020, drilled 100 m from the head of the anomaly, returned the most significant results from the Jacques Lake drilling program with intercepts up to **0.11 %U_3O_8/57.71 m.**

Consequently, these intercepts resulted in the drill program being modified to follow mineralization along strike to the southwest with the majority of holes being drilled to delineate the extension of anomalous radioactivity. Of these drill holes, JL06-028 and JL06-030 (located 50 m to the southwest of JL06-018/019/020) returned intercepts up to **0.07%U_3O_8/56.50 m including 1.10%U_3O_8/9.00 m** and JL06-032, JL06-034 and JL06-035 (located 150 m to the southwest of JL06-018/019/020) returned intercepts up to **0.30%U_3O_8/11.00 m** and **0.10%U_3O_8/25.50 m**.

In addition, holes JL06-045, JL06-047, and JL06-049 were collared up the slope of the ridge to test the extent of mineralization down-dip of several drill holes that had significant results returned. These were drilled approximately on section with JL06-018/019/020, JL06-024A/026 and JL06-028/030 to depths ranging from 376.73 m to 443.79 m. Significant results returned from these drill holes include **0.13%U_3O_8/27.50 m including 0.25%U_3O_8/5.35 m** and indicate the extent of mineralization is open at depth.

Drill holes JL05-006 and JL05-007, collared further to the north-east from JL05-005, did not intersect any anomalous radioactivity downhole. The position of these drill holes corresponds to the main body of the western radiometric anomaly, indicating that this portion of the airborne anomaly may be a product of a boulder dispersion train, sourced from the outcropping mineralization in the south-western portion of the project area. This conclusion is supported by the presence of radioactive boulders, similar in appearance to outcropping mineralization, along the Jacques Lake trend.

c) Northern Radiometric Anomalies – Five drill holes, JL06-031; JL06-033; JL06-036A (JL06-036 was abandoned due to drilling difficulties); JL06-038; and JL06-040, targeted several smaller U/Th airborne anomalies located approximately 1.2 – 2.5 km to the northeast, along strike, from the western radiometric anomaly. Narrow anomalous mineralization was encountered in JL06-031 and JL06-033, but the remaining drill holes returned no significant values. As in JL05-006 and JL05-007, the airborne anomalies observed in this section of the Jacques Lake target area may be a result of glacial transport of radioactive material from the southwest.

d) Summary - Uranium mineralization observed in Jacques Lake drill core is associated with a fine-grained to aphanitic, highly strained to mylonitic metamorphosed intermediate volcanic unit. This unit is variably pervasively hematite-altered, with strong magnetite + actinolite + calcite veining. Anomalous intersections were generally broad and generally in excess of 10 m. High-grade values (*i.e.,* intersection with > 1000 cps) were generally discreet with down-hole lengths of 20 cm maximum. Similarities with Michelin mineralization include variable hematite alteration within a strongly sheared host rock. However, the intensity of magnetite and calcite veining is much higher at Jacques Lake as well as overall SiO_2 content in whole-rock geochemistry is significantly lower.

In summary, drilling at Jacques Lake intersected anomalous zones of uranium mineralization over a strike length of approximately 500 m on and to the southwest of the Western anomaly and 200 m on the Eastern anomaly. This may represent a continuous sheet or a series of individual uraniferous shoots. Observations from drill core include a strong stretching lineation of approximately 70° to the south-east so the potential exists for shoots similar in style and size to the main Michelin zones.

In light of the 2006 results from drilling at Jacques Lake, an intensive follow-up drill program is recommended for 2007. This drill program will initially test the down-dip and down-plunge extension of existing mineralization as well as the possible strike extensions of the known mineralized zones. As the drill holes with most significant results were collared in areas with little or no airborne U/Th signature and known mineralization has not been tested at depths greater than 200 vertical metres, the potential for other discoveries within the Jacques Lake target area is considered excellent.

Figure 13.7: Jacques Lake Target Area, DDH Cross-Section JL06-018, 019, 020



-100 mE
0 mE
100 mE
200 mE
300 mE
400 mE
200 mN
100 mN
0 mN
-100 mN
Ore Zone
2006 CMB Project
Jacques Lake Target
Drill Section with Geology
and ore zone
looking -45 degrees

Figure 13.8: Jacques Lake Target Area, DDH Vertical Section



SW
NE
JL-06-32
0.30% U3O8 over 11.0 m
JL-06-43
0.11% U3O8 over 32.72m
JL-06-18
0.21% U3O8 over 21.0 m
JL-05-05
JL-06-12
JL-06-37
JL-06-23A
JL-06-22
JL-06-16
JL-06-14
JL-06-13
JL-06-15
JL-06-24A
JL-06-17
JL-06-19
0.10% U3O8 over 46.0 m
JL-06-35
0.10% U3O8 over 25.5 m
JL-06-27
JL-05-04
JL-06-26
JL-06-34
0.19% U3O8 over 14.0 m
JL-06-11
JL-06-28
0.12% U3O8 over 37.0m
JL-06-30
0.06% U3O8 over 51.0m
JL-06-25
JL-06-20
0.11% U3O8 over 57.7 m
JL-06-21
JL-06-45
0.13% U3O8 over 27.5 m and
0.12% U3O8 over 10.0 m
JL-06-10
0
100
200
metres
a_rora
energy to change the world
IDW Interpolation - 5m cell size
Jacques Lake Long Section as of 1 December, 2006

Table13.6: Summary of 2006 Jacques Lake Assay Composites

Hole ID	From	To	Interva	% U_3O_8
JL06-08	332.00	334.49	2.49	0.15
incl.	334.00	334.49	0.49	0.30
JL06-09	300.00	310.00	10.00	0.12
incl.	302.35	305.47	2.12	0.35
and	308.00	310.00	2.00	0.10
JL06-010	292.00	302.00	10.00	0.11
incl.	297.00	299.00	2.00	0.23
and	280.43	281.30	0.33	0.87
JL06-011	NSV			
JL06-012	NSV			
JL06-013	8.00	10.00	2.00	0.12
and	87.42	89.54	2.12	0.11
JL06-014	60.08	72.00	11.92	0.08
incl.	69.00	72.00	3.00	0.11
and incl.	62.00	64.00	2.00	0.09
JL06-015	78.00	83.00	5.00	0.12
and	93.00	97.50	4.50	0.09
and	121.00	122.00	1.00	0.10
JL06-016	168.50	174.06	5.56	0.07
JL06-017	92.50	95.76	3.26	0.21
and	197.00	198.00	1.00	0.15
JL06-018	96.54	117.56	21.02	0.21
incl.	96.54	99.50	3.85	0.21
and incl.	102.50	114.50	12.00	0.30
and	122.00	127.00	5.00	0.11
JL06-019	118.00	164.00	46.00	0.10
incl.	118.00	143.00	25.00	0.12
incl.	138.00	143.00	5.00	0.12
JL06-020	137.89	195.60	57.71	0.11
incl.	137.89	159.00	21.11	0.13
and incl.	176.00	181.00	5.00	0.20
and incl.	187.50	194.50	7.00	0.20
JL06-022	64.00	77.00	13.00	0.12
and	80.50	82.50	2.00	0.10
and	90.50	91.70	1.20	0.11
and	94.90	97.00	2.10	0.12
and	199.00	200.00	1.00	0.19
JL06-023	76.50	89.50	13.00	0.15
JL06-023A	78.00	94.00	14.50	0.12
and	204.50	206.50	2.00	0.14
JL06-024A	132.70	133.70	1.00	0.12
JL06-025	22.45	23.45	1.00	0.14
JL06-026	169.00	177.00	8.00	0.09
and	202.70	208.70	6.00	0.10
and	232.50	234.65	2.15	0.13
and	281.56	283.56	2.00	0.10

JL06-027	NSV			
JL06-028	90.00	127.00	37.00	0.12
JL06-029	NSV			
JL06-030	113.50	170.00	56.50	0.07
incl.	113.50	122.50	9.00	1.10
and incl.	134.00	139.00	5.00	0.17
and incl.	151.00	161.00	10.00	0.14
JL06-031	NSV			
JL06-032	37.00	48.00	11.00	0.30
and	61.50	62.50	1.00	0.18
and	117.00	118.81	1.81	0.14
JL06-033	NSV			
JL06-034	39.50	53.50	14.00	0.19
and	58.50	60.50	2.00	0.11
and	133.00	134.93	1.93	0.16
and	175.74	183.50	7.76	0.06
JL06-035	45.00	70.50	25.50	0.10
and	272.00	273.00	1.00	0.13
JL06-036A	NSV			
JL06-037	NSV			
JL06-038	NSV			
JL06-039	NSV			
JL06-040	NSV			
JL06-041	NSV			
JL06-042	NSV			
JL06-043	9.58	39.00	29.42	0.11
including	9.58	13.00	3.42	0.30
and incl.	19.00	25.18	6.18	0.16
and incl.	30.30	39.00	8.70	0.12
JL06-044	NSV			
JL06-045	278.50	306.00	27.50	0.13
including	278.50	283.00	4.50	0.16
and incl.	287.80	293.50	5.35	0.25
and	347.00	357.00	10.00	0.12
JL06-046	No Samples taken			
JL06-047	275.00	276.15	1.15	0.12
JL06-048	33.78	35.85	2.07	0.16
and	44.00	47.00	3.00	0.22
JL06-049	295.00	305.00	10.00	0.18
and	349.58	354.50	4.92	0.21
and	265.00	271.00	6.00	0.11
and	277.00	278.00	1.00	0.21
JL06-050	239.05	256.18	17.13	0.16
JL06-051	NSV			

13.4 GEAR TARGET AREA

13.4.1 Introduction

A total of **four diamond drill holes** were completed on the Gear property during the 2006 field season (**Figure 13.9**). This work produced **792.08 m** of core. Drilling was focused on confirming results from Brinex drilling and testing the down dip exploration potential beneath know zones of uranium mineralization. Details of the drilling can be found in **Table 13.7** and in the following descriptions.

Figure 13.9: Gear Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology



Post Hill Mafic
Lavas, Tuffs and
Amphibolite
337100 mE
337200 mE
337300 mE
Aillik Sandstone,
Siltstone and Schist
G70-147
G70-145
G70-149
G70-140
G-06-02

Table 13.7: Summary of 2006 Gear Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azi	Dip	TD (m)
Gear Data = NAD 83, Zone 21						
G06-001	337198	6091258	140	300	-60	48.67
G06-001A	337198	6091258	140	300	-60	279.50
G06-002	337198	6091258	143	300	-75	273.41
G06-003	337149	6091370	143	300	-45	190.50
					Total:	792.08m

13.4.2 Drill Hole Summaries

G06-001 **Azimuth:** 300° **Dip:**-60° **E:** 337081 **N:** 6091036 **EOH:** 48.67 m

Drilling commenced on the Gear property on October 16, 2006 with a twin of Brinex hole G70-146. The hole was terminated ahead of schedule the following day due to drill rods being stuck and drilling was unable to continue. The drill was shifted as little as possible and the hole was re-started.

G06-001A **Azimuth:** 300° **Dip:**-60° **E:** 337081 **N:** 6091036 **EOH:** 279.50 m

This twin of Brinex hole G70-146 was re-started on October 17th, 2006. The drill cored into a mylonitic metaconglomerate which graded into a mylonitic arkose at an approximate depth of 30m. The mylonitic arkose continued to a depth of 180 m with variable amounts of hematite, chlorite and epidote alteration. Disseminated carbonate occurred for patches throughout this interval. As well, abundant mafic dykes and occasional felsic dykes cut the unit. At 180 m a pre-kinematic mafic dyke separated the arkose from the underlying mylonitic argillite. Sulphide veining began to occur at this depth. It was dominated by pyrite, chalcopyrite and later in the hole (after 246 m) pyrrhotite. Mineralization occurred within the argillite from 217-259 m. This unit also hosted strong magnetite, abundant biotite and numerous fine-grained mafic veinlets. Three intervals of radioactivity occur as follows: 217-221 m averaged 496 cps, 222.5-231 m averaged 748 cps and 229-231 m averaged 1460 cps. The maximum scintillometer value recorded was 5940 cps at 230.20 m (all in hand measurements). No radioactivity was detected after 259 m. The mylonitic argillite graded into a wacke at ~270 m. Drilling finished at a total depth of 279.50m on October 20th, 2006.

G06-002 **Azimuth:** 300° **Dip:**-75° **E:** 337081 **N:** 6091036 **EOH:** 273.41 m

G06-002 was commenced on October 20th, 2006 in the same location as G06-001/01A at the steepened dip of -75°. Its intention was to test the down-dip extension of mineralization. As expected the lithologies were very similar to the previous hole. The mylonitic metaconglomerate dominated the upper ~73 m of the drill hole. Underlying this was the mylonitic arkose with variable amounts and intensities of hematite, chlorite and epidote alteration. No radioactivity was encountered in the drill hole. The pre

kinematic mafic dyke seen at a depth of 180 m in the shallower hole may have been intersected at a depth of 257 m however it was underlain by additional mylonitic arkose as opposed to the argillite. The results of this drill hole demonstrate very steeply dipping units and projects mineralization at depth of approximately 300-330 m. A deeper hole is needed to test the down-dip extension of mineralization at Gear.

G06-003 **Azimuth:** 300° **Dip:**-45° **E:** 337081 **N:** 6091148 **EOH:** 190.55 m

This third and final drill hole at Gear during the 2006 field season served as a twin hole to Brinex G68-143. It started coring on October 22nd, 2006. The upper 20 m consisted of gneiss that was followed by mylonitic metasediments to a depth of 47 m. Abundant mafic dykes cut both units. The remainder of the drill hole was dominated by mylonitic argillite which hosted mineralization from 66-90 m. The following intervals of radioactivity were intersected: 66.85-74.86 m averaged 460 cps (lower 1.5 m averaged 1115 cps), 76.11-79.26 m averaged 504 cps and 80.75-90.30 m averaged 624 cps (lower 2m averaged 1185 cps). The maximum scintillometer value recorded was 5175 cps at 88.80 m (all in hand measurements). The argillite also hosted veinlets of pyrite, chalcopyrite and pyrrhotite (with minor arsenopyrite), which appeared in up to 5% abundance for 1-2 m intervals. A 7 m interval of wacke occurred at 118 m depth. The remainder of the drill hole consisted of mylonitic argillite. Drilling terminated on October 24th, 2006 at a depth of 190.55 m.

13.4.3 Discussion

Twin holes G06-001A and G06-003 returned values comparable with original Brinex results **(Figure 13.10 and Table 13.8)**. G06-001 shows good correlation with results from G70-146 in the upper portions of the hole. Local variability of mineralization in the host rock likely accounts for the offset of results from lower in the holes. This work will provide the framework for future exploration in the area.

Exploration hole G06-002 was stopped prior to target depth and failed to intersect the expected mineralization. The sequence cut in G06-01A and G06-002 indicate a steep dip to the south, indicating that the argillaceous unit hosting the mineralized sequence intersected in G06-01A extends to depth. The work carried out in 2006 will form the basis of a more extensive 2007 program to further assess the Gear target area.

Mineralization in the Gear target area is hosted within proto-mylonitic argillite with patchy disseminated carbonate and magnetite. Sulphides are present within the mineralized zone. Clusters of pyrite, chalcopyrite and occasional pyrrhotite occur with up to 5% abundance locally.

Figure 13.10: Cross Section of DDH G06-001A and G06-002 with interpreted geology and % U_3O_8 assay histograms



NW
SE
Overburden
Proto-mylonitic
clastic
metasediments
Felsic
Dyke
Meta-argillite
Mafic Dykes
G06-01A
279.5m
Mineralized
Zone
G06-02
273.41m
150mRL
100mRL
50mRL
0mRL
-50mRL
-100mRL
-150mRL
Aurora Energy Resources Inc.

Table 13.8: Gear Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
G06-01A	217.32	220.98	0.102	3.66	**G70-146**	210.01	213.36	0.09	3.35
and	222.81	225.00	0.128	2.19	and	220.98	222.5	0.24	1.52
and	229.00	231.00	0.332	2.00	and	245.06	347.95	0.25	2.9
					and	248.72	250.85	0.15	2.6
G06-002	NSV								
G06-003	73.00	74.86	0.167	1.86	**G70-143**	70.13	74.68	0.13	4.54
and	81.50	83.50	0.110	2.00	and	79.25	80.41	0.55	1.16
and	87.50	89.50	0.098	2.00					

13.5 INDA TARGET AREA

13.5.1 Introduction

One diamond drill hole totaling **200.25 m** was completed at the Inda property during the 2006 field season (**Figure 13.11**). The objective of this hole was to test mineralization intersected in 1969 by Brinex and provide results for an updated resource calculation of the Inda target area. Details of the drilling can be found in **Table 13.9** and in the following descriptions.

Figure 13.11: Inda Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology


Post Hill Mafic
Lavas, Tuffs and
Amphibolite
334700 mE
Aillik Sandstone,
Siltstone and
Schist
6089100 mN

Table 13.9: Summary of 2006 Inda Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimut	Dip	TD (m)
Inda Data = NAD 83, Zone 21						
I06-001	334724	6089504	98.75	325	-85	200.25
					Total:	200.25 m

13.5.2 Drill Hole Summaries

I06-001 **Azimuth:** 325° **Dip:**-85° **E:**334656 **N:**6089282 **EOH:**200.25 m

Located on the Inda Prospect of the Inda Lake Trend, I06-001 was drilled as a twin to Brinex hole N-69-65. Drilled from October 22nd to October 24th, 2006 the drill hole had a final depth of 200.25 m. I06-001 cored sequences of quartzite and metamorphosed felsic volcanics (possibly metasediments) both highly strained to mylonitic and aphanitic, as well as sequences of amphibolite, all of which were occasionally cut by syn- and post-kinematic mafic dykes. Significant mineralization was encountered in this drill hole. From 111.86 m to 166.73 m maximum scintillometer values ranged from 426 to >10 000 cps (in hand). Anomalous radioactivity was hosted within a highly strained, aphanitic, felsic metavolcanic (possibly metasediments) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. In addition, the mineralized intervals hosted a significant concentration of sulphides, including chalcopyrite and pyrite.

13.5.3 Discussion

Assay results from the upper portions of twin hole I06-001 returned values broadly in agreement with those returned from Brinex hole N69-65 **(Figure 13.12 and Table 13.10)**. However, the lower portions of I06-001 show a poor correlation with N69-65. Zones of mineralization cut in N69-65 were absent from I06-001 and conversely, zones of mineralization intersected in I06-001 were absent in the original Brinex drilling. Among these disparities, **I06-001** returned **6.7% U_3O_8 over 1.08m**, marking the highest individual assay from drill core for the 2006 program. This interval was characterized by a 5cm uranophane veinlet cutting the core axis at a very low angle. This veinlet would likely not have been cut had the drill string followed a path differing by a metre or less. Bedding and local foliation in the Inda area are quite steep and in general, fabric to core axis angles were quite low.

Mineralized intervals in the Inda Lake core were characterized by a highly strained, aphanitic, felsic metavolcanic (possibly metasedimentary) which contained abundant actinolite + calcite + chlorite +/- pyrite veining to stockworking. The unit was strongly and pervasively hematized as well as strongly magnetic. Additionally, mineralized intervals hosted a significant concentration of sulphide minerals, notably

chalcopyrite and pyrite. The work carried out in 2006 will form the basis of a more extensive 2007 program to further assess the Inda target area

Figure 13.12: Cross Section of DDH I06-001 showing interpreted geology and % U_3O_8 assay histograms



I06-01
NW
Az: 325 Dip: -85
SE
0
100
200
TD: 200.25m
100mRL
75mRL
50mRL
25mRL
0mRL
-25mRL
-50mRL
-75mRL
-100mRL
-125mRL
Inda Lithologies
Felsic metavolcanics
Mafic Dyke
Mafic metavolcanics
Meta-quartzite
Metamorphosed mafic intrusion
Mineralized felsic metavolcanics
Aurora Energy Resources Inc
Inda Lake Trend
Inda Target
I06-01
NAD 83 UTM Zone 21

Table 13.10: Inda Lake Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
I06-001	49.00	52.00	0.058	3.00	N69-65	47.61	50.78	0.05	3.17
and	117.00	122.00	0.118	5.00	N69-65	118.99	127.56	0.19	8.56
and	138.52	143.00	0.142	4.48	N69-65	136.25	137.56	0.07	1.31
and	146.88	150.50	2.185	3.62	N69-65	146.79	149.87	0.04	3.08
and	163.50	166.40	0.390	2.90	N69-65	154.53	157.79	0.44	3.26
					N69-65	166.18	171.3	0.05	5.12
					N69-65	178.09	179.5	0.05	1.4

13.6 NASH TARGET AREA

13.6.1 Introduction

Two diamond drill holes totaling **140.82 m** were completed at the Nash property during the 2006 field season (**Figure 13.13**). These holes tested the mineralization recorded by Brinex in 1969. Details of the drilling can be found in **Table 13.11** and in the following summaries.

Figure 13.13: Nash Target Area, Plan Map of 2006 and Historical DDH Locations with Brinex Geology



Post Hill Mafic Lavas, Tuffs and Amphibolite
Aillik Sandstone, Siltstone and Schist
Aillik Ash, Mudstone and Siltstone
Aillik Porphyritic and Non-Porphyritic Rhyolite, Felsic Tuffs
332000 mE

Table 13.11: Summary of 2006 Nash Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Nash Data = NAD 83, Zone 21						
N06-001	331882	6087639	182.33	315	-85	75.29
N06-002	331882	6087639	182.33	315	-45	65.53
					Total:	**140.82m**

13.6.2 Drill Hole Summaries

N06-001 **Azimuth:** 315° **Dip:** -85° **E:**331814 **N:**6087417 **EOH:**75.29 m

Located on the Nash Prospect of the Inda Lake Trend, N06-001 was drilled as a twin to the Brinex DDH N-69-20. Drilling began on October 24th, 2006 and finished the following day at a total depth of 75.29m. N06-001 cored sequences of highly strained to mylonitic, aphanitic metasediments and highly strained amphibolite, both occasionally cut by post-kinematic diorite dykes. From 26.52 to 32.61 m maximum scintillometer values ranged from 899 to 3529 cps (in hand). Anomalous radioactivity is hosted within aphanitic and mylonitic metasediments. The unit has strong pervasive hematite alteration and is highly magnetic. Veining of actinolite + calcite + chlorite +/- pyrite is abundant and occasionally occurs as stockworking.

N06-002 **Azimuth:** 315° **Dip:** -45° **E:**331814 **N:**6087417 **EOH:**65.53 m

Located on the same set-up as N06-001, N06-002 was drilled as a twin to the Brinex DDH N-69-19. The drill cored sequences of highly strained to mylonitic, aphanitic metasediments and highly strained amphibolite, both occasionally cut by post-kinematic diorite dykes. From 22.86 to 28.96 m maximum scintillometer values ranged from 2292 to 3039 cps (in hand). Anomalous radioactivity was hosted in the same unit as encountered in N06-001. Drilling was completed on October 26th, 2006 at a final depth of 65.53m.

13.6.3 Discussion

Twin holes N06-001 and N06-002 returned values broadly in agreement with Brinex results. N06-001 returned 0.205% U_3O_8 over 4m, while the original Brinex hole, N69-20, intersected 0.21% U_3O_8 over 5.18m **(Figure 13.14 and Table 13.12).** Additionally, N06-002 returned 0.246 % U_3O_8 over 3.41 m compared to the original result of 0.27 % U_3O_8 over 3.35 m in Brinex drill hole N69-19. The slight differences in interval length are likely due to the natural variation of uranium mineralization within the Post Hill sequence, while the offset between intervals can likely be attributed to differing heights of the drill rigs in the 2006 versus 1969 drilling. The work carried out in 2006 will form the basis for future exploration on the Nash property.

Figure 13.14: Cross Section of DDH N06-001 and N06-002 showing interpreted geology and % U_3O_8 assay histograms


NW
SE
Overburden
Intermediate dyke
Mineralized zone
Meta-mafic intrusive
Meta-shale
Meta-argillite
180mRL
140mRL
120mRL
100mRL

Table 13.12: Nash Target, Comparison of 2006 and Brinex Assay Composites

Aurora Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)	Brinex Hole ID	From (m)	To (m)	% U_3O_8	Interval (m)
N06-001	28.00	32.00	0.205	4.00	**N69-20**	29.26	34.44	0.21	5.18
N06-002	23.38	26.79	0.246	3.41	**N69-19**	25.3	28.65	0.27	3.35

13.7 RAINBOW TARGET AREA

13.7.1 Introduction

During the 2006 field season, a total of **15 diamond drill holes** with a cumulative length of **2483.51 m** were completed on the Rainbow Property **(Figure 13.15).** Drilling commenced on July 7th and was completed on August 8th, 2006. The focus of the program was to verify historic drilling and to test for the possibility of ore shoots oriented similarly to those at the Michelin Deposit that lies approximately 2 km to the north-northeast.

Details concerning the individual holes are listed below in **Table 13.13** and in the summaries that follow.

Figure 13.15: Rainbow Target Area, Plan Map of 2006 DDH Locations


Aurora Energy Inc.

Table 13.13: Summary of 2006 Rainbow Drilling

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Rainbow Data = NAD 83 Zones 20 &						
RZ06-001	306340	6050407	304	320	-45	35.97
RZ06-001A	306340	6050407	304	320	-45	151.18
RZ06-002	306307	6050350	304	330	-45	139.29
RZ06-003	306351	6050288	306	330	-45	184.71
RZ06-004	306369	6050261	296	330	-45	242.93
RZ06-005	306259	6050350	317	330	-45	90.53
RZ06-006	306304	6050283	313	330	-54	166.73
RZ06-007	306228	6050296	315	330	-45	112.17
RZ06-008	306228	6050296	315	330	-72	139.29
RZ06-009	306426	6050447	310	330	-45	200.25
RZ06-010	306426	6050447	310	330	-70	149.95
RZ06-011	306411	6050378	310	330	-45	133.20
RZ06-012	306411	6050378	310	330	-70	160.93
RZ06-013	306502	6050434	312.2	330	-45	136.25
RZ06-014	306502	6050434	312.2	330	-70	175.87
RZ06-015	693978	6050072		330	-45	264.26
					Total:	**2,483.51**

13.7.2 Drill Hole Summaries

RZ06-001A **Azimuth:** 330° **Dip:** -45° **E:** 306340 **N:** 6050407 **EOH:** 151.18 m

This hole was drilled at the location of the Brinex hole RZ-71-06 as a confirmatory hole. It commenced on July 8, 2006 and was completed on July 10, 2006 at a final depth of 151.18 m. The core consisted of metamorphosed felsic volcanics to a depth of 58.71 m and underlain by interlayered felsic and mafic intrusives until 113.29m. From 113.29-147.36 m another sequence of metamorphosed felsic volcanic rock was cored, the final 3.82 m intersected felsic intrusive rocks. There were a few small mafic dykes throughout.

Mineralization is associated with the metamorphosed felsic volcanic rock, specifically the mafic minerals within. Mineralization was is very fine grained and therefore visually difficult to determine. Scintillometer values reached a maximum of 2745 cps from 39.11-58.71 m and averaged 800 cps in hand. A second lesser zone from 113.3-141.08 m had a maximum of 664 cps and averaged 350 cps in hand. These results correlate to those of RZ-71-06. RZ06-001 had to be restarted due to problems with drill pad.

RZ06-002 **Azimuth:** 330° **Dip:** -45° **E:** 306307 **N:** 6050350 **EOH:** 139.29 m

This hole was located about 50 m southwest of RZ06-001A to test for mineralization along strike. It commenced on July 10, 2006 and was completed on July 11, 2006 at a final depth of 139.29 m. The hole cored metamorphosed felsic volcanic rock with few thick mafic dykes to 79.32 m. The rest of the hole consisted of both mafic and felsic intrusive rocks that were cut by mafic dyking. Mineralization is associated with the

mafic minerals (amphibole, biotite) in the metamorphosed felsic volcanics. Strong mineralization occurred 64.42 m for 7.28 m; maximum scintillometer value 4023 cps with an average of 1344 cps. Weaker mineralization continued to a depth of 79.32 metres (7.62 m) with maximum value of 630 cps and an average of 325 cps in hand. The mineralization was occurred where the zone was projected from surface.

RZ06-003 **Azimuth:** 330° **Dip:** -45° **E:** 306351 **N:** 6050288 **EOH:** 181.74 m

This hole was collared approximately 50 m southeast and along section from RZ06-002 to test the down-dip continuity of the mineralized zone. Drilling occurred July 11-13, 2006 and the hole was completed at a final depth of 181.74 m. The hole cored a series of metamorphosed felsic volcanic rocks, with a few mafic dykes, mafic and felsic intrusive rocks throughout in the upper 145.06 m. The rest of the hole consisted of mostly mafic intrusive rocks with minor felsic intrusives and mafic dykes. There was no mineralization encountered in this hole and the felsic volcanic rocks were relatively mafic poor compared to mineralized zones in other holes. Mafic intrusive rocks were intersected where the mineralized zone was projected from surface.

RZ06-004 **Azimuth:** 330° **Dip:** -45° **E:** 306369 **N:** 6050261 **EOH:** 242.93 m

RZ06-004 was drilled to test for mineralization further down dip of holes RZ06-002 and RZ06-003, and collared 100 m 30 m southeast of the holes respectively. Drilling was completed July 13-16, 2006 at 242.93 m final depth. The dominant lithology in the hole consisted of pervasively silicified felsic metavolcanic rocks with weak hematization and moderate strain. This sequence was cut by several chlorite-rich mafic dykes and a 10 m felsic intrusion. At approximately 180 m depth a 60 m mafic intrusion was intersected and continued to bottom of the hole. The typical host for mineralization on the Rainbow property, felsic metavolcanic rocks lacking silicification or hematite alteration, was not intersected in this hole. Mafic intrusive rocks were cored where mineralization was anticipated.

RZ06-005 **Azimuth:** 330° **Dip:** -45° **E:** 306259 **N:** 6050350 **EOH:** 90.53 m

RZ06-005 was situated approximately 50 m west of RZ06-002 and 100 m southwest of RZ06-001A to test the mineralization along strike. Coring began July 16, 2006 and finished the following day at 90.53 m. The upper 54.39 m consisted of pervasively silicified moderately strained to locally mylonitic felsic metavolcanic rocks which were cut by two mafic dykes. Mineralization occurred within mylonitic felsic metavolcanics from 48-54.4 m and is associated with increased chlorite. The scintillometer values averaged 437 cps with a maximum of 1231cps (in hand measurements). Mineralization occurred 5-10m above the projected depth and was cut off by a chlorite- and biotite-rich mafic intrusion. Coarse grained felsic dyke was intersected in the lower 3 m of the hole.

RZ06-006 **Azimuth**: 330° **Dip**: -54° **E:** 306304 **N:** 6050283 **EOH:** 166.73m

This hole began coring on July 18, 2006 and was collared approximately 80 m southwest of RZ06-005 with the intention of testing the down dip continuity of mineralization. It was completed on July 19, 2006 at a total depth of 166.73 m. The lithology in the upper 118.30 m consisted mainly of silicified felsic metavolcanic rocks with pervasive silicification which became patchy in the lower 3m. This unit was cut by both mafic and felsic dykes. Mafic intrusion with rare felsic dykes was intersected for the remainder of the hole. The mafic intrusion was intersected instead of the expected mineralization as projected from surface. Mineralization did not occur in this hole. Due to the lack of mineralization in this hole, the third hole planned on this section was cancelled.

RZ06-007 **Azimuth:** 330° **Dip:** -45° **E:** 306228 **N:** 6050296 **EOH:** 112.17 m

This hole was situated approximately 60 m southwest of RZ06-005 and was designed to test the western extent of the shallow mineralization intersected in RZ06-01a, RZ06-002 and RZ06-005. The drill began coring on July 20, 2006 and finished up the next day at a total depth of 112.17m. Mineralization was intersected at 68 m depth after drilling through intervals of silicified felsic metavolcanic rocks cut by mafic dykes. The mineralization had an average scintillometer value of 694 cps over 9 m and a maximum of 2283 cps (in hand measurements). The host rock consisted of the typical unsilicified, unhematized felsic metavolcanics with increased chlorite and fine grained mafic veinlets. It occurred shallower than anticipated according projection from surface. The mineralization was once again cut off by a chlorite- and biotite-rich mafic intrusion that was cored to the end of the hole.

RZ06-008 **Azimuth:** 330° **Dip:** -72° **E:** 306228 **N:** 6050296 **EOH:** 139.29 m

RZ06-008 was drilled at the same location as RZ06-007 at a steeper dip of -72°. The drill began coring on July 22, 2006 and finished the next day at a total depth of 139.29 m. Ninety metres of silicified felsic metavolcanic rocks cut by mafic and felsic dykes were drilled prior to the intersection of unsilicified felsic metavolcanic that typically hosts mineralization. At 97 m scintillometer values reached a maximum of 458 cps (in hand) and no significant interval of mineralization was intersected. At 98.37 a coarse grained felsic dyke truncated the felsic metavolcanic rock and was in turn underlain by the mafic intrusion which typically occurring at the bottom of the sequence.

RZ06-009 **Azimuth:** 330° **Dip:** -45° **E:** 306426 **N:** 6050447 **EOH:** 200.25 m

Due to the presence of mafic intrusive rock where mineralization was projected in drill holes RZ06-003, 04 and 06, the drill was moved northeast of RZ06-001A to test for an eastern ore shoot. RZ06-009 was situated approximately 90 m northeast of RZ06-001A to investigate positive historic drilling results in hole RZ-71-11. The drill began July 23, 2006 and finished on July 26, 2006 at a total depth of 200.25 m after coring the silicified felsic metavolcanic rocks underlying the mafic intrusion. From surface to approximately 55 m, silicified and weakly hematized felsic metavolcanic rocks with minor felsic and mafic dykes were intersected. This was underlain by 14 m of unsilicified

felsic metavolcanic rocks with the lower 5 m having a scintillometer average of 472 cps and a maximum of 1252 cps (in hand measurements). Mineralization was associated with pervasive chlorite. At 69.81 m the mafic intrusion, with variable amounts of fine grained chlorite and biotite, was intersected for approximately 60 m. Minor intervals of felsic dyking also occurred. At 134 m the silicified felsic metavolcanic rock re-appeared and dominated the remainder of the drill hole. No additional mineralization was intersected.

RZ06-010 **Azimuth:** 330° **Dip:** -70° **E:** 306426 **N:** 6050447 **EOH:** 149.95 m

RZ06-010 was drilled off the same pad as RZ06-009 at the steeper angle of -70°. Drilling commenced on July 27, 2006 and finished the following day at a total depth of 149.95 m. Approximately 100 m of fine grained, silicified felsic metavolcanic rocks with occasional unsilicifed intervals and dykes overlain the mineralized interval. From 103.00 m to 112.45 m scintillometer values averaged 447 cps and reached a maximum of 847 cps (in hand measurements). Mineralization was associated with pervasive chlorite- and biotite-rich mafic veinlets and the host rock lacked hematization or silicification. Again mineralization was abruptly terminated by the chlorite- and biotite-rich mafic intrusion.

RZ06-011 **Azimuth:** 330° **Dip:** -45° **E:** 306411 **N:** 6050378 **EOH:** 133.46 m

RZ06-011 began coring on July 28, 2006 approximately 25 m to the southeast of RZ06-001A. Its purpose was to test the down dip continuity of mineralized zone intersected in RZ06-001A. The hole was completed on July 29, 2006 at a total depth of 133.46 m. The upper 110.00 m of the drill hole was dominated by silicified felsic metavolcanic rocks which were intruded by both felsic and mafic dykes. Mineralization was intersected at a depth of 115.50 m with approximately 5.00 m of core averaging scintillometer values of 1226 cps and a maximum of 3577 cps (in hand measurements). Unsilicified felsic metavolcanic rocks with biotite-rich mafic veinlets played host to the mineralization. This host rock was cut by a schistose mafic intrusive rich in biotite and chlorite as seen in other drill holes on the Rainbow property.

RZ06-012 **Azimuth:** 330° **Dip:** -70 **E:** 306411 **N:** 6050378 **EOH:** 160.93 m

On July 29, 2006 drill hole RZ06-012 was commenced off the same pad as RZ06-011 at a steeper angle of -70°. It reached a final depth of 160.93 m on July 31, 2006. Approximately 100.00 m of silicified felsic metavolcanic rocks with two phases of dyking were cored before the intersecting the unsilicified felsic metavolcanic rocks. Scintillometer highs of 316 cps and 1101 cps were recorded at 106.00 m and 112.50 m respectively (in hand measurements). The remainder of the drill hole lacked any significant mineralization. At 140.00 m the schistose mafic intrusive was intersected and continued until the bottom of the hole.

RZ06-013 **Azimuth:** 330° **Dip:** -45 **E:** 306502 **N:** 6050434 **EOH:** 133.20 m

Hole RZ06-013, located approximately 75 m east of RZ06-009/10, started drilling on July 31, 2006. Its purpose was to test the dip and eastern extension of the mineralized

zone intersected in RZ06-001A. At total depth of 133.20 m, RZ06-013 was completed on August 1, 2006. Felsic metavolcanic rock with patchy weak silicification was intersected in the first 112.00 m. Approximately 1.50 m of mineralized core occurred at 107.00 m with an average of 450 cps and a maximum of 755 cps (in hand measurements). The mineralized zone was truncated by the fine grained mafic intrusion in which the hole was terminated.

RZ06-014 **Azimuth:** 330° **Dip:** -70 **E:** 306502 **N:** 6050434 **EOH:** 175.87 m

This hole was on the same set up as RZ06-013 and was drilled to test down dip mineralization. It commenced on August 1, 2006 and finished August 3, 2006 reaching a final depth of 175.87 m. The main lithologies encountered were fine grained metamorphosed felsic volcanic rocks with fine grained mafic dykes throughout. There were small hints of mineralization, associated with the felsic volcanic, located at 22.72 m, 67.32 m and 161.50-163.18 m having a max of 448 cps, 459 cps and 695 cps respectively, in hand. The bottom was comprised of the typical mafic intrusive, at 163.18 m.

RZ06-015 **Azimuth:** 330° **Dip:** -45 **E:** 693978 **N:** 6050072 **EOH:** 264.26 m

RZ06-015 was located in property license 10046M approximately 300 m southwest of 2006 drilling and tested a radiometric anomaly. It commenced drilling of August 4, 2006 and finished August 8, 2006 going to a final depth of 264.26 m. The upper 38.21 m of the hole intersected granite and was underlain by 41 m of mafic intrusive that was in turn underlain by a 10 m interval of porphyritic felsic metavolcanic rock. Felsic and mafic intrusions were cored for another 13 m before intersecting the final unit of porphyritic felsic volcanic rock over the remaining 170 m. There was no mineralization encountered in the hole. This completed the drilling program at Rainbow and the drill was moved to Jacques Lake.

13.7.3 Discussion

Significant results were intersected in nine of fifteen drill holes **(Figure 13.16 and Table 13.14)**. Results from 2006 roughly correspond with mineralization located by the 1971 and 1975 Brinex drilling campaigns. Highlights include **0.13% U_3O_8 over 18.80 m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8 over 9.35 m** in RZ06-002, **0.15% U_3O_8 over 7.7 m** in RZ06-007, **0.42% U_3O_8 over 3.00 m** in RZ06-011. Mineralization has been intersected over a 300 m strike length and to a depth of 115.50 m.

Mineralization is commonly hosted in felsic metavolcanic rocks that are have either low levels or are void of silicification and hematization and is associated with veinlets of fine grained mafic minerals such as chlorite and biotite. An extensive chlorite- biotite-rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. It was postulated that mineralization would continue below the mafic intrusion but this has yet to be shown. The intrusion is underlain by silicified and hematized felsic metavolcanic and not the typical host rock of Rainbow mineralization.

Figure 13.16: Cross Section of DDH RZ06-01A showing interpreted geology and % U_3O_8 assay histograms



Rainbow Formation
Felsic Metavolcanic
Mafic Intrusion
Felsic Metavolcanic Rock
Granite
Aurora Energy Inc.

Table 13.14: Summary of 2006 Rainbow Assay Composites

Hole ID	From	To	% U_3O_8	Interval(m)
RZ06-001A	39.00	57.80	0.125	18.80
incl.	39.00	43.00	0.252	4.00
RZ06-002	64.35	73.70	0.154	9.35
incl.	64.35	67.95	0.278	3.60
RZ06-003	NSV			
RZ06-004	NSV			
RZ06-005	46.50	52.00	0.116	5.50
RZ06-006	NSV			
RZ06-007	70.00	77.69	0.147	7.69
incl.	70.00	74.00	0.246	4.00
RZ06-008	NSV			
RZ06-009	65.50	67.50	0.110	2.00
RZ06-010	104.0 0	112.45	0.070	8.45
incl.	104.0 0	105.00	0.106	1.00
RZ06-011	116.0 0	119.00	0.415	3.00
RZ06-012	NSV			
RZ06-013	20.00	21.50	0.223	1.50
and	107.2 4	108.24	0.105	1.00
RZ06-014	161.2 0	163.34	0.129	2.14
RZ06-015	NSV			

14.0 SAMPLING METHOD AND APPROACH

14.1 CORE DRILLING AND LOGGING

Diamond drilling was completed by Falcon Drilling of Prince George, B.C. using three F-1000 and three F-2000 portable fly rigs. Drilling commenced on May 8th, 2006 and was completed on November 7th, 2006. All drilling was supervised by Aurora Energy Resources technical staff and general industry standards were followed in all matters.

Helicopter support for the drilling was a Bell 407 and a Bell 206 provided by Universal Helicopters of Happy Valley-Goose Bay, Labrador.

All proposed drill collars were surveyed with hand-held GPS units by Aurora geologists. All final drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas were surveyed using the real-time, satellite and base station corrected TOPCON HYPER GPS system by N.E. Parrott C.L.S. from Happy Valley-Goose Bay, Labrador. Control is relative to two local survey monuments located at Michelin and Jacques Lake.

A combination of NQ and BTW diameter core was drilled and the core was placed in wooden core trays with depth markers every drill run (up to 3 m). Core recovery during these programs was excellent. The boxes were securely sealed and delivered once a day by helicopter to the temporary core logging facilities that were set up in each of the three respective drilling areas (Michelin, Jacques Lake and White Bear). Flex-It survey tests were taken generally at 75-100 m intervals down-hole to provide down-hole survey control. All holes were cemented following completion and casing was left in the hole. Core logging procedures followed industry standards and a defined sample protocol.

14.2 DRILL CORE SAMPLING

All samples collected by Aurora staff during 2006 drill programs on the CMB Project were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis, and storage of the drill core.

Drill core sampling was done based on visual indications of mineralization and zones of anomalous radioactivity based on scintillometer readings. All drill core with a scintillometer reading greater than 300 cps was removed from the core box and tested without the interference of background radioactivity. Sampling intervals were predominantly in the 0.5 to 1.0 m range; though in areas of homogenous lithology, samples were collected in 1.5 m intervals. Narrow zones of mineralization were broken out as well.

14.3 HEALTH AND SAFETY PROTOCOLS FOR PERSONNEL

The company developed ***Uranium Exploration Health and Safety and Environmental Protection Guidelines*** specific to the CMB project (Buchnea 2005, revised August 2006). The level of radiation exposure resulting from exploration activities is generally minimal, but proper precautions must be followed when handling radioactive material.

The purpose of these guidelines is to minimize personal and environmental exposures to levels that are as low as reasonably achievable (ALARA). The most effective way to reduce potential exposure to radiation is accomplished by minimal handling of radioactive samples, maximizing the distance from mineralized core or rocks, sufficient ventilation and personal hygiene. In the field, workers wore gloves when handling rock samples. When returning to town or camp, all field gear was stored in the dry away from kitchen and sleeping facilities. During the drill program workers handling mineralized core were required to wear coveralls, safety glasses, gloves and dust mask when splitting core. Core was split using a core splitter rather then a rock saw to reduce dust in the core splitting facility. The core shack and dry facilities were monitored on a regular basis to ensure radioactive levels were kept to a minimum.

Scintillometers were used to monitor daily external dosages. To measure the cumulative external dosages, all field workers were supplied with thermo luminescent radiation dosimeters (TLDs). The TLD's were supplied by Health Canada's National Dosimetry Service and were submitted every 3 months to Health Canada, which reports the results and maintains a central registry. The Health Canada TLD dosimetry program indicated that no worker received a measurable dose during the 2005 exploration program or during the 2006 exploration program.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 DRILL CORE SAMPLES

Core samples were split using a manual core splitter; with one-half of the core selected for analysis and the remaining half returned to the core box for reference. The samples were placed in a polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Every 25 samples a duplicate of one-quarter of the sample interval, as well as a geochemical blank, and a geochemical standard were inserted into the shipments at pre-designated locations in the sample series. The pails were then delivered by helicopter to the main Aurora storage facility in Postville, Labrador to await processing for shipment.

15.2 SHIPPING

Once in Postville, Labrador, drill core sample buckets were double checked to ensure all samples were present and in the appropriate shipping containers (lidded plastic pails). In addition, drill core samples were individually scanned with Exploranium GR-110 G Portable Gamma Ray scintillometer for data correlation purposes.

As per regulations for the Transportation of Dangerous Goods Act, all containers were labeled "UN2910" on the outside, with signage indicating "Excepted Package: Radioactive Material" placed within each container. The individual containers were then scanned with a S.E. International Inc. "Inspector" contamination meter to ensure compliance with the maximum allowable limit of 5 μSv/hr measured at a distance of one m from the package.

Analytical request forms from Activation Laboratories Ltd. were completed, copied, and placed in the designated container. Pails were then sealed with numbered security "zip-tie" tags, which were previously recorded on the laboratory forms. The containers were shipped from Postville to CAI Logistical Services in Happy Valley-Goose Bay, who arranged shipment via truck to the Activation Laboratories in Ancaster, Ontario.

15.3 ASSAY LABORATORY

The processing and analysis of samples was conducted by Activation Laboratories ("Actlabs") in Ancaster, Ontario and check samples will be sent to ALS Chemex Laboratories in North Vancouver, BC. Both Actlabs and ALS Chemex operate according to the guidelines set out in ISO/IEC Guide 25 – "General requirements for the competence of calibration and testing laboratories".

15.4 SAMPLE PREPARATION

Using preparation method RX-1, drill core samples were crushed up to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then

pulverized using hardened steel to 85% passing 75mesh. Remaining pulps and coarse reject were bagged and stored.

For check assay analysis, sample pulps will be shipped from Actlabs to ALS Chemex in North Vancouver, BC. As the sample pulps are already in powder form, no additional prep should be required.

15.5 ASSAY PROCEDURES

For drill core samples at Actlabs, uranium was determined by delayed neutron counting (DNC) of a 30 g sub-sample. The samples are placed in a neutron flux produced by a nuclear reactor where the U^{235} within the sample absorbs neutrons which indicate some of the fission products of U^{235}, including neutrons. The sample is rapidly removed from the reactor; the neutrons are thermalized, and measured by an array of BF_3 neutron detectors. Total uranium from 0.1 ppm up to 2% U_3O_8 can be measured using this method.

For drill core, samples, the ICP/OES aqua regia multi-element package provides analytical results for a suite of thirty-five elements. Samples were prepped and pulped, with 0.5 g of sample undergoing digestion with aqua regia (0.5 mL H_2O + 0.6 mL concentrated HNO_3, and 1.8 mL concentrated HCl) for two hours at 95°C, then cooled and diluted to 10 mL with de-ionized water and homogenized. This solution was then analyzed with a Perkin-Elmer OPTIMA 3000 Radical ion-coupled plasma (ICP) spectrometer for the 35 element suite, with a matrix standard and blank inserted every thirteen samples.

Assays results from Actlabs forwarded electronically and by regular mail to Aurora's office in Vancouver where the final assay certificates are presently on file and catalogued.

For check assay analysis, samples were shipped to ALS Chemex Laboratories in North Vancouver, BC for analysis by U-XRF10 for samples in the range of 0.01% to 15% uranium and U-XRF05 for samples in the range of 4 ppm to 10000 ppm uranium.

15.6 STORAGE OF DRILL CORE PULPS AND REJECTS

All drill core has been left on site at the Michelin, White Bear, Rainbow and Jacques Lake camps in stacked piles. All 2006 pulps and coarse rejects are currently stored at the Actlabs facility in Ancaster, Ontario and will remain there until Actlabs is otherwise advised. 2005 pulps and coarse rejects have been transported to an Aurora Energy Resources storage facility in Happy-Valley Goose Bay, NL.

16.0 DATA VERIFICATION

Aurora currently submits a blank, standard and quarter-split duplicate approximately every 25 samples to ensure at least one set of QA-QC samples is in every batch. Care was taken to ensure that the portion of the core being sent to the lab was representative and the same half of the interval was always being sampled.

Upon receipt of analytical batches, blanks, standards and quarter-split duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and any other signs of unusual processing. The results were reviewed and plotted on graphs to clearly display the acceptable limits and show those samples that are outside of that range. Samples that fall outside of these limits are thoroughly investigated to determine the cause of the fail. The cause of a number of fails was due to inserting the wrong standard into the sample sequence. Another source of fails was the unreliability of Standard 2 (BL-4A) due the lack of round-robin analysis that is typically used to determine the best value and acceptable error margins.

A number of changes took place at ActLabs over the field season and these are reflected in the data. Due to the varied results from the Aurora standards (particularly standard 2) the lab purchased additional standards from CANMET in August to develop a better calibration. This date is marked by a vertical line on the graphs of each standard below. There is a noticeable improvement in the results processed after this date. In addition, the lab also changed the amplifier on the DNC system in August and then changed their irradiation protocol in mid-October when they increase the reactor power. Of note is the mass of the DNC sample of some of the Aurora standards; the quantity of sample analyzed is quite variable and commonly less than 1 gram. ActLabs consistently uses approximately 1 gram of sample in their DNC analysis for their internal QA-QC and as a result, some of the Aurora standards did not have enough material to ensure a 1 gram sample was analyzed. This problem will be rectified in 2007 by ensuring ample sample is sent to the lab and by requesting that a set weight is sampled in all DNC samples.

As part of the investigation into the varied results of the standards, four samples each of Standard 1-4 were sent to ALS-Chemex for U-NAA05 analysis in early September. They are plotted on the graphs of each standard below and labeled as batch VA06092727. All results were well within the acceptable limits and this led to further discussions with ActLabs to determine the cause of inconsistencies.

Additional procedures are being carried out to ensure the data is well within the limits of industry standards. For example, the pulps from seven holes have been selected for check assays at an alternate lab. As well, the sample database was sent to Scott Long, Chief Geochemist at AMEC for evaluation. He concluded that Aurora's procedures are up to industry standards. He recommended that coarse reject and pulp duplicates be added to the QC program in 2007. In addition, he supported Aurora's decision to have new in-house certified reference material prepared for the 2007 season and is providing guidance on its preparation.

16.1 STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased from the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2006 CMB Exploration Program. The standards were chosen to test the accuracy of the assays from a low of 220 ppm uranium, through to high grade at 10,200 ppm uranium. The published standard information is summarized in **Table 16.1**.

Table 16.1 – CMB 2006 Exploration Program Geochem Standards					
Standard	**Field ID**	**U ppm**	**% U_3O_8**	**Th**	**Ni**
BL-1	STD-1	220	0.0260	15 ppm	
BL-4A	STD-2	1248	0.1473		
RL-1	STD-3	2010	0.2372	19.6 micro g/g	185 micro g/g
BL-2	STD-4	4530	0.5345	16 ppm	
BL-3	STD-5	10,200	1.2036	15 ppm	

Standards were generally inserted into the sample sequence every 25 samples. The majority of standards submitted were STD-1 and STD-2, due to the generally low grade nature of mineralization in the CMB. The standards were commonly chosen to match the anticipated grade of the core (based primarily on scintillometer values).

The performance of the standards is reviewed in detail on the following pages and in **Charts 16.1 to 16.5.** A list of fails is provided in **Table 16.2** with explanation of the action taken and the conclusion.

Standard 1 (CANMET BL-1)

Results from Standard 1 fall within two standard deviations with the exception of three samples, CMB 08241, CMB 10443 and CMB 13845 (batches A06-1878, A06-2113 and A06-3451 respectively). See **Table 16.2** for the action taken and conclusions for these fails. The pulps from batches A06-1878 and A06-2113 are being sent to ALS-Chemex for check assays. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.


Standard 1
(Canmet BL-1)
260.00
250.00
240.00
230.00
220.00
210.00
200.00
190.00
180.00
U ppm
U ppm + 2 std dev
U ppm - 2 std dev
U ppm + 3 std dev
U ppm - 3 std dev
Best Value U ppm
U ppm 0.1 DNC
ALS-Chemex
NOTE: Off Scale
A06-1878 - M-06-13 - 1360 ppm U
Sample ID: 8241
A06-2113 - JL-06-13 - 145 ppm U
Sample ID: 10443
A06-3451 - JL-06-35 - 1030 ppm U
Sample ID: 13845
Lab Batch
numbered according to date received by lab

Chart 16.1

Standard 2 (CANMET BL-4A)

The graph below indicates many fails in Standard 2 and was a cause for concern at the start of the program and a marked improvement is noted from batch A06-3147 onward. Prior to batch A06-3147 (late August) the lab consistently returned higher than the published value of 1248 ppm uranium. The results were commonly from 1340-1360 ppm uranium with a high of 1590 ppm uranium. The improvement corresponds with ActLabs purchasing two additional standards from CANMET in August and thereby improving their calibration.

Due to the varied results of Standard 2 CANMET's procedure to determine the published value was reviewed. It was revealed that the standard did not have the usual Round Robin analysis to determine the best fit and this could account for some of the erratic results.

The fails have been documented in **Table 16.2** along with the action taken and the conclusion reached. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 2
(Canmet BL-4A)
U ppm
1500
1450
1400
1350
1300
1250
1200
1150
ALS-Chemex
Lab Batch
numbered accoding to date received by lab
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Off Scale
A06-1878 - M-06-13 - 2080 U ppm
Sample ID; 8270
A06-2456 - M-06-20A - 2.3 U ppm
Sample ID:5280
A06-2942 - M-06-26 - 1590 ppm U
Sample ID; 6025
A06-1877 - JL-06-10 - 216 U ppm
Sample ID:10210
A06-2516 - RZ-06-01A
2.3 U ppm Sample ID:11454 and
4.9 U ppm Sample ID:11445

Chart 16.2

Standard 3 (CANMET RL-1)

This standard performed relatively well throughout the year although the bias was high prior to CAMET's purchase of additional standards in August (batch A06-3147). Three samples did not fall within the range of the graph and are fails. The fails are from batches A06-1728, A06-3451 and A06-3929 (samples 8135, 13898 and 12150 respectively) and are documented in **Table 16.2** with explanations. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.


Standard 3
(Canmet RL-1)
U ppm
2320
2220
2120
2020
1920
1820
1720
1620
ALS-Chemex
A06-1728
A06-1728
A06-1843
A06-1877
A06-1877
A06-1878
A06-1980
A06-1981
A06-1981
A06-2113
A06-2201
A06-2202
A06-2325
A06-2510
A06-2512
A06-2514
A06-2515
A06-2600
A06-2918
A06-2919
A06-2939
A06-3147
A06-3291
A06-3293
A06-3294
A06-3294
A06-3368
A06-3370
A06-3451
A06-3453
A06-3680
A06-3713
A06-3929
A06-3936
A06-4258
A06-4260
A06-4435
A06-4580
VA06092727
VA06092727
VA06092727
VA06092727
Lab Batch
numbered according to date received by lab
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE. Off Scale
A06-1728 - M06-11 12000 U ppm (ICP)
Sample ID: 8135
A06-3451 - JL06-35 6640 U ppm
Sample ID.13898
A06-3929 - JL06-48 76.4 U ppm
Sample ID.12150

Chart 16.3

Standard 4

The majority of results returned for Standard 4 failed and are discussed in **Table 16.2**. Again the mass of the DNC sample may have been a factor and will be standardized in the 2007 program. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 4
(Canmet BL-2)
U ppm
5000
4800
4600
4400
4200
4000
ALS-Chemex
A06-1633
A06-1728
A06-1728
A06-1843
A06-1855
A06-1879
A06-1879
A06-1880
A06-1880
A06-2114
A06-2114
A06-2511
A06-2631
A06-3294
A06-3451
A06-3677
A06-4257
VA06092727
VA06092727
VA06092727
VA06092727
Lab Batch
(numbered according to date received by lab)
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Off Scale
A06-3451 - JL-06-35 5530 U ppm
Sample ID: 13874

Chart 16.4

Standard 5

Results have been variable partly due to errors in submitting the wrong standard and, in other cases, due to insufficient sample mass submitted for the completion of the DNC analysis. Explanations of the fails are given in **Table 16.2**. New protocols are in place for the 2007 program to ensure submission errors do not occur and new in-house standards are being prepared to replace all CANMET standards.



Standard 5
(Canmet BL-3)
U ppm
11400
10900
10400
9900
9400
A06-1728
A06-1855
A06-1880
A06-2114
A06-2514
A06-2631
A06-2919
A06-3293
A06-3294
A06-3676
A06-4257
VA06092727
VA06092727
VA06092727
VA06092727
Lab Batch
(number according to date received by lab)
U ppm 0.1 DNC
Canmet U ppm
Canmet U ppm + 2 std dev
Canmet U ppm - 2 std dev
Canmet U ppm + 3 std dev
Canmet U ppm - 3 std dev
NOTE: Samples off scale
JL-06-19: 4780 ppm U Sample D10770
M-06-10: Sample ID:08085 1880 ppm U
DNC (11000 ppm U ICP)

Chart 16.5

Table of Fails

Hole_id	Sample	Type	Batch	U_ppm_10_AR-ICP	U_ppm_0.1_DNC	Mass_g_DNC	Canmet U ppm	Action Taken	Conclusion
M06-09	5025	std 4	A06-1633	5390	4850	0.572	4530	Batch being shipped to ALS-Chemex for check. Std 1 and 2 passed. Low DNC mass.	Results Pending
M06-10	8065	std 5	A06-1728	11100	1880	1.080	10200	Requested repeat DNC - discrepancy of DNC and ICP values. Std 1 and 2 passed.	Results Pending
M06-11	8135	std 3	A06-1728	12000		--	2010	No DNC - ICP unreliable. Submission error - Std 5? Std 1, 3, 4 and 4 passed.	Increased quantity of standard submitted to lab for 2007.
M06-12	5597	std 4	A06-1843	3930	5000	0.505	4530	Investigated other samples in batch - Std 1, 2 and 3 passed. Low DNC mass.	Acceptable.Increased quantity of standard submitted to lab for 2007.
JL06-09	10125	std 4	A06-1855	4680	4910	0.531	4530	Investigated other samples in batch - Std 2 and 5 passed. Low DNC mass.	Acceptable.Increased quantity of standard submitted to lab for 2007.
JL06-10	10210	std 2	A06-1877	180	216	1.092	1248	Submission error, submitted Standard 1.	Revised method of labelling and recording QC data for 2007 program.
M06-13	8241	std 1	A06-1878	1150	1360	1.038	220	Submission error, submitted Std 2. Batch to ALS-Chemex for check assay program.	Revised method of labelling and recording QC data for 2007 program.
M06-13	8270	std 2	A06-1878	1790	2080	1.031	1248	Submission error, submitted Std 3. Batch to ALS-Chemex for check assay program.	Results Pending
M06-15	8376	std 4	A06-1879	3490	4940	0.507	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-15	8400	std 4	A06-1879	3130	5040	0.501	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5125	std 4	A06-1880	4840	5010	0.506	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5675	std 4	A06-1880	4400	4770	0.308	4530	Aurora standards failed. Request rerun batch. Low mass of DNC samples.	Results Pending
M06-14	5700	std 5	A06-1880	11400	--	--	10200	No DNC - insufficient sample. ICP analysis less reliable. Result inconclusive.	Increased quantity of standard material submitted to lab for 2007.
M06-17	5150	std 2	A06-1982	1190	1370	0.612	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-17	5175	std 2	A06-1982	1180	1380	0.677	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-17	5199	blank	A06-1982	138	155	1.0291	n/a	Curious, check for contamination in nearby samples.	Acceptable - no contamination noted.
JL06-11	10341	std 2	A06-1983	1110	1370	1.000	1248	Reviewed ActLabs internal qa/qc okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-12	10357	std 2	A06-2112	--	1400	0.992	1248	Reviewed ActLabs internal qa/qc - okay. Only Aurora std in batch.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-13	10395	std 2	A06-2113	1080	1420	0.502	1248	Batch to ALS-Chemex for check assay program. Two Aurora fails and std 3 pass.	Results Pending
JL06-13	10443	std 1	A06-2113	117	145	1.009	220	Batch to ALS-Chemex for check assay program. Two Aurora fails and std 3 pass.	Results Pending
M06-19	5225	std 2	A06-2200	1000	1370	0.542	1248	Reviewed ActLabs internal qa/qc okay. No other Aurora stds submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-20A	5280	std 2	A06-2201	0.5	2.3	1.099	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
M06-20-A	5279	blank	A06-2201	149	174	1.0442	n/a	Curious, check for contamination in nearby samples.	Acceptable - no contamination noted.
VB06-01	9957	blank	A06-2325	1380	1410	1.055	n/a	Submission error, submitted Std 2.	Revised method of labelling and recording QC data for 2007 program.
VB06-02	11023	std 2	A06-2456	--	1360	1.024	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
VB06-02	11041	std 2	A06-2456	1390	1360	1.097	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-18	5370	std 2	A06-2458	1100	1360	1.077	1248	Reviewed ActLabs internal qa/qc - okay. Only std submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
VB06-04	11093	std 2	A06-2508	1100	1370	0.504	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-18	10680	std 2	A06-2511	1150	1410	0.501	1248	Reviewed ActLabs internal qa/qc - okay Std 1 passed twice and std 4 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
VB06-03	11056	std 2	A06-2513	1040	1440	0.518	1248	Reviewed ActLabs internal qa/qc - okay. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-19	10770	std 5	A06-2514	4570	4790	0.543	10200	Submission error, submitted std 4.	Revised method of labelling and recording QC data for 2007 program.
JL06-19	10799	std 2	A06-2514	1210	1360	0.544	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
RZ06-01A	11445	std 2	A06-2516	0.5	4.9	1.051	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
RZ06-01A	11454	std 2	A06-2516	0.5	2.3	1.041	1248	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
M06-24	5427	std 2	A06-2599	988	1380	1.055	1248	Reviewed ActLabs internal qa/qc - okay. Std 1 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-20	10847	std 2	A06-2631	1290	1450	0.546	1248	Batch to ALS-Chemex for check assay program. Std 1, 4 and 5 passed.	Results Pending
M06-27	6580	std 2	A06-2916	982	1400	0.510	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-27	6604	std 2	A06-2916	1040	1450	0.510	1248	Reviewed ActLabs internal qa/qc - okay. Aurora stds failed. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-21	10923	std 2	A06-2918	967	1400	1.020	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-22	13021	std 5	A06-2919	7860	9460	1.001	10200	Batch being shipped to ALS-Chemex for check assay program. Std 3 passed.	Results Pending
JL06-22	13074	std 2	A06-2919	1010	1480	0.518	1248	Batch being shipped to ALS-Chemex for check assay program. Std 3 passed.	Results Pending
M06-25	5445	std 2	A06-2939	1090	1470	1.068	1248	Reviewed ActLabs internal qa/qc - okay. Std 3 passed.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-26	6025	std 2	A06-2942	1080	1590	0.530	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std. Request re-assay.	Results Pending
RZ06-14	11790	std 2	A06-2954	932	1480	0.618	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std. Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-28	5475	std 2	A06-3053	997	1380	0.546	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std submitted.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
M06-28	5499	std 2	A06-3053	989	1400	0.170	1248	Reviewed ActLabs internal qa/qc - okay. No other Aurora std . Request re-assay.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-28	13470	std 5	A06-3293	8910	--	--	10200	No DNC - insufficient sample. ICP analysis less reliable. Result inconclusive.	Increased quantity of standard material submitted to lab for 2007.
JL06-30	13548	std 5	A06-3294	10200	11000	0.446	10200	Reviewed ActLabs internal qa/qc - okay. Std 3 passed twice. Low DNC sample weight.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-30	13571	std 4	A06-3294	4720	4940	0.133	4530	Reviewed ActLabs internal qa/qc - okay. Std 3 passed twice. Low DNC sample weight.	Acceptable. Std 2 is unreliable. New in-house standards for 2007.
JL06-35	13845	std 1	A06-3451	191	1030	0.220	220	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-35	13874	std 4	A06-3451	3860	5530	0.776	4530	Large discrepancy between DNC and ICP. Requested re-assay.	Results Pending
JL06-35	13898	std 3	A06-3451	1410	6640	0.289	2010	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-35	13923	std 2	A06-3451	1050	5200	0.248	1248	Large discrepancy between DNC and ICP. Requested re-assay in case of sample mix up.	Results Pending
JL06-48	12150	std 3	A06-3929	71	76.4	1.092	2010	Submission error, submitted Blank.	Revised method of labelling and recording QC data for 2007 program.
106-01	12399	blank	A06-4257	41	32.5	1.0082		Std 1, 2, 4 and 5 passed.	Acceptable - no contamination noted.

*Request same sample mass be used for all future DNC analysis to eleminate possible bias. Possible correlation with beginning of the year, sample mass of DNC < 0.500 g, results high

Table 16.2: Listing of Standard Failures for 2006.

16.2 BLANKS

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible uranium results on a consistent basis. Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay. Assays returned from this material were generally less than 25 ppm uranium. This would indicate low to negligible levels of contamination at the laboratory.

Three blank samples returned elevated levels of uranium. Blank standard results are summarized in **Chart 16.6** below and fails are reviewed in **Table 16.2**.



CMB 2006 Blank Samples - U ppm DNC
180
160
140
120
100
80
60
40
20
0
U ppm DNC
M-06-17
CMB 05279
A06-1982
M-06-20A
CMB05199
A06-2201
WB-06-01
CMB09957
1410 ppm U
A06-2325
Batch number

Chart 16.6

16.3 CORE DUPLICATES

Duplicates are sampled by quarter-splitting the remaining half of the core. A review of the values indicates duplicate pairs returned similar values suggesting homogeneous distribution of uranium mineralization in the rocks. AMEC performed a sine test on the duplicate pairs and the result was close to a 50-50 distribution, indicating no positive or negative bias.



CMB 2006 Core Duplicate Samples
Duplicate Sample U ppm DNC
Original Sample U ppm DNC
0
1000
2000
3000
4000
5000
6000

Chart 16.7

16.4 CHECK ASSAYS

As part of the QA-QC program, seven holes have been selected for check analysis at ALS-Chemex of Vancouver, B.C. This approach is used to identify variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

At the recommendation of Scott Long of AMEC, the entire sequence of pulps from M06-009, M06-013, M06-016, M06-026, JL06-013, JL06-020 and JL06-22 was selected and will be shipped shortly. Analysis will be carried out by the U-XRF10 method for samples in the range of 0.01% to 15% uranium and the U-XRF05 method for samples in the range of 4 ppm to 10000 ppm uranium.

17.0 ADJACENT PROPERTIES

The Mustang Lake property, held by Monster Copper and Santoy Resources, is located eight km north-east of the Michelin Deposit. Three boulder trains were discovered on the Mustang Lake property by Brinex in the late 1970's. These are the Irving Zone, where 117 boulders averaged 1.28% U_3O_8 (range 0.09 to 6.25%); the South Prospect, where 40 boulders averaged 0.55% U_3O_8 (range 0.02 to 3.5%); and Mustang Lake East, where 22 boulders averaged 0.1% U_3O_8 (range 0.02 to 0.6%). Santoy has confirmed the existence and distribution of the three boulder trains by prospecting during the past field season. Santoy's assays from grab samples of boulders in the boulder trains are 1.60% U_3O_8 from Irving Zone, 0.32% U_3O_8 from South Prospect and 0.46% U_3O_8 from Mustang Lake East (Monster Copper Press Release, January 18, 2006).

The Moran Lake Property, held by Crosshair Exploration, lies approximately 65 km west of the Michelin Deposit and 75 km south-west of Postville. Exploration in the Moran Lake area started in the 1950's. Detailed exploration was initiated in 1976, when Shell Canada began several trenching and subsequent drilling programs on two mineralized zones. Drilling produced several high grade drill intersections including 0.56% U_3O_8 over 3.99 m. Uranium mineralization at Moran Lake occurs in two areas known as the B and C Zones, located approximately 3 km apart. Shell Canada reported that the Upper C Zone hosts an inferred geological resource of 500 tonnes (1.1 million pounds) of contained U_3O_8, whereas the Lower C Zone has a potential resource of 2,236 tonnes (4.92 million pounds) of contained U_3O_8 (Crosshair Press Release, Wednesday, November 23, 2005).

Silver Spruce Resources Ltd and Universal Uranium Ltd hold a number of properties in areas surrounding Aurora Energy Resources' CMB project. They recently announced the completion of a 10,000m airborne geophysical survey and the identification of a number of high priority uranium targets which are currently being followed up by ground teams (Universal Uranium Press Release, Thursday, August 31, 2006). The JL project is located approximately 6km north-west of Jacques Lake. The CMB SE project is located approximately 2km south of the Rainbow prospect. The CMB NE project is located approximately 5km to the south-east of the Inda Lake trend, and the CMB E project is located approximately 10 km east of the Jacques Lake prospect.

Bayswater Uranium Corporation has an extensive land holding mainly to the south, south-west and north of the Aurora CMB project area. The company has recently announced the first round of results from its regional airborne geophysical and ground follow-up program (Bayswater Press Release, Tuesday, August 28, 2006). According to this press release, Bayswater has identified over 100 targets for ground follow-up, and ground work to date has resulted in the identification of a number of anomalous outcrops and boulder trains with the characteristics of IOCG and Alaskite-type mineralization. Bayswater's airborne geophysical survey is continuing.

The Kitts Deposit (Beaven, 1958) is located within the Exempt Mineral Lands

(EML), immediately northeast of the mineral tenure held by the Aurora Energy Resources Inc. The deposit is associated with a U/Th radiometric anomaly about 0.8 km in diameter although this is probably due in part to surface disturbance. The Kitts deposit is an aggregate of several discontinuous, en echelon zones of mineralization along a strike length of 400 m. The deepest intercept is in the B-Central zone, approximately 160 m below surface. The mineralization is associated with black, carbonaceous argillite interbedded with greywacke and garnetiferous tuffs (Booth et. al., 1979). Strata strike 320° and dip north-east. Gabbro occurs in the footwall and pillow basalt forms the hanging to the mineralised section.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 PROCESS MINERALOGY

SGS Lakefield has examined the process mineralogy of a composite of Michelin ore. Additionally, the trace element content of core samples has been correlated to better understand inter-element relationships.

The analytical evidence shows a strong correlation between the uranium and lead content of samples from Michelin, Jacques Lake deposits and the Otter Lake occurrence. The mineralogical examination of a composite of Michelin ore indicated that most of the uranium is present as a uranium-lead-calcium mineral – possibly Wolsendorfite [(Pb,Ba,Ca)U2O7·2H2O] or Fourmarierite [Pb(UO2)4O3(OH)4·4H2O]. The mineralogical work also showed that the Michelin composite contained 9% of the uranium in titanite and 3% in zircon – two refractory silicate minerals. The mineralogical data suggest that uranium extraction greater than about 88% will be difficult since it will require extraction of some of the uranium contained in the zircon and titanite. Subsequent leach tests (see below) have confirmed this finding.

Analytical and mineralogical work shows that Michelin and Jacques Lake ores contain calcite which is an acid consumer. Whilst Michelin ore generally contains less than 1% CO_3, Jacques Lake ore typically contains about 2.2% CO_3. The same work shows that sulphide sulphur levels in both Michelin and Jacques Lake are low – typically <0.01% $S^{=}$.

18.2 COMMINUTION

SGS Lakefield has recently completed several Bond ball mill work index (BWi), rod mill work index (RWi), and abrasion index (Ai) tests on samples of ore and waste from Michelin, Jacques Lake, and White Bear. Samples were prepared from quarter core and were selected to represent different depths within each deposit as defined in late 2006. The results are summarized below in **Table 18.1**.

Of the three RWi measurements on Michelin samples, the values for the ore zone and hanging wall composites are substantially lower than the corresponding BWi values. This generally indicates that a semi-autogenous (SAG) mill will not generate critical sized material requiring a pebble crusher. The RWi for the foot wall is slightly higher than the BWi suggesting that foot wall rock might accumulate in the SAG circuit but the amount of foot wall material expected in the ore is low.

Five of the tabulated tests examine the variability of the BWi with grind size and indicated a rapid change as the ore is ground finer. For a composite of Michelin ore, the metric BWi at a closing screen size of 100 mesh (80% past 122 μm) was 5.6 whereas at a closing screen of 200 mesh (80% passing 64 μm) the BWi was 14.1.

Table 18.1: Comminute Data

Deposit	Sample	RWi	BWi		AI, g
			80% past, µm	Value	
Michelin	Overall Aurora Comp	-	122	5.6	-
	Overall Aurora Comp	-	92	9.0	-
	Overall Aurora Comp	-	64	14.1	-
	Hanging wall composite	5.2	93	7.1	0.098
	Ore zone composite	4.2	100	9.9	0.085
	0 to 250 m ore zone	-	99	10.0	-
	250 to 500 m ore zone	-	98	10.7	-
	500 to 750 m ore zone	-	96	10.3	-
	250 to 500 m ore zone	-	127	6.4	-
	Foot wall composite	6.1	91	5.4	0.230
	Mafic intrusive comp.	-	86	9.6	-
Jacques Lake	0 to 100 m foot wall	-	90	7.7	-
	0 to 100 m hanging wall	-	84	8.5	-
	0 to 50 m mafic intrusive	-	81	10.8	-
	0 to 50 m ore zone	-	92	7.7	-
	50 to 100 m ore zone	-	92	6.8	-
White Bear	0 to 100 m foot wall	-	80	6.9	-
	0 to 50 m hanging wall	-	85	7.7	-
	0 to 50 m ore zone	-	90	7.6	-
	50 to 100 m ore zone	-	86	6.9	-

The BWi values at 80% passing 100 µm for the three depth samples prepared from Michelin ore returned essentially identical values of ~10.3 (metric). These measurements, coupled with geological observations, suggest that there is no difference in the comminution parameters of Michelin ore with depth. This means that the extensive comminution data generated in the 1960s and 1970s can be used, with caution, in the present process design calculations.

The abrasion index measurements all indicate a very soft ore so the consumption of grinding media and mill liners is expected to be low.

18.3 PHYSICAL CONCENTRATION

Composites of Michelin ore were subjected to various forms of pre-concentration during the 2006-2007 program of testwork at SGS Lakefield.

Gravity concentration of the uranium minerals in the ore was attempted using a centrifugal concentrator. The test was unsuccessful in that just 3.5% of the uranium in the feed was concentrated to a grade of 2.4% U_3O_8.

The reported association of uranium and magnetite prompted a test in which a whole ore sample of Michelin ore was subjected to magnetic concentration. The concentrate amounted to 5% mass and contained 12% of the uranium in the feed to the test at a grade of 0.64% U_3O_8 – substantially higher than the 0.26% U_3O_8 feed grade. The concentrate was finely ground, combined with the tailings and leached under standard conditions. The resulting leach tailings had the same assay as a parallel, standard leach. The data indicate that the magnetite-uranium association is real but not exploitable.

In a further investigation of the leach system in general and the possibility of magnetic separation, two leach tailings samples were processed for magnetite recovery. The concentrates were combined, assayed, reground and re-leached. The magnetic concentration step recovered 12% of the uranium in the tailings in a 4% mass at a grade of 0.12% U_3O_8 – substantially higher than the 0.03% U_3O_8 grade of the tailings. The re-leach step extracted 28% of the uranium in the concentrate which equates to a 3% improvement in overall uranium recovery. Although this was of interest, further magnetic separation work has been deferred.

The occurrence of some uranium in refractory titanite and sphene suggests the possibility of their recovery by mineral processing methods followed by an intensive treatment to extract the contained uranium. This could be done on leach plant feed or tailings. In the latter case, the titanite/sphene concentrate would contain a substantial part of the 12% uranium that occurs in these minerals.

A first attempt to concentrate zircon and sphene from leach tailings was preceded by magnetic removal of the heavy magnetite fraction. The tailings were then concentrated on a Wilfley table and a Mozley table was used to further concentrate the heavy minerals. The high grade gravity concentrate (1.2% mass) obtained from the Mozley table was found to be enriched in titanite and zircon. The feed to the test contained 0.25% Ti and 0.09% Zr while the gravity concentrate contained 1.34% Ti and 0.88% Zr. However, recovery of these elements to the high grade concentrate was very low at 7 and 13% respectively. The gravity concentrate assayed 0.034% U which can be compared with the feed grade of 0.014% U. Recovery of U to the gravity concentrate was just 3% from the tailings which represents about 0.3% of the U in the ore. These results offer limited encouragement for a viable method of enhancing uranium extraction. Some low-priority work is continuing.

18.4 ACID LEACHING

SGS Lakefield completed ten acid leach tests on a composite of Michelin ore in early 2006. The tests studied the effect of pH, oxidant, grind size, and temperature on uranium extraction and reagent consumption.

The tests data show that a 24 hour leach at 25^0 C, a pH of 1.4 with 1 kg/t of sodium chlorate yielded 88% uranium extraction from an ore ground to 80% passing 72 µm. The uranium extraction dropped to 87% at a slightly coarser grind of 80% passing 90 µm. Acid consumption in both tests was about 36 kg/t.

Other tests showed that increasing the leach temperature to 50^0 C increased the extraction to 89% albeit the acid consumption increased slightly to 38 kg/t.

The above data can be compared with data from the December 1979 Kitts-Michelin Project Report (Brinex, 1979) prepared for Brinco which proposed the following for a plant processing a mixture of Kitts and Michelin ore:

Grind – 80% passing 90 µm
Acid leach time – 48 h
Leach temperature – 50^0 C
pH control point – 1.6
Acid consumption by Michelin ore – 43.7 kg/t
Sodium chlorate addition – 1.25 kg/t
Uranium dissolution from Michelin ore – 87.5%

It can be seen that the data generated in the early-2006 test work was in general agreement with the data generated from the extensive test work of the 1960s and 1970s carried out by Brinex. (Lakefield, 1976).

More recently, about thirty additional leach tests have been performed on Michelin ore samples. These generally confirm that uranium extractions of about 88% are attainable from Michelin ore ground to 80% passing about 90 µm and leached for 36 h at pH 1.6 with chlorate addition.

One series of tests examined the variability of leach extraction with ore depth in the Michelin deposit. Samples were made from drill intercepts to represent different depths from surface. They were then ground to 80% passing 85 µm and leached for 48 h at a pH of 1.8 and with the addition of 1 kg/t of sodium chlorate as an oxidant. The acid consumption, relative residue filtration rates, and uranium extraction levels were monitored and are summarized in **Table 18.2**.

Table 18.2: Results of leaching Michelin depth samples

Test No.	Sample	Depth, m	H2SO4 added, kg/t	Filtration time, min	Uranium extraction, %
6-23	M (0-250) OZ	0 to 250	26.0	1.5	88.2
6-24	M (250-500) OZ	250 to 500	26.1	1.5	89.2
6-25	M (500-750) OZ	500 to 750	25.7	1.0	88.2

The tabulated data show that there is little or no change in the leach or filtration characteristics of the Michelin ore with depth. This is an important finding since, coupled with the similarities in comminution parameters, it means that near-surface ore and deep ore have similar processing parameters. This has positive implications concerning the use of data obtained from the shallow samples tested in the 1960s and 1970s and for future sample acquisition.

Several leach optimization tests were performed by SGS on an overall composite of Michelin ore which included ore zone material, hanging and foot wall rock and mafic intrusive. This sample contained 0.15% U_3O_8, 0.75% CO_3, and <0.01% S.

Numerous tests under a wide range of leach conditions demonstrated that ultimate leach extraction is reached at 36 h and that very little additional extraction is realized at longer retention times. However, acid consumption continues beyond 36 h so this leach time is proposed for the process plant.

SGS completed a series of leach tests on Michelin ore at pH 1.8 covering grinds ranging from 80% passing 73 to 80% passing 117 μm. The uranium extraction dropped from 87.7% at 76 μm to 84% at 117 m. At the same time, the acid consumption dropped from 27.6 kg/t to 23.5 kg/t. An initial optimization based on unit process for acid, power, and uranium indicated that coarser grinds (80% passing >90 μm) are preferred. This initial assessment will be re-evaluated as more cost and extraction data are generated for Michelin and other ores.

Other tests on Michelin ore have investigated the effect of temperature (25 and 50^0 C), oxidant type (chlorate and SO_2/Air) and dosage, and percentage solids (50 and 60%). Data indicate that 25^0 C, 1 kg/t chlorate, and 60% solids are reasonable design parameters for the proposed process plant. Additional work is planned on the use of SO_2/Air as an oxidant or as a replacement for the use of oxidants and sulphuric acid.

A limited number of leach tests have been performed on Jacques Lake ore samples. These tests have shown that uranium extractions of 91% are possible but acid consumptions at such extraction levels have been high at >110 kg/t of acid. Additional samples and tests are planned and improvements in the overall leach system are expected.

Two leach tests have been performed on ore-grade material from the White Bear deposit. These tests (test 6-1 and 6-29) gave very high uranium extraction levels of 94.1 and 96.4% respectively and low acid consumptions (32 and 18 kg/t respectively).

A composite sample of Michelin ore was subjected to a carbonate leach using a sodium carbonate/bicarbonate solution, a temperature of 120^0 C, and an oxygen partial pressure of 500 kPa. Samples were taken periodically during the 8 h leach time and assayed to determine the kinetics of uranium extraction. The ultimate extraction was found to be 64% and kinetics showed that far longer times or more aggressive conditions would be needed for reasonable extraction levels – if indeed they could be achieved. These findings parallel those observed during work done in the 1970s. Additional carbonate leaching tests are not planned.

18.5 LIQUID-SOLID SEPARATION

During the recent program, a composite sample of Michelin ore was ground and subjected to thickening tests. The ore was then acid leached and the leach residue subjected to both thickening and filtration tests.

Flocculant screening tests showed that a non-ionic flocculant (Magnafloc 351) was suitable for both ground ore and leach residue and that a low dosage (<20 g/t) was effective.

In standard Kynch thickening tests using rakes, the ground ore sample settled to 70% solids given a thickener area of 0.03 to 0.04 m^2/t/d (based on underflow and without scale-up factor applied) and a 10% feed solids through dilution with overflow.

The leached ore sample was only tested at 32% solids in the feed. The underflow reached 69% solids and a thickener unit area of 0.09 m^2/t/d was indicated (based on underflow and without scale-up factor applied). More dilution would probably indicate higher percentage solids and a lower thickener area requirement – a trend evident in the detailed data for the ground ore.

The thickening rates for both samples are satisfactory and normal process equipment will be employed in the process plant.

SGS determined the rheological properties of the ground ore and leached residue slurries. The results can be summarized in the Critical Solids Density (CSD) which is defined as the percentage solids above which a small increase in solids percentage causes a very large increase in slurry yield stress. The CSD was found to be about 70% solids for both the ground ore and the leach residue.

The CSD is also a general indicator of the maximum attainable solids percentage that can be expected from gravity thickening operation. It will be noted that actual percentage solids experienced in the thickening tests were similar to the values suggested by the rheology work.

Standard vacuum filtration rates were applied to a ~64% solids slurry feed. Residual cake moisture values below 20% were obtained at throughputs of 2.7 t/m^2/h (form and dry times only and without scale-up factor). This rate will be reduced as wash

time and scale-up factors are applied but remain as very viable filtration rates. Belt filters are a viable option for the Michelin process plant.

18.6 URANIUM EXTRACTION

Solvent extraction and ion exchange testwork have been performed but a complete analysis of the data has yet to be completed. Satisfactory extraction of uranium has been achieved with both the solvent extraction and ion exchange route.

Additional tests will be performed and both a liquid-solid separation route followed by solvent extraction and a resin-in-pulp (RIP) are being examined in a scoping study.

18.7 NEUTRALIZATION AND EFFLUENT CONTROL

Leached slurry has been processed through uranium recovery, radium control, and neutralization tests. Reagent consumption data have been generated but full assays are awaited.

18.8 ORE, WASTE ROCK, AND TAILINGS ENVIRONMENTAL STABILITY

Samples of ore, waste rock, and neutralized tailings have been subjected to Acid Base Accounting (ABA) analysis and environmental stability testing using the British Columbia leach procedure using agitation for 24 h with distilled water at 25% solids. Partial data have been received and a full analysis will be completed in the near future.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

An initial 43-101 compliant resource calculation for the Michelin Uranium Deposit was prepared by Roscoe Postle Associates ("RPA") of Toronto, Ontario for Aurora Energy Resources Inc. in January 2006 based on the historical Brinex drilling and new drilling completed by Aurora in 2005. RPA estimated the Mineral Resource of the Michelin Uranium Deposit by constructing a block model of the mineralized zones. The RPA resource estimate was done in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves. **The RPA resource calculation consisted of 22,225,000 lbs U_3O_8 Measured and Indicated and 13,360,000 Inferred lbs U_3O_8. The details of this resource estimate are available in** Agnerian, Hrayr (2006) **'Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada'** , NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

An updated resource estimate for Michelin and a preliminary resource estimate for Jacques Lake were completed in January, 2007. The resource estimates were completed by Mr. Gary Giroux, P. Eng. and the details and methodology are discussed in the following sections.

19.1 DATA ANALYSIS

19.1.1 Michelin

The Michelin data base is made up of a combination of historic diamond drill holes both surface (221 holes) and underground (50 holes), 9 diamond drill holes drilled in 2005, 35 holes drilled in 2006 for which assays were available when this study was completed and 597 historic underground samples (see **Appendix XII** for listing of data used in study).

Two of the 2005 drill holes were drilled to twin historic holes TWM-05-174 twined M-76-174 while TWM-05-92 twined M-70-92. A comparison of these holes is presented in Section 16.0 Data Validation. In general, the twins matched the original holes in average grade and in the location of the mineralized zones.

The grade distribution for uranium was examined with cumulative probability plots to determine if capping was necessary and if so at what level **(Table 19.1)**. The distribution was positively skewed and a lognormal transformation was made. The lognormal cumulative probability plot is shown below as **Figure 19.1**. The grade distribution is shown by open triangles and is made up of multiple overlapping populations. In this graphical format a single lognormal distribution will plot as a straight line. By a method called partitioning the inflection points in the curved line (shown as vertical lines) are selected and the individual populations shown as open circles are broken out. The interpreted populations are then re-plotted as solid circles and can then be compared against the original distribution. This procedure is explained in detail in a paper by A. J. Sinclair on the Application of probability graphs in mineral exploration (Sinclair, 1976).

Uranium showed 5 overlapping lognormal populations as shown in **Figure 19.1**. The top population with a mean of 33.86 % U_3O_8 representing 0.03 % of the data or 4 samples can be considered erratic. A threshold to separate out this population would be 3.9 % U_3O_8. Using this cap level, a total of 4 assays were capped at 3.9 % U_3O_8. The effects of capping 4 assays are shown in **Table 19.2** by the reduction in both average grade (reduced by 8%) and coefficient of variation (reduced from 6.94 to 1.76).

Table 19.1: Summary of Lognormal U_3O_8 Populations at Michelin

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	33.86	0.03 %	4
2	0.71	0.10 %	13
3	0.14	30.21 %	4,074
4	0.03	34.53 %	4,657
5	0.003	35.13 %	4,738


Partition
1.00
0.00
-1.00
-2.00
-3.00
U3O8 * 10**0
logged
N = 13486(13486,13486)
Max = 1.62
Mean = -1.70
Min = -3.00
StDv = 0.794
06/12/22
10:29:39
MICHELIN U3O8 ASSAYS
0.01 0.1 1 2 5 10 20304050607080 90 95 9899 99.999.99
Cumulative Probability %

Figure 19.1: Lognormal Cumulative Probability Plot for U_3O_8 at Michelin

Table 19.2: Summary of Statistics for Assays and Capped Assays at Michelin

	U_3O_8 (%)	Capped U_3O_8 (%)
Number of Samples	13,512	13,512
Mean Grade	0.072	0.067
Standard Deviation	0.505	0.120
Minimum Value	0.001	0.001
Maximum Value	42.00	3.90
Coefficient of Variation	6.98	1.80

19.1.2 Jacques Lake

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt drilled first in 2005 with 7 diamond drill holes and a further 44 holes in 2006. At the time of this study 45 drill holes had assays completed (See Appendix 1 for listing of holes used). In addition holes Jl-06-31, 33, 36A, 38 and 40 are outside the resource estimate area. Assays reported as 0.00 (123 samples) were assigned a nominal 0.001% U_3O_8. Gaps in the drill holes where samples were not taken were also assigned a value of 0.001% U_3O_8. A total of 2,546 U_3O_8 assays were available for analysis.

A lognormal cumulative frequency plot showed 5 overlapping lognormal populations **(see Figure 19.2)**. The populations are summarized in **Table 19.3**. An effective capping level would be at 2 standard deviations above the mean of population 2 a level of 0.45 % U_3O_8. A total of 8 assays were capped at 0.45 % U_3O_8. The effects of capping on the overall statistics were minimal as shown in **Table 19.4**.

Table 19.3: Summary of Lognormal U_3O_8 Populations at Jacques Lake

Population	Mean U_3O_8 (%)	Proportion Of Total	Number of Assays
1	0.567	0.21 %	5
2	0.321	2.14 %	54
3	0.142	7.39 %	188
4	0.040	42.47 %	1,081
5	0.002	47.80 %	1,218


Partition
-0.50
-1.00
-1.50
-2.00
-2.50
-3.00
U3O8 * 10**0
logged
N = 2546(2546,2546)
Max = -0.178
Mean = -1.98
Min = -3.00
StDv = 0.771
07/01/10
14:26:09
JACQUES LAKE - U3O8
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 19.2: Lognormal Cumulative Probability Plot for U_3O_8 at Jacques

Table 19.4: Summary of Statistics for Assays and Capped Assays at Jacques Lake

	U_3O_8 (%)	Capped U_3O_8 (%)
Number of Samples	2,546	2,546
Mean Grade	0.039	0.039
Standard Deviation	0.068	0.066
Minimum Value	0.001	0.001
Maximum Value	0.663	0.450
Coefficient of Variation	1.75	1.71

19.2 GEOLOGIC MODEL

19.2.1 Michelin

A different approach for modeling the Michelin deposit was employed for the 2006 resource estimate. Whereas past resource estimates tried to estimate many different mineralized lenses within the overall mineralized zone, this estimate has attempted to model the footwall and hanging wall of the mineralization and include all material including internal waste within a main mineralized solid. Two smaller zones that could not be included were modeled separately as Z2 and Z3 zones **(Figure 19.3)**. This approach lets the data determine where the mineralized patches within the overall structure are located instead of joining up intervals from drill hole to drill hole.



Figure 19.3: Geologic Model for Michelin looking north showing Main Zone Solid in dark blue, Z2 solid in light blue and the Z3 Solid in green.

19.2.2 Jacques Lake

For Jacques lake cross sections were used to delineate the mineralized zones and three dimensional solids were drawn around these zones. **Figure 19.4** shows a view of the models with a Main zone, Hanging wall zone and Foot wall zone separated by a post mineralized felsic body and a metamorphosed mafic body.


Looking North
Metamorphosed mafic
FW Zone
HW Zone
Post-mineral felsic
Main zone

Figure 19.4: Geologic Model for Jacques Lake looking north showing mineralized and waste zones.

19.3 COMPOSITES

19.3.1 Michelin

Drill holes were "passed through" the mineralized solids with the points the hole's entered and left each solid recorded. Uniform down hole 2.5 m composites were formed to honor the boundaries of the solids. Composites were produced for the Main mineralized zone, the hanging wall zones labeled Z2 and Z3 and all material outside these zones classed as waste. Composites less than ½ the composite length at solid boundaries were combined with adjacent composites to produce a uniform support of 2.5± 1.25 m. A summary of the statistics for 2.5 m composites is presented in **Table 19.5**.

Table 19.5: Summary of Statistics for 2.5 m Composites Michelin

ZONE	Main Zone U_3O_8 (%)	Z2 Zone U_3O_8 (%)	Z3 Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	3,167	213	180	19,394
Mean Grade	0.067	0.041	0.020	0.003
Standard Deviation	0.082	0.045	0.021	0.014
Minimum Value	0.001	0.001	0.001	0.001
Maximum Value	0.829	0.277	0.093	1.00
Coefficient of Variation	1.22	1.09	1.04	4.51

19.3.2 Jacques Lake

Drill holes at Jacques Lake were passed through the various geologic solids and uniform 2.5 m down hole composites were formed that honored the various lithologic solids. Composites were prepared for the three mineralized zones, HW, FW and Main. Composites were also formed in waste units labeled metamorphosed mafic (MT-MI), post mineralized felsic (FI.POR), overburden (OVBD) and all other areas un-modeled (WASTE). The statistics for these composites are shown below in **Table 19.6** with all unmineralized units combined as waste.

Table 19.6: Summary of Statistics for 2.5 m Composites Jacques Lake

ZONE	Main Zone U_3O_8 (%)	HW Zone U_3O_8 (%)	FW Zone U_3O_8 (%)	Waste U_3O_8 (%)
Number of Samples	324	51	89	5,395
Mean Grade	0.079	0.053	0.049	0.003
Standard Deviation	0.071	0.039	0.041	0.008
Minimum Value	0.002	0.009	0.007	0.001
Maximum Value	0.362	0.193	0.213	0.184
Coefficient of Variation	0.90	0.75	0.84X	3.19

19.4 VARIOGRAPHY

19.4.1 Michelin

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, Z2, Z3 and Waste zones. There was insufficient data within the Z2 and Z3 zones to determine a model so the Main zone model was applied to these domains. Due to the linear style of mineralization within the Main zone semivariograms were produced along strike (Grid E-W Dip 0), down dip (Grid S Dip -55) and across dip (Grid N Dip -35). Nested spherical models were fit to each direction. The models are shown in Appendix XIII and the parameters summarized in Table 19.7. The nugget to sill ratio was 42% indicating reasonable sampling variability. These models were also used for the Z2 and Z3 parallel mineralized zones. For the waste zone an omni directional spherical model was applied.

Table 19.7: Summary of semivariogram Parameters for U_3O_8 at Michelin

Variable	Zone	Direction	C_0	C_1	C_2	a_1 (m)	a_2 (m)
U_3O_8 (%)	Main, Z2, Z3	Grid E-W Dip 0	0.30	0.30	0.35	25	90
		Grid S Dip -55	0.30	0.30	0.35	20	100
		Grid N Dip -35	0.30	0.30	0.35	8	22
	Waste	Omni Directional	0.11	0.06	0.09	50	120

19.4.2 Jacques Lake

Pairwise relative semivariograms were produced for U_3O_8 in each of the Main, and Waste zones. The hanging wall and foot wall zones did not have enough data to generate a model. The non mineralized units were all combined as waste and modeled.

Within the Main zone the directions modeled were dictated by the strike and dip of the mineralized zones namely: Strike 036° dip -60°. Spherical nested models were fit to both the Main zone and Waste data. The results are summarized below in **Table 19.8** with semivariograms shown in **Appendix XIII.**

Table 19.8: Summary of semivariogram Parameters for U_3O_8 at Jacques Lake

Variable	Zone	Direction	C_0	C_1	C_2	a_1 (m)	a_2 (m)
U_3O_8 (%)	Main, HW and FW	Az 036 Dip 0	0.05	0.40	0.08	20	45
		Az 126 Dip -60	0.05	0.40	0.08	12	100
		Az 306 Dip -30	0.05	0.40	0.08	8	20
	Waste	Az 036 Dip 0	0.05	0.10	0.14	15	30
		Az 126 Dip -60	0.05	0.10	0.14	20	30
		Az 306 Dip -30	0.05	0.10	0.14	12	70

19.5 BLOCK MODEL

19.5.1 Michelin

A block model with individual blocks 10 x 5 x 10 m in dimension in the directions E-W, N-S and vertical was superimposed on the various mineralized solids. The proportion of each block below surface topography, below the overburden surface, within the Main zone, within the Z2 zone, within the Z3 zone and within Waste was measured and tagged to the block. The block model parameters are as follows:

Lower left origin	Easting	-1600 E	10 m wide	156 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	10 m high	110 levels
No Rotation				

A second block model with similar origin but blocks 5 x 5 x 5 m was provided for possible underground extraction:

Lower left origin	Easting	-1600 E	5 m wide	312 columns
	Northing	-800 N	5 m long	181 rows
Top of Model	Elevation	400	5 m high	220 levels
No Rotation				


MICHELIN 10 X 5 X 10 m BLOCK MODEL
Z3 ZONE
Composites
NORTH
Z
Z2 ZONE
EAST

Figure 19.5: Michelin Block Model Isometric drawing showing Main Zone in Green,

Z2 zone in Red and Z3 zone in Blue

19.5.2 Jacques Lake

A block model consisting of blocks 10 m NE x 5 m NW x 10 m Vertical was superimposed over the geologic solids. The model was rotated 45° more or less parallel to the mineralized zones. Figure 19.6 shows the model and describes the origin, block sizes and numbers of columns, rows and levels in the model.

Blocks were coded with the percentage of block below surface topography, and the percentage of block within each geologic domain.

=332250, 6065950, 330
(level 1 is top)



Block rotation = 45 counter clockwise
Blocks are 10NE x 5NW x 10vertical
141 columns, 101 rows, 53 levels

Figure 19.6: Showing Jacques Lake block model orientation

19.6 GRADE INTERPOLATION

19.6.1 Michelin

The grades for U_3O_8 in each block were interpolated by ordinary kriging. Blocks with some percentage of volume within the Main Zone solid were estimated using the composites from within the Main zone. Blocks with some percentage of volume within

the Z2 and Z3 solid were estimated using Z2 and Z3 composites respectively. Blocks on the edges of the solids with some percentage of volume in waste were estimated using the waste composites. A weighted average grade for U_3O_8 in each block was then calculated as follows.

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3 + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

All grades were estimated in a series of passes with expanding search ellipse dimensions. The search ellipse for each pass was oriented along strike (Grid E-W) and down Dip (Grid S dipping -54). The first pass for each variable used dimensions for the search ellipse equal to ¼ the semivariogram range in each direction. If a minimum 4 composites were not found the block was not estimated. A second pass was completed for un-estimated blocks using search ellipse dimensions equal to ½ the semivariogram range. A third pass was completed on blocks still not estimated using a search ellipse with dimensions equal to the full range of the semivariogram and in some cases a fourth pass using 2 times the range was used to fill in the solids. In all cases if more than 12 composites were found the closest 12 were used. As mentioned earlier the semivariogram model from the Main zone was used to estimate zones Z2 and Z3.
A second estimate was tabulated looking only at the proportion of mineralized blocks as determined by the combined total of:
% Min = % Main Zone + % Z2 + % Z3.

This estimate assumes one could mine to the limits of the mineralized solids and includes <u>no edge dilution</u>. In this case the grade of the block is the weighted average of:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %Z2 * U_3O_8 in Z2 + %Z3 * U_3O_8 in Z3)/ %Min

The tonnage for this block would be:
Tonnes = Block volume * SG * % Min/100 %

To allow for the possibility of several mining methods the resource was calculated twice; once using 10 x 5 x 10 m blocks (for possible open pit methods) and once using 5 x 5 x 5 m blocks (for possible underground extraction).

Table 19.9 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.10 summarizes the same information for 5 x 5 x 5 m blocks.

Table 19.9: Summary of Kriging search parameters for Michelin 10 x 5 x 10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	8,505	22.5	5.5	25.0
	2	25,642	45.0	11.0	50.0
	3	15,779	90.0	22.0	100.0
	4*	17,805	180.0	44.0	200.0
Z2	1	527	22.5	5.5	25.0
	2	2,693	45.0	11.0	50.0
	3	2.243	90.0	22.0	100.0
	4	771	180.0	44.0	200.0
Z3	1	269	22.5	5.5	25.0
	2	2,429	45.0	11.0	50.0
	3	2,453	90.0	22.0	100.0
	4	1.027	180.0	44.0	200.0
Waste	1	20,376	30.0	30.0	30.0
	2	13,095	60.0	60.0	60.0
	3	10,901	120.0	120.0	120.0
	4	4,999	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

Table 19.10: Summary of Kriging search parameters for Michelin 5 x 5 x 5 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			Grid E-W Dip 0	Grid N Dip -36	Grid S Dip -54
Main	1	33,974	22.5	5.5	25.0
	2	96,244	45.0	11.0	50.0
	3	56,413	90.0	22.0	100.0
	4*	64,972	180.0	44.0	200.0
Z2	1	2,084	22.5	5.5	25.0
	2	9,697	45.0	11.0	50.0
	3	7,793	90.0	22.0	100.0
	4	2,526	180.0	44.0	200.0
Z3	1	1,085	22.5	5.5	25.0
	2	8,188	45.0	11.0	50.0
	3	7,742	90.0	22.0	100.0
	4	3,300	180.0	44.0	200.0
Waste	1	63,844	30.0	30.0	30.0
	2	40,477	60.0	60.0	60.0
	3	34,517	120.0	120.0	120.0
	4	15,891	240.0	240.0	240.0

*Note for main zone a fourth pass was made using a minimum of 2 composites

As an example of the kriged grade distribution for 10 x 5 x 10 m blocks, **Figures 19.7 and 19.8** show isometric views of the Main Zone with blocks from 0.05 – 0.1% shown in green and blocks greater than 0.10% U_3O_8 in red.


Z
Michelin Main Zone
Kriged 10 x 5 x 10 m Blocks
with
U3O8>= 0.05 < 0.1%
EAST
NORTH

Figure 19.7: Michelin Main Zone U3O8 Blocks > 0.05% and < 0.10 %


Z
Michelin Main Zone
Kriged 10 x 5 x 10 m
Blocks
U3O8 >= 0.1 %
EAST
NORTH

Figure 19.8: Michelin Main Zone U_3O_8 Blocks > 0.10 %

19.6.2 Jacques Lake

A similar kriging strategy was used for Jacques Lake on blocks 10 x 5 x 10 m in size. Again ordinary kriging was completed in a number of passes with the search ellipse oriented and scaled by the semivariogram for the Main Zone. Pass one used ¼ the range, pass 2 used ½ the range, pass 3 used the full range and pass 4 used double the range. Blocks required a minimum 4 composites to be found to be estimated during each pass. If more than 12 composites were found the closest 12 were used. The Main Zone at Jacques Lake was estimated using only composites within the Main Zone. The HW zone and FW zone were estimated using only composites from the HW and FW respectively. Waste or areas outside these three mineralized zones were estimated from all composites outside the mineralized solids.

The whole block or diluted grade of a block was calculated as a weighted average as follows:

Grade U_3O_8 in Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW + %Waste * U_3O_8 in Waste + %OB * 0.001) / % below Topo

As was done at Michelin, a second grade was calculated as the grade within the mineralized solids, a grade attainable if one could mine to the solid boundaries. The weighted average of mineralized zones was calculated as follows:

% Min in Block = % Main Zone + % HW + % FW

Grade U_3O_8 in Mineralized Part of Block = (%Main zone * U_3O_8 in Main zone + %HW * U_3O_8 in HW + %FW * U_3O_8 in FW)/ %Min

Table 19.11 summarizes the search parameters for 10 x 5 x 10 m blocks and shows the number of blocks estimated during each pass.

Table 19.11: Summary of Kriging search parameters for Jacques Lake 10x5x10 m Blocks

Zone	Pass	Number of Blocks	Search Ellipse Dimension (m)		
			AZ. 36 Dip 0	AZ 306 Dip -30	AZ 126 Dip -60
Main	1	393	11.25	5.0	25.0
	2	2,481	22.5	10.0	50.0
	3	3,513	45.0	20.0	100.0
	4	2,280	90.0	40.0	200.0
HW	1	32	11.25	5.0	25.0
	2	403	22.5	10.0	50.0
	3	1,465	45.0	20.0	100.0
	4	669	90.0	40.0	200.0
FW	1	82	11.25	5.0	25.0
	2	541	22.5	10.0	50.0
	3	913	45.0	20.0	100.0
	4	260	90.0	40.0	200.0
Waste	1	414	7.5	17.5	7.5
	2	1,636	15.0	35.0	15.0
	3	3,903	30.0	70.0	30.0
	4	3,306	60.0	140.0	60.0

	5	428	120.0	280.0	120.0

19.7 BULK DENSITY

19.7.1 Michelin

Historically a bulk density of 2.72 g/cc was used in Brinex estimates (Agnerian, 2006). For the 2006 43-101 report Roscoe Postle had 18 independent measurements of specific gravity completed on crushed samples at SGS Laboratories. RPA came up with an average specific gravity of 2.83 g/cc which was used in the 2005 resource estimate (Agnerian, 2006).

During the 2005 drill campaign Aurora had 60 specific gravity determinations taken from course rejects at CMB Laboratories. During the 2006 drill program an additional 118 specific gravity measurements were made from core samples. The results of these 2005-06 determinations are shown below in **Table 19.12** sorted by grade and all determinations are listed in **Appendix IV**.

Table 19.12: Summary of Specific Gravity measurements sorted by U_3O_8 Grade

Numbe r	Grade Range U_3O_8 %	U_3O_8 %	Average SG
38	0.000 to 0.020	0.007	2.73
19	0.020 to 0.050	0.034	2.70
12	0.050 to 0.080	0.066	2.71
11	0.080 to 0.100	0.092	2.69
18	0.100 to 0.140	0.119	2.70
33	0.140 to 0.200	0.164	2.72
26	0.200 to 0.300	0.248	2.70
21	>0.300	0.393	2.70
178	**TOTAL**	**0.140**	**2.71**

Clearly there is no correlation between specific gravity and uranium grade (correlation coefficient= -0.006). Based on the current measurements, the density used in the 2005 estimate seems high with the average of 178 determinations in 2005 -2006 being very close at 2.71 to the Brinex 2.72 used in historic estimates. For this resource estimate, an average specific gravity of 2.71 g/cc was used.

19.7.2 Jacques Lake

For Jacques Lake, 173 specific gravity determinations were made in the area of mineralization during the 2006 drill program. These density values ranged from a low of 2.5 to a high of 3.3 with a mean value of 2.81. The distribution of measurements was fairly uniform through the mineralized zones so a value for specific gravity was interpolated into all estimated blocks using inverse distance squared and a similar search strategy as used for U_3O_8.

19.8 CLASSIFICATION

Based on the study herein reported, delineated mineralization of the Michelin and Jacques Lake Project is classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."*

> *"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

> *"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

> *"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

*"An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

19.8.1 Michelin

The geologic continuity of the Michelin mineralized zones is well established through surface mapping, drill hole information and underground mapping and sampling. Grade continuity can be quantified by variography. For the Michelin Deposit blocks near surface and the underground sampling that were estimated in Pass 1 (using ¼ the semivariogram ranges for a search ellipse) were classed as measured. Indicated blocks were those estimated in Pass 2 (using search ellipses with ½ the semivariogram range). Blocks in the lower portions of the mineralized zones and near the edges estimated in Pass 3 and 4 (using the full range and double the range of the semivariogram) were classed inferred. The distribution of measured, indicated and inferred blocks is shown in **Figure 19.9**.

Table 19.13 shows the total resource from 10 x 5 x 10 m blocks with edge dilution applied. That is to say all blocks with some proportion within the mineralized solid are included. The block grades are a weighted average of mineralization within the mineralized solid and outside the solid. This approach is valid for an open pit mining scenario where the large equipment used could not mine to the three dimensional shapes of the mineralized model.


Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Measured
Drill Hole Composites
NORTH
EAST


Z
Michelin 10 x 5 x 10 m Block Model
Blocks Classed Indicated
Drill Hole Composites
NORTH
EAST


Z
Michelin 10 x 5 x 10 m Block Model
Drill Hole Composites
Blocks Classed Inferred
NORTH
EAST

Figure 19.9: Isometric plots showing distribution of Classified Blocks at Michelin

Table 19.13: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,410,000	0.071	5,340,000	26,520,000	0.085	49,710,000
0.05	2,190,000	0.089	4,300,000	18,690,000	0.105	43,270,000
0.06	1,760,000	0.098	3,800,000	15,750,000	0.114	39,590,000
0.07	1,420,000	0.106	3,320,000	13,340,000	0.123	36,180,000
0.08	1,140,000	0.114	2,870,000	11,220,000	0.132	32,660,000
0.09	860,000	0.124	2,350,000	9,350,000	0.142	29,280,000
0.10	670,000	0.132	1,950,000	7,790,000	0.151	25,940,000
0.11	510,000	0.141	1,590,000	6,540,000	0.160	23,070,000
0.12	360,000	0.152	1,210,000	5,410,000	0.170	20,280,000
0.13	260,000	0.161	920,000	4,530,000	0.179	17,880,000
0.14	190,000	0.171	720,000	3,740,000	0.188	15,500,000
0.15	150,000	0.180	600,000	3,110,000	0.197	13,510,000
0.16	100,000	0.191	420,000	2,520,000	0.207	11,500,000
0.17	80,000	0.198	350,000	2,090,000	0.216	9,950,000
0.18	58,000	0.208	270,000	1,720,000	0.225	8,530,000
0.19	38,000	0.220	180,000	1,410,000	0.234	7,280,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	29,930,000	0.084	55,440,000	21,680,000	0.078	37,290,000
0.05	20,880,000	0.103	47,420,000	13,160,000	0.103	29,890,000
0.06	17,510,000	0.113	43,630,000	10,930,000	0.113	27,230,000
0.07	14,760,000	0.122	39,710,000	9,420,000	0.120	24,930,000
0.08	12,350,000	0.131	35,670,000	7,220,000	0.134	21,330,000
0.09	10,210,000	0.140	31,520,000	5,940,000	0.145	18,990,000
0.10	8,450,000	0.150	27,950,000	4,780,000	0.157	16,550,000
0.11	7,040,000	0.159	24,680,000	4,110,000	0.166	15,040,000
0.12	5,770,000	0.169	21,500,000	3,460,000	0.176	13,430,000
0.13	4,790,000	0.178	18,800,000	3,010,000	0.183	12,150,000
0.14	3,930,000	0.187	16,200,000	2,670,000	0.189	11,130,000
0.15	3,260,000	0.196	14,090,000	2,350,000	0.195	10,100,000
0.16	2,620,000	0.207	11,960,000	1,840,000	0.207	8,400,000
0.17	2,170,000	0.215	10,290,000	1,510,000	0.216	7,190,000
0.18	1,780,000	0.225	8,830,000	1,300,000	0.223	6,390,000
0.19	1,450,000	0.234	7,480,000	1,040,000	0.232	5,320,000

To aid the underground mine planning a second block model was estimated, using the same geologic model, composites, variogram models and kriging strategy but reducing the size of the blocks to 5 x 5 x 5 m **(Table 19.14)**. This block reduction does not increase the confidence in block grades but does reduce the effects of edge dilution as with smaller blocks a smaller volume would be affected.

Table 19.14: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) Using Whole Blocks with edge Dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,410,000	0.073	5,490,000	26,120,000	0.087	50,110,000
0.05	2,270,000	0.091	4,550,000	18,720,000	0.106	43,750,000
0.06	1,850,000	0.099	4,040,000	15,930,000	0.115	40,390,000
0.07	1,480,000	0.108	3,520,000	13,590,000	0.124	37,160,000
0.08	1,170,000	0.117	3,020,000	11,510,000	0.133	33,750,000
0.09	910,000	0.126	2,530,000	9,650,000	0.142	30,220,000
0.10	720,000	0.134	2,130,000	8,030,000	0.152	26,910,000
0.11	560,000	0.143	1,770,000	6,720,000	0.161	23,860,000
0.12	420,000	0.152	1,410,000	5,630,000	0.170	21,100,000
0.13	310,000	0.162	1,110,000	4,680,000	0.179	18,470,000
0.14	230,000	0.171	870,000	3,880,000	0.189	16,170,000
0.15	170,000	0.181	680,000	3,220,000	0.198	14,060,000
0.16	120,000	0.191	510,000	2,640,000	0.207	12,050,000
0.17	90,000	0.200	400,000	2,180,000	0.216	10,380,000
0.18	66,000	0.210	310,000	1,790,000	0.226	8,920,000
0.19	46,000	0.221	220,000	1,480,000	0.234	7,640,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	29,530,000	0.085	55,350,000	21,930,000	0.078	37,720,000
0.05	20,990,000	0.104	48,130,000	13,490,000	0.103	30,640,000
0.06	17,770,000	0.113	44,280,000	11,250,000	0.113	28,030,000
0.07	15,080,000	0.122	40,570,000	9,750,000	0.120	25,800,000
0.08	12,690,000	0.131	36,660,000	7,470,000	0.134	22,070,000
0.09	10,560,000	0.141	32,830,000	6,100,000	0.145	19,500,000
0.10	8,750,000	0.150	28,940,000	4,920,000	0.157	17,030,000
0.11	7,280,000	0.160	25,680,000	4,140,000	0.167	15,240,000
0.12	6,050,000	0.169	22,550,000	3,510,000	0.177	13,700,000
0.13	4,990,000	0.178	19,590,000	3,070,000	0.184	12,460,000
0.14	4,110,000	0.188	17,040,000	2,760,000	0.190	11,560,000
0.15	3,390,000	0.197	14,730,000	2,440,000	0.196	10,550,000
0.16	2,760,000	0.207	12,600,000	1,940,000	0.207	8,850,000
0.17	2,270,000	0.216	10,810,000	1,600,000	0.215	7,590,000
0.18	1,860,000	0.225	9,230,000	1,380,000	0.222	6,760,000
0.19	1,530,000	0.234	7,890,000	1,080,000	0.232	5,520,000

These same two sets of tables can be produced for only material within the mineralized solids. These resources are valid if you could mine to the solid boundaries as drawn. These resources have no edge dilution applied **(Table 19.15 & 19.16)**.

Table 19.15: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) with no edge dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	2,920,000	0.076	4,890,000	23,220,000	0.094	48,130,000
0.05	2,000,000	0.094	4,150,000	17,960,000	0.111	43,960,000
0.06	1,640,000	0.102	3,690,000	15,650,000	0.119	41,060,000
0.07	1,370,000	0.110	3,320,000	13,680,000	0.127	38,310,000
0.08	1,130,000	0.118	2,940,000	11,890,000	0.135	35,390,000
0.09	870,000	0.128	2,460,000	10,140,000	0.143	31,970,000
0.10	680,000	0.137	2,050,000	8,590,000	0.152	28,790,000
0.11	530,000	0.146	1,710,000	7,220,000	0.161	25,630,000
0.12	410,000	0.156	1,410,000	5,970,000	0.171	22,510,000
0.13	320,000	0.164	1,160,000	5,060,000	0.179	19,970,000
0.14	240,000	0.174	920,000	4,210,000	0.188	17,450,000
0.15	180,000	0.184	730,000	3,480,000	0.198	15,190,000
0.16	140,000	0.193	600,000	2,850,000	0.207	13,010,000
0.17	110,000	0.201	490,000	2,370,000	0.216	11,290,000
0.18	83,000	0.209	380,000	1,920,000	0.226	9,570,000
0.19	58,000	0.221	280,000	1,560,000	0.235	8,080,000

U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	26,140,000	0.092	53,030,000	20,440,000	0.085	38,310,000
0.05	19,960,000	0.109	47,970,000	13,700,000	0.107	32,320,000
0.06	17,290,000	0.117	44,610,000	11,680,000	0.116	29,880,000
0.07	15,050,000	0.125	41,480,000	10,490,000	0.121	27,990,000
0.08	13,020,000	0.133	38,180,000	7,920,000	0.136	23,750,000
0.09	11,010,000	0.142	34,470,000	6,480,000	0.148	21,150,000
0.10	9,260,000	0.151	30,830,000	5,180,000	0.161	18,390,000
0.11	7,750,000	0.160	27,340,000	4,470,000	0.170	16,760,000
0.12	6,370,000	0.170	23,880,000	3,780,000	0.181	15,090,000
0.13	5,370,000	0.179	21,200,000	3,330,000	0.188	13,800,000
0.14	4,450,000	0.188	18,450,000	2,930,000	0.195	12,600,000
0.15	3,660,000	0.197	15,900,000	2,640,000	0.201	11,700,000
0.16	2,990,000	0.207	13,650,000	2,110,000	0.213	9,910,000
0.17	2,480,000	0.215	11,760,000	1,790,000	0.221	8,720,000
0.18	2,010,000	0.225	9,970,000	1,590,000	0.227	7,960,000
0.19	1,620,000	0.235	8,390,000	1,250,000	0.238	6,560,000

Table 19.16: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,230,000	0.077	5,480,000	24,810,000	0.092	50,330,000
0.05	2,230,000	0.094	4,620,000	18,870,000	0.109	45,350,000
0.06	1,840,000	0.102	4,140,000	16,310,000	0.117	42,080,000
0.07	1,520,000	0.110	3,690,000	14,090,000	0.126	39,150,000
0.08	1,230,000	0.118	3,200,000	12,080,000	0.134	35,690,000
0.09	960,000	0.127	2,690,000	10,280,000	0.143	32,410,000
0.10	750,000	0.136	2,250,000	8,620,000	0.152	28,890,000
0.11	600,000	0.145	1,920,000	7,220,000	0.162	25,790,000
0.12	450,000	0.155	1,540,000	6,060,000	0.171	22,850,000
0.13	340,000	0.165	1,240,000	5,070,000	0.180	20,120,000
0.14	270,000	0.173	1,030,000	4,220,000	0.189	17,590,000
0.15	200,000	0.182	800,000	3,500,000	0.198	15,280,000
0.16	150,000	0.192	640,000	2,870,000	0.208	13,160,000
0.17	110,000	0.202	490,000	2,370,000	0.217	11,340,000
0.18	83,000	0.211	390,000	1,940,000	0.226	9,670,000
0.19	61,000	0.220	300,000	1,590,000	0.235	8,240,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	28,030,000	0.090	55,630,000	21,660,000	0.083	39,640,000
0.05	21,090,000	0.107	49,760,000	14,250,000	0.105	32,990,000
0.06	18,150,000	0.116	46,420,000	12,020,000	0.114	30,210,000
0.07	15,610,000	0.124	42,680,000	10,720,000	0.120	28,370,000
0.08	13,310,000	0.133	39,030,000	8,090,000	0.135	24,080,000
0.09	11,240,000	0.142	35,190,000	6,550,000	0.147	21,230,000
0.10	9,380,000	0.151	31,230,000	5,200,000	0.161	18,460,000
0.11	7,820,000	0.160	27,590,000	4,410,000	0.171	16,630,000
0.12	6,510,000	0.170	24,400,000	3,750,000	0.180	14,880,000
0.13	5,410,000	0.179	21,350,000	3,290,000	0.188	13,640,000
0.14	4,480,000	0.188	18,570,000	2,970,000	0.194	12,700,000
0.15	3,700,000	0.197	16,070,000	2,650,000	0.200	11,690,000
0.16	3,020,000	0.207	13,780,000	2,130,000	0.211	9,910,000
0.17	2,480,000	0.216	11,810,000	1,810,000	0.220	8,780,000
0.18	2,020,000	0.225	10,020,000	1,610,000	0.225	7,990,000
0.19	1,650,000	0.235	8,550,000	1,240,000	0.237	6,480,000

Finally, a set of combined Tables that would reflect the style of mining and the levels that might separate a surface open pit from an underground mine scenario. **Table 19.17** shows the grades and tonnages for blocks 10 x 5 x 10 m with edge dilution above the 150 m elevation level that might represent the bottom of an open pit. The edge dilution would represent mining 10 x 5 x 10 m blocks with large equipment.

Table 19.17: Summary of the Michelin Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution, Above the 150 m Elevation

U_3O_8 Cutoff (%)	MEASURED			INDICATED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	**3,410,000**	**0.071**	**5,340,000**	**7,930,000**	**0.062**	**10,840,000**
0.05	2,190,000	0.089	4,300,000	4,280,000	0.082	7,740,000
0.06	1,760,000	0.098	3,800,000	3,140,000	0.092	6,370,000
0.07	1,420,000	0.106	3,320,000	2,340,000	0.102	5,260,000
0.08	1,140,000	0.114	2,870,000	1,690,000	0.113	4,210,000
0.09	860,000	0.124	2,350,000	1,260,000	0.122	3,390,000
0.10	670,000	0.132	1,950,000	950,000	0.131	2,740,000
0.11	510,000	0.141	1,590,000	720,000	0.140	2,220,000
0.12	360,000	0.152	1,210,000	530,000	0.149	1,740,000
0.13	260,000	0.161	920,000	390,000	0.157	1,350,000
0.14	190,000	0.171	720,000	290,000	0.166	1,060,000
0.15	150,000	0.180	600,000	230,000	0.172	870,000
0.16	100,000	0.191	420,000	150,000	0.180	600,000
0.17	80,000	0.198	350,000	100,000	0.188	410,000
0.18	58,000	0.208	270,000	60,000	0.196	260,000
0.19	38,000	0.220	180,000	30,000	0.207	140,000
U_3O_8 Cutoff (%)	MEASURED PLUS INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	**11,340,000**	**0.065**	**16,250,000**	**460,000**	**0.043**	**440,000**
0.05	6,480,000	0.085	12,150,000	110,000	0.061	150,000
0.06	4,900,000	0.094	10,160,000	50,000	0.072	80,000
0.07	3,770,000	0.104	8,650,000	30,000	0.077	50,000
0.08	2,830,000	0.113	7,050,000	7,000	0.085	10,000
0.09	2,120,000	0.123	5,750,000	3,000	0.093	6,000
0.10	1,620,000	0.132	4,720,000			
0.11	1,230,000	0.140	3,800,000			
0.12	890,000	0.150	2,940,000			
0.13	660,000	0.159	2,310,000			
0.14	480,000	0.168	1,780,000			
0.15	370,000	0.175	1,430,000			
0.16	260,000	0.184	1,050,000			
0.17	180,000	0.193	770,000			
0.18	120,000	0.202	530,000			
0.19	70,000	0.214	330,000			

Table 19.18 shows the resource below the 150 m elevation that might be extractable by underground methods and as a result it is reported from 5 x 5 x 5 m blocks with no edge dilution. This assumes more selectivity underground but of course some mining dilution will ultimately be applied. There is no measured resource below the 150

m elevation.

Table 19.18: Summary of the Michelin Resource (5 X 5 X 5 m Block Model) with no edge dilution below the 150 m Elevation Reflecting a possible Underground Resource

U3O8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U3O8 (%)	Pounds of U3O8		U3O8 (%)	Pounds of U3O8
0.03	17,690,000	0.101	39,400,000	21,160,000	0.083	38,730,000
0.05	**14,310,000**	**0.115**	**36,290,000**	**13,950,000**	**0.106**	**32,610,000**
0.06	12,730,000	0.123	34,530,000	11,870,000	0.115	30,100,000
0.07	11,340,000	0.130	32,510,000	10,650,000	0.121	28,410,000
0.08	9,930,000	0.138	30,220,000	8,070,000	0.135	24,020,000
0.09	8,610,000	0.146	27,720,000	6,540,000	0.147	21,200,000
0.10	7,330,000	0.155	25,050,000	5,200,000	0.161	18,460,000
0.11	6,220,000	0.164	22,490,000	4,400,000	0.171	16,590,000
0.12	5,290,000	0.173	20,180,000	3,750,000	0.180	14,880,000
0.13	4,450,000	0.182	17,860,000	3,290,000	0.188	13,640,000
0.14	3,750,000	0.191	15,790,000	2,960,000	0.194	12,660,000
0.15	3,150,000	0.200	13,890,000	2,650,000	0.200	11,690,000
0.16	2,600,000	0.210	12,040,000	2,130,000	0.211	9,910,000
0.17	2,170,000	0.219	10,480,000	1,810,000	0.220	8,780,000
0.18	1,800,000	0.228	9,050,000	1,610,000	0.225	7,990,000
0.19	1,500,000	0.237	7,840,000	1,240,000	0.237	6,480,000

19.8.2 Jacques Lake

At this point in time the drill spacing at Jacques Lake is too wide spaced to calculate a measured resource. The blocks estimated in pass 1 and 2 were classed indicated and those estimate in pass 3 and 4 were classed inferred.

As in Michelin the resource has been presented as two sets of Tables. **Table 19.19** shows the resource with edge dilution applied to 10 x 5 x 10 m blocks while **Table 19.20** shows the resource if you could mine to the geological solid boundaries.

Table 19.19: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,660,000	0.073	5,890,000	5,680,000	0.051	6,390,000
0.05	2,410,000	0.091	4,840,000	2,070,000	0.073	3,330,000
0.06	1,980,000	0.099	4,320,000	1,260,000	0.085	2,360,000
0.07	1,640,000	0.107	3,870,000	960,000	0.091	1,930,000
0.08	1,330,000	0.114	3,340,000	630,000	0.100	1,390,000
0.09	1,090,000	0.121	2,910,000	380,000	0.110	920,000
0.10	830,000	0.129	2,360,000	250,000	0.118	650,000
0.11	590,000	0.139	1,810,000	138,000	0.130	396,000
0.12	410,000	0.150	1,360,000	69,000	0.145	221,000
0.13	290,000	0.160	1,020,000	50,000	0.154	170,000
0.14	210,000	0.169	780,000	33,000	0.164	119,000
0.15	143,000	0.182	570,000	24,000	0.171	90,000
0.16	105,000	0.192	440,000	16,000	0.180	64,000
0.17	78,000	0.201	350,000	13,000	0.184	53,000
0.18	55,000	0.212	257,000	4,000	0.198	17,000
0.19	39,000	0.223	192,000	4,000	0.198	17,000

Table 19.20: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) with no edge Dilution

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	3,550,000	0.079	6,180,000	6,130,000	0.055	7,430,000
0.05	2,500,000	0.095	5,240,000	2,700,000	0.075	4,470,000
0.06	2,120,000	0.102	4,770,000	1,660,000	0.088	3,220,000
0.07	1,810,000	0.109	4,350,000	1,300,000	0.095	2,720,000
0.08	1,470,000	0.116	3,760,000	1,030,000	0.100	2,270,000
0.09	1,220,000	0.123	3,310,000	600,000	0.111	1,470,000
0.10	950,000	0.131	2,740,000	400,000	0.120	1,060,000
0.11	700,000	0.140	2,160,000	235,000	0.131	679,000
0.12	500,000	0.151	1,660,000	124,000	0.146	399,000
0.13	360,000	0.161	1,280,000	95,000	0.153	320,000
0.14	270,000	0.170	1,010,000	64,000	0.162	229,000
0.15	194,000	0.180	770,000	46,000	0.169	171,000
0.16	144,000	0.188	600,000	28,000	0.179	111,000
0.17	95,000	0.201	420,000	18,000	0.187	74,000
0.18	65,000	0.212	304,000	6,000	0.206	27,000
0.19	51,000	0.220	247,000	4,000	0.223	20,000

When mining method is considered the resource could be subdivided into an open pit possible extraction above the 130 m elevation. This resource is reported using the whole block results (edge dilution applied) in **Table 19.21**. The part of the resource below the 130 elevation that might be extracted by underground methods is reported as the mineralized part of the blocks (no edge dilution applied) in **Table 19.22**.

Table 19.21: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) Using Whole Blocks with edge Dilution above 130 m Elevation

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	**1,150,000**	**0.083**	**2,100,000**	**1,520,000**	**0.056**	**1,880,000**
0.05	810,000	0.101	1,800,000	630,000	0.080	1,110,000
0.06	690,000	0.109	1,660,000	430,000	0.093	880,000
0.07	580,000	0.117	1,500,000	350,000	0.100	770,000
0.08	500,000	0.124	1,370,000	270,000	0.107	640,000
0.09	440,000	0.130	1,260,000	210,000	0.114	530,000
0.10	350,000	0.138	1,070,000	150,000	0.122	400,000
0.11	260,000	0.149	850,000	81,000	0.138	246,000
0.12	200,000	0.162	710,000	53,000	0.150	175,000
0.13	150,000	0.173	570,000	45,000	0.154	153,000
0.14	130,000	0.180	520,000	30,000	0.165	109,000
0.15	102,000	0.189	430,000	23,000	0.171	87,000

Table 19.22: Summary of the Jacques Lake Resource (10 X 5 X 10 m Block Model) With no edge Dilution below 130 m Elevation

U_3O_8 Cutoff (%)	INDICATED			INFERRED		
	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff	
		U_3O_8 (%)	Pounds of U_3O_8		U_3O_8 (%)	Pounds of U_3O_8
0.03	2,440,000	0.074	3,980,000	4,460,000	0.054	5,310,000
0.05	**1,670,000**	**0.090**	**3,310,000**	**1,950,000**	**0.072**	**3,100,000**
0.06	1,410,000	0.097	3,020,000	1,160,000	0.084	2,150,000
0.07	1,200,000	0.103	2,730,000	880,000	0.090	1,750,000
0.08	930,000	0.111	2,280,000	680,000	0.095	1,420,000
0.09	740,000	0.117	1,910,000	320,000	0.106	750,000
0.10	550,000	0.125	1,520,000	190,000	0.114	480,000
0.11	400,000	0.133	1,170,000	106,000	0.121	283,000
0.12	280,000	0.141	870,000	43,000	0.132	125,000
0.13	200,000	0.148	650,000	21,000	0.141	65,000
0.14	120,000	0.157	420,000	7,000	0.151	23,000
0.15	75,000	0.165	270,000	3,000	0.164	11,000

These resource tables can be summarized as follows.

Deposit	Measured			Indicated			Inferred		
	Tonnes (x 1000)	% U_3O_8	lbs U_3O_8 (x 1000)	Tonnes (x1000)	% U_3O_8	lbs U_3O_8 (x1000)	Tonnes (x1000	% U_3O_8	lbs U_3O_8 (x1000)
Michelin Open Pit*	3,410	0.07	5,340	7,930	0.06	10,840	460	0.04	440
Michelin Underground**				14,310	0.12	36,290	13,950	0.11	32,610
Jacques Lake Open Pit*				1,150	0.08	2,100	1,520	0.06	1,880
Jacques Lake Underground**				1,670	0.09	3,310	1,950	0.07	3,100
Totals	**3,410**	**0.07**	**5,340**	**25,060**	**0.10**	**52,540**	**17,880**	**0.10**	**38,030**

** Open pit resource reported at 0.03% U_3O_8 cut-off*

*** Underground resource reported at a 0.05% U_3O_8 cut-off*

19.9 OTHER RESOURCES

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System **(MODS)**, a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the authors of any the CMB Technical Report, the Michelin Technical Report or the 2006 Technical Report have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. **As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates.**

However, management believes that these historical estimates may be indicative of the potential for mineralization on these properties. These historical estimates include:

1. The Rainbow Deposit with 272,232 tonnes @ 0.100% U_3O_8 (600,159 lbs U_3O_8). Note - The 1975 historical estimate for the Rainbow Deposit by Brinex was based on data from 19 surface drill holes which defined a zone 140 m long by 2 to 15 m wide by 79 m deep. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

2. The Gear Lake Deposit with 76,860 tonnes @ 0.145% U_3O_8 (245,695 lbs U_3O_8) Note - The historical estimate for the Gear Lake Prospect (year unknown) by Brinex was based on data from an unknown number of surface holes which defined the zone over a length of 30 m and to a depth of 70 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards. The drill hole and assay data are deemed to be inadequate for an accurate estimation of tonnage and grade and the calculations assume a continuity of the mineralized zone which is not completely tested by drilling.

3. The Inda Lake Deposit with 514,519 tonnes @ 0.155% U_3O_8 (1,758,167 lbs U_3O_8) Note - The 1976 historical estimate for the Inda Lake Prospect by Brinex was based on data from 23 surface drill holes. 75% percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 m and strike length of 640 m. The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U_3O_8. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

4. The Nash Lake Deposit with 215,971 tonnes @ 0.224% U_3O_8 (1,066,523 lbs U_3O_8) Note - The 1970 historical estimate for the Nash Lake Prospect (Main Zone) by Brinex was based on data from unknown number of surface drill holes which defined the zone over a strike length of 365 m and a depth of 140 m. The historical estimate is based on limited surface drilling and is not compatible with current CIM standards.

A "qualified person" as defined in National Instrument 43-101 has not completed sufficient work on these properties to classify these historical estimates as current Mineral Resources or Mineral Reserves in accordance with the requirements of National Instrument 43-101, the Corporation is not treating these historical estimates as current Mineral Resources or Mineral Reserves as defined under National Instrument 43-101, and accordingly these historical estimates should not be relied upon. Potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource to date on any of the Rainbow, Gear Lake, Inda Lake or Nash Lake properties, and it is uncertain if further exploration will result in any of these properties being delineated as Mineral Resources in accordance with National Instrument 43-101.

20.0 OTHER RELEVANT DATA AND INFORMATION

The Nunatsiavut Government came into effect December 1st, 2005. The current Board of the Labrador Inuit Association became the transitional government which will be in place until an election is held. The Nunatsiavut Government will operate on a consensus basis rather than an adversarial party system. The Nunatsiavut Government will observe federal and provincial laws and, in time, take greater control over policy.

The effective date marks the transition of the Labrador Inuit Lands Claims Agreement into a legal and constitutional reality.

Sections of the Agreement which deal specifically with exploration interests in Labrador are Part 4.11 Subsurface Interests and Part 4.12 Subsurface Resource Development in Labrador Inuit Lands. For the purposes of this report, the following paraphrased parts are of note:

- Administration of subsurface resources in the Labrador Inuit Settlement Area rest with the Province (4.11.1). The Province is obliged to consult with the Nunatsiavut Government about conditions to be attached to a subsurface interest in Labrador Inuit Lands (4.12.4).
- Exploration of Labrador Inuit Lands requires approval of an application in the form of a work plan made to the Nunatsiavut Government and the Province (4.11.13(b)). Fifteen days is indicated as the time frame for processing applications. Approval from both the Provincial and Nunatsiavut governments is required before work can proceed.
- Exploration companies must obtain consent from the Nunatsiavut Government for access to Labrador Inuit Lands (4.11.13(a)).
- Development of a subsurface resource in Labrador Inuit Lands requires an Inuit Impacts and Benefits Agreement with the Nunatsiavut Government (4.12.1).

As of February 19, 2007 the effective date of this technical report, ***the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands*** were still in the negotiation phase between the Nunatsiavut Government and the Government of Newfoundland and Labrador. Until such time as the Standards are ratified into law, no winter drilling permits will be awarded for Labrador Inuit Lands.

21.0 INTERPRETATION AND CONCLUSIONS

The program over the period from January 2006 to November 2006 period has been very successful in identifying additional mineralization at Michelin and Jacques Lake, and in confirming mineralization at White Bear, Gear, Inda, Nash and Rainbow through ongoing drilling.

21.1 MICHELIN TARGET AREA

The 2006 program has been successful in infilling and expanding upon the area of the inferred resource drilled in 2005. In addition to confirming the presence of mineralization inferred from the wider-spaced drilling, the 2006 program has also successfully identified a significant zone of increased width and grade, with values better than any previously drilled on the Michelin project. The best of these is M06-019, which returned **0.24% U_3O_8/43.7 m**

With continued drilling, it is also becoming clearer that the main zone at Michelin has a continuous and predictable hanging wall and footwall, but shows significant internal zonation within those two bounding structures.

The 2006 drilling has substantially infilled the main zone down to a depth of approximately 750m below surface and has intersected uranium mineralization to a vertical depth of 880m from surface. Continued drilling in the area should now be aimed at extending the mineralization to a greater depth and drill-testing the potential for other similarly plunging shoots to the east and west of the main zone.

21.2 WHITE BEAR LAKE TARGET AREA

The White Bear Lake target area was previously drilled by Brinex and returned a number of significant drill intersections which were not followed up at the time. The drilling carried out far in 2006 has confirmed the presence of bedrock mineralization in the area and also verified the values returned in Brinex drilling from the late 1970's.

The most significant intercept in Phase I drilling was returned in **WB06-001** with **0.25% U_3O_8/15 m.** The three subsequent Phase I drill holes were designed to test the extent of this mineralized zone, and returned narrower but still significant mineralized intervals.

Phase II drilling at White Bear produced variable results, with the most significant being returned in **WB06-005** at **0.25% U_3O_8/15 m.** The remainder of holes drilled during the Phase II program returned a range of results from background values to **0.14 % U_3O_8/9.76 m** in **WB06-006**. Follow up drilling showed a large degree of metamorphic and overprinting effects from the emplacement of the Burnt Lake granite, located to the East of the target area.

Mineralization in the White Bear Lake area is associated with moderate hematite alteration, disseminated amphibole and disseminated pyrite. The mineralized zones exhibit a lower degree of strain than mineralization at Michelin and Jacques Lake.

The White Bear Lake area contains widespread outcropping uranium mineralization which was trenched by Brinex during the 1970s. There are a number of additional zones in the area with positive trench and first-pass drill results which have not subsequently been followed up.

Further work is recommended to map and sample the extent and nature of alteration and structures hosting uranium mineralization, prior to continued drill testing of the White Bear target area.

21.3 JACQUES LAKE TARGET AREA

The 2006 program was successful in extending the known mineralization at Jacques Lake over a strike length of 400 m, and in the identification of a much broader and more continuous mineralized zone in drill holes **JL06-018/019/020.** The most significant results were returned in **DDH JL06-020** with **0.11% U_3O_8/57.7 m** and in DDH **JL06-018** with **0.21% U_3O_8/21 m**. The zone intersected in these holes remains open to the south-west and at depth. This new, wider zone has now been defined over a strike length of 200m, and to a depth of 220m.

It is notable that the best intersections to date at Jacques Lake occur in an area located off the south-western end of the airborne radiometric anomaly, suggesting that the anomaly has been displaced by glacial transport of mineralized boulders, and confirming that the position and intensity of airborne radiometric anomalies are strongly controlled by the degree of vegetation and water cover, along with the number of mineralized boulders. The fact that mineralization has been shown to be more extensive than the airborne radiometric anomaly enhances significantly the size potential of the Jacques Lake area.

More work is recommended to continue to extend the known mineralization in the Jacques Lake area in all directions and to test other similar targets in the surrounding region.

21.4 GEAR TARGET AREA

2006 Drilling at the Gear target was successful in confirming previously reported results from Brinex drilling and in confirming the potential for successful accessory copper and silver mineralization. Current work also indicates the Gear target remains open at for expansion at depth.

Uranium mineralization at Gear is found within a dark grey to black metamorphosed argillite. Significant amounts of pyrite and chalcopyrite stockworking are observed within zones of uranium mineralization.

Proposed 2007 drilling at the Gear target will focus on expanding the target down dip and along strike.

21.5 INDA TARGET AREA

2006 Drilling at the Inda target was successful in confirming previously reported results from Brinex drilling and in confirming the potential for significant accessory copper and silver mineralization. The Inda target returned the highest grade intercept from all 2006 drilling in the CMB, with 6.77% U_3O_8 over 1 metre in drill hole I06-001. This result indicates the potential for higher grade mineralization within the Post Hill group.

Zones of uranium mineralization are associated with strongly sheared clastic metasediments, with strong magnetite and hematite alteration. As in the Gear area, abundant pyrite and chalcopyrite are observed in intervals of elevated radioactivity.

A comprehensive data compilation is underway in order to target the down dip and along strike potential of the Inda target. 2007 drilling on the Inda target will focus on following up the high-grade interval from I06-001 and will test the down dip and along strike potential of the target area.

21.6 NASH TARGET AREA

The 2006 Drill program at the Nash target confirmed previously reported results from Brinex drilling and the potential for significant accessory copper and silver mineralization within the Post Hill Group. Significant intervals returned were **0.21% U_3O_8** over **4.0** metres in **N06-001** and **0.25% U_3O_8** over **3.4** metres in **N06-002,** the results of which are in agreement with reported Brinex grades and widths.

Uranium mineralization at Nash is hosted within a mixed package of highly strained felsic metavolcanics and clastic metasediments. Widespread, intense iron oxide mineralization is observed within mineralized zones.

A comprehensive data compilation is underway to target the down dip and along strike potential of the Nash target. 2007 drilling on the Nash target will focus on expanding upon 2006 results and will test the down dip and along strike potential of the target area.

21.7 RAINBOW ZONE TARGET AREA

2006 Drilling at the Rainbow Zone intersected significant results in nine of fifteen drill holes. Results from the 2006 roughly correspond with mineralization intersected by the 1971 and 1975 Brinex drilling campaigns. Highlights include **0.13% U_3O_8 over 18.80 m** in RZ06-001A (confirmation hole RZ-71-6), **0.154% U_3O_8 over 9.35 m** in RZ06-002, **0.15% U_3O_8 over 7.7 m** in RZ06-007, **0.42% U_3O_8 over 3.00 m** in RZ06-011. Mineralization has been intersected over a 300 m strike length and to a depth of 115.50 m.

Uranium mineralization is commonly hosted in felsic metavolcanic rocks, that are notable for the lack of silicification and hematization, and is associated with veinlets of fine grained mafic minerals such as chlorite and biotite. An extensive chlorite- biotite-rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. It is postulated that mineralization would continue below the mafic intrusion but this has yet to be confirmed. The intrusion is underlain by silicified and hematized felsic metavolcanic which is not the typical host rock of Rainbow mineralization. A review of all Rainbow data is recommended prior to the implementation of any subsequent drill programs.

22.0 RECOMMENDATIONS

A **$21,250,000 Can. two-phase budget** is recommended for 2007 to continue to evaluate the CMB Uranium Property located in north-east central Labrador.

The main focus of the proposed 2007 exploration program would be to continue to convert inferred resources to indicated resources at the Michelin Uranium Deposit and to establish new resource bases at Jacques Lake Target and other target areas. This work would go hand-in-hand with the ongoing resource, metallurgical, and environmental and engineering work that was contracted to SNC Lavalin in August 2006. The 2007 proposed exploration program would be two phase and include a preliminary economic scoping study in Q1-2007 followed by an intensive field program in Q1/2/3-2007.

22.1 PROPOSED 2007 PHASE I WORK PROGRAM

This work is currently being carried out over the first quarter of 2007 and includes:

a) The development of an updated 43-101compliant resource for the Michelin Uranium Deposit and the Jacques Lake Target by an independent qualified person (Q1 – 2007).
b) The metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear at Lakefield Research in Ontario (Q1 – 2007).
c) The completion of a preliminary Economic Study by SNC Lavalin using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure (Q1 – 2007).

The budget for the Proposed 2007 Phase I Work Program is **$500,000 Can.** and is summarized in **Table 22.1**.

Table 22.1: Budget for Proposed 2007 Phase I Work Program

Description	Cost ($Can)	% of Total
Labor	$155,550	31.11
General and Administration	$32,000	6.40
Infrastructure	$20,000	4.00
Engineering/Environmental	$145,000	29.00
Field Support	$84,995	17.00
Travel and Lodging	$13,500	2.70
Land and Community Relations	$3,500	0.70
Subtotal	**$454,545**	**90.91**
Contingency (10%)	$45,455	9.09
Total	**$500,000**	**100.00**

22.2 PROPOSED 2007 PHASE II WORK PROGRAM

Assuming ongoing positive results from the preliminary economic scoping study completed during the 2007 Phase I Work Program, a follow-up 2007 Phase II Work Program is also recommended. This would involve a significant component of field work and would include:

a) A 75,000 m diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend (Q1/Q4 – 2007). This program would continue to expand the known inferred resource at Michelin and as well as focusing on the conversion of inferred to indicated resources. The program would also seek to develop new resources within the other targets areas. The approximate breakdown of the meterage would be as follows:

o Michelin Main	27,000 m
o Jacques Lake	22,000 m
o Aurora River	10,000 m
o White Bear	4,000 m
o Michelin East	4,000 m
o Melody Hill	4,000 m
o Inda Lake Trend	4,000m
o **Total**	**75,000m**

This work would involve a minimum of six diamond drill rigs (currently on site) for a period of 8 months and be based out of the Michelin Camp and a new Jacques Lake camp to be constructed in June 2007. Based on the outcome of the scoping study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

b) A geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake (Q2/Q3 - 2007).

c) An ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2007).

The budget for the Proposed 2007 Phase II Work Program is **$20,750,000 Can.** and is summarized in **Table 22.2** on the following page.

Table 22.2: Budget for Proposed 2007 Phase II Work Program

Description	Cost ($Can)	% of Total
Labor	$2,285,202	11
General and Administration	$204,000	1
Infrastructure	$30,000	0
Capital Purchases	$150,000	1
Drilling and Assays	$8,625,000	42
Field Geochemistry	$30,000	0
Field Geophysics	355,000	2
Field Support (Heli/Plane/Fuel/etc)	$7,157,703	34
Travel and Lodging	$325,000	2
Land and Community Relations	$600,000	3
Subtotal	**$19,761,905**	**95**
Contingency (5%)	988,095	5
Total	**$20,750,000**	**100**

23.0 REFERENCES

Agnerian, H,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, NI 43-101 Report prepared for Aurora Energy Inc. by Roscoe Postle Associates Inc., January 27, 2006

Bailey, D.G.,
1979: Geology of the Walker-MacLean Lake Area, 13K/9E, 13J/12, Central Mineral Belt, Labrador; Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 78-3: 17 pages.

Beaven, A.P.,
1958: The Labrador uranium area. Proceedings of the Geological Association of Canada, 10: pages 137-145.

Brinex Ltd.,
1979: Kitts-Michelin Project – Information Summary: 32 pages.

Booth, J.K.V., Leigh, O.E., and Archer, D.J.,
1979: Brinex Ltd., Michelin/Kitts Project, Volume I - Report on Geology and Reserves, Volume II - Michelin Deposit Plans and Sections: 227 pages.

Buchnea, A.,
2005: Aurora Energy Inc., Evaluation of the Implementation of the Uranium Exploration Radiological Health and Safety Program, 2005 Central Mineral Belt Exploration Program, Labrador, Canada: 10 pages.

Culshaw, N., Ketchum, J. and Barr, S.,
2000: Structural evolution of the Makkovik Province, Labrador, Canada: tectonic processes during 200 Myr at a Paleoproterozoic active margin. Tectonics, 19: pages 961-977.

Cunningham-Dunlop, I.R., Barbour, D., Buschman, A., Howson, S., King, M., Lennox-King, M., Trevors, M. and Valenta, R.
2006: 2005 Assessment Report on the Geological, Geophysical, Geochemical and Diamond Drilling Investigations on the CMB Project, Labrador, Canada: 141 pages.

Earth Tech Canada Inc.,
2005: Michelin Lake 2005 Environmental Baseline Program, Aurora Energy Inc. CMB Project Michelin Lake Area, Labrador: 20 pages.

Emslie, R.F., Hamilton, M.A. and Gower, C.F.,
1997: The Michael Gabbro and other Mesoproterozoic lithospheric probes in southern and central Labrador. Canadian Journal of Earth Sciences, 34: pages 1566-1580.

Farquhar, E.,
2005: High Resolution Stinger Mounted Magnetometer and Radiometric Survey for Fronteer Development Group, Labrador, NTS: 13K/9; 13J/12,13,14; 13O/3,4: 29 pages.

Gandhi, S.S.,
1986: Uranium in early Proterozoic Aillik Group, Labrador. *In* Uranium Deposits of Canada, Canadian Institute of Mining and Metallurgy, Special Volume 33: pages 70-82.

Garsed, I.,
2005: Results of Michelin East Mapping; Confidential Memo to Fronteer Development Group Inc.: 16 pages.

Government of Newfoundland and Labrador,
2003: Labrador Inuit Land Claims Agreement: 404 pages.

Gower, C.F., Ryan, A.B. and Rivers, T.,
1990: Mid-Proterozoic Laurentia-Baltica: An overview of its geological evolution and a summary of the contributions made by this volume. *In* Gower, C.F., Rivers, T. and Ryan, A.B. (eds.) Mid-Proterozoic Laurentia-Baltica; Geological Association of Canada, Special Paper 38: pages 1-20.

Gower, C.F., Flanagan, M.J., Kerr, A. and Bailey, D.G.,
1982: Geology of the Kaipokok Bay – Big River area, Central Mineral Belt, Labrador; Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division, Report 82-7: 77 pages.

Hall, R.D.,
2005: NI43-101 Report on the Central Mineral Belt Project, Labrador. Unpublished report for Fronteer Development Group Inc.: 33 pages.

Haynes, D.W.,
2000: Iron oxide copper (-gold) deposits: Their position in the ore deposit spectrum and modes of origin; *In* Porter, T.M. (ed.) Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1, PGC Publishing, Adelaide: pages 71-90.

Hendry, J.P.,
2005: Michelin Area Exploration Target Definition, Confidential Memo from Roscoe Postle Associates to Fronteer Development Group Inc.: 5 pages.

Hitzman, M. W., Oreskes, N., and Einaudi, M. T.,
1992: Geological Characteristics and tectonic setting of Proterozoic iron-oxide (Cu-U-Au-REE) deposits. Precambrian Research, 58: pages 241-287.

Kerr, A.,
1994: Early Proterozoic magmatic suites of the eastern Central Mineral Belt , Labrador: geology, geochemistry and mineral potential. Newfoundland Department of Natural Resources Report 94-03: 167 pages.

Ketchum, J.W.F., Culshaw, N.G. and Barr, S.M.,
2002: Anatomy and orogenic history of a Paleoproterozoic accretionary belt: The Makkovik Province, Labrador, Canada. Canadian Journal of Earth Sciences, 39: pages 711-730.

Lakefield Research of Canada Ltd.,
1976: The Recovery of Uranium from Michelin Samples – Project Report No. 3: 454 pages.

McClintock, D.,
1978a: Reconnaissance geology and prospecting of the Ribs-Mustang-Aurora lakes area in Area and B, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 64 pages.

McClintock, D.,
1978b: Report on Prospecting and uranium mineralization of the MacLean Lake area in the White Bear mountain belt, Labrador; Newfoundland and Labrador Geological Survey. British Newfoundland Exploration Limited and Urangesellschaft Canada Limited: 15 pages.

Morrison, E.R.,
1956: Report on Prospecting in Area D, Labrador, 1956; Brinex Document No. G56014; GSB#LAB/0182: 25 pages.

Penney, G.,
2005: Historic Resources Overview Assessment (Stage 1), 2005 Uranium Drilling, Central Labrador, Archaeological Research Permit 05.45; Provincial Archaeology Office, Department of Tourism, Culture and Recreation, St. John's, NF: 16 pages.

Roscoe Postle Associates,
2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada, submitted to Fronteer Development Group Inc.: 138 pages.

Ross, K.,
2006: Petrographic Study of the Michelin Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 219 pages.

Ross, K.,
2006: Petrographic Study of the Jacques Lake, White Bear Lake, and Rainbow Zones, CMB Uranium Deposit, Labrador, prepared for Aurora Energy Resources Inc.: 158 pages.

Ryan, A.B.,
1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland and Labrador Department of Mines and Energy, Memoir 3: 185 pages.

Scott, W.J. and O'Neill, K.
2006: 2006 Gravity Survey, Melody Hill Target Area, Central Mineral Belt, Labrador ML009482M: 6 pages

SGS Lakefield Research Ltd.,
2006: An Investigation into Uranium Acid Leaching of Michelin Deposit Ore Samples, prepared for Aurora Energy Resources Inc., Project CALR-11269-002, Report No. 1: 30 pages

Sinclair, A.J.
1976: Applications of probability graphs in mineral exploration Spec. v. 4, Association of Exploration Geochemists, 95 p.

Sharpley, F. J., Cote R.
1980: Geology and Uranium Exploration of the Mustang North, Aurora River Extension, Aurora River, Burnt Brook Prospects and Andrew Zone, Area A, Labrador, G80006. British Newfoundland Exploration Limited: 50 pages.

Sikumiut Environmental Management Ltd.,
2005: Literature Review of the Postville – Makkovik Mineral Exploration Area, submitted to Altius Resources Inc.: 27 pages.

Smith, R.L., Valenta, R., Butler, R., Hall, R., and Wilton, D.H.C.,
2005: First and second year assessment report covering geological, geophysical, and geochemical investigations pertaining to map-staked licenses: 9410M, 9411M, 9412M, 9413M, 9414M, 9482M, 9718M, 9719M, 9720M, 9721M, 9722M, 9723M, 10022M, 10046M, 10047M, 10048M, 10049M, 10050M, 10051M, 10052M, 10053M, 10054M, 10055M, 10056M, 10057M, 10058M, 10059M, 10343M, and 10344M. Located in the Central Mineral Belt of Labrador, Eastern Canada, NTS Sheets: 13J/11, 13J/12, 13J/13, 13J/14, 13K/09: 96 pages.

Willy, A.J.,

1983: Evaluation of Occurrences and Prospects in Kitts Michelin Uranium Area, Labrador: 29 pages.

Wilton, D.H.C,
1996: Metallogeny of the Central Mineral Belt and adjacent Archean Basement, Labrador. Newfoundland Department of Mines and Energy, Geological Survey, Mineral Resource Report 8: 178 pages.

Wilton, D.H.C. and Cunningham-Dunlop, I.R.,
2006: The exploration activities of Aurora Energy Inc. on the CMB Uranium property, Labrador, Canada during the period June 2005 to December 2005: 87 pages

24.0 DATE

Respectively Submitted at Vancouver, Canada, this 1st day of March, 2007 by

Gary. H. Giroux, P. Eng., MASc.

Appendix I Certificate of Co-Author – D. H C. Wilton

7 Yellowknife St.
St. John's NL
A1A 2Z7
Tel: 709-754-6624

I, **Derek H. C. Wilton, P.Geo.**, hereby certify that:

- I am a Professor in the Department of Earth Sciences, Memorial University of Newfoundland, Prince Phillip Parkway, St. John's, NL, A1B 3X5

- I graduated with the degrees of BSc. (Geology) from Memorial University of Newfoundland, St. John's, NL, in 1976, MSc. (Geological Sciences) form the University of British Columbia, Vancouver, BC, in 1978, and Ph.D. (Earth Sciences) from Memorial University of Newfoundland, St. John's, NL, in 1984, and have worked continuously as an academic researcher and industry consultant since 1984.

- I am a Professional Geoscientist duly registered with the Professional Engineers and Geoscientists – Newfoundland and Labrador (PEG-NL – Reg. No. 02840) and am a Fellow of the Canadian Institute of Mining and Metallurgy (CIM), Geological Association of Canada, and the Society of Economic Geologists.

- I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:
  - I have conducted research and mineral exploration work in this region of Labrador intermittently since 1984.
  - I have been involved with the Fronteer-Altius Alliance each year since they initiated work in the region in 2003.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI432-101") and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the preparation of all sections of the report titled "The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property" relating to the CMB Uranium Property with the exception of the portion of section 19.0 pertaining to the Mineral Resource estimate that was done by Mr. Gary Giroux.. I have worked on the property in a consulting technical capacity since July, 2003. I was last on site at the CMB Uranium Property from August 16-31, 2006.

- As of March 1st, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

- I am independent of the issuer applying all the tests in Section 1.4 of National Instrument 43-101, I hold no securities of the Fronteer Development Group Inc. nor Altius Resources Inc. and do not expect to receive same.

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of March, 2007 in St. John's, NL, Canada

I, **G.H. Giroux,** of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007, and amended March 1, 2007, ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of March, 2007.

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P. Eng., MASc.

PROFESSIONAL
PROVINCE OF
G. H. GIROUX
BRITISH COLUMBIA

Appendix III - 2006 DDH Program – Summary of Holes by Area

Hole ID	UTM East	UTM North	Elev (m)	Azimuth	Dip	TD (m)
Michelin Data = NAD 83, Zone 21U						
M-06-09	307111	6052157	340	332	-57	441.05
M-06-10	307111	6052157	340	332	-67	450.19
M-06-11	307049	6052118	340	332	-51	428.55
M-06-12	306996	6052094	341	332	-56	431.90
M-06-13	307049	6052118	340	332	-69	459.64
M-06-14	306996	6052094	341	332	-71	465.73
M-06-15	306926	6052093	337	332	-58	419.10
M-06-16	306996	6052094	341	332	-79	551.08
M-06-17	306926	6052093	337	332	-74	437.69
M-06-18	307377	6052219	~342	332	-59	522.00
M-06-19	307049	6052118	340	332	-77	578.51
M-06-20	306893	6052016	336	332	-77	118.05
M-06-20A	306893	6052016	336	330	-63	450.49
M-06-21	307049	6052118	340	332	-81	581.86
M-06-22	306971	6051677	346	328	-73	895.53
M-06-23	306671	6051808	~331.5	330	-55	553.82
M-06-24	306926	6052093	337	332	-80	505.05
M-06-25	306882	6051643	345	324	-71	827.23
M-06-26	306781	6051590	343	324	-73	883.31
M-06-27	306997	6051949	339	324	-71	840.03
M-06-28	306997	6051949	339	332	-77	644.96
M-06-29	306781	6051590	343	334	-85	965.30
M-06-30	307073	6051940	343	324	-73	511.00
M-06-30A	307073	6051940	343	324	-72	675.74
M-06-31	306797	6051375	345	322	-79	1050.34
M-06-32	306781	6051590	343	334	-76	753.58
M-06-33	307303	6052060	340	320	-71	694.03
M-06-34	306797	6051375	345	322	-60	528.73
M-06-35	307073	6051940	343	324	-79	730.61
M-06-36	307051	6051818	349	320	-68	296.88
M-06-36A	307051	6051818	349	320	-72	776.02
M-06-37	306953	6051823	342	320	-64	642.21
M-06-38	306903	6051733	345	320	-58	441.67
M-06-38A	306903	6051733	345	320	-58	228.55
M-06-39	306953	6051823	342	320	-70	718.41
M-06-40	306808	6051671	345	320	-62	671.78
M-06-41	306903	6051733	345	320	-66	716.79
M-06-42	306953	6051823	342	320	-79.5	767.49
M-06-43	306808	6051671	345	320	-75	749.20
M-06-44	306903	6051733	345	320	-77	785.47
M-06-45	306731	6051613	342	316	-77	757.43
						Total: 24,999.83m

White Bear Data = NAD 83, Zone 21						
Phase I						
WB06-001	325189	6058180	351	330	-45	144.78
WB06-002	325202	6058158	351	330	-60	191.11
WB06-003	325228	6058189	350	330	-45	199.95
WB06-004	325129	6058115	360	330	-45	157.89
Phase II						
WB06-005	325846	6058203	328.5	318	60	172.8
WB06-006	325846	6058203	328.5	0	90	126.2
WB06-007	325807	6058171	330.37	330	45	163
WB06-008	325896	6058241	325.4	330	45	126.79
WB06-009	325728	6058249	336	50	45	176.09
WB06-010	324814	6058028	370	350	45	221.89
WB06-011	324814	6058028	370	350	75	267.31
WB06-012	324763	6058027	375	350	45	224.33
WB06-013	325578	6058605	375.5	330	45	162.46
WB06-014	325642	6058345	335	325	60	181.96
WB06-015	325590	6058333	335	325	45	158.8
WB06-016	325646	6058418	334	325	45	153.92
WB06-017	325887	6058183	326.5	318	45	156.67
						Total: 2,985.95m
Jacques Lake Data = NAD 83, Zone 21						
JL-06-08	333179	6065981	287	315	-70	385.88
JL-06-09	333134	6065917	283	315	-70	395.33
JL-06-10	333230	6066066	280	315	-65	431.60
JL-06-11	333272	6066119	300	315	-50	468.17
JL-06-12	333058	6066246	194	315	-60	306.20
JL-06-13	333058	6066246	194	315	-75	303.58
JL-06-14	332992	6066155	191	315	-45	303.97
JL-06-15	332992	6066155	191	315	-60	328.27
JL-06-16	332902	6066039	199	315	-55	350.52
JL-06-17	332902	6066039	199	315	-70	352.04
JL-06-18	332884	6065971	216	315	-45	318.52
JL-06-19	332884	6065971	216	315	-60	398.07
JL-06-20	332884	6065971	216	315	-75	318.82
JL-06-21	333058	6065905	261	315	-65	366.06
JL-06-22	332807	6065911	207	315	-45	333.76
JL-06-23	332807	6065911	207	315	-60	109.66
JL-06-23A	332807	6065911	207	315	-63	309.68
JL-06-24	332921	6066006	220	315	-50	26.35
JL-06-24A	332921	6066006	220	315	-50	317.29
JL-06-25	333138	6066170	210	315	-65	380.09
JL-06-26	332921	6066006	220	315	-70	333.76
JL-06-27	333194	6066267	227	315	-55	288.65

JL-06-28	332837	6065959	217	315	-55	325.22
JL-06-29	333277	6066363	236	315	-55	285.60
JL-06-30	332837	6065959	217	315	-70	316.08
JL-06-31	333670	6067029	200	315	-45	282.55
JL-06-32	332749	6065875	206	315	-50	287.73
JL-06-33	333843	6067261	201	315	-45	214.96
JL-06-34	332749	6065875	206	315	-65	368.81
JL-06-35	332749	6065875	206	315	-80	316.08
JL-06-36	334222	6067836	213	315	-45	18.59
JL-06-36A	334222	6067836	213	315	-55	184.10
JL-06-37	332694	6065799	203	315	-55	412.09
JL-06-38	334371	6068024	250	315	-55	199.95
JL-06-39	332609	6065772	196	315	-45	306.63
JL-06-40	334451	6068110	265	315	-55	272.19
JL-06-41	332609	6065772	196	315	-60	284.99
JL-06-42	332550	6065749	191	315	-45	296.57
JL-06-43	332809	6066011	197	315	-45	243.93
JL-06-44	332624	6065864	204	315	-45	339.85
JL-06-45	332955	6065893	247	315	-70	443.79
JL-06-46	332402	6065773	202	360	-45	304.19
JL-06-47	332921	6065862	248	315	-70	398.37
JL-06-48	332933	6066128		315	-45	255.55
JL-06-49	332988	6065934	257	315	-70	376.73
JL-06-50	332946	6065965	240	315	-70	357.53
JL-06-51	332850	6066041	194	315	45	256.95
						Total: 14,475.30m
Gear Data = NAD 83, Zone 21						
G06-001	337198	6091258	140	300	-60	48.67
G06-001A	337198	6091258	140	300	-60	279.5
G06-002	337198	6091258	143	300	-75	273.41
G06-003	337149	6091370	143	300	-45	190.5
						Total: 792.08m
Inda Data = NAD 83, Zone 21						
I06-001	334724	6089504	98.75	325	-85	200.25
						Total: 200.25 m
Nash Data = NAD 83, Zone 21						
N06-001	331882	6087639	182.33	315	-85	75.29
N06-002	331882	6087639	182.33	315	-45	65.53
						Total: 140.82m
Rainbow Data = NAD 83 Zones 20 & 21						
RZ06-001	306340	6050407	304	320	-45	35.97
RZ06-001A	306340	6050407	304	320	-45	151.18
RZ06-002	306307	6050350	304	330	-45	139.29
RZ06-003	306351	6050288	306	330	-45	184.71

RZ06-004	306369	6050261	296	330	-45	242.93
RZ06-005	306259	6050350	317	330	-45	90.53
RZ06-006	306304	6050283	313	330	-54	166.73
RZ06-007	306228	6050296	315	330	-45	112.17
RZ06-008	306228	6050296	315	330	-72	139.29
RZ06-009	306426	6050447	310	330	-45	200.25
RZ06-010	306426	6050447	310	330	-70	149.95
RZ06-011	306411	6050378	310	330	-45	133.2
RZ06-012	306411	6050378	310	330	-70	160.93
RZ06-013	306502	6050434	312.2	330	-45	136.25
RZ06-014	306502	6050434	312.2	330	-70	175.87
RZ06-015	693978	6050072		330	-45	264.26
						Total: 2,483.51
					Grand Total:	**46,077.74**

Appendix IV – 2006 DDH Program – Summary of Assay Composites by Area

Michelin

Hole ID	*From*	*To*	*Interval*	*% U3O8*
M06-009	360.86	371.86	11.00	0.11
and	380.16	382.59	2.43	0.12
M06-010	394.71	413.38	18.67	0.14
including	402.28	408.39	6.11	0.22
M06-011	358.76	360.92	2.16	0.19
and	372.31	380.13	7.82	0.12
and	389.08	401.20	12.12	0.15
M06-012	355.00	366.00	11.00	0.16
and	390.00	406.72	16.72	0.10
M06-013	408.00	456.50	48.25	0.21
including	408.00	421.75	13.75	0.20
and including	427.00	436.50	9.50	0.29
and including	443.00	456.50	13.50	0.25
M06-014	428.64	442.75	14.11	0.20
and	387.64	394.64	7.00	0.15
M06-015	332.46	337.60	5.14	0.19
and	373.10	376.40	3.30	0.10
M06-016	442.63	502.02	59.39	0.18
including	446.69	458.12	11.43	0.25
M06-017	370.32	406.35	36.03	0.11
including	374.04	381.20	7.16	0.27
M06-018	462.85	466.74	3.89	0.28
and	476.00	477.10	1.10	0.13
M06-019	437.40	481.10	43.70	0.24
including	454.10	460.42	6.32	0.53
M06-020A	377.63	382.76	5.13	0.20
M06-021	494.30	520.50	26.20	0.16
M06-022	844.32	846.28	1.96	0.14
and	854.64	854.85	0.21	0.27
M06-024	399.13	434.15	35.02	0.12
M06-025	728.53	754.10	25.57	0.16
and	760.73	762.76	2.03	0.11
and	771.76	772.83	1.07	0.10
M06-026	772.90	786.30	13.40	0.27
including	774.90	781.30	6.40	0.41
M06-027	533.30	576.99	43.69	0.17
and	452.28	452.53	0.17	0.69
M06-028	567.83	579.59	11.76	0.12
and	588.09	595.64	7.55	0.11
M06-029	888.43	889.43	1.00	0.10
M06-030A	597.89	633.87	35.98	0.12
including	597.89	602.84	4.95	0.13
and incl	613.95	620.92	6.97	0.34

and incl	629.87	633.87	4.00	0.22
M06-031	991.00	992.50	1.50	0.07
M06-032	703.02	720.29	17.27	0.26
M06-033	667.17	671.17	4.00	0.11
and	674.96	676.82	1.86	0.10
M06-034	Incomplete hole			
M06-035	658.30	668.80	10.50	0.16
including	658.30	663.30	5.00	0.22
M06-036A	726.94	733.97	7.03	0.11
M06-037	581.00	591.85	10.85	0.19
M06-038	604.26	608.86	4.60	0.31
M06-039	622.18	657.34	35.16	0.15
including	622.18	637.97	15.79	0.24
M06-040	617.51	626.71	9.20	0.17
M06-041	635.78	645.42	0.200	9.64
M06-042	689.00	728.00	0.108	39.00
including	689.00	701.00	0.166	12.00
and incl.	714.00	728.00	0.135	14.00
M06-043	700.43	718.18	0.232	17.75
M06-044	713.75	735.58	0.199	21.83
and	745.71	761.71	0.134	16.00
M06-045	Hole Not Completed			

White Bear

Hole ID	From	To	% U_3O_8	Interval (m)
Phase I				
WB06-001	8.21	24.71	0.196	16.5
WB06-002	53.95	58.95	0.161	5.00
WB06-003	NSV			
WB06-004	66.01	67.01	0.101	1.00
Phase II				
WB06-005	17.04	41.66	0.172	24.62
including	20.04	39.66	0.198	19.62
WB06-006	38.09	58.26	0.090	20.17
including	38.09	47.85	0.140	9.76
WB06-007	139.17	140.17	0.072	1.00
WB06-008	NSV			
WB06-009	134.76	135.76	0.110	1.00
WB06-010	NSV			
WB06-011	NSV			
WB06-012	NSV			
WB06-013	NSV			
WB06-014	37.5	45.5	0.055	8.00
WB06-015	NSV			

WB06-016	NSV
WB06-017	NSV

Jacques Lake

Hole ID	From	To	% U3O8	Interval
JL06-08	332.00	334.49	0.15	2.49
incl.	334.00	334.49	0.30	0.49
JL06-09	300.00	310.00	0.12	10.00
incl.	302.35	305.47	0.35	2.12
and	308.00	310.00	0.10	2.00
JL06-010	292.00	302.00	0.11	10.00
incl.	297.00	299.00	0.23	2.00
and	280.43	281.30	0.87	0.33
JL06-011	NSV			
JL06-012	NSV			
JL06-013	8.00	10.00	0.12	2.00
and	87.42	89.54	0.11	2.12
JL06-014	60.08	72.00	0.08	11.92
incl.	69.00	72.00	0.11	3.00
and incl.	62.00	64.00	0.09	2.00
JL06-015	78.00	83.00	0.12	5.00
and	93.00	97.50	0.09	4.50
and	121.00	122.00	0.10	1.00
JL06-016	168.50	174.06	0.07	5.56
JL06-017	92.50	95.76	0.21	3.26
and	197.00	198.00	0.15	1.00
JL06-018	96.54	117.56	0.21	21.02
incl.	96.54	99.50	0.21	3.85
and incl.	102.50	114.50	0.30	12.00
and	122.00	127.00	0.11	5.00
JL06-019	118.00	164.00	0.10	46.00
incl.	118.00	143.00	0.12	25.00
incl.	138.00	143.00	0.12	5.00
JL06-020	137.89	195.60	0.11	57.71
incl.	137.89	159.00	0.13	21.11
and incl.	176.00	181.00	0.20	5.00
and incl.	187.50	194.50	0.20	7.00
JL06-022	64.00	77.00	0.12	13.00
and	80.50	82.50	0.10	2.00
and	90.50	91.70	0.11	1.20
and	94.90	97.00	0.12	2.10
and	199.00	200.00	0.19	1.00

JL06-023	76.50	89.50	0.15	13.00
JL06-023A	78.00	94.00	0.12	14.50
and	204.50	206.50	0.14	2.00
JL06-024A	132.70	133.70	0.12	1.00
JL06-025	22.45	23.45	0.14	1.00
JL06-026	169.00	177.00	0.09	8.00
and	202.70	208.70	0.10	6.00
and	232.50	234.65	0.13	2.15
and	281.56	283.56	0.10	2.00
JL06-027	NSV			
JL06-028	90.00	127.00	0.12	37.00
JL06-029	NSV			
JL06-030	113.50	170.00	0.07	56.50
incl.	113.50	122.50	1.10	9.00
and incl.	134.00	139.00	0.17	5.00
and incl.	151.00	161.00	0.14	10.00
JL06-031	NSV			
JL06-032	37.00	48.00	0.30	11.00
and	61.50	62.50	0.18	1.00
and	117.00	118.81	0.14	1.81
JL06-033	NSV			
JL06-034	39.50	53.50	0.19	14.00
and	58.50	60.50	0.11	2.00
and	133.00	134.93	0.16	1.93
and	175.74	183.50	0.06	7.76
JL06-035	45.00	70.50	0.10	25.50
and	272.00	273.00	0.13	1.00
JL06-036A	NSV			
JL06-037	NSV			
JL06-038	NSV			
JL06-039	NSV			
JL06-040	NSV			
JL06-041	NSV			
JL06-042	NSV			
JL06-043	9.58	39.00	0.11	29.42
including	9.58	13.00	0.30	3.42
and incl.	19.00	25.18	0.16	6.18
and incl.	30.30	39.00	0.12	8.70
JL06-044	NSV			
JL06-045	278.50	306.00	0.13	27.50
including	278.50	283.00	0.16	4.50
and incl.	287.80	293.50	0.25	5.35
and	347.00	357.00	0.12	10.00

JL06-046	No Samples taken			
JL06-047	275.00	276.15	0.12	1.15
JL06-048	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL06-049	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL06-050	239.05	256.18	0.16	17.13
JL06-051	NSV			

Gear

Aurora Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**	**Brinex** Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**
G06-01A	217.32	220.98	0.102	3.66	**G70-146**	210.01	213.36	0.09	3.35
and	222.81	225.00	0.128	2.19	and	220.98	222.5	0.24	1.52
and	229.00	231.00	0.332	2.00	and	245.06	347.95	0.25	2.9
					and	248.72	250.85	0.15	2.6
G06-002	NSV								
G06-003	73.00	74.86	0.167	1.86	**G70-143**	70.13	74.68	0.13	4.54
and	81.50	83.50	0.110	2.00	and	79.25	80.41	0.55	1.16
and	87.50	89.50	0.098	2.00					

Inda

Aurora Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**	**Brinex Hole ID**	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**
I06-001	49.00	52.00	0.058	3.00	**N69-65**	47.61	50.78	0.05	3.17
and	117.00	122.00	0.118	5.00	**N69-65**	118.99	127.56	0.19	8.56
and	138.52	143.00	0.142	4.48	**N69-65**	136.25	137.56	0.07	1.31
and	146.88	150.50	2.185	3.62	**N69-65**	146.79	149.87	0.04	3.08
and	163.50	166.40	0.390	2.90	**N69-65**	154.53	157.79	0.44	3.26
					N69-65	166.18	171.3	0.05	5.12
					N69-65	178.09	179.5	0.05	1.4

Nash

Aurora Hole ID	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**	**Brinex Hole ID**	**From (m)**	**To (m)**	**% U_3O_8**	**Interval (m)**
N06-001	28.00	32.00	0.205	4.00	**N69-20**	29.26	34.44	0.21	5.18
N06-002	23.38	26.79	0.246	3.41	**N69-19**	25.3	28.65	0.27	3.35

Rainbow

Hole ID	*From*	*To*	*% U3O8*	*Interval(m)*
RZ06-001A	39.00	57.80	0.125	18.80
incl.	39.00	43.00	0.252	4.00
RZ06-002	64.35	73.70	0.154	9.35
incl.	64.35	67.95	0.278	3.60
RZ06-003	NSV			
RZ06-004	NSV			
RZ06-005	46.50	52.00	0.116	5.50
RZ06-006	NSV			
RZ06-007	70.00	77.69	0.147	7.69
incl.	70.00	74.00	0.246	4.00
RZ06-008	NSV			
RZ06-009	65.50	67.50	0.110	2.00
RZ06-010	104.00	112.45	0.070	8.45
incl.	104.00	105.00	0.106	1.00
RZ06-011	116.00	119.00	0.415	3.00
RZ06-012	NSV			
RZ06-013	20.00	21.50	0.223	1.50
and	107.24	108.24	0.105	1.00
RZ06-014	161.20	163.34	0.129	2.14
RZ06-015	NSV			

Appendix V – Actlabs Analytical Methods – Rock Sample Preparation (RX-1)

Rock Sample Preparation Procedure (www.actlabs.com)

To obtain meaningful analytical results, it is imperative that sample collection and preparation be done properly. ACTLABS can advise on sampling protocol for your field program if requested. Once the samples arrive in the laboratory, ACTLABS will ensure that they are prepared properly. As a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

As a routine practice, we will automatically use cleaner sand between each sample at no cost to the customer. Quality of crushing and pulverization is routinely checked as part of our quality assurance program. Randomization of samples in larger orders (>100) provides an excellent means to monitor data for systematic errors. The data is resorted after analysis according to sample number. Please request **Code Random (additional $1.00/sample)** if you prefer randomization.

Samples submitted in an unorganized fashion will be subject to a sorting surcharge and may substantially slow turnaround time. Providing an accurate detailed sample list by e-mail will also aid in improving turnaround time and for Quality Control purposes.

Additional charges may apply for poorly organized batches. **Code CP2** - Sample list not provided for orders over 25 samples **($0.25/sample); Code CP3** - Sorting chaotic shipments **($0.50/sample)**.

Rock, Core and Drill Cuttings

Code	*Description*	*Price (USD)*
Code RX1	*crush up to 75% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$6.50*
Code RX1 Terminator	*crush up to 90% passing 2 mm, split (250 g) and pulverize (hardened steel) to 85% passing 75m (< 5 kg)*	*$7.25*
Code RX2	*crush, split and pulverize with mild steel (100 g) (best for low contamination)*	*$6.75*
Code RX3	*oversize charge per kilogram (if required)*	*$1.50*
Code RX4	*pulverization only (mild steel) (coarse pulp or crushed rock)*	*$5.00*
Code RX5	*pulverize ceramic (100 g)*	*$12.25*
Code RX6	*hand pulverize small samples (agate mortar and pestle)*	*$12.25*
Code RX7	*crush only (split)*	*$3.75*
Code RX8	*sample prep only surcharge, no analyses*	*$2.00*
Code RX9	*compositing (per composite)*	*$2.00*
Code RX10	*dry drill cuttings in plastic bags*	*$1.75*
Code RX11	*checking quality of pulps or rejects prepared by other labs and issuing report*	*$6.75*

Note: Larger sample sizes than listed above can be pulverized at additional cost.

Pulverization Contaminants Added

(amount added depends on hardness of material and particle size required)

Mill Type	*Contaminant Added*
Mild Steel (best choice)	*Fe (up to 0.2%)*
Hardened Steel	*Fe (up to 0.2%), Cr (up to 200 ppm), trace Ni, Si, Mn and C*
Ceramic	*Al (up to 0.2%), Ba, trace REE*
Tungsten Carbide	*W (up to 0.1%), Co, C, Ta, Nb and Ti*
Agate	*Si (up to 0.3%), Al, Na, Fe, K, Ca, Mg, Pb*

Appendix VI – Actlabs Analytical Methods – Uranium Analysis (5D-U)

Code 5D – Miscellaneous Elements Requiring Specific Methods

(www.actlabs.com)

Analysis	*Method*	*Detection Limit*	*Upper Limit*
C-Total	*Infrared*	*0.01%*	
C-Graphitic	*Infrared*	*0.05%*	
C-Organic	*Infrared*	*0.05%*	
F	*ISE*	*100 ppm*	*10,000 ppm*
Li	*Total Digestion ICP*	*1 ppm*	*10,000 ppm*
Sn	*Fusion ICP*	*1 ppm*	*10,000 ppm*
U	***DNC***	***0.1 ppm***	***10,000 ppm***
B-Total	*PGNAA*	*0.5 ppm*	*10,000 ppm*
B-Total	*PGNAA*	*2 ppm*	*10,000 ppm*
Tl	*Total Digestion ICP-MS*	*0.2 ppm*	*10,000 ppm*

Code 5D – C (Organic)

0.5 g of sample is titrated with 25% HCl to drive off the CO2 (inorganic C). The sample is neutralized with ammonium hydroxide and dried on a hot plate. Sample residue is analyzed by LECO Combustion-IR technique to provide a value for total carbon, which is composed of organic C and graphitic C. The graphitic C content is subtracted to provide the organic C content.

Code 5D – C (Graphitic)

0.5 g of sample is ignited at 1,000°C to drive off organic and inorganic carbon (CO2). The residue is analyzed by LECO Combustion-IR t o provide a graphitic carbon value.

Code 5D - F

0.5 g samples are fused with sodium hydroxide in an oven at 580°C for 1 hour to release the fluoride ions from the sample matrix. The fuseate is dissolved in sulphuric acid with ammonium citrate buffer. The fluoride-ion electrode is immersed in this solution to measure the fluoride-ion activity directly.

Code 5D - B

1 g samples are encapsulated in a polyethylene vial and placed in a thermalized beam of neutrons produced from a nuclear reactor. Samples are measured for the doppler broadened prompt gamma ray at 478 KeV using a high purity GE detector. Samples are compared to certified reference materials used to calibrate the system.

Appendix VII – Actlabs Analytical Methods – Multi-element analysis (1E3)

Code 1E1/1E3** – Aqua Regia - ICP-OES (www.actlabs.com)

0.5 g of sample is digested with aqua regia (0.5 ml H2O, 0.6 ml concentrated HNO3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. Sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30 element suite. A matrix standard and blank are run every 13 samples. For vegetation a 0.25 g sample is used.

A series of USGS-geochemical standards are used as controls. This digestion is near total for base metals however will only be partial for silicates and oxides.

Code 1E1 Elements and Detection Limits (ppm)

Element	*Detection Limit*	*Upper Limit*
*Ag**	*0.2*	*100*
*Al**	*0.01%*	
*As**	*10*	
*Ba**	*1*	
*Be**	*1*	
Bi	*10*	
*Ca**	*0.01%*	
Cd	*0.5*	*2,000*
*Co**	*1*	
*Cr**	*2*	
Cu	*1*	*10,000*
*Fe**	*0.01%*	
*K**	*0.01%*	
*Mg**	*0.01%*	
*Mn**	*2*	*10,000*
*Mo**	*2*	*10,000*
*Na**	*0.01%*	
*Ni**	*1*	*10,000*
*P**	*0.001%*	
*Pb**	*2*	*5,000*
*S**	*100*	
*Sb**	*10*	
*Sc**	*1*	
*Sn**	*10*	
*Ti**	*0.01%*	
*V**	*1*	
*W**	*10*	
*Y**	*1*	
*Zn**	*1*	*10,000*
*Zr**	*1*	

Notes:

* Element may only be partially extracted.

**** 1E3 includes B, Ga, Hg, La, Sb, Sr, Tl and U but includes Sn, Y, and Zr.**

*** Assays are recommended for values which exceed the upper limits.

Appendix VIII – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Pressed Pellet Geochemical Procedure – ME-XRF05

Sample Decomposition: Pressed Powder Pellet (XRF-PPP)
Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A finely ground sample powder (10 g minimum) is mixed with a few drops of liquid binder (Polyvinyl Alcohol) and then transferred into an aluminum cap. The sample is subsequently compressed under approximately 30 ton/in^2 in a pellet press. After pressing, the pellet is dried to remove the solvent and analyzed by WDXRF spectrometry for the following elements.

Element	Symbol	Unit s	Lower Limit	Upper Limit
Arsenic	As	ppm	5	5000
Barium	Ba	ppm	10	10000
Bismuth	Bi	ppm	4	10000
Cerium	Ce	ppm	10	10000
Chromium	Cr	ppm	5	10000
Copper	Cu	ppm	10	10000
Gallium	Ga	ppm	4	10000
Lanthanum	La	ppm	10	10000
Molybdenum	Mo	ppm	4	10000
Niobium	Nb	ppm	2	10000
Nickel	Ni	ppm	10	15000
Rubidium	Rb	ppm	2	10000
Antimony	Sb	ppm	4	10000
Selenium	Se	ppm	2	10000
Tin	Sn	ppm	5	10000
Strontium	Sr	ppm	2	10000
Tantalum	Ta	ppm	10	10000
Thorium	Th	ppm	4	10000
Titanium	Ti	ppm	5	10000
Uranium	U	ppm	4	10000
Tungsten	W	ppm	10	10000
Yttrium	Y	ppm	2	10000
Zirconium	Zr	ppm	2	10000
Zinc	Zn	ppm	10	10000

Appendix IX – ALS Chemex Analytical Methods – Uranium Analysis (ME-XRF05)

Ore Grade Analysis by XRF – ME-XRF10

Sample Decomposition: Lithium Metaborate or Tetraborate Fusion* (WEI-GRA06)

Analytical Method: X-Ray Fluorescence Spectroscopy (XRF)

A prepared sample (1.000 g) is added to lithium metaborate or tetraborate flux (9.000 g), mixed well and fused in a furnace at 1100°C. A flat glass disc is prepared from the resulting melt. This disc is then analyzed by X-ray fluorescence spectrometry.

Element	Symbol	Units	Lower Limit	Upper Limit
Barium	Ba	%	0.01	50
Tin	Sn	%	0.01	60
Tungsten	W	%	0.01	50
Zirconium	Zr	%	0.01	50
Iron**	Fe_2O_3	%	0.01	100
Potassium**	K_2O	%	0.01	100
Magnesium**	MgO	%	0.01	100
Sodium**	Na_2O	%	0.01	100

** Elements reported as oxide

Elements listed below are available upon request

Element	Symbol	Units	Lower Limit	Upper Limit
Tungsten*	WO_3	%	0.01	60

*Note: For samples that are high in sulphides, we may substitute a peroxide fusion in order to obtain better results.

Appendix X - Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the CMB Uranium Property. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

- Inspection of core boxes, for missing boxes and footage errors.
- Digital photographs will be taken of all core boxes and
- RQD and core loss will be noted.

Logging

- Notes will be collected on rock units, alteration, structure, mineralization and recorded on paper logging forms and then transferred into Excel spread sheets

Sampling

- Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
- Standards and blanks and duplicates (1/4 core) will be entered every 25th sample in the sample stream.
- All holes will be sampled where deemed radioactive with hand-held scintillometer or at the discretion of the geologist. Typical samples lengths will be 0.5-1.5 m.
- The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core with the sample tag placed at the beginning of the sample.
- For each sample interval, all required parts ('From-To') of the standard sample card will be filled in and half of the sample number tag will be placed at the starting point of the sample interval in the core box.
- The second half of the tag will be put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Double-Check

- The geologist will double-check that all of the samples collected are properly labeled with the sample tags inside of the sample bags.

Scintillometer Readings

- Scintillometer measements will be recorded by taking each piece of core from the core box and scanning the individual pieces with the scintillometer. This is done to minimize background readings generated by the mass of core present in the core box. The maximum value is measured in each 3 m "run" of core will be recorded, as will the average of values recorded.

Magnetic Susceptibility Readings

- Magnetic susceptibility readings will be collected every m, roughly corresponding to the top, middle, and bottom of each 3 m "run" of core.

Appendix XI - QA/QC Sampling

At the CMB Uranium Property, the insertion of "blind" quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicate samples

- Duplicates are taken every 25 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks

- Non-mineralized material from the Michel Gabbro was used as a blank, where material was collected from an outcrop in the project area, broken with a hammer and inserted into the sample series every 25 samples.

Standards

- Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. A total of five different standards were purchased the Canadian Certified Reference Materials Project, Natural Resources Canada, for use during the 2005 CMB Regional Program. The standards chosen were designed to test the accuracy of the assays from low, 220 ppm uranium, through to high grade, 10,200 ppm uranium. Standards were inserted into the sample series every 25 samples.

Check Samples:

- 5% of all assayed sample pulps are being sent to ALS Chemex in Vancouver, B.C. for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Analyzing Data

- Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

Appendix XII

LIST OF DRILL HOLES WITH ASSAYS USED IN STUDY
MICHELIN

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH
2005 DRILL HOLES				
M-05-02C	-943.00	-436.00	340.44	460.55
M-05-03	-1001.50	-434.00	341.47	480.67
M-05-04	-1064.00	-403.80	337.10	487.38
M-05-05	-1064.00	-404.50	337.15	578.51
M-05-06	-1001.50	-434.78	341.61	578.51
M-05-07	-1128.00	-459.30	335.90	549.55
M-05-08D	-1063.50	-565.00	339.60	801.01
TWM-05-174	-440.00	-101.30	336.55	203.68
TWM-05-92	-643.00	-84.30	336.13	151.79
2006 DRILL HOLES				
M-06-09	-867.00	-429.00	340.00	441.10
M-06-10	-867.00	-429.00	340.00	450.19
M-06-11	-940.00	-438.00	340.00	428.55
M-06-12	-1000.00	-437.00	341.00	431.90
M-06-13	-940.00	-438.00	340.00	459.64
M-06-14	-1000.00	-437.00	341.00	465.73
M-06-15	-1063.00	-407.00	337.00	419.10
M-06-16	-1000.00	-437.00	341.00	551.08
M-06-17	-1063.00	-407.00	337.00	437.69
M-06-18	-605.00	-489.00	342.00	522.00
M-06-19	-940.00	-438.00	340.00	578.51
M-06-20A	-1126.00	-461.00	336.00	456.59
M-06-21	-940.00	-438.00	340.00	581.86
M-06-22	-1204.00	-803.00	346.00	895.53
M-06-24	-1063.00	-407.00	337.00	505.05
M-06-25	-1297.00	-792.00	345.00	827.23
M-06-26	-1412.00	-797.00	343.00	883.31
M-06-27	-1061.00	-567.00	339.00	840.03
M-06-28	-1061.00	-567.00	339.00	644.96
M-06-29	-1412.00	-797.00	343.00	965.30
M-06-30A	-997.00	-608.00	343.00	650.00
M-06-31	-1489.00	-997.00	345.00	1050.00
M-06-32	-1412.00	-797.00	343.00	850.00
M-06-33	-740.00	-600.00	340.00	694.03
M-06-35	-997.00	-608.00	343.00	730.61
M-06-36A	-1072.00	-708.00	349.00	776.02
M-06-37	-1153.00	-653.00	342.00	642.21
M-06-38A	-1240.00	-720.00	345.00	663.55
M-06-39	-1153.00	-653.00	342.00	718.41
M-06-40	-1351.00	-734.00	345.00	671.78
M-06-41	-1240.00	-720.00	345.00	716.79
M-06-42	-1153.00	-653.00	342.00	767.49
M-06-43	-1351.00	-734.00	345.00	749.20
M-06-44	-1240.00	-720.00	345.00	785.47
HISTORIC DRILL HOLES				
1969 DRILL HOLES				
M-69-1	-274.32	-21.34	339.24	70.71
M-69-10	-488.40	-243.07	332.79	305.71
M-69-11	-121.65	-98.05	336.53	152.70
M-69-12	31.77	-89.79	335.98	129.24
M-69-13	-638.99	-197.80	332.92	216.71
M-69-14	31.82	-91.00	336.33	138.38
M-69-16	-639.00	-197.69	333.19	262.37

M-69-18	-777.36	-180.15	333.20	231.04
M-69-19	185.37	-91.81	340.16	135.33
M-69-2	-274.80	-21.57	339.16	81.69
M-69-21	-898.07	-125.15	332.84	201.17
M-69-23	-1066.80	-94.11	330.75	173.74
M-69-25	-1220.80	-132.93	333.70	148.44
M-69-27	-1387.17	-154.55	338.65	185.01
M-69-3	-303.73	-74.14	336.21	99.06
M-69-32	-1076.39	-231.70	332.97	321.26
M-69-35	-1310.50	-62.75	335.95	30.78
M-69-36	-1310.60	-64.34	336.05	43.28
M-69-37	-1310.15	-53.24	336.77	16.76
M-69-39	-1310.14	-53.90	336.87	15.24
M-69-4	-303.71	-75.33	336.24	144.17
M-69-40	-1310.16	-52.96	336.88	35.05
M-69-41	-1310.18	-53.19	336.88	14.33
M-69-42	-1311.73	-90.06	335.28	45.72
M-69-43	-1311.80	-90.60	335.23	57.91
M-69-46	-1335.13	-60.13	337.41	25.60
M-69-47	-1335.19	-61.11	337.44	36.88
M-69-48	-1274.05	-65.17	334.95	33.53
M-69-49	-1274.08	-66.00	335.17	65.84
M-69-5	-334.72	-77.88	336.48	89.61
M-69-50	-272.87	-128.49	335.52	185.93
M-69-51	-273.39	-129.35	335.44	214.58
M-69-52	-1246.87	-65.78	334.93	44.20
M-69-53	-1246.97	-66.81	334.80	64.62
M-69-54	-1221.14	-66.87	335.11	48.77
M-69-55	-1221.13	-67.85	335.00	67.97
M-69-56	-1221.30	-96.46	334.22	79.86
M-69-57	-1221.31	-96.77	334.18	104.49
M-69-58	-389.92	-133.28	335.21	167.03
M-69-59	-390.10	-134.09	335.07	193.55
M-69-6	-334.76	-79.06	336.21	138.38
M-69-60	-1249.92	-120.57	332.90	112.78
M-69-61	-1249.87	-121.00	332.82	120.40
M-69-62	-1275.86	-121.51	333.18	113.39
M-69-63	-1275.93	-121.92	333.16	122.53
M-69-64	-484.22	-141.36	332.93	217.02
M-69-65	-394.15	-36.37	341.82	78.94
M-69-66	-1308.94	-143.61	334.62	116.74
M-69-67	-304.39	-235.70	333.73	309.37
M-69-68	-1377.97	-68.97	340.25	91.14
M-69-69	-1071.21	-38.95	334.90	88.39
M-69-7	-488.83	-59.37	340.94	86.87
M-69-70	-1143.13	-61.23	335.89	73.15
M-69-71	-1143.13	-62.33	335.89	90.83
M-69-72	-1143.13	-147.67	335.79	176.48
M-69-73	-564.66	-102.50	336.71	162.15
M-69-74	-564.67	-103.52	336.47	161.24
M-69-75	-984.13	-64.37	333.38	109.42
M-69-76	-984.16	-65.16	333.36	121.62
M-69-77	-702.31	-125.32	333.28	179.83
M-69-78	-842.61	-63.86	335.26	154.84
M-69-79	-702.37	-126.28	333.66	203.91
M-69-8	-488.60	-60.28	340.75	124.36
M-69-9	-121.61	-97.05	336.69	136.86
1970 DRILL HOLES				
M-70-80	-837.43	-124.02	335.09	194.77
M-70-81	-777.35	-29.47	334.83	100.58

M-70-82	-704.57	-258.28	331.10	332.54
M-70-83	-898.11	-31.43	336.87	89.31
M-70-84	-669.40	-81.40	334.32	115.52
M-70-85	-896.11	-231.04	333.01	335.58
M-70-90	-897.77	-75.91	331.52	122.83
M-70-91	-709.90	-53.21	333.23	77.42
M-70-92	-639.13	-83.76	335.82	96.32
1975 DRILL HOLES				
M-75-94	-705.61	-88.39	332.85	129.54
M-75-95	-702.56	-207.26	332.79	226.47
M-75-96	-702.56	-207.26	332.79	255.12
M-75-97	-705.61	-146.30	334.01	157.58
M-75-98	-703.48	-144.17	334.07	168.10
1976 DRILL HOLES				
M-76-100	-1012.85	-223.11	334.13	273.71
M-76-103	-740.97	-238.96	334.55	261.82
M-76-104	-1012.85	-222.50	334.13	269.14
M-76-105	-564.49	-223.72	334.80	170.08
M-76-106	-564.49	-224.03	334.80	245.06
M-76-107	-740.97	-238.66	334.55	253.90
M-76-108	-1013.46	-145.69	334.25	228.60
M-76-109	-640.38	-231.65	334.68	264.57
M-76-110	-740.97	-238.66	334.55	233.17
M-76-111	-1013.46	-145.39	334.25	229.30
M-76-112	-640.38	-231.04	334.68	235.18
M-76-113	-1013.46	-145.08	334.25	207.26
M-76-114	-778.15	-210.31	334.77	274.32
M-76-115	-778.15	-210.01	334.77	236.22
M-76-116	-1044.85	-138.99	334.68	167.03
M-76-117	-484.63	-199.03	334.92	68.88
M-76-118	-487.38	-199.34	334.92	56.69
M-76-119	-1044.85	-138.68	334.68	152.40
M-76-120	-487.07	-171.60	335.01	63.40
M-76-121	-807.42	-212.14	334.55	273.83
M-76-122	-487.07	-171.60	335.01	190.50
M-76-123	-1044.85	-207.26	335.44	252.37
M-76-124	-807.42	-211.84	334.55	251.80
M-76-127	-1044.85	-207.26	335.44	212.45
M-76-128	-838.50	-210.92	334.55	278.89
M-76-129	-389.92	-180.15	334.92	198.12
M-76-130	-985.11	-176.48	334.68	222.81
M-76-131	-838.50	-210.62	334.55	240.27
M-76-132	-985.11	-175.87	334.68	199.16
M-76-133	-437.08	-173.43	334.92	253.59
M-76-134	-837.90	-132.89	334.55	191.72
M-76-135	-940.31	-210.31	334.62	248.41
M-76-136	-896.11	-180.75	334.52	259.08
M-76-137	-940.31	-210.31	334.62	173.43
M-76-138	-837.90	-132.89	334.55	152.10
M-76-139	-896.42	-180.44	334.52	213.36
M-76-140	-739.75	-140.82	332.92	181.36
M-76-141	-938.48	-107.29	332.57	207.26
M-76-142	-1074.12	-190.80	332.21	243.84
M-76-143	-938.48	-106.98	332.57	195.07
M-76-144	-738.84	-94.49	332.42	143.26
M-76-145	-1074.12	-190.50	332.21	213.36
M-76-146	-929.03	-159.11	333.00	216.71
M-76-147	-773.89	-136.25	332.74	204.22
M-76-148	-1110.69	-237.74	333.55	311.20
M-76-149	-1075.94	-62.48	335.07	152.40

M-76-150	-804.98	-146.91	333.27	224.94
M-76-151	-1109.47	-104.24	333.64	179.22
M-76-152	-1110.69	-237.44	333.55	270.36
M-76-153	-1109.47	-104.55	333.64	141.12
M-76-154	-804.98	-146.61	333.57	182.88
M-76-155	-1110.69	-237.13	333.27	212.14
M-76-156	-1179.88	-114.91	333.97	106.07
M-76-157	-770.23	-73.46	333.05	94.18
M-76-159	-1180.19	-36.88	338.76	63.40
M-76-160	-806.20	-85.65	334.80	109.12
M-76-161	-1142.39	-203.61	332.76	196.29
M-76-162	-806.20	-86.26	334.80	124.36
M-76-163	-1178.05	-193.24	332.60	172.52
M-76-164	-1142.39	-203.91	332.76	219.46
M-76-165	-1178.05	-193.55	332.60	219.46
M-76-166	-638.86	-106.07	336.79	121.62
M-76-167	-1145.13	-113.69	333.30	114.00
M-76-168	-565.40	-148.13	333.06	78.64
M-76-169	-1107.64	-37.49	336.20	55.17
M-76-170	-436.47	-100.58	336.41	138.38
M-76-171	-1046.07	-28.35	334.92	81.53
M-76-172	-1220.72	-212.14	333.15	235.61
M-76-173	-1046.07	-27.74	334.92	54.25
M-76-174	-436.47	-101.19	336.75	187.76
M-76-175	-1014.07	-29.87	334.34	75.59
M-76-176	-1014.07	-29.26	334.34	63.09
M-76-177	-1220.72	-211.53	333.15	176.17
M-76-178	-337.11	-183.18	334.01	204.52
M-76-179	-940.61	-39.62	334.26	121.01
M-76-180	-940.61	-39.01	334.19	81.08
M-76-181	-337.11	-183.49	334.07	237.13
M-76-182	-210.62	-48.16	338.36	91.14
M-76-183	-210.62	-48.77	338.36	95.71
M-76-99	-704.09	-169.77	334.55	226.47
1979 DRILL HOLES				
M-79-200	-210.31	-9.14	337.90	60.96
M-79-201	-242.32	-16.76	339.30	31.09
M-79-202	-390.14	-12.19	339.94	27.43
M-79-203	-390.14	6.10	340.95	27.43
M-79-204	-434.95	6.10	339.85	20.12
M-79-205	-487.68	-24.08	339.85	42.67
M-79-206	-525.78	-21.34	339.85	42.67
M-79-207	-525.78	-53.34	339.44	74.68
M-79-208	-525.78	-97.54	336.74	30.48
M-79-209	-563.88	0.00	339.85	30.48
M-79-211	-601.98	-27.43	339.24	70.10
M-79-213	-637.64	7.62	340.34	21.34
M-79-214	-640.08	-21.34	339.09	26.52
M-79-215	-670.56	0.00	340.58	30.48
M-79-216	-670.56	-18.29	340.80	30.48
M-79-217	-708.66	4.57	339.09	35.05
M-79-218	-708.66	-15.24	337.96	39.62
M-79-219	-740.66	21.34	339.30	25.91
M-79-220	-740.66	-15.24	336.80	38.10
M-79-222	-777.24	-7.62	337.17	24.69
M-79-223	-807.72	22.86	338.20	23.16
M-79-224	-807.72	-9.14	336.26	28.96
M-79-225	-838.20	30.48	339.09	23.47
M-79-226	-838.20	6.10	337.54	27.43
M-79-227	-867.16	30.48	340.49	27.43

M-79-228	-867.16	6.10	337.63	34.14
M-79-229	-896.11	32.00	340.95	20.42
M-79-230	-896.11	7.62	337.66	24.38
M-79-231	-940.31	0.00	336.04	45.72
M-79-232	-984.50	-18.29	335.40	51.82
M-79-233	-1013.46	6.10	335.83	44.20
M-79-234	-1045.46	6.10	336.17	24.38
M-79-235	-1074.42	-1.52	336.59	25.91
M-79-236	-1109.47	-9.14	337.51	33.53
M-79-237	-1143.00	-10.67	338.18	26.21
M-79-238	-1179.58	-12.19	338.24	29.26
M-79-239	-1221.64	-32.00	337.41	29.26
M-79-240	-1247.24	-45.72	337.23	36.58
M-79-241	-1274.06	-45.72	337.54	30.78
M-79-242	-1380.74	-45.72	341.44	27.43
M-79-243	-1411.22	-50.29	343.11	32.31
M-79-244	-601.98	-195.07	332.35	118.57
M-79-245	-670.56	-129.54	336.53	135.03
M-79-246	-740.66	-51.82	332.99	99.06
M-79-247	-777.24	-117.35	332.51	132.74
M-79-248	-805.89	-188.98	332.90	213.36
M-79-249	-838.50	-91.44	333.73	124.36
M-79-250	-867.16	-27.43	334.76	41.76
M-79-250A	-867.16	-28.04	334.98	84.73
M-79-251	-867.16	-56.39	333.54	99.97
M-79-252	-867.16	-120.09	332.81	149.35
M-79-253	-867.16	-120.40	332.81	171.30
M-79-254	-867.16	-120.70	332.81	208.79
M-79-255	-896.11	-41.15	333.88	100.58
M-79-256	-896.11	-73.15	333.09	143.87
M-79-257	-1045.46	-73.15	333.36	99.97
M-79-258	-1179.58	-85.34	335.01	82.30
M-79-259	-640.08	-132.59	337.08	67.36
M-79-260	-601.98	-82.30	336.90	105.77
M-79-261	-601.98	-150.88	333.82	164.59
M-79-263	-983.28	15.24	336.41	27.43
M-79-264	-940.31	18.29	337.08	30.48
M-79-265	-662.94	-184.40	332.66	182.88
1975 UNDER GROUND DRILL HOLES				
MU-75-1	-624.84	2.13	305.71	41.46
MU-75-10	-381.00	8.23	317.91	9.15
MU-75-11	-396.24	10.97	315.77	9.15
MU-75-12	-396.24	7.62	315.77	33.54
MU-75-14	-411.48	10.06	313.33	9.76
MU-75-16	-426.72	9.30	311.81	36.59
MU-75-17	-441.96	7.77	309.37	10.28
MU-75-18	-460.55	10.36	306.32	42.68
MU-75-19	-480.06	10.67	304.19	22.87
MU-75-2	-624.84	5.33	305.71	26.28
MU-75-20	-511.30	22.86	303.43	57.92
MU-75-21	-518.16	14.63	303.73	50.73
MU-75-22	-527.61	10.52	304.19	56.40
MU-75-24	-651.51	6.71	306.17	39.94
MU-75-25	-677.27	2.13	306.63	33.54
MU-75-26	-677.27	5.94	306.63	6.11
MU-75-27	-703.17	-2.13	306.78	20.43
MU-75-28	-731.52	-16.15	306.93	13.12
MU-75-29	-731.52	-12.50	306.93	33.08
MU-75-3	-594.36	5.49	304.80	46.34
MU-75-30	-762.00	-17.98	307.24	21.35

MU-75-31	-762.00	-14.63	307.24	39.94
MU-75-32	-793.55	-10.06	307.54	25.31
MU-75-33	-793.55	-6.40	307.54	32.93
MU-75-34	-822.96	-3.35	308.00	34.45
MU-75-35	-822.96	0.30	308.00	52.47
MU-75-36	-853.44	-4.11	308.31	46.64
MU-75-37	-853.44	-0.30	308.31	33.54
MU-75-39	-878.89	-4.57	308.46	42.68
MU-75-4	-338.02	-37.95	328.88	55.18
MU-75-40	-880.26	-4.72	308.46	52.74
MU-75-41	-881.18	-4.88	308.46	61.27
MU-75-42	-868.98	-6.40	308.31	36.28
MU-75-43	-868.98	-6.40	308.31	9.46
MU-75-44	-838.20	-2.13	308.15	22.87
MU-75-45	-838.20	-1.52	308.15	29.09
MU-75-46	-807.72	-6.10	307.85	24.27
MU-75-47	-807.72	-2.74	307.85	30.49
MU-75-48	-777.24	-14.94	307.54	22.87
MU-75-49	-777.24	-14.33	307.54	39.69
MU-75-5	-341.22	-18.90	325.22	45.73
MU-75-50	-746.76	-18.90	307.24	15.25
MU-75-51	-746.76	-15.54	307.24	39.94
MU-75-52	-716.28	-11.89	306.93	18.30
MU-75-53	-777.24	-8.08	306.93	27.44
MU-75-54	-616.31	1.52	305.41	39.63
MU-75-55	-579.12	12.50	304.50	54.26
MU-75-6	-350.52	0.91	321.72	30.49
MU-75-7	-365.76	8.53	319.58	12.20
MU-75-8	-365.76	4.57	319.43	28.36
MU-75-9	-381.00	11.89	317.91	12.20
UNDER GROUND SAMPLES				
X-100_1	-508.54	18.14	303.43	3.05
X-100_2	-508.21	19.19	303.43	3.84
X-101_1	-510.34	18.05	303.43	3.05
X-101_2	-510.08	19.15	303.43	3.66
X-102_1	-512.19	17.90	303.43	3.05
X-102_2	-511.33	19.05	303.43	5.06
X-103_1	-514.23	17.41	303.43	3.05
X-103_2	-513.29	20.00	303.43	5.24
X-104_1	-516.53	18.86	303.43	3.05
X-104_2	-518.09	23.25	303.43	6.71
X-105_1	-518.06	16.41	303.43	3.05
X-106_1	-518.20	19.78	303.43	3.05
X-106_2	-519.55	24.71	303.43	8.05
X-107_1	-519.83	15.40	303.43	3.05
X-107_2	-519.99	16.74	303.43	3.66
X-108_1	-519.98	20.01	303.43	3.05
X-108_2	-519.52	20.96	303.43	3.66
X-109_2	-522.57	20.74	303.43	3.05
X-10_1	-341.97	-28.44	324.63	3.05
X-110_1	-521.87	14.77	303.43	3.05
X-110_2	-521.78	15.86	303.43	3.96
X-111_2	-523.71	21.90	303.43	4.66
X-112_1	-523.73	13.76	303.43	3.05
X-112_2	-523.64	15.19	303.43	4.11
X-113_1	-525.76	13.05	303.43	3.05
X-113_2	-525.77	14.37	303.43	3.96
X-114_1	-526.83	20.93	303.43	3.05
X-114_2	-525.74	21.86	303.43	5.15
X-115_1	-528.00	12.01	303.43	3.05

X-115_2	-527.90	13.21	303.43	3.96
X-116_1	-529.37	21.28	303.43	3.05
X-116_2	-528.81	22.23	303.43	3.96
X-117_1	-529.46	11.16	303.43	3.96
X-118_1	-531.73	21.53	303.43	3.05
X-118_2	-531.56	22.33	303.43	3.23
X-119_1	-533.79	21.92	303.43	3.05
X-119_2	-533.52	22.73	303.43	3.51
X-11_1	-342.08	-26.26	325.22	3.05
X-120_1	-536.57	21.85	303.43	3.05
X-120_2	-536.12	22.77	303.43	3.84
X-121_1	-538.47	21.92	303.43	3.05
X-121_2	-538.26	22.78	303.43	3.41
X-122_1	-540.83	21.85	303.43	3.05
X-122_2	-540.51	22.77	303.43	3.51
X-123_1	-542.73	22.00	303.43	3.05
X-123_2	-542.55	22.79	303.43	3.51
X-124_1	-545.06	21.77	303.43	3.05
X-124_2	-544.62	22.57	303.43	3.96
X-125_1	-547.57	21.73	303.43	3.05
X-125_2	-547.26	22.55	303.43	3.69
X-126_1	-550.33	23.72	304.30	3.05
X-126_2	-550.11	22.49	304.30	3.20
X-127_1	-552.20	22.15	304.35	3.05
X-127_2	-552.37	23.34	304.35	3.20
X-128_1	-554.18	21.88	304.41	3.05
X-128_2	-554.26	23.18	304.39	3.54
X-129_1	-556.20	21.42	304.46	3.05
X-129_2	-556.18	22.99	304.43	3.54
X-12_1	-342.27	-24.02	325.81	3.05
X-130_1	-558.22	21.09	304.50	3.05
X-130_2	-558.28	22.31	304.48	3.41
X-131_1	-560.60	20.15	304.50	3.05
X-131_2	-560.66	21.55	304.50	3.51
X-132_1	-563.05	19.86	304.50	3.05
X-132_2	-563.26	21.12	304.50	3.20
X-133_1	-564.90	19.02	304.50	3.05
X-133_2	-565.17	20.38	304.50	3.20
X-134_1	-567.23	19.87	304.50	3.05
X-134_2	-566.88	18.65	304.50	3.05
X-135_1	-568.92	17.75	304.50	3.05
X-135_2	-569.19	19.35	304.50	3.51
X-136_1	-571.57	18.96	304.50	3.05
X-136_2	-571.05	17.74	304.50	3.05
X-137_1	-572.93	16.87	304.50	3.05
X-137_2	-572.92	18.38	304.50	3.90
X-138_1	-574.81	16.14	304.50	3.05
X-138_2	-575.23	17.56	304.50	3.63
X-139_1	-577.71	16.68	304.50	3.05
X-139_2	-576.75	15.43	304.50	3.05
X-13_1	-342.78	-21.95	325.22	3.05
X-140_1	-578.56	14.33	304.50	3.05
X-140_2	-579.31	15.67	304.50	3.20
X-141_1	-580.77	13.32	304.50	3.05
X-141_2	-581.28	14.93	304.50	3.51
X-142_1	-582.52	12.76	304.56	3.05
X-142_2	-582.92	13.92	304.53	3.66
X-143_1	-584.36	11.75	304.61	3.05
X-143_2	-584.75	12.90	304.58	3.75
X-144_1	-586.40	10.61	304.64	3.05

X-144_2	-586.97	12.03	304.64	3.23
X-145_1	-588.35	9.98	304.72	3.05
X-145_2	-588.76	11.08	304.69	3.35
X-146_1	-590.42	8.74	304.77	3.05
X-146_2	-590.76	10.13	304.75	3.66
X-147_1	-592.60	8.07	304.80	3.05
X-147_2	-593.07	9.30	304.80	3.66
X-148_1	-594.48	7.10	304.80	3.05
X-148_2	-594.92	8.60	304.80	3.66
X-149_1	-597.25	7.85	304.82	3.05
X-149_2	-596.63	6.77	304.84	3.05
X-14_1	-342.92	-19.85	325.22	3.05
X-150_1	-598.88	5.70	304.89	3.05
X-150_2	-599.10	6.96	304.87	3.47
X-151_1	-600.98	4.70	304.93	3.05
X-151_2	-601.11	5.71	304.91	3.63
X-152_1	-603.20	3.66	304.97	3.05
X-152_2	-603.05	5.04	304.95	3.63
X-153_1	-605.28	3.19	305.02	3.05
X-153_2	-605.21	4.47	305.00	3.41
X-154_1	-607.57	2.96	305.06	3.05
X-154_2	-607.50	4.28	305.04	3.20
X-155_1	-609.48	2.84	305.11	3.05
X-155_2	-609.41	4.12	305.08	3.35
X-156_1	-611.40	2.91	305.15	3.05
X-156_2	-611.32	4.05	305.13	3.11
X-157_1	-613.40	3.96	305.17	3.05
X-157_2	-613.39	2.65	305.19	3.05
X-158_1	-615.34	2.62	305.41	3.05
X-158_2	-615.15	3.76	305.21	3.38
X-159_1	-617.60	2.83	305.49	3.05
X-159_2	-617.48	4.01	305.45	3.38
X-15_1	-343.14	-17.69	324.83	3.05
X-160_1	-620.85	3.31	305.56	1.28
X-160_2	-620.45	4.18	305.52	2.23
X-160_3	-619.92	2.33	305.60	3.05
X-161_1	-623.55	4.50	305.63	0.70
X-161_2	-622.68	3.54	305.67	2.44
X-161_3	-622.64	2.27	305.71	3.05
X-162_1	-624.89	4.56	305.71	2.35
X-162_2	-624.93	2.79	305.73	3.05
X-163_1	-627.17	3.53	305.76	3.05
X-163_2	-626.52	5.35	305.74	3.44
X-164_1	-629.68	5.01	305.80	1.58
X-164_2	-629.39	5.87	305.78	1.86
X-164_3	-629.36	3.95	305.81	3.05
X-165_1	-632.04	5.69	305.85	0.91
X-165_2	-631.00	6.71	305.83	2.65
X-165_3	-631.28	4.25	305.86	3.05
X-166_1	-632.98	5.27	305.90	3.05
X-166_2	-632.14	7.01	305.88	3.90
X-167_1	-636.14	6.53	305.93	0.61
X-167_2	-635.16	4.97	305.95	3.05
X-167_3	-634.60	7.41	305.91	3.35
X-168_1	-637.91	7.52	305.97	2.10
X-168_2	-637.91	6.53	305.98	2.29
X-168_3	-637.80	5.49	306.00	3.05
X-16_1	-343.31	-15.54	324.44	3.05
X-170_1	-640.35	7.01	306.03	1.52
X-170_2	-640.00	7.66	306.02	2.10

X-170_3	-639.69	6.00	306.05	3.05
X-171_1	-642.28	6.34	306.08	3.05
X-171_2	-641.92	7.99	306.07	3.14
X-172_1	-644.00	6.55	306.12	3.05
X-172_2	-643.71	8.26	306.10	3.14
X-172_3	-645.72	7.48	306.14	3.63
X-173_1	-648.53	7.44	306.17	3.05
X-173_2	-648.36	9.07	306.15	3.35
X-174_1	-650.61	7.48	306.17	3.05
X-174_2	-650.29	9.17	306.17	3.75
X-175_1	-652.75	8.43	306.21	3.05
X-175_2	-652.69	9.70	306.19	3.20
X-176_1	-655.13	8.10	306.26	3.05
X-176_2	-655.00	9.78	306.24	3.08
X-177_1	-657.66	7.84	306.30	3.05
X-177_2	-657.42	9.99	306.28	3.44
X-178_1	-659.42	8.28	306.35	3.05
X-178_2	-659.26	10.37	306.32	3.35
X-179_1	-661.95	8.15	306.39	3.05
X-179_2	-661.73	10.07	306.37	3.60
X-17_1	-343.32	-13.18	324.05	3.05
X-180_1	-664.33	7.85	306.43	3.05
X-180_2	-664.29	9.61	306.41	3.57
X-181_1	-667.85	8.33	306.48	0.58
X-181_2	-667.22	9.54	306.45	2.50
X-181_3	-666.27	7.67	306.50	3.05
X-182_1	-669.48	7.65	306.54	1.46
X-182_2	-669.62	8.67	306.52	2.32
X-182_3	-668.28	6.64	306.56	3.05
X-183_1	-670.66	5.83	306.61	3.05
X-183_2	-671.31	7.90	306.59	3.51
X-184_1	-673.22	5.78	306.63	3.05
X-184_2	-673.43	6.84	306.63	3.54
X-185_1	-677.69	5.37	306.63	0.43
X-185_2	-677.50	4.70	306.63	0.43
X-185_3	-675.95	4.40	306.63	2.87
X-185_4	-675.45	3.52	306.63	3.05
X-186_1	-679.62	4.21	306.64	0.30
X-186_2	-677.95	3.70	306.64	3.26
X-187_1	-679.14	2.15	306.65	3.05
X-187_2	-679.78	3.74	306.65	3.23
X-188_1	-680.89	1.42	306.66	3.05
X-188_2	-681.41	3.21	306.67	3.26
X-189_1	-683.70	2.67	306.68	2.26
X-189_2	-682.91	1.66	306.68	3.05
X-189_3	-682.53	0.58	306.67	3.05
X-18_1	-344.14	-11.24	323.66	3.05
X-190_1	-686.84	1.83	306.69	1.22
X-190_2	-685.57	0.77	306.70	2.74
X-190_3	-684.84	-0.46	306.70	3.05
X-191_1	-686.92	-1.29	306.71	3.05
X-191_2	-689.94	0.44	306.72	3.26
X-191_3	-687.75	1.19	306.71	3.35
X-192_1	-689.11	-1.59	306.73	3.05
X-193_1	-693.73	-0.87	306.74	0.12
X-193_2	-693.07	-1.88	306.74	0.49
X-193_3	-692.33	-1.08	306.75	2.44
X-193_4	-691.32	-2.39	306.73	3.05
X-194_1	-695.28	-1.30	306.76	1.68
X-194_2	-694.42	-2.22	306.76	2.04

X-194_3	-693.60	-3.06	306.77	3.05
X-195_1	-695.42	-3.52	306.78	3.05
X-195_2	-696.03	-1.25	306.77	3.51
X-196_1	-697.75	-2.67	306.79	3.05
X-197_1	-699.85	-3.89	306.67	3.05
X-198_1	-703.43	-3.16	306.78	0.91
X-198_2	-700.98	-5.73	306.79	3.05
X-198_3	-703.23	-2.10	306.67	5.49
X-199_1	-703.78	-5.22	306.79	3.05
X-199_2	-704.00	-3.82	306.79	3.60
X-19_1	-344.81	-8.90	323.28	3.05
X-200_1	-701.03	-7.86	308.09	2.44
X-200_2	-704.47	-7.95	306.79	3.05
X-200_3	-701.77	-7.80	306.80	3.51
X-201_1	-706.03	-6.15	306.91	3.05
X-201_2	-706.49	-4.35	306.90	3.75
X-202_1	-704.08	-9.98	306.80	3.05
X-202_2	-701.75	-9.63	306.81	3.75
X-203_1	-704.62	-13.04	306.82	1.83
X-203_2	-701.21	-13.12	307.36	2.44
X-203_3	-704.16	-11.90	306.81	3.05
X-203_4	-702.44	-11.85	306.82	3.29
X-204_1	-708.17	-7.29	306.92	3.05
X-204_2	-708.49	-5.37	306.91	3.63
X-205_1	-704.07	-14.15	306.82	3.05
X-205_2	-701.91	-13.81	306.82	3.35
X-206_1	-710.16	-7.28	306.92	3.05
X-207_1	-703.57	-16.58	306.83	3.05
X-207_2	-701.68	-16.44	306.83	3.35
X-208_1	-711.84	-7.87	306.93	3.75
X-209_1	-703.82	-18.43	306.84	3.05
X-209_2	-701.83	-18.02	306.84	3.75
X-20_1	-345.82	-7.29	322.89	3.05
X-210_1	-713.78	-8.55	306.93	3.05
X-211_1	-703.70	-19.95	306.85	3.05
X-211_2	-701.88	-19.94	306.86	3.14
X-212_1	-715.51	-10.57	306.93	3.05
X-212_2	-715.96	-8.66	306.93	3.35
X-213_1	-703.61	-22.38	306.86	3.05
X-213_2	-701.82	-22.31	306.86	3.05
X-214_1	-717.86	-11.30	306.93	3.05
X-214_2	-718.34	-9.24	306.93	3.66
X-215_1	-703.52	-24.36	306.87	3.05
X-215_2	-701.93	-24.14	306.87	3.51
X-216_1	-722.40	-10.18	306.93	0.30
X-216_2	-720.49	-10.99	306.93	3.05
X-216_3	-720.04	-12.00	306.93	3.05
X-217_1	-703.67	-25.71	306.88	3.05
X-217_2	-701.72	-25.52	306.88	3.51
X-218_1	-724.10	-10.74	306.93	0.76
X-218_2	-722.76	-11.38	306.93	2.74
X-218_3	-721.90	-12.13	306.93	3.05
X-219_1	-704.76	-28.25	306.89	3.05
X-219_2	-702.88	-28.05	306.89	3.54
X-21_1	-347.44	-5.30	322.50	3.05
X-220_1	-724.35	-12.36	306.93	3.05
X-220_2	-724.79	-10.77	306.93	3.66
X-221_1	-726.57	-13.23	306.90	3.05
X-221_2	-703.39	-30.04	306.90	3.05
X-221_3	-727.21	-11.63	306.90	3.35

X-221_4	-701.97	-28.81	306.90	4.63
X-223_1	-728.83	-12.82	306.93	3.05
X-223_2	-728.89	-11.99	306.93	3.63
X-224_1	-730.39	-14.63	306.93	3.05
X-224_2	-730.96	-12.82	306.96	3.23
X-225_1	-732.77	-15.84	306.98	3.05
X-225_2	-733.08	-13.97	306.98	3.35
X-226_1	-734.85	-16.68	307.03	3.05
X-226_2	-734.78	-14.72	307.06	3.66
X-227_1	-737.21	-17.83	307.08	3.05
X-227_2	-737.18	-16.25	307.11	3.54
X-228_1	-738.89	-18.20	307.14	3.05
X-228_2	-738.80	-16.41	307.14	3.54
X-229_1	-740.94	-18.36	307.19	3.05
X-229_2	-741.09	-16.77	307.21	3.66
X-22_1	-348.75	-3.74	322.11	3.05
X-231_1	-745.43	-17.13	307.24	3.05
X-231_2	-743.07	-17.71	307.24	3.05
X-232_1	-747.58	-17.73	307.24	3.05
X-232_2	-747.16	-16.11	307.24	3.66
X-233_1	-749.54	-17.69	307.24	3.05
X-233_2	-749.25	-16.07	307.24	3.66
X-234_1	-752.00	-17.48	307.24	3.05
X-234_2	-751.51	-15.83	307.24	3.78
X-235_1	-754.05	-17.51	307.24	3.05
X-235_2	-753.58	-15.76	307.24	3.96
X-236_1	-756.11	-17.10	307.24	3.05
X-236_2	-755.77	-15.65	307.24	3.75
X-237_1	-758.90	-16.68	307.24	3.05
X-238_1	-761.15	-16.80	307.24	3.05
X-238_2	-760.81	-15.68	307.24	3.51
X-239_1	-763.11	-16.49	307.29	3.05
X-239_2	-762.64	-15.19	307.26	3.35
X-23_1	-350.23	-2.34	321.72	3.05
X-240_1	-765.37	-16.18	307.34	3.05
X-240_2	-765.07	-15.02	307.32	3.41
X-241_1	-767.50	-15.61	307.39	3.05
X-241_2	-767.01	-14.44	307.37	3.66
X-242_1	-769.83	-15.06	307.44	3.05
X-242_2	-769.32	-13.94	307.42	3.78
X-243_1	-771.82	-14.58	307.49	3.05
X-243_2	-771.48	-13.50	307.46	3.51
X-244_1	-773.74	-14.34	307.51	3.05
X-244_2	-773.20	-13.25	307.51	3.51
X-245_1	-775.81	-12.72	307.54	3.05
X-246_1	-778.47	-13.35	307.57	3.05
X-246_2	-777.60	-11.73	307.56	3.84
X-247_1	-780.63	-12.77	307.60	3.05
X-247_2	-780.04	-11.05	307.58	3.54
X-248_1	-782.56	-12.02	307.63	3.05
X-248_2	-782.09	-10.72	307.61	3.41
X-249_1	-784.79	-10.94	307.64	3.05
X-249_2	-784.10	-9.96	307.64	3.81
X-24_1	-351.77	-1.10	321.72	3.05
X-250_1	-786.85	-10.66	307.67	3.05
X-250_2	-786.18	-9.46	307.67	3.63
X-251_1	-789.28	-10.05	307.70	3.05
X-251_2	-788.78	-8.62	307.70	3.20
X-252_1	-791.18	-8.86	307.73	3.05
X-253_1	-792.95	-7.57	307.54	3.05

X-254_1	-795.59	-7.88	309.27	3.05
X-254_2	-794.98	-6.84	309.27	3.66
X-255_1	-797.96	-7.39	307.76	3.05
X-255_2	-797.48	-6.06	307.75	3.66
X-256_1	-799.55	-7.08	307.79	3.05
X-256_2	-798.87	-5.58	307.78	3.66
X-257_1	-801.68	-6.61	307.82	3.05
X-257_2	-800.91	-5.06	307.81	3.84
X-258_1	-804.14	-6.23	307.85	3.05
X-258_2	-803.56	-4.49	307.83	3.66
X-259_1	-806.51	-4.57	307.85	3.05
X-25_1	-352.59	1.11	321.02	3.05
X-260_1	-808.43	-5.07	307.88	3.05
X-260_2	-807.92	-3.51	307.86	3.44
X-261_1	-810.76	-4.37	307.90	3.05
X-261_2	-810.03	-2.73	307.89	3.66
X-262_1	-812.85	-4.00	307.93	3.05
X-262_2	-812.20	-2.36	307.91	3.72
X-263_1	-814.93	-3.79	307.94	3.05
X-263_2	-814.59	-2.11	307.95	3.66
X-264_1	-816.96	-3.41	307.98	3.05
X-264_2	-816.36	-1.57	307.96	3.63
X-265_1	-819.36	-2.80	307.99	3.05
X-265_2	-818.99	-1.17	308.00	3.35
X-266_1	-821.96	-2.49	308.00	3.05
X-267_1	-823.78	-2.45	308.01	3.05
X-267_2	-823.21	-0.66	308.02	3.96
X-268_1	-825.74	-1.80	308.05	3.05
X-268_2	-825.22	-0.19	308.04	3.66
X-269_1	-828.43	-1.79	308.06	3.05
X-269_2	-827.87	-0.52	308.07	3.66
X-26_1	-354.66	2.03	320.31	3.05
X-270_1	-830.83	-1.21	308.10	3.05
X-270_2	-830.44	0.16	308.09	3.66
X-271_1	-833.44	-1.13	308.13	3.05
X-271_2	-833.08	0.56	308.11	3.47
X-272_1	-835.23	-0.85	308.15	3.05
X-272_2	-834.83	0.70	308.14	3.60
X-273_1	-837.55	-0.64	308.15	3.05
X-273_2	-837.39	0.60	308.15	3.47
X-274_1	-839.84	-1.04	308.18	3.05
X-274_2	-839.72	0.68	308.17	3.54
X-275_1	-842.01	-1.07	308.21	3.05
X-275_2	-841.79	0.68	308.19	3.47
X-276_1	-844.10	-1.07	308.24	3.05
X-276_2	-844.13	0.37	308.22	3.63
X-277_1	-846.53	-1.23	308.27	3.05
X-277_2	-846.58	0.21	308.25	3.66
X-278_1	-848.69	-0.85	308.28	3.05
X-279_1	-850.60	-1.76	308.30	3.05
X-27_1	-356.59	2.76	319.61	3.05
X-280_1	-853.01	-3.03	308.31	3.05
X-280_2	-853.02	-1.37	308.31	3.47
X-281_1	-855.36	-3.42	308.33	3.05
X-281_2	-855.31	-1.60	308.32	3.54
X-282_1	-857.21	-3.18	308.35	3.05
X-282_2	-857.33	-2.08	308.36	3.66
X-283_1	-859.64	-3.34	308.38	3.05
X-283_2	-859.67	-2.04	308.37	3.35
X-284_1	-861.82	-3.91	308.40	3.05

X-284_2	-861.96	-2.69	308.41	3.47
X-285_1	-863.85	-2.93	308.42	3.05
X-285_2	-863.74	-4.41	308.44	3.05
X-286_1	-866.70	-2.76	308.46	0.82
X-286_2	-865.19	-4.61	308.45	3.05
X-286_3	-865.44	-3.28	308.46	3.20
X-287_1	-868.31	-4.97	308.31	3.05
X-287_2	-868.41	-3.83	308.31	3.35
X-288_1	-870.43	-5.50	308.46	3.05
X-288_2	-870.53	-4.09	308.46	3.35
X-289_1	-872.51	-5.73	308.46	3.05
X-289_2	-872.55	-4.38	308.46	3.47
X-28_1	-358.45	3.66	318.91	3.05
X-290_1	-874.54	-5.46	308.46	3.05
X-290_2	-874.00	-4.43	308.46	3.63
X-291_1	-876.55	-5.79	308.46	3.05
X-292_1	-878.53	-6.32	308.46	3.05
X-29_1	-360.54	4.47	322.86	3.05
X-30_1	-362.32	5.26	322.27	3.05
X-31_1	-364.31	6.10	319.58	3.05
X-32_1	-366.97	5.87	321.68	3.05
X-32_2	-366.14	6.74	319.58	4.18
X-33_1	-369.09	6.55	319.34	3.05
X-33_2	-368.31	7.38	319.34	3.96
X-34_1	-371.03	7.31	319.10	3.05
X-34_2	-370.27	8.28	319.10	3.96
X-35_1	-372.96	8.31	318.87	3.05
X-35_2	-372.42	9.17	318.87	3.66
X-36_1	-375.47	8.61	318.63	3.05
X-36_2	-374.99	9.65	318.63	3.66
X-37_1	-378.46	8.71	318.15	1.22
X-37_2	-377.70	11.14	318.15	2.44
X-38_1	-378.48	11.07	317.91	3.05
X-39_1	-382.58	11.03	317.68	1.83
X-39_2	-382.48	10.05	317.68	1.83
X-39_3	-381.79	9.15	317.68	3.05
X-40_1	-384.68	9.77	317.20	1.22
X-40_2	-384.62	8.64	317.20	1.22
X-40_3	-384.31	10.78	317.20	2.44
X-41_1	-387.62	10.29	316.72	1.52
X-41_2	-387.27	9.14	316.72	2.13
X-41_3	-387.02	8.13	316.72	2.13
X-42_1	-388.95	8.12	316.48	3.05
X-42_2	-388.73	9.11	316.48	3.66
X-43_1	-392.32	9.94	316.01	0.73
X-43_2	-391.22	7.75	316.01	2.93
X-43_3	-391.17	8.79	316.01	3.05
X-44_1	-394.10	10.31	315.77	0.91
X-44_2	-393.38	8.20	315.77	2.74
X-44_3	-393.16	9.18	315.77	3.05
X-45_1	-395.58	9.48	315.77	2.90
X-45_2	-395.62	8.42	315.77	3.05
X-46_1	-397.39	8.76	315.77	3.05
X-46_2	-397.15	9.82	315.77	3.66
X-48_1	-402.48	11.64	315.77	1.52
X-48_2	-402.48	9.32	315.77	2.13
X-48_3	-401.81	10.43	315.77	3.05
X-49_1	-404.74	9.84	315.77	1.98
X-49_2	-404.52	11.95	315.77	1.98
X-49_3	-404.01	10.87	315.77	3.05

X-50_1	-406.84	11.31	317.50	1.52
X-50_2	-406.39	12.20	317.50	2.13
X-50_3	-406.19	10.29	317.50	3.05
X-51_1	-409.04	12.83	313.33	1.68
X-51_2	-408.96	11.70	313.33	1.98
X-51_3	-408.58	10.75	313.33	3.05
X-52_1	-410.39	11.92	313.33	3.05
X-53_1	-412.55	11.27	313.33	3.05
X-53_2	-412.18	12.01	313.33	3.66
X-54_1	-415.44	11.20	313.08	3.05
X-54_2	-415.10	11.96	313.08	3.66
X-56_1	-420.28	12.79	312.32	1.62
X-56_2	-420.07	11.65	312.32	2.04
X-56_3	-419.53	10.30	312.57	3.05
X-57_1	-422.00	11.38	312.06	1.83
X-57_2	-421.95	12.54	312.06	1.83
X-57_3	-421.25	10.11	311.81	3.05
X-58_1	-424.45	11.31	311.81	1.52
X-58_2	-424.04	12.44	311.81	2.13
X-58_3	-423.55	10.22	311.81	3.05
X-59_1	-425.83	10.95	311.81	3.05
X-60_1	-428.91	10.91	311.81	1.07
X-60_2	-428.21	12.06	311.81	2.59
X-60_3	-427.89	9.93	311.81	3.05
X-61_1	-431.11	11.00	311.81	1.49
X-61_2	-430.81	12.22	311.52	2.10
X-61_3	-430.16	9.65	311.23	3.05
X-62_1	-433.69	10.70	311.58	1.40
X-62_2	-433.30	11.68	310.94	2.26
X-62_3	-432.66	9.60	310.64	3.05
X-63_1	-434.48	9.65	312.82	3.05
X-63_2	-434.34	10.41	310.35	3.66
X-64_1	-437.93	10.01	311.36	1.16
X-64_2	-437.27	11.01	310.06	2.74
X-64_3	-437.00	8.93	309.77	3.05
X-65_1	-439.98	8.66	309.77	1.22
X-65_2	-439.31	10.59	309.77	2.93
X-65_3	-439.21	9.57	309.77	3.05
X-66_1	-441.22	8.81	309.37	3.05
X-66_2	-440.92	9.52	309.77	3.66
X-67_1	-444.90	9.27	309.52	0.46
X-67_2	-444.42	10.45	309.52	1.37
X-67_3	-444.21	8.77	309.52	1.83
X-67_4	-443.58	8.13	309.52	3.05
X-68_1	-446.89	10.55	308.78	0.15
X-68_2	-446.60	9.77	308.78	0.76
X-68_3	-445.68	9.00	308.78	2.74
X-68_4	-445.58	8.24	308.78	3.05
X-69_1	-448.60	10.62	308.05	1.52
X-69_2	-448.18	9.46	308.05	2.13
X-69_3	-447.68	8.40	308.05	3.05
X-70_1	-450.50	9.98	307.55	0.91
X-70_2	-450.32	10.82	307.55	1.22
X-70_3	-450.08	9.18	307.55	1.83
X-70_4	-449.43	8.45	307.55	3.05
X-71_1	-453.04	11.54	306.81	0.73
X-71_2	-452.08	10.23	306.81	2.93
X-71_3	-452.02	8.96	306.81	3.05
X-72_1	-454.20	10.51	306.32	3.05
X-73_1	-457.82	12.71	306.32	0.91

X-73_2	-457.04	10.30	306.32	3.05
X-73_3	-453.83	11.20	306.32	3.66
X-74_1	-460.15	10.76	306.32	0.61
X-74_2	-458.44	13.02	306.32	3.05
X-75_1	-461.87	12.15	306.32	1.34
X-75_2	-461.05	13.48	306.32	2.32
X-75_3	-461.14	10.87	306.32	3.05
X-76_1	-462.98	12.38	306.17	3.05
X-76_2	-462.59	13.17	306.17	3.66
X-77_1	-466.44	12.57	306.02	0.61
X-77_2	-465.28	11.19	306.02	2.93
X-77_3	-465.14	13.62	306.02	3.05
X-78_1	-468.60	12.43	305.71	0.52
X-78_2	-467.25	13.38	305.71	3.02
X-78_3	-467.35	. 11.38	305.71	3.05
X-79_1	-470.70	12.18	304.26	0.46
X-79_2	-469.53	11.02	305.26	3.05
X-79_3	-469.40	13.27	305.41	3.20
X-80_1	-472.18	12.27	304.23	0.61
X-80_2	-471.07	11.07	304.95	3.05
X-80_3	-470.94	13.18	305.10	3.05
X-81_1	-474.96	12.15	304.80	0.91
X-81_2	-473.92	13.22	304.80	2.90
X-81_3	-473.90	10.88	304.80	3.05
X-82_1	-477.40	12.21	304.49	0.43
X-82_2	-477.34	11.74	304.49	0.61
X-82_3	-476.33	13.35	304.49	2.62
X-82_4	-476.17	11.01	304.49	3.05
X-83_1	-479.66	12.44	304.19	0.24
X-83_2	-479.45	11.78	304.19	0.61
X-83_3	-478.36	13.24	304.19	2.80
X-83_4	-478.31	11.08	304.19	3.05
X-84_1	-481.80	12.64	304.19	0.21
X-84_2	-481.48	11.95	304.19	0.64
X-84_3	-480.52	13.30	304.19	2.80
X-84_4	-480.36	10.92	304.19	3.05
X-85_1	-484.26	12.63	304.14	0.30
X-85_2	-483.86	12.05	304.14	1.13
X-85_3	-483.32	13.22	304.14	2.23
X-85_4	-482.93	11.05	304.14	3.05
X-86_1	-485.38	12.12	303.99	3.05
X-86_2	-485.10	12.88	303.99	3.66
X-87_1	-489.05	12.52	303.94	0.30
X-87_2	-488.36	13.52	303.94	1.52
X-87_3	-488.29	12.08	303.94	1.83
X-87_4	-487.70	10.67	303.94	3.05
X-88_1	-491.07	14.91	303.79	1.40
X-88_2	-491.39	13.22	303.79	2.13
X-88_3	-491.31	12.45	303.79	2.65
X-88_4	-491.49	11.77	303.79	3.05
X-89_1	-491.05	11.31	303.79	6.10
X-8_1	-341.16	-32.82	323.45	3.05
X-90_1	-493.77	10.45	303.53	2.74
X-91_2	-494.52	13.50	303.48	3.05
X-92_1	-495.58	9.79	303.58	2.74
X-93_2	-495.94	15.36	303.43	3.66
X-94_1	-497.23	9.20	303.63	2.74
X-95_1	-498.60	15.36	303.38	3.05
X-95_2	-497.84	16.37	303.38	3.66
X-96_1	-500.61	15.83	303.33	3.05

X-96_2	-499.53	16.58	303.33	4.27
X-97_1	-502.33	16.40	303.28	3.05
X-97_2	-501.83	17.38	303.28	3.96
X-98_1	-504.72	17.24	303.23	3.05
X-98_2	-504.37	18.26	303.23	3.66
X-99_1	-507.94	19.94	303.18	0.09
X-99_2	-508.05	19.05	303.18	0.21
X-99_3	-507.88	18.42	303.18	0.61
X-99_4	-506.73	17.39	303.18	3.05
X-9_1	-341.72	-30.72	324.04	3.05
X-F196_1	-701.73	-1.84	306.67	3.47
X-F197_1	-700.26	-3.93	306.67	4.39
X-F206_1	-709.62	-8.38	306.67	3.66
X-F208_1	-711.49	-8.83	306.67	3.75
X-F210_1	-713.28	-9.63	306.67	3.35
X-F230_1	-743.59	-15.74	307.24	3.66
X-F231_1	-745.56	-18.76	307.24	3.35
X-F245_1	-775.93	-14.39	307.54	3.75
X-F253_1	-792.99	-8.69	307.54	3.47
X-F259_1	-806.46	-5.76	307.85	3.63
X-F266_1	-821.52	-0.84	308.00	3.57
X-F278_1	-847.77	-1.74	308.28	3.66
X-F279_1	-849.84	-2.63	308.30	3.66
X-F291_1	-876.27	-6.83	308.46	3.05
X-F292_1	-877.88	-7.33	308.46	3.57
X-F293_1	-880.30	-6.35	308.46	3.66
X-f237_1	-758.87	-17.52	307.35	3.35
X-f252_1	-791.04	-9.78	307.54	3.63

LIST OF DRILL HOLES WITH ASSAYS USED IN STUDY
JACQUES LAKE

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH	AZIMUTH	DIP
JL-05-01	**333181.90**	**6065979.30**	**293.34**	**358.75**	**315.00**	**-55.00**
JL-05-02	**333233.70**	**6066064.70**	**282.62**	**327.66**	**315.00**	**-55.00**
JL-05-03	**333127.30**	**6065913.20**	**282.96**	**361.80**	**315.00**	**-55.00**
JL-05-04	**333048.50**	**6065915.20**	**261.49**	**303.28**	**315.00**	**-50.00**
JL-05-05	**333036.00**	**6066262.00**	**194.00**	**287.73**	**315.00**	**-45.00**
JL-05-06	333121.60	6066332.50	197.42	282.55	315.00	-45.00
JL-05-07	333217.90	6066421.30	208.75	268.52	315.00	-45.00
JL-06-08	333179.00	6065981.40	287.00	385.88	315.00	-70.00
JL-06-09	**333134.00**	**6065916.80**	**282.96**	**395.33**	**315.00**	**-70.00**
JL-06-10	**333229.60**	**6066065.80**	**280.00**	**431.60**	**315.00**	**-65.00**
JL-06-11	**333271.80**	**6066119.20**	**280.00**	**468.17**	**315.00**	**-50.00**
JL-06-12	**333036.00**	**6066262.00**	**194.00**	**306.20**	**315.00**	**-60.00**
JL-06-13	**333036.00**	**6066262.00**	**194.00**	**303.58**	**315.00**	**-75.00**
JL-06-14	**332992.10**	**6066155.20**	**191.00**	**303.97**	**315.00**	**-45.00**
JL-06-15	**332992.10**	**6066155.20**	**191.00**	**328.27**	**315.00**	**-60.00**
JL-06-16	**332902.00**	**6066039.00**	**199.00**	**350.52**	**315.00**	**-55.00**
JL-06-17	**332902.00**	**6066039.00**	**199.00**	**352.04**	**315.00**	**-70.00**
JL-06-18	**332884.20**	**6065970.70**	**216.00**	**318.52**	**315.00**	**-45.00**
JL-06-19	**332884.20**	**6065970.70**	**216.00**	**398.07**	**315.00**	**-60.00**
JL-06-20	**332884.00**	**6065971.00**	**216.00**	**318.82**	**315.00**	**-75.00**
JL-06-21	**333048.00**	**6065914.00**	**261.00**	**366.06**	**315.00**	**-65.00**
JL-06-22	**332807.00**	**6065911.00**	**207.00**	**333.76**	**315.00**	**-45.00**
JL-06-23A	**332807.00**	**6065911.00**	**207.00**	**309.68**	**315.00**	**-63.00**
JL-06-24A	**332921.00**	**6066006.00**	**220.00**	**317.29**	**315.00**	**-50.00**
JL-06-25	**333138.00**	**6066170.00**	**210.00**	**380.09**	**315.00**	**-65.00**
JL-06-26	**332921.00**	**6066006.00**	**220.00**	**333.76**	**315.00**	**-70.00**
JL-06-27	**333194.00**	**6066267.00**	**227.00**	**288.65**	**315.00**	**-55.00**

JL-06-28	332837.00	6065959.00	217.00	325.23	315.00	-55.00
JL-06-29	333276.70	6066362.51	236.00	285.60	315.00	-55.00
JL-06-30	332837.00	6065959.00	217.00	316.08	315.00	-70.00
JL-06-31	333670.00	6067029.00	200.00	282.55	315.00	-45.00
JL-06-32	332749.00	6065875.00	206.00	287.73	315.00	-50.00
JL-06-33	333843.00	6067261.00	201.00	213.96	315.00	-45.00
JL-06-34	332749.00	6065875.00	206.00	368.90	315.00	-65.00
JL-06-35	332749.00	6065875.00	206.00	316.08	315.00	-80.00
JL-06-37	332694.00	6065799.00	203.00	412.20	315.00	-45.00
JL-06-36A	334222.00	6067836.00	213.00	184.10	315.00	-55.00
JL-06-38	334371.00	6068024.00	250.00	199.95	315.00	-55.00
JL-06-39	332609.00	6065772.00	196.00	306.63	315.00	-45.00
JL-06-40	334451.00	6068110.00	265.00	272.19	315.00	-55.00
JL-06-41	332609.00	6065772.00	196.00	284.99	315.00	-60.00
JL-06-42	332550.00	6065749.00	191.00	296.57	315.00	-45.00
JL-06-43	332809.00	6066011.00	197.00	243.93	315.00	-45.00
JL-06-44	332624.00	6065864.00	204.00	339.85	315.00	-45.00
JL-06-45	332955.00	6065893.00	247.00	443.79	315.00	-70.00
JL-06-46	332402.00	6065773.00	202.00	304.19	360.00	-45.00
JL-06-47	332921.00	6065862.00	248.00	398.37	315.00	-70.00
JL-06-48	332933.00	6066128.00	190.50	255.55	315.00	-45.00
JL-06-49	332988.00	6065934.00	257.00	376.73	315.00	-70.00
JL-06-50	332946.00	6065965.00	240.00	357.53	315.00	-70.00
JL-06-51	332850.00	6066041.00	194.00	256.95	315.00	-45.00

Appendix XIII
SEMIVARIOGRAMS



C0 = .300
C1 = .300
C2 = .350
A1 = 25.0
A2 = 90.0
Number of Pairs
Gamma (h) /Mean Squared
2.00
1.60
1.20
.80
.40
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MICHELIN MAIN ZONE U308 - AZ 90 DIP 0



C0 = .300
C1 = .300
C2 = .350
A1 = 20.0
A2 = 100.0
Number of Pairs
407 1943 2754 5122 5859 6645 6893 7922 9641 7721 7104 8331 10496 10525 9983 10002 11664 12847 11478 9773 9543 10042 7795 8296 8596
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN MAIN ZONE U308 - AZ 180 DIP -54



C0 = .300
C1 = .300
C2 = .350
A1 = 8.0
A2 = 22.0
Number of Pairs
1708
3347
2033
948
248
60
4
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN MAIN ZONE U308 – AZ 0 DIP -36

CO = .110

C1 = .060

C2 = .090

A1 = 50.0

A2 = 120.0



Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

MICHELIN WASTE U308 - OMNI DIRECTIONAL


C0 = .050
C1 = .400
C2 = .080
A1 = 20.0
A2 = 45.0
Number of Pairs
Gamma (h) /Mean Squared
1.00
.80
.60
.40
.20
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE MAIN ZONE U308 - AZ 36 DIP 0


C0 = .050
C1 = .400
C2 = .080
A1 = 12.0
A2 = 100.0
Number of Pairs
14 52 108 190 219 137 88 89 121 151 123 78 165 238 171 192 65 241 177 110 40 71 24
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES MAIN ZONE U308 - AZ 126 DIP -60



C0 = .050
C1 = .400
C2 = .080
A1 = 8.0
A2 = 20.0
Number of Pairs
118
208
128
62
85
81
70
73
85
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES MAIN ZONE U308 - AZ 306 DIP -30


C0 = .050
C1 = .100
C2 = .140
A1 = 15.0
A2 = 30.0
Number of Pairs
1228
7708
11407
10110
17939
21579
17142
11476
12011
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE WASTE U3O8 - AZ 36 DIP 0


C0 = .050
C1 = .100
C2 = .140
A1 = 20.0
A2 = 30.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
JACQUES LAKE WASTE U308 - AZ 126 DIP -60



C0 = .050
C1 = .100
C2 = .140
A1 = 12.0
A2 = 70.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

JACQUES LAKE WASTE U308 - AZ 306 DIP -30

Appendix XIV

LISTING OF SPECIFIC GRAVITY DETERMINATIONS

HOLE	FROM	TO	SAMPLE	U3O8	SG
M-05-02C	369.53	370.53	CMB3506	0.109	2.77
M-05-02C	372.75	373.75	CMB3510	0.151	2.69
M-05-02C	376.75	377.83	CMB3514	0.217	2.74
M-05-02C	381.00	382.00	CMB3518	0.043	2.72
M-05-02C	385.12	386.12	CMB3522	0.007	2.72
M-05-02C	388.12	388.82	CMB3528	0.307	2.73
M-05-02C	391.32	392.36	CMB3532	0.078	2.77
M-05-02C	395.04	396.04	CMB3536	0.116	2.72
M-05-02C	398.79	399.12	CMB3889	0.001	2.97
M-05-02C	401.72	402.72	CMB3543	0.025	2.71
M-05-02C	405.51	406.51	CMB3547	0.267	2.72
M-05-02C	408.56	409.56	CMB3553	0.324	2.72
M-05-03	309.60	310.60	CMB2311	0.001	2.70
M-05-03	339.36	340.36	CMB2319	0.006	2.68
M-05-03	346.36	347.36	CMB2329	0.081	2.73
M-05-03	354.36	355.36	CMB2337	0.021	2.72
M-05-03	362.36	363.14	CMB2345	0.007	2.75
M-05-03	377.74	378.74	CMB3574	0.042	2.68
M-05-03	384.63	385.63	CMB3582	0.180	2.70
M-05-03	394.65	395.65	CMB3590	0.007	2.69
M-05-03	415.64	416.64	CMB3598	0.001	2.93
M-05-03	422.42	423.42	CMB3606	0.224	2.70
M-05-03	429.42	430.42	CMB3614	0.195	2.74
M-05-03	437.22	438.22	CMB3622	0.058	2.69
M-05-04	267.40	268.40	CMB3638	0.003	2.73
M-05-04	275.30	276.37	CMB3646	0.001	3.02
M-05-04	327.45	328.45	CMB3654	0.018	2.71
M-05-04	340.60	341.60	CMB3662	0.079	2.69
M-05-04	351.95	352.95	CMB3673	0.333	2.73
M-05-04	359.95	360.95	CMB3683	0.284	2.72
M-05-04	367.95	368.95	CMB3691	0.035	2.71
M-05-04	374.95	375.95	CMB3701	0.151	2.74
M-05-04	383.15	384.20	CMB3709	0.290	2.73
M-05-04	390.40	391.40	CMB3717	0.003	2.70
M-05-04	397.10	398.10	CMB3727	0.004	2.69
M-05-04	418.88	420.08	CMB3735	0.011	2.71
M-05-04	429.40	430.40	CMB3743	0.012	2.71
M-05-05	327.57	328.57	CMB3757	0.002	2.67
M-05-05	335.07	336.07	CMB3765	0.001	2.68
M-05-05	377.61	378.61	CMB3769	0.001	2.71
M-05-05	423.68	424.68	CMB3773	0.010	2.71
M-05-05	431.68	432.68	CMB3783	0.012	2.71
M-05-05	435.68	436.68	CMB3787	0.007	2.74
M-05-05	441.45	442.75	CMB3793	0.010	2.71
M-05-05	454.54	455.54	CMB3809	0.173	2.75
M-05-05	462.47	463.47	CMB3817	0.031	2.72
M-05-05	469.81	470.50	CMB3827	0.001	2.98
M-05-05	484.95	485.95	CMB3843	0.001	2.68
M-05-05	491.95	492.95	CMB3853	0.008	2.66
M-05-05	506.54	507.54	CMB3869	0.007	2.70
M-05-06	448.40	449.40	CMB3903	0.002	2.72
M-05-06	488.07	489.07	CMB3919	0.061	2.77
M-05-06	495.17	496.21	CMB3929	0.009	2.67
M-05-06	503.31	504.16	CMB3937	0.143	2.71
M-05-06	512.16	513.16	CMB3946	0.049	2.73

M-05-06	519.41	520.41	CMB3956	0.007	2.80
M-05-06	527.26	528.26	CMB3964	0.448	2.73
M-05-06	535.24	536.24	CMB3973	0.029	2.72
M-05-06	543.36	544.36	CMB3983	0.242	2.73
M-05-06	551.47	552.43	CMB3991	0.010	2.91
M-06-09	306.56	307.71	CMB5001	0.055	2.63
M-06-09	331.58	332.58	CMB5012	0.017	2.59
M-06-09	366.86	367.86	CMB5040	0.046	2.60
M-06-09	379.68	380.16	CMB5056	0.017	2.88
M-06-09	401.55	402.55	CMB5082	0.065	2.69
M-06-10	313.80	314.80	CMB8018	0.004	2.58
M-06-10	322.57	323.57	CMB8024	0.182	2.50
M-06-10	389.14	390.42	CMB8067	0.096	2.48
M-06-10	404.28	405.28	CMB8082	0.165	2.60
M-06-11	199.33	200.33	CMB8002	0.001	2.61
M-06-11	322.80	323.80	CMB8130	0.037	2.69
M-06-11	359.86	360.92	CMB8153	0.247	2.67
M-06-11	374.31	375.31	CMB8168	0.126	2.73
M-06-11	390.08	391.08	CMB8183	0.183	2.73
M-06-12	333.00	334.00	CMB5563	0.025	2.61
M-06-12	348.00	349.00	CMB5581	0.037	2.60
M-06-12	355.00	356.00	CMB5588	0.159	2.68
M-06-12	359.15	359.50	CMB5593	0.224	2.61
M-06-12	415.65	416.65	CMB5661	0.026	2.56
M-06-12	421.58	423.08	CMB5666	0.024	3.00
M-06-13	385.00	386.00	CMB8232	0.058	2.66
M-06-13	408.00	409.00	CMB8259	0.140	2.67
M-06-13	412.00	413.00	CMB8264	0.299	2.68
M-06-13	420.00	421.00	CMB8273	0.179	2.68
M-06-13	436.50	437.50	CMB8289	0.019	2.65
M-06-13	454.50	455.50	CMB8309	0.350	2.73
M-06-14	359.68	360.68	CMB5681	0.043	2.66
M-06-14	388.64	389.64	CMB5697	0.087	2.61
M-06-14	392.64	393.64	CMB5095	0.074	2.56
M-06-14	396.83	398.03	CMB5099	0.168	2.67
M-06-14	430.64	432.00	CMB5108	0.295	2.62
M-06-14	437.75	438.75	CMB5115	0.212	2.56
M-06-15	332.46	333.46	CMB8363	0.142	2.67
M-06-15	336.46	337.60	CMB8367	0.090	2.76
M-06-15	344.73	345.93	CMB8377	0.036	2.73
M-06-15	360.80	361.80	CMB8390	0.063	2.83
M-06-17	374.04	375.04	CMB5156	0.497	2.31
M-06-17	385.64	386.64	CMB5167	0.166	2.77
M-06-17	395.84	397.04	CMB5180	0.309	2.61
M-06-17	398.43	399.73	CMB5182	0.154	2.88
M-06-17	403.87	404.90	CMB5187	0.131	2.82
M-06-18	463.85	464.85	CMB5353	0.217	2.70
M-06-18	464.85	465.85	CMB5354	0.170	2.70
M-06-19	441.02	442.00	CMB5216	0.307	2.73
M-06-19	451.00	452.00	CMB5229	0.234	2.67
M-06-19	454.10	455.03	CMB5232	0.873	2.74
M-06-20A	378.63	379.63	CMB5239	0.132	2.67
M-06-20A	381.63	382.76	CMB5242	0.195	2.78
M-06-20A	391.63	392.63	CMB5255	0.074	2.66
M-06-21	495.30	496.30	CMB7113	0.114	2.62
M-06-21	499.30	500.30	CMB7117	0.195	2.72
M-06-21	507.50	508.50	CMB7128	0.148	2.71
M-06-21	511.50	512.50	CMB7132	0.106	2.66
M-06-21	518.50	519.66	CMB7139	0.046	2.76
M-06-24	400.13	401.13	CMB5404	0.132	2.78

M-06-24	403.13	404.13	CMB5407	0.290	2.69
M-06-24	408.32	409.32	CMB5413	0.359	2.81
M-06-24	410.32	411.70	CMB5415	0.360	2.70
M-06-24	419.07	420.07	CMB5422	0.062	2.83
M-06-24	430.97	431.97	CMB5437	0.217	2.75
M-06-25	733.43	734.43	CMB5716	0.131	2.79
M-06-25	736.43	737.43	CMB5719	0.315	2.82
M-06-25	739.43	740.57	CMB5722	0.184	2.84
M-06-25	743.73	744.73	CMB5729	0.325	2.79
M-06-25	748.14	749.34	CMB5734	0.225	2.78
M-06-25	761.73	762.76	CMB5747	0.153	2.74
M-06-25	771.76	772.83	CMB5454	0.103	2.78
M-06-27	524.80	525.81	CMB6555	0.009	2.72
M-06-27	534.30	535.30	CMB6565	0.028	2.70
M-06-27	544.15	544.63	CMB6575	0.297	2.73
M-06-27	548.77	549.77	CMB6585	0.321	2.81
M-06-27	576.99	578.00	CMB6620	0.004	2.71
M-06-27	581.00	582.00	CMB6624	0.002	2.73
M-06-28	568.83	569.83	CMB5469	0.107	2.68
M-06-28	570.83	571.83	CMB5471	0.084	2.92
M-06-28	575.59	576.59	CMB5478	0.188	2.82
M-06-28	577.59	578.59	CMB5480	0.340	2.75
M-06-28	588.09	589.09	CMB5490	0.247	2.77
M-06-28	591.96	592.96	CMB5495	0.113	2.80
M-06-29	888.43	889.43	CMB5517	0.097	2.72
M-06-29	897.11	898.11	CMB5526	0.023	2.63
M-06-33	667.17	668.17	CMB5875	0.148	2.81
M-06-33	668.17	668.92	CMB5876	0.221	2.78
M-06-35	659.30	660.30	CMB5903	0.113	2.71
M-06-35	662.30	663.30	CMB5906	0.152	2.70
M-06-35	664.30	665.30	CMB5908	0.096	2.61
M-06-35	667.50	668.80	CMB5911	0.099	2.65
M-06-36A	726.94	727.94	CMB5993	0.092	2.61
M-06-36A	727.94	728.94	CMB5994	0.127	2.58
M-06-36A	730.94	731.94	CMB5997	0.151	2.67
M-06-36A	732.94	733.97	CMB6052	0.145	2.83
M-06-37	582.00	583.00	CMB5955	0.379	2.66
M-06-37	584.00	585.40	CMB5957	0.257	2.73
M-06-37	587.55	588.55	CMB5962	0.099	2.76
M-06-37	589.55	590.55	CMB5964	0.385	2.66
M-06-37	602.70	604.25	CMB5979	0.146	2.80
M-06-37	607.75	608.75	CMB5983	0.119	2.72
M-06-37	615.65	616.65	CMB5991	0.171	2.68
M-06-39	623.18	624.18	CMB6062	0.341	2.56
M-06-39	627.07	628.07	CMB6066	0.201	2.56
M-06-39	632.62	633.62	CMB6071	0.314	2.66
M-06-39	634.62	635.41	CMB6076	0.668	2.75
M-06-39	639.67	640.67	CMB6082	0.059	2.76
M-06-39	643.67	644.67	CMB6086	0.137	2.74
M-06-39	648.14	649.14	CMB6090	0.257	2.86
M-06-39	655.14	656.14	CMB6097	0.090	2.73
M-06-40	616.28	617.51	CMB6129	0.009	2.65
M-06-40	618.51	619.51	CMB6131	0.105	2.68
M-06-40	620.51	621.51	CMB6133	0.235	2.71
M-06-40	623.51	624.51	CMB6136	0.222	2.64
M-06-40	625.51	626.71	CMB6138	0.144	2.70
M-06-44	723.48	724.48	CMB6327	0.144	2.67
M-06-44	725.48	727.00	CMB6329	0.217	2.66
M-06-44	730.13	731.13	CMB6333	0.190	2.66
M-06-44	733.76	734.76	CMB6336	0.166	2.69

M-06-44	749.15	750.15	CMB6348	0.131	2.42
M-06-44	755.04	756.04	CMB6356	0.297	2.70
M-06-44	760.04	761.04	CMB6361	0.394	2.64

JACQUES LAKE SG DETERMINATIONS

Hole ID	Depth-From (m)	Depth-To (m)	SG
JL-06-08	190.50	191.50	2.79
JL-06-08	310.00	311.00	2.77
JL-06-08	326.00	327.00	2.84
JL-06-08	334.00	334.59	2.99
JL-06-08	344.00	345.50	2.64
JL-06-09	238.50	240.00	2.94
JL-06-09	244.00	245.00	2.77
JL-06-09	265.50	266.50	2.73
JL-06-09	303.35	304.47	2.65
JL-06-09	311.00	312.00	2.82
JL-06-09	312.00	313.00	2.79
JL-06-11	290.00	291.50	2.86
JL-06-11	298.00	299.00	2.78
JL-06-11	309.00	310.00	2.85
JL-06-11	415.00	416.00	2.92
JL-06-11	427.26	428.26	2.96
JL-06-12	4.43	5.43	2.77
JL-06-12	5.43	6.43	2.85
JL-06-12	19.50	21.00	2.78
JL-06-12	56.00	57.00	2.93
JL-06-12	154.50	155.50	3.30
JL-06-12	157.50	159.00	2.72
JL-06-13	6.50	8.00	2.79
JL-06-13	8.00	9.00	2.82
JL-06-13	37.50	39.00	2.85
JL-06-13	88.50	89.54	3.02
JL-06-13	114.50	115.50	2.93
JL-06-13	121.26	122.25	2.91
JL-06-15	24.00	25.00	2.75
JL-06-15	30.00	31.00	2.70
JL-06-15	71.00	72.00	2.87
JL-06-15	80.27	81.00	2.79
JL-06-15	83.00	84.52	2.74
JL-06-15	118.00	119.00	2.79
JL-06-16	72.90	74.00	2.65
JL-06-16	75.00	76.50	2.74
JL-06-16	169.50	170.50	2.78
JL-06-16	170.50	172.00	2.77
JL-06-16	180.50	182.00	2.74
JL-06-17	90.00	91.50	2.92
JL-06-17	93.50	94.50	2.91
JL-06-17	94.50	95.76	2.80
JL-06-17	97.50	98.50	2.80

JL-06-17	99.50	100.50	2.82
JL-06-18	91.00	92.00	2.80
JL-06-18	99.50	100.50	2.79
JL-06-18	103.50	104.50	2.76
JL-06-18	111.50	112.50	2.83
JL-06-18	143.50	144.50	2.69
JL-06-18	216.50	217.50	2.77
JL-06-19	114.50	116.50	2.73
JL-06-19	121.00	122.00	2.73
JL-06-19	133.00	134.00	2.81
JL-06-19	140.00	141.00	2.75
JL-06-19	150.00	151.00	2.71
JL-06-19	188.19	189.50	2.81
JL-06-20	142.00	143.00	2.90
JL-06-20	146.00	147.00	2.77
JL-06-20	178.00	179.00	2.76
JL-06-20	187.50	188.50	2.72
JL-06-20	218.50	219.50	2.83
JL-06-20	257.00	258.00	2.91
JL-06-21	161.50	163.00	2.81
JL-06-21	317.00	318.00	2.87
JL-06-21	322.50	324.00	2.68
JL-06-21	338.77	339.86	2.98
JL-06-21	348.50	350.00	2.65
JL-06-22	59.50	61.00	2.87
JL-06-22	61.00	62.50	2.82
JL-06-22	94.90	96.00	2.92
JL-06-22	96.00	97.00	2.91
JL-06-22	200.00	201.00	2.88
JL-06-22	201.00	202.50	2.90
JL-06-23	68.66	70.54	3.04
JL-06-23	70.54	71.50	2.82
JL-06-23	77.50	78.50	2.95
JL-06-23	78.50	79.50	2.97
JL-06-23	103.34	104.50	2.87
JL-06-23	108.50	109.66	2.93
JL-06-23A	72.16	73.50	2.92
JL-06-23A	73.50	75.00	3.02
JL-06-23A	85.00	86.00	2.93
JL-06-23A	86.00	87.00	2.84
JL-06-23A	88.00	89.00	2.90
JL-06-24A	3.50	4.50	2.70
JL-06-24A	6.00	7.50	2.51
JL-06-24A	116.60	117.60	2.50
JL-06-24A	129.81	130.81	2.64
JL-06-24A	135.70	137.20	2.68
JL-06-24A	268.23	269.73	2.86
JL-06-25	15.00	15.40	2.91
JL-06-25	21.40	22.45	2.86
JL-06-25	251.00	252.66	2.65
JL-06-25	255.00	256.00	2.77

JL-06-25	261.00	262.00	2.67
JL-06-25	372.00	373.00	2.85
JL-06-26	173.00	174.00	2.92
JL-06-26	182.00	183.00	2.96
JL-06-26	202.70	203.70	2.83
JL-06-26	207.70	208.70	2.92
JL-06-26	268.00	269.00	2.81
JL-06-26	283.56	284.56	2.95
JL-06-27	32.32	33.32	2.64
JL-06-27	84.50	85.50	2.56
JL-06-27	197.33	198.33	2.93
JL-06-27	234.83	235.83	2.71
JL-06-27	241.09	242.09	2.76
JL-06-27	242.09	243.09	2.89
JL-06-28	81.50	82.50	2.65
JL-06-28	96.00	96.94	2.77
JL-06-28	108.00	109.00	2.73
JL-06-28	125.00	126.00	2.81
JL-06-28	139.00	140.00	2.74
JL-06-28	224.00	225.00	2.94
JL-06-29	212.00	213.50	2.94
JL-06-29	213.50	215.00	2.73
JL-06-29	218.50	219.50	2.88
JL-06-29	219.50	221.00	2.90
JL-06-29	222.50	224.00	2.89
JL-06-29	224.00	225.50	2.87
JL-06-30	115.50	116.50	2.70
JL-06-30	134.00	135.00	2.80
JL-06-30	138.00	139.00	2.81
JL-06-30	151.00	152.00	2.83
JL-06-30	162.44	163.50	2.71
JL-06-30	221.00	222.00	2.74
JL-06-31	64.66	65.75	2.97
JL-06-31	65.75	66.50	2.86
JL-06-31	166.50	167.50	2.97
JL-06-31	194.00	195.50	2.81
JL-06-31	230.00	231.50	2.83
JL-06-31	231.50	233.00	2.76
JL-06-32	40.00	41.00	2.81
JL-06-32	44.00	45.00	2.86
JL-06-32	61.50	62.50	2.79
JL-06-32	113.00	114.00	2.85
JL-06-32	164.00	165.00	2.82
JL-06-32	203.50	204.50	2.84
JL-06-33	19.00	20.00	2.91
JL-06-33	20.00	21.50	2.86
JL-06-33	45.07	46.50	2.80
JL-06-33	46.50	47.64	2.80
JL-06-33	80.50	82.00	2.84
JL-06-33	194.50	196.00	2.91
JL-06-34	41.50	42.50	2.84

JL-06-34	52.50	53.50	2.76
JL-06-34	122.59	124.00	2.73
JL-06-34	159.03	160.00	2.75
JL-06-34	175.74	177.00	2.78
JL-06-34	300.78	302.00	2.79
JL-06-35	41.50	43.00	2.82
JL-06-35	55.00	56.21	2.88
JL-06-35	68.50	69.50	2.85
JL-06-35	69.50	70.50	2.86
JL-06-35	285.00	286.50	2.69
JL-06-35	286.50	288.00	2.75
JL-06-36A	120.50	122.00	2.79
JL-06-36A	122.00	123.50	2.72
JL-06-36A	128.00	129.50	2.87
JL-06-36A	153.50	155.00	2.65
JL-06-36A	159.50	161.00	2.65
JL-06-36A	161.00	162.50	2.64
JL-06-37	70.00	71.50	2.85
JL-06-37	71.50	73.00	2.83
JL-06-37	73.00	74.00	2.88
JL-06-37	176.81	178.00	2.82
JL-06-37	274.00	275.00	2.60
JL-06-37	275.00	276.50	2.63
JL-06-38	135.50	137.00	2.88
JL-06-38	137.00	138.50	2.79
JL-06-39	131.90	133.27	2.72
JL-06-39	136.27	137.27	2.77
JL-06-39	138.27	139.77	2.86
JL-06-40	141.50	143.00	2.79
JL-06-40	147.50	149.00	2.93
JL-06-45	277.00	278.50	2.81
JL-06-45	278.50	280.10	2.63
JL-06-45	351.20	352.00	2.81
JL-06-45	352.00	353.20	2.83

MATERIAL CHANGE REPORTS

Form 51-102F3

Material Change Report

RECEIVED
2008 APR 21 A 7:45
FICE OF INTERNATIONAL CORPORATE FINANCE

1. **NAME AND ADDRESS OF COMPANY**

Aurora Energy Resources Inc. (the "**Company**")
1650-1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

2. **DATE OF MATERIAL CHANGE**

February 13, 2007

3. **NEWS RELEASE**

The news release was issued on February 13, 2007 and disseminated through the facilities of recognized newswire services.

4. **SUMMARY OF MATERIAL CHANGE**

Two new, independent resource estimates prepared by Gary Giroux, P. Eng. Of Giroux Consultants Ltd. have collectively increased the Company's Measured and Indicated resources of U_3O_8 to 56 million pounds and the Inferred resources of U_3O_8 to 38 million pounds contained within the Company's Michelin and Jacques Lake deposits (individually, "Michelin" and "Jacques Lake", and together, the "Deposits"), both located in Labrador. The grade and tonnage of the resources for each of Michelin and Jacques Lake is presented in the table below.

Concurrently with the release of the estimates for the Deposits, the Company has provided certain information in respect of its proposed 2007 drilling program.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

<u>Resource Estimate</u>

Two new, independent resource estimates prepared by Gary Giroux, P. Eng. Of Giroux Consultants Ltd. have collectively increased the Company's Measured and Indicated resources of uranium to 56 million pounds U_3O_8 ("uranium") and the Inferred resources of uranium to 38 million pounds uranium contained within the Deposits. A detailed estimate breakdown for each of Michelin and Jacques Lake is presented in the following table:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

* *Open pit resource reported at 0.03% U_3O_8 cut-off*

** *Underground resource reported at a 0.05% U_3O_8 cut-off*

Michelin:

Michelin has a strike length of over 1,000 metres and has been drill tested to a vertical depth of approximately 750 metres. The deposit, which remains open for expansion in all directions, has been separated into two preliminary resource domains (open pit and underground), using approximate depths obtained from an on-going scoping study. These two domains consist of an in-pit resource domain, which extends from surface to a depth of 185 vertical metres, 97% of which falls within the Measured and Indicated resource category, and an underground resource domain that extends an additional 400 metres below the base of the pit. Michelin has a new Measured and Indicated resource of 52.5 million pounds of uranium, with an additional Inferred resource of 33.1 million pounds of uranium.

The Michelin database is made up of a combination of historic diamond drill holes both from surface (221 holes) and underground (50 holes). In 2005, 9 diamond drill holes were completed and in 2006, 35 holes were drilled. In addition, there are 597 historic underground samples. Assays for U308 were capped at 3.9% U308. A geologic model was created that outlined a Main Zone and two smaller hanging wall zones. Composites 2.5 metres in length that honoured these mineralized domains were used to interpolate grades into blocks by ordinary kriging. An average bulk density of 2.71 was used to convert volumes to tonnes. The resource was classified into Measured, Indicated and Inferred using semi-variogram ranges applied to search ellipses.

Jacques Lake:

During 2006, the Company advanced Jacques Lake from a target to a deposit, which like Michelin, remains open for expansion in all directions. Jacques Lake has also been divided into preliminary open pit and underground resource domains. These two domains consist of an in-pit resource domain that extends from surface to a depth of 105 metres and an underground resource domain that extends an additional 275 metres below the pit. Jacques Lake has an initial Indicated resource of 5.4 million pounds of uranium, and an Inferred resource of 5.0 million pounds of uranium.

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt. It was first drilled in 2005, with 7 diamond drill holes, followed by a further 44 holes in 2006. Assays for U308 were capped at 0.45%. A geologic model outlined a Main Zone and smaller Hanging wall and Foot Wall zones of mineralization. Composites 2.5 metres in length were formed to honour these geologic domains. Ordinary kriging was used to interpolate grade into blocks 10 x 5 x 10 metres in dimension. The resource was classified as Indicated or Inferred based on semi-variogram ranges applied to search ellipses.

The effective date(s) for the Michelin and Jacques Lake estimate is February 13, 2007. The Company will file a technical report to support the scientific and technical information in this Material Change Report within the time prescribed by National Instrument 43-101. The scientific and technical disclosure in this Material Change Report, and in the technical report that will be filed to support it, was prepared by, or under the supervision of, the individuals named below, each of whom is a "qualified person" under National Instrument 43-101. Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd of Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

Drilling Program

For 2007, the Company has planned a comprehensive drilling program, which will include 80,000 to 100,000 metres of drilling, with a budget of approximately C$20 million. The Company is planning to allocate 25% of its drilling at Michelin, 25% at Jacques Lake and the remaining 50% on additional targets within the Company's claims.

In addition to drilling, the Company has allocated C$5 million for baseline environmental studies and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Engineering studies, infrastructure and economic studies will continue under the direction of SNC-Lavalin, as the lead engineering firm for the development of the Michelin and Jacques Lake. Environmental baseline studies have been on-going for the past two years and will continue in 2007.

The Company has applied for drill permits to both the Nunatsiavut Government ("Nunatsiavut") and the Province of Newfoundland and Labrador. Subject to weather, the Company anticipates beginning its drilling program at the Melody Lake target and the Jacques Lake deposit by mid March. In addition, the Company will be conducting a Titan Induced Polarization survey at Michelin to further delineate the deposit. In respect of the Company's drilling program at Michelin, the Company has been advised that Nunatsiavut will not be issuing permits for drilling on Labrador Inuit Lands during the winter season until such time as the Exploration and Quarrying Standards for Labrador Inuit Lands are established by the Nunatsiavut and the Provincial Government of Newfoundland and Labrador (the "Provincial Government"). Nunatsiavut and the Provincial Government have agreed to extend the time for establishing these standards until the end of March 2007. Accordingly, to the best of its knowledge, the earliest the Company anticipates these standards to be effected and for the Company to receive the necessary winter drilling permit

is the end of March, 2007, although there can be no assurance that such standards will be established and such permit issued within this time frame.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7. OMITTED INFORMATION

No confidential information has been omitted from this material change report.

8. EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Sean Tetzlaff, Chief Financial Officer

Telephone: (604) 632-4677

9. DATE OF REPORT

DATED at Vancouver, British Columbia this 16th day of February, 2007.

RECEIVED

2008 APR 21 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT NO. 51-102

Item 1. <u>**Reporting Issuer**</u>

Aurora Energy Resources Inc. (the "Company")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2. <u>**Date of Material Change**</u>

A material change took place on April 16, 2007

Item 3. <u>**Press Release**</u>

On April 16, 2007, a news release in respect of the material change was disseminated by the Company.

Item 4. <u>**Summary of Material Change**</u>

The material change is described in the Company's press release attached hereto as Schedule A, which press release is incorporated herein. The Company announced changes to its executives.

Item 5. <u>**Full Description of Material Change**</u>

No information other than that provided in Item 4 above is presently available.

Item 6. <u>**Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**</u>

The report is not being filed on a confidential basis.

Item 7. <u>**Omitted Information**</u>

No information has been omitted.

Item 8. <u>**Executive Officer**</u>

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9. <u>**Date of Report**</u>

DATED at Vancouver, in the Province of British Columbia, this 23rd day of April, 2007.

AURORA ENERGY RESOURCES INC.

Per: *"Sean Tetzlaff"*

Sean Tetzlaff
CFO & Corporate Secretary

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-savelevel-

RECEIVED
2008 APR 21 A 7:46
FICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT NO. 51-102

Item 1. **Reporting Issuer**

Aurora Energy Resources Inc.
1055 West Hastings Street, Suite 1650
Vancouver, BC V6E 2E9

Item 2. **Date of Material Change**

A material change took place on November 27, 2007.

Item 3. **Press Release**

On November 27, 2007, a news release in respect of the material change was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Executive Officer**

Sean Tetzlaff, CFO & Corporate Secretary

Item 9. **Date of Report**

DATED at Vancouver, in the Province of British Columbia, this 27th day of November, 2007.

AURORA ENERGY RESOURCES INC.

Per: *"Sean Tetzlaff"*

Sean Tetzlaff
CFO & Corporate Secretary

Schedule A

aurora news

energy to change the world

AXU – Toronto Stock Exchange

News Release 07-24 **November 27, 2007**

AURORA ENERGY RESOURCES ANNOUNCES CLOSING OF BOUGHT DEAL FINANCING

Not for distribution to United States newswire services or for distribution in the United States

Aurora Energy Resources Inc. ("Aurora")(AXU: TSX) is pleased to announce that it has closed its previously announced bought deal financing. Aurora issued an aggregate of 6,018,600 Common Shares at a price of $16.00 per Common Share (including 706,100 Common Shares issued pursuant to the exercise of an Over-Allotment Option) and an aggregate of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share for aggregate gross proceeds to the Company of $111,672,600. The underwriting syndicate was led by Cormark Securities Inc. and RBC Capital Markets Inc. and included National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

For further information on Aurora please contact:
Mr. Oliver Lennox-King, Chairman
Dr. Mark O'Dea, President & CEO
(PH) 604-632-4677 or Toll Free 1-877-632-4677
www.aurora-energy.ca

Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, the state of the capital markets, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulations as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form dated March 16, 2007, available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forwarding-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT NO. 51-102

Item 1. **Reporting Issuer**

Aurora Energy Resources Inc. (the "Company")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2. **Date of Material Change**

A material change took place on February 4, 2008

Item 3. **Press Release**

On February 4, 2008, a news release in respect of the material change was disseminated by the Company.

Item 4. **Summary of Material Change**

The material change is described in the Company's press release attached hereto as Schedule A, which press release is incorporated herein. The Company announced changes to its executives.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Executive Officer**

Paul Coombs, Chief Financial Officer and Corporate Secretary

Item 9. **Date of Report**

DATED at Vancouver, in the Province of British Columbia, this 14th day of February, 2008.

AURORA ENERGY RESOURCES INC.

Per: *"Paul Coombs"*

Paul Coombs
CFO & Corporate Secretary

Schedule A

auroranews

energy to change the world

AXU – Toronto Stock Exchange

February 4, 2008

AURORA ADDS FURTHER TALENT AND EXPERIENCE TO ITS PROJECT DEVELOPMENT TEAM

Dr. Mark O'Dea, President and CEO, is pleased to announce the following people have joined Aurora Energy Resources Inc. ("Aurora") (AXU – TSX) to expand the Company's project capability in Newfoundland and Labrador:

- **Paul Coombs**, CFO and Corporate Secretary;
- **Ed Williams**, Director Human Resources;
- **Linda Wrong**, Manager Environmental Baseline and Engineering Liaison; and
- **Waylon Williams**, Labrador Community Relations Advisor.

"These individuals bring significant mining and natural resource experience, as well as environmental management and community knowledge to Aurora," said Dr. O'Dea. "Their unique combination of international and local expertise, coupled with the talent already present on our dynamic development team, will see this mine successfully developed."

Paul Coombs, B. Comm. CMA, CGA, MBA has joined Aurora as Chief Financial Officer and Corporate Secretary. He will be responsible for all financial matters related to the Company as it moves its projects through feasibility and project development, including financial planning, budgeting, taxation and supply chain development.

Paul has 9 years experience in the mining industry, having worked in various financial management capacities with Xstrata and Falconbridge.

He began his career in Newfoundland and Labrador working for Fisheries Products International and Northern Light Fisheries where he established his credentials in global financial, administrative and supply chain management systems while developing ties to the local business community.

Aurora would like to thank outgoing Chief Financial Officer and Corporate Secretary, Sean Tetzlaff, C.A. who has played a key role in Aurora's exceptional growth over the past two and a half years, having taken Aurora through its formation, IPO and subsequent rounds of financing. Sean will now focus 100% of his efforts as Chief Financial Officer and Corporate secretary of Fronteer Development Group Inc. Fronteer is a founding shareholder and current owner of 42.3% of Aurora.

Ed Williams has joined the Aurora Management Team as Director, Human Resources. He assumes the responsibility for all human resource duties for Aurora, including recruitment, compensation, training and performance management. Ed brings an extensive background in both human resources and business development within Newfoundland and Labrador.

He was Human Resources Manager on three major offshore oil projects in Newfoundland and Labrador. Most recently, Ed was Business Development Manager for Kruger Inc., a major pulp and paper manufacturer.

Linda Wrong, B.Sc. P.Geo has joined Aurora as Manager, Environmental Baseline and Engineering Liaison. In this role, she will lead the design and implementation of the environmental baseline program and act as a link between the engineering and environmental teams for the Michelin Project. In addition, Linda will provide environmental support to other exploration programs in the area.

Linda is a former senior exploration geologist in the mining industry. Linda has over 20 years experience in the mining industry and over 15 years experience in the provision of environmental assessment, baseline program development, environmental management system design and implementation, water supply and contaminated site management support to exploration and mining projects throughout Canada, the US and Central America.

Waylon Williams has joined Aurora as the Labrador Community Relations Advisor. He will be responsible for creating and managing a wide range of community relations initiatives to further strengthen Aurora's reputation amongst key audiences in Labrador. Working from the foundation Aurora's community relations team has been successfully building with stakeholders since 2003, he will work to continue building solid relationships with the community.

Having lived and worked throughout much of Labrador, Waylon knows the people and communities very well and brings tremendous local knowledge to Aurora. Previously he has worked with the Hudson's Bay Company. He has also managed retail businesses in North West River, Nain, Hopedale, and Makkovik. He has experience as a business owner, and has worked as Economic Development Officer with the Makkovik Development Committee and with the Combined Council of Labrador.

ABOUT AURORA

Aurora (AXU-TSX) is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred)*. Aurora is undertaking pre-feasibility studies to move the project towards development.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate Information
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Vice President, Exploration for Aurora., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

** The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007dated February19, 2007 as amended March 1, 2007, which is available for viewing on SEDAR at www.sedar.com.*

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates timing of the project registration document, potential for expansion of resources and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

RECEIVED
2008 APR 21 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
Material Change Report
MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT NO. 51-102

Item 1. Reporting Issuer
Aurora Energy Resources Inc. (the "Company")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2. Date of Material Change
A material change took place on February 20, 2008.

Item 3. Press Release
On February 20, 2008; a news release in respect of the material change was disseminated by the Company.

Item 4. Summary of Material Change
The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein. The Company announced that its Michelin uranium deposit increased in size by 20% at significantly higher grades.

Item 5. Full Description of Material Change
No information other than that provided in Item 4 above is presently available.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7. Omitted Information
No information has been omitted.

Item 8. Executive Officer
Paul Coombs, Chief Financial Officer and Corporate Secretary.

Item 9. Date of Report

DATED at Vancouver, in the Province of British Columbia, this 29th day of February, 2008.

AURORA ENERGY RESOURCES INC.
Per:
"Paul Coombs"
Paul Coombs
CFO & Corporate Secretary

Schedule "A"

auroranews
energy to change the world
AXU – Toronto Stock Exchange

Aurora Energy Resources Inc. ("the Company") (stock symbol AXU on the TSX) is pleased to announce that a new resource estimate for its Michelin Uranium Deposit ("Michelin"), has led to an overall 20% increase in deposit size. While still open for further expansion, Michelin now has:

A Measured and Indicated resource of 67.4 million pounds of U_3O_8 (uranium); and

An Inferred resource of 35.5 million pounds of U_3O_8 (uranium).

Of equal significance, the uranium mineralization of Michelin has increased by more than 11% (now 0.12% U_3O_8) in the proposed underground section of the deposit and by 5% (now 0.07% U_3O_8) in the proposed open pit section of the deposit area.

Michelin, which forms the backbone of Aurora's new uranium district, is the first in the Company's pipeline of uranium development projects with production visibility. Updated resource estimates for the Jacques Lake Deposit and four additional uranium deposits (Rainbow, Gear, Inda Lake and Nash) located on Aurora's land holdings will be announced by Aurora in the very near-term.

"Michelin is now clearly one of Canada's uranium mega-projects, with a resource size and associated grade that compares favourably with its peers on the world stage" said Dr. Mark O'Dea, Aurora's President and CEO. "Michelin now ranks among the world's highest grade deposits outside the Athabasca Basin that are either currently in production or have production visibility."

MICHELIN DEPOSIT RESOURCE ESTIMATE

The following table summarizes the Classified Mineral Resources of the Michelin Deposit:

	Underground*			**Open Pit****			
Class	**Tonnes**	**%U_3O_8**	**lbs U_3O_8**	**Tonnes**	**%U_3O_8**	**lbs U_3O_8**	**Total lbs**
Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	13,078,000
Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	54,356,000
Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000

* *Underground resources stated at a cut-off grade of 0.05% U_3O_8*
** *Open pit resources stated at a cut-off grade of 0.03% U_3O_8*

DEVELOPMENT CONSIDERATIONS

Michelin is a large, high quality asset with deposit characteristics capable of supporting a conventional, relatively low cost, long-life mining operation. Studies to date indicate that Michelin's cash costs would compare very favourably with other operating hard rock uranium mines around the world.

Based on extensive metallurgical and pilot plant tests at SGS Lakefield Laboratories, the characteristics of the Michelin ore are well understood, uncomplicated, and conventional. Michelin lends itself to standard crushing and grinding technology and traditional leach processing.

In addition, metallurgical tests to date indicate:

The Michelin ore is not highly abrasive and will require only modest grinding energy.

The ore and surrounding rocks contain very low levels of deleterious or problematic metals, such as vanadium, molybdenum and selenium.

The ore and surrounding rocks contain very low levels of sulphides and high levels of carbonate, indicating that acid rock drainage is not a concern for waste rock or tailings.

From a geotechnical perspective, the host rocks at Michelin are amenable to both open pit and conventional underground mining techniques. The Deposit is hosted in hard, competent, relatively impermeable Canadian Shield volcanic rock, with no groundwater issues or rock mechanic issues identified to date.

Importantly, Michelin also has appealing infrastructure options, which are currently being evaluated, including:

Potential to access grid power from Newfoundland and Labrador Hydro to provide 40-45 megawatts of power for the project.

Road access alternatives to the Michelin mine site.

Marine access alternatives. Michelin is located 30 kilometres from tidewater which allows 6-7 months of seasonal waterway access and transportation of heavy equipment and bulk supplies to and from site.

2008 WORK PROGRAM

Aurora is continuing to advance the Project through its comprehensive development program. A detailed work program for the balance of 2008 is planned to be announced by Aurora within the next few weeks.

Meanwhile, Aurora has commenced a 20,000 metre, seven rig, two-month winter program of in-fill, confirmation, and geotechnical drilling on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies designed to move the project towards development.

The Company is scheduled to submit its Project Description (Registration) to federal and provincial authorities in the second quarter of 2008 to initiate the Environmental Assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). The Registration is the beginning of an extensive process under the federal, provincial and Nunatsiavut governments.

ABOUT AURORA

Aurora is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts. Aurora's focus on low-cost organic growth over the past three years has led to a five-fold increase in deposit size at a cost to Aurora shareholders of less than $0.50 per pound.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora, please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556
Corporate Information
www.aurora-energy.ca

Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for the Michelin resource estimate and has approved this news release. The resource model consists of four discrete mineralized domains, defined by a combination of stratigraphy, alteration and grade, that were hand digitized using 348 drill holes, on 50 metre-spaced cross-sections. Two metre composites were generated from capped U3O8 grades within these solids and used to interpolate grades into two block models, one for underground (5x5x5 metres) and one for the open pit (10x5x10 metres), using ordinary kriging in Gemcom software. Search radii were determined from correlogram ranges and oriented parallel to the overall plunge of the deposit. A single average density of 2.7 g/cc, as determined from 129 measurements from mineralized rock throughout the deposit, was used to calculate tonnage. Blocks were classified into Measured, Indicated and Inferred Mineral Resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. The Michelin resource estimate is reported using cut-off grades of: 0.03% U3O8 for the open pit portion, and 0.05% U3O8 for underground. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of this release. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

** The Independent Qualified Person responsible for the 2007 resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 prepared to NI 43-101 requirements is available for viewing on SEDAR at www.sedar.com.*

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

RECEIVED

2008 APR 21 A 7:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
Material Change Report
MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT NO. 51-102

Item 1. **Reporting Issuer**
Aurora Energy Resources Inc. (the "Company")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2. **Date of Material Change**
A material change took place on February 25, 2008.

Item 3. **Press Release**
On February 25, 2008, a news release in respect of the material change was disseminated by the Company.

Item 4. **Summary of Material Change**
The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein. The Company announced that it had exceeded its annual resource target and added four new deposits to project pipeline.

Item 5. **Full Description of Material Change**
No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**
The report is not being filed on a confidential basis.

Item 7. **Omitted Information**
No information has been omitted.

Item 8. **Executive Officer**
Paul Coombs, Chief Financial Officer and Corporate Secretary.

Item 9. **Date of Report**

DATED at Vancouver, in the Province of British Columbia, this 29th day of February, 2008.

AURORA ENERGY RESOURCES INC.
Per:
"Paul Coombs"
Paul Coombs
CFO & Corporate Secretary

Schedule "A"

auroranews

energy to change the world

AXU – Toronto Stock Exchange

Aurora Energy Resources Inc. ("the Company") (stock symbol AXU on the TSX) is pleased to announce that a new total resource estimate for its pipeline of six growing uranium deposits in coastal Labrador has produced:

A Measured and Indicated resource of 83.9 million pounds of U3O8 (uranium); and

An Inferred resource of 49.8 million pounds of U3O8.

Aurora's new uranium resource base has surpassed the Company's annual target, increasing by 39% in just over 12 months. This new estimate is comprised of the Michelin Deposit (see recent press release of February 20, 2008), the Jacques Lake Deposit, and four newly estimated nearby satellite deposits called Rainbow, Nash, Inda, and Gear. Jacques Lake and the satellite deposits all have the potential for significant, Michelin-style growth and are located within 30 kilometres of Michelin.

"Our goal for 2007 was to deliver a resource of 130 million pounds," said Dr. Mark O'Dea, Aurora's President and CEO. "We have exceeded our resource target for the third consecutive year. More importantly, we have succeeded in demonstrating that Aurora's new uranium district hosts a true pipeline of projects that have major growth potential, which will help sustain a long life, world-class mining camp. We are moving to develop these important resources as efficiently as possible, using industry best practices in geology, engineering, metallurgy, environment and health and safety."

JACQUES LAKE DEPOSIT INCREASES BY 67%

The new resource estimate for the Jacques Lake Deposit ("Jacques Lake"), has led to an overall 67% increase in deposit size. While still open for significant expansion, Jacques Lake now has:

A Measured and Indicated resource of 10.4 million pounds of U3O8; and

An Inferred resource of 6.9 million pounds of U3O8.

Like Michelin, the characteristics of the Jacques Lake mineralization are well understood and similar to the Michelin mineralization. Jacques Lake mineralization lends itself to standard crushing and grinding technology and traditional leach processing. Similarly, the host rocks at Jacques Lake are competent, making them amenable to both open pit and conventional underground mining techniques. Like Michelin, there are no groundwater, metallurgical or rock mechanic issues identified to date.

FOUR SATELLITE DEPOSITS TAKE SHAPE

While the Michelin and Jacques Lake deposits are clearly the backbone of the district, Aurora's drilling programs have further defined four satellite deposits, each with the potential to become significant resources in their own right. The Rainbow, Nash, Inda and Gear deposits have been significantly expanded and now cumulatively have:

An Indicated resource of 6.1 million pounds of U3O8; and

An Inferred resource of 7.4 million pounds of U3O8.

Of particular note, the Inda Deposit today is nearly as large as the Jacques Lake Deposit was 12 months ago. It is important to stress that all four of these satellite deposits are still at a very early stage of deposit delineation and have significant growth potential.

For a map showing the distribution of Aurora's uranium deposits and priority drill targets, please use the following link: http://www.aurora-energy.ca/files/HotSpots_2008.02.22.JPG.

The following table summarizes the Classified Mineral Resources of the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits:

		Underground*			Open Pit*			Total
Deposit	**Class**	**Tonnes**	**%U3O8**	**lbs U3O8**	**Tonnes**	**%U3O8**	**lbs U3O8**	**lbs U3O8**
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	
	MEASURED & INDICATED	**17,459,000**	**0.12**	**47,892,000**	**12,941,000**	**0.07**	**19,542,000**	**67,434,000**
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000	
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000	
	MEASURED & INDICATED	**3,772,000**	**0.08**	**6,663,000**	**2,310,000**	**0.07**	**3,748,000**	**10,411,000**
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000
TOTAL	**MEASURED & INDICATED**	**21,231,000**	**0.12**	**54,555,000**	**19,076,000**	**0.07**	**29,355,000**	**83,910,000**
MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000
TOTAL	**INFERRED**	**15,355,000**	**0.11**	**38,243,000**	**8,570,000**	**0.06**	**11,536,000**	**49,779,000**

** Aurora's CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U_3O_8) and open pit (0.03% U_3O_8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth* economic analyses.

2008 WORK PROGRAM

Aurora is continuing to advance the Project through its comprehensive development program. A detailed work program for the balance of 2008 is scheduled to be announced by Aurora within the next few weeks.

Meanwhile, the Company is carrying out a 20,000 metre, seven rig, two-month winter program of in-fill, confirmation, and geotechnical drilling on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies designed to move the project towards development.

The Company is scheduled to submit its Project Registration to government authorities in the second quarter of 2008 to initiate the Environmental Assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). The Project Registration is the beginning of an extensive environmental assessment process under the federal, provincial and Nunatsiavut governments.

ABOUT AURORA

Aurora is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora, please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556
Corporate Information
www.aurora-energy.ca

Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at

www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

SHAREHOLDER MEETING MATERIALS

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS
510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9
T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

RECEIVED
2008 APR 21 A 7:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 13, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: **AURORA ENERGY RESOURCES INC.**	
Meeting Type:	Annual General Meeting
ISIN:	CA05163P1062
Meeting Date:	April 30, 2007
Record Date for Notice:	March 26, 2007
Record Date for Voting:	March 26, 2007
Beneficial Ownership Determination Date:	March 26, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Janet Cleary"

Janet Cleary
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\7864.pdf

AURORA ENERGY RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "**Meeting**") of the shareholders of Aurora Energy Resources Inc. (the "**Corporation**") will be held at The Rooms, 9 Bonaventure Avenue, St. John's, Newfoundland on Monday, the 30th day of April, 2007, at 4:30 p.m. (Newfoundland time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2. to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the annual report of the Corporation containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2006, and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. To be valid, a proxy must reach the office of the Corporation's registrar and transfer agent, Pacific Corporate Trust Company, at 1510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9, no later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the Chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in the case of adjournment.

DATED at Vancouver, British Columbia as of the 16th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Mark O'Dea"

Mark O'Dea, President and Chief Executive Officer

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

April 04, 2007

AURORA ENERGY RESOURCES INC.
1055 WEST HASTINGS STREET, SUITE 1650
VANCOUVER, BC V6E 2E9
CANADA

Dear Sirs\Mesdames:

RE: AURORA ENERGY RESOURCES INC. (the "Company")
MAILING ON APRIL 3, 2007

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Annual Financial Statements for the Year Ending 2006/12/31
- Management Discussion and Analysis
- Proxy*
- Annual Report
- Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Janet Cleary"

Janet Cleary

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

RECEIVED
2007 APR 21 A 7:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AURORA ENERGY RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF AURORA ENERGY RESOURCES INC. (THE "CORPORATION" OR "AURORA") OF PROXIES TO BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR CORPORATION TO REPRESENT HIM AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivering it to the Chairman of the Board prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the shares will be voted, or withheld from voting accordingly. Where no choice is specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy **WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. At March 16, 2007, the Corporation had issued and outstanding, 65,809,739 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on March 26, 2007 (the "**Record Date**") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those

shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of March 16, 2007, no person beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting, other than as set forth below.

Name	Number of Common Shares Beneficially Owned (Directly or Indirectly), Controlled or Directed	Percentage of Issued and Outstanding Common Shares as of March 16, 2007
Fronteer Development Group Inc.	30,947,336 (1)	47.06%
Eastbourne Capital Management, L.L.C.	11,464,400(1)	17.43%

(1) The information as to the number and percentage of Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained from the holders directly, or obtained from sources available through the Toronto Stock Exchange.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

EXECUTIVE COMPENSATION

(a) Compensation of Officers

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2006 and December 31, 2005, in respect of the individuals who were, during the fiscal year ended December 31, 2006, the Chief Executive Officer and the Chief Financial Officer (the "**Named Executive Officers**"). The Corporation had no other executive officers whose total salary and bonus exceeded $150,000 in fiscal 2006.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Title	**Fiscal Year Ended[(1)]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensa-tion ($)**
Dr. Mark O'Dea President and Chief Executive Officer	December 31, 2006	100,278	60,167	Nil	825,000	Nil	Nil	Nil
	December 31, 2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Sean Tetzlaff Chief Financial Officer and Corporate Secretary	December 31, 2006	80,000	40,000	Nil	392,500	Nil	Nil	Nil
	December 31, 2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) The Corporation was incorporated June 8, 2005. Neither the President and Chief Executive officer, or the Chief Financial Officer and Corporate Secretary were paid any salary by the Corporation prior to March 2006, at which time the Corporation completed its initial public offering.

(b) **Option Grants in 2006**

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2006.

Name and Title	Securities Under Options Granted (#) [1]	% of Total Options Granted in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Mark O'Dea President and Chief Executive Officer	675,000	23.38%[2]	3.60	3.60	February 14, 2011
	150,000	5.19%[2]	9.16	9.16	October 2, 2011
Mr. Sean Tetzlaff, Chief Financial Officer and Corporate Secretary	392,500	13.59%[2]	3.60	3.60	February 14, 2011
	40,000	1.39%[2]	9.16	9.16	October 2, 2011

(1) Each option is exercisable to acquire one Common Share.
(2) An aggregate of 2,887,500 stock options were granted to employees and the Named Executive Officers in fiscal 2006.

(c) Options Exercised and Aggregates Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the year ended December 31, 2006 and options to acquire Common Shares held by the Named Executive Officers as at December 31, 2006.

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006		Value of Unexercised In-the-money Options at December 31, 2006	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Mr. Mark O'Dea President and Chief Executive Officer	80,000	535,284	465,000	280,000	3,792,750[1]	2,786,000[1]
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	40,000	233,530	90,833	261,667	829,657[1]	2,455,318[1]

(1) Based on the closing price of the Common Shares on December 31, 2006 of $13.55 less the exercise price of such options.

(d) Employment Contracts

The Corporation entered into an agreement dated March 21, 2006 with Mark O'Dea relating to the provision of services to the Corporation by Mark O'Dea, President and Chief Executive Officer of the Corporation at an annual

salary of $100,000. This salary was increased to $190,000 effective October 1, 2006 and $237,500 effective January 1, 2007.

The Corporation entered into an agreement dated March 21, 2006 with Sean Tetzlaff relating to the provision of services to the Corporation by Sean Tetzlaff, Chief Financial Officer and Corporate Secretary of the Corporation at an annual salary of $90,000. This salary was increased to $130,000 effective October 1, 2006 and $170,000 effective January 1, 2007.

In the event of a Change of Control (as defined below), then all of the following events shall occur:

(i) all stock options to acquire Common Shares that have been granted to the Named Executive Officers shall automatically vest and the Named Executive Officers shall thereafter be permitted to exercise any such stock options granted to them if not yet exercised (however, in no event shall the Named Executive Officers be permitted to exercise any stock options beyond the expiry date thereof);

(ii) in the event that either of the Named Executive Officer's employment is terminated within 180 days of the effective date of the Change of Control, such Named Executive Officer shall be entitled to an amount equivalent to 24 months' base salary, less applicable statutory deductions, which payment shall be made in one lump sum payment within 30 days of the termination date; and

(iii) each of the Named Executive Officer's shall be entitled to a bonus payment, which payment shall be calculated based upon the terms of the Bonus Plan assuming that the weighted average trading price of the Common Shares on the TSX during the month of December that would otherwise be used for calculation purposes is deemed to be the weighted average price per share at which the Common Shares (including the Additional Shares (as defined below)), or common shares of Fronteer, are acquired by the Acquirer (as defined below) pursuant to the Change of Control. Such bonus payment shall be made in one lump sum payment less applicable statutory deductions, within 30 days of the effective date of the Change of Control.

It is a condition of items (ii) and (iii) above that the Named Executive Officer sign a full and final release in favour of the Corporation and all affiliated companies, and such companies' officers, directors, employees, agents and assigns.

For the purpose of the foregoing, a "Change of Control" is defined as (i) a situation in which any person, entity or group of persons or entities acting jointly or in concert (an "Acquirer") acquires control (including, without limitation, the right to direct the voting) of Common Shares or common shares of Fronteer in either case, (the "Additional Shares") which, when added to the Common Shares or common shares of Fronteer, as the case may be, owned of record or beneficially by the Acquirer immediately prior to its acquisition of the Additional Shares, would entitle the Acquirer and or its associates and/or affiliates to cast or direct the casting of 45% or more of the votes attached to all of the outstanding voting shares of the Corporation or 45% or more of the votes attached to all of the outstanding voting shares of Fronteer; or (ii) an ownership change event or a series of ownership change events occurs wherein the shareholders of the Corporation or Fronteer immediately before the transaction or series of transactions do not retain immediately after the transaction, in substantially the same proportions, direct or indirect beneficial ownership of more than 45% of the total combined voting power of the outstanding voting shares of the Corporation, or more than 45% or more of the votes attached to all of the outstanding voting shares of Fronteer, respectively.

COMPOSITION OF THE COMPENSATION, GOVERNANCE AND NOMINATING COMMITTEE

Mr. Oliver Lennox-King, Mr. Eric Cunningham and Mr. Mark Dobbin, all independent directors within the meaning of applicable securities laws, constitute all members of the Compensation, Governance and Nominating Committee of the board of directors of the Corporation (the "**Board**"). The Compensation, Governance and Nominating Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board.

Report on Executive Compensation

The Corporation's compensation philosophy for executives follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock based programs.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation, Governance and Nominating Committee takes into consideration a variety of factors. These factors include the overall assessment of the Board and Compensation, Governance and Nominating Committee concerning the executive's individual performance; the individual's contribution towards meeting corporate objectives, levels of responsibility and length of service; industry comparables; and the overall financial and operating performance of the Corporation.

Executive compensation is comprised primarily of a base salary and participation in the stock option plan (the "**Plan**") and executive bonus plan (**"Bonus Plan"**) of the Corporation.

The salary for each executive officer's position is primarily determined having regard for the individual's responsibilities (60% weighting), individual performance factors (10% weighting), overall performance of the Corporation (10% weighting) and the assessment of such individuals (10% weighting) as presented by management to the Board and Compensation, Governance and Nominating Committee[1]. See also "Executive Compensation – Employment Contracts" above.

The Compensation, Governance and Nominating Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Plan. Grant of options are intended to emphasize the executive officer's commitment to the Corporation's growth and enhancement of share value. The grant of stock options also assists the Corporation in attracting and retaining qualified executives. Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment. Existing options held by individuals are taken into consideration in determining whether additional option grants will be made. During 2006, the Compensation, Governance and Nominating Committee and the Board considered and approved the grant of 825,000 stock options to the President and Chief Executive Officer, and 392,500 stock options to the Chief Financial Officer.

During 2006, the Compensation, Governance and Nominating Committee and the Board approved bonuses of $89,014 and $50,753 to each of the President and Chief Executive Officer and Chief Financial Officer, respectively. The Bonus Plan was directly linked to stock performance on the Toronto Stock Exchange ("TSX") as follows:

i) for every 1% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the President and Chief Executive Officer will receive 1% of his base salary paid to him as a bonus, up to a maximum of 60%; and

ii) for every 1.2% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the Chief Financial Officer will receive 1% of his base salary paid to him as a bonus, up to a maximum of 50%.

---

[1] The Compensation Committee looked at data from 19 different companies (including Viceroy Exploration Ltd., International Uranium Corporation and Miramar Mining Corporation) obtained from publicly available information circulars. Companies selected were of similar size, stage of exploration, market capitalization and metal focus. The Chief Executive Officer's salaries in these companies ranged from a minimum salary of $128,032 to a maximum salary of $320,000, while the Chief Financial Officer's salary ranged from a minimum of $110,500 to a maximum of $200,000.

Bonuses payable to the President and Chief Executive Officer and Chief Financial Officer will be calculated under the Bonus Plan and distributed once a year and will be based on the performance of the Corporation relative to its previous year. The Board retains discretion with respect to payment of any bonus.

During the year, the Corporation purchased a $5,000,000 Director's and Officer's liability insurance policy at a cost of $29,500.

PERFORMANCE GRAPH

The following graph compares the Corporation's cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index), assuming a $100 investment in Common Shares on March 22, 2006 (the date of the initial public offering of the Corporation) and reinvestment of dividends during the period.


$400
$350
$300
$250
$200
$150
$100
$50
$0
Dollar value
Mar-06
Dec-06
Date
AXU
S&P/TSX

COMPENSATION OF DIRECTORS

Non-management directors of the Corporation other than the Chairman, are paid a base fee of $45,000 per annum. The Chairman receives a base fee of $95,000 per annum.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Corporation other than services ordinarily required of a director. No such special remuneration was paid to any director of the Corporation during the fiscal year ended December 31, 2006.

Directors are also entitled to participate in the Corporation's option Plan. As of March 16, 2007, the Corporation has outstanding 4,478,835 options under the Plan of which an aggregate of 1,575,000 options are held by directors of the Corporation excluding directors who are also Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2006. As of December 31, 2006, the Plan is the only equity compensation plan of the Corporation.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,927,835	$5.19	1,637,913
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	3,927,835	$5.19	1,637,913[(1)]

(1) Calculated based upon 10% if the issued and outstanding Common Shares as of December 31, 2006

SUMMARY OF STOCK OPTION PLAN

The shareholders of the Corporation approved the Plan on February 7, 2006. Options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Plan, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Underlying Common Shares in respect of which options are not exercised because the relevant options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of options. An aggregate of 5,832,500 options (representing 8.86% of the issued and outstanding Common Shares as of March 16, 2007) have been granted under the Plan of which 1,245,330 options (representing 1.89% of the issued and outstanding Common Shares as of March 16, 2007) have been exercised and 108,335 options expired or were cancelled. Accordingly, 4,478,835 Common Shares (representing 6.81% of the issued and outstanding Common Shares as of March 16, 2007) are currently reserved for issuance pursuant to options granted under the Plan and the Corporation may grant an additional 856,808 options under the Plan, calculated based on the number of Common Shares issued and outstanding as of March 16 , 2007.

The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the Plan only to directors, officers, employees and other service providers (or corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. No options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Plan, together with any Common Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares.

Options vest at the discretion of the Board. In the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation, the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options. In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options. The Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Plan without the consent of the optionee, except to the extent required by law. The exercise price of options issued may not be less than market price of the Common Shares as determined in accordance with applicable stock exchange rules.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Mr. Eric Cunningham, Mr. Angus Bruneau and Mr. Mark Dobbin, representing a majority of the directors of the Corporation are independent directors within the meaning of applicable securities laws, while Mr. Mark O'Dea, the President and Chief Executive Officer and Mr. Oliver Lennox-King, Chairman of the Corporation are not considered independent directors by virtue of their positions with the Corporation.

Some of the directors of the Corporation are also directors of other reporting issuers. The following table outlines the directorships in other reporting issuers held by members of the Board as at March 16, 2007:

Director Name	Other Directorships held
Mr. Mark O'Dea	Frontera Copper Corporation, Fronteer Development Group Inc.
Mr. Oliver Lennox-King	Metallica Resources Inc., Tiomin Resources Inc., CGX Energy Inc., Fronteer Development Group Inc.
Mr. Eric Cunningham	None
Mr. Angus Bruneau	Petro Canada Inc.
Mr. Mark Dobbin	CHC Helicopter Corp.

The independent directors do not hold specifically scheduled meetings at which non-independent directors and members of management are not in attendance. At various meetings of the full Board, the independent directors hold in camera sessions at which the non-independent director and management do not attend.

The Chairman of the Board is Mr. Oliver Lennox – King, an individual who is otherwise independent within the meaning of the applicable securities laws. The Chairman is appointed by the Board after consideration of the recommendation of the Compensation, Governance and Nominating Committee. This person chairs regular meetings of the Board and assumes other responsibilities which the directors as a whole designate from time to time. See also "Position Descriptions" below.

The Board held a total of 7 meetings during 2006 at which Mr. Oliver Lennox-King attended 7, Mr. Mark O'Dea attended 7, Mr. Eric Cunningham attended 7, Mr. Angus Bruneau attended 2 and Mr. Mark Dobbin attended 1. Mr. Bruneau and Mr. Dobbin became members of the board in August and November 2006, respectively.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule A to this information circular.

Position Descriptions

The Board does not have written position descriptions for the Chairman. The prime responsibility of the Chairman is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Corporation. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chairman, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Corporation.

In fulfilling his responsibility, the Chairman will:

- oversee the Board's discharge of its duties assigned to it by law, in the constating documents of the Corporation and applicable corporate governance guidelines;
- take steps to foster the Board's understanding of its responsibilities and boundaries with management;
- oversee the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems;
- assist in reviewing and monitoring the long-term business plan, strategies and policies of the Corporation and the achievement of their objectives;
- schedule meetings of the Board and work with committee chairs to co-ordinate the schedule of meetings for committees;
- organize and present agenda for Board meetings based on input from directors and management;
- oversee the distribution of information to the Board in a manageable form, sufficiently in advance of the meeting;
- preside over Board meetings and conduct the meetings in an efficient, effective and focused manner;
- help the Board fulfill the goals it sets by assigning specific tasks to members of the Board;
- attend committee meetings where appropriate;
- review and assess annually director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board;
- oversee the appropriate communication of management strategy, plans and performance to the Board;
- act as a liaison between the Board and management;
- communicate with the senior officers of the Corporation so that they are aware of concerns of the Board, shareholders and other stakeholders;
- chair meetings of the shareholders;
- together with the Chief Executive Officer, represent the Corporation to external groups, including shareholders, creditors, consumer groups, local communities and all levels of government; and
- carry out other duties as requested by the Board, as needs and circumstances arise.

The Corporation has not adopted any written descriptions for the positions of the chairs of the Board committees. Each committee chair has been charged with reviewing and maintaining the charter of the committee, establishing agenda's for committee meetings, organizing and chairing meetings and reporting the results of meetings to the Board.

The Board has developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code of ethics is available for viewing on the Corporations website at *www.aurora-energy.ca* . A hard copy can be requested by requesting a copy in writing from the Corporate Secretary of the Corporation. Each employee and director receives a copy of the code of ethics upon commencement of employment.

The Board does not formally monitor compliance with the code of ethics. Management is expected to report to the Compensation, Governance and Nominating Committee when breaches of the code of ethics are identified. On an annual basis, all employees are required to confirm in writing their compliance with the code of ethics. Complaints from suppliers or employees against the Corporation or another employee or director are also to be reported to the Compensation, Governance and Nominating Committee by management.

To the extent a director has a material interest in a transaction or agreement contemplated by the Corporation, that director will excuse himself from any and all discussion regarding the transaction and will not vote with respect to any resolution with respect to such agreement or transaction.

Nomination of Directors and Compensation

The Board has established a Compensation, Governance and Nominating Committee that is comprised entirely of independent directors, which committee is charged with identifying new candidates for Board nomination. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms. This Committee's responsibilities are also to:

- retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive officer compensation and shall have the sole authority to approve the consultant's fees and other retention terms. The committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors;

- annually review and approve corporate goals and objectives relevant to the Chief Executive Officer and senior executive officer compensation, evaluate the Chief Executive Officer's and each senior executive officer's performance in light of those goals and objectives, and to recommend to the Board for approval the Chief Executive Officer's and each senior executive officer's compensation level based on this evaluation. In determining such compensation, the committee will consider the Corporation's performance and relative shareholder return and the compensation of Chief Executive Officer's and senior executive officers at comparable companies;

- annually review the compensation systems that are in place for employees of the Corporation in order to ensure there is internal and external equity in the compensation of all employees, including incentive-compensation plans and equity-based plans;

- administer and make recommendations to the Board regarding the adoption, amendment or termination of the Corporation's incentive compensation plans and equity-based plans (including specific provisions) in which the Chief Executive Officer and senior executive officers may participate;

- review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the Chief Executive Officer and senior executive officers;

- establish levels of director compensation, including retainers, meetings fees, equity-based plans and other similar components of director compensation, based on reviews of director compensation of comparable companies;

- review executive compensation disclosure and director compensation disclosure in the management proxy circular and in any offering documents prior to their public release; and

- review and reassess the adequacy of the Compensation, Governance and Nominating Committee charter annually and recommend any proposed changes to the Corporate Governance and Nominating Committee for its approval.

For details of the Compensation, Governance and Nominating Committee and a discussion as to how it determines executive compensation, see "Report on Executive Compensation" and "Report of the Compensation, Governance and Nominating Committee" above.

Environment, Health and Safety Committee

The Board has also established a Environment, Health and Safety Committee, a majority of which is comprised of independent directors, whose responsibility is to:

- make recommendations to the Board, review on an ongoing basis, the Corporation's overall policies and guidelines with respect to environmental, health and safety matters regarding the Corporation's facilities and operations;

- generally, undertake with management all necessary procedures and policies to comply with regulations and guidelines applicable to the Corporation as enunciated by the applicable regulatory authorities. These include policies, guidelines, practices and procedures designed to manage risk and assure compliance with all workplace,

- environmental, health and safety laws applicable in the jurisdictions in which the Corporation has facilities and operations;

- review and monitor the policies, procedures and practices relating to the documentation and reporting of environmental, health and safety regulatory approvals, compliance, and incidents with respect to the Corporation's facilities and operations;

- review with management the methods of communicating environmental, health and safety policies, procedures and practices;

- monitor current, pending or threatened legal action by or against the Corporation, related to environment, health or safety;

- review and monitor the impact of proposed or enacted laws, regulations and international treaties related to environment, health or safety;

- develop, and review with management, strategies and practices applicable to the Corporation's assessment, management, and mitigation of environmental, health and safety risks (including insurance coverages and financial strategies);
- review, with management, the Corporation's loss prevention policies and emergency response and recovery programs;
- review reports of the Corporation's performance related to environment, health or safety;
- review and confirm with management that long range programs are in place to limit potential for future liability;
- review with management regulatory matters associated with environmental, health and safety;
- determine, with management, the qualifications of environmental, health or safety consultants;
- review and consult, as requested either by management or the committee, in respect of material contracts relating to environmental, health or safety matters; and
- review and consult, as requested either by management or the committee, in respect of the suitability of facilities proposed to be constructed or acquired or operations proposed to be conducted;

Assessments

The Board has not been subject to regular formal assessment to date. The Chairman assesses the performance of the Board and its individual members and committees on an informal basis regularly. Due to the size of the Board and Corporation, this process is considered adequate at the present time.

Audit Committee

Certain information concerning the audit committee of the Corporation including membership qualifications, audit fees paid and the text of the audit committee charter, are set forth in the Annual Information Form of the Corporation for the year ended December 31, 2006.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation, any proposed nominee for election as a director, or any associate of the foregoing, is or was indebted to the Corporation, at any time during its last completed financial year. Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. a corporation listed on the TSX Venture Exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a "Notice of Intention" to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the year ended December 31, 2006, no director or executive officer of the Corporation, proposed director of the Corporation, principal shareholder of the Corporation (or any director or officer thereof) or any associate or affiliate of the foregoing has had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation.

Particulars of matters to be acted upon

1. **Election of Directors**

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect five directors (the "**Nominees**"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Province and Country of Residence	Position with Corporation	Director since	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (4)
Oliver Lennox-King (2)(5) Ontario, Canada	Chairman	January 24, 2006	Director of Tiomin Resources Inc., Fronteer Development Group Inc. and Metallica Resources Inc., mineral exploration companies	50,000
Mark O'Dea(3) British Columbia, Canada	President, Chief Executive Officer and Director	June 13, 2005	President, Chief Executive Officer of the Corporation also President and Chief Executive Officer of Fronteer Development Group Inc., mineral exploration companies	Nil
Eric Cunningham (1)(2)(3) Ontario, Canada	Director	January 24, 2006	Mining industry consultant	45,300
Angus Bruneau(1)(3) Newfoundland, Canada	Director	August 25, 2006	Director of Petro Canada Inc., oil and gas company	20,000
Mark Dobbin(1)(2) Newfoundland, Canada	Director	November 23, 2006	President of Killick Capital Corp., private investment company. Chairman of CHC Helicopter Corp., helicopter services company	Nil

(1) Member of the Audit Committee.

(2) Member of the Compensation, Governance and Nominating Committee.

(3) Member of the Environment, Health and Safety Committee

(4) The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 9, 2007.

(5) Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. a corporation listed on the TSX Venture exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a "Notice of Intention" to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Mr. Oliver Lennox-King has over 29 years of experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. He is also a director of Tiomin Resources Inc., Fronteer and Metallica Resources Inc.

Dr. Mark O'Dea has 16 years experience in the mineral resource sector and holds a Ph.D. in structural geology. He has worked internationally as an explorationist for both senior and junior resource companies, and from 1997 to 1999, he was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, Dr. O'Dea founded Riftore Consulting Inc., providing structural geology services to the mining industry. He has been President and Chief Executive Officer of Fronteer since May 2001 and also the President and Chief Executive Officer of the Corporation since June 2005. He is also a director of Frontera Copper Corporation, a near term copper producer.

Mr. Eric Cunningham has been engaged as an independent mining consultant since 2001, and is a past director of Viceroy Exploration Ltd. Mr. Cunningham was the joint owner of the Golden Kopje Mine in Zimbabwe from 1997 to 2001 and managing director of Trillion Resources Inc. from 1992 to 1997. Mr. Cunningham was also Manager of Mining and Projects at Fluor Daniel Right, a mining engineering firm from 1987 to 1992 and held various positions with Sherritt Gordan Mines. Mr. Cunningham holds a B.Sc. in Geology from Rhodes University in South Africa.

Dr. Angus Bruneau is a P.Eng and holds a BSc., D.Eng, PhD. and the Order of Canada. Dr. Bruneau is a current director and member of the Audit Committee of Petro Canada Inc. and past Chairman of the board of directors of Fortis Inc. He has also served as a director of Inco Limited and SNC Lavalin Group Inc. He is an executive member of a number of not-for-profit organizations, including Sustainable Development Technology Canada and Canadian Institute for Child Health.

Mr. Mark Dobbin is the Chairman of CHC Helicopter Corporation ("CHC") and is the founder and President of Killick Capital, a Newfoundland based private equity company. From 1998 to 2003, Mr. Dobbin was the Chairman and Chief Executive Officer of Vector Aerospace Corporation. Prior to 1998, he was employed for 17 years at CHC where he held increasingly responsible positions culminating in serving as Senior Vice-President and a member of the board. Previous to that, Mr. Dobbin held various positions with Petroleum Helicopters of Lafayette, Louisiana and with Aerospatiale of Marignane, France. Mr. Dobbin has served as a Director of Stratos Global Corporation as well as a Director of Newfoundland and Labrador Hydro.

2. Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants ("**PWC**"), the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

Details of fees paid to PWC can be found in the Corporation's Annual Information Form for the fiscal year ended December 31, 2006. PWC was first appointed auditor of the Corporation on June 8, 2004.

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint PWC as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PWC as auditors of the Corporation for the year ending December 31, 2007, and to authorize the directors to fix their remuneration.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders of the Corporation may request a copy of the Corporation's consolidated financial statements and management discussion and analysis by writing to the Manager of Corporate Relations, Aurora Energy Resources Inc. 1650 – 1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9 or calling (604) 632-4677.

Financial information is provided in the Corporation's comparative consolidated financial statements and management discussion and analysis for its most recently completed financial year.

****

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 16th day of March, 2007.

"Mark O'Dea"

Mark O'Dea, President and Chief Executive Officer

SCHEDULE A

BOARD MANDATE

I. PURPOSE

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

II. COMPOSITION

The Board of Directors shall be constituted at all times of a majority of individuals who are independent directors in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange. An "independent director" means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising solely from holdings in the Corporation, (b) not currently, or has not been within the last five years, an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates; and (c) not a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation.

III. RESPONSIBILITIES AND DUTIES

The Board discharges its responsibility for overseeing the management of the Corporation's business by delegating to the Corporation's senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees, the Audit Committee, the Compensation, Governance and Nominating Committee and the Environment, Health and Safety Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives. Other principal duties include, but are not limited to, the following:

1. Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

2. Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

3. Reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

4. Review policies and procedures to identify business risks, and the systems and actions that are in place to monitor them.

5. Review policies and processes that the Corporation has in place for the internal control and management of information systems.

6. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

7. Approving the Corporation's code of business ethics, which includes a communications policy for the Corporation, and monitoring its application.

8. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

9. Arranging formal orientation programs for new directors, where appropriate.

10. Establish and maintain an appropriate system of corporate governance including practices to assist the Board to function effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present.

11. Review the comprehensive compensation strategy which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

12. Review the system of internal control to safeguard the Company's assets and the integrity of its financial and other reporting systems.

13. Review the system for corporate communications to all stakeholders, including processes for consistent, transparent, regular, and timely public disclosure.

14. Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business.

15. Review the process established that provides for management succession planning, including the appointing, training, and monitoring of senior management.

16. In addition to the above, adherence to all other Board responsibilities as set forth in the Company's By-laws and other statutory and regulatory requirements.

IV. MEETINGS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Corporation.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution.

Board meetings shall normally proceed as follows:

- Review and approval of the minutes of the preceding meeting;

- Business arising from the previous minutes;
- Reports of committees;
- President's report, financial and operational reports;
- Other business;
- Setting the date and time of the next meeting;
- In-Camera session, and
- Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of Aurora Energy Resources Inc. on the 24th day of March, 2005.

By order of the Board of Directors

AURORA ENERGY RESOURCES INC.

Signed /s/ Oliver Lennox King

Chairman

Proxy

ANNUAL GENERAL
MEETING OF SHAREHOLDERS OF
AURORA ENERGY RESOURCES INC.
TO BE HELD AT THE ROOMS, 9 BONAVENTURE AVENUE, ST. JOHN'S, NEWFOUNDLAND AND LABRADOR
ON MONDAY, APRIL 30, 2007, AT 4:30 PM

I/We being holder(s) of the Company hereby appoint:

Oliver Lennox-King, a Director of the Company, or failing this person, **Mark O'Dea**, a Director of the Company, or in the place of the foregoing,

(print the name) ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at five			N/A
4. To elect Oliver Lennox-King as Director,		N/A	
5. To elect Mark O'Dea as Director,		N/A	
6. To elect Mark Dobbin as Director,		N/A	
7. To elect Angus Bruneau as Director,		N/A	
8. To elect Eric Cunningham as Director,		N/A	

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Suite 1650
1055 West Hastings St.
Vancouver, BC
Canada V6E 2E9
T 604 632 0110
F 604 632 4678

aurora

aurora energy
resources inc.

VIA SEDAR

May 4, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations* ("NI 51-102")

Following the annual general meeting of shareholders of **Aurora Energy Resources Inc.** (the "Corporation") held on **April 30, 2007** (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Number of directors	• The number of directors was set at five (5).
2. Election of directors	• The nominees proposed by management in the management information circular were elected.
3. Re-appointment of PricewaterhouseCoopers LLP as the Corporation's auditors	• **PricewaterhouseCoopers LLP, Chartered Accountants** were re-appointed as the Corporation's auditors and the directors were authorized to determine their remuneration.

All votes were by a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

"Sean Tetzlaff"

Sean Tetzlaff C.A.
Chief Financial Officer
& Corporate Secretary

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

March 10, 2008

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**AURORA ENERGY RESOURCES INC.**
Meeting Type:	Annual General Meeting
ISIN:	CA05163P1062
Meeting Date:	June 10, 2008
Record Date for Notice:	May 1, 2008
Record Date for Voting:	May 1, 2008
Beneficial Ownership Determination Date:	May 1, 2008
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Janet Cleary"

Janet Cleary
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8606.pdf

ADDITION OF A RECIPIENT AGENCY

CASSELS BROCK
LAWYERS

RECEIVED
2008 APR 21 A 7:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 22, 2007

VIA SEDAR

New Brunswick Securities Commission

Dear Sirs:

Re: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdiction is hereby added as a recipient agency to SEDAR projects 1070788 and 1070813.

Yours truly,

Cassels Brock & Blackwell LLP
Per:

(signed)
Kim Dodson

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

May 22, 2007

VIA SEDAR

New Brunswick Securities Commission

Dear Sirs:

Re: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdiction is hereby added as a recipient agency to SEDAR projects 1101969, 1101967 and 1101966.

Yours truly,

Cassels Brock & Blackwell LLP
Per:

(signed)
Kim Dodson

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

RECEIVED
2008 APR 21 A 7:45
FFICE OF INTERNA[illegible]
CORPORATE FI[illegible]

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

RECEIVED

2008 APR 21 A 7:45

FFICE OF INTERNATI
CORPORATE FI...

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Legal*3067329.1

CASSELS BROCK
LAWYERS

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

RECEIVED

2008 APR 21 A 7:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Legal*3067329.1

CASSELS BROCK
LAWYERS

jcampbell@casselsbrock.com
Writer's Direct Line: (416) 860-6462
Direct Fax: (416) 642-7136
Our File No: 39278-2

October 31, 2007

FILED BY SEDAR

Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdictions are hereby added as recipient agencies to the following SEDAR project numbers:

1. 01070813
2. 01070788
3. 01070791
4. 01141860
5. 01141866
6. 01052644
7. 01087119
8. 01069766

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Legal*3067329.1

CASSELS BROCK
LAWYERS

RECEIVED

2008 APR 21 A 7:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 1, 2007

FILED BY SEDAR

New Brunswick Securities Commission

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdiction is hereby added as a recipient agency to the following SEDAR project numbers:

1. 01052644
2. 01069766
3. 01087119

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

CASSELS BROCK
LAWYERS

November 1, 2007

FILED BY SEDAR

New Brunswick Securities Commission

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdiction is hereby added as a recipient agency to the following SEDAR project numbers:

1. 01052644
2. 01069766
3. 01087119

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

CASSELS BROCK
LAWYERS

November 1, 2007

FILED BY SEDAR

New Brunswick Securities Commission

Dear Sirs/Mesdames:

RE: Aurora Energy Resources Inc.

By the filing of this letter, the above jurisdiction is hereby added as a recipient agency to the following SEDAR project numbers:

1. 01052644
2. 01069766
3. 01087119

Yours truly,
CASSELS BROCK & BLACKWELL LLP

(signed)
Jennifer Campbell

NEWS RELEASES

auroranews

energy to change the world

AXU – Toronto Stock Exchange

News Release 07-01 **January 10, 2007**

AURORA INTERSECTS 2.19% U_3O_8 OVER 3.62 METRES AT INDA DEPOSIT, COASTAL LABRADOR

Aurora Energy Resources Inc. ("Aurora") (AXU-Toronto Stock Exchange) announced today that the phase one drill holes at its historic "Inda", "Nash" and "Gear" deposits have intersected extremely positive, high grade uranium mineralization over encouraging widths. These holes confirm the potential of this part of Aurora's project area to host additional near surface uranium deposits, that may be even higher in grade than the Michelin or Jacques Lake deposits.

One hole (**I-06-01**) completed at the historic **Inda Deposit,** intersected three separate parallel zones of mineralization as follows:

- **2.19% U_3O_8 over 3.6 metres** including **6.77% U_3O_8 over 1 metre.**
- **0.39% U_3O_8 over 2.9 metres.**
- **0.12% U_3O_8 over 5.0 metres.**

Two holes were drilled at the historic **Nash Deposit** with results as follows:

- **0.21% U_3O_8 over 4.0 metres** in N-06-01.
- **0.25% U_3O_8 over 3.4 metres** in N-06-02.

Two holes were drilled at the historic **Gear Deposit** with results as follows:

- **0.33% U_3O_8 over 2.0 metres** in G-06-01A.
- **0.17% U_3O_8 over 1.9 metres** in G-06-03.

"Results from Inda are the highest grade intercepts ever encountered by Aurora," says Dr. Mark O'Dea, President & CEO. "These results will drive further discovery in this new target area. Once again, these results provide evidence of an emerging uranium district in which Aurora is the leader."

THE INDA LAKE TREND

The historic Inda, Nash and Gear deposits are located along a 15 kilometre corridor called the Inda Lake Trend. This trend is characterized by highly prospective host rocks and the presence of carbonaceous sediments. Carbonaceous rocks are an important element in uranium mineralization because of their chemical properties, and, as such, they tend to host higher grade deposits. Essentially, all of the uranium deposits in the Athabasca Basin tend to be spatially associated with carbonaceous host rocks and can achieve grades as high as **25% U_3O_8**.

In addition, Inda, Nash and Gear are each associated with a discrete (0.35 to 0.70 kilometre wide) elongated radiometric anomaly, related to mineralization that is exposed at surface. Aurora plans to further drill test these anomalies, as well as other untested targets along the Inda Lake Trend in 2007.

Drilling Results from the Inda Lake Trend

Hole ID	*From*	*To*	*% U_3O_8*	*Interval*
I-06-01	117.00	122.00	0.118	5.00
and	138.52	143.00	0.142	4.48
and	146.88	150.50	2.185	3.62
including	147.87	148.95	6.77	1.08
and	163.50	166.40	0.390	2.90
Hole ID	*From*	*To*	*% U_3O_8*	*Interval*
N-06-01	28.00	32.00	0.205	4.00
N-06-02	23.38	26.79	0.246	3.41
Hole ID	*From*	*To*	*% U_3O_8*	*Interval*
G-06-01A	217.32	220.98	0.102	3.66
and	222.81	225.00	0.128	2.19
and	229.00	231.00	0.332	2.00
G-06-02	NSV			
G-06-03	73.00	74.86	0.167	1.86
and	81.50	83.50	0.110	2.00
and	87.50	89.50	0.098	2.00

True widths are interpreted to be 70-80% of intersected widths.

For an updated plan map of the Inda, Nash, and Gear drilling, please use the following link:

http://www.aurora-energy.ca/files/AN07_01Inda.jpg

ABOUT AURORA

Aurora stands out amongst the world's uranium exploration and development companies as having one of the best combinations of resource size, extractability, exploration potential, management skills, as well as low technical, environmental and country risk. Aurora continues to explore, discover and define Labrador's Central Mineral Belt as Canada's next long term uranium district. For further information on Aurora please contact:

Camon Mak, Investor Relations

Jessica Delaney, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Ian Cunningham-Dunlop, P. Eng, Vice President - Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario.

Some diamond drill holes are confirmatory holes of historic drilling, with equivalents as follows: I-06-01=N-69-65; N-06-01=N-69-20; N-06-02=N69-19; G-06-01A=G-70-146; G-06-03=G-68—143.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates potential for expansion and potential size of future exploration programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

News Release 07-02 **January 11, 2007**

AURORA WRAPS UP 2006 MICHELIN DRILLING WITH MORE POSITIVE RESULTS

Aurora Energy Resources Inc. ("Aurora") (AXU – Toronto Stock Exchange) is pleased to announce that the final five holes of the 2006 Michelin drill program have further expanded the wide, high grade centre of the Michelin uranium deposit ("Michelin"). Results demonstrate that the main Michelin shoot remains thick and high grade at depth, and is open for further expansion during the upcoming 2007 drill program. Over the past year, Michelin has rapidly evolved into the anchor asset for both Aurora and the entire Central Mineral Belt.

Drill hole **M-06-44,** which intersected Michelin at 668 metres depth, returned two parallel zones of mineralization as follows:

- **0.20% U_3O_8 over 21.83 metres** including **1.83% U_3O_8 over 1.00 metre**
- **0.13% U_3O_8 over 16.00 metres**

"The 2006 drilling has extended the Michelin deposit by more than 400 metres," says, Dr. Mark O'Dea, President and CEO of Aurora. "We are very pleased with these results and look forward to further deposit expansion in 2007."

Highlights from four other new drill holes include the following intervals:

- **0.23% U_3O_8 over 17.8 metres in M-06-43, including 1.52% U_3O_8 over 1.17 metres**
- **0.11% U_3O_8 over 39.0 metres in M-06-42**
- **0.20% U_3O_8 over 9.6 metres in M-06-41**
- **0.31% U_3O_8 over 4.6 metres in M-06-38A**

For a current long section of Michelin please visit http://www.aurora-energy.ca/files/Michelin07-02.jpg

DRILL HOLE RESULTS

Hole ID	*From (m)*	*To (m)*	*%U_3O_8*	*Interval (m)*
M-06-41	635.78	645.42	0.20	9.64
M-06-42	689.00	728.00	0.11	39.00
including	689.00	701.00	0.17	12.00
and incl.	714.00	728.00	0.14	14.00
M-06-43	700.43	718.18	0.23	17.75
incl	707.70	708.87	1.52	1.17
M-06-44	713.75	735.58	0.20	21.83
incl	717.25	718.25	1.83	1.00
and	745.71	761.71	0.13	16.00
M-06-38A	604.26	608.86	0.31	4.60

Reported widths are approximately 85% to 90% of true widths. The company will be updating its NI 43-101 compliant resource for the Michelin and Jacques Lake deposits in the upcoming weeks.

ABOUT AURORA

Aurora stands out amongst the world's uranium exploration and development companies as having one of the best combinations of resource size, extractability, exploration potential, management skills, as well as low technical, environmental and country risk. Aurora continues to explore, discover and define Labrador's Central Mineral Belt as Canada's next long term uranium district.

For further information on Aurora please contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates potential for expansion, technical and environmental complexities involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, future technical and country risks and mineability and extractability of the deposits, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

---

aurora news
energy to change the world

News Release 07-03

January 16, 2007

AURORA WRAPS UP 2006 JACQUES LAKE DRILL PROGRAM WITH 0.16% U_3O_8 OVER 17.13 METRES

Aurora Energy Resources Inc. ("Aurora") (AXU – Toronto Stock Exchange) announced today that the final seven holes of the 2006 Jacques Lake drill program have further expanded the Jacques Lake deposit ("Jacques Lake"). New results indicate that Jacques Lake continues to return excellent grades over encouraging widths and remains open for further expansion. Over the past year, Jacques Lake has been established as a key asset for Aurora and an important complement to the nearby Michelin deposit.

Drill hole **JL-06-50,** returned a zone of mineralization as follows:

- **0.16% U_3O_8 over 17.13 metres**

Drill hole **JL-06-49,** returned four parallel zones of mineralization as follows:

- **0.18% U_3O_8 over 10.00 metres**
- **0.21% U_3O_8 over 4.92 metres**
- **0.11% U_3O_8 over 6.00 metres**
- **0.21% U_3O_8 over 1.00 metres**

"The 2006 drilling has taken Jacques Lake from a conceptual target to a developing resource," says Dr. Mark O'Dea, President and CEO of Aurora. "We are very pleased with these results and look forward to further expansion of the deposit in 2007, where Aurora has approximately 22,000 metres of drilling planned."

Highlights from two other drill holes include the following intervals:

- **0.12% U_3O_8 over 1.15 metres** in JL-06-47
- **0.22% U_3O_8 over 3.00 metres and 0.16% U_3O_8 over 2.07 metres** in JL-06-48

Three additional holes were tested outside of the emerging resource area and no significant mineralization was discovered.

An initial resource estimate for Jacques Lake is underway and is expected in the coming weeks.

ASSAY RESULTS

Hole ID	From	To	% U_3O_8	Interval
JL-06-44	NSV			
JL-06-46	NSV			
JL-06-47	275.00	276.15	0.12	1.15
JL-06-48	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL-06-49	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL-06-50	239.05	256.18	0.16	17.13
JL-06-51	NSV			

Reported widths are approximately 85% to 90% of true widths. For a current long section of Jacques Lake please visit http://www.aurora-energy.ca/files/JacquesLake07-03.jpg

ABOUT AURORA

Aurora stands out amongst the world's uranium exploration and development companies as having one of the best combinations of resource size, extractability, exploration potential, management skills, as well as low technical, environmental and country risk. Aurora continues to explore, discover and define Labrador's Central Mineral Belt as Canada's next long term uranium district.

For further information on Aurora please contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of future exploration, estimated future resources and resource conversion rates, potential for expansion and, technical and environmental complexities involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, future technical and country risks and mineability and extractability of the deposits, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

RECEIVED
2008 APR 21 A 7:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AXU - Toronto Stock Exchange

February 13, 2007

AURORA DELIVERS RESOURCE ESTIMATES FOR THE MICHELIN AND JACQUES LAKE URANIUM DEPOSITS, COASTAL LABRADOR

Aurora Energy Resources Inc. ("the Company" AXU on the TSX) is pleased to announce the results of independent ("NI 43-101") resource estimates for its 100% owned Michelin ("Michelin") and Jacques Lake ("Jacques Lake") uranium deposits in coastal Labrador. The two new estimates collectively yield:

1. **A Measured and Indicated resource of 58 million pounds of U_3O_8 ("uranium"), and**
2. **An additional Inferred resource of 38 million pounds of uranium (see table below for grade-tonnage details).**

Aurora's uranium resource base has increased 170% in just over 12 months, attesting to the strategic importance of this new and growing Uranium district. Both Michelin and Jacques Lake are still in their infancy in terms of their potential size, and both remain open for expansion during the 2007 drill program.

"This is a significant and exciting achievement for the Company," says Dr. Mark O'Dea, President and CEO of Aurora. "Aurora's substantial resource size has the potential to provide significant levels of uranium supply to meet growing global demand. What's more, it will bring long-term benefits and opportunities to local communities and the province of Newfoundland and Labrador."

MICHELIN DEPOSIT

Michelin has a strike length of over 1,000 metres and has been drill tested to a vertical depth of approximately 750 metres. The deposit, which remains open for expansion in all directions, has been separated into two preliminary resource domains (open pit and underground), using approximate depths obtained from an on-going scoping study. These two domains are as follows:

1. An in-pit resource domain, which extends from surface to a depth of 185 vertical metres, 97% of which falls within the Measured and Indicated resource category.
2. An underground resource domain that extends an additional 400 metres below the base of the pit.

Michelin has a new Measured and Indicated resource of 52.5 million pounds of uranium, with an additional Inferred resource of 33.1 million pounds of uranium. This is an increase of more than 140% from the previously announced resource in January 2006.

JACQUES LAKE DEPOSIT

During 2006, Aurora advanced Jacques Lake from a target to a deposit, which like Michelin, remains open for expansion in all directions. Jacques Lake has also been divided into preliminary open pit and underground resource domains. These two domains are as follows:

1. An in-pit resource domain that extends from surface to a depth of 105 metres.
2. An underground resource domain that extends an additional 275 metres below the pit.

Jacques Lake has an initial Indicated resource of 5.4 million pounds of uranium, and an Inferred resource of 5.0 million pounds of uranium.

RESOURCE ESTIMATE DETAILS

A detailed breakdown of the resource estimate for both deposits is shown in the following table:

Deposit	Measured			Indicated			Inferred		
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**	-	-	-	14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*	-	-	-	1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**	-	-	-	1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	**3,410,000**	**0.07**	**5,340,000**	**25,060,000**	**0.10**	**52,540,000**	**17,880,000**	**0.10**	**38,030,000**

** Open pit resource reported at 0.03% U_3O_8 cut-off*

*** Underground resource reported at a 0.05% U_3O_8 cut-off*

The Michelin database is made up of a combination of historic diamond drill holes both from surface (221 holes) and underground (50 holes). In 2005, 9 diamond drill holes were completed and the following year, in 2006, 35 holes were drilled. In addition, there are 597 historic underground samples. Assays for U_3O_8 were capped at 3.9 % U_3O_8. A geologic model was created that outlined a Main Zone and two smaller hanging wall zones. Composites 2.5 metres in length that honoured these mineralized domains were used to interpolate grades into blocks by ordinary kriging. An average bulk density of 2.71 was used to convert volumes to tonnes. The resource was classified into Measured, Indicated and Inferred using semi-variogram ranges applied to search ellipses.

Jacques Lake represents a new discovery in the Labrador Central Mineral Belt. It was first drilled in 2005, with 7 diamond drill holes, followed by a further 44 holes in 2006. Assays for U_3O_8 were capped at 0.45 %. A geologic model outlined a Main Zone and smaller Hanging wall and Foot Wall zones of mineralization. Composites 2.5 metres in length were formed to honour these geologic domains. Ordinary kriging was used to interpolate grade into blocks 10 x 5 x 10 metres in dimension. The resource was classified as Indicated or Inferred based on semi-variogram ranges applied to search ellipses.

2007 EXPLORATION AND DEVELOPMENT PROGRAMS

For 2007, Aurora has planned a comprehensive program, which will include 80,000 to 100,000 metres of drilling, with a budget of approximately C$20 million. Aurora is planning to complete 25% of its drilling at Michelin, 25% at Jacques Lake and the remaining 50% on additional targets within the district.

In addition to drilling, Aurora has allocated C$5 million for baseline environmental studies and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Engineering studies, infrastructure and economic studies will continue under the direction of SNC-Lavalin, as the lead engineering firm for the development of the Michelin and Jacques Lake deposits. SNC-Lavalin was the lead engineering firm at the Voisey's Bay nickel and copper mine in northern Labrador. Environmental baseline studies have been on-going for the past two years and will continue in 2007.

Aurora has applied for drill permits to both the Nunatsiavut government and the province of Newfoundland and Labrador. Subject to permit approval and weather, Aurora anticipates beginning its drill program at Melody Lake and Jacques Lake by mid-March. In addition, Aurora will be conducting a Titan Induced Polarization (Titan IP) survey at Michelin to further delineate the deposit. Winter drilling permits for Michelin, which is located on Labrador Inuit Land, are expected once the Standards for Mineral Exploration and Quarrying for Labrador Inuit Lands have been finalized. To the best of its knowledge, the earliest Aurora anticipates the Nunatsiavut and provincial governments to finalize these standards is March 31, 2007.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador. It is the 100% owner of one of Canada's largest undeveloped uranium district. Aurora is committed

offices in Postville and Goose Bay, Labrador, St. John's, Newfoundland, Toronto and Vancouver.

For further information on Aurora please contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days of this release.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences along with the historic estimates for the neighboring Kitts Deposit within the Exempt Mineral Land are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument NI 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of Uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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AXU – Toronto Stock Exchange

News Release 07-08 **March 27, 2007**

AURORA REPORTS 2006 ANNUAL RESULTS AND NEW CORPORATE APPOINTMENT

Aurora Energy Resources Inc. (the "Company") (AXU – TSX) reports its financial and operating results for the year ending December 31, 2006. Details of the Company's financial results are described in the audited financial statements and Management's Discussion and Analysis for the year ended December 31, 2006. Further details on each of the Company's projects and activities can be found on the Company's website http://www.aurora-energy.ca and on SEDAR at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Overview

The Company is a uranium exploration and development company focused on the Central Mineral Belt ("CMB') of coastal Labrador, Canada. The Company was incorporated on June 8, 2005, to hold the uranium exploration assets of Fronteer Development Group Inc. ("Fronteer") (FRG – TSX/AMEX) and Altius Resources Inc. The company completed its initial public offering on March 22, 2006, raising gross proceeds of $28.8 million.

Aurora's properties consist of a total of 223,074 acres in 32 licenses or groups of mineral claims. On November 7, 2006, the Company completed its 2006 drill program which had commenced on May 9, 2006. A total of 120 diamond drill holes totaling 46,077.74 metres were completed utilizing 6 helicopter supported drill rigs over the course of the program. This work significantly expanded the size of the Michelin and Jacques Lake deposits, and tested a number of new and historic uranium targets on the property. During the first quarter of 2007, the Company released an updated NI 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits.

For 2007, a $21.2 million drill program, with a minimum 75,000 metres of diamond drilling, has been planned to advance the development of deposits and exploration targets. The main focus of the 2007 work program will be to continue to expand and convert inferred resources to indicated resources at the Michelin deposit, expand the size of the Jacques Lake deposit and to test a number of other targets on the property. The Company has also budgeted $5.0 million towards ongoing environmental baseline and engineering studies, working towards the completion of a bankable feasibility study, anticipated to be completed in late 2008.

Operations
Selected Financial Data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis ("MD&A") of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 and the audited consolidated financial statements and related notes for the same period.

	Year ended December 31, 2006	Period ended December 31, 2005
Loss for year	$12,571,640	$18,607
Basic and diluted earnings (loss) per share	$0.23	-
Cash invested in mineral properties	$14,534,070	$4,633,852
Cash generated by financing activities	$68,515,868	$5,077,325
Cash and cash equivalents	$53,137,862	$372,652
Working capital	$52,386,417	$319,146
Total assets	$76,419,309	$6,467,699
Shareholders' equity	$74,570,752	$6,296,682

(1) the Company was incorporated on June 8, 2005, therefore the period ending December 31, 2005 reflects only a stub period of 7 months of operations.

The Company's net loss for the year ended December 31, 2006, was $12,571,640 or a loss per share of $0.23 compared to a net loss of $18,607 and loss per share of nil for the period ended December 31, 2005. The increase in the Company's net loss is reflective of operations as a public company for 2006, whereas in 2005, the company was an exploration subsidiary of Fronteer and therefore substantially all of its expenses related to exploration and were deferred to the balance sheet.

The net loss for the year ended December 31, 2006, consists primarily of stock-based compensation expense ($11.5 million), wages and benefits ($0.95 million) and investor relations, promotion and advertising expense ($0.8 million), offset by interest income of $1.0 million.

Exploration Projects

The Company incurred expenditures of $14.5 million for the year ended December 31, 2006, on the development and exploration of its CMB uranium assets (net of stock-based compensation of $1.15 million, amortization of $0.05 million and future income taxes of $0.65 million) as compared to a budget of $14.5 million.

Liquidity

At December 31, 2006, the Company had cash on its balance sheet of $53.1 million and working capital of $52.4 million as compared to cash of $0.4 million and working capital of $0.3 million at December 31, 2005. The change in cash and working capital of $52.7 million and $52.1 million respectively is primarily related to the receipt of the net IPO proceeds and exercise of over-allotment option in March 2006 of $28.75 million, proceeds from the exercise of stock options and warrants throughout 2006 of $3.9 million, and the bought-deal and concurrent private placement in October 2006, of $40 million, offset by deferred development and exploration expenditures of $14.5 million and cash operating costs of $1.4 million.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and stock options to fund its exploration, development and administrative costs.

New Corporate Appointment

Mr. Chris Lee (P.Geo.) has joined the Company as Chief Geoscientist. This new appointment fills a crucial role in Aurora as the Company moves its advanced uranium projects through feasibility and into the development phase.

Previously a Principal Consultant with SRK Consulting (Canada) Inc., Chris specializes in project evaluations, structural analysis, grade control and resource estimation, and has applied these skills across a broad spectrum of deposit types around the world. During his recent seven year tenure with SRK, Chris worked on more than 60 mining projects, from grassroots exploration to full feasibility and producing operations. Chris will assume the position previously held by Dr. Rick Valenta.

"Rick has been with Aurora since the early days and has played an important role in building the company that stands before us today. We wish him all the best in future endeavours," says Dr. Mark O'Dea, Aurora President and CEO. Rick will be returning to Australia at the end of March.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador. It owns 100% of one of Canada's largest undeveloped uranium deposits. Aurora is committed to generating superior shareholder value and responsible development, with lasting local benefits. Aurora has offices in Postville and Goose Bay, Labrador, St. John's, Newfoundland, Toronto and Vancouver. For further information on Aurora please contact:

The Company will be hosting its annual general meeting on April 30 at The Rooms in St. John's, Newfoundland.

Camon Mak, Investor Relations

Jessica Delaney, Corporate Communications

(PH) 604-632-0110 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to the timing and level of exploration activities, including drilling activities, the timing of completion of a pre-feasibility study and anticipated results of the 2007 work program; involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form on file with the Canadian Securities Commissions. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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AXU – Toronto Stock Exchange

News Release 07-09 **April 3, 2007**

AURORA EXPANDS METALLURGICAL DATABASE OF ITS MICHELIN URANIUM DEPOSIT IN COASTAL LABRADOR

Aurora Energy Resources Inc. ("Aurora") (AXU – TSX) is pleased to announce very encouraging metallurgical results on samples from its Michelin uranium deposit ("Michelin") in coastal Labrador. These metallurgical results provide Aurora's development team with an in-depth understanding of how the ore will behave under various processing conditions and are a vital component in the design and optimization of processing facilities.

Aurora's results indicate that all levels of the deposit, from surface to 750 metres depth, yield 88% U_3O_8 extraction using relatively simple, conventional metallurgical methods. In addition, the results confirm the absence of deleterious metals, low levels of sulphides and high levels of carbonate meaning that acid rock drainage (ARD) is not a concern. Tests further indicate that mineralized material at Michelin is not highly abrasive and will require only modest grinding energy.

"This is an important step forward towards the development of Michelin" says Mr. John R. Goode, Aurora's Consulting Metallurgist. "The metallurgy of the deeper part of the deposit is similar to that of the near-surface zone investigated in the 1970s. This means that earlier test data are very relevant to the expanded, deeper Michelin deposit giving Aurora a very comprehensive understanding of this resource."

Since May 2006, SGS Lakefield Research Limited ("SGS") has tested twelve composite Michelin samples prepared from drill core generated during the 2005 and 2006 exploration programs. The program design and direction was led by Mr. Goode, P.Eng.

Metallurgical tests are also being conducted on the Jacques Lake deposit and results will be released upon completion.

DETAILED TECHNICAL ANALYSIS

SGS has performed fourteen Bond work index tests on representative mineralized samples of the Michelin deposit. Results show low rod and ball mill work indices indicating the materials are amenable to a relatively simple standard grinding circuit. There are minimal differences between the work indices of near-surface (0 to 250 metres), intermediate (250 to 500 metres) and deep (500 to 750 metres) mineralized material. The Bond ball mill work index values obtained in the current program of work are 10 kilowatt hours per tonne or less and are similar to the many work index values obtained when the deposit was investigated in the 1970s. Recent abrasion index measurements indicate values of about 0.1 grams, meaning that grinding media consumption would be low.

Forty acid leach tests have been performed by Aurora, to determine U_3O_8 extraction, acid consumption and optimum conditions for the acid leach circuit. Michelin samples yield approximately 88% uranium recovery under mild leaching conditions and typically require an acid addition of about 30 kilograms per tonne. These results are similar to values obtained when the deposit was investigated in the 1970s. Leach tests on Michelin samples show very little variation in uranium recovery or acid consumption with sample depth.

Analyses and acid-base accounting work on Michelin mineralized and barren material show that sulphide levels are low and excess carbonate is present and is available. Leachate and other tests are continuing but current indications are that Michelin rock is non-acid generating.

SGS is continuing with grinding, leaching, liquid-solid-separation, solvent extraction, ion exchange, neutralization and effluent treatment tests on Michelin deposit samples.

GLOSSARY

Acid rock drainage: Acid rock drainage occurs naturally within some environments as part of the rock weathering process but can be accelerated by large-scale earth disturbances characteristic of mining and other large construction activities, usually within rocks containing an abundance of sulfide minerals.

Bond rod and ball mill work index tests: These are standard tests for determining the resistance of material to grinding and are used to determine the grinding power required for a given throughput of material.

Abrasion Index: This test quantifies the abrasivity of rock and can be used to calculate grinding media and liner wear rates.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador. It is the 100% owner of one of Canada's largest undeveloped uranium deposits. Aurora is committed to generating superior shareholder value and responsible development, with lasting local benefits. Aurora has offices in Postville and Goose Bay, Labrador, St. John's, Newfoundland, Toronto and Vancouver.

For further information on Aurora please contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677
www.aurora-energy.ca

Mr. John R. Goode is the designated Qualified Person with the ability and authority to verify the authenticity of and validity of the data. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the consistency of recoveries with deposit depth, use of conventional metallurgical methods, non-acid generating nature of the deposit, absence of deleterious metals in the deposit, simplicity of the required grinding circuit and, estimates of future recovery percentages, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of future metallurgical tests, and ongoing grinding, leaching, liquid-solid-separation, solvent extraction, ion exchange neutralization and effluent treatment tests, as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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energy to change the world

AXU – Toronto Stock Exchange

News Release 07-10 **April 16, 2007**

AURORA HIRES JOHN ROBERTS AS VICE PRESIDENT, ENVIRONMENT

Aurora Energy Resources Inc. ("Aurora") (AXU – TSX) is pleased to announce that Mr. John Roberts, M.Eng, P.Eng, is joining Aurora as Vice President, Environment. In his role, John will lead Aurora's environmental programs and initiatives as well as oversee the regulatory process as Aurora advances its Michelin and Jacques Lake deposits. John, who is from Newfoundland and Labrador, and a graduate of Memorial University, is well known for his contribution to environmental management, sustainable development, public outreach and climate change policies for the resource sector.

"We are delighted that John has agreed to join the Aurora team," says Oliver Lennox-King, Aurora Chairman. "As our projects evolve and grow, John's experience in environmental best practices and regulatory matters will be invaluable."

As Vice President, Environment, John will be responsible for all environmental aspects of the Company's projects including the environmental assessment ("EA") process, and management of the permitting process, including communications with Nunatsiavut, federal and provincial regulatory agencies.

"Responsible environmental management is a key priority for Aurora," says Dr. Mark O'Dea, Aurora's President and CEO. "John's leadership will ensure that Aurora's activities are carried out with due attention to the well-being of local communities and in accordance with the principles of sustainable development and all applicable laws and regulations."

From 2004 to the present, John has been the Director of Environment and Energy at the Conference Board of Canada, where he was responsible for directing research into public policy as it related to regulatory impact analysis, adaptation to climate change, water governance and infrastructure and an energy framework for Canada.

Following five years in Noranda Inc., where he was responsible for environmental policy related to mining and manufacturing assets, John joined Noranda Forest in 1993 as Vice President, Environment. At Noranda Forest, he undertook corporate policy initiatives, and development of environmental, health and safety management systems that resulted in Nexfor, a successor company to Noranda Forest. Nexfor is considered one of the most environmentally responsible forest companies in Canada.

John has also served on association committees and task forces dealing with climate change, environmental management and public outreach. Internationally he has been an active participant in the World Business Council for Sustainable Development forest issues caucus, and in the International Forestry Round Table. John has also served as Senior Advisor for Canadian Affairs for the International Emissions Trading Association.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador. It is the 100% owner of one of Canada's largest undeveloped uranium deposits. Aurora is committed to generating superior shareholder value and responsible development, with lasting local benefits. Aurora has offices in Postville and Happy Valley-Goose Bay, Labrador, St. John's, Newfoundland, Toronto and Vancouver.

For further information on Aurora please contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations

(PH) 604-632-0110 or Toll Free 1-877-632-4677
www.aurora-energy.ca

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energy to change the world
2008 APR 21 A 7: AXU – Toronto Stock Exchange
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release 07-11 **May 14, 2007**

AURORA REPORTS 2007 FIRST QUARTER RESULTS

Aurora Energy Resources Inc. (the "Company") (TSX:AXU) reports its financial and operating results for the three months ending March 31, 2007. Details of the Company's financial results are described in the unaudited financial statements and Management's Discussion and Analysis ("MDA") for the three months ended March 31, 2007. Further details on each of the Company's projects and activities can be found on the Company's website http://www.aurora-energy.ca and on Sedar at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Overview

The Company is a uranium exploration and development company focused on the Central Mineral Belt ("CMB") of coastal Labrador, Canada.

For fiscal 2007, the Company has planned a comprehensive exploration program, which includes at least 75,000 metres of drilling with an estimated budget expenditure of approximately $21,250,000. In addition, the Company has allocated $5,000,000 for baseline environmental and engineering studies as part of its pre-feasibility study, which is expected to be completed by the end of 2007.

Exploration Projects

For the three months ending March 31, 2007, the Company incurred expenditures of $2,134,568, on the development and exploration of its CMB uranium assets (net of stock-based compensation of $676,664, amortization of $28,915 and future income taxes of $322,501) as compared to a budget of $2,913,490. Weather delays and a delay in receiving the Michelin drill permit, resulted in fewer expenditures than anticipated.

During the quarter, the Company carried out ongoing targeting and compilation work in preparation for the 2007 field season. The Michelin camp occupation permit was received and the exploration camp was re-opened in mid-March. Line-cutting commenced at Michelin in the last week of the March in preparation for a 30 km ground based Titan I.P survey and ongoing diamond drilling. The Melody Lake and Jacques Lake drill permits were received from the Government of Newfoundland and Labrador and both programs commenced in early April. The drill permit for Michelin is still pending but is anticipated for the second quarter.

The Standards for Quarrying and Mineral Exploration for Labrador Inuit Lands ("LIL") have been negotiated by the Provincial and Nunatsiavut governments and have been passed by the Nunatsiavut House of Assembly. These now form the framework for all exploration activities and bring clarity to how exploration is to be conducted on LIL.

Work continued on the preliminary assessment studies and the Company is currently reviewing bids for the pre-feasibility work, expected to be completed in the fourth quarter.

Operations
Selected Financial Data

This summary of selected unaudited and audited financial data should be read in conjunction with the MDA and the unaudited and audited financial statements of the Company and related notes related thereto, for the periods indicated.

	Three Months ended March 31,	
	2007	2006
Loss for the period	$2,966,503	$3,204,172
Basic and diluted loss per share	$0.05	$0.06
Cash invested in mineral properties	$2,106,370	$164,904
Cash generated by financing activities	$1,583,156	$22,805,617

	As at	
	March 31, 2007	December 31, 2006
Cash and cash equivalents	$51,508,339	$53,137,862
Working capital	$50,860,871	$52,386,417
Total assets	$78,365,916	$76,419,309
Shareholders' equity	$72,349,790	$74,570,752

The Company's net loss for the three months ended March 31, 2007, was $2,966,503 or a loss per share of $0.05 compared to a net loss of $3,204,172 or a loss per share of $0.06 for the three months ended March 31, 2006. The Company's net loss at March 31, 2006 consisted primarily of stock based compensation expense, net of a future income tax recovery. The results for the quarter ended March 31, 2007, reflect a full quarter of operating results and consist primarily of stock based compensation expense, wages and benefits, investor relations and promotion expenses, office and listing and filing fees. The Company completed its initial public offering in March 2006.

Liquidity

At March 31, 2007, the Company had cash on its balance sheet of $51,508,339 and working capital of $50,860,871 as compared to cash of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $1,629,523 and $1,525,546 respectively is due to cash used in operations of $807,191 for the three months ended March 31, 2007 and deferred development and exploration expenditures of $2,106,370, offset by the receipt of $1,616,406 from the exercise of stock options and warrants during the period.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and stock options to fund its exploration, development and administrative costs. It is anticipated that the Company will need to raise additional funds later in the year in preparation for feasibility work, to be completed in 2008.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador. It owns 100% of one of Canada's largest undeveloped uranium deposits. Aurora is committed to generating superior shareholder value and responsible development, with lasting local benefits. Aurora has offices in Postville and Goose Bay, Labrador, St. John's, Newfoundland, Toronto and Vancouver.

For further information on Aurora visit www.aurora-energy.ca or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Camon Mak, Investor Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@aurora-energy.ca

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to the timing and level of exploration activities, including drilling activities, the timing of completion of a pre-feasibility and feasibility studies and anticipated results of the 2007 work program; involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form on file with the Canadian Securities Commissions. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

---

aurora news

energy to change the world

AXU – Toronto Stock Exchange

News Release 07-12 **June 5, 2007**

AURORA COMMENCES COMPREHENSIVE C$26 MILLION URANIUM EXPLORATION AND DEVELOPMENT PROGRAM IN COASTAL LABRADOR

Aurora Energy Resources Inc. (AXU – TSX) ("Aurora" or "Company") is pleased to announce the start of its comprehensive 2007 uranium exploration and development program. The drilling component of this program has commenced and is anticipated to continue until the end of November. It will be one of the largest single-project uranium exploration campaigns in the world, with a budget of C$21 million, with up to nine drill rigs completing 75,000 to 100,000 metres of drilling. Aurora has received all necessary drill permits for work to be carried out at Michelin, Jacques Lake and Melody Lake, and recently submitted permit applications for work on the Aurora Corridor and Inda Lake Trend.

Aurora has also allocated an additional C$5 million for environmental, engineering and metallurgical studies that will form the basis for an ongoing pre-feasibility study. The Company anticipates being ready to register the project with the Canadian Environmental Assessment Agency (CEAA) by the end of 2007, which will officially position the project in the permitting pipeline and launch the environmental assessment process.

Since May of 2005, Aurora has increased its resource base from a historical 18 million pounds of U_3O_8 ("uranium") to its current 96 million pounds of code-compliant uranium (see below for details), exclusively through drilling. This resource base is comprised of the Michelin and Jacques Lake deposits, which are collectively ranked as one of the largest primary uranium projects in the world.

Notably, both Michelin and Jacques Lake are still in their infancy in terms of potential resource size and both remain open for expansion in all directions. These deposits show uncomplicated metallurgy with high recoveries and are characterized by wide continuous near surface mineralization that is amenable to hard rock bulk tonnage mining techniques.

DRILLING PROGRAM

Through Aurora's ongoing advanced exploration program, the company will focus on increasing the size of existing uranium deposits, as well as discovering new ones at its drill-ready targets. Aurora's drilling program will focus primarily on four key areas: the Michelin and Jacques Lake deposits, the Aurora Corridor and the Inda Lake Trend.

Michelin and Jacques Lake Deposits

Michelin's current resource base is 52.5 million pounds of measured and indicated uranium and 33.1 million pounds of inferred uranium based on a total of 353 drill holes. Jacques Lake, a new deposit, discovered by Aurora in 2005, has a resource base of 5.4 million pounds of indicated uranium and 5.0 million pounds of inferred uranium based on 51 drill holes. Approximately 50% of the drilling budget will be allocated to expanding these deposits and converting inferred resources into indicated resources.

Aurora Corridor

The Aurora corridor is a 12 kilometre long uranium-bearing tract of ground that ties together the Jacques Lakes Deposit with at least six other un-drilled uranium occurrences along a district-scale structure. Surface sampling and prospecting along this structure by Aurora yielded an average surface grade of **0.34% uranium** with an individual high of **13.3% uranium**, which was not included in the average.

Inda Lake Trend

The 15 kilometre long Inda Lake Trend consists of three known uranium deposits - Nash, Inda and Gear, which have a collective historical resource base of approximately 3.1 million pounds (according to the Mineral Occurrence Database of The Geological Survey of Newfoundland and Labrador.). Based on Aurora's recent analysis, all of these deposits are open for expansion, and have the potential for continuity both along strike and at depth.

Significantly, uranium grades along this trend are, on average, higher than those encountered at Michelin and Jacques Lake at comparable depths. Drilling in 2006 by Aurora intersected grades as high as **2.19% U_3O_8 over 3.62 metres** at the Inda deposit. In 2007, drill testing will follow up on the successes of the 2006 program and will focus on building a series of larger code-compliant deposits.

AURORA'S DEVELOPMENT TEAM

Over the past 12 months, Aurora has built an integrated owner's team specializing in infrastructure, mining, processing, environment/permitting, health and safety, community and public relations and uranium sales/marketing. With world-class technical experience, a track record of successful mine construction and operation, and a commitment to responsible development, Aurora's team is fully engaged and committed to advancing its development plan and programs. Details of Aurora's development team are as follows:

- **Jim Lincoln, M.Sc. – VP, Operations**. Jim has over 30 years of experience in the mining industry, with extensive experience in mine development and production, and has held technical and managerial positions with Boliden Canada, Cominco, Pegasus Gold, Dayton Mining and Mt. Isa Mines. Jimhas been involved in major mining and development projects worldwide including Red Dog, Alaska; Magmont West Zinc/Lead Mine, Missouri; Diamond Hill Gold Mine, Montana; Andacollo Gold Mine, Chile; Sarsfield Gold Mine, Queensland; Pueblo Viejo, Dominican Republic and the CSH 217 Gold Project in Inner Mongolia, China.
- **John Roberts, M.Eng, P.Eng. – VP, Environment.** John will lead Aurora's environmental programs and initiatives as well as oversee the regulatory process as Aurora advances its Michelin and Jacques Lake deposits. He has spent approximately 14 years at both Noranda and Nexfor (formerly Noranda Forest) where he was Vice President, Environment, responsible for environmental policies and the development of environmental, health and safety management systems. Recently, John was the the Director of Environment and Energy at the Conference Board of Canada, where he was responsible for directing research into public policy as it related to regulatory impact analysis, adaptation to climate change, water governance and infrastructure and an energy framework for Canada.
- **Don Falconer, MES – VP, Corporate Development.** Don was Vice President, Marketing & Investor Relations of sxr Uranium One Inc., a position he held since the creation of the company until June 2006. Don was previously Vice President of Corporate Development at Southern Cross Resources Inc. from its inception in 1997. Prior to joining Southern Cross, Don spent 20 years in the utility business at Ontario Hydro, working in various positions at the corporate and business unit levels and from 1992 to 1997, in the nuclear division as a member of the executive team.
- **John Goode, P.Eng – Consulting Metallurgist.** John is a world-renowned metallurgist who has over 35 years of mineral and uranium processing experience. Originally involved in the 1970s feasibility study on the Michelin deposit, John has extensive experience in uranium plant design and operations and worked on numerous uranium projects in Canada and worldwide.
- **Sashi Davies, B.Sc. (Hons), MBA – Manager of Marketing and Sales.** Sashi has more than 20 years of international experience in the utility industry. Sashi brings extensive knowledge of uranium marketing, strategy, and sales, and currently runs S D Energy Associates Limited, a nuclear fuel market consultancy

and brokerage firm.

- **Mark Tessier, P.Eng. – General Manager, Mining Projects.** Mark has over 25 years of experience in specialized mine design and operations, including seven years of experience at Goldcorp's Red Lake mine and 10 years of uranium mining experience at Elliot Lake.
- **Tanya Yang, M.Eng, P.Eng. – Senior Project Engineer.** Tanya is a senior mechanical engineer with 20 years experience in mining and power projects. She has extensive experience in slurry, tailings pumping and dewatering, equipment and piping design for mining process, water treatment and paste backfill plants. Tanya was a lead mechanical engineer with AMEC on mining projects before she joined Aurora. Her recently completed projects include Agua Rica, Argentina; Jacobina, Brazil; Pebble, Alaska; and Snap Lake, Northwest Territories.
- **Sally Howson – Manager, Environment and Community Relations.** Sally has over 25 years experience in the mineral exploration business. She has managed the development and implementation of environmental baseline and community consultation programs required to complete Federal and Provincial Environmental Assessments and licensing for mining projects.
- **Andrea Marshall – Manager, Public & Government Relations.** Andrea has 20 years experience in the government relations and public affairs field managing community and media relations with major resource development projects throughout Newfoundland and Labrador.

ABOUT AURORA

Aurora (AXU – TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador – one of Canada's most promising emerging uranium districts. Aurora's uranium district includes multiple historic and newly discovered uranium deposits and targets. At Aurora, we are committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

For further information on Aurora please contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

In addition to the Michelin and Jacques Lake Uranium Deposits, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences along with the historic estimates for the neighboring Kitts Deposit within the Exempt Mineral Land are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument NI 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

News Release 07-13 **August 14, 2007**

AURORA REPORTS 2007 SECOND QUARTER RESULTS

Aurora Energy Resources Inc. (the "Company") (AXU – TSX) reports its financial and operating results for the three and six months ending June 30, 2007. Details of the Company's financial results are described in the unaudited financial statements and Management's Discussion and Analysis ("MDA") for the six months ended June 30, 2007. Further details on each of the Company's projects and activities can be found on the Company's website http://www.aurora-energy.ca and on Sedar at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Exploration Projects

For the six months ending June 30, 2007, the Company incurred exploration expenditures of $8,565,561, net of $1,838,816 of stock based compensation expense, on its CMB uranium assets as compared to a budget of $9,762,954 for the same period. Delays in receiving the Michelin drilling permits, weather issues and delays receiving drills, resulted in a slow start to the 2007 field program and consequently resulted in fewer drilling expenditures than budget. Lower drilling costs were somewhat offset by higher camp costs due to the extended winter weather conditions encountered in April and May. As at June 30, 2007, the Company had drilled a total of 9,600 metres out of a budget of 31,000 metres for the period. For fiscal 2007, the Company has planned a comprehensive exploration program, which includes a planned minimum drill program of 75,000 metres at a total budget of $21,250,000. The Company is anticipates making up for the slow start to drilling by extending the drilling program into the winter months. The Company should have two fully winterized camps, one at Michelin and the other at Jacques Lake (currently under construction), available by October.

The 2007 work program is currently being carried out of the Michelin Camp and the town of Postville, Labrador. The Corporation also anticipates submitting additional permits to drill on other regional targets along the Aurora Corridor throughout the third quarter. Work to date has also included a component of geological mapping and geochemical sampling throughout the CMB claim group and a Titan IP survey has been completed over the Michelin deposit.

In addition, the Company has allocated approximately $9,000,000 for development costs consisting of baseline environmental and engineering studies, and community relations costs, as part of an ongoing pre-feasibility study. This is an increase to the original budget of $5,000,000 and reflects additional costs of environmental and permitting contractors and an expanded scope of work. As at June 30, 2007, the Company has incurred $2,127,611 towards development.

Financial Data

This summary of selected unaudited and audited financial data should be read in conjunction with the MDA and the unaudited and audited financial statements of the Company and related notes related thereto, for the periods indicated.

	For the three months ended (Unaudited)		For the six months ended (Unaudited)	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Loss and comprehensive loss	$2,726,938	$1,652,548	$5,693,441	$4,856,721
Basic and diluted loss per share	$0.04	$0.03	$0.09	$0.09
Cash invested in mineral properties	$6,377,472	$3,217,244	$8,483,842	$3,382,148
Cash generated by financing activities	$893,671	$3,652,205	$2,476,827	$26,457,822

	As at	
	June 30, 2007 (Unaudited)	December 31, 2006
Cash and cash equivalents	$45,133,419	$53,137,862
Working capital	$44,439,137	$52,386,417
Total assets	$80,627,474	$76,419,309
Shareholders'	$73,487,182	$74,570,752

Operations

The Corporation's net loss for the quarter ended June 30, 2007 was $2,726,938 or $0.04 per share compared to a net loss of $1,652,548 or $0.03 per share for the same period in the prior year. The Corporation's net loss for the six months ended June 30, 2007 was $5,693,441 or $0.09 per share as compared to a net loss of $4,856,721 or $0.09 per share for the six months ended June 30, 2006. The Corporation's net loss for the six months ended June 30, 2007, consists primarily of stock based compensation expense, investor relations, promotion and advertising costs, wages and benefits expense, office and general expenses, Part XII.6 tax and listing and filing fees, offset by interest income. Period over period changes are primarily a result of the increased scale of operations and a full six months of operations. The Corporation went public in March of 2006.

Total assets at June 30, 2007, increased to $80,627,474 from $76,419,309 at December 31, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totalling $2,454,501. Total cash flows from financing activities for the three months ended June 30, 2007 totalled $893,671 as compared to $3,652,205 for the same period ending in 2006. Cash flows from financing activities for second quarter in 2006 consisted of the receipt of the net proceeds from the exercise of the over-allotment option on the Corporation's initial public offering.

Liquidity

At June 30, 2007, the Company had cash on its balance sheet of $45,133,419 and working capital of $44,439,137 as compared to cash of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $8,004,443 and $7,947,280 respectively is due to cash used in operations of $1,303,960 for the six months ended June 30, 2007 and deferred development and exploration expenditures of $8,483,842, offset by the receipt of $2,454,501 from the exercise of stock options and warrants during the period.

ABOUT AURORA

Aurora (AXU – TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador – one of Canada's most promising emerging uranium districts. Aurora's uranium district includes multiple historic and newly discovered uranium deposits and targets. At Aurora, we are committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

For further information on Aurora visit www.aurora-energy.ca or contact:
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO and Corporate Secretary
Camon Mak, Investor Relations
(PH) 604-632-4677 or Toll Free 1-877-632-4677

aurora news

energy to change the world

AXU – Toronto Stock Exchange

News Release 07-14 **August 20, 2007**

AURORA MOVES ITS MICHELIN PROJECT TO PRE-FEASIBILITY STAGE AND SELECTS MAIN CONTRACTORS

Aurora Energy Resources Inc. ("Aurora") (AXU – TSX) is pleased to announce today that it has advanced its Michelin Project to the pre-feasibility stage.

"We have taken a significant step towards project development in awarding the pre-feasibility engineering and environmental contracts," said Dr. Mark O'Dea, President and CEO of Aurora. "We have one of the largest primary uranium deposits in the world. Aurora is the only company working in Labrador with a development stage uranium project, representing more than 90% of Labrador's known uranium resources."

Aurora anticipates formally registering the Michelin Project with the Canadian Environmental Assessment Agency by the end of the year. Pending completion of the necessary regulatory approvals and a positive feasibility study, Aurora estimates it could begin mine construction as soon as 2010 and commence production in 2013.

Micon International has been contracted to conduct engineering pre-feasibility studies for the mine and process facilities. Aurora will continue its contract with SNC-Lavalin Inc. to carry out the pre-feasibility study on the infrastructure requirements, as well as project management of the environmental baseline studies. The infrastructure conceptual design will include transportation, access, power, dock, site and mine facilities. SNC-Lavalin, working with Minaskuat and Sikumiut, two Labrador-based environmental companies, will complete the required environmental and socio-economic baseline studies for the environmental assessment.

In addition, SENES Consulting Ltd. will assist Aurora in the radiological aspects of the environmental baseline studies for the uranium mine and processing facility.

"We are continuing our leadership role in creating a new uranium district of international significance," confirmed Dr. O'Dea. "We're pleased to have these leading contractors on our team, who bring the required expertise to successfully complete this project phase."

Aurora has been working in Labrador's Central Mineral Belt since 2003 and has defined a U_3O_8 (uranium) Mineral Resource of 58 million pounds (Measured and Indicated) and 38 million pounds (Inferred). In terms of energy capacity, this resource is equivalent to 2.8 billion barrels of crude oil or 800 million tonnes of coal and could provide power to one million homes for over 150 years.

Aurora's current drill program is planned to include 75,000 metres of drilling with a budget of C$21 million. Aurora has also committed approximately C$9 million in 2007, to continue with environmental and socio-economic baseline studies and engineering studies. The environmental studies are now in their third year of data collection and analysis.

AURORA'S CURRENT ASSETS

Aurora is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$39 million in cash that is fully liquid and held with a large commercial bank.

ABOUT OUR CONTRACTORS

Micon International is an industry leader in uranium mine and process design, with particular focus on mineral resource estimations, metallurgical services, mine design and production scheduling, and preparation of pre-feasibility and feasibility studies.

SNC-Lavalin is a large, Canadian-based engineering design and construction management company with extensive experience in northern Canadian mining projects, including the Voisey's Bay Nickel Mine in Labrador.

Minaskuat, a joint venture between Innu and Jacques Whitford, provide environmental monitoring services. Sikumiut Environment Management Ltd, an Inuit owned company, has extensive experience in providing environmental impact assessments, and permitting and environmental protection planning, as well as traditional knowledge compilation and socio economic impact assessments for major projects in Labrador.

SENES Consultants Ltd. is a leader in radiological environmental and regulatory services.

For further information, please call:

Andrea Marshall, Media Relations

(PH) 709-726-2223

Camon Mak, Investor Relations

(PH) 604-632-0110 or Toll Free 1-877-632-4677

ABOUT AURORA

Aurora (AXU – TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador - one of Canada's most promising emerging uranium districts. At Aurora, we are committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs, potential timing of receipt of permits, classification of future mineral resources and expected metres drilled, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, government regulation and complexities of exploration as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

RECEIVED

auroranews

2009 APR 21 A 7:44

energy to change the world

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AXU – Toronto Stock Exchange

News Release 07-15 **August 22, 2007**

AURORA CONFIRMS AND EXPANDS NEW ZONE AT MICHELIN URANIUM DEPOSIT, LABRADOR

Aurora Energy Resources Inc. ("the Company" AXU on the TSX) is pleased to announce the first set of results of ongoing drilling at its 100% owned Michelin Uranium Deposit in Labrador. The results are part of the larger overall drilling program on Aurora's assets in the Central Mineral Belt. Aurora is planning to operate a year-round exploration and development company with two fully winterized camps. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The current drill program has a minimum target of 75,000 metres, consisting of up to nine drill rigs, with a C$21 million budget.

Aurora has confirmed and expanded a new zone, the **Eastern Shoot**, 250 metres east of the high grade **Main Zone.** The **Eastern Shoot** occurs within the same mineralized horizon as the **Main Zone** and displays similar characteristics and geometry. The **Eastern Shoot** has now been traced over a strike length of 200 metres, and to a vertical depth of 610 metres, starting at surface, and remains open in all directions. Drilling is ongoing in this new zone.

Uranium mineralization in the Eastern Shoot was intersected in two holes in 2006 and has now been intersected and expanded in six additional holes in 2007, demonstrating important continuity and predictable geometry. To date, assay results have been received for only one of these six new drill holes, as follows, with results from the balance of the holes pending:

- Drill hole M07-58 intersected **0.11% U_3O_8** over **9.8 metres** including **0.15% U_3O_8** over **6.0 metres**

Deeper exploration on the **Main Zone** is also in full swing and four new holes have been completed, piercing the deposit more than 200 metres down-plunge from the current resource limits. Results have been returned from two of these four holes, all of which intersected the flanks of the Main Zone. Results to date are as follows:

- Drill hole M06-59 intersected **0.11% U_3O_8** over **15.0 metres**
- Drill hole M07-51 intersected **0.12% U_3O_8** over **7.5 metres**

The **Main Zone** has now been extended to a vertical depth of almost 800 metres and remains open at depth. Two additional diamond core rigs have been mobilized to the property with the capacity to drill to depths of 1000 metres and carry out controlled directional drilling. A third additional rig will be arriving in two weeks time.

Said Dr. Mark O'Dea, President and CEO of Aurora, "The expansion of the Eastern Shoot, and the extension of the Main Zone confirm the path of continuing growth in Michelin's size -- already among the 10 largest deposits in the world. The results also re-enforce the opportunity for this project to bring long-term benefits to the local area as well as benefits in helping to meet the world's needs for clean energy and lower CO2 emissions as we continue moving the Michelin Project towards production".

More detailed results can be found below.

Hole ID	From (m)	To (m)	Length (m)	% U3O8	Zone
M07-051	722.24	729.77	7.53	0.120	Main Zone
M07-059	654.92	669.92	15.00	0.108	
M07-058	439.12	448.93	9.81	0.105	Eastern Shoot
incl	439.12	444.13	6.01	0.146	

For an updated vertical longitudinal section of the Michelin Deposit, please use the following links:

http://www.aurora-energy.ca/files/MichelinEasternShoot07-15.jpg

http://www.aurora-energy.ca/files/MichelinEasternShootv207-15.jpg

The orientation of the mineralized zones at Michelin is interpreted to be steeply south dipping and stated widths are approximately 80-90% of true widths.

LIQUIDITY

Aurora is not invested in any short-term commercial paper or asset-backed securities. The company has approximately $39-million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU – TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador – one of the world's most promising uranium districts. Aurora's uranium district, represented by multiple historic and newly discovered uranium deposits, has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred) and is undertaking pre-feasibility studies to move the project towards development. Aurora is committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

For further information on Aurora please contact:

Andrea Marshall, Media Relations

(PH) 709-726-2223

Camon Mak, Investor Relations

(PH) 604-632-0110 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

In addition to the Michelin and Jacques Lake Uranium Deposits, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences along with the historic estimates for the neighboring Kitts Deposit within the Exempt Mineral Land are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument NI 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

aurora news

energy to change the world

AXU – Toronto Stock Exchange

News Release 07-16 **August 29, 2007**

NEW DRILLING SIGNIFICANTLY EXPANDS JACQUES LAKE URANIUM DEPOSIT

Aurora Energy Resources Inc. ("Aurora" or "the Company") (AXU –TSX) is pleased to announce that eight new drill holes have all intersected uranium mineralization, expanding the size of the Company's 100%-owned Jacques Lake Deposit ("Jacques Lake") by at least 100 metres to the southwest.

The new holes are part of an ongoing drilling program focused on Aurora's assets in the Central Mineral Belt of Coastal Labrador. Jacques Lake is one of the very few significant uranium discoveries made anywhere in the past 10 years -- highlighting the continuing growth and vast discovery potential of this important uranium district.

Mineralization at Jacques Lake starts at surface and has been traced to a depth of 235 metres. The deposit has a drilled strike length of over 600 metres and remains open for further expansion to the southwest and at depth.

New drilling highlights include:

- 0.11% U_3O_8 over 25.00 metres in drill hole JL07-062
- 0.16% U_3O_8 over 15.02 metres in drill hole JL07-061
- 0.10% U_3O_8 over 12.22 metres in drill hole JL07-060
- 0.10% U_3O_8 over 7.00 metres in drill hole JL07-058A

"The results demonstrate that Jacques Lake is a rapidly expanding deposit, now adding an important component to Aurora's development plans", said Dr. Mark O'Dea, President and CEO of Aurora. "Jacques Lake and our nearby Michelin Deposit already form one of the world's largest primary uranium resources. Together, these growing deposits provide the opportunity for long-term local economic benefits while addressing the world's increasing need for clean energy."

The remainder of the 2007 drill program at Jacques Lake will focus on expanding the deposit at depth and along strike. Detailed drilling results are as follows:

Hole ID	From	To	%U3O8	Interval
JL07-052	295.96	296.96	0.08	1.00
and	409.50	413.50	0.07	4.00
JL07-053	306.50	312.50	0.06	6.00
incl.	309.43	310.00	0.14	0.57
and	444.47	445.50	0.06	1.03
and	448.50	448.95	0.06	0.45
JL07-054	NSV			
JL07-055	NSV			
JL07-057	895.50	896.50	0.09	1.00
JL07-058A	16.24	23.24	0.10	7.00
incl.	17.24	20.24	0.15	3.00
and	25.24	26.24	0.08	1.00
and	33.25	34.64	0.06	1.39
and	191.00	192.00	0.05	1.00

JL07-059	90.50	92.50	0.08	2.00
JL07-060	120.28	132.50	0.10	12.22
incl.	123.50	127.50	0.15	4.00
and	220.60	221.60	0.12	1.00
and	242.00	253.00	0.12	11.00
incl.	243.00	244.00	0.25	1.00
incl.	246.00	251.00	0.15	5.00
and	270.95	272.95	0.09	2.00
JL07-061	126.37	141.39	0.16	15.02
incl.	126.37	133.37	0.21	7.00
and	228.96	229.96	0.17	1.00
and	256.36	257.11	0.11	0.75
and	288.95	293.2	0.15	4.25
JL07-062	165.00	190.00	0.11	25.00
incl.	165.00	168.00	0.13	3.00
incl.	174.00	177.00	0.21	3.00
incl.	180.00	187.00	0.14	7.00
and	231.00	233.00	0.15	2.00

For a view of the long section at JL please use the following link:
http://www.aurora-energy.ca/files/JacquesLakeExpansion07-16.jpg

JACQUES LAKE RESOURCE

Based on 2006 drilling results, the Jacques Lake deposit contains 5.4 million pounds U_3O_8 measured & indicated and 5.0 million pounds U_3O_8 inferred (see Feb. 13, 2007, Press Release 07-04).

An updated resource statement for Jacques Lake will be forthcoming later in the year pending further drilling results.

The Jacques Lake drilling program is part of a larger overall program at Aurora's numerous targets in Coastal Labrador. Aurora is planning to operate year-round exploration with two fully winterized camps. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The current drill program has a target of 75,000 metres, consisting of up to nine drill rigs, with a C$21 million budget.

LIQUIDITY

Aurora is not invested in any short-term commercial paper or asset-backed securities. The company has approximately $39-million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU -- TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador -- one of the world's most promising new uranium districts. Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred). The Company is undertaking pre-feasibility studies to move the project towards development. Aurora is committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy -- the energy to change the world.

For further information on Aurora please contact:

Andrea Marshall, Media Relations

(PH) 709-726-2223

Don Falconer, VP, Corporate Development

(PH) 416-362-5556

Corporate contact information:

(PH) 604-632-0110 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days of this release.

In addition to the Michelin and Jacques Lake Uranium Deposits, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences along with the historic estimates for the neighboring Kitts Deposit within the Exempt Mineral Land are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument NI 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

aurora news
energy to change the world

AXU – Toronto Stock Exchange

News Release 07-17 **September 11, 2007**

AURORA MAKES NEW URANIUM DISCOVERY WEST OF JACQUES LAKE DEPOSIT

Aurora Energy Resources Inc. ("Aurora" or "the Company") (AXU - TSX) is pleased to announce that five new zones of surface exposed mineralization have been tested for the first time with 11 shallow drill holes. Located 15 kilometres west of the Jacques Lake deposit ("Jacques Lake"), eight of these new drill holes have intersected uranium mineralization within 50 metres of surface with grades as high as **0.48% U_3O_8** (10.6 pounds U_3O_8 per tonne).

These new zones of bedrock mineralization, collectively referred to as "Aurora West", are exposed intermittently over a strike length of 1.5 kilometres, and are thought to be part of the same overall mineralized structure, herein referred to as the Aurora Corridor. This is the same structure which hosts the Jacques Lake deposit and other promising drill-ready targets, such as Gayle, Kathi and Burnt Brook.

Highlights from drilling along Aurora West include:

- **0.48% U_3O_8 over 0.5 metres and 0.11% U_3O_8 over 2.0 metres in AR07-002**
- **0.07% U_3O_8 over 7.0 metres including 0.14% U_3O_8 over 2.0 metres in AR07-011**
- **0.08% U_3O_8 over 4.9 metres including 0.15% U_3O_8 over 0.87 metres in AR07-008**

"These are the first holes ever drilled along the Aurora Corridor, and initial drill results are comparable in width and grade to the first holes drilled at Jacques Lake in 2005," said Mark O'Dea, President and CEO of Aurora. "These exciting results demonstrate that this regional structure is prospective for over 15 kilometres, with mineralization that extends from surface to depths of at least 50 metres."

Exploration along the Aurora Corridor will continue moving east, testing previously undrilled zones of surface mineralization including the Burnt Brook, Gayle, and Kathi uranium occurrences. These new zones are located within seven kilometres of Jacques Lake and have returned surface grades as high as 1.51% U_3O_8.

The most promising zones of drill-indicated mineralization along the Aurora Corridor will be followed up with a Phase II drill program.

Initial drilling results from Aurora West are as follows:

Hole ID	From (m)	To (m)	Interval (m)	%U_3O_8
AR07-001	30.07	30.82	0.75	0.08
AR07-002	37.00	39.00	2.00	0.11
incl.	37.00	38.00	1.00	0.15
and	49.00	50.50	1.50	0.19
incl.	50.00	50.50	0.50	0.48

AR07-003	34.80	35.30	0.50	0.03
AR07-004	nsv			
AR07-005	44.80	45.15	0.35	0.1
AR07-006	nsv			
AR07-007	nsv			
AR07-008	35.66	40.53	4.87	0.08
incl.	39.66	40.53	0.87	0.15
AR07-009	49.95	52.45	2.50	0.1
AR07-010	17.05	21.55	4.50	0.06
incl.	20.05	21.55	1.50	0.11
AR07-011	23.05	30.05	7.00	0.07
incl.	23.05	24.55	1.50	0.16
incl.	28.05	30.05	2.00	0.14

Due to the early nature of the drilling true widths are unknown at this time.

For a view of the Aurora Corridor please use the following link

http://www.aurora-energy.ca/files/AuroraCorridor07-17.jpg

Drilling along the Aurora Corridor is part of a much larger regional drill program in the Central Mineral Belt. Aurora is planning to explore year-round, with two fully winterized camps, at least five drill rigs and a staff of 40. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The current drill program has a target of 75,000 metres and a budget of C$21 million.

LIQUIDITY

Aurora is not invested in any short-term commercial paper or asset-backed securities. The company has approximately $38 million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU -- TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts. Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred) and is undertaking pre-feasibility studies to move the project towards development. Aurora is committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

For further information on Aurora please contact:

Andrea Marshall, Media Relations
(PH) 709-726-2223

Don Falconer, VP, Corporate Development
(PH) 416-362-5556

Corporate contact information:
(PH) 604-632-0110 or Toll Free 1-877-632-4677
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs, potential significance of newly discovered mineralization, and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

aurora**news**

energy to change the world

AXU – Toronto Stock Exchange

October 2, 2007

LATEST DRILLING FURTHER EXPANDS JACQUES LAKE URANIUM DEPOSIT

Aurora Energy Resources Inc. ("Aurora" or "the Company") (AXU –TSX) is pleased to announce that five new drill holes at the Company's 100%-owned Jacques Lake Deposit ("Jacques Lake") in Coastal Labrador have all intersected uranium mineralization, expanding the size of the Jacques Lake Deposit along strike by **50 metres and more than 150 metres down-plunge**.

Mineralization at Jacques Lake starts at surface and has been traced to a **depth of 365 metres**. The deposit has a drilled **strike length of over 650 metres** and remains open for further expansion to the southwest and at depth.

New drilling highlights include:

- **0.13% U_3O_8 over 36.5 metres** in drill hole JL07-066
- **0.16% U_3O_8 over 12.00 metres**, including **0.27% U_3O_8 over 4.00 metres** at in drill hole JL07-070
- **0.11% U_3O_8 over 12.00 metres** and **0.12% U_3O_8, over 3.31 metres** in drill hole JL07-065

"The Jacques Lake Deposit continues to develop with encouraging grades and with enhanced prospects for further expansion. Jacques Lake is a significant deposit in its own right and when combined with the nearby Michelin Project, forms one of the largest hard rock uranium resources in the world -- with the potential for long-term local benefits," said Ian Cunningham-Dunlop, VP Exploration for Aurora.

Detailed drilling results are as follows:

Hole_ID	*from - m*	*to - m*	*Interval - m*	*%U3O8*
JL07-065	119.00	131.00	12.00	0.11
and	281.00	284.31	3.31	0.12
JL07-066	370.00	406.50	36.50	0.13
JL07-067	199.50	206.00	6.50	0.05
JL07-069	306.50	307.50	1.00	0.05
JL07-070	403.00	415.00	12.00	0.16
incl	408.00	412.00	4.00	0.27

The orientation of the mineralized zones at Jacques Lake is interpreted to be steeply southeast dipping and stated widths are approximately 80-90% of true widths.

For a view of the long section at Jacques Lake, please use the following link http://www.aurora-energy.ca/files/JacquesLake01-10.jpg

DRILLING PROGRAM

Drilling continues at Jacques Lake as part of a larger overall regional drilling program, which includes drilling at the Michelin Deposit, the Aurora Corridor, the Inda Lake Trend and numerous other targets. The program is aiming for 75,000 metres of drilling this year, with a budget of C$21 million. Aurora is planning to operate year-round exploration with two fully winterized camps. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The remainder of the 2007 drill program at Jacques Lake will focus on expanding the deposit at depth and along strike.

JACQUES LAKE RESOURCE

Based on 2006 drilling results, the Jacques Lake deposit contains 5.4 million pounds U_3O_8 indicated and 5.0 million pounds U_3O_8 inferred (see News Release of February 13, 2007).

An updated resource statement for Jacques Lake will be forthcoming in January 2008 pending further drilling results.

LIQUIDITY

Aurora is not invested in any short-term commercial paper or asset-backed securities. The company has approximately $36 million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU -- TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador -- one of the world's most promising new uranium districts. Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred). The Company is undertaking pre-feasibility studies to move the project towards development. Aurora is committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy -- the energy to change the world.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer, VP Corporate Development
416-362-5556

Corporate contact information
(PH) 604-632-0110 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

auroranews
energy to change the world

AXU – Toronto Stock Exchange

October 10, 2007

HISTORIC URANIUM DEPOSIT TAKES NEW SHAPE

Aurora Energy Resources Inc. ("the Company" AXU on the TSX) is pleased to announce assay results for the first two of five drill holes recently completed at its **Gear Deposit ("Gear")** in Coastal Labrador.

Drill holes **G07-005 and G07-007A** have extended the deposit 100 metres deeper than shallow historical drilling -- intersecting **0.17% U_3O_8 over 10.0 metres in hole G07-005 and 0.16% U_3O_8 over 7.0 metres in hole G07-007A.**

The Gear Deposit is exposed at surface and to date has been drilled over a strike length of approximately 200 metres. Drill hole G07-005 intersected the Gear deposit at a vertical depth of 300 metres, below which, the deposit remains open for further expansion. Drill holes G07-007A and G07-005 were drilled from the same location with G07-007A intersecting the ore zone 55 metres up-dip from G07-005.

"These important drill holes have effectively increased the historic Gear deposit by 40 percent and confirmed the potential for multiple new uranium deposits around Michelin and Jacques Lake" said Ian Cunningham-Dunlop, VP, Exploration for Aurora.

Gear is part of a 15 kilometre long belt of prospective rocks called the Inda Lake Trend, which hosts numerous additional historical resources, including Inda, Nash and Kitts. For a project map showing the location of the Gear Deposit please use the following link: http://www.aurora-energy.ca.gearmap.

Assay results for the remainder of the Gear drill holes are pending. Two rigs are currently drilling on the Inda Lake Trend. Detailed assay results are summarized in the following table:

Hole ID	From (m)	To (m)	Length (m)	% U3O8	Cut-off % U308
G07-005	346	369	**23.0**	**0.09**	**0.01**
Incl.	358	368	**10.0**	**0.17**	**0.05**
Incl.	361	366	**5.0**	**0.21**	**0.05**
Incl.	363	364	**1.0**	**0.38**	**NA**
G07-007A	323	330	**7.0**	**0.16**	**0.05**

The orientation of the mineralized zones is interpreted to be moderately to steeply south dipping and stated widths are approximately 80% of true widths.

For an updated three dimensional model displaying drill holes and ore shells please use the following link: http://www.aurora-energy.ca/files/Gear.Oct10

DRILLING PROGRAM

Aurora's drill program is aiming for 75,000 metres of drilling this year, with a budget of C$21 million. This extensive drilling program includes Michelin, Jacques Lake, Aurora Corridor, the Inda Lake Trend and numerous other regional prospects. Aurora is planning to conduct year-round exploration with two fully winterized camps at Michelin and Jacques Lake capable of housing up to 100 people. Currently, Aurora has more than 85 employees and contractors working on the drill program in Labrador. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling.

LIQUIDITY

Aurora is not invested in any short-term commercial paper or asset-backed securities. The company has approximately $36 million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU – TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador -- one of the world's most promising new uranium districts. Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred). The Company is undertaking pre-feasibility studies to move the project towards development. Aurora is committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy – the energy to change the world.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate contact information
(PH) 604-632-0110 or Toll Free 1-877-632-4677

www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

aurora news

energy to change the world

RECEIVED

2008 APR 21 A 7:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AXU – Toronto Stock Exchange

October 17, 2007

AURORA CONTINUES TO EXPAND ZONES AT MICHELIN URANIUM DEPOSIT, LABRADOR

Aurora Energy Resources Inc. ("Aurora") is pleased to announce the results of further drilling on its 100% owned **Michelin Uranium Deposit** in Labrador. The results are part of the larger 2007 drilling program on Aurora's assets in the Central Mineral Belt.

Aurora recently received assays for four holes testing the deep extension of the **Michelin Main Zone**. Two holes in particular, M07-069 and M07-045A, located 100 metres and 150 metres down-plunge from the known resource respectively, returned encouraging results, including:

Drill hole M07-069 which intersected **0.25% U_3O_8** over **9.5 metres** including **0.31% U_3O_8** over **7.5 metres**

Drill hole M07-045A which intersected **0.13% U_3O_8** over **5.6 metres**

Two diamond drill rigs are continuing to test the down-plunge extension of the **Main Zone** on 100 metre centres to a vertical depth of 1,000 metres and will do so until the end of the season.

New assays were also returned for an additional eight holes on the **Eastern Shoot**, located 250 metres east of the **Main Zone** within the same mineralized horizon. The zone continues to demonstrate consistent grade and width with depth and appears to be displaying a similar geometry to
To the **MAIN Zone**. Highlights include:

Drill hole M07-072 which intersected **0.24% U_3O_8** over **10.1 metres**

Drill hole M07-060A which intersected **0.16% U_3O_8** over **6.8 metres**

Drill hole M07-065 which intersected **0.16% U_3O_8** over **6.5 metres**

Drill hole M07-066 which intersected **0.15% U_3O_8** over **8.9 metres**

One diamond drill rig is currently focusing on delineating the **Eastern Shoot** over a strike length of 200 metres and to a vertical depth of 600 metres. The zone remains open at depth.

"We are very encouraged by the continuity of the Eastern Shoot and also the persistently high grade nature of the Main Zone at depth," said Ian Cunningham-Dunlop, Vice President – Exploration, Aurora Energy. "Our efforts for the remainder of the year will focus on continuing to expand both these zones".

More detailed results can be found in the table on the following page.

An updated vertical longitudinal section of the Michelin Deposit will be posted on the Aurora website shortly.

The orientation of the mineralized zones at Michelin is interpreted to be steeply south dipping and stated widths are approximately 80-90% of true widths.

Summary of Recent Michelin Drill Hole Results

Hole ID	From (m)	To (m)	Length (m)	% U3O8
Main Zone				
M07-045A	761.09	766.70	**5.61**	**0.13**
M07-061	NSV			
M07-069	757.90	767.40	**9.50**	**0.25**
Incl	758.90	766.40	**7.50**	**0.31**
Incl.	758.90	759.40	**0.50**	**1.80**
M07-070	NSV			
Eastern Shoot				
M07-060A	501.00	507.80	**6.80**	**0.16**
Incl	504.00	506.00	**2.00**	**0.24**
M07-065	374.18	376.72	**2.54**	**0.11**
Incl	374.18	375.12	**0.94**	**0.20**
And	452.90	459.43	**6.53**	**0.16**
Incl	453.77	455.47	**1.70**	**0.30**
M07-066	476.31	485.22	**8.91**	**0.15**
Incl	479.31	485.22	**5.91**	**0.20**
M07-067	Pending			
M07-068A	NSV			
M07-071	Abandoned			
M07-072	423.80	428.80	**5.00**	**0.07**
And	547.40	557.50	**10.10**	**0.24**
Incl	554.50	557.50	**3.00**	**0.39**
M07-073	283.00	284.00	**1.00**	**0.13**
And	326.00	329.00	**3.00**	**0.07**
And	455.00	457.00	**2.00**	**0.09**
M07-074	495.07	499.30	**4.23**	**0.08**
Incl	498.71	499.30	**0.59**	**0.16**
And	511.80	512.80	**13.00**	**0.09**
Shallow Confirmation Drilling				
M07-062	31.01	36.70	**5.69**	**0.08**
And	43.84	50.20	**6.36**	**0.20**
Incl	46.28	49.18	**2.90**	**0.32**
And	88.83	92.34	**3.51**	**0.20**
M07-063	25.76	40.90	**15.14**	**0.10**
Incl	31.29	34.89	**1.44**	**0.25**
And	50.69	52.76	**2.07**	**0.11**
And	61.01	63.57	**2.56**	**0.10**
M07-064	20.98	28.96	**7.98**	**0.11**
Incl	24.04	28.96	**4.92**	**0.14**
And	45.26	54.40	**9.14**	**0.10**
Incl	48.68	51.18	**2.50**	**0.20**

HISTORIC WASTE CLEAN UP

Aurora has also recently completed a comprehensive clean-up of three historic exploration areas in Labrador's Central Mineral Belt.

Aurora took the initiative to remove waste material that has remained at the Melody Lake, White Bear and Inda properties since previous operators left the area in the 1980s. This operation was conducted with the support of both the Nunatsiavut Government and the Government of Newfoundland and Labrador and addresses a long-standing desire by local communities to have the debris removed.

The historic waste included garbage, wood, 45-gallon oil drums and various items, including old tins and tools. The clean-up project took several weeks to complete. The waste material was disposed in a safe and environmentally responsible manner by a specialized contractor.

"This underlines our commitment to stewardship and environmental best practices and our commitment to being a good neighbour," said John Roberts, Vice President - Environment, Aurora Energy Resources Inc.

ONGOING URANIUM POLICY DEVELOPMENT AND CONSULTATION PROCESS

On October 11, 2007, the Nunatsiavut Government's (NG) Minister of Lands and Resources tabled a motion in the Assembly as part of its ongoing process to develop a policy on uranium mining on Labrador Inuit Lands. The Assembly referred the motion to a special committee for further study. The committee will be made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives will be asked to provide information to committee members before the final policy is determined. This committee has been asked to report back to the Assembly at its first sitting in the new year

"We have been anticipating the NG would formulate a uranium policy for some time now," said Dr. Mark O'Dea, President and CEO, Aurora Energy Resources Inc. "We're looking forward to participating in the process and have confidence that it will lead to a better foundation to move uranium development forward in Labrador."

COMPANY ACTIVITIES

The Company plans to submit its Project Description to federal and provincial authorities before the end of the year to initiate the environmental assessment process for the Michelin Project, and is proceeding with engineering design and gathering base line environmental data.

Aurora will continue to operate year-round exploration programs with two fully winterized camps. The current exploration program will continue until early December, and will then be followed by a winter campaign of extensive in-fill and delineation drilling.

LIQUIDITY

Aurora is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$32 million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU -- TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador -- one of the world's most promising uranium districts. Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred). Aurora is undertaking pre-feasibility studies to move the project towards development.

Aurora is committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate contact information
(PH) 604-632-0110 or Toll Free 1-877-632-4677
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice- President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.
Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing and outcome of government policies on uranium mining and receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and legislation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

News Release 06-17 **October 25, 2007**

AURORA ENERGY RESOURCES INC. ANNOUNCES $100 MILLION BOUGHT DEAL FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Aurora Energy Resources Inc. (AXU:TSX) announced today that that it has entered into an agreement to sell an aggregate of 5,312,500 Common Shares in the capital of the Company at a price of $16.00 per Common Share and an aggregate of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share for aggregate gross proceeds to the Company of approximately $100,000,000 on a bought deal basis. The underwriting syndicate is co-led by Cormark Securities Inc. and RBC Capital Markets Inc. (the "Lead Underwriters") and including National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

The Company shall use the gross proceeds from the sale of the Flow-Through Shares to pay exploration expenses on the Company's properties which qualify as Canadian Exploration Expenses (as such term is defined in the *Income Tax Act* (Canada)) provided the definition of Flow Through Mining Expenditure is amended in accordance with the draft legislation released by the Ministry of Finance on October 2, 2007 and which will qualify as Flow-Through Mining Expenditures (as such term is defined in the *Income Tax Act (*Canada)). The Company shall use the net proceeds from the sale of the Common Shares for further advancement of the Company's Michelin and Jacques Lake deposits, additional exploration of the Central Mineral Belt of Labrador and general corporate purposes.

The Common Shares and Flow-Through Shares to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada, except Quebec, in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws and such other jurisdictions as may be agreed upon by the Company and the underwriting syndicate.

The offering is scheduled to close on or about November 20, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

For further information on Aurora please contact:
Mr. Oliver Lennox-King, Chairman
Dr Mark O'Dea, President & CEO
(PH) 604-632-4677 or Toll Free 1-877-632-4677
www.aurora-energy.ca

Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, the state of the capital markets, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form dated March 16, 2007, available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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AXU – Toronto Stock Exchange

News Release 07-22 **November 9, 2007**

AURORA REPORTS 2007 THIRD QUARTER RESULTS

Aurora Energy Resources Inc. (the "Corporation" or "Aurora") (AXU-TSX) reports its financial and operating results for the three and nine months ended September 30, 2007. Details of the Corporation's financial results are described in the unaudited financial statements and Management's Discussion and Analysis ("MDA") for the three and nine months ended September 30, 2007. Further details on each of the Corporation's projects and activities can be found on the Corporation's website: www.aurora-energy.ca and on SEDAR at www.sedar.com. All amounts presented are in Canadian dollars unless otherwise stated.

Financial Data

This summary of selected unaudited and audited financial data should be read in conjunction with the MDA and the unaudited and audited financial statements of the Corporation and related notes thereto, for the periods indicated.

	For the three months ended September 30,		For the nine months ended September 30,	
	2007	2006	2007	2006
Loss and comprehensive loss for the period	$ 1,440,320	$ 2,228,791	$ 7,133,761	$ 7,085,512
Basic and diluted loss per share	$ 0.02	$ 0.04	$ 0.11	$ 0.12
Cash invested in mineral properties	$ 9,885,167	$ 7,111,070	$18,369,009	$ 10,493,218
Cash generated (used) by financing activities	$ (32,042)	$ 1,040,934	$ 2,444,773	$ 27,498,756

	As at	
	September 30, 2007	December 31, 2006
Cash	$ 36,154,280	$ 53,137,862
Working capital	$ 33,281,451	$ 52,386,417
Exploration properties and deferred exploration expenditures	$ 44,486,215	$ 22,341,413
Total assets	$ 84,756,722	$ 76,419,309
Shareholders' equity	$ 74,265,268	$ 74,570,752

Exploration and Development

For the nine months ended September 30, 2007, the Corporation incurred property expenditures of $15,289,549, excluding stock based compensation expense and related future income taxes of $3,592,007 and development costs of $3,263,246, as compared to a budget of $18,621,227 for the same period. For the year, Aurora has planned a $21,250,000 work program to continue the evaluation of the Central Mineral Belt ("CMB") Uranium Property and advance the project towards development. The main focus of the 2007 exploration program is to 1) expand the size of the known deposits; 2) convert inferred resources to measured and indicated resources; and 3) focus on discovering new deposits in the district.

The 2007 work program also includes additional metallurgical testing of coarse core rejects from the 2006 drilling campaign, as well as ongoing work on a pre-feasibility study, currently being conducted by a consortium of engineering and environmental consultants, managed by Micon International Ltd. and including SNC Lavalin, Golder Associates, Senes Consultants and Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership, Inuit and Innu affiliated companies.

The Corporation is transitioning from seasonal exploration to year-round project development and advancement. Staff are based out of two fully winterized camps located at Michelin and Jacques Lake. As of September 30, 2007, Aurora has drilled a total of approximately 37,218 metres as compared to a target of 75,000 metres for the year. Total metres drilled for the year is expected to be between 50,000 and 55,000 metres at a total cost of $21,000,000. The discrepancy from budget stems largely from the poor weather, permitting delays and lower than planned average drill rates achieved earlier in the Spring. In addition, the Corporation has hired drilling contractors capable of directional drilling, which although more expensive on a per metre basis, has resulted in fewer metres drilled. Ongoing work includes targeting, regional prospecting, compilation work, database maintenance and logistical preparations for the 2008 field season. Particular focus will be placed on generating new working models for mineralization on the CMB targets.

The Michelin and Jacques Lake and regional drill programs are slated to shut down temporarily in November. An application has been submitted to Provincial and Nunatsiavut governments to allow drilling within the legislated 50-metre buffer zone surrounding water bodies for the purpose of doing a program of confirmation drilling on the upper part of the Michelin mineralization during the winter. Aurora has also applied for the necessary permits to conduct drilling at Jacques Lake, anticipated to start in January.

In addition to drilling, the Corporation has allocated approximately $18,200,000 for baseline environmental and environmental assessment costs, detailed engineering studies, and community relations expenditures ("development") as part of its larger pre-feasibility study. During the nine months ended September 30, 2007, the Corporation incurred development expenditures of $3,263,246. Development work to date includes baseline environmental surveys for water quality; vegetation; mammal and marine life and lake bathymetry; a fly-over survey of potential Michelin road routes; meetings with the Canadian Environmental Assessment Authority ("CEAA") and the Canadian Nuclear Safety Commission; drafting of a project registration document; commencement of engineering studies including detailed mine; tailings and infrastructure design alternatives and metallurgical test work including ore sorting and leaching.

The Corporation continues to work towards formally registering its project with the CEAA which is planned to occur by year end. This registration will officially commence the federal environmental assessment process. The Michelin Project should be the next uranium project to enter the permitting pipeline in Canada.

With the support of both the Nunatsiavut Government and the Government of Newfoundland and Labrador, Aurora has voluntarily removed historic waste material from the Melody Lake, White Bear, and Inda properties that was left by a previous operator in the 1980s. Local communities have long wanted the debris removed. The initiative was a result of ongoing consultation with these communities and governments. The historic waste included stored garbage, wood, oil drums, and various metals including old tins and tools. The clean-up project took several weeks to complete. The waste material was disposed of in a safe and environmentally responsible manner by a specialized contractor.

Aurora continues to work with the Nunatsiavut Government as it takes the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands.

Operations

The Corporation's net loss for the quarter ended September 30, 2007 was $1,440,320 or $0.02 per share compared to a net loss of $2,228,791 or $0.04 per share for the same period in the prior year. The Corporation's net loss for the nine months ended September 30, 2007 was $7,133,761 or $0.11 per share as compared to a net loss of $7,085,512 or $0.12 per share for the same period in the prior year. The Corporation's net loss for 2007 primarily consists of stock-based compensation expense (a non-cash item), investor relation, promotion and advertising costs, wages and benefits and office expenses. Operating expenses are partially offset by interest income earned by the Corporation on its cash reserves. Period over period changes are primarily a result of the increased scale of operations and a full nine months of operations. The Corporation went public in March 2006.

Total assets at September 30, 2007, increased to $84,756,722 from $76,419,309 at December 30, 2006 primarily due to receipt of proceeds from the exercise of warrants and stock options totaling $2,499,090. Total cash flows from financing activities for the nine months ended September 30, 2007, totaled $2,444,773 as compared to $27,498,756 for the same period in 2006. Cash flows from financing activities for 2006 consisted of the receipt of the net proceeds from the Corporation's initial public offering and the exercise of the related over-allotment option.

Liquidity

At September 30, 2007, the Corporation had cash on its balance sheet of $36,154,280 and working capital of $33,281,451 as compared to cash of $53,137,862 and working capital of $52,386,417 at December 31, 2006. The decrease in cash and working capital of $16,983,582 and $19,104,966 respectively is due to cash used in operations of $1,801,971 for the nine months ended September 30, 2007 and deferred exploration and development expenditures of $18,369,009, offset by the receipt of $2,499,090 from the exercise of stock options and warrants during 2007.

On October 25, 2007, the Corporation announced that it had entered into a bought-deal financing whereby it agreed to sell a total of 5,312,500 Common Shares of the Corporation at a price of $16.00 per Common Share and a total of 750,000 Flow-Through shares at a price of $20.50 per Flow-Through share for total gross proceeds of $100,375,000 to the Corporation. The Company has also granted the underwriters an option for 30-days, to purchase up to such number of additional Common Shares at a price of $16.00 per Common Share, as is equal to 15% of the number of Common Shares sold, to cover over allotments and for market stabilization purposes. The financing is expected to close on November 20, 2007

ABOUT AURORA

aurora news

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AXU – Toronto Stock Exchange

Aurora (TSX-AXU) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador – one of the world's most promising emerging uranium districts. Aurora's uranium district includes multiple historic and newly discovered uranium deposits and targets. At Aurora, we are committed to responsible development with lasting local benefits. Uranium provides clean, safe and reliable energy. The energy to change the world.

For further information on Aurora visit www.aurora-energy.ca or contact:
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
PH: 604.632.4677 or Toll-Free 1.877.632.4677

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs, potential timing of receipt of permits, classification of future mineral resources and expected metres drilled, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, government regulation and complexities of exploration as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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AXU – Toronto Stock Exchange

News Release 07-23 **November 21, 2007**

AURORA AMENDS AND RESTATES THIRD QUARTER MANAGEMENT DISCUSSION AND ANALYSIS

Aurora Energy Resources Inc. (the "Company" or "Aurora") (AXU-TSX) reports that it has amended and restated its Management Discussion and Analysis ("MDA") for the three and nine months ended September 30, 2007, to clarify the work which has been conducted on its CMB Uranium Property to date, as well as to discuss future plans for the property in accordance with the updated exploration budget set forth in the Company's recently filed technical report entitled "An Update on The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007", available on SEDAR at www.sedar.com. The Company has also revised its estimate for the cost of completing its current drill program on the property from $10,000,000 to $8,000,000, based upon this updated budget. The amended and restated MD&A is available on SEDAR at www.sedar.com.

About Aurora

Aurora (TSX-AXU) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador – one of the world's most promising emerging uranium districts. Aurora's uranium district includes multiple historic and newly discovered uranium deposits and targets. At Aurora, we are committed to responsible development with lasting local benefits.

For further information on Aurora visit www.aurora-energy.ca or contact:
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
PH: 604.632.4677 or Toll-Free 1.877.632.4677

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and exploration program , involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, government regulation and complexities of exploration as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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energy to change the world

AXU – Toronto Stock Exchange

News Release 07-24 **November 27, 2007**

AURORA ENERGY RESOURCES ANNOUNCES CLOSING OF BOUGHT DEAL FINANCING

Not for distribution to United States newswire services or for distribution in the United States

Aurora Energy Resources Inc. ("Aurora")(AXU: TSX) is pleased to announce that it has closed its previously announced bought deal financing. Aurora issued an aggregate of 6,018,600 Common Shares at a price of $16.00 per Common Share (including 706,100 Common Shares issued pursuant to the exercise of an Over-Allotment Option) and an aggregate of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share for aggregate gross proceeds to the Company of $111,672,600. The underwriting syndicate was led by Cormark Securities Inc. and RBC Capital Markets Inc. and included National Bank Financial Inc., Blackmont Capital Inc. and Dundee Securities Corporation.

For further information on Aurora please contact:
Mr. Oliver Lennox-King, Chairman
Dr. Mark O'Dea, President & CEO
(PH) 604-632-4677 or Toll Free 1-877-632-4677
www.aurora-energy.ca

Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, the state of the capital markets, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulations as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form dated March 16, 2007, available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forwarding-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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Toronto Stock Exchange

January 8, 2008

AURORA INTERSECTS ADDITIONAL HIGH-GRADE URANIUM AT MICHELIN

Aurora Energy Resources Inc. ("Aurora") is pleased to announce that further drilling on its Michelin Uranium Deposit in Labrador ("Michelin") continues to intersect multiple zones of high grade mineralization, expanding the size of this significant resource.

Some of the most compelling new results are in the Michelin **Main Zone,** where **M07-083** intersected two zones of high grade mineralization starting at a vertical depth of 750 metres, approximately 60 metres down-plunge from the current resource area and located below M06-044. Hole M07-083 features:

- **0.17% U_3O_8** over **11.0 metres** including **0.26% U_3O_8** over **4.00 metres** in an upper zone, and **0.40% U_3O_8** over **5.56 metres** including **0.95% U_3O_8** over **1.14 metres** in a lower zone.

This represents another breakthrough for Michelin as it demonstrates that high uranium grades over mineable widths persist at even greater depths, and the deposit remains open for further expansion.

Of similar importance, shallow drilling on the **Main Zone** continues to enhance the strength of the mineralization at depths capable of being mined by open pit methods. New shallow drilling highlights include:

- **0.13% U_3O_8** over **35.82 metres** with multiple narrow zones exceeding **0.20% U_3O_8** in drill hole **M07-082.**
- **0.12% U_3O_8** over **28.82 metres** including **0.23% U_3O_8** over **10.00 metres** in drill hole **M07-084.**
- **0.09% U_3O_8** over **46.77 metres** including **0.12% U_3O_8** over **27.15 metres** in drill hole **M07-087.**

"We are extremely pleased with the results from the 2007 drill program at Michelin, particularly the strong mineralization intersected at depth -- some of the highest grades encountered to date at Michelin," said Ian Cunningham-Dunlop, Vice President Exploration.

Ongoing drilling from the **Eastern Shoot,** located 250 metres east of the **Main Zone** within the same mineralized horizon, also continued to intersect encouraging uranium mineralization including:

- **0.12% U_3O_8 over 4.0 metres** in drill hole **M07-081.**

A completed long section will be posted on Aurora's website once all assay results are returned.

Detailed drill results for all but one of the final 2007 Michelin drill results can be found in the following table.

Summary of Recent Michelin Drill Hole Results

Hole ID	Target	From (m)	To (m)	Length	% U3O8
M07-075A	Main Shoot - Deep	NSV			
M07-076	Eastern Shoot	293.70	294.70	1.00	0.06
and		316.13	318.13	2.00	0.04
and		486.63	488.00	1.37	0.04
and		491.90	492.90	1.00	0.04
M07-077	Eastern Shoot	**337.00**	**337.60**	**0.60**	**0.17**
and		621.75	622.75	1.00	0.04
M07-078	Eastern Shoot	245.86	247.06	1.20	0.06
and		261.37	261.87	0.50	0.04
and		**267.05**	**268.05**	**1.00**	**0.16**
and		455.65	457.21	1.56	0.04
and		495.70	496.77	1.07	0.03
M07-079	Main Shoot - Deep	670.08	670.50	0.42	0.03
M07-080	Main Shoot - Deep	NSV			

M07-081	Eastern Shoot	424.00	425.00	1.00	0.04
and		433.00	434.00	1.00	0.05
and		469.31	470.31	1.00	0.03
and		605.10	609.10	4.00	0.12
incl		607.10	609.10	2.00	0.17
and		612.60	613.60	1.00	0.03
M07-082	Main Shoot - Shallow	94.00	95.00	1.00	0.03
and		118.47	120.71	2.24	0.05
and		125.29	126.29	1.00	0.04
and		130.19	131.79	1.60	0.11
incl		130.19	130.99	0.80	0.16
and		140.21	176.03	35.82	0.13
incl		140.21	142.21	2.00	0.24
incl		147.21	149.21	2.00	0.24
incl		150.21	152.21	2.00	0.26
incl		155.42	157.62	2.20	0.37
M07-083	Main Shoot - Deep	719.00	730.00	11.00	0.17
incl		724.00	728.00	4.00	0.26
and		741.74	742.94	1.20	0.05
and		745.55	746.63	1.08	0.10
and		759.88	765.44	5.56	0.40
incl		761.88	762.80	0.92	0.61
incl		764.30	765.44	1.14	0.95
M07-084	Main Shoot - Shallow	143.02	144.20	1.18	0.04
and		154.40	183.22	28.82	0.12
incl		155.40	165.40	10.00	0.23
and incl		160.40	163.40	3.00	0.39
incl		168.35	169.15	0.80	0.20
M07-085	Western Shoot	306.19	306.77	0.58	0.08
M07-086	Main Shoot - Shallow	Pending			
M07-087	Main Shoot - Shallow	119.91	121.29	1.38	0.13
and		126.30	173.07	46.77	0.09
incl		126.30	152.45	27.15	0.12
incl		126.30	127.07	0.77	0.17
incl		135.00	142.09	7.09	0.19
incl		142.82	146.74	3.92	0.26
incl		148.45	151.45	3.00	0.18
and incl		171.04	173.07	2.03	0.23

Composites calculated using 0.03% U_3O_8 Cut - Off Grade. The orientation of the mineralized zones at Michelin is interpreted to be steeply south dipping and true widths are approximately 80-90% of stated widths.

COMPANY ACTIVITIES

Further results of drill core submitted to Activation Laboratories for analysis in 2007 are anticipated shortly and an updated resource estimate will be forthcoming later in the first quarter of 2008.

Currently, Aurora is mobilizing field crews and seven drill rigs to commence a two-month winter program of in-fill and geotechnical drilling on both the Michelin and Jacques Lake deposits.

The Company also plans to submit its Project Description to federal and provincial authorities in the second quarter of 2008 to initiate the environmental assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits).

LIQUIDITY

Aurora is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$131 million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora (AXU–TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador – one of the world's most promising uranium districts.

Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred)*. Aurora is undertaking pre-feasibility studies to move the project towards development.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556
Corporate Information
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

** The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 prepared to NI 43-101 requirements is available for viewing on SEDAR at www.sedar.com.*

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

auroranews
energy to change the world

AXU – Toronto Stock Exchange

January 22, 2008

AURORA ADDS SILVER, COPPER, GOLD TO THE URANIUM-RICH INDA LAKE TREND, LABRADOR

Aurora Energy Resources Inc. ("the Company") (AXU–TSX) is pleased to announce that drilling along the Inda Lake Trend has continued to intersect significant intervals of uranium mineralization at the Gear, Inda and Nash deposits, along with multiple intercepts of encouraging silver ± copper ± gold. The repeated association of uranium with precious and base metals opens up the potential for new deposit types and discovery opportunities in this important Canadian uranium district.

"As Aurora moves its large resource towards development, we are excited to continue making advances on the exploration front." said Dr. Mark O'Dea, Aurora's President and CEO. "These new results clearly demonstrate that this emerging uranium district is still in its exploration infancy. We have now established a pipeline of six growing open-pitable uranium deposits in our district, with multiple targets yet to be tested."

The following drill results from Inda, Gear and Nash are very similar, in terms of grade and thickness, to intersections obtained from early shallow drilling at both Aurora's Michelin and Jacques Lake Deposits.

INDA DEPOSIT

Uranium at the Inda Lake Deposit has been traced over a strike length of 1,400 metres, and drill tested locally to a depth of 400 metres. This growing deposit has approximately the same strike length as Michelin and remains open for expansion in all directions. An aggressive drilling campaign is planned for the 2008 field season.

Seven drill holes were completed over the southern portion of the Inda deposit in 2007. All holes intersected encouraging levels of uranium ± silver ± copper mineralization over variable widths and grades. New assay highlights include:

- **0.03% U_3O_8, and 148 grams per tonne silver (4.3 ounces per ton)** over **6.50 metres** in I07-007
- **0.08% U_3O_8** over **7.00 metres** in I07-004
- **0.05% U_3O_8** over **24.00 metres** in I07-006

Similar polymetallic results were intersected during Aurora's 2006 drill program, including:

- **4.38% U_3O_8, 30.1 grams per tonne silver**, and **1.07% copper** over **2.07 metres** in I06-001

GEAR DEPOSIT

Assay results received for the final three of six holes completed at the Gear deposit have returned noteworthy levels of silver, copper and gold in spatial association with the expanding uranium mineralization. New assay highlights include:

- **16.0 grams per tonne silver**, and **0.43% copper** over **4.04 metres** in G07-004
- **0.4 grams per tonne gold, 4.0 grams per tonne silver**, and **0.32% copper** over **1.00 metre** in G07-008

Similar metal associations were intersected during Aurora's 2006 drill program, including:

- **0.33% U_3O_8, 31.0 grams per tonne silver, 0.13% copper** over **2.00 metres** and **0.10% U_3O_8, 31.6 grams per tonne silver, 0.73% copper** over **3.66 metres** in G06-001A
- **0.09% U_3O_8, 22.5 grams per tonne silver, 0.59% copper** over **3.86 metres** and **19.4 grams per tonne silver** and **0.50% copper** over **1.08 metres** in G06-003

The main zone of uranium mineralization at Gear has now been intersected over a strike length of 200 metres. The deposit remains open to the southwest and down-plunge below a vertical depth of 300 metres. An aggressive drilling campaign is planned for 2008.

NASH DEPOSIT

Four holes were drilled in 2007 below the historic Nash deposit. All four holes successfully intersected uranium mineralization and the deposit remains open down-dip with further drilling planned for 2008. New assay highlights include:

- **0.11 % U_3O_8over 4.00 metres** in N07-005
- **0.08 % U_3O_8over 4.00 metres** in N07-006

Table: Inda Lake Trend - Summary of 2006-2007 Assay Composites

Gear - 2006-2007 Assay Highlights							
Hole ID	From (m)	To (m)	Width (m)	U_3O_8 %	Silver	Copper %	Gold g/t
G06-001A	217.32	220.98	3.66	0.10	31.6	0.73	NSV
and	229.00	231.00	2.00	0.33	31.0	0.13	NSV
G06-002	NSV						
G06-003	67.42	68.50	1.08	0.01	19.4	0.50	NSV
and	71.00	74.86	3.86	0.09	22.5	0.59	NSV
G07-004	321.46	325.50	4.04	NSV	16.0	0.43	NSV
and	370.50	372.50	2.00	NSV	0.9	0.04	0.4
and	379.50	380.50	1.00	NSV	1.0	0.03	0.9
G07-005	346.00	369.00	23.00	0.10	NSV	NSV	NSV
incl.	358.00	368.00	10.00	0.17	NSV	NSV	NSV
and incl.	361.00	367.00	6.00	0.22	NSV	NSV	NSV
and incl.	363.00	364.00	1.00	0.45	NSV	NSV	NSV
G07-006	NSV						
G07-007	Hole abandoned due to excessive deviation						
G07-007A	320.17	330.00	9.83	0.13	NSV	NSV	NSV
incl.	328.00	329.00	1.00	0.27	NSV	NSV	NSV
G07-008	17.00	18.00	1.00	NSV	4.0	0.32	0.4

Inda - 2006-2007 Assay Highlights						
Hole ID	From (m)	To (m)	Width (m)	U_3O_8 %	Silver	Copper %
I06-001	146.88	148.95	2.07	4.38	30.1	1.07
I07-002	271.00	276.00	5.00	0.08	0.7	0.02
incl.	274.00	275.00	1.00	0.10	0.7	0.02
and	311.00	313.00	2.00	0.11	0.7	0.02
and	318.00	320.00	2.00	0.16	1.0	0.01
and	339.00	345.00	6.00	0.05	NSV	0.02
I07-003	126.00	130.00	4.00	0.08	0.9	0.01
I07-004	156.00	163.00	7.00	0.08	0.8	0.01
I07-005	133.00	134.00	1.00	0.05	2.3	0.01
I07-006	139.00	163.00	24.00	0.05	5.1	0.01
incl	150.00	151.00	1.00	0.06	42.6	0.02

I07-007	247.00	248.00	1.00	0.04	2.2	0.01
and	284.00	290.00	6.00	0.04	22.6	0.02
and	303.00	309.50	6.50	0.03	148.0	0.05
incl.	305.00	306.00	1.00	0.07	150.0	0.02
and	310.05	311.00	0.95	0.11	39.0	0.01
I07-008	Hole abandoned due to excessive deviation					
I07-008A	425.00	427.00	2.00	0.13	1.1	0.01
and	437.00	443.00	6.00	0.08	0.7	0.01

Nash 2006 - 2007 Assay Highlights				
Hole ID	From (m)	To (m)	Width (m)	U_3O_8 %
N06-001	28.00	32.00	4.00	0.21
N06-002	23.38	26.79	3.41	0.25
N07-003	194.00	195.00	1.00	0.03
N07-004	278.00	279.00	1.00	0.06
N07-005	218.00	222.00	4.00	0.11
incl.	219.00	220.00	1.00	0.34
N07-006	355.00	356.00	1.00	0.08
and	361.00	365.00	4.00	0.08
incl.	364.00	365.00	1.00	0.11
and	373.00	374.00	1.00	0.11

The orientation of the mineralized zones is interpreted to be moderately to steeply southeast dipping and stated widths are approximately 80% of true widths.

For a map of the uranium surface showings, please click on http://www.aurora-energy.ca/files/ProjectMap

A view of the Inda Lake Trend with drill hole locations will be posted shortly.

COMPANY ACTIVITIES

An updated resource estimate for the Michelin, Jacques Lake, Gear, Inda, Nash, and Rainbow Deposits will be forthcoming in coming weeks.

The Company plans to submit its Project Description to federal and provincial authorities in the second quarter of 2008 to initiate the environmental assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits).

Aurora has commenced a two-month winter program of in-fill and geotechnical drilling on both the Michelin and Jacques Lake Deposits and is undertaking engineering studies to move the project towards development.

ABOUT AURORA

Aurora (AXU-TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred)*. Aurora is undertaking pre-feasibility studies to move the project towards development.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate Information
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

* *The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 prepared to NI 43-101 requirements which is available for viewing on SEDAR at www.sedar.com.*

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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energy to change the world
RECEIVED
2008 APR 21 A 7:45
AXU – Toronto Stock Exchange
OFFICE OF INTERNATIONAL CORPORATE FINANCE
January 30, 2008

2007 JACQUES LAKE DRILL RESULTS REINFORCE AURORA'S URANIUM MINE PLAN IN COASTAL LABRADOR

Aurora Energy Resources Inc. ("Aurora" or "the Company") (AXU-TSX) is pleased to announce the final results from its 2007 drill program at Jacques Lake. The results firmly establish this new uranium deposit as an important part of the Company's pipeline of development projects in coastal Labrador.

The growing Jacques Lake deposit augments Aurora's portfolio of quality assets in a safe and mining-friendly country - one that supplies 28% of the world's uranium. A revised resource estimate for Jacques Lake is expected from the Company in the very near-term.

"Jacques Lake has evolved into a significant development project in only three years," said Dr. Mark O'Dea, Aurora's President and CEO. "With a comprehensive infill drill program underway, along with ongoing mining, metallurgical and environmental engineering studies, Jacques Lake is on a development track as either a stand alone operation or one that can be developed concurrently with the nearby Michelin deposit."

Mineralization at Jacques Lake, which starts at surface, has been intersected over a strike length of over 750 metres, extended to a depth of up to 425 metres, and still remains open for expansion along strike and at depth. Jacques Lake is now approximately three quarters the strike length and about half the depth of Michelin – and has similar structural characteristics and potential to develop significantly in size.

Significant new drill results from 2007 include:

- Drill hole JL07-076, which intersected **0.11% U_3O_8 over 10.00 metres**, including **0.23% U_3O_8 over 3.00 metres**. This hole is the most significant new result from Jacques Lake because it extends the deposit an additional 200 metres along strike to the southwest at a depth of approximately 350 metres.
- Drill hole JL07-068, which intersected **0.08% U_3O_8 over 20.00 metres**, including **0.13% U_3O_8 over 5.00 metres**.
- Drill hole JL07-073, which intersected **0.05% U_3O_8 over 37.09 metres**.
- Drill hole JL07-078, which intersected **0.11% U_3O_8 over 7.00 metres**, including **0.21% U_3O_8 over 2.00 metres** and **0.08% U_3O_8 over 9.20 metres**.

A detailed table of results can be viewed by clicking here.

A view of the Jacques Lake long section can be viewed by clicking here.

BASELINE ENVIRONMENTAL AND SOCIAL STUDIES

Baseline environmental studies, initiated by Aurora in 2005, continued in the Jacques Lake area during 2007. These studies focused on collecting information regarding natural systems, air quality, and local history; on reviewing archival data and meteorological conditions; and on assessing components of the existing ecosystem.

Detailed baseline work is proceeding in 2008 to expand this work. In addition, Aurora is engaged in dialogue with communities in preparation for undertaking Traditional Knowledge programs in 2008. The study results will be used in the regulatory approval process.

ENVIRONMENTAL ASSESSMENTS

The Company plans to submit its Project Description to federal and provincial authorities in the second quarter of 2008 to initiate the Environmental Assessment (EA) process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). Meetings and presentations to local communities and their representatives were undertaken in 2007 to seek involvement and input. Similar consultations will continue throughout 2008.

Aurora has initiated discussions with the appropriate governments and regulators including the Province of Newfoundland and Labrador, Nunatsiavut Government, Canadian Nuclear Safety Commission, and the Canadian Environmental Assessment Agency. This will help ensure timely compliance with the EA requirements.

MINE DEVELOPMENT

Development planning for an open pit and underground mine at Jacques Lake deposit continues. In 2008, Aurora and its engineering contractors will begin initial open pit mine design and scheduling. In addition, the underground mining and access methods will be reviewed and updated. Following that, underground stope layout and mine scheduling will be initiated.

Aurora and its engineering contractors (Micon and SNC-Lavalin) will begin planning the mine infrastructure at the Jacques Lake site late in Q2 of 2008 once a mining method and initial schedule are determined. Infrastructure will include an access and haulage road from the Michelin mill site, power considerations, site water management system, mine maintenance facilities, mine waste storage and emergency housing facilities.

METALLURGY AND PILOT PLANT

Aurora will be testing a mixture of Jacques Lake and Michelin ores at a pilot plant at SGS's Lakefield, Ontario laboratory in mid-February. Initial work conducted in 2007 suggests that Jacques Lake ore will produce a slighter greater uranium extraction rate (approximately 90%) compared with the Michelin ore (88 %).

DRILLING

There is now a 50-person all-season camp established at Jacques Lake with an independent crew, logistics support, staff and budget. The camp will support Aurora's 2008 hydrology, geotechnical and drilling programs. Winter drilling at Jacques Lake is currently underway, with two rigs drilling an estimated 5,000 metres with the objective of converting inferred resources into measured and indicated resources. Aurora is also planning geotechnical and hydrological drilling at Jacques Lake deposit during 2008 program. This would support open pit and underground mine planning.

aurora news

energy to change the world

AXU – Toronto Stock Exchange

ABOUT AURORA

Aurora (AXU-TSX) is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred)*. Aurora is undertaking pre-feasibility studies to move the project towards development.

Aurora is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$131 million in cash that is fully liquid and held with a large commercial bank.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
Phone: 709-726-2223

Don Falconer
VP Corporate Development
Phone: 416-362-5556

Corporate contact information
Phone: 604-632-0110 or
Toll Free: 1-877-632-4677
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

* *The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 prepared to NI 43-101 requirements which is available for viewing on SEDAR at* www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

auroranews RECEIVED
energy to change the world
2008 APR 21 A 7:45 AXU – Toronto Stock Exchange
OFFICE OF INTERNATIONAL CORPORATE FINANCE
February 4, 2008

AURORA ADDS FURTHER TALENT AND EXPERIENCE TO ITS PROJECT DEVELOPMENT TEAM

Dr. Mark O'Dea, President and CEO, is pleased to announce the following people have joined Aurora Energy Resources Inc. ("Aurora") (AXU – TSX) to expand the Company's project capability in Newfoundland and Labrador:

- **Paul Coombs**, CFO and Corporate Secretary;
- **Ed Williams**, Director Human Resources;
- **Linda Wrong**, Manager Environmental Baseline and Engineering Liaison; and
- **Waylon Williams**, Labrador Community Relations Advisor.

"These individuals bring significant mining and natural resource experience, as well as environmental management and community knowledge to Aurora," said Dr. O'Dea. "Their unique combination of international and local expertise, coupled with the talent already present on our dynamic development team, will see this mine successfully developed."

Paul Coombs, B. Comm. CMA, CGA, MBA has joined Aurora as Chief Financial Officer and Corporate Secretary. He will be responsible for all financial matters related to the Company as it moves its projects through feasibility and project development, including financial planning, budgeting, taxation and supply chain development.

Paul has 9 years experience in the mining industry, having worked in various financial management capacities with Xstrata and Falconbridge.

He began his career in Newfoundland and Labrador working for Fisheries Products International and Northern Light Fisheries where he established his credentials in global financial, administrative and supply chain management systems while developing ties to the local business community.

Aurora would like to thank outgoing Chief Financial Officer and Corporate Secretary, Sean Tetzlaff, C.A. who has played a key role in Aurora's exceptional growth over the past two and a half years, having taken Aurora through its formation, IPO and subsequent rounds of financing. Sean will now focus 100% of his efforts as Chief Financial Officer and Corporate secretary of Fronteer Development Group Inc. Fronteer is a founding shareholder and current owner of 42.3% of Aurora.

Ed Williams has joined the Aurora Management Team as Director, Human Resources. He assumes the responsibility for all human resource duties for Aurora, including recruitment, compensation, training and performance management. Ed brings an extensive background in both human resources and business development within Newfoundland and Labrador.

He was Human Resources Manager on three major offshore oil projects in Newfoundland and Labrador. Most recently, Ed was Business Development Manager for Kruger Inc., a major pulp and paper manufacturer.

Linda Wrong, B.Sc. P.Geo has joined Aurora as Manager, Environmental Baseline and Engineering Liaison. In this role, she will lead the design and implementation of the environmental baseline program and act as a link between the engineering and environmental teams for the Michelin Project. In addition, Linda will provide environmental support to other exploration programs in the area.

Linda is a former senior exploration geologist in the mining industry. Linda has over 20 years experience in the mining industry and over 15 years experience in the provision of environmental assessment, baseline program development, environmental management system design and implementation, water supply and contaminated site management support to exploration and mining projects throughout Canada, the US and Central America.

Waylon Williams has joined Aurora as the Labrador Community Relations Advisor. He will be responsible for creating and managing a wide range of community relations initiatives to further strengthen Aurora's reputation amongst key audiences in Labrador. Working from the foundation Aurora's community relations team has been successfully building with stakeholders since 2003, he will work to continue building solid relationships with the community.

Having lived and worked throughout much of Labrador, Waylon knows the people and communities very well and brings tremendous local knowledge to Aurora. Previously he has worked with the Hudson's Bay Company. He has also managed retail businesses in North West River, Nain, Hopedale, and Makkovik. He has experience as a business owner, and has worked as Economic Development Officer with the Makkovik Development Committee and with the Combined Council of Labrador.

ABOUT AURORA

Aurora (AXU-TSX) is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora's uranium district has a defined resource of 58 million pounds of uranium (5 million measured and 53 million indicated) and 38 million pounds (inferred)*. Aurora is undertaking pre-feasibility studies to move the project towards development.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate Information
www.aurora-energy.ca

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Vice President, Exploration for Aurora., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

** The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 dated February 19, 2007 as amended March 1, 2007, which is available for viewing on SEDAR at www.sedar.com.*

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates timing of the project registration document, potential for expansion of resources and potential timing of receipt of permits and classification of future mineral resources, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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AXU – Toronto Stock Exchange

February 20, 2008

AURORA'S MICHELIN URANIUM DEPOSIT INCREASES IN SIZE BY 20% AT SIGNIFICANTLY HIGHER GRADES

Aurora Energy Resources Inc. ("the Company") (stock symbol AXU on the TSX) is pleased to announce that a new resource estimate for its Michelin Uranium Deposit ("Michelin"), has led to an overall 20% increase in deposit size. While still open for further expansion, Michelin now has:

- A Measured and Indicated resource of 67.4 million pounds of U_3O_8 (uranium); and
- An Inferred resource of 35.5 million pounds of U_3O_8 (uranium).

Of equal significance, the uranium mineralization of Michelin has increased by more than 11% (now 0.12% U_3O_8) in the proposed underground section of the deposit and by 5% (now 0.07% U_3O_8) in the proposed open pit section of the deposit area.

Michelin, which forms the backbone of Aurora's new uranium district, is the first in the Company's pipeline of uranium development projects with production visibility. Updated resource estimates for the Jacques Lake Deposit and four additional uranium deposits (Rainbow, Gear, Inda Lake and Nash) located on Aurora's land holdings will be announced by Aurora in the very near-term.

"Michelin is now clearly one of Canada's uranium mega-projects, with a resource size and associated grade that compares favourably with its peers on the world stage" said Dr. Mark O'Dea, Aurora's President and CEO. "Michelin now ranks among the world's highest grade deposits outside the Athabasca Basin that are either currently in production or have production visibility."

MICHELIN DEPOSIT RESOURCE ESTIMATE

The following table summarizes the Classified Mineral Resources of the Michelin Deposit:

	Underground*			Open Pit**			
Class	**Tonnes**	**%U_3O_8**	**lbs U_3O_8**	**Tonnes**	**%U_3O_8**	**lbs U_3O_8**	**Total lbs**
Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	13,078,000
Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	54,356,000
Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000

** Underground resources stated at a cut-off grade of 0.05% U_3O_8*

*** Open pit resources stated at a cut-off grade of 0.03% U_3O_8*

DEVELOPMENT CONSIDERATIONS

Michelin is a large, high quality asset with deposit characteristics capable of supporting a conventional, relatively low cost, long-life mining operation. Studies to date indicate that Michelin's cash costs would compare very favourably with other operating hard rock uranium mines around the world.

Based on extensive metallurgical and pilot plant tests at SGS Lakefield Laboratories, the characteristics of the Michelin ore are well understood, uncomplicated, and conventional. Michelin lends itself to standard crushing and grinding technology and traditional leach processing.

In addition, metallurgical tests to date indicate:

- The Michelin ore is not highly abrasive and will require only modest grinding energy.
- The ore and surrounding rocks contain very low levels of deleterious or problematic metals, such as vanadium, molybdenum and selenium.
- The ore and surrounding rocks contain very low levels of sulphides and high levels of carbonate, indicating that acid rock drainage is not a concern for waste rock or tailings.

From a geotechnical perspective, the host rocks at Michelin are amenable to both open pit and conventional underground mining techniques. The Deposit is hosted in hard, competent, relatively impermeable Canadian Shield volcanic rock, with no groundwater issues or rock mechanic issues identified to date.

Importantly, Michelin also has appealing infrastructure options, which are currently being evaluated, including:

- Potential to access grid power from Newfoundland and Labrador Hydro to provide 40-45 megawatts of power for the project.
- Road access alternatives to the Michelin mine site.
- Marine access alternatives. Michelin is located 30 kilometres from tidewater which allows 6-7 months of seasonal waterway access and transportation of heavy equipment and bulk supplies to and from site.

2008 WORK PROGRAM

Aurora is continuing to advance the Project through its comprehensive development program. A detailed work program for the balance of 2008 is planned to be announced by Aurora within the next few weeks.

Meanwhile, Aurora has commenced a 20,000 metre, seven rig, two-month winter program of in-fill, confirmation, and geotechnical drilling on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies designed to move the project towards development.

The Company is scheduled to submit its Project Description (Registration) to federal and provincial authorities in the second quarter of 2008 to initiate the Environmental Assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). The Registration is the beginning of an extensive process under the federal, provincial and Nunatsiavut governments.

ABOUT AURORA

Aurora is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts. Aurora's focus on low-cost organic growth over the past three years has led to a five-fold increase in deposit size at a cost to Aurora shareholders of less than $0.50 per pound.

aurora news

energy to change the world

AXU – Toronto Stock Exchange

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora, please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate Information
www.aurora-energy.ca

Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for the Michelin resource estimate and has approved this news release. The resource model consists of four discrete mineralized domains, defined by a combination of stratigraphy, alteration and grade, that were hand digitized using 348 drill holes, on 50 metre-spaced cross-sections. Two metre composites were generated from capped U3O8 grades within these solids and used to interpolate grades into two block models, one for underground (5x5x5 metres) and one for the open pit (10x5x10 metres), using ordinary kriging in Gemcom software. Search radii were determined from correlogram ranges and oriented parallel to the overall plunge of the deposit. A single average density of 2.7 g/cc, as determined from 129 measurements from mineralized rock throughout the deposit, was used to calculate tonnage. Blocks were classified into Measured, Indicated and Inferred Mineral Resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. The Michelin resource estimate is reported using cut-off grades of: 0.03% U3O8 for the open pit portion, and 0.05% U3O8 for underground. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of this release. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

** The Independent Qualified Person responsible for the 2007 resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 prepared to NI 43-101 requirements is available for viewing on SEDAR at www.sedar.com.*

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

aurora news

energy to change the world

AXU – Toronto Stock Exchange

February 25, 2008

AURORA EXCEEDS ANNUAL RESOURCE TARGET AND ADDS FOUR NEW DEPOSITS TO PROJECT PIPELINE

Aurora Energy Resources Inc. ("the Company") (stock symbol AXU on the TSX) is pleased to announce that a new total resource estimate for its pipeline of six growing uranium deposits in coastal Labrador has produced:

- **A Measured and Indicated resource of 83.9 million pounds of U_3O_8 (uranium); and**
- **An Inferred resource of 49.8 million pounds of U_3O_8.**

Aurora's new uranium resource base has surpassed the Company's annual target, increasing by 39% in just over 12 months. This new estimate is comprised of the Michelin Deposit (see recent press release of February 20, 2008), the Jacques Lake Deposit, and four newly estimated nearby satellite deposits called Rainbow, Nash, Inda, and Gear. Jacques Lake and the satellite deposits all have the potential for significant, Michelin-style growth and are located within 30 kilometres of Michelin.

"Our goal for 2007 was to deliver a resource of 130 million pounds," said Dr. Mark O'Dea, Aurora's President and CEO. "We have exceeded our resource target for the third consecutive year. More importantly, we have succeeded in demonstrating that Aurora's new uranium district hosts a true pipeline of projects that have major growth potential, which will help sustain a long life, world-class mining camp. We are moving to develop these important resources as efficiently as possible, using industry best practices in geology, engineering, metallurgy, environment and health and safety."

JACQUES LAKE DEPOSIT INCREASES BY 67%

The new resource estimate for the Jacques Lake Deposit ("Jacques Lake"), has led to an overall **67%** increase in deposit size. While still open for significant expansion, Jacques Lake now has:

- **A Measured and Indicated resource of 10.4 million pounds of U_3O_8; and**
- **An Inferred resource of 6.9 million pounds of U_3O_8.**

Like Michelin, the characteristics of the Jacques Lake mineralization are well understood and similar to the Michelin mineralization. Jacques Lake mineralization lends itself to standard crushing and grinding technology and traditional leach processing. Similarly, the host rocks at Jacques Lake are competent, making them amenable to both open pit and conventional underground mining techniques. Like Michelin, there are no groundwater, metallurgical or rock mechanic issues identified to date.

FOUR SATELLITE DEPOSITS TAKE SHAPE

While the Michelin and Jacques Lake deposits are clearly the backbone of the district, Aurora's drilling programs have further defined four satellite deposits, each with the potential to become significant resources in their own right. The Rainbow, Nash, Inda and Gear deposits have been significantly expanded and now cumulatively have:

- **An Indicated resource of 6.1 million pounds of U_3O_8; and**
- **An Inferred resource of 7.4 million pounds of U_3O_8.**

Of particular note, the Inda Deposit today is nearly as large as the Jacques Lake Deposit was 12 months ago. It is important to stress that all four of these satellite deposits are still at a very early stage of deposit delineation and have significant growth potential.

For a map showing the distribution of Aurora's uranium deposits and priority drill targets, please use the following link: http://www.aurora-energy.ca/files/HotSpots 2008.02.22.JPG.

The following table summarizes the Classified Mineral Resources of the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits:

		Underground*			Open Pit*			Total
Deposit	**Class**	**Tonnes**	**%U3O8**	**lbs U3O8**	**Tonnes**	**%U3O8**	**lbs U3O8**	**lbs U3O8**
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	
	MEASURED & INDICATED	**17,459,000**	**0.12**	**47,892,000**	**12,941,000**	**0.07**	**19,542,000**	**67,434,000**
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000	
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000	
	MEASURED & INDICATED	**3,772,000**	**0.08**	**6,663,000**	**2,310,000**	**0.07**	**3,748,000**	**10,411,000**
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000
TOTAL	**MEASURED & INDICATED**	**21,231,000**	**0.12**	**54,555,000**	**19,076,000**	**0.07**	**29,355,000**	**83,910,000**
MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000
TOTAL	**INFERRED**	**15,355,000**	**0.11**	**38,243,000**	**8,570,000**	**0.06**	**11,536,000**	**49,779,000**

** Aurora's CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U_3O_8) and open pit (0.03% U_3O_8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.*

2008 WORK PROGRAM

Aurora is continuing to advance the Project through its comprehensive development program. A detailed work program for the balance of 2008 is scheduled to be announced by Aurora within the next few weeks.

Meanwhile, the Company is carrying out a 20,000 metre, seven rig, two-month winter program of in-fill, confirmation, and geotechnical drilling on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies designed to move the project towards development.

The Company is scheduled to submit its Project Registration to government authorities in the second quarter of 2008 to initiate the Environmental Assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). The Project Registration is the beginning of an extensive environmental assessment process under the federal, provincial and Nunatsiavut governments.

aurora news

energy to change the world

AXU – Toronto Stock Exchange

ABOUT AURORA

Aurora is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora, please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556
Corporate Information
www.aurora-energy.ca

Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U_3O_8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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energy to change the world

AXU – Toronto Stock Exchange

NUNATSIAVUT GOVERNMENT CONSIDERS PROPOSED CHANGES TO URANIUM MINING ON LABRADOR INUIT LANDS

March 11, 2008

Aurora Energy Resources Inc. ("the Company") (stock symbol AXU on the TSX) announces that the Nunatsiavut Government is considering a proposed three-year moratorium on uranium mining and milling on Labrador Inuit Lands in coastal Labrador. The Motion, which passed First Reading, is being brought to community members for review and discussion. The Motion must pass a majority General Assembly vote, following Second Reading, before it can be passed into law.

"Aurora recognizes that uranium mining can only proceed on Labrador Inuit Lands with the agreement and trust of the Labrador Inuit," says Aurora President and CEO Dr. Mark O'Dea. "Aurora is committed to making sure that the Nunatsiavut Government and the coastal communities are comfortable with any proposed mining project."

The environmental assessment process is the most appropriate mechanism to properly assess uranium mining on Labrador Inuit Lands and to provide the comfort to move ahead with the project. Aurora is optimistic that the process will move ahead with the involvement of the Nunatsiavut Government, and is confident that the Nunatsiavut Government, therefore, will have the information necessary to make a decision on uranium mining. "Our efforts will focus on communicating this clearly to the Assembly members and the communities near our project area," added Dr. O'Dea.

Aurora is currently completing a 20,000 metre, winter drill program on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies.

ABOUT AURORA

Aurora is a uranium development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora, please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

aurora news

energy to change the world

AXU – Toronto Stock Exchange

Don Falconer
VP, Corporate Development
416-362-5556
Corporate Information
www.aurora-energy.ca

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

aurora news
energy to change the world
AXU – Toronto Stock Exchange

March 31, 2008

AURORA REPORTS 2007 ANNUAL RESULTS

Aurora Energy Resources Inc. (the "Company") (AXU – TSX) reports its financial and operating results for the year ended December 31, 2007. Details of the Company's financial results are described in the audited financial statements and Management's Discussion and Analysis for the year ended December 31, 2007. Further details on each of the Company's projects and activities can be found on the Company's website http://www.aurora-energy.ca and on SEDAR at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Overview

The Corporation was incorporated on June 8, 2005, and operates in the mineral resource industry. Its principle focus is on the exploration and development of uranium projects in the Central Mineral Belt ("CMB") in Labrador, Canada one of the most promising uranium districts in the world, as well as potential evaluation and acquisition of opportunities throughout the world. Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

Aurora's properties consist of a total of 223,074 acres in 28 licenses or groups of mineral claims. On November 27, 2007, the Company completed its 2007 drill program which had commenced on April 16, 2007. A total of 141 diamond drill holes totaling 49,793 metres were completed, utilizing up to 11 helicopter-supported drill rigs over the course of the program. This work significantly expanded the size of the Michelin and Jacques Lake deposits, and tested a number of new and historic uranium targets on the property. During the first quarter of 2008, the Company released an updated NI 43-101 compliant resource estimate for the Michelin and Jacques Lake deposits, and initial NI 43-101 compliant resource estimates for the Gear, Inda, Nash and Rainbow deposits.

For 2008, an $8 million, 20,000 metre winter infill drilling program has recently concluded at the Michelin and Jacques Lake deposits, to convert inferred resources to indicated resources. This will be followed by a $20 million, 50,000 metre summer diamond drilling program, aimed at advancing the development of deposits and exploration targets. The main focus of the 2008 drilling program will be to continue to expand and convert inferred resources to indicated resources at the Michelin and Jacques Lake deposits, expand the size of the Gear, Inda, Nash and Rainbow deposits and to test a number of other targets on the property.

Operations
Selected Financial Data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis ("MD&A") of the financial position and operating results of the company for the twelve months ended December 31, 2007 and 2006 and the audited consolidated financial statements and related notes for the same period.

	Year ended December 31, 2007	Year ended December 31, 2006
Loss for year	$7,414,906	$12,571,640
Basic and diluted loss per share	$0.11	$0.23
Cash invested in mineral properties	$27,981,820	$14,534,070
Cash generated by financing activities	$110,244,554	$68,515,868
Cash and cash equivalents	$131,094,585	$53,137,862
Working capital	$129,898,119	$52,386,417
Total assets	$192,186,937	$76,419,309
Shareholders' equity	$184,879,251	$74,570,752

The Company's net loss for the year ended December 31, 2007 was $7,414,906, or a loss per share of $0.11, compared to a net loss of $12,571,640 and loss per share of $0.23 for the year ended December 31, 2006. An increase in interest income and reduction in stock-based compensation are the primary factors for the improvement in the Corporation's net loss in 2007 vs. 2006.

The net loss for the year ended December 31, 2007 consists primarily of stock-based compensation expenses ($5.8 million), wages and benefits ($2.5 million) and investor relations, promotion and advertising expenses ($1 million), offset by interest income of $2.2 million.

Exploration Projects

The Company incurred expenditures of $27.98 million for the year ended December 31, 2007 on the development and exploration of its CMB uranium assets (net of stock-based compensation of $4.19 million, amortization of $0.3 million and future income taxes of $1.9 million) as compared to a budget of $27.6 million.

Liquidity

At December 31, 2007, the Company had cash on its balance sheet of $131 million and working capital of $129.9 million, as compared to cash of $53.1 million and working capital of $52.4 million at December 31, 2006. The change in cash and working capital of $77.9 million and $77.5 million, respectively, is primarily related to the receipt of November 27, 2007 bought deal financing with gross proceeds of $111.6 million, proceeds from the exercise of stock options and warrants throughout 2007 of $3.5 million, offset by deferred development and exploration expenditures of $27.98 million and cash operating costs of $2.99 million.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and stock options to fund its exploration, development and administrative costs.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador. It owns 100% of one of Canada's largest undeveloped uranium deposits. Aurora is committed to generating superior shareholder value and responsible development, with lasting local benefits. Aurora has offices in Postville, Makkovik, Happy Valley - Goose Bay, Labrador, St. John's, Newfoundland, Toronto and Vancouver.

The Company will be hosting its annual general meeting on June 10, 2008 at The Rooms in St. John's, Newfoundland and Labrador.

For further information on Aurora please contact:

Mark O'Dea, President & CEO

Paul Coombs, Chief Financial Officer

(PH) 604-632-0110 or (709) 726-2223

www.aurora-energy.ca

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to the timing and level of exploration activities, including drilling activities, the timing of completion of a pre-feasibility study and anticipated results of the 2007 work program; involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form on file with the Canadian Securities Commissions. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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AXU – Toronto Stock Exchange

AURORA COMMITS TO WORKING WITH NUNATSIAVUT GOVERNMENT ON URANIUM DEVELOPMENT IN LABRADOR

April 8, 2008

Aurora Energy Resources Inc. ("the Company") (stock symbol AXU on the TSX) confirmed today that the Nunatsiavut Government voted eight to seven in favour of implementing a three-year moratorium on uranium mining on Labrador Inuit Lands, but will continue to allow uranium exploration.

Aurora understands that the basis for the mining moratorium is to allow time for the Nunatsiavut Government and the Government of Newfoundland and Labrador, through the Regional Planning Authority, to formulate a Land Use Plan as required by the Labrador Inuit Land Claims Agreement.

"The Nunatsiavut Government has indicated that it is supportive of natural resource development and open to evaluating ongoing project information, but needs additional time to prepare for significant developments like the Michelin Project," said Dr. Mark O'Dea, President and CEO, Aurora Energy Resources Inc. "Currently there is no uranium mining on Labrador Inuit Lands and there are no plans for uranium mining operations for the next three years."

Nunatsiavut Government Lands and Resources Minister William Barbour said following the Assembly decision today, "We are prepared to work with any company wanting to conduct exploration within our territory. During the course of the next three years we will build our human resources capacity to effectively govern our land and resources and effectively participate in environmental protection and management together with industry and other governments."

Aurora plans to conduct an in-fill drill program at the Michelin and Jacques Lake deposits and continue with a pre-feasibility study on the Michelin Project.

"We are committed to continue working closely with the Nunatsiavut Government, Inuit Community Government members and beneficiaries on such things as tailings management and environmentally safe mine closure plans. We strongly believe that we can demonstrate to the Nunatsiavut Government that uranium mining can be safely carried out, with the utmost care for the integrity of the environment," concluded Dr. O'Dea.

The Nunatsiavut Government is a newly formed regional government established in 2005.

LIQUIDITY

Aurora has no debt and approximately $120 million in cash that is fully liquid and held with a large commercial bank.

ABOUT AURORA

Aurora is a uranium exploration and development company focused on the Central Mineral Belt in coastal Labrador - one of the world's most promising uranium districts.

Aurora is committed to responsible development with lasting local benefits and the highest standards of safety, health, and environmental protection.

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energy to change the world

AXU – Toronto Stock Exchange

For further information on Aurora, please contact:

Don Falconer
VP, Corporate Development
416-362-5556

Andrea Marshall
Media Relations
709-726-2223

Corporate Information
www.aurora-energy.ca

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

END